Form 20-F
period 1997-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 1998-03-17
CIK 1029145

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1997

                               OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 0-29106


                  KNIGHTSBRIDGE TANKERS LIMITED
_________________________________________________________________
     (Exact name of Registrant as specified in its charter)

                       ISLANDS OF BERMUDA
_________________________________________________________________
         (Jurisdiction of incorporation or organization)

                           Cedar House
                         41 Cedar Avenue
                         Hamilton HM EX
                             Bermuda
_________________________________________________________________
            (Address of principal executive offices)

Securities registered or to be registered pursuant to Section
12(b) of the Act:  None

Securities registered or to be registered pursuant to Section
12(g) of the Act:

                         Title of each class

                          Common Shares
                        (par value $0.01)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:     None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common Shares, par value $0.01         17,100,000

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes   X       No

Indicate by check mark which financial statement item the Registrant has elected to follow.

               Item 17             Item 18   X

                      TABLE OF CONTENTS (1)

                                                             Page


Part I  Item 1   Description of Business...................
        Item 2   Description of Property...................

        Item 3   Legal Proceedings.........................

        Item 4   Control of Registrant.....................

        Item 5   Nature of Trading Market..................

        Item 6   Exchange Controls and Other Limitations
                    Affecting Security Holders.............

        Item 7   Taxation..................................

        Item 8   Selected Financial Data...................

        Item 9   Management's Discussion and Analysis of
                    Financial Condition and Results of
                    Operations.............................

        Item 10  Directors and Officers of Registrant......

        Item 11  Compensation of Directors and Officers....

        Item 13  Interest of Management in Certain
                    Transactions...........................

Part IV Item 18  Financial Statements......................

        Item 19  Financial Statements and Exhibits.........




___________________
(1) Items omitted are inapplicable.

                             PART I

ITEM 1 - DESCRIPTION OF BUSINESS

General

         Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Subsidiaries"), five very large crude oil carriers ("VLCCs") (the "Vessels"), and certain related activities. The Company charters the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed (the "Charter Guarantees") by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charterer and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. References herein to the Company include the Company and the Subsidiaries, unless otherwise indicated.

Ownership and Management of the Company Generally

         In February, 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share (the "Common Share"), at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 1997, ICB International owns approximately 5.8% of the outstanding Common Shares. ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB, manages the business of the Company. See Item 10.

Vessels

         The Company used the net proceeds of the offerings described above, together with advances totaling $145.6 million under a credit facility from an international syndicate of lenders (the "Credit Facility"), primarily to fund the purchase by the Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 (the "Delivery Date") the Vessels were delivered by the Company to the Charterer, under separate "hell and high water" bareboat charters (the "Charters"). The term of each of these Charters is a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of 14 years per Charter. Under the Charters, the Charterer pays the greater of a base rate of hire or a spot market related rate. See "Charterhire" below.

         Each Vessel is an approximately 298,000 deadweight tonne ("dwt") double hull VLCC built by Daewoo Heavy Industries, Ltd. (the "Builder") at its shipyard in Korea. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. The name, dwt, hull type and date of original delivery from the Builder's yard are set forth below, together with certain of the Vessels' particulars:

                                              Date of Delivery from
    Vessel Name  Approximate Dwt  Hull Type       Builder's Yard

    Murex               298,000   Double      June 2, 1995
    Macoma              298,000   Double      August 1, 1995
    Magdala             298,000   Double      September 28, 1995
    Myrina              298,000   Double      November 15, 1995
    Megara              298,000   Double      March 5, 1996

                       Vessel Particulars

    Length Overall...........................    332.0 meters
    Beam Overall.............................     58.0 meters
    Depth....................................     31.0 meters
    Draught..................................     22.0 meters
    Cargo Cubic..............................343,000 cubic meters
    Main Engine Sulzer 7RTA84T (Diesel) rated at 36,000 hp.

         The Vessels are modern, high-quality double hull tankers designed for enhanced safety and reliability and for relatively low operating and maintenance costs. Design features include a cargo system designed for optimum port performance, a high grade anti-corrosion paint system and pipeline materials which have been specified with a view to long service, an efficient power generation system including shaft generator, additional firefighting and safety equipment over and above minimum standards and improved structural design.

         The Vessels are all registered in the Isle of Man.

The U.K. Finance Leases

         The Subsidiaries have each entered into conditional sale/leaseback arrangements the ("U.K. Finance Leases") with a subsidiary of National Westminster Bank plc, NatWest Leasing and Asset Finance Ltd. (the "U.K. Lessor") pursuant to which each Subsidiary has sold a Vessel to the U.K. Lessor under a conditional sale agreement (the "CSA") and concurrently leased its Vessel back from the U.K. Lessor for a term of 25 years. By virtue of certain benefits under United Kingdom tax laws which will be passed to the Charterer, the U.K. Finance Leases enable the Charterer to achieve a reduction in its costs of hiring and using the Vessels, without reducing the Base Hire, Additional Hire, if any, or Supplemental Hire (as these terms are defined herein) payable to the Subsidiaries. During the term of the U.K. Finance Leases, the Vessels will remain on the Company's consolidated balance sheet and each Subsidiary will retain title to the related Vessel.

         On the Delivery Date, the U.K. Lessor paid to the Subsidiaries an amount equal to $439.8 million in the aggregate and each Subsidiary delivered its related Vessel to the Charterer as agent for the U.K. Lessor. Each Subsidiary procured the opening of a letter of credit (each a "Letter of Credit" and, collectively, the "Letters of Credit") by a major commercial bank (each a "LC Bank" and, collectively, the "LC Banks") from which the U.K. Lessor will be paid rental and other payments due under the U.K. Finance Leases. The Subsidiaries also established letter of credit reimbursement accounts (each a "LC Account" and, collectively, the "LC Accounts") with the LC Banks, as security for their respective obligations to reimburse the LC Banks for amounts paid under the Letters of Credit. Interest on the LC Accounts will be added to such security, and, therefore, will not benefit the Company.

         The U.K. Lessor, the Charterer and each Subsidiary have entered into a direct support agreement (each a "Direct Support Agreement" and, collectively, the "Direct Support Agreements") containing certain indemnification and other payment obligations of the Charterer in favor of the U.K. Lessor. The U.K. Finance Leases are structured so that the LC Banks may not make claims for reimbursement against the Subsidiaries or the Vessels for amounts paid or capable of being drawn under the Letters of Credit, other than claims in respect of funds on deposit in the LC Accounts (including interest thereon), except in the event that such funds are returned to the Subsidiaries or paid to a creditor or a trustee or similar official and then only to the extent of such returned or paid funds. In addition, the U.K. Lessor may not make claims against the Subsidiaries or the Vessels for amounts otherwise due under the U.K. Finance Leases and capable of being drawn under the Letters of Credit, except to the extent that the Charterer has paid to a Subsidiary under the Charters separate amounts denominated in Pounds Sterling ("Sterling Hire") for the sole purpose of enabling the Subsidiaries to meet their obligations to the U.K. Lessor.

         The U.K. Lessor, the Charterer and each Subsidiary (with the consent of the Charterer) may not terminate the U.K. Finance Leases apart from under certain conditions and upon such termination a termination sum (the "Termination Sum") will be payable to the U.K. Lessor. One of those conditions includes the termination of the Charter and the failure to substitute an acceptable replacement charter. The recourse of the U.K. Lessor against the Subsidiaries or the Vessels for all or any portion of the Termination Sum will be limited to amounts capable of being drawn under the Letters of Credit and to any amounts paid in respect thereof by the Charterer to the Subsidiaries as Sterling Hire. To the extent the Termination Sum exceeds the amount capable of being drawn under the Letters of Credit, the Charterer will be obligated to pay the U.K. Lessor the difference. Also, upon termination, the U.K. Lessor will agree to sell its interest in the related Vessel and to allow the relevant Subsidiary to control the disposition of such interest in the related Vessel and to receive the net proceeds of any sale thereof except in limited circumstances. However, the Subsidiaries' rights will be subject to the rights of the agent on behalf of the lenders under the Credit Facility, as described below, who will be entitled to control such disposition in certain circumstances.

The Credit Facility

         The Company has entered into the Credit Facility with a syndicate of international lenders, pursuant to which the Company on the Delivery Date borrowed $145.6 million in the form of term loans. Of such amount, $125.4 million was in respect of five loans (the "Primary Loans"), each in respect of a Vessel, and $20.2 million was in respect of five loans (the "Amortizing Loans"), each in respect of a Vessel. The Primary and Amortizing Loans are equal to approximately 31.65% of the purchase price of the Vessels, which was $439,821,545 million in the aggregate. Each Primary Loan will mature on August 27, 2004. Principal on the Amortizing Loans is amortized in equal quarterly installments beginning on April 15, 1997 through January 15, 2000. Whether or not the term of any of the Charters is extended, the Company is obligated to repay the borrowings under the Credit Facility on the maturity date. The Credit Facility provides for payment of interest on the outstanding principal balance of each of the Primary Loans and on the Amortizing Loans quarterly, in arrears, at a floating interest rate based on the rate in the London interbank eurocurrency market. However, the Company has entered into an interest rate swap transaction (the "Swap") with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co. (the "Swap Counterparty"), so that it has effectively fixed its interest rate on the Primary Loans and the Amortizing Loans at the rate of approximately 7.14% and 6.51%, respectively, per annum.

         If a Subsidiary sells or disposes of the related Vessel or the Company sells or disposes of its shareholding in such Subsidiary, or the U.K. Lessor sells or otherwise disposes of its interest in a Vessel and rebates the proceeds thereof to the

Subsidiary the Company will be obligated to make a loan prepayment in respect of the Credit Facility which will be applied against the Primary Loans and Amortizing Loans in a manner depending upon whether the disposal occurred prior to, or on or after February, 2004.

         The Credit Facility is secured by, among other things, a pledge by the Company of 100% of the issued and outstanding capital stock of the Subsidiaries, a guarantee from each Subsidiary, a mortgage on each Vessel (collectively, the "Mortgages"), assignments of the Charters and the Charter Guaranties and an assignment of the U.K. Lessor's rights to take title to the Vessels and the proceeds from the sale or any novation thereof. The Credit Facility is not guaranteed by the Charterer or the Charter Guarantors. The failure by the Company to make payments due and payable under the Credit Facility could result in the acceleration of all principal and interest on the Credit Facility, the enforcement by the lenders under the Credit Facility of their rights with respect to the security therefor, and the consequent forfeiture by the Company of one or more of the Vessels. The Credit Facility and the Swap also provide for other customary events of default.

         The Credit Facility contains a number of covenants made by the Company and each of the Subsidiaries that, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, change the business conducted by the Company, create liens on assets or dispose of assets. In addition, upon termination of a Charter, the Company and the relevant Subsidiary will be subject to additional covenants pursuant to the Credit Facility pertaining primarily to the maintenance and operation of the Vessels.

The Charterer and Charters

         The Charterer is Shell International Petroleum Company Limited, a wholly-owned subsidiary of The Shell Petroleum Company Limited, which, in turn, is a subsidiary of N.V. Koninklijke Nederlandsche Petroleum Maatschappij, which owns 60% of its share capital, the remaining 40% being owned by The "Shell" Transport and Trading Company, p.l.c.

         The principal activities of the Charterer are to buy, sell and otherwise deal in, and to transport, crude oil, petroleum products and coal and to provide services to the companies of the Royal Dutch/Shell Group of Companies. The Charterer currently charters the Vessels from the Subsidiaries under the Existing Charters.

         Pursuant to the Charters, each Vessel is chartered for an initial term of seven years (ending in February, 2004) plus, subject to the notice requirement described below, at the option of the Charterer, if not extended as described below, up to 90 days plus up to 30 days thereafter. Each Charter is subject to extension at the option of the Charterer for an additional period of seven years plus, subject to the notice requirement described below, at the option of the Charterer, up to 90 days plus up to 30 days thereafter upon at least eight months' prior notice of such extension, which notice shall be irrevocable. The obligation of the Charterer to pay charterhire for the Vessels commenced on the Delivery Date. The Charterer is obligated to give written notice (which shall be irrevocable), not less than three months prior to the seventh or as applicable, the fourteenth, anniversary of the Delivery Date (February, 2004 and February, 2011, respectively), of the number of days, if any, by which the original term or the extended term, respectively, of a Charter will extend beyond such anniversary.

         Pursuant to the terms of the Charters, the Charterer's obligation to pay charterhire for the entire charter period is absolute, whether there is a loss or damage to a Vessel of any kind or whether such Vessel or any part thereof is rendered unfit for use or is requisitioned for hire or for title, and regardless of any other reason whatsoever. The Charter Guarantors have agreed to guarantee all of the Charterer's obligations under each of the Charters.

         A Subsidiary has the right to assign the income it receives under the relevant Charter without the Charterer's consent; however, the Subsidiary may not otherwise assign its rights and obligations under such Charter, without the prior written consent of the Charterer, which consent shall not be unreasonably withheld, provided that for this purpose (i) a transfer of the legal ownership of the shares of a Subsidiary shall be deemed to be an assignment of such rights and obligations by such Subsidiary for which the Charterer's consent shall be required, and (ii) without limitation, it shall be reasonable for the Charterer to withhold its consent to a transfer and assignment by a Subsidiary of its rights and obligations under the relevant Charter to a person or entity with whom the Charterer does not wish, in good faith, for policy or other reasons to enter into a business relationship.

         The Charterer may not assign its rights and obligations under each of the Charters nor may it charter a Vessel by demise, to any company other than a company of the Royal Dutch/Shell Group of Companies without the prior written consent of the relevant Subsidiary, which consent shall not be unreasonably withheld. The Charterer may otherwise charter a Vessel without the prior consent of the relevant Subsidiary, provided that the Charterer remains responsible as principal (or appoints another person to be responsible in its stead) for navigating and managing such Vessel throughout the period of such Charter and for defraying all expenses in connection with such Vessel throughout such period. In any such case the Charterer will remain liable for payment and performance of the Charterer's obligations under such Charter and the relevant Charter Guaranty shall remain in effect with respect to such Charter.

         Under each Charter, the Charterer is liable for all expenses of operating, repairing and maintaining the related Vessel, other than the initial registration expenses of such Vessel, and bears all risk of loss of or damage to such Vessel during the term of such Charter. In addition, a Subsidiary (i) has no liability to the Charterer for breaches of any of its representations or warranties made to the Charterer with respect to the Vessel owned by such Subsidiary, except to the extent of actual recoveries made by a Subsidiary from third parties in relation thereto, and (ii) is not liable to continue to supply a Vessel or any part thereof if, following the delivery of such Vessel under a Charter, such Vessel or any part thereof is lost, damaged rendered unfit for use, confiscated, seized, requisitioned, restrained or appropriated and, in any such case or for any reason whatsoever, the charterhire payable in respect of such Vessel shall continue to be payable.

         The Charterer is obligated under each Charter to indemnify the relevant Subsidiary and the Company in respect of events arising prior to and through the term of the Charters with respect to, among other things (i) all costs and expenses of operating, maintaining and replacing all parts in respect of the Vessels and (ii) all liabilities, claims and proceedings claimed by anyone arising in any manner out of, among other things, the operation or chartering of the Vessels, including environmental liabilities, other than liabilities arising out of the gross negligence or willful misconduct of such Subsidiary or the Company. The indemnities provided in the Charters continue in full force (in respect of events occurring during the pendency of a Charter) notwithstanding termination or expiration of such Charter. All amounts payable under the Charters by the Charterer, including indemnity payments, are required to be paid free from and without deduction for certain taxes specified in the Charter. The Charterer has the right at its expense to assume the defense of indemnified claims.

         During the term of each Charter, the Charterer is required, at its own cost, (a) to maintain the related Vessel, as well as the machinery, cargo handling and other equipment, appurtenances and spare parts thereof, in the same good state of repair and efficient operating condition as other vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies, ordinary wear and tear excepted, and (b) to keep each Vessel with unexpired classification of Lloyds Register of

Shipping and with other required certificates (including, without limitation, those required by the Vessel's country of registry). In addition, the Charterer is required to drydock such Vessel and clean and paint its underwater parts whenever the same shall be necessary, in accordance with the practices applied to other vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies. A Subsidiary shall have the right, at any time on reasonable notice to the Charterer and at such Subsidiary's expense, to inspect or survey the relevant Vessel, to ascertain that such Vessel is being properly repaired and maintained, provided that such inspection or survey will not interfere with such Vessel's trading requirements and such Subsidiary shall be required to rebate to Charterer a sum equivalent to charterhire payable during any period of drydocking caused solely by the subsidiary's inspection and survey.

         Pursuant to the Charters, the Charterer is obliged to maintain marine (hull and machinery), war, protection and indemnity and pollution risk insurance on each Vessel in a manner consistent with insurance arrangements currently in force in relation to similar vessels owned or operated by companies of the Royal Dutch/Shell Group of Companies, provided that the Charterer is entitled to self insure with respect to marine (hull and machinery) and war risks.

Charterhire

         The daily charterhire rate payable under each Charter is comprised of two primary components: (i) the Base Rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and (ii) Additional Hire, which is additional charterhire (determined and paid quarterly in arrears and may equal zero) that will equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, and $14,900 for any extended term, representing daily operating costs over the Base Rate. This charterhire computation is intended to enable the Company to receive the greater of (i) an average of prevailing spot charter rates for VLCCs trading on such routes after deducting daily operating costs of $10,500 during the initial term of the Charters, and $14,900 for any extended term and (ii) the Base Rate.

         The Charterer is also obligated to pay Supplemental Hire quarterly in arrears through January 15, 2000 in fixed amounts that have been calculated with reference to the swap fixed interest rate under the Credit Facility and which are equivalent to amounts due under the Amortizing Loan. Supplemental Hire therefore serves the Company's business purpose of repaying the

Amortizing Loan. The Charterer is obligated to pay supplemental
Hire as set forth below:

         January 15, 1998 .............................$1,930,078
         April 15, 1998 ...............................$1,897,658
         July 15, 1998.................................$1,872,745
         October 15, 1998..............................$1,847,231
         January 15, 1999 .............................$1,819,615
         April 15, 1999 ...............................$1,789,599
         July 15, 1999 ................................$1,763,484
         October 15, 1999..............................$1,736,769
         January 15, 2000..............................$1,709,153

         The amount of Additional Hire, if any, that is payable is calculated based on a determination of the London Tanker Brokers Panel (the "Brokers Panel") or another panel of brokers mutually acceptable to the Subsidiaries and the Charterer of the average spot rates (the "Average Spot Rates") in Worldscale points over the three months ending on the last day of the month preceding the relevant charterhire payment date (the "Hire Payment Date") on the following three standard notional round voyage routes and cargo sizes for similar ships:

         (A) Arabian Gulf to Rotterdam with 280,000 tonnes of cargo;

         (B) Arabian Gulf to Singapore with 260,000 tonnes of cargo; and

         (C)  Arabian Gulf to Japan with 260,000 tonnes of cargo.

The determination of the Brokers Panel shall be binding upon both the Subsidiaries and the Charterer. "Worldscale" is an index commonly used in the tanker industry for calculating freight rates in the spot charter market

The Charter Guaranties

         The Charter Guarantors have entered into the separate joint and several Charter Guaranties in favor of the Company and each Subsidiary. Pursuant to the Charter Guaranties, the Charter Guarantors on a joint and several basis fully and unconditionally guarantee the prompt payment and performance by the Charterer of all its obligations under and in connection with each Charter to the relevant Subsidiary and certain indemnification obligations under the Charters to the Company. The Charter Guaranties do not confer any rights or remedies thereunder on any person, other than the Company and the Subsidiaries, and are not guaranties of the payment of dividends or any other amounts to the holders of Common Shares. As the Charter Guarantors are holding companies, the Charter Guaranties are effectively subordinated to the debt of their subsidiaries which are operating companies.

Dividend Policy

         The Company policy is to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Currently, the Company does not have any material cash expenses other than (i) a management fee of $750,000 per annum, payable to the Manager (the "Management Fee") (ii) certain directors' and officers' liability insurance premiums in the current amount of $90,000 per annum, (iii) payment of interest on the Primary Loans and (iv) payments of interest and principal on the Amortizing Loans through January 15, 2000, (which are equivalent to the amounts of Supplemental Hire). Any lease payments under the U.K. Finance Leases are expected to be paid under the Letters of Credit or otherwise by the Charterer, and therefore are not considered cash expenses of the Company and are not expected to reduce amounts available to the Company for the payment of distributions to shareholders. Declaration and payment of any dividend is subject to the discretion of the Company's Board of Directors. The declaration and payment of distributions to shareholders is prohibited if the Company is in default under the Credit Facility or if such payment would be or is reasonably likely to result in an event of default under the Credit Facility. Any payment of distributions to shareholders by the Company in any year may also be dependent upon the adoption by the holders of a majority of the Common Shares voting at the annual meeting of shareholders of the Company of a resolution effectuating a reduction in the Company's share premium and a credit to the Company's contributed capital surplus account. The timing and amount of dividend payments will be dependent upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

         There can be no assurance that the Company will not have other expenses, including extraordinary expenses, which could include costs of claims and related litigation expenses, which are not covered by the indemnification provisions of the Charters, or that the Company will not have contingent liabilities for which reserves are required. As an "exempted" Bermuda company, the Company does not expect to pay any income taxes in Bermuda. The Company also does not expect to pay any income taxes in the Cayman Islands (the jurisdiction of organization of the Subsidiaries) or the Isle of Man (the jurisdiction in which the Vessels are registered).

         In 1997, the Company paid the following distributions to shareholders per Common Share:


Record Date           Payment Date           Amount per Share

April 25, 1997        May 9, 1997            $0.17
July 25, 1997         August 11, 1997        $0.45
October 27, 1997      November 13, 1997      $0.64


         Because each of the Primary Loans matures after the initial term of the Charters and must be repaid or refinanced at such time, the Company may, in the last year of the initial term of a Charter, set aside amounts for payment of interest and principal which would be due on the related Primary Loan following termination of such Charter in the event the Charterer does not renew such Charter or the Company cannot arrange to recharter or sell the Vessel as of the expiration date of such Charter. In addition, the Company may have to set aside amounts in the last year of the initial term of a Charter in anticipation of costs that may be incurred in connection with the resale or rechartering of the Vessel in the event the Charterer does not renew such Charter. These amounts would not be available for the payment of distributions to shareholders at such time.

         It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders by February 15 of each year in order that they may make such election.

Limited Purposes of the Company

         The business of the Company is limited by its Bye-Laws to the consummation of the transactions described above and related activities including the ownership of the Subsidiaries engaged in the acquisition, disposition, ownership, leasing and chartering of the Vessels and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including entering into the Credit Facility and the U.K Finance Leases and the refinancing thereof. During the terms of the Charters, the Company expects that its only source of operating revenue from which the Company may pay distributions to shareholders on the Common Shares will be cash payments from the Subsidiaries to the Company. Also, during the terms of the Charters, the Subsidiaries' only source of operating revenue will be charterhire paid to the Subsidiaries by the Charterer. The Company's Bye-Laws may be amended only upon the affirmative vote of 66-2/3% of the outstanding Common Shares, and, insofar as the Company's purposes or powers are concerned or insofar as the interests of the lenders under the Credit Facility are prejudiced, with the approval of the lenders under the Credit Facility. In addition, the Company and the Subsidiaries have agreed with the Charterer not to take certain acts which would subject them to general jurisdiction of the U.S. courts.

Industry Conditions

         Highly Cyclical Nature. The amount of Additional Hire payable under the Charters, if any, as well as the ability of the Manager to sell or recharter a Vessel upon the expiration or termination of the related Charter and the amount of any proceeds therefrom, will be dependent upon, among other things, economic conditions in the oil tanker industry. The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and in tanker capacity. The demand for tankers is influenced by, among other factors, the demand for crude oil, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. In addition, the Company anticipates that the future demand for VLCCs, such as the Vessels, will also be dependent upon continued economic growth in the United States, Continental Europe and the Far East and competition from pipelines and other sizes of tankers. While many of the countries in each of these regions have experienced economic growth in recent years, there can be no assurance that this trend will continue. Adverse economic, political, social or other developments in these regions could have an adverse effect on the Company's business and results of operations. In addition, even if demand for crude oil grows in these areas, demand for VLCCs may not necessarily grow and may even decline. Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil.
The incremental supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of the factors influencing the supply of and demand for oil tankers are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable. Furthermore, the amount of Additional Hire will be determined quarterly with reference to three round-trip trade routes between the following locations: (i) the Arabian Gulf and Rotterdam, The Netherlands, (ii) the Arabian Gulf and Japan and (iii) the Arabian Gulf and Singapore. Therefore, the demand for oil in the areas serviced by such routes could have a significant effect on the amount of Additional Hire that may be payable. There can be no assurance that Additional Hire will be payable for any quarter.

         Limited Opportunities for VLCCs; Dependence on Arabian Gulf Crude Oil. VLCCs are specifically designed for the transportation of crude oil and, due to their size, are used to transport crude oil primarily from the Arabian Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). While VLCCs are beginning to be used to carry crude oil from other areas, any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on the Company at any time after the expiration or termination of the Charters (or earlier if such decrease adversely affects charterhire rates for shipments from the Arabian Gulf). Among the factors which could lead to such a decrease are (i) increased crude oil production from non-Arabian Gulf areas, (ii) increased refining capacity in the Arabian Gulf area, (iii) increased use of existing and future crude oil pipelines in the Arabian Gulf area, (iv) a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production, (v) armed conflict in the Arabian Gulf or along VLCC trading routes, (vi) political or other factors and (vii) the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

         Economic Trends. VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn.

Vessel Values

         General. Tanker values have generally experienced high volatility. The fair market value of oil tankers, including the Vessels, can be expected to fluctuate, depending upon general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they may be expected to decline in value. These factors will affect the value of the Vessels at the termination of their respective Charters or earlier at the time of their sale.

         Oversupply. Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phaseout of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

Environmental and Other Regulations

         The IMO is an agency organized in 1958 by the United Nations. Over 100 national governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. During the last 35 years, the IMO has initiated over 700 resolutions and 30 major conventions and protocols. All IMO agreements must be ratified by the individual government constituents. Outside the United States, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended by a 1976 protocol and a 1984 protocol (the "CLC"). Under the CLC, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. For vessels of 5,000 gross tons or under, liability is currently limited to approximately $4,381,500. For vessels larger than 5,000 gross tons, liability is limited to $4,381,500 plus approximately $613.41 for each gross ton above 5,000 gross tons. However, the maximum liability is limited to approximately $87.2 million. The exact amount of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         On March 6,1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations went into effect on July 6,1995 in the Isle of Man, the jurisdiction in which the Vessels are registered. The regulations state, in part, that (i) tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or trades the vessel in hydrostatistical balance which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years or older must be of double hull construction or mid-deck design with double side construction, and (iii) all tankers will be subject to enhanced inspections. Some classification societies, the certificates of which evidence compliance with the IMO regulations, may implement these enhanced inspection requirements prior to the effective date of such regulations. In addition, the regulations provide, in part, that a tanker must be of double hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6,1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996. All of the Vessels have double hulls and comply with the IMO regulations.

         The operation of the Vessels is also affected by the IMO's newly adopted ISM Code, which requires shipowners and bareboat charterers to develop an extensive "Safety Management System," which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected Vessels. Although compliance with the ISM Code is the responsibility of the Charterer, the Company may become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charters.

         The IMO continues to review and introduce new regulations on a regular basis. It is impossible to predict what additional regulations, if any, may be passed by the IMO, whether those regulations will be adopted by member countries and what effect, if any, such regulations might have on the operation of oil tankers. The Charterer has advised the Company that it currently intends to use the Vessels to deliver crude oil primarily to Northern Europe, East Asia, the United States and the Gulf of Mexico (primarily LOOP) from oil producing areas in the Arabian Gulf. Because patterns of world crude oil trade are not constant, the Vessels may load crude oil in any crude oil producing areas of the world for delivery to areas where oil refineries are located. In the Company's opinion, trading of the Vessels in such areas will not expose the Vessels to regulations more stringent than those of the United States and/or the IMO. However, additional laws and regulations may be adopted which could limit the use of oil tankers such as the Vessels in oil producing and refining regions.

United States Regulation

         On August 18,1990, OPA was enacted and became effective in the United States. OPA applies to all owners, operators and bareboat charterers of vessels that trade to the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA, Responsible Parties (as defined therein) are strictly liable on a joint and several basis for discharges of oil (unless the discharge results solely from the act or omission of a third party (subject to certain statutory qualifications the effects of which have not been determined by any judicial interpretation), an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from actual and threatened discharges of oil pertaining to their vessels in the 200 mile exclusive economic zone of the United States. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA limits the strict liability of Responsible Parties to the greater of $1,200 per gross ton or $10 million per tanker (subject to possible adjustment for inflation), or approximately $188.4 million per Vessel. However, this limit does not apply if the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or gross negligence or willful misconduct by the Responsible Party or that of a person in a contractual relationship with the Responsible Party, or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities. There are no limits to U.S. state law liability.

         Under OPA, with certain limited exceptions, all newly built or converted tankers operating in United States waters must be built with double hulls conforming to particular specifications. Tankers that do not have double hulls are subject to structural and operational measures to reduce oil spills and will be phased out by the year 2015. All of the Vessels will comply at delivery with the double hull requirements. In addition, OPA specifies vessel manning, equipment and other construction requirements that are in various stages of development by the USCG applicable to new and to existing vessels.

         The USCG has issued a rule which requires evidence of financial responsibility equal to the aggregate of OPA's strict liability limit of $1,200 per gross ton and $300 per gross ton for potential liability for discharges of hazardous substances pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), Such financial responsibility, evidenced by issuance of a Certificate of Financial Responsibility ("COFR"), may be demonstrated by a guaranty in the form of acceptable insurance, surety bond, self-insurance or other means approved by the USCG. The rule states that claimants may bring suit directly against an insurer, surety or other party that furnishes the guaranty. In the event that such insurer, surety or other party is sued directly, it is limited to asserting the following defenses: (i) the defense that the incident was caused by the willful misconduct of the responsible party; (ii) the defenses available to the Responsible Party under OPA or CERCLA; (iii) the defense that the claim exceeds the amount of the guaranty; (iv) the defense that the claim exceeds the property amount of the guaranty based on the gross tonnage of the vessel; and (v) the defense that the claim has not been made under either OPA or CERCLA. Certain insurance organizations, which typically provide guaranties, including the major P&I Associations which cover pollution risks, have refused to furnish guaranties for Responsible Parties under the USCG rule. Accordingly, Responsible Parties have procured other sources of financial guaranties at additional cost. Under the Charters, the Charterer will be responsible for obtaining a COFR covering the Vessels and for all other costs of compliance with environmental laws and regulations.

         Owners or operators of tankers operating in United States waters must file vessel response plans with the USCG, and their tankers must operate in compliance with USCG approved plans. Such response plans must, among other things: (i) identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge or to a substantial threat of a worst case discharge of oil or a hazardous substance; (ii) describe crew training and drills; and (iii) identify a qualified individual with full authority to implement removal actions. If the Charterer intends to trade a Vessel to or from the United States, it must, pursuant to the terms of the Charter, prepare and file such a plan with the USCG at its own expense.

         OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining tanker owners' or operators' responsibilities under these laws.

         It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Loss and Liability Insurance

         General. There are a number of risks associated with the operation of the Vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. Pursuant to the Charters, the Charterer will bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels. The Charterer will also indemnify each Subsidiary and the Company, and the Charter Guarantors have agreed to guarantee such obligation, for all liabilities arising prior to and during the term of the Charters in connection with the chartering and operation of the Vessels, including, under environmental protection laws and regulations, other than liabilities arising out of the gross negligence or willful misconduct of such Subsidiary or the Company.

         Hull and Machinery Insurance. The Charterer will be entitled to self-insure the marine (hull and machinery) and war risk on each Vessel. In event of loss, following full payments of charterhire under the Charter's "hell and high water" provisions, a lump sum payment will be made to the relevant Subsidiary on expiration of a Charter, based upon three independent shipbrokers' evaluations of fair market values of similar vessels at the expiry of the Charter.

         Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Charterer, the Subsidiaries and, as required, their respective associated companies or managers for their shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Company expects that the Charterer will obtain coverage to the fullest extent from time to time available on normal terms from members of the International Group of P&I Associations (currently unlimited coverage, with the exception of oil pollution liability, which is only available up to $500 million per Vessel per accident). The Company believes that the Charterer has entered each of the Vessels into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, a Subsidiary) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

         Excess Oil Pollution Insurance. In addition to the $500 million of oil pollution insurance currently available through the P&I Associations, the Company believes that the Charterer has purchased from an insurer $200 million of excess coverage for the Vessels for liabilities arising from oil pollution for a total coverage of $700 million per Vessel per incident.

ITEM 2 - DESCRIPTION OF PROPERTY

         Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 3 - LEGAL PROCEEDINGS

         To the best of the Company's knowledge, no material legal proceedings including the Company or any directors, officers or affiliates of the registrant are currently pending and no such proceedings are known to be contemplated by any governmental authorities.

ITEM 4 - CONTROL OF REGISTRANT

         The Company is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government. The following table sets forth certain information as of March 10, 1998 concerning the beneficial ownership of the Company's voting securities by each person known to the Company to be the beneficial owner of more than 10% of such securities.

                                          Common Shares
    Owner                               Amount     Percent
    _____                               __________________

    AXA Assurances, I.A.R.D. Mutuelle  1,960,600 11.5%

ITEM 5 - NATURE OF TRADING MARKET

                                            NASDAQ
For the quarter ended:                HIGH          LOW
    March 31, 1977                   24 7/8      20 1/2
    June 30, 1997                    25 5/8      20 3/8
    September 30, 1997               29          24 5/8
    December 31, 1997                33 3/8      27 1/4

         On February 19, 1998, the closing price of the Common Shares as quoted on the NASDAQ was $27 5/8. On such date there were 17,100,000 Common Shares outstanding, 16,097,000 of which, , representing 94.1% of the Common Shares outstanding, were held of record in the United States.

ITEM 6 - EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
SECURITY HOLDERS

    The Company has been designated as a non-resident of Bermuda for exchange control purposes by the Bermuda Monetary Authority, whose permission for the issue of the Common Shares was obtained prior to the offering thereof.

    The transfer of shares between persons regarded as resident outside Bermuda for exchange control purposes and the issuance of Common Shares to or by such persons may be effected without specific consent under the Bermuda Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of Common Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Bermuda Exchange Control Act 1972.

    Subject to the foregoing, there are no limitations on the rights of owners of the Common Shares to hold or vote their shares. Because the Company has been designated as non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to United States residents who are holders of the Common Shares, other than in respect of local Bermuda currency.

    In accordance with Bermuda law, share certificates may be issued only in the names of corporations or individuals. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, the Company is not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

    The Company will take no notice of any trust applicable to any of its shares or other securities whether or not it had notice of such trust.

    As an "exempted company", the Company is exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, the Company may not participate in certain business transactions including:
(i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of securities created or issued by, or any interest in, any local company or business, other than certain types of Bermuda government securities or securities of another "exempted company, exempted partnership or other corporation or partnership resident in Bermuda but incorporated abroad; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

    There is a statutory remedy under Section 111 of the Companies Act 1981 which provides that a shareholder may seek redress in the Bermuda courts as long as such shareholder can establish that the Company's affairs are being conducted, or have been conducted, in a manner oppressive or prejudicial to the interests of some part of the shareholders, including such shareholder. However, this remedy has not yet been interpreted by the Bermuda courts.

    The Bermuda government actively encourages foreign investment in "exempted" entities like the Company that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, the Company is subject neither to taxes on its income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by the Company, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

ITEM 7 - TAXATION

         The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders.
No Bermuda tax is imposed on holders with respect to the sale or exchange of Common Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company of any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.

         There are no provisions of any reciprocal tax treaty between Bermuda and the United States affecting withholding.

ITEM 8 - SELECTED FINANCIAL DATA

         The following consolidated balance sheet as of December 31, 1997, and statement of operations for the period of September 18, 1996 through December 31, 1997, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet information provided should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under "Item 9 - Managements Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

                   CONSOLIDATED BALANCE SHEET
                        (in U.S. Dollars)

ASSETS

Current assets                   Dec 31, 1997
______________                   ____________

Cash                             $    217,374
Current installments of notes       6,726,151
  receivable
Charter hire receivable            15,449,599
Prepaid expenses                       14,000
                                   __________

Total current assets               22,407,124

Notes receivable                    8,407,690
Vessels under capital lease       424,965,352
Capitalized financing fees          2,287,056
  and expenses                    ___________

TOTAL ASSETS                     $458,067,222
                                 ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
___________________

Accrued expenses and other        $ 2,377,736
  current liabilities
Current installments of             6,726,151
  credit facility                 ___________

Total current liabilities           9,103,887

Credit facility                   133,805,088

Shareholders' equity
____________________

Common shares, par value
  0.01 per share:
Authorized and outstanding            171,000
  17,100,000
Additional paid-in capital        314,987,247
                                  ___________
Total shareholders' equity        315,158,247
                                  ___________

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             $458,067,222
                                 ============


         See notes to consolidated financial statements.

              CONSOLIDATED STATEMENT OF OPERATIONS
                        (in U.S. Dollars)

                                Sept 18, 1996
                               - Dec 31, 1997
                               ______________

Charter hire revenue              $42,138,180

Operating expenses:
Depreciation of vessels under     -14,856,193
  capital leases
Management fee                       -630,308
Administration expenses               -77,993
                                  ___________

Operating income                   26,573,686


Interest income                     1,737,023
Interest expense and other         -8,831,412
  financial costs                  __________

Net income                        $19,479,297
                                  ===========
Earnings per common share               $1.61

Weighted average number of
  shares outstanding               12,127,021


         See notes to consolidated financial statements.


ITEM 9 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Overview

In February, 1997, the Company offered and sold to the public 16,100,000 Common Shares at the initial public offering price of $20 per share. Simultaneously the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Ltd. The Company is managed by the Manager, which is another wholly owned subsidiary of ICB Shipping AB.

The Company's five subsidiaries each purchased one VLCC from their previous owner on February 27, 1997 and immediately delivered the Vessels to the Charterer under five separate "hell and high water" bareboat charters, each with a minimum term of seven years with an option for the Charterer to extend the period for each Vessel with another seven year period.


The Charters

Under the Charters, the Charterer pays the higher of a base rate of hire or a spot market related rate. The charterhire is payable quarterly in arrears and the spot market rate of hire is assessed on a quarterly basis. In each quarter where the spot market related rate is lower than the base rate the charterhire payable is the base rate. In each quarter where the spot market related rate is higher than the base rate, the spot market related rate is payable.

The base rate is the aggregate of a bareboat charter component of $22,069 per vessel per day and an operating element of $10.500 per day (in the first seven years) which add to a time charter equivalent rate of $32.569 per day.

The spot market related rate is assessed through a formula agreed between the Company and the Charterer and based on market awards provided by the London Tanker Broker Panel. The London Tanker Broker Panel is asked to provide for each quarter the average spot rates for three standard notional round voyages for ships similar to the Vessels:

i)       Arabian Gulf to Rotterdam with 280,000 tonnes of cargo;

ii)      Arabian Gulf to Singapore with 260,000 tonnes of cargo;
         and

iii)     Arabian Gulf to Japan with 260,000 tonnes of cargo.

The relevant spot rates are weighted so that (i) is taken into account with 50% and (ii) and (iii) each with 25% when the spot market related rate is determined.

The calculated spot market related rates for
1997 were for the first quarter (from
delivery of the Vessels until 31 March 1997)     $28,750
for the second quarter                           $27,972
for the third quarter                            $39,374
for the fourth quarter                           $43,628

As a consequence charterhire was payable at the base rate for the first and second quarters in 1997 and at the spot market related rate in the third and fourth quarters of 1997. The charterhire payment for the fourth quarter was received in 1998.

Results of Operations

In total, the charterhire earned during 1997 from delivery of the Vessels on February 27, amounted to $42,138,180.
Out of this amount, $33,920,740 was charterhire paid at the base rate. The remaining $8,217,440 was additional hire.

Operating expenses during the report period were $15,564,494. Such expenses resulted from depreciation of the Vessels from the delivery date in an amount equal to $14,856,193, the management fee from commencement of operations in an amount equal to $630,308 and administration expenses in an amount equal to $77,993. The
Company expects that the management fee on an annual basis will amount to $750,000 and does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company expects to purchase and prepay on an annual basis.

There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest income of $1,737,023, includes interest received in respect of the Company's liquid funds of $779,244 and interest received from the Charterer in respect of the amortising loan of $957,779.

Interest expense and other financial cost of $8,831,412 include interest relating to the primary loan in an amount equal to $7,561,055, interest relating to the amortising loan in an amount equal to $956,609 and depreciation of the credit facility expense in an amount equal to $313,748.
For the fiscal year 1998 the Company is expecting to incur a fee to the agent bank in respect of the financing in an amount equal to $50,000 and there can be no assurance that the Company will not have other financial expenses for which reserves will be required.

Liquidity and capital resources

Total assets of the Company at December 31, 1997, were $458,067,222 compared to $12,000 at September 18, 1996.
The increase was due to the net proceeds from the share issues and consecutive acquisition of the Vessels, the granting of the supplementary loan to the Charterer and the arrangement of the loans, which were used as part of the financing for the acquisition of the Vessels.

The Company's shareholders' equity at December 31, 1997 was
$315,158,247 as compared with $12,000 at September 18, 1996. The increase was due to net proceeds from share offerings in an amount equal to $317,224,950, net income for the year of $19,479,297 less original share redemption
$12,000 and distributions to the shareholders of $21,546,000.

Inflation

Management does not believe that inflation will significantly affect the Company's expenses over the term of the Charters. However, during the term of the Charters, inflationary pressures could result in increased spot charter rates, thereby resulting in an increase in Additional Hire being payable by the Charterer. On the other hand, in the event that inflation becomes a significant factor in the world economy, management believes that inflationary pressures could materially and adversely affect the market for crude oil and oil tankers
(including the Vessels) and result in increased vessel operating costs. These factors may affect the Charterer's decision as to whether to extend the term with respect to one or more of the Charters and may be significant to the Company in the event that the Charterer does not exercise such rights of extension.

The Company's borrowings under the Credit Facility will bear interest at a floating rate. The Company has entered into the Swap, which effectively converts its obligations to a fixed rate, assuming the Swap Counterparty performs its obligations thereunder. In the event of a default by such Swap Counterparty, the Company could face increased interest expense.

Currency Exchange Rates

Although the Company's activities will be conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating results following expiration of termination of the Charters are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the Vessels operate.

The Tanker Market

Global oil consumption increased by about 2 Million Barrels
Per Day ("MBPD") through 1997 to about 74 MBPD as an average for the year. The increase in demand was strong both in the western hemisphere and in Far Eastern countries. Production increased significantly in the Middle East following i.a. permission for Iraq to export certain quantities of oil through 1997.

The consumption growth and especially the export growth from the Middle East region led to an increase in demand for VLCC-tonnage and a firming tanker market in the second half of 1997.

The financial difficulties in certain Asian economies impacted the tanker market towards the end of the year.
Demand for oil transport declined when South Korea drew from its crude oil stocks instead of importing oil.
Developments in Malaysia and Indonesia only marginally impact VLCC demand, since those countries are oil producers and Thailand is, in relative terms, a small oil importer.

After the initial decline, oil imports have again increased and the VLCC-market showed signs of strengthening towards the end of January after a lowest level in December.

In 1997, 8 VLCCs were scrapped and a further 6 ships were removed from trading and sold for storage or offshore production projects. Only 10 VLCCs were delivered from shipyards in the year, which was the lowest number since
1987. At year-end the VLCC-fleet comprised about 435 ships.

The spot rates for modern VLCCs started at about $25,000 per day (time charter equivalent rate) in January 1997.
The rates declined in April down to $20,000 per day, but the market started to firm up in the middle of May. In the summer certain vessels received rates close to $50,000 per day. The seasonal downturn towards the end of September experienced in previous years was very short in 1997 and rates recovered, after having dropped to $40,000 per day, to well above $50,000 per day for eastern destinations in November. From the later part of November VLCC-rates were impacted by developments in the Far East and fell at yearend, whereafter a recovery started in the end of January, 1998.

The market improvement in the autumn of 1997 enticed owners to order newbuildings and altogether 66 VLCCs were ordered in 1997, bringing the order book to 76 units at yearend.

In 1998 deliveries are scheduled for 16 VLCCs followed by 36 in 1999 and 24 in the year 2000. (All information given above is collected from general market sources and there can be no guarantee that the information given is correct.)

ITEM 10 - DIRECTORS AND OFFICERS OF REGISTRANT

Directors and Senior Management of the Company and the Manager

         Pursuant to a Management Agreement with the Company (the
"Management Agreement"), the Manager provides management, administrative and advisory services to the Company.

         Set forth below are the names and positions of the directors and executive officers of the Company and the Manager. Directors of both the Company and the Manager are elected annually, and each director elected holds office until a successor is elected. Officers of both the Company and the Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.


                           The Company

Name                             Age  Position

Clarence Dybeck..............    67   Director and Chairman
Ola Lorentzon ...............    48   Director; Deputy Chairman
                                        and Treasurer
Douglas C. Wolcott ..........    66   Director
David M. White ..............    57   Director
Peter Bubenzer ..............    42   Director
Douglas Molyneux ............    40   Secretary

                           The Manager

Name                             Age  Position

Johannes C.J. Michel.........    49   Director and Chairman
Per Eriksson ................    47   Director; Deputy Chairman
                                        and Treasurer
James Keyes .................    34   Director
Carol Summers ...............    52   Secretary

         Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

         Clarence Dybeck has been Chairman and a director of the Company since September 18, 1996. Mr. Dybeck has also served as
Chairman of the Board and as a director of ICB since 1988 and

1986, respectively. Mr. Dybeck has also been Chairman of Stockholm Chartering AB since 1990 and of Arvak Ltd. since 1997.
Mr. Dybeck has been involved in the commercial shipping industry since 1956.

         Ola Lorentzon has been Deputy Chairman, Treasurer and a director of the Company since September 18, 1996. Mr. Lorentzon has also been a director and President of ICB since 1987. Mr. Lorentzon is also currently a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association. Mr. Lorentzon is also Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

         Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994, and as a director of London & Overseas Freighters Limited until 1997. Mr. Wolcott was formerly the Chairman of the Oil Companies International Forum (OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association (MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club. Mr. Wolcott is also currently a director of The American Bureau of Shipping, Golden Ocean Group Limited and the On-the-Go Software Co. Mr. Wolcott is also Chairing the U.S. National Research Council's Committee on the "Oil Pollution Act of 1990 (Section 4115) Implementation Review."

         David M. White has been a director of the Company since September 18, 1996. Mr. White is Chairman of Dan White Investment Limited. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

         Peter Bubenzer has been a director of the company since November 22, 1996. Mr. Bubenzer has been a partner of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since November 1986 and became Head of the Company Department of Appleby, Spurling & Kempe in April, 1993. Mr. Bubenzer has served as a director of ADT Limited from September 1989 to August 1991 and BT Shipping Limited since April 1989.

         Douglas Molyneux has been Secretary of the Company since
November 22, 1996. Mr. Molyneux has been an associate of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since November 1995.

         Johannes C.J. Michel has been the Chairman and a director of the Manager since October 23, 1996. Mr. Michel has also served as Managing Director of Clermont Shipping B.V., a wholly-owned subsidiary of ICB, since 1990 and as Corporate Controller and Managing Director of Chester International B.V. since 1987.

         Per Eriksson has been Deputy Chairman and a director of the Manager since October 23, 1996. Mr. Eriksson has also served as Managing Director of Ipiranga Shipping Ltd., an indirect wholly-owned subsidiary of ICB, since 1991. Before his employment in the ICB group, Mr. Eriksson served as Financial Controller of Alfa Romeo Svenska AB from 1988 to 1991.

         James Keyes has been a director of the Manager since
October 23, 1996. Mr. Keyes has been an associate of the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since March 1993.

         Carol Summers has been Secretary of the Manager since
October 23, 1996.  Mrs. Summers has been a Corporate
Administrator and Company Secretary employed by the law firm of Appleby, Spurling & Kempe, Bermudian counsel to the Company and the Manager, since 1980.

Committees of the Board of Directors

         Pursuant to the rules of the National Association of Securities Dealers, Inc., relating to companies whose shares are quoted on the Nasdaq National Market, the Company has established an audit committee comprised of Messrs. White and Wolcott, independent directors of the Company.

Management Agreement

         General. Under the Management Agreement the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate in 2012, unless earlier terminated pursuant to the terms thereof, as discussed below.

         Management Fee and Other Expenses. For its services under the Management Agreement, the Manager is entitled to a Management Fee equal to $750,000 per annum. The Company believes that these fees are substantially on the same terms that would be obtained from a non-affiliated party. The Manager was not affiliated with the Company, the Charterer or Guarantors at the time these fees were negotiated.

         Pursuant to the Management Agreement, the Manager is required to pay from the Management Fee, on behalf of the Company, all of the Company's expenses including the Company's directors' fees and expenses; provided, however, that the Manager is not obligated to pay, and the Company is required to pay from its own funds (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with
(A) the closing of the Company's public offering and all fees and expenses related thereto and to the documents and agreements described herein, including in connection with the Credit Facility and the U.K. Finance Leases, (B) any litigation commenced by or against the Company unless arising from the Manager's gross negligence or willful misconduct, and (C) any investigation by any governmental, regulatory or self-regulatory authority involving the Company or the Offerings unless arising from the Manager's gross negligence or willful misconduct,
(ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, (iii) all costs in connection with the administration and the registration and listing of the Common Shares, (iv) principal and interest on the Credit Facility,
(v) brokerage commissions, if any, payable by the Company,
(vi) all costs and expenses required to be incurred or paid by the Company in connection with the redelivery of any Vessel following the expiration or earlier termination of the related Charter, (including, without limitation, any drydocking fees and the cost of special surveys and appraisals) and (vii) any amount due to be paid by the Company pursuant to the U.K. Finance Lease Transactions.

         Notwithstanding the foregoing, the Manager will have no liability to the Company under the Management Agreement for errors of judgment or negligence other than its gross negligence or willful misconduct.

         Manager's Role at Expiration of Charters. In the event the Charterer shall notify a Subsidiary that it will not extend or renew a Charter for a Vessel, the Manager is required under the Management Agreement to analyze the alternatives available to the Company for the use or disposition of such Vessel, including the sale of such Vessel (or the Subsidiary owning such Vessel) and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for such recommendations at least five months before the expiration of such Charter. If directed by the Company's shareholders to sell a Vessel (or the Subsidiary owning such Vessel), the Manager is required upon the Board's request to solicit bids for the sale of such Vessel (or the Subsidiary owning such Vessel) for the presentation to the Board. In such case, the Manager will be obligated to recommend the sale of the Vessel to the bidder which has offered the bid most economically favorable to the Company and the holders of the Common Shares. The Manager will receive a commission equal to 1% of the net proceeds of such sale unless sold to the Manager or an affiliate of the Manager. If not directed by the Company shareholders to sell the Vessel, the Manager is required to attempt to recharter the Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager will receive a commission equal to 1.25% of the gross freight earned from such rechartering (which is the standard industry commission). In either such case, the Manager, on behalf of the Company, may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

         If, upon the expiration of a Charter, the Company undertakes any operational responsibility with respect to the related Vessel and requests the Manager to perform any of such responsibility on the Company's behalf, the parties will negotiate a new fee and expense arrangement. If the parties are unable to reach a new fee and expense arrangement, either party may terminate the Management Agreement on 30 days' notice to the other party.

         Termination of Management Agreement. In addition to the circumstance set forth above, the Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by ICB. The Manager may terminate the Management Agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. Upon any termination of the Management Agreement, the Manager is required to promptly wind up its services thereunder in such a manner as to minimize any interruption to the Company's business and submit a final accounting of funds received and disbursed under the Management Agreement to the Company and any undisbursed funds of the Company in the Manager's possession or control will be promptly paid by the Manager as directed by the Company. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses. In the case of a termination without cause by the Company upon a resolution adopted by the holders of at least 66 2/3% of the Company's Common Shares (as described above) or by the Manager in the case of a "change in control," the Company shall pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through the seventh anniversary of the Delivery Date in the absence of such termination, and following the seventh anniversary of the Delivery Date, the Company shall pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through the fifteenth anniversary of the Delivery Date in the absence of such termination.

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

         Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 1997, the directors received from the Manager $72,000 in fees in the aggregate. No separate compensation was paid to the Company's officers.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES

         Not Applicable.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Messrs. Dybeck and Lorentzon are, respectively, Chairman and Chief Executive Officer of ICB, which is the indirect parent of the Manager. In addition, the Company paid Stockholm Chartering AB, an affiliate of ICB, the amount of $25,000 for certain data gathering services in connection with The Company's initial public offering. Mr. Dybeck, a director and Chairman of the Company, is Chairman of the Board of Stockholm Chartering AB.

ITEM 15 - DEFAULTS UPON SENIOR SECURITIES

         Not Applicable.

ITEM 16 - CHANGES IN SECURITIES, CHANGES IN SECURITIES
FOR REGISTERED SECURITIES AND USE OF PROCEEDS

         Not Applicable.

ITEM 17 - FINANCIAL STATEMENTS

         Not Applicable.

ITEM 18 - FINANCIAL STATEMENTS

         See the financial statements listed in Item 19 below and set forth on pages F-1 through F-8.

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

         The following financial statements, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

Index to Financial Statements

                                                             Page

         Independent Auditors' Report                         F-1

         Consolidated Financial Statements:
         Consolidated Balance Sheets as of                    F-2
         December 31, 1997 and September 18, 1996

         Consolidated Statement of Operations
         for the Period September 18, 1996 through
         December 31, 1997                                    F-3

         Consolidated Statement of Cash Flows
         for the Period September 18, 1996 through
         December 31, 1997                                    F-4

         Consolidated Statement of Shareholders' Equity
         for the Period September 18, 1996 through
         December 31, 1997                                    F-5

         Notes to Consolidated Financial Statements           F-6

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Knightsbridge Tankers Limited
Bermuda

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries as of December 31, 1997 and September 18, 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for the period from September 18, 1996 through December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited as of December 31, 1997 and September 18, 1996 and the results of their operations and their cash flows for the period from September 18, 1996 through December 31, 1997 in conformity with generally accepted accounting principles in the United States.



Deloitte & Touche
Stockholm, Sweden
March 11, 1998

                   CONSOLIDATED BALANCE SHEETS
                        (in U.S. Dollars)

ASSETS

Current assets                   Dec 31, 1997    Sept 18, 1996

Cash                             $    217,374          $12,000
Current installments of notes       6,726,151                -
  receivable
Charter hire receivable            15,449,599                -
Prepaid expenses                       14,000                -
                                   __________           ______

Total current assets               22,407,124           12,000

Notes receivable                    8,407,690                -
Vessels under capital lease       424,965,352                -
Capitalized financing fees          2,287,056                -
  and expenses                    ___________           ______

TOTAL ASSETS                     $458,067,222          $12,000
                                 ============          =======
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accrued expenses and other       $  2,377,736          $     -
  current liabilities
Current installments of             6,726,151                -
  credit facility                ____________          _______

Total current liabilities           9,103,887                -

Credit facility                   133,805,088                -

Shareholders' equity

Common shares, par value
  $0.01 per share:
Authorized and outstanding            171,000           12,000
  17,100,000
Additional paid-in capital        314,987,247                -
                                  ___________          _______

Total shareholders' equity        315,158,247           12,000
                                  ___________           ______

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             $458,067,222          $12,000
                                 ============         ========


         See notes to consolidated financial statements.

              CONSOLIDATED STATEMENT OF OPERATIONS
                        (in U.S. Dollars)

                                Sept 18, 1996
                               - Dec 31, 1997
                               ______________

Charter hire revenue             $ 42,138,180

Operating expenses:
Depreciation of vessels under     -14,856,193
  capital leases
Management fee                       -630,308
Administration expenses               -77,993
                                  ___________

Operating income                   26,573,686

Interest income                     1,737,023
Interest expense and other         -8,831,412
  financial costs                 ___________

Net income                       $ 19,479,297
                                 ============

Earnings per common share               $1.61

Weighted average number of
  shares outstanding               12,127,021


         See notes to consolidated financial statements.

              CONSOLIDATED STATEMENT OF CASH FLOWS
                        (in U.S. Dollars)

                                Sept 18, 1996
                               - Dec 31, 1997
                               ______________

Operating activities

Net income                        $19,479,297
Depreciation                       14,856,193
Amortization of capitalized           313,748
  fees and expenses

Changes in operating assets
  and liabilities:
Receivables                       -22,189,750
Accrued expenses and other          9,103,887
  current liabilities             ___________

Net cash provided by operating     21,563,375
  activities

Investing activities

Notes receivable from             -15,133,841
  Shell International
Purchase of vessels under        -439,821,545
  capital lease                  ____________

Net cash used in investing       -454,955,386
  activities

Financing activities

Loan proceeds                     142,975,049
Repayments of loan                 -5,044,614
Net proceeds from share           317,224,950
  offerings
Redemption of original                -12,000
  share capital
Distribution to shareholders      -21,546,000
                                  ___________

Net cash provided by financing    433,597,385
  activities

Net increase/decrease in cash         205,374
  and cash equivalents

Cash and cash equivalents at           12,000
  beginning of period                  ______

Cash and cash equivalents at         $217,374
  end of period                      ========

         See notes to consolidated financial statements.

         CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                        (in U.S. Dollars)

                                Additional
                    Share         paid-in      Retained
                   Capital        capital      earnings              Total

Original issue     $12,000      $        -     $        -             $12,000
Sept 18, 1996

Net proceeds from  171,000     317,053,950              -         317,224,950
share issuance

Original share     -12,000               -              -             -12,000
redemption

Net income               -               -     19,479,297          19,479,297

Distribution to          -
the shareholders                -2,066,703    -19,479,297         -21,546,000
                  ____________________________________________________________

Balance at
December 31, 1997 $171,000    $314,987,247     $       -         $315,158,247
                  ============================================================




Distributions per common share                                          $1.26


               See notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PERIOD SEPTEMBER 18, 1996 THROUGH DECEMBER 31,1997

1   Description of business

General

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers (the "Vessels"), and certain related activities. The Vessels are owned through wholly-owned subsidiaries (the "Subsidiaries"). The Company charters the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charter and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. The term of each of these Charters is a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of approximately 14 years per Charter. Under the Charters, the Charterer pays the greater of a base rate of hire or a spot market related rate.

Ownership and Management of the Company

In February, 1997, the Company offered and sold to the public 16,100,00 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 1997, ICB International owned approximately 5.8% of the outstanding Common Shares.

ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB, manages the business of the Company.

2   Summary of Significant Accounting Policies

Basis of Presentation - The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Knightsbridge Tankers Limited and its wholly-owned subsidiaries.

Significant intercompany items and transactions have been eliminated upon consolidation.

Reporting Currency - The consolidated financial statements are stated in U.S. dollars because the Company receives its revenues and incurs its expenses in U.S. dollars.

Vessels and Depreciation - Vessels are stated at cost less accumulated depreciation. Depreciation is calculated based on cost, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

Capitalized Financing Fees and Expenses - Costs relating to the credit facility are capitalized and amortized over seven years.

Earnings per Share - Earnings per share are based on the weighted average number of common shares outstanding for the period presented.

Distribution to Shareholders - Distribution to shareholders is applied primarily to retained earnings. When retained earnings are not sufficient, distribution is applied to additional paid-in capital.

3   Capital Leases

In connection with the original Vessels purchase transaction, the Company entered into a conditional sale/leaseback transaction with a third party banking institution. The lease agreement does not incumber or obligate the Company's current or future cash flows and has no effect on the Company's financial position.

4   The Credit Facility

The Company has entered into the Credit Facility with a syndicate of international lenders, pursuant to which the Company borrowed $145.6 million in the form of two term loans (the "Loans", or the "Primary Loan" and the "Amortizing Loan"). Of such amount, $125.4 million was in respect of the Primary Loan, and $20.2 million was in respect of the Amortizing Loan.

Aggregate maturities of the Credit Facility in each of the five years subsequent to December 31, 1997 are as follows:

         1998                     $  6,726,151
         1999                     $  6,726,151
         2000                     $  1,681,538
         2001                                -
         2002                                -
         Thereafter               $125,397,399

The Credit Facility is secured by, among other things, a pledge by the Company of 100% of the issued and outstanding capital stock of the Subsidiaries, a guarantee from each Subsidiary, a mortgage on each Vessel, assignments of the Charters and the Charter Guaranties and an assignment of the Lessor's rights to take title to the Vessels and the proceeds from the sale or any novation thereof.

The Credit Facility provides for payment of interest on the outstanding principal balance of the Loans quarterly, in arrears, at a floating interest rate based on the rate in the London interbank eurocurrency market.

The Company has entered into an interest rate swap transaction so that it has effectively fixed its interest rate obligations on the Primary Loan and the Amortizing Loan at the rate of approximately 7.14% and 6.51%, respectively, per annum.

5   Taxation

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income.

6   Related Party Transaction

The Company has entered into a management agreement with ICB under which ICB will provide certain administrative, management and advisory services to the Company for an amount of $750,000 per year. In addition, a fee of $3.5 million was paid by the Company to ICB on the date of the issuance of the shares in consideration of certain of ICB's previous activities on behalf of the Company prior to the consummation of the offering.

Designation
of Exhibit in
this Form 20-F      Description of Exhibit
_______________     ______________________

   1 Underwriting Agreement among Knightsbridge Tankers Limited (the ``Company''), Cedarhurst Tankers LDC (``Cedarhurst''), Hewlett Tankers LDC (``Hewlett''), Inwood Tankers LDC (``Inwood''), Lawrence Tankers LDC (``Lawrence'') and Woodmere Tankers LDC (``Woodmere'') (each of Cedarhurst, Hewlett, Inwood, Lawrence and Woodmere a ``Subsidiary'' and collectively the ``Subsidiaries''), Lazard Freres & Co. LLC and Goldman, Sachs & Co., as representatives for the U.S. underwriters (the ``Representatives''), ICB Shipping (Bermuda) Limited (the ``Manager'') and ICB International Ltd. (``ICB International'')**

   3.1        Memorandum of Association of the Company (Exhibit
              3.1)*

   3.2        Bye-Laws of the Company (Exhibit 3.2)*

   3.2.1      Execution version of Bareboat Charter dated
              February 12, 1997 between Woodmere and Shell
              International Petroleum Company Limited ("SIPC") relating to the M.T. Myrina.**

   3.2.2      Execution version of Bareboat Charter dated
              February 12, 1997 between Hewlett and SIPC relating to the M.T. Megara.**

   3.2.3      Execution version of Bareboat Charter dated
              February 12, 1997 between Inwood and SIPC relating to the M.T. Murex.**

   3.2.4      Execution version of Bareboat Charter dated
              February 12, 1997 between Lawrence and SIPC relating to the M.T. Macoma.**

   3.2.5      Execution version of Bareboat Charter dated
              February 12, 1997 between Cedarhurst and SIPC relating to the M.T. Magdala.**

   3.3.1 Execution version of Charter Guaranty dated February 12, 1997 made by Shell Petroleum N.V. ("SPNV") and The Shell Petroleum Company Limited ("SPCo") (collectively the "Guarantors") in favor of Woodmere relating to the M.T. Myrina.**

   3.3.2      Execution version of Charter Guaranty dated
              February 12, 1997 made by the Guarantors in favor of Hewlett relating to the M.T. Megara.**

Designation
of Exhibit in
this Form 20-F      Description of Exhibit
______________      ______________________


   3.3.3      Execution version of Charter Guaranty dated
              February 12, 1997 made by the Guarantors in favor of Inwood relating to the M.T. Murex.**

   3.3.4      Execution version of Charter Guaranty dated
              February 12, 1997 made by the Guarantors in favor of Lawrence relating to the M.T. Macoma.**

   3.3.5      Execution version of Charter Guaranty dated
              February 12, 1997 made by the Guarantors in favor of Cedarhurst relating to the M.T. Magdala.**

   3.3.6      Execution version of Pooling Agreement dated
              February 27, 1997 among the Subsidiaries as owners, and Shell International Trading and Shipping
              Company Limited on behalf of SIPC (collectively the "Charterers") relating to the fleet spares.**

   3.4        Execution version of Charter Guaranty dated
              February 12, 1997 made by the Guarantors in favor of the Company.**

   3.5        Execution version of Management Agreement dated
              February 12, 1997 between the Manager and the Company (incorporated by reference from
              Exhibit 10.5 of the Registration Statement).**

   3.6.1 Memorandum of Agreement dated October 24, 1996 among Ocala Shipping Limited ("Ocala"), the Charterers and Shell Tankers (UK) Limited ("STUK"), as buyer, relating to the M.T. Myrina (incorporated by reference from Exhibit 10.6 of the Registration Statement).**

   3.6.2 Memorandum of Agreement dated October 24, 1996 among Kerbela Shipping Corp. ("Kerbela") the
              Charterers and STUK relating to the M.T. Megara
              (incorporated by reference from Exhibit 10.7 of the Registration Statement).**

   3.6.3 Memorandum of Agreement dated October 24, 1996 among Trevose Shipping Corp. ("Trevose"), the Charterers and STUK relating to the M.T. Murex (incorporated by reference from Exhibit 10.8 of the Registration Statement).**

   3.6.4 Memorandum of Agreement dated October 24, 1996 among Tourmaline Shipping Limited ("Tourmaline"), the Charterers and STUK relating to the M.T. Macoma (incorporated by reference from Exhibit 10.9 of the Registration Statement).**

   3.6.5 Memorandum of Agreement dated October 24, 1996 among Fluid Navigation Ltd. ("Fluid"), the Charterers and STUK relating to the M.T. Magdala (incorporated by reference from Exhibit 10.10 of the Registration Statement).**

   3.7.1 Assignment Agreement dated November 25, 1996 from STUK and Shell International Trading & Shipping Company Limited to the Company and the Subsidiaries relating to the relevant Memorandum of Agreement (incorporated by reference from Exhibit 10.11 of the Registration Statement).**

   3.7.2 Assignment of Rights dated February 27, 1997 between Ocala as seller and Woodmere as buyer relating to the M.T. Myrina.**

   3.7.3 Assignment of Rights dated February 27, 1997 between Kerbela as seller and Hewlett as buyer regarding the M.T. Megara.**

   3.7.4 Assignment of Rights dated February 27, 1997 between Trevose as seller and Inwood as buyer regarding the M.T. Murex.**

   3.7.5 Assignment of Rights dated February 27, 1997 between Tourmalene as seller and Lawrence as buyer regarding the M.T. Macoma.**

   3.7.6 Assignment of Rights dated February 27, 1997 between Fluid as seller and Cedarhurst as buyer regarding the M.T. Magdala.**

   3.8.1      Execution version of Letter Agreement dated
              February 6, 1997 among the Company, SIPC, ICB
              International, the Subsidiaries and the Manager
              (incorporated by reference from Exhibit 10.12.1 of the Registration Statement).**

   3.8.2      Execution version of Letter Agreement dated
              February 6, 1997 among the Company, the Manager,
              ICB International, SIPC and the Guarantors
              (incorporated by reference from Exhibit 10.12.2 of the Registration Statement).**

   3.9 U.K. Finance Lease Transaction Offer Letter dated November 12, 1996 made by National Westminster Bank Plc in favor of the Company and SIPC (incorporated by reference from Exhibit 10.13 of the Registration Statement).**

   3.10.1 Conditional Sale Agreement dated November 25, 1996 between NatWest Leasing (GB) Limited ("NLL") and Woodmere relating to the M.T. Myrina (incorporated by reference from Exhibit 10.14 of the Registration Statement).**

   3.10.2 Conditional Sale Agreement dated November 25, 1996 between NLL and Hewlett relating to the M.T. Megara
              (incorporated by reference from Exhibit 10.15 of the Registration Statement).**

   3.10.3 Conditional Sale Agreement dated November 25, 1996 between NLL and Inwood relating to the M.T. Murex
              (incorporated by reference from Exhibit 10.16 of the Registration Statement).**

   3.10.4 Conditional Sale Agreement dated November 25, 1996 between NLL and Lawrence relating to the M.T.
              Macoma (incorporated by reference from
              Exhibit 10.17 of the Registration Statement).**

   3.10.5 Conditional Sale Agreement dated November 25, 1996 between NLL and Cedarhurst relating to the M.T.
              Magdala (incorporated by reference from
              Exhibit 10.18 of the Registration Statement).**

   3.11.1 Execution version of Charterparty by way of Demise dated February 12, 1997 between NLL as lessor and Woodmere as leasee relating to the M.T. Myrina.**

   3.11.2 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Hewlett as leasee relating to the M.T. Megara.**

   3.11.3 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Inwood as leasee relating to the M.T. Murex.**

   3.11.3(a)  Amendment Agreement to the Charterparty by Way of
              Demise dated February 27, 1997 among NLL, Inwood and SIPC.**

   3.11.4 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Lawrence as leasee relating to the M.T. Macoma.**

   3.11.5 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Cedarhurst as leasee relating to the M.T.
              Magdala.**

   3.12.1     Execution version of Direct Support Agreement dated
              February 12, 1997 among NLL as lessor, SIPC and
              Woodmere as leasee.**

   3.12.2     Execution version of Direct Support Agreement dated
              February 12, 1997 among NLL as lessor, SIPC and
              Hewlett as leasee.**

   3.12.3     Execution version of Direct Support Agreement dated
              February 12, 1997 among NLL as lessor, SIPC and
              Inwood as leasee.**

   3.12.4     Execution version of Direct Support Agreement dated
              February 12, 1997 among NLL as lessor, SIPC and
              Lawrence as leasee.**

   3.12.5     Execution version of Direct Support Agreement dated
              February 12, 1997 among NLL as lessor, SIPC and
              Cedarhurst as leasee.**

   3.13       Execution version of Lessor Direct Agreement dated
              February 12, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and GSI.**

   3.13(a) Amendment Agreement to the Lessor Direct Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and Royal Bank of Scotland Plc ("RBS") as agent.**

   3.14.1 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Woodmere as chargee.**

   3.14.2 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Hewlett as chargee.**

   3.14.3 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Inwood as chargee.**

   3.14.4 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Lawrence as chargee.**

   3.14.5 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Cedarhurst as chargee.**

   3.15.1     Execution version of Deposit Agreement and Deposit
              Charge dated February 12, 1997 between Woodmere as leasee and Midland Bank PLC as a letter of credit issuing bank ("Midland").**

   3.15.2     Execution version of Deposit Agreement and Deposit
              Charge dated February 12, 1997 between Hewlett as leasee and Midland.**

   3.15.3     Execution version of Deposit Agreement and Deposit
              Charge dated February 12, 1997 between Inwood as leasee and Royal Bank of Canada Europe Limited as a letter of credit issuing bank ("RBC").**

   3.15.4     Execution version of Deposit Agreement and Deposit
              Charge dated February 12, 1997 between Lawrence as leasee and National Australia Bank Limited as a letter of credit issuing bank ("NAB").**

   3.15.5     Execution version of Deposit Agreement and Deposit
              Charge dated February 12, 1997 between Cedarhurst as leasee and NAB.**

   3.16.1     Execution version of Irrevocable Standby Letter of
              Credit by Midland in favor of Woodmere as leasee.**

   3.16.2     Execution version of Irrevocable Standby Letter of
              Credit by Midland in favor of Hewlett as leasee.**

   3.16.3     Execution version of Irrevocable Standby Letter of
              Credit by RBC in favor of Inwood as leasee.**

   3.16.4     Execution version of Irrevocable Standby Letter of
              Credit by NAB in favor of Lawrence as leasee.**

   3.16.5     Execution version of Irrevocable Standby Letter of
              Credit by NAB in favor of Cedarhurst as leasee.**

   3.17.1     Execution version of Reimbursement Agreement dated
              February 12, 1997 between Woodmere as leasee and Midland.**

   3.17.2     Execution version of Reimbursement Agreement dated
              February 12, 1997 between Hewlett as leasee and Midland.**

   3.17.3     Execution version of Reimbursement Agreement dated
              February 12, 1997 between Inwood as leasee and RBC.**

   3.17.4     Execution version of Reimbursement Agreement dated
              February 12, 1997 between Lawrence as leasee and NAB.**

   3.17.5     Execution version of Reimbursement Agreement dated
              February 12, 1997 between Cedarhurst as leasee and NAB.**

   3.18.1 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Woodmere as lessee.**

   3.18.2 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Hewlett as lessee.**

   3.18.3 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and RBC relating to Inwood as lessee.**

   3.18.4 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Lawrence as lessee.**

   3.18.5 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Cedarhurst as lessee.**

   3.19 Execution version of Term Loan Facility Agreement dated February 6, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and as agent, Goldman Sachs Capital Partners L.P. as bank ("GSCP") and Goldman Sachs Capital Markets L.P. as swap counterparty ("GSCM").**

   3.19(a) Amendment Agreement to Term Loan Facility Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and retiring agent, Goldman Sachs
              International Bank as bank ("GSIB"), GSCM as swap counterparty and RBS as successor agent.**

   3.19(b) Side Letter to the Term Loan Facility Agreement dated February 27, 1997 among the Company, the Subsidiaries, SIPC, NLL and GSI.**

   3.20.1     Vessel Mortgage dated February 27, 1997 granted by
              Woodmere in favor of GSI relating to the M.T.
              Myrina.**

   3.20.2     Vessel Mortgage dated February 27, 1997 granted by
              Hewlett in favor of GSI relating to the M.T.
              Megara.**

   3.20.3     Vessel Mortgage dated February 27, 1997 granted by
              Inwood in favor of GSI relating to the M.T.
              Murex.**

   3.20.4     Vessel Mortgage dated February 27, 1997 granted by
              Lawrence in favor of GSI relating to the M.T.
              Macoma.**

   3.20.5     Vessel Mortgage dated February 27, 1997 granted by
              Cedarhurst in favor of GSI relating to the M.T.
              Magdala.**

   3.21.1     Execution version of Floating Charge dated
              February 12, 1997 between Woodmere as chargor and GSI as agent.**

   3.21.2     Execution version of Floating Charge dated
              February 12, 1997 between Hewlett as chargor and GSI as agent.**

   3.21.3     Execution version of Floating Charge dated
              February 12, 1997 between Inwood as chargor and GSI as agent.**

   3.21.4     Execution version of Floating Charge dated
              February 12, 1997 between Lawrence as chargor and GSI as agent.**

   3.21.5     Execution version of Floating Charge dated
              February 12, 1997 between Cedarhurst as chargor and GSI as agent.**

   3.22       Execution version of Floating Charge dated
              February 12, 1997 between the Company as chargor and GSI as agent.**

   3.23       Execution version of Mortgage of Shares dated
              February 12, 1997 between the Company as chargor and GSI as agent.**

   3.24       Execution version of Borrower Assignment dated
              February 12, 1997 between the Company as assignor and GSI as agent.**

   3.25.1     Execution version of Guarantor (Subsidiary)
              Assignment dated February 12, 1997 between Woodmere as assignor and GSI as agent.**

   3.25.2     Execution version of Guarantor (Subsidiary)
              Assignment dated February 12, 1997 between Hewlett as assignor and GSI as agent.**

   3.25.3     Execution version of Guarantor (Subsidiary)
              Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.**

   3.25.4     Execution version of Guarantor (Subsidiary)
              Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.**

   3.25.5     Execution version of Guarantor (Subsidiary)
              Assignment dated February 12, 1997 between
              Cedarhurst as assignor and GSI as agent.**

   3.26       Execution version of ISDA Master Agreement dated
              February 6, 1997 between GSCM and the Company.**

   3.27 Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

   3.27(a) Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

   3.27(b) Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

   3.28 Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.**

   3.29 Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.**

   3.30 Execution version of Share Purchase Agreement dated February 12, 1997 between the Company and ICB International (incorporated by reference from
              Exhibit 10.37 of the Company's Registration
              Statement on Form F-1, filed December 13, 1996
              (File No. 333-6170).




* Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170)
**Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No. 0-29106)

                           SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  KNIGHTSBRIDGE TANKERS
                                    LIMITED


                                  By: /s/Ola Lorentzon
                                      _____________________
                                      Ola Lorentzon
                                      President

Dated:  March 12, 1998



































                              A-12
01655002.AC8

Designation                                          Page no. in
of Exhibit in                                       sequentially
this Form 20-F       Description of Exhibit         numbered copy


   1          Underwriting Agreement among
              Knightsbridge Tankers Limited (the
              ``Company''), Cedarhurst Tankers LDC
              (``Cedarhurst''), Hewlett Tankers
              LDC (``Hewlett''), Inwood Tankers
              LDC (``Inwood''), Lawrence Tankers
              LDC (``Lawrence'') and Woodmere
              Tankers LDC (``Woodmere'') (each of
              Cedarhurst, Hewlett, Inwood,
              Lawrence and Woodmere a
              ``Subsidiary'' and collectively the
              ``Subsidiaries''), Lazard Freres &
              Co. LLC and Goldman, Sachs & Co., as
              representatives for the U.S.
              underwriters (the
              ``Representatives''), ICB Shipping
              (Bermuda) Limited (the ``Manager'')
              and ICB International Ltd. (``ICB
              International'')**

   3.1        Memorandum of Association of the
              Company (Exhibit 3.1)*

   3.2        Bye-Laws of the Company (Exhibit
              3.2)*

   3.2.1      Execution version of Bareboat
              Charter dated February 12, 1997
              between Woodmere and Shell
              International Petroleum Company
              Limited ("SIPC") relating to the
              M.T. Myrina.**

   3.2.2      Execution version of Bareboat
              Charter dated February 12, 1997
              between Hewlett and SIPC relating to
              the M.T. Megara.**

   3.2.3      Execution version of Bareboat
              Charter dated February 12, 1997
              between Inwood and SIPC relating to
              the M.T. Murex.**

   3.2.4      Execution version of Bareboat
              Charter dated February 12, 1997
              between Lawrence and SIPC relating
              to the M.T. Macoma.**

   3.2.5      Execution version of Bareboat
              Charter dated February 12, 1997
              between Cedarhurst and SIPC relating
              to the M.T. Magdala.**

   3.3.1      Execution version of Charter
              Guaranty dated February 12, 1997
              made by Shell Petroleum N.V.
              ("SPNV") and The Shell Petroleum
              Company Limited ("SPCo")
              (collectively the "Guarantors") in
              favor of Woodmere relating to the
              M.T. Myrina.**

   3.3.2      Execution version of Charter
              Guaranty dated February 12, 1997
              made by the Guarantors in favor of
              Hewlett relating to the M.T.
              Megara.**

   3.3.3      Execution version of Charter
              Guaranty dated February 12, 1997
              made by the Guarantors in favor of
              Inwood relating to the M.T. Murex.**

Designation                                          Page no. in
of Exhibit in                                       sequentially
this Form 20-F       Description of Exhibit         numbered copy


   3.3.4      Execution version of Charter
              Guaranty dated February 12, 1997
              made by the Guarantors in favor of
              Lawrence relating to the M.T.
              Macoma.**

   3.3.5      Execution version of Charter
              Guaranty dated February 12, 1997
              made by the Guarantors in favor of
              Cedarhurst relating to the M.T.
              Magdala.**

   3.3.6      Execution version of Pooling
              Agreement dated February 27, 1997
              among the Subsidiaries as owners,
              and Shell International Trading and
              Shipping Company Limited on behalf
              of SIPC (collectively the

              "Charterers") relating to the fleet
              spares.**

   3.4        Execution version of Charter
              Guaranty dated February 12, 1997
              made by the Guarantors in favor of
              the Company.**

   3.5        Execution version of Management
              Agreement dated February 12, 1997
              between the Manager and the Company
              (incorporated by reference from
              Exhibit 10.5 of the Registration
              Statement).**

   3.6.1      Memorandum of Agreement dated
              October 24, 1996 among Ocala
              Shipping Limited ("Ocala"), the
              Charterers and Shell Tankers (UK)
              Limited ("STUK"), as buyer, relating
              to the M.T. Myrina (incorporated by
              reference from Exhibit 10.6 of the
              Registration Statement).**

   3.6.2      Memorandum of Agreement dated
              October 24, 1996 among Kerbela
              Shipping Corp. ("Kerbela") the
              Charterers and STUK relating to the
              M.T. Megara (incorporated by
              reference from Exhibit 10.7 of the
              Registration Statement).**

   3.6.3      Memorandum of Agreement dated
              October 24, 1996 among Trevose
              Shipping Corp. ("Trevose"), the
              Charterers and STUK relating to the
              M.T. Murex (incorporated by
              reference from Exhibit 10.8 of the
              Registration Statement).**

   3.6.4      Memorandum of Agreement dated
              October 24, 1996 among Tourmaline
              Shipping Limited ("Tourmaline"), the
              Charterers and STUK relating to the
              M.T. Macoma (incorporated by
              reference from Exhibit 10.9 of the
              Registration Statement).**

   3.6.5      Memorandum of Agreement dated
              October 24, 1996 among Fluid
              Navigation Ltd. ("Fluid"), the

              Charterers and STUK relating to the
              M.T. Magdala (incorporated by
              reference from Exhibit 10.10 of the
              Registration Statement).**

   3.7.1      Assignment Agreement dated
              November 25, 1996 from STUK and
              Shell International Trading &
              Shipping Company Limited to the
              Company and the Subsidiaries
              relating to the relevant Memorandum
              of Agreement (incorporated by
              reference from Exhibit 10.11 of the
              Registration Statement).**

   3.7.2      Assignment of Rights dated
              February 27, 1997 between Ocala  as
              seller and Woodmere as buyer
              relating to the M.T. Myrina.**

   3.7.3      Assignment of Rights dated
              February 27, 1997 between Kerbela
              as seller and Hewlett as buyer
              regarding the M.T. Megara.**

   3.7.4      Assignment of Rights dated
              February 27, 1997 between Trevose
              as seller and Inwood as buyer
              regarding the M.T. Murex.**

   3.7.5      Assignment of Rights dated
              February 27, 1997 between Tourmalene
              as seller and Lawrence as buyer
              regarding the M.T. Macoma.**

   3.7.6      Assignment of Rights dated
              February 27, 1997 between Fluid  as
              seller and Cedarhurst as buyer
              regarding the M.T. Magdala.**

   3.8.1      Execution version of Letter
              Agreement dated February 6, 1997
              among the Company, SIPC, ICB
              International, the Subsidiaries and
              the Manager (incorporated by
              reference from Exhibit 10.12.1 of
              the Registration Statement).**

   3.8.2      Execution version of Letter
              Agreement dated February 6, 1997
              among the Company, the Manager, ICB

              International, SIPC and the
              Guarantors (incorporated by
              reference from Exhibit 10.12.2 of
              the Registration Statement).**

   3.9        U.K. Finance Lease Transaction Offer
              Letter dated November 12, 1996 made
              by National Westminster Bank Plc in
              favor of the Company and SIPC
              (incorporated by reference from
              Exhibit 10.13 of the Registration
              Statement).**

   3.10.1     Conditional Sale Agreement dated
              November 25, 1996 between NatWest
              Leasing (GB) Limited ("NLL") and
              Woodmere relating to the M.T. Myrina
              (incorporated by reference from
              Exhibit 10.14 of the Registration
              Statement).**

   3.10.2     Conditional Sale Agreement dated
              November 25, 1996 between NLL and
              Hewlett relating to the M.T. Megara
              (incorporated by reference from
              Exhibit 10.15 of the Registration
              Statement).**

   3.10.3     Conditional Sale Agreement dated
              November 25, 1996 between NLL and
              Inwood relating to the M.T. Murex
              (incorporated by reference from
              Exhibit 10.16 of the Registration
              Statement).**

   3.10.4     Conditional Sale Agreement dated
              November 25, 1996 between NLL and
              Lawrence relating to the M.T. Macoma
              (incorporated by reference from
              Exhibit 10.17 of the Registration
              Statement).**

   3.10.5     Conditional Sale Agreement dated
              November 25, 1996 between NLL and
              Cedarhurst relating to the M.T.
              Magdala (incorporated by reference
              from Exhibit 10.18 of the
              Registration Statement).**

   3.11.1     Execution version of Charterparty by
              way of Demise dated February 12,

              1997 between NLL as lessor and
              Woodmere as leasee relating to the
              M.T. Myrina.**

   3.11.2     Execution version of Charterparty by
              Way of Demise dated February 12,
              1997 between NLL as lessor and
              Hewlett as leasee relating to the
              M.T. Megara.**

   3.11.3     Execution version of Charterparty by
              Way of Demise dated February 12,
              1997 between NLL as lessor and
              Inwood as leasee relating to the
              M.T. Murex.**

   3.11.3(a)  Amendment Agreement to the
              Charterparty by Way of Demise dated
              February 27, 1997 among NLL, Inwood
              and SIPC.**

   3.11.4     Execution version of Charterparty by
              Way of Demise dated February 12,
              1997 between NLL as lessor and
              Lawrence as leasee relating to the
              M.T. Macoma.**

   3.11.5     Execution version of Charterparty by
              Way of Demise dated February 12,
              1997 between NLL as lessor and
              Cedarhurst as leasee relating to the
              M.T. Magdala.**

   3.12.1     Execution version of Direct Support
              Agreement dated February 12, 1997
              among NLL as lessor, SIPC and
              Woodmere as leasee.**

   3.12.2     Execution version of Direct Support
              Agreement dated February 12, 1997
              among NLL as lessor, SIPC and
              Hewlett as leasee.**

   3.12.3     Execution version of Direct Support
              Agreement dated February 12, 1997
              among NLL as lessor, SIPC and Inwood
              as leasee.**

   3.12.4     Execution version of Direct Support
              Agreement dated February 12, 1997
              among NLL as lessor, SIPC and
              Lawrence as leasee.**

   3.12.5     Execution version of Direct Support
              Agreement dated February 12, 1997
              among NLL as lessor, SIPC and
              Cedarhurst as leasee.**

   3.13       Execution version of Lessor Direct
              Agreement dated February 12, 1997
              among the Company as borrower, the
              Subsidiaries as leasees, NLL as
              lessor and GSI.**

   3.13(a)    Amendment Agreement to the Lessor
              Direct Agreement dated February 27,
              1997 among the Company as borrower,
              the Subsidiaries as leasees, NLL as
              lessor and Royal Bank of Scotland
              Plc ("RBS") as agent.**

   3.14.1     Execution version of Lessor Mortgage
              and Assignment dated February 12,
              1997 from NLL as chargor to Woodmere
              as chargee.**

   3.14.2     Execution version of Lessor Mortgage
              and Assignment dated February 12,
              1997 from NLL as chargor to Hewlett
              as chargee.**

   3.14.3     Execution version of Lessor Mortgage
              and Assignment dated February 12,
              1997 from NLL as chargor to Inwood
              as chargee.**

   3.14.4     Execution version of Lessor Mortgage
              and Assignment dated February 12,
              1997 from NLL as chargor to Lawrence
              as chargee.**

   3.14.5     Execution version of Lessor Mortgage
              and Assignment dated February 12,
              1997 from NLL as chargor to
              Cedarhurst as chargee.**

   3.15.1     Execution version of Deposit
              Agreement and Deposit Charge dated
              February 12, 1997 between Woodmere
              as leasee and Midland Bank PLC as a
              letter of credit issuing bank
              ("Midland").**

   3.15.2     Execution version of Deposit
              Agreement and Deposit Charge dated
              February 12, 1997 between Hewlett as
              leasee and Midland.**

   3.15.3     Execution version of Deposit
              Agreement and Deposit Charge dated
              February 12, 1997 between Inwood as
              leasee and Royal Bank of Canada
              Europe Limited as a letter of credit
              issuing bank ("RBC").**

   3.15.4     Execution version of Deposit
              Agreement and Deposit Charge dated
              February 12, 1997 between Lawrence
              as leasee and National Australia
              Bank Limited as a letter of credit
              issuing bank ("NAB").**

   3.15.5     Execution version of Deposit
              Agreement and Deposit Charge dated
              February 12, 1997 between Cedarhurst
              as leasee and NAB.**

   3.16.1     Execution version of Irrevocable
              Standby Letter of Credit by Midland
              in favor of Woodmere as leasee.**

   3.16.2     Execution version of Irrevocable
              Standby Letter of Credit by Midland
              in favor of Hewlett as leasee.**

   3.16.3     Execution version of Irrevocable
              Standby Letter of Credit by RBC in
              favor of Inwood as leasee.**

   3.16.4     Execution version of Irrevocable
              Standby Letter of Credit by NAB in
              favor of Lawrence as leasee.**

   3.16.5     Execution version of Irrevocable
              Standby Letter of Credit by NAB in
              favor of Cedarhurst as leasee.**

   3.17.1     Execution version of Reimbursement
              Agreement dated February 12, 1997
              between Woodmere as leasee and
              Midland.**

   3.17.2     Execution version of Reimbursement
              Agreement dated February 12, 1997
              between Hewlett as leasee and
              Midland.**

   3.17.3     Execution version of Reimbursement
              Agreement dated February 12, 1997
              between Inwood as leasee and RBC.**

   3.17.4     Execution version of Reimbursement
              Agreement dated February 12, 1997
              between Lawrence as leasee and
              NAB.**

   3.17.5     Execution version of Reimbursement
              Agreement dated February 12, 1997
              between Cedarhurst as leasee and
              NAB.**

   3.18.1     Execution version of Residual
              Obligation Agreement dated
              February 12, 1997 between SIPC as
              obligor and Midland relating to
              Woodmere as lessee.**

   3.18.2     Execution version of Residual
              Obligation Agreement dated
              February 12, 1997 between SIPC as
              obligor and Midland relating to
              Hewlett as lessee.**

   3.18.3     Execution version of Residual
              Obligation Agreement dated
              February 12, 1997 between SIPC as
              obligor and RBC relating to Inwood
              as lessee.**

   3.18.4     Execution version of Residual
              Obligation Agreement dated
              February 12, 1997 between SIPC as
              obligor and NAB relating to Lawrence
              as lessee.**

   3.18.5     Execution version of Residual
              Obligation Agreement dated
              February 12, 1997 between SIPC as
              obligor and NAB relating to
              Cedarhurst as lessee.**

   3.19       Execution version of Term Loan
              Facility Agreement dated February 6,

              1997 among the Company as borrower,
              the Subsidiaries as guarantors, GSI
              as arranger and as agent, Goldman
              Sachs Capital Partners L.P. as bank
              ("GSCP") and Goldman Sachs Capital
              Markets L.P. as swap counterparty
              ("GSCM").**

   3.19(a)    Amendment Agreement to Term Loan
              Facility Agreement dated
              February 27, 1997 among the Company
              as borrower, the Subsidiaries as
              guarantors, GSI as arranger and
              retiring agent, Goldman Sachs
              International Bank as bank ("GSIB"),
              GSCM as swap counterparty and RBS as
              successor agent.**

   3.19(b)    Side Letter to the Term Loan
              Facility Agreement dated
              February 27, 1997 among the Company,
              the Subsidiaries, SIPC, NLL and
              GSI.**

   3.20.1     Vessel Mortgage dated February 27,
              1997 granted by Woodmere in favor of
              GSI relating to the M.T. Myrina.**

   3.20.2     Vessel Mortgage dated February 27,
              1997 granted by Hewlett in favor of
              GSI relating to the M.T. Megara.**

   3.20.3     Vessel Mortgage dated February 27,
              1997 granted by Inwood in favor of
              GSI relating to the M.T. Murex.**

   3.20.4     Vessel Mortgage dated February 27,
              1997 granted by Lawrence in favor of
              GSI relating to the M.T. Macoma.**

   3.20.5     Vessel Mortgage dated February 27,
              1997 granted by Cedarhurst in favor
              of GSI relating to the M.T.
              Magdala.**

   3.21.1     Execution version of Floating Charge
              dated February 12, 1997 between
              Woodmere as chargor and GSI as
              agent.**

   3.21.2     Execution version of Floating Charge
              dated February 12, 1997 between
              Hewlett as chargor and GSI as
              agent.**

   3.21.3     Execution version of Floating Charge
              dated February 12, 1997 between
              Inwood as chargor and GSI as
              agent.**

   3.21.4     Execution version of Floating Charge
              dated February 12, 1997 between
              Lawrence as chargor and GSI as
              agent.**

   3.21.5     Execution version of Floating Charge
              dated February 12, 1997 between
              Cedarhurst as chargor and GSI as
              agent.**

   3.22       Execution version of Floating Charge
              dated February 12, 1997 between the
              Company as chargor and GSI as
              agent.**

   3.23       Execution version of Mortgage of
              Shares dated February 12, 1997
              between the Company as chargor and
              GSI as agent.**

   3.24       Execution version of Borrower
              Assignment dated February 12, 1997
              between the Company as assignor and
              GSI as agent.**

   3.25.1     Execution version of Guarantor
              (Subsidiary) Assignment dated
              February 12, 1997 between Woodmere
              as assignor and GSI as agent.**

   3.25.2     Execution version of Guarantor
              (Subsidiary) Assignment dated
              February 12, 1997 between Hewlett as
              assignor and GSI as agent.**

   3.25.3     Execution version of Guarantor
              (Subsidiary) Assignment dated
              February 12, 1997 between Inwood as
              assignor and GSI as agent.**

   3.25.4     Execution version of Guarantor
              (Subsidiary) Assignment dated
              February 12, 1997 between Lawrence
              as assignor and GSI as agent.**

   3.25.5     Execution version of Guarantor
              (Subsidiary) Assignment dated
              February 12, 1997 between Cedarhurst
              as assignor and GSI as agent.**

   3.26       Execution version of ISDA Master
              Agreement dated February 6, 1997
              between GSCM and the Company.**

   3.27       Execution version of Intercreditor
              Agreement dated February 12, 1997
              among the Company as borrower, the
              Subsidiaries as leasees
              (collectively with the Company as
              Obligors), GSI as arranger and as
              agent, GSCP as bank and GSCM as swap
              bank and SIPC, SPCo, SPNV and the
              Manager, each as a subordinated
              creditor.**

   3.27(a)    Amendment Agreement dated
              February 27, 1997 to the
              Intercreditor Agreement among the
              Company as borrower, the
              Subsidiaries as leasees
              (collectively with the Company as
              Obligors), GSI as arranger, RBS as
              agent, GSIB as bank, GSCM as swap
              bank and SIPC, SPCo, SPNV and the
              Manager, each as a subordinated
              creditor.**

   3.27(b)    Finance Party Accession/Designation
              Agreement dated February 27, 1997
              among the Company and the
              Subsidiaries as obligors, GSI as
              existing party and arranger, RBS as
              new party, NLL as lessor, GSIB as
              bank, GSCM as swap bank and SIPC,
              SPCo, SPNV and the Manager, each as
              a subordinated creditor.**

   3.28       Execution version of Multipartite
              Agreement dated February 12, 1997
              among the Company as borrower, the
              Subsidiaries as guarantors, SIPC as
              charterer, GSI as arranger and
              agent, GSCP as bank and GSCM as swap
              bank.**

   3.29       Execution version of Subordination
              Agreement dated February 12, 1997
              among the Company, the Subsidiaries,
              ICB International, the Manager, the
              Guarantors, SIPC and Goldman, Sachs
              & Co. as representative of the U.S.
              Underwriters, and GSI as
              representative of the International
              Underwriters.**

   3.30       Execution version of Share Purchase
              Agreement dated February 12, 1997
              between the Company and ICB
              International (incorporated by
              reference from Exhibit 10.37 of the
              Company's Registration Statement on
              Form F-1, filed December 13, 1996
              (File No. 333-6170).




* Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170)
**Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No. 0-29106)






















                              A-13
01655002.AC8