Form 20-F
period 1998-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 1999-03-17
CIK 1029145

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                            FORM 20-F
(Mark One)
[   ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1998

                               OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from        to

                 Commission file number 0-29106


                  KNIGHTSBRIDGE TANKERS LIMITED

     (Exact name of Registrant as specified in its charter)

                       ISLANDS OF BERMUDA

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

                Item 17             Item 18   X

                      TABLE OF CONTENTS (1)

                                                             Page

Part I   Item 1    Description of Business................... 4

         Item 2    Description of Property...................23

         Item 3    Legal Proceedings.........................23

         Item 4    Control of Registrant.....................23

         Item 5    Nature of Trading Market..................23

         Item 6    Exchange Controls and Other Limitations
                        Affecting Security Holders...........24

         Item 7    Taxation..................................25

         Item 8    Selected Financial Data...................26

         Item 9    Management's Discussion and Analysis of
                        Financial Condition and Results of
                        Operations...........................30

         Item 10   Directors and Officers of Registrant......35

         Item 11   Compensation of Directors and Officers....40

         Item 13   Interest of Management in Certain
                        Transactions.........................40

Part IV  Item 18   Financial Statements......................40

         Item 19   Financial Statements and Exhibits.........40




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

Ownership and Management of the Company Generally

    In February, 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share (the "Common Shares"), at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 1998, ICB International owns approximately 4.7 % of the outstanding Common Shares. ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB, manages the business of the Company. See Item 10.

Vessels

    The Company used the net proceeds of the offerings described above, together with advances totaling $145.6 million under a credit facility from an international syndicate of lenders (the "Credit Facility"), primarily to fund the purchase by the Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 (the "Delivery Date"), the Vessels were delivered by the Company to the Charterer under the Charters. The term of each of the Charters is a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of 14 years per Charter. Under the Charters, the

Charterer pays the greater of a base rate of hire or a spot market related rate. See "Charterhire" below.

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

                       Vessel Particulars

    Length Overall...............      332.0 meters
    Beam Overall.................       58.0 meters
    Depth........................       31.0 meters
    Draught......................       22.0 meters
    Cargo Cubic..................    343,000 cubic meters
    Main Engine Sulzer 7RTA84T (Diesel) rated at 36,000 hp.

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

         January 15, 1999 ............$1,819,615
         April 15, 1999 ..............$1,789,599
         July 15, 1999 ...............$1,763,484
         October 15, 1999.............$1,736,769
         January 15, 2000.............$1,709,153

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

The determination of the Brokers Panel shall be binding upon both the Subsidiaries and the Charterer. "Worldscale" is an index commonly used in the tanker industry for calculating freight rates in the spot charter market.

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

Dividend Policy

    The Company policy is to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Currently, the Company does not have any material cash expenses other than (i) a management fee of $750,000 per annum, payable to the Manager (the "Management Fee") (ii) certain directors' and officers' liability insurance premiums in the current amount of $90,000 per annum, (iii) the agent bank annual fee of $50,000, (iv) payment of interest on the Primary Loans and
(v) payments of interest and principal on the Amortizing Loans through January 15, 2000, (which are equivalent to the amounts of Supplemental Hire). Any lease payments under the U.K. Finance Leases are expected to be paid under the Letters of Credit or otherwise by the Charterer, and therefore are not considered cash expenses of the Company and are not expected to reduce amounts available to the Company for the payment of distributions to shareholders. Declaration and payment of any dividend is subject to the discretion of the Company's Board of Directors. The declaration and payment of distributions to shareholders is prohibited if the Company is in default under the Credit Facility or if such payment would be or is reasonably likely to result in an event of default under the Credit Facility. Any payment of distributions to shareholders by the Company in any year may also be dependent upon the adoption by the holders of a majority of the Common Shares voting at the annual meeting of shareholders of the Company of a resolution effectuating a reduction in the Company's share premium and a credit to the Company's contributed capital surplus account. The Company's shareholders adopted such a resolution at the Company's annual general meeting in March, 1999. The timing and amount of dividend payments will be dependent upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

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

    In 1998 and 1997, the Company paid the following distributions to shareholders per Common Share:

Record Date            Payment Date            Amount per Share

1998
January 26, 1998       February 10, 1998             $0.75
April 27, 1998         May 12, 1998                  $0.45
July 27, 1998          August 11, 1998               $0.63
October 26, 1998       November 10, 1998             $0.53
1997
April 25, 1997         May 9, 1997                   $0.17
July 25, 1997          August 11, 1997               $0.45
October 27, 1997       November 13, 1997             $0.64


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

    It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders during February of each year in order that they may make such election. For the year ended December 31, 1998, the Company mailed such tax information to its shareholders in February, 1999, along with the proxy materials for its 1999 annual general meeting.

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

Industry Conditions

    Highly Cyclical Nature. The amount of Additional Hire payable under the Charters, if any, as well as the ability of the Manager to sell or recharter a Vessel upon the expiration or termination of the related Charter and the amount of any proceeds therefrom, will be dependent upon, among other things, economic conditions in the oil tanker industry. The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and in tanker capacity. The demand for tankers is influenced by, among other factors, the demand for crude oil, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. In addition, the Company anticipates that the future demand for VLCCs, such as the Vessels, will also be dependent upon continued economic growth in the United States, Continental Europe and the Far East and competition from pipelines and other sizes of tankers. Adverse economic, political, social or other developments in any of these regions could have an adverse effect on the Company's business and results of operations. In addition, even if demand for crude oil grows in these areas, demand for VLCCs may not necessarily grow and may even decline. Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The incremental supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of the factors influencing the supply of and demand for oil tankers are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable. Furthermore, the amount of Additional Hire will be determined quarterly with reference to three round-trip trade routes between the following locations:
(i) the Arabian Gulf and Rotterdam, The Netherlands, (ii) the Arabian Gulf and Japan and (iii) the Arabian Gulf and Singapore. Therefore, the demand for oil in the areas serviced by such routes could have a significant effect on the amount of Additional Hire that may be payable. There can be no assurance that Additional Hire will be payable for any quarter.

    Limited Opportunities for VLCCs; Dependence on Arabian Gulf Crude Oil. VLCCs are specifically designed for the transportation of crude oil and, due to their size, are used to transport crude oil primarily from the Arabian Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). While VLCCs are increasingly being used to carry crude oil from other areas, any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on the Company at any time after the expiration or termination of the Charters (or earlier if such decrease adversely affects charterhire rates for shipments from the Arabian Gulf). Among the factors which could lead to such a decrease are (i) increased crude oil production from non-Arabian Gulf areas, (ii) increased refining capacity in the Arabian Gulf area, (iii) increased use of existing and future crude oil pipelines in the Arabian Gulf area, (iv) a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production, (v) armed conflict in the Arabian Gulf or along VLCC trading routes, (vi) political or other factors and (vii) the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

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

Environmental and Other Regulations

    The IMO is an agency organized in 1958 by the United Nations. Over 100 national governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. During the last 35 years, the IMO has initiated over 700 resolutions and 30 major conventions and protocols. All IMO agreements must be ratified by the individual government constituents. Outside the United States, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended by a 1976 SDR Protocol and a 1992 Protocol (the "CLC"). Under these liability conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. In countries in which the 1969 CLC applies the limit of liability is on a sliding scale starting at US$ 1.80 per limitation ton (net ton up to a maximum of US$ 19 million). In countries in which the 1992 CLC applies the limitation is calculated as follows: US$4 million for vessels not exceeding 500 gross tons raising by US$ 568 per gross ton to US$ 80 million. The exact amount of liability is tied to a unit of account (SDR) which varies according to a basket of currencies. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

    On March 6, 1992, the IMO adopted regulations which set forth new and upgraded requirements for pollution prevention for tankers. These regulations went into effect on July 6, 1995 in the Isle of Man, the jurisdiction in which the Vessels are registered. The regulations state, in part, that (i) tankers between 25 and 30 years old must be of double hull construction or of a mid-deck design with double side construction, unless they have wing tanks or double bottom spaces, not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or trades the vessel in hydrostatistical balance which ensures at least the same level of protection against oil spills in the event of collision or stranding, (ii) tankers 30 years or older must be of double hull construction or mid-deck design with double side construction, and (iii) all tankers will be subject to enhanced inspections. In addition, the regulations provide, in part, that a tanker must be of double hull construction or a mid-deck design with double side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker (i) is the subject of a contract for a major conversion or original construction on or after July 6, 1993, (ii) commences a major conversion or has its keel laid on or after January 6, 1994, or (iii) completes a major conversion or is a newbuilding delivered on or after July 6, 1996. All of the Vessels have double hulls and comply with the IMO regulations.

    The operation of the Vessels is also affected by the IMO's newly adopted ISM Code, which requires shipowners and bareboat charterers to develop an extensive "Safety Management System", which includes policy statements, manuals, standard procedures and lines of communication. Noncompliance with the ISM Code may subject the shipowner or bareboat charterer to increased liability and may lead to decreases in available insurance coverage for affected Vessels. Although compliance with the ISM Code is the responsibility of the Charterer, the Company may become primarily responsible for compliance with the ISM Code if the Charterer were to default in its obligations under the Charters.

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

The Year 2000 Computer Question

    The Vessels are provided with computers and have computerized control systems. Further the Vessels have equipment such as for example navigational aids, communications systems, machinery equipment, cargo measuring equipment and alarm systems that rely on computers or embedded computer chips for proper function.

    The initial term of the Charters extend well beyond the year 2000. Shell International Trading and Shipping Co Ltd. ("STASCO"), the Company which operates the vessels for the Charterer, has assured the Company that it is very aware of the year 2000 problem. STASCO has confirmed that in the dealings with the Company it is taking, and will continue to take, all reasonable steps to allow business continuity into the year 2000 and beyond.

    The Charterer's obligation to pay charter hire is absolute, including in circumstances where a Vessel should be unfit for use due to computer related problems, should such occur in spite of STASCO's diligent approach to the preparations for the year 2000. In addition, the Charterer is obliged to indemnify the relevant Subsidiary and the Company in respect of events arising through the term of the Charters with respect to, among other things, all liabilities claims and proceedings arising in any manner out of the operation of the Vessels with no exclusion of events relating to computers or problems that could affect computers at certain dates. The Charterer's obligations as described above are fully and unconditionally guaranteed, on a joint and several basis, by the Charter Guarantors.

    The Company relies on banks for its payments and on general communication equipment. The Company will only rely on internationally recognized commercial banks and communication companies for providing such services. The Company relies on services provided by the Manager for its administration and management. The Manager provides these services at a fixed price. The Manager has assured the Company that it shall be able to provide such services without date related interruptions. Accordingly the Company does not expect to incur any year 2000 related expenses.

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

    Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Charterer, the Subsidiaries and, as required, their respective associated companies or managers for their shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Company expects that the Charterer will obtain coverage to the fullest extent from time to time available on normal terms from members of the International Group of P&I Associations (currently approximately $ 4.25 billion, with the exception of oil pollution liability, which is available up to $500 million per Vessel per accident). The Company believes that the Charterer has entered each of the Vessels into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, a Subsidiary) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

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

ITEM 4 - CONTROL OF REGISTRANT

    The Company is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government. As of February 22, 1999, no person known to the Company was the beneficial owner of more than 10% of the Company's voting securities.

ITEM 5 - NATURE OF TRADING MARKET

    The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq National Market for each of the quarters indicated.

                                              NASDAQ
For the quarter ended:                   HIGH           LOW
    March 31, 1998                      29 1/2         25 3/4
    June 30, 1998                       30 3/4         26 1/8
    September 30, 1998                  27             20 5/16
    December 31, 1998                   23             18 1/2

    On February 22, 1999, the closing price of the Common Shares as quoted on the National Market was $17,50. On such date there were 17,100,000 Common Shares outstanding, 17,098,300 of which, representing 99.99% of the Common Shares outstanding, were held of record in the United States.

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

ITEM 7 - TAXATION

    The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not subject to tax on income or capital gains, and no Bermuda withholding tax will be imposed upon payments of dividends by the Company to its shareholders. No Bermuda tax is imposed on holders with respect to the sale or exchange of Common Shares. Furthermore, the Company has received from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966, as amended, an assurance that, in the event that Bermuda enacts any legislation imposing any tax computed on profits or income, including any dividend or capital gains withholding tax, or computed on any capital asset, appreciation, or any tax in the nature of an estate, duty or inheritance tax, then the imposition of any such tax shall not be applicable. The assurance further provides that such taxes, and any tax in the nature of estate duty or inheritance tax, shall not be applicable to the Company or any of its operations, nor to the shares, debentures or other obligations of the Company, until March 2016.

    There are no provisions of any reciprocal tax treaty between Bermuda and the United States affecting withholding.

ITEM 8 - SELECTED FINANCIAL DATA

    The following consolidated balance sheet as of December 31, 1998 and December 31, 1997, and statement of operations for the year ended December 31, 1998, and for the period from September 18, 1996 to December 31, 1997, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet and operating information provided should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under "Item 9 - Managements Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

                   CONSOLIDATED BALANCE SHEETS
                        (in U.S. Dollars)

ASSETS

Current assets                    Dec 31, 1998     Dec 31, 1997

Cash                              $    315,223     $    217,374
Current installments of notes
  receivable                         6,726,152        6,726,151
Charter hire receivable             10,268,805       15,449,599
Prepaid expenses                        14,000           14,000

Total current assets                17,324,180       22,407,124

Notes receivable                     1,681,538        8,407,690
Vessels under capital lease,
  less accumulated depreciation
  of $32,449,053 and $14,856,193   407,372,491      424,965,352
Capitalized financing fees and
  expenses, less accumulated
  amortization of $685,291 and
  $313,748                            1,915,513       2,287,056

TOTAL ASSETS                      $428,293,722     $458,067,222
                                  =============    =============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accrued expenses and other
  current liabilities             $  2,300,568     $  2,377,736
Current installments of
  credit facility                    6,726,152        6,726,151

Total current liabilities            9,026,720        9,103,887

Credit facility                    127,078,936      133,805,088

Shareholders' equity

Common shares, par value $0.01 per share:
Authorized and outstanding
  17,100,000                           171,000          171,000
Additional paid-in capital                   -      314,987,247
Contributed capital surplus
  account                          292,017,066           -

Total shareholders' equity         292,188,066      315,158,247


TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY              $428,293,722     $458,067,222
                                   ============     ============

         See notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
                        (in U.S. Dollars)

                                   Jan 1, 1998     Sep 18, 1996
                                - Dec 31, 1998   - Dec 31, 1997

Charter hire revenue              $ 45,039,385     $ 42,138,180

Operating expenses:
Depreciation of vessels under
  capital leases                   -17,592,860      -14,856,193
Management fee                        -750,000         -630,308
Administration expenses                -91,140          -77,993

Operating income                    26,605,385       26,573,686


Interest income                        888,120        1,737,023
Interest expense                    -9,686,142       -8,517,664
Other financial costs                 -421,543         -313,748
Net income                        $ 17,385,820     $ 19,479,297
                                   ===========      ===========

Earnings per common share                $1.02            $1.61

Weighted average number of
  shares outstanding                17,100,000       12,127,021

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

    The base rate is the aggregate of a bareboat charter component of $22,069 per vessel per day and an operating element of $10,500 per day (in the first seven years) which result in a time charter equivalent rate of $32,569 per day.

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

    The relevant spot rates are weighted with (i) representing
50% and (ii) and (iii) each representing 25% when the spot market related rate is determined.

    The calculated spot market related rates for 1998 were

for the first quarter 1998             $29,645
for the second quarter 1998            $39,989
for the third quarter 1998             $35,585
for the fourth quarter 1998            $27,015

    As a consequence, charterhire was payable at the Base Rate for the first and fourth quarters of 1998 and at the higher spot market related rate in the second and third quarters of 1998. The charterhire payment for the fourth quarter of 1998 was received in 1999.

The Tanker Market

    According to preliminary data from industry sources which the Company has not verified, global oil consumption increased only marginally by one-half percent in 1998. The consumption in the Asian region declined by 2 % mainly due to a drop in Korean and Japanese demand by 15 % and 2 %, respectively. Outside Asia demand increased, partly due to historically low oil prices.

    Continued growth in Middle East exports counteracted to some degree the effect of the decline in Asian consumption that would otherwise have put further pressure on VLCC rates. The demand for transportation of Middle Ease crude to Western destinations increased in the year.

    The VLCC market in 1998 remained strong through August but weakened in the latter part of the year. The market has recovered somewhat in the early part of 1999.

    In 1998, 17 VLCCs were scrapped or converted to storage or other uses, while 13 newly built vessels were delivered. A total of 34 newbuilding contracts were signed during the year, and at year-end the orderbook included 88 VLCCs, corresponding to 20 % of the existing fleet, which then comprised 432 VLCCs. In 1999, deliveries are scheduled for 33 VLCCs followed by 41 in 2000 and 14 in 2001.

    Of the existing VLCCs, 140 will reach 25 years of age during the next three years. As discussed elsewhere in this Annual Report, when tank vessels reach 25 years they are required to be retrofitted with separate ballast tanks or loaded to hydrostatic balance, which limits cargo carrying capacity.

    Average earnings for VLCCs in the first three quarters of the year were better than in previous years. However, due to weaker earnings in the final quarter, earnings as a whole were down compared with 1997. Charter rates hit a low point of about $20,000 per day in September but subsequently recovered and were about $30,000 per day in January/February 1999.

Year Ended December 31, 1998 compared to Period
September 18, 1996 - December 31, 1997

Charterhire

    In total, charterhire earned during 1998 increased by 6.9 % to $45,039,385 from $42,138,180 for the period ending December 31, 1997, reflecting a full year of operations during 1998. Of this amount, $40,275,925 ($33,920,740 in 1997) was charterhire paid at the Base Rate. The remaining $4,763,460 ($8,217,440 in 1997) was Additional Hire. More hire was paid at the Base Rate in 1998, because the Company's Vessels were in operation for the full year, as compared to approximately 10 months in 1997, with the Vessels having been delivered on February 27, 1997. Additional Hire was higher in 1997, due to the higher market charter rates for portions of that year, which resulted in additional payments under the formula under which the Charterer is obligated to pay Additional Hire.

Operating Expenses

    Operating expenses during 1998 increased by 18.4 % to $18,434,000 from $15,564,494 in the period ending December 31, 1997. This increase in operating expenses again reflected the Company's having operated for a full year in 1998. Depreciation of the Company's Vessels increased by 18.4 % to $17,592,860 in 1998 from $14,856,193 in 1997, reflecting a full year's depreciation in 1998 as compared to approximately 10 months during 1997. The management fee paid by the Company to the Manager increased by 19 % to $750,000 in 1998 from $630,308 in 1997, reflecting a payment for the full year in 1998 as compared to a pro rata payment in 1997 from the closing of the Company's initial public offering in February, 1997. Other administrative expenses, consisting of premiums for the Company's directors' and officers' liability insurance increased by 16.9 % to $91,140 in 1998 from $77,993 in 1997, again reflecting a full year of operations. The Company does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest Income and Expense

    Interest income during 1998 decreased by 48.9 % to $888,120 from $1,737,023 in the period ending December 31, 1997. The Company received interest on deposits in the amount of $160,580 in 1998, as compared to $779,244 in 1997, when the Company had on deposit the proceeds of its initial public offering from the closing of that offering on February 12, 1997, until Delivery Date on February 27, 1997. Interest received from the Charterer (in the form of Supplemental Hire) in respect of the Amortising Loan totaled $727,540 in 1998 as compared to $957,779 in 1997.

    Interest expense increased by 13.7 % to $9,686,142 in 1998 from $8,517,664 in 1997, primarily due to the Company's paying interest on the Primary Loan for the full year in 1998. Interest relating to the Primary Loan was $8,959,859 in 1998 as compared to $7,561,055 in 1997. Interest relating to the Amortising Loan was $726,283 in 1998 as compared to $956,609 in 1997, and depreciation of the Credit Facility expense was $371,543 in 1998 as compared to $313,748 in 1997. During 1998, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

Liquidity and capital resources

    Total assets of the Company at December 31, 1998, were $428,293,722 compared to $458,067,222 at December 31, 1997.

    The difference was primarily due to a full year's depreciation of the vessels during 1998, amortization of notes receivable and lower charterhire receivable at December 31, 1998 than at December 31, 1997.

    The Company's shareholders' equity at December 31, 1998, was $292,188,066 as compared to $315,158,247 at December 31, 1997.
The decrease was due to net income for 1998 of $17,385,820 as compared to $19,479,297 in 1997 less distributions to the shareholders of $40,356,001 as compared to $21,546,000 in 1997.

    The Company's sources of capital have been the proceeds of its initial public offering and the Credit Facility and the U.K. Finance Lease. While the Manager is required to bear the Company's expenses (other than certain extraordinary expenses, insurance premiums for directors' and officers' liability and general liability insurance and principal and interest on account of the Credit Facility), the Manager has no additional obligation to make additional capital contributions to the Company. The Company has sufficient sources of income through the payment of charterhire by the Charterer during the term of the Charters to pay ordinary recurring expenses that are not borne by the Manager. However, there can be no assurance that the Company will be able to repay or refinance its borrowings when the Primary Loan becomes due, or that it will not incur extraordinary expenses. Payments of principal and interest on the Amortizing Loan are due in quarterly installments through January 15, 2000. The Supplemental Hire is in an amount equivalent to those quarterly installments.

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


                           The Company

Name                              Age   Position

Clarence Dybeck                   68    Director and Chairman
Ola Lorentzon                     49    Director; Deputy Chairman
                                          and Treasurer
Douglas C. Wolcott                67    Director
David M. White                    59    Director
Timothy Counsell                  40    Director
Jackie Armstrong                  33    Secretary

                           The Manager

Name                              Age   Position

Johannes C.J. Michel              50    Director and Chairman
Per Eriksson                      49    Director; Deputy Chairman
                                          and Treasurer
James Keyes                       35    Director
Chantal Hadall                    29    Secretary

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

    Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott served as President of Chevron Shipping Corporation until 1994. He was formerly the Chairman of the Oil Companies International Forum (OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association (MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of The American Bureau of Shipping and London & Overseas Freighters Limited. He is currently also a director of the Golden Ocean Group Limited, a tanker and dry bulk vessel owner, and the On-the-Go Software Co, a software company.

    David M. White has been a director of the Company since September 18, 1996. Mr. White was Chairman of Dan White Investment Limited which is now closed. Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

    Timothy J. Counsell has been a director of the Company since March 27, 1998. Mr. Counsell is a partner of the law firm of Appleby Spurling & Kempe, Bermudian counsel to the Company and joined the firm in 1990. Mr. Counsell is currently a director of BT Shipping Limited and alternate director of Mosvold Shipping, Bona Shipholding Ltd. and Benor Tankers Ltd.

    Jackie Armstrong has been Secretary of the Company since
October 15, 1998. Ms. Armstrong has been an associate of the law firm of Appleby Spurling & Kempe, Bermudan counsel to the Company, since 1998.

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

    James Keyes has been a director of the Manager since October
23, 1996. Mr. Keyes is a partner of the law firm of Appleby, Spurling & Kempe, Bermudan counsel to the Company and the Manager, since March 1993.

    Chantal Hadall has been Secretary of the Manager since
December 29, 1998. Mrs. Hadall has been a Corporate Administrator employed by A.S. & K. Services Ltd, an affiliate of Appleby,
Spurling & Kempe, Bermudan counsel to the Company, since 1998.

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

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

    Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 1998, the directors received from the Manager $72,000 in fees in the aggregate. No separate compensation was paid to the Company's officers. The manager expects to pay the same directors' fee for the year 1999 as was paid to directors for 1998.

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

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

    The following financial statements, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

Index to Financial Statements

                                                             Page

         Independent Auditors' Report                        F-1

         Consolidated Financial Statements:
         Consolidated Balance Sheets as of                   F-2
         December 31, 1998 and December 31, 1997

         Consolidated Statements of Operations
         for the year ended December 31, 1998 and
         for the period from September 18, 1996
         to December 31, 1997                                F-3

         Consolidated Statements of Cash Flows
         for the year ended December 31, 1998 and
         for the period from September 18, 1996
         to December 31, 1997                                F-4

         Consolidated Statements of Shareholders'
         Equity for the year ended December 31,
         1998, and for the period from September
         18, 1996 to December 31, 1997                       F-5

         Notes to Consolidated Financial Statements          F-6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited
Bermuda

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries as of December 31, 1998 and September 18, 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the period from September 18, 1996 through December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited as of December 31, 1998 and 1997 and the results of their operations and its cash flows for the year ended December 31, 1998 and for the period from September 18, 1996 through December 31, 1997 in conformity with generally accepted accounting principles in the United States of America.

Deloitte & Touche
Stockholm, Sweden
March 10, 1998

                  KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS
                        (in U.S. Dollars)

ASSETS

Current assets                    Dec 31, 1998     Dec 31, 1997

Cash                              $    315,223     $    217,374
Current installments of notes
  receivable                         6,726,152        6,726,151
Charter hire receivable             10,268,805       15,449,599
Prepaid expenses                        14,000           14,000

Total current assets                17,324,180       22,407,124

Notes receivable                     1,681,538        8,407,690
Vessels under capital lease,
  less accumulated depreciation
  of $32,449,053 and $14,856,193   407,372,491      424,965,352
Capitalized financing fees and
  expenses, less accumulated
  amortization of $685,291 and
  $313,748                           1,915,513        2,287,056

TOTAL ASSETS                      $428,293,722     $458,067,222
                                  =============    ============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accrued expenses and other
  current liabilities             $  2,300,568     $  2,377,736
Current installments of
  credit facility                    6,726,152        6,726,151

Total current liabilities            9,026,720        9,103,887

Credit facility                    127,078,936      133,805,088

Shareholders' equity

Common shares, par value $0.01 per share:
Authorized and outstanding
  17,100,000                           171,000          171,000
Additional paid-in capital                   -      314,987,247
Contributed capital surplus
  account                          292,017,066           -

Total shareholders' equity         292,188,066      315,158,247


TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY              $428,293,722     $458,067,222
                                  =============    ============


         See notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENT OF OPERATIONS
                        (in U.S. Dollars)


                                   Jan 1, 1998     Sep 18, 1996
                                - Dec 31, 1998   - Dec 31, 1997

Charter hire revenue              $ 45,039,385     $ 42,138,180

Operating expenses:
Depreciation of vessels under
  capital leases                   -17,592,860      -14,856,193
Management fee                        -750,000         -630,308
Administration expenses                -91,140          -77,993

Operating income                    26,605,385       26,573,686

Interest income                        888,120        1,737,023
Interest expense                    -9,686,142       -8,517,664
Other financial costs                 -421,543         -313,748
Net income                        $ 17,385,820     $ 19,479,297
                                  ============     ============

Earnings per common share                $1.02           $ 1.61

Weighted average number of
shares outstanding                  17,100,000       12,127,021

         See notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in U.S. Dollars)

Cash flows from                    Jan 1, 1998     Sep 18, 1996
operating activities             -Dec 31, 1998    -Dec 31, 1997

Net income                         $17,385,820      $19,479,297

Items to reconcile net income to
net cash provided by operating
  activities:
Depreciation                        17,592,860       14,856,193
Amortization of capitalized
  fees and expenses                    371,543          313,748

Changes in operating assets
  and liabilities:
Receivables                         11,906,946      -22,189,750
Accrued expenses and other
  current liabilities                  -77,167        9,103,887
Net cash provided by operating
  activities                        47,180,002       21,563,375

Cash flows from investing activities

Notes receivable from
  Shell International                        -      -15,133,841
Purchase of vessels under
  capital lease                              -     -439,821,545
Net cash used in investing
  activities                                 -     -454,955,386

Cash flows from financing activities

Loan proceeds                                -      142,975,049
Repayments of loan                  -6,726,152       -5,044,614
Net proceeds from share
  offerings                                  -      317,224,950
Redemption of original
  share capital                              -          -12,000
Distribution to shareholders       -40,356,001      -21,546,000
Net cash used in/provided by
  financing activities             -47,082,153      433,597,385



Net increase in cash and
  cash equivalents                      97,849          205,374
Cash and cash equivalents at
  beginning of period                  217,374           12,000

Cash and cash equivalents at
end of period                        $ 315,223        $ 217,374
                                     =========        =========

         See notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                        (in U.S. Dollars)


                                          Contributed
                              Additional      capital
                      Share      paid-in      surplus    Retained
                    capital      capital      account    earnings        Total

Original issue
Sept 18, 1996       $12,000            -            -           -      $12,000

Net proceeds from
share issuance     171,000$  317,053,950            -           -  317,224,950

Original share
redemption          -12,000            -            -           -      -12,000

Net income                -            -            - $19,479,297   19,479,297

Distribution to
the shareholders          -   -2,066,703            - -19,479,297  -21,546,000

Balance at
Dec 31, 1997       $171,000 $314,987,247            -          -  $315,158,247
Reallocation
share premium             - -314,987,247 $314,987,247           -            -

Net income                -            -            - $17,385,820   17,385,820

Distribution to
the shareholders                       -  -22,970,181 -17,385,820  -40,356,001

Balance at
Dec 31, 1998       $171,000   $        - $292,017,066   $       - $292,188,066
                   ===========================================================

Distributions per common share 1998 $2.36 (1997 $1.26)



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

Ownership and Management of the Company

In February, 1997, the Company offered and sold to the public 16,100,00 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 1998, ICB International owned approximately 4.7% of the outstanding Common Shares.

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

                  KNIGHTSBRIDGE TANKERS LIMITED
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

Earnings per Share - Earnings per share are based on the weighted average number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and dilutive earnings per share are the same.

Distribution to Shareholders - Distribution to shareholders is applied first to retained earnings. When retained earnings are not sufficient, distribution is applied to contributed capital surplus account.

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

Aggregate maturities of the Credit Facility subsequent to December 31, 1998 are as follows:

         1999                          $  6,726,152
         2000                          $  1,681,538
         2004                          $125,397,399

                  KNIGHTSBRIDGE TANKERS LIMITED
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

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

The Company has entered into an interest rate swap transaction with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co., so that it has effectively fixed its interest rate obligations on the Primary Loan and the Amortizing Loan at the rate of approximately 7.14% and 6.51%, respectively, per annum.

The terms of the interest rate swap transaction are as follows:

Notional amount,
  December 31, 1998        $125,397,399              $8,407,690
Trade date             February 6, 1997        February 6, 1997
Effective date        February 27, 1997       February 27, 1997
Termination date        August 27, 2004        January 15, 2000

5   Contributed capital surplus account

At the Company's General Meeting held on March 27, 1998, a resolution was taken to reallocate Additional Paid-In Capital to the Contributed Capital Surplus account.

6  Taxation

The Company is incorporated in Bermuda. Under current Bermuda law, the Company s not subject to tax on income.

                  KNIGHTSBRIDGE TANKERS LIMITED
     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

7  Related Party Transaction

On February 12, 1997, the Company entered into a management agreement with ICB under which ICB provides certain administrative, management and advisory services to the Company for an amount of $750,000 per year. The management agreement will terminate in 2012 unless earlier termination is approved.

In addition, a fee of $3.5 million was paid by the Company to ICB, in 1997, on the date of the issuance of the shares in consideration of certain of ICB's previous activities on behalf of the Company prior to the consummation of the offering.

Designation
of Exhibit in
this Form 20-F     Description of Exhibit
_______________    ______________________

1 Underwriting Agreement among Knightsbridge Tankers Limited (the "Company"), Cedarhurst Tankers LDC ("Cedarhurst"), Hewlett Tankers LDC ("Hewlett"), Inwood Tankers LDC ("Inwood"), Lawrence Tankers LDC ("Lawrence") and Woodmere Tankers LDC ("Woodmere") (each of Cedarhurst, Hewlett, Inwood, Lawrence and Woodmere a "Subsidiary" and collectively the "Subsidiaries"), Lazard Freres & Co. LLC and Goldman, Sachs & Co., as representatives for the U.S. underwriters (the "Representatives"), ICB Shipping (Bermuda) Limited (the "Manager") and ICB International Ltd. ("ICB International")**

3.1                Memorandum of Association of the Company
                   (Exhibit 3.1)*

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

3.16.5             Execution version of Irrevocable Standby
                   Letter of Credit by NAB in favor of Cedarhurst as leasee.**

3.17.1 Execution version of Reimbursement Agreement dated February 12, 1997 between Woodmere as leasee and Midland.**

3.17.2 Execution version of Reimbursement Agreement dated February 12, 1997 between Hewlett as leasee and Midland.**

3.17.3 Execution version of Reimbursement Agreement dated February 12, 1997 between Inwood as leasee and RBC.**

                   3.17.4Execution version of Reimbursement
                   Agreement dated February 12, 1997 between
                   Lawrence as leasee and NAB.**

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

                                 KNIGHTSBRIDGE TANKERS
                                   LIMITED


                                 By:  /s/Ola Lorentzon
                                 _____________________
                                 Ola Lorentzon
                                 Deputy Chairman and Treasurer



Dated:  March 12, 1999

































                               64
01655002.AG2