Form 20-F
period 1999-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2000-02-25
CIK 1029145

UNITED STATES

               SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549
                            FORM 20-F

(Mark One)

[   ]            REGISTRATION STATEMENT PURSUANT
                     TO SECTION 12(b) or (g)
             OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934
           For the fiscal year ended December 31, 1999

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

                           CEDAR HOUSE
                         41 CEDAR AVENUE
                         HAMILTON HM EX
            (Address of principal executive offices)

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

                     Yes   X       No _____

Indicate by check mark which financial statement item the Registrant has elected to follow.

                 Item 17 ______     Item 18   X

                      TABLE OF CONTENTS (1)

                                                             Page


ITEM 1 -   DESCRIPTION OF BUSINESS                              1

ITEM 2 -   DESCRIPTION OF PROPERTY                             12

ITEM 3 -   LEGAL PROCEEDINGS                                   12

ITEM 4 -   CONTROL OF REGISTRANT                               13

ITEM 5 -   NATURE OF TRADING MARKET                            13

ITEM 6 -   EXCHANGE CONTROLS AND OTHER LIMITATIONS
           AFFECTING SECURITY HOLDERS                          13

ITEM 7 -   TAXATION                                            14

ITEM 8 -   SELECTED FINANCIAL DATA                             14

ITEM 9 -   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
           FINANCIAL CONDITION AND RESULTS OF
           OPERATIONS                                          17

ITEM 10 -  DIRECTORS AND OFFICERS OF REGISTRANT                20

ITEM 11 -  COMPENSATION OF DIRECTORS AND OFFICERS              23

ITEM 13 -  INTEREST OF MANAGEMENT IN CERTAIN
           TRANSACTIONS                                        23

ITEM 18 -  FINANCIAL STATEMENTS                                23

ITEM 19 -  FINANCIAL STATEMENTS AND EXHIBITS                   24


___________________
1   Items omitted are inapplicable.

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

OWNERSHIP AND MANAGEMENT OF THE COMPANY GENERALLY

         In February, 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share (the "Common Shares"), at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"). ICB is a Swedish oil tanker owning and operating company which until December 29, 1999 was publicly traded. ICB has been a subsidiary of Frontline Ltd ("Frontline"), a Bermudan publicly traded oil tanker owning and operating company since September 23, 1999 when Frontline through purchases of shares became the indirect owner of more than 90 % of the shares and votes in ICB. As of December 31, 1999 ICB International owns approximately 4.7 % of the outstanding Common Shares. ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB, manages the business of the Company. See Item 10.

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

                             VESSEL PARTICULARS

    Length Overall                      332.0 meters
    Beam Overall                         58.0 meters
    Depth                                31.0 meters
    Draught                              22.0 meters
    Cargo Cubic                         343,000 cubic meters
    Main Engine Sulzer 7RTA84T
      (Diesel) rated at 36,000 hp.

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

THE U.K. FINANCE LEASES

         The Subsidiaries have each entered into conditional sale/leaseback arrangements (the "U.K. Finance Leases") with a subsidiary of National Westminster Bank plc, NatWest Leasing and Asset Finance Ltd. (the "U.K. Lessor") pursuant to which each Subsidiary has sold a Vessel to the U.K. Lessor under a conditional sale agreement (the "CSA") and concurrently leased its Vessel back from the U.K. Lessor for a term of 25 years. By virtue of certain benefits under United Kingdom tax laws which will be passed to the Charterer, the U.K. Finance Leases enable the Charterer to achieve a reduction in its costs of hiring and using the Vessels, without reducing the Base Hire, Additional Hire, if any, or Supplemental Hire (as these terms are defined herein) payable to the Subsidiaries. During the term of the U.K. Finance Leases, the Vessels will remain on the Company's consolidated balance sheet and each Subsidiary will retain title to the related Vessel.

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

         The Charterer has also been obligated to pay
Supplemental Hire quarterly in arrears until January 15, 2000 in fixed amounts that were calculated with reference to the swap fixed interest rate under the Credit Facility and which were equivalent to amounts due under the Amortizing Loan. Supplemental Hire therefore served the Company's business purpose of repaying the Amortizing Loan. The Charterer was obligated to pay supplemental Hire as set forth below:

         January 15, 1999...................$1,819,615
         April 15, 1999 ....................$1,789,599
         July 15, 1999......................$1,763,484
         October 15, 1999...................$1,736,769
         January 15, 2000...................$1,709,153

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

DIVIDEND POLICY

         The Company policy is to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Currently, the Company does not have any material cash expenses other than (i) a management fee of $750,000 per annum, payable to the Manager (the "Management Fee") (ii) certain directors' and officers' liability insurance premiums in the current amount of $90,000 per annum, (iii) the agent bank annual fee of $50,000 and (iv) payment of interest on the Primary Loans. Until January 15, 2000, when the Amortizing Loans were satisfied, the Company also paid interest and principal on the Amortizing Loans (which were equivalent to the amounts of Supplemental
Hire). Any lease payments under the U.K. Finance Leases are expected to be paid under the Letters of Credit or otherwise by the Charterer, and therefore are not considered cash expenses of the Company and are not expected to reduce amounts available to the Company for the payment of distributions to shareholders. Declaration and payment of any dividend is subject to the discretion of the Company's Board of Directors. The declaration and payment of distributions to shareholders is prohibited if the Company is in default under the Credit Facility or if such payment would be or is reasonably likely to result in an event of default under the Credit Facility. Any payment of distributions to shareholders by the Company in any year may also be dependent upon the adoption by the holders of a majority of the Common Shares voting at the annual meeting of shareholders of the Company of a resolution effectuating a reduction in the Company's share premium and a credit to the Company's contributed capital surplus account. The Company's shareholders adopted such a resolution at the Company's annual general meeting in March, 1998. The timing and amount of dividend payments will be dependent upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

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

         In 1999, 1998 and 1997, the Company paid the following distributions to shareholders per Common Share:

RECORD DATE               PAYMENT DATE       AMOUNT PER SHARE

1999
January 25, 1999          February 9, 1999         $0.45
April 26, 1999            May 11, 1999             $0.45
July 27, 1999             August 11, 1999          $0.45
October 26, 1999          November 10, 1999        $0.45
1998
January 26, 1998          February 10, 1998        $0.75
April 27, 1998            May 12, 1998             $0.45
July 27, 1998             August 11, 1998          $0.63
October 26, 1998          November 10, 1998        $0.53
1997
April 25, 1997            May 9, 1997              $0.17
July 25, 1997             August 11, 1997          $0.45
October 27, 1997          November 13, 1997        $0.64

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

         It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders during February of each year in order that they may make such election. For the year ended December 31, 1999, the Company mailed such tax information to its shareholders in February, 2000, along with the proxy materials for its 2000 annual general meeting.

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

ENVIRONMENTAL AND OTHER REGULATIONS

         The IMO is an agency organized in 1948 by the United Nations. Over 150 national governments are members of the IMO, whose purpose is to develop international regulations and practices affecting shipping and international trade and to encourage the adoption of standards of safety and navigation. During the last 35 years, the IMO has initiated over 700 resolutions and 30 major conventions and protocols. All IMO agreements must be ratified by the individual government constituents. Outside the United States, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended by a 1976 SDR Protocol and a 1992 Protocol (the "CLC"). Under these liability conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. In countries in which the 1969 CLC applies the limit of liability is on a sliding scale starting at US$ 1.80 per limitation ton (net ton up to a maximum of US$ 19 million). In countries in which the 1992 CLC applies the limitation is calculated as follows: US$4 million for vessels not exceeding 500 gross tons raising by US$ 568 per gross ton to US$ 80 million. The exact amount of liability is tied to a unit of account (SDR) which varies according to a basket of currencies. The right to limit liability is forfeited where the spill is caused by the owner's actual fault or privity. Vessels trading to contracting states must establish evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

UNITED STATES REGULATION

         On August 18, 1990, OPA was enacted and became effective in the United States. OPA applies to all owners, operators and bareboat charterers of vessels that trade to the United States or its territories or possessions or operate in United States waters, which include the United States territorial seas and the two hundred nautical mile exclusive economic zone of the United States. Under OPA, Responsible Parties (as defined therein) are strictly liable on a joint and several basis for discharges of oil (unless the discharge results solely from the act or omission of a third party (subject to certain statutory qualifications the effects of which have not been determined by any judicial interpretation), an act of God or an act of war) for all oil spill containment and clean-up costs and other damages arising from actual and threatened discharges of oil pertaining to their vessels in the 200 mile exclusive economic zone of the United States. These other damages include (i) natural resources damages and the costs of assessment thereof, (ii) real and personal property damages, (iii) net loss of taxes, royalties, rent, fees and other lost government revenues, (iv) lost profits or impairment of earning capacity due to property or natural resources damage, (v) net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and (vi) loss of subsistence use of natural resources. OPA limits the strict liability of Responsible Parties to the greater of $1,200 per gross ton or $10 million per tanker

(subject to possible adjustment for inflation), or approximately $188.4 million per Vessel. However, this limit does not apply if the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or gross negligence or willful misconduct by the Responsible Party or that of a person in a contractual relationship with the Responsible Party, or if the Responsible Party failed or refused to report the incident or to cooperate and assist in connection with oil removal activities. There are no limits to U.S. state law liability.

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

         Protection and Indemnity Insurance. Protection and indemnity insurance covers the legal liability of the Charterer, the Subsidiaries and, as required, their respective associated companies or managers for their shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Company expects that the Charterer will obtain coverage to the fullest extent from time to time available on normal terms from members of the International Group of P&I Associations (currently approximately $ 4.25 billion, with the exception of oil pollution liability, which has been available up to $500 million per Vessel per accident increasing to $ 1.0 billion from February 20, 2000). The Company believes that the Charterer has entered each of the Vessels into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, a Subsidiary) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

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

ITEM 4 - CONTROL OF REGISTRANT

         The Company is not directly or indirectly owned or controlled by another corporation or entity or by any foreign government. As of February 2, 2000, no person known to the Company was the beneficial owner of more than 10% of the Company's voting securities.

ITEM 5 - NATURE OF TRADING MARKET

              The following table sets forth the high and low closing prices of the Common Shares on the Nasdaq National Market for each of the quarters indicated.

                                       NASDAQ

For the quarter ended:          HIGH           LOW
         March 31, 1999         12             16 3/4
         June 30, 1999          18 7/8         16 3/4
         September 30, 1999     18 1/4         15 3/8
         December 31, 1999      16             12 7/8

         On February 2, 2000, the closing price of the Common Shares as quoted on the National Market was $12 15/16. On such date there were 17,100,000 Common Shares outstanding, 17,096,700 of which, representing 99.98% of the Common Shares outstanding, were held of record in the United States.

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

ITEM 8 - SELECTED FINANCIAL DATA

         The following consolidated balance sheet as of December 31, 1999 and 1998, and statement of operations for the year ended December 31, 1999 and 1998, have been derived from the Financial Statements of the Company which are included herein and which have been audited by Deloitte & Touche, independent auditors, whose report thereon is also included herein. The balance sheet and operating information provided should be read in conjunction with the accompanying Financial Statements and the related notes thereto, and the discussion under "Item 9 - Managements Discussion and Analysis of Financial Condition and Results of Operation" included elsewhere herein.

                   CONSOLIDATED BALANCE SHEETS
                        (in U.S. Dollars)

ASSETS

Current assets                   Dec 31, 1999     Dec 31, 1998

Cash                             $     70,695     $     315,223
Current installments of notes
  receivable                        1,681,538         6,726,152
Charter hire receivable            10,175,142        10,268,805
Prepaid expenses                       14,525            14,000

Total current assets               11,941,900        17,324,180

Notes receivable                            -         1,681,538
Vessels under capital lease,
  less accumulated depreciation
  of $50,041,913 and $32,449,054  389,779,632       407,372,491
Capitalized financing fees and
  expenses, less accumulated
  amortization of $1,056,835 and
  $685,291                          1,543,969         1,915,513

TOTAL ASSETS                     $403,265,501     $ 428,293,722
                                 =============    =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses and other
  current liabilities            $  2,206,021     $   2,300,568
Current installments of
  credit facility                   1,681,538         6,726,152

TOTAL CURRENT LIABILITIES           3,887,559         9,026,720

Credit facility                  125,397,399        127,078,936

SHAREHOLDERS' EQUITY

COMMON SHARES, PAR VALUE $0.01 PER SHARE:
Authorized and outstanding
  17,100,000                          171,000           171,000

Contributed capital surplus
  account                         273,809,543       292,017,066

TOTAL SHAREHOLDERS' EQUITY        273,980,543       292,188,066

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY             $ 403,265,501    $ 428,293,722
                                 ==============   =============

         See notes to consolidated financial statements.

              CONSOLIDATED STATEMENTS OF OPERATIONS
                        (in U.S. Dollars)

                                    JAN 1, 1999      JAN 1, 1998
                                 - DEC 31, 1999   - DEC 31, 1998

CHARTER HIRE REVENUE             $ 40,275,925     $  45,039,385

OPERATING EXPENSES:
Depreciation of vessels under
  capital leases                  -17,592,860       -17,592,860
Management fee                       -750,000          -750,000
Administration expenses               -91,022           -91,140
                                  -----------     -------------
OPERATING INCOME                   21,842,043        26,605,385

Interest income                       401,087           888,120
Interest expense                   -9,249,110        -9,686,142
Other financial costs                -421,544          -421,543
NET INCOME                       $ 12,572,476     $  17,385,820
                                 ===========      =============

Earnings per common share               $0,74             $1.02

Number of shares outstanding       17,100,000        17,100,000
                                 ============     ==============

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

    The relevant spot rates are weighted with (i) representing
50% and (ii) and (iii) each representing 25% when the spot market related rate is determined.

    The calculated spot market related rates for 1999 were

for the first quarter 1999                 $31,003
for the second quarter 1999                $18,330
for the third quarter 1999                 $17,498
for the fourth quarter 1999                $15,421

    As a consequence, charterhire was payable at the Base Rate for all quarters of 1998. The charterhire payment for the fourth quarter of 1999 was received in 2000.

THE TANKER MARKET

    According to preliminary data from industry sources which the Company has not verified, global oil demand is estimated to have been 75.5 million barrels per day in 1999, up 1.8 % from the year before, driven by the continued strong economic growth in North America and recovering Asian economies. Against this the OPEC oil producers have proven to be determined not to increase output, resulting in sharply higher oil prices.

    As Middle East OPEC producers have largely maintained their reduced quotas since April 1999, the VLCC market has been affected negatively. With non-OPEC production insufficient to satisfy the growth in demand, the oil market is largely in the hands of OPEC. An increase in OPEC production can be expected during 2000, and will result in increased demand for VLCC transport.

    35 VLCC's were sold for demolition during the year, while 31 newbuildings were delivered. 25 newbuilding contracts were signed during the year, leading the orderbook to stand at 77 vessels, about 18 % of the existing fleet. 41 of these are scheduled for delivery in 2000. Demolition activity increased sharply in the fourth quarter, as higher bunker costs together with the weak market placed older VLCC's at a disadvantage. This trend is expected to continue in 2000, as about 70 VLCC's will have reached their 25th year by the end of the year.

    VLCC earnings averaged $ 21,300 per day for modern vessels on West bound voyages from the Arabian Gulf, although the trend was declining throughout the year with fourth quarter earnings averaging only $ 15,800 per day. This was a sharp decline compared to the corresponding figures for 1998 when modern VLCCs earned $ 33,600 per day on average for the year and $ 29,800 per day in the fourth quarter.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO 1998

CHARTERHIRE

    In total, charterhire earned during 1999 decreased by 10.6 % to $40,275,925 from $45,039,385 for the period ending December 31, 1998. This amount was charterhire paid at the Base Rate. In 1998 Additional Hire of $4,763,460 was earned ($8,217,440 in
1997). Additional Hire was earned in 1998, due to the higher market charter rates for that year, which resulted in additional payments under the formula under which the Charterer is obligated to pay Additional Hire.

OPERATING EXPENSES

    Operating expenses during 1999 decreased by $118 to $18,433,882 from $18,434,000 in the period ending December 31, [5~1998. Depreciation of the Company's Vessels and the management fee paid by the Company to the Manager in 1999 was equal to 1998. Other administrative expenses, consisting of premiums for the Company's directors' and officers' liability insurance decreased by 0.1 % to $91,022 in 1999 from $91,140 in 1998. The Company does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

INTEREST INCOME AND EXPENSE

    Interest income during 1999 decreased by 54.8 % to $401,087 from $888,120 in 1998. The Company received interest on deposits in the amount of $111,434 in 1999, as compared to $160,580 in 1998. Interest received from the Charterer (in the form of Supplemental Hire) in respect of the Amortizing Loan totaled $289,653 in 1999 as compared to $727,540 in 1998.

    Interest expense decreased by 4.5 % to $9,249,110 in 1999 from $9,686,142 in 1998. Interest relating to the Primary Loan was $8,959,457 in 1999 and 1998. Interest relating to the Amortizing Loan was $289,653 in 1999 as compared to $726,283 in 1998, and depreciation of the Credit Facility expense was $371,543 in 1999 and 1998. During 1999, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

LIQUIDITY AND CAPITAL RESOURCES

    Total assets of the Company at December 31, 1999, were $403,265,501 compared to $428,293,722 at December 31, 1998.

    The difference was primarily due to depreciation of the vessels and amortization of notes receivable.

    The Company's shareholders' equity at December 31, 1999, was $273,980,543 as compared to $292,188,066 at December 31, 1998.
The decrease was due to net income for 1999 of $12,572,476 as compared to $17,385,820 in 1998 less distributions to the shareholders of $30,780,000 as compared to $40,356,001 in 1998.

    The Company's sources of capital have been the proceeds of its initial public offering and the Credit Facility and the U.K. Finance Lease. While the Manager is required to bear the Company's expenses (other than certain extraordinary expenses, insurance premiums for directors' and officers' liability and general liability insurance and principal and interest on account of the Credit Facility), the Manager has no additional obligation to make additional capital contributions to the Company. The Company has sufficient sources of income through the payment of charterhire by the Charterer during the term of the Charters to pay ordinary recurring expenses that are not borne by the Manager. However, there can be no assurance that the Company will be able to repay or refinance its borrowings when the Primary Loan becomes due, or that it will not incur extraordinary expenses. Payments of principal and interest on the Amortizing Loan were due in quarterly installments through January 15, 2000. The Supplemental Hire was in an amount equivalent to those quarterly installments.

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

                           THE COMPANY

NAME                         AGE     POSITION

Clarence Dybeck              69      Director and Chairman
Ola Lorentzon                50      Director; Deputy Chairman
                                       and Treasurer
Douglas C. Wolcott           68      Director
David M. White               60      Director
Timothy Counsell             41      Director
Chantal Hadall               30      Secretary

                           THE MANAGER

NAME                         AGE     POSITION

Johannes C.J. Michel         51      Director and Chairman
Per Eriksson                 50      Director; Deputy Chairman
                                       and Treasurer
Timothy Counsell             41      Director
Chantal Hadall               30      Secretary

Certain biographical information with respect to each director and executive officer of the Company and the Manager is set forth below.

Clarence Dybeck has been Chairman and a director of the Company since September 18, 1996. Mr. Dybeck has also served as Chairman of the Board and as a director of ICB from 1988 and 1986 respectively until 1999. Mr. Dybeck has also been Chairman of Stockholm Chartering AB since 1990, of Arvak Ltd from 1997 until 1999 and of Acol Tankers Ltd since 1999. Mr. Dybeck has been involved in the commercial shipping industry since 1956.

Ola Lorentzon has been Deputy Chairman, Treasurer and a director of the Company since September 18, 1996. Mr. Lorentzon has also been a director and President of ICB since 1987. During 1999 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott served as President of Chevron Shipping Corporation until 1994. He was formerly the Chairman of the Oil Companies International Forum (OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association (MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of The American Bureau of Shipping and London & Overseas Freighters Limited. He is currently a director of the On-the-Go Software Co, a software company.

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

Timothy J. Counsell has been a director of the Company since March 27, 1998 and a director of the Manager since May 14, 1999. Mr. Counsell is a partner of the law firm of Appleby Spurling & Kempe, Bermudian counsel to the Company and joined the firm in 1990. Mr. Counsell is currently a director of BT Shipping Limited and of Benor Tankers Ltd, alternate director of Bona Shipholding Ltd and Resident Representative of Mosvold Shipping.

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

Chantal Hadall has been Secretary of the Manager since December 29, 1998 and Secretary of the Company since 15 July 1999. Mrs. Hadall has been a Corporate Administrator employed by A.S. & K. Services Ltd, an affiliate of Appleby, Spurling & Kempe, Bermudan counsel to the Company, since 1998.

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

ITEM 11 - COMPENSATION OF DIRECTORS AND OFFICERS

Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 1999, the directors received from the Manager $72,000 in fees in the aggregate. No separate compensation was paid to the Company's officers. The manager expects to pay the same directors' fee for the year 2000 as was paid to directors for 1999.

ITEM 12 - OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR
SUBSIDIARIES

Not Applicable.

ITEM 13 - INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

Mr. Dybeck was, until 18 October 1999, Chairman of ICB and Mr.
Lorentzon is Chief Executive Officer of ICB, which is the indirect parent of the Manager.

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

ITEM 19 - FINANCIAL STATEMENTS AND EXHIBITS

Financial Statements

         The following financial statements, together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

         Index to Financial Statements

                                                             Page

         Independent Auditors' Report                         F-1

         Consolidated Financial Statements:                   F-2
         Consolidated Balance Sheets as of
         December 31, 1999 and December 31, 1998

         Consolidated Statements of Operations                F-3
         for the years ended December 31, 1999 and
         1998

         Consolidated Statements of Cash Flows                F-4
         for the years ended December 31, 1999 and
         1998

         Consolidated Statements of Shareholders'             F-5
         Equity for the years ended December 31, 1999
         and 1998

         Notes to Consolidated Financial Statements           F-6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited
Bermuda

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended December 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited as of December 31, 1999 and 1998 and the results of their operations and their cash flows for the year ended December 31, 1999 and 1998 in conformity with generally accepted accounting principles in the United States of America.



Deloitte & Touche
Stockholm, Sweden
February 16, 2000

                  KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS
                        (in U.S. Dollars)

ASSETS

CURRENT ASSETS               DEC 31, 1999          DEC 31, 1998

Cash                         $        70,695      $     315,223
Current installments
  of notes receivable              1,681,538          6,726,152
Charter hire receivable           10,175,142         10,268,805
Prepaid expenses                      14,525             14,000
                              --------------      -------------

TOTAL CURRENT ASSETS              11,941,900         17,324,180

Notes receivable                           -          1,681,538
Vessels under capital lease,
  less accumulated
  depreciation
  of $50,041,913
  and $32,449,054                389,779,632        407,372,491
Capitalized financing fees and
  expenses, less accumulated
  amortization of $1,056,835 and
  $685,291                        1,543,969           1,915,513
                              --------------      -------------
TOTAL ASSETS                 $   403,265,501      $ 428,293,722
                             ===============      =============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses and other
current liabilities          $     2,206,021      $   2,300,568
Current installments of
  credit facility                  1,681,538          6,726,152
                              --------------      -------------
TOTAL CURRENT LIABILITIES          3,887,539          9,026,720

Credit facility                  125,397,399        127,078,936

SHAREHOLDERS' EQUITY

COMMON SHARES, PAR VALUE $0.01 PER SHARE:
Authorized and outstanding

  17,100,000                         171,000            171,000

Contributed capital surplus
  account                        273,809,543        292,017,066
                              --------------      -------------
TOTAL SHAREHOLDERS' EQUITY       273,980,543        292,188,066

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY         $   403,265,501      $ 428,293,722
                             ===============      =============

         See notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF OPERATIONS
                        (in U.S. Dollars)


                                JAN 1, 1999           JAN 1, 1998
                             - DEC 31, 1999        - DEC 31, 1998

CHARTER HIRE REVENUE         $    40,275,925      $  45,039,385

OPERATING EXPENSES:
Depreciation of vessels
  under capital leases           -17,592,860        -17,592,860

Management fee                      -750,000           -750,000
Administration expenses              -91,022            -91,140
                              --------------      -------------
OPERATING INCOME                 21,842,043          26,605,385

Interest income                      401,087            888,120
Interest expense                 -9,249,110          -9,686,142
Other financial costs               -421,544           -421,543
                              --------------      -------------
NET INCOME                   $    12,572,476      $  17,385,820
                             ===============      =============

Earnings per common share              $0.74              $1.02

Number of shares outstanding      17,100,000         17,100,000
                             ===============      =============

         See notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
              CONSOLIDATED STATEMENTS OF CASH FLOWS
                        (in U.S. Dollars)

CASH FLOWS FROM                  JAN 1, 1999        JAN 1, 1998
OPERATING ACTIVITIES         - DEC 31, 1999       -DEC 31, 1998

Net income                   $    12,572,476      $  17,385,820

ITEMS TO RECONCILE NET INCOME TO
NET CASH PROVIDED BY OPERATING
  ACTIVITIES:
Depreciation                      17,592,860         17,592,860
Amortization of capitalized
  fees and expenses                  371,543            371,543

CHANGES IN OPERATING ASSETS
  AND LIABILITIES:
Receivables                        6,819,292         11,906,946
Accrued expenses and other
  current liabilities                -94,547            -77,167
                              --------------      -------------

NET CASH PROVIDED BY OPERATING
  ACTIVITIES                      37,261,624         47,180,002

CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of loan                -6,726,152         -6,726,152
Distribution to shareholders     -30,780,000        -40,356,001
                              --------------      -------------

NET CASH USED IN FINANCING
  ACTIVITIES                     -37,506,152        -47,082,153

Net increase in cash and
  cash equivalents                  -244,528             97,849
Cash and cash equivalents at
  beginning of period                315,223            217,374
                              --------------      -------------
CASH AND CASH EQUIVALENTS AT
END OF PERIOD                $        70,695      $     315,223
                              ==============      =============

         See notes to consolidated financial statements.

                               KNIGHTSBRIDGE TANKERS LIMITED
                      CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                     (in U.S. Dollars)

                                                CONTRIBUTED
                                 ADDITIONAL     CAPITAL
                   SHARE         PAID-IN        SURPLUS          RETAINED
                   CAPITAL       CAPITAL        ACCOUNT          EARNINGS      TOTAL

BALANCE AT
Dec 31, 1997      $171,000     $314,987,247              -              -      $315,158,247

Reallocation
share premium            -     -314,987,247   $314,987,247              -                 -

Net income               -                -              -    $17,385,820        17,385,820

Distribution to
the shareholders         -                -    -22,970,181    -17,385,820       -40,356,001
             --------------------------------------------------------------------------
BALANCE AT
Dec 31, 1998      $171,000                -   $292,017,066              -      $292,188,066

Net income               -                -              -    $12,572,476        12,572,476

Distribution to
the shareholders         -                -    -18,207,523    -12,572,476       -30,779,999
             --------------------------------------------------------------------------
Balance at
Dec 31, 1999      $171,000             $  -   $273,809,543           $  -      $273,980,543
             ==========================================================================

Distributions per common share 1999 $1.80 (1998 $2.36)

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

OWNERSHIP AND MANAGEMENT OF THE COMPANY

In February, 1997, the Company offered and sold to the public 16,100,00 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 19989, ICB International owned approximately 4.7% of the outstanding Common Shares.

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

Earnings per Share - Earnings per share are based on the number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and dilutive earnings per share are the same.

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

Aggregate maturities of the Credit Facility subsequent to December 31, 1999 are as follows:

         2000                  $  1,681,538
         2004                  $125,397,399

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

The terms of the interest rate swap transaction are as follows:

Notional amount,
  December 31, 1999      $125,397,399         $1,681,538
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

     3.2     Bye-Laws of the Company (Exhibit 3.2)*

   3.2.1     Execution version of Bareboat Charter dated
             February 12, 1997 between Woodmere and Shell
             International Petroleum Company Limited ("SIPC") relating to the M.T. Myrina.

   3.2.2     Execution version of Bareboat Charter dated
             February 12, 1997 between Hewlett and SIPC relating to the M.T. Megara.

   3.2.3     Execution version of Bareboat Charter dated
             February 12, 1997 between Inwood and SIPC relating to the M.T. Murex.

   3.2.4     Execution version of Bareboat Charter dated
             February 12, 1997 between Lawrence and SIPC relating to the M.T. Macoma.

   3.2.5     Execution version of Bareboat Charter dated
             February 12, 1997 between Cedarhurst and SIPC relating to the M.T. Magdala.

   3.3.1     Execution version of Charter Guaranty dated
             February 12, 1997 made by Shell Petroleum N.V.
             ("SPNV") and The Shell Petroleum Company Limited
             ("SPCo") (collectively the "Guarantors") in favor of Woodmere relating to the M.T. Myrina.

   3.3.2     Execution version of Charter Guaranty dated
             February 12, 1997 made by the Guarantors in favor of Hewlett relating to the M.T. Megara.

   3.3.3     Execution version of Charter Guaranty dated
             February 12, 1997 made by the Guarantors in favor of Inwood relating to the M.T. Murex.

   3.3.4     Execution version of Charter Guaranty dated
             February 12, 1997 made by the Guarantors in favor of Lawrence relating to the M.T. Macoma.

   3.3.5     Execution version of Charter Guaranty dated
             February 12, 1997 made by the Guarantors in favor of Cedarhurst relating to the M.T. Magdala.

   3.3.6     Execution version of Pooling Agreement dated
             February 27, 1997 among the Subsidiaries as owners, and Shell International Trading and Shipping Company
             Limited on behalf of SIPC (collectively the "Charterers") relating to the fleet spares.

     3.4     Execution version of Charter Guaranty dated
             February 12, 1997 made by the Guarantors in favor of the Company.

     3.5     Execution version of Management Agreement dated
             February 12, 1997 between the Manager and the Company (incorporated by reference from Exhibit 10.5 of the Registration Statement).

   3.6.1 Memorandum of Agreement dated October 24, 1996 among Ocala Shipping Limited ("Ocala"), the Charterers and Shell Tankers (UK) Limited ("STUK"), as buyer, relating to the M.T. Myrina (incorporated by reference from Exhibit 10.6 of the Registration Statement).

   3.6.2 Memorandum of Agreement dated October 24, 1996 among Kerbela Shipping Corp. ("Kerbela") the Charterers and STUK relating to the M.T. Megara (incorporated by reference from Exhibit 10.7 of the Registration Statement).

   3.6.3 Memorandum of Agreement dated October 24, 1996 among Trevose Shipping Corp. ("Trevose"), the Charterers and STUK relating to the M.T. Murex (incorporated by reference from Exhibit 10.8 of the Registration Statement).

   3.6.4 Memorandum of Agreement dated October 24, 1996 among Tourmaline Shipping Limited ("Tourmaline"), the Charterers and STUK relating to the M.T. Macoma (incorporated by reference from Exhibit 10.9 of the Registration Statement).

   3.6.5 Memorandum of Agreement dated October 24, 1996 among Fluid Navigation Ltd. ("Fluid"), the Charterers and STUK relating to the M.T. Magdala (incorporated by reference from Exhibit 10.10 of the Registration Statement).

   3.7.1 Assignment Agreement dated November 25, 1996 from STUK and Shell International Trading & Shipping Company Limited to the Company and the Subsidiaries relating to the relevant Memorandum of Agreement (incorporated by reference from Exhibit 10.11 of the Registration Statement).

   3.7.2     Assignment of Rights dated February 27, 1997 between
             Ocala as seller and Woodmere as buyer relating to the M.T. Myrina.

   3.7.3     Assignment of Rights dated February 27, 1997 between
             Kerbela as seller and Hewlett as buyer regarding the M.T. Megara.

   3.7.4     Assignment of Rights dated February 27, 1997 between
             Trevose as seller and Inwood as buyer regarding the M.T. Murex.

   3.7.5     Assignment of Rights dated February 27, 1997 between
             Tourmalene as seller and Lawrence as buyer regarding the M.T. Macoma.

   3.7.6     Assignment of Rights dated February 27, 1997 between
             Fluid as seller and Cedarhurst as buyer regarding the M.T. Magdala.

   3.8.1     Execution version of Letter Agreement dated
             February 6, 1997 among the Company, SIPC, ICB
             International, the Subsidiaries and the Manager
             (incorporated by reference from Exhibit 10.12.1 of the Registration Statement).

   3.8.2     Execution version of Letter Agreement dated
             February 6, 1997 among the Company, the Manager, ICB
             International, SIPC and the Guarantors (incorporated by reference from Exhibit 10.12.2 of the Registration Statement).

     3.9 U.K. Finance Lease Transaction Offer Letter dated November 12, 1996 made by National Westminster Bank Plc in favor of the Company and SIPC (incorporated by reference from Exhibit 10.13 of the Registration Statement).

  3.10.1 Conditional Sale Agreement dated November 25, 1996 between NatWest Leasing (GB) Limited ("NLL") and Woodmere relating to the M.T. Myrina (incorporated by reference from Exhibit 10.14 of the Registration Statement).

  3.10.2 Conditional Sale Agreement dated November 25, 1996 between NLL and Hewlett relating to the M.T. Megara
             (incorporated by reference from Exhibit 10.15 of the Registration Statement).

  3.10.3 Conditional Sale Agreement dated November 25, 1996 between NLL and Inwood relating to the M.T. Murex
             (incorporated by reference from Exhibit 10.16 of the Registration Statement).

  3.10.4 Conditional Sale Agreement dated November 25, 1996 between NLL and Lawrence relating to the M.T. Macoma
             (incorporated by reference from Exhibit 10.17 of the Registration Statement).

  3.10.5 Conditional Sale Agreement dated November 25, 1996 between NLL and Cedarhurst relating to the M.T.
             Magdala (incorporated by reference from
             Exhibit 10.18 of the Registration Statement).

  3.11.1 Execution version of Charterparty by way of Demise dated February 12, 1997 between NLL as lessor and Woodmere as leasee relating to the M.T. Myrina.

  3.11.2 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Hewlett as leasee relating to the M.T. Megara.

  3.11.3 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Inwood as leasee relating to the M.T. Murex.

3.11.3(a)    Amendment Agreement to the Charterparty by Way of
             Demise dated February 27, 1997 among NLL, Inwood and
             SIPC.

  3.11.4 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Lawrence as leasee relating to the M.T. Macoma.

  3.11.5 Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Cedarhurst as leasee relating to the M.T. Magdala.

  3.12.1     Execution version of Direct Support Agreement dated
             February 12, 1997 among NLL as lessor, SIPC and
             Woodmere as leasee.

  3.12.2     Execution version of Direct Support Agreement dated
             February 12, 1997 among NLL as lessor, SIPC and
             Hewlett as leasee.

  3.12.3     Execution version of Direct Support Agreement dated
             February 12, 1997 among NLL as lessor, SIPC and
             Inwood as leasee.

  3.12.4     Execution version of Direct Support Agreement dated
             February 12, 1997 among NLL as lessor, SIPC and
             Lawrence as leasee.

  3.12.5     Execution version of Direct Support Agreement dated
             February 12, 1997 among NLL as lessor, SIPC and
             Cedarhurst as leasee.

    3.13     Execution version of Lessor Direct Agreement dated
             February 12, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and GSI.

 3.13(a) Amendment Agreement to the Lessor Direct Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and Royal Bank of Scotland Plc ("RBS") as agent.

  3.14.1 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Woodmere as chargee.

  3.14.2 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Hewlett as chargee.

  3.14.3 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Inwood as chargee.

  3.14.4 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Lawrence as chargee.

  3.14.5 Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Cedarhurst as chargee.

  3.15.1     Execution version of Deposit Agreement and Deposit
             Charge dated February 12, 1997 between Woodmere as leasee and Midland Bank PLC as a letter of credit issuing bank ("Midland").

  3.15.2     Execution version of Deposit Agreement and Deposit
             Charge dated February 12, 1997 between Hewlett as leasee and Midland.

  3.15.3     Execution version of Deposit Agreement and Deposit
             Charge dated February 12, 1997 between Inwood as leasee and Royal Bank of Canada Europe Limited as a letter of credit issuing bank ("RBC").

  3.15.4     Execution version of Deposit Agreement and Deposit
             Charge dated February 12, 1997 between Lawrence as leasee and National Australia Bank Limited as a letter of credit issuing bank ("NAB").

  3.15.5     Execution version of Deposit Agreement and Deposit
             Charge dated February 12, 1997 between Cedarhurst as leasee and NAB.

  3.16.1     Execution version of Irrevocable Standby Letter of
             Credit by Midland in favor of Woodmere as leasee.

  3.16.2     Execution version of Irrevocable Standby Letter of
             Credit by Midland in favor of Hewlett as leasee.

  3.16.3     Execution version of Irrevocable Standby Letter of
             Credit by RBC in favor of Inwood as leasee.

  3.16.4     Execution version of Irrevocable Standby Letter of
             Credit by NAB in favor of Lawrence as leasee.

  3.16.5     Execution version of Irrevocable Standby Letter of
             Credit by NAB in favor of Cedarhurst as leasee.

  3.17.1     Execution version of Reimbursement Agreement dated
             February 12, 1997 between Woodmere as leasee and Midland.

  3.17.2     Execution version of Reimbursement Agreement dated
             February 12, 1997 between Hewlett as leasee and Midland.

  3.17.3     Execution version of Reimbursement Agreement dated
             February 12, 1997 between Inwood as leasee and RBC.

  3.17.4     Execution version of Reimbursement Agreement dated
             February 12, 1997 between Lawrence as leasee and NAB.

  3.17.5     Execution version of Reimbursement Agreement dated
             February 12, 1997 between Cedarhurst as leasee and NAB.

  3.18.1 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Woodmere as lessee.

  3.18.2 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Hewlett as lessee.

  3.18.3 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and RBC relating to Inwood as lessee.

  3.18.4 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Lawrence as lessee.

  3.18.5 Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Cedarhurst as lessee.

    3.19 Execution version of Term Loan Facility Agreement dated February 6, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and as agent, Goldman Sachs Capital Partners L.P. as bank ("GSCP") and Goldman Sachs Capital Markets L.P. as swap counterparty ("GSCM").

 3.19(a) Amendment Agreement to Term Loan Facility Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and retiring agent, Goldman Sachs
             International Bank as bank ("GSIB"), GSCM as swap counterparty and RBS as successor agent.

 3.19(b) Side Letter to the Term Loan Facility Agreement dated February 27, 1997 among the Company, the Subsidiaries, SIPC, NLL and GSI.

  3.20.1     Vessel Mortgage dated February 27, 1997 granted by
             Woodmere in favor of GSI relating to the M.T.
             Myrina.

  3.20.2     Vessel Mortgage dated February 27, 1997 granted by
             Hewlett in favor of GSI relating to the M.T. Megara.

  3.20.3     Vessel Mortgage dated February 27, 1997 granted by
             Inwood in favor of GSI relating to the M.T. Murex.

  3.20.4     Vessel Mortgage dated February 27, 1997 granted by
             Lawrence in favor of GSI relating to the M.T.
             Macoma.

  3.20.5     Vessel Mortgage dated February 27, 1997 granted by
             Cedarhurst in favor of GSI relating to the M.T.
             Magdala.

  3.21.1     Execution version of Floating Charge dated
             February 12, 1997 between Woodmere as chargor and GSI as agent.

  3.21.2     Execution version of Floating Charge dated
             February 12, 1997 between Hewlett as chargor and GSI as agent.

  3.21.3     Execution version of Floating Charge dated
             February 12, 1997 between Inwood as chargor and GSI as agent.

  3.21.4     Execution version of Floating Charge dated
             February 12, 1997 between Lawrence as chargor and GSI as agent.

  3.21.5     Execution version of Floating Charge dated
             February 12, 1997 between Cedarhurst as chargor and GSI as agent.

    3.22     Execution version of Floating Charge dated
             February 12, 1997 between the Company as chargor and GSI as agent.

    3.23     Execution version of Mortgage of Shares dated
             February 12, 1997 between the Company as chargor and GSI as agent.

    3.24     Execution version of Borrower Assignment dated
             February 12, 1997 between the Company as assignor and GSI as agent.

  3.25.1     Execution version of Guarantor (Subsidiary)
             Assignment dated February 12, 1997 between Woodmere as assignor and GSI as agent.

  3.25.2     Execution version of Guarantor (Subsidiary)
             Assignment dated February 12, 1997 between Hewlett as assignor and GSI as agent.

  3.25.3     Execution version of Guarantor (Subsidiary)
             Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.

  3.25.4     Execution version of Guarantor (Subsidiary)
             Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.

  3.25.5     Execution version of Guarantor (Subsidiary)
             Assignment dated February 12, 1997 between
             Cedarhurst as assignor and GSI as agent.

    3.26     Execution version of ISDA Master Agreement dated
             February 6, 1997 between GSCM and the Company.

    3.27 Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.

 3.27(a) Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.

 3.27(b) Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.

    3.28 Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.

    3.29 Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.

    3.30     Execution version of Share Purchase Agreement dated
             February 12, 1997 between the Company and ICB
             International (incorporated by reference from
             Exhibit 10.37 of the Company's Registration
             Statement on Form F-1, filed December 13, 1996 (File
             No. 333-6170).

________________
* Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December
    13, 1996 (File No. 333-6170)
** Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No.
    0-29106)

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

                                  KNIGHTSBRIDGE TANKERS LIMITED



                                  By:  /s/Ola Lorentzon
                                       _____________________
                                       Ola Lorentzon
                                       Deputy Chairman
                                         and Treasurer

Dated:  February 17, 2000


































                               20
01655002.AH2