Form 20-F
period 2000-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2001-05-25
CIK 1029145

                          UNITED STATES
                 SECURITIES EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 20-F

(Mark One)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                OF THE SECURITIES EXCHANGE ACT OF 1934

                               OR

[X]      ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
             OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended  December 31, 2000
                           -----------------------

                               OR

[ ]      TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________________

Commission file number    0-29106
                          _______________________________________

                  KNIGHTSBRIDGE TANKERS LIMITED
-----------------------------------------------------------------
     (Exact name of Registrant as specified in its charter)

                  Knightsbridge Tankers Limited
-----------------------------------------------------------------
         (Translation of Registrant's name into English)

                       ISLANDS OF BERMUDA
-----------------------------------------------------------------
         (Jurisdiction of incorporation or organisation)

    MERCURY HOUSE, 101 FRONT STREET, HAMILTON, HM 12, BERMUDA
-----------------------------------------------------------------
            (Address of principal executive offices)

Securities registered or to be registered pursuant to section
12(b) of the Act.

    Title of each class                   Name of each exchange
                                          on which registered
         None
-------------------------                 ----------------------

Securities registered or to be registered pursuant to section
12(g) of the Act.

                 Common Shares,  $0.01 Par Value
----------------------------------------------------------------
                        (Title of class)

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act.

                              None
----------------------------------------------------------------
                        (Title of class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

            17,100,000 Common Shares, $0.01 Par Value
----------------------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

         Yes  X                  No
              ----------            ---------

Indicate by check mark which financial statement item the registrant has elected to follow.

         Item 17                 Item 18   X
                 --------                  --------

                        TABLE OF CONTENTS

                                                             PAGE
PART I

Item 1.   Identity of Directors, Senior
          Management and Advisors..........................     7

Item 2.   Offer Statistics and Expected
          Timetable........................................     7

Item 3.   Key Information..................................     7

Item 4.   Information on the Company.......................    15

Item 5.   Operating and Financial Review
          and Prospects....................................    37

Item 6.   Directors, Senior Management
          and Employees....................................    43

Item 7.   Major Shareholders and Related
          Party Transactions...............................    48

Item 8.   Financial Information............................    49

Item 9.   The Offer and Listing............................    52

Item 10.  Additional Information...........................    53

Item 11.  Quantitative and Qualitative
          Disclosures about Market Risk....................    56

Item 12.  Description of Securities Other
          Than Equity Securities...........................    57

PART II

Item 13.  Defaults, Dividend Arrearages
          and Delinquencies................................    56

Item 14.  Material Modifications to the
          Rights of Security Holders and
          Use of Proceeds..................................    57

Item 15.  Reserved.........................................    57

Item 16.  Reserved.........................................    57

PART III

Item 17.  Financial Statements.............................    57

Item 18.  Financial Statements.............................    57

Item 19.  Exhibits.........................................

    CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

         Knightsbridge Tankers Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "except," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

         The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

         In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge Tanker Limited with the Securities and Exchange Commission.

                             PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.  KEY INFORMATION

A. SELECTED FINANCIAL DATA

         The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries (the "Company") with respect to the fiscal years ended December 31, 2000, 1999 and 1998 and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2000 and 1999 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal period ended December 31, 1997 and the selected consolidated balance sheet data with respect to the fiscal year ended December 31, 1998 and the fiscal period ended December 31, 1997 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                  Fiscal Year                  Fiscal Period
                                     Ended                         Ended
                                  December 31                   December 31
                         _________________________________    _______________
                            2000         1999         1998          1997

(in US$, except share data)

INCOME STATEMENT DATA:
Charter hire
  revenues              $76,335,975   $40,275,925   $45,039,385   $42,138,180
Net operating income    $57,935,758   $21,842,043   $26,605,385   $26,573,686
Net income              $48,723,745   $12,572,476   $17,385,820   $19,479,297
Earnings per share
 - basic and diluted          $2.85         $0.74         $1.02         $1.61
Cash dividends per share      $2.66         $1.80         $2.36         $1.26

BALANCE SHEET DATA
  (at end of period):
Cash                       $247,370       $70,695      $315,223      $217,374
Vessels under capital
  lease, net           $372,186,772  $389,779,632  $407,372,491  $424,965,352
Total assets           $404,739,841  $403,265,501  $428,293,722  $458,067,222
Long-term debt
  (including current
  portion)             $125,397,399  $127,078,937  $133,805,088  $140,531,239
Stockholders' equity   $277,218,288  $273,980,543  $292,188,066  $315,158,247
Common Shares              $171,000      $171,000      $171,000      $171,000
Common shares
  outstanding            17,100,000    17,100,000    17,100,000    17,100,000


B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

Industry Specific Risk Factors

THE CYCLICAL NATURE OF THE TANKER INDUSTRY MAY LEAD TO VOLATILE
CHANGES IN CHARTER RATES WHICH MAY ADVERSELY AFFECT OUR EARNINGS

         If the tanker industry, which has been cyclical, is depressed in the future when our vessels' charters expire or when we want to sell a vessel, our earnings and available cash flow may decrease. Our ability to recharter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

         The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

         -    demand for oil and oil products;

         -    global and regional economic conditions;

         - the distance oil and oil products are to be moved by sea; and

         - changes in seaborne and other transportation patterns

         The factors that influence the supply of tanker capacity include:

         -    the number of newbuilding deliveries;

         -    the scrapping rate of older vessels; and

         -    the number of vessels that are out of service.

         Our vessels are currently operated under bareboat charters to Shell International Petroleum Company Limited. We receive a set minimum base rate charter hire and variable additional hire under these bareboat charters. The amount of additional hire is determined quarterly with reference to three round-trip traditional trade routes and therefore is subject to variation depending on general tanker market conditions. We cannot assure you that we will receive additional hire for any quarter.

ANY DECREASE IN SHIPMENTS OF CRUDE OIL FROM THE ARABIAN GULF MAY
ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE

         The demand for our very large crude carrier, or VLCC, oil tankers derives primarily from demand for Arabian Gulf crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn.

         Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance at any time after the expiration or termination of our current charters with Shell International (or earlier if a decrease adversely affects VLCC charterhire rates for shipments from the Arabian Gulf.) Among the factors which could lead to such a decrease are:

         -    increased crude oil production from non-Arabian
              Gulf areas;

         - increased refining capacity in the Arabian Gulf area;

         - increased use of existing and future crude oil pipelines in the Arabian Gulf area;

         - a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

         - armed conflict in the Arabian Gulf and political or other factors; and

         - the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

THE VALUE OF OUR VESSELS MAY FLUCTUATE AND ALSO DEPENDS ON
WHETHER SHELL INTERNATIONAL RENEWS ITS CHARTERS WHICH COULD
RESULT IN A LOWER SHARE PRICE

         Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the termination of their charters or earlier at the time of their sale. It is very possible that the value of our vessels could be well below both their implied value based on the trading price for our shares and their present market value without the Shell International charters. While the trading price for our shares depends on many factors, the failure of Shell International to renew the charters could result in a lower market price for our shares. Based on the closing price of $26.48 for our common shares on April 12, 2001, taking into account our total indebtedness of $125.4 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels with the Shell International charter was $115.6 million. The market value of a similar vessel, without charter, may be significantly lower than the implied value of our vessels.

Company Specific Risk Factors

BECAUSE OUR CHARTERS MAY EXPIRE IN 2004, WE MAY INCUR ADDITIONAL
EXPENSES AND NOT BE ABLE TO RECHARTER OUR VESSELS PROFITABLY

         Each of our charters with Shell International expires approximately seven years after the date of delivery of each vessel to us, which could be as early as February 2004, unless extended at the option of the charterer for an additional period of approximately seven years, on eight months' prior written notice. The charterer has the sole discretion to exercise that option under one or more of the charters. The charterer will not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise the extension option, and the charterer's decision may be contrary to our interests or those of our shareholders.

         We cannot predict at this time any of the factors that the charterer will consider in deciding whether to exercise any of its extension options under the charters. It is likely, however, that the charterer would consider a variety of factors, which may include whether a vessel is surplus or suitable to the charterer's requirements and whether competitive charterhire rates are available to the charterer in the open market at that time.

         In the event Shell International does not extend our current charters, we will present to our shareholders a recommendation by our Board of Directors as to whether it believes that the sale of our vessels is in our shareholders' best interests or whether an alternative plan, such as attempting to arrange a replacement charter, might be of greater benefit to us. Replacement charters may include shorter term time charters and employing the vessels on the spot charter market (which is subject to greater fluctuation than the time charter market).
Any replacement charters may bring us lower charter rates and would likely require us to incur greater expenses which may reduce the amounts available, if any, to pay distributions to shareholders.

WE OPERATE IN THE HIGHLY COMPETITIVE INTERNATIONAL TANKER MARKET
WHICH COULD AFFECT OUR POSITION IF SHELL INTERNATIONAL DOES NOT
RENEW OUR CHARTERS

         The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. During the term of our existing charters with Shell International we are not exposed to the risk associated with this competition. In the event that Shell International does not renew the charters in 2004, we will have to compete with other tanker owners, including major oil companies as well as independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tankers.

COMPLIANCE WITH ENVIRONMENTAL LAWS OR REGULATIONS MAY ADVERSELY
AFFECT OUR EARNINGS AND FINANCIAL CONDITIONS IF SHELL
INTERNATIONAL DOES NOT RENEW ITS CHARTERS

         Regulations in the various states and other jurisdictions in which our vessels trade affect our business. Extensive and changing environmental laws and other regulations, compliance with which may entail significant expenses, including expenses for ship modifications and changes in operating procedures, affect the operation of our vessels. Although Shell International is responsible for all operational matters and bears all these expenses during the term of our current charters, these expenses could have an adverse effect on our business operations at any time after the expiration or termination of a charter or in the event Shell International fails to make a necessary payment.

WE MAY NOT HAVE ADEQUATE INSURANCE IN THE EVENT EXISTING CHARTERS
ARE NOT RENEWED

         There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. Under the existing charters, Shell International bears all risks associated with the operation of our vessels including any total loss of one or more vessels. However, we cannot assure investors that we will adequately insure against all risks in the event our existing charters are not renewed at the expiration of their terms. We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future and the insurers may not pay particular claims.

WE ARE HIGHLY DEPENDENT ON SHELL INTERNATIONAL AND ITS GUARANTORS

         We are highly dependent on the due performance by Shell International of its obligations under the charters and by its guarantors, Shell Petroleum N.V. and The Shell Petroleum Company Limited, of their obligations under their respective guarantees. Any failure by Shell International or the guarantors to perform their obligations could result in enforcement by our lenders of their rights including foreclosing on the mortgages over the vessels and the outstanding capital stock of our subsidiaries, all of which are pledged to the lenders, and all of the subsidiaries' rights in the charters, and the consequent forfeiture of our vessels. Our shareholders do not have any recourse against Shell International or its guarantors.

         Our ability to recharter or sell the vessels if Shell International and its guarantors default would be subject to the rights of the lenders and the rights of the lessor under finance leases to which we are a party for our vessels. In addition, if Shell International were to default on its obligations under a charter or not exercise its charter extension option, we may be required to change the flagging or registration of the related vessel and may incur additional costs, including maintenance and crew costs.

INCURRENCE OF EXPENSES OR LIABILITIES MAY REDUCE OR ELIMINATE
DISTRIBUTIONS

         We have made distributions quarterly since April 1997, in an aggregate amount equal to the charterhire received from Shell International less our cash expenses and less any reserves required in respect of any contingent liabilities. It is possible that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In particular, toward the end of the term of the charters in 2004, we are likely to have additional expenses and may have to set aside amounts for future payments of interest. Our loan agreements prohibit the declaration and payment of dividends if we are in default under them. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board. We cannot assure you that we will pay dividends in the amounts anticipated or at all.

IF WE CANNOT REFINANCE OUR LOANS, WE MAY HAVE TO SELL OUR
VESSELS, WHICH MAY LEAVE NO ADDITIONAL FUNDS FOR DISTRIBUTIONS TO
SHAREHOLDERS.

         Whether or not Shell International renews our charters, our outstanding loan facility will mature in 2004, seven years and six months after the date of delivery of the related vessel, and we will be obligated to repay or refinance the related loan at that time. There is no assurance that we will be able to repay or refinance those loans. In addition, even if Shell International renews the charters for one or more of our vessels, but we are unable to refinance the related loan facility on acceptable terms, we may be forced to attempt to sell the vessels subject to the charters. Depending on the market value for our vessels at the time, it is possible that there could be no funds left to distribute to our shareholders.

WE HAVE A LIMITED BUSINESS PURPOSE WHICH LIMITS OUR FLEXIBILITY

         Our bye-laws limit our business to engaging in the acquisition, disposition, ownership, leasing and chartering of our five VLCC oil tankers. During the terms of our charters with Shell International we expect that the only source of operating revenue from which we may pay distributions will be from these charters.

GOVERNMENTS COULD REQUISITION OUR VESSELS DURING A PERIOD
OF WAR OR EMERGENCY, RESULTING IN A LOSS OF EARNINGS

         A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. If a vessel is requisitioned for hire from a pre-existing charterer beyond the scheduled termination date, Shell International will be obligated to pay to us only those amounts received by it as charterhire from the requisitioning entity, less operating costs. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to the vessel after the charter would otherwise have terminated.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Mercury
House, 101 Front Street, Hamilton, HM 12, Bermuda, and its telephone number is +1 (441) 295-6935.

         The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Subsidiaries"), five very large crude oil carriers ("VLCCs") (the "Vessels"), and certain related activities. The Company charters the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed (the "Charter Guarantees") by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charterer and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. References herein to the Company include the Company and the Subsidiaries, unless otherwise indicated.

         The business of the Company is limited by its Bye-Laws to the consummation of the transactions described above and related activities including the ownership of the Subsidiaries engaged in the acquisition, disposition, ownership, leasing and chartering of the Vessels and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including entering into the Credit Facility (as defined below) and U.K finance leases and the refinancing thereof. During the terms of the Charters, the Company expects that its only source of operating revenue from which the Company may pay distributions to shareholders on its common shares, par value $.01 per share, (the "Common Shares") will be cash payments from the Subsidiaries to the Company. Also, during the terms of the Charters, the Subsidiaries' only source of operating revenue will be charterhire paid to the Subsidiaries by the Charterer. The Company's Bye-Laws may be amended only upon the affirmative vote of 66-2/3% of the outstanding Common Shares, and, insofar as the Company's purposes or powers are concerned or insofar as the interests of the lenders under the Credit Facility are prejudiced, with the approval of the lenders under the Credit Facility. In addition, the Company and the Subsidiaries have agreed with the Charterer not to take certain acts which would subject them to general jurisdiction of the U.S. courts.

         In February, 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 Common Shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"). ICB has since disposed of almost all of those shares. ICB is a Swedish oil tanker owning and operating company which until December 29, 1999, was publicly traded. ICB has been a subsidiary of Frontline Ltd. ("Frontline"), a Bermuda publicly traded oil tanker owning and operating company since September 23, 1999 when Frontline through purchases of shares became the indirect owner of more than 90 % of the shares and votes in ICB. As of December 31, 2000, ICB International owns approximately 0.01 % of the outstanding Common Shares. ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB and of which Frontline is the ultimate parent, manages the business of the Company.

         The Company used the net proceeds of the offerings described above, together with advances totaling $145.6 million under a credit facility from an international syndicate of lenders (the "Credit Facility"), primarily to fund the purchase by the Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 (the "Delivery Date"), the Vessels were delivered by the Company to the Charterer under the Charters. The term of each of the Charters is a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of 14 years per Charter. Under the Charters, the Charterer pays the greater of a base rate of hire or a spot market related rate. See B. Business Overview below.

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

         The Company has entered into the Credit Facility with a syndicate of international lenders, pursuant to which the Company on the Delivery Date borrowed $145.6 million in the form of term loans. Of such amount, $125.4 million was in respect of five loans (the "Primary Loans"), each in respect of a Vessel, and $20.2 million was in respect of five loans (the "Amortizing Loans"), each in respect of a Vessel. The Primary and Amortizing Loans were equal to approximately 31.65% of the purchase price of the Vessels, which was $439,821,545 million in the aggregate. Each Primary Loan will mature on August 27, 2004. The Amortizing Loans amortized in equal quarterly installments beginning on April 15, 1997 through January 15, 2000, when they were repaid in full. Whether or not the term of any of the Charters is extended, the Company is obligated to repay the borrowings under the Credit Facility on the maturity date. The Credit Facility provides for payment of interest on the outstanding principal balance of each of the Primary Loans and on the Amortizing Loans quarterly, in arrears, at a floating interest rate based on the rate in the London interbank eurocurrency market. However, the Company has entered into an interest rate swap transaction (the "Swap") with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co. (the "Swap Counterparty"), so that it has effectively fixed its interest rate on the Primary Loans and the Amortizing Loans at the rate of approximately 7.14% and 6.51%, respectively, per annum.

         If a Subsidiary sells or disposes of the related Vessel or the Company sells or disposes of its shareholding in such Subsidiary, or the U.K. Lessor sells or otherwise disposes of its interest in a Vessel and rebates the proceeds thereof to the Subsidiary the Company will be obligated to make a loan prepayment in respect of the Credit Facility which will be applied against the Primary Loans in a manner depending upon whether the disposal occurred prior to, or on or after February, 2004.

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

B. BUSINESS OVERVIEW

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

         Pursuant to the Charters, each Vessel is chartered for an initial term of seven years (ending in February, 2004). Each Charter is subject to extension at the option of the Charterer for an additional period of seven years plus, subject to the notice requirement described below, at the option of the Charterer, up to 90 days plus up to 30 days thereafter upon at least eight months' prior notice of such extension, which notice shall be irrevocable. The obligation of the Charterer to pay charterhire for the Vessels commenced on the Delivery Date. The Charterer is obligated to give written notice (which shall be irrevocable), not less than three months prior to the seventh or as applicable, the fourteenth, anniversary of the Delivery Date (February, 2004 and February, 2011, respectively), of the number of days, if any, by which the original term or the extended term, respectively, of a Charter will extend beyond such anniversary.

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

         January 15, 1999        $1,819,615
         April 15, 1999          $1,789,599
         July 15, 1999           $1,763,484
         October 15, 1999        $1,736,769
         January 15, 2000        $1,709,153

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

INDUSTRY CONDITIONS

         The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and tanker capacity. The demand for tankers is influenced by, among other factors, the demand for crude oil, global and regional economic conditions, developments in international trade, changes in seaborne and other transportation patterns, weather patterns, oil production, armed conflicts, port congestion, canal closures, embargoes and strikes. In addition, the Company anticipates that the future demand for VLCCs, such as the Vessels, will also be dependent upon continued economic growth in the United States, Continental Europe and the Far East and competition from pipelines and other sizes of tankers. Adverse economic, political, social or other developments in any of these regions could have an adverse effect on the Company's business and results of operations. In addition, even if demand for crude oil grows in these areas, demand for VLCCs may not necessarily grow and may even decline. Demand for crude oil is affected by, among other things, general economic conditions, commodity prices, environmental concerns, taxation, weather and competition from alternatives to oil. Demand for the seaborne carriage of oil depends partly on the distance between areas that produce crude oil and areas that consume it and their demand for oil. The incremental supply of tanker capacity is a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or lost. Such supply may be affected by regulation of maritime transportation practices by governmental and international authorities. All of the factors influencing the supply of and demand for oil tankers are outside the control of the Company, and the nature, timing and degree of changes in industry conditions are unpredictable. Furthermore, the amount of Additional Hire will be determined quarterly with reference to three round-trip trade routes between the following locations:
(i) the Arabian Gulf and Rotterdam, The Netherlands, (ii) the Arabian Gulf and Japan and (iii) the Arabian Gulf and Singapore. Therefore, the demand for oil in the areas serviced by such routes could have a significant effect on the amount of Additional Hire that may be payable. There can be no assurance that Additional Hire will be payable for any quarter.

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

         VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. Operating and Financial Review and Prospects -- Operating Results -- The Tanker Market.

VESSEL VALUES

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

LOSS AND LIABILITY INSURANCE

         There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. Pursuant to the Charters, the Charterer will bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels. The Charterer will also indemnify each Subsidiary and the Company, and the Charter Guarantors have agreed to guarantee such obligation, for all liabilities arising prior to and during the term of the Charters in connection with the chartering and operation of the Vessels, including, under environmental protection laws and regulations, other than liabilities arising out of the gross negligence or willful misconduct of such Subsidiary or the Company.

         The Charterer is entitled to self-insure the marine (hull and machinery) and war risk on each Vessel. In event of loss, following full payments of charterhire under the Charter's "hell and high water" provisions, a lump sum payment will be made to the relevant Subsidiary on expiration of a Charter, based upon three independent shipbrokers' evaluations of fair market values of similar vessels at the expiry of the Charter.

         Protection and indemnity insurance covers the legal liability of the Charterer, the Subsidiaries and, as required, their respective associated companies or managers for their shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Company expects that the Charterer will obtain coverage to the fullest extent from time to time available on normal terms from members of the International Group of P&I Associations (currently approximately $ 4.25 billion, with the exception of oil pollution liability, which has been available up to $500 million per Vessel per accident increasing to $1.0 billion from February 20, 2000). The Company believes that the Charterer has entered each of the Vessels into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, a Subsidiary) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

ENVIRONMENTAL AND OTHER REGULATIONS

         Government regulation significantly affects the ownership and operation of our vessels. The various types of governmental regulation that affect our vessels include international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels. Although we believe that we are substantially in compliance with applicable environmental and regulatory laws and have all permits, licenses and certificates necessary for the conduct of our operations, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

         We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations.

         Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbor master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections.

Environmental Regulation--IMO.

         In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes, which will likely increase the number of tankers that are scrapped beginning in 2004, are intended to reduce the likelihood of oil pollution in international waters.

         The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

         All of the Company's Vessels have double hulls and comply with the proposed IMO regulations.

         The requirements contained in the International Safety Management Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. Our vessel manager is certified as an approved ship manager under the ISM Code.

         The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels have received safety management certificates.

         Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

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

Environmental Regulation--OPA/CERCLA.

         The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, applies to the discharge of hazardous substances whether on land or at sea. Both OPA and CERCLA impact our operations.

         Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These "responsible parties" would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

    -    natural resource damages and related assessment costs;

    -    real and personal property damages;

    - net loss of taxes, royalties, rents, profits or earnings capacity;

    - net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

    -    loss of subsistence use of natural resources.

         OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons. This is subject to possible adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted their own legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

         CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct.
These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

         OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA.

         Under OPA, with limited exceptions, all newly-built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

    - discharging at the Louisiana Offshore Oil Port, also known as the LOOP; or

    - unloading with the aid of another vessel, a process referred to in the industry as "lightering," within authorized lightering zones more than 60 miles off-shore.

         Currently, all of the Company's Vessels comply with the double hull requirements set forth under OPA.

         Owners or operators of tankers operating in the waters of the U.S. must file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. These response plans must, among other things:

    - address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

    -    describe crew training and drills; and

    - identify a qualified individual with full authority to implement removal actions.

Environmental Regulation--Other

         Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $183 per gross registered ton or approximately $19.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $82.7 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

         In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and many states have enacted legislation providing for unlimited liability for oil spills.

         It is impossible to predict what additional legislation, if any, may be promulgated by the United States or any other country or authority.

Proposed EU Regulations

         The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. We expect that the European Union will incorporate the IMO regulations so that port states may enforce them.

         The sinking of the oil tanker Erika off the coast of France on December 12, 1999 polluted more than 250 miles of French coastline with heavy oil. Following the spill, the European Commission adopted a "communication on the safety of oil transport by sea," also named the "Erika communication."

         As a part of this, the Commission has adopted a proposal for a general ban on single-hull oil tankers. The timetable for the ban shall be similar to that set by the United States under OPA in order to prevent oil tankers banned from U.S. waters from shifting their trades to Europe. The ban plans for a gradual phase-out of tankers depending on vessel type:

    - Single-hull oil tankers larger than 20,000 dwt without protective ballast tanks around the cargo tanks. This category is proposed to be phased out by 2005.

    - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2010.

    - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

         In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 1, 2001. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Inspection by Classification Societies

         Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

         The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

         For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

         Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

         Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

         Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

         At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

         All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

         Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

         Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International
Association of Classification Societies.

SALE OF VESSELS AND REPLACEMENT CHARTERS

         At least five months prior to the end of the term of a Charter (including the extension thereof), the Company is obligated pursuant to its Bye-Laws to call a special meeting of its shareholders for the purpose of presenting the shareholders with a proposal to cause the Company to sell the related Vessel

(or the Subsidiary owning such Vessel) and cause the distribution of the net proceeds of such sale to the shareholders to the extent permitted under Bermuda law. The materials to be distributed to shareholders in connection with such meeting will include a recommendation by the Board as to whether it believes that the sale of the Vessel is in the best interest of the Company or whether an alternative plan, such as attempting to arrange a replacement charter, might be of greater benefit to the Company. Replacement charters may include shorter term time charters and employing the Vessels on the spot charter market (which is subject to greater fluctuation than the time charter market). Any such replacement charters would likely require the Company to incur greater expenses (which may reduce the amounts available to pay dividends to shareholders), including insurance, maintenance, crew labor costs, vessel registration costs and, in the case of spot charters, bunker (fuel oil) costs and port charges. Also, the Company's ability to recharter or sell the Vessels would be subject to the rights of the lenders under the Credit Facility and the rights of the U.K. Lessor under the U.K. Finance Lease Transactions. Any proposal to cause the sale of a Vessel (or the Subsidiary owning such Vessel) and he distribution of the resulting net proceeds (subject to any mandatory prepayments under the Credit Facility) will be adopted if approved by he holders of a majority of the Common Shares voting at a duly constituted meeting of the holders thereof at which a quorum is present and voting. If not directed by the Company's shareholders to cause the sale of the Vessel (or the Subsidiary owning such Vessel), the Company will attempt to recharter the Vessel on an arm's-length basis upon such terms as the Manager recommends, subject to approval by the Board, or implement such other plan as the Board shall approve. Alternatively, if directed by the shareholders to sell a Vessel, the Manager, pursuant to the Management Agreement, shall solicit bids for the sale of such Vessel through one or more independent shipbrokers. In such case, the Manager will be obligated to recommend the sale of the Vessel to the bidder whose bid is on the most favorable terms to the Company. Neither the Charterer, the Guarantors nor any other company of the Royal Dutch/Shell Group of Companies shall have any preferential rights with respect to any sale or rechartering of any Vessel in such instance.

         Whether or not all or any of the Charters are renewed, each of the Primary Loans will mature in July 2004, seven years and six months after the Delivery Date of the related Vessel, and the Company will be obligated to repay or refinance such borrowings at such time. There is no assurance that the Company will be able to repay or refinance such borrowings. In addition, as noted above, if the Charters for one or more of the Vessels are renewed and the Company is unable to refinance the related Primary Loans on acceptable terms, the Company may be forced to attempt to sell the Vessels subject to the Charters.

         There can be no assurance as to the ability of the Manager to sell or recharter a Vessel or as to the amount or timing of any payments to be received therefrom.

         Any sale or any alternative plan will also be subject to the Company's obligations under the U.K. Finance Lease
Transactions.

C. ORGANIZATIONAL STRUCTURE

         The Company has five wholly-owned subsidiaries, that each own one of the Vessels. The following table sets out the details of the Subsidiaries:

                           COUNTRY OF       OWNERSHIP    VESSEL
NAME                       INCORPORATION    INTEREST     OWNED

Cedarhurst Tankers LDC     Cayman Islands   100%         Magdala
Hewlett Tankers LDC        Cayman Islands   100%         Megara
Inwood Tankers LDC         Cayman Islands   100%         Murex
Lawrence Tankers LDC       Cayman Islands   100%         Macoma
Woodmere Tankers LDC       Cayman Islands   100%         Myrina

D. PROPERTY, PLANTS AND EQUIPMENT

         Each Vessel is an approximately 298,000 deadweight tonne ("dwt") double hull VLCC built by Daewoo Heavy Industries, Ltd. (the "Builder") at its shipyard in Korea. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. The name, dwt, hull type and date of original delivery from the Builder's yard are set forth below.

              APPROXIMATE                  DATE OF DELIVERY FROM
VESSEL NAME   DWT            HULL TYPE     BUILDER'S YARD

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

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

         In February, 1997, the Company offered and sold to the public 16,100,000 Common Shares at the initial public offering price of $20 per share. Simultaneously the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Ltd.

         The Company's five subsidiaries each purchased one VLCC from their previous owner on February 27, 1997 and immediately delivered the Vessels to the Charterer under five separate "hell and high water" bareboat charters, each with a minimum term of seven years with an option for the Charterer to extend the period for each Vessel with another seven year period. The first seven year period is until February 2004.

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

The calculated spot market related rates for each of the years ended December 31, 2000, 1999 and 1998 were

                                2000          1999           1998
First Quarter                $21,713       $31,003        $29,645
Second Quarter               $38,684       $18,330        $39,989
Third Quarter                $59,056       $17,498        $35,585
Fourth Quarter               $78,145       $15,421        $27,015

As a consequence of the strengthening of the spot rates earned in the tanker market during 2000, additional hire was paid by Shell in each of the last three quarters of 2000. The charterhire payment for the fourth quarter of 2000 was received in January 2001.

THE TANKER MARKET

         According to preliminary data from industry sources, which the Company has not verified, global oil demand is estimated to have increased by 1% between 1999 and 2000 as a consequence of demand increases in most geographical regions. After production quota cuts in 1999, OPEC responded to market demand by increasing output in 2000. Due to the weak market in 1999 and early 2000 a substantial number of tankers were scrapped which together with higher oil production created a balance between demand and supply in the tanker market. The VLCC rates as a consequence started to improve from the end of the first quarter of 2000 and continued to strengthen through the year. In early 2001, OPEC reduced production quotas to accommodate a seasonal reduction in oil demand with the aim to keep OPEC crude oil prices within the range of US$22-28 per barrel. As a result, tanker rates have declined in 2001 compared to the record rates seen in the fourth quarter of 2000. Rates at the end of the first quarter of 2001 were, in spite of this decline, still attractive for tanker owners.

         26 VLCCs were sold for demolition in the year 2000, while 41 newbuildings were delivered. 56 newbuilding contracts were signed during the year, resulting in the orderbook standing at 87 vessels.

         Demolition activity slowed down in the second half of 2000 as a result of the strong market. New rules for tankers have been imposed by the IMO at its meeting in April 2001. These rules, if ratified by IMO member states, will cause the removal from trading in the years 2003-2006 of practically all large crude oil tankers built prior to 1980.

         VLCC earnings averaged almost $50,000 per day for modern vessels on West bound voyages from the Arabian Gulf. The trend was increasing throughout the year with forth quarter earnings averaging more than $70,000 per day. This is a sharp improvement compared to the corresponding figures for 1999 when modern VLCCs earned $21,300 per day on average for the year and $16,000 per day in the forth quarter.

YEAR ENDED DECEMBER 31, 2000 COMPARED TO YEAR
ENDED DECEMBER 31, 1999

CHARTERHIRE

         In 2000, charterhire revenue totaled $76,335,975, an increase of 89.5%, or $36,060,050, compared with $40,275,925 in the year ended December 31, 1999. In 1999, the conditions prevailing in the tanker market meant that only base rate charterhire of $22,069 per day per vessel was received. In 2000, the Company benefited from the strengthening in the tanker market and, in accordance with the terms of the Charters, received Additional Hire. This Additional Hire, which is calculated on a quarterly basis, totalled $35,949,705 for the year, equivalent to an average of $19,645 per day per vessel. No additional hire was earned in 1999.

OPERATING EXPENSES

         Operating expenses decreased in 2000 due to a reduction in administrative expenses. This was achieved primarily through a reduction in the premium paid for the Company's directors' and officers' liability insurance. The Company does not incur and does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

INTEREST INCOME AND EXPENSE

         Interest income and interest expense were affected in 2000 by the repayment of the final installment of the Amortizing Loan as discussed below. Interest income decreased by $215,611 to $185,476 in 2000. The Company received interest on bank deposits in the amount of $185,476 in 2000, as compared to $111,434 in 1999. Interest received from the Charterer (in the form of Supplemental Hire) in respect of the Amortizing Loan totaled $289,653 in 1999 and $nil in 2000.

         Interest expense decreased by 3.4% to $8,933,869 in 2000 from $9,249,110 in 1999. Interest relating to the Primary Loan was $8,959,457 in 1999 and 1998. Interest relating to the Amortizing Loan was $289,653 in 1999 and $5,101 in 2000. Amortization of the Credit Facility expense, the main component of other financial costs, was $371,543 in 2000 and 1999. In addition, during 2000 and 1999, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR
ENDED DECEMBER 31, 1998

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

OPERATING EXPENSES

         Operating expenses during 1999 decreased by $118 to $18,433,882 from $18,434,000 in the period ending December 31, 1998. Depreciation of the Company's Vessels and the management fee paid by the Company to the Manager in 1999 was equal to 1998. Other administrative expenses, consisting of premiums for the Company's directors' and officers' liability insurance decreased by 0.1 % to $91,022 in 1999 from $91,140 in 1998.

INTEREST INCOME AND EXPENSE

         Interest income during 1999 decreased by 54.8 % to $401,087 from $888,120 in 1998. The Company received interest on deposits in the amount of $111,434 in 1999, as compared to $160,580 in 1998. Interest received from the Charterer (in the form of Supplemental Hire) in respect of the Amortizing Loan totaled $289,653 in 1999 as compared to $727,540 in 1998.

         Interest expense decreased by 4.5 % to $9,249,110 in 1999 from $9,686,142 in 1998. Interest relating to the Primary Loan was $8,959,457 in 1999 and 1998. Interest relating to the Amortizing Loan was $289,653 in 1999 as compared to $726,283 in 1998, and amortization of the Credit Facility expense was $371,543 in 1999 and 1998. During 1999, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

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

         The Company's borrowings under the Credit Facility bear interest at a floating rate. The Company has entered into the Swap, which effectively converts its obligations to a fixed rate, assuming the Swap Counterparty performs its obligations thereunder. In the event of a default by such Swap Counterparty, the Company could face increased interest expense.

         Although the Company's activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating results following expiration of termination of the Charters are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

B. LIQUIDITY AND CAPITAL RESOURCES

         Total assets of the Company at December 31, 2000, were $404,739,841 compared with $403,265,501 at December 31, 1999. The
Company's shareholders' equity at December 31, 2000, was $277,218,288 compared with $273,980,543 at December 31, 1999.
This increase in shareholders' equity is due to net income for 2000 of $48,723,745 less distributions to the shareholders of $45,486,000. Cash generated from operating activities in 2000 was $47,344,213 million of which $1,681,538 million was used to repay loans and $45,486,000 million was distributed to shareholders.

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not applicable

D. TREND INFORMATION

         The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and the demand for crude oil and tanker capacity. See Item 4. Information on the Company
-- Business Overview -- Industry Conditions.

         According to preliminary data from industry sources, which the Company has not verified, global oil demand is estimated to have increased by 1% between 1999 and 2000 as a consequence of demand increases in most geographical regions. After production quota cuts in 1999, OPEC responded to market demand by increasing output in 2000. Due to the weak market in 1999 and early 2000 a substantial number of tankers were scrapped which together with higher oil production created a balance between demand and supply in the tanker market. The VLCC rates as a consequence started to improve from the end of the first quarter 2000 and continued to strengthen through the year. In early 2001, OPEC has reduced production quotas to accommodate a seasonal reduction in oil demand with the aim to keep OPEC crude oil prices within the range of US$22-28 per barrel. As a result, tanker rates have declined in 2001 compared to the record rates seen in the fourth quarter of 2000. Rates at the end of the first quarter 2001 were, in spite of this decline, still attractive for tanker owners.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         Set forth below are the names and positions of the directors and executive officers of Knightsbridge Tankers Limited
(the "Company").

The COMPANY

Name                    Age     Position
____                    ___     _________

Ola Lorentzon           51      Director and Chairman
Tor Olav Troim          38      Director and Vice-Chairman
Douglas C. Wolcott      69      Director
David M. White          60      Director
Timothy J. Counsell     42      Director
Kate Blankenship        36      Chief Financial Officer and
                                Secretary

         Pursuant to a Management Agreement with the Company, the Manager provides management, administrative and advisory services to the Company. Set forth below are the names and positions of the directors and executive officers of the Manager.

Name                    Age     Position
____                    ___     ________

Kate Blankenship        36      Director, Chairman and Secretary
Tom E. Jebsen           43      Director and Vice-Chairman
Timothy J. Counsell     42      Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon has also been a director and President of ICB since 1987 and has been Managing Director of Frontline Management AS, a subsidiary of Frontline, since April 2000. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Tor Olav Troim has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of ICB and Frontline Management AS, both subsidiaries of Frontline. He is a director of Aktiv Inkasso ASA and Northern Offshore ASA, both Norwegian publicly listed companies. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. He was formerly the Chairman of the Oil Companies International Forum (OCIMF), the Interim Supplement to Tanker Liability for Oil Pollution (CRISTAL) and the Marine Preservation Association (MPA). Mr. Wolcott also served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of The American Bureau of Shipping and London & Overseas Freighters Limited. He is currently also a director of Managemark Inc.

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

Kate Blankenship has been Chief Financial Officer of the Company since April 17, 2000 and Secretary of the Company since
December 27, 2000. Mrs. Blankenship has been a director and Chairman of the Manager since March 2000 and Secretary of the Manager since December 28, 2000. Mrs. Blankenship has been Chief Accounting Officer and Secretary of Frontline since 1994. Prior to joining Frontline, she was a Manager with KPMG Peat Marwick in Bermuda. She is a member of the Institute of Chartered Accountants in England and Wales.

Tom E. Jebsen has been a director of the Manager since March, 2000. Mr. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club and Hugin AS, an internet company.

MANAGEMENT AGREEMENT

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

         In addition to the circumstance set forth above, the Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by ICB or its successor as ultimate parent of the Manager. Frontline, with its acquisition of ICB, is ICB's successor as ultimate parent of the Manager. The Manager may terminate the Management Agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. Upon any termination of the Management Agreement, the Manager is required to promptly wind up its services thereunder in such a manner as to minimize any interruption to the Company's business and submit a final accounting of funds received and disbursed under the Management Agreement to the Company and any undisbursed funds of the Company in the Manager's possession or control will be promptly paid by the Manager as directed by the Company. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses. In the case of a termination without cause by the Company upon a resolution adopted by the holders of at least 66 2/3% of the Company's Common Shares (as described above) or by the Manager in the case of a "change in control," the Company shall pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through the seventh anniversary of the Delivery Date in the absence of such termination, and following the seventh anniversary of the Delivery Date, the Company shall pay to the Manager an amount equal to the present value calculated at a discount rate of 5% per annum of all fees which the Manager would have received through the fifteenth anniversary of the Delivery Date in the absence of such termination.

B. COMPENSATION

         Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 2000, the directors received from the Manager

$72,000 in fees in the aggregate. No separate compensation was paid to the Company's officers. The Manager expects to pay the same directors' fee for the year 2001 as was paid to directors for 2000.

C. BOARD PRACTICES

         As provided in the Company's Bye-laws, each Director shall hold office until the next Annual General Meeting following his election or until his successor is elected. The Officers of the Company are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

         The Company has established an audit committee comprised of Messrs. White and Wolcott, independent directors of the Company.

D. EMPLOYEES

         Neither the Company nor the Manager have had any employees since inception.

E. SHARE OWNERSHIP

         As of March 31, 2001, none of the directors or officers of the Company owned any Common Shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

        The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

        The following table presents certain information regarding the current ownership of the Common Shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of March 31, 2001.

                                             ORDINARY SHARES
OWNER                                      AMOUNT        PER CENT

Citigroup Inc.                             1,310,149         7.7%
Penkins, Wolf, McDonnel &
  Company                                  1,126,250         7.5%
Goldman, Sachs & Co.                       1,143,178         6.7%
556 Citi Fund Management LLC               1,305,000         7.6%

There are no differences in the voting rights of the major shareholders.

        As of March 31, 2001, none of the directors or officers of the Company owned any Common Shares.

B. RELATED PARTY TRANSACTIONS

Not Applicable

C. INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

LEGAL PROCEEDINGS

        To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have, significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

DIVIDEND POLICY

        The Company policy is to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Currently, the Company does not have any material cash expenses other than (i) a management fee of $750,000 per annum, payable to the Manager (the "Management Fee") (ii) certain directors' and officers' liability insurance premiums in the current amount of $50,000 per annum, (iii) the agent bank annual fee of $50,000 and (iv) payment of interest on the Primary Loan. Until January 15, 2000, when the Amortizing Loans were satisfied, the Company also paid interest and principal on the Amortizing Loans (which were equivalent to the amounts of Supplemental
Hire). Any lease payments under the U.K. Finance Leases are expected to be paid under the Letters of Credit or otherwise by the Charterer, and therefore are not considered cash expenses of the Company and are not expected to reduce amounts available to the Company for the payment of distributions to shareholders.

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

        The Company has paid dividends on a quarterly basis commencing in April 1997, in an aggregate amount equal to the charterhire received from the charterer less the Company's cash expenses and less any reserves required in respect of any contingent liabilities. Such expenses will consist primarily of a management fee, payments of principal and interest on loans, interest payments on loans and the insurance premiums, plus any other expenses and contingent liabilities not covered by the management fee. The Company intends to continue to pay dividends on a quarterly basis. There can be no assurance that the Company will not incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution as dividends. In particular, toward the end of the term of the charters, the Company is likely to have additional expenses and may have to set aside amounts for future payments of interest.

        In 2000, 1999 and 1998, the Company paid the following distributions to shareholders.

RECORD DATE            PAYMENT DATE        AMOUNT PER SHARE

2000
January 28, 2000       February 11, 2000        $0.44
April 27, 2000              May 12, 2000        $0.44
July 24, 2000             August 7, 2000        $0.61
October 26, 2000        November 8, 2000        $1.17

1999
January 25, 1999        February 9, 1999        $0.45
April 26, 1999              May 11, 1999        $0.45
July 27, 1999            August 11, 1999        $0.45
October 26, 1999       November 10, 1999        $0.45

1998
January 26, 1998       February 10, 1998        $0.75
April 27, 1998              May 12, 1998        $0.45
July 27, 1998            August 11, 1998        $0.63
October 26, 1998       November 10, 1998        $0.53

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

         It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders during February of each year in order that they may make such election. For the year ended December

31, 2000, the Company mailed such tax information to its shareholders in February, 2001.

B. SIGNIFICANT CHANGES

Not Applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A. 4. and Item 9. C

         The following table sets forth, for the three most recent fiscal years and the period during 1997 during which the Company's Common Shares were traded on the Nasdaq National Market, the annual high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                        HIGH                  LOW
FISCAL YEAR ENDED DECEMBER 31
2000                                 $25.250              $11.938
1999                                 $21.875              $11.500
1998                                 $30.750              $18.500

FISCAL PERIOD ENDED DECEMBER 31
1997                                 $33.375              $20.375

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                        HIGH                  LOW
FISCAL YEAR ENDED DECEMBER 31, 2000
First quarter                        $18.750              $11.938
Second quarter                       $20.750              $15.750
Third quarter                        $25.250              $18.375
Fourth quarter                       $24.000              $18.250
FISCAL YEAR ENDED DECEMBER 31, 1999
First quarter                        $21.875              $16.250
Second quarter                       $19.875              $16.500
Third quarter                        $18.625              $15.875
Fourth quarter                       $16.125              $11.500

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                        HIGH                  LOW

April 2001                           $27.800              $23.750
March 2001                           $24.500              $21.375
February 2001                        $23.500              $20.000
January 2001                         $25.188              $20.875
December 2000                        $22.125              $18.250
November 2000                        $23.250              $20.313

The Company's Common Shares have been quoted on the Nasdaq
National Market under the symbol "VLCCF" since its initial public offering in February 1997.

ITEM 10.  ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not Applicable

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to "Description of Capital
Stock" in the prospectus contained in the Company's Registration
Statement on Form F-1, filed December 13, 1996 (File No. 333-
6170).

C. MATERIAL CONTRACTS

Not Applicable

D. EXCHANGE CONTROLS

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

E. TAXATION

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

F. DIVIDENDS AND PAYING AGENTS

Not Applicable

G. STATEMENT BY EXPERTS

Not Applicable

H. DOCUMENTS ON DISPLAY

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern

Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Mercury House, 101 Front Street, Hamilton, Bermuda.

I. SUBSIDIARY INFORMATION

         Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
         RISK

         The Company is exposed to market risk from changes in interest rates primarily resulting from the floating rate of the Company's borrowings. The Company uses interest rate swaps to manage such interest rate risk. The Company has not entered into any financial instruments for speculative or trading purposes.

         The Company's borrowings under the Credit Facility at December 31, 2000 of $125,397,399 bear interest at a floating rate which is reset quarterly based on the underlying London interbank eurocurrency market. Interest payments are made quarterly, and the Credit Facility expires August 27, 2004. The fair value of the Credit Facility at December 31, 2000 is equal to the carrying amount of the facility at the same date.

         The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Credit Facility. The swap has a notional amount equal to the outstanding principal under the Credit Facility and the swap expires on the same date as that of the Credit Facility. At December 31, 2000, the pay-fixed interest rate of the swap was 6.74% and the receive-variable rate was 6.79813%. As a hedge against the Credit Facility, the swap effectively resulted in a fixed borrowing rate to the Company of 7.14% at December 31, 2000. Periodic cash settlements under the swap agreement occur quarterly on dates matching those of the interest payments under the Credit Facility. The swap had a negative fair value of $3.5 million at December 31, 2000 determined by calculating the cost of entering into an interest rate swap to offset the existing interest rate swap.

ITEM 12.  DESCRIPTION OF SECURITIES

         Not Applicable


                             PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

         Not Applicable

ITEM 15.  RESERVED


ITEM 16.  RESERVED

                            PART III

ITEM 17.  FINANCIAL STATEMENTS

         Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

         The following financial statements listed below and set forth on pages F-1 through F-11 together with the report of Deloitte & Touche thereon, are filed as part of this annual report:

Index to Financial Statements

                                                         Page

Independent Auditors' Report                              F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of                         F-2
December 31, 2000 and December 31, 1999

Consolidated Statements of Operations                     F-3
for the years ended December 31, 2000, 1999
and 1998

Consolidated Statements of Cash Flows                     F-4
for the years ended December 31, 2000, 1999
and 1998

Consolidated Statements of Changes in                     F-5
Shareholders' Equity Equity for the years ended December 31, 2000, 1999 and 1998

Notes to Consolidated Financial Statements                F-6

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche AB
Stockholm, Sweden
May 23, 2001

                  KNIGHTSBRIDGE TANKERS LIMITED
                   CONSOLIDATED BALANCE SHEETS
                AS AT DECEMBER 31, 2000 AND 1999
                        (in U.S. Dollars)

                                         2000              1999
ASSETS

CURRENT ASSETS

Cash                                 $    247,370  $     70,695
Notes receivable                                -     1,681,538
Charter hire receivable                31,116,700    10,175,142
Prepaid expenses                           16,574        14,525
                                     ____________  ____________
TOTAL CURRENT ASSETS                   31,380,643    11,941,900

Vessels under capital lease, net 372,186,772 389,779,632 Capitalized financing fees
  and expenses                          1,172,426     1,543,969
                                     ____________  ____________
TOTAL ASSETS                          404,739,841   403,265,501
                                     ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Accrued expenses and other
  current liabilities                $  2,124,154  $2,206,021
Current installments of
  credit facility                               -     1,681,538
                                     ____________  ____________
TOTAL CURRENT LIABILITIES               2,124,154     3,887,559

Credit facility                       125,397,399   125,397,399

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY

COMMON SHARES, PAR VALUE $0.01 PER SHARE:
Authorized and outstanding 17,100,000     171,000       171,000
Contributed capital surplus account   273,809,543   273,809,543
Retained earnings                       3,237,745             -
                                     ____________  ____________
TOTAL SHAREHOLDERS' EQUITY            277,218,288   273,980,543
                                     ____________  ____________

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                 $404,739,841  $403,265,501
                                     ============  ============


        See accompanying notes to consolidated financial statements.

                        KNIGHTSBRIDGE TANKERS LIMITED
                    CONSOLIDATED STATEMENTS OF OPERATIONS
            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                              (in U.S. Dollars)


                                             2000          1999          1998

Charterhire revenue                 $  76,335,975  $ 40,275,925  $ 45,039,385

Operating expenses:
Depreciation of vessels under
  capital leases                       17,592,860    17,592,860    17,592,860
Management fee                            750,000       750,000       750,000
Administration expenses                    57,357        91,022        91,140
                                    ____________   ____________  ____________
Net operating income                   57,935,758    21,842,043    26,605,385


Interest income                           185,476       401,087       888,120
Interest expense                      (8,933,869)   (9,249,110)   (9,686,142)
Other financial costs                   (463,620)     (421,544)     (421,543)
                                    ____________   ____________  ____________
Net income                          $  48,723,745  $ 12,572,476  $ 17,385,820
                                    ============   ============  ============

Earnings per common share
  - basic and diluted                       $2.85         $0.74         $1.02

Weighted average number of
  shares outstanding                   17,100,000    17,100,000    17,100,000




        See accompanying notes to consolidated financial statements.

                        KNIGHTSBRIDGE TANKERS LIMITED
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                              (in U.S. Dollars)



                                             2000          1999          1998
CASH FLOWS FROM OPERATING ACTIVITIES

Net income                          $  48,723,745  $ 12,572,476  $ 17,385,820

ITEMS TO RECONCILE NET INCOME TO
  NET CASH PROVIDED BY OPERATING
  ACTIVITIES:

Depreciation                           17,592,860    17,592,860    17,592,860
Amortization of capitalized
  fees and expenses                       371,543       371,543       371,543

CHANGES IN OPERATING ASSETS
  AND LIABILITIES:

Receivables                          (19,262,068)     6,819,292    11,906,946
Accrued expenses and other
  current liabilities                    (81,867)      (94,547)      (77,167)
                                    ____________   ____________  ____________
NET CASH PROVIDED BY
  OPERATING ACTIVITIES                 47,344,213    37,261,624    47,180,002

CASH FLOWS FROM FINANCING ACTIVITIES

Repayments of loan                    (1,681,538)   (6,726,153)   (6,726,152)
Distributions to shareholders        (45,486,000)  (30,779,999)  (40,356,001)
                                     ____________  ____________    __________
NET CASH USED IN FINANCING
  ACTIVITIES                         (47,167,538)  (37,506,152)  (47,082,153)


Net increase (decrease) in cash           176,675     (244,528)        97,849
Cash at beginning of year                  70,695       315,223       217,374
                                     ____________   ___________    __________

CASH AT END OF YEAR                 $     247,370  $     70,695  $    315,223
                                    =============  ============  ============



        See accompanying notes to consolidated financial statements.

                        KNIGHTSBRIDGE TANKERS LIMITED
         CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
            FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998
                              (in U.S. Dollars)


                                      CONTRIBUTED
                          ADDITIONAL      CAPITAL
                 SHARE       PAID IN      SURPLUS     RETAINED
               CAPITAL       CAPITAL      ACCOUNT     EARNINGS        TOTAL
----------------------------------------------------------------------------
BALANCE AT
DECEMBER 31,
 1997         $171,000 $314,987,247            $-           $- $292,188,066

Reallocated
 share
Premium              -  (314,987,247) 314,987,247            -            -

Net income                         -            -   17,385,820   17,385,820

Distributions
to shareholders      -             -  (22,970,181) (17,385,820) (40,356,001)
----------------------------------------------------------------------------

BALANCE AT
DECEMBER 31,
 1998          171,000             -  292,017,066            -  292,188,066

Net income           -             -            -   12,572,476   12,572,476

Distributions
to shareholders      -             -  (18,207,523) (12,572,476) (30,779,999)
----------------------------------------------------------------------------

BALANCE AT
DECEMBER 31,
 1999          171,000             -  273,809,543            -  273,980,543

Net income           -             -            -   48,723,745   48,723,745

Distributions
to shareholders      -             -            -  (45,486,000) (45,486,000)
----------------------------------------------------------------------------

BALANCE AT
DECEMBER 31,
 2000          171,000             -  273,809,543    3,237,745  277,218,288
=============================================================================

        See accompanying notes to consolidated financial statements.

                  KNIGHTSBRIDGE TANKERS LIMITED
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      FOR THE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1.  DESCRIPTION OF BUSINESS

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

The daily charterhire rate payable under each Charter is comprised of two primary components: (i) the base rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears ("Base Rate"), and (ii) additional hire, which is additional charterhire (determined and paid quarterly in arrears) that will equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, and $14,900 for any extended term, representing daily operating costs over the Base Rate.

OWNERSHIP AND MANAGEMENT OF THE COMPANY

In February, 1997, the Company offered and sold to the public 16,100,00 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 2000, ICB International owned approximately 0.84% of the outstanding Common Shares.

ICB Shipping (Bermuda) Limited (the "Manager") manages the business of the Company.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The consolidated financial statements include the assets and liabilities of Knightsbridge Tankers Limited and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in accordance with generally accepted accounting principles requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REPORTING CURRENCY

The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company reports in U.S. dollars. The Company's subsidiaries report in U.S. dollars.

Transactions in foreign currencies during the year are translated into U.S. dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency translation gains or losses are included in the consolidated statements of operations.

REVENUE AND EXPENSE RECOGNITION

Revenues and expenses are recognised on the accrual basis.
Revenues are generated from the Charters and such revenues are recorded over the term of the Charters as service is provided.

CHARTER HIRE RECEIVABLE

There is a concentration of credit risk in that all revenues are due solely from the Charterer.

DERIVATIVES

The Company has entered into interest rate swap transactions to hedge a portion of its exposure to floating interest rates. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without an exchange of underlying principal. Through December 31, 2000, hedge accounting has been used to account for these swaps provided certain hedging criteria are met. The differential between the derivative and the underlying hedged item is accrued as interest rates change and recognised as an adjustment to interest expense. The related amount receivable from or payable to counterparties is included in accrued interest income or expense, respectively. The fair values of the interest rate swaps are not recognised in the financial statements. Beginning January 1, 2001, the Company will change the accounting policy for these interest rate swaps to adopt SFAS 133 (see note 3).

The Company has not entered into any derivative contracts for speculative or trading purposes.

VESSELS AND DEPRECIATION

Vessels are stated at cost less accumulated depreciation.
Depreciation is calculated based on cost, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

CAPITALIZED FINANCING FEES AND EXPENSES

Costs relating to the Credit Facility are capitalized and amortized over the term of the Credit Facility which is seven years.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and dilutive earnings per share are the same.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

DISTRIBUTIONS TO SHAREHOLDERS

Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the contributed capital surplus account.

3.  ADOPTION OF NEW ACCOUNTING STANDARDS

SFAS No. 133, "Accounting for Derivatives and Hedging Activities", as amended by SFAS No. 138, is effective from January 1, 2001 for the Company and requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. Upon the adoption of SFAS No. 133 on January 1, 2001, the recording of the fair value of the interest rate swap designated as a hedge against interest paid on the Company's debt will decrease the Company's 2001 other comprehensive income by $3.5 million. Subsequent to the transition adjustment on the initial adoption, the Company does not believe that the application of SFAS No. 133 in 2001 will have a material affect on the Company's results or operations.

4.  VESSELS UNDER CAPITAL LEASE

                                       2000            1999
(in US Dollars)
Cost                           $439,821,545    $439,821,545
Accumulated depreciation        (67,634,773)    (50,041,913)
                               ------------    ------------
Net book value at end of year  $372,186,772    $389,779,632
                               ------------    ------------

In connection with the original Vessels purchase transaction, the Company entered into a conditional sale/leaseback transaction with a third party banking institution. The lease agreements do not incumber or obligate the Company's current or future cash flows and has no effect on the Company's financial position. During the term of the leases, the Vessels will remain in the Company's consolidated balance sheet and the relevant subsidiaries will retain title to the related Vessel.

5.  CAPITALIZED FINANCING FEES AND EXPENSES

Capitalized financing fees and expenses are amortised on a straight-line basis over the life of the Credit Facility. The capitalized financing fees and expenses are comprised of the following amounts:

                                       2000            1999
(in US Dollars)
Capitalized financing fees
  and expenses                   $2,600,804      $2,600,804
Accumulated amortization         (1,428,378)     (1,056,835)
                                 ----------      ----------
                                 $1,172,426      $1,543,969
                                 ----------      ----------

6.  CREDIT FACILITY

The Company has entered into a Credit Facility with a syndicate of international lenders, pursuant to which the Company borrowed $145.6 million in the form of two term loans (the "Loans", or the "Primary Loan" and the "Amortizing Loan"). Of such amount, $125.4 million was in respect of the Primary Loan, and $20.2 million was in respect of the Amortizing Loan.

The outstanding Credit facility as at December 31, 2000 is repayable as follows:

Year ended December 31, 2004                   $125,397,399

The Credit Facility is secured by, among other things, a pledge by the Company of 100% of the issued and outstanding capital stock of the Subsidiaries, a guarantee from each Subsidiary, a mortgage on each Vessel, assignments of the Charters and the Charter Guaranties and an assignment of the rights to take title to the Vessels and the proceeds from the sale or any novation thereof.

The Credit Facility provides for payment of interest on the outstanding principal balance of the Loans quarterly, in arrears, at a floating interest rate based on the rate in the London interbank eurocurrency market. The variable rate on the Credit Facility was 7.17375% at December 31, 2000.

The Company has entered into an interest rate swap transaction with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co., so that it has effectively fixed its interest rate obligations on the Primary Loan and the Amortizing Loan at the rate of approximately 7.14% and 6.51%, respectively, per annum.

The terms of the outstanding interest rate swap transaction at December 31, 2000 are as follows:

Notional amount                                 $125,397,399
Trade date                                  February 6, 1997
Effective date                             February 27, 1997
Termination date                             August 27, 2004

The interest rate swap has a negative fair value of $3.5 million at December 31, 2000 calculated by taking into account the cost of entering into an interest rate swap to offset the Company's outstanding swap. The credit risk under the swap agreement is not considered to be significant due to the counterparty's high credit rating.

7.  LEASES

The minimum future revenues in the form of operating lease rentals, to be received on the Charters as of December 31, 2000 is as follows:

    Year ended December 31,
    2001                                         $40,275,925
    2002                                          40,275,925
    2003                                          40,275,925
    2004                                           6,400,010
                                                ------------
    Total minimum lease rentals                 $127,227,785
                                                ------------

8.  CONTRIBUTED CAPITAL SURPLUS ACCOUNT

At the Company's General Meeting held on March 27, 1998, a resolution was taken to reallocate Additional Paid-In Capital to the Contributed Capital Surplus account.

9.  TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

10. RELATED PARTY TRANSACTION

On February 12, 1997, the Company entered into a management agreement with ICB under which ICB provides certain administrative, management and advisory services to the Company for an amount of $750,000 per year. The management agreement will terminate in 2012 unless earlier termination is approved.

ITEM 19.  EXHIBITS

 Number                 Description of Exhibit
________    ___________________________________________________

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

3.25.3      Execution version of Guarantor (Subsidiary)
            Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.**

3.25.4      Execution version of Guarantor (Subsidiary)
            Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.**

3.25.5      Execution version of Guarantor (Subsidiary)
            Assignment dated February 12, 1997 between Cedarhurst as assignor and GSI as agent.**

3.26        Execution version of ISDA Master Agreement dated
            February 6, 1997 between GSCM and the Company.**

3.27 Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.27(a) Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.27(b) Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.28 Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.**

3.29 Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.**

3.30        Execution version of Share Purchase Agreement dated
            February 12, 1997 between the Company and ICB
            International (incorporated by reference from
            Exhibit 10.37 of the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-
            6170).

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

                                  KNIGHTSBRIDGE TANKERS LIMITED


                                  By:  /s/Ola Lorentzon
                                  _____________________
                                  Ola Lorentzon
                                  Chairman

Dated:  May 25, 2001




































01655002.AH8