Form 20-F
period 2001-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2002-05-16
CIK 1029145

UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ]           REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       OR
[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2001
                                       OR
[ ]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

                         Commission file number 0-29106
                          KNIGHTSBRIDGE TANKERS LIMITED
             (Exact name of Registrant as specified in its charter)
                               ISLANDS OF BERMUDA
                 (Jurisdiction of incorporation or organization)
                               Par-la-Ville Place

                              14 Par-la-Ville Road
                                 Hamilton, HM 08
                                     Bermuda
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to section 12(b) of the Act:
None

Securities registered or to be registered pursuant to section 12(g) of the Act.

                         Common Shares, $0.01 Par Value
                                (Title of class)

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

                       Yes       X       No
                               -----             -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                       Item 17           Item 18   X
                               -----             -----

                                TABLE OF CONTENTS

                                                                           PAGE
PART I

Item 1.   Identity of Directors, Senior Management and
          Advisors.........................1

Item 2.   Offer Statistics and Expected
          Timetable...........................................................1

Item 3.   Key Information.....................................................1

Item 4.   Information on the Company..........................................7

Item 5.   Operating and Financial Review and Prospects.......................22

Item 6.   Directors, Senior Management and
          Employees..........................................................28

Item 7.   Major Shareholders and Related Party
          Transactions.......................................................32

Item 8.   Financial Information..............................................32

Item 9.   The Offer and Listing..............................................34

Item 10.  Additional Information.............................................35

Item 11.  Quantitative and Qualitative Disclosures about Market
          Risk...............................................................38

Item 12.  Description of Securities Other Than Equity
          Securities.........................................................38

PART II

Item 13.  Defaults, Dividend Arrearages and
          Delinquencies......................................................39

Item 14.  Material Modifications to the Rights of Security Holders
          and Use of Proceeds................................................39

Item 15.  Reserved

Item 16.  Reserved

PART III

Item 17.  Financial
          Statements.........................................................40

Item 18.  Financial
          Statements.........................................................40

Item 19.  Exhibits

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

          The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries (the "Company") with respect to the fiscal years ended December 31, 2001, 2000 and 1999 and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2001 and 2000 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal year ended December 31, 1998 and the fiscal period ended December 31, 1997 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 1999 and 1998 and the fiscal period ended December 31, 1997 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                       Fiscal Year                  Fiscal Period
                                                          Ended                         Ended
                                                       December 31                   December 31
                                -----------------------------------------------------------------------
                                     2001          2000         1999           1998         1997


(in US$, except share data)

INCOME STATEMENT DATA:
Charter hire
  revenues                     $  61,534,355 $  76,335,975  $ 40,275,925  $  45,039,385  $  42,138,180
Net operating income           $  43,140,556 $  57,935,758  $ 21,842,043  $  26,605,385  $  26,573,686
Net income                     $  33,915,432 $  48,723,745  $ 12,572,476  $  17,385,820  $  19,479,297
Earnings per share
 - basic and diluted           $        1.98 $        2.85  $       0.74  $        1.02  $        1.61
Cash dividends per share       $        4.24 $        2.66  $       1.80  $        2.36           1.26

BALANCE SHEET DATA
  (at December 31):
Cash and cash
  equivalents                  $     278,268 $     247,370  $     70,695  $     315,223  $     217,374
Vessels under capital
  lease, net                   $ 354,593,912 $ 372,186,772  $389,779,632  $ 407,372,491  $ 424,965,352
Total assets                   $ 366,204,004 $ 404,739,841  $403,265,501  $ 428,293,722  $ 458,067,222
Long-term debt
  (including current
  portion)                     $ 125,397,399 $ 125,397,399  $127,078,937  $ 133,805,088  $ 140,531,239
Shareholders' equity           $ 229,077,216 $ 277,218,288  $273,980,543  $ 292,188,066  $ 315,158,247
Common Shares                  $     171,000 $     171,000  $    171,000  $     171,000  $     171,000
Common shares
  outstanding                     17,100,000    17,100,000    17,100,000     17,100,000     17,100,000



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

The value of our vessels may fluctuate and also depends on whether Shell International renews its charters which could result in a lower share price

          Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the termination of their charters or earlier at the time of their sale. It is very possible that the value of our vessels could be well below both their implied value based on the trading price for our shares and their present market value without the Shell International charters. While the trading price for our shares depends on many factors, the failure of Shell International to renew the charters could result in a lower market price for our shares. Based on the closing price of $15.75 for our common shares on April 29, 2002, taking into account our total indebtedness of $125.4 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels with the Shell International charter was $78.9 million. The market value of a similar vessel, without charter, may be significantly lower than the implied value of our vessels.

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

Incurrence of expenses or liabilities may reduce or eliminate distributions

          We have made distributions quarterly since April 1997, in an aggregate amount equal to the charterhire received from Shell International less our cash expenses and less any reserves required in respect of any contingent liabilities. It is possible that we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In particular, toward the end of the term of the charters in 2004, we are likely to have additional expenses and may have to set aside amounts for future payments of interest and principal. Our loan agreements prohibit the declaration and payment of dividends if we are in default under them. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board. We cannot assure you that we will pay dividends in the amounts anticipated or at all.

If we cannot refinance our loans, we may have to sell our vessels, which may leave no additional funds for distributions to shareholders

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

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

          Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Subsidiaries"), five very large crude oil carriers ("VLCCs") (the "Vessels"), and certain related activities. The Company charters the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed (the "Charter Guarantees") by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charterer and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. References herein to the Company include the Company and the Subsidiaries, unless otherwise indicated.

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

          In February, 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 Common Shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"). ICB has since disposed of almost all of those shares. ICB is a Swedish oil tanker owning and operating company which until December 29, 1999, was publicly traded. ICB has been a subsidiary of Frontline Ltd. ("Frontline"), a Bermuda publicly traded oil tanker owning and operating company since September 23, 1999 when Frontline through purchases of shares became the indirect owner of more than 90 % of the shares and votes in ICB. As of December 31, 2001, ICB International owns approximately 0.01 % of the outstanding Common Shares. ICB Shipping (Bermuda) Limited (the "Manager"), another wholly-owned subsidiary of ICB and of which Frontline is the ultimate parent, manages the business of the Company.

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

          On the Delivery Date, the U.K. Lessor paid to the Subsidiaries an amount equal to $439.8 million in the aggregate and each Subsidiary delivered its related Vessel to the Charterer as agent for the U.K. Lessor. Each Subsidiary procured the opening of a letter of credit (each a "Letter of Credit" and, collectively, the "Letters of Credit") by a major commercial bank (each an "LC Bank" and, collectively, the "LC Banks") from which the U.K. Lessor will be paid rental and other payments due under the U.K. Finance Leases. The Subsidiaries also established letter of credit reimbursement accounts (each a "LC Account" and, collectively, the "LC Accounts") with the LC Banks, as security for their respective obligations to reimburse the LC Banks for amounts paid under the Letters of Credit. Interest on the LC Accounts will be added to such security, and, therefore, will not benefit the Company.

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

          Protection and indemnity insurance covers the legal liability of the Charterer, the Subsidiaries and, as required, their respective associated companies or managers for their shipping activities. This includes the legal liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. The Company expects that the Charterer will obtain coverage to the fullest extent from time to time available on normal terms from members of the International Group of P&I Associations (currently approximately $4.25 billion, with the exception of oil pollution liability, which has been available up to $500 million per Vessel per accident increasing to $1.0 billion from February 20, 2000). The Company believes that the Charterer has entered each of the Vessels into a P&I Association that is a member of the International Group of P&I Associations. As a member of a mutual association, the Charterer (and, under certain circumstances, a Subsidiary) will be subject to calls payable to the association based on its claim records as well as the claim record of all other members of the association.

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

Environmental Regulation--IMO.

          In April 2001, the International Maritime Organization, or IMO, the United Nations' agency for maritime safety, revised its regulations governing tanker design and inspection requirements. The proposed regulations, which are expected to become effective September 2002 provided they are ratified by the IMO member states, provide for a more aggressive phase-out of single hull oil tankers as well as increased inspection and verification requirements. They provide for the phase-out of most single hull oil tankers by 2015 or earlier, or, subject to approval by the vessel's flag state until 2017, depending on the age of the vessel and whether or not the vessel complies with requirements for protectively located segregated ballast tanks. Segregated ballast tanks use ballast water that is completely separate from the cargo oil and oil fuel system. Segregated ballast tanks are currently required by the IMO on crude oil tankers constructed after 1983. The changes which are intended to reduce the likelihood of oil pollution in international waters, will result in scrapping of most tankers built prior to 1980 in the period until 2007.

          The proposed regulation identifies three categories of tankers based on cargo carrying capacity and the presence or absence of protectively located segregated ballast tanks. Under the new IMO regulations, single-hull oil tankers with carrying capacities of 20,000 deadweight, or dwt, tons and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with IMO requirements for protectively located segregated ballast tanks will be phased out no later than 2007. Single-hull oil tankers with similar carrying capacities which do comply with IMO requirements for protectively located segregated ballast tanks are to be phased out by 2015, or under certain conditions, 2017, depending on the date of delivery of the vessel. All other single-hull oil tankers with carrying capacities of 5,000 dwt and above and not falling into one of the above categories will also be phased out by 2015, depending on the date of delivery of the vessel.

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

Environmental Regulation--OPA/CERCLA

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

Environmental Regulation--Other

          Although the U.S. is not a party to these conventions, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, or CLC. Under this convention, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of oil, subject to some complete defenses. Liability is limited to approximately $270 per gross registered ton or approximately $28.3 million, whichever is less. If, however, the country in which the damage results is a party to the 1992 Protocol to the CLC, the maximum liability rises to $74.9 million. The limit of liability is tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault and under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states which are party to this convention must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

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

Proposed EU Regulations

          The International Maritime Organization has approved an accelerated timetable for the phase-out of single hull oil tankers. The new regulations, expected to take effect in September 2002 provided they are ratified by the IMO member states, require the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether or not it has segregated ballast tanks. Under the new regulations the maximum permissible age for single hull tankers after 2007 will be 26 years, as opposed to 30 years under current regulations. The amendments to the International Convention for the Prevention of Marine Pollution from Ships 1973, as amended in 1978, accelerates the phase-out schedule previously set by the IMO in 1992. The European Union has already adopted a directive incorporating the IMO regulations so that port states may enforce them.

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

        - Single-hull oil tankers larger than 20,000 dwt in which the cargo tank area is partly protected by segregated ballast tank. This category is proposed to be phased out by 2015.

        - Single-hull tankers below 20,000 dwt. This category is proposed to be phased out by 2015.

          In addition, Italy has announced a ban of single hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. This ban will be placed on oil product carriers, effective December 31, 2003. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

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

D.  PROPERTY, PLANT AND EQUIPMENT

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

The calculated spot market related rates for each of the years ended December 31, 2001, 2000 and 1999 were:

2001                                 2000             1999
First Quarter                 $    68,506       $    21,713       $    31,003
Second Quarter                $    42,949       $    38,684       $    18,330
Third Quarter                 $    25,163       $    59,056       $    17,498
Fourth Quarter                $    33,360       $    78,145       $    15,421

The strengthening of the spot market rates that commenced in 2000 continued during the first half of 2001 before there was a significant weakening in the spot market that has continued through to the first quarter of 2002. As a consequence, additional hire was paid in the first, second and fourth quarters of 2001 but not in the third. The charterhire payment for the fourth quarter of 2001 was received in January 2002.

The Tanker Market

          In the first quarter of 2000 the tanker market showed significant improvement which continued into the early part of 2001. This strengthening of the market arose from a number of factors. After production quota cuts in 1999, OPEC responded to market demand by increasing output in 2000. Due to the weak market in 1999 and early 2000 a substantial number of tankers were scrapped which together with higher oil production created a balance between demand and supply in the tanker market. The VLCC rates as a consequence started to improve from the end of the first quarter of 2000 and continued to strengthen through the year, with fourth quarter earnings averaging more than $70,000 per day. This was a sharp improvement compared to the corresponding figures for 1999 when modern VLCCs earned $21,000 per day on average for the year and less then $16,000 per day in the forth quarter. In early 2001, OPEC reduced production quotas to accommodate a seasonal reduction in oil demand with the aim to keep OPEC crude oil prices within the range of US$22-28 per barrel. As a result, tanker rates started to decline in 2001 compared to the record rates seen in the fourth quarter of 2000. OPEC instituted a further export cut in September 2001 and this, together with a general global economic slowdown, led to a steep fall in rates. Further quota cuts have been implemented in 2002 and rates at the end of the first quarter of 2002 remain at low levels.

As a result of declining freight rates, the age composition of the VLCC fleet and new IMO rules that set a definite date for the trading life of older tankers, scrapping of older VLCC tonnage increased in the second half of 2001 and a total of approximately 40 VLCCs were removed from the active fleet in 2001 as they were sold for scrap, lost or converted for use in the offshore industry. The trend has continued in 2002 and so far in the year approximately 20 VLCCs have been sold for scrap. The current VLCC orderbook for delivery in the next 3 years stands at approximately 80 vessels.

Critical Accounting Policies and Estimates

The Company's accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

The most significant accounting estimates inherent in the preparation of the Company's financial statements include estimates associated with the determination of (i) the estimated useful lives of the Company's vessels, and
(ii) the estimated fair values of the Company's interest rate swap agreements. Various assumptions and other factors underlie the determination of these significant estimates.

The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic and industry conditions, present and expected conditions in the financial markets, and in some cases, the credit worthiness of counter parties to contracts held by the Company. The Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR
ENDED DECEMBER 31, 2000

Charterhire

          In 2001, charterhire revenue totaled $61,534,335, a decrease of 19% compared with $76,335,975 in the year ended December 31, 2000. In 2000, the Company benefited from the strengthening in the tanker market and, in accordance with the terms of the Charters, received Additional Hire. This strong market continued in the first half of 2001 but thereafter there was a weakening of the market such that Additional Hire was not received in the third quarter and only $363,860 was received for the fourth quarter. The Additional Hire, which is calculated on a quarterly basis, totalled $21,258,410 for the year, equivalent to an average of $11,648 per day per vessel compared with $35,949,705 in 2000, equivalent to an average of $19,645 per day per vessel.

Operating Expenses

          Operating expenses decreased in 2001 due to a reduction in administrative expenses. This was achieved primarily through a reduction in the premium paid for the Company's directors' and officers' liability insurance. The Company does not incur and does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest Income And Expense

          Interest income, being interest on bank deposits, increased by $19,898 to $205,374 in 2001. This reflects the higher cash balances during the first part of 2001 due to the additional revenues in this period.

          Interest expense increased by 0.8% to $9,008 839 in 2001 from $8,933,869 in 2000. Interest expense relates entirely to the Primary Loan in 2001 and 2000, with the exception of $5,101 relating to the Amortizing Loan in 2000. Amortization of the Credit Facility expense, the main component of other financial costs, was $371,543 in 2001 and 2000. In addition, during 2001 and 2000, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

          Total assets of the Company at December 31, 2001, were $366,204,004 compared with $404,739,841 at December 31, 2000. The Company's shareholders' equity at December 31, 2001, was $229,077,216 compared with $277,218,288 at December 31, 2000. This decrease in shareholders' equity of $48,141,072 is due to net income for 2001 of $33,915,432 less distributions to the shareholders of $72,504,000. In addition, with the adoption of SFAS 133, discussed in greater detail in Note 2 to the Notes to Consolidation Financial Statements, the Company has recorded the fair value of its interest rate swap agreement. The interest rate swap is designated as a cash flow hedge against future variable-rate interest payments on the Company's debt. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company is recording changes in the fair value of the interest rate swap each period as an asset or a liability, as appropriate, with an equal adjustment to accumulated other comprehensive income, which is a component of shareholders' equity. At December 31, 2001 the derivative liability was $9,552,504 reflecting the unfavorable fair value of the interest rate swap at that date.

Cash generated from operating activities in 2001 was $72,534,898 of which $72,504,000 was distributed to shareholders.

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

Recently Issues Accounting Standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material effect on the Company's consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

C.  RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

          Not applicable

D.  TREND INFORMATION

          The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company - Business Overview - Industry Conditions.

          According to preliminary data from industry sources, which the Company has not verified, there was no, or only marginal, increase in global oil demand in 2001 compared with 2000. OPEC production, which has a significant impact on demand for VLCCs, declined on a quarterly basis through 2001 and average OPEC supply in 2001 fell below that of 2000. OPEC supply in the first half on 2002 is expected to be significantly lower than the corresponding period of 2001.

As a consequence of lower OPEC production, and especially lower exports from the Middle East Gulf, VLCC rates declined significantly in the second half of 2001 and to date in 2002. Lower rates have resulted in scrapping of 1970's built tonnage and the VLCC count is lower today than a year ago.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

          Set forth below are the names and positions of the directors and executive officers of Knightsbridge Tankers Limited (the "Company").

The Company

Name                          Age         Position
----                          ---         ---------

Ola Lorentzon                 52          Director and Chairman
Tor Olav Troim                39          Director and Vice-Chairman
Douglas C. Wolcott            70          Director
David M. White                60          Director
Timothy J. Counsell           43          Director
Kate Blankenship              37          Chief Financial Officer and Secretary

          Pursuant to a Management Agreement with the Company, the Manager provides management, administrative and advisory services to the Company. Set forth below are the names and positions of the directors and executive officers of the Manager.

Name                         Age         Position
----                         ---         --------

Kate Blankenship             37          Director, Chairman and Secretary
Tom E. Jebsen                44          Director and Vice-Chairman
Timothy J. Counsell          43          Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon has also been a director and President of ICB since 1987 and has been Managing Director of Frontline Management AS, a subsidiary of Frontline, since April 2000. Mr. Lorentzon is a director of the United Kingdom Protection and Indemnity Club. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Tor Olav Troim has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Troim has been a director of Frontline since July 1, 1996. Mr. Troim also serves as a director of ICB and Frontline Management AS, both subsidiaries of Frontline. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. He is also a director of Northern Offshore Ltd. and Golar LNG Limited, both Bermuda companies listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Troim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. Mr. Wolcott previously served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of London & Overseas Freighters Limited. He is currently a director of the American Bureau of Shipping and One Mind Connect, Inc.

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

Timothy J. Counsell has been a director of the Company since March 27, 1998 and a director of the Manager since May 14, 1999. Mr. Counsell is a partner of the law firm of Appleby Spurling & Kempe, Bermudian counsel to the Company and has been with that firm since 1990. Mr. Counsell is currently a director of BT Shipping Limited and of Benor Tankers Ltd, alternate director of Bona Shipholding Ltd and Resident Representative of Mosvold Shipping.

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

Tom E. Jebsen has been a director of the Manager since March 2000. Mr. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club and Hugin AS, an internet company.

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

B.  COMPENSATION

          Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 2001, the directors received from the Manager $72,000 in fees in the aggregate. No separate compensation was paid to the Company's officers. The Manager expects to pay the same directors' fee for the year 2002 as was paid to directors for 2001.

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

E.  SHARE OWNERSHIP

          As of April 30, 2002, none of the directors or officers of the Company owned any Common Shares.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

          The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

          The following table presents certain information regarding the current ownership of the Common Shares with respect to (i) each person who is known by the Company to own more than 5 per cent of the Company's outstanding Ordinary Shares; and (ii) all directors and officers as a group as of April 30, 2002.

                                                  ORDINARY SHARES
OWNER                                            AMOUNT  PER CENT

Smith Barney Asset Management                 1,152,534         6.7%
Goldman, Sachs & Co.                            985,180         5.8%
AIG Global Investment Group, Inc.               899,340         5.3%

There are no differences in the voting rights of the major shareholders.

          As of April 30, 2002, none of the directors or officers of the Company owned any Common Shares.

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

Dividend Policy

          The Company policy is to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Currently, the Company does not have any material cash expenses other than (i) a management fee of $750,000 per annum, payable to the Manager (the "Management Fee") (ii) certain directors' and officers' liability insurance premiums in the current amount of $60,000 per annum, (iii) the agent bank annual fee of $50,000 and (iv) payment of interest on the Primary Loan. Until January 15, 2000, when the Amortizing Loans were satisfied, the Company also paid interest and principal on the Amortizing Loans (which were equivalent to the amounts of Supplemental Hire). Any lease payments under the U.K. Finance Leases are expected to be paid under the Letters of Credit or otherwise by the Charterer, and therefore are not considered cash expenses of the Company and are not expected to reduce amounts available to the Company for the payment of distributions to shareholders.

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

          In 2001, 2000 and 1999, the Company paid the following distributions to shareholders.

RECORD DATE                       PAYMENT DATE              AMOUNT PER SHARE

2001
January 26, 2001                  February 9, 2001              $1.68
April 27, 2001                        May 11, 2001              $1.39
July 26, 2001                       August 9, 2001              $0.72
October 25, 2001                  November 8, 2001              $0.45

2000
January 28, 2000                 February 11, 2000              $0.44
April 27, 2000                        May 12, 2000              $0.44
July 24, 2000                       August 7, 2000              $0.61
October 26, 2000                  November 8, 2000              $1.17

1999
January 25, 1999                  February 9, 1999              $0.45
April 26, 1999                        May 11, 1999              $0.45
July 27, 1999                      August 11, 1999              $0.45
October 26, 1999                 November 10, 1999              $0.45

          Because the Primary Loan matures after the initial term of the Charters and must be repaid or refinanced at such time, the Company may, in the last year of the initial term of a Charter, set aside amounts for payment of interest and principal which would be due on the related Primary Loan following termination of such Charter in the event the Charterer does not renew such Charter or the Company cannot arrange to recharter or sell the Vessel as of the expiration date of such Charter. In addition, the Company may have to set aside amounts in the last year of the initial term of a Charter in anticipation of costs that may be incurred in connection with the resale or rechartering of the Vessel in the event the Charterer does not renew such Charter. These amounts would not be available for the payment of distributions to shareholders at such time.

          It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders during February of each year in order that they may make such election. For the year ended December 31, 2001, the Company mailed such tax information to its shareholders in February, 2002.

B.  SIGNIFICANT CHANGES

Not Applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C

          The following table sets forth, for the four most recent fiscal years and the period during 1997 during which the Company's Common Shares were traded on the Nasdaq National Market, the annual high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                  HIGH              LOW
FISCAL YEAR ENDED DECEMBER 31
2001                                             $27.800          $14.320
2000                                             $25.250          $11.938
1999                                             $21.875          $11.500
1998                                             $30.750          $18.500

FISCAL PERIOD ENDED DECEMBER 31
1997                                             $33.375          $20.375


The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                  HIGH              LOW
FISCAL YEAR ENDED DECEMBER 31, 2001
First quarter                                    $25.188          $20.000
Second quarter                                   $27.800          $20.000
Third quarter                                    $22.690          $14.320
Fourth quarter                                   $18.900          $15.000
FISCAL YEAR ENDED DECEMBER 31, 2000
First quarter                                    $18.750          $11.938
Second quarter                                   $20.750          $15.750
Third quarter                                    $25.250          $18.375
Fourth quarter                                   $24.000          $18.250

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                  HIGH              LOW

February 2002                                    $16.150          $15.450
January 2002                                     $17.530          $15.400
December 2001                                    $17.020          $15.000
November 2001                                    $16.820          $15.020
October 2001                                     $18.900          $16.120
September 2001                                   $18.240          $14.320

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

F.  DIVIDENDS AND PAYING AGENTS

Not Applicable

G.  STATEMENT BY EXPERTS

Not Applicable

H.  DOCUMENTS ON DISPLAY

          The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and
Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

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

          The Company's borrowings under the Credit Facility at December 31, 2001 of $125,397,399 bear interest at a floating rate which is reset quarterly based on the underlying London interbank eurocurrency market. Interest payments are made quarterly, and the Credit Facility expires August 27, 2004. The fair value of the Credit Facility at December 31, 2001 is equal to the carrying amount of the facility at the same date.

          The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Credit Facility. The swap has a notional amount equal to the outstanding principal under the Credit Facility and the swap expires on the same date as that of the Credit Facility. At December 31, 2001, the pay-fixed interest rate of the swap was 6.74% and the receive-variable rate was 2.82%. As a hedge against the Credit Facility, the swap effectively resulted in a fixed borrowing rate to the Company of 7.14% at December 31, 2001. Periodic cash settlements under the swap agreement occur quarterly corresponding with the interest payments under the Credit Facility. The fair value of the interest rate swap agreement was an unfavorable $9,552,504 at December 31, 2001 calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

          Not Applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

          Not Applicable

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

          Not Applicable

ITEM 15.  RESERVED


ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

          Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

          The following financial statements listed below and set forth on pages F-1 through F-13 together with the independent auditors' report of Deloitte & Touche AB thereon, are filed as part of this annual report:

Index to Financial Statements

                                                                           Page

Independent Auditors' Report                                               F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of                                          F-2
December 31, 2001 and 2000

Consolidated Statements of Operations                                      F-3
for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Comprehensive Income                            F-4
for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Cash Flows                                      F-5
for the years ended December 31, 2001, 2000 and 1999

Consolidated Statements of Changes in                                      F-6
Shareholders' Equity for the years ended
December 31, 2001, 2000 and 199

Notes to Consolidated Financial Statements                                 F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2001 and 2000 and the related consolidated statements of operations, comprehensive income,  cash  flows  and  shareholders'  equity  for  each of the  years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three- year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."


Deloitte & Touche AB
Stockholm, Sweden
May 10, 2002

                          KNIGHTSBRIDGE TANKERS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                        AS AT DECEMBER 31, 2001 AND 2000
                                (in U.S. Dollars)

                                                      2001            2000
ASSETS

Current assets
Cash and cash equivalents                             278,268         247,370
Charter hire receivable                            10,515,600      31,116,700
Prepaid expenses                                       15,342          16,573
                                                  -----------     -----------

Total current assets                               10,809,210      31,380,643

Vessels under capital lease, net                  354,593,912     372,186,772
Capitalized financing fees and expenses, net          800,882       1,172,426
                                                  -----------     -----------

TOTAL ASSETS                                      366,204,004     404,739,841
                                                  ===========     ===========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accrued expenses and other current
liabilities                                         2,176,885       2,124,154
                                                  -----------     -----------

Total current liabilities                           2,176,885       2,124,154

Credit facility                                   125,397,399     125,397,399
Interest rate swap agreement at fair value          9,552,504               -
                                                  -----------     -----------

Total liabilities                                 137,126,788      127,521553

Commitments and contingencies

Shareholders' equity
Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                 171,000         171,000
Contributed capital surplus account               238,458,720     273,809,543
Accumulated other comprehensive income (loss)
  Net unrealized loss on derivative instrument     (9,552,504)              -
Retained earnings                                           -       3,237,745
                                                  -----------     -----------
Total shareholders' equity                        229,077,216     277,218,288
                                                  -----------     -----------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                              366,204,004     404,739,841
                                                  ===========     ===========

          See accompanying notes to consolidated financial statements.


                          KNIGHTSBRIDGE TANKERS LIMITED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                (in U.S. Dollars)


                                              2001           2000              1999


Charterhire revenue                   $    61,534,335  $  76,335,975     $  40,275,925

Operating expenses:
Depreciation of vessels under
  capital leases                           17,592,860     17,592,860        17,592,860
Management fee                                750,000        750,000           750,000
Administration expenses                        50,919         57,357            91,022
                                      ---------------  -------------      ------------
Net operating income                       43,140,556     57,935,758        21,842,043


Interest income                               205,374        185,476           401,087
Interest expense                           (9,008,839)    (8,933,869)       (9,249,110)
Other financial expenses                     (421,659)      (463,620)         (421,544)
                                      ---------------  -------------      ------------
Net income                            $    33,915,432  $  48,723,745     $  12,572,476
                                      ===============  =============     =============


Earnings per common share
  - basic and diluted                           $1.98          $2.85             $0.74

Weighted average number of
  shares outstanding                       17,100,000     17,100,000        17,100,000

          See accompanying notes to consolidated financial statements.




                          KNIGHTSBRIDGE TANKERS LIMITED
                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                (in U.S. Dollars)

                                                         2001           2000              1999


Net income                                           $ 33,915,432  $  48,723,745     $  12,572,476

Other comprehensive income (loss):
Cumulative effect of change in accounting for
  derivative instruments and hedging activities        (3,496,905)             -                 -
Net unrealized loss on derivative
  instrument during the year                           (6,055,599)             -                 -
                                                     ------------   ------------      ------------
Total other comprehensive income (loss)                (9,552,504)             -                 -
                                                     ------------   ------------      ------------
Comprehensive income                                 $ 24,362,928   $ 48,723,745      $ 12,572,476
                                                     ============   ============      ============

          See accompanying notes to consolidated financial statements.



                          KNIGHTSBRIDGE TANKERS LIMITED
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                (in U.S. Dollars)



                                                     2001           2000              1999


Cash flows from operating activities

Net income                                      $ 33,915,432  $  48,723,745      $ 12,572,476

Items to reconcile net income to net cash
provided by operating activities:
Depreciation                                      17,592,860     17,592,860        17,592,860
Amortization of capitalized financing
  fees and expenses                                  371,544        371,543           371,543

Changes in operating assets and liabilities:
Charter hire receivable and prepaid expenses      20,602,331   (19,262,068)         6,819,292
Accrued expenses and other
  current liabilities                                 52,731       (81,867)           (94,547)
                                                ------------   ------------        ----------
Net cash provided by
  operating activities                            72,534,898    47,344,213         37,261,624

Cash flows from financing activities

Repayments of loan                                         -    (1,681,538)        (6,726,153)
Distributions to shareholders                    (72,504,000)  (45,486,000)       (30,779,999)
                                                 -----------   -----------        -----------

Net cash used in financing
  activities                                     (72,504,000)  (47,167,538)       (37,506,152)

Net increase (decrease) in cash
and cash equivalents                                  30,898       176,675           (244,528)
Cash and cash equivalents at beginning of year       247,370        70,695            315,223
                                                 -----------   -----------        -----------
Cash and cash equivalents at end of year        $    278,268  $     247,370      $     70,695
                                                 ===========   ===========        ===========
Supplemental cash flow information:

Interest paid                                   $  8,955,981  $   9,065,736      $  9,254,563

          See accompanying notes to consolidated financial statements.




                          KNIGHTSBRIDGE TANKERS LIMITED
                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                (in U.S. Dollars)


                                                       2001           2000          1999


SHARE CAPITAL
Balance at beginning of year                         171,000        171,000         171,000
Shares issued                                              -              -               -
Shares bought back                                         -              -               -
-------------------------------------------------------------------------------------------
Balance at end of year                               171,000        171,000         171,000
-------------------------------------------------------------------------------------------

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at beginning of year                     273,809,543    273,809,543     292,017,066
Distributions to shareholders                    (35,350,823)             -    (18,207,523)
-------------------------------------------------------------------------------------------
Balance at end of year                           238,458,720    273,809,543     273,809,543
-------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year                               -              -               -
Other comprehensive income (loss)                 (9,552,504)             -               -
-------------------------------------------------------------------------------------------
Balance at end of year                            (9,552,504)             -               -
-------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                       3,237,745              -               -
Net income                                        33,915,432     48,723,745      12,572,476
Distributions to shareholders                    (37,153,177)   (45,486,000)   (12,572,476)
-------------------------------------------------------------------------------------------
Balance at end of year                                     -      3,237,745              -
-------------------------------------------------------------------------------------------
Total Stockholders' Equity                       229,077,216    277,218,288     273,980,543
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.


                          KNIGHTSBRIDGE TANKERS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

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

OWNERSHIP AND MANAGEMENT OF THE COMPANY

In February, 1997, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), an indirect wholly-owned subsidiary of ICB Shipping Aktiebolag (publ) ("ICB"), a Swedish publicly traded oil tanker owning and operating company. As of December 31, 2000, ICB International owned approximately 0.84% of the outstanding Common Shares.

ICB Shipping (Bermuda) Limited (the "Manager") manages the business of the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of Knightsbridge Tankers Limited and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

COMPREHENSIVE INCOME

Comprehensive income is defined as the change in the Company's equity during the year from transactions and other events and circumstances from nonowner sources. Comprehensive income of the Company includes not only net income but also unrealized losses on derivative instruments used in cash flow hedges of future variable-rate interest payments on the Company's debt. Such items are reported as accumulated other comprehensive income (loss), a separate component of shareholders' equity, until such time as the amounts are included in net income.

LEASES

In connection with the original Vessels purchase transaction, the Company entered into a conditional sale/leaseback transaction with a third party banking institution. The lease agreements do not encumber or obligate the Company's current or future cash flows and has no effect on the Company's financial position. The leasebacks have been classified as capital leases by the Company. Accordingly, during the term of the leases, the Vessels will remain on the Company's consolidated balance sheet and the relevant subsidiaries will retain title to the related Vessel.

The Company has subleased the Vessels to a third party in the form of bareboat charters. Such Charters are classified as operating leases by the Company.

CASH AND CASH EQUIVALENTS

For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

CHARTER HIRE RECEIVABLE

There is a concentration of credit risk in that all revenues are due solely from the Charterer.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

Interest rate swap agreements are contractual agreements between the Company and other parties to exchange the net difference between a fixed and variable interest rate periodically over the life of the contract without the exchange of the underlying principal amount of the agreement. The interest rate swaps were executed as integral elements of the Company's original financing transactions and risk management policies to achieve specific interest rate management objectives. At the time of obtaining its original financing, the Company entered into pay-fixed, receive-floating interest rate swap agreements to hedge its exposure to future cash flow variability resulting from variable interest rates on the Company's debt. The Company has not entered into any derivative contracts for speculative or trading purposes.

On January 1, 2001 the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivatives Instruments and Hedging Activities," as amended. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Upon the adoption of SFAS No. 133 the Company recorded the fair value of its interest rate swap agreements which were designated as cash flow hedges against future variable-rate interest payments on the Company's debt. The amount recorded as a transition derivative liability was $3,496,905 and an equal amount was recorded as accumulated other comprehensive income (loss), which is a component of shareholders' equity. Subsequent to adopting SFAS No. 133 on January 1, 2001, the derivative liability has been adjusted to its current fair value with equal adjustments to accumulated other comprehensive income (loss) reflecting the effectiveness of the cash flow hedge. The adoption of SFAS No. 133 had no impact upon the Company's consolidated net income for the year ended December 31, 2001.

Prior to the change in accounting principle referred to in the preceding paragraph, settlement hedge accounting was used by the Company whereby the fair values of the interest rate swap agreements were not recorded on the balance sheet. As the swap agreements effectively altered the interest-rate characteristics of the hedged debt, the interest rate differential between the swap agreeements and the underlying hedged debt was accrued as interest rates changed and recognized as an adjustment to interest expense.

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

NEW ACCOUNTING STANDARDS

In December 1999, the U.S. Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements". SAB 101, as amended, summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in the financial statements. The adoption of SAB 101 in the fourth quarter of fiscal 2000 by the Company did not have a material effect on the Company'sconsolidated financial position or results of operations.

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material effect on the Company's consolidated financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

3.   VESSELS UNDER CAPITAL LEASE

                                               2001             2000
 (in US Dollars)
Cost                                      $439,821,545      $439,821,545
Accumulated depreciation                   (85,227,633)      (67,634,773)
                                          ------------      ------------

Net book value at end of year             $354,593,912      $372,186,772
                                          ------------      ------------


4.   CAPITALIZED FINANCING FEES AND EXPENSES

Capitalized financing fees and expenses are amortised on a straight-line basis over the life of the Credit Facility. The capitalized financing fees and expenses are comprised of the following amounts:

                                               2001             2000

(in US Dollars)
Capitalized financing fees and expenses   $  2,600,804      $  2,600,804
Accumulated amortization                    (1,799,922)       (1,428,378)
                                          ------------      ------------

Net book value at end of year             $    800,882      $  1,172,426
                                          ------------      ------------

5.   CREDIT FACILITY AND RELATED INTEREST RATE SWAP AGREEMENT

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

During 2000, the final portion of the Amortizing Loan was repaid. The outstanding Credit Facility of $125.4 million as of December 31, 2001 consists of the Primary Loan and is repayable in its entirely during the year ending December 31, 2004. The variable rate on the Primary Loan was 2.82% at December 31, 2001.

At the time of entering into the Credit Facility, the Company entered into an interest rate swap agreement with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co., to hedge the future variable rate interest payments on the Primary Loan. The cash flow hedge effectively fixes the Company's interest rate obligations on the Primary Loan at the rate of approximately 7.14% per annum. The terms of the interest rate swap agreement outstanding at December 31, 2001 are as follows:

Notional amount                                                 $125,397,399
Trade date                                                  February 6, 1997
Effective date                                             February 27, 1997
Termination date                                             August 27, 2004
Pay-fixed rate                                                         6.74%
Receive-variable rate                                                  2.43%

The fair value of the interest rate swap agreement was an unfavorable $9,552,504 at December 31, 2001 calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap. The Company's accounting policy applied to the interest rate swap agreement changed effective January 1, 2001 and is described in more detail in Note 2. The credit risk under the swap agreement is not considered to be significant due to the counterparty's high credit rating.

6.   LEASES

The minimum future revenues, in the form of operating lease rentals, to be received on the Charters as of December 31, 2001 is as follows:

        Year ending December 31:
        2002                                                   $40,275,925
        2003                                                    40,275,925
        2004                                                     6,400,010
                                                               -----------
        Total minimum lease rentals                            $86,951,860
                                                               -----------

7.   TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

8.   RELATED PARTY TRANSACTION

On February 12, 1997, the Company entered into a management agreement with ICB under which ICB provides certain administrative, management and advisory services to the Company for an amount of $750,000 per year. The management agreement will terminate in 2012 unless earlier termination is approved.

ITEM 19.  EXHIBITS

 Number                         Description of Exhibit
--------           ---------------------------------------------------

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

                                     KNIGHTSBRIDGE TANKERS LIMITED


                                 By: /s/Ola Lorentzon
                                     ---------------------
                                     Ola Lorentzon
                                     Chairman


Dated:  May 10, 2002




01655.0002 #324323