Form 20-F
period 2002-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2003-05-16
CIK 1029145

UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)
[ ]                  REGISTRATION   STATEMENT  PURSUANT  TO
                     SECTION 12(b) OR (g) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                       OR
[X]               ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2002

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

                  Yes     X               No
                        -----                 -----

Indicate by check mark which financial statement item the registrant has elected to follow.

                  Item 17                 Item 18    X
                          -----                    -----

                                TABLE OF CONTENTS

                                     PART I

Item 1.       Identity of Directors, Senior Management and Advisors          1

Item 2.       Offer Statistics and Expected Timetable                        1

Item 3.       Key Information                                                1

Item 4.       Information on the Company                                     6

Item 5.       Operating and Financial Review and Prospects                  16

Item 6.       Directors, Senior Management and Employees                    21

Item 7.       Major Shareholders and Related Party Transactions             24

Item 8.       Financial Information                                         24

Item 9.       The Offer and Listing                                         26

Item 10.      Additional Information                                        27

Item 11.      Quantitative and Qualitative Disclosures about Market Risk    28

Item 12.      Description of Securities Other Than Equity Securities        29

                                     PART II

Item 13.      Defaults, Dividend Arrearages and Delinquencies               30

Item 14.      Material Modifications to the Rights of Security
              Holders and Use of Proceeds                                   30

Item 15.      Controls and Procedures                                       30

Item 16.      Reserved

                                    PART III

Item 17.      Financial Statements                                          31

Item 18.      Financial Statements                                          31

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable


ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable


ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries (the "Company") with respect to the fiscal years ended December 31, 2002, 2001, and 2000 and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2002 and 2001 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal years ended December 31, 1999 and 1998 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 2000, 1999 and 1998 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                      Year Ended December 31

                                            2002           2001           2000          1999            1998

(in US$, except share data)
INCOME STATEMENT DATA:
Charter hire
  revenues                            $  40,275,925  $  61,534,355  $  76,335,975  $  40,275,925  $ 45,039,385
Net operating income                  $  21,877,636  $  43,140,556  $  57,935,758  $  21,842,043  $ 26,605,385
Net income                            $  12,550,786  $  33,915,432  $  48,723,745  $  12,572,476  $ 17,385,820
Earnings per share
 - basic and diluted                  $        0.73  $        1.98  $        2.85  $        0.74  $       1.02
Cash dividends per share              $        1.81  $        4.24  $        2.66  $        1.80  $       2.36
BALANCE SHEET DATA
  (at December 31):
Cash and cash
  equivalents                         $     226,215  $     278,268  $     247,370  $      70,695  $    315,223
Vessels under capital
  lease, net                          $ 337,001,052  $ 354,593,912  $ 372,186,772  $ 389,779,632  $ 407,372,491
Total assets                          $ 347,824,729  $ 366,204,004  $ 404,739,841  $ 403,265,501  $ 428,293,722
Long-term debt
  (including current
  portion)                            $ 125,397,399  $ 125,397,399  $ 125,397,399  $ 127,078,937  $ 133,805,088
Shareholders' equity                  $ 208,639,114  $ 229,077,216  $ 277,218,288  $ 273,980,543  $ 292,188,066
Common Shares                         $     171,000  $     171,000  $     171,000  $     171,000  $     171,000
Common shares
  outstanding                            17,100,000     17,100,000     17,100,000     17,100,000     17,100,000

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    demand for oil and oil products;

     o    global and regional economic conditions;

     o    the distance oil and oil products are to be moved by sea; and

     o    changes in seaborne and other transportation patterns

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;

     o    the scrapping rate of older vessels; and

     o    the number of vessels that are out of service.

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

Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance at any time after the expiration or termination of our current charters with Shell International (or earlier if a decrease adversely affects VLCC charterhire rates for shipments from the Arabian Gulf.) Among the factors which could lead to such a decrease are:

     o    increased crude oil production from non-Arabian Gulf areas;

     o    increased refining capacity in the Arabian Gulf area;

     o increased use of existing and future crude oil pipelines in the Arabian Gulf area;

     o a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

     o    armed conflict in the Arabian Gulf and political or other factors; and

     o the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

The value of our vessels may fluctuate and also depends on whether Shell International renews its charters which could result in a lower share price

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. These factors will affect the value of our vessels at the termination of their charters or earlier at the time of their sale. It is very possible that the value of our vessels could be well below both their implied value based on the trading price for our shares and their present market value without the Shell International charters. While the trading price for our shares depends on many factors, the failure of Shell International to renew the charters could result in a lower market price for our shares. Based on the closing price for our common shares on April 30, 2003, taking into account our total indebtedness of $125.4 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels with the Shell International charter was $66.9 million. The market value of a similar vessel, without charter, may be significantly lower than the implied value of our vessels.

Company Specific Risk Factors

Because our charters expire in 2004, unless extended at the option of the charterer, we may incur additional expenses and not be able to recharter our vessels profitably

Each of our charters with Shell International expires approximately seven years after the date of delivery of each vessel to us, which could be as early as February 2004, unless extended at the option of the charterer for an additional period of approximately seven years, on eight months' prior written notice. The charterer has the sole discretion to exercise that option under one or more of the charters. We cannot predict whether the charterer will exercise that option under one or more of the charters. The charterer will not owe any fiduciary or other duty to us or our shareholders in deciding whether to exercise the extension option, and the charterer's decision may be contrary to our interests or those of our shareholders.

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

If we cannot refinance our loans, we may have to sell our vessels, which may leave no additional funds for distributions to shareholders

Whether or not Shell International renews our charters, our outstanding loan facility will mature in August 2004, seven years and six months after the date of delivery of the related vessel, and we will be obligated to repay or refinance the related loan at that time. There is no assurance that we will be able to repay or refinance those loans. In addition, even if Shell International renews the charters for one or more of our vessels, but we are unable to refinance the related loan facility on acceptable terms, we may be forced to attempt to sell the vessels subject to the charters. Depending on the market value for our vessels at the time, it is possible that there could be no funds left to distribute to our shareholders.

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

In February 1997, upon the exercise by the underwriters of their overallotment option, the Company offered and sold to the public 16,100,000 Common Shares at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International Limited ("ICB International"), a company which since 1999 has been an indirect wholly-owned subsidiary of Frontline Ltd. ("Frontline"), a Bermuda publicly traded oil tanker owning and operating company. As of December 31, 2002, ICB International owns approximately 0.01 % of the outstanding Common Shares. ICB
Shipping (Bermuda) Limited (the "Manager"), another indirect wholly-owned subsidiary of Frontline, manages the business of the Company.

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

Pursuant to the Charters, each Vessel is chartered for an initial term of seven years (ending in February 2004). Each Charter is subject to extension at the option of the Charterer for an additional period of seven years plus, subject to the notice requirement described below, at the option of the Charterer, up to 90 days plus up to 30 days thereafter upon at least eight months' prior notice of such extension, which notice shall be irrevocable. The obligation of the Charterer to pay charterhire for the Vessels commenced on the Delivery Date. The Charterer is obligated to give written notice (which shall be irrevocable), not less than three months prior to the seventh or as applicable, the fourteenth, anniversary of the Delivery Date (February 2004 and February 2011, respectively), of the number of days, if any, by which the original term or the extended term, respectively, of a Charter will extend beyond such anniversary.

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

Environmental and Other Regulations

International conventions and national, state and local laws and regulations of the jurisdictions where our tanker operates or is registered significantly affect the ownership and operation of our tanker. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tanker. Future non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental Regulation--IMO

The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o 25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

          (1) they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

          (2) they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea

     o 30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements.

The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tankers denial of access to, or detention in, some ports. Both the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers. As a result of the oil spill in November 2002 from the loss of the m.t. Prestige, it is likely that more stringent maritime safety rules will be imposed by the IMO and other regulatory agencies in the future. The m.t. Prestige was a 26 year old single hulled tanker owned and operated by a company that is not affiliated with us.

Environmental Regulation--OPA/CERCLA

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the U.S. or its territories or possessions, or whose vessels operate in the waters of the U.S., which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the U.S. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances whether on land or at sea.

Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include injury to natural resources and real and personal property, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. These "responsible parties" are not be liable under OPA if the spill results solely from the act or omission of a third party, an act of God or an act of war. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation.

CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

OPA requires owners and operators of vessels to establish and maintain with the Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. Owners or operators of tankers operating in the waters of the U.S. must also file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans.

Under OPA, with limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that will come into effect November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.1 million plus $858 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $122.1 million. The current maximum amount is approximately $81.2 million. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies; and
(3) accelerate the phasing in of double-hull tankers on the same schedule as that required under OPA. The European Union adopted a legislative resolution confirming an accelerated phase-out schedule for single-hull tankers in line with the schedule adopted by the IMO. Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001.

In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

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


ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.  OPERATING RESULTS

In February, 1997, the Company offered and sold to the public 16,100,000 Common Shares at the initial public offering price of $20 per share. Simultaneously the Company sold 1,000,000 Common Shares at a price of $20 per share to ICB International.

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

The calculated spot market related rates for each of the years ended December 31, 2002, 2001, and 2000 were:

                       2002             2001             2000

First Quarter      $  16,327         $  68,506        $  21,713
Second Quarter     $  13,057         $  42,949        $  38,684
Third Quarter      $   9,093         $  25,163        $  59,056
Fourth Quarter     $  31,347         $  33,360        $  78,145

The strengthening of the spot market rates that commenced in 2000 continued during the first half of 2001 before there was a significant weakening in the spot market that continued through the first three quarters of 2002. As a consequence, no Additional Hire was paid during this period. The fourth quarter of 2002 saw strengthening market rates, however, the rebound was not significant enough to result in the payment of Additional Hire.

The Tanker Market

After a very strong period in 2000 and first half of 2001, VLCC rates started to decline as the global economy slowed down and OPEC decided to cut production to maintain oil prices in the OPEC band of US$22-28 per barrel. The tanker market showed no improvement in 2002 until the beginning of the fourth quarter where a seasonal increase in demand and requirement for restocking enticed OPEC countries  to increase  production.  The strike in  Venezuela  in December  2002 resulted in a loss of short-haul oil to the United States and the lost production needed to be replaced from more distant suppliers. This resulted in steeply rising tanker rates and at the end of 2002 VLCCs were fixed in the spot market at close to US$100,000 per day in time charter equivalent earnings. The strong market continued into the first quarter of 2003. Due to low freight rates in the first three quarters modern VLCC's are estimated to have earned, as an average for 2002, approximately only US$22,000 per day compared to US$34,000 per day in 2001. The lengthy period of slow activity led to the scrapping of 35 VLCCs in 2002.

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

YEAR ENDED DECEMBER 31, 2002 COMPARED TO YEAR
ENDED DECEMBER 31, 2001

Charterhire

In 2002, charterhire revenue totaled $40,275,925, a decrease of 35% compared with $61,534,335 in the year ended December 31, 2001. In 2001 the Company received total Additional Hire of $21,258,410, primarily relating to earnings in the first half of the year. In the second half of 2001 the market began to weaken and this continued into 2002 with no recovery until the fourth quarter of 2002. The strengthening in the fourth quarter was not sufficient to require any Additional Hire payment and therefore no Additional Hire was paid in fiscal 2002.

Operating Expenses

Operating expenses increased in 2002 due to an increase in administrative expenses. This was the result of an increase in the premium paid for the Company's directors' and officers' liability insurance. The Company does not incur and does not expect to incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest Income and Expense

Interest income decreased by $172,334 to $33,040 in 2002. This reflects the lower cash in 2002 due to the lack of Additional Hire revenues in this period.

Interest expense decreased by 0.8% to $8,938,483 in 2002 from $9,008,839 in 2001. Interest expense relates entirely to the Primary Loan in 2002 and 2001. Amortization of the Credit Facility expense, the main component of other financial costs, was $371,543 in 2002 and 2001. In addition, during 2002 and 2001, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO YEAR
ENDED DECEMBER 31, 2000

Charterhire

In 2001, charterhire revenue totaled $61,534,335, a decrease of 19% compared with $76,335,975 in the year ended December 31, 2000. In 2000, the Company benefited from the strengthening in the tanker market and, in accordance with the terms of the Charters, received Additional Hire. The Additional Hire, which is calculated on a quarterly basis, totalled $21,258,410 for 2001, equivalent to an average of $11,648 per day per vessel compared with $35,949,705 in 2000, equivalent to an average of $19,645 per day per vessel.

Operating Expenses

Operating expenses decreased in 2001 due to a reduction in administrative expenses. This was achieved primarily through a reduction in the premium paid for the Company's directors' and officers' liability insurance.

Interest Income and Expense

Interest income increased by $19,898 to $205,374 in 2001. This reflects the higher cash balances during the first part of 2001 due to the additional revenues in this period.

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

B.  LIQUIDITY AND CAPITAL RESOURCES

Total assets of the Company at December 31, 2002, were $347,824,729 compared with $366,204,004 at December 31, 2001. The Company's shareholders' equity at December 31, 2002, was $208,639,114 compared with $229,077,216 at December 31,
2001. This decrease in shareholders' equity of $20,438,102 is due to net income for 2002 of $12,550,786 less distributions to the shareholders of $30,951,000. In addition, with the adoption of SFAS 133, the Company has recorded the fair value of its interest rate swap agreement. The interest rate swap is designated as a cash flow hedge against future variable-rate interest payments on the Company's debt. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The Company is recording changes in the fair value of the interest rate swap each period as an asset or a liability, as appropriate, with an equal adjustment to accumulated other comprehensive income, which is a component of shareholders' equity. At December 31, 2002 the derivative liability was $11,590,392 compared with $9,552,504 at December 31, 2001, reflecting the unfavorable fair value of the interest rate swap at that date.

Cash generated from operating activities in 2002 was $30,898,947 and $30,951,000 was distributed to shareholders.

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

Recently Issues Accounting Standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material impact on the Company's consolidated financial position or results of operations In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". The objectives of SFAS No. 144 are to address significant issues relating to the implementation of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and to develop a single accounting model based on the framework established in SFAS No. 121 for long-lived assets to be disposed of by sale. SFAS No. 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. Additionally, the standard expands the scope of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 but did not have any impact on the Company's consolidated financial position or results of operations. The remaining provisions become effective in 2003, but management does not expect that such provisions will have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. Management does not expect that the adoption of the SFAS No. 146 will have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management does not expect that the adoption of the recognition and measurement provisions of Interpretation 45 will have a material impact on the Company's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the adoption of Interpretation 46 will have a material impact on the Company's consolidated financial position or results of operations.

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable

D.   TREND INFORMATION

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company
- Business Overview - Industry Conditions.

According to preliminary data from industry sources, which the Company has not verified, there was a marginal increase in global oil demand in the fourth quarter of 2002 compared with 2001. OPEC production, which has a significant impact on demand for VLCCs, declined on a quarterly basis through the first three quarters of 2002 and average OPEC supply in this period fell below that of 2001. With the strong market continuing in the first quarter of 2003, OPEC supply in the first half on 2003 is expected to be higher than the corresponding period of 2002.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.   DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name                     Age           Position
----                     ---           ---------

Ola Lorentzon            53            Director and Chairman
Tor Olav Troim           40            Director, Chief Executive
                                          Officer and Vice-Chairman
Douglas C. Wolcott       71            Director
David M. White           61            Director
Timothy J. Counsell      44            Director
Kate Blankenship         38            Chief Financial Officer and Secretary

Pursuant to a Management Agreement with the Company, the Manager provides management, administrative and advisory services to the Company. Set forth below are the names and positions of the directors and executive officers of the Manager.

Name                     Age           Position
----                     ---           --------

Kate Blankenship         38            Director, Chairman and Secretary
Tom E. Jebsen            45            Director and Vice-Chairman
Timothy J. Counsell      44            Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon has also been Managing Director of Frontline Management AS, a subsidiary of Frontline, since April 2000. Mr. Lorentzon was a director of the United Kingdom Protection and Indemnity Club until 2002. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

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

Douglas C. Wolcott has been a director of the Company since September 18, 1996. Mr. Wolcott has also served as President of Chevron Shipping Corporation until 1994. Mr. Wolcott previously served as Deputy Chairman and Director of the United Kingdom Protection and Indemnity Club and as a director of London & Overseas Freighters Limited. He is currently a director of the American Bureau of Shipping.

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

B.   COMPENSATION

Pursuant to the Management Agreement, the Manager pays from the Management Fee the annual directors' fees of the Company. For 2002, the directors received from the Manager $82,000 in fees in the aggregate. No separate compensation was paid to the Company's officers. The Manager expects to pay the same directors' fees for the year 2003 as was paid to directors for 2002.

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

E.   SHARE OWNERSHIP

As of April 30, 2003, none of the directors or officers of the Company owned any Common Shares.


ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

The Company is not aware of any person who owns more than 5 per cent of the Company's outstanding Ordinary Shares as of April 30, 2003.

As of April 30, 2003, none of the directors or officers of the Company owned any Common Shares of the Company.

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

In 2002, 2001 and 2000, the Company paid the following distributions to shareholders.

RECORD DATE                         PAYMENT DATE           AMOUNT PER SHARE

2002
January 25, 2002                   February 8, 2002                $0.46
April 25, 2002                          May 8, 2002                $0.45
July 25, 2002                        August 7, 2002                $0.45
October 25, 2002                   November 7, 2002                $0.45

2001
January 26, 2001                   February 9, 2001                 $1.68
April 27, 2001                         May 11, 2001                 $1.39
July 26, 2001                        August 9, 2001                 $0.72
October 25, 2001                   November 8, 2001                 $0.45

2000
January 28, 2000                  February 11, 2000                 $0.44
April 27, 2000                         May 12, 2000                 $0.44
July 24, 2000                        August 7, 2000                 $0.61
October 26, 2000                   November 8, 2000                 $1.17


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

It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company is a passive foreign investment company ("PFIC"), and as a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company intends to provide all necessary tax information to shareholders during February of each year in order that they may make such election. For the year ended December 31, 2002, the Company mailed such tax information to its shareholders in February, 2003.

B.   SIGNIFICANT CHANGES

Not Applicable


ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the Nasdaq National Market, the annual high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                HIGH                  LOW
FISCAL YEAR ENDED DECEMBER 31
2002                                          $18.850              $11.510
2001                                          $27.800              $14.320
2000                                          $25.250              $11.938
1999                                          $21.875              $11.500
1998                                          $30.750              $18.500

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                HIGH                  LOW
FISCAL YEAR ENDED DECEMBER 31, 2002
First quarter                                 $18.700              $15.500
Second quarter                                $18.850              $14.360
Third quarter                                 $14.620              $11.770
Fourth quarter                                $15.490              $11.510
FISCAL YEAR ENDED DECEMBER 31, 2001
First quarter                                 $25.188              $20.000
Second quarter                                $27.800              $20.000
Third quarter                                 $22.690              $14.320
Fourth quarter                                $18.900              $15.000

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

                                                HIGH                  LOW

April 2003                                    $14.600              $12.240
March 2003                                    $14.410              $13.590
February 2003                                 $14.850              $13.590
January 2003                                  $17.560              $14.120
December 2002                                 $14.650              $15.490
November 2002                                 $14.790              $13.750

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

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

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

The Company's borrowings under the Credit Facility at December 31, 2002 of $125,397,399 bear interest at a floating rate which is reset quarterly based on the underlying London interbank eurocurrency market. Interest payments are made quarterly, and the Credit Facility expires August 27, 2004. The fair value of the Credit Facility at December 31, 2002 is equal to the carrying amount of the facility at the same date.

The Company has entered into an interest rate swap transaction to hedge the interest rate variability on the Credit Facility. The swap has a notional amount equal to the outstanding principal under the Credit Facility and the swap expires on the same date as that of the Credit Facility. At December 31, 2002, the pay-fixed interest rate of the swap was 6.74% and the receive-variable rate was 2.22%. As a hedge against the Credit Facility, the swap effectively resulted in a fixed borrowing rate to the Company of 7.11% for the year ended December 31, 2002. Periodic cash settlements under the swap agreement occur quarterly corresponding with the interest payments under the Credit Facility. The fair value of the interest rate swap agreement was an unfavorable $11,590,392 at December 31, 2002 (2001- unfavourable $9,552,504) calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap.


ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
          HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15.  CONTROLS AND PROCEDURES

(a)  Evaluation of disclosure controls and procedures.

     Within the 90 days prior to the date of this report, the Company carried out an evaluation, under the supervision and with the participation of the Company's manager ICB Shipping Bermuda, including the Company's Chief Executive Officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Changes in internal controls

     There have been no significant changes in the Company's internal controls or in other factors that could have significantly affected those controls subsequent to the date of the Company's most recent evaluation of internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.


ITEM 16.  RESERVED

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable


ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 together with the independent auditors' report of Deloitte & Touche AB thereon, are filed as part of this annual report:

Index to Financial Statements

                                                                         Page

Independent Auditors' Report                                              F-1

Consolidated Financial Statements:

Consolidated Balance Sheets as of                                         F-2
December 31, 2002 and 2001

Consolidated Statements of Operations                                     F-3
for the years ended December 31, 2002, 2001and 2000

Consolidated Statements of Comprehensive Income                           F-4
for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Cash Flows                                     F-5
for the years ended December 31, 2002, 2001 and 2000

Consolidated Statements of Changes in                                     F-6
Shareholders' Equity for the years ended December 31, 2002,
  2001 and 2000

Notes to Consolidated Financial Statements                                 F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2002 and 2001 and the related consolidated statements of operations, comprehensive income, cash flows and shareholders' equity for each of the three years in the period ended December 31, 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2002 and 2001 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."



Deloitte & Touche AB
Stockholm, Sweden
May 7, 2003

                                         KNIGHTSBRIDGE TANKERS LIMITED
                                          CONSOLIDATED BALANCE SHEETS
                                       AS OF DECEMBER 31, 2002 AND 2001
                                               (in U.S. Dollars)

                                                               2002                      2001
ASSETS
Current assets
Cash and cash equivalents                                    226,215                   278,268
Charter hire receivable                                   10,151,740                10,515,600
Prepaid expenses                                              16,384                    15,342
                                                  ------------------         -----------------

Total current assets                                      10,394,339                10,809,210

Vessels under capital lease, net                         337,001,052               354,593,912
Capitalized financing fees and expenses, net                 429,338                   800,882
                                                  ------------------         -----------------

TOTAL ASSETS                                             347,824,729               366,204,004
                                                  ==================         ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accrued expenses and other current liabilities             2,197,824                 2,176,885
                                                  ------------------         -----------------

Total current liabilities                                  2,197,824                 2,176,885

Credit facility                                          125,397,399               125,397,399
Interest rate swap agreement at fair value                11,590,392                 9,552,504
                                                  ------------------         -----------------

Total liabilities                                        139,185,615               137,126,788

Commitments and contingencies                                      -                         -

Shareholders' equity
Common shares, par value $0.01 per share:
Authorized and outstanding 17,100,000                        171,000                   171,000
Contributed capital surplus account                      220,058,506               238,458,720
Accumulated other comprehensive income (loss) -
  Net unrealized loss on derivative instrument           (11,590,392)               (9,552,504)
Retained earnings                                                  -                         -
                                                  ------------------         -----------------
Total shareholders' equity                               208,639,114               229,077,216
                                                  ------------------         -----------------

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY                                     347,824,729               366,204,004
                                                  ==================         =================

                         See accompanying notes to consolidated financial statements.

                                         KNIGHTSBRIDGE TANKERS LIMITED
                                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                               (in U.S. Dollars)


                                             2002                2001                 2000
Charterhire revenue                   $  40,275,925         $  61,534,335        $  76,335,975
Operating expenses:
Depreciation of vessels under
  capital leases                         17,592,860            17,592,860           17,592,860
Management fee                              750,000               750,000              750,000
Administration expenses                      55,429                50,919               57,357
                                        ------------        -------------         ------------
Net operating income                     21,877,636            43,140,556           57,935,758


Interest income                              33,040               205,374              185,476
Interest expense                         (8,938,483)           (9,008,839)          (8,933,869)
Other financial expenses                   (421,407)             (421,659)            (463,620)
                                        ------------        -------------        -------------

Net income                            $  12,550,786         $  33,915,432        $  48,723,745
                                        ============        =============        =============

Earnings per common share
  - basic and diluted                         $0.73                 $1.98                $2.85

Weighted average number of
  shares outstanding                     17,100,000            17,100,000           17,100,000


                         See accompanying notes to consolidated financial statements.

                                         KNIGHTSBRIDGE TANKERS LIMITED
                                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                             FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                               (in U.S. Dollars)

                                            2002                 2001                 2000
Net income                            $  12,550,786         $  33,915,432        $  48,723,745

Other comprehensive income (loss):
Cumulative effect of change in
  accounting for
  derivative instruments
  and hedging activities                         -             (3,496,905)                   -
Net unrealized loss on derivative
  instrument during the year             (2,037,888)           (6,055,599)                   -

Total other comprehensive income (loss)  (2,037,888)           (9,552,504)                   -
                                      -------------         -------------        -------------
Comprehensive income                  $  10,512,898         $  24,362,928        $  48,723,745
                                      =============         =============        =============


                         See accompanying notes to consolidated financial statements.

                                         KNIGHTSBRIDGE TANKERS LIMITED
                                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                               (in U.S. Dollars)

                                            2002                 2001                 2000
Cash flows from operating activities

Net income                            $  12,550,786         $  33,915,432        $  48,723,745

Items to reconcile net income to net
  cash provided by operating
  activities:
Depreciation                             17,592,860            17,592,860           17,592,860
Amortization of capitalized financing
  fees and expenses                         371,544               371,544              371,543
Changes in operating assets
  and liabilities:
      Charter hire receivable
      and prepaid expenses                  362,818            20,602,331          (19,262,068)
      Accrued expenses and other
          current liabilities                20,939                52,731              (81,867)
                                       ------------         -------------        -------------
Net cash provided by
  operating activities                   30,898,947            72,534,898           47,344,213

Cash flows from financing activities

Repayments of loan                                -                   -             (1,681,538)
Distributions to shareholders           (30,951,000           (72,504,000)         (45,486,000)
                                       ------------         -------------        -------------
Net cash used in financing
  activities                            (30,951,000)          (72,504,000)         (47,167,538)

Net increase (decrease) in cash
  and cash equivalents                      (52,053)               30,898              176,675
Cash and cash equivalents at
  beginning of year                        278,268                247,370               70,695
                                       ------------         -------------        ------------

Cash and cash equivalents at
  end of year                         $     226,215         $     278,268        $    247,370
                                      =============         =============        =============

Supplemental cash flow information:

Interest paid                         $   8,917,488         $   8,955,981        $   9,065,736


                         See accompanying notes to consolidated financial statements.

                                         KNIGHTSBRIDGE TANKERS LIMITED
                          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                             FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000
                                               (in U.S. Dollars)

                                            2002                 2001                 2000
SHARE CAPITAL
Balance at the beginning of the year  $     171,000         $     171,000        $     171,000
Shares issued                                     -                     -                    -
Shares bought back                                -                     -                    -
----------------------------------------------------------------------------------------------
Balance at the end of the year              171,000               171,000              171,000
----------------------------------------------------------------------------------------------

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at the beginning of the year    238,458,720           273,809,543          273,809,543
Distributions to shareholders           (18,400,214)          (35,350,823)                   -
----------------------------------------------------------------------------------------------
Balance at the end of the year          220,058,506           238,458,720          273,809,543
----------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE
   INCOME (LOSS)
Balance at the beginning of the year    (9,552,504)                     -                    -
Other comprehensive income (loss)       (2,037,888)            (9,552,504)                   -
----------------------------------------------------------------------------------------------
Balance at the end of the year         (11,590,392)            (9,552,504)                   -
----------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at the beginning of the year              -             3,237,745                    -
Net income                               12,550,786            33,915,432           48,723,745
Distributions to shareholders          (12,550,786)           (37,153,177)         (45,486,000)
----------------------------------------------------------------------------------------------
Balance at the end of the year                    -                     -            3,237,745
----------------------------------------------------------------------------------------------
Total Stockholders' Equity            $ 208,639,114         $ 229,077,216        $ 277,218,288
----------------------------------------------------------------------------------------------

                     See accompanying notes to consolidated financial statements.

                          KNIGHTSBRIDGE TANKERS LIMITED
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
              FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1.   DESCRIPTION OF BUSINESS

General

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers (the "Vessels"), and certain related activities. The Vessels are owned through wholly-owned subsidiaries (the "Subsidiaries").

The Company charters the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charter and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. The term of each of these Charters is a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of approximately 14 years per Charter. The initial seven year term expires in February 2004. The Charterer is required to notify Knightsbridge by the end of June 2003 as to whether it intends to exercise the option to extend the charter period.


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

Ownership and management of the company

In February, 1997, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), a company which since 1999 has been an indirect wholly-owned subsidiary of Frontline Ltd., a Bermuda publicly traded oil tanker owning and operating company. As of December 31, 2002, ICB International owned approximately 0.01% of the outstanding Common Shares.

ICB Shipping (Bermuda) Limited (the "Manager"), an indirect wholly-owned subsidiary of Frontline Ltd., manages the business of the Company.

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

Impairment of long-lived assets

Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of by sale are reported at the lower of carrying amount and fair value less estimated costs to sell.

Distributions to shareholders

Distributions  to  shareholders  are applied  first to retained  earnings.  When
retained  earnings  are  not  sufficient,   distributions  are  applied  to  the
contributed capital surplus account.

New accounting standards

In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" which requires the application of the purchase method in accounting for business combinations including the identification of the acquiring enterprise for each transaction. SFAS No. 141 applies to all business combinations initiated after June 30, 2001 and all business combinations accounted for by the purchase method that are completed after June 30, 2001. The adoption of SFAS No. 141 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 applies to all acquired intangible assets whether acquired singly, as part of a group, or in a business combination. The adoption of SFAS No. 142 by the Company on January 1, 2002 did not have any impact on the Company's consolidated financial position or results of operations.

In June 2001, the FASB issued SFAS No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. SFAS No. 143 is effective for fiscal years beginning after December 15, 2002. Management has not completed their evaluation of the impact of SFAS No. 143 on the Company's results of operations or financial position. However, management does not expect that the adoption of the SFAS No. 143 on January 1, 2003 will have a material impact on the Company's consolidated financial position or results of operations.

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

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 but did not have any impact on the Company's consolidated financial position or results of operations. The remaining provisions become effective in 2003, but management does not expect that such provisions will have a material impact on the Company's consolidated financial position or results of operations.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company is required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. Management does not expect that the adoption of the SFAS No. 146 will have a material impact on the Company's consolidated financial position or results of operations.

In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. Management does not expect that the adoption of the recognition and measurement provisions of Interpretation 45 will have a material impact on Company's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation 46, "Consolidation of Variable Interest Entities." In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply immediately to variable interest entities created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Management does not expect that the adoption of Interpretation 46 will have a material impact on Company's consolidated financial position or results of operations.

3.   VESSELS UNDER CAPITAL LEASE

                                             2002                  2001
(in US Dollars)
Cost                                  $   439,821,545       $   439,821,545
Accumulated depreciation                 (102,820,493)          (85,227,633)
                                      ----------------      ---------------

Net book value at end of year         $   337,001,052       $   354,593,912
                                      ---------------       ---------------

4.   CAPITALIZED FINANCING FEES AND EXPENSES

Capitalized financing fees and expenses are amortised on a straight-line basis over the life of the Credit Facility. The capitalized financing fees and expenses are comprised of the following amounts:

                                             2002                  2001

(in US Dollars)
Capitalized financing fees and
  expenses                            $     2,600,804       $     2,600,804
Accumulated amortization                   (2,171,466)           (1,799,922)
                                      ---------------       ---------------

Net book value at end of year         $       429,338       $       800,882
                                      ---------------       ---------------

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

During 2000, the final portion of the Amortizing Loan was repaid. The outstanding Credit Facility of $125.4 million as of December 31, 2002 consists of the Primary Loan and is repayable in its entirely in August 2004. The variable rate on the Primary Loan was 2.22% at December 31, 2002.

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

The terms of the interest rate swap agreement outstanding at December 31, 2002 are as follows:

Notional amount   $125,397,399
Trade date                                          February 6, 1997
Effective date                                     February 27, 1997
Termination date  August 27, 2004
Pay-fixed rate                                                 6.74%
Receive-variable rate                                          2.22%

The fair value of the interest rate swap agreement was an unfavorable $11,590,392 at December 31, 2002 (2001 - $9,552,504) calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap. The Company's accounting policy applied to the interest rate swap agreement changed effective January 1, 2001 and is described in more detail in
Note 2. The credit risk under the swap agreement is not considered to be significant due to the counterparty's high credit rating.

6.       LEASES

The minimum future revenues, in the form of operating lease rentals, to be received on the Charters as of December 31, 2002 is as follows:

         Years ending December 31:

         2003                                             40,275,925
         2004                                              6,400,010
                                                         -----------
         Total minimum lease rental revenues             $46,675,935
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

8.   RELATED PARTY TRANSACTION

On February 12, 1997, the Company entered into a management agreement with ICB under which ICB provides certain administrative, management and advisory services to the Company for an amount of $750,000 per year. The management agreement will terminate in 2012 unless earlier termination is approved pursuant to the terms of the agreement.

ITEM 19.  EXHIBITS

Number    Description of Exhibit
------    ---------------------------------------------------

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

3.25.3 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.**

3.25.4 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.**

3.25.5 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Cedarhurst as assignor and GSI as agent.**

3.26 Execution version of ISDA Master Agreement dated February 6, 1997 between GSCM and the Company.**

3.27 Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.27(a) Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.27(b) Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

3.28 Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.**

3.29 Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.**

3.31 Execution version of Share Purchase Agreement dated February 12, 1997 between the Company and ICB International (incorporated by reference from Exhibit 10.37 of the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

99.1 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.

99.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer of the Company.

99.3 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer of the Company.

99.4 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer of the Company.

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

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/Kate Blankenship
-----------------------

Kate Blankenship
Chief Financial Officer

Dated:  May 12, 2003

01655.0002 #404917