Form 20-F
period 2003-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2004-06-02
CIK 1029145

QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2003
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to

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

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☒

(i)

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

(ii)

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

        Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

        Not Applicable

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

        The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries (the "Company") with respect to the fiscal years ended December 31, 2003, 2002, and 2001 and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2003 and 2002 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal years ended December 31, 2000 and 1999 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 2001, 2000 and 1999 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

	Year Ended December 31
	2003	2002	2001	2000	1999
(in US$, except share data)
INCOME STATEMENT DATA:
Charter hire revenues	$75,246,200	$40,275,925	$61,534,355	$76,335,975	$40,275,925
Net operating income	$56,789,244	$21,877,636	$43,140,556	$57,935,758	$21,842,043
Net income	$47,461,231	$12,550,786	$33,915,432	$48,723,745	$12,572,476
Earnings per share—basic and diluted	$2.78	$0.73	$1.98	$2.85	$0.74
Cash dividends per share	$2.74	$1.81	$4.24	$2.66	$1.80
BALANCE SHEET DATA (at December 31):
Cash and cash equivalents	$6,311,829	$226,215	$278,268	$247,370	$70,695
Vessels under capital lease, net	$319,408,192	$337,001,052	$354,593,912	$372,186,772	$389,779,632
Total assets	$348,442,802	$347,824,729	$366,204,004	$404,739,841	$403,265,501
Long-term debt (including current portion)	$125,397,399	$125,397,399	$125,397,399	$125,397,399	$127,078,937
Shareholders' equity	$215,526,852	$208,639,114	$229,077,216	$277,218,288	$273,980,543
Common Shares	$171,000	$171,000	$171,000	$171,000	$171,000
Common shares outstanding	17,100,000	17,100,000	17,100,000	17,100,000	17,100,000

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

Industry Specific Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

        Our charters with Shell International Petroleum Company Limited ("Shell International") expired in the first quarter of 2004. If the tanker industry, which has been cyclical, is depressed in the future, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

        The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

  •
  demand for oil and oil products;

  •
  global and regional economic conditions;

  •
  the distance oil and oil products are to be moved by sea; and

  •
  changes in seaborne and other transportation patterns.

        The factors that influence the supply of tanker capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older vessels; and

  •
  the number of vessels that are out of service.

        If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our tankers could materially decline.

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

        Any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

  •
  increased crude oil production from non-Arabian Gulf areas;

  •
  increased refining capacity in the Arabian Gulf area;

  •
  increased use of existing and future crude oil pipelines in the Arabian Gulf area;

  •
  a decision by Arabian Gulf oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

  •
  armed conflict in the Arabian Gulf and political or other factors; and

  •
  the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

Some of our vessels operate on a spot charter basis and any decrease in spot charter rates in the future may adversely affect our earnings

        Beginning in 2004, some of our vessels operate on a spot charter basis. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent travelling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs of our spot chartered vessels, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

The value of our vessels may fluctuate and adversely affect our liquidity and may result in breaches under our financial arrangements and sales of our vessels at a loss

        Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. While we have refinanced our previous secured debt during 2004, declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels in the future and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings.

Our operating results may fluctuate seasonally

        We operate our tankers in markets that have historically exhibited seasonal variations in tanker demand and, as a result, in charter rates. Tanker markets are typically stronger in the fall and winter months (the fourth and first quarters of the calendar year) in anticipation of increased oil consumption in the northern hemisphere during the winter months. Unpredictable weather patterns and variations in oil reserves disrupt vessel scheduling.

Company Specific Risk Factors

We may incur additional expenses now that the charters to Shell International have expired and we may not be able to recharter our vessels profitably

        Each of our charters with Shell International has expired and our vessels were redelivered to us in March 2004. At a special meeting of the shareholders held on September 26, 2003, the shareholders of the Company voted to continue the Company in business, authorizing the directors to make alternative arrangements such as attempting to obtain replacement charters for the Shell International charters. As of the date hereof we have procured long-term and medium-term charters for three of our five vessels. We expect that the remaining two vessels will trade on the spot charter market (which is subject to greater fluctuation than the time charter market). These new arrangements for our vessels will likely require us to incur greater expenses which may reduce the amounts available, if any, to pay distributions to shareholders.

We operate in the highly competitive international tanker market and we may not be able to effectively compete which would negatively affect our results of operations

        The operation of tanker vessels and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Competition arises primarily from other tanker owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources than we do. Competition for the transportation of oil and oil products can be intense and depends on price, location, size, age, condition and the acceptability of the tanker and its operators to the charterers. Following the expiration of the Shell International charters in 2004, we compete with other tanker owners, including major oil companies as well as independent tanker companies for charterers. Due in part to the fragmented tanker market, competitors with greater resources could enter and operate larger fleets through acquisitions or consolidations and may be able to offer better prices and fleets, which could result in our achieving lower revenues from our VLCC oil tankers.

Compliance with environmental laws or regulations may adversely affect our operations

        The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

  •
  the U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

  •
  the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

  •
  the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

  •
  the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

  •
  the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

  •
  the U.S. Marine Transportation Security Act of 2002.

        More stringent maritime safety rules are also more likely to be imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

Shipping is an inherently risky business and we may not have adequate insurance

        There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, human error, war, terrorism, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of attack. Future hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, could affect our trade patterns and adversely affect our operations and our revenues, cash flows and profitability. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.

        We cannot assure investors that we will adequately insure against all risks and we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows and place strains on our liquidity and capital resources.

Our revenues may be adversely affected if we do not successfully employ our tankers

        Following the expiration of the Shell International charters in 2004, we have determined to deploy our tankers between spot market voyage charters and time charters. Currently, three of our tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between 2007 and 2009. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

        The spot charter market is highly competitive, and spot market voyage charter rates may fluctuate dramatically based on tanker and oil supply and demand and other factors. We cannot assure you that future spot market voyage charters will be available at rates that will allow us to operate our tankers profitably.

Incurrence of expenses or liabilities may reduce or eliminate distributions

        Our policy has been to pay out available cash, less reserves for contingencies, and we currently intend to continue that policy. However, with the termination of Shell International charters in 2004, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. Our loan agreement prohibits the declaration and payment of dividends if we are in default under such loan agreement. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board. We cannot assure you that we will pay dividends.

We have a limited business purpose which limits our flexibility

        Our bye-laws limit our business to engaging in the acquisition, disposition, ownership, leasing and chartering of our five VLCC oil tankers. As a result, we expect that the only source of operating revenue from which we may pay distributions will be from operating the five VLCCs we currently own under time charter or on the spot market.

Arrests of our tankers by maritime claimants could cause a significant loss of earnings for the related off hire period

        Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the related off-hire period.

        In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us, any of our subsidiaries or our tankers for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency without adequate compensation, resulting in a loss of earnings

        A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.

ITEM 4.    INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

        Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Original Subsidiaries"), five very large crude oil carriers ("VLCCs") (the "Vessels") that were on bareboat charters to Shell International Petroleum Company Limited and certain related activities. References herein to the Company include the Company and all of its subsidiaries, unless otherwise indicated.

        The business of the Company is limited by its Bye-Laws to the transactions described above and related activities including the ownership of subsidiaries engaged in the acquisition, disposition, ownership, leasing and chartering of the Vessels following the termination of the Shell International charters in 2004, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including refinancing its original debt obligation related to its initial public offering (the "Credit Facility). The Company expects that its only source of operating revenue from which the Company may pay distributions to shareholders on its common shares, par value $.01 per share, (the "Common Shares") will be cash payments from subsidiaries to the Company. The Company's Bye-Laws may be amended only upon the affirmative vote of 66 2/3% of the outstanding Common Shares, and the consent of the lender under the Loan Agreement described below.

        The Company used the net proceeds of its initial public offering and bank debt to fund the purchase by the Original Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 (the "Delivery Date"), the Vessels were delivered by the Company to Shell International under long-term "hell and high water" bareboat charters, each with an initial term of seven years, which expired on February 27, 2004.

        Upon expiration of the Shell International charters and the termination of the U.K. finance leases, the Vessels were redelivered to the Original Subsidiaries in March 2004 and transferred to newly-formed, wholly-owned subsidiaries of the Company (the "New Subsidiaries" and together with the Old Subsidiaries, the "Subsidiaries"). Each Vessel was registered in the Republic of the Marshall Islands by the relevant New Subsidiary. The Company also repaid its existing loans and together with the New Subsidiaries entered into a new loan agreement (the "Loan Agreement") with The Royal Bank of Scotland plc (the "Lender"), pursuant to which the Company borrowed $140 million in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of LIBOR plus a margin. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefor, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

        The Loan Agreement contains a number of covenants made by the Company and each of the New Subsidiaries that, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, create liens on assets or dispose of assets. In addition, the Company and the relevant New Subsidiary is subject to additional covenants pursuant to the Loan Agreement pertaining primarily to the maintenance and operation of the Vessels.

B.    BUSINESS OVERVIEW

        We are an international tanker company and our primary business activity is the international seaborne transportation of crude oil. Our fleet consists of five double-hull very large crude oil carriers, one of which was built in 1996 and four of which were built in 1995.

Expired Long-Term Charters

        On February 27, 2004 the long-term "hell and highwater" bareboat charters under which our Vessels were chartered to Shell International expired.

        Pursuant to the Shell International charters, Shell International paid a daily charterhire commencing on the Delivery Date at a rate comprised of two primary components: (i) the Base Rate, a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and (ii) Additional Hire, an additional charterhire equal to the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500, representing daily operating costs over the Base Rate. This charterhire computation enabled the Company to receive the greater of (i) an average of prevailing spot charter rates for VLCCs trading on such routes after deducting daily operating costs of $10,500 during the initial term of the Charters.

New Operations

        Each of the Vessels is now owned by a New Subsidiary and has been renamed and reflagged in the Marshall Islands and is currently deployed either on time charters or in the spot market, operating on routes between the Arabian Gulf and the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port. The following chart provides information on the current deployment of our Vessels:

Vessel Name	Flag	Employment Status	Expiration Date
Camden	Marshall Islands	Time charter	March, 2009
Chelsea	Marshall Islands	Spot market	n/a
Hampstead	Marshall Islands	Time charter	April, 2007
Kensington	Marshall Islands	Time charter	April, 2007
Mayfair	Marshall Islands	Spot Market	n/a

        We believe that operating our Vessels between time charter and the spot market will enable us to take advantage of higher charter rates in the spot market, while maintaining stability through long-term charters.

Management Agreement

        Upon expiration of the Shell International charters in February 2004, we amended our agreement with ICB Shipping (Bermuda) Ltd. (the "Manager") pursuant to which the Manager now assumes operational responsibility for the Vessels and has agreed to recharter the Vessels, subject to the approval of the Board of Directors. Under the Management Agreement the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate in 2012, unless earlier terminated pursuant to the terms thereof, as discussed below.

        For its services under the Management Agreement during the period of the charters with Shell International, the Manager was entitled to a Management Fee equal to $750,000 per annum. In view of the increase in expenses to be borne directly by the Company due to the Company undertaking to perform certain operational responsibilities with respect to the Vessels since the termination of the Charters, the Management Fee has been reduced to $630,000 per year. The Company will be responsible for paying its own administrative expenses including such items as audit fees, legal and professional fees, registrar's fees, and director's and officer's fees and expenses. The Company believes that these management fees are substantially on the same terms that would be obtained from a non-affiliated party. The Manager was not affiliated with the Company, the Charterer or Guarantors at the time these fees were negotiated.

        Pursuant to the Management Agreement, as amended, the Manager is required to pay from the Management Fee, on behalf of the Company, certain of the Company's expenses; provided, however, that the Manager is not obligated to pay, and the Company is required to pay from its own funds (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) the closing of the Company's public offering and all fees and expenses related thereto and to the documents and agreements described herein, including in connection with the Finance Leases, the Credit Facility and the Loan Agreement, (B) any litigation commenced by or against the Company unless arising from the Manager's gross negligence or willful misconduct, and (C) any investigation by any governmental, regulatory or self-regulatory authority involving the Company or the Offerings unless arising from the Manager's gross negligence or willful misconduct, (ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, (iii) all costs in connection with the administration and the registration and listing of the Common Shares, (iv) principal and interest on the Loan, (v) brokerage commissions, if any, payable by the Company, (vi) all costs and expenses required to be incurred or paid by the Company in connection with the redelivery of any Vessel following the expiration or earlier termination of the related charter, (including, without limitation, any drydocking fees and the cost of special surveys and appraisals) and (vii) any amount due to be paid by the Company pursuant to the Loan Agreement. The Manager shall, at its own cost and expense, provide all office accommodation, equipment, office stationery, staff, staff salaries and ancillary office expenses required for the performance of its services as Manager for the Company. Remuneration to technical managers for technical and accounting services with respect to the Vessels is paid directly by the relevant New Subsidiary to the relevant technical manager.

        Notwithstanding the foregoing, the Manager will have no liability to the Company under the Management Agreement for errors of judgment or negligence other than its gross negligence or willful misconduct.

        Upon the expiration of the Shell International charters on February 27, 2004 and the Company's shareholders' decision to continue the Company in business and not sell the Vessels, the Manager became obligated under the Management Agreement to attempt to recharter each Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager will receive a commission equal to 1.25% of the gross freight earned from such rechartering (which is the standard industry commission). The Manager, on behalf of the Company, may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

        The Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66 2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by ICB Shipping Aktiebolag (publ) or its successor as ultimate parent of the Manager. Frontline, with its acquisition of ICB Shipping Aktiebolag (publ), is ICB's successor as ultimate parent of the Manager. The Manager may terminate the Management Agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. Upon any termination of the Management Agreement, the Manager is required to promptly wind up its services thereunder in such a manner as to minimize any interruption to the Company's business and submit a final accounting of funds received and disbursed under the Management Agreement to the Company and any undisbursed funds of the Company in the Manager's possession or control will be promptly paid by the Manager as directed by the Company. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses. In the case of a termination without cause by the Company upon a resolution adopted by the holders of at least 66 2/3% of the Company's Common Shares (as described above) or by the Manager in the case of a "change in control," the Company shall pay to the Manager an amount equal to the present value calculated at a discount rate 5% per annum of all fees which the Manager would have received through the fifteenth anniversary of February 27, 1997, the date the vessels were originally delivered to the Company, in the absence of such termination.

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

        VLCCs are specifically designed for the transportation of crude oil and, due to their size, are used to transport crude oil primarily from the Arabian Gulf to the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). While VLCCs are increasingly being used to carry crude oil from other areas, any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on the Company.

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

        VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. Operating and Financial Review and Prospects—Operating Results—The Tanker Market.

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

Loss and Liability Insurance

        There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. We bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels.

        The Manager is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain hull and machinery and war risks insurance, which includes the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property, and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the Vessels is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 14 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

        We believe that our current insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage, consistent with standard industry practice. However, there is no assurance that all risks are adequately insured against, that any particular claims will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future.

Environmental and Other Regulations

        International conventions and national, state and local laws and regulations of the jurisdictions where our tankers operate or are registered significantly affect the ownership and operation of our tankers. We believe we are currently in substantial compliance with applicable environmental and regulatory laws regarding the ownership and operation of our tankers. However, because existing laws may change or new laws may be implemented, we cannot predict the ultimate cost of complying with all applicable requirements or the impact they will have on the resale value or useful lives of our tankers. Future, non-compliance could require us to incur substantial costs or to temporarily suspend operation of our tankers.

        We believe the heightened environmental and quality concerns of insurance underwriters, regulators and charterers are leading to greater inspection and safety requirements on all vessels and creating an increasing demand for modern vessels that are able to conform to the stricter environmental standards. We maintain high operating standards for our vessels that emphasizes operational safety, quality maintenance, continuous training of our crews and officers and compliance with United States and international regulations. Our vessels are subject to both scheduled and unscheduled inspections by a variety of governmental and private entities, each of which may have unique requirements. These entities include the local port authorities such as the U.S. Coast Guard, harbour master or equivalent, classification societies, flag state administration or country of registry, and charterers, particularly terminal operators and major oil companies which conduct frequent vessel inspections. Each of these entities may have unique requirements that we must comply with.

Environmental Regulation—IMO

        The United Nation's International Maritime Organization, or IMO, has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

  •
  25-year old tankers must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

    (1)    they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

    (2)    they are capable of hydrostatically balanced loading, which means that they are loaded in such a way that if the hull is breached, water flows into the tanker, displacing oil upwards instead of into the sea;

  •
  30-year old tankers must be of double-hull construction or mid-deck design with double-sided construction.

        Also under IMO regulations, a tanker must be of double-hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

  •
  is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

  •
  commences a major conversion or has its keel laid on or after January 6, 1994; or

  •
  completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

        The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2015 to 2010 unless the relevant flag states extend the date to 2015. This proposed amendment will come into effect in April 2005 unless objected to by a sufficient number of member states. We do not know whether any of our vessels will be subject to this accelerated phase-out, but this could result in a number of our vessels being unable to trade in many markets after 2010. Moreover, the IMO may still adopt regulations in the future that could adversely affect the remaining useful lives of our single hull tankers as well as our ability to generate income from them. All of our Vessels are double hull tankers that were built in 1995 or later.

        The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI is expected to be ratified during 2004, and will become effective 12 months after ratification. Annex VI, when it becomes effective, will set limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Manager is formulating a plan to comply with the Annex VI regulations once they come into effect. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect the Manager's ability to manage our ships.

        The IMO's International Safety Management Code, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The Manager will rely upon the safety management system that the Manager and its third party technical managers have developed.

        The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with ISM Code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a Document of Compliance, issued by each flag state, under the ISM Code. All of our vessels and their operators have received ISM certification. The Manager is required to renew these documents of compliance and safety management certificates annually.

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

Environmental Regulation—OPA/CERCLA

        The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances (other than oil) whether on land or at sea.

        Under OPA, vessel owners, operators and bareboat or "demise" charterers are "responsible parties" who are liable regardless of fault, individually and as a group, for all containment costs, clean-up costs and for other damages arising from oil spills from their vessels. These other damages may include natural resources damages and related assessment costs, real and personal property damages, loss of subsistence use of natural resources, the loss of taxes, rents, royalties, profits and earnings capacity resulting from an oil spill and the cost of public services necessitated by an oil spill. OPA limits a responsible party's liability to the greater of $1,200 per gross ton or $10 million per vessel over 3,000 gross tons, subject to adjustment for inflation. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states that have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

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

        OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. The Manager has provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our tankers required to have one.

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

        OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

  •
  address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

  •
  describe crew training and drills; and

  •
  identify a qualified individual with full authority to implement removal actions.

        Vessel response plans for our tankers operating in the waters of the United States have been approved by the U.S. Coast Guard. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. The Manager is responsible for ensuring our Vessels comply with any additional regulations.

Environmental Regulation—Other

        Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus $938 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $133.4 million. The current maximum amount is approximately $81.2 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on January 2, 2004. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

        In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The

European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Commission with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestigeand resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

        In addition, most U.S. states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

        Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (MTSA) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (SOLAS) created a new chapter of the convention dealing specifically with maritime security. The new chapter is scheduled to go into effect in July 2004 and will impose various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security (ISPS) Code. Among the various requirements are:

  •
  on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

  •
  on-board installation of ship security alert systems;

  •
  the development of vessel security plans; and

  •
  compliance with flag state security certification requirements.

        The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Manager will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements will have a material financial impact on our operations.

Inspection by Classification Societies

        Every commercial vessel's hull and machinery is "classed" by a classification society authorised by its country of registry. The classification society certifies that the vessel has been built and maintained in accordance with the rules of such classification society and complies with applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a member. Our vessels have all been certified as "in class." Each vessel is inspected by a surveyor of the classification society every year, every two and a half years and every four to five years. Should any defects be found, the classification surveyor will issue a "recommendation" for appropriate repairs which have to be made by the shipowner within the time limit prescribed.

Competition

        The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent shipowner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

C.    ORGANIZATIONAL STRUCTURE

        The Company has ten wholly-owned Subsidiaries. The following table sets out the details of the Subsidiaries:

Name	Country Of Incorporation	Ownership Interest	Vessel Owned
New Subsidiaries:
KTL Camden, Inc.	Republic of Liberia	100%	Camden
KTL Chelsea, Inc.	Republic of Liberia	100%	Chelsea
KTL Kensington, Inc.	Republic of Liberia	100%	Kensington
KTL Hampstead, Inc.	Republic of Liberia	100%	Hampstead
KTL Mayfair, Inc.	Republic of Liberia	100%	Mayfair
Original Subsidiaries:
Cedarhurst Tankers LDC	Cayman Islands	100%	—
Hewlett Tankers LDC	Cayman Islands	100%	—
Inwood Tankers LDC	Cayman Islands	100%	—
Lawrence Tankers LDC	Cayman Islands	100%	—
Woodmere Tankers LDC	Cayman Islands	100%	—

        The New Subsidiaries acquired the Vessels from the Original Subsidiaries following the expiration of the Shell International charters in February 2004. As of December 31, 2003, the Vessels were owned by the Original Subsidiaries.

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

Vessel Name	Approximate DWT	Hull Type	Date Of Delivery From Builder's Yard
Camden	298,000	Double	June 2, 1995
Chelsea	298,000	Double	August 1, 1995
Mayfair	298,000	Double	September 28, 1995
Kensington	298,000	Double	November 15, 1995
Hampstead	298,000	Double	March 5, 1996

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

        The Vessels are all registered in the Republic of the Marshall Islands.

        Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

        In February 1997, the Company's five Original Subsidiaries existing at that time each purchased one VLCC from their previous owner and immediately delivered the Vessels to Shell International under five separate "hell and high water" bareboat charters, each with a minimum term of seven years that expired on February 27, 2004, plus up to 30 days at Shell International's option.

        Under the charters, Shell International paid the higher of a base rate of hire or a spot market related rate. The charterhire was paid quarterly in arrears and the spot market rate of hire was assessed on a quarterly basis. In each quarter where the spot market related rate was lower than the base rate the charterhire paid was the base rate. In each quarter where the spot market related rate was higher than the base rate, the spot market related rate was paid.

        The base rate was calculated as the aggregate of a bareboat charter component of $22,069 per vessel per day and an operating element of $10,500 per day (over the initial term of the charters) which resulted in a time charter equivalent rate of $32,569 per day.

        The spot market related rate is assessed through a formula agreed between the Company and Shell International and based on market awards provided by the London Tanker Broker Panel. The London Tanker Broker Panel provided for each quarter the average spot rates for three standard notional round voyages for ships similar to the Vessels:

  i)
  Arabian Gulf to Rotterdam with 280,000 tonnes of cargo;

  ii)
  Arabian Gulf to Singapore with 260,000 tonnes of cargo; and

  iii)
  Arabian Gulf to Japan with 260,000 tonnes of cargo.

        The relevant spot rates were weighted with (i) representing 50% and (ii) and (iii) each representing 25% when the spot market related rate is determined.

        The calculated spot market related rates for each of the years ended December 31, 2003, 2002, and 2001 were:

	2003	2002	2001
First Quarter	$61,713	$16,327	$68,506
Second Quarter	$53,186	$13,057	$42,949
Third Quarter	$25,063	$9,093	$25,163
Fourth Quarter	$59,688	$31,347	$33,360

Recent Developments

        Following the expiration of the Shell International charters, the Company has entered into a long-term time charter for one of the Vessels with the Malaysian International Shipping Corporation (MISC). The five-year agreement will help to provide a steady and predictable flow of revenue with secured income of approximately $31,000 per day for the duration of the charter. The arrangement commenced in mid March 2004 upon the redelivery of the Vessel from Shell International.

        Two of the Company's Vessels will be chartered to Tankers International, LLC on medium-term charters each for a period of three years at a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the BITR Index. The Baltic International Trading Route (BITR) Index is reported daily and combines daily spot market rates for 16 international oil routes. Tankers International LLC is a pool for the commercial operations of four large tanker owners and operators: A.P. Moller, Euronav Luxembourg SA., Overseas Shipholding Group, Inc and Reederei "Nord" Klaus E. Oldendorff. The two time charters commenced in April 2004.

        The Company's remaining two vessels are trading on the spot market. It is expected that these two vessels will continue on the spot market although the Company will evaluate market opportunities and employment options that may become available.

Factors Affecting Our Future Results

        The principal factors that are expected to affect our future results of operations and financial position include:

  •
  the earnings of our vessels in the charter market;

  •
  vessel expenses;

  •
  administrative expenses;

  •
  depreciation; and

  •
  interest expense.

        We have derived our historical earnings from the bareboat charters with Shell International. In the future our Vessels may be operated under bareboat charters, time charters, voyage charters and contracts of affreightment. A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

        The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. We will be exposed to such volatility with our Vessels operating on the spot market and it will affect the profit sharing arrangement that we have for our Vessels on time charter to Tankers International, LLC.

        Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. We will bear the operating costs for our Vessels that are operating on the spot market and for the three Vessels that have been fixed under time charters.

        Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors' fees and expenses, registrar's fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses. In accordance with the terms of the Management Agreement, as amended, we will be responsible for such costs from February 1, 2004.

        Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

        Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2003, all of our debt was floating rate debt that was swapped to a fixed rate of approximately 7.14% through the use of an interest rate swap. In March 2004 we refinanced our debt with a loan of $140 million which bears interest at the annual rate of LIBOR plus a margin. We may enter into further interest rate swap arrangements if we believe it is advantageous to do so.

        Although inflation may moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

The Tanker Market

        Fiscal year 2003 started with extremely strong charter rates which were mainly driven by factors such as the strike in Venezuela which interrupted crude oil production and resulted in longer haul imports, a cold winter in the northern hemisphere resulting in increased demand for heating oil and increased consumption in the Far East especially China, all of which have resulted in spot market rates being significantly stronger than in 2002.

        The second and third quarters experienced a weakening in rates as compared to the first quarter, largely due to the recovery of Venezuelan exports following the period of civil unrest. In addition, the outbreak of SARS set off a decline in Chinese oil demand in the second half of 2003, along with the official cessation of hostilities in Iraq, which relieved concerns over the security of oil supplies from the Middle East.

        In the fourth quarter of 2003 VLCC rates rallied back as Chinese demand for oil increased, forcing OPEC to exceed production quotas set earlier in the quarter. Oil demand experienced its strongest growth in 15 years with and increase of approximately 3.5% for the 2003 calendar year.

Critical Accounting Policies and Estimates

        The Company's accounting policies are more fully described in Note 2 of the Notes to Consolidated Financial Statements. As disclosed in Note 2 of the Notes to Consolidated Financial Statements, the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions about future events that affect the amounts reported in the financial statements and accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic and industry conditions, present and expected conditions in the financial markets, and in some cases, the credit worthiness of counter parties to contracts held by the Company. The Company constantly re-evaluates these significant factors and makes adjustments where facts and circumstances dictate. Historically, actual results have not significantly deviated from those determined using the estimates described above. In addition, the Company's accounting policies may change as a result of the change in the Company's business and operations in 2004 after the expiration of the Shell International charters. The following is a discussion of the accounting policies applied by the Company that are considered to involve a higher degree of judgment in their application.

Vessels, Depreciation and Impairment

        The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives. Management estimates the useful life of the Company's vessels to be 25 years. This is a common life expectancy applied in the shipping industry. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends. In assessing the recoverability of the vessels' carrying amounts when an indicator of impairment is present, the Company must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Charterhire

        In 2003, charterhire revenue totaled $75,246,200, an increase of 87% compared with $40,275,925 in the year ended December 31, 2002. In 2002, the conditions prevailing in the tanker market meant that only the base rate charterhire of $22,069 per day per vessel was received. In the fourth quarter of 2002 the market began to strengthen and this continued into 2003. In 2003, the company benefited from this continued strengthening, and in accordance with the terms of the charters to Shell International, received Additional Hire. The Additional Hire which is calculated on a quarterly basis, totaled $34,970,275 for 2003.

Operating Expenses

        Operating expenses increased in 2003 due to an increase in administrative expenses. This was the result of an increase in the premium paid for the Company's directors' and officers' liability insurance. During the term of the charters to Shell International, the Company did not incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. Due to the expiration of the charters to Shell International and the change in the Company's operations in 2004, however, the Company's operating expenses will increase starting in the year 2004 due to vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants. There can be no assurance that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest Income and Expense

        Interest income increased by $22,441 to $55,481 in 2003. This reflects the increased cash in 2003 due to the Additional Hire revenues in this period. In addition, the Board made the decision to withhold cash reserves for new operations to commence after the expiration of the Shell International charters, which resulted in an increase in interest income from funds on short term deposit.

        Interest expense increased by 0.2% to $8,961,950 in 2003 from $8,938,483 in 2002. Interest expense relates entirely to the primary loans made to the Company under the Credit Facility net of the hedging effects of the Company's interest rate swap agreement. The Company entered into an interest rate swap agreement (the "Swap") with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co. (the "Swap Counterparty"), which effectively converted the Company's variable-rate Credit Facility to a fixed rate, assuming the Swap Counterparty performed its obligations thereunder.

        Amortization of the Credit Facility expense, the main component of other financial expenses, was $371,543 in both 2002 and 2003. In addition, during 2003 and 2002, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000. There can be no assurance that the Company will not have other financial expenses for which reserves will be required.

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

Operating Expenses

        Operating expenses increased in 2002 due to an increase in administrative expenses. This was the result of an increase in the premium paid for the Company's directors' and officers' liability insurance. During the term of the Charters, the Company did not incur significant administrative expenses, apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. There can be no assurance, however, that the Company will not have other cash expenses or contingent liabilities for which reserves will be required.

Interest Income and Expense

        Interest income decreased by $172,334 to $33,040 in 2002. This reflects the lower cash in 2002 due to the lack of Additional Hire revenues in this period.

        Interest expense decreased by 0.8% to $8,938,483 in 2002 from $9,008,839 in 2001. Interest expense relates entirely to the primary loans made to the Company pursuant to the Credit Facility net of the hedging effects of the Company's interest rate swap agreement. The Company entered into an interest rate swap agreement (the "Swap") with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co. (the "Swap Counterparty"), which effectively converted the Company's variable-rate Credit Facility to a fixed rate, assuming the Swap Counterparty performed its obligations thereunder.

        Amortization of the Credit Facility expense, the main component of other financial costs, was $371,543 in both 2002 and 2001. In addition, during 2002 and 2001, the Company incurred a fee to the agent bank for the Credit Facility in the amount of $50,000.

B.    LIQUIDITY AND CAPITAL RESOURCES

        Total assets of the Company at December 31, 2003, were $28,796,816 compared with $347,824,729 at December 31, 2002. The Company's shareholders' equity at December 31, 2003, was $215,526,852 compared with $208,639,114 at December 31, 2002. This increase in shareholders' equity of $6,887,738 is due to net income for 2003 of $47,461,231 less distributions to the shareholders of $46,854,000 plus $6,280,507 of effects of the Company's hedge accounting which is recorded directly to shareholders' equity.

        Under the hedge accounting policy, at each year end the fair value of the interest rate swap contract is recorded as a liability at its negative fair value with an offsetting balance directly reducing shareholders' equity in the form of other comprehensive income. At December 31, 2003 the derivative liability was $5,309,885 compared with $11,590,392 at December 31, 2002, reflecting the unfavourable fair value of the interest rate swap at that date.

        Cash generated from operating activities in 2003 was $52,939,613 and $46,854,000 was distributed to shareholders.

        Although the Company's activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating results following expiration of Shell International charters in 2004 are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

        In March 2004, the Company refinanced its existing Credit Facility with a Loan of $140 million. The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of LIBOR plus a margin. The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement.

        The Company's sources of capital have been the proceeds of its initial public offering, bank loans and the Finance Leases. While the Manager is required to bear certain of the Company's expenses, the Manager has no additional obligation to make additional capital contributions to the Company. The Company has had sufficient sources of income through the payment of charterhire by the Shell International during the term of the Shell International charters to pay ordinary recurring expenses that are not borne by the Manager and the Company expects that charterhire paid for time charters or in the spot market now that the Charters have expired will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including instalments due under the Loan Agreement.

Accordingly, it is the Company's opinion that the working capital is sufficient for the Company's present requirements. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the Loan becomes due, or that is will not incur extraordinary expenses.

Recently Issued Accounting Standards

        In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. The adoption of SFAS No. 143 by the Company on January 1, 2003 did not have any impact on the Company's consolidated financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company was required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 while other provisions became effective in 2003. The adoption of SFAS No. 145 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before February 1, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the applicable provisions of Interpretation 46 did not have any impact on the Company's consolidated financial position as of December 31, 2003 or results of operations for the year ended December 31, 2003. The remaining provisions become effective in 2004, but management does not expect that such provisions will have a material impact on the Company's consolidated financial position or results of operations.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

        Not Applicable

D.    TREND INFORMATION

        The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company—Business Overview—Industry Conditions.

        According to preliminary data from industry sources, which the Company has not verified, there was a marginal increase in global oil demand in 32 OPEC production, which has a significant impact on demand for VLCCs, increased by 1.9 million barrels per day and oil production from countries outside of OPEC increase by 0.9 million barrels per day. World oil demand is projected to grow by approximately 2% in 2004 and 2005.

E.    OFF BALANCE SHEET ARRANGEMENTS

        Not Applicable

F.    TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Payments due by Period
Contractual Obligation (in thousands)	Total	Less than 1 years	1-3 years	3-5 years	more than 5 years
Long-Term Debt Obligations	$125,397.4	$8,400.0	$22,400.0	$22,400.0	$72,197.4
Capital (Finance) Lease Obligations	—	—	—	—	—
Operating Lease Obligations	—	—	—	—	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on the Company's Balance Sheet under the GAAP of the primary financial statements	—	—	—	—	—
Total	$125,397.4	$8,400.0	$22,400.0	$22,400.0	$72,197.4

        As discussed in Note 9 to the consolidated financial statements, the $125,397,399 debt obligation at December 31, 2003 was repaid from the proceeds of new long-term borrowings of $140,000,000 contracted in the first quarter of 2004. The repayment terms of the $125,397,399 has been scheduled above in accordance with the repayment schedule of the new borrowings. See Note 9 for discussion of repayment terms.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

        Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	54	Director and Chairman
Tor Olav Troim	41	Director, Chief Executive Officer and Vice-Chairman
Douglas C. Wolcott	72	Director
David M. White	62	Director
Timothy J. Counsell	45	Director
Kate Blankenship	39	Chief Financial Officer and Secretary

        Pursuant to the Management Agreement with the Company, the Manager provides management, administrative and advisory services to the Company. Set forth below are the names and positions of the directors and executive officers of the Manager.

Name	Age	Position
Kate Blankenship	39	Director, Chairman and Secretary
Tom E. Jebsen	46	Director and Vice-Chairman
Iain Cawte	36	Director

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

        Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon was also Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003. Mr. Lorentzon was a director of the United Kingdom Protection and Indemnity Club until 2002. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

        Tor Olav Trøim has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Trøim has been a director of Frontline since July 1, 1996. He is a director of Aktiv Inkasso ASA, Northern Oil ASA, both Norwegian Oslo Stock Exchange listed companies. He is also a director of Northern Offshore Ltd., a Bermuda company listed on the Oslo Stock Exchange and Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the Nasdaq National Market. Prior to his service with Frontline, from January 1992, Mr. Trøim served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

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

        Kate Blankenship has been Chief Financial Officer of the Company since April 17, 2000 and Secretary of the Company since December 27, 2000. Mrs. Blankenship has been a director and Chairman of the Manager since March 2000 and Secretary of the Manager since December 28, 2000. Mrs. Blankenship has been Chief Accounting Officer and Secretary of Frontline since 1994. Mrs. Blankenship also serves as a director of Golar LNG Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

        Tom E. Jebsen has been a director of the Manager since March 2000. Mr. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club Hugin AS, an internet company.

B.    COMPENSATION

        Pursuant to the Management Agreement, in 2003 the Manager paid from the Management Fee the annual directors' fees of the Company of $82,000 in the aggregate. No separate compensation was paid to the Company's officers. The directors' fees for the year 2004 will be paid by the Company pursuant to the amended Management Agreement.

C.    BOARD PRACTICES

        As provided in the Company's Bye-Laws, each Director shall hold office until the next Annual General Meeting following his election or until his successor is elected. The Officers of the Company are elected by the Board of Directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine. There are no service contracts between the Company or any of its subsidiaries and any Director that provides benefits to the Director upon termination of his directorship.

        The Company has established an audit committee comprised of Messrs. White and Wolcott, independent directors of the Company. The Company does not have an audit committee financial expert.

D.    EMPLOYEES

        Neither the Company nor the Manager have had any employees since inception.

E.    SHARE OWNERSHIP

        As of March 31, 2004, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

        The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

        The Company is not aware of any person who owns more than 5 per cent of the Company's outstanding Ordinary Shares as of March 31, 2004.

        As of March 31, 2004, none of the directors or officers of the Company owned any Common Shares of the Company.

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

Dividend Policy

        The Company policy has been to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Following the expiration of the Charters and the Company intends to continue to pay distributions on a quarterly basis. The timing and amount of distributions will be dependent upon the Company's earnings, financial condition, cash requirements and availability, the provisions of Bermuda law affecting the payment of distributions to shareholders and other factors.

        Declaration and payment of any distribution is subject to the discretion of the Company's Board of Directors. The declaration and payment of distributions to shareholders is prohibited by the Loan Agreement if the Company is in default under the Loan Agreement or if such payment would be or is reasonably likely to reduce the liquid assets of the Company to below $10,000,000. Any payment of distributions to shareholders by the Company in any year may also be dependent upon the adoption by the holders of a majority of the Common Shares voting at the annual meeting of shareholders of the Company of a resolution effectuating a reduction in the Company's share premium and a credit to the Company's contributed capital surplus account. The Company's shareholders adopted such a resolution at the Company's annual general meeting in March, 1999.

        There can be no assurance that the Company will not have expenses, including extraordinary expenses, which could include costs of claims and related litigation expenses or that the Company will not have contingent liabilities for which reserves are required. As an "exempted" Bermuda company, the Company does not expect to pay any income taxes in Bermuda. The Company also does not expect to pay any income taxes in the Republic of Liberia (the jurisdiction of organization of the New Subsidiaries) or the Republic of the Marshall Islands (the jurisdiction in which the Vessels are registered).

        In 2003, 2002 and 2001, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount Per Share
2003
January 27, 2003	February 7, 2003	$0.45
April 25, 2003	May 8, 2003	$1.19
July 25, 2003	August 8, 2003	$0.65
October 27, 2003	November 10, 2003	$0.45
2002
January 25, 2002	February 8, 2002	$0.46
April 25, 2002	May 8, 2002	$0.45
July 25, 2002	August 7, 2002	$0.45
October 25, 2002	November 7, 2002	$0.45
2001
January 26, 2001	February 9, 2001	$1.68
April 27, 2001	May 11, 2001	$1.39
July 26, 2001	August 9, 2001	$0.72
October 25, 2001	November 8, 2001	$0.45

        It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company was a passive foreign investment company ("PFIC") in the year 2003. As a result U.S. Holders must make a timely tax election known as "QEF Election" with respect to the Company in order to prevent certain tax penalties from applying to such U.S. holder. The Company provided all necessary tax information to shareholders during February of 2004 in order that they may make such election. U.S. holders who previously made a QEF Election with respect to the Company must include in their taxable income their pro rata share of the Company's ordinary income and net capital gain for the Company's taxable year which ends with or within such shareholder's taxable year and satisfy certain filing requirements. For the year ended December 31, 2003, the Company mailed such tax information to its shareholders in February, 2004.

B.    SIGNIFICANT CHANGES

        Since December 31, 2003, the date of the latest financial statements, the Company became an operating company after the expiration of the Shell International charters on February 27, 2004. As a result, the Manager expects that the operating expenses of the Company will be greater for the year 2004 than for the year 2003, when the Vessels were still under the Shell International charters. In addition, due to the change to an operating company, the Company should no longer be considered a PFIC for U.S. federal income tax purposes in the year 2004, and our non-corporate U.S. shareholders will be subject to a lower U.S. federal income tax rate on dividends paid by the Company for the year 2005 and subsequent years.

ITEM 9.    THE OFFER AND LISTING

        Not applicable except for Item 9.A.4. and Item 9.C

        The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the Nasdaq National Market, the annual high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

Fiscal Year Ended December 31	High	Low
2003	$17.560	$8.450
2002	$18.850	$11.510
2001	$27.800	$14.320
2000	$25.250	$11.938
1999	$21.875	$11.500

        The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

Fiscal Year Ended December 31, 2003	High	Low
First quarter	$17.560	$13.590
Second quarter	$14.600	$9.100
Third quarter	$9.920	$8.450
Fourth quarter	$13.29	$8.630
Fiscal Year Ended December 31, 2002
First quarter	$18.700	$15.500
Second quarter	$18.850	$14.360
Third quarter	$14.620	$11.770
Fourth quarter	$15.490	$11.510

        The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the Nasdaq National Market.

	High	Low
April 2004	$21.150	$16.840
March 2004	$21.270	$17.880
February 2004	$17.810	$14.230
January 2004	17.060	$13.370
December 2003	$13.290	$10.120
November 2003	$10.660	$8.990

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

  F.    DIVIDENDS AND PAYING AGENTS

        Not Applicable

  G.    STATEMENT BY EXPERTS

        Not Applicable

  H.    DOCUMENTS ON DISPLAY

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661 and are also available on our website located at www.knightsbridgetankers.com. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

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

        The Company's borrowings under the Credit Facility at December 31, 2003 of $125,397,399 bear interest at a floating rate which is reset quarterly based on the underlying London interbank eurocurrency market. The obligations of the Company under the Credit Facility were refinanced under the Loan Agreement on March 3, 2004. The fair value of the Credit Facility at December 31, 2003 was equal to the carrying amount of the facility at the same date.

        The Company entered into an interest rate swap transaction to hedge the interest rate variability on the Credit Facility. The swap has a notional amount equal to the outstanding principal under the Credit Facility and the swap expires on the same date as that of the Credit Facility. At December 31, 2003, the pay-fixed interest rate of the swap was 6.74% and the receive-variable rate was 1.55%. As a hedge against the Credit Facility, the swap effectively resulted in a fixed borrowing rate to the Company of 7.13% for the year ended December 31, 2003. Periodic cash settlements under the swap agreement occur quarterly corresponding with the interest payments under the Credit Facility. The fair value of the interest rate swap agreement was an unfavorable $5,309,885 at December 31, 2003 (compared to an unfavorable $11,590,392 at December 31, 2002) calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not Applicable

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not Applicable

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not Applicable

ITEM 15.    CONTROLS AND PROCEDURES

(a)
Evaluation of disclosure controls and procedures.

  As of December 31, 2003, the Company carried out an evaluation, under the supervision and with the participation of the Company's manager ICB Shipping Bermuda, including the Company's Chief Executive Officer and principal financial officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the Chief Executive Officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)
Not Applicable

(c)
Not Applicable

(d)
Changes in internal controls over financial reporting

  There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16.    RESERVED

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

        The Company's Board of Directors has determined that the Company's Audit Committee does not currently have an Audit Committee Financial Expert because no member of the Audit Committee has the relevant experience required under the definition of an "audit committee financial expert". The Company expects to have an audit committee financial expert in the year 2005.

ITEM 16B.    CODE OF ETHICS

        The Company has adopted a Code of Ethics, filed as Exhibit 11.1 that applies to the Chairman, Chief Executive Officer, Chief Financial Officer and Secretary.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

  (a) Audit Fees

        The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

FISCAL YEAR ENDED DECEMBER 31, 2003	$50,000
FISCAL YEAR ENDED DECEMBER 31, 2002	$45,000

  (b) Audit-Related Fees

        For the fiscal years ended December 31, 2002 and 2003 there have been no assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under the heading "Audit Fees" above.

  (c) Tax Fees

        The following table sets forth, for the two most recent fiscal years, the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.

FISCAL YEAR ENDED DECEMBER 31, 2003
Preparation of annual information statement	$5,500
FISCAL YEAR ENDED DECEMBER 31, 2002
Preparation of annual information statement	$5,500

  (d) All Other Fees

        For the fiscal years ended December 31, 2002 and 2003 there have been no aggregate fees billed for professional services rendered by the principal accountant for services other than Audit Fees, Audit-Related Fees and Tax Fees set forth above.

  (e) Audit Committee's Pre-Approval Policies and Procedures

        The Company's Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2003 were approved by the Audit Committee pursuant to the pre-approval policy.

  (f) Not Applicable

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not Applicable

ITEM 16E.    PURCHASEES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS

        Not Applicable

PART III

ITEM 17.    FINANCIAL STATEMENTS

        Not Applicable

ITEM 18.    FINANCIAL STATEMENTS

        The following financial statements listed below and set forth on pages F-1 through F-12 together with the independent auditors' report of Deloitte & Touche AB thereon, are filed as part of this annual report:

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Knightsbridge Tankers Limited

        We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2003 and 2002 and the related consolidated statements of operations, comprehensive income, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2003 and 2002 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, in 2001 the Company changed its method of accounting for derivative instruments and hedging activities to conform to Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Deloitte & Touche AB
Stockholm, Sweden
May 17, 2004

KNIGHTSBRIDGE TANKERS LIMITED
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2003 AND 2002
(in U.S. Dollars)

	2003	2002
ASSETS
Current assets
Cash and cash equivalents	$6,311,829	$226,215
Charter hire receivable	22,626,480	10,151,740
Prepaid expenses	26,883	16,384
Accrued income	11,624	—

Total current assets	28,976,816	10,394,339
Vessels under capital lease, net	319,408,192	337,001,052
Capitalized financing fees and expenses, net	57,794	429,338

TOTAL ASSETS	$348,442,802	$347,824,729

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of credit facility	$8,400,000	$—
Accrued expenses and other current liabilities	2,208,666	2,197,824
Interest rate swap agreement at fair value	5,309,885	—

Total current liabilities	15,918,551	2,197,824
Long-term portion of credit facility	116,997,399	125,397,399
Interest rate swap agreement at fair value	—	11,590,392

Total liabilities	132,915,950	139,185,615
Commitments and contingencies	—	—
Shareholders' equity
Common shares, par value $0.01 per share:
Authorized, issued and outstanding 17,100,000	171,000	171,000
Contributed capital surplus account	220,058,506	220,058,506
Accumulated other comprehensive income (loss)—Net unrealized loss on derivative instrument	(5,309,885)	(11,590,392)
Retained earnings	607,231	—

Total shareholders' equity	$215,526,852	$208,639,114

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$348,442,802	$347,824,729

        See accompanying notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in U.S. Dollars)

	2003	2002	2001
Charterhire revenue	$75,246,200	$40,275,925	$61,534,335
Operating expenses:
Depreciation of vessels under capital leases	17,592,860	17,592,860	17,592,860
Management fee	750,000	750,000	750,000
Administration expenses	114,096	55,429	50,919

Net operating income	56,789,244	21,877,636	43,140,556
Interest income	55,481	33,040	205,374
Interest expense	(8,961,950)	(8,938,483)	(9,008,839)
Other financial expenses	(421,544)	(421,407)	(421,659)

Net income	$47,461,231	$12,550,786	$33,915,432

Earnings per common share—basic and diluted	$2.78	$0.73	$1.98
Weighted average number of shares outstanding—basic and diluted	17,100,000	17,100,000	17,100,000

        See accompanying notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in U.S. Dollars)

	2003	2002	2001
Net income	$47,461,231	$12,550,786	$33,915,432
Other comprehensive income (loss):
Cumulative effect of change in accounting for derivative instruments and hedging activities	—	—	(3,496,905)
Net unrealized gain (loss) on derivative instrument during the year	6,280,507	(2,037,888)	(6,055,599)

Total other comprehensive income (loss)	6,280,507	(2,037,888)	(9,552,504)

Comprehensive income	$53,741,738	$10,512,898	$24,362,928

See accompanying notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in U.S. Dollars)

	2003	2002	2001
Cash flows from operating activities
Net income	$47,461,231	$12,550,786	$33,915,432
Items to reconcile net income to net cash provided by operating activities:
Depreciation	17,592,860	17,592,860	17,592,860
Amortization of capitalized financing fees and expenses	371,544	371,544	371,544
Changes in operating assets and liabilities:
Charter hire receivable, prepaid expenses and accrued income	(12,496,863)	362,818	20,602,331
Accrued expenses and other current liabilities	10,842	20,939	52,731

Net cash provided by operating activities	52,939,614	30,898,947	72,534,898
Cash flows from financing activities
Repayments of loan	—	—	—
Distributions to shareholders	(46,854,000)	(30,951,000)	(72,504,000)

Net cash used in financing activities	(46,854,000)	(30,951,000)	(72,504,000)
Net increase (decrease) in cash and cash equivalents	6,085,614	(52,053)	30,898
Cash and cash equivalents at beginning of year	226,215	278,268	247,370

Cash and cash equivalents at end of year	$6,311,829	$226,215	$278,268

Supplemental cash flow information:
Interest paid	$8,951,886	$8,917,488	$8,955,981

See accompanying notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
(in U.S. Dollars)

	2003	2002	2001
SHARE CAPITAL
Balance at the beginning of the year	$171,000	$171,000	$171,000
Shares issued	—	—	—
Shares bought back	—	—	—

Balance at the end of the year	171,000	171,000	171,000

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at the beginning of the year	220,058,506	238,458,720	273,809,543
Distributions to shareholders	—	(18,400,214)	(35,350,823)

Balance at the end of the year	220,058,506	220,058,506	238,458,720

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at the beginning of the year	(11,590,392)	(9,552,504)	—
Other comprehensive income (loss)	6,280,507	(2,037,888)	(9,552,504)

Balance at the end of the year	(5,309,885)	(11,590,392)	(9,552,504)

RETAINED EARNINGS
Balance at the beginning of the year	—	—	3,237,745
Net income	47,461,231	12,550,786	33,915,432
Distributions to shareholders	(46,854,000)	(12,550,786)	(37,153,177)

Balance at the end of the year	607,231	—	—

Total Stockholders' Equity	$215,526,852	$208,639,114	$229,077,216

See accompanying notes to consolidated financial statements.

KNIGHTSBRIDGE TANKERS LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1.    DESCRIPTION OF BUSINESS

General

        Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers (the "Vessels"), and certain related activities. The Vessels are owned through wholly-owned subsidiaries (the "Subsidiaries").

        Since February 1997, the Company has chartered the Vessels to Shell International Petroleum Company Limited (the "Charterer") on long-term "hell and high water" bareboat charters (the "Charters"). The obligations of the Charterer under these charters are jointly and severally guaranteed by Shell Petroleum N.V. and The Shell Petroleum Company Limited (the "Charter Guarantors"). The Charter and the Charter Guarantors are all companies of the Royal Dutch/Shell Group of Companies. The term of each of these Charters was a minimum of seven years, with an option for the Charterer to extend the period for each Vessel's Charter for an additional seven-year term, to a maximum of approximately 14 years per Charter. In June 2003, the Company received notice that Shell has chosen not to extend the bareboat charters for any of the Vessels for a second seven year period. Consequently, the existing bareboat charters to Shell International expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels have been redelivered to the Company (see Note 9).

        The daily charterhire rate payable under each Charter is comprised of two primary components: (i) the base rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears ("Base Rate"), and (ii) additional hire, which is additional charterhire (determined and paid quarterly in arrears) that will equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, representing daily operating costs over the Base Rate.

Ownership and management of the company

        In February 1997, the Company offered and sold to the public 16,100,000 common shares, par value $0.01 per share, at an initial offering price of $20 per share. Simultaneously, the Company sold 1,000,000 common shares at a price of $20 per share to ICB International Limited ("ICB International"), a company which since 1999 has been an indirect wholly-owned subsidiary of Frontline Ltd., a Bermuda publicly traded oil tanker owning and operating company. As of December 31, 2003, ICB International owned approximately 0.01% of the outstanding Common Shares.

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

Leases

        In connection with the original Vessels purchase transaction, the Company entered into a conditional sale/leaseback transaction with a third party banking institution. The lease agreements do not encumber or obligate the Company's current or future cash flows and has no effect on the Company's financial position. The leasebacks have been classified as capital leases by the Company. Accordingly, during the term of the leases, the Vessels will remain on the Company's consolidated balance sheet and the relevant subsidiaries will retain title to the related Vessels.

        The Company has subleased the Vessels to a third party in the form of bareboat charters (the "Charters"). Such Charters are classified as operating leases by the Company.

Cash and cash equivalents

        For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Charter hire receivable

        There is a concentration of credit risk in that all revenues are due solely from the Charterer. See Note 9 regarding the expiration of the Charters in 2004.

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

        Upon the adoption of SFAS No. 133 the Company recorded the fair value of its interest rate swap agreements which were designated as cash flow hedges against future variable-rate interest payments on the Company's debt. The amount recorded as a transition derivative liability was $3,496,905 and an equal amount was recorded as accumulated other comprehensive income (loss), which is a component of shareholders' equity. The adoption of SFAS No. 133 had no impact upon the Company's consolidated net income for the year ended December 31, 2001. Subsequent to adopting SFAS No. 133 on January 1, 2001, the derivative liability has been adjusted to its current fair value with equal adjustments to accumulated other comprehensive income (loss) reflecting the effectiveness of the cash flow hedge. As described in Note 9, the Company's accounting for the interest rate swap agreement changed in 2004 as a result of the repayment of the Credit Facility in 2004 which resulted in the interest rate swap agreement being de-designated from being a cash flow hedge.

        Prior to the 2001 change in accounting principle referred to in the preceding paragraph, settlement hedge accounting was used by the Company whereby the fair values of the interest rate swap agreements were not recorded on the balance sheet. As the swap agreements effectively altered the interest-rate characteristics of the hedged debt, the interest rate differential between the swap agreements and the underlying hedged debt was accrued as interest rates changed and recognized as an adjustment to interest expense.

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

Impairment of long-lived assets

        Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In addition, long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Distributions to shareholders

        Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the contributed capital surplus account.

New accounting standards

        In June 2001, the U.S. Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for the Asset Retirement Obligations". Under SFAS No. 143, an entity shall recognize the fair value of a legal liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. If a reasonable estimate of fair value cannot be made in the period the asset retirement obligation is incurred, the liability shall be recognized when a reasonable estimate of fair value can be made. Upon initial recognition of a liability for an asset retirement obligation, an entity shall capitalize an asset retirement cost by increasing the carrying amount of the related long-lived asset by the same amount as the liability. An entity shall subsequently allocate that asset retirement cost to expense using a systematic and rational method over its useful life. SFAS No. 143 applies to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction, or development and/or the normal operation of a long-lived asset, with limited exceptions. SFAS No. 143 does not apply to obligations that arise solely from a plan to dispose of a long-lived asset, nor does it apply to obligations that result from the improper operation of an asset. The adoption of SFAS No. 143 by the Company on January 1, 2003 did not have any impact on the Company's consolidated financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Under SFAS No. 146, the Company will measure costs associated with an exit or disposal activity at fair value and recognize costs in the period in which the liability is incurred rather than at the date of a commitment to an exist or disposal plan. The Company was required to adopt SFAS No. 146 for all exit and disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 rescinds SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and SFAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." SFAS No. 145 also rescinds SFAS No. 44, "Accounting for Intangible Assets of Motor Carriers." SFAS No. 145 also amends SFAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. Lastly, SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. Certain provisions of SFAS No. 145 became effective during 2002 while other provisions became effective in 2003. The adoption of SFAS No. 145 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In November 2002, the FASB issued Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." Interpretation 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under the guarantee and must disclose that information in its interim and annual financial statements. The provisions related to recognizing a liability at inception of the guarantee for the fair value of the guarantor's obligations does not apply to product warranties or to guarantees accounted for as derivatives. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002. The adoption of Interpretation 45 by the Company did not have any impact on the Company's consolidated financial position or results of operations.

        In January 2003, the FASB issued Interpretation 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued Interpretation 46 Revised, Consolidation of Variable Interest Entities. In general, a variable interest entity is a corporation, partnership, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. Interpretation 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of Interpretation 46 apply in the first fiscal year or interim period ending after December 15, 2003 to variable interest entities created after January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after December 15, 2003 for "Special Purpose Entities" created before January 31, 2003. The consolidation requirements apply in the first fiscal year or interim period ending after March 15, 2004 for other entities created before February 1, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The adoption of the applicable provisions of Interpretation 46 did not have any impact on the Company's consolidated financial position as of December 31, 2003 or results of operations for the year ended December 31, 2003. The remaining provisions become effective in 2004, but management does not expect that such provisions will have a material impact on the Company's consolidated financial position or results of operations.

3.    VESSELS UNDER CAPITAL LEASE

(in US Dollars)	2003	2002
Cost	$439,821,545	$439,821,545
Accumulated depreciation	(120,413,353)	(102,820,493

Net book value at end of year	$319,408,192	$337,001,052

4.    CAPITALIZED FINANCING FEES AND EXPENSES

        Capitalized financing fees and expenses are amortised on a straight-line basis over the life of the Credit Facility. The capitalized financing fees and expenses are comprised of the following amounts:

(in US Dollars)	2003	2002
Capitalized financing fees and expenses	$2,600,804	$2,600,804
Accumulated amortization	(2,543,010)	(2,171,466)

Net book value at end of year	$57,794	$429,338

        As described in Note 9, the capitalized financing fees and expenses were written-off in 2004 in connection with the repayment of the Credit Facility to which such fees and expenses related.

5.    CREDIT FACILITY AND RELATED INTEREST RATE SWAP AGREEMENT

        The Company has entered into a Credit Facility with a syndicate of international lenders, pursuant to which the Company originally borrowed $145.6 million in the form of two term loans (the "Loans", or the "Primary Loan" and the "Amortizing Loan"). Of such amount, $125.4 million was in respect of the Primary Loan, and $20.2 million was in respect of the Amortizing Loan.

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

        During 2000, the final portion of the Amortizing Loan was repaid. The outstanding Credit Facility of $125.4 million as of December 31, 2003 consists of the Primary Loan and is repayable in its entirely in August 2004. The variable rate on the Primary Loan was 1.55% at December 31, 2003. As described in Note 9, the $125.4 million Credit Facility was repaid in March 2004 from the proceeds of new long-term borrowings. As a consequence, the $125.4 million Credit Facility at December 31, 2003 has been classified as long-term except for $8.4 million which has been classified as current to reflect those principal installments of the new long-term borrowings which are due to be repaid in 2004.

        At the time of entering into the Credit Facility, the Company entered into an interest rate swap agreement with Goldman Sachs Capital Markets, L.P., an affiliate of Goldman, Sachs & Co., to hedge the future variable rate interest payments on the Primary Loan. The cash flow hedge effectively fixes the Company's interest rate obligations on the Primary Loan at the rate of approximately 7.13% per annum.

        The terms of the interest rate swap agreement outstanding at December 31, 2003 are as follows:

Notional amount	$125,397,399
Trade date	February 6, 1997
Effective date	February 27, 1997
Termination date	August 27, 2004
Pay-fixed rate	6.74%
Receive-variable rate	1.55%

        The fair value of the interest rate swap agreement was an unfavorable $5,309,885 at December 31, 2003 (2002—$11,590,392) calculated by taking into account the cost of entering into an interest rate swap to offset the existing swap. The Company's accounting policy applied to the interest rate swap agreement changed effective January 1, 2001 and is described in more detail in Note 2. As described in Note 9, the Company's accounting for the interest rate swap agreement changed in 2004 as a result of the repayment of the Credit Facility in 2004. The credit risk under the swap agreement is not considered to be significant due to the counterparty's high credit rating.

6.    LEASES

        The minimum future revenues, in the form of operating lease rentals, to be received on the Charters as of December 31, 2003 is as follows:

Year ending December 31:
2004	$6,400,010

Total minimum lease rental revenues	$6,400,010

        As described in Note 9, the Charters in effect at December 31, 2003 all expired in February 2004. As a consequence, the above rentals solely relate to those Charters in effect at December 31, 2003 and do not include any rentals expected from agreements contracted in 2004 relating to the Vessels which are described in more detail in Note 9.

7.    TAXATION

        The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

8.    RELATED PARTY TRANSACTION

        On February 12, 1997, the Company entered into a management agreement with ICB Shipping (Bermuda) Limited (the "Manager") under which the Manager provides certain administrative, management and advisory services to the Company for an amount of $750,000 per year. The management agreement will terminate in 2012 unless earlier termination is approved pursuant to the terms of the agreement. See Note 9 regarding the amendment to the management agreement after December 31, 2003.

9.    SUBSEQUENT EVENTS

        In June 2003, the Company received notice that Shell International Petroleum Limited ("Shell") had chosen not to extend the bareboat charters (the "Charters") for any of the Vessels for a second seven-year period beginning in March 2004. Consequently, the existing Charters to Shell expired for all five Vessels, in accordance with their terms on February 27, 2004, and the Vessels were redelivered to the Company in March 2004. In regards to the redelivered Vessels, the Company has contracted three of its five VLCCs on new medium or long-term charters. Beginning in March 2004, one of these Vessels was chartered to the Malayasian International Shipping Corporation for a five-year period at a rate of approximately $31,000 per day. This arrangement commenced in mid March 2004 upon the redelivery of the vessel from Shell. Beginning in April 2004, two of the Company's Vessels were chartered to Tankers International, LLC on medium-term charters each for a period of three years at a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the BITR Index. Tankers International LLC is a pool for the commercial operations of four large tanker owners and operators: A.P. Moller, Euronav Luxembourg SA., Overseas Shipholding Group, Inc. and Reederie "Nord" Klaus E. Olendorff. The two time charters commenced in April 2004.

        Upon termination of the Charters with Shell in February 2004, the Vessels were redelivered to the original subsidiaries of the Company and subsequently sold to newly-formed wholly-owned subsidiaries of the Company (the "New Subsidiaries"). Each Vessel was registered in the Republic of the Marshall Islands by the relevant New Subsidiary. In connection with the termination of the Charters with Shell, the Company and the New Subsidiaries entered into a loan agreement with The Royal Bank of Scotland plc (the "Lender"), pursuant to which the Company borrowed $140 million in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million (plus interest) and a final installment of $61.6 million (plus interest) on the last payment date. The Loan provides for payment of interest on the outstanding principal balance of the Loan quarterly in arrears at the annual rate of LIBOR plus a margin. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment principal balance of the Loan relating to the Vessel. The Loan is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel.

        In March of 2004, using the proceeds from the new $140 million Loan, the Company repaid the existing $125 million credit facility described in Note 5 incurring losses on the debt extinguishment of $16,000. As a consequent of the new long-term financing, the $125 million credit facility at December 31, 2003 has been classified as long-term except for amounts equal to the principal installments due in 2004 under the new Loan. Also as a consequence of the repayment of the $125 million credit facility, the cash flow hedge associated with the $125 million facility was de-designated in March 2004 and cash flow hedge accounting was discontinued. As a result of the de-designation, the fair value adjustments in accumulated other comprehensive income arising from the swap and the discontinued hedging relationship was reclassified to the income statement at the date of de-designation, and a loss of $4.2 million was recorded. The interest rate swap agreement was not terminated but matures in August 2004.

        Effective February 2004, the Company has entered into an amendment to the existing management agreement with the Manager. In view of the change in the employment of the Vessels and the responsibilities of the Manager and the Board of Directors of the Company since the termination of the Charters, the management fee has been amended to $630,000 per year. The Company will be responsible for paying its own administrative expenses including such items as audit fees, legal and professional fees, registrars fees, and Directors and officers fees and expenses.

ITEM 19.    EXHIBITS

Number	Description of Exhibit
1	Underwriting Agreement among Knightsbridge Tankers Limited (the "Company"), Cedarhurst Tankers LDC ("Cedarhurst"), Hewlett Tankers LDC ("Hewlett"), Inwood Tankers LDC ("Inwood"), Lawrence Tankers LDC ("Lawrence") and Woodmere Tankers LDC ("Woodmere") (each of Cedarhurst, Hewlett, Inwood, Lawrence and Woodmere a "Subsidiary" and collectively the "Subsidiaries"), Lazard Freres & Co. LLC and Goldman, Sachs & Co., as representatives for the U.S. underwriters (the "Representatives"), ICB Shipping (Bermuda) Limited (the "Manager") and ICB International Ltd. ("ICB International").**
4.1	Memorandum of Association of the Company.*
4.2	Bye-Laws of the Company.*
4.2.1	Execution version of Bareboat Charter dated February 12, 1997 between Woodmere and Shell International Petroleum Company Limited ("SIPC") relating to the M.T. Myrina.**
4.2.2	Execution version of Bareboat Charter dated February 12, 1997 between Hewlett and SIPC relating to the M.T. Megara.**
4.2.3	Execution version of Bareboat Charter dated February 12, 1997 between Inwood and SIPC relating to the M.T. Murex.**
4.2.4	Execution version of Bareboat Charter dated February 12, 1997 between Lawrence and SIPC relating to the M.T. Macoma.**
4.2.5	Execution version of Bareboat Charter dated February 12, 1997 between Cedarhurst and SIPC relating to the M.T. Magdala.**
4.3.1
Execution version of Charter Guaranty dated February 12, 1997 made by Shell Petroleum N.V. ("SPNV") and The Shell Petroleum Company Limited ("SPCo") (collectively the "Guarantors") in favor of Woodmere relating to the M.T. Myrina.**
4.3.2	Execution version of Charter Guaranty dated February 12, 1997 made by the Guarantors in favor of Hewlett relating to the M.T. Megara.**
4.3.3	Execution version of Charter Guaranty dated February 12, 1997 made by the Guarantors in favor of Inwood relating to the M.T. Murex.**
4.3.4	Execution version of Charter Guaranty dated February 12, 1997 made by the Guarantors in favor of Lawrence relating to the M.T. Macoma.**
4.3.5	Execution version of Charter Guaranty dated February 12, 1997 made by the Guarantors in favor of Cedarhurst relating to the M.T. Magdala.**
4.3.6
Execution version of Pooling Agreement dated February 27, 1997 among the Subsidiaries as owners, and Shell International Trading and Shipping Company Limited on behalf of SIPC (collectively the "Charterers") relating to the fleet spares.**
4.4	Execution version of Charter Guaranty dated February 12, 1997 made by the Guarantors in favor of the Company.**
4.5.1	Execution version of Management Agreement dated February 12, 1997 between the Manager and the Company (incorporated by reference from Exhibit 10.5 of the Registration Statement).**
4.5.2	Execution version of Amendment No. 1 to Management Agreement and Accession Agreement dated March 1, 2004 between the Manager and the Company.

4.6.1
Memorandum of Agreement dated October 24, 1996 among Ocala Shipping Limited ("Ocala"), the Charterers and Shell Tankers (UK) Limited ("STUK"), as buyer, relating to the M.T. Myrina (incorporated by reference from Exhibit 10.6 of the Registration Statement).**
4.6.2
Memorandum of Agreement dated October 24, 1996 among Kerbela Shipping Corp. ("Kerbela") the Charterers and STUK relating to the M.T. Megara (incorporated by reference from Exhibit 10.7 of the Registration Statement).**
4.6.3
Memorandum of Agreement dated October 24, 1996 among Trevose Shipping Corp. ("Trevose"), the Charterers and STUK relating to the M.T. Murex (incorporated by reference from Exhibit 10.8 of the Registration Statement).**
4.6.4
Memorandum of Agreement dated October 24, 1996 among Tourmaline Shipping Limited ("Tourmaline"), the Charterers and STUK relating to the M.T. Macoma (incorporated by reference from Exhibit 10.9 of the Registration Statement).**
4.6.5
Memorandum of Agreement dated October 24, 1996 among Fluid Navigation Ltd. ("Fluid"), the Charterers and STUK relating to the M.T. Magdala (incorporated by reference from Exhibit 10.10 of the Registration Statement).**
4.7.1
Assignment Agreement dated November 25, 1996 from STUK and Shell International Trading & Shipping Company Limited to the Company and the Subsidiaries relating to the relevant Memorandum of Agreement (incorporated by reference from Exhibit 10.11 of the Registration Statement).**
4.7.2	Assignment of Rights dated February 27, 1997 between Ocala as seller and Woodmere as buyer relating to the M.T. Myrina.**
4.7.3	Assignment of Rights dated February 27, 1997 between Kerbela as seller and Hewlett as buyer regarding the M.T. Megara.**
4.7.4	Assignment of Rights dated February 27, 1997 between Trevose as seller and Inwood as buyer regarding the M.T. Murex.**
4.7.5	Assignment of Rights dated February 27, 1997 between Tourmalene as seller and Lawrence as buyer regarding the M.T. Macoma.**
4.7.6	Assignment of Rights dated February 27, 1997 between Fluid as seller and Cedarhurst as buyer regarding the M.T. Magdala.**
4.8.1
Execution version of Letter Agreement dated February 6, 1997 among the Company, SIPC, ICB International, the Subsidiaries and the Manager (incorporated by reference from Exhibit 10.12.1 of the Registration Statement).**
4.8.2
Execution version of Letter Agreement dated February 6, 1997 among the Company, the Manager, ICB International, SIPC and the Guarantors (incorporated by reference from Exhibit 10.12.2 of the Registration Statement).**
4.9
U.K. Finance Lease Transaction Offer Letter dated November 12, 1996 made by National Westminster Bank Plc in favor of the Company and SIPC (incorporated by reference from Exhibit 10.13 of the Registration Statement).**
4.10.1
Conditional Sale Agreement dated November 25, 1996 between NatWest Leasing (GB) Limited ("NLL") and Woodmere relating to the M.T. Myrina (incorporated by reference from Exhibit 10.14 of the Registration Statement).**
4.10.2	Conditional Sale Agreement dated November 25, 1996 between NLL and Hewlett relating to the M.T. Megara (incorporated by reference from Exhibit 10.15 of the Registration Statement).**

4.10.3	Conditional Sale Agreement dated November 25, 1996 between NLL and Inwood relating to the M.T. Murex (incorporated by reference from Exhibit 10.16 of the Registration Statement).**
4.10.4	Conditional Sale Agreement dated November 25, 1996 between NLL and Lawrence relating to the M.T. Macoma (incorporated by reference from Exhibit 10.17 of the Registration Statement).**
4.10.5	Conditional Sale Agreement dated November 25, 1996 between NLL and Cedarhurst relating to the M.T. Magdala (incorporated by reference from Exhibit 10.18 of the Registration Statement).**
4.11.1	Execution version of Charterparty by way of Demise dated February 12, 1997 between NLL as lessor and Woodmere as leasee relating to the M.T. Myrina.**
4.11.2	Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Hewlett as leasee relating to the M.T. Megara.**
4.11.3	Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Inwood as leasee relating to the M.T. Murex.**
4.11.3(a)	Amendment Agreement to the Charterparty by Way of Demise dated February 27, 1997 among NLL, Inwood and SIPC.**
4.11.4	Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Lawrence as leasee relating to the M.T. Macoma.**
4.11.5	Execution version of Charterparty by Way of Demise dated February 12, 1997 between NLL as lessor and Cedarhurst as leasee relating to the M.T. Magdala.**
4.12.1	Execution version of Direct Support Agreement dated February 12, 1997 among NLL as lessor, SIPC and Woodmere as leasee.**
4.12.2	Execution version of Direct Support Agreement dated February 12, 1997 among NLL as lessor, SIPC and Hewlett as leasee.**
4.12.3	Execution version of Direct Support Agreement dated February 12, 1997 among NLL as lessor, SIPC and Inwood as leasee.**
4.12.4	Execution version of Direct Support Agreement dated February 12, 1997 among NLL as lessor, SIPC and Lawrence as leasee.**
4.12.5	Execution version of Direct Support Agreement dated February 12, 1997 among NLL as lessor, SIPC and Cedarhurst as leasee.**
4.13	Execution version of Lessor Direct Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and GSI.**
4.13(a)
Amendment Agreement to the Lessor Direct Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as leasees, NLL as lessor and The Royal Bank of Scotland Plc ("RBS") as agent.**
4.14.1	Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Woodmere as chargee.**
4.14.2	Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Hewlett as chargee.**
4.14.3	Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Inwood as chargee.**

4.14.4	Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Lawrence as chargee.**
4.14.5	Execution version of Lessor Mortgage and Assignment dated February 12, 1997 from NLL as chargor to Cedarhurst as chargee.**
4.15.1	Execution version of Deposit Agreement and Deposit Charge dated February 12, 1997 between Woodmere as leasee and Midland Bank PLC as a letter of credit issuing bank ("Midland").**
4.15.2	Execution version of Deposit Agreement and Deposit Charge dated February 12, 1997 between Hewlett as leasee and Midland.**
4.15.3	Execution version of Deposit Agreement and Deposit Charge dated February 12, 1997 between Inwood as leasee and Royal Bank of Canada Europe Limited as a letter of credit issuing bank ("RBC").**
4.15.4	Execution version of Deposit Agreement and Deposit Charge dated February 12, 1997 between Lawrence as leasee and National Australia Bank Limited as a letter of credit issuing bank ("NAB").**
4.15.5	Execution version of Deposit Agreement and Deposit Charge dated February 12, 1997 between Cedarhurst as leasee and NAB.**
4.16.1	Execution version of Irrevocable Standby Letter of Credit by Midland in favor of Woodmere as leasee.**
4.16.2	Execution version of Irrevocable Standby Letter of Credit by Midland in favor of Hewlett as leasee.**
4.16.3	Execution version of Irrevocable Standby Letter of Credit by RBC in favor of Inwood as leasee.**
4.16.4	Execution version of Irrevocable Standby Letter of Credit by NAB in favor of Lawrence as leasee.**
4.16.5	Execution version of Irrevocable Standby Letter of Credit by NAB in favor of Cedarhurst as leasee.**
4.17.1	Execution version of Reimbursement Agreement dated February 12, 1997 between Woodmere as leasee and Midland.**
4.17.2	Execution version of Reimbursement Agreement dated February 12, 1997 between Hewlett as leasee and Midland.**
4.17.3	Execution version of Reimbursement Agreement dated February 12, 1997 between Inwood as leasee and RBC.**
4.17.4	Execution version of Reimbursement Agreement dated February 12, 1997 between Lawrence as leasee and NAB.**
4.17.5	Execution version of Reimbursement Agreement dated February 12, 1997 between Cedarhurst as leasee and NAB.**
4.18.1	Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Woodmere as lessee.**
4.18.2	Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and Midland relating to Hewlett as lessee.**
4.18.3	Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and RBC relating to Inwood as lessee.**

4.18.4	Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Lawrence as lessee.**
4.18.5	Execution version of Residual Obligation Agreement dated February 12, 1997 between SIPC as obligor and NAB relating to Cedarhurst as lessee.**
4.19
Execution version of Term Loan Facility Agreement dated February 6, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and as agent, Goldman Sachs Capital Partners L.P. as bank ("GSCP") and Goldman Sachs Capital Markets L.P. as swap counterparty ("GSCM").**
4.19(a)
Amendment Agreement to Term Loan Facility Agreement dated February 27, 1997 among the Company as borrower, the Subsidiaries as guarantors, GSI as arranger and retiring agent, Goldman Sachs International Bank as bank ("GSIB"), GSCM as swap counterparty and RBS as successor agent.**
4.19(b)	Side Letter to the Term Loan Facility Agreement dated February 27, 1997 among the Company, the Subsidiaries, SIPC, NLL and GSI.**
4.20.1	Vessel Mortgage dated February 27, 1997 granted by Woodmere in favor of GSI relating to the M.T. Myrina.**
4.20.2	Vessel Mortgage dated February 27, 1997 granted by Hewlett in favor of GSI relating to the M.T. Megara.**
4.20.3	Vessel Mortgage dated February 27, 1997 granted by Inwood in favor of GSI relating to the M.T. Murex.**
4.20.4	Vessel Mortgage dated February 27, 1997 granted by Lawrence in favor of GSI relating to the M.T. Macoma.**
4.20.5	Vessel Mortgage dated February 27, 1997 granted by Cedarhurst in favor of GSI relating to the M.T. Magdala.**
4.21.1	Execution version of Floating Charge dated February 12, 1997 between Woodmere as chargor and GSI as agent.**
4.21.2	Execution version of Floating Charge dated February 12, 1997 between Hewlett as chargor and GSI as agent.**
4.21.3	Execution version of Floating Charge dated February 12, 1997 between Inwood as chargor and GSI as agent.**
4.21.4	Execution version of Floating Charge dated February 12, 1997 between Lawrence as chargor and GSI as agent.**
4.21.5	Execution version of Floating Charge dated February 12, 1997 between Cedarhurst as chargor and GSI as agent.**
4.22	Execution version of Floating Charge dated February 12, 1997 between the Company as chargor and GSI as agent.**

Number	Description of Exhibit
4.23	Execution version of Mortgage of Shares dated February 12, 1997 between the Company as chargor and GSI as agent.**
4.24	Execution version of Borrower Assignment dated February 12, 1997 between the Company as assignor and GSI as agent.**
4.25.1	Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Woodmere as assignor and GSI as agent.**
4.25.2	Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Hewlett as assignor and GSI as agent.**
4.25.3	Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.**
4.25.4	Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.**
4.25.5	Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Cedarhurst as assignor and GSI as agent.**
4.26	Execution version of ISDA Master Agreement dated February 6, 1997 between GSCM and the Company.**
4.27
Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**
4.27(a)
Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**
4.27(b)
Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**
4.28
Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.**
4.29
Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.**
4.31
Execution version of Share Purchase Agreement dated February 12, 1997 between the Company and ICB International (incorporated by reference from Exhibit 10.37 of the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).
4.32.1	Execution version of Novation Agreement dated March 15, 2004 between Inwood, Calico Leasing (GB) Limited ("Calico") and KTL Camden, Inc. ("Camden").
4.32.2	Execution version of Novation Agreement dated March 5, 2004 between Lawrence, Calico and KTL Chelsea, Inc. ("Chelsea").
4.32.3	Execution version of Novation Agreement dated March 18, 2004 between Cedarhurst, Calico and KTL Mayfair, Inc. ("Mayfair").

4.32.4	Execution version of Novation Agreement dated March 11, 2004 between Hewlett, Calico and KTL Hampstead, Inc. ("Hampstead").
4.32.5	Execution version of Novation Agreement dated March 29, 2004 between Woodmere, Calico and KTL Kensington, Inc. ("Kensington").
4.33.1	Execution version of a Deed of Release dated March 15, 2004 between Inwood, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997.
4.33.2	Execution version of a Deed of Release dated March 5, 2004 between Lawrence, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997.
4.33.3	Execution version of a Deed of Release dated March 18, 2004 between Cedarhurst, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997.
4.33.4	Execution version of a Deed of Release dated March 11, 2004 between Hewlett, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997.
4.33.5	Execution version of a Deed of Release dated March 29, 2004 between Woodmere, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997.
4.34	Form of Loan Agreement dated March 2, 2004 between the Company as borrower, the New Subsidiaries as new owners and RBS as lender.
4.35	Form of ISDA Master Agreement dated March 2, 2004 between the Company and RBS.
4.36.1	Execution version of General Assignment dated March 15, 2004 between Camden as owner and RBS as lender.
4.36.2	Execution version of General Assignment dated March 5, 2004 between Chelsea as owner and RBS as lender.
4.36.3	Execution version of General Assignment dated March 11, 2004 between Hampstead as owner and RBS as lender.
4.36.4	Execution version of General Assignment dated March 29, 2004 between Kensington as owner and RBS as lender.
4.36.5	Execution version of General Assignment dated March 18, 2004 between Mayfair as owner and RBS as lender.
4.37	Execution version of Account Security Deed dated March 2, 2004 between the Company as borrower, each of Camden, Chelsea, Hampstead, Kensington and Mayfair as a new owner, and RBS as bank.
4.38	[RESERVED]
4.39	Execution version of Master Agreement Security Deed dated March 2, 2004 between the Company and RBS.
4.40.1	Execution version of First Preferred Marshall Islands Mortgage dated March 15, 2004 between Camden as owner and RBS as mortgagee.
4.40.2	Execution version of First Preferred Marshall Islands Mortgage dated March 5, 2004 between Chelsea as owner and RBS as mortgagee.
4.40.3	Execution version of First Preferred Marshall Islands Mortgage dated March 11, 2004 between Hampstead as owner and RBS as mortgagee.
4.40.4	Execution version of First Preferred Marshall Islands Mortgage dated March 29, 2004 between Kensington as owner and RBS as mortgagee.

4.40.5	Execution version of First Preferred Marshall Islands Mortgage dated March 18, 2004 between Mayfair as owner and RBS as mortgagee.
4.41.1	Execution version of Deed of Release dated March 29, 2004 relating to a Floating Charge dated February 12, 1997 between the Company as the chargor and RBS as the Agent.
4.41.2	Execution version of Deed of Release dated March 15, 2004 relating to a Floating Charge dated February 12, 1997 between Inwood as the chargor and RBS as the Agent.
4.41.3	Execution version of Deed of Release dated March 5, 2004 relating to a Floating Charge dated February 12, 1997 between Lawrence as the chargor and RBS as the Agent.
4.41.4	Execution version of Deed of Release dated March 11, 2004 relating to a Floating Charge dated February 12, 1997 between Hewlett as the chargor and RBS as the Agent.
4.41.5	Execution version of Deed of Release dated March 29, 2004 relating to a Floating Charge dated February 12, 1997 between Woodmere as the chargor and RBS as the Agent.
4.41.6	Execution version of Deed of Release dated March 18, 2004 relating to a Floating Charge dated February 12, 1997 between Cedarhurst as the chargor and RBS as the Agent.
4.42.1	Execution version of Deed of Release and Reassignment relating to a Guarantor Assignment dated February 12, 1997 dated March 15, 2004 between Inwood as the assignor and RBS as the Agent.
4.42.2	Execution version of Deed of Release and Reassignment dated March 5, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Lawrence as the assignor and RBS as the Agent.
4.42.3	Execution version of Deed of Release and Reassignment dated March 11, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Hewlett as the assignor and RBS as the Agent.
4.42.4	Execution version of Deed of Release and Reassignment dated March 29, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Woodmere as the assignor and RBS as the Agent.
4.42.5	Execution version of Deed of Release and Reassignment dated March 18, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Cedarhurst as the assignor and RBS as the Agent.
4.42.6	Execution version of Deed of Release and Reassignment dated March 29, 2004 relating to a Borrower Assignment dated February 12, 1997 between the Company as the assignor and RBS as the Agent.
4.43	Execution version of Deed of Release dated March 29, 2004 relating to a Mortgage of Shares dated February 12, 1997 between the Company as the assignor and RBS as the Agent.
4.44.1	Execution version of Daylight Overdraft Facility dated March 18, 2004 between Mayfair as borrower, Cedarhurst as lessee, each of Lawrence and the Company as shareholders and RBS as lender.
4.44.2	Execution version of Daylight Overdraft Facility dated March 29, 2004 between Kensington as borrower, Woodmere as lessee, each of Hewlett and the Company as shareholders and RBS as lender.
4.44.3	Execution version of Daylight Overdraft Facility dated March 5, 2004 between Chelsea as borrower, Lawrence as lessee, each of Inwood and the Company as shareholders and RBS as lender.

4.44.4	Execution version of Daylight Overdraft Facility dated March 11, 2004 between Hampstead as borrower, Hewlett as lessee, each of Cedarhurst and the Company as shareholders and RBS as lender.
4.44.5	Execution version of Daylight Overdraft Facility dated March 15, 2004 between Camden as borrower, Inwood as lessee, each of Woodmere and the Company as shareholders and RBS as lender.
11.1	Code of Ethics.
12.1	Certification of the Chief Executive Officer.
12.2	Certification of the Chief Financial Officer.
13	Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*
Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170)

**
Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No. 0-29106)

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED
	By:	/s/ KATE BLANKENSHIP Kate Blankenship Chief Financial Officer
Dated: June 1, 2004

QuickLinks

TABLE OF CONTENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
PART I
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
  ITEM 8. FINANCIAL INFORMATION
PART II
  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
  ITEM 15. CONTROLS AND PROCEDURES
  ITEM 16. RESERVED
  ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
  ITEM 16B. CODE OF ETHICS
  ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
  ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
  ITEM 16E. PURCHASEES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PERSONS
PART III
  ITEM 17. FINANCIAL STATEMENTS
  ITEM 18. FINANCIAL STATEMENTS
INDEPENDENT AUDITORS' REPORT
KNIGHTSBRIDGE TANKERS LIMITED CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002 (in U.S. Dollars)
KNIGHTSBRIDGE TANKERS LIMITED CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (in U.S. Dollars)
KNIGHTSBRIDGE TANKERS LIMITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (in U.S. Dollars)
KNIGHTSBRIDGE TANKERS LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (in U.S. Dollars)
KNIGHTSBRIDGE TANKERS LIMITED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001 (in U.S. Dollars)
KNIGHTSBRIDGE TANKERS LIMITED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001
SIGNATURES