Form 20-F
period 2004-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2005-05-27
CIK 1029145

UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_]        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X]              ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2004

                                       OR

[_]             TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the transition period from ____ to ____

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

                             Yes   [X]         No  [_]

Indicate by check mark which financial statement item the registrant has elected to follow.

                            Item 17 [_]      Item 18 [X]

                             Index to the Form 20-F

                                                                          PAGE
PART I

Item 1.    Identity of Directors, Senior Management and Advisers ..........1
Item 2.    Offer Statistics and Expected Timetable ........................1
Item 3.    Key Information.................................................1
Item 4.    Information on the Company......................................8
Item 5.    Operating and Financial Review and Prospects....................17
Item 6.    Directors, Senior Management and Employees......................24
Item 7.    Major Shareholders and Related Party Transactions...............26
Item 8.    Financial Information...........................................26
Item 9.    The Offer and Listing...........................................27
Item 10.   Additional Information..........................................28
Item 11.   Quantitative and Qualitative Disclosures about Market Risk......30
Item 12.   Description of Securities other than Equity Securities..........31

PART II

Item 13.   Defaults, Dividend Arrearages and
           Delinquencies...................................................32
Item 14.   Material Modifications to the Rights of Security Holders
           and Use of Proceeds.............................................32
Item 15.   Controls and Procedures.........................................32
Item 16A.  Audit Committee Financial Expert................................32
Item 16B.  Code of Ethics..................................................32
Item 16C.  Principal Accountant Fees.......................................32

PART III

Item 17.   Financial Statements............................................34
Item 18.   Financial Statements............................................34
Item 19.   Exhibits........................................................34

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries (the "Company") with respect to the fiscal years ended December 31, 2004, 2003, and 2002 and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2004 and 2003 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal years ended December 31, 2001 and 2000 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 2002, 2001 and 2000 has been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                   Fiscal Year Ended December 31,
                                                       2004           2003          2002           2001          2000
(in thousands of $, except share data and ratios)
Income Statement Data:
Total operating revenues                            135,695         75,246        40,276         61,534        76,336
Total operating expenses                             42,441         18,457        18,398         18,393        36,793
Net operating income                                 93,254         56,789        21,878         43,141        57,936
Net income                                           85,839         47,461        12,552         33,915        48,724
Earnings  per common share
- basic and diluted                                    5.02           2.78          0.73           1.98          2.85
Cash dividends paid                                  77,805         46,854        30,951         33,858        48,735

Balance Sheet Data (at end of year):
Cash and cash equivalents                            31,653          6,312           228            278           247
Restricted cash                                      10,000              -             -              -             -
Vessels and equipment, net                          301,500              -             -              -             -
Vessels under capital lease, net                          -        319,408       337,001        354,594       372,187
Total assets                                        365,554        348,443       347,825        366,204       404,740
Short-term portion of long-term debt                 11,309          8,400             -              -             -
Long-term debt                                      120,400        116,997       125,397        125,397       125,397
Stockholders' equity                                228,871        215,527       208,639        229,077       277,218
Common shares                                       171,000        171,000       171,000        171,000       171,000
Common shares outstanding                        17,100,000     17,100,000    17,100,000     17,100,000    17,100,000

Cash Flow Data
Cash provided by operating activities               106,588         52,940        30,899         72,535        47,344
Cash used in investing activities                   (9,310)              -             -              -             -
Cash used in financing activities                  (71,937)       (46,854)      (30,951)       (72,504)      (47,168)

Other Financial Data
Equity to assets ratio (1)                            62.6%          61.9%         60.0%          62.6%         68.5%
Debt to equity ratio (2)                                0.6            0.6           0.6            0.6           0.5
Price earnings ratio (3)                                6.7            4.5          20.5            8.1           7.7

Notes:
1. Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
2. Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
3. Price earnings ratio is calculated using the closing year end share price divided by basic Earnings per Share.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Our charters with Shell International Petroleum Company Limited, or Shell International, expired in the first quarter of 2004. Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

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

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;
     o    the scrapping rate of older vessels;
     o    the number of vessels that are out of service: and
     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage

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

Some of our vessels operate on a spot charter basis and any decrease in spot charter rates in the future may adversely affect our earnings

Beginning in 2004, some of our vessels operate on a spot charter basis. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs of our spot chartered vessels, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

The value of our vessels may fluctuate and adversely affect our liquidity and may result in breaches under our financial arrangements and sales of our vessels at a loss.

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. While we have refinanced our previous secured debt during 2004, declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels in the future and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Based on the closing price for our common shares on May 15, 2005, taking into account our total indebtedness of $128.8 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels was $128.1 million. The market value of a similar vessel may be significantly lower than the implied value of our vessels.

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

Future distributions to shareholders are dependent on tanker rates and future charter arrangements

The Company has historically paid distributions to shareholders. For the periods for which the Company's vessels were under charters to Shell International, the base rate charterhire was sufficient to pay a distribution of approximately $1.80 per share per year. The Company paid higher distributions when additional charterhire was received from Shell International. The Company expects that charterhire paid for time charters or in the spot market now that the charters to Shell International have expired will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due under its financing facility. The Company also expects that it will be able to continue to make distributions to its shareholder under the new employment regime for its vessels. These distributions are expected to be a minimum of $1.00 dollar per share per year. However, the amounts distributed will be dependent on spot market rates and any future charter arrangements that the Company enters into.

Compliance with environmental laws or regulations may adversely affect our operations

The shipping industry in general, our business and the operation of our tankers in particular, are affected by a variety of governmental regulations in the form of numerous international conventions, national, state and local laws and national and international regulations in force in the jurisdictions in which such tankers operate, as well as in the country or countries in which such tankers are registered. These regulations include:

     o the U.S. Oil Pollution Act of 1990, or OPA, which imposes strict liability for the discharge of oil into the 200-mile United States exclusive economic zone, the obligation to obtain certificates of financial responsibility for vessels trading in United States waters and the requirement that newly constructed tankers that trade in United States waters be constructed with double-hulls;

     o the International Convention on Civil Liability for Oil Pollution Damage of 1969 entered into by many countries (other than the United States) relating to strict liability for pollution damage caused by the discharge of oil;

     o the International Maritime Organization, or IMO, International Convention for the Prevention of Pollution from Ships with respect to strict technical and operational requirements for tankers;

     o the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, with respect to crew and passenger safety;

     o the International Convention on Load Lines of 1966 with respect to the safeguarding of life and property through limitations on load capability for vessels on international voyages; and

     o    the U.S. Marine Transportation Security Act of 2002.

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

We cannot assure investors that we will adequately insure against all risks and we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future and the insurers may not pay particular claims. For example, a catastrophic spill could exceed our insurance coverage and have a material adverse effect on our financial condition. In addition, we may not be able to procure adequate insurance coverage at commercially reasonable rates in the future and we cannot guarantee that any particular claim will be paid. In the past, new and stricter environmental regulations have led to higher costs for insurance covering environmental damage or pollution, and new regulations could lead to similar increases or even make this type of insurance unavailable. Furthermore, even if insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement ship in the event of a loss. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our payment of these calls could result in significant expenses to us that could reduce our cash flows and place strains on our liquidity and capital resources.

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

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy has been to pay out available cash, less reserves for contingencies, as distributions to stockholders, and we currently intend to continue that policy. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. Our loan agreement prohibits the declaration and payment of dividends if we are in default under such loan agreement. In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board. We cannot assure you that we will pay dividends.

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

Arrests of our tankers by maritime claimants could cause a significant loss of earnings for the related off hire period

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our tankers could result in a significant loss of earnings for the related off-hire period.

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

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside of the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance. The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide. Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Terrorist attacks, such as the attacks on the United States on September 11, 2001, and other acts of violence or war may affect the financial markets and our business, results of operations and financial condition

As a result of the September 11, 2001 terrorist attacks and subsequent events, there has been considerable uncertainty in the world financial markets. The full effect of these events, as well as concerns about future terrorist attacks, on the financial markets is not yet known, but could include, among other things, increased volatility in the price of securities. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Future terrorist attacks may also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession in the United States or the world. Any of these occurrences could have a material adverse impact on our operating results, revenue, and costs.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

We are a Bermuda corporation. Our Memorandum of Association and Bye-Laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-Laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside the United Sates, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States.

Our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, a portion of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, may be subject to a 4% United States federal income tax on 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, unless that corporation is entitled to a special tax exemption under the Code which applies to the international shipping income derived by some non-United States corporations. We believe that we and each of our subsidiaries qualify for this statutory tax exemption for the year ended December 31, 2004.

However, due to the factual nature of the issues involved, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the income we or our subsidiaries derive during the year from United States sources. The imposition of this taxation could have an adverse effect on our net income and cash flow.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. References herein to the Company include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Original Subsidiaries"), five very large crude oil carriers ("VLCCs") (the "Vessels"). The Company used the net proceeds of its initial public offering and bank debt to fund the purchase by the Original Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its Vessels to Shell International on long-term "hell and high water" bareboat charters (the "Charters"). The term of each of these Charters was a minimum of seven years, with an option for Shell International to extend the period for each Vessel's Charter for an additional seven year term, to a maximum of approximately 14 years per Charter. Shell International did not extend the bareboat charters for any of the Vessels for a second seven year period. Consequently, the Charters expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of its vessels while two of the Company's vessels have each been time chartered for a period of three years. The Company's remaining two vessels are trading on the spot market.

The business of the Company is limited by its Bye-Laws to the transactions described above and related activities including the ownership of subsidiaries engaged in the acquisition, disposition, ownership, leasing and chartering of the Vessels following the termination of the Charters in 2004, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including refinancing its original debt obligation related to its initial public offering (the "Credit Facility"). The Company expects that its only source of operating revenue, from which the Company may pay distributions to shareholders of its common shares, par value $0.01 per share, will be cash payments from subsidiaries to the Company. The Company's Bye-Laws may be amended only upon the affirmative vote of 66-2/3% of the outstanding common shares.

In connection with the purchase of the original Vessels, the Company had entered into conditional sale arrangements with a third party banking institution (the "UK Lessor"). Under the arrangements (the "Conditional Sale Agreements"), each of the Company's vessel-owning subsidiaries agreed with the UK Lessor that the UK Lessor was entitled to purchase the Vessels from the subsidiaries, by payment of the purchase price in installments over a period of twenty-five years, subject to certain conditions described below. For the duration of the Charters, the vessels were leased back to the Company's subsidiaries. The lease agreements did not encumber or obligate the Company's current or future cash flows and had no effect on the Company's financial position.

The U.K. Lessor's obligation under each Conditional Sale Agreement to pay the first instalment of the purchase price for the vessel was subject to the following conditions: (i) the UK Lessor had not terminated the related Conditional Sale Agreement prior to the Vessel being delivered by the subsidiary or a representative of the UK Lessor; (ii) the Company's subsidiary had not terminated the Agreement prior to giving notice of delivery of the Vessel; (iii) the UK Lessor had received notice of delivery of the Vessel from the subsidiary;
(iv) the UK Lessor had received an invoice for the first instalment of the purchase price; (v) the representations and warranties by the subsidiary in the Conditional Sale Agreement (regarding capital expenditures of the subsidiary and the purchase price of the vessel) continued to be true; and (vi) the Vessel had not suffered a loss. Upon termination of the Charters in 2004, each of the Company's subsidiaries had the right as the UK Lessor's sales agent to arrange for the disposition of the Conditional Sale Agreement (and the right to take title to the related Vessel), or to arrange for the sale of the related Vessel, for an amount equal to the fair market value of that Vessel. In connection with the termination of the Charters, the Company's subsidiaries arranged for newly formed subsidiaries (the "New Subsidiaries") to purchase the Conditional Sale Agreements from the UK Lessor by way of novation for fair market value consideration, thereby transferring the right to take title to the Vessels under the Conditional Sale Agreements to the Company's New Subsidiaries. The New Subsidiaries took title to the Vessels during the first half of March 2004 and the Conditional Sale Agreements are no longer in effect. There was no gain or loss booked by the Company on the transaction as the fair market value consideration was deemed equal to the Vessel book value at the date of acquisition.

Each Vessel was registered in the Republic of the Marshall Islands by the relevant New Subsidiary. The Company also repaid its existing loans and together with the New Subsidiaries entered into a new loan agreement (the "Loan Agreement") with The Royal Bank of Scotland plc (the "Lender"), pursuant to which the Company borrowed $140.0 million in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of 1% plus LIBOR. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefore, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

The Loan Agreement contains a number of covenants made by the Company and each of the New Subsidiaries that, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, create liens on assets or dispose of assets. In addition, the Company and the relevant New Subsidiary is subject to additional covenants pursuant to the Loan Agreement pertaining primarily to the maintenance and operation of each of the Vessels.

B. BUSINESS OVERVIEW

We are an international tanker company and our primary business activity is the international seaborne transportation of crude oil. Our fleet consists of five double-hull very large crude oil carriers, one of which was built in 1996 and four of which were built in 1995.

Expired Long-Term Charters

Pursuant to the Charters, Shell International paid a daily charterhire commencing on the Delivery Date at a rate comprised of two primary components:
(i) the Base Rate, a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and (ii) Additional Hire, an additional charterhire equal to the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500, representing daily operating costs over the Base Rate. This charterhire computation enabled the Company to receive the greater of (i) an average of prevailing spot charter rates for VLCCs trading on such routes after deducting daily operating costs of $10,500 during the initial term of the Charters.

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

Vessel Name                    Employment                       Expiration Date

Camden                          Time charter                    March, 2009
Chelsea                         Spot market                     n/a
Hampstead                       Time charter                    April, 2007
Kensington                      Time charter                    April, 2007
Mayfair                         Spot Market                     n/a

We believe that operating our Vessels between time charter and the spot market will enable us to take advantage of higher charter rates in the spot market, while maintaining stability through long-term charters.

Management Agreement

Upon expiration of the Charters in 2004, we amended our agreement with ICB Shipping (Bermuda) Ltd. (the "Manager") pursuant to which the Manager now assumes operational responsibility for the Vessels and has agreed to recharter the Vessels, subject to the approval of the Board of Directors. Under the Management Agreement the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate in 2012, unless earlier terminated pursuant to the terms thereof, as discussed below.

For its services under the Management Agreement during the period of the Charters, the Manager was entitled to a Management Fee equal to $750,000 per annum. In view of the increase in expenses to be borne directly by the Company due to the Company undertaking to perform certain operational responsibilities with respect to the Vessels since the termination of the Charters, the Management Fee has been reduced to $630,000 per year. The Company is now responsible for paying its own administrative expenses including such items as audit fees, legal and professional fees, registrars fees, and directors and officers fees and expenses. The Company believes that these management fees are substantially on the same terms that would be obtained from a non-affiliated party. The Manager was not affiliated with the Company, the Charterer or Guarantors at the time these fees were negotiated.

Upon the expiration of the Charters in 2004 and the Company's shareholders' decision to continue the Company in business and not sell the Vessels, the Manager became obligated under the Management Agreement to attempt to recharter each Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager will receive a commission equal to 1.25% of the gross freight earned from such rechartering (which is the standard industry commission). The Manager, on behalf of the Company, may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

The Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by ICB Shipping Aktiebolag (publ) or its successor as ultimate parent of the Manager. Frontline Ltd., a Bermuda company listed on the New York Stock Exchange, London Stock Exchange and the Oslo Stock Exchange, with its acquisition of ICB Shipping Aktiebolag (publ), is ICB's successor as ultimate parent of the Manager. The Manager may terminate the Management Agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses.

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

Seasonality

Historically, oil trade and therefore charter rates, increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

Risk of Loss and Insurance

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss, or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market and has also caused insurers to consider reducing available liability coverage. We bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels.

The Manager is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property, and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the Vessels is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 14 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

Environmental Regulation--IMO

The International Maritime Organization, or IMO, (the United Nation's agency for maritime safety and the prevention of marine pollution by ships) has adopted regulations that set forth pollution prevention requirements for tankers. These regulations, which have been implemented in many jurisdictions in which our tankers operate, provide, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless:

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

     o tankers 30 years old or older tankers must be of double-hull construction or mid-deck design with double-sided construction; and

     o    all tankers are subject to enhanced inspections.

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

The IMO recently adopted regulations that require the phase-out of most single hull tankers by 2015 or earlier, depending on the age of the vessel and whether or not it complies with requirements for protectively located segregated ballast tanks. Under these new regulations, which became effective in September 2002, the maximum permissible age for single hull tankers after 2007 will be 26 years. The new regulations also provide for increased inspection and verification requirements. However, as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, which was owned by a company not affiliated with us, in December 2003 the Marine Environmental Protection Committee of the IMO adopted a proposed amendment to the International Convention for the Prevention of Pollution from Ships to accelerate the phase out of single hull tankers from 2005 to 2010 unless the relevant flag states extend the date to 2015. This amendment became effective in April 2005. All of our vessels are double hull tankers that were built in 1995 or later and will not be subject to this accelerated phase-out.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The Manager has formulated a plan to comply with the Annex VI regulations. Compliance with these regulations may require the installation of expensive emission control systems and may have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect the Manager's ability to manage our ships.

The IMO's International Safety Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop a safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The Manager will rely upon the safety management system that the Manager and its third party technical managers have developed.

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

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in a tankers denial of access to, or detention in, some ports. Both the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on the operation of oil tankers.

Environmental Regulation--OPA/CERCLA

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial waters and the 200 nautical mile exclusive economic zone of the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which also impacts our operations, applies to the discharge of hazardous substances (other than oil) whether on land or at sea.

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

CERCLA, which applies to owners and operators of vessels, contains a liability regime similar to OPA and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million. These limits of liability do not apply, however, where the incident is caused by violation of applicable United States federal safety, construction or operating regulations, or by the responsible party's gross negligence or wilful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to co-operate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels will call.

OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet the limit of their aggregate potential strict liability under OPA and CERCLA. The United States Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker must demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA/CERCLA. The Manager has provided requisite guarantees and received certificates of financial responsibility from the United States Coast Guard for each of our tankers required to have one.

Under OPA, with limited exceptions, all newly built or converted tankers operating in United States waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period beginning in 1995 based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within United States waters are limited to discharging at the Louisiana Offshore Oil Port or unloading with the aid of another vessel, a process referred to as "lightering," within authorized lightering zones more than 60 miles off-shore.

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the United States Coast Guard, and their tankers are required to operate in compliance with their United States Coast Guard approved plans. These response plans must, among other things:

     o address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

Vessel response plans for our tankers operating in the waters of the United States have been approved by the United States Coast Guard. In addition, the United States Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. The Manager is responsible for ensuring our Vessels comply with any additional regulations.

Environmental Regulation--Other

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969 and the Convention for the Establishment of an International Fund for Oil Pollution of 1971. Under these conventions, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective November 1, 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately $6.7 million plus approximately $942 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to approximately $134.0 million. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on May 19, 2005. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance covers the liability under the plan adopted by the IMO.

In July 2003, in response to the m.t. Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union is considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the m.t. Prestige and resulting oil spill in November 2002 has lead to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our tankers and our ability to generate income from them. For example, Italy announced a ban of single-hull crude oil tankers over 5,000 dwt from most Italian ports, effective April 2001. Spain has announced a similar prohibition. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most United States states that border a navigable waterway have enacted laws that impose strict liability for clean-up costs and damages resulting from a discharge of oil or a release of a hazardous substance. As permitted by OPA, these state laws may provide for unlimited liability for oil spills occurring within their boundaries.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS, Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. tankers from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. The Manager has implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and ensure that our tankers attain compliance with all applicable security requirements within the prescribed time periods. We do not believe these additional requirements have a material financial impact on our operations.

C.   ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our subsidiaries.

D.   PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of five tankers. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. The name, deadweight tonnage ("Dwt"), hull type, flag and date of original delivery from the Builder's yard are set forth below.

                  Approximate
Vessel name       Dwt              Hull type      Flag                Year Built

Camden            298,000          Double         Marshall Islands    1995
Chelsea           298,000          Double         Marshall Islands    1995
Mayfair           298,000          Double         Marshall Islands    1995
Kensington        298,000          Double         Marshall Islands    1995
Hampstead         298,000          Double         Marshall Islands    1996

The Vessels are modern, high-quality double hull tankers designed for enhanced safety and reliability and for relatively low operating and maintenance costs. Design features include a cargo system designed for optimum port performance, a high grade anti-corrosion paint system and pipeline materials which have been specified with a view to long service, an efficient power generation system including shaft generator, additional fire fighting and safety equipment over and above minimum standards and improved structural design.

Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's five Original Subsidiaries each purchased one VLCC. From their purchase in February 1997 until March 2004, the Company chartered the Vessels to Shell International on long-term "hell and high water" bareboat charters (the "Charters"). The term of each of these Charters was a minimum of seven years, with an option for Shell International to extend the period for each Vessel's Charter for an additional seven year term. Shell International did not extend the Charters for any of the Vessels for the second seven year period. Consequently, the Charters expired for all five Vessels, in accordance with their terms, in March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of the Vessels while two of the Company's Vessels have each been time chartered for a period of three years each. The Company's remaining two Vessels are trading on the spot market.

The daily charterhire rate payable by Shell International was comprised of two primary components: (i) the base rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears ("Base Rate"), and (ii) additional hire, which is additional charterhire (determined and paid quarterly in arrears) that would equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, representing daily operating costs over the Base Rate. The current five year time charter agreement provides revenue of approximately $31,000 per day for the duration of the charter, while the three year time charters provide a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the Baltic International Trading Route (BITR) Index.

The calculated spot market related rates for the period up until the redelivery of the Vessels in 2004, and each of the years ended December 31, 2003, and 2002 were:

(in $ per day)                2004                 2003                  2002
First Quarter               90,513               61,713                16.327
Second Quarter                                   53,186                13,057
Third Quarter                                    25,063                 9,093
Fourth Quarter                                   59,688                31,347

Factors Affecting Our 2004 and Future Results

The principal factors that are expected to affect our future results of operations and financial position include:

     o    the earnings of our vessels in the charter market;

     o    vessel expenses;

     o    administrative expenses;

     o    depreciation; and

     o    interest expense.

Prior to 2004, we derived our historical earnings from the Charters with Shell International. In the future our Vessels may be operated under bareboat charters, time charters, voyage charters and contracts of affreightment. A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent offhire are excluded from this calculation.

The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. We will be exposed to such volatility with our Vessels operating on the spot market and it will affect the profit sharing arrangement that we have for our Vessels on time charter to OSG.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. We bear the operating costs for our Vessels that are operating on the spot market and for the three Vessels that have been fixed under time charters.

Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors fees and expenses, registrars fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2004, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

Although inflation may have an impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. In addition, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Market Overview

Following the termination of the Charters, our vessels are operated under time charters and voyage charters Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs. Under a time charter, the charterer pays substantially all of the vessel voyage costs. Under a voyage charter, the vessel owner pays such costs. Vessel voyage costs are primarily fuel and port charges. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner's payment of vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net voyage revenues by the number of days on charter. Days spent off-hire are excluded from this calculation.

A summary of average time charter equivalent earnings per day for our fleet is as follows:

(in $ per day)       2004           2003         2002         2001          2000
VLCCs              68,698         51,731       32,569       44,217        52,328

Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues in 2004 for our vessels trading in the spot market.

(in thousands of $)                                                         2004
Voyage revenues                                                           54,009
Voyage expenses and commission                                            11,925
--------------------------------------------------------------------------------
Net voyage revenues                                                       42,084
--------------------------------------------------------------------------------

The oil tanker industry has been highly cyclical, experiencing volatility in charterhire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity. See Item 4. Information on the Company
- Business Overview - Industry Conditions.

The tanker market experienced a good year in 2004 as freight rates increased dramatically compared to 2003, mainly due to limited fleet growth and strong growth in the demand for oil, and implicitly for oil tankers.

The world supply of oil increased with 3.39 mbd from 2003 to a total of 83.03 mbd in 2004. The rapid economic growth in China led to a large growth in imports of oil into China during the year. In addition, hurricane Ivan that hit the US Gulf, led to the shut down of oil production in the area that had to be replaced by additional imports. The result was a strong demand for VLCCs, and a very healthy market for most of the year. The continuing unrest in Iraq kept the output from that country to about 1.9 mbd. compared with a pre-war level of about 2.2 mbd. However, the shortfall in production from Iraq was replaced by increased production in the rest of the OPEC countries.

The size of the world VLCC fleet increased by 2.5% in 2004 from 433 vessels to 452 vessels. A total of 11 VLCC's were scrapped during the year and 30 were delivered. The total order book for VLCCs was at 84 vessels at the end of 2004, of which 43 were ordered during the year. This order book for VLCCs represents 19.1% of the existing fleet.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgement in their application. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognised rateably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognised pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

Vessels, Depreciation and Impairment

Prior to the termination of the capital leases with the U.K. Lessor, the cost of our vessels were depreciated on a straight-line basis over the vessels' remaining economic useful lives. When the capital leases were terminated and the vessels were transferred to new wholly owned subsidiaries, our estimate for depreciation was revised to include an estimate for the residual value of the vessels at the end of their useful life. As a result, the vessels are now being depreciated based on cost less estimated residual value over their useful life. Management estimates the useful life of the Company's vessels to be 25 years. This is a common life expectancy applied in the shipping industry. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our vessels and significant negative industry or economic trends. In assessing the recoverability of the vessels' carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for vessels, the revenues the vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our vessels and the estimated economic useful life of our vessels. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Standards

In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively.

Results of Operations

Year ended December 31, 2004 compared with year ended December 31, 2003

Operating revenues

(in thousands of $)                        2004            2003          Change
Time charter revenues                    42,113               -             n/a
Bareboat charter revenues                29,770          75,246          -60.4%
Voyage charter revenues                  63,812               -             n/a
--------------------------------------------------------------------------------
Total operating revenues                135,695          75,246           80.3%
--------------------------------------------------------------------------------

In March 2004, our long-term bareboat Charters with Shell International expired and the Vessels commenced trading under new employment regimes. The decrease in bareboat charter revenue from 2003 is explained by the expiration of the Charters. Following the expiration of the Charters, three of our Vessels have been contracted under medium-term time charters, two of which include market related profit sharing arrangements and the remaining two Vessels are trading in the spot market. Total operating revenues increased significantly in 2004 as freight rates increased dramatically compared to 2003.

Operating expenses

(in thousands of $)                        2004            2003          Change
Voyage expenses and commission           14,240               -             n/a
Ship operating expenses                   9,868               -             n/a
Administrative expenses                   1,114             864           28.9%
Depreciation and amortization            17,219          17,593           -2.1%
--------------------------------------------------------------------------------
Total operating expenses                 42,441          18,457          129.9%
--------------------------------------------------------------------------------

Under the Charters, all ship operating costs were paid by Shell International. Following the redelivery of the Vessels in March 2004, we are now required to fund the Vessels' operating expenses. 83.7% of the voyage expenses and commission are generated by the two Vessels which trade in the spot market, as substantially all of the vessel voyage costs associated with time charters are covered by the charterer. Ship operating expenses consist mainly of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants. Additional operating costs were incurred in 2004 in conjunction with the redelivery of the Vessels and familiarisation of the new crews.

In February 2004 we amended our agreement with ICB Shipping (Bermuda) Ltd. The management fee was reduced to $0.63 million per annum from $0.75 million per annum. We are now responsible to pay for our administrative expenses, which in previous years were covered by the Manager. Of the $0.63 million, 39% is included in administrative expenses while the remainder is classified as a ship operating expense. In 2004 we incurred administration costs related to insurance, directors' fees, shareholder and public relations, legal fees, audit fees and other professional services. The significant portion of administration costs relates to directors' fees, shareholder and public relations, and management fees at $0.19, $0.55, and $0.28 million respectively.

In March 2004, the capital leases were terminated and Vessels were transferred to new vessel owning subsidiaries and classified as owned vessels. Depreciation for owned vessels is calculated based on the stated costs less estimated residual value on a straight-line basis over the estimated useful life. Depreciation for vessels under capital lease was calculated based on the stated costs on a straight-line basis over the estimated useful life.

Interest income and expenses

(in thousands of $)                         2004            2003          Change
Interest income                              449              55            716%
Interest expense                         (7,877)         (9,332)           15.6%
--------------------------------------------------------------------------------
Net interest income (expenses)           (7,428)         (9,277)           19.9%
--------------------------------------------------------------------------------

The increase in interest income in 2004 reflects the increased cash balance in 2004 due to the increase in operating revenues in the year. Additionally, the company is no longer paying out all available cash as dividends, as cash reserves are being held to fund future operations.

Interest expense consists of interest paid in relation to the primary loans made to us under the Credit Facility net of the hedging effects of the Company's interest rate swap agreement, interest paid in relation to the new $140.0 million loan facility, and also the amortisation of deferred financing charges incurred in connection with the drawdown of debt. Interest expense decreased in 2004 with the refinancing of the $125.4 million Credit Facility and the maturity of the interest rate swap which effectively fixed interest at a rate of 7.13% per annum. Under the new $140.0 million loan facility, in 2004 we paid interest at a rate of LIBOR + 1% margin.

Year ended December 31, 2003 compared with year ended December 31, 2002

Operating revenues

(in thousands of $)                        2003           2002           Change
Bareboat charter revenues                75,246         40,276              87%

In 2002, the conditions prevailing in the tanker market meant that only the base rate charterhire of $22,069 per day per vessel was received. In the fourth quarter of 2002 the market began to strengthen and this continued into 2003. In 2003, the Company benefited from this continued strengthening, and in accordance with the terms of the charters to Shell International, received Additional Hire. The Additional Hire, which is calculated on a quarterly basis, totalled $34.97 million for 2003.

Operating expenses

(in thousands of $)                        2003           2002           Change
Administrative expenses                     864            805             7.3%
Depreciation and amoritsation            17,593         17,593               0%
--------------------------------------------------------------------------------
Total operating expenses                 18,457         18,398             0.3%
--------------------------------------------------------------------------------

Operating expenses increased in 2003 due to an increase in administrative expenses. This was the result of an increase in the premium paid for the Company's directors' and officers' liability insurance. During the term of the charters to Shell International, the Company did not incur significant administrative expenses apart from premiums in respect of the Company's directors' and officers' and general liability insurance, which the Company prepays on an annual basis. Due to the expiration of the charters to Shell International and the change in the Company's operations in 2004, however, the Company's operating expenses will increase starting in the year 2004 due to vessel operating expenses, which mainly consist of crewing, repairs and maintenance, spare parts, insurance, stores and lubricants.

Interest income and expenses

(in thousands of $)                         2003           2002           Change
Interest income                               55             33            66.7%
Interest expense                         (9,332)        (9,310)             0.2%
--------------------------------------------------------------------------------
Total other  income (expenses)           (9,277)        (9,277)               0%
--------------------------------------------------------------------------------

The increase in interest income in 2003 reflects the increased cash in 2003 due to the Additional Hire revenues in this period. In addition, the Board made the decision to withhold cash reserves for new operations to commence after the expiration of the Charters, which resulted in an increase in interest income from funds on short term deposit.

Interest expense consists of interest paid in relation to the primary loans made to the us under the Credit Facility net of the hedging effects of the Company's interest rate swap agreement, and also the amortisation of deferred financing charges incurred in connection with the drawdown. The interest rate swap effectively fixed our interest rate obligations at approximately 7.13% per annum.

Liquidity and Capital Resources

The Company operates in a capital intensive industry and has historically financed its purchase of tankers through a combination of equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Market rates for charters of our vessels have been volatile historically. Periodic adjustments to the supply of and demand for oil tankers causes the industry to be cyclical in nature. We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

During the term of the Charters, the Company had fixed base rate charterhire for all of its Vessels. In each quarter where the spot market related rate was higher than the base rate, the spot market related rate was paid. The Company had a fixed management fee and its administrative expenses were comprised principally of directors' and officers' liability insurance. Due to the expiration of the Charters and the change in the Company's operations in 2004, the Company's revenues will be more exposed to fluctuations in earnings in the spot market. These fluctuations may increase or decrease revenues compared to revenues under the Charters depending on prevailing spot market rates. This applies to the two Vessels trading in the spot market and the two Vessels that are on medium term time charters that include 50:50 profit sharing arrangements for earnings in excess of $30,000 per day calculated by reference to the Baltic International Trading Route Index.

The Company's operating expenses have increased in the year following the expiration of the Charters as vessel operating expenses are now the responsibility of the Company. Administrative expenses, including audit fees, directors' fees and expenses, registrar's fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses, have also increased since, in accordance with the terms of the Company's Management Agreement with ICB Shipping (Bermuda) Ltd. (the "Manager"), as amended, the Company is responsible for such costs from February 1, 2004.

At December 31, 2004 we estimated the cash breakeven average daily TCE rate of $15,365 for our VLCCs. This represents the daily rate our Vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan balloon repayments at maturity. Based on the current strength of the tanker market, the Company believes that working capital is sufficient for the Company's present requirements.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters and are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

The Company's funding and treasury activities are conducted within corporate policies to maximise investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars.

Long-term liquidity requirements of the Company include funding the replacement of Vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, bank loans and the finance leases. The Company has had sufficient sources of income through the payment of charterhire by the Shell International during the term of the Charters to pay ordinary recurring expenses that are not borne by the Manager and the Company expects that charterhire paid for time charters or in the spot market now that the Charters have expired will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including instalments due under the Loan Agreement. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the Loan becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2004, 2003 and 2002, the Company had cash and cash equivalents of $31.7 million, $6.3 million and $0.2 million, respectively. As of December 31, 2004, 2003 and 2002, the Company had restricted cash balances of $10.0 million, $ nil and $ nil respectively. The restricted cash balance is a result of a `Minimum Liquidity Balance' which we are required to maintain at all times in conjunction with our new $140.0 million loan facility with the Royal Bank of Scotland.

During the year ended December 31, 2004 we paid total cash dividends of $77.8 million. In the first quarter of 2005, we declared a cash dividend of $1.75 per share for a total cash payment of $29.9 million.

In March 2004, the Company refinanced its Credit Facility of $125.4 million with the Loan of $140.0 million, incurring expenses of $0.01 million on the debt extinguishment. The Credit Facility did not have principal installments and was due for repayment in its entirely in August 2004. At the time of entering into the Credit Facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004. The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of 1% plus LIBOR. The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement.

Although the Company's activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

Tabular disclosure of contractual obligations

At December 31 2004, the Company had the following contractual obligations:

                                                                Payment due by period
                                       Less than 1
                                              year  1 - 3 years   3 - 5 years     After 5 years     Total
                                       ------------------------------------------------------------------
(In thousands of $)

Long-term debt obligations                 11,200        22,400        22,400          75,600     131,600
                                       ------------------------------------------------------------------
Total contractual cash obligations         11,200        22,400        22,400          75,600     131,600
                                       ------------------------------------------------------------------

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name                  Age    Position
----                  ---    ---------

Ola Lorentzon         55     Director and Chairman
Tor Olav Tr0im        42     Director, Chief Executive Officer and Vice-Chairman
Douglas C. Wolcott    73     Director and Audit Committee member
David M. White        64     Director and Audit Committee Chairman
Timothy J. Counsell   46     Director
Kate Blankenship      40     Chief Financial Officer and Secretary

Pursuant to the Management Agreement with the Company, the Manager provides management, and advisory services to the Company. Set forth below are the names and positions of the directors and executive officers of the Manager.

Name                   Age   Position
----                   ---   --------

Kate Blankenship       40    Director, Chairman and Secretary
Tom E. Jebsen          47    Director and Vice-Chairman
Cora Lee Starzomski    32    Director

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

Tor Olav Tr0im has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Tr0im has been a director of Frontline since July 1, 1996. Since May 2001, Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market.He is a director of Aktiv Inkasso ASA, a Norwegian Oslo Stock Exchange listed company, and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. He is also Chief Executive Officer and a director of Ship Finance International Limited a Bermuda company listed on the New York Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

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

Timothy J. Counsell has been a director of the Company since March 27, 1998. Mr. Counsell is a partner of the law firm of Appleby Spurling Hunter, Bermudian counsel to the Company and has been with that firm since 1990.

Kate Blankenship has been Chief Financial Officer of the Company since April 17, 2000 and Secretary of the Company since December 27, 2000. Mrs. Blankenship has been a director and Chairman of the Manager since March 2000 and Secretary of the Manager since December 28, 2000. Mrs. Blankenship has been Chief Accounting Officer and Secretary of Frontline since 1994. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Tom E. Jebsen has been a director of the Manager since March 2000. Mr. Jebsen has served as Chief Financial Officer of Frontline Management since June 1997. From December 1995 until June 1997, Mr. Jebsen served as Chief Financial Officer of Tschudi & Eitzen Shipping ASA, a publicly traded Norwegian shipowning company. From 1991 to December 1995, Mr. Jebsen served as Vice President of Dyno Industrier ASA, a publicly traded Norwegian explosives producer. Mr. Jebsen is also a director of Asuranceforeningen Skuld, Unitas, a mutual hull and machinery club, and Hugin AS, an internet company.

Cora Lee Starzomski has been a director of the Manager since December 2004. Ms. Starzomski has been a Corporate Accountant with Frontline since November 2001. She is a member of the Institute of Chartered Accountants in Canada.

B.   COMPENSATION

Pursuant to the amended Management Agreement, the Company paid directors' fees for 2004 of $190,000 in aggregate. In 2003, the Manager paid from the Management Fee the annual directors' fees of the Company of $82,000 in the aggregate. No separate compensation was paid to the Company's officers.

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

D.   EMPLOYEES

The Company has not had any employees since inception as the Manager is responsible for the management and administration of the Company.

E.   SHARE OWNERSHIP

As of May 25, 2005, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person.

The Company is not aware of any person who owns more than five per cent of the Company's outstanding common shares as of May 25, 2005.

As of May 25, 2005, none of the directors or officers of the Company owned any Common Shares of the Company.

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

Dividend Policy

Prior to the termination of the Charters, the Company's policy was to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Subsequent to the redelivery from Shell International, our policy continues to be to make quarterly distributions to shareholders based on the Company's earnings and cash flow. These distributions are expected to be a minimum of $1.00 dollar per share per year. However, the amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. The Company may not be able to make distributions in quarters where earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances.

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

In 2004, 2003 and 2002, the Company paid the following distributions to shareholders.

RECORD DATE                      PAYMENT DATE                AMOUNT PER SHARE

2004
January 23, 2004                 February 10, 2004               $0.80
May 24, 2004                     June 7, 2004                    $2.00
August 13, 2004                  August 27, 2004                 $0.75
November 15, 2004                November 29, 2004               $1.00

2003
January 27, 2003                 February 7, 2003                $0.45
April 25, 2003                   May 8, 2003                     $1.19
July 25, 2003                    August 8, 2003                  $0.65
October 25, 2002                 November 10, 2003               $0.45

2002
January 25, 2002                 February 8, 2002                $0.46
April 25, 2002                   May 8, 2002                     $0.45
July 25, 2002                    August 7, 2002                  $0.45
October 25, 2002                 November 7, 2002                $0.45

B. SIGNIFICANT CHANGES

Not applicable

ITEM 9. THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ National Market, the annual high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

FISCAL YEAR ENDED DECEMBER 31                   HIGH                LOW

2004                                          $39.25             $12.52
2003                                          $17.56              $8.45
2002                                          $18.85             $11.51
2001                                          $27.80             $14.32
2000                                          $25.25             $11.94

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

FISCAL YEAR ENDED DECEMBER 31, 2004             HIGH                 LOW

First quarter                                 $21.29              $12.52
Second quarter                                $29.67              $16.65
Third quarter                                 $33.26              $24.50
Fourth quarter                                $39.25              $29.06

FISCAL YEAR ENDED DECEMBER 31, 2003              HIGH                LOW

First quarter                                  $17.56             $13.59
Second quarter                                 $14.60              $9.10
Third quarter                                   $9.92              $8.45
Fourth quarter                                 $13.29              $8.63

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Month                                            HIGH                LOW

April 2005                                     $44.81             $37.90
March 2005                                     $40.43             $33.81
February 2005                                  $41.74             $34.24
January 2005                                   $34.70             $28.00
December 2004                                  $39.25             $32.41
November 2004                                  $38.94             $32.32

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

C. MATERIAL CONTRACTS

On March 2, 2004, the Company, as borrower, and the New Subsidiaries, as new owners, entered into the Loan Agreement with The Royal Bank of Scotland plc, as lender (the "Lender"), pursuant to which the Company borrowed $140.0 million, in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly instalments of $2.8 million and a final instalment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of 1% plus LIBOR. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefore, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

The Loan Agreement contains a number of covenants made by the Company and each of the New Subsidiaries that, among other things, restrict the ability of the Company to incur additional indebtedness, pay dividends if the Company is in default, create liens on assets or dispose of assets. In addition, the Company and the relevant New Subsidiary is subject to additional covenants pursuant to the Loan Agreement pertaining primarily to the maintenance and operation of each of the Vessels.

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

It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company was a passive foreign investment company ("PFIC") in the year 2003. In 2004, the Company became an operating company after the expiration of the Shell International charters on February 27, 2004. Due to the change to an operating company, the Company was not a PFIC for U.S. federal income tax purposes in the year 2004. Therefore, dividends paid by the Company to a non-corporate U.S. shareholder beginning in 2005 will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2008) provided that the non-corporate U.S. shareholder satisfies certain holding period and other requirements. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. shareholder.

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

I. SUBSIDIARY INFORMATION

Not Applicable

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates primarily resulting from the floating rate of the Company's borrowings. The Company does not currently utilise interest rate swaps to manage such interest rate risk. The Company has not entered into any financial instruments for speculative or trading purposes.

The Company's borrowings under its loan facility at December 31, 2004 of $131.6 million (December 31, 2003: $125.4 million) bear interest at an annual rate of LIBOR plus a margin of one per cent. A one per cent change in interest rates would increase or decrease interest expense by $1.3 million per year as of December 31, 2004. The fair value of the loan facility at December 31, 2004 was equal to the carrying amount of the facility at the same date.

Prior to the refinancing of its $125.7 million credit facility in February 2004, the Company had entered into an interest rate swap transaction to hedge the interest rate variability on the credit facility. The swap effectively resulted in a fixed borrowing rate to the Company of 7.13% for the year ended December 31, 2003. The swap matured in August, 2004.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                    PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15. CONTROLS AND PROCEDURES

As of December 31, 2004, the Company carried out an evaluation, under the supervision and with the participation of the Company's manager ICB Shipping Bermuda, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that the Company's Audit Committee has one Audit Committee Financial Expert. Mr. David White is an independent director and is the Audit Committee Financial Expert.

ITEM 16 B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all entities controlled by the Company and all employees, directors, officers and agents of the Company, including representatives and agents of the Company's manager, ICB Shipping (Bermuda) Limited. The Code of Ethics has previously been filed as Exhibit 11.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 2, 2004, and is hereby incorporated by reference into this Annual Report.

The Company has posted a copy of its Code of Ethics on its website at www.knightsbridgetankers.com. The Company will provide any person, free of charge, a copy of its Code of Ethics upon written request to the Company's registered office.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2004 was Moore Stephens P.C. and for 2003 was Deloitte & Touche AB. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by our principal accounts in each year respectively.

     ---------------------------------------------------------------------------
     (in $)                                                 2004            2003
     ---------------------------------------------------------------------------

     Audit Fees (a)                                       100,000         50,000
     Audit-Related Fees (b)                                    --             --
     Tax Fees (c)                                           5,500          5,500
     All Other Fees (d)                                        --             --
     Total                                                105,500         55,500

(a) Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b) Audit -Related Fees

Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of the Company's financial statements which have not been reported under Audit Fees above.

(c) Tax Fees

Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d) All Other Fees

All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company's Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2004 were approved by the Audit Committee pursuant to the pre-approval policy.

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

Not Applicable

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-14 are filed as part of this annual report:

Financial Statements for Knightsbridge Tankers Limited

Index to Consolidated Financial Statements of Knightsbridge
Tankers Limited                                                              F-1

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Consolidated Statements of Operations                                        F-4
for the years ended December 31, 2004, 2003 and 2002

Consolidated Balance Sheets as of                                            F-5
December 31, 2004 and 2003

Consolidated Statements of Cash Flows                                        F-6
for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in                                        F-7
Stockholders' Equity for the years ended December 31, 2004,
2003 and 2002

Notes to Consolidated Financial Statements                                   F-8

ITEM 19. EXHIBITS

Number    Description of Exhibit
------    ---------------------------------------------------

1 Underwriting Agreement among Knightsbridge Tankers Limited (the "Company"), Cedarhurst Tankers LDC ("Cedarhurst"), Hewlett Tankers LDC ("Hewlett"), Inwood Tankers LDC ("Inwood"), Lawrence Tankers LDC ("Lawrence") and Woodmere Tankers LDC ("Woodmere") (each of Cedarhurst, Hewlett, Inwood, Lawrence and Woodmere a "Subsidiary" and collectively the "Subsidiaries"), Lazard Freres & Co. LLC and Goldman, Sachs & Co., as representatives for the U.S. underwriters (the "Representatives"), ICB Shipping (Bermuda) Limited (the "Manager") and ICB International Ltd. ("ICB International")**

4.1       Memorandum of Association of the Company*

4.2       Bye-Laws of the Company *

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

4.5.1 Execution version of Management Agreement dated February 12, 1997 between the Manager and the Company (incorporated by reference from Exhibit 10.5 of the Registration Statement).**

4.5.2 Execution version of Amendment No. 1 to Management Agreement and Accession Agreement dated [March 1, 2004] between the Manager and the Company.

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

4.25.3 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Inwood as assignor and GSI as agent.**

4.25.4 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Lawrence as assignor and GSI as agent.**

4.25.5 Execution version of Guarantor (Subsidiary) Assignment dated February 12, 1997 between Cedarhurst as assignor and GSI as agent.**

4.26 Execution version of ISDA Master Agreement dated February 6, 1997 between GSCM and the Company.**

4.27 Execution version of Intercreditor Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger and as agent, GSCP as bank and GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

4.27(a) Amendment Agreement dated February 27, 1997 to the Intercreditor Agreement among the Company as borrower, the Subsidiaries as leasees (collectively with the Company as Obligors), GSI as arranger, RBS as agent, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

4.27(b) Finance Party Accession/Designation Agreement dated February 27, 1997 among the Company and the Subsidiaries as obligors, GSI as existing party and arranger, RBS as new party, NLL as lessor, GSIB as bank, GSCM as swap bank and SIPC, SPCo, SPNV and the Manager, each as a subordinated creditor.**

4.28 Execution version of Multipartite Agreement dated February 12, 1997 among the Company as borrower, the Subsidiaries as guarantors, SIPC as charterer, GSI as arranger and agent, GSCP as bank and GSCM as swap bank.**

4.29 Execution version of Subordination Agreement dated February 12, 1997 among the Company, the Subsidiaries, ICB International, the Manager, the Guarantors, SIPC and Goldman, Sachs & Co. as representative of the U.S. Underwriters, and GSI as representative of the International Underwriters.**

4.31 Execution version of Share Purchase Agreement dated February 12, 1997 between the Company and ICB International (incorporated by reference from Exhibit 10.37 of the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).***

4.32.1 Execution version of Novation Agreement dated March 3, 2004 between Inwood, Calico Leasing (GB) Limited ("Calico") and KTL Camden, Inc. ("Camden"). ***

4.32.2 Execution version of Novation Agreement dated March 3, 2004 between Lawrence, Calico and KTL Chelsea, Inc. ("Chelsea"). ***

4.32.3 Execution version of Novation Agreement dated March 3, 2004 between Cedarhurst, Calico and KTL Mayfair, Inc. ("Mayfair"). ***

4.32.4 Execution version of Novation Agreement dated March 3, 2004 between Hewlett, Calico and KTL Hampstead, Inc. ("Hampstead"). ***

4.32.5 Execution version of Novation Agreement dated March 3, 2004 between Woodmere, Calico and KTL Kensington, Inc. ("Kensington"). ***

4.33.1 Execution version of a Deed of Release dated March 3, 2004 between Inwood, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997. ***

4.33.2 Execution version of a Deed of Release dated March 3, 2004 between Lawrence, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997. ***

4.33.3 Execution version of a Deed of Release dated March 3, 2004 between Cedarhurst, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997. ***

4.33.4 Execution version of a Deed of Release dated March 3, 2004 between Hewlett, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997. ***

4.33.5 Execution version of a Deed of Release dated March 3, 2004 between Woodmere, Calico and RBS relating to a Lessor Mortgage and Assignment dated February 27, 1997. ***

4.34 Form of Loan Agreement between the Company as borrower, the New Subsidiaries as new owners and RBS as lender. ***

4.35 Form of ISDA Master Agreement dated March 3, 2004 between the Company and RBS. ***

4.36.1 Execution version of General Assignment dated March 3, 2004 between Camden as owner and RBS as lender. ***

4.36.2 Execution version of General Assignment dated March 3, 2004 between Chelsea as owner and RBS as lender. ***

4.36.3 Execution version of General Assignment dated March 3, 2004 between Hampstead as owner and RBS as lender. ***

4.36.4 Execution version of General Assignment dated March 3, 2004 between Kensington as owner and RBS as lender. ***

4.36.5 Execution version of General Assignment dated March 3, 2004 between Mayfair as owner and RBS as lender. ***

4.37 Execution version of Account Security Deed between the Company as borrower, each of Camden, Chelsea, Hampstead, Kensington and Mayfair as a new owner, and RBS as bank. ***

4.38 Execution version of Manager's Undertaking by Frontline Management AS to RBS. ***

4.39 Execution version of Master Agreement Security Deed dated March 3, 2004 between the Company and RBS. ***

4.40.1 Execution version of First Preferred Marshall Islands Mortgage dated March 15, 2004 between Camden as owner and RBS as mortgagee. ***

4.40.2 Execution version of First Preferred Marshall Islands Mortgage dated March 5, 2004 between Chelsea as owner and RBS as mortgagee. ***

4.40.3 Execution version of First Preferred Marshall Islands Mortgage dated March 11, 2004 between Hampstead as owner and RBS as mortgagee. ***

4.40.4 Execution version of First Preferred Marshall Islands Mortgage dated March 29, 2004 between Kensington as owner and RBS as mortgagee. ***

4.40.5 Execution version of First Preferred Marshall Islands Mortgage dated March 18, 2004 between Mayfair as owner and RBS as mortgagee. ***

4.41.1 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between the Company as the chargor and RBS as the Agent. ***

4.41.2 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between Camden as the chargor and RBS as the Agent. ***

4.41.3 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between Chelsea as the chargor and RBS as the Agent. ***

4.41.4 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between Hampstead as the chargor and RBS as the Agent. ***

4.41.5 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between Kensington as the chargor and RBS as the Agent. ***

4.41.6 Execution version of Deed of Release dated March 3, 2004 relating to a Floating Charge dated February 12, 1997 between Mayfair as the chargor and RBS as the Agent. ***

4.42.1 Execution version of Deed of Release and Reassignment relating to a Guarantor Assignment dated February 12, 1997 dated March 3, 2004 between Camden as the assignor and RBS as the Agent. ***

4.42.2 Execution version of Deed of Release and Reassignment dated March 3, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Chelsea as the assignor and RBS as the Agent. ***

4.42.3 Execution version of Deed of Release and Reassignment dated March 3, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Hampstead as the assignor and RBS as the Agent. ***

4.42.4 Execution version of Deed of Release and Reassignment dated March 3, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Kensignton as the assignor and RBS as the Agent. ***

4.42.5 Execution version of Deed of Release and Reassignment dated March 3, 2004 relating to a Guarantor Assignment dated February 12, 1997 between Mayfair as the assignor and RBS as the Agent. ***

4.42.6 Execution version of Deed of Release and Reassignment dated March 3, 2004 relating to a Borrower Assignment dated February 12, 1997 between the Company as the assignor and RBS as the Agent. ***

4.43 Execution version of Deed of Release dated March 3, 2004 relating to a Mortgage of Shares dated February 12, 1997 between the Company as the assignor and RBS as the Agent. ***

4.44.1 Execution version of Daylight Overdraft Facility dated March 3, 2004 between Mayfair as borrower, Cedarhurst as lessee, each of Lawrence and the Company as shareholders and RBS as lender. ***

4.44.2 Execution version of Daylight Overdraft Facility dated March 3, 2004 between Kensington as borrower, Woodmere as lessee, each of Hewlett and the Company as shareholders and RBS as lender. ***

4.44.3 Execution version of Daylight Overdraft Facility dated March 3, 2004 between Chelsea as borrower, Lawrence as lessee, each of Inwood and the Company as shareholders and RBS as lender. ***

4.44.4 Execution version of Daylight Overdraft Facility dated March 3, 2004 between Hampstead as borrower, Hewlett as lessee, each of Cedarhurst and the Company as shareholders and RBS as lender. ***

4.44.5 Execution version of Daylight Overdraft Facility dated March 3, 2004 between Camden as borrower, Inwood as lessee, each of Woodmere and the Company as shareholders and RBS as lender. ***

8.1       List of subsidiaries of the Company.

11.1* Code of Ethics, incorporated by reference to Exhibit 11.1 of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

31.1      Certification of the Principal Executive Officer

31.2      Certification of the Principal Financial Officer

32.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

32.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

* Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170)

** Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No. 0-29106)

*** Incorporated by reference to same Exhibit No. in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED


By: /s/Kate Blankenship
-----------------------

Kate Blankenship
Chief Financial Officer

Dated: May 26, 2005

Index to Consolidated Financial Statements of Knightsbridge
Tankers Limited

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Consolidated Statements of Operations                                        F-4
for the years ended December 31, 2004, 2003 and 2002

Consolidated Balance Sheets as of                                            F-5
December 31, 2004 and 2003

Consolidated Statements of Cash Flows                                        F-6
for the years ended December 31, 2004, 2003 and 2002

Consolidated Statements of Changes in                                        F-7
Stockholders' Equity for the years ended December 31, 2004,
2003 and 2002

Notes to Consolidated Financial Statements                                   F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheet of Knightsbridge Tankers Limited and subsidiaries (the "Company"), as of December 31, 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2004, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.


MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
February 11, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheet of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2003 and the related consolidated statements of operations, cash flows and changes in shareholders' equity for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2003 and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche AB
Stockholm, Sweden
May 17, 2004

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2004, 2003 and 2002
(in thousands of $, except per share data)

                                                 2004         2003         2002

Operating revenues
     Time charter revenues                     42,113           --           --
     Bareboat charter revenues                 29,770       75,246       40,276
     Voyage charter revenues                   63,812           --           --
-------------------------------------------------------------------------------
     Total operating revenues                 135,695       75,246       40,276
-------------------------------------------------------------------------------
Operating expenses
     Voyage expenses and commission            14,240           --           --
     Ship operating expenses                    9,868           --           --
     Administrative expenses                    1,114          864          805
     Depreciation and amortisation             17,219       17,593       17,593
-------------------------------------------------------------------------------
     Total operating expenses                  42,441       18,457       18,398
-------------------------------------------------------------------------------
Net operating income                           93,254       56,789       21,878
-------------------------------------------------------------------------------
Other income (expenses)
     Interest income                              449           55           33
     Interest expense                          (7,877)      (9,334)      (9,310)
     Other financial items, net                    13          (49)         (50)
-------------------------------------------------------------------------------
     Net other income (expenses)               (7,415)      (9,328)      (9,327)
-------------------------------------------------------------------------------
Net income                                     85,839       47,461       12,551
===============================================================================

Earnings per share:                             $5.02        $2.78        $0.73
===============================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2004 and 2003
(in thousands of $)

                                                                2004        2003

ASSETS

Current Assets
     Cash and cash equivalents                                31,653      6,312
     Restricted cash                                          10,000         --
     Trade accounts receivable                                13,232     22,626
     Other receivables                                           608         --
     Inventories                                               1,631         --
     Voyages in progress                                       6,122         --
     Prepaid expenses and accrued income                         416         39
--------------------------------------------------------------------------------
     Total current assets                                     63,662     28,977

Vessels, net                                                 301,500         --
Vessels under capital lease, net                                  --    319,408
Deferred charges                                                 392         58
--------------------------------------------------------------------------------
     Total assets                                            365,554    348,443
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities
     Short-term debt and current portion of long-term debt    11,309      8,400
     Trade accounts payable                                      465         --
     Accrued expenses                                          2,730      2,209
     Derivative instruments liability                             --      5,310
     Other current liabilities                                 1,779         --
--------------------------------------------------------------------------------
     Total current liabilities                                16,283     15,919

Long-term liabilities
     Long-term debt                                          120,400    116,997
     Total liabilities                                       136,683    132,916
--------------------------------------------------------------------------------

Stockholders' equity
     Share capital                                               171        171
     Contributed capital surplus account                     220,059    220,059
     Accumulated other comprehensive income (loss)                --     (5,310)
     Retained earnings                                         8,641        607
--------------------------------------------------------------------------------
     Total stockholders' equity                              228,871    215,527
--------------------------------------------------------------------------------
     Total liabilities and stockholders' equity              365,554    348,443
================================================================================

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2004,
2003 and 2002
(in thousands of $)                                        2004        2003        2002
Operating activities
Net income                                               85,839      47,461      12,552
Adjustments to reconcile net income to net cash
provided by operating activities:
     Depreciation and amortisation                       17,219      17,593      17,593
     Amortisation of deferred charges                       110         372         372
     Changes in operating assets and liabilities:
       Trade accounts receivable                          9,393     (12,497)        362
       Other receivables                                   (608)         --          --
       Inventories                                       (1,631)         --          --
       Voyages in progress                               (6,122)         --          --
       Prepaid expenses and accrued income                 (377)         --          --
       Trade accounts payable                               465          --          --
       Accrued expenses                                     521          11          21
       Other, net                                         1,779          --          --
---------------------------------------------------------------------------------------
     Net cash provided by operating activities          106,588      52,940      30,899
---------------------------------------------------------------------------------------
Investing activities
     Placement of restricted cash                       (10,000)         --          --
     Compensation on vessel redelivery                      690          --          --
---------------------------------------------------------------------------------------
     Net cash used in investing activities               (9,310)         --          --
---------------------------------------------------------------------------------------
Financing activities
     Proceeds from long-term debt                       140,000          --          --
     Repayments of long-term debt                      (133,688)         --          --
     Debt fees paid                                        (444)         --          --
     Cash dividends paid                                (77,805)    (46,854)    (30,951)
---------------------------------------------------------------------------------------
     Net cash used in financing activities              (71,937)    (46,854)    (30,951)
---------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents     25,341       6,086         (52)
Cash and cash equivalents at beginning of year            6,312         226         278
---------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                 31,653       6,312         226
=======================================================================================

Supplemental disclosure of cash flow information:
     Interest paid                                        9,631       8,952       8,917

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2004, 2003 and 2002 (in thousands of $, except number of shares)

                                              2004           2003          2002

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year    17,100,000     17,100,000    17,100,000
-------------------------------------------------------------------------------

SHARE CAPITAL
Balance at beginning of year                   171            171           171
Shares issued                                   --             --            --
Shares bought back and cancelled                --             --            --
-------------------------------------------------------------------------------
Balance at end of year                         171            171           171
-------------------------------------------------------------------------------

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at beginning of year               220,059        220,059       238,459
Distributions to shareholders                   --             --       (18,400)
-------------------------------------------------------------------------------
Balance at end of year                     220,059        220,059       220,059
-------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS)
Balance at beginning of year                (5,310)       (11,590)       (9,552)
Other comprehensive income (loss)               --          6,280        (2,038)
De-designation of interest rate swap         5,310
-------------------------------------------------------------------------------
Balance at end of year                          --         (5,310)      (11,590)
-------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                   607             --            --
Net income                                  85,839         47,461        12,551
Dividends paid                             (77,805)       (46,854)      (12,551)
-------------------------------------------------------------------------------
Balance at end of year                       8,641            607            --
-------------------------------------------------------------------------------
Total Stockholders' Equity                 228,871        215,527       208,639
-------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income                                  85,839         47,461        12,551
  Unrealised gains (losses) from
  derivative instruments                        --          6,280        (2,038)
-------------------------------------------------------------------------------
  Other comprehensive income (loss)             --          6,280        (2,038)
-------------------------------------------------------------------------------
Comprehensive income                        85,839         53,741        10,513
-------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers (the "Vessels"), and certain related activities. The Vessels are owned through wholly-owned subsidiaries (the "Subsidiaries"). The Company's shares are listed on the NASDAQ National Market.

From February 1997 until March 2004, the Company chartered its Vessels to Shell International Petroleum Company Limited ("Shell") on long-term "hell and high water" bareboat charters (the "Charters"). The term of each of these Charters was a minimum of seven years, with an option for Shell to extend the period for each Vessel's Charter for an additional seven year term, to a maximum of approximately 14 years per Charter. Shell did not extend the bareboat charters for any of the Vessels for a second seven year period. Consequently, the bareboat charters to Shell expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of its vessels while two of the Company's vessels have each been time chartered for a period of three years. The Company's remaining two vessels are trading on the spot market.

The daily charterhire rate payable by Shell was comprised of two primary components: (i) the base rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears ("Base Rate"), and (ii) additional hire, which is additional charterhire (determined and paid quarterly in arrears) that would equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, representing daily operating costs over the Base Rate. The current five year time charter agreement provides revenue of approximately $31,000 per day for the duration of the charter, while the three year time charters provide a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the Baltic International Trading Route (BITR) Index.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), an indirect wholly-owned subsidiary of Frontline Ltd., a Bermuda publicly traded oil tanker owning and operating company.

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

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period. Effective December 31, 2004 we have reclassified amortisation of deferred charges as a component of interest expense.

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

Revenue and expense recognition

Revenues and expenses are recognised on the accrual basis. Revenues are generated from freight billings, time charter and bareboat charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date.

Comprehensive income

Comprehensive income is defined as the change in the Company's equity during the year from transactions and other events and circumstances from non-owner sources. Comprehensive income of the Company includes not only net income but also unrealized losses on derivative instruments used in cash flow hedges of future variable-rate interest payments on the Company's debt. Such items are reported as accumulated other comprehensive income (loss), a separate component of shareholders' equity, until such time as the amounts are included in net income.

Leases

In connection with the original Vessels purchase transaction, the Company entered into conditional sale arrangements with a third party banking institution (the "UK Lessor"). Under the arrangements (the "Conditional Sale Agreements"), each of the Company's vessel-owning subsidiaries agreed with the UK Lessor that the UK Lessor was entitled to purchase the Vessels from the subsidiaries, by payment of the purchase price in installments over a period of twenty-five years, subject to certain conditions described below. For the duration of the Charters, the vessels were leased back to the Company's subsidiaries. The lease agreements did not encumber or obligate the Company's current or future cash flows and had no effect on the Company's financial position. The leasebacks were classified as capital leases by the Company. Accordingly, during the term of the leases, the Vessels remained on the Company's consolidated balance sheet and the relevant subsidiaries retained title to the respective Vessels.

The U.K. Lessor's obligation under each Conditional Sale Agreement to pay the first instalment of the purchase price for the vessel was subject to the following conditions: (i) the UK Lessor had not terminated the related Conditional Sale Agreement prior to the Vessel being delivered by the subsidiary or a representative of the UK Lessor; (ii) the Company's subsidiary had not terminated the Agreement prior to giving notice of delivery of the Vessel; (iii) the UK Lessor had received notice of delivery of the Vessel from the subsidiary;
(iv) the UK Lessor had received an invoice for the first instalment of the purchase price; (v) the representations and warranties by the subsidiary in the Conditional Sale Agreement (regarding capital expenditures of the subsidiary and the purchase price of the vessel) continued to be true; and (vi) the Vessel had not suffered a loss. Upon termination of the Charters in the first and second quarters of 2004, each of the Company's subsidiaries had the right as the UK Lessor's sales agent to arrange for the disposition of the Conditional Sale Agreement (and the right to take title to the related Vessel), or to arrange for the sale of the related Vessel, for an amount equal to the fair market value of that Vessel. In connection with the termination of the Charter, the Company's subsidiaries arranged for newly formed subsidiaries to purchase the Conditional Sale Agreements from the UK Lessor by way of novation for fair market value consideration, thereby transferring the right to take title to the Vessels under the Conditional Sale Agreements to the Company's new subsidiaries. The new subsidiaries took title to the Vessels during the first half of March 2004 and the Conditional Sale Agreements are no longer in effect. There was no gain or loss booked by the Company on the transaction as the fair market value consideration was deemed equal to the Vessels book values at the date of acquisition.

The Charters to Shell were classified as operating leases by the Company. The current five year and three year time charters for three of the Company's vessels are also classified as operating leases by the Company.

Cash and cash equivalents

For the purposes of the consolidated statements of cash flows, all demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash

Restricted cash consists of bank deposits which must be maintained in accordance with contractual loan arrangements.

Inventories

Inventories, which comprise principally of fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Derivative instruments and hedging activities

Interest rate swap agreements are contractual agreements between the Company and other parties to exchange the net difference between a fixed and variable interest rate periodically over the life of the contract without the exchange of the underlying principal amount of the agreement. The Company executed interest rate swaps as integral elements of the Company's original financing transactions and risk management policies to achieve specific interest rate management objectives. At the time of obtaining its original financing, the Company entered into pay-fixed, receive-floating interest rate swap agreements to hedge its exposure to future cash flow variability resulting from variable interest rates on the Company's debt.

All derivative instruments are recorded on the balance sheet at their fair value. Changes in the fair value of each derivative is recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

Financial instruments

In determining fair value of its financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments including long-term debt, standard market conventions and techniques are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realised.

Vessels under capital lease and Vessels

Vessels under capital lease and Vessels are stated at costs less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

In connection with the termination of the Charters and the Conditional Sale Agreements and the redelivery of the Vessels to the Company in 2004 as described above, the Vessels have been reclassified from Vessels under Capital Lease to Vessels. Concurrently, the Company revised its estimate of the estimated residual value of the Vessels and changed it from zero to $6.4 million per vessel. The Company believes that this revised estimated is in line with current standard industry practise. A change in accounting estimate was recognised to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $0.4 million and basic and diluted earnings per share by $0.02, for 2004.

Deferred charges

Loan costs, including debt arrangement fees, are capitalised and amortised on a straight-line basis over the term of the loan. Amortisation of loan costs is included in interest expense. If the loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

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

Recently issued accounting standards

In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively.

3. TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

4. LEASES

The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2004 are as follows:

--------------------------------------------------------------------------------
Year ending December 31,                                                   Total

(in thousands of $)
--------------------------------------------------------------------------------

2005                                                                      33,215
2006                                                                      33,215
2007                                                                      18,275
2008                                                                      11,315
2009                                                                       2,201
2010 and later                                                                --
--------------------------------------------------------------------------------
Total minimum lease revenues                                              98,221
================================================================================

5. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million for the year ended December 31, 2004 (December 31, 2003: $nil).

6. VESSELS UNDER CAPITAL LEASE

--------------------------------------------------------------------------------
(in thousands of $)                                           2004          2003
--------------------------------------------------------------------------------

Cost                                                            --      439,822
Accumulated depreciation                                        --     (120,414)
--------------------------------------------------------------------------------
Net book value at end of year                                   --      319,408
--------------------------------------------------------------------------------

At December 31, 2003 the Company held five vessels under capital leases. These leases were for a term of 25 years and upon expiration of the Charters in March 2004, the leases were terminated and the vessels were redelivered to the Company. Depreciation expense was $3.1 million, $17.6 million and 17.6 million respectively for the years ended December 31, 2004, 2003, and 2002.

7. VESSELS

--------------------------------------------------------------------------------
(in thousands of $)                                                 2004    2003
--------------------------------------------------------------------------------

Cost                                                             439,822      --
Accumulated depreciation                                        (138,322)     --
--------------------------------------------------------------------------------
Net book value at end of year                                    301,500      --
--------------------------------------------------------------------------------

Depreciation expense was $14.1 million for the year ended December 31, 2004.

8. DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalised and amortised on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

--------------------------------------------------------------------------------
(in thousands of $)                                          2004           2003
--------------------------------------------------------------------------------

Capitalised financing fees and expenses                       444         2,601
Accumulated amortisation                                      (52)       (2,543)
--------------------------------------------------------------------------------
Net book value at end of year                                 392            58
================================================================================

9. DEBT

--------------------------------------------------------------------------------
(in thousands of $)                                            2004         2003
--------------------------------------------------------------------------------

Variable rate credit facility (2003: 1.55%)                      --     125,397
US dollar denominated floating rate debt (LIBOR + 1%)       131,600          --
--------------------------------------------------------------------------------
                                                            131,600     125,397
Credit facilities                                               109          --
--------------------------------------------------------------------------------
Total debt                                                  131,709     125,397
Less: short-term and current portion of long-term debt      (11,309)     (8,400)
================================================================================
                                                            120,400     116,997
================================================================================

The weighted average interest rate for the floating rate debt was 6.46% for the year ended December 31, 2004.

$125.4 million credit facility

In February 1997, the Company entered into a $125.4 million credit facility repayable in full in August, 2004. This facility was repaid in March 2004 from the proceeds of new long-term borrowings discussed below. At the time of entering into the credit facility, the Company entered into an interest rate swap agreement to hedge the future variable rate interest payments. The cash flow hedge effectively fixed the Company's interest rate obligations on the credit facility at the rate of approximately 7.13% per annum. The interest rate swap matured in August 2004, and as a result 100% of the debt is now floating rate.

$140.0 million loan facility

In March 2004, the Company refinanced its existing credit facility with a $140.0 million facility in the form of five loans of $28.0 million each, in respect of a Vessel. This facility is repayable in eight quarterly instalments of $2.8 million and a final instalment of $61.6 million on the last payment date. The facility is secured by, amount other things, a mortgage on each Vessel and an assignment of any charter in respect of a Vessel.

The outstanding debt as of December 31, 2004 is repayable as follows:

--------------------------------------------------------------------------------
Year ending December 31,
(in thousands of $)
--------------------------------------------------------------------------------

2005                                                                      11,309
2006                                                                      11,200
2007                                                                      11,200
2008                                                                      11,200
2009                                                                      11,200
2010 and later                                                            75,600
--------------------------------------------------------------------------------
Total debt                                                               131,709
================================================================================

10. SHARE CAPITAL

     Authorised share capital:

--------------------------------------------------------------------------------
                                                                  2004      2003
--------------------------------------------------------------------------------
17,100,000 ordinary shares of $0.01 each                       171,000   171,000
================================================================================

     Issued and fully paid share capital:

--------------------------------------------------------------------------------
                                                                  2004      2003
--------------------------------------------------------------------------------
17,100,000 ordinary shares of $0.01each                        171,000   171,000
================================================================================

11. FINANCIAL INSTRUMENTS

Interest rate risk management

In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2004, the Company has not entered into any interest rate swaps to hedge interest rate exposure (December 31, 2003: notional principal subject to a swap agreement was $125.4 million).

As a consequent of the repayment of the $125.4 million credit facility, the cash flow hedge was de-designated in March 2004 and cash flow accounting was discontinued. As a result of the de-designation, the fair value adjustments in accumulated other comprehensive income arising from the swap and the discontinued hedging relationship was reclassified to the income statement as at the date of de-designation.

Foreign currency risk

The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows:

--------------------------------------------------------------------------------
                                              2004      2004      2003      2003
                                              Fair  Carrying      Fair  Carrying
(in thousands of $)                          Value     Value     Value     Value
--------------------------------------------------------------------------------

Non-Derivatives:
Cash and cash equivalents                   31,653    31,653     6,312     6,312
Restricted cash                             10,000    10,000        --        --
Floating rate debt and credit facilities   131,709   131,709   125,397   125,397
Derivatives:
Interest rate swap transactions payable         --        --     5,310     5,310

The carrying value of cash and cash equivalents, and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

The fair value of interest rate swaps is estimated by taking into account the cost of entering into interest rate swaps to offset the Company's outstanding swaps.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, and The Royal Bank of Scotland plc. However, the Company believes this risk is remote as these banks are high credit quality financial institutions. .The Company does not require collateral or other security to support financial instruments subject to credit risk.

In 2004, two customers accounted for 46% of gross revenue, while in 2003 one customer accounted for 100% of gross revenue.

12. MANAGEMENT OF COMPANY

On February 12, 1997, the Company entered into a management agreement with the Manager under which the Manager provided certain administrative, management and advisory services to the Company for an amount of $750,000 per year. Effective February 2004, the Company entered into an amendment to the agreement with the Manager. The management fee has been amended to $630,000 per year, in addition to a commission of 1.25% on gross freight revenues. Pursuant to the terms of the amendment, the Company is now responsible for paying its own administrative expenses.

13. SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities included the following:

--------------------------------------------------------------------------------
(in thousands of $)                                                 2004    2003
--------------------------------------------------------------------------------
Termination of vessels under capital leases:
Termination of vessels under capital leases, net                (316,363)     --

Acquisition of vessels:
Additions to vessels, net                                        316,363      --

01655.0002 #574642