Form 20-F
period 2005-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2006-06-15
CIK 1029145

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

--------------------------------------------------------------------------------
For the fiscal year ended   December 31, 2005
--------------------------------------------------------------------------------

                                       OR

[_]            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[_]       SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

--------------------------------------------------------------------------------
Date of event requiring this shell company report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
For the transition period from
--------------------------------------------------------------------------------
Commission file number   0-22704
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)
--------------------------------------------------------------------------------
                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organisation)
--------------------------------------------------------------------------------
       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(b) of the Act

--------------------------------------------------------------------------------
          Title of each class                    Name of each exchange
--------------------------------------------------------------------------------
                 None
--------------------------------------------------------------------------------

Securities registered or to be registered pursuant to section 12(g) of the Act.

--------------------------------------------------------------------------------
amounting to $0.2 million for the year ended  December
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                (Title of Class)
--------------------------------------------------------------------------------

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

--------------------------------------------------------------------------------
                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)
--------------------------------------------------------------------------------

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

--------------------------------------------------------------------------------
                    17,100,000 Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

                                                                [_] Yes   [X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

                                                                [_] Yes   [X] No

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                                                [X] Yes   [_] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                         [_] Item 17 [X] Item 18

                             Index to the Form 20-F

                                                                            PAGE
PART I
Item 1.        Identity of Directors, Senior Management and Advisers ........  1
Item 2.        Offer Statistics and Expected Timetable ......................  1
Item 3.        Key Information...............................................  1
Item 4.        Information on the Company....................................  9
Item 4. A      Unresolved Staff Comments..................................... 23
Item 5.        Operating and Financial Review and Prospects.................. 23
Item 6.        Directors, Senior Management and Employees.................... 30
Item 7.        Major Shareholders and Related Party Transactions............. 32
Item 8.        Financial Information......................................... 33
Item 9.        The Offer and Listing......................................... 34
Item 10.       Additional Information........................................ 35
Item 11.       Quantitative and Qualitative Disclosures about Market Risk.... 39
Item12.        Description of Securities other than Equity Securities........ 39

PART II

Item 13.       Defaults, Dividend Arrearages and Delinquencies............... 40
Item 14.       Material Modifications to the Rights of Security Holders
               and Use of Proceeds........................................... 40
Item 15.       Controls and Procedures....................................... 40
Item16A.       Audit Committee Financial Expert.............................. 40
Item 16B.      Code of Ethics................................................ 40
Item16C.       Principal Accountant Fees..................................... 41
Item16D.       Exemptions from the Listing Standards for Audit Committees ... 41
Item16E.       Purchase of Equity Securities by the Issuer and Affiliated
               Purchasers ................................................... 41

PART III

Item 17.       Financial Statements.......................................... 42
Item 18.       Financial Statements.......................................... 42
Item 19.       Exhibits...................................................... 42

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

Knightsbridge Tankers Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.   KEY INFORMATION

A.    SELECTED FINANCIAL DATA

The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries, which we refer to as the Company or Knightsbridge, with respect to the fiscal years ended December 31, 2005, 2004 and 2003, and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2005 and 2004 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal year ended December 31, 2002 and 2001 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 2003, 2002 and 2001 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                   Fiscal Year Ended December 31,
                                                       2005           2004          2003           2002          2001
(in thousands of $, except share data and ratios)
Income Statement Data:
Total operating revenues                            100,179        135,695        75,246         40,276        61,534
Total operating expenses                             51,778         42,441        18,457         18,398        18,393
Net operating income                                 48,401         93,254        56,789         21,878        43,141
Net income                                           43,967         85,839        47,461         12,552        33,915
Earnings  per common share
- basic and diluted                                    2.57           5.02          2.78           0.73          1.98
Cash dividends paid                                  77,805         77,805        46,854         30,951        33,858

Balance Sheet Data (at end of year):
Cash and cash equivalents                            12,634         31,653         6,312            228           278
Restricted cash                                      10,000         10,000             -              -             -
Vessels, net                                        285,070        301,500             -              -             -
Vessels under capital lease, net                          -              -       319,408        337,001       354,594
Total assets                                        323,159        365,554       348,443        347,825       366,204
Short-term debt and current portion of               11,200         11,309         8,400              -             -
long-term debt
Long-term debt                                      109,200        120,400       116,997        125,397       125,397
Stockholders' equity                                195,033        228,871       215,527        208,639       229,077
Share capital                                       171,000        171,000       171,000        171,000       171,000
Common shares outstanding                        17,100,000     17,100,000    17,100,000     17,100,000    17,100,000

Cash Flow Data
Cash provided by operating activities                70,128        106,588        52,940         30,899        72,535
Cash used in investing activities                         -         (9,310)            -              -             -
Cash used in financing activities                   (89,147)       (71,937)      (46,854)       (30,951)      (72,504)

Other Financial Data
Equity to assets ratio (percentage) (1)                60.4%          62.6%         61.9%          60.0%         62.6%
Debt to equity ratio (2)                                0.6            0.6           0.6            0.6           0.6
Price earnings ratio (3)                                9.4            6.7           4.5           20.5           8.1

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

B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.   RISK FACTORS

We are engaged in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations. Please note: In this section, "we", "us" and "our" all refer to the Company and its subsidiaries.

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

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o demand for oil and production of crude oil and refined petroleum products;
     o    changes in oil production and refining capacity;
     o    global and regional economic and political conditions;
     o    the distance oil and oil products are to be moved by sea;
     o    environmental and other regulatory developments; and
     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;
     o    the scrapping rate of older vessels;
     o    port or canal congestion;
     o    the number of vessels that are out of service:
     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
     o    changes in global crude oil production.

If the number of new ships delivered exceeds the number of tankers being scrapped and lost, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, the charter rates paid for our tankers could materially decline.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry recently have been near historically high levels. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. While we have refinanced our previous secured debt during 2004, declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels in the future and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Based on the closing price for our common shares on May 2, 2006, taking into account our total indebtedness of $112.3 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels was $106.3 million. The market value of a similar vessel may be significantly lower than the implied value of our vessels.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our revenues and profitability

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant new building activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have a material adverse effect on our revenues and profitability.

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The tanker sector is typically stronger in the fourth and first quarters of the calendar year in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

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

     o    the U.S. Marine Transportation Security Act of 2002.

More stringent maritime safety rules are being imposed worldwide as a result of the oil spill in November 2002 relating to the loss of the m.t. Prestige, a 26-year old single-hull tanker owned by a company not affiliated with us. Additional laws and regulations may also be adopted that could limit our ability to do business or increase the cost of our doing business and that could have a material adverse effect on our operations. In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations. In the event of war or national emergency, our tankers may be subject to requisition by the government of the flag flown by the tanker without any guarantee of compensation for lost profits. We believe our tankers are maintained in good condition in compliance with present regulatory requirements, are operated in compliance with applicable safety/environmental laws and regulations and are insured against usual risks for such amounts as our management deems appropriate. The tankers' operating certificates and licenses are renewed periodically during each tanker's required annual survey. However, government regulation of tankers, particularly in the areas of safety and environmental impact may change in the future and require us to incur significant capital expenditures on our ships to keep them in compliance.

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

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under period charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures can result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

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

We may not be exempt from U.S. taxation on our U.S. source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, 50 per cent of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, is characterized as United States source shipping income and such income is subject to a 4 per cent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption under Section 883 of the Code.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax--exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption under
Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4 per cent United States federal income tax on United States sources shipping income. The imposition of this taxation could have an adverse effect on our business.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

We will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. These requirements will first apply to our annual report for the fiscal year ending December 31, 2006. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with
Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.

ITEM 4.   INFORMATION ON THE COMPANY

A.   HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. References herein to the Company include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Original Subsidiaries"), five very large crude oil carriers (the "Vessels"). The Company used the net proceeds of its initial public offering and bank debt to fund the purchase by the Original Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its Vessels to Shell International on long-term "hell and high water" bareboat charters (the "Charters"). The term of each of these Charters was a minimum of seven years, with an option for Shell International to extend the period for each Vessel's Charter for an additional seven year term, to a maximum of approximately 14 years per Charter. Shell International did not extend the bareboat charters for any of the Vessels for a second seven year period. Consequently, the Charters expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of its vessels while two of the Company's vessels have each been time chartered for a period of three years. The Company's remaining two vessels are trading on the spot market and since April 2005 have participated in a pooling arrangement with Frontline Ltd., or Frontline, a Bermuda based tanker owner and operator listed on the New York Stock Exchange, London Stock Exchange and the Oslo Stock Exchange.

At the 2005 Annual General Meeting of the Company, the Shareholders approved amending its Bye-Laws to remove restrictive provisions that limited the Company to the transactions described above and related activities including the ownership of subsidiaries engaged in the acquisition, disposition, ownership, leasing and chartering of the Vessels following the termination of the Charters in 2004, and engaging in activities necessary, suitable or convenient to accomplish, or in connection with or incidental to, the foregoing, including refinancing its original debt obligation related to its initial public offering (the "Credit Facility"). The Company expects that its only source of operating revenue, from which the Company may pay distributions to shareholders of its common shares, par value $0.01 per share, will be cash payments from subsidiaries to the Company.

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

The UK Lessor's obligation under each Conditional Sale Agreement to pay the first instalment of the purchase price for the vessel was subject to the following conditions: (i) the UK Lessor had not terminated the related Conditional Sale Agreement prior to the Vessel being delivered by the subsidiary or a representative of the UK Lessor; (ii) the Company's subsidiary had not terminated the Agreement prior to giving notice of delivery of the Vessel; (iii) the UK Lessor had received notice of delivery of the Vessel from the subsidiary;
(iv) the UK Lessor had received an invoice for the first instalment of the purchase price; (v) the representations and warranties by the subsidiary in the Conditional Sale Agreement (regarding capital expenditures of the subsidiary and the purchase price of the vessel) continued to be true; and (vi) the Vessel had not suffered a loss. Upon termination of the Charters in 2004, each of the Company's subsidiaries had the right as the UK Lessor's sales agent to arrange for the disposition of the Conditional Sale Agreement (and the right to take title to the related Vessel), or to arrange for the sale of the related Vessel, for an amount equal to the fair market value of that Vessel. In connection with the termination of the Charters, the Company's subsidiaries arranged for newly formed subsidiaries (the "New Subsidiaries") to purchase the Conditional Sale Agreements from the UK Lessor by way of novation for fair market value consideration, thereby transferring the right to take title to the Vessels under the Conditional Sale Agreements to the Company's New Subsidiaries. The New Subsidiaries took title to the Vessels during the first half of March 2004 and the Conditional Sale Agreements are no longer in effect. There was no gain or loss booked by the Company on the transaction as the fair market value consideration was deemed equal to the Vessel book value at the date of acquisition.

Each Vessel was registered in the Republic of the Marshall Islands by the relevant New Subsidiary. The Company also repaid its existing loans, on March 2, 2004, and together with the New Subsidiaries entered into a new loan agreement (the "Loan Agreement") with The Royal Bank of Scotland plc (the "Lender"), pursuant to which the Company borrowed $140.0 million in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of LIBOR plus a margin. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefore, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

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

B.   BUSINESS OVERVIEW

We are an international tanker company and our primary business activity is the international seaborne transportation of crude oil. Our fleet consists of five double-hull VLCCs, one of which was built in 1996 and four of which were built in 1995.

Expired Long-Term Charters

Pursuant to the Charters, Shell International paid a daily charterhire commencing on the Delivery Date at a rate comprised of two primary components:
(i) the Base Rate, a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and (ii) Additional Hire, an additional charterhire equal to the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500, representing daily operating costs over the Base Rate

New Operations

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

Vessel Name                           Employment            Expiration Date

Camden                                Time charter          March, 2009
Chelsea                               Spot market/Pool      n/a
Mayfair                               Spot Market/Pool      n/a
TI Ningbo (formerly Hampstead)        Time charter          April, 2007
TI Qingdao (formerly Kensington)      Time charter          April, 2007

We believe that operating our Vessels between time charter and the spot market will enable us to take advantage of higher charter rates in the spot market, while maintaining stability through long-term charters.

Management Agreement

Upon expiration of the Charters in 2004, we amended our agreement with ICB Shipping (Bermuda) Limited (the "Manager") pursuant to which the Manager now assumes operational responsibility for the Vessels and has agreed to recharter the Vessels, subject to the approval of the Board of Directors. Under the Management Agreement the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The Management Agreement will terminate in 2012, unless earlier terminated pursuant to the terms thereof, as discussed below.

For its services under the Management Agreement during the period of the Charters, the Manager was entitled to a Management Fee equal to $750,000 per annum. In view of the change in the structure of operations such that the Company now performs certain operational responsibilities with respect to the Vessels since the termination of the Charters, the Management Fee was reduced to $630,000 per year in the first quarter of 2004 and subsequently increased to $1,150,000 in the first quarter of 2006. The Company is now responsible for paying its own administrative expenses including such items as audit fees, legal and professional fees, registrars fees, and directors and officers fees and expenses. The Company believes that these management fees are substantially on the same terms that would be obtained from a non-affiliated party. The Manager was not affiliated with the Company, the Charterer or Guarantors at the time these fees were negotiated.

Upon the expiration of the Charters in 2004 and the Company's shareholders' decision to continue the Company in business and not sell the Vessels, the Manager became obligated under the Management Agreement to attempt to recharter each Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager receives a commission equal to 1.25% of the gross freight earned from such rechartering (which is the standard industry commission). The Manager, on behalf of the Company, may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

The Company may terminate the Management Agreement at any time upon 30 days' notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66-2/3% of the Company's outstanding Common Shares. The Company may terminate the Management Agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by Frontline. The Manager may terminate the Management Agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. The Company believes that in the case of any termination of the Management Agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses.

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. However, in the last three years the industry has experienced new historic highs for tanker values. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

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

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages.

Risk of Loss and Insurance

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, property loss, cargo loss, or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The United States Oil Pollution Act of 1990, or OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. We bear all risks associated with the operation of the Vessels, including, without limitation, any total loss of one or more Vessels.

The Manager is responsible for arranging for the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance. Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property, and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the Vessels is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 12 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $5.2 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

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

Environmental and Other Regulation

Government regulation significantly affects the ownership and operation of our tankers. Our fleet is subject to international conventions, national, state and local laws and regulations in force in the countries in which our Vessels may operate or are registered.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators and oil companies. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our Vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our Vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

Environmental Regulation

     International Maritime Organization (IMO)

The International Maritime Organization, or IMO, (the United Nations agency for maritime safety and the prevention of marine pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the "MARPOL Convention". The MARPOL Convention relates to environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. In March 1992, the IMO adopted regulations that set forth pollution prevention requirements applicable to tankers, which became effective in July 1993. These regulations, which have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate, provide for, among other things, phase-out of single hull tankers and more stringent inspection requirements; including, in part, that:

     o tankers between 25 and 30 years old must be of double-hull construction or of a mid-deck design with double-sided construction, unless: (1) they have wing tanks or double--bottom spaces not used for the carriage of oil, which cover at least 30% of the length of the cargo tank section of the hull or bottom; or (2) they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

     o tankers 30 years old or older must be of double-hull construction or mid-deck design with double- sided construction; and

     o    all tankers are subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction, or be of another approved design ensuring the same level of protection against oil pollution, if the tanker:

     o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In April 2001, the IMO accelerated its existing timetable for the phase-out of single- hull oil tankers. that became effective in September 2002. These regulations require the phase-out of most single- hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. Under the regulations, the flag state administration may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals.

In December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to a MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers must be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

     ------------------------------     ------------------------------
     Category of Oil Tankers            Date or Year
     ------------------------------     ------------------------------

     Category  1  oil   tankers  of     April  5,   2005   for   ships
     20,000 deadweight  tonnage, or     delivered  on April 5, 1982 or
     dwt, and above  carrying crude     earlier;  or  2005  for  ships
     oil,  fuel oil,  heavy  diesel     delivered after April 5, 1982
     oil  or  lubricating   oil  as
     cargo,  and of 30,000  dwt and
     above   carrying  other  oils,
     which do not  comply  with the
     requirements  for protectively
     located   segregated   ballast
     tanks

     ------------------------------     ------------------------------

     Category 2 - oil tankers of April 5, 2005 for ships 20,000 dwt and above carrying delivered on April 5, 1977 or
     crude  oil,  fuel  oil,  heavy     earlier    2005   for    ships
     diesel oil or lubricating  oil     delivered  after April 5, 1977
     as cargo,  and of  30,000  dwt     but before January 1, 1978
     and above carrying other oils,
     which  do   comply   with  the     2006 for  ships  delivered  in
     protectively           located     1978 and 1979
     segregated     ballast    tank
     requirements                       2007 for  ships  delivered  in
                                        1980 and 1981
     and
                                        2008 for  ships  delivered  in
     Category  3 - oil  tankers  of     1982
     5,000  dwt and  above but less
     than the tonnage specified for     2009 for  ships  delivered  in
     Category 1 and 2 tankers.          1983

                                        2010 for  ships  delivered  in
                                        1984 or later
     ------------------------------     ------------------------------

Under the revised regulations, the flag state administration may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or their 25th anniversary to ports or offshore terminals.

The MEPC, in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of deliver for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

     o    the oil tanker conversion was completed before July 6, 1996;

     o the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

     o the original delivery date of the oil tanker will apply when considering the 15 years of age threshold relating to the first technical specifications survey to be completed in accordance with MARPOL Convention.

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008. Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m3;

     o fuel oils having either a density at 15(0)C higher than 900 kg/ m3 or a kinematic viscosity at 50(0)C higher than 180 mm2/s;

     o    bitumen, tar and their emulsions.

Under the regulation 13H, the flag state administration may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state administration may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such administration, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state administration may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

The IMO has also negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004 and became effective in May 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Compliance with these regulations could require the installation of expensive emission control systems and could have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.

The operation of our vessels is also affected by the requirements set forth in the IMO's Management Code for the Safe Operation of Ships and Pollution Prevention, or ISM Code. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The Manager will rely upon the safety management system that the Manager and its third party technical managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel"s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state or by an appointed classification society, under the ISM Code. All of our Vessels have obtained safety management certificates.

Non compliance with the ISM Code and other IMO regulations may subject the ship-owner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. Both the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, as the case may be.

Many countries have ratified and currently follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, or the 1969 Convention. Under this convention, and depending on whether the country in which the damage results is a party to the 1992 Protocol to the International Convention on Civil Liability for Oil Pollution Damage, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Under an amendment that became effective in November 2003 for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability is limited to approximately $ 6.5 million plus approximately $913 for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability is limited to approximately 129.9 million. As the 1969 Convention calculates liability in terms of basket currencies, these figures are based on currency exchange rates on March 20, 2006. Under the 1969 Convention, the right to limit liability is forfeited where the spill is caused by the owner's actual fault; under the 1992 Protocol, a shipowner cannot limit liability where the spill is caused by the owner's intentional or reckless conduct. Vessels trading in jurisdictions that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the 1969 Convention has not been adopted, including the United States various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

     The United States Oil Pollution Act of 1990

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in United States waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. Although OPA is primarily directed at oil tankers and product tankers, it applies to discharges by non-tanker ships, including drybulk carriers, of fuel oil, or bunkers, used to power such vessels.

Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers. OPA defines these other damages broadly to include:

     o    natural resources damages and the costs of assessment thereof;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, fees and other lost revenues;

     o lost profits or impairment of earning capacity due to property or natural resources damage; and

     o    net cost of public services necessitated by a spill response,  such as
          protection  from  fire,   safety  or  health  hazards,   and  loss  of
          subsistence use of natural resources.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA limits the liability of responsible parties to the greater of $1,200 per gross ton or $10 million per tanker that is over 3,000 gross tons per discharge (subject to possible adjustment for inflation). These limits of liability do not apply, if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations, or by a
responsible  party"s  gross  negligence  or  willful   misconduct,   or  if  the
responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. Legislation pending in Congress would increase liability limits for single hull tankers to $3,000 per gross ton and for double hull tankers to $1,900 per gross ton. In addition, the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our tankers call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker will be required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability under OPA and CERCLA. We have provided requisite guarantees and received certificates of financial responsibility from the U.S. Coast Guard for each of our Vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1 billion per vessel per incident. A catastrophic spill could exceed the insurance coverage available, in which event there could be a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly built or converted tankers operating in U.S. waters must be built with double-hulls. Existing vessels that do not comply with the double-hull requirement must be phased out over a 20-year period, from 1995 to 2015, based on size, age and place of discharge, unless retrofitted with double-hulls. Notwithstanding the phase-out period, OPA currently permits existing single-hull tankers to operate until the year 2015 if their operations within U.S. waters are limited to:

     o    discharging at the LOOP; or

     o unloading with the aid of another vessel, a process referred to in the industry as lightening, within authorized lightening zones more than 60 miles off-shore.

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

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement cleanup actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our Vessels operating in U.S. waters. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain tanker vessels to prepare response plans for the release of hazardous substances.

     Additional U.S. Environmental Requirements

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas are equipped with vapor control systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor control systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, we believe, based on the regulations that have been proposed to date, that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The Clean Water Act, or the CWA, prohibits the discharge of oil or hazardous substances into navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties in the case of a discharge of petroleum or hazardous materials into state waters. The CWA complements the remedies available under the more recent OPA and CERCLA, discussed above. Under current regulations of the EPA, vessels are not required to obtain CWA permits for the discharge of ballast water in U.S. ports. However, as a result of a recent U.S. federal court decision, vessel owners and operators may be required to obtain CWA permits for the discharge of ballast water, or they will face penalties for failing to do so. Although the EPA is likely to appeal this decision, we do not know how this matter is likely to be resolved and we cannot assure you that any costs associated with compliance with the CWA's permitting requirements will not be material to our results of operations.

The National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. NISA established a ballast water management program for ships entering U.S. waters. Under NISA, mid-ocean ballast water exchange is voluntary, except for ships heading to the Great Lakes, Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil. However, NISA's exporting and record-keeping requirements are mandatory for vessels bound for any port in the United States. Although ballast water exchange is the primary means of compliance with the act's guidelines, compliance can also be achieved through the retention of ballast water onboard the ship, or the use of environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. If the mid-ocean ballast exchange is made mandatory throughout the United States, or if water treatment requirements or options are instituted, the costs of compliance could increase for ocean carriers.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we might still be liable for clean up costs under applicable laws.

Several of our vessels currently carry cargoes to U.S. waters regularly and we believe that all of our vessels are suitable to meet OPA and other U.S. environmental requirements and that they would also qualify for trade if chartered to serve U.S. ports.

     European Union Tanker Restrictions

In July 2003, the European Union adopted regulations that accelerate the IMO single hull tanker phase-out timetable. Under the regulation no oil tanker is allowed to operate under a flag of a EU member state, nor shall any oil tanker, irrespective of its flag, be allowed to enter into ports or offshore terminals under the jurisdiction of a EU member state after the anniversary of the date of delivery of the ship in the year specified in the following table, unless such tanker is a double hull oil tanker.

     ------------------------------     ------------------------------
     Category of Oil Tankers            Date or Year
     ------------------------------     ------------------------------

     Category  1  oil   tankers  of     2003 for  ships  delivered  in
     20,000 dwt and above  carrying     1980 or earlier
     crude  oil,  fuel  oil,  heavy     2004 for  ships  delivered  in
     diesel oil or lubricating  oil     1981
     as cargo,  and of  30,000  dwt     2005 for  ships  delivered  in
     and above carrying other oils,     1982 or later
     which do not  comply  with the
     requirements  for protectively
     located   segregated   ballast
     tanks

     ------------------------------     ------------------------------

     Category  2 - oil  tankers  of     2003 for  ships  delivered  in
     20,000 dwt and above  carrying     1975 or earlier
     crude  oil,  fuel  oil,  heavy
     diesel oil or lubricating  oil     2004 for  ships  delivered  in
     as cargo,  and of  30,000  dwt     1976
     and above carrying other oils,
     which  do   comply   with  the     2005 for  ships  delivered  in
     protectively           located     1977
     segregated     ballast    tank
     requirements                       2006 for  ships  delivered  in
                                        1978 and 1979
     and
                                        2007 for  ships  delivered  in
     Category  3 - oil  tankers  of     1980 and 1981
     5,000  dwt and  above but less
     than the tonnage specified for     2008 for  ships  delivered  in
     Category 1 and 2 tankers.          1982

                                        2009 for  ships  delivered  in
                                        1983

                                        2010 for  ships  delivered  in
                                        1984 or later

     ------------------------------     ------------------------------

Furthermore, under the regulation, all oil tankers of 5,000 dwt or less must comply with the double hull requirements no later than the anniversary date of delivery of the ship in the year 2008. The regulation, however, provides that oil tankers operated exclusively in ports and inland navigation may be exempted from the double hull requirement provided that they are duly certified under inland water legislation.

The European Union, following the lead of certain European Union nations such as Italy and Spain, as of October 2003, has also banned all single- hull tankers of 600 dwt and above carrying HGO, regardless of flag, from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single- hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction.

The European Union is also considering legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code, or ISPS Code. Among the various requirements are:

     o on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

     o    on-board installation of ship security alert systems;

     o    the development of vessel security plans; and

     o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board a valid International Ship Security Certificate that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

C.   ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our subsidiaries.

D.   PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of five tankers. The Vessels meet all material existing regulatory requirements affecting the Vessels and their operations. The name, dwt, hull type, flag and date of original delivery from the Builder's yard are set forth below.

                Approximate
Vessel name     dwt             Hull type     Flag                 Year Built

Camden          298,000         Double        Marshall Islands     1995
Chelsea         298,000         Double        Marshall Islands     1995
Mayfair         298,000         Double        Marshall Islands     1995
TI Qingdao      298,000         Double        Marshall Islands     1995
TI Ningbo       298,000         Double        Marshall Islands     1996

The Vessels are modern, high-quality double hull tankers designed for enhanced safety and reliability.

Other than its interests in the Vessels, the Company has no interest in any other property.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

None


ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating Results

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's  five Original  Subsidiaries  each purchased one
VLCC. From their purchase in February 1997 until March 2004, the Company chartered the Vessels to Shell International on long-term "hell and high water" bareboat charters (the "Charters"). The Charters expired for all five Vessels, in accordance with their terms, in March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of the Vessels while two of the Company's Vessels have each been time chartered for a period of three years each. The Company's remaining two Vessels are trading on the spot market and since the second quarter of 2005 have participated in a pooling arrangement with Frontline.

The daily charterhire rate payable by Shell International was comprised of two primary components: (i) the base rate, which is a fixed minimum rate of charterhire equal to $22,069 per Vessel per day, payable quarterly in arrears, and (ii) additional hire, which is additional charterhire (determined and paid quarterly in arrears) that would equal the excess, if any, of a weighted average of the daily time charter rates for three round-trip trade routes traditionally served by VLCCs, less an agreed amount of $10,500 during the initial term of the Charters, representing daily operating costs over the Base Rate. The current five year time charter agreement provides revenue of approximately $31,000 per day for the duration of the charter, while the three year time charters provide a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the Baltic International Trading Route, or BITR, Index.

The calculated spot market related rates for the period up until the redelivery of the Vessels in 2004, and for the year ended December 31, 2003, were as follows:

(in $ per day)              2004              2003
First Quarter             90,513            61,713
Second Quarter                 -            53,186
Third Quarter                  -            25,063
Fourth Quarter                 -            59,688


Factors Affecting Our 2005 and Future Results

The principal factors that have affected our 2005 results of operations and financial position and are expected to affect our future results of operations and financial position include:

     o    the earnings of our vessels in the charter market;

     o    vessel operating expenses including drydocking;

     o    administrative expenses;

     o    depreciation; and

     o    interest expense.


Prior to March 2004, we derived our historical earnings from the Charters with Shell International. In the future our Vessels may be operated under bareboat charters, time charters, voyage charters and contracts of affreightment. A bareboat charter is a contract for the use of a vessel for a specified period of time where the charterer pays substantially all of the vessel voyage costs and operating costs. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the vessel voyage costs but the vessel owner pays the operating costs. A voyage charter is a contract for the use of a vessel for a specific voyage in which the vessel owner pays substantially all of the vessel voyage costs and operating costs. A contract of affreightment is a form of voyage charter in which the owner agrees to carry a specific type and quantity of cargo in two or more shipments over an agreed period of time. Accordingly, for equivalent profitability, charter income under a voyage charter would be greater than that under a time charter to take account of the owner's payment of the vessel voyage costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of average daily time charter equivalent earnings, or TCEs. For voyage charters, this is calculated by dividing net operating revenues by the number of days on charter. Days spent technical offhire are excluded from this calculation.

The tanker industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates. In particular, freight and charter rates are strongly influenced by the supply of tanker vessels and the demand for oil transportation services. We are exposed to such volatility with our Vessels operating on the spot market and it affects the profit sharing arrangement that we have for our Vessels on time charter.

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

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. As at December 31, 2005, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

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

Market Overview

For the third year in a row the tanker market was very profitable, even if 2005 could not compete with 2004. The extreme volatility witnessed in rates during 2004 was experienced to a smaller extent in 2005. According to industry reports, the TCEs for a modern VLCC ranged between lows of $24,000 per day and highs of $130,000 in 2005.

Lack of spare oil production capacity drove crude oil prices to above $70 per barrel and dampened the extremely strong growth in oil consumption of close to
4.0 per cent in 2004 to 1.3 per cent in 2005 according to the International Energy Agency ("IEA"). China continued its rapid economic growth in 2005 with GDP increasing 9.8 per cent though its annual growth in oil demand was down from
15.4 per cent in 2004 to 2.4 per cent in 2005. The hurricanes Katrina and Rita which hit the U.S. Gulf in August and September were each among the top five most powerful storms of all time and lead to damages to production platforms which caused additional ton-miles for the last quarter of 2005. It is estimated that hurricanes reduced U.S. production by 0.4 million barrels per day, as an average over the year. Geopolitical tension in Nigeria, Venezuela, Iraq, Iran and other parts of the Middle East seems to have had limited effect on their production as OPEC members increased their production by 3.2 per cent in 2005 compared to total world supply which increased 1.3 per cent.

The world VLCC fleet increased by 4.7 per cent in 2005 from 444 vessels to 465 vessels. Only one VLCC was scrapped during 2005 while eight were converted. A total of 30 VLCCs were delivered during the year. The total order book for VLCCs was at 92 vessels at the end of 2005, of which 35 were ordered during the year. The order book at the year end 2005 for VLCCs represented 19.8 per cent of the existing fleet.

A summary of average TCEs for our fleet is as follows:

(in $ per day)       2005       2004       2003       2002       2001
VLCCs              47,111     68,698     51,731     32,569     44,217

Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues in 2005 and 2004.

(in thousands of $)                       2005       2004
Voyage revenues                         57,854     63,812
Voyage expenses and commission          16,459     14,240
----------------------------------------------------------
Net voyage revenues                     41,395     49,572
----------------------------------------------------------

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

Vessels, Depreciation and Impairment

Prior to the termination of the capital leases with the UK Lessor, the cost of our Vessels were depreciated on a straight-line basis over the Vessels' remaining economic useful lives. When the capital leases were terminated and the Vessels were transferred to new wholly owned subsidiaries, our estimate for depreciation was revised to include an estimate for the residual value of the Vessels at the end of their useful life. As a result, the Vessels are now being depreciated based on cost less estimated residual value over their useful life. Management estimates the useful life of the Company's Vessels to be 25 years. This is a common life expectancy applied in the shipping industry. If the estimated economic useful life is incorrect, or circumstances change and the estimated economic useful life has to be revised, an impairment loss could result in future periods and/or annual depreciation expense could be increased. Our Vessels are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. Factors we consider important that could affect recoverability and trigger impairment include significant underperformance relative to expected operating results, new regulations that change the estimated useful economic lives of our Vessels and significant negative industry or economic trends. In assessing the recoverability of the Vessels' carrying amounts when an indicator of impairment is present, we must make assumptions regarding estimated future cash flows. These assumptions include assumptions about the spot market rates for Vessels, the revenues the Vessel could earn under time charter, voyage charter or bareboat charter, the operating costs of our Vessels and the estimated economic useful life of our Vessels. In making these assumptions, the Company refers to historical trends and performance as well as any known future factors. If our review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations.

Recently Issued Accounting Standards

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. Adoption of SFAS 153 has not affected the Company's results to date.

In May 2005, the FASB issued Statement of Financial Accounting Standards 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 Accounting Changes and FAS 3 Reporting Accounting Changes in Interim Financial Statements. Previously, most changes in accounting principle were recognised by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of a change in accounting principle to prior periods unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change to any period. When it is impracticable to determine the period-specific effects of an accounting change, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets) for that period rather than being reported in an income statement. SFAS 154 is applicable for all accounting changes and corrections of errors occurring in fiscal years beginning after December 15, 2005. The Company will apply SFAS 154 from January 1, 2006 on a prospective basis as required.

Results of Operations

Year ended December 31, 2005 compared with year ended December 31, 2004

Operating revenues

(in thousands of $)                        2005           2004         Change
Time charter revenues                    42,325         42,113           0.5%
Bareboat charter revenues                     -         29,770            n/a
Voyage charter revenues                  57,854         63,812        (9.3) %
------------------------------------------------------------------------------
Total operating revenues                100,179        135,695        (26.2)%
------------------------------------------------------------------------------

In March 2004, our long-term bareboat Charters with Shell International expired and the Vessels commenced trading under new employment regimes. Following the expiration of the Charters, three of our Vessels have been contracted under medium-term time charters, two of which include market related profit sharing arrangements and the remaining two Vessels are trading in the spot market and have been participating in a pooling arrangement with two similar vessels since the second quarter of 2005. Under the pooling agreement revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Pool revenues of $36.8 are included in voyage charter revenues for the year ended December 31, 2005.

The decrease in total operating revenues in 2005 compared to 2004 is a result of a combination of the new employment regimes for our Vessels and the lower spot market rates experienced by the industry. The decrease in bareboat charter revenue from 2004 is explained by the expiration of the Charters. Time charter revenues were stable and reflect a full year of trading for three of our Vessels in 2005, compared with only nine months in 2004, offset by lower profit sharing revenues in 2005 due to the weaker spot market. The decrease in voyage charter revenues in 2005 also reflects a full years trading for two of our Vessels, offset by the weaker spot market.

Operating expenses

(in thousands of $)                       2005            2004          Change
Voyage expenses and commission          16,459          14,240           15.6%
Ship operating expenses                 17,211           9,868           74.4%
Administrative expenses                    988           1,114         (11.3)%
Depreciation                            17,120          17,219          (0.6)%
-------------------------------------------------------------------------------
Total operating expenses                51,778          42,441           22.0%
-------------------------------------------------------------------------------

The two Vessels that trade in the spot market generated 94.1 per cent of the voyage expenses and commission as substantially all of the vessel voyage costs associated with time charters are covered by the charterer. Under the bareboat charters that ended March 2004, all ship operating costs were paid by Shell International. Following the redelivery of the Vessels we are now responsible for the Vessels' operating expenses. The increase in ship operating expenses in 2005 is a result of a full year of expenses in 2005, compared with nine months in 2004, plus the fact that four of our five Vessels were drydocked in 2005. In addition to direct drydocking costs of approximately $2.2 million, additional repairs and maintenance costs of $3.1 million were incurred during these drydocking.

In 2005, the decrease in administration costs relates to shareholder and public relations and legal fees which were high in 2004 due to the costs associated with the termination of the Charters and shareholder meetings. The significant portions of administration costs for the Company are directors' fees, directors and officers insurance, shareholder and public relations, management fees and audit fees.

Interest income and expenses

(in thousands of $)                     2005            2004          Change
Interest income                          959             449          113.6%
Interest expense                      (5,310)         (7,877)         (32.6)%
-----------------------------------------------------------------------------
Net interest expense                  (4,351)         (7,428)         (41.4)%
-----------------------------------------------------------------------------

The significant increase in interest income during 2005 is a result of the increased use of short term deposits as a result of strong cash flows in late 2004 and early 2005. Since March 2004 the Company has not paid out all available cash as dividends, as cash reserves are being held to fund future operations.

Interest expense consists of interest paid in relation to the $140.0 million loan facility, swap interest expense and the amortization of deferred financing charges incurred in connection with the debt. The decrease in interest expense in 2005 is primarily due to the expiration of an interest rate swap in August 2004 which had effectively fixed interest at a rate of 6.74 per cent per annum. Swap interest expense was $4.5 million in 2004. Following the expiration of this swap our debt is all floating rate at LIBOR plus a margin. The benefit of the expiration of the swap has been partially offset as LIBOR has gradually increased during 2005. In 2005 loan interest was calculated at a rate of LIBOR + one per cent margin up to March 30, 2005 and the debt was renegotiated to LIBOR + 0.7 per cent for periods thereafter.

Year ended December 31, 2004 compared with year ended December 31, 2003

Operating revenues

(in thousands of $)                     2004            2003          Change
Time charter revenues                 42,113               -             n/a
Bareboat charter revenues             29,770          75,246         (60.4)%
Voyage charter revenues               63,812               -             n/a
-----------------------------------------------------------------------------
Total operating revenues             135,695          75,246           52.6%
-----------------------------------------------------------------------------


Total operating revenues increased significantly in 2004 as a result of the very strong tanker market compared to 2003. The decrease in bareboat charter revenue from 2003 is explained by the expiration of the Charters in March 2004.
Following the expiration of the Charters, our two Vessels operating under medium-term time charters which include market related profit sharing arrangements and the two Vessels trading in the spot market benefited from the strong market and this is reflected in both time charters and voyage charter revenues.

Operating expenses

(in thousands of $)                     2004            2003          Change
Voyage expenses and commission        14,240               -             n/a
Ship operating expenses                9,868               -             n/a
Administrative expenses                1,114             864           28.9%
Depreciation                          17,219          17,593          (2.1)%
-----------------------------------------------------------------------------
Total operating expenses              42,441          18,457          129.9%
-----------------------------------------------------------------------------

The two Vessels trading in the spot market in 2004 accounted for 83.7 per cent of the voyage expenses and commission. Ship operating expenses increased in 2004 due the Vessels new employment regime following the expiration of the Charters and the Company becoming responsible for payment of operating expenses.

In February 2004 we amended our agreement with the Manager. The management fee was reduced to $0.63 million per annum from $0.75 million per annum. We are now responsible to pay for our administrative expenses, which in years prior to 2004 these were covered by the Manager. Of the $0.63 million, 39 per cent is included in administrative expenses while the remainder is classified as a ship operating expense. In 2004 we incurred administration costs related to insurance, directors' fees, shareholder and public relations, legal fees, audit fees and other professional services. The significant portion of administration costs relates to directors' fees, shareholder and public relations, and management fees at $0.19, $0.55, and $0.28 million respectively.

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

Interest income and expenses

(in thousands of $)                  2004            2003          Change
Interest income                       449              55            716%
Interest expense                  (7,877)         (9,334)         (15.6)%
--------------------------------------------------------------------------
Net interest expense              (7,248)         (9,279)         (21.9)%
--------------------------------------------------------------------------

The increase in interest income in 2004 reflects the increased cash balance in 2004 due to the increase in operating revenues in the year and the higher level of cash reserves being retained by the Company to fund operations.

Interest expense consists of interest paid in relation to the primary loans made to us under the Credit Facility net of the hedging effects of the Company's interest rate swap agreement, interest paid in relation to the new $140.0 million loan facility, and also the amortisation of deferred financing charges incurred in connection with the drawdown of debt. Interest expense decreased in 2004 with the refinancing of the $125.4 million Credit Facility and the maturity of the interest rate swap which effectively fixed interest at a rate of 6.74 per cent per annum. Under the new $140.0 million loan facility, in 2004 we paid interest at a rate of LIBOR + one per cent margin.

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

During the term of the Charters, the Company had fixed base rate charterhire for all of its Vessels. In each quarter where the spot market related rate was higher than the base rate, the spot market related rate was paid. The Company had a fixed management fee and its administrative expenses were comprised principally of directors' and officers' liability insurance. Due to the expiration of the Charters and the change in the Company's operations in 2004, the Company's revenues are more exposed to fluctuations in earnings in the spot market. These fluctuations may increase or decrease revenues compared to revenues under the Charters depending on prevailing spot market rates. This applies to the two Vessels trading in the spot market and the two Vessels that are on medium term time charters that include 50:50 profit sharing arrangements for earnings in excess of $30,000 per day calculated by reference to the BITR Index.

The Company's operating expenses have increased following the expiration of the Charters in early 2004 as vessel operating expenses are now the responsibility of the Company. Administrative expenses have also increased since accordance with the terms of the Company's Management Agreement with the Manager, as amended, the Company became responsible for such costs from February 1, 2004.

At December 31, 2005 we estimated the cash breakeven average daily TCE rate of $18,723 for our VLCCs. This represents the daily rate our Vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan balloon repayments at maturity. Based on the current strength of the tanker market, the Company believes that working capital is sufficient for the Company's present requirements.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or fortnightly in advance while revenues from voyage charters are received upon completion of the voyage.

The Company's funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in U.S. dollars.

Long-term liquidity requirements of the Company include funding the replacement of Vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, bank loans and the finance leases. The Company has had sufficient sources of income through the payment of charterhire by Shell International during the term of the Charters to pay ordinary recurring expenses that are not borne by the Manager and the Company expects that charterhire paid for time charters or in the spot market now that the Charters have expired will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due under the Loan Agreement. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the Loan becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2005, 2004, and 2003, the Company had cash and cash equivalents of $12.6 million, $31.7 million and $6.3 million, respectively. As of December 31, 2005, 2004, and 2003, the Company had restricted cash balances of $10.0 million, $10.0 million and $nil respectively. The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with our new $140.0 million loan facility with the Royal Bank of Scotland.

During the year ended December 31, 2005 we paid total cash dividends of $77.8 million. In the first quarter of 2006, we declared a cash dividend of $1.00 per share for a total cash payment of $17.1 million.

In March 2004, the Company refinanced its Credit Facility of $125.4 million with the Loan of $140.0 million, incurring expenses of $0.01 million on the debt extinguishment. The Credit Facility did not have principal installments and was due for repayment in its entirety in August 2004. At the time of entering into the Credit Facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004. The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of LIBOR plus a margin. The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement.

Although the Company's activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of the Company's operating revenues and most of its anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, the Company's operating revenues are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

Tabular disclosure of contractual obligations

At December 31 2005, the Company had the following contractual obligations:

                                                                Payment due by period
                                      Less than 1
                                              year   1 - 3 years    3 - 5 years    After 5 years      Total
                                     -------------  -------------  -------------  ---------------  -----------
(In thousands of $)
Long-term debt obligations                 11,200         22,400         22,400           64,400      120,400
                                     -------------  -------------  -------------  ---------------  -----------
Total contractual cash obligations         11,200         22,400         22,400           64,400      120,400
                                     -------------  -------------  -------------  ---------------  -----------

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name                  Age   Position
----                  ---   ---------

Ola Lorentzon         56    Director and Chairman
Tor Olav Tr0im        43    Director, Chief Executive Officer and Vice-Chairman
Douglas C. Wolcott    74    Director and Audit Committee member
David M. White        65    Director and Audit Committee Chairman
Timothy J. Counsell   47    Director
Kate Blankenship      41    Chief Financial Officer and Secretary

Pursuant to the Management Agreement with the Company, the Manager provides management, and advisory services to the Company. Set forth below are the names and positions of the directors, executive officers and officers of the Manager.

Name                  Age   Position
----                  ---   --------

Kate Blankenship      41    Director and Chairman
Inger M. Klemp        43    Director and Vice-Chairman
Cora Lee Starzomski   33    Director
Oscar Spieler         45    Chief Executive Officer of Frontline Management AS

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon is also a director of Consafe Offshore AB and Erik Thun AB. Mr. Lorentzon was the Managing Director of
Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003. Mr. Lorentzon was a director of the United Kingdom Protection and Indemnity Club until 2002. Until 2000 Mr. Lorentzon was a director of The Swedish Protection and Indemnity Club (SAAF), Swedish Ships Mortgage Bank and The Swedish Shipowners' Association, Deputy Chairman of the Liberian Shipowners Council and a member of the International Association of Tanker Owners (Intertanko) Council.

Tor Olav Tr0im has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Tr0im has been a director of Frontline since July 1, 1996. Since May 2001, Mr. Tr0im has served as a director of Golar LNG Limited, a Bermuda company listed on the Oslo Stock Exchange and the NASDAQ National Market. He is a director of Aktiv Inkasso ASA, a Norwegian Oslo Stock Exchange listed company, and Golden Ocean Group Limited, a Bermuda company listed on the Oslo Stock Exchange. He is also Chief Executive Officer and a director of Ship Finance International Limited a Bermuda company listed on the New York Stock Exchange and is a director of SeaDrill Limited, a Bermuda company listed on the Oslo Stock Exchange. Prior to his service with Frontline, from January 1992, Mr. Tr0im served as Managing Director and a member of the board of Directors of DNO AS, a Norwegian oil company.

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

Kate Blankenship has been Chief Financial Officer of the Company since April 17, 2000 and Secretary of the Company since December 27, 2000. Mrs. Blankenship has been a director and Chairman of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited, SeaDrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Inger M. Klemp has served as Chief Financial Officer of Frontline Management AS since June 1, 2006. Mrs. Klemp has served as Vice President Finance from August 2001 until she was promoted. From 1992 to 2001 Mrs. Klemp served in various positions in Color Group ASA, a Norwegian cruise ferry operator. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA (previously Christiania Bank).

Cora Lee Starzomski has been a director of the Manager since December 2004. Ms. Starzomski is a Chief Accountant with Frontline having joined the company in November 2001. She is a member of the Institute of Chartered Accountants in Canada.

Oscar Spieler has served as Chief Executive Officer of Frontline Management AS since October 2003, and prior to that time as Technical Director of Frontline Management AS since November 1999. From 1995 until 1999, Mr. Spieler served as Fleet Manager for Bergesen, a major Norwegian gas tanker and VLCC owner. From 1986 to 1995, Mr. Spieler worked with the Norwegian classification society DNV, working both with shipping and offshore assets.

B.   COMPENSATION

The Company incurred directors' fees for 2005 of $255,000 in aggregate. In 2004, the Company incurred directors' fees of $190,000 in aggregate. No separate compensation was paid to the Company's officers.

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

Board practices and exemptions from Nasdaq corporate governance rules

We have certified to Nasdaq that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of Nasdaq's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with Nasdaq corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of Nasdaq's corporate governance rules are as follows:

     o Our board of directors is currently comprised by a majority of independent directors. Under Bermuda law, we are not required to have a majority of independent directors and cannot assure you that we will continue to do so.

     o In lieu of holding regular meetings at which only independent directors are present, our entire board of directors may hold regular meetings as is consistent with Bermuda law.

     o In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law. Both members of the audit committee currently meet the Nasdaq requirement of independence.

     o In lieu of a nomination committee comprised of independent directors, our board of directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. There is nothing to prohibit Shareholders identifying and recommending potential candidates to become board members, but pursuant to the bye-laws, directors are elected by the shareholders in duly convened annual or special general meetings.

     o In lieu of a compensation committee comprised of independent directors, our board of directors is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

     o In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our bye-laws do not prohibit any director from being a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested, provided that the director makes proper disclosure of same as required by the bye-laws and Bermuda law.

     o Prior to the issuance of securities, we are required to obtain the consent of the Bermuda Monetary Authority as required by Bermuda law. We have obtained blanket consent from the Bermuda Monetary Authority for the issue and transfer of the Company's securities provided that such securities remain listed.

     o Pursuant to Nasdaq corporate governance rules and as a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq. Bermuda law does not require that we solicit proxies or provide proxy statements to Nasdaq. Consistent with Bermuda law and as provided in our bye-laws, we are also required to notify our shareholders of meetings no less than 5 days before the meeting. Our bye-laws also provide that shareholders may designate a proxy to act on their behalf.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.   EMPLOYEES

The Company has not had any employees since inception as the Manager is responsible for the management and administration of the Company.

E.   SHARE OWNERSHIP

As of June 1, 2006, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

The Company is not aware of any person who owns more than five per cent of the Company's outstanding common shares as of June 1, 2006.

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

Dividend Policy

Prior to the termination of the Charters, the Company's policy was to pay quarterly distributions to holders of record of Common Shares in each January, April, July and October in amounts substantially equal to the charterhire received by the Company under the Charters, less cash expenses and less any reserves required in respect of any contingent liabilities. Subsequent to the redelivery of our Vessels from Shell International, our policy continues to be to make quarterly distributions to shareholders based on the Company's earnings and cash flow. These distributions are expected to be a minimum of $1.00 dollar per share per year. However, the amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. The Company may not be able to make distributions in quarters where earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances.

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

In 2005, 2004 and 2003, the Company paid the following distributions to shareholders.

RECORD DATE                PAYMENT DATE               AMOUNT PER SHARE

2005
February 14, 2005          March 11, 2005                 $1.75
May 17, 2005               June 1, 2005                   $1.50
August 12, 2005            September 6, 2005              $0.80
November 11, 2005          December 5, 2005               $0.50

2004
January 23, 2004           February 10, 2004              $0.80
May 24, 2004               June 7, 2004                   $2.00
August 13, 2004            August 27, 2004                $0.75
November 15, 2004          November 29, 2004              $1.00

2003
January 27, 2003           February 7, 2003               $0.45
April 25, 2003             May 8, 2003                    $1.19
July 25, 2003              August 8, 2003                 $0.65
October 25, 2003           November 10, 2003              $0.45

B.   SIGNIFICANT CHANGES

Not applicable


ITEM 9.   THE OFFER AND LISTING

Not applicable except for Item 9.A.4. and Item 9.C

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ National Market, the annual high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

FISCAL YEAR ENDED DECEMBER 31              HIGH                         LOW

2005                                     $47.50                      $23.76
2004                                     $39.25                      $12.52
2003                                     $17.56                       $8.45
2002                                     $18.85                      $11.51
2001                                     $27.80                      $14.32

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

FISCAL YEAR ENDED DECEMBER 31, 2005        HIGH                         LOW

First quarter                            $41.74                      $28.00
Second quarter                           $47.50                      $35.98
Third quarter                            $43.37                      $35.95
Fourth quarter                           $37.05                      $23.76

FISCAL YEAR ENDED DECEMBER 31, 2004        HIGH                         LOW

First quarter                            $21.29                      $12.52
Second quarter                           $29.67                      $16.65
Third quarter                            $33.26                      $24.50
Fourth quarter                           $39.25                      $29.06


The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Month                                      HIGH                         LOW

May 2006                                 $27.02                      $22.50
April 2006                               $28.80                      $24.53
March 2006                               $26.55                      $23.98
February 2006                            $28.29                      $25.00
January 2006                             $26.90                      $23.90
December 2005                            $29.91                      $23.76


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

At the 2005 Annual General Meeting of the Company the shareholders voted to amend the Company's Bye-Laws 83 and 85 by removing the restrictions that limited the Company's business activities. The changes to the Bye-Laws removed restrictions on the Company's activities such as rechartering the Vessels, refinancing or replacing the credit facility, acting in connection with the Management Agreement, offering Common Shares and listing them, enforcing its rights in connection with the Charters, the Credit Facility, the UK Finance Leases, the Management Agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and leasing, selling or otherwise disposing of the Vessels (or Vessel owning subsidiaries) on termination of the Charters or subsequent charters. These amended Bye-Laws of the Company as adopted by shareholders on June 27, 2005 are filed as Exhibit 4.2 to this Annual Report.

C.   MATERIAL CONTRACTS

On March 2, 2004, the Company, as borrower, and the New Subsidiaries, as new owners, entered into the Loan Agreement with The Royal Bank of Scotland plc, as lender (the "Lender"), pursuant to which the Company borrowed $140.0 million, in the form of five loans of $28 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly instalments of $2.8 million and a final instalment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of 1% plus LIBOR up to March 2005 and 0.7% plus LIBOR thereafter. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefore, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

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

Bermuda Taxation

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

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the "Company" include the Company's Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 per cent derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100 per cent derived from sources within the United States. The Company is not permitted to engage in transportation that gives rise to 100 per cent U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100 per cent derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code ("Section 883"), the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Final regulations interpreting Section 883 were promulgated by the U.S. Treasury Department in August 2003, which the Company refers to as the "final regulations." The final regulations became effective for calendar year taxpayers such as the Company and its subsidiaries beginning with the calendar year 2005.


Application of Code Section 883

Under the relevant provisions of Section 883, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

     (i) It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a "qualified foreign country") and which the Company refers to as the "country of organization requirement"; and


     (ii) It can satisfy any one of the following two (2) stock ownership requirements for more than half the days during the taxable year:

          o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

          o more than 50 per cent of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50 per cent Ownership Test."

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia and the Cayman Islands, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2005 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the Nasdaq National Market.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4 per cent tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50 per cent of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2 per cent under the 4 per cent gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, it will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

PFIC Status

It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for U.S. tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a U.S. holder's Common Shares. The Company was a passive foreign investment company ("PFIC") through its 2003 taxable year. Beginning with its 2004 taxable year, the Company ceased to be a PFIC as a result of the expiration of the Shell International charters on February 27, 2004. The Company was not a PFIC for U.S. federal income tax purposes in the 2005 taxable year and does not anticipate being a PFIC in future years, although there is no assurance that this will be the case. Assuming that the Company is not a PFIC, dividends paid by the Company to a non-corporate U.S. shareholder will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that the non-corporate U.S. shareholder satisfies certain holding period and other requirements. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. shareholder.

F.   DIVIDENDS AND PAYING AGENTS

Not Applicable

G.   STATEMENT BY EXPERTS

Not Applicable

H.   DOCUMENTS ON DISPLAY

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits may be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549 and at 500 West Madison Street, Suite 1400, Northwestern Atrium Center, Chicago, Illinois 60661 and are also available on our website located at www.knightsbridgetankers.com. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The SEC maintains a website
(http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. In addition, documents referred to in this annual report may be inspected at the Company's headquarters at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda.

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

The Company's borrowings under its loan facility at December 31, 2005 of $120.4 million (December 31, 2004: $131.6 million) bear interest at an annual rate of LIBOR plus a margin of 0.7 per cent. A one per cent change in interest rates would increase or decrease interest expense by $1.2 million per year as of December 31, 2005. The fair value of the loan facility at December 31, 2005 was equal to the carrying amount of the facility at the same date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends are not, and have not been in arrears or have not been subject to a material delinquency that was not cured within 30 days.


ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY
                   HOLDERS AND USE OF PROCEEDS

Not Applicable


ITEM 15.  CONTROLS AND PROCEDURES

(a)  Disclosure of Controls and Procedures

As of December 31, 2005 the Company carried out an evaluation, under the supervision and with the participation of the Company's manager ICB Shipping (Bermuda) Limited, of the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective in alerting them timely to material information relating to the Company required to be included in the Company's periodic SEC filings.

(b)  Management's Annual Report on Internal Control over Financial Reporting

Not Applicable

(c)  Attestation report of the registered public accounting firm

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


ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2005 and 2004 was Moore Stephens P.C. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by our principal accounts in each year respectively.

     (in $)                               2005             2004

     Audit Fees (a)                     96,540          100,000
     Audit-Related Fees (b)                  -                -
     Tax Fees (c)                            -            5,500
     All Other Fees (d)                      -                -
     Total                              96,540          105,500

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

The Company's Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2005 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

Financial Statements for Knightsbridge Tankers Limited


Index to Consolidated Financial Statements
of Knightsbridge Tankers Limited                                             F-1

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Consolidated Statements of Operations                                        F-4
for the years ended December 31, 2005, 2004 and 2003

Consolidated Balance Sheets as of                                            F-5
December 31, 2005 and 2004

Consolidated Statements of Cash Flows                                        F-6
for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in Stockholders' Equity
for the years ended December 31, 2005, 2004 and 2003                         F-7

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

4.2       Amended Bye-Laws of the Company  dated June 27, 2005.

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

4.7.3 Assignment of Rights dated February 27, 1997 between Kerbela as seller and Hewlett as buyer regarding the M.T. Megara.**

4.7.4 Assignment of Rights dated February 27, 1997 between Trevose as seller and Inwood as buyer regarding the M.T. Murex.**

4.7.5 Assignment of Rights dated February 27, 1997 between Tourmalene as seller and Lawrence as buyer regarding the M.T. Macoma.**

4.7.6 Assignment of Rights dated February 27, 1997 between Fluid as seller and Cedarhurst as buyer regarding the M.T. Magdala.**

4.8.1 Execution version of Letter Agreement dated February 6, 1997 among the Company, SIPC, ICB International, the Subsidiaries and the Manager (incorporated by reference from Exhibit 10.12.1 of the Registration Statement).**

4.8.2 Execution version of Letter Agreement dated February 6, 1997 among the Company, the Manager, ICB International, SIPC and the Guarantors (incorporated by reference from Exhibit 10.12.2 of the Registration Statement).**

4.9 UK Finance Lease Transaction Offer Letter dated November 12, 1996 made by National Westminster Bank Plc in favor of the Company and SIPC (incorporated by reference from Exhibit 10.13 of the Registration Statement).**

4.10.1 Conditional Sale Agreement dated November 25, 1996 between NatWest Leasing (GB) Limited ("NLL") and Woodmere relating to the M.T. Myrina (incorporated by reference from Exhibit 10.14 of the Registration Statement).**

4.10.2 Conditional Sale Agreement dated November 25, 1996 between NLL and Hewlett relating to the M.T. Megara (incorporated by reference from Exhibit 10.15 of the Registration Statement).**

4.10.3    Conditional  Sale  Agreement  dated  November 25, 1996 between NLL and
          Inwood relating to the M.T. Murex (incorporated by reference from Exhibit 10.16 of the Registration Statement).**

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

31.1      Certification of the Principal Executive Officer

31.2      Certification of the Principal Financial Officer

32.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer

32.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer

----------
* Incorporated by reference to same Exhibit No. in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170)
** Incorporated by reference to same Exhibit No. in the Company's Report on Form 6-K, filed March 20, 1997 (File No. 0-29106)
*** Incorporated by reference to same Exhibit No. in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED


By: /s/ Kate Blankenship
    ---------------------
Kate Blankenship
Chief Financial Officer

Dated: June 15, 2006

Index to Consolidated Financial Statements of Knightsbridge Tankers Limited

Report of Independent Registered Public Accounting Firm                      F-2

Report of Independent Registered Public Accounting Firm                      F-3

Consolidated Statements of Operations                                        F-4
for the years ended December 31, 2005, 2004 and 2003

Consolidated Balance Sheets as of                                            F-5
December 31, 2005 and 2004

Consolidated Statements of Cash Flows                                        F-6
for the years ended December 31, 2005, 2004 and 2003

Consolidated Statements of Changes in                                        F-7
Stockholders' Equity for the years ended December 31, 2005, 2004 and 2003

Notes to Consolidated Financial Statements                                   F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
Knightsbridge Tankers Limited


We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company"), as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years ended December 31, 2005 and 2004 These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004, and the consolidated results of their operations, and their cash flows for the years ended December 31, 2005 and 2004, in conformity with U.S. generally accepted accounting principles.


MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
February 13, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
Knightsbridge Tankers Limited

We have audited the consolidated statements of operations, cash flows and changes in shareholders' equity of Knightsbridge Tankers Limited and subsidiaries (the "Company") for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated results of operations and cash flows of Knightsbridge Tankers Limited and subsidiaries for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche AB
Stockholm, Sweden
May 17, 2004

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2005, 2004 and 2003
(in thousands of $, except per share data)
                                                      2005             2004           2003

Operating revenues
        Time charter revenues                         42,325           42,113              -
        Bareboat charter revenues                          -           29,770         75,246
        Voyage charter revenues                       57,854           63,812              -
--------------------------------------------------------------------------------------------
        Total operating revenues                     100,179          135,695         75,246
--------------------------------------------------------------------------------------------
Operating expenses
        Voyage expenses and commission                16,459           14,240              -
        Ship operating expenses                       17,211            9,868              -
        Administrative expenses                          988            1,114            864
        Depreciation and amortisation                 17,120           17,219         17,593
--------------------------------------------------------------------------------------------
        Total operating expenses                      51,778           42,441         18,457
--------------------------------------------------------------------------------------------
Net operating income                                  48,401           93,254         56,789
--------------------------------------------------------------------------------------------
Other income (expenses)
        Interest income                                  959              449             55
        Interest expense                             (5,310)          (7,877)        (9,334)
        Other financial items, net                      (83)               13           (49)
--------------------------------------------------------------------------------------------
        Net other (expenses)                         (4,434)          (7,415)        (9,328)
Net  income                                           43,967           85,839         47,461
--------------------------------------------------------------------------------------------
Earnings per share: basic and diluted                 $ 2.57           $ 5.02         $ 2.78
--------------------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2005 and 2004
(in thousands of $)

                                                        2005            2004
ASSETS
Current Assets
        Cash and cash equivalents                     12,634          31,653
        Restricted cash                               10,000          10,000
        Trade accounts receivable                      7,633          13,232
        Other receivables                              1,139             608
        Inventories                                    2,012           1,631
        Voyages in progress                            3,667           6,122
        Prepaid expenses and accrued income              645             416
--------------------------------------------------------------------------------
        Total current assets                          37,730          63,662
Vessels, net                                         285,070         301,500
Deferred charges                                         359             392
--------------------------------------------------------------------------------
        Total assets                                 323,159         365,554
--------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
        Short-term debt and current portion
          of long-term debt                           11,200          11,309
        Trade accounts payable                         1,974             465
        Accrued expenses                               3,300           2,730
        Other current liabilities                      2,452           1,779
--------------------------------------------------------------------------------
        Total current liabilities                     18,926          16,283
Long-term liabilities
        Long-term debt                               109,200         120,400
        Total liabilities                            128,126         136,683
--------------------------------------------------------------------------------
Stockholders' equity
        Share capital                                    171             171
        Contributed capital surplus account          194,862         220,059
        Retained earnings                                  -           8,641
--------------------------------------------------------------------------------
        Total stockholders' equity                   195,033         228,871
--------------------------------------------------------------------------------
        Total liabilities and stockholders' equity   323,159         365,554
--------------------------------------------------------------------------------


See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended
December 31, 2005, 2004 and 2003
(in thousands of $)

                                                               2005             2004            2003
Operating activities
Net income                                                     43,967           85,839          47,461
Adjustments to reconcile net income to net cash
provided by operating activities:
        Depreciation and amortisation                          17,120           17,219          17,593
        Amortisation of deferred charges                           66              110             372
        Changes in operating assets and liabilities:
          Trade accounts receivable                             5,599            9,393        (12,497)
          Other receivables                                     (531)            (608)               -
          Inventories                                           (381)          (1,631)               -
          Voyages in progress                                   2,455          (6,122)               -
          Prepaid expenses and accrued income                   (229)            (377)               -
          Trade accounts payable                                1,509              465               -
          Accrued expenses                                        570              521              11
          Other, net                                             (17)            1,779               -
------------------------------------------------------------------------------------------------------
        Net cash provided by operating activities              70,128          106,588          52,940
------------------------------------------------------------------------------------------------------
Investing activities
        Placement of restricted cash                                          (10,000)               -
        Compensation on vessel redelivery                           -              690               -
------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                                  (9,310)               -
------------------------------------------------------------------------------------------------------
Financing activities                                                                                 -
        Proceeds from long-term debt                                -          140,000               -
        Repayments of long-term debt and credit facilities   (11,309)        (133,688)               -
        Debt fees paid                                           (33)            (444)               -
        Cash dividends paid                                  (77,805)         (77,805)        (46,854)
------------------------------------------------------------------------------------------------------
        Net cash used in financing activities                (89,147)         (71,937)        (46,854)
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents         (19,019)           25,341           6,086
Cash and cash equivalents at beginning of year                 31,653            6,312             226
------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       12,634           31,653           6,312
------------------------------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
        Interest paid                                           5,235            9,631           8,952

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Consolidated  Statements of Changes in Stockholders'  Equity for the years ended
December 31, 2005, 2004 and 2003 (in thousands of $, except number of shares)

                                                                   2005             2004            2003
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year                         17,100,000       17,100,000      17,100,000
--------------------------------------------------------------------------------------------------------
SHARE CAPITAL
Balance at beginning of year                                        171              171             171
Shares issued                                                         -                -               -
Shares bought back and cancelled                                      -                -               -
--------------------------------------------------------------------------------------------------------
Balance at end of year                                              171              171             171
--------------------------------------------------------------------------------------------------------

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at beginning of year                                    220,059          220,059         220,059
Distributions to shareholders                                  (25,197)                -               -
--------------------------------------------------------------------------------------------------------
Balance at end of year                                          194,862          220,059         220,059
--------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
Balance at beginning of year                                          -          (5,310)        (11,590)
Other comprehensive income (loss)                                     -                -           6,280
De-designation of interest rate swap                                  -            5,310
--------------------------------------------------------------------------------------------------------
Balance at end of year                                                -                -         (5,310)
--------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
Balance at beginning of year                                      8,641              607               -
Net income                                                       43,967           85,839          47,461
Dividends paid                                                 (52,608)         (77,805)        (46,854)
--------------------------------------------------------------------------------------------------------
Balance at end of year                                                -            8,641             607
--------------------------------------------------------------------------------------------------------
Total Stockholders' Equity                                      195,033          228,871         215,527
--------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
Net income                                                       43,967           85,839          47,461
  Unrealised gains (losses) from derivative instruments               -                -           6,280
--------------------------------------------------------------------------------------------------------
  Other comprehensive income (loss)                                   -                -           6,280
--------------------------------------------------------------------------------------------------------
Comprehensive income                                             43,967           85,839          53,741
--------------------------------------------------------------------------------------------------------

See accompanying Notes that are an integral part of these Consolidated Financial Statements

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.   DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs, (the "Vessels"), and certain related activities. The Vessels are owned through wholly-owned subsidiaries (the "Subsidiaries"). The Company's shares are listed on the NASDAQ National Market.

From February 1997 until March 2004, the Company chartered its Vessels to Shell International Petroleum Company Limited ("Shell") on long-term "hell and high water" bareboat charters (the "Charters"). The bareboat charters to Shell expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company has entered into a five year time charter for one of its vessels while two of the Company's Vessels have each been time chartered for a period of three years. The Company's remaining two vessels are trading on the spot market and are participating in a pooling arrangement with Frontline Ltd., a Bermuda publicly traded oil tanker owning and operating company.

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

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), an indirect wholly-owned subsidiary of Frontline Ltd.

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

Reporting currency
The Company's functional currency is the U.S. dollar as all revenues are received in U.S. dollars and a majority of the Company's expenditures are made in U.S. dollars. The Company and its subsidiaries report in U.S. dollars.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Pool revenues are included in voyage charter revenues. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool's net pool revenues. In the year ended December 31, 2005 pool revenues included in voyage charter revenues were $36.8 million.

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

The UK Lessor's obligation under each Conditional Sale Agreement to pay the first instalment of the purchase price for the vessel was subject to the following conditions: (i) the UK Lessor had not terminated the related Conditional Sale Agreement prior to the Vessel being delivered by the subsidiary or a representative of the UK Lessor; (ii) the Company's subsidiary had not terminated the Agreement prior to giving notice of delivery of the Vessel; (iii) the UK Lessor had received notice of delivery of the Vessel from the subsidiary;
(iv) the UK Lessor had received an invoice for the first instalment of the purchase price; (v) the representations and warranties by the subsidiary in the Conditional Sale Agreement (regarding capital expenditures of the subsidiary and the purchase price of the vessel) continued to be true; and (vi) the Vessel had not suffered a loss. Upon termination of the Charters and redelivery of the Vessels to the Company in the first and second quarters of 2004, each of the Company's subsidiaries had the right as the UK Lessor's sales agent to arrange for the disposition of the Conditional Sale Agreement (and the right to take title to the related Vessel), or to arrange for the sale of the related Vessel, for an amount equal to the fair market value of that Vessel. In connection with the termination of the Charter, the Company's subsidiaries arranged for newly formed subsidiaries to purchase the Conditional Sale Agreements from the UK Lessor by way of novation for fair market value consideration, thereby transferring the right to take title to the Vessels under the Conditional Sale Agreements to the Company's new subsidiaries. The new subsidiaries took title to the Vessels during the first half of March 2004 and the Conditional Sale Agreements are no longer in effect. There was no gain or loss booked by the Company on the transaction as the fair market value consideration was deemed equal to the Vessels book values at the date of acquisition.

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

Vessels and depreciation
Vessels are stated at costs less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

In connection with the termination of the Charters and the Conditional Sale Agreements and the redelivery of the Vessels to the Company in 2004 as described above, the Vessels have been reclassified from Vessels under Capital Lease to Vessels. Concurrently, the Company revised its estimate of the estimated residual value of the Vessels and changed it from zero to $6.4 million per vessel. The Company believes that this revised estimate is in line with current standard industry practise. A change in accounting estimate was recognised to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $0.4 million and basic and diluted earnings per share by $0.02, for 2004.

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

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a dry-docking at the time the dry-docking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered by management to be an appropriate method of recognizing drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings.

Recently issued accounting standards
In December 2004, the FASB issued Statement of Financial Accounting Standards 153 Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29 ("SFAS 153"). APB Opinion No. 29 Accounting for Nonmonetary Transactions ("APB 29") provides that accounting for nonmonetary transactions should be measured based on the fair value of the assets exchanged but allows certain exceptions to this principle. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that don't have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and shall be applied prospectively. Adoption of SFAS 153 has not affected the Company's results to date.

In May 2005, the FASB issued Statement of Financial Accounting Standards 154 Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FAS 3 ("SFAS 154"). SFAS 154 replaces APB Opinion No. 20 Accounting Changes and SFAS 3 Reporting Accounting Changes in Interim Financial Statements. Previously, most changes in accounting principle were recognised by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of a change in accounting principle to prior periods unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change to any period. When it is impracticable to determine the period-specific effects of an accounting change, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings ( or other appropriate components of equity or net assets) for that period rather than being reported in an income statement. SFAS 154 is applicable for all accounting changes and corrections of errors occurring in fiscal years beginning after December 15, 2005. The Company will apply SFAS 154 from January 1, 2006 on a prospective basis as required.

3.   TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

4.   LEASES

The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2005 are as follows:

Year ending December 31,                                              Total

(in thousands of $)
2006                                                                  33,215
2007                                                                  18,275
2008                                                                  11,315
2009                                                                   2,201
2010                                                                       -
2011 and later                                                             -
----------------------------------------------------------------------------
Total minimum lease revenues                                          65,006
----------------------------------------------------------------------------

5.   TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million for the year ended December 31, 2005 (December 31, 2004: $0.2 million).

6.   VESSELS

(in thousands of $)                          2005          2004
Cost                                      439,822       439,132
Accumulated depreciation                 (154,752)      137,632
--------------------------------------------------------------------------------
Net book value at end of year             285,070       301,500
--------------------------------------------------------------------------------

Depreciation expense was $17.1 million, $17.2 million and $17.6 million for the years ended December 31, 2005, 2004 and 2003, respectively.

7.   DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                  2005              2004
Capitalized financing fees and expenses              477                444
Accumulated amortization                            (118)               (52)
----------------------------------------------------------------------------
Net book value at end of year                         359               392
----------------------------------------------------------------------------

8.   DEBT

(in thousands of $)                                  2005              2004

US dollar denominated floating rate debt
(LIBOR + 0.7% to 1.0%)                            120,400           131,600
----------------------------------------------------------------------------
                                                  120,400           131,600
Credit facilities                                       -               109
----------------------------------------------------------------------------
Total debt                                        120,400           131,709
Less: short-term and current portion of
long-term debt                                    (11,200)          (11,309)
----------------------------------------------------------------------------
                                                  109,200           120,400
----------------------------------------------------------------------------

The average interest rate for the floating rate debt was 4.12% for the year ended December 31, 2005 and 6.46% for the year ended December 31, 2004.

$140.0 million loan facility
In March 2004, the Company refinanced its existing credit facility with a $140.0 million facility in the form of five loans of $28.0 million, each in respect of a Vessel. This facility is repayable in twenty eight quarterly instalments of $2.8 million and a final instalment of $61.6 million on the last payment date. The facility is secured by, among other things, a mortgage on each Vessel and an assignment of any charter in respect of a Vessel.

The outstanding debt as of December 31, 2005 is repayable as follows:

Year ending December 31,
(in thousands of $)
2006                                                                  11,200
2007                                                                  11,200
2008                                                                  11,200
2009                                                                  11,200
2010                                                                  11,200
2011 and later                                                        64,400
-----------------------------------------------------------------------------
Total debt                                                           120,400
-----------------------------------------------------------------------------

9.   SHARE CAPITAL

     Authorised share capital:

                                                     2005                2004
17,100,000 ordinary shares of $0.01 each          171,000             171,000
-----------------------------------------------------------------------------

      Issued and fully paid share capital:

                                                     2005                2004
17,100,000 ordinary shares of $0.01each           171,000             171,000
-----------------------------------------------------------------------------

10.  FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2005, the Company is not party to any interest rate swaps to hedge interest rate exposure

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2005 and 2004 are as follows:

                                                   2005           2005            2004            2004
(in thousands of $)                          Fair Value        Carrying       Fair Value       Carrying
                                                                  Value                           Value
Cash and cash equivalents                        12,634          12,634          31,653          31,653
Restricted cash                                  10,000          10,000          10,000          10,000
Floating rate debt and credit facilities        120,400         120,400         131,709         131,709

The carrying value of cash and cash equivalents, and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, and The Royal Bank of Scotland plc. However, the Company believes this risk is remote as these banks are high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

In 2005, two customers accounted for 42 per cent of gross revenue, while in 2004 two customers accounted for 46 per cent of gross revenue. In 2003 one customer accounted for 100 per cent of gross revenue.

11.  MANAGEMENT OF COMPANY

On February 12, 1997, the Company entered into a management agreement with the Manager under which the Manager provided certain administrative, management and advisory services to the Company for an amount of $750,000 per year. Effective February 2004, the Company entered into an amendment to the agreement with the Manager. The management fee has been amended to $630,000 per year, in addition to a commission of 1.25% on gross freight revenues. Pursuant to the terms of the amendment, the Company is now responsible for paying its own administrative expenses. In February 2006 the management fee was increased to $1,150,000 per annum.

12.  SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities included the following:

(in thousands of $)                                  2005         2004      2003
Termination of vessels under capital leases:
Termination of vessels under capital leases, net        -    (316,363)

Acquisition of vessels:
Additions to vessels, net                               -      316,363