Form 20-F/A
period 2005-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2006-06-16
CIK 1029145

UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F/A

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

--------------------------------------------------------------------------------
                                      None
--------------------------------------------------------------------------------

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

Large accelerated filer [_]   Accelerated filer [_]    Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                         [_] Item 17 [X] Item 18


                                Explanatory Note

This Amendment No. 1 to the annual report on Form 20-F ("Amendment No. 1") is being filed for the sole purpose of correcting certain inadvertent typographical errors on the cover page of the Company's 20-F filed on June 15, 2006.

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