Form 20-F
period 2006-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2007-04-27
CIK 1029145

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

--------------------------------------------------------------------------------
For the fiscal year ended                              December 31, 2006
--------------------------------------------------------------------------------

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

For the transition period from

--------------------------------------------------------------------------------
Commission file number              0-22704
--------------------------------------------------------------------------------

                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                          KNIGHTSBRIDGE TANKERS LIMITED
--------------------------------------------------------------------------------
                 (Translation of Registrant's name into English)

                                     Bermuda
--------------------------------------------------------------------------------
                 (Jurisdiction of incorporation or organization)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act

  Title of each class                                   Name of each exchange
--------------------------------------------------------------------------------
  Common Shares, $0.01 Par Value                                 NASDAQ
--------------------------------------------------------------------------------


Securities registered or to be registered pursuant to section 12(g) of the Act.

                                      None
--------------------------------------------------------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

                         Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------
                                (Title of Class)


Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                    17,100,000 Common Shares, $0.01 Par Value
--------------------------------------------------------------------------------


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

Large accelerated filer [_]  Accelerated filer [X]    Non-accelerated filer  [_]

Indicate by check mark which financial statement the registrant has elected to
follow:                                               [_]  Item 17   [X] Item 18

If this is an annual report, indicate by check mark whether the registrant is a
shell company (as defined in Rule 12b-2 of the Exchange Act).   [_] Yes   [X] No

                          INDEX TO REPORT ON FORM 20-F


                                                                           PAGE
PART I
Item 1.    Identity of Directors, Senior Management and Advisers ............1
Item 2.    Offer Statistics and Expected Timetable ..........................1
Item 3.    Key Information...................................................1
Item 4.    Information on the Company........................................8
Item 4A    Unresolved Staff Comments.........................................22
Item 5.    Operating and Financial Review and Prospects......................23
Item 6.    Directors, Senior Management and Employees........................30
Item 7.    Major Shareholders and Related Party Transactions.................33
Item 8.    Financial Information.............................................34
Item 9.    The Offer and Listing.............................................35
Item 10.   Additional Information............................................36
Item 11.   Quantitative and Qualitative Disclosures about Market Risk........39
Item 12.   Description of Securities other than Equity Securities............39

PART II

Item 13.   Defaults, Dividend Arrearages and Delinquencies...................40
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds...................................................40
Item 15.   Controls and Procedures...........................................40
Item 16A.  Audit committee financial expert..................................41
Item 16B.  Code of Ethics....................................................41
Item 16C.  Principal Accountant Fees and Services............................41
Item 16D.  Exemptions from the Listing Standards for Audit Committees........42
Item 16E.  Purchase of Equity Securities by the Issuer and Affiliated
           Purchasers........................................................42

PART III

Item 17.   Financial Statements..............................................43
Item 18.   Financial Statements..............................................43
Item 19.   Exhibits..........................................................43

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

                                     PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not Applicable

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3. KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Knightsbridge Tankers Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD,""US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.   SELECTED FINANCIAL DATA

The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries, which we refer to as the Company or Knightsbridge, with respect to the fiscal years ended December 31, 2006, 2005 and 2004, and the selected consolidated balance sheet data of the Company with respect to the fiscal years ended December 31, 2006 and 2005 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto. The selected consolidated income statement data with respect to the fiscal years ended December 31, 2003 and 2002 and the selected consolidated balance sheet data with respect to the fiscal years ended December 31, 2004, 2003 and 2002 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 "Operating and Financial Review and Prospects" and the Company's Consolidated Financial Statements and Notes thereto included herein.

                                                                            Fiscal year ended December 31,
                                                            2006           2005           2004            2003          2002
(in thousands of $, except shares, per share data and ratios)
Income Statement Data:
Total operating revenues                                   105,728        100,179        135,695          75,246        40,276
Total operating expenses                                    54,463         51,778         42,441          18,457        18,398
Net operating income                                        51,265         48,401         93,254          56,789        21,878
Net income                                                  45,717         43,967         85,839          47,461        12,552
Earnings per common share
- basic and diluted                                           2.67           2.57           5.02            2.78          0.73
Cash dividend declared per share                              3.60           4.55           4.55            2.74          1.81
Cash dividends paid                                         61,560         77,805         77,805          46,854        30,951


Balance Sheet Data (at end of year):
Cash and cash equivalents                                    8,538         12,634         31,653           6,312           228
Restricted cash                                             10,000         10,000         10,000               -             -
Vessels, net                                               267,949        285,070        301,500               -             -
Vessels under capital lease, net                                 -              -              -         319,408       337,001
Total assets                                               301,499        323,159        365,554         348,443       347,825
Short-term debt and current portion of long-term debt       11,211         11,200         11,309           8,400             -
Long-term debt                                              98,000        109,200        120,400         116,997       125,397
Stockholders' equity                                       179,190        195,033        228,871         215,527       208,639
Share capital                                                  171            171            171             171           171
Common shares outstanding                               17,100,000     17,100,000     17,100,000      17,100,000    17,100,000

Cash Flow Data:
Cash provided by operating activities                       68,653         70,128        106,588          52,940        30,899
Cash used in investing activities                                -              -        (9,310)               -             -
Cash used in financing activities                         (72,729)       (89,147)       (71,937)        (46,854)      (30,951)

Other Financial Data:
Equity to assets ratio (percentage) (1)                      59.4%          60.4%          62.6%           61.9%         60.0%
Debt to equity ratio (2)                                       0.6            0.6            0.6             0.6           0.6
Price earnings ratio (3)                                       8.9            9.4            6.7             4.5          20.5

Notes:
1. Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
2. Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
3. Price earnings ratio is calculated using the year end share price divided by basic earnings per share.

B.   CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C.   REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D.   RISK FACTORS

We are currently engaged in transporting crude oil and oil products. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

Risk factors relating to our Industry

The cyclical nature of the tanker industry may lead to volatile changes in charter rates which may adversely affect our earnings

Currently, the Company has four vessels trading on medium or long-term charters, which expire in 2009, 2010, 2011 and 2012 respectively. The Company's fifth vessel is trading in the spot market, the market for immediate purchase of marine petroleum products or chartering of a vessel, usually for single voyages. Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future, our earnings and available cash flow may decrease. The charter rates payable under time charters or in the spot market will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for tanker vessels are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

     o    changes in global crude oil production;
     o demand for oil and production of crude oil and refined petroleum products;
     o    changes in oil production and refining capacity;
     o    global and regional economic and political conditions;
     o    the distance oil and oil products are to be moved by sea;
     o    environmental and other regulatory developments; and
     o changes in seaborne and other transportation patterns, including changes in the distances over which cargo is transported due to geographic changes in where commodities are produced, oil is refined and cargoes are used.

The factors that influence the supply of tanker capacity include:

     o    the number of newbuilding deliveries;
     o    the scrapping rate of older vessels;
     o    port or canal congestion;
     o    the number of vessels that are out of service; and
     o national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

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

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly. These requirements also can affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements.

For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

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

Risk Factors relating to our Business

Some of our vessels operate on a spot charter basis and any decrease in spot charter rates in the future may adversely affect our earnings

Beginning in 2004, some of our vessels have operated on a spot charter basis. Although spot chartering is common in the tanker industry, the spot charter market is highly competitive and spot charter rates may fluctuate significantly based upon tanker and oil supply and demand. The successful operation of our vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. We cannot assure you that future spot charters will be available at rates sufficient to enable our vessels trading in the spot market to operate profitably. In addition, bunkering, or fuel, charges that account for a substantial portion of the operating costs of our spot chartered vessels, and generally reflect prevailing oil prices, are subject to sharp fluctuations.

The value of our vessels may fluctuate and adversely affect our liquidity and may result in breaches under our financial arrangements and sales of our vessels at a loss

Tanker values have generally experienced high volatility. Investors can expect the fair market value of our VLCC oil tankers to fluctuate, depending on general economic and market conditions affecting the tanker industry and competition from other shipping companies, types and sizes of vessels, and other modes of transportation. In addition, as vessels grow older, they generally decline in value. While we have refinanced our previous secured debt during 2004, declining tanker values could affect our ability to raise cash by limiting our ability to refinance vessels in the future and thereby adversely impact our liquidity. If we determine at any time that a tanker's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and the reduction of our shareholders' equity. Due to the cyclical nature of the tanker market, if for any reason we sell tankers at a time when tanker prices have fallen, the sale may be at less than the tanker's carrying amount on our financial statements, with the result that we would also incur a loss and a reduction in earnings. Based on the closing price for our common shares on April 13, 2007, taking into account our total indebtedness of $106.4 million, and assuming no other factors, such as liquidity premiums, our cash position, or expectations of future performance, the implied value of each of our vessels was $116.4 million. The market value of a similar vessel may be significantly lower than the implied value of our vessels.

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

Our operating results from our tankers are subject to seasonal fluctuations, which may adversely affect our operating results and ability to pay dividends

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results with respect to our vessels trading in the spot market and with market related profit sharing arrangements. The tanker sector is typically stronger in the fourth and first quarters of the calendar year in anticipation of increased oil consumption of oil and petroleum in the northern hemisphere during the winter months. As a result, our revenues from our tankers may be weaker during the fiscal quarters ended June 30 and September 30, and, conversely, revenues may be stronger in fiscal quarters ended December 31 and March 31. This seasonality could materially affect our operating results and cash available for dividends in the future.

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

We receive a portion of our charterhire revenue from a limited number of customers including Frontline Ltd.

We will derive a significant portion of our revenues from two charters with Frontline Ltd, or Frontline. If we were to lose one or both of our charters with Frontline, or any of our other customers, we may be unable to find a suitable replacement charter for the related vessel on terms as favorable to us as under our current charters. The loss of any of our customers could have a material adverse effect on our revenues and results of operations.

Our revenues may be adversely affected if we do not successfully employ our tankers

Currently, four of our five tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between 2009 and 2012. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable.

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

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydocking repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

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

Arrests of our tankers by maritime claimants could cause a significant loss of earnings for the related off-hire period

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

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

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive officers, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may not be exempt from United States taxation on our United States source shipping income, which would reduce our net income and cash flow by the amount of the applicable tax

Under the United States Internal Revenue Code of 1986, or the Code, 50 percent of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, is characterized as United States source shipping income and such income is subject to a four percent United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption under Section 883 of the Code.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Therefore, we can give no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to this statutory tax exemption under
Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a four percent United States federal income tax on United States sources shipping income. The imposition of this taxation could have an adverse effect on our business.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, first effective in our annual report for the fiscal year ended December 31, 2007, our independent registered public accounting firm will be required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe the total cost of our initial compliance and the future ongoing costs of complying with these requirements may be substantial.


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

Following the redelivery, the Company entered into a five year time charter, due to expire in 2009 for one of its vessels while two of the Company's vessels have each been time chartered for a period of three years which will expire in May 2007. The Company has entered into four and five year time charter agreements, respectively with Frontline, a Bermuda based publicly listed tanker owner and operator, to replace the charters due to expire in 2007. The Company's remaining two vessels are trading on the spot market and since April 2005 have participated in a pooling arrangement with Frontline. During March 2007 the pooling arrangement with Frontline was terminated, and the Company commenced a three year time charter for one of the vessels leaving one vessel trading on the spot market.

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

Each Vessel was registered in the Republic of the Marshall Islands by the relevant New Subsidiary. The Company also repaid its existing loans, on March 2, 2004, and together with the New Subsidiaries entered into a new loan agreement (the "Loan Agreement") with The Royal Bank of Scotland plc (the "Lender"), pursuant to which the Company borrowed $140.0 million in the form of five loans of $28.0 million each in respect of a Vessel (together, the "Loan"). The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears, at the annual rate of LIBOR plus a margin. If a New Subsidiary sells or disposes of the related Vessel, the Company will be obligated to make a loan prepayment which will be applied against the principal balance of the Loan relating to the Vessel. The Loan Agreement is secured by, among other things, a guarantee from each New Subsidiary, a mortgage on each Vessel and an assignment of any charter with respect to a Vessel. The failure by the Company to make payments due and payable under the Loan Agreement could result in the acceleration of all principal and interest on the Loan Agreement, the enforcement by the Lender of its rights with respect to the security therefore, and the consequent forfeiture by the Company of one or more of the Vessels. The Loan Agreement also provides for other customary events of default.

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

B.  BUSINESS OVERVIEW

We are an international tanker company and our primary business activity is currently the international seaborne transportation of crude oil. Our fleet consists of five double-hull VLCCs, one of which was built in 1996 and four of which were built in 1995.

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

New Operations

Each of the Vessels is now owned by a New Subsidiary and has been renamed and reflagged in the Marshall Islands and is currently deployed either on time charters or in the spot market, operating on routes between the Arabian Gulf and the Far East, Northern Europe, the Caribbean and the Louisiana Offshore Oil Port ("LOOP"). The following chart provides information on the deployment of our Vessels as at December 31, 2006:

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

On the expiration of the charters for the TI Ningbo and TI Qingdao in 2007, the Company will commence four and five year time charter agreements respectively with Frontline. During 2007 the Mayfair entered into a three year time charter agreement with a third party. The following chart gives information on the deployment of our Vessels from May 2007:

Vessel Name                             Employment              Expiration Date

Camden                                   Time charter           March, 2009
Chelsea                                  Spot market            n/a
Mayfair                                  Time charter           March, 2010
TI Ningbo                                Time charter           May, 2012
TI Qingdao                               Time charter           May, 2011

We believe that operating our Vessels between time charter and the spot market will enable us to take advantage of higher charter rates in the spot market, while maintaining stability through long-term charters.

The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, the Vessels. At the 2005 Annual General Meeting of the Company, the Shareholders approved removing restrictive provisions that limited the Company business to these activities. The Company is actively engaged in considering its future strategy and opportunities available. These may include disposition of existing vessels, the acquisition of newbuildings and/or secondhand tonnage and may include such activities in shipping transportation sectors other than oil transportation. In pursuing such opportunities the Company does not expect to change its strategy of maintaining a balance of term charter and spot market trading and paying dividends subject to the Company having sufficient earnings, financial condition and cash position.

Management Agreement

Upon expiration of the Charters in 2004, we amended our agreement with ICB Shipping (Bermuda) Limited (the "Manager") pursuant to which the Manager now assumes operational responsibility for the Vessels and has agreed to re-charter the Vessels, subject to the approval of the Board of Directors. Under the management agreement the Manager is required to manage the day-to-day business of the Company subject, always, to the objectives and policies of the Company as established from time to time by the Board. All decisions of a material nature concerning the business of the Company are reserved to the Company's Board of Directors. The management agreement will terminate in 2012, unless earlier terminated pursuant to the terms thereof, as discussed below.

Under, the management agreement the Manager received an annual fee of $750,000 during the period of the Charters. The management fee was reduced to $630,000 per year in the first quarter of 2004 and subsequently increased to $1,150,000 in the first quarter of 2006. The Company is now responsible for paying its own administrative expenses including such items as audit fees, legal and professional fees, registrar fees, and directors and officers fees and expenses. The Company believes that these management fees are substantially on the same terms that would be obtained from a non-affiliated party. The Manager was not affiliated with the Company, the Charterer or Guarantors at the time these fees were negotiated.

Upon the expiration of the Charters in 2004 and the Company's shareholders' decision to continue the Company in its business and not sell the Vessels, the Manager became obligated under the management agreement to attempt to re-charter each Vessel on an arms-length basis upon such terms as the Manager deems appropriate, subject to the approval of the Board. The Manager receives a commission equal to 1.25 percent of the gross freight earned from such re-chartering (which is the standard industry commission). The Manager, on behalf of the Company, may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager deems appropriate.

The Company may terminate the management agreement at any time upon 30 day's notice to the Manager for any reason, provided that any such termination shall have been approved by a resolution duly adopted by the affirmative vote of the holders of at least 66 2/3 percent of the Company's outstanding common shares. The Company may terminate the management agreement at any time upon five business days' prior written notice to the Manager in the event of the Manager's material breach thereof, the failure of the Manager to maintain adequate authorization to perform its duties thereunder, the Manager's insolvency, in the event that it becomes unlawful for the Manager to perform its duties thereunder or if the Manager ceases to be wholly-owned, directly or indirectly, by Frontline. The Manager may terminate the management agreement upon ten business days' prior written notice to the Company in the event that the Company undergoes a "change of control" which is the election of any director whose election was not recommended by the then current Board. The Company believes that in the case of any termination of the management agreement, the Company could obtain an appropriate alternative arrangement for the management of the Company, although there can be no assurance that such alternative arrangement would not cause the Company to incur additional cash expenses.

During 2006, the Company announced that it has entered into four and five year time charter agreements with Frontline Ltd, the parent company of the Manager. These charters will commence in 2007 and were negotiated at an arms-length basis and at prevailing market rates with Frontline.

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

VLCCs are specifically designed for the transportation of crude oil and, due to their size, are used to transport crude oil primarily from the Arabian Gulf to the Far East, Northern Europe, the Caribbean and the LOOP. While VLCCs are increasingly being used to carry crude oil from other areas, any decrease in shipments of crude oil from the Arabian Gulf would have a material adverse effect on the Company.

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

VLCC demand is primarily a function of demand for Arabian Gulf crude oil, which in turn is primarily dependent on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, political, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn. See Item 5. Operating and Financial Review and Prospects - Market Overview and Trend Information.

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

Since the mid-1970s, during most periods there has been a substantial worldwide oversupply of crude oil tankers, including VLCCs. In addition, the market for secondhand VLCCs has generally been weak since the mid-1970s. However, in the last three years the industry has experienced near historic highs for tanker values. Notwithstanding the aging of the world tanker fleet and the adoption of new environmental regulations which will result in a phase-out of many single hull tankers, significant deliveries of new VLCCs would adversely affect market conditions.

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

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

A variety of government, quasi-governmental and private organizations subject our tankers to both scheduled and unscheduled inspections. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels emphasizing operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

     o 25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

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

     o 30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

     o    all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker: o is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

     o commences a major conversion or has its keel laid on or after January 6, 1994; or

     o completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Our vessels are also subject to regulatory requirements, including the phase-out of single hull tankers, imposed by the IMO. Effective September 2002, the IMO accelerated its existing timetable for the phase-out of single hull oil tankers. At that time, these regulations required the phase-out of most single hull oil tankers by 2015 or earlier, depending on the age of the tanker and whether it has segregated ballast tanks. We do not currently own any single hull vessels.

Under the regulations, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

As a result of the oil spill in November 2002 relating to the loss of the MT Prestige, which was owned by a company not affiliated with us, in December 2003, the Marine Environmental Protection Committee of the IMO, or MEPC, adopted an amendment to the MARPOL Convention, which became effective in April 2005. The amendment revised an existing regulation 13G accelerating the phase-out of single hull oil tankers and adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil. Under the revised regulation, single hull oil tankers were required to be phased out no later than April 5, 2005 or the anniversary of the date of delivery of the ship on the date or in the year specified in the following table:

Category of Oil Tankers                  Date or Year for Phase Out

     Category 1 oil tankers of
     20,000 dwt and above carrying
     crude oil, fuel oil, heavy
     diesel oil or lubricating oil      April 5, 2005 for ships delivered
     as cargo, and of 30,000 dwt        on April 5, 1982 or earlier; or
     and above carrying other oils,     2005 for ships delivered after
     which do not comply with the       April 5, 1982
     requirements for protectively
     located segregated ballast
     tanks

     Category 2 - oil tankers of
     20,000 dwt and above carrying
     crude oil, fuel oil, heavy
     diesel oil or lubricating oil     April 5, 2005 for ships delivered on
     as cargo, and of 30,000 dwt       April 5, 1977 or earlier
     and above carrying other oils,    2005 for ships delivered after April 5,
     which do comply with the          1977 but before January 1, 1978
     protectively located              2006 for ships delivered in 1978 and 1979
     segregated ballast tank           2007 for ships delivered in 1980 and 1981
     requirements                      2008 for ships delivered in 1982
                                       2009 for ships delivered in 1983
      and                              2010 for ships delivered in 1984 or later

     Category 3 - oil tankers of
     5,000 dwt and above but less
     than the tonnage specified for
     Category 1 and 2 tankers.

Under the revised regulations, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate until the earlier of their anniversary date of delivery in 2015 or the year in which the ship reaches 25 years of age after the date of its delivery, whichever is earlier.

In October 2004, the MEPC adopted a unified interpretation of regulation 13G that clarified the delivery date for converted tankers. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date shall be deemed to be the date of delivery of the ship, provided that:

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

In December 2003, the MEPC adopted a new regulation 13H on the prevention of oil pollution from oil tankers when carrying heavy grade oil, or HGO, which includes most of the grades of marine fuel. The new regulation bans the carriage of HGO in single hull oil tankers of 5,000 dwt and above after April 5, 2005, and in single hull oil tankers of 600 dwt and above but less than 5,000 dwt, no later than the anniversary of their delivery in 2008.

Under regulation 13H, HGO means any of the following:

     o    crude oils having a density at 15(0)C higher than 900 kg/m(3);

     o fuel oils having either a density at 15(0)C higher than 900 kg/m(3) or a kinematic viscosity at 50(0)C higher than 180 mm(2)/s; or

     o    bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15(0)C higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under the its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees. The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and Regulation 13H (Regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of Regulation 21.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from ships. Annex VI was ratified in May 2004, and became effective May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with these regulations. Additional or new conventions, laws and regulations may be adopted that could adversely affect our business, cash flows, results of operations and financial condition.

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in substantial compliance with SOLAS Convention and LL Convention standards.
Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel ship manager or operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory's territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations. The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The "Shipping Industry Guidelines on Flag State Performance" evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels generally receive a good assessment in the shipping industry.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.669487 SDR per U.S. dollar on February 6, 2007. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 13, 2007. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

United States Requirements

In 1990, the United States Congress enacted OPA to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

     o    natural resource damages and related assessment costs;

     o    real and personal property damages;

     o    net loss of taxes, royalties, rents, profits or earnings capacity; and

     o net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. The U.S. Coast Guard has enacted regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the former OPA limitation on liability of $1,200 per gross ton with the CERCLA liability limit of $300 per gross ton. The U.S. Coast Guard has indicated that it expects to adopt regulations requiring evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

We insure each of our vessels with pollution liability insurance in the maximum commercially available amount of $1.0 billion. A catastrophic spill could exceed the insurance coverage available, which could have a material adverse effect on our business.

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the LOOP or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

All of our vessels are of double hull construction.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

     o address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

     o    describe crew training and drills; and

     o identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the United States Clean Water Act prohibits the discharge of oil or hazardous substances in United States navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above. The United States Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from Clean Water Act permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date. The EPA filed a notice of appeal of this decision and, if the EPA's appeals are successful and exemption is repealed, our vessels may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States. For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Other Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010. The European Union has also banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the U.S. Environmental Protection Agency, or EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

Our operations occasionally generate and require the transportation, treatment and disposal of both hazardous and non-hazardous solid wastes that are subject to the requirements of the U.S. Resource Conservation and Recovery Act, or RCRA, or comparable state, local or foreign requirements. In addition, from time to time we arrange for the disposal of hazardous waste or hazardous substances at offsite disposal facilities. If such materials are improperly disposed of by third parties, we may still be held liable for clean up costs under applicable laws.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

     o on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

     o on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

     o    the development of vessel security plans;

     o ship identification number to be permanently marked on a vessel's hull;

     o a continuous synopsis record kept onboard showing a vessel's history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

     o    compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

     o Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

     o Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

     o Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Risk of loss and insurance

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism and other circumstances or events. In addition, the transportation of crude oil is subject to the risk of spills, and business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. OPA has made liability insurance more expensive for ship owners and operators imposing potentially unlimited liability upon owners, operators and bareboat charterers for oil pollution incidents in the territorial waters of the United States. We believe that our current insurance coverage is adequate to protect us against the principal accident-related risks that we face in the conduct of our business.

Our protection and indemnity insurance, or P&I insurance, covers third-party liabilities and other related expenses from, among other things, injury or death of crew, passengers and other third parties, claims arising from collisions, damage to cargo and other third-party property and pollution arising from oil or other substances. Our current P&I insurance coverage for pollution is the maximum commercially available amount of $1.0 billion per tanker per incident and is provided by mutual protection and indemnity associations. Each of the vessels currently in our fleet is entered in a protection and indemnity association which is a member of the International Group of Protection and Indemnity Mutual Assurance Associations. The 13 protection and indemnity associations that comprise the International Group insure approximately 90% of the world's commercial tonnage and have entered into a pooling agreement to reinsure each association's liabilities. Each protection and indemnity association has capped its exposure to this pooling agreement at $4.3 billion. As a member of protection and indemnity associations, which are, in turn, members of the International Group, we are subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations and members of the pool of protection and indemnity associations comprising the International Group.

Our hull and machinery insurance covers actual or constructive total loss from covered risks of collision, fire, heavy weather, grounding and engine failure or damages from same. Our war risk insurance covers risks of confiscation, seizure, capture, vandalism, sabotage and other war-related risks. Our loss-of-hire insurance covers loss of revenue for not less than 90 days resulting from an accident covered by the terms of our hull and machinery insurance for each of our vessels, with a 20 day deductible.

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

Following the redelivery, the Company entered into the following time charter agreements:

              Type of Charter            Time Charter Terms           Length of Charter   Expiration date
---------------------------------------------------------------------------------------------------------
TI Ningbo           Time         $30,000 per day plus profit share*         3 year          April, 2007
TI Qingdao          Time         $30,000 per day plus profit share*         3 year          April, 2007
Camden              Time         $31,000 per day                            5 year          March, 2009

* Profit share is calculated for earnings in excess of $30,000 per vessel per day calculated by reference to the Baltic International Trading Route (BITR) Index.

On the expiration of the charters for TI Ningbo and TI Qingdao in 2007, the Company has entered into four and five year time charter agreements with Frontline. The charters are for a fixed base rate of $37,750 per day plus a market related element being 50 percent of the difference between the spot market related rate index and the base rate.

The Company's remaining two vessels; Mayfair and Chelsea traded on the spot market and participated in a pooling arrangement with Frontline until this arrangement was terminated in 2007. In March 2007, the Company commenced a three year time charter for the Mayfair with a third party at a fixed rate of $45,000 per day while Chelsea continues to trade on the spot market.

Factors Affecting Our 2006 and Future Results

The principal factors that have affected our 2006 results of operations and financial position and are expected to affect our future results of operations and financial position include:

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

Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors fees and expenses, registrar fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2006, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

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

Market Overview and Trend Information

The tanker market continued to strengthen in 2006 driven by the demand side which had the greatest influence on rates. The year started at TCE of approximately $81,000 per day, rates then followed the traditional seasonal pattern by softening to about $33,000 around the middle of April, 2006. From this point, the rates began to firm against market predictions at the time and rose to $89,000 by the end of August. The fear of another active hurricane season in the US Gulf, geopolitical uncertainty and increased risk of supply disruptions gave strong incentives to build oil stocks throughout the summer. On land storage capacity was in some regions filled to capacity, driven by an extraordinary strong future rates compared to market rates, with the wide use of tankers for storage purposes as the consequence.

Gradually the oil market picked up after the inventory build up which had triggered a sharp drop in crude prices, from $76 per barrel in early August to $56 per barrel in early October. This led to the market weakening and rates fell to $45,000 a day by the middle of December 2006. Depending on the source of information, the average TCE for the year was about $63,000 for a double hulled VLCC.

For OPEC it was important to prevent an uncontrolled price decline so in October, OPEC cut production by 1.2 million barrels per day from November, 2006. It was reported by the International Energy Agency ("IEA") that average OPEC oil production, including Iraq and excluding Angola, was approximately 29.7 million barrels per day during 2006, a 0.02 million barrels per day decrease from 2005. Even if OPEC crude production was unchanged from 2005 to 2006 there was a noticeable shift in production from Nigeria and Venezuela to the Middle East.

The IEA further estimates that the average world oil demand was 84.5 million barrels per day in 2006, a 1.0 percent increase from 2005. For 2007 a 1.8 percent or 1.55 million barrels per day growth is forecasted in world oil demand with North America, China and the Middle East as the main drivers.

The total VLCC fleet increased by 3.2 percent in 2006 from 464 to 479 vessels according to industry sources, who also state that a total of 18 new vessels were delivered to owners during 2006 while 79 new orders were made. The majority of the vessels on order are scheduled to be delivered in 2009. The total order book amounted to 161 vessels at the end of the year which represented approximately 34 percent of the existing fleet.

We are expecting about 30 ships to be delivered during 2007 and it is likely that we will see more tankers either being converted or scrapped compared to recent years. The Middle East Gulf exports are expected to drop in the first half of 2007, but rebound in the second half. The long haul trade route West Africa-Asia is expected to rise during 2007.

A summary of average TCEs for our fleet is as follows:

(in $ per day)          2006        2005       2004       2003       2002
VLCCs                 47,967      47,111     68,698     51,731     32,569

Net voyage revenues, a non-GAAP measure, provides more meaningful information to us than voyage revenues, the most directly comparable GAAP measure. Net voyage revenues are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles our net voyage revenues to voyage revenues in 2006, 2005 and 2004..

(in thousands of $)                     2006           2005         2004
Voyage revenues                       63,283         57,854       63,812
Voyage expenses and commission        20,015         16,459       14,240
--------------------------------------------------------------------------------
Net voyage revenues                   43,268         41,395       49,572
--------------------------------------------------------------------------------

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

Revenue Recognition

Revenues are generated from voyage charter, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized rateably over the estimated duration of the voyage. The operating results of voyages in progress at a reporting date are estimated and recognized pro-rata on a per day basis. Probable losses on voyages are provided for in full at the time such losses can be estimated. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimated results of the voyage recorded as at the reporting date.

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

Recently Issued Accounting Standards

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("FAS 156"). FAS 156 requires that all separately recognized servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognized servicing assets and liabilities. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 to have an impact on its financial statements.

In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of FAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after November 1, 2007. The Company does not expect the adoption of FIN 48 to have an impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of FAS 157 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FAS 87, 88, 106, and 132R ("FAS 158"). FAS 158 requires that the funded status of defined benefit post retirement plans be recognized in the statement of financial position and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. FAS 158 is effective for fiscal years ending after June 15, 2007 for employers without publicly traded securities. The Company does not expect the adoption of FAS 158 to have an impact on its financial statements.

In September 2006, the United States Securities and Exchange Commission ("SEC") issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006 and this did not have a material effect on the Company's results of operations or financial position.
Results of Operations

Year ended December 31, 2006 compared with year ended December 31, 2005

Operating revenues

(in thousands of $)                      2006          2005        Change
Time charter revenues                  42,445        42,325        (0.3)%
Voyage charter revenues                63,283        57,854          9.4%
--------------------------------------------------------------------------------
Total operating revenues              105,728       100,179          5.5%
--------------------------------------------------------------------------------

The increase in total operating revenues was a result of higher voyage charter revenues in 2006 while time charter revenues were stable. Voyage charter revenues are generated from our Vessels trading on the spot market in 2006 and 2005; these vessels participated in a pooling arrangement with two similar vessels since the second quarter of 2005. Under the pooling agreement revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Pool revenues of $63.1 million are included in voyage charter revenues for the year ended December 31, 2006 (2005: $36.8 million). Subsequent to the year end this arrangement was terminated and only one Vessel continues to trade in the spot market.

Operating expenses

(in thousands of $)                   2006             2005         Change
Voyage expenses and commission        20,015          16,459        21.6%
Ship operating expenses               15,835          17,211       (8.0)%
Administrative expenses                1,492             988        51.0%
Depreciation                          17,121          17,120         0.0%

Total operating expenses              54,463          51,778         5.2%

The two Vessels that traded in the spot market generated 93.3 percent in 2006 (2005: 94.1 percent) of the voyage expenses and commission as substantially all voyage costs associated with time charters are covered by the charterer. The increased voyage expenses in 2006 correlate to the increase in voyage charter revenues. The decrease in ship operating expenses in 2006 is a result of only one Vessel drydocking in 2006, whereas in 2005 four of the five Vessels drydocked. The Vessels have scheduled drydockings approximately every five years.

The increase in administration costs in 2006 relates primarily relates to higher fees payable to the Manager for administration services provided of $645,000 (2005: $245,000). The remainder of administration costs for the Company are directors' fees, directors and officers insurance, shareholder and public relations, management fees and audit fees.

Interest income and expenses

(in thousands of $)                     2006          2005         Change
Interest income                         1,383           959          44.2%
Interest expense                      (6,881)       (5,310)          29.6%
--------------------------------------------------------------------------------
Net interest expense                  (5,498)       (4,351)          26.4%
--------------------------------------------------------------------------------

The significant increase in interest income during 2006 is a result of higher interest rates received on short term deposits.

Interest expense consists of interest paid in relation to the $140.0 million loan facility and the amortization of deferred financing charges incurred in connection with the debt. The increase in interest expense in 2006 is primarily due to rise in the three month LIBOR since the beginning of the year from 4.5% to 5.4%. Since March 2005, the interest rate is calculated at LIBOR + 0.7 percent, previously LIBOR + 1.0 percent.

Year ended December 31, 2005 compared with year ended December 31, 2004

Operating revenues

(in thousands of $)                      2005          2004        Change
Time charter revenues                  42,325        42,113          0.5%
Bareboat charter revenues                   -        29,770           n/a
Voyage charter revenues                57,854        63,812        (9.3)%
-------------------------------------------------------------------------------
Total operating revenues              100,179       135,695       (26.2)%
-------------------------------------------------------------------------------

In March 2004, our long-term bareboat Charters with Shell International expired and the Vessels commenced trading under new employment regimes. Following the expiration of the Charters:

     o three Vessels were contracted under medium-term time charters, two of which include market related profit sharing arrangements; and

     o two Vessels traded on the spot market and participated in a pooling arrangement with two similar vessels from the second quarter of 2005. Pool revenues of $36.8 are included in voyage charter revenues for the year ended December 31, 2005.

The decrease in total operating revenues in 2005 compared to 2004 is a result of a combination of the new employment regimes for our Vessels and the lower spot market rates experienced by the industry. The decrease in bareboat charter revenue from 2004 is explained by the expiration of the Charters. Time charter revenues in 2005 were stable and reflect a full year of trading for three of our Vessels in 2005, compared with only nine months in 2004, offset by lower profit sharing revenues in 2005 due to the weaker spot market. The decrease in voyage charter revenues in 2005 also reflects a full years trading for two of our Vessels, offset by the weaker spot market.

Operating expenses

(in thousands of $)                      2005           2004       Change
Voyage expenses and commission         16,459         14,240        15.6%
Ship operating expenses                17,211          9,868        74.4%
Administrative expenses                   988          1,114      (11.3)%
Depreciation                           17,120         17,219       (0.6)%
--------------------------------------------------------------------------------
Total operating expenses               51,778         42,441        22.0%
--------------------------------------------------------------------------------

In 2005, the two Vessels that traded on the spot market generated 94.1 percent of the voyage expenses and commission. Under the bareboat charters that ended March 2004, all ship operating costs were paid by Shell International. Following the redelivery of the Vessels, the Company became responsible for the Vessels' operating expenses. The increase in ship operating expenses in 2005 is a result of a full year of expenses in 2005, compared with nine months in 2004, plus the fact that four of our five Vessels were drydocked in 2005. In addition to direct drydocking costs of approximately $2.2 million, additional repairs and maintenance costs of $3.1 million were incurred during these drydocking.

In 2005, the decrease in administration costs relates to shareholder and public relations and legal fees which were high in 2004 due to the costs associated with the termination of the Charters and holding two shareholder meetings.

Interest income and expenses

(in thousands of $)                      2005           2004         Change
Interest income                           959            449         113.6%
Interest expense                      (5,310)        (7,877)        (32.6)%
--------------------------------------------------------------------------------
Net interest expense                  (4,351)        (7,428)        (41.4)%
--------------------------------------------------------------------------------

The significant increase in interest income during 2005 is a result of the increased use of short term deposits as a result of strong cash flows in late 2004 and early 2005.

Interest expense consists of interest paid in relation to the $140.0 million loan facility, swap interest expense and the amortization of deferred financing charges incurred in connection with the debt. The decrease in interest expense in 2005 is primarily due to the expiration of an interest rate swap in August 2004 which had effectively fixed interest at a rate of 6.74 percent per annum. Swap interest expense was $4.5 million in 2004. Following the expiration of this swap our debt is all floating rate at LIBOR plus a margin. The benefit of the expiration of the swap in 2004, as well as the renegotiation of the loan interest margin from the three month LIBOR rate +1.0 percent to +0.7 percent in March 2005 has been partially offset as LIBOR has gradually increased during 2005.

Liquidity and Capital Resources

The Company operates in a capital intensive industry and has historically financed its purchase of tankers through a combination of equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our Vessels in the market. Market rates for charters of our Vessels have historically been volatile. Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature. We expect continued volatility in market rates for our Vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Since March 2004, the Company's revenues have been more exposed to fluctuations in earnings in the spot market. These fluctuations may increase or decrease revenues compared to revenues under the Charters depending on prevailing spot market rates. During the period 2004 to quarter one 2007, the Company had two Vessels operating in the Spot market and two Vessels on medium term charters that include 50:50 profit sharing arrangements for earnings in excess of $30,000 per day calculated by reference to the BITR Index. In 2007, the Company reduced its exposure to the spot market with only one Vessel trading in the spot market and two Vessels on medium term charters that include a fifty percent share of trading profit in excess of $37,750. Prior to March 2004, the Company had fixed base rate charter hire for all of its Vessels. In each quarter where the spot market related rate was higher than the base rate, the spot market related rate was paid. The Company had a fixed management fee and its administrative expenses were comprised principally of directors' and officers' liability insurance.

The Company's operating expenses have increased following the expiration of the Charters in early 2004 as vessel operating expenses are now the responsibility of the Company. Administrative expenses have also increased in accordance with the terms of the Company's management agreement with the Manager, as amended; the Company became responsible for such costs from February 1, 2004.

At December 31, 2006 we estimated the cash breakeven average daily TCE rate of $18,540 for our VLCCs. This represents the daily rate our Vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan balloon repayments at maturity. Based on the current strength of the tanker market, the Company believes that working capital is sufficient for the Company's present requirements.

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

The Company's funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in United States dollars.

Long-term liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels, and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, bank loans and charterhire income. The Company expects that charterhire paid from time charters or voyage charter income in the spot market will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due under the Loan Agreement. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the Loan becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2006, 2005, and 2004, the Company had cash and cash equivalents of $8.5 million, $12.6 million and $31.7 million, respectively. As of December 31, 2006, 2005, and 2004, the Company had restricted cash of $10.0 million. The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with the $140.0 million loan facility with the Royal Bank of Scotland.

During the year ended December 31, 2006 we paid total cash dividends of $61.6 million. In the first quarter of 2007, we declared a cash dividend of $0.80 per share for a total cash payment of $13.7 million.

In March 2004, the Company refinanced its credit facility of $125.4 million with the Loan of $140.0 million, incurring expenses of $0.01 million on the debt extinguishment. The Company is obligated to repay the Loan in twenty-eight quarterly installments of $2.8 million and a final installment of $61.6 million on the last payment date. The Loan Agreement provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of LIBOR plus a margin. The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement. The original credit facility did not have principal installments and was due for repayment in its entirety in August 2004. At the time of entering into the credit facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004.

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

Off-balance sheet arrangements

None

Tabular disclosure of contractual obligations

At December 31 2006, the Company had the following contractual obligations:

                                                 Payment due by period
                                              Less than                     More than 5
                                      Total   one year   1-3 years   3-5 years    years

                                  ----------------------------------------------------
(In thousands of $)
Long-term debt obligations         109,200      11,200      22,400    75,600        -
                                  ----------------------------------------------------
Total contractual cash obligations 109,200      11,200      22,400    75,600         -
                                  ----------------------------------------------------

Safe Harbor

Matters discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements". We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name                  Age                 Position
----                  ---                 ---------

Ola Lorentzon         57   Director and Chairman
Tor Olav Troim        44   Director, Chief Executive Officer and Vice-Chairman
Douglas C. Wolcott    75   Director and Audit Committee member
David M. White        66   Director and Audit Committee Chairman
Timothy J. Counsell   48   Director
Kate Blankenship      42   Chief Financial Officer
Georgina Sousa        57   Company Secretary

Pursuant to the management agreement with the Company, the Manager provides management and advisory services to the Company. Set forth below are the names and positions of the directors, executive officers and officers of the Manager.

Name                  Age                 Position
----                  ---                 --------

Kate Blankenship      42   Director and Chairman
Inger M. Klemp        44   Director and Vice-Chairman
Graham Baker          47   Director
Bjorn Sjaastad        49   Chief Executive Officer of Frontline Management AS

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000. Mr. Lorentzon is also a director of Erik Thun AB and Crew Chart Ship Management AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Tor Olav Troim has been a director, Vice-Chairman and Chief Executive Officer of the Company since May 26, 2000. Mr. Tr0im graduated as M.Sc Naval Architect from the University of Trondheim, Norway in 1985. His careers include Portfolio Manager Equity in Storebrand ASA (1987- 1990), and Chief Executive Officer for the Norwegian Oil Company DNO AS (1992-1995). Since 1995 Mr. Tr0im has been a Director of SeaTankers Management in Cyprus. In this capacity he has acted as Chief Executive Officer for the public companies Frontline and Golar LNG Limited (NASDAQ). Mr. Tr0im was also the Chief Executive Officer of Seadrill Ltd. until the recent takeover and intergration of Smedvig ASA. Mr. Tr0im is currently Vice Chairman of these three companies and in addition is a director and Chairman of Ship Finance International Limited (NYSE) and a member of the Boards in the public companies Golden Ocean Group Limited (OSE), Aktiv Kapital ASA (OSE) and PanFish ASA (OSE).

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

Timothy J. Counsell has been a director of the Company since March 27, 1998. Mr. Counsell is a partner of the law firm of Appleby, Bermudian counsel to the Company and has been with that firm since 1990.

Kate Blankenship has been Chief Financial Officer of the Company since April 17, 2000 and served as Secretary of the Company from December 27, 2000 to March 15, 2007. Mrs. Blankenship has been a director and Chairman of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Georgina E. Sousa has served as Secretary of the Company since March 15, 2007 and has been employed by Frontline since February 2007. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

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

Graham Baker has been a director of the Manager since December 6, 2006. Mr Baker is Chief Accounting Officer of Frontline having joined the company in July 2006. Mr Baker has worked in various senior financial roles and most recently was the Head of Group Reporting at NTL Inc., a large NASDAQ quoted company and before that the European Chief Financial Officer of DVI Inc., a NYSE listed group. He is a member of the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers.

Bjorn Sjaastad has served as Chief Executive Officer of Frontline Management A.S. since October 2006. From 2004 to 2006 Mr. Sjaastad ran his own consultancy business. From 1990 to 2004, Mr. Sjaastad was the Chief Executive Officer of Odfjell ASA, a Norwegian based, stock listed, international chemical tanker operator. From 1981 to 1989 Mr. Sjaastad served as a lending officer of DNBNOR ASA (previously Bergen Bank AS), heading up the banks shipping and offshore department in Bergen. Mr. Sjaastad has, over the years, been a member of the boards of a range of companies and has also been the President of the Norwegian Shipowners Association.


B.  COMPENSATION

The Company incurred directors' fees of $255,000 in 2006. No separate compensation was paid to the Company's officers.

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

E.  SHARE OWNERSHIP

As of March 31, 2007, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

The Company is not aware of any person who owns more than five percent of the Company's outstanding common shares as of March 31, 2007.

B.  RELATED PARTY TRANSACTIONS

None

C.  INTERESTS OF EXPERTS AND COUNSEL

Not Applicable

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated by governmental authorities.

Dividend Policy

Our policy is to make quarterly distributions to shareholders based on the Company's earnings and cash flow. These distributions are expected to be a minimum of $1.00 per share per year. However, the amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors.

Should the Company enter into contracts for the construction of vessels, it will likely incur financing and other related expenses without realizing revenues while these are under construction. The Company may not be able to make distributions in quarters where earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances.

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

In 2006, 2005 and 2004, the Company paid the following distributions to shareholders.

Record Date                     Payment Date                   Amount per share
2006
February 23, 2006               March  9, 2006                        $0.80
May 29, 2006                    June 12, 2006                         $1.00
August 25, 2006                 September 8, 2006                     $0.80
November 27, 2006               December 7, 2006                      $1.00

2005
February 25, 2005               March 11, 2005                        $1.75
May 19, 2005                    June 1, 2005                          $1.50
August 26, 2005                 September 6, 2005                     $0.80
November 21, 2005               December 5, 2005                      $0.50

2004
January 27, 2004                February 10, 2004                     $0.80
May 24, 2004                    June 7, 2004                          $2.00
August 13, 2004                 August 27, 2004                       $0.75
November 15, 2004               November 29, 2004                     $1.00

B.  SIGNIFICANT CHANGES

Not applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ National Market, the annual high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Fiscal year ended December 31                High                 Low

2006                                       $30.78              $20.42
2005                                       $47.50              $23.76
2004                                       $39.25              $12.52
2003                                       $17.56               $8.45
2002                                       $18.85              $11.51

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Fiscal year ended December 31, 2006          High                 Low

First quarter                              $27.87              $24.03
Second quarter                             $28.23              $20.42
Third quarter                              $30.78              $24.53
Fourth quarter                             $28.57              $22.48

Fiscal year ended December 31, 2005          High                 Low

First quarter                              $41.74              $28.00
Second quarter                             $47.50              $35.98
Third quarter                              $43.37              $35.95
Fourth quarter                             $37.05              $23.76


The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Month                                        High                 Low

March 2007                                 $27.90              $23.08
February 2007                              $25.70              $23.61
January 2007                               $25.15              $23.27
December 2006                              $25.60              $22.48
November 2006                              $28.57              $25.44
October 2006                               $27.54              $24.62


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

At the 2005 Annual General Meeting of the Company the shareholders voted to amend the Company's bye-laws 83 and 85 by removing the restrictions that limited the Company's business activities. The changes to the bye-laws removed restrictions on the Company's activities such as rechartering the Vessels, refinancing or replacing the credit facility, acting in connection with the management agreement, offering Common Shares and listing them, enforcing its rights in connection with the Charters, the Credit Facility, the UK Finance Leases, the management agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and leasing, selling or otherwise disposing of the Vessels (or Vessel owning subsidiaries) on termination of the Charters or subsequent charters. The amended bye-laws of the Company as adopted on June 27, 2005, have been filed as Exhibit
4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with Securities and Exchange Commission on June 15, 2006, and are hereby incorporated by reference into this Annual Report.

C.  MATERIAL CONTRACTS

Not Applicable

D.  EXCHANGE CONTROLS

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of Ordinary Shares between persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under and the issuance of Ordinary Shares to persons regarded as resident outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations there under. Issues and transfers of Ordinary Shares involving any person regarded as resident in Bermuda for exchange control purposes require specific prior approval under the Exchange Control Act of 1972.

The owners of Ordinary Shares who are ordinarily resident outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of Ordinary Shares, other than in respect of local Bermuda currency.

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

There are no provisions of any reciprocal tax treaty between Bermuda and the United States which affect the Company.

United States Taxation

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report. Unless otherwise noted, references to the "Company" include the Company's Subsidiaries. This discussion assumes that we do not have an office or other fixed place of business in the United States.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50 percent derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100 percent derived from sources within the United States. The Company is not permitted to engage in transportation that gives rise to 100 percent United States source income.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100 percent derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to United States federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States taxation under Section 883 of the Code ("Section 883"), the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Final regulations interpreting Section 883 were promulgated by the United States Treasury Department in August 2003, which the Company refers to as the "final regulations." The final regulations became effective for calendar year taxpayers such as the Company and its subsidiaries beginning with the calendar year 2005.

Application of Code Section 883
Under the relevant provisions of Section 883, the Company will be exempt from United States taxation on its United States source shipping income if:

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

          o the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

          o more than 50 percent of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50 percent Ownership Test."

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia and the Cayman Islands, the countries of incorporation of certain of the Company's subsidiaries, as qualified foreign countries. Accordingly, the Company and each of its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements. For the 2006 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the Nasdaq National Market.

Taxation in Absence of Internal Revenue Code Section 883 Exemption
To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, the Company's United States source shipping income, would be subject to a 4 percent tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50 percent of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2 percent under the 4 percent gross basis tax regime.

Gain on Sale of Vessels
Regardless of whether the Company qualifies for exemption under Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Distributions and PFIC Status
It is expected that any cash distributions by the Company will exceed the Company's earnings and profits for United States tax purposes, with the result that for each full year that the Charters are in place a portion of such distributions may be treated as a return of the "basis" of a United States holder's Common Shares.

The Company was a passive foreign investment company ("PFIC") through its 2003 taxable year. Beginning with its 2004 taxable year, the Company ceased to be a PFIC as a result of the expiration of the Shell International charters on February 27, 2004. The Company was not a PFIC for United States federal income tax purposes in the 2006 taxable year and does not anticipate being a PFIC in future years, although there is no assurance that this will be the case.

Assuming that the Company is not a PFIC, dividends paid by the Company to a non-corporate United States shareholder will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2010) provided that the non-corporate United States shareholder satisfies certain holding period and other requirements. Legislation has been recently introduced in the U.S. House of Representatives which, if enacted, would preclude our dividends from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States shareholder.

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

The Company's borrowings under its loan facility at December 31, 2006 of $109.2 million (December 31, 2005: $120.4 million) bear interest at an annual rate of LIBOR plus a margin of 0.7 percent. A one percent change in interest rates would increase or decrease interest expense by $1.1 million per year as of December 31, 2006. The fair value of the loan facility at December 31, 2006 was equal to the carrying amount of the facility at the same date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable

                                     PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Neither we nor any of our subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default that was not cured within 30 days. In addition, the payment of our dividends is not, and has not been in arrears or has not been subject to a material delinquency that was not cured within 30 days.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

     o Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

     o Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

     o Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree or compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) published in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2006. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2006.

This annual report does not include an attestation report of the Company's current registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's current registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

c)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

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

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2006 and 2005 was Moore Stephens, P.C. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Moore Stephens, P.C.

(in $)                                        2006               2005
--------------------------------------------------------------------------------
Audit Fees (a)                             120,000             96,540
Audit-Related Fees (b)                           -                  -
Tax Fees (c)                                 2,900                  -
All Other Fees (d)                           3,000                  -
Total                                      125,900             96,540

(a)  Audit Fees

Audit fees represent professional services rendered for the audit of the Company's annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)  Audit Related Fees

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

The Company's Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2006 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable


ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited


Index to Consolidated Financial Statements of Knightsbridge Tankers
Limited                                                                      F-1

Report of Independent Registered Public Accounting Firm                      F-2

Consolidated Statements of Operations for the years ended December 31,
2006, 2005 and 2004                                                          F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2006, 2005 and 2004                                                          F-5

Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2006, 2005 and 2004                                 F-6


Notes to Consolidated Financial Statements                                   F-7


ITEM 19.  EXHIBITS

Number   Description of Exhibit
------   ---------------------------------------------------

1.1      Memorandum of Association of the Company. *

1.2      Amended Bye-Laws of the Company dated June 27, 2005. **

8.1      List of subsidiaries of the Company.

11.1     Code of Ethics.***

12.1     Certification of the Principal Executive Officer.

12.2     Certification of the Principal Financial Officer.

13.1 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Executive Officer.

13.2 Certifications under Section 906 of the Sarbanes-Oxley act of 2002 of the Principal Financial Officer.


* Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.
** Incorporated by reference to Exhibit No. 4.2 in the Company's Annual report on Form 20F for the fiscal year ended December 31, 2005.
*** Incorporated by reference to the same Exhibit No. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Kate Blankenship
---------------------


Kate Blankenship
Chief Financial Officer

Dated:  April 27, 2007

Index to Consolidated Financial Statements of Knightsbridge Tankers Limited

Index to the Consolidated Financial Statements of Knightsbridge
Tankers Limited                                                              F-1

Report of Independent Registered Public Accounting Firm                      F-2

Consolidated Statements of Operations for the years ended December 31,
2006, 2005 and 2004                                                          F-3

Consolidated Balance Sheets as of December 31, 2006 and 2005                 F-4

Consolidated Statements of Cash Flows for the years ended December 31,
2006, 2005 and 2004                                                          F-5

Consolidated Statements of Changes in Stockholders' Equity for the
years ended December 31, 2006, 2005 and 2004                                 F-6

Notes to Consolidated Financial Statements                                   F-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Board of Directors of
Knightsbridge Tankers Limited


We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company"), as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005, and the consolidated results of their operations, and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.


/s/ MOORE STEPHENS, P. C.
Certified Public Accountants.

New York, New York
April 3, 2007

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2006, 2005 and 2004
(in thousands of $, except per share data)

                                                  2006        2005        2004

Operating revenues
  Time charter revenues                          42,445      42,325      42,113
  Bareboat charter revenues                           -           -      29,770
  Voyage charter revenues                        63,283      57,854      63,812
--------------------------------------------------------------------------------
  Total operating revenues                      105,728     100,179     135,695
--------------------------------------------------------------------------------
Operating expenses
  Voyage expenses and commission                 20,015      16,459      14,240
  Ship operating expenses                        15,835      17,211       9,868
  Administrative expenses                         1,492         988       1,114
  Depreciation and amortization                  17,121      17,120      17,219
--------------------------------------------------------------------------------
  Total operating expenses                       54,463      51,778      42,441
--------------------------------------------------------------------------------
Net operating income                             51,265      48,401      93,254
--------------------------------------------------------------------------------
Other income (expenses)
  Interest income                                 1,383         959         449
  Interest expense                               (6,881)     (5,310)     (7,877)
  Other financial items, net                        (50)        (83)         13
--------------------------------------------------------------------------------
  Net other expenses                             (5,548)     (4,434)     (7,415)
  Net income                                     45,717      43,967      85,839
--------------------------------------------------------------------------------

Earnings per share: basic and diluted             $2.67       $2.57       $5.02
--------------------------------------------------------------------------------
The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2006 and 2005
(in thousands of $)

                                                             2006         2005
ASSETS
Current Assets
   Cash and cash equivalents                                 8,538      12,634
   Restricted cash                                          10,000      10,000
   Trade accounts receivable                                 8,535       7,633
   Other receivables                                           666       1,139
   Inventories                                               2,621       2,012
   Voyages in progress                                       2,273       3,667
   Prepaid expenses and accrued income                         628         645
--------------------------------------------------------------------------------
   Total current assets                                     33,261      37,730
--------------------------------------------------------------------------------
   Vessels, net                                            267,949     285,070
   Deferred charges                                            289         359
--------------------------------------------------------------------------------
   Total assets                                            301,499     323,159
--------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Credit facilities and current portion
     of long-term debt                                      11,211      11,200
   Trade accounts payable                                    8,094       1,974
   Accrued expenses                                          3,072       3,300
   Other current liabilities                                 1,932       2,452
--------------------------------------------------------------------------------
   Total current liabilities                                24,309      18,926
--------------------------------------------------------------------------------
Long-term liabilities
  Long-term debt                                            98,000     109,200
  Total liabilities                                        122,309     128,126
--------------------------------------------------------------------------------
Stockholders' equity
   Share capital                                               171         171
   Contributed capital surplus account                     179,019     194,862
   Retained earnings                                             -           -
--------------------------------------------------------------------------------
   Total stockholders' equity                              179,190     195,033
--------------------------------------------------------------------------------
   Total liabilities and stockholders' equity              301,499     323,159
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended
December 31, 2006, 2005 and 2004
(in thousands of $)


                                                2006        2005         2004

Net income                                      45,717      43,967      85,839
Adjustments to reconcile net income to net
cash provided by operating activities:
   Depreciation and amortization                17,121      17,120      17,219
   Amortization of deferred charges                 70          66         110
   Changes in operating assets and
     liabilities:
     Trade accounts receivable                   (902)       5,599       9,393
     Other receivables                             473        (531)       (608)
     Inventories                                  (609)       (381)     (1,631)
     Voyages in progress                         1,394       2,455      (6,122)
     Prepaid expenses and accrued
       income                                       17        (229)       (377)
     Trade accounts payable                      6,120       1,509         465
     Accrued expenses                             (228)        570         521
     Other current liabilities                    (520)        (17)      1,779
--------------------------------------------------------------------------------
   Net cash provided by operating
   activities                                   68,653      70,128     106,588
--------------------------------------------------------------------------------
Investing activities
   Placement of restricted cash                      -           -     (10,000)
   Compensation on vessel redelivery                 -           -         690
--------------------------------------------------------------------------------
   Net cash used in investing
     activities                                      -           -      (9,310)
--------------------------------------------------------------------------------
Financing activities
   Proceeds from long-term debt                     87           -     140,000
   Repayments of long-term debt and
     credit facilities                         (11,276)    (11,309)   (133,688)
   Debt fees paid                                    -         (33)       (444)
   Dividends paid and distributions
     to shareholders                           (61,560)    (77,805)    (77,805)
--------------------------------------------------------------------------------
   Net cash used in financing
     activities                                (72,749)    (89,147)    (71,937)
--------------------------------------------------------------------------------
Net (decrease) increase in cash and cash
   equivalents                                  (4,096)    (19,019)     25,341
Cash and cash equivalents at beginning of year  12,634      31,653       6,312
--------------------------------------------------------------------------------
Cash and cash equivalents at end of year         8,538      12,634      31,653
--------------------------------------------------------------------------------
Supplemental disclosure of cash flow information:
   Interest paid                                 6,791       5,235       9,631


The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2006, 2005 and 2004
(in thousands of $, except number of shares)

                                                  2006        2005         2004

NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year        17,100,000  17,100,000   17,100,000
--------------------------------------------------------------------------------
SHARE CAPITAL
Balance at beginning and end of year               171         171          171
--------------------------------------------------------------------------------
CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at beginning of year                   194,862     220,059      220,059
Distributions to shareholders                 (15,843)    (25,197)            -
--------------------------------------------------------------------------------
Balance at end of year                         179,019     194,862      220,059
--------------------------------------------------------------------------------
ACCUMULATED OTHER COMPREHENSIVE
INCOME (LOSS)
Balance at beginning of year                         -           -      (5,310)
De-designation of interest rate swap                 -           -        5,310
--------------------------------------------------------------------------------
Balance at end of year                               -           -            -
--------------------------------------------------------------------------------
RETAINED EARNINGS
Balance at beginning of year                         -       8,641          607
Net income                                      45,717      43,967       85,839
Dividends paid                                (45,717)    (52,608)     (77,805)
--------------------------------------------------------------------------------
Balance at end of year                               -           -        8,641
--------------------------------------------------------------------------------
Total Stockholders' Equity                     179,190     195,033      228,871
--------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated financial statements.

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

From February 1997 until March 2004, the Company chartered its Vessels to Shell International Petroleum Company Limited ("Shell") on long-term "hell and high water" bareboat charters (the "Charters"). The bareboat charters to Shell expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company. Following the redelivery, the Company entered into a five year time charter for one of its vessels and two of the Company's vessels were time chartered for a period of three years. The five year charter agreement provides revenue of approximately $31,000 per day for the duration of the charter, while the three year time charters provide a rate of $30,000 per day plus a 50:50 profit sharing arrangement for earnings in excess of $30,000 per day calculated by reference to the Baltic International Trading Route (BITR) Index. The Company's remaining two vessels trade on the spot market and were participating in a pooling arrangement with Frontline Ltd., a Bermuda registered, publicly traded oil tanker owning and operating company. This arrangement was terminated in 2007.

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

Reporting currency
The Company's functional currency is the United States dollar as all revenues are received in United States dollars and a majority of the Company's expenditures are made in United States dollars. The Company and its subsidiaries report in United States dollars.

Transactions in foreign currencies during the year are translated into United States dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency translation gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition
Revenues and expenses are recognised on the accrual basis. Revenues are generated from time charter and voyage charter hires. The operating results of voyages in progress are estimated and recorded pro-rata on a per day basis in the consolidated statements of operations. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and voyage charter revenues are recorded over the term of the charter as service is provided. Amounts receivable or payable arising from profit sharing arrangements are accrued based on the estimates of amounts earned as at the reporting date.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Pool revenues are included in voyage charter revenues. The formula used to allocate net pool revenues allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels' differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool's net pool revenues. In the year ended December 31, 2006 pool revenues included in voyage charter revenues were $63.1 million.

Leases
The current five year and three year time charters for three of the Company's vessels are classified as operating leases by the Company.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash consists of bank deposits maintained in accordance with contractual loan arrangements.

Inventories
Inventories, which comprise principally of fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Vessels and depreciation
Vessels are stated at cost less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

The Charters to Shell were deemed to be capital leases, and the Vessels were recorded as Vessels under Capital Lease. In connection with the termination of the Charters and the redelivery of the Vessels to the Company in 2004, the Vessels were reclassified from Vessels under Capital Lease to Vessels. Concurrently, the Company revised its estimate of the estimated residual value of the Vessels and changed it from zero to $6.4 million per vessel. The Company believes that this revised estimate is in line with current standard industry practise. A change in accounting estimate was recognised to reflect this decision, resulting in a decrease in depreciation expense and consequently increasing net income by $0.4 million and basic and diluted earnings per share by $0.02 for 2004 and all accounting period thereafter.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the loan. Amortization of loan costs is included in interest expense. If the loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Earnings per share
Earnings per share are based on the weighted average number of common shares outstanding for the period presented. For all periods presented, the Company had no potentially dilutive securities outstanding and therefore basic and diluted earnings per share are the same.

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

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method. The expense as incurred method is considered by management to be an appropriate method of recognizing drydocking costs as it eliminates the uncertainty associated with estimating the cost and timing of future drydockings.

Recently issued accounting standards

In March 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 156 Accounting for Servicing of Financial Assets - an amendment to FAS 140 ("FAS 156"). FAS 156 requires that all separately recognised servicing rights be initially measured at fair value if practicable. The statement also permits an entity to choose between two measurement methods for each class of separately recognised servicing assets and liabilities. FAS 156 is effective for fiscal years beginning after September 15, 2006. The Company does not expect the adoption of FAS 156 to have an impact on its financial statements.

In July 2006, the FASB issued Interpretation No. 48 Accounting for Uncertainty in Income Taxes - an interpretation of FAS 109 ("FIN 48"). FIN 48 clarifies the application of FAS 109 by defining the criterion that an individual tax position must meet for any part of the benefit of that position to be recognised in an entity's financial statements and also provides guidance on measurement, de-recognition, classification, interest and penalties and disclosure. FIN 48 is effective for fiscal years beginning after November 1, 2007. The Company does not expect the adoption of FIN 48 to have an impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 Fair Value Measurements ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet determined the effect of adoption of FAS 157 on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158 Employers' Accounting for Defined Benefit Pension and Other Post Retirement Plans - an amendment of FAS 87, 88, 106, and 132R ("FAS 158"). FAS 158 requires that the funded status of defined benefit post retirement plans be recognised in the statement of financial position and changes in the funded status be reflected in comprehensive income. FAS 158 also requires the benefit obligations to be measured as of the same date of the financial statements and requires additional disclosures related to the effects of delayed recognition of gains or losses, prior service costs or credits and transition assets or obligation on net periodic benefit cost. FAS 158 is effective as of the end of fiscal years ending after December 15, 2006 for employers with publicly traded securities. The Company does not expect the adoption of FAS 158 to have an impact on its financial statements.

In September 2006, the SEC issued SAB No. 108 Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretative guidance on how registrants should quantify financial statement misstatements. Under SAB 108 registrants are required to consider both a "rollover" method, which focuses primarily on the income statement impact of misstatements, and the "iron curtain" method, which focuses primarily on the balance sheet impact of misstatements. The effects of prior year uncorrected errors include the potential accumulation of improper amounts that may result in material misstatement on the balance sheet or the reversal of prior period errors in the current period that result in a material misstatement of the current period income statement amounts. Adjustments to current or prior period financial statements would be required in the event that after application of various approaches for assessing materiality of a misstatement in a current period financial statements and consideration of all relevant quantitative and qualitative factors, a misstatement is determined to be material. We adopted the provisions of SAB 108 as of December 31, 2006. The adoption of SAB 108 did not have a material effect on the Company's results of operations or financial position

3.   TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016.

4.   LEASES

The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2006 are as follows:

Year ending December 31,
(in thousands of $)
2007                                                                   18,275
2008                                                                   11,315
2009                                                                    2,201
2010 and later                                                              -
------------------------------------------------------------------------------
Total minimum lease revenues                                           31,791
------------------------------------------------------------------------------

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2006 were $264.4 million and $103.3 million respectively and at December 31, 2005 were $264.4 million and $93.0 million respectively.

5.   TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million for the year ended December 31, 2006 (December 31, 2005: $0.2 million).

6.   VESSELS

(in thousands of $)                                            2006      2005
Cost                                                        439,822   439,822
Accumulated depreciation                                  (171,873) (154,752)
------------------------------------------------------------------------------
Net book value at end of year                               267,949   285,070
------------------------------------------------------------------------------

Depreciation expense was $17.1 million, $17.1 million and $17.2 million for the years ended December 31, 2006, 2005 and 2004, respectively.

7.   DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)                                            2006      2005
Capitalized financing fees and expenses                         477       477
Accumulated amortization                                      (188)     (118)
------------------------------------------------------------------------------
Net book value at end of year                                   289       359
------------------------------------------------------------------------------

8.   DEBT

(in thousands of $)                                            2006       2005

US dollar denominated floating rate debt                    109,200    120,400
Credit facilities                                                11          -
------------------------------------------------------------------------------
Total debt                                                  109,211    120,400
Less: current portion of debt                              (11,211)   (11,200)
------------------------------------------------------------------------------
                                                             98,000    109,200
------------------------------------------------------------------------------

The average interest rate for the floating rate debt was 5.87% percent for the year ended December 31, 2006 and 4.12% percent for the year ended December 31, 2005.


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

The outstanding debt as of December 31, 2006 is repayable as follows:

Year ending December 31,
(in thousands of $)
2007                                                                     11,200
2008                                                                     11,200
2009                                                                     11,200
2010                                                                     11,200
2011                                                                     64,400
--------------------------------------------------------------------------------
Total debt                                                              109,200
--------------------------------------------------------------------------------


9.   SHARE CAPITAL

Authorized, issued and fully paid share capital:

                                                                   2006     2005
17,100,000 ordinary shares of $0.01 each                        171,000  171,000
--------------------------------------------------------------------------------


10.  FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2006, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2006 and 2005 are as follows:

                                        2006         2006      2005      2005
(in thousands of $)                     Fair     Carrying      Fair    Carrying
                                       Value        Value     Value     Value
Cash and cash equivalents              8,538        8,538     12,634     12,634
Restricted cash                       10,000       10,000     10,000     10,000
Floating rate debt and credit
 facilities                          109,211      109,211    120,400    120,400

The carrying value of cash and cash equivalents, and restricted cash, which are highly liquid, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken and The Royal Bank of Scotland plc. However, the Company believes this risk is remote as these banks are high credit quality financial institutions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

In 2006, four customers accounted for $71.1 million, or 67 percent of gross revenue, while in 2005 two customers accounted for $42.6 million or 42 per cent of gross revenue. In 2004 two customers accounted for $62.4 million or 46% of gross revenues.

11.  MANAGEMENT OF COMPANY

On February 12, 1997, the Company entered into a management agreement with the Manager under which the Manager provided certain administrative, management and advisory services to the Company for an amount of $750,000 per year. Effective February 2004, the Company entered into an amendment to the agreement with the Manager. The management fee has been amended to $630,000 per year, in addition to a commission of 1.25 per cent on gross freight revenues. Pursuant to the terms of the amendment, the Company is now responsible for paying its own administrative expenses. In February 2006 the management fee was increased to $1,150,000 per annum.

12.  SUPPLEMENTAL INFORMATION

Non-cash investing and financing activities included the following:

(in thousands of $)                                   2006     2005         2004
Termination of vessels under capital leases:
Termination of vessels under capital leases, net         -        -    (316,363)

Acquisition of vessels:
Additions to vessels, net                                -        -      316,363

13.  SUBSEQUENT EVENTS

In March 2007 the pooling arrangement with Frontline involving the Vessels Mayfair and Chelsea was terminated. During March 2007, the Company entered into a time charter agreement for the Mayfair with a third party for a period of three years at a rate of $45,000 per day, commencing in March 2007.



SK 01655 0002 768827