Form 20-F
KNIGHTSBRIDGE TANKERS LTD
filed 2008-04-24
CIK 1029145

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)
[   ]                    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
                OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]                                ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	December 31, 2007

OR

[   ]                            TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[   ]                    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
    THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from
Commission file number	0-22704

KNIGHTSBRIDGE TANKERS LIMITED
(Exact name of Registrant as specified in its charter)

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of Registrant’s name into English)
Bermuda
(Jurisdiction of incorporation or organization)
Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)
Georgina Sousa, (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person )

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Name of each exchange
Common Shares, $0.01 Par Value	NASDAQ National Market

Securities registered or to be registered pursuant to section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares, $0.01 Par Value
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

17,100,000 Common Shares, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
[ ] Yes [ X] No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
[ ] Yes [ X] No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[ X] Yes [ ] No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [    ]                         Accelerated filer  [  X  ]                            Non-accelerated filer [   ]

Indicate by check mark which financial statement the registrant has elected to follow:
[ ] Item 17 [ X ] Item 18
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☒ International Financial Reporting Standards ☐ Other ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[ ] Yes [ X ] No

(i)

(ii)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge Tankers Limited, or the Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation.  This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, including changes in demand resulting from changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents,  political events or acts by terrorists and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

(iii)

PART I

ITEM 1.                      IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable

ITEM 2.                      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable

ITEM 3.                      KEY INFORMATION

Throughout this report, the “Company,” “Knightsbridge,” “we,” “us” and “our” all refer to Knightsbridge Tankers Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to “USD,”“US$” and “$” in this report are to, and amounts are presented in, U.S. dollars.

A. SELECTED FINANCIAL DATA

The selected consolidated income statement data of Knightsbridge Tankers Limited and its subsidiaries, with respect to the fiscal years ended December 31, 2007, 2006 and 2005, and the selected consolidated balance sheet data of the Company with respect to December 31, 2007 and 2006 have been derived from the Company's Consolidated Financial Statements included herein and should be read in conjunction with such statements and the notes thereto.  The selected consolidated income statement data with respect to the fiscal years ended December 31, 2004 and 2003 and the selected consolidated balance sheet data with respect December 31, 2005, 2004 and 2003 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5 “Operating and Financial Review and Prospects” and the Company's Consolidated Financial Statements and Notes thereto included herein.

	Fiscal year ended December 31,
	2007	2006	2005	2004	2003
(in thousands of $, except shares, per share data and ratios)
Income Statement Data:
Total operating revenues	88,160	105,728	100,179	135,695	75,246
Total operating expenses	46,913	54,463	51,778	42,441	18,457
Net operating income	90,366	51,265	48,401	93,254	56,789
Net income	84,836	45,717	43,967	85,839	47,461
Earnings per common share
- basic and diluted	4.96	2.67	2.57	5.02	2.78
Cash dividend declared per share	2.50	3.60	4.55	4.55	2.74

Balance Sheet Data (at end of year):
Cash and cash equivalents	82,143	8,538	12,634	31,653	6,312
Restricted cash	10,000	10,000	10,000	10,000	-
Newbuildings	33,459	-	-	-	-
Vessels, net	201,072	267,949	285,070	301,500	-
Vessels under capital lease, net	-	-	-	-	319,408
Total assets	342,166	301,499	323,159	365,554	348,443
Credit facilities and current portion of long-term debt	8,960	11,211	11,200	11,309	8,400
Long-term debt	103,040	98,000	109,200	120,400	116,997
Share capital	171	171	171	171	171
Stockholders’ equity	221,276	179,190	195,033	228,871	215,527
Common shares outstanding	17,100,000	17,100,000	17,100,000	17,100,000	17,100,000

Other Financial Data:
Equity to assets ratio (percentage) (1)	64.7%	59.4%	60.4%	62.6%	61.9%
Debt to equity ratio (2)	0.5	0.6	0.6	0.6	0.6
Price earnings ratio (3)	4.9	8.9	9.4	6.7	4.5
Time charter equivalent revenue (4)	75,288	85,713	83,720	121,455	75,246

1.	Equity to assets ratio is calculated as total stockholders’ equity divided by total assets.
2.	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders’ equity.
3.	Price earnings ratio is calculated using the year end share price divided by basic earnings per share.
4.	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2007	2006	2005	2004	2003
(in thousands of $)
Total operating revenues	88,160	105,728	100,179	135,695	75,246
Less: Voyage expense	(12,872)	(20,015)	(16,459)	(14,240)	-
Time charter equivalent revenue	75,288	85,713	83,720	121,455	75,246

In 2003, no voyage expenses were incurred due to the bareboat charters with Shell International. The charters ended during 2003.

Our vessels may operate under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter the charterer pays substantially all of the vessel voyage and operating costs which are primarily crewing and insurance costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. Accordingly, charter income from a voyage charter would be greater than that from an equally profitable time charter to take account of the owner’s payment of vessel voyage costs, and charter income from a bareboat charter would be lower than that from an equally profitable time charter, to take account of the charterer’s payment of vessel operating costs. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the tanker shipping industry for comparing financial performance between companies and to industry averages. In order to calculate the daily TCE figures disclosed in Item 5, TCEs for bareboat charters include an allowance for estimated operating costs that would be paid by us under an equivalently profitable time charter. Other companies may calculate TCE using a different method.

B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products and expect, with the acquisition of two Capesize bulk carriers in 2009, to operate in the dry bulk market. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of and demand for tanker capacity. If the tanker market is depressed in the future, our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot, time and bareboat charters and the charter rates payable under any renewal or replacement  charters will depend upon, among other things, economic conditions in the tanker market.  Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.  The factors that influence demand for tanker capacity include:

●	demand for oil and products;
●	global and regional economic and political conditions;
●	changes in oil production and refining capacity;
●	environmental and other regulatory developments;
●	the distance oil and oil products are to be moved by sea; and
●	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;
●	the scrapping rate of older vessels;
●	port or canal congestion;
●	vessel casualties;
●	price of steel;
●	potential conversion of vessels to alternative use;
●	the number of vessels that are out of service; and
●	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

The international tanker industry has experienced historically high charter rates and vessel values in the recent past and there can be no assurance that these historically high charter rates and vessel values will be sustained

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon continued economic growth in the world’s economy as well as seasonal and regional changes in demand and changes in the capacity of the world’s fleet. We believe that these charter rates are the result of continued economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividend.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our very large crude carrier, or VLCC, oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources.  A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for Arabian Gulf crude oil.  One such factor is the price of worldwide crude oil.  The world's oil markets have experienced high levels of volatility in the last 25 years.  If oil prices were to rise dramatically, the economies of the world's industrial countries may experience a significant downturn.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance.  Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;
•	increased refining capacity in the Arabian Gulf area;
•	increased use of existing and future crude oil pipelines in the Arabian Gulf area;
•	a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;
•	armed conflict in the Arabian Gulf and West Africa and and political or other factors; and
•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An increase in the supply of vessel capacity without an increase in demand for vessel capacity would likely cause charter rates and vessel values to decline, which could have a material adverse effect on our results of operations and financial condition

The supply of vessels generally increases with deliveries of new vessels and decreases with the scrapping of older vessels, conversion of vessels to other uses, such as floating production and storage facilities, and loss of tonnage as a result of casualties. Currently there is significant newbuilding activity with respect to virtually all sizes and classes of vessels. If the amount of tonnage delivered exceeds the number of vessels being scrapped, vessel capacity will increase. If the supply of vessel capacity increases and the demand for vessel capacity does not, the charter rates paid for our vessels as well as the value of our vessels could materially decline. Such a decline in charter rates and vessel values would likely have an adverse effect on our revenues and profitability.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks.  These risks include the possibility of:
•	a marine disaster;
•	piracy;
•	environmental accidents;
•	cargo and property losses or damage; and
•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues.  The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

Safety, environmental and other governmental and other requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management.  These regulations include the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, or CLC; International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966, and the U.S. Marine Transportation Security Act of 2002.  In addition, vessel classification societies also impose significant safety and other requirements on our vessels.  In complying with current and future environmental requirements, vessel owners and operators may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage.  Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether.

Many of these requirements are designed to reduce the risk of oil spills and other pollution, and our compliance with these requirements can be costly.  These requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo-capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports.

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

For example, OPA affects all vessel owners shipping oil to, from or within the United States.  OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters.  Similarly, CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters.  OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries.  Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

Maritime claimants could arrest our tankers, which could have a material adverse effect on our results of operations and financial condition

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay a significant amount of money to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner.  Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another of our ships.

Governments could requisition our vessels during a period of war or emergency, which could have a material adverse effect on our results of operations and financial condition

A government could requisition for title or seize our vessels.  Requisition for title occurs when a government takes control of a vessel and becomes her owner.  Also, a government could requisition our vessels for hire.  Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. This amount could be materially less than the charterhire that would have been payable otherwise.  In addition, we would bear all risk of loss or damage to a vessel under requisition for hire.  Government requisition of one or more of our vessels would negatively impact our revenues.

Risks Related to Our Business

Our revenues experience seasonal variations that may affect our income

We operate our tankers in markets that have historically exhibited seasonal variations in demand and, therefore, charter rates.  Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather.  In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling.  The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year.  Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.  The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels.  The change in demand for vessels may affect the charter rates that we receive.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels which may adversely affect our earnings

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

●	general economic and market conditions affecting the shipping industry;
●	competition from other shipping companies;
●	types and sizes of vessels;
●	other modes of transportation;
●	cost of newbuildings;
●	shipyard capacity;
●	governmental or other regulations;
●	age of vessels;
●	prevailing level of charter rates; and
●	technological advances.

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel’s carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings.  In addition, if we determine at any time that a 'vessel’s future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders’ equity. It is possible that the market value of our vessels will decline in the future.

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

We will derive a significant portion of our revenues from two charters with Frontline Ltd, or Frontline, a Bermuda corporation.  If we were to lose one or both of our charters with Frontline, or any of our other customers, we may be unable to find a suitable replacement charter for the related vessel on terms as favorable to us as under our current charters. The loss of any of our customers could have a material adverse effect on our revenues and results of operations.

Our revenues may be adversely affected if we do not successfully employ our tankers

Currently, all four of our tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between 2009 and 2012. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. We also cannot assure you that we will be able to successfully employ our tankers in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our tankers could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Delays or defaults by the shipyard in the construction of our new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of two Capesize bulk carriers with Daehan Shipbuilding Co. Ltd in the Republic of Korea.  We have also entered into related long-term time charters for employment of these vessels upon their expected delivery in 2009. The newbuilding projects are subject to the risk of delay or defaults by the shipyard caused by, among other things, the financial condition of the shipyard, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyard is unable or unwilling to deliver the vessels, we may not have substantial remedies. In addition, if the delivery of any of the newbuildings is cancelled or significantly delayed, we might be unable to perform under the related long-term time charters, which may be cancelled. Failure to construct or deliver the ships by the shipyard or any significant delays could increase our expenses and result in cancellation of the related long-term time charters diminishing our net income and cash flows.

We have no history of operating dry bulk carriers and we may not be able to enter, or effectively manage our entry into dry bulk market, which could negatively impact our results of operations, financial condition and our ability to pay dividend

We have entered into newbuilding contracts for the construction of two Capesize bulk carriers and expect to take delivery of these in 2009.  Acquisition and management of these vessels will impose significant responsibilities on our management and staff.  We do not have any experience transporting dry bulk products nor do we have any history of operating or competing in that business.  As we have no history of operating dry bulk carriers, it is difficult to predict our needs when entering into the dry bulk market.  We will also have to market our services to a new customer base so that we can provide continued deployment of our vessels.  We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations, financial condition and our ability to pay dividends.

As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer

As we expand our fleet, we will need to recruit suitable crew, shoreside, administrative and management personnel.  We may not be able to continue to hire suitable employees as we expand our fleet of vessels.  If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We may not be able to renew time charters when they expire or enter into new time charters for newbuildings

Currently, all of our vessels are employed on time charters. We have also entered into long-term charters for the employment of our two Capesize bulk carriers upon their expected delivery in 2009. There can be no assurance that any of our existing time charters will be renewed or that we will be successful in entering into new time charters on the newbuildings that will be delivered to the Company or if renewed or entered into, that they will be at favorable rates. If, upon expiration of the existing time charters or delivery of newbuildings, we are unable to obtain time charters or voyage charters at desirable rates, the Company’s profitability may be adversely affected.

Rising fuel prices may adversely affect our profits

Fuel is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are not under time charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. As a result, an increase in the price of fuel may adversely affect our profitability.

Our vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that our insurance does not cover. The inactivity of these vessels while they are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or we may be forced to move to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while our vessels are forced to wait for space or to relocate to drydocking facilities that are farther away from the routes on which our vessels trade would decrease our earnings.

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on the Company's earnings and cash flow. The amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. Our loan agreement prohibits the declaration and payment of dividends if we are in default under such loan agreement.  In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board.  We cannot assure you that we will pay dividends.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have an adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Our debt service obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

We may not be able to finance our newbuilding program

As of December 31, 2007 we had outstanding commitments of approximately $129.6 million with respect to our contracted newbuildings. We intend to fund this from existing cash resources and new bank financing, which may contain terms and covenants that restrict our financial and operating flexibility. Our liquidity position will be adversely impacted if we are unable to attract bank financing for our newbuilding program.

We may not have adequate insurance to compensate us if our vessels are damaged or lost

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against.  These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance.  We can give no assurance that we are adequately insured against all risks.  We may not be able to obtain adequate insurance coverage at reasonable rates for our fleet in the future.  Additionally, our insurers may not pay particular claims.  Our insurance policies contain deductibles for which we will be responsible, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs or lower our revenue.

Our operations outside the United States expose us to global risks that may interfere with the operation of our vessels

We are an international company and primarily conduct our operations outside the United States. Changing economic, regulatory, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect us. Hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations and performance.  The terrorist attacks against targets in the United States on September 11, 2001 and the military response by the United States has increased the likelihood of acts of terrorism worldwide.  Acts of terrorism, regional hostilities or other political instability, as shown by the attack on the Limburg in Yemen in October 2002, attacks on oil pipelines during and subsequent to the Iraq war in 2003 and attacks on expatriate workers in the Middle East could adversely affect the oil trade and reduce our revenue or increase our expenses.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a U.S. corporation may have

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company’s shareholder.  Our shareholders may not have a direct course of action against our directors.  In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law.  Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

Because our offices and most of our assets are outside the United States, you may not be able to bring suit against us, or enforce a judgment obtained against us in the United States

Our executive offices, administrative activities and assets are located outside the United States. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the federal securities laws of the United States.

We may have to pay tax on United States source income, which would reduce our earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the code for any taxable year, we or our subsidiaries could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States.  The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries’, and consequently our, net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted an income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law.

If our Liberian subsidiaries were subject to Liberian income tax under the New Act, our Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced by the amount of the applicable tax. In addition, we, as a shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

Investor confidence and the market price of our common stock may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management’s report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. If we fail to achieve and maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock. We believe that future ongoing costs of complying with these requirements may be substantial.

ITEM 4. INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. References herein to the Company include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the “Original Subsidiaries”), five very large crude oil carriers (the “Vessels”). The Company used the net proceeds of its initial public offering and bank debt to fund the purchase by the Original Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its Vessels to Shell International on long-term bareboat charters (the “Charters”). The term of each of these Charters was a minimum of seven years, with options for Shell International to extend the period for each Vessel's Charter. Shell International did not extend the bareboat charters for any of the Vessels.  Consequently, the Charters expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company.

Following the redelivery, the Company entered into a five year time charter, due to expire in 2009, for one of its vessels while two of the Company's vessels were time chartered for a period of three years, which expired in May 2007. The Company entered into four and five year time charter agreements with Frontline, a Bermuda based publicly listed tanker owner and operator, to replace the charters which expired in May 2007. The Company's remaining two vessels had been trading on the spot market and from April 2005, participated in a pooling arrangement with Frontline. During March 2007, the pooling arrangement with Frontline was terminated, and the Company commenced a three year time charter for one of the vessels leaving one vessel trading in the spot market. The Vessel trading in the spot market was sold in December 2007. We currently own and operate four Vessels, all of which are employed on time charters.

In May 2007, the Company agreed to purchase two newbuilding contracts each for the construction of a Capesize bulk carrier with a cargo-carrying capacity of approximately 170,000 dwt. The ships are being built by Daehan Shipbuilding Co Ltd in the Republic of Korea and are due for delivery in 2009. The Company has secured employment for both of the newbuildings under five year time charters commencing upon their respective deliveries.

B.  BUSINESS OVERVIEW

We are an international tanker company and our primary business activity is currently the international seaborne transportation of crude oil. Our current fleet consists of four double-hull VLCCs, one of which was built in 1996 and three of which were built in 1995. Each of the Vessels is owned by a subsidiary and has been named and flagged in the Marshall Islands and is currently deployed on time charters operating worldwide.  In addition to the VLCCs, the Company has contracted to acquire two Capesize bulk carriers currently under construction. The Company expects to take delivery of these vessels in 2009 and employ them under five-year time charters. The following chart provides information on the deployment of our Vessels and the newbuildings as of December 31, 2007:

Vessel Name	Type	Employment	Expiration Date
Camden	VLCC	Time charter	March, 2009
Mayfair	VLCC	Time charter	March, 2010
Hampstead	VLCC	Time charter	May, 2012
Kensington	VLCC	Time charter	May, 2011
Belgravia (1)	Capesize	Time charter	5 years (2)
Battersea (1)	Capesize	Time charter	5 years (2)

(1)  Vessel under construction for delivery in 2009
(2)  Commencing upon the vessel’s delivery.

Strategy

Our strategy is to maintain our position as an operator and charterer of VLCC oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions. We also intend to limit our exposure to the tanker market by expanding our activities in shipping transportation to sectors other than oil transportation. The Company has contracted to acquire two Capesize bulk carriers, currently under construction, and upon their delivery in 2009, they will operate in the dry bulk market. The Company believes that the dry bulk market has good underlying dynamics with a strong growth in the main commodity trades (coal and iron ore) and approximately 40% of the dry bulk fleet greater than 20,000 dwt is older than 20 years. We believe that expanding into the dry bulk market will be incremental to the Company’s long-term earning per share and dividend capacity.

Our goal is to generate competitive returns for our shareholders with quarterly dividend payments. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Management Structure

The Company has four tanker vessels of which two are currently on time charters which expire in 2009 and 2010. The remaining two tanker vessels have been chartered to a subsidiary of Frontline on four and five year time charter agreements. The terms of these charters were negotiated on an arm's length basis in 2006 and reflect the prevailing market terms at the time. Two of the Company's subsidiaries have ordered capesize bulk vessels at Daehan Shipbuilding Co. Ltd. in Korea. The construction process is expected to commence in August 2008. The vessels are expected to be delivered in 2009. To the extent these vessels are not delivered within the deadline set by the charter, the charterer will have the right to cancel the charter. The Company's board of directors (the “Board”) decided, at the incorporation of the Company, to contract the day-to-day management services of the Company and its subsidiaries, rather than to establish a proprietary management organization. This policy was based on the availability of such services in the market on terms which are more cost efficient to the Company than the alternative. The Board has not seen any reason to change this policy since it was formulated. All of the management services contracted in by the Company and its subsidiaries are subject to the Board's or, as the case may be, the board of the relevant subsidiary's, sole right to determine the overall objectives and policies of the Company and its subsidiaries. Further, all matters of material importance to or of an extraordinary nature in respect of the business of the Company and its subsidiaries shall be decided by the Board.

General Management Agreement

The Company and its subsidiaries are provided with general administrative services by ICB Shipping (Bermuda) Limited (the “Manager) on the terms set forth in a management agreement dated February 12, 1997, as subsequently amended by an amendment no. 1 thereto dated March 1,  2004 (the “Management Agreement”). The Manager is a wholly owned subsidiary of Frontline. The Manager subcontracts all the services delivered to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. The fee payable to the Manager pursuant to the terms of the Management Agreement was $1.15 million in 2007. The Company and its subsidiaries are responsible for paying all administrative expenses incurred from third parties such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Board regularly benchmark the fee due to the Manager and believes that the fee level (and other terms of the Management Agreement) are substantially similar to those that can be obtained in the market. The Company may terminate the Management Agreement at any time upon 30 days notice to the Manager provided such termination has been approved by the affirmative vote of shareholders holding at least 66 2/3 per cent of the Company's outstanding common shares in a shareholders meeting. The Company may, furthermore, terminate the Management Agreement subject to five business days prior written notice to the Manager in the event:

●	of a material breach of the terms thereof by the Manager occurs and remains unremedied for 30 days;

●	any material consent, authorization, license, approval or similar requirement for the Manager's activities as such is modified, terminated, revoked or expires;

●	the Manager becomes subject to an insolvency event;

●	it becomes unlawful for the Manager to perform the services to be provided there under; or

●	the Manager ceases to be a wholly owned subsidiary of Frontline.

The Manager may terminate the Management Agreement upon 10 business days notice in the event the Company undergoes “a change of control” (which shall mean the election of a director to the Board who is not recommended by the then current Board). The Management Agreement terminates automatically in 2012 unless earlier terminated as per the above. The Board believes that, in the case of any termination of the Management Agreement, the Company and its subsidiaries can obtain an appropriate alternative arrangement for its management requirements although there can be no assurance that such alternative arrangement would not cause the Company to incur additional expenses.

The Company has agreed with the Manager and Frontline Management (Bermuda) Ltd that, during 2008, the Management Agreement shall be novated and restated directly between the Company and its subsidiaries as service recipients and Frontline Management (Bermuda) Ltd as service provider.

Technical Management of vessel

Technical Management is provided by ship mangers subcontracted by the Manager to oversee the technical elements of running the vessels.

Building Supervision – Newbuildings

The Company's subsidiaries, KTL Belgravia I Inc. and KTL Belgravia II Inc., have entered into building supervision agreements with Frontline Management (Bermuda) Ltd (the “Building Supervisor”) setting forth the terms upon which the Building Supervisor shall supervise the construction of their respective newbuildings at Daehan Shipbuilding Co. Ltd. on their behalf.  The fee payable to the Building Supervisor has been agreed at $40,110 per month, commencing in the month in which the construction process commences. Each party to these agreements can terminate the same subject to one month's written notice to the other party.

Commercial Management of Newbuildings

KTL Belgravia I Inc. and KTL Belgravia II Inc. and Golden Ocean Management AS (the “Commercial Manager”) have negotiated the terms of a commercial management agreement in respect of the Company’s dry bulk newbuildings. These services shall commence on delivery of the newbuildings and shall, subject to the overall authority of the boards of the two subsidiaries, include the authority to charter out the newbuildings. The remuneration of the Commercial Manager shall be 1.25 % of all gross freights earned by the vessels. The agreement can be terminated by either party thereto subject to one month's written notice. The Commercial Manager is a wholly owned subsidiary of Golden Ocean Group Limited., a Bermuda company listed on the Oslo Stock Exchange.

Seasonality

Historically, oil trade and therefore charter rates, increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. In addition, unpredictable weather patterns in the winter months tend to disrupt vessel scheduling. The tanker industry in general is less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles. The oil price volatility resulting from these factors has historically led to increased oil trading activities and demand for vessels. The change in demand for vessels may effect charter rates that we receive.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned by the Company, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers.  We are subject to various international conventions, laws and regulations in force in the countries in which our vessels may operate or are registered.

Our tankers are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations, each of which may have unique requirements.  These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state and charterers, particularly terminal operators and oil companies.  Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers.  Our failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

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

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. These regulations, which have been implemented in many jurisdictions in which our vessels operate, provide, in part, that:

●	25-year old tankers must be of double hull construction or of a mid-deck design with double-sided construction, unless:

(1)	they have wing tanks or double-bottom spaces not used for the carriage of oil which cover at least 30% of the length of the cargo tank section of the hull or bottom; or

(2)
they are capable of hydrostatically balanced loading (loading less cargo into a tanker so that in the event of a breach of the hull, water flows into the tanker, displacing oil upwards instead of into the sea);

●	30-year old tankers must be of double hull construction or mid-deck design with double-sided construction; and

●	all tankers will be subject to enhanced inspections.

Also, under IMO regulations, a tanker must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

●	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

●	commences a major conversion or has its keel laid on or after January 6, 1994; or

●	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

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

Under regulation 13G, the flag state may allow for some newer single hull ships registered in its country that conform to certain technical specifications to continue operating until the 25th anniversary of their delivery. Any port state, however, may deny entry of those single hull tankers that are allowed to operate until their 25th anniversary to ports or offshore terminals. These regulations have been adopted by over 150 nations, including many of the jurisdictions in which our tankers operate.

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
Category 1 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do not comply with the requirements for protectively located segregated ballast tanks
April 5, 2005 for ships delivered on April 5, 1982 or earlier; or 2005 for ships delivered after April 5, 1982
Category 2 - oil tankers of 20,000 dwt and above carrying crude oil, fuel oil, heavy diesel oil or lubricating oil as cargo, and of 30,000 dwt and above carrying other oils, which do comply with the protectively located segregated ballast tank requirements

and

Category 3 - oil tankers of 5,000 dwt and above but less than the tonnage specified for Category 1 and 2 tankers.

April 5, 2005 for ships delivered on April 5, 1977 or earlier
2005 for ships delivered after April 5, 1977 but before January 1, 1978
2006 for ships delivered in 1978 and 1979
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery.  Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The MEPC in October 2004, adopted a unified interpretation to regulation 13G that clarified the date of delivery for  tankers that have been converted.  Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

●	the oil tanker conversion was completed before July 6, 1996;

●
the conversion included the replacement of the entire cargo section and fore-body and the tanker complies with all the relevant provisions of MARPOL Convention applicable at the date of completion of the major conversion; and

●
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

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15ºC higher than 900 kg/m3;

●	fuel oils having either a density at 15ºC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15ºC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.  The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

The flag state may also exempt an oil tanker of 600 dwt and above carrying HGO as cargo if the ship is either engaged in voyages exclusively within an area under its jurisdiction, or is engaged in voyages exclusively within an area under the jurisdiction of another party, provided the party within whose jurisdiction the ship will be operating agrees.  The same applies to vessels operating as floating storage units of HGO.

Any port state, however, can deny entry of single hull tankers carrying HGO which have been allowed to continue operation under the exemptions mentioned above, into the ports or offshore terminals under its jurisdiction, or deny ship-to-ship transfer of HGO in areas under its jurisdiction except when this is necessary for the purpose of securing the safety of a ship or saving life at sea.

Revised Annex I to the MARPOL Convention entered into force in January 2007.  Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex).  Revised Annex I also impose construction requirements for oil tankers delivered on or after January 1, 2010.  A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 m3 and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or in the absence of a contract, which keel is laid on or after February 1, 2008.

Air Emissions

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

In February 2007, the United States proposed a series of amendments to Annex VI regarding particulate matter, NOx and SOx emission standards.  The proposed emission program would reduce air pollution from ships by establishing a new tier of performance-based standards for diesel engines on all vessels and stringent emission requirements for ships that operate in coastal areas with air-quality problems. If these amendments are implemented, we may incur costs to comply with the proposed standards.

Recent scientific studies have suggested that emissions of certain gases, commonly referred to as “greenhouse gases,” may be contributing to warming of the Earth’s atmosphere.  According to the IMO’s study of greenhouse gases emissions from the global shipping fleet, greenhouse emissions from ships are predicted to rise by 38% to 72% due to increased bunker consumption by 2020 if corrective measures are not implemented.  Any passage of climate control legislation or other regulatory initiatives by the IMO or individual countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures we cannot predict with certainty at this time.

Safety Requirements

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

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention,  or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that the appointed ship managers have developed.

The ISM Code requires that vessel ship manager or operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. The appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO.

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

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. Additional or new conventions, laws and regulations may be adopted which could limit our ability to do business and which could have a material adverse effect on our business and results of operations.

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping.

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations and participation at IMO meetings. Our vessels are flagged in the Marshall Islands. Marshall Islands-flagged vessels generally receive a good assessment in the shipping industry.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses.  The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR.  The exchange rate between SDRs and U.S. dollars was 0.613863 SDR per U.S. dollar on March 20, 2008. As the convention calculates liability in terms of a basket of currencies, these figures are based on currency exchange rates on March 13, 2007. The right to limit liability is forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

●	natural resource damages and related assessment costs;

●	real and personal property damages;

●	net loss of taxes, royalties, rents, profits or earnings capacity;

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

●	loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties to the greater of $1,900 per gross ton or $16.0 million per double hull tanker that is over 3,000 gross tons.  The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

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

Under OPA, with certain limited exceptions, all newly-built or converted vessels operating in U.S. waters must be built with double hulls, and existing vessels that do not comply with the double hull requirement will be prohibited from trading in U.S. waters over a 20-year period (1995-2015) based on size, age and place of discharge, unless retrofitted with double hulls. Notwithstanding the prohibition to trade schedule, the act currently permits existing single hull and double-sided tankers to operate until the year 2015 if their operations within U.S. waters are limited to discharging at the Louisiana Offshore Oil Port or off-loading by lightering within authorized lightering zones more than 60 miles off-shore. Lightering is the process by which vessels at sea off-load their cargo to smaller vessels for ultimate delivery to the discharge port.

All of our vessels are of double hull construction.

Owners or operators of tankers operating in the waters of the United States must file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

●	address a worst case scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a worst case discharge;

●	describe crew training and drills; and

●	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States. In addition, the U.S. Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

In addition, the Clean Water Act prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for unauthorized discharges.  The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA, discussed above.  The Environmental Protection Agency, or EPA, has exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. ports from

Clean Water Act permitting requirements.  However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water.  On September 18, 2006, the court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.  EPA filed a notice of appeal of this decision and, if EPA’s appeals are unsuccessful and the exemption is repealed, we may be subject to Clean Water Act permit requirements that could include ballast water treatment obligations that could increase the cost of operating in the United States.  For example, this could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering waters.

On June 21, 2007, the EPA provided notice of its intention to develop a permit program for discharge of ballast water incidental to the normal operations of vessels and solicited comments.

In addition, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires EPA, to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas.  Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements.  The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these requirements. Although a risk exists that new regulations could require significant capital expenditures and otherwise increase our costs, based on the regulations that have been proposed to date, we believe that no material capital expenditures beyond those currently contemplated and no material increase in costs are likely to be required.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports.  The United States Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters.  These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the United States Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the United States Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The United States Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

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

Other Regulations

European Union

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

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships.  The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation.  Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alerts the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel’s hull;

●
a continuous synopsis record kept onboard showing a vessel’s history including, name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by MTSA, SOLAS and the ISPS Code, and our fleet is in compliance with applicable security requirements.

Inspection by Classification Societies

The classification society certifies that the vessel is “in-class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

●
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

●
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

●
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Our vessels, which are less than 15 years old are drydocked every 60 months, while vessels which are more than 15 years old are drydocked every 30 to 36 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in-class” by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being “in-class” by Det Norske Veritas. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard purchase contracts and memoranda of agreement. If the vessel is not certified on the scheduled date of closing, we have no obligation to take delivery of the vessel.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a precondition to chartering them for voyages. We believe that our well-maintained, high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality.

Risk of loss and insurance

Our business is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, the operation of any ocean-going vessel is subject to the inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade.  OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

Our Manager is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. From time to time we carry insurance covering the loss of hire resulting from marine casualties in respect of some of our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.05 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our principle subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of four tankers and have contracts to acquire two Capesize bulk carriers under construction. The name, dwt, flag and date of original delivery from the Builder's yard are set forth below.

Vessel name	Type	Approx. dwt	Flag	Year Built

Camden	VLCC	298,000	Marshall Islands	1995
Mayfair	VLCC	298,000	Marshall Islands	1995
Kensington	VLCC	298,000	Marshall Islands	1995
Hampstead	VLCC	298,000	Marshall Islands	1996
Belgravia	Capesize	170,500	Marshall Islands	under construction
Battersea	Capesize	170,500	Marshall Islands	under construction

The Vessels are of double hull construction designed for enhanced safety and reliability.

Other than its interests in the vessels and the newbuilding contracts, the Company has no interest in any other property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 “Selected Financial Data” and the Company’s audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's five Original Subsidiaries each purchased one VLCC. From their purchase in February 1997 until March 2004, the Company chartered the Vessels to Shell International on long-term bareboat charters (the “Charters”). The Charters expired for all five Vessels, in accordance with their terms, in March 2004 and the Vessels were redelivered to the Company and subsequently chartered out on time and spot markets

The Company’s vessels are currently operating under the following time charter agreements:

	Time Charter Terms	Length of Charter	Expiration date
Hampstead	$37,750 per day plus profit share*	5 year	May, 2012
Kensington	$37,750 per day plus profit share*	4 year	May, 2011
Camden	$31,000 per day	5 year	March, 2009
Mayfair	$45,000 per day	3 year	March, 2010

* Profit share is calculated and settled on a quarterly basis for earnings in excess of $37,750 per vessel per day calculated by reference to the Baltic International Trading Route (BITR) Index.

In addition, the Company has secured time charter agreements for its two newbuildings, which are currently under construction for $40,000 and $53,000 per day. The length of both charters are five years and are due to commence upon delivery in 2009.

Market Overview and Trend Information

In the beginning of 2007, the daily TCE was approximately $47,000 per day for VLCCs. The VLCC segment strengthened in the first quarter of 2007 from weakness at the end of 2006. A strike at Lavera, France, in late March delayed a large number of Suezmaxes from discharging their respective cargoes which caused Suezmax earnings to spike. VLCC earnings increased but not to the same extent as the Suezmaxes. Ultimately the earnings for both VLCCs and Suezmaxes gradually declined throughout the second and third quarters of 2007 The primary reasons for the decline can be attributed to reduced global oil production in the summer months, the price structure on oil turning from contango to backwardation, which initiated a significant draw on crude stocks worldwide. Volatility, a trademark of the VLCC segment, disappeared until the sharp increase in VLCC rates in mid November.

The sharp increase in VLCC rates was created in part by the discounting of crude prices by Saudi Aramco in late November to mainly U.S. refiners. This resulted in the increased demand for VLCCs between the last week in November and the third week in December and had the effect of upsetting the balance of supply and demand in the owners’ favor, which resulted in increased rates which shipowners successfully exploited. Additionally, the market was not hurt by the December oil spill caused by a Chinese owned single hull vessel off the coast of South Korea. Another important factor, which contributed to the increase in rates was the joint decision by several major owners to reduce laden and ballast speeds in order to save bunkers and reduce costs. In a low demand market, when bunkers cost as much as an additional $50,000 per day, the reduction of speed from 15 to 12 knots saved an estimated $20,000 per day and reduced the overall ”market capacity” by approximately 10%.

The increased number of VLCCs marked for conversions also contributed to the increase in rates. At the end of 2007, it is estimated that somewhere between 10 and 15 units had been removed from the market, reducing single hull availability in locations such as the Arabian Gulf.

Vessels have, in connection with the increased rates and volatility towards the end of the year been fixed on more speculative short term time charters than we have seen in the past. According to Clarkson’s, the average TCE for the year was approximately $57,000 per day for a double hulled VLCC.

The current trend is for oil majors to avoid employing single hull tonnage when transporting persistent oils because non-single hull vessels are less likely to be inspected. Oil traders with crude or fuel oil cargoes often require double hull tonnage in order to have full flexibility regarding cargo delivery. Thus, single hull ships are no longer able to trade to their full capacity compared to the double hull vessels. This implies a further gap in the already existing “two tier market” between the double and the single hull vessels.

Bunker prices followed the price fluctuations in the oil market closely in 2007 with Fujairah’s lowest bunker quote for the year set early January at $256 per metric ton and the high set in early November at $513 per metric ton. The average bunker price in 2007 was estimated to be approximately $374 per metric ton.

It was reported by the International Energy Agency, or IEA, in March 2008 that average OPEC oil production, including Iraq but not Angola, was approximately 29.1 million barrels per day during 2007, a 0.7 million barrel per day decrease from 2006. Saudi Arabia and Venezuela contributed the most to the reduced crude oil production by approximately 0.65 million barrels per day while Iran and Iraq offset this to a certain degree with increased production by approximately 0.26 million barrels per day. The balance stems from minor changes in all remaining OPEC countries. On December 1, 2007, the Republic of Ecuador became the thirteenth member of OPEC and thereby rejoined the Organization after an absence of a decade and a half. The inclusion of the Republic of Ecuador could strengthen the capability of OPEC in fulfilling its objectives and help to further stabilize the market.

OPEC-12 and Iraq are expected to reach a production capacity of 35.8 million barrels per day in 2008 according to IEA. Production could therefore accelerate in 2008 as capacity at the start of the year was at 32 million barrels per day. The growth is expected to be heavily skewed towards Saudi Arabia, Nigeria and UAE together accounting for approximately 75% of the net increase.

The IEA further estimates that the average world oil demand was 85.8 million barrels per day in 2007, a 1.1% increase from 2006. For 2008, a 2.0% or 1.7 million barrels per day growth is forecasted in world oil demand with China, Latin America and the Middle East as the main drivers.

The International Monetary Fund, or IMF, expects global growth to moderate to 4.1% in 2008, 0.8 % lower than in 2007, according to their February 2008 update. In the United States, growth is expected to come down to 1.5% this year, from 2.2% in 2007. Growth is also expected to ease in Europe, Japan and in emerging markets and developing countries. China’s growth is projected to remain rapid in 2008, albeit a little below the torrid pace in 2007 of 11.4%.

The total VLCC fleet increased by 1.9% in 2007 to 489 vessels with a total of 28 new vessels delivered to owners during 2007 with 28 new orders made. The total order book amounted to 176 vessels at the end of the year, which represented approximately 36% of the existing fleet.

Industry sources expect 40 VLCCs to be delivered from shipyards during 2008.

We believe it is likely that more tankers will be either converted or scrapped compared to recent years. Frontline estimates that approximately 40 VLCCs will be converted for non-trading purposes in 2008, approximately 90% to VLOC and the balance to FSO/FPSO. It is also likely that parts of the order book will be delayed as a function of the uncertainty of the delivery schedule for several yards due to financing issues. It is expected that these elements together will cushion the fleet growth.

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our significant accounting policies.

Revenue Recognition

Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage, which is measured from completion of discharge to completion of discharge. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are accrued in full at the time such losses can be estimated. Amounts receivable from profit sharing arrangements are accrued based on the time charter equivalent rates achieved through vessel deployment over the preceding quarter in the market for certain key routes and are not contingent on the performance of the Company. Each quarterly settlement is final and does not get carried forward to the next quarter. There is no consideration of future performance in the recording of profit sharing revenue.

Vessels, Depreciation and Impairment

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

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

●	the earnings of our vessels in the charter market;

●	the delivery of newbuildings in 2009;

●	the earnings from the sale of assets;

●	vessel operating expenses;

●	administrative expenses;

●	depreciation; and

●	interest expense.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils and insurance. We bear the operating costs for our vessels which operate under time charter.

Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors’ fees and expenses, registrar fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2007, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment other than potentially in relation to insurance costs and crew costs. It is anticipated that insurance costs, which have risen considerably over the last three years, may well continue to rise over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Results of Operations

Year ended December 31, 2007 compared with year ended December 31, 2006

Operating revenues

(in thousands of $)	2007	2006	Change
Time charter revenues	53,814	42,445	26.8%
Voyage charter revenues	34,346	63,283	(45.7)%
Total operating revenues	88,160	105,728	(16.6)%

Time charter revenues have increased primarily due to one vessel switching to a time charter from the spot market during the first quarter of 2007.

Voyage charter revenues have decreased due to the lower market in 2007 compared to 2006. We had two vessels operating in the spot market during 2006 at average TCE rates of approximately $63,000 and $60,000 compared with rates of approximately $52,000 and $46,000 for 2007. In addition, one of the vessels operating in the spot market switched to a time charter in the first quarter of 2007.

Operating expenses

(in thousands of $)	2007	2006	Change
Voyage expenses and commission	12,872	20,015	(35.7)%
Ship operating expenses	15,544	15,835	(1.8)%
Administrative expenses	1,481	1,492	(0.7)%
Depreciation	17,016	17,121	(0.6)%
Total operating expenses	46,913	54,463	(13.8)%

91.9% (2006: 93.3%) of voyage expenses and commission relate to the two vessels that operated in the spot market. The decrease in voyage expenses and commission in 2007 is due primarily to the switch by one vessel in the first quarter of 2007 from the spot market to time charter.

The decrease in ship operating expenses in 2007 is a result of lower repairs and maintenance work compared with 2006. No vessels drydocked during 2007. Drydocking costs in 2006 were $0.6 million. This decrease was largely offset by an increase in operating expenses due to increased crew costs.

Gain on sale of assets

(in thousands of $)	2007	2006	Change
Gain on sale of assets	49,119	-	-

The gain on sale of assets in 2007 relates to the sale of the VLCC Chelsea in December 2007, which was sold for net proceeds of $99.0 million.

Interest income and expenses

(in thousands of $)	2007	2006	Change
Interest income	1,026	1,383	(25.8)%
Interest expense	(6,373)	(6,881)	(7.4)%
Net interest expense	(5,347)	(5,498)	(2.7)%

The decrease in interest income during 2007 is a result of lower interest rates received on short term deposits.

Interest expense consists of interest paid in relation to the $140.0 million loan facility and the amortization of deferred financing charges incurred in connection with the debt. The decrease in interest expense in 2007 is primarily due to the decrease in the three month LIBOR since the beginning of the year from 5.4% to 5.2% and the lower principal amount outstanding. The interest expense on the newbuilding financing of $1.0 million has been capitalized (2006: nil).

Year ended December 31, 2006 compared with year ended December 31, 2005

Operating revenues

(in thousands of $)	2006	2005	Change
Time charter revenues	42,445	42,325	(0.3)%
Voyage charter revenues	63,283	57,854	9.4%
Total operating revenues	105,728	100,179	5.5%

The increase in total operating revenues was a result of higher voyage charter revenues in 2006 while time charter revenues were stable. Voyage charter revenues are generated from our vessels trading on the spot market in 2006 and 2005; these vessels participated in a pooling arrangement with two similar vessels since the second quarter of 2005. Under the pooling agreement revenues and voyage expenses of the vessels operating in pooling arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula.  Pool revenues of $63.1 million are included in voyage charter revenues for the year ended December 31, 2006 (2005: $36.8 million).  Subsequent to the year end this arrangement was terminated and only one vessel continues to trade in the spot market.

Operating expenses

(in thousands of $)	2006	2005	Change
Voyage expenses and commission	20,015	16,459	21.6%
Ship operating expenses	15,835	17,211	(8.0)%
Administrative expenses	1,492	988	51.0%
Depreciation	17,121	17,120	0.0%
Total operating expenses	54,463	51,778	5.2%

The two vessels that traded in the spot market generated 93.3% in 2006 (2005: 94.1%) of the voyage expenses and commission as substantially all voyage costs associated with time charters are covered by the charterer. The increased voyage expenses in 2006 correlate to the increase in voyage charter revenues. The decrease in ship operating expenses in 2006 is a result of only one vessel drydocking in 2006, whereas four of the five Vessels drydocked in 2005.  The vessels have scheduled drydockings approximately every five years.

The increase in administration costs in 2006 relates primarily to higher fees payable to the Manager for administration services provided of $645,000 (2005: $245,000). The remainder of administration costs for the Company are directors’ fees, directors and officers insurance, shareholder and public relations, management fees and audit fees.

Interest income and expenses

(in thousands of $)	2006	2005	Change
Interest income	1,383	959	44.2%
Interest expense	(6,881)	(5,310)	29.6%
Net interest expense	(5,498)	(4,351)	26.4%

The significant increase in interest income during 2006 is a result of higher interest rates received on short term deposits.

Interest expense consists of interest paid in relation to the $140.0 million loan facility and the amortization of deferred financing charges incurred in connection with the debt. The increase in interest expense in 2006 is primarily due to the rise in the three month LIBOR since the beginning of the year from 4.5% to 5.4%.  Since March 2005, the interest rate is calculated at LIBOR plus 0.7%, previously LIBOR plus 1.0%.

Recently Issued Accounting Standards

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FSP No. FAS157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS157-1”). FSP FAS157-1 amends FAS 157 to exclude FASB Statement No. 13 “Accounting for Leases” (“FAS 13”) and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. The Company does not expect the adoption of FAS 157 and FSP FAS157-1 to have a material impact on its financial statements.

In February 2007, the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB  Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160). SFAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a noncontrolling interest in a subsidiary. Such a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FAS 141R”). The objective of FAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, FAS 141R establishes principles and requirements for how the acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain price, and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of FAS 141R to have a material impact on its financial statements.

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

The Company’s funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company’s requirements. Cash and cash equivalents are held primarily in United States dollars.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received upon completion of the voyage.

We estimated the cash breakeven average daily TCE rate in February 2008 for our VLCCs to be $19,410. This represents the daily rate our Vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments.  These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans. Based on the current strength of the tanker market and the employment status of our Vessels, the Company believes that working capital is sufficient for the Company’s present requirements.

Medium and long-term liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels, and the repayment of long-term debt balances.  The Company's sources of capital have been the proceeds of its initial public offering, bank loans and charterhire income. The Company expects that charterhire paid from time charters or voyage charter income in the spot market will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings under the Loan Agreement. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the debt becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2007, 2006, and 2005, the Company had cash and cash equivalents of $82.1 million, $8.5 million and $12.6 million, respectively. As of December 31, 2007, 2006, and 2005, the Company had restricted cash of $10.0 million.  The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with the $140.0 million loan facility with the Royal Bank of Scotland.  The cash position at the end of 2007 was significantly higher than the amount usually maintained by us due to the sale in December of one of the Company’s vessels, the Chelsea, which generated net proceeds of $99.0 million. $20.1 million of these proceeds was used in December to partially repay the $140.0 million loan facility.

During the year ended December 31, 2007, we paid total cash dividends of $42.8 million.

Borrowing activities

In March 2004, the Company refinanced its prior debt facility with a $140.0 million credit facility (“Loan”), incurring expenses of $0.01 million on the debt extinguishment. The original repayment schedule was twenty-eight quarterly installments of $2.8 million and a final settlement of $61.6 million. Following the $20.1 million repayment in December 2007, the Company is obligated to repay the Loan in fourteen quarterly installments of $2.2 million and a final installment of $49.3 million.  The Loan provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of LIBOR plus a margin.  The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement. The original credit facility did not have principal installments and was due for repayment in its entirety in August 2004. At the time of entering into the credit facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004.

During 2007, the Company obtained extension on the Loan with two tranches of $16.8 million each in order to fund the first installments on the two Capesize newbuildings. The tranches are repayable in 2009 and are subject to the same covenants as the original Loan. As of December 31, 2007, the remaining commitments on the newbuilding contracts are $129.6 million, which the Company intends to finance through borrowing against existing assets and its contract back log as well as existing cash resources. Such a financing will not materially affect the Company's dividend capacity during the newbuildings’ construction period. For long-term financing of the assets normal mortgage financing as well as lease financing will be considered. It is not intended that the purchase of the two newbuildings will require any new equity issues.

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

Off-balance sheet arrangements

None

Tabular disclosure of contractual obligations

At December 31 2007, the Company had the following contractual obligations:

	Payment due by period
	Total	Less than one year	1-3 years	3-5 yearss	More than 5 years
(In thousands of $)
Long-term debt obligations	112,000	8,960	51,520	51,520	-
Newbuilding commitments	129,600	32,400	97,200	-
Total contractual cash obligations	241,600	41,360	148,720	51,520	-

Safe Harbor

Matters discussed in this Item 5 include assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements”. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see “Cautionary Statement Regarding Forward-Looking Statements” in this Report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	58	Director and Chairman
Douglas C. Wolcott	76	Director and Audit Committee member
David M. White	67	Director and Audit Committee Chairman
Bjørn Sjaastad	50	Director and Chief Executive Officer
Inger M. Klemp	45	Chief Financial Officer
Georgina Sousa	58	Company Secretary

Pursuant to the management agreement with the Company, the Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the Manager.

Name	Age	Position
Inger M. Klemp	45	Director and President
Kate Blankenship	43	Director
Graham Baker	48	Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000.  Mr. Lorentzon is also a director of Erik Thun AB, Crew Chart Ship Management AB, Remedial (Cyprus) PLC and is the Chairman of Consafe MSV AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

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

Bjørn Sjaastad has been a director of the Company since September 2007 and has served as our Chief Executive Officer since September 2007. Mr. Sjaastad has served as Chief Executive Officer of Frontline Management A.S. since October 2006.  From 2004 to 2006 Mr. Sjaastad ran his own consultancy business.  From 1990 to 2004, Mr. Sjaastad was the Chief Executive Officer of Odfjell ASA, a Norwegian based, stock listed, international chemical tanker operator.  From 1981 to 1989 Mr. Sjaastad served as a lending officer of DnB NOR ASA (previously Bergen Bank AS), heading up the banks shipping and offshore department in Bergen.  Mr. Sjaastad has, over the years, been a member of the boards of a range of companies and has also been the President of the Norwegian Shipowners Association. Mr. Sjaastad resigned as Chief Executive Officer on Frontline Management AS on April 2, 2008 and is expected to leave the company before the end of June 2008.

Inger M. Klemp has served as Chief Financial Officer of the Company since September 2007. Mrs. Klemp has served as Chief Financial Officer of Frontline Management AS and has been a director of the Manager since June 1, 2006. Mrs. Klemp served as Vice President Finance from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock exchange listed until October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

Kate Blankenship was Chief Financial Officer of the Company from April 2000 to September 2007 and served as Secretary of the Company from December 2000 to March 2007. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited and Golden Ocean Group Limited.

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

B.  COMPENSATION

The Company incurred directors’ fees of $256,000 in 2007. No separate compensation was paid to the Company's officers.

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

●
Our board of directors is currently comprised by a majority of independent directors.  Under Bermuda law, we are not required to have a majority of independent directors and cannot assure you that we will continue to do so.

●	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors may hold regular meetings as is consistent with Bermuda law.

●
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law.  Both members of the audit committee currently meet the NASDAQ requirement of independence.

●
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

●
In lieu of a compensation committee comprised of independent directors, our board of directors is responsible for establishing the executive officers’ compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

●
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

●
Prior to the issuance of securities, we are required to obtain the consent of the Bermuda Monetary Authority as required by law. We have obtained blanket consent from the Bermuda Monetary Authority for the issue and transfer of the Company’s securities provided that such securities remain listed.

●
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

E.  SHARE OWNERSHIP

As of March 31, 2008, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

The Company is not aware of any person who owns more than five percent of the Company’s outstanding common shares as of March 31, 2008.

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

Dividend Policy

The Company's policy is to make distributions to shareholders based on the Company's earnings and cash flow. The amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. There will be no guaranteed minimum and the Company may not be able to make distributions in quarters where the earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances.

In 2007, 2006 and 2005, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount per share
2007
February 26, 2007	March 9, 2007	$0.80
May 26, 2007	June 11, 2007	$0.60
August 23, 2007	September 7, 2007	$0.60
November 23, 2007	December 7, 2007	$0.50

2006
February 23, 2006	March 9, 2006	$0.80
May 29, 2006	June 12, 2006	$1.00
August 25, 2006	September 8, 2006	$0.80
November 27, 2006	December 7, 2006	$1.00

2005
February 25, 2005	March 11, 2005	$1.75
May 19, 2005	June 1, 2005	$1.50
August 26, 2005	September 6, 2005	$0.80
November 21, 2005	December 5, 2005	$0.50

On February 13, 2008 the Board declared a cash dividend of $0.75 per share for the fourth quarter of 2007 that was paid on March 6, 2008.

B.  SIGNIFICANT CHANGES

Not applicable

ITEM 9.  THE OFFER AND LISTING

Not applicable except for Item 9.A.4 and Item 9.C.

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ National Market, the annual high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Fiscal year ended December 31	High	Low
2007	$34.00	$23.01
2006	$30.78	$20.42
2005	$47.50	$23.76
2004	$39.25	$12.52
2003	$17.56	$8.45
2002	$18.85	$11.51

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Fiscal year ended December 31, 2007	High	Low
First quarter	$27.94	$23.01
Second quarter	$34.00	$27.00
Third quarter	$33.00	$23.25
Fourth quarter	$27.75	$23.01

Fiscal year ended December 31, 2006	High	Low
First quarter	$27.87	$24.03
Second quarter	$28.23	$20.42
Third quarter	$30.78	$24.53
Fourth quarter	$28.57	$22.48

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the NASDAQ National Market.

Month	High	Low
March 2008	$27.20	$23.64
February 2008	$28.79	$25.00
January 2008	$26.49	$20.25
December 2007	$27.25	$23.54
November 2007	$26.00	$23.01
October 2007	$27.75	$24.50

The Company's Common Shares have been quoted on the NASDAQ National Market under the symbol “VLCCF” since its initial public offering in February 1997.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not Applicable

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to “Description of Capital Stock” in the prospectus contained in the Company's Registration Statement on Form F-1, filed December 13, 1996 (File No. 333-6170).

At the 2005 Annual General Meeting of the Company the shareholders voted to amend the Company’s bye-laws 83 and 85 by removing the restrictions that limited the Company’s business activities.  The changes to the bye-laws removed restrictions on the Company’s activities such as rechartering the Vessels, refinancing or replacing the credit facility, acting in connection with the management agreement, offering Common Shares and listing them, enforcing its rights in connection with the Charters, the Credit Facility, the UK Finance Leases, the management agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and leasing, selling or otherwise disposing of the Vessels (or Vessel owning subsidiaries) on termination of the Charters or subsequent charters. The amended bye-laws of the Company as adopted on June 27, 2005, have been filed as Exhibit 4.2 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with Securities and Exchange Commission on June 15, 2006, and are hereby incorporated by reference into this Annual Report.

C.  MATERIAL CONTRACTS

The Company announced in May 2007, that it had agreed to purchase two newbuilding contracts, each for a Capesize bulk carrier of approximately 170,000 dwt. The ships will be built at Daehan Shipbuilding Co. Ltd in the Republic of Korea with delivery scheduled for 2009. The newbuilding contracts have been acquired from Golden Ocean Group Limited (“GOGL”) which company has ordered a series of sister ships at the same yard. The contract price for the two vessels is $81 million per vessel. In addition, the Company will pay a 1% commission to GOGL for arranging the deal. GOGL is listed on the Oslo Stock Exchange and is an affiliate of Frontline, the parent company of the Manager. The supervision of the ships' construction will be carried out by Frontline Management (Bermuda) Ltd. and the commercial operation will be contracted to Golden Ocean Management AS, a subsidiary of GOGL that operates the GOGL fleet.

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

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the “Company” include the Company’s Subsidiaries.  This discussion assumes that we do not have an office or other fixed place of business in the United States.

Taxation of the Company’s Shipping Income: In General
The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as “shipping income.”

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States.  Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States.  The Company is not permitted by law to engage in transportation that gives rise to 100 percent United States source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States.  Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company’s anticipated shipping operations, the Company’s vessels will operate in various parts of the world, including to or from U.S. ports.  Unless exempt from U.S. taxation under Section 883 of the Code (“Section 883”), the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883 (a “qualified foreign country”) and which the Company refers to as the “country of organization requirement”; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

●
the Company’s stock is “primarily and regularly” traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the “Publicly-Traded Test”; or

●
more than 50% of the Company’s stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the “50% Ownership Test.”

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company and certain of its subsidiaries, as a qualified foreign country.  In addition, the U.S. Treasury Department has recognized Liberia, the country of incorporation of the Company’s subsidiaries, as qualified foreign countries.  Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company’s eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2007 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company’s stock was primarily and regularly traded on the NASDAQ National Market.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company’s U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions.  Since under the sourcing rules described above, no more than 50% of the Company’s shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company’s shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the common stock.  This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

As used herein, the term “U.S. Holder” means a beneficial owner of the Company’s common stock that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the common stock as a capital asset, generally, for investment purposes.

If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding the common stock, you are encouraged consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to the common stock to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of the Company’s current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of the Company’s earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid by the Company to a United States Holder which is an individual, trust, or estate (a “U.S. Non-Corporate Holder”) will generally be treated as “qualified dividend income” that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the NASDAQ National Market on which the common stock is traded); (2) the Company not a passive foreign investment company (a “PFIC”) for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed in more detail below); and (3) the U.S. Non-Corporate Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend.  The Company was a PFIC for United States federal income tax purposes through its 2003 taxable year.  Beginning with its 2004 taxable year, the Company ceased to be a PFIC as a result of the expiration of the Shell International charters on

February 27, 2004.  The Company was not a PFIC for United States federal income tax purposes in the 2007 taxable year and does not anticipate being a PFIC in future years, although there is no assurance that this will be the case.

Legislation has been recently introduced in the United States Congress which, if enacted, would preclude dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States shareholder.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is greater than one year at the time of the sale, exchange or other disposition.  A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the common stock, either

●
at least 75% of the Company’s gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is treated as a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary’s stock.  Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute “passive income” unless the Company were treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company’s current operations and future projections, the Company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point and therefore the IRS or a court could disagree with the Company’s position, the Company’s belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC.

If the Company were to be treated as a PFIC, special and adverse United States federal income tax rules would apply to a U.S. Holder of the common stock.  Among other things, the distributions a U.S. Holder received with respect to the Common Stock and the gain, if any, a U.S. Holder derived from his sale or other disposition of the common stock would be taxable as ordinary income (rather than as qualified dividend income or capital gain, as the case may be), would be treated as realized ratably over his holding period in the common stock, and would be subject to an additional interest charge.  However, a U.S. Holder may be able to make certain tax elections which ameliorate these consequences.

As described above, the Company was a PFIC for United States federal income tax purposes through its 2003 taxable year.  The Company has not been a PFIC beginning with its 2004 taxable year.  Shareholders who held the

Company’s common stock prior to the 2004 taxable year are encouraged to consult their tax advisors regarding the proper tax treatment of any dispositions of common stock and any distributions by the Company.

Bermuda Taxation

Bermuda currently imposes no tax  (including a tax in the nature of an income, estate  duty,  inheritance,  capital  transfer or  withholding  tax) on profits, income,  capital  gains or  appreciations  derived  by,  or  dividends  or other distributions paid to U.S. Shareholders of common shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of common chares prior to the year 2016 except in so far as such tax applies to persons ordinarily resident in Bermuda.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the “New Act”).  In contrast to the income tax law previously in effect since 1977 (the “Prior Law”), which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as the Company’s Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company’s Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001 (the “New Regulations”).  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company’s Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If the Company’s Liberian subsidiaries were subject to Liberian income tax under the New Act, the Company’s Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently the Company’s, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, the Company, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

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

The Company's borrowings under its loan facility at December 31, 2007 of $112.0 million (December 31, 2006: $109.2 million) bear interest at an annual rate of LIBOR plus a margin of 0.7%. A one percent change in interest rates would increase or decrease interest expense by $1.1 million per year as of December 31, 2007. The fair value of the loan facility at December 31, 2007 was equal to the carrying amount of the facility at the same date.

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

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES

a)           Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company’s disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of the evaluation date.

b)           Management’s annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

●
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company’s management and directors; and

●	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our Principal Executive Officer and Principal Financial Officer assessed the effectiveness of the design and operation of the Company’s internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2007. Based upon that evaluation, the Principal Executive Officer and Principal Financial Officer concluded that the Company’s internal controls over financial reporting are effective as of December 31, 2007.

The effectiveness of the Company’s internal control over financial reporting as of December 31 2007 has been audited by Moore Stephens, P.C., an independent registered public accounting firm, as stated in their report which appears herein.

c)           Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company’s internal control over financial reporting

ITEM 16 A. AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that the Company’s Audit Committee has one Audit Committee Financial Expert. Mr. David White is an independent director and is the Audit Committee Financial Expert.

ITEM 16 B. CODE OF ETHICS

The Company has adopted a Code of Ethics that applies to all entities controlled by the Company and all employees, directors, officers and agents of the Company, including representatives and agents of the Company’s manager, ICB Shipping (Bermuda) Limited. The Code of Ethics has previously been filed as Exhibit 11.1 to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 2, 2004, and is hereby incorporated by reference into this Annual Report.

The Company has posted a copy of its Code of Ethics on its website at www.knightsbridgetankers.com. The Company will provide any person, free of charge, a copy of its Code of Ethics upon written request to the Company’s registered office.

ITEM 16 C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for 2007 and 2006 was Moore Stephens, P.C. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by Moore Stephens, P.C.

(in $)	2007	2006

Audit Fees (a)	200,000	120,000
Audit-Related Fees (b)	-	-
Tax Fees (c)	-	2,900
All Other Fees (d)	4,600	3,000
Total	204,600	125,900

(a)	Audit Fees
Audit fees represent professional services rendered for the audit of the Company’s annual financial statements and services provided by our independent registered public accounting firm in connection with statutory and regulatory filings or engagements.

(b)	Audit Related Fees
Audit-related fees consisted of assurance and related services rendered by our independent registered public accounting firm related to the performance of the audit or review of the Company’s financial statements which have not been reported under Audit Fees above.

(c)	Tax Fees
Tax fees represent fees for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice and tax planning.

(d)	All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

The Company’s Audit Committee has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Audit Committee to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company.   All services provided by our independent registered public accounting firm in 2007 were approved by the Audit Committee pursuant to the pre-approval policy.

ITEM 16 D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable

ITEM 16 E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not Applicable

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company. *

1.2	Amended Bye-Laws of the Company. **

4.1	Form of Shipbuilding Contract.

8.1	List of subsidiaries of the Company.

11.1	Code of Ethics.***

12.1	Certification of the Principal Executive Officer.

12.2	Certification of the Principal Financial Officer.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350.

*	Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.
**	Incorporated by reference to Exhibit No. 4.2 in the Company’s Annual report on Form 20F for the fiscal year ended December 31, 2005.
***	Incorporated by reference to the same Exhibit No. of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

By: /s/ Inger M. Klemp

_____________________
Inger M. Klemp
Chief Financial Officer
Dated:  April 23, 2008

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2007.  We also have audited Knightsbridge Tankers Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Knightsbridge Tankers Limited's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited as of December 31, 2007 and 2006, and the results of operations and cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, Knightsbridge Tankers Limited maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

.
New York, New York                                                                                                           Moore Stephens, P.C.
April 18, 2008                                                                                                           Certified Public Accountants

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2007, 2006 and 2005
(in thousands of $, except per share data)

	2007	2006	2005
Operating revenues
Time charter revenues	53,814	42,445	42,325
Voyage charter revenues	34,346	63,283	57,854
Total operating revenues	88,160	105,728	100,179
Gain on sale of assets	49,119	-	-
Operating expenses
Voyage expenses and commission	12,872	20,015	16,459
Ship operating expenses	15,544	15,835	17,211
Administrative expenses	1,481	1,492	988
Depreciation	17,016	17,121	17,120
Total operating expenses	46,913	54,463	51,778
Net operating income	90,366	51,265	48,401
Other income (expenses)
Interest income	1,026	1,383	959
Interest expense	(6,373)	(6,881)	(5,310)
Other financial items, net	(183)	(50)	(83)
Net other expenses	(5,530)	(5,548)	(4,434)
Net income	84,836	45,717	43,967
Per share information:
Earnings per share: basic and diluted	$4.96	$2.67	$2.57
Cash dividends per share declared	$2.50	$3.60	$4.55

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2007 and 2006
(in thousands of $)

	2007	2006
ASSETS
Current Assets
Cash and cash equivalents	82,143	8,538
Restricted cash	10,000	10,000
Trade accounts receivable, net	4,843	8,535
Other receivables	5,836	666
Inventories	3,923	2,621
Voyages in progress	-	2,273
Prepaid expenses and accrued income	608	628
Total current assets	107,353	33,261
Vessels, net	201,072	267,949
Newbuildings	33,459	-
Deferred charges	282	289
Total assets	342,166	301,499

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Credit facilities and current portion of long-term debt	8,960	11,211
Trade accounts payable	620	8,094
Accrued expenses	5,861	3,072
Other current liabilities	2,409	1,932
Total current liabilities	17,850	24,309
Long-term liabilities
Long-term debt	103,040	98,000
Total liabilities	120,890	122,309
Commitments and contingencies
Stockholders’ equity
Share capital	171	171
Contributed capital surplus account	179,019	179,019
Retained earnings	42,086	-
Total stockholders’ equity	221,276	179,190
Total liabilities and stockholders’ equity	342,166	301,499

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended
December 31, 2007, 2006 and 2005
(in thousands of $)

	2007	2006	2005

Net income	84,836	45,717	43,967
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	17,016	17,121	17,120
Amortization of deferred charges	148	70	66
Gain on sale of assets	(49,119)	-	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	3,330	(902)	5,599
Other receivables	(5,170)	473	(531)
Inventories	(1,302)	(609)	(381)
Voyages in progress	2,273	1,394	2,455
Prepaid expenses and accrued income	20	17	(229)
Trade accounts payable	(7,112)	6,120	1,509
Accrued expenses	2,789	(228)	570
Other current liabilities	477	(520)	(17)
Net cash provided by operating activities	48,186	68,653	70,128
Investing activities
Additions to newbuildings	(33,459)	-	-
Proceeds from sale of asset	98,980	-	-
Net cash provided by investing activities	65,521	-	-
Financing activities
Proceeds from long-term debt	33,600	87	-
Repayments of long-term debt and credit facilities	(30,811)	(11,276)	(11,309)
Debt fees paid	(141)	-	(33)
Dividends paid	(42,750)	(61,560)	(77,805)
Net cash used in financing activities	(40,102)	(72,749)	(89,147)
Net increase (decrease) in cash and cash equivalents	73,605	(4,096)	(19,019)
Cash and cash equivalents at beginning of year	8,538	12,634	31,653
Cash and cash equivalents at end of year	82,143	8,538	12,634

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	6,416	6,791	5,235

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders’ Equity for the years ended
December 31, 2007, 2006 and 2005
(in thousands of $, except number of shares)

	2007	2006	2005
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year	17,100,000	17,100,000	17,100,000

SHARE CAPITAL
Balance at beginning and end of year	171	171	171

CONTRIBUTED CAPITAL SURPLUS ACCOUNT
Balance at beginning of year	179,019	194,862	220,059
Distributions to shareholders	-	(15,843)	(25,197)
Balance at end of year	179,019	179,019	194,862

RETAINED EARNINGS
Balance at beginning of year	-	-	8,641
Net income	84,836	45,717	43,967
Dividends paid	(42,750)	(45,717)	(52,608)
Balance at end of year	42,086	-	-
Total Stockholders’ Equity	221,276	179,190	195,033

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the “Company”) was incorporated in Bermuda in September, 1996, for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs and certain related activities. The Company’s shares are listed on the NASDAQ National Market.

During 2007, a vessel was sold and the remainder of the fleet is now operating in the time charter market. Two of the vessels are on charter for four and five years respectively, both earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. These charters commenced during the year. Another vessel moved from the spot market to a three year time charter during the year earning a rate of $45,000 per day. The remaining vessel charter expires in 2009. This is a five year charter earning a rate of $31,000 a day. In addition, the Company currently has two newbuildings under construction, both Capesize bulk carriers of approximately 170,000 dwt, which are scheduled for delivery in 2009. One of the newbuildings will commence a five year time charter upon delivery in 2009, earning a rate of $40,000 per day.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the “Manager”), an indirect wholly-owned subsidiary of Frontline Ltd.

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

Transactions in foreign currencies during the year are translated into United States dollars at the rates of exchange in effect at the date of the transaction. Foreign currency monetary assets and liabilities are translated using rates of exchange at the balance sheet date. Foreign currency non-monetary assets and liabilities are translated using historical rates of exchange. Foreign currency transaction gains or losses are included in the consolidated statements of operations.

Revenue and expense recognition
Revenues are generated from freight billings, time charter and bareboat charter hires. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage, which is measured from completion of discharge to completion of discharge. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are accrued in full at the time such losses can be estimated. Amounts receivable from profit sharing arrangements are accrued based on the time charter equivalent rates achieved through vessel deployment over the preceding quarter in the market for certain key routes and are not contingent on the performance of the Company. This amount is calculated and accounted for on a quarterly basis and is received on a quarterly basis. Each quarterly settlement is final and does not get carried forward to the next quarter. There is no consideration of future performance in the recording of profit sharing revenue.

Leases
The current time charters for the Company’s four vessels are classified as operating leases by the Company.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash consists of bank deposits maintained in accordance with contractual loan arrangements.

Inventories
Inventories, which are comprised principally of fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Newbuildings
The carrying value of the vessels under construction or newbuildings, represents the accumulated costs through the balance sheet date including capitalized loan interest and associated finance costs. No charge for depreciation is made until a vessel is put into operation.

Vessel purchase expenditures are capitalized at the time vessel purchase contracts are acquired or entered into. The Company reviews expected future cash flows, which would result from each contract on a contract by contract basis to determine whether the carrying value is recoverable. If the expected future cash flows are less than the carrying value of the contract plus further costs to delivery, impairment is recorded to write down the carrying value to the recoverable amount. Capitalized amounts are transferred to cost of vessels, upon delivery of a vessel to the Company.

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

Impairment of long-lived assets
Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such a review indicates impairment, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations. In addition, long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Distributions to shareholders
Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the contributed capital surplus account.

Drydocking

Normal vessel repair and maintenance costs are expensed when incurred. The Company recognises the cost of a drydocking at the time the drydocking takes place, that is, it applies the “expense as incurred” method.

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. FAS 157 applies under most other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. FAS 157 is effective for fiscal years beginning after November 15, 2007.

In February 2008 the FASB issued FSP No. FAS157-1 “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” (“FSP FAS157-1”). FSP FAS157-1 amends FAS 157 to exclude FASB Statement No. 13 “Accounting for Leases” (“FAS 13”) and its related interpretive accounting pronouncements that address leasing transactions. The FASB decided to exclude leasing transactions covered by FAS 13 in order to allow it to more broadly consider the use of fair value measurements for these transactions as part of its project to comprehensively reconsider the accounting for leasing transactions. The Company does not expect the adoption of FAS 157 and FSP FAS157-1 to have a material impact on its financial statements.

In February 2007 the FASB issued SFAS No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities – including an amendment of FASB  Statement No. 115” (SFAS 159). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. SFAS 159 is effective for fiscal years beginning after November 15 2007. The Company does not expect the adoption of SFAS 159 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No.51” (SFAS 160). SFAS 160 is intended to improve the relevance, comparability and transparency of financial information that a reporting entity provides in its consolidated financial statements with reference to a noncontrolling interest in a subsidiary. Such a noncontrolling interest, sometimes called a minority interest, is the portion of equity in a subsidiary not attributable, directly or indirectly, to the parent entity. SFAS 160 is effective for fiscal years beginning on or after December 15 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial statements.

In December 2007 the FASB issued SFAS No. 141 (revised 2007) “Business Combinations” (“FAS 141R”). The objective of FAS 141R is to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish this, FAS 141R establishes principles and requirements for how the acquirer a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain price, and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. FAS 141R is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of FAS 141R to have a material impact on its financial statements.

4.	TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until the year 2016. Based upon review of applicable laws and regulations, and after consultation with counsel, the Company does not believe it is subject to material income taxes in any jurisdiction.

5.	LEASES
The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2007 are as follows:

Year ending December 31,
(in thousands of $)
2008	55,418
2009	46,184
2010	31,428
2011	20,687
2012	5,926
Total minimum lease revenues	159,643

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2007 was $352.3 million and $151.2 million respectively and at December 31, 2006 were $264.4 million and $103.3 million respectively.

6.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2006: $0.2 million).

7.	NEWBUILDINGS

(in thousands of $)	2007	2006
Newbuildings	33,459	-

The carrying value of newbuildings represents accumulated costs paid in purchase installments, other capital expenditures and capitalized loan interest.  Interest capitalized in the cost of newbuildings totaled $1.0 million in 2007 (2006: $nil).

8.	VESSELS

(in thousands of $)	2007	2006
Cost	352,308	439,822
Accumulated depreciation	(151,236)	(171,873)
Net book value at end of year	201,072	267,949

Depreciation expense was $17.0 million, $17.1 million and $17.1 million for the years ended December 31, 2007, 2006 and 2005, respectively. During December 2007, a vessel was sold to a third-party for net proceeds of $99.0 million.

9.	DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	2007	2006
Capitalized financing fees and expenses	523	477
Accumulated amortization	(241)	(188)
Net book value at end of year	282	289

10.	DEBT

(in thousands of $)	2007	2006
US dollar denominated floating rate debt	112,000	109,200
Other	-	11
Total debt	112,000	109,211
Less: Credit facilities and current portion of debt	(8,960)	(11,211)
	103,040	98,000

The average interest rate for the floating rate debt was 6.1% for the year ended December 31, 2007 and 5.87% for the year ended December 31, 2006.

Credit Facility Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect to a vessel. The credit facility is secured by, among other things, a mortgage on each vessel and an assignment of any charter in respect to that vessel. An amount of $20.1 million was repaid following the sale of a vessel in December 2007. The repayment terms of the facility is seven years so that the facility is due to be repaid in 2011.

The credit facility bears interest at LIBOR plus a margin and contains a minimum market value covenant on the vessels and a covenant requiring us to maintain a certain minimum level of cash.

Newbuilding Loan Extension
In May 2007, the Company took out an extension of the credit facility and drew two tranches of $16.8 million each to fund instalment payments on two newbuilding contracts. This is repayable in 2009 and is subject to the same covenants as the original loan.

The outstanding debt as of December 31, 2007 is repayable as follows:

Year ending December 31,
(in thousands of $)
2008	8,960
2009	42,560
2010	8,960
2011	51,520
Total debt	112,000

11.	SHARE CAPITAL

Authorized, issued and fully paid share capital:

(in thousands of $)	2007	2006
17,100,000 ordinary shares of $0.01 each	171	171

12.	FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2007, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company’s transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company’s cash flows.

Fair values
The carrying value and estimated fair value of the Company’s financial instruments at December 31, 2007 and 2006 are as follows:

	2007	2007	2006	2006
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	82,143	82,143	8,538	8,538
Restricted cash	10,000	10,000	10,000	10,000
Floating rate debt and credit facilities	112,000	112,000	109,211	109,211

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

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

In 2007, four customers accounted for $81.0 million, or 92% of gross revenue, while in 2006 four customers accounted for $71.1 million or 67% of gross revenue. In 2005 two customers accounted for $42.6 million or 42% of gross revenues. Below is a list of customers who have revenue of more than 10% of total revenue in 2007.

Customer	Revenue (in thousands of $)	Percentage of revenue
Malaysia International Shipping Corporation	11,481	13%
Frontline Ltd	29,881	34%
Great Elephant Corporation	13,855	16%
Shell International	25,807	29%
	81,024	92%

13.	MANAGEMENT OF COMPANY

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

14.	COMMITMENTS AND CONTINGENCIES

The Company has contracts for the construction of two Capesize newbuildings at Daehan Shipbuilding Co. Ltd in the Republic of Korea. These vessels are scheduled for delivery in 2009. As of December 31, 2007 the Company was committed to make further instalments of $129.6 million under these contracts.

15.	SUBSEQUENT EVENTS

The Company announced in March 2008 that it has agreed to fix out on time charter one of its two newbuilding Capesize bulk carriers. The charter is for a period of five years from the delivery scheduled for July 2009 and is at a net rate of $53,000 per day.