Form 20-F
period 2008-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2009-06-30
CIK 1029145

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
 OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _________________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  _______________________________

Commission file number	000-29106

Knightsbridge Tankers Limited
(Exact name of Registrant as specified in its charter)

(Translation of Registrant's name into English)

Bermuda
(Jurisdiction of incorporation or organization)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Common Shares, $0.01 Par Value	Nasdaq Global Select Market

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

17,100,000 Common Shares, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☒	No ☐

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

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

Knightsbridge Tankers Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.

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

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

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

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2008, 2007 and 2006, and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2008 and 2007, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2005 and 2004, and the selected balance sheet data with respect to the fiscal years ended December 31, 2006, 2005 and 2004 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2008	2007	2006	2005	2004
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	82,914	88,160	105,728	100,179	135,695
Total operating expenses	33,796	46,913	54,463	51,778	42,441
Net operating income	49,118	90,366	51,265	48,401	93,254
Net income	48,054	84,836	45,717	43,967	85,839
Earnings per common share
- basic and diluted	2.81	4.96	2.67	2.57	5.02
Cash dividend declared per share	2.75	2.50	3.60	4.55	4.55

Balance Sheet Data (at end of year):
Cash and cash equivalents	77,998	82,143	8,538	12,634	31,653
Restricted cash	10,000	10,000	10,000	10,000	10,000
Newbuildings	51,305	33,459	-	-	-
Vessels, net	187,360	201,072	267,949	285,070	301,500
Total assets	331,685	342,166	301,499	323,159	365,554
Current portion of long-term debt	42,560	8,960	11,211	11,200	11,309
Long-term debt	60,480	103,040	98,000	109,200	120,400
Share capital	171	171	171	171	171
Stockholders' equity	222,305	221,276	179,190	195,033	228,871
Common shares outstanding	17,100,000	17,100,000	17,100,000	17,100,000	17,100,000

Other Financial Data:
Equity to assets ratio (percentage) (1)	67.0%	64.7%	59.4%	60.4%	62.6%
Debt to equity ratio (2)	0.5	0.5	0.6	0.6	0.6
Price earnings ratio (3)	5.2	4.9	8.9	9.4	6.7
Time charter equivalent revenue (4)	78,902	75,288	85,713	83,720	121,455

(1)	Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
(2)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
(3)	Price earnings ratio is calculated using the year end share price divided by basic earnings per share.
(4)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2008	2007	2006	2005	2004
(in thousands of $)
Total operating revenues	82,914	88,160	105,728	100,179	135,695
Less: Voyage expense	(4,012)	(12,872)	(20,015)	(16,459)	(14,240)
Time charter equivalent revenue	78,902	75,288	85,713	83,720	121,455

Our vessels may operate under time charters, bareboat charters, voyage charters, pool arrangements and contracts of affreightment, or COAs. Under a time charter, the charterer pays substantially all of the vessel voyage costs which are primarily fuel and port charges. Under a bareboat charter, the charterer pays substantially all of the vessel voyage and operating costs. Under a voyage charter, the vessel owner pays such costs. Under contracts of affreightment, the owner carries an agreed upon quantity of cargo over a specified route and time period. In order to compare vessels trading under different types of charters, it is standard industry practice to measure the revenue performance of a vessel in terms of time charter equivalent revenue, or TCE. Total TCE is the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. Total TCE, which is not covered by U.S. generally accepted accounting principles, or GAAP, provides more meaningful information to us than total operating revenues, the most directly comparable GAAP measure. Average daily TCEs are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. Other companies may calculate TCE using a different method.

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged primarily in transporting crude oil and oil products and expect, with the acquisition of two Capesize dry bulk carriers in 2009, to operate in the dry bulk market. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industries

Tankers

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and vessel values which may adversely affect our earnings

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. When the tanker market is depressed our earnings and available cash flow may decrease. Our ability to re-charter our vessels on the expiration or termination of their current spot and time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and vessel values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for oil and oil products.

The factors affecting the supply and demand for oil tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The factors that influence demand for tanker capacity include:

●	demand for oil and oil products;

●	global and regional economic and political conditions;

●	changes in oil production and refining capacity;

●	environmental and other regulatory developments;

●	the distance oil and oil products are to be moved by sea; and

●	changes in seaborne and other transportation patterns.

The factors that influence the supply of tanker capacity include:

●	the number of newbuilding deliveries;

●	the scrapping rate of older vessels;

●	port or canal congestion;

●	vessel casualties;

●	price of steel;

●	potential conversion of vessels to alternative use;

●	the number of vessels that are out of service; and

●	changes in environmental and other regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The current global economic crisis may reduce demand for transportation of oil over longer distances and supply of tankers to carry that oil, which may materially affect our revenues, profitability and cash flows.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous high values

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, along with crude oil from the former Soviet Union, or the FSU, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;

●	increased refining capacity in the Arabian Gulf, West Africa or the FSU;

●	increased use of existing and future crude oil pipelines in the Arabian Gulf, West Africa and FSU;

●	a decision by Arabian Gulf, West African and FSU oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, including the enactment of the Emergency Economic Stabilization Act of 2008 in the United States, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. In addition, these difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations, including our ability to take delivery of our newbuildings.

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our ordinary shares to decline significantly or impair our ability to make distributions to our shareholders.

World events could affect our results of operations and financial condition

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continues to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. The continuing presence of United States and other armed forces in Iraq and Afghanistan may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences could have a material adverse impact on our revenues and costs.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

●	a marine disaster;

●	piracy;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

Safety, environmental and other governmental requirements expose us to liability, and compliance with current and future regulations could require significant additional expenditures, which could have a material adverse affect on our business and financial results

Our operations are affected by extensive and changing international, national, state and local laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictions in which our tankers and other vessels operate and the country or countries in which such vessels are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, and water discharges and ballast water management. These regulations include the United States Oil Pollution Act of 1990, or OPA, the United States Clean Air Act and United States Clean Water Act, the United States Marine Transportation Security Act of 2002, the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended, or CLC, the International Convention for the Prevention of Pollution from Ships, of 1975, the International Convention for the Safety of Life at Sea of 1974, or SOLAS, the International Convention on Load Lines of 1966 or LL Convention, and implementing regulations adopted by the International Maritime Organization, or the IMO (the United Nations agency for maritime safety and the prevention of pollution by vessels), the European Union, or the EU, and other international, national and local regulatory bodies.

In addition, vessel classification societies also impose significant safety and other requirements on our vessels. In complying with current and future environmental requirements, vessel owners and operators such as ourselves may also incur significant additional costs in meeting new maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. For example, various jurisdictions, including the United States, are considering or have enacted legislation imposing more stringent requirements on air emissions and ballast water discharges from vessels.

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

Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, natural resource damages and third-party claims for personal injury or property damages, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our current or historic operations. We could also incur substantial penalties, fines and other civil or criminal sanctions, including in certain instances seizure or detention of our vessels, as a result of violations of or liabilities under environmental laws, regulations and other requirements. For example, OPA affects all vessel owners shipping oil to, from or within the United States. OPA allows for potentially unlimited liability without regard to fault for owners, operators and bareboat charterers of vessels for oil pollution in United States waters. Similarly, the CLC, which has been adopted by most countries outside of the United States, imposes liability for oil pollution in international waters. OPA expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution incidents occurring within their boundaries. Coastal states in the United States have enacted pollution prevention liability and response laws, many providing for unlimited liability.

OPA also provides for the scheduled phase-out of all non-double-hull tankers that carry oil in bulk in United States waters. The IMO and the EU, have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters, respectively. These regulations could reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of vessels trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.

In recent years, the IMO and EU have both accelerated their existing non-double-hull phase-out schedules in response to highly publicized oil spills and other shipping incidents involving companies unrelated to us. Future accidents may be expected in the industry, and such accidents or other events may be expected to result in the adoption of even stricter laws and regulations, which could limit our operations or our ability to do business and which could have a material adverse effect on our business and financial results.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions a claimant may seek to obtain security for its claim by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of money to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could attempt to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings

A government could requisition for title or seize one of more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. This amount could be materially less than the charterhire that would have been payable otherwise. In addition, we would bear all risk of loss or damage to a vessel under requisition for hire. Government requisition of one or more of our vessels would negatively impact our revenues and therefore impact our ability to service our debt.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our shares of common stock, or Ordinary Shares. Investor perception of the value of our Ordinary Shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Dry bulk

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings once we take delivery of our newbuilding dry bulk vessels

The dry bulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charterhire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities; embargoes and strikes;

●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of vessel capacity include:

●	number of newbuilding deliveries;

●	scrapping of older vessels;

●	vessel casualties; and

●	number of vessels that are out of service.

We anticipate that the future demand for our dry bulk vessels upon their delivery to us will be dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo to be transported by sea. The capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings, the value of our dry bulk vessels when they are delivered to us and our ability to comply with our loan covenants

The Baltic Dry Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering Supramax, Panamax, and Capesize dry bulk carriers, declined from a high of 11,793 in May 2008 to a low of 663 in December 2008, which represents a decline of 94%. Since December 2008 it has risen to 4,106 through June 2, 2009, representing an increase of 519%, although it remains approximately 65% below its record highs. During the first quarter of 2009 the BDI has risen 108% and the Baltic Panamax and Baltic Supramax Indices increased 154% and 213%, respectively. The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the BDI. Although we have entered into five year charter agreements which are scheduled to commence following the delivery of our newbuilding dry bulk carriers to us, our ability to obtain renewal charters upon the expiration of our current charters or charters for new vessels that we may acquire in the future will be directly impacted by prevailing BDI charter rates.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels or whether the recent improvement will continue. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability and could affect compliance with the covenants in our loan agreements.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss and a reduction in earnings.

An over-supply of drybulk carrier capacity may prolong or further depress the current low charter  rates and, in turn, adversely affect our profitability

The market supply of drybulk carriers has been increasing, and the number of drybulk carriers on order is near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2008. As of May 30, 2009, newbuilding orders had been placed for an aggregate of more than 68% of the current global dry bulk fleet, with deliveries expected during the next 36 months. According to market sources about 50% of the dry bulk fleet is contracted at established yards, while the other 50% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when thecurrent charters for our dry bulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all.

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

If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future limited useful life and earnings require us to impair its value on our financial statements, that could result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will decline in the future and this will also have an adverse effect on some of the financial covenants in our loan agreements.

We may be unable to successfully compete with other tanker operators for charters

The operation of tankers and transportation of crude and petroleum products and the other businesses in which we operate are extremely competitive. Through our operating subsidiaries we compete with other oil tanker owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker market is highly fragmented. It is possible that our competitive position will erode in the future.

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

Our revenues may be adversely affected if we do not successfully employ our tankers

Currently, three of our tankers are contractually committed to time charters, with the remaining terms of these charters expiring on dates between 2010 and 2012. Although these time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. We also cannot assure you that we will be able to successfully employ our tankers in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our tankers could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of dividends and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Delays or defaults by the shipyard in the construction of our new vessels could increase our expenses and diminish our net income and cash flows

We have entered into newbuilding contracts for the construction of two Capesize dry bulk carriers with Daehan Shipbuilding Co. Ltd. in the Republic of Korea.  We have also entered into related long-term time charters for employment of these vessels upon their expected delivery to us in August and October 2009. The newbuilding projects are subject to the risk of delay or defaults by the shipyard caused by, among other things, the financial condition of the shipyard, unforeseen quality or engineering problems, work stoppages, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, and inability to obtain the requisite permits or approvals. In accordance with industry practice, in the event the shipyard is unable or unwilling to deliver the vessels, we may not have substantial remedies. In addition, if the delivery of any of the newbuildings is cancelled or significantly delayed, we might be unable to perform under the related long-term time charters, which may be cancelled. Failure to construct or deliver the ships by the shipyard or any significant delays could increase our expenses and result in cancellation of the related long-term time charters diminishing our net income and cash flows.

We have no history of operating dry bulk carriers and we may not be able to enter, or effectively manage our entry into dry bulk market, which could negatively impact our results of operations, financial condition and our ability to pay dividend

The acquisition and eventual management of our two newbuilding Capesize dry bulk carriers will impose significant responsibilities on our management.  We do not have any experience transporting dry bulk products nor do we have any history of operating or competing in that business.  As we have no history of operating dry bulk carriers, it is difficult to predict our needs when entering into the dry bulk market.  We will also have to market our services to a new customer base so that we can provide continued deployment of our vessels.  We may not be successful in executing our growth plans and may incur significant expenses and losses in connection with our future line of business which could negatively impact our results of operations, financial condition and our ability to pay dividends.

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

We may not be able to renew time charters when they expire or enter into new time charters for newbuildings

Currently, three of our vessels are employed on time charters. We have also entered into long-term charters for the employment of our two Capesize dry bulk carriers upon their expected delivery in August and October 2009. There can be no assurance that any of our existing time charters will be renewed or that we will be successful in entering into new time charters on the newbuildings that will be delivered to us or if renewed or entered into, that they will be at favorable rates. If, upon expiration of the existing time charters or delivery of newbuildings, we are unable to obtain time charters or voyage charters at desirable rates, our profitability may be adversely affected.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charter parties with our customers, newbuilding contracts with shipyards and our credit facilities. Such agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. In addition, in depressed market conditions, our charterers and customers may no longer need a vessel that is currently under charter or contract or may be able to obtain a comparable vessel at lower rates. As a result, charterers and customers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our Ordinary Shares.

Fuel or bunker prices, may adversely affect our profits

Fuel or bunkers, is a significant, if not the largest, expense in our shipping operations. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

If our vessels suffer damage due to inherent operational risks of the tanker business, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our business and financial condition

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting.

In addition, the operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and the costs associated with a catastrophic spill could exceed the insurance coverage available to us.  Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations and ability to pay dividends.

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

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our existing and future financing agreements impose operational and financing restrictions on us which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of our lenders. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow

The London Interbank Offered Rate, or LIBOR, has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

We may not be able to finance our future capital commitments

We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments which will have a negative impact on our cash flows and results of operations.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay dividends would be adversely affected. Any funds set aside for vessel replacement will not be available for dividends.

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

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholder. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our Bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat us as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from our time chartering activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. We believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, we note that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.  See "Taxation" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject for those years to an effective 4% United States federal income tax on the gross shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

Our Liberian subsidiaries may not be exempt from Liberian taxation, which would materially reduce our Liberian subsidiaries', and consequently our, net income and cash flow by the amount of the applicable tax

The Republic of Liberia enacted an income tax law generally effective as of January 1, 2001, or the New Act, which repealed, in its entirety, the prior income tax law in effect since 1977, pursuant to which our Liberian subsidiaries, as non-resident domestic corporations, were wholly exempt from Liberian tax.

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

Investor confidence and the market price of our ordinary shares may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002

We are subject to Section 404 of the Sarbanes-Oxley Act of 2002, which requires us to include in our annual report on Form 20-F our management's report on, and assessment of the effectiveness of, our internal controls over financial reporting. In addition, our independent registered public accounting firm is required to attest to and report on management's assessment of the effectiveness of our internal controls over financial reporting. If we fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could harm our business and could negatively impact the market price of our common stock.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-0182. References herein to the Company include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries (the "Original Subsidiaries"), five very large crude oil carriers (the "Vessels"). The Company used the net proceeds of its initial public offering and bank debt to fund the purchase by the Original Subsidiaries of the Vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its Vessels to Shell International on long-term bareboat charters (the "Charters"). The term of each of these Charters was a minimum of seven years, with options for Shell International to extend the period for each Vessel's Charter. Shell International did not extend the bareboat charters for any of the Vessels.  Consequently, the Charters expired for all five Vessels, in accordance with their terms, during March 2004 and the Vessels were redelivered to the Company.

Following the redelivery, the Company entered into a five year time charter for one of its vessels, which expired in March 2009, while two of the Company's vessels were time chartered for a period of three years, which expired in May 2007. The Company entered into four and five year time charter agreements with Frontline, a Bermuda based publicly listed tanker owner and operator, to replace the charters which expired in May 2007. The Company's remaining two vessels had been trading on the spot market and from April 2005, participated in a pooling arrangement with Frontline. During March 2007, the pooling arrangement with Frontline was terminated, and the Company commenced a three year time charter for one of the vessels leaving one vessel trading in the spot market. The Vessel trading in the spot market was sold in December 2007. We currently own and operate four Vessels, three of which are employed on time charters. One vessel has been operating in the spot market following the expiry of its time charter in March 2009 and is currently being marketed for sale.

In May 2007, we entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan Shipbuilding Co Ltd in the Republic of Korea. Both of the vessels are scheduled to commence five-year time charters following their delivery to us in August and October 2009.

B.  BUSINESS OVERVIEW

We are an international tanker company and our primary business activity is currently the international seaborne transportation of crude oil. Our current fleet consists of four double-hull VLCCs, one of which was built in 1996 and three of which were built in 1995. Each of the Vessels is owned by a subsidiary and has been named and flagged in the Marshall Islands and is currently deployed on time charters operating worldwide.  In addition to the VLCCs, the Company has contracted to acquire two Capesize dry bulk carriers currently under construction. The Company expects to take delivery of these vessels in 2009 and employ them under five-year time charters. To the extent these vessels are not delivered within the deadline set by the charter, the charterer will have the right to cancel the charter. The following chart provides information on the deployment of our Vessels and the newbuildings as of December 31, 2008:

Vessel Name	Type	Employment	Expiration Date
Camden (1)	VLCC	Time charter	March 2009
Mayfair	VLCC	Time charter	March 2010
Hampstead	VLCC	Time charter	May 2012
Kensington	VLCC	Time charter	May 2011
Battersea (2)	Capesize	Time charter	5 years
Belgravia (3)	Capesize	Time charter	5 years

(1)  Vessel has been operating in the spot market following the expiry of its time charter in March 2009 and is currently being marketed for sale.
(2)  Vessel under construction for delivery in August 2009. Time charter is expected to commence upon delivery of the vessel.
(3)  Vessel under construction for delivery in October 2009. Time charter is expected to commence upon delivery of the vessel.

Strategy

Our strategy is to maintain our position as an operator and charterer of VLCC oil tankers with flexibility to adjust our exposure to the tanker market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, straight sales and purchases of vessels, newbuilding contracts and acquisitions. We also intend to limit our exposure to the tanker market by expanding our activities in shipping transportation to sectors other than oil transportation. The Company has contracted to acquire two Capesize dry bulk carriers, currently under construction, and upon their delivery in 2009, they will operate in the dry bulk market.

Our goal is to generate competitive returns for our shareholders with quarterly dividend payments although we did not declare a dividend with respect to the first quarter of 2009 and there is no guarantee that we will pay a dividend in any future quarters. The level of dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Management Structure

The Company has one vessel on a time charter, which expires in 2010 and two vessels, which  have been chartered to a subsidiary of Frontline on four and five year time charter agreements. The terms of these charters were negotiated on an arm's length basis in 2006 and reflect the prevailing market terms at the time. The fourth vessel has been operating in the spot market following the expiry of its time charter in March 2009 and is currently being marketed for sale. Two of the Company's subsidiaries have ordered Capesize dry bulk vessels at Daehan Shipbuilding Co. Ltd. in Korea. The construction of these vessels commenced in August 2008. The vessels are expected to be delivered in 2009. The Company's board of directors (the "Board") decided, at the incorporation of the Company, to contract the day-to-day management services of the Company and its subsidiaries, rather than to establish a proprietary management organization. This policy was based on the availability of such services in the market on terms which are more cost efficient to the Company than the alternative. The Board has not seen any reason to change this policy since it was formulated. All of the management services contracted in by the Company and its subsidiaries are subject to the Board's or, as the case may be, the board of the relevant subsidiary's, sole right to determine the overall objectives and policies of the Company and its subsidiaries. Further, all matters of material importance to or of an extraordinary nature in respect of the business of the Company and its subsidiaries shall be decided by the Board.

General Management Agreement

The Company and its subsidiaries are provided with general administrative services by ICB Shipping (Bermuda) Limited (the "Manager") on the terms set forth in a management agreement dated February 12, 1997, as subsequently amended by an amendment no. 1 thereto dated March 1, 2004 (the "Management Agreement"). The Manager is a wholly owned subsidiary of Frontline. The Manager subcontracts all the services delivered to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. The fee payable to the Manager pursuant to the terms of the Management Agreement is $1.15 million per annum plus a commission of 1.25% on gross freight revenues and 1% of proceeds on the sale of vessels. The Company and its subsidiaries are responsible for paying all administrative expenses incurred from third parties such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Board believes that the fee level (and other terms of the Management Agreement) are substantially similar to those that can be obtained in the market. The Company may terminate the Management Agreement at any time upon 30 days notice to the Manager provided such termination has been approved by the affirmative vote of shareholders holding at least 66 2/3 per cent of the Company's outstanding common shares in a shareholders meeting. The Company may, furthermore, terminate the Management Agreement subject to five business day's prior written notice to the Manager in the event:

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

The Manager may terminate the Management Agreement upon 10 business days notice in the event the Company undergoes "a change of control" (which shall mean the election of a director to the Board who is not recommended by the then current Board). The Management Agreement terminates automatically in 2012 unless earlier terminated as per above. The Board believes that, in the case of any termination of the Management Agreement, the Company and its subsidiaries can obtain an appropriate alternative arrangement for its management requirements although there can be no assurance that such alternative arrangement would not cause the Company to incur additional expenses.

Technical Management of Vessels

Technical Management is provided by ship mangers subcontracted by the Manager to oversee the technical elements of running the vessels.

Building Supervision of Newbuildings

The Company's subsidiaries, KTL Belgravia I Inc. and KTL Belgravia II Inc., have entered into building supervision agreements with Frontline Management (Bermuda) Ltd (the "Building Supervisor") setting forth the terms upon which the Building Supervisor shall supervise the construction of their respective newbuildings at Daehan Shipbuilding Co. Ltd. on their behalf.  The fee payable to the Building Supervisor has been agreed at $40,110 per month per newbuilding, commencing in the month in which the construction process commences. Each party to these agreements can terminate the same subject to one month's written notice to the other party.

Commercial Management of Newbuildings

KTL Belgravia I Inc. and KTL Belgravia II Inc. and Golden Ocean Management AS (the "Commercial Manager") have negotiated the terms of a commercial management agreement in respect of the Company's dry bulk newbuildings. These services shall commence on delivery of the newbuildings and shall, subject to the overall authority of the boards of the two subsidiaries, include the authority to charter out the newbuildings. The remuneration of the Commercial Manager shall be 1.25 % of all gross freights earned by the vessels. The agreement can be terminated by either party thereto subject to one month's written notice. The Commercial Manager is a wholly owned subsidiary of Golden Ocean Group Limited., a Bermuda company listed on the Oslo Stock Exchange. Golden Ocean Group Limited is a related party to Frontline.

Seasonality

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

Customers

Our customers include major oil companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2008, three customers accounted for 91% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the vessels owned or controlled by us, also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which the Company engages. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental Regulation and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our tankers. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

Our tankers are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations each of which may have unique requirements. These organizations include the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators and oil companies. Some of these entities require us to obtain permits, licenses and certificates for the operation of our tankers. Our failure to maintain necessary permits, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all tankers and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our tankers. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or IMO (the United Nations agency for maritime safety and the prevention of pollution by ships), has adopted the International Convention for the Prevention of Marine Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, which has been updated through various amendments, or the MARPOL Convention. The MARPOL Convention implements environmental standards including oil leakage or spilling, garbage management, as well as the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Under IMO regulations, in order to trade in ports of IMO member nations, a newbuild tanker of 5,000 dwt or above must be of double hull construction or a mid-deck design with double-sided construction or be of another approved design ensuring the same level of protection against oil pollution if the tanker:

●	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

●	commences a major conversion or has its keel laid on or after January 6, 1994; or

●	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

Since the enactment of these regulations, the IMO has accelerated the timetable for the phase-out of single hull oil tankers. We do not currently own any single hull tankers.

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
2007 for ships delivered in 1980 and 1981
2008 for ships delivered in 1982
2009 for ships delivered in 1983
2010 for ships delivered in 1984 or later

Under the revised regulations, a flag state may permit continued operation of certain Category 2 or 3 tankers beyond their phase-out date in accordance with the above schedule. Under regulation 13G, the flag state may allow for some newer single hull oil tankers registered in its country that conform to certain technical specifications to continue operating until the earlier of the anniversary of the date of delivery of the vessel in 2015 or the 25th anniversary of their delivery. Under regulations 13G and 13H, as described below, certain Category 2 and 3 tankers fitted only with double bottoms or double sides may be allowed by the flag state to continue operations until their 25th anniversary of delivery. Any port state, however, may deny entry of those single hull oil tankers that are allowed to operate under any of the flag state exemptions.

The MEPC, in October 2004, adopted a unified interpretation of regulation 13G that clarified the date of delivery for tankers that have been converted. Under the interpretation, where an oil tanker has undergone a major conversion that has resulted in the replacement of the fore-body, including the entire cargo carrying section, the major conversion completion date of the oil tanker shall be deemed to be the date of delivery of the ship, provided that:

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

Under regulation 13H, HGO means any of the following:

●	crude oils having a density at 15єC higher than 900 kg/m3;

●	fuel oils having either a density at 15єC higher than 900 kg/m3 or a kinematic viscosity at 50ºC higher than 180 mm2/s; or

●	bitumen, tar and their emulsions.

Under the regulation 13H, the flag state may allow continued operation of oil tankers of 5,000 dwt and above, carrying crude oil with a density at 15єC higher than 900 kg/m3 but lower than 945 kg/m3, that conform to certain technical specifications and, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship and provided that the continued operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery. The flag state may also allow continued operation of a single hull oil tanker of 600 dwt and above but less than 5,000 dwt, carrying HGO as cargo, if, in the opinion of the such flag state, the ship is fit to continue such operation, having regard to the size, age, operational area and structural conditions of the ship, provided that the operation shall not go beyond the date on which the ship reaches 25 years after the date of its delivery.

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

Revised Annex I to the MARPOL Convention entered into force in January 2007. Revised Annex I incorporates various amendments adopted since the MARPOL Convention entered into force in 1983, including the amendments to regulation 13G (regulation 20 in the revised Annex) and regulation 13H (regulation 21 in the revised Annex). Revised Annex I also imposes construction requirements for oil tankers delivered on or after January 1, 2010. A further amendment to revised Annex I includes an amendment to the definition of heavy grade oil that will broaden the scope of regulation 21. On August 1, 2007, regulation 12A (an amendment to Annex I) came into force requiring oil fuel tanks to be located inside the double hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, which are delivered on or after August 1, 2010 including ships for which the building contract is entered into on or after August 1, 2007, or, in the absence of a contract, for which the keel is laid on or after February 1, 2008.

Air Emissions

In September 1997, the IMO adopted Annex VI to the MARPOL Convention, Regulations for the Prevention of Pollution from Ships, to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We believe that all our vessels are currently compliant in all material respects with current Annex VI regulations. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding nitrogen oxide and sulfur oxide emissions standards that will enter into force on July 1, 2010. The amended Annex VI would reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, with the global sulfur oxide emission cap reduced initially from 4.50% to 3.50% beginning January 1, 2012 and then reduced progressively to 0.50%, by January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. Once these amendments become effective, we may incur costs to comply with these revised standards. The United States ratified the Annex VI amendments in October 2008, thereby rendering U.S. air emissions standards equivalent to IMO requirements. The directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulphur by mass by any merchant vessel whilst at berth in any EU country and this will result in extra costs and some minor modification of the fuel supply systems in our vessels. Our initial investigation suggests that compliance can be achieved by modest investment, purchase of LS fuel and alteration of operating procedures.

Safety Requirements

The IMO has also adopted the International Convention for the Safety of Life at Sea, or SOLAS Convention, and the International Convention on Load Lines, 1966, or LL Convention, which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. We believe that all our vessels are in material compliance with SOLAS Convention and LL Convention standards.

Under Chapter IX of SOLAS, the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO, also affect our operations. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our appointed ship managers have obtained documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance, or DOC, and ship management certificate, or SMC, are renewed every five years but DOC is subject to audit verification annually and the SMC every 2.5 years.

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

Ballast Water Requirements

The IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date there has not been sufficient adoption of this standard for it to take force.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the Anti-fouling Convention.  The Anti-fouling Convention prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003.  The exteriors of vessels constructed prior to January 1, 2003 that have not been in dry-dock must, as of September 17, 2008, either not contain the prohibited compounds or have coatings applied to the vessel exterior that act as a barrier to the leaching of the prohibited compounds.  Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the antifouling systems are altered or replaced. We are in compliance with the Anti-fouling Convention.

Oil Pollution Liability

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. Under an amendment to the 1992 Protocol that became effective on November 1, 2003, for vessels of 5,000 to 140,000 gross tons (a unit of measurement for the total enclosed spaces within a vessel), liability will be limited to approximately 4.51 million SDR plus 631 SDR for each additional gross ton over 5,000. For vessels of over 140,000 gross tons, liability will be limited to 89.77 million SDR. The exchange rate between SDRs and U.S. dollars was 0.632000 SDR per U.S. dollar on April 7, 2009. The right to limit liability is forfeited under the International Convention on Civil Liability for Oil Pollution Damage where the spill is caused by the owner's actual fault and under the 1992 Protocol where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the International Convention on Civil Liability for Oil Pollution Damage has not been adopted, various legislative schemes or common laws govern, and liability is imposed either on the basis of fault or in a manner similar to that convention. We believe that our P&I insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended).  With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship's bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans or SOPEPs. Periodic training and drills for response personnel and for vessels and their crews are required.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

United States Requirements

In 1990, the United States Congress enacted the U.S. Oil Pollution Act of 1990, or OPA, to establish an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. These other damages are defined broadly to include:

●	natural resource damages and related assessment costs;

●	real and personal property damages;

●	net loss of taxes, royalties, rents, profits and earnings capacity; and

●	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and loss of subsistence use of natural resources.

OPA previously limited the liability of responsible parties to the greater of $1,200 per gross ton or $10.0 million per tanker that is over 3,000 gross tons (subject to possible adjustment for inflation). Amendments to OPA signed into law in July 2006 increased these limits on the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively. The act specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party's gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. On October 17, 2008, the U.S. Coast Guard regulatory requirements under OPA and CERCLA were amended to require evidence of financial responsibility in amounts that reflect the higher limits of liability imposed by the July 2006 amendments to OPA, as described above. The increased amounts became effective on January 15, 2009. U.S. Coast Guard regulations currently require evidence of financial responsibility in the amount of $3,300 per gross ton for a single hull tanker or $2,200 per gross ton for a double hull tanker, coupling the OPA limitation on liability of $3,000 per gross ton for a single hull tanker, or $1,900 per gross ton for a double hull tanker, respectively, with the CERCLA liability limit of $300 per gross ton. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

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

OPA also amended the Federal Water Pollution Control Act to require owners or operators of tankers operating in the waters of the United States to file vessel response plans with the U.S. Coast Guard, and their tankers are required to operate in compliance with their U.S. Coast Guard approved plans. These response plans must, among other things:

●	address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case" discharge;

●	describe crew training and drills; and

●	identify a qualified individual with full authority to implement removal actions.

We have obtained vessel response plans approved by the U.S. Coast Guard for our vessels operating in the waters of the United States.

In addition, the U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The U.S. Environmental Protection Agency, or EPA, historically exempted the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters from CWA permitting requirements. However, on March 31, 2005, a U.S. District Court ruled that the EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order invalidating the exemption in the EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directed the EPA to develop a system for regulating all discharges from vessels by that date. The District Court's decision was affirmed by the Ninth Circuit Court of Appeals on July 23, 2008.

In response to the invalidation and removal of the EPA's vessel exemption by the Ninth Circuit, the EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. Under the new rules, which took effect February 6, 2009, commercial vessels 79 feet in length or longer (other than commercial fishing vessels), which we refer to as Regulated Vessels, are required to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP, incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices, or BMPs, designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types, including tankers, that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements are also included for all Regulated Vessels.

On August 31, 2008, the District Court ordered that the date for implementation of the VGP be postponed from September 30, 2008 until December 19, 2008. This date was further postponed until February 6, 2009 by the District Court. Although the VGP became effective on February 6, 2009, the VGP application procedure, known as the Notice of Intent, or NOI, has yet to be finalized. Accordingly, Regulated Vessels were effectively covered under the VGP from February 6, 2009 until June 19, 2009, at which time the "eNOI" electronic filing interface became operational.

Thereafter, owners and operators of Regulated Vessels must file their NOIs prior to September 19, 2009, or the Deadline. Any Regulated Vessel that does not file an NOI by the Deadline will, as of that date, no longer be covered by the VGP and will not be allowed to discharge into U.S. navigable waters until it has obtained a VGP. Any Regulated Vessel that was delivered on or before the Deadline will receive final VGP permit coverage on the date that the EPA receives such Regulated Vessel's complete NOI. Regulated Vessels delivered after the Deadline will not receive VGP permit coverage until 30 days after their NOI submission. Our fleet is composed entirely of Regulated Vessels, and we intend to submit NOIs for each vessel in our fleet as soon after June 19, 2009 as practicable.

Owners and operators of vessels visiting U.S. waters will be required to comply with this VGP program or face penalties.  This could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. In addition, pursuant to Section 401 of the CWA which requires each state to certify federal discharge permits such as the VGP, certain states have enacted additional discharge standards as conditions to their certification of the VGP. These local standards bring the VGP into compliance with more stringent state requirements, such as those further restricting ballast water discharges and preventing the introduction of non-indigenous species considered to be invasive. The VGP and its state-specific regulations and any similar restrictions enacted in the future will increase the costs of operating in the relevant waters.

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. As referenced above, the amended Annex VI to the IMO's MARPOL Convention, which addresses air pollution from ships, was ratified by the United States on October 9, 2008 and entered into force domestically on January 8, 2009. Previously, the state of California had adopted stringent air emissions requirements for ocean-going vessels that were held by a federal court in February 2008 to be preempted by the Clean Air Act and thus invalidated. In response, on July 24, 2008, the California Air Resources Board of the State of California, or CARB, then adopted clean-fuel regulations applicable to all vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters. The new CARB regulations, while avoiding explicit regulation of emissions, require such vessels to use low sulfur marine fuels rather than bunker fuel. By July 1, 2009, such vessels are required to switch either to marine gas oil with a sulfur content of no more than 1.5% or marine diesel oil with a sulfur content of no more than 0.5%. By 2012, only marine gas oil and marine diesel oil fuels with 0.1% sulfur will be allowed. California is also requesting EPA to grant it a waiver under the Clean Air Act to enforce the California vessel emission standards that were invalidated. More legal challenges are expected to follow. If EPA grants the California waiver request or if CARB prevails and the new fuel content regulations go into effect as scheduled on July 1, 2009, our vessels would be subject to the CARB requirements if they were to travel within such waters. The new California regulations would require significant expenditures on low-sulfur fuel and would increase our operating costs. Finally, although the more stringent CARB regime was technically superseded when the United States ratified and implemented the amended Annex VI, the United States and Canada jointly requested IMO on March 27, 2009 to designate the area extending 200 miles from their territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as Emissions Control Areas under the Annex VI amendments. If approved by IMO, more stringent emissions standards similar to the new CARB regulations would apply in the Emissions Control Areas that would cause us to incur further costs.

The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. The U.S. Coast Guard adopted regulations under NISA in July 2004 that impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil). Mid-ocean ballast exchange is the primary method for compliance with the U.S. Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with recordkeeping requirements and document the reasons they could not follow the required ballast water management requirements. The U.S. Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water. In April 2008, the U.S. House of Representatives passed a bill that amends NISA by prohibiting the discharge of ballast water unless it has been treated with specified methods or acceptable alternatives. Similar bills have been introduced in the U.S. Senate, but we cannot predict which bill, if any, will be enacted into law. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements. For instance, the state of California has recently enacted legislation extending its ballast water management program to regulate the management of "hull fouling" organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Michigan's ballast water management legislation mandating the use of various techniques for ballast water treatment was upheld by the federal courts. Other states may proceed with the enactment of similar requirements that could increase the costs of operating in state waters.

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

Other Regulations

European Union Tanker Regulations

In July 2003, in response to the MT Prestige oil spill in November 2002, the European Union adopted legislation, which was amended in October 2003 that prohibits all single hull tankers from entering into its ports or offshore terminals by 2010 or earlier, depending on their age. The European Union has also already banned all single hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in 2005, certain single hull tankers above 15 years of age will also be restricted from entering or leaving European Union ports or offshore terminals and anchoring in areas under European Union jurisdiction. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The sinking of the MT Prestige and resulting oil spill in November 2002 has led to the adoption of other environmental regulations by certain European Union nations, which could adversely affect the remaining useful lives of all of our vessels and our ability to generate income from them. It is impossible to predict what legislation or additional regulations, if any, may be promulgated by the European Union or any other country or authority.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, the European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels. In the United States, the Attorneys General from 16 states and a coalition of environmental groups in April 2008 filed a petition for a writ of mandamus, or petition, with the DC Circuit Court of Appeals, or the DC Circuit, to request an order requiring the EPA to regulate greenhouse gas emissions from ocean-going vessels under the Clean Air Act. Although the DC Circuit denied the petition in June 2008, EPA then published an Advanced Notice of Proposed Rulemaking soliciting comments on whether greenhouse gas emissions should be regulated under the Clean Air Act. Climate change initiatives will also be considered by the U.S. Congress in this session. Any future passage of climate control legislation or other regulatory initiatives by the IMO, European Union or individual countries where we operate that restrict emissions of greenhouse gases could entail financial impacts on our operations that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. Among the various requirements are:

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a ship's hull;

●
a continuous synopsis record kept onboard showing a vessel's history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

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

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

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

Our vessels which are less than 15 years old are drydocked every 60 months, while vessels which are more than 15 years old are drydocked every 30-36 months for inspection of the underwater parts and for repairs related to the inspection. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by a recognized classification society.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of four tankers and have contracts to acquire two Capesize dry bulk carriers under construction. The name, dwt, flag and date of original delivery from the Builder's yard are set forth below.

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

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's five Original Subsidiaries each purchased one VLCC. From their purchase in February 1997 until March 2004, the Company chartered the Vessels to Shell International on long-term bareboat charters (the "Charters"). The Charters expired for all five Vessels, in accordance with their terms, in March 2004 and the Vessels were redelivered to the Company and subsequently chartered out on time and spot markets.

One of the Company's vessels is currently operating in the spot market. The remaining three vessels are currently operating under the following time charter agreements:

	Time Charter Terms	Length of Charter	Expiration date
Hampstead	$37,750 per day plus profit share*	5 year	May 2012
Kensington	$37,750 per day plus profit share*	4 year	May 2011
Mayfair	$45,000 per day	3 year	March 2010

* Profit share is calculated and settled on a quarterly basis for earnings in excess of $37,750 per vessel per day calculated by reference to the Baltic International Trading Route (BITR) Index.

In addition, the Company has secured time charter agreements for its two newbuildings, which are currently under construction for $40,000 and $53,000 net per day. The length of both charters is five years and they are due to commence upon delivery of the vessels in 2009.

Market Overview and Trend Information

In early 2008, the daily TCE for VLCCs reached a high of approximately $195,000. Despite the volatility experienced in the tanker market throughout the year, the daily TCE was approximately $100,000 during the second and third quarters of 2008 and approximately $50,000 to $70,000 during the fourth quarter of 2008. Average earnings for double hull VLCCs in 2008 was in excess of $95,000 per day according to industry sources. The recent adverse changes in world financial markets have not materially affected our business in 2008.

In the first half of 2008, the tanker market benefited from the following factors:

●	The National Iranian Tanker Company tied up an estimated 12 to 14 VLCCs for storage as there was low demand for Iranian crude oil;

●	Strong demand from the Chinese in connection with the 2008 Olympic Games;

●	Number of port strikes during 2008, including in France, contributed to a tighter tonnage list;

●
Total ton-mile growth for the US, China, Japan and Korea was, according to industry sources, approximately 7.3%, increasing from just below 14,000 miles in the first quarter of 2007 to approximately 15,000 miles in the first quarter of 2008.

During the second half of 2008, the decreased production of crude oil by OPEC was one of the major factors impacting the tanker market. The oil price in 2008 averaged at $98.70 per barrel, peaking at a record high of $143 per barrel on July 11 and a low of approximately $38 per barrel by the end of December. As crude oil prices and world demand for petroleum products decreased throughout the second half of 2008, OPEC production was reduced.

Average OPEC production is estimated at 31.24 million barrels per day in 2008 according to IEA's June 2009 report. The expected 2009 OPEC production output figure has not yet been published by the IEA, however, they reported a first quarter 2009 OPEC production of 28.49 million barrels per day, which is a decrease of approximately 3.9 million barrels per day year-on-year.
The IEA further estimates that average world oil demand was 85.8 million barrels per day in 2008, a 0.3% decrease from 2007. For 2009, a decrease in world oil demand of 2.9% or 2.5 million barrels per day is forecast.

The tanker market benefited from 'contango' in the oil price during 2008. This is a market condition where the future oil price is higher than the current price. At the end of October 2008, the spread between the current and future oil price widened making it profitable for oil companies and traders to store crude oil. Consequently, the demand for storage services increased, predominantly in the Atlantic basin but also in the Arabian Gulf. The spot market at that time was approximately $50,000 per day. Since then approximately 40 ships were charterered either for straight storage or voyages followed by storage, with rates ranging from $55,000 to $85,000 per day.

Throughout 2008, there was a continued trend among oil companies to discriminate against single hull tankers due to their decreasing territory allowance and increasing probability of inspection.

Bunkers followed the movements in the oil market closely in 2008. The lowest bunker price in Fujairah was quoted at the end of December at $206.50 per metric ton while the highest bunker price in Fujairah was quoted at $756.5 per metric ton in mid-July. The average bunker price in 2008 was approximately $508 per metric ton.

According to figures released in April 2009 by The International Monetary Fund, or 'IMF', the World Trade Volume had a 3.3% increase in 2008. However, the IMF forecast that the World Trade Volume will see a decline of 11% in 2009. Furthermore, world GDP increased by 3.2% in 2008 and is forecast to decline by 1.3% throughout 2009. In 2008, the U.S had a 1.1% growth in the GDP, which is estimated to decline by 2.8% throughout 2009. China's 2008 GDP increased by 9% year-on-year, and is forecast to have a 6.5% increase in 2009. Negative growth is expected in Europe and Japan while emerging markets and developing countries will experience a continued decrease in their growth figures.

In 2008, the total VLCC fleet increased by 7.6% to 500 vessels. Throughout the year a total of 38 new vessels were delivered to owners and 82 new orders were made. The total order book amounted to 230 vessels at the end of the year, which represented approximately 46% of the existing fleet.

Throughout 2009 it is estimated that 69 new VLCCs will enter the market including 19 in the first quarter and 10 in the second quarter. This substantial amount of new tonnage will be partially offset by the expected phase out program of single hull vessels. Further cancellations of orders and delays in deliveries of newbuildings are also expected.

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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to our audited Consolidated Financial Statements included herein for details of all of our material accounting policies.

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Vessels

The cost of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives. The estimated economic useful life of the Company's vessels is 25 years.

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

Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors' fees and expenses, registrar fees, investor relations and publication expenses, legal and professional fees and other general administrative expenses.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2008, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

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

Results of Operations

Year ended December 31, 2008 compared with year ended December 31, 2007

Operating revenues

(in thousands of $)	2008	2007	Change
Time charter revenues	74,837	53,814	39.1%
Voyage charter revenues	8,077	34,346	(76.5)%
Total operating revenues	82,914	88,160	(6.0)%

The increase in time charter revenues is due to the full year impact of three vessels, which entered into new time charter agreements during 2007. The rate for Hampstead and Kensington increased by $7,750 per day from June 2007. In addition, the profit share for the two vessels was much higher compared to 2007, due to increases in the spot market related index which is used to calculate profit share allocations. The rate for the Camden increased by $14,000 per day from April 2007.

Due to the sale of the only vessel trading in the spot market, there has been a sharp fall in voyage charter revenues. Although the vessel was sold in December 2007, the revenue has been recognized ratably over the length of the last voyage. The voyage ended in February 2008 and the vessel was promptly delivered to its new owners.

Operating expenses

(in thousands of $)	2008	2007	Change
Voyage expenses and commission	4,012	12,872	(68.8)%
Ship operating expenses	14,535	15,544	(6.5)%
Administrative expenses	1,538	1,481	3.9%
Depreciation	13,711	17,016	(19.4)%
Total operating expenses	33,796	46,913	(28.0)%

50.0% (2007: 91.9%) of voyage expenses and commissions relates to the vessels that operated in the spot market.  The decrease in voyage expenses and commissions in 2008 is due primarily to the sale of one vessel and the delivery to its new owner in February 2008.

Ship operating expenses fell by 6.5% during 2008, primarily due the sale of one vessel and the delivery to its new owner in February 2008 offset by an increase in crew costs. There were no dry docking costs during 2008 (2007: nil).

The decrease in depreciation is due to having one less vessel in the fleet.

Gain on sale of assets

(in thousands of $)	2008	2007	Change
Gain on sale of assets	-	49,119	-

No assets were sold during the year. The gain on sale of assets in 2007 relates to the sale of the VLCC Chelsea in December 2007.

Interest income and expenses

(in thousands of $)	2008	2007	Change
Interest income	2,336	1,026	127.7%
Interest expense	(3,216)	(6,373)	(49.5)%
Net interest expense	(880)	(5,347)	(83.5)%

The increase in interest income during 2008 is primarily due to larger amounts invested for longer periods resulting from the sale of the VLCC Chelsea in December 2007 for net proceeds of $99.0 million.

Interest expense consists of interest paid in relation to the $140.0 million loan facility. The decrease in interest expense in 2008 is due to the lower average debt outstanding, which is largely a result of a $20.2 million repayment in December 2007 following the sale of a vessel, and lower interest rates during the year. The average three month LIBOR rate during the year was 3.52% (2007: 5.32%). The interest expense of $1.4 million on the newbuilding financing has been capitalized (2007: $1.0 million).

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

Recently Issued Accounting Standards

In September 2006, the Financial Accounting Standards Board ('FASB') issued Financial Accounting Standard No. 157, Fair Value Measurements, ('FAS 157'), and is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the consolidated financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, ('FAS 141(R)'), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, ('FAS 160'). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities ('FAS 161'). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, ('FAS 162'). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's consolidated financial statements.

Liquidity and Capital Resources

The Company operates in a capital intensive industry and has historically financed its purchase of vessels through a combination of equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our Vessels in the market.  Periodic adjustments to the supply of and demand for oil tankers cause the industry to be cyclical in nature.

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

We estimated the cash breakeven average daily TCE rate in May 2009 for our VLCCs to be $19,200. This represents the daily rate our Vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments.  These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans. We believe our working capital is sufficient for the Company's present requirements; however, we may not be able to refinance our current borrowings or enter into future borrowings at an interest rate or on terms that are acceptable to us or at all.  See "Risk Factors - We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities."

Medium and long-term liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels and the repayment of long-term debt balances.  The Company's sources of capital have been the proceeds of its initial public offering, bank loans, proceeds from the sale of vessels and charterhire income. The Company expects that charterhire paid from time charters or voyage charter income in the spot market will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings under the Loan Agreement. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the debt becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2008, 2007, and 2006, the Company had cash and cash equivalents of $78.0 million, $82.1 million and $8.5 million, respectively. As of December 31, 2008, 2007, and 2006, the Company had restricted cash of $10.0 million.  The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with the $140.0 million loan facility with the Royal Bank of Scotland.  The cash position at the end of 2008 was slightly lower than 2007 but still significantly higher than 2006 due to the funds generated by the sale of Chelsea.

During the year ended December 31, 2008, we paid total cash dividends of $47.0 million.

Borrowing activities

In March 2004, the Company refinanced its prior debt facility with a $140.0 million credit facility ("Loan"), incurring expenses of $0.01 million on the debt extinguishment. The original repayment schedule was twenty-eight quarterly installments of $2.8 million and a final settlement of $61.6 million. Following the $20.1 million repayment in December 2007, the Company is obligated to repay the Loan in fourteen quarterly installments of $2.2 million and a final installment of $49.3 million.  The Loan provides for payment of interest on the outstanding principal balance of the Loan, quarterly in arrears at the annual rate of LIBOR plus a margin.  The Company has not entered into any interest rate swap agreements in respect to the variable rate on the Loan Agreement. The original credit facility did not have principal installments and was due for repayment in its entirety in August 2004. At the time of entering into the credit facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004.

During 2007, the Company obtained an extension of the Loan with two tranches of $16.8 million each, subject to the same covenants as the original Loan, in order to fund the first installments on the two Capesize newbuildings. The tranches are repayable upon delivery of the Capesize vessels, which is expected to be in August and October 2009. In addition to this, the remaining newbuilding installments at May 31, 2009, which are due to be paid by the time of the vessels' deliveries, total $81.0 million. The Company intends to fund these commitments from existing cash resources and new bank financing committed in June 2009.

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

Off-balance sheet arrangements

None.

Tabular disclosure of contractual obligations

At December 31 2008, the Company had the following contractual obligations:

	Payment due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
(In thousands of $)
Debt (1)	103,040	42,560	60,480	-	-
Newbuilding commitments	113,400	113,400	-	-	-
Total contractual cash obligations	216,440	155,960	60,480	-	-

(1) All of the Company's loan facilities are at floating interest rates based on three month LIBOR plus 0.7% and the Company has not entered into any interest rate swaps. The amounts included above do not include interest payments.

Safe harbor

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see "Cautionary Statement Regarding Forward-Looking Statements" in this report.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	59	Director and Chairman
Douglas C. Wolcott	77	Director and Audit Committee member
David M. White	68	Director and Audit Committee Chairman
Hans Petter Aas	63	Director
Inger M. Klemp	46	Chief Financial Officer
Georgina Sousa	59	Company Secretary

Pursuant to the management agreement with the Company, the Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the Manager.

Name	Age	Position
Inger M. Klemp	46	Director and President
Kate Blankenship	44	Director
Graham Baker	49	Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000.  Mr. Lorentzon is also a director of Erik Thun AB, Crew Chart Ship Management AB, Remedial (Cyprus) PLC, Sea Bird Exploration Ltd and is the Chairman Stockholm Chartering AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

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

Hans Petter Aas has been a Director of the Company since September 2008. Mr. Aas has been a Director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA ("DnB NOR") in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

Inger M. Klemp has served as Chief Financial Officer of the Company since September 2007. Mrs. Klemp has served as Chief Financial Officer of Frontline Management AS and has been a director of the Manager since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008. Mrs. Klemp served as Vice President Finance of Frontline Management AS from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock exchange listed until October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

Kate Blankenship was Chief Financial Officer of the Company from April 2000 to September 2007 and served as Secretary of the Company from December 2000 to March 2007. Mrs. Blankenship has been a director of the Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Ship Finance International Limited, Seadrill Limited, Golden Ocean Group Limited and Independent Tankers Corporation Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Graham Baker has been a director of the Manager since December 6, 2006. Mr. Baker is Chief Accounting Officer of Frontline having joined the company in July 2006. Mr. Baker has worked in various senior financial roles and most recently was the Head of Group Reporting at NTL Inc., a large Nasdaq listed company and before that the European Chief Financial Officer of DVI Inc., a NYSE listed group. He is a member of the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers.

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

B.  COMPENSATION

The Company incurred directors' fees of $337,000 in 2008. No separate compensation was paid to the Company's officers.

C.  BOARD PRACTICES

As provided in the Company's bye-laws, each director shall hold office until the next Annual General Meeting following his election or until his successor is elected.  The officers of the Company are elected by the board of directors as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

The Company has established an audit committee comprised of Messrs. White and Wolcott, independent directors of the Company. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

Board practices and exemptions from the Nasdaq corporate governance rules

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

●
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law.  Both members of the audit committee currently meet Nasdaq's requirement of independence.

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

●
Pursuant to Nasdaq corporate governance rules and as a foreign private issuer, we are not required to solicit proxies or provide proxy statements to Nasdaq. Bermuda law does not require that we solicit proxies or provide proxy statements to Nasdaq. Consistent with Bermuda law and as provided in our bye-laws, we are also required to notify our shareholders of meetings no less than five days before the meeting.  Our bye-laws also provide that shareholders may designate a proxy to act on their behalf.

Other than as noted above, we are in full compliance with all other applicable Nasdaq corporate governance standards.

D.  EMPLOYEES

The Company has not had any employees since inception as the Manager is responsible for the management and administration of the Company.

E.  SHARE OWNERSHIP

As of June 30, 2009, none of the directors or officers of the Company owned any Common Shares of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of June 30, 2009 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock.

Beneficial Owner	Amount of Common Shares	Percentage Ownership
Oceanic Investment Management Ltd. (1)	953,303	5.57%

(1) Information derived from the Schedule 13G of Oceanic Investment Management Ltd. which was filed with the Commission on June 18, 2009.

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

None.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

To the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated.

Dividend Policy

The Company's policy is to make distributions to shareholders based on the Company's earnings and cash flow. The amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. There will be no guaranteed minimum hire and the Company may not be able to make distributions in quarters where the earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances. The declaration and payment of dividends will be subject at all times to the discretion of our board of directors.

In 2008, 2007 and 2006, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount per share
2008
February 26, 2008	March 7, 2008	$0.75
May 27, 2008	June 9, 2008	$0.75
August 22, 2008	September 9, 2008	$0.75
December 9, 2008	December 22, 2008	$0.50

2007
February 26, 2007	March 9, 2007	$0.80
May 26, 2007	June 11, 2007	$0.60
August 23, 2007	September 7, 2007	$0.60
November 23, 2007	December 7, 2007	$0.50

2006
February 23, 2006	March 9, 2006	$0.80
May 29, 2006	June 12, 2006	$1.00
August 25, 2006	September 8, 2006	$0.80
November 27, 2006	December 7, 2006	$1.00

On February 5, 2009, the Board declared a cash dividend of $0.25 per share for the fourth quarter of 2008 that was paid on March 2, 2009. On May 13, 2009, the Board declared a dividend of $nil for the first quarter of 2009.

B.  SIGNIFICANT CHANGES

Not applicable.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the Nasdaq Global Select Market, the annual high and low closing prices for the Common Shares as reported by the Nasdaq Global Select Market.

Fiscal year ended December 31,	High	Low
2008	$35.00	$10.01
2007	$34.00	$23.01
2006	$30.78	$20.42
2005	$47.50	$23.76
2004	$39.25	$12.52

The following table sets forth, for the two most recent fiscal years, the high and low closing prices for the Common Shares as reported by the Nasdaq Global Select Market.

Fiscal year ended December 31, 2008	High	Low
First quarter	$28.79	$20.25
Second quarter	$35.00	$26.00
Third quarter	$33.83	$23.30
Fourth quarter	$26.47	$10.01

Fiscal year ended December 31, 2007	High	Low
First quarter	$27.94	$23.01
Second quarter	$34.00	$27.00
Third quarter	$33.00	$23.25
Fourth quarter	$27.75	$23.01

The following table sets forth, for the most recent six months, the high and low closing prices for the Common Shares as reported by the Nasdaq Global Select Market.

Month	High	Low
May 2009	$16.95	$12.34
April 2009	$16.16	$12.71
March 2009	$15.96	$11.00
February 2009	$17.16	$13.17
January 2009	$16.20	$13.52
December 2008	$16.44	$12.32

The Company's shares of common stock have been quoted on the Nasdaq Global Select Market under the symbol "VLCCF" since its initial public offering in February 1997.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

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

C.  MATERIAL CONTRACTS

In May 2007, the Company announced that it had agreed to purchase two newbuilding contracts, each for a Capesize dry bulk carrier of approximately 170,000 dwt. The vessels will be built at Daehan Shipbuilding Co. Ltd. in the Republic of Korea with delivery scheduled for August and October 2009. The newbuilding contracts have been acquired from Golden Ocean Group Limited ("GOGL"), a company which has ordered a series of sister ships at the same yard. The contract price for the two vessels is $81 million per vessel. In addition, the Company will pay a 1% commission to GOGL for arranging the deal. GOGL is listed on the Oslo Stock Exchange and is an affiliate of Frontline, the parent company of the Manager. The supervision of the vessels' construction will be carried out by Frontline Management (Bermuda) Ltd. and the commercial operation will be contracted to Golden Ocean Management AS, a subsidiary of GOGL that operates the GOGL fleet.

D.  EXCHANGE CONTROLS

The Company is classified by the Bermuda Monetary Authority as a non-resident of Bermuda for exchange control purposes.

The transfer of ordinary shares between persons regarded as residing outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder and the issuance of ordinary shares to persons regarded as residing outside Bermuda for exchange control purposes may be effected without specific consent under the Exchange Control Act of 1972 and regulations thereunder. Issues and transfers of ordinary shares involving any person regarded as residing in Bermuda for exchange control purposes requires specific prior approval under the Exchange Control Act of 1972.

The owners of ordinary shares who ordinarily reside outside Bermuda are not subject to any restrictions on their rights to hold or vote their shares. Because the Company has been designated as a non-resident for Bermuda exchange control purposes, there are no restrictions on its ability to transfer funds in and out of Bermuda or to pay dividends to U.S. residents who are holders of ordinary shares, other than in respect of local Bermuda currency.

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income."

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% U.S. source income.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from U.S. ports. Unless exempt from U.S. taxation under Section 883 of the Code, or Section 883, the Company will be subject to U.S. federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Code Section 883

Under the relevant provisions of Section 883, the Company will be exempt from U.S. taxation on its U.S. source shipping income if:

(i)
It is organized in a qualified foreign country which is one that grants an equivalent exemption from tax to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, a "qualified foreign country", and which the Company refers to as the "country of organization requirement"; and

(ii)	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

●
the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

●
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50% Ownership Test."

The U.S. Treasury Department has recognized Bermuda, the country of incorporation of the Company, as a qualified foreign country. In addition, the U.S. Treasury Department has recognized Liberia, the country of incorporation of certain of the Company's vessel-owning subsidiaries, as a qualified foreign country.  Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility to qualify for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2008 tax year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's stock was primarily and regularly traded on the New York Stock Exchange.

Taxation in Absence of Internal Revenue Code Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of U.S. source income, the Company's U.S. source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

Gain on Sale of Vessels

Regardless of whether the Company qualifies for exemption under Section 883, the Company will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.  In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States.  It is expected that any sale of a vessel by the Company will be considered to occur outside of the United States.

Taxation of U.S. Holders

The following is a discussion of the material U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of Ordinary Shares.

As used herein, the term "U.S. Holder" means a beneficial owner of Ordinary Shares that (i) is a U.S. citizen or resident, a U.S. corporation or other U.S. entity taxable as a corporation, an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust and (ii) owns the Ordinary Shares as a capital asset, generally, for investment purposes.

If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding Ordinary Shares, you are encouraged to consult your own tax advisor on this issue.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to Ordinary shares to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under U.S. federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's tax basis in his Ordinary Shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a U.S. corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on Ordinary Shares to a U.S. Holder which is an individual, trust or estate (a "U.S. Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential U.S. federal income tax rates (currently through 2010) provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the Nasdaq Global Select Market on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been or will be); and (3) the U.S. Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

Legislation has been previously introduced in the U.S. Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's Ordinary Shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder's tax basis in such stock.  Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder's holding period in the Ordinary Shares is greater than one year at the time of the sale, exchange or other disposition.  A U.S. Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder held the Company's Ordinary Shares, either;

●
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), or

●	at least 50% of the average value of the assets held by the corporation during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether the Company is a PFIC, the Company will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock.  Income earned, or deemed earned, by the Company in connection with the performance of services would not constitute passive income.  By contrast, rental income would generally constitute "passive income" unless the company is treated under specific rules as deriving its rental income in the active conduct of a trade or business.

Based on the Company's current operations and future projections, the company does not believe that it is, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities of its wholly-owned subsidiaries should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute passive assets for purposes of determining whether the Company is a PFIC.  The Company believes there is substantial legal authority supporting its position consisting of case law and Internal Revenue Service pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing passive foreign investment companies, the Internal Revenue Service or a court could disagree with this position.  In addition, the Company intends to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat the Company as a "Qualified Electing Fund," which election is referred to as a "QEF election." As an alternative to making a QEF election, a U.S. Holder should be able to make a "mark-to-market" election with respect to the Ordinary Shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election, which U.S. Holder is referred to as an "Electing Holder," the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from the Company by the Electing Holder.  The Electing Holder's adjusted tax basis in the Ordinary Shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Ordinary Shares and will not be taxed again once distributed.  An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Ordinary Shares.

Taxation of U.S. Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the Ordinary Shares are treated as "marketable stock," a U.S. Holder would be allowed to make a "mark-to-market" election with respect to the Company's Ordinary Shares.  If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over such holder's adjusted tax basis in the Ordinary Shares.  The U.S. Holder would also be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder's adjusted tax basis in the Ordinary Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  A U.S. Holder's tax basis in his Ordinary Shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the Ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the U.S. Holder.

Taxation of U.S. Holders Not Making a Timely QEF or "Mark-to-Market" Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom is referred to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the Ordinary Shares), and (2) any gain realized on the sale, exchange or other disposition of the Ordinary Shares.  Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing Holders' aggregate holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Ordinary Shares.  If a Non-Electing Holder who is an individual dies while owning the Ordinary Shares, such holder's successor generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if paid to a non-corporate U.S. Holder who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the Internal Revenue Service that he has failed to report all interest or dividends required to be shown on his federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his Ordinary Shares to or through a U.S. office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the holder establishes an exemption.  If a holders sells his Ordinary Shares through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non-U.S. office of a broker that is a U.S. person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed then taxpayer's income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

Bermuda Taxation

Bermuda currently imposes no tax  (including a tax in the nature of an income, estate  duty,  inheritance,  capital  transfer or  withholding  tax) on profits, income,  capital  gains or  appreciations  derived  by,  or  dividends  or other distributions paid to U.S. Shareholders of Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on U.S. Shareholders of Ordinary Shares prior to the year 2016 except in so far as such tax applies to  persons  ordinarily resident in Bermuda. The Company is not eligible for the benefits of any tax treaty between the United States and Bermuda.

Liberian Taxation

The Republic of Liberia enacted a new income tax act effective as of January 1, 2001, or the New Act.  In contrast to the income tax law previously in effect since 1977, or the Prior Law, which the New Act repealed in its entirety, the New Act does not distinguish between the taxation of a non-resident Liberian corporation, such as the Company's Liberian subsidiaries, which conduct no business in Liberia and were wholly exempted from tax under the Prior Law, and the taxation of ordinary resident Liberian corporations.

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company's Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law.

If the Company's Liberian subsidiaries were subject to Liberian income tax under the New Act, the Company's Liberian subsidiaries would be subject to tax at a rate of 35% on their worldwide income.  As a result, their, and subsequently the Company's, net income and cash flow would be materially reduced by the amount of the applicable tax.  In addition, the Company, as shareholder of the Liberian subsidiaries, would be subject to Liberian withholding tax on dividends paid by the Liberian subsidiaries at rates ranging from 15% to 20%.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates primarily resulting from the floating rate of the Company's borrowings.  The Company does not currently utilize interest rate swaps to manage such interest rate risk.  The Company has not entered into any financial instruments for speculative or trading purposes.

The Company's borrowings as of December 31, 2008 of $103.0 million (December 31, 2007: $112.0 million) bear interest at an annual rate of LIBOR plus a margin of 0.7%. A 1% change in interest rates would increase or decrease interest expense by $1.0 million per year as of December 31, 2008. The fair value of the loan facility at December 31, 2008 was equal to the carrying amount of the facility at the same date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2008. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2008. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2008.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by MSPC Certified Public Accountants and Advisors, a Professional Corporation, ("MSPC"), an independent registered public accounting firm, as stated in their report which appears herein.

c)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company's audit committee has one audit committee financial expert. Mr. David White is an independent director and is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all entities controlled by the Company and all employees, directors, officers and agents of the Company, including representatives and agents of the Company's Manager. The code of ethics has previously been filed as Exhibit 11.1 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31 2003, filed with the Securities and Exchange Commission on June 2, 2004, and is hereby incorporated by reference into this annual report.

The Company has posted a copy of its code of ethics on its website at www.knightsbridgetankers.com. The Company will provide any person, free of charge, a copy of its code of ethics upon written request to the Company's registered office.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for 2008 and 2007 was MSPC. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by MSPC.

(in $)	2008	2007

Audit Fees (a)	220,000	200,000
Audit-Related Fees (b)	-	-
Tax Fees (c)	-	-
All Other Fees (d)	3,738	4,600
Total	223,738	204,600

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements.

(b)           Audit–Related Fees
Audit-related fees consisted of assurance and related services rendered by the principal accountant related to the performance of the audit or review of our financial statements which have not been reported under Audit Fees above.

(c)           Tax Fees
Tax fees represent fees for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.

(d)           All Other Fees
All other fees include services other than audit fees, audit-related fees and tax fees set forth above.

Our Board of Directors has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2008 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

Pursuant to the Nasdaq listing standards available to foreign private issuers, we are not required to comply with all of the corporate governance practices followed by U.S. companies under the NASDAQ listing standards.  The significant differences between our corporate governance practices and the NASDAQ standards applicable to listed U.S. companies are set forth below.

Executive Sessions.  Nasdaq requires that non-management directors meet regularly in executive sessions without management.  As permitted under Bermuda law and our byelaws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Audit Committee.  Nasdaq requires, among other things, that a listed U.S company have an audit committee with a minimum of three independent members.  As permitted under Bermuda law and our byelaws, our audit committee consists of two members which currently meets the Nasdaq independence requirements.

Nominating/Corporate Governance Committee.  Nasdaq requires that a listed U.S. company have a nominating/corporate governance committee composed solely of independent directors.  As permitted under Bermuda law and our byelaws, we do not currently have a nominating or corporate governance committee.  Our board of directors is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Compensation Committee.  Nasdaq requires that a listed U.S. company have a compensation committee composed solely of independent directors.  As permitted under Bermuda law and our byelaws, compensation of executive officers is not required to be determined by a committee composed of independent members.

Related Party Transactions.  Nasdaq requires that a listed U.S. company conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's audit committee or another independent body of the board of directors.  As permitted under Bermuda law and our byelaws, our directors are not prohibited from being a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, provided that the director makes proper disclosure of same as required by our byelaws and Bermuda law.

Proxy Materials.  Nasdaq requires that a listed U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to Nasdaq.  As permitted under Bermuda law and our byelaws, we do not currently solicit proxies or provide proxy materials to Nasdaq.  Our byelaws also require that we notify our shareholders of meetings no less than 5 days before the meeting.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number                       Description of Exhibit

1.1	Memorandum of Association of the Company. *

1.2	Amended Bye-Laws of the Company. **

4.1	Form of Shipbuilding Contract.

8.1	Significant Subsidiaries at June 30, 2009.

11.1	Code of Ethics.***

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*	Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.
**	Incorporated by reference to Exhibit No. 4.2 in the Company's Annual report on Form 20-F for the fiscal year ended December 31, 2005.
***	Incorporated by reference to the same Exhibit No. of the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2003.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

/s/ Inger M. Klemp
_____________________
Inger M. Klemp
Chief Financial Officer
Dated:  June 30, 2009

Index to Consolidated Financial Statements of Knightsbridge Tankers Limited

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008.  We also have audited the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/ MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
June 30, 2009

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2008, 2007 and 2006
(in thousands of $, except per share data)

	2008	2007	2006
Operating revenues
Time charter revenues	74,837	53,814	42,445
Voyage charter revenues	8,077	34,346	63,283
Total operating revenues	82,914	88,160	105,728
Gain on sale of assets	-	49,119	-
Operating expenses
Voyage expenses and commission	4,012	12,872	20,015
Ship operating expenses	14,535	15,544	15,835
Administrative expenses	1,538	1,481	1,492
Depreciation	13,711	17,016	17,121
Total operating expenses	33,796	46,913	54,463
Net operating income	49,118	90,366	51,265
Other income (expenses)
Interest income	2,336	1,026	1,383
Interest expense	(3,216)	(6,373)	(6,881)
Other financial items	(184)	(183)	(50)
Net other expenses	(1,064)	(5,530)	(5,548)
Net income	48,054	84,836	45,717
Per share information:
Earnings per share: basic and diluted Cash dividends per share declared	$2.81 $2.75	$4.96 $2.50	$2.67 $3.60

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2008 and 2007
(in thousands of $)

	2008	2007
ASSETS
Current assets
Cash and cash equivalents	77,998	82,143
Restricted cash	10,000	10,000
Trade accounts receivable, net	2,745	4,843
Other receivables	446	5,836
Inventories	1,222	3,923
Prepaid expenses and accrued income	475	608
Total current assets	92,886	107,353
Vessels, net	187,360	201,072
Newbuildings	51,305	33,459
Deferred charges	134	282
Total assets	331,685	342,166

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	42,560	8,960
Trade accounts payable	1,820	620
Accrued expenses	2,111	5,861
Other current liabilities	2,409	2,409
Total current liabilities	48,900	17,850
Long-term liabilities
Long-term debt	60,480	103,040
Total liabilities	109,380	120,890
Commitments and contingencies
Stockholders' equity
Share capital	171	171
Contributed capital surplus	179,019	179,019
Retained earnings	43,115	42,086
Total stockholders' equity	222,305	221,276
Total liabilities and stockholders' equity	331,685	342,166

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended
December 31, 2008, 2007 and 2006
(in thousands of $)

	2008	2007	2006

Net income	48,054	84,836	45,717
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	13,712	17,016	17,121
Amortization of deferred charges	148	148	70
Gain on sale of assets	-	(49,119)	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	2,097	3,330	(902)
Other receivables	5,389	(5,170)	473
Inventories	2,702	(1,302)	(609)
Voyages in progress	-	2,273	1,394
Prepaid expenses and accrued income	133	20	17
Trade accounts payable	1,201	(7,112)	6,120
Accrued expenses	(3,749)	2,789	(228)
Other current liabilities	-	477	(520)
Net cash provided by operating activities	69,687	48,186	68,653
Investing activities
Additions to newbuildings	(17,847)	(33,459)	-
Proceeds from sale of asset	-	98,980	-
Net cash (used in) provided by investing activities	(17,847)	65,521	-
Financing activities
Proceeds from long-term debt and credit facilities	-	33,600	87
Repayments of long-term debt and credit facilities	(8,960)	(30,811)	(11,276)
Debt fees paid	-	(141)	-
Dividends paid	(47,025)	(42,750)	(61,560)
Net cash used in financing activities	(55,985)	(40,102)	(72,749)
Net (decrease) increase in cash and cash equivalents	(4, 145)	73,605	(4,096)
Cash and cash equivalents at beginning of year	82,143	8,538	12,634
Cash and cash equivalents at end of year	77,998	82,143	8,538

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	3,219	6,416	6,791

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2008, 2007 and 2006
(in thousands of $, except number of shares)

	2008	2007	2006
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year	17,100,000	17,100,000	17,100,000

SHARE CAPITAL
Balance at beginning and end of year	171	171	171

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of year	179,019	179,019	194,862
Distributions to stockholders	-	-	(15,843)
Balance at end of year	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of year	42,086	-	-
Net income	48,054	84,836	45,717
Dividends paid	(47,025)	(42,750)	(45,717)
Balance at end of year	43,115	42,086	-
Total Stockholders' Equity	222,305	221,276	179,190

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs and certain related activities. The Company has subsequently expanded its scope of activities and currently has two newbuildings under construction, both Capesize dry bulk carriers of approximately 170,000 dwt, which are scheduled for delivery in the second half of 2009. The Company's shares are listed on the Nasdaq Global Select Market.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), an indirect wholly-owned subsidiary of Frontline Ltd.

In December 2007, the only vessel then operating in the spot market was sold with delivery taking place during February 2008. The remaining four vessels in the fleet were then operating in the time charter market. Two vessels are on charter for four and five years respectively, both earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. These charters commenced in 2007. One vessel is on a three year time charter earning a rate of $45,000 per day. This charter is due to expire in 2010. The remaining vessel has been operating in the spot market following the expiry of its time charter in March 2009. The Company's newbuilding dry bulk carriers are due to commence five year time charters upon delivery earning a rate of $40,000 and $53,000 per day.

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

Revenue and expense recognition
Revenues are generated from freight billings and time charter hires. Time charter revenues are recorded over the term of the charter as service is provided. Under a voyage charter the revenues and associated voyage costs are recognized ratably over the estimated duration of the voyage, which is measured from completion of discharge to completion of discharge. Voyage revenues and expenses are recognized rateably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses rateably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are accrued in full at the time such losses can be estimated. Amounts receivable from profit sharing arrangements are accrued based on the time charter equivalent rates achieved through vessel deployment over the preceding quarter in the market for certain key routes and are not contingent on the performance of the Company. This amount is calculated and accounted for on a quarterly basis and is received on a quarterly basis. Each quarterly settlement is final and does not get carried forward to the next quarter. There is no consideration of future performance in the recording of profit sharing revenue.

Leases
The current charters for the Company's four vessels are classified as operating leases by the Company.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash consists of bank deposits maintained in accordance with contractual loan arrangements.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

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

3.	RECENTLY ISSUED ACCOUNTING STANDARDS

In September 2006, the Financial Accounting Standards Board ('FASB') issued Financial Accounting Standard No. 157, Fair Value Measurements, ('FAS 157'), and is effective for fiscal years beginning after November 15, 2007. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement establishes a fair value hierarchy that distinguishes between market participant assumptions developed based on market data obtained from sources independent of the reported entity and the reported entities own assumptions about market participant assumptions developed based on the best information available in the circumstances. In February 2008, the FASB issued a staff position that delays the effective date of FAS 157 for certain nonfinancial assets and liabilities to fiscal years beginning on or after November 15, 2008. The Company's adoption of FAS 157 did not have a material effect on the consolidated financial statements. Adoption of the delayed provisions of FAS 157 is not expected to have a material effect on the Company's consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standard No. 159, The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 allows  entities to choose to measure many financial instruments and certain other items at fair value, with unrealized gains and losses related to these financial instruments being reported in earnings at each subsequent reporting date. FAS 159 is effective for fiscal years beginning after November 15, 2007. The Company's adoption of this statement did not have a material effect on the consolidated financial statements.

In December 2007, the FASB issued Statements No. 141(R), Business Combinations, ('FAS 141(R)'), and No. 160 Noncontrolling Interests in Consolidated Financial Statements, ('FAS 160'). Together these statements can affect the way companies account for future business combinations and noncontrolling interests. FAS 141(R) requires, amongst other changes, recognition of subsequent changes in the fair value of contingent consideration in the Statement of Operations rather than against Goodwill, and transaction costs to be recognized immediately in the Statement of Operations. FAS 160 clarifies the classification of non controlling interests (i.e. minority owners' interests in subsidiaries) in consolidated balance sheets and the accounting for and reporting of transactions between the reporting entity and holders of such non controlling interests. In particular the minority owners' interest in subsidiaries should be presented in the consolidated balance sheet within equity, but separate from the parent's equity. Similarly the amount of net income attributable to the parent and to the minority interest be clearly identified and presented on the consolidated statement of income. Both FAS 141(R) and FAS 160 are effective for transactions completed in fiscal years beginning after December 15, 2008. Adoption of FAS 141(R) and FAS 160 by the Company in the financial statements beginning January 1, 2009 is not expected to have a material effect on the Company's consolidated financial statements.

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, Disclosures about Derivative Instruments and Hedging Activities ('FAS 161'). This standard amends and expands the disclosure requirements of FASB Statement 133, Accounting for Derivative Instruments and Hedging Activities, and is effective for fiscal years beginning after November 15, 2008. FAS 161 requires enhanced disclosures that better convey the purpose of an entity's derivative and hedging activities in terms of the risk it intends to manage. In addition to other disclosure requirements, the statement requires disclosure of the reasons for holding or issuing derivative instruments in the context of its overall risk exposure. The Company's adoption of FAS 161 is not expected to have a material effect on the Company's consolidated financial statements.

In May 2008, the FASB issued Statement of Financial Accounting Standard No. 162, The Hierarchy of Generally Accepted Accounting Principles, ('FAS 162'). This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Adoption of FAS 162 is not expected to have a material effect on the Company's consolidated financial statements.

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

5.	SEGMENT INFORMATION

The Company has only one reportable segment.

6.	LEASES

The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2008 are as follows:

Year ending December 31,
(in thousands of $)
2009	46,184
2010	31,428
2011	20,687
2012	5,926
2013	-
Total minimum lease revenues	104,225

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2008 was $352.3 million and $164.9 million respectively and at December 31, 2007 were $352.3 million and $151.2 million respectively.

7.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2007 $0.2 million).

8.	NEWBUILDINGS

(in thousands of $)	2008	2007
Newbuildings	51,305	33,459

The carrying value of newbuildings represents accumulated costs paid in purchase installments, other capital expenditures and capitalized loan interest.  Interest capitalized in the cost of newbuildings during the year totaled $1.4 million. (2007: $1.0 million).

9.	VESSELS

(in thousands of $)	2008	2007
Cost	352,308	352,308
Accumulated depreciation	(164,948)	(151,236)
Net book value at end of year	187,360	201,072

Depreciation expense was $13.7 million, $17.0 million and $17.1 million for the years ended December 31, 2008, 2007 and 2006, respectively.

10.	DEFERRED CHARGES

Deferred charges represent debt arrangement fees that are capitalized and amortized on a straight-line basis to interest expense over the life of the debt instrument. The deferred charges are comprised of the following amounts:

(in thousands of $)	2008	2007
Capitalized financing fees and expenses	523	523
Accumulated amortization	(389)	(241)
Net book value at end of year	134	282

11.	DEBT

(in thousands of $)	2008	2007
US dollar denominated floating rate debt	103,040	112,000
Total debt	103,040	112,000
Less: Current portion	(42,560)	(8,960)
	60,480	103,040

The average interest rate for the floating rate debt was 4.3% for the year ended December 31, 2008 and 6.1% for the year ended December 31, 2007.

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

Newbuilding Loan Extension
In May 2007, the Company took out an extension of the credit facility and drew two tranches of $16.8 million each to fund installment payments on two newbuilding contracts. The facility is secured on the same basis as the original loan and is subject to the same covenants as the original loan. The tranches are repayable on the delivery of the newbuilding vessels to the Company, which is expected to be in July and October 2009.

The outstanding debt as of December 31, 2008 is repayable as follows:

Year ending December 31,
(in thousands of $)
2009	42,560
2010	8,960
2011 and thereafter	51,520
Total debt	103,040

12.	SHARE CAPITAL

Authorized, issued and fully paid share capital:

(in thousands of $)	2008	2007
17,100,000 ordinary shares of $0.01 each	171	171

13.	FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2008, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2008 and 2007 are as follows:

	2008	2008	2007	2007
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	77,998	77,998	82,143	82,143
Restricted cash	10,000	10,000	10,000	10,000
Floating rate debt	103,040	103,040	112,000	112,000

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea bank. The latter two banks deal with the money market transactions. The Company does not require collateral or other security to support financial instruments subject to credit risk.

In 2008, three customers accounted for $74.8 million, or 91% of gross revenue, whilst in 2007 four customers accounted for $81.0 million or 92% of gross revenue. In 2006 four customers accounted for $71.1 million or 67% of gross revenues. Customers with revenues of more than 10% of the total revenue earned in 2008 are listed below.

	Revenue (in thousands of $)	Percentage of revenue
Malaysia International Shipping Corporation	11,312	14%
Frontline Ltd	47,162	57%
Great Elephant Corporation	16,363	20%
	74,837	91%

14.	MANAGEMENT OF COMPANY

On February 12, 1997, the Company entered into a management agreement with the Manager under which the Manager provided certain administrative, management and advisory services to the Company for an amount of $750,000 per year. Effective February 2004, the Company entered into an amendment to the agreement with the Manager. The management fee has been amended to $630,000 per year, in addition to a commission of 1.25 per cent on gross freight revenues. Pursuant to the terms of the amendment, the Company is now responsible for paying its own administrative expenses. In February 2006, the management fee was increased to $1,150,000 per annum.

15.	COMMITMENTS AND CONTINGENCIES

The Company has contracts for the construction of two Capesize newbuildings at Daehan Shipbuilding Co. Ltd in the Republic of Korea. These vessels are scheduled for delivery in 2009. As of December 31, 2008 the Company was committed to make further installments of $113.4 million under these contracts.

16.	SUBSEQUENT EVENTS

On May 31, 2009, the remaining installments due on our newbuilding Capesize vessels, which are due to be paid by the time of the vessels' deliveries, totaled $81.0 million. In addition, credit facilities of $33.6 million are due to be repaid upon delivery of the newbuildings. The Company intends to fund these commitments from existing cash resources and new bank financing committed in June 2009.