Form 20-F
period 2009-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2010-03-17
CIK 1029145

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________________________

For the transition period from _________________ to _________________

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

17,100,000 Common Shares, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2009, 2008 and 2007, and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2009 and 2008, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2006 and 2005, and the selected balance sheet data with respect to the fiscal years ended December 31, 2007, 2006 and 2005 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2009	2008	2007	2006	2005
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	67,339	82,914	88,160	105,728	100,179
Total operating expenses	43,583	33,796	46,913	54,463	51,778
Net operating income	23,756	49,118	90,366	51,265	48,401
Net income	21,680	48,054	84,836	45,717	43,967
Earnings per common share
- basic and diluted	1.27	2.81	4.96	2.67	2.57
Cash dividend declared per share	0.25	2.75	2.50	3.60	4.55

Balance Sheet Data (at end of year):
Cash and cash equivalents	7,964	77,998	82,143	8,538	12,634
Restricted cash	10,000	10,000	10,000	10,000	10,000
Newbuildings	-	51,305	33,459	-	-
Vessels, net	344,399	187,360	201,072	267,949	285,070
Total assets	374,946	331,685	342,166	301,499	323,159
Current portion of long-term debt	13,960	42,560	8,960	11,211	11,200
Long-term debt	106,520	60,480	103,040	98,000	109,200
Share capital	171	171	171	171	171
Stockholders' equity	239,710	222,305	221,276	179,190	195,033
Common shares outstanding	17,100,000	17,100,000	17,100,000	17,100,000	17,100,000

Other Financial Data:

Equity to assets ratio (percentage) (1)	63.9%	67.0%	64.7%	59.4%	60.4%
Debt to equity ratio (2)	0.5	0.5	0.5	0.6	0.6
Price earnings ratio (3)	10.4	5.2	4.9	8.9	9.4
Time charter equivalent revenue (4)	58,751	78,902	75,288	85,713	83,720

(1)	Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
(2)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities, including obligations under capital leases, divided by stockholders' equity.
(3)	Price earnings ratio is calculated using the year end share price divided by basic earnings per share.
(4)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2009	2008	2007	2006	2005
(in thousands of $)
Total operating revenues	67,339	82,914	88,160	105,728	100,179
Less: Voyage expense	(8,588)	(4,012)	(12,872)	(20,015)	(16,459)
Time charter equivalent revenue	58,751	78,902	75,288	85,713	83,720

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

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and dry bulk cargoes. We own and operate, through our subsidiaries, a fleet of six vessels, consisting of four double hull Very Large Crude Carrier oil tankers, or VLCCs, and two Capesize dry bulk carriers. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

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

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008, and rising to approximately $75 per barrel in mid-February 2010.

Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

●	increased crude oil production from other areas;

●	increased refining capacity in the Arabian Gulf or West Africa;

●	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

●	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

●	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

●	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

Currently, shipyards are booked to produce a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

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

Demand for our dry bulk vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk carriers currently on order with shipyards, the capacity of the global dry bulk carrier fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. Adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings and our ability to comply with our loan covenants

The Baltic Exchange Capesize Index, or CS4TC, a daily equally weighted average of the four main Capesize routes declined from a high of approximately $222,800 per day in May 2008 to a low of approximately $2,400 per day in November 2008, which represents a decline of 99%. From November 2008, it rose to approximately $52,700 per day in October 2009, which emphasizes the volatility of this market. The general decline in the dry bulk carrier charter market has resulted in lower charter rates for vessels exposed to the spot market and time charters linked to the CS4TC. Our ability to obtain renewal charters upon the expiration of our current charters or charters for new vessels that we may acquire in the future will be directly impacted by prevailing charter rates.

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

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings.

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates and, in turn, adversely affect our profitability

The market supply of dry bulk carriers has been increasing, and the number of dry bulk carriers on order is near historic highs. Dry bulk newbuildings were delivered in significant numbers starting at the beginning of 2006 and continue to be delivered in significant numbers. As of September 30, 2009, Capesize newbuilding orders had been placed for an aggregate of more than 77% of the current global Capesize fleet, with deliveries expected during the next 36 months. According to market sources approximately 60% is contracted at established yards, while the other 40% is contracted at yards that are less established and whose viability may be uncertain. Due to lack of financing many analysts expect significant cancellations and/ or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of dry bulk carrier capacity, particularly in conjunction with the currently low level of demand, could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. If the current low charter rate environment persists, or a further reduction occurs, during a period when the current charters for our dry bulk carriers expire or are terminated, we may only be able to recharter those vessels at reduced rates or we may not be able to charter our vessels at all.

Shipping Generally

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

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 and 2009, the frequency of piracy incidents against commercial shipping vessels increased significantly, particularly in the Gulf of Aden off the coast of Somalia. For example, in November 2008, the M/V Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million. If these pirate attacks result in regions in which our vessels are deployed being characterized as "war risk" zones by insurers, as the Gulf of Aden temporarily was in May 2008, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

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

OPA also provides for the scheduled phase-out of all non-double-hull tankers that carry oil in bulk in United States waters. The IMO and the EU have adopted separate phase-out schedules applicable to single-hull tankers operating in international and EU waters, respectively. These regulations could reduce the demand for single-hull tankers, force the remaining single-hull vessels into less desirable trading routes, increase the number of vessels trading in routes open to single-hull vessels and could increase demands for further restrictions in the remaining jurisdictions that permit the operation of these vessels. As a result, single-hull vessels are likely to be chartered less frequently and at lower rates.

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

Our vessels may call on ports located in countries that are subject to restrictions imposed by the United States government, which could adversely affect investor perceptions

From time to time, vessels in our fleet may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the United States government as state sponsors of terrorism. Although these sanctions and embargoes do not prevent our vessels from making calls to ports in these countries, potential investors could view such port calls negatively, which could adversely affect our reputation and the market for our shares. Investor perception of the value of our shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our results of operations, financial condition and cash flows, and could cause the market price of our ordinary shares to decline

Over the last year, global financial markets have experienced extraordinary disruption and volatility following adverse changes in the global credit markets. The credit markets in the United States have experienced significant contraction, deleveraging and reduced liquidity, and governments around the world have taken highly significant measures in response to such events, and may implement other significant responses in the future.

Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission, other regulators, self-regulatory organizations and exchanges have enacted temporary emergency regulations and may take other extraordinary actions in the event of market emergencies and may effect permanent changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered into bankruptcy proceedings or are in regulatory enforcement actions. These difficulties have resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties have been compounded by a general decline in the willingness by banks and other financial institutions to extend credit. These difficulties may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

We face risks attendant to changes in economic environments, changes in interest rates and instability in securities markets around the world, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, including proposals to reform the financial system, may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our shares to decline significantly or impair our ability to make distributions to our shareholders.

Risks Related to Our Business

A drop in spot charter rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the tanker or dry bulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

The operation of dry bulk carriers and tankers each involve certain unique operational risks

The operation of dry bulk carriers has certain unique operational risks. With a dry bulk carrier, the cargo itself and its interaction with the ship can be a risk factor.  By their nature, dry bulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk carrier. Dry bulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea.  Hull breaches in dry bulk carriers may lead to the flooding of their holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the dry bulk carrier's bulkheads leading to the loss of the dry bulk carrier.

The operation of tankers has unique operational risks associated with the transportation of oil. An oil spill may cause significant environmental damage, and a catastrophic spill could exceed the insurance coverage available. Compared to other types of vessels, tankers are exposed to a higher risk of damage and loss by fire, whether ignited by a terrorist attack, collision, or other cause, due to the high flammability and high volume of the oil transported in tankers.

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings

Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us.  Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Defects or problems discovered after purchase may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. We may not receive the benefit of warranties on secondhand vessels. Increased drydocking costs or vessels off-hire may adversely affect our earnings.

The volatility in both dry bulk and tanker charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity.  For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital.  The market value of dry bulk and tanker vessels is sensitive, among other things, to changes in the dry bulk and tanker charter markets, respectively, with vessel values deteriorating in times when dry bulk and tanker charter rates, as applicable, are falling and improving when charter rates are anticipated to rise. Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital.  Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operation and our ability to implement our business strategy.

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

We may be unable to successfully compete with other vessel operators for charters, which would adversely affect our results of operations and financial position

The operation of tankers and dry bulk vessels and transportation of crude and petroleum products and dry bulk cargoes is extremely competitive. Through our operating subsidiaries we compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker and dry bulk markets are highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which would adversely affect our results of operations and financial position.

We receive a portion of our charterhire revenue from a limited number of customers including Frontline

We will derive a significant portion of our revenues from charters with Frontline Ltd, or Frontline, a publicly-traded shipping company, which is the parent of our Manager, for two of our six vessels.  If we were to lose one or both of our charters with Frontline, or any of our other customers, we may be unable to find a suitable replacement charter for the related vessel on terms as favorable to us as under our current charters. The loss of any of our customers could have a material adverse effect on our revenues and results of operations.

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

Currently, five of our six vessels are contractually committed to time charters, with the remaining terms of these charters expiring on dates between 2010 and 2014. Our sixth vessel, a tanker, is currently operating in the spot market. Although our time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer

We have recently expanded our fleet from four to six vessels and diversified from a pure tanker fleet to a fleet of which one-third are dry bulk carriers. We may not be able to continue to hire suitable employees as we expand our fleet and diversify.  If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charterparties with our customers and our credit facilities. These agreements subject us to counterparty risks. The ability of each of our counterparties to perform its obligations under a contract with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the maritime and offshore industries, the overall financial condition of the counterparty, charter rates received for specific types of vessels, and various expenses. Should a counterparty fail to honor its obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Fuel or bunker prices, may adversely affect our profits

For vessels on voyage charters, fuel oil, or bunkers, is a significant, if not the largest, expense. Changes in the price of fuel may adversely affect our profitability to the extent we have vessels on voyage charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Operational risks and damage to our vessels could adversely impact our performance

If our vessels suffer damage due to inherent operational risks, we may experience unexpected drydocking costs and delays or total loss of our vessels, which may adversely affect our revenues and business and financial condition.

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

Changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

Incurrence of expenses or liabilities may reduce or eliminate distributions

Our policy is to make distributions to shareholders based on earnings and cash flow. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. Our loan agreements require the bank's written consent prior to a dividend payment.  In addition, the declaration and payment of dividends is subject at all times to the discretion of our Board of Directors, or Board.  We cannot assure you that we will pay dividends.

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

If the volatility in LIBOR resumes, it could affect our profitability, earnings and cash flow

The London Interbank Offered Rate, or LIBOR, has shown high volatility in 2008 and 2009, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States holders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Prior to its 2004 taxable year, the Company was treated as a PFIC. As a result of a change in its operations, the Company should not be a PFIC with respect to any taxable year beginning with its 2004 taxable year. In the opinion of Seward & Kissel LLP, based upon the Company's operations as described herein, its income from time charters should not be treated as passive income for purposes of determining whether it is a passive foreign investment company. Accordingly, the Company's income from its time chartering activities should not constitute "passive income," and the assets that the Company owns and operates in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and United States Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that the Company is a PFIC.  Moreover, no assurance can be given that the Company would not constitute a PFIC for any future taxable year if the nature and extent of the Company's operations changed.

If the IRS were to find that the Company is a PFIC for any taxable year, United States shareholders of the Company who held shares during such taxable year would face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation Considerations – United States Federal Income Taxation – United States Federal Income Taxation of United States Holders "), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of the common shares.  See "Taxation Considerations – United States Federal Income Taxation – United States Federal Income Taxation of United States Holders" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if the Company is treated as a PFIC.

The Company may have to pay tax on United States source income, which would reduce its earnings

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as the Company and its subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations recently promulgated thereunder.

In the opinion of Seward & Kissel LLP, the Company and its subsidiaries should qualify for this statutory tax exemption. The Company will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond the Company's control that could cause it to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on its United States source income. For example, the Company would no longer qualify for exemption under Code section 883 for a particular taxable year if shareholders with a five percent or greater interest in the Company's stock owned, in the aggregate, 50% or more of the outstanding shares of the Company's common stock for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on the tax-exempt status of the Company or any of its subsidiaries.

If the Company or its subsidiaries were not entitled to exemption under Section 883 for any taxable year, they could be subject for those years to 4% United States federal income tax on the shipping income these companies derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on the Company's business and would result in decreased earnings available for distribution to the Company's shareholders.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-6935. References herein to the Company or to "we" or "us" include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries, five very large crude oil carriers. The Company used the net proceeds of its initial public offering and bank debt to fund the purchase of these vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its vessels to Shell International on long-term bareboat charters. The term of each of these charters was a minimum of seven years, with options for Shell International to extend the period for each vessel's charter. Shell International did not extend the bareboat charters for any of the vessels.  Consequently, the charters expired for all five vessels, in accordance with their terms, during March 2004 and the vessels were redelivered to the Company.

Following the redelivery of its original vessels, we entered into a five year time charter for one of our vessels, which expired in March 2009, while two of our vessels were time chartered for a period of three years, which expired in May 2007. We then entered into four and five year time charter agreements with Frontline Ltd. (NYSE: FRO; OSE: FRO), a Bermuda based publicly listed tanker owner and operator, which is the parent of our Manager as described below to replace the charters which expired in May 2007. Our remaining two vessels had been trading on the spot market and from April 2005, participated in a pooling arrangement with Frontline. During March 2007, the pooling arrangement with Frontline was terminated, and we commenced a three year time charter for one of the vessels, leaving one vessel trading in the spot market. That vessel was sold in December 2007. We currently own and operate six vessels, five of which are employed on time charters. One vessel, which has been operating in the spot market, will be operating under a 30-month bareboat charter contract from late March 2010.

In May 2007, we entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan Shipbuilding Co Ltd in the Republic of Korea. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009.

B.  BUSINESS OVERVIEW

Our primary business activity is currently the international seaborne transportation of crude oil and dry bulk cargoes. Our current fleet consists of four double-hull VLCCs, one of which was built in 1996 and three of which were built in 1995, and two Capesize dry bulk carriers that were delivered to us in 2009. Each of our vessels is owned by a subsidiary and has been flagged in the Marshall Islands.  In addition to the VLCCs, the Company charters two Capesize dry bulk carriers Our total carrying capacity is 1.53 million dwt. The following chart provides information on the deployment of our vessels as of December 31, 2009:

Vessel Name	Type	Employment	Expiration Date

Camden (1)	VLCC	Spot	n/a
Mayfair	VLCC	Time charter	April 2010
Hampstead	VLCC	Time charter	May 2012
Kensington	VLCC	Time charter	May 2011
Battersea (2)	Capesize	Time charter	August 2014
Belgravia (3)	Capesize	Time charter	October 2014

(1)  We have entered into a 30-month bareboat charter contract for this vessel, which is scheduled to commence late March 2010.
(2)  This vessel was delivered to us in August 2009.
(3)  This vessel was delivered to us in October 2009.

Our principal executive offices are located in Hamilton, Bermuda.

Strategy

Our business strategy is to operate a diversified fleet of VLCCs and Capesize dry bulk carriers with flexibility to adjust our exposure to the tanker and dry bulk markets depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker and dry bulk capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions.

Our goal is to generate competitive returns for our shareholders. In February 2010, our Board, determined to resume the payment of quarterly dividend distributions and declared a dividend of $0.30 per share with respect to the fourth quarter of 2009. We did not declare a dividend with respect to the first, second or third quarter of 2009 and we cannot guarantee that we will pay a dividend in any future quarters. The level of any future dividend will be guided by present earnings, market prospects, current capital expenditure programs as well as investment opportunities.

Management Structure

Our Board decided, at the incorporation of the Company, to contract the day-to-day management services of the Company and its subsidiaries, rather than to establish a proprietary management organization. This policy was based on the availability of such services in the market on terms which we consider more cost efficient to us than the alternative. The Board has not seen any reason to change this policy since it was formulated. All of the management services contracted in by the Company and its subsidiaries are subject to the Board's or, as the case may be, the board of the relevant subsidiary's, sole right to determine the overall objectives and policies of the Company and its subsidiaries. Further, all matters of material importance to or of an extraordinary nature in respect of our business are decided by the Board.

General Management Agreement

We are provided with general administrative services by ICB Shipping (Bermuda) Limited, or the Manager, on the terms set forth in a management agreement dated February 12, 1997, as subsequently amended by an amendment no. 1 thereto dated March 1, 2004, or the Management Agreement. The Manager is a wholly owned subsidiary of Frontline. The Manager subcontracts all the services delivered to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. The fee payable to the Manager pursuant to the terms of the Management Agreement is $1.15 million per annum plus a commission of 1.25% on gross freight revenues and 1% of proceeds on the sale of vessels. We are responsible for paying all administrative expenses incurred from third parties such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Board believes that the fee level (and other terms of the Management Agreement) are substantially similar to those that can be obtained in the market. The Company may terminate the Management Agreement at any time upon 30 days notice to the Manager provided such termination has been approved by the affirmative vote of shareholders holding at least 66 2/3 per cent of the Company's outstanding common shares in a shareholders meeting. The Company may, furthermore, terminate the Management Agreement subject to five business day's prior written notice to the Manager in the event:

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

The Manager may terminate the Management Agreement upon 10 business days notice in the event the Company undergoes "a change of control" (which shall mean the election of a director to the Board who is not recommended by the then current Board). The Management Agreement terminates automatically in 2012 unless earlier terminated as per above. The Board believes that, in the case of any termination of the Management Agreement, we can obtain an appropriate alternative arrangement for our management requirements although there can be no assurance that such alternative arrangement would not cause the Company to incur additional expenses.

Technical Management of Vessels

Technical management of our vessels is provided by ship mangers subcontracted by the Manager to oversee the technical elements of running the vessels.

Commercial Management of Capesize Vessels

KTL Belgravia I Inc. and KTL Belgravia II Inc., our dry bulk owning subsidiaries and Golden Ocean Management AS, or the Commercial Manager, have negotiated the terms of a commercial management agreement in respect of our dry bulk carriers. These services commenced on delivery of the dry bulk carriers and, subject to the overall authority of the boards of the two subsidiaries, include the authority to charter out the carriers. The remuneration of the Commercial Manager is 1.25 % of all gross freights earned by the vessels. The agreement can be terminated by either party subject to one month's written notice. The Commercial Manager is a wholly owned subsidiary of Golden Ocean Group Limited., a Bermuda company listed on the Oslo Stock Exchange. Golden Ocean Group Limited is related to Frontline.

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

Customers

Our customers include major oil companies, tanker companies, dry bulk carriers, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2009, two customers accounted for 66% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil and dry bulk transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, many owners and operators in each of the tanker and dry bulk industries pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the tankers owned or controlled by us, also operate their own vessels and use those vessels not only to transport their own crude oil but also to transport crude oil for third party end-users in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

Environmental and Other Regulations

Government regulations and laws significantly affect the ownership and operation of our vessels. We are subject to international conventions, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered and compliance with such laws, regulations and other requirements may entail significant expense.

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by ships or the IMO, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of , harmful substances in packaged form.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, is an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels.OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,000 per gross tons or $22.0 million per single hull tanker, and $1,900 per gross ton or $16.0 million per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water  in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

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

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single hull tankers from entering into its ports or offshore terminals.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security including the U.S. Maritime Transportation Security Act of 2002, or MTSA, amendments to SOLAS and a requirement that any vessel trading internationally obtain an International Ship Security Certificate from a recognized security organization approved by the vessel's flag state. We believe that our fleet is currently in compliance with applicable security requirements.

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

Our Manager is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. We carry insurance covering the loss of hire resulting from marine casualties or hull and marine particular damages on our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

D.  PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of four tankers and two Capesize dry bulk carriers. The name, dwt, flag and date of original delivery from the Builder's yard are set forth below.

Vessel name	Type	Approx. dwt	Flag	Year Built

Camden	VLCC	298,000	Marshall Islands	1995
Mayfair	VLCC	298,000	Marshall Islands	1995
Kensington	VLCC	298,000	Marshall Islands	1995
Hampstead	VLCC	298,000	Marshall Islands	1996
Belgravia	Capesize	170,500	Marshall Islands	2009
Battersea	Capesize	170,500	Marshall Islands	2009

Our VLCCs are of double hull construction designed for enhanced safety and reliability.

Other than its interests in the vessels, the Company has no interest in any other property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's five wholly-owned subsidiaries each purchased one VLCC. From their purchase in February 1997 until March 2004, the Company chartered the VLCCs to Shell International on long-term bareboat charters. The charters expired for all five VLCCs, in accordance with their terms, in March 2004 and the VLCCs were redelivered to the Company and subsequently chartered out on time and spot markets.

In May 2007, the Company entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan Shipbuilding Co Ltd in the Republic of Korea. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009.

One of the Company's VLCCs is currently operating in the spot market. The remaining five vessels are currently operating under the following time charter agreements:

	Time Charter Terms	Length of Charter	Expiration date
Hampstead	$37,750 per day plus profit share*	5 year	May 2012
Kensington	$37,750 per day plus profit share*	4 year	May 2011
Mayfair	$45,000 per day	3 year	April 2010
Battersea	$40,000 per day	5 year	August 2014
Belgravia	$52,670 per day	5 year	October 2014

* Profit share is calculated and settled on a quarterly basis for earnings in excess of $37,750 per vessel per day calculated by reference to the Baltic International Trading Route (BITR) Index.

We have entered into a 30-month bareboat charter contract, which is scheduled to commence late March 2010, for the VLCC currently operating in the spot market.

Market Overview and Trend Information

According to industry sources, the average TCE rate for a modern VLCC in the first quarter of 2009 was $55,400/day, ranging between $83,000/day in January to $36,500/day at the end of March. For the second, third and fourth quarter, the average TCE rate was $27,700/day, $23,400/day and $39,500/day, respectively. For the full year, the average TCE rate was $36,500/day.

The tanker market began the year rather strongly, as the world economic downturn did not have a significant effect on tanker rates. The demand for oil remained high and the supply of tonnage remained tight. In addition, primarily due to "contango" in the oil markets, some 45 to 50 VLCCs on average throughout this period were employed in storage of oil.  This, in conjunction with weak fleet growth for 2008 and the first quarter of 2009, positioned owners for increased rates. However, significant factors, such as projections of reduced global oil demand and a high and steady influx of new tonnage, inevitably tended to have a countervailing negative impact.

Transport distances fell sharply in the first half of the year but recovered substantially throughout the second half due to China's large crude oil importing program and build up of reserves. Industry sources estimate that 2009 experienced a reduction of 4.3% in total tanker ton-mile demand compared with 2008. In contrast, the fourth quarter remained relatively steady (-0.1%) year-on-year. Storage was at the level of the first half of the year, but oil demand decreased and newbuilding deliveries began to increase in frequency. Removals from the fleet were below expectations, but fleet growth should slow down as the 2010 phase out deadline for single hull vessels approaches. Delays in the Turkish straits increased towards the end of the year with approximately 6 to 7 days waiting time through the Bosporus and Dardanelles through much of November and all of December. Port strikes in Fos and Lavera also contributed to a tightening tonnage supply.

Global oil demand remains the most important driver for ton-mile demand, and as oil demand decreased by 1.5% in 2009, ton-miles subsequently dropped by about 4.3%. However, the average transportation distance is increasing year-on-year as China and India are enhancing their West Africa and Central and South American crude programs. Furthermore, expected increased trade volume between the Persian Gulf and the U.S. should also help boost the 2010 ton-mile demand, which industry sources currently estimate at approximately 7% larger than in 2009.

The dry bulk shipping market opened 2009 in a highly depressed state. After the all-time high of $234,000 per day for spot earnings for a capsize vessel in June 2008, the spot market declined by more than 99% in just six months.  However, the dramatic fall of the costs of transportation and of commodity prices in general served as incentives for the rapidly growing Chinese economy to secure raw materials at considerably lower delivered cost than that which had been experienced in recent years.

Global steel production fell by 110 million mt during 2009 while China's steel production rose by 67 million mt. China's iron ore imports increased by 187 million mt, or 41%.  In addition, the dry bulk market was unexpectedly bolstered by strong Chinese coal imports. China is the biggest coal producer in the world and has traditionally been a net exporter, but, in 2009, China suddenly became a substantial net importer.

The supply of new dry bulk vessels entering the market remains a concern. Due to delays and cancellations, actual deliveries fell about 40% short of expectations. As a consequence, the utilization of the dry bulk fleet from the second quarter onward exceeded 90%, and spot earnings as well as the period time charter market outperformed expectations.

The average spot rate for a Capesize bulker in 2009 was $42,650 per day, representing a 60% decrease from 2008, though still high from a historic perspective.

According to the February 2010 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 28.7 million barrels per day in 2009. The expected 2010 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of 29.1 million barrels per day for January 2010, which is equivalent to their production output in January 2009.

The IEA further estimates that the average world oil demand was 84.9 million barrels per day in 2009, which represents a decrease of 1.5% or 1.3 million barrels per day from 2008. For 2010, the world oil demand is estimated at 86.5 million barrels per day, representing an increase of 1.8% or 1.6 million barrels per day from 2009.

Throughout 2009, the oil majors continued to discriminate against single hull tankers. An increasing number of port and flag states also announced their reluctance to accept such vessels beginning in January 2010. Subsequently, the market for these vessels has started to diminish, leaving only a few areas in East Asia where they are still allowed to trade.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2009. The average bunker price in Fujairah was approximately $370/mt, which represents a decrease of $137/mt from 2008. The prices ranged from a low of $226/mt in the middle of March to a high of $485/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2010, World Output, or GDP, decreased 0.8% in 2009, which was a substantial downward shift compared to the 2009 3% growth estimate as reported in October 2008. For 2010 and 2011, however, the IMF forecasts World GDP growth of 3.9% and 4.3%, respectively.

Furthermore, the IMF reported a U.S. GDP decrease of 2.5% for 2009, down from the 2008 increase of 0.4%. It is, however, estimated that U.S. GDP will increase by 2.7% in 2010.

While the Euro area (Germany, France, Italy and Spain) and Japan both experienced a decrease in GDP throughout 2009 of 3.9% and 5.3%, respectively, they are also expected to report GDP growth for both 2010 and 2011.

The emerging and developing economies increased their GDP by 2% for 2009, which represents a decrease from their 2008 growth of 6%. Current estimates, however, estimate a healthier economy in the next four years with a predicted growth rate of approximately 6% for 2010 and 2011, according to the IMF.

China reported figures consistent with expectations. After an unprecedented domestic industry build-up, China's GDP increased by 8.7% throughout 2009. While this represents a small decrease in growth relative to the 9.6% growth experienced in 2008, the IMF has forecast GDP growth of about 10% for 2010 and 2011.

The total VLCC fleet increased by approximately 8% in 2009 to 529 vessels. Throughout the year, a total of 54 new vessels were delivered to owners and 12 new orders were placed. The total order book consisted of 178 vessels at the end of the year, representing approximately 34% of the existing fleet.

Throughout 2010, it is estimated that 67 VLCCs will enter the market, including 20 in the first quarter. This substantial amount of new tonnage will be cushioned, to some extent, by the expected phase-out program of single hull vessels which, at the end of 2009, consisted of 84 VLCCs. Finally, to help mitigate the future influx of vessels, we expect further changes to orders such as cancellations, delays and deferrals.

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

The carrying value of each of the Company's vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from the date such vessel was originally delivered from the shipyard. Effective July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its four VLCCs from $149 per lightweight ton to $281 per lightweight ton. The resulting increase in salvage value reduced depreciation by approximately $1.0 million for the year ended December 31, 2009. The Company's assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2008, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believes that $281 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

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

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2009, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise moderately over the next few years. Oil transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2009 compared with year ended December 31, 2008

Operating revenues

(in thousands of $)	2009	2008	Change
Time charter revenues	54,892	74,837	(26.7%	)
Voyage charter revenues	12,447	8,077	54.1%
Total operating revenues	67,339	82,914	(18.8%	)

Time charter revenues decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in profit share payments of $18.9 million received from the time charters for the Hampstead and Kensington due to the weaker spot market and a decrease in time charter earnings from the Camden of $9.1 million, which was operated in the spot market after its five year time charter ended March 2009, offset by time charter earnings from the Battersea and Belgravia, which commenced five year time charters upon delivery to the Company in August and October 2009, respectively.

Voyage charter revenues in the year ended December 31, 2009 relate to the Camden, which operated in the spot market from March 2009 whereas voyage charter revenues in the year ended December 31, 2008 relate to the Chelsea, which was sold in December 2007 and delivered in February 2008.

Operating expenses

(in thousands of $)	2009	2008	Change
Voyage expenses and commission	8,588	4,012	114.1%
Ship operating expenses	18,829	14,535	29.5%
Administrative expenses	1,823	1,538	18.5%
Depreciation	14,343	13,711	4.6%
Total operating expenses	43,583	33,796	29.0%

The increase in voyage expenses in the year ended December 31, 2009 compared to the year ended December 31, 2008 is primarily due to the Camden, which traded in the spot market from March 2009 compared to the Chelsea, which traded in the spot market for six weeks at the beginning of 2008 before delivery to its new owners.

Ship operating expenses increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to an increase in crew expenses, repairs and maintenance and spares on our VLCCs and operating costs for the Battersea and Belgravia. There were no drydocking costs during 2009 (2008: nil).

Depreciation increased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to the Battersea and Belgravia offset by the effect of an increase in estimated residual values of our four VLCCs, effective July 1, 2009, which reduced depreciation on those vessels by $1.0 million in the final two quarters of 2009.

Other income (expenses)

(in thousands of $)	2009	2008	Change
Interest income	123	2,336	(94.7%	)
Interest expense	(1,895)	(3,216)	(41.1%	)
Other financial items	(304)	(184)	65.2%
Net other expenses	(2,076)	(1,064)	95.1%

Interest income decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in interest rates and a decrease in cash due to the funding of our newbuilding program.

Interest expense decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due a decrease in interest rates.

The increase in other financial items in the year ended December 31, 2009 compared to the year ended December 31, 2008 is primarily due to fees paid on the repayment of predelivery loans for the Battersea and Belgravia and an increase in the amortization of deferred charges resulting from charges capitalized in the third quarter of 2009 relating to a new $60 million loan.

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

Recently Issued Accounting Standards

In May 2009, the Financial Accounting Standards Board ("FASB") established principles and requirements for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was updated in February 2010 and is effective for interim and annual periods ending after June 15, 2009. The adoption of this standard did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC 105-10. ASC 105-10 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial statements.

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

We estimated the cash breakeven average daily TCE rate in February 2010 for our VLCCs and Capesize vessels to be $19,300 and $16,900, respectively. This represents the daily rate our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments.  These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans. We believe our working capital is sufficient for the Company's present requirements; however, we may not be able to refinance our current borrowings or enter into future borrowings at an interest rate or on terms that are acceptable to us or at all.  See "Risk Factors - We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities."

Medium and long-term liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, bank loans, proceeds from the sale of vessels and charterhire income. The Company expects that charterhire paid from time charters or voyage charter income in the spot market will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings. However, there can be no assurance that the Company will be able to pay or refinance its borrowings when the debt becomes due, or that it will not incur extraordinary expenses.

As of December 31, 2009, 2008, and 2007, the Company had cash and cash equivalents of $8.0 million, $78.0 million and $82.1 million, respectively. As of December 31, 2009, 2008, and 2007, the Company had restricted cash of $10.0 million.  The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with the $140.0 million loan facility with the Royal Bank of Scotland. The cash position at the end of 2009 is significantly lower than 2008 due to payments relating to the newbuilding program.

During the year ended December 31, 2009, we paid total cash dividends of $4.3 million.

Borrowing activities

In March 2004, we refinanced our prior debt facility with a $140.0 million credit facility, or the $140 million loan. The original repayment schedule was twenty-eight quarterly installments of $2.8 million and a final settlement of $61.6 million. Following a $20.1 million repayment in December 2007, we are obligated to repay the $140 million loan in 14 quarterly installments of $2.2 million and a final installment of $49.3 million.  The $140 million loan requires payment of interest on the outstanding principal balance, quarterly in arrears at the annual rate of LIBOR plus a margin.  We have not entered into any interest rate swap agreements in respect to the variable rate on the $140 million loan. The original credit facility did not have principal installments and was due for repayment in its entirety in August 2004. At the time of entering into the credit facility, the Company entered into an interest rate swap agreement that provided for a fixed rate payment of 6.74% on notional principal of $125.4 million, which matured in August 2004.

During 2007, we obtained an extension of the $140 million loan with two tranches of $16.8 million each, subject to the same covenants as the $140 million loan, in order to fund the first installments on the two Capesize newbuildings. These tranches were repaid upon delivery of the Capesize vessels, which took place in August and October 2009.

In August 2009, we entered into a four-year term loan facility consisting of two tranches of $30.0 million each, or the $60M Loan. In August 2009, we drew down $30.0 million to fund the final installment due on delivery of the first Capesize newbuilding and the repayment of the first tranche of the predelivery loan. In October 2009, we drew down the second tranche of $30.0 million to fund the final installment due on delivery of the second Capesize newbuilding and the repayment of the second tranche of the predelivery loan. The loans are secured by, among other things, a mortgage on the Capesize vessels and an assignment of any charters in respect of those vessels.

The $60M Loan bears interest at LIBOR plus a margin and contains a minimum market value covenant on the Capesize vessels and covenants requiring us to maintain a certain minimum level of cash and positive working capital.

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

Off-balance sheet arrangements

None.

Tabular disclosure of contractual obligations

At December 31 2009, the Company had the following contractual obligations:

	Payment due by period
	Total	Less than one year	1-3 years	3-5 years	More than 5 years
(In thousands of $)
Debt (1)	120,480	13,960	106,520	-	-
Total contractual cash obligations	120,480	13,960	106,520	-	-

(1) All of the Company's loan facilities are at floating interest rates based on LIBOR plus a margin and the Company has not entered into any interest rate swaps. The amounts included above do not include interest payments.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	60	Director and Chairman
Douglas C. Wolcott	78	Director and Audit Committee member
David M. White	69	Director and Audit Committee Chairman
Hans Petter Aas	64	Director
Inger M. Klemp	47	Chief Financial Officer
Georgina Sousa	60	Company Secretary

Pursuant to the Management Agreement with the Company, the Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the Manager.

Name	Age	Position
Inger M. Klemp	47	Director and President
Kate Blankenship	45	Director
Graham Baker	50	Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996 and Chairman since May 26, 2000.  Mr. Lorentzon is also a director of Erik Thun AB, Crew Chart Ship Management AB, Sea Bird Exploration Ltd and is the Chairman Stockholm Chartering AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

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

B.  COMPENSATION

The Company incurred directors' fees of $340,000 in 2009. No separate compensation was paid to the Company's officers.

C.  BOARD PRACTICES

As provided in the Company's bye-laws, each director shall hold office until the next Annual General Meeting following his election or until his successor is elected.  The officers of the Company are elected by the Board as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

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

Board practices and exemptions from the NASDAQ corporate governance rules

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Therefore, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of NASDAQ's corporate governance rules are as follows:

●
Our Board is currently comprised by a majority of independent directors.  Under Bermuda law, we are not required to have a majority of independent directors and cannot assure you that we will continue to do so.

●	In lieu of holding regular meetings at which only independent directors are present, our entire Board may hold regular meetings as is consistent with Bermuda law.

●
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law.  Both members of the audit committee currently meet NASDAQ's requirement of independence.

●
In lieu of a nomination committee comprised of independent directors, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. There is nothing to prohibit shareholders identifying and recommending potential candidates to become board members, but pursuant to the bye-laws, directors are elected by the shareholders in duly convened annual or special general meetings.

●
In lieu of a compensation committee comprised of independent directors, our Board is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

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

D.  EMPLOYEES

We have not had any employees since inception as the Manager is responsible for the management and administration of the Company.

E.  SHARE OWNERSHIP

As of March 17, 2010, none of the directors or officers of the Company owned any common shares of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 17, 2010 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than five percent of our outstanding shares of common stock.

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

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Dividend Policy

The Company's policy is to make distributions to shareholders based on the Company's earnings and cash flow. As of the first quarter of 2010, the Board has resumed the declaration of a dividend. The amount and timing of dividends will depend on the Company's earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. There will be no guaranteed minimum hire and the Company may not be able to make distributions in quarters where the earnings are low and where cash flow is insufficient. The Company's financing may also restrict distributions in certain circumstances. The declaration and payment of dividends will be subject at all times to the discretion of our Board.

In 2009, 2008 and 2007, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount per share
2009
February 18, 2009	March 4, 2009	$0.25

2008
February 26, 2008	March 7, 2008	$0.75
May 27, 2008	June 9, 2008	$0.75
August 22, 2008	September 9, 2008	$0.75
December 9, 2008	December 22, 2008	$0.50

2007
February 26, 2007	March 9, 2007	$0.80
May 26, 2007	June 11, 2007	$0.60
August 23, 2007	September 7, 2007	$0.60
November 23, 2007	December 7, 2007	$0.50

On February 9, 2010, the Board declared a cash dividend of $0.30 per share for the fourth quarter of 2009 that was paid on March 4, 2010.

B.  SIGNIFICANT CHANGES

Not applicable.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2009	$17.16	$11.00
2008	$35.00	$10.01
2007	$34.00	$23.01
2006	$30.78	$20.42
2005	$47.50	$23.76

The following table sets forth, for the two most recent fiscal years, the high and low prices for the Common Shares as reported by the Nasdaq Global Select Market.

Fiscal year ended December 31, 2009	High	Low
First quarter	$17.16	$11.00
Second quarter	$16.95	$12.34
Third quarter	$16.20	$12.70
Fourth quarter	$13.72	$12.06
Fiscal year ended December 31, 2008	High	Low
First quarter	$28.79	$20.25
Second quarter	$35.00	$26.00
Third quarter	$33.83	$23.30
Fourth quarter	$26.47	$10.01

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares as reported by the Nasdaq Global Select Market.

Month	High	Low
February 2010	$15.84	$13.49
January 2010	$15.84	$13.36
December 2009	$13.72	$12.90
November 2009	$13.49	$12.06
October 2009	$13.50	$12.55
September 2009	$13.67	$12.78

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

At the 2005 Annual General Meeting of the Company the shareholders voted to amend the Company's bye-laws 83 and 85 by removing the restrictions that limited the Company's business activities.  The changes to the bye-laws removed restrictions on the Company's activities such as rechartering the VLCCs, refinancing or replacing the credit facility, acting in connection with the management agreement, offering Common Shares and listing them, enforcing its rights in connection with the Charters, the Credit Facility, the UK Finance Leases, the management agreement and other agreements into which the Company and its subsidiaries entered at the time of its initial public offering, and leasing, selling or otherwise disposing of a VLCC (or VLCC owning subsidiaries) on termination of the Charters or subsequent charters. The amended bye-laws of the Company as adopted on June 27, 2005, have been filed as Exhibit 4.2 to the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with Securities and Exchange Commission on June 15, 2006, and are hereby incorporated by reference into this Annual Report.

On September 25, 2009, at the 2009 Annual General Meeting of the Company the shareholders approved an increase of the Company's authorized common shares, par value $0.01, from 20,000,000 to 35,000,000. The Company currently has issued and outstanding 17,100,000 common shares.

C.  MATERIAL CONTRACTS

In May 2007, the Company announced that it had agreed to purchase two newbuilding contracts, each for a Capesize dry bulk carrier of approximately 170,000 dwt. The vessels were built at Daehan Shipbuilding Co. Ltd. in the Republic of Korea. The first Capesize newbuilding from Daehan, the MV Battersea, was delivered on August 26, 2009 and the second, the MV Belgravia, was delivered on October 29, 2009.  Both carriers have commenced five year time charters. The newbuilding contracts have been acquired from Golden Ocean Group Limited, a company which has ordered a series of sister ships at the same yard. The contract price for the two vessels is $81 million per vessel and the Company has paid a 1% commission to GOGL. GOGL is listed on the Oslo Stock Exchange and is an affiliate of Frontline, the parent company of the Manager. The supervision of the vessels' construction was carried out by Frontline Management (Bermuda) Ltd. a subsidiary of Frontline, and the commercial operation was contracted to Golden Ocean Management AS, a subsidiary of GOGL that operates the GOGL fleet.

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

E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended or the "Code", existing and proposed United States Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. The Company is not permitted by law to engage in transportation that gives rise to 100% United States source income.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to U.S. federal income tax.

Based upon the Company's anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code, or Section 883, the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

Application of Section 883

Under the relevant provisions of Section 883, the Company will be exempt from United States federal income taxation on its United States source shipping income if:

(i)
It is organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the "country of organization requirement"; and

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

Therefore, the Company's eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2009 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the NASDAQ.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, the Company's United States source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which the Company refers to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of the Company's shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on the Company's shipping income would never exceed 2% under the 4% gross basis tax regime.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common shares may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Ordinary Shares.

As used herein, the term "United States Holder" means a beneficial owner of Ordinary Shares that (i) is a United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (ii) owns the Ordinary Shares as a capital asset, generally, for investment purposes.

If a partnership holds Ordinary Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership.  If you are a partner in a partnership holding Ordinary Shares, you are encouraged to consult your own tax advisor regarding the United States federal income tax consequences of owning an interest in a partnership that holds Ordinary Shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to Ordinary Shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in his Ordinary Shares on a dollar-for-dollar basis and thereafter as capital gain.  Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on Ordinary Shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2010) provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been since the beginning of its 2004 taxable year, or will be); and (3) the United States Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Common Stock

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's Ordinary Shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the Ordinary Shares.  Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period in the Ordinary Shares is greater than one year at the time of the sale, exchange or other disposition.  A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes.  In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held the Company's Ordinary Shares, either;

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

The Company was a PFIC for United States federal income tax purposes through its 2003 taxable year. The Company has not been a PFIC beginning with its 2004 taxable year.  United States Holders who held the Company's Ordinary Shares prior to the 2004 taxable year are encouraged to consult their tax advisors regarding the proper tax treatment of any dispositions of Ordinary Shares and any distributions by the Company.

Based on the Company's current operations and future projections, the Company does not believe that it is or that it was since the beginning of its 2004 taxable year, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund," which the Company refers to as a "QEF election." As an alternative to making a QEF election, a United States  Holder should be able to elect to mark-to-market the Company's Ordinary Shares, which the Company refers to as a "Mark-to-Market Election" as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States  Holder makes a timely QEF election, which United States  Holder is referred to by the Company as an "Electing United States Holder," the Electing United States Holder must report each year for United States  federal income tax purposes its pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from the Company by the Electing United States Holder. The Electing United States Holder's adjusted tax basis in the Ordinary Shares will be increased to reflect taxed but undistributed earnings and profits.  Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the Ordinary Shares and will not be taxed again once distributed.  An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the Ordinary Shares. A United States Holder will be eligible to make a QEF Election with respect to its Ordinary Shares only if the Company provides the United States Holder with annual tax information relating to the Company. There can be no assurance that the Company will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the Ordinary Shares are treated as "marketable stock," a United States  Holder would be allowed to make a Mark-to-Market election with respect to the Company's Ordinary Shares.  If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the Ordinary Shares at the end of the taxable year over such holder's adjusted tax basis in the Ordinary Shares.  The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the Ordinary Shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election.  A United States Holder's tax basis in his Ordinary Shares would be adjusted to reflect any such income or loss amount.  Gain realized on the sale, exchange or other disposition of the Ordinary shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the Ordinary Shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States  Holder who does not make either a QEF election or a Mark-to-Market election for that year, whom is referred to as a "Non-Electing United States Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the Ordinary Shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the Ordinary Shares), and (2) any gain realized on the sale, exchange or other disposition of the Ordinary Shares.  Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of tax payer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the Ordinary Shares.  If a Non-Electing United States Holder who is an individual dies while owning the Ordinary Shares, the successor of such deceased Non-Electing United States Holder generally would not receive a step-up in tax basis with respect to such stock.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of Ordinary Shares will be subject to information reporting requirements.  Such payments will also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

●	fails to provide an accurate tax payer identification number;

●	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his Ordinary Shares to or through a United States office or broker, the payment of the proceeds is subject to both United States information reporting and backup unless the holder establishes an exemption.  If a holders sells his Ordinary Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States then information reporting and backup withholding generally will not apply to that payment.  However, United States  information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non- United States  office of a broker that is a United States  person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed then tax payer's income tax liability by filing a refund claim with the IRS.

Bermuda Taxation

Bermuda currently imposes no tax  (including a tax in the nature of an income, estate  duty,  inheritance,  capital  transfer or  withholding  tax) on profits, income,  capital  gains or  appreciations  derived  by,  or  dividends  or other distributions paid to holders of Ordinary Shares. Bermuda has undertaken not to impose any such Bermuda taxes on holders of Ordinary Shares prior to 2016 except in so far as such tax applies to  persons  ordinarily resident in Bermuda. The Company is not eligible for the benefits of any tax treaty between the United States and Bermuda.

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

The Company's borrowings as of December 31, 2009 of $120.5 million (December 31, 2008: $103.0 million) bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $1.2 million per year as of December 31, 2009. The fair value of the loan facility at December 31, 2009 was equal to the carrying amount of the facility at the same date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2009. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2009.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by MSPC Certified Public Accountants and Advisors, a Professional Corporation, ("MSPC"), an independent registered public accounting firm, as stated in their report which appears herein.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm for 2009 and 2008 was MSPC. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by MSPC.

(in $)	2009	2008

Audit Fees (a)	241,950	220,000
Audit-Related Fees (b)	-	-
Tax Fees (c)	-	-
All Other Fees (d)	-	3,738
Total	241,950	223,738

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c) (7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2009 were approved by the Board pursuant to the pre-approval policy.

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

Nominating/Corporate Governance Committee.  NASDAQ requires that a listed U.S. company have a nominating/corporate governance committee composed solely of independent directors.  As permitted under Bermuda law and our byelaws, we do not currently have a nominating or corporate governance committee.  Our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-12 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company. *

1.2	Amended Bye-Laws of the Company. **

4.1	Form of Shipbuilding Contract.

8.1	Significant Subsidiaries at March 17, 2010

11.1	Code of Ethics.***

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1
Consent of MSPC Certified Public Accountants and Advisors, a Professional Corporation to the incorporation by reference of its audit report into the Company's Registration Statement on Form F-3, File No. 333-164007.

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
Inger M. Klemp
Chief Financial Officer
Dated:  March 17, 2010

Index to Consolidated Financial Statements of Knightsbridge Tankers Limited

 REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009.  We also have audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's annual report on internal controls over financial reporting.  Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/S/  MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 17, 2010

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2009, 2008 and 2007
(in thousands of $, except per share data)

	2009	2008	2007
Operating revenues
Time charter revenues	54,892	74,837	53,814
Voyage charter revenues	12,447	8,077	34,346
Total operating revenues	67,339	82,914	88,160
Gain on sale of assets	-	-	49,119
Operating expenses
Voyage expenses and commission	8,588	4,012	12,872
Ship operating expenses	18,829	14,535	15,544
Administrative expenses	1,823	1,538	1,481
Depreciation	14,343	13,711	17,016
Total operating expenses	43,583	33,796	46,913
Net operating income	23,756	49,118	90,366
Other income (expenses)
Interest income	123	2,336	1,026
Interest expense	(1,895)	(3,216)	(6,373)
Other financial items	(304)	(184)	(183)
Net other expenses	(2,076)	(1,064)	(5,530)
Net income	21,680	48,054	84,836
Per share information:
Earnings per share: basic and diluted	$1.27	$2.81	$4.96
Cash dividends per share declared	$0.25	$2.75	$2.50

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2009 and 2008
(in thousands of $)

	2009	2008
ASSETS
Current assets
Cash and cash equivalents	7,964	77,998
Restricted cash	10,000	10,000
Trade accounts receivable, net	4,437	2,745
Other receivables	662	446
Inventories	3,167	1,222
Voyage in progress	2,679	-
Prepaid expenses and accrued income	418	475
Total current assets	29,327	92,886
Vessels, net	344,399	187,360
Newbuildings	-	51,305
Deferred charges	1,220	134
Total assets	374,946	331,685

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	13,960	42,560
Trade accounts payable	3,664	1,820
Accrued expenses	6,841	2,111
Other current liabilities	4,251	2,409
Total current liabilities	28,716	48,900
Long-term liabilities
Long-term debt	106,520	60,480
Total liabilities	135,236	109,380
Stockholders' equity
Share capital	171	171
Contributed capital surplus	179,019	179,019
Retained earnings	60,520	43,115
Total stockholders' equity	239,710	222,305
Total liabilities and stockholders' equity	374,946	331,685

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended
December 31, 2009, 2008 and 2007
(in thousands of $)

	2009	2008	2007

Net income	21,680	48,054	84,836
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	14,344	13,712	17,016
Amortization of deferred charges	188	148	148
Gain on sale of assets	-	-	(49,119)
Changes in operating assets and liabilities:
Trade accounts receivable, net	(1,692)	2,097	3,330
Other receivables	(215)	5,389	(5,170)
Inventories	(1,945)	2,702	(1,302)
Voyages in progress	(2,679)	-	2,273
Prepaid expenses and accrued income	59	133	20
Trade accounts payable	(1,761)	1,201	(7,112)
Accrued expenses	4,741	(3,749)	2,789
Other current liabilities	1,842	-	477
Net cash provided by operating activities	34,562	69,687	48,186
Investing activities
Additions to newbuildings	(116,475)	(17,847)	(33,459)
Proceeds from sale of asset	-	-	98,980
Net cash (used in) provided by investing activities	(116,475)	(17,847)	65,521
Financing activities
Proceeds from long-term debt and credit facilities	60,000	-	33,600
Repayments of long-term debt and credit facilities	(42,560)	(8,960)	(30,811)
Debt fees paid	(1,286)	-	(141)
Dividends paid	(4,275)	(47,025)	(42,750)
Net cash provided by (used in) financing activities	11,879	(55,985)	(40,102)

Net (decrease) increase in cash and cash equivalents	(70,034)	(4,145)	73,605
Cash and cash equivalents at beginning of year	77,998	82,143	8,538
Cash and cash equivalents at end of year	7,964	77,998	82,143

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	1,364	3,219	6,416

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2009, 2008 and 2007
(in thousands of $, except number of shares)

	2009	2008	2007
NUMBER OF SHARES OUTSTANDING
Balance at beginning and end of year	17,100,000	17,100,000	17,100,000

SHARE CAPITAL
Balance at beginning and end of year	171	171	171

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of year	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of year	43,115	42,086	-
Net income	21,680	48,054	84,836
Dividends paid	(4,275)	(47,025)	(42,750)
Balance at end of year	60,520	43,115	42,086
Total Stockholders' Equity	239,710	222,305	221,276

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.	DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September, 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude oil carriers, or VLCCs and certain related activities. The Company has subsequently expanded its scope of activities and has taken delivery of two Capesize newbuilding dry bulk vessels of approximately 170,000 dwt in August 2009 and October 2009, respectively. The Company's shares are listed on the NASDAQ Global Select Market.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "Manager"), an indirect wholly-owned subsidiary of Frontline Ltd.

In December 2007, one vessel was sold with delivery taking place during February 2008. Two VLCCs are on time charters that commenced in 2007 with initial terms of four and five years respectively, each earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. One VLCC is on a three year time charter earning a rate of $45,000 per day that is due to expire in 2010. The remaining VLCC has been operating in the spot market following the expiry of its time charter in March 2009. The Company's two Capesize newbuilding dry bulk carriers commenced five year time charters upon their deliveries in August 2009 and October 2009 earning rates of $40,000 and $52,670 per day gross less 1.25% broker commission.

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

Effective July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its VLCC vessels from $149 per lightweight ton to $281 per lightweight ton. The resulting increase in salvage value has been applied prospectively and reduced depreciation by $1.0 million for the year ended December 31, 2009. This change also resulted in an increase in net income of $1.0 million and an increase of $0.06 in earnings per share for the year ended December 31, 2009.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the financials statements were filed.

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

Leases
The current charters for the Company's six vessels are classified as operating leases by the Company.

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

Newbuildings
The carrying value of the vessels under construction, or newbuildings, represents the accumulated costs through the balance sheet date including capitalized loan interest and associated finance costs. No charge for depreciation is made until a vessel is put into operation.

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

On July 1, 2009, the Company effected a change in estimate related to the estimated scrap rate for its four VLCCs. The scrap rate was amended from an average of $149 per lightweight ton to $281 per lightweight ton. The resulting change in salvage value has been applied prospectively and reduced depreciation by approximately $1.0 million for the six months and year ended December 31, 2009. This change also resulted in an increase in net income of approximately $1.0 million for the six months and year ended December 31, 2009.

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

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. The Company recognizes the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

3.	NEWLY ISSUED ACCOUNTING STANDARDS

In May 2009, the Financial Accounting Standards Board ("FASB") established principles and requirements for disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was updated in February 2010 and is effective immediately. The adoption of this standard did not have a material impact on our financial statements.

In June 2009, the FASB issued ASC 105-10. ASC 105-10 stipulates that the FASB Accounting Standards Codification is the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. ASC 105-10 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The implementation of this standard did not have a material impact on our financial statements.

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

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group. Consequently, the Company has only one reportable segment: tankers.  The tankers segment includes crude oil tanker vessels and dry bulk vessels. Both types of vessel are managed as part of this one segment.

The Company's management does not evaluate performance by geographical region as this information is not meaningful.

With the introduction of two Capsize vessels in 2009, the company has been operating in two markets, the wet market whereby crude oil is transported and the dry market whereby dry cargo is transported. An analysis of revenues from these services is as follows:

(in thousands of $)	2009	2008	2007
Total operating revenues – wet market	58,860	82,914	88,160
Total operating revenues – dry market	8,479	-	-

6.	LEASES

The minimum future revenues to be received on time charters which are accounted for as operating leases as of December 31, 2009 are as follows:

Year ending December 31,
(in thousands of $)
2010	70,610
2011	61,226
2012	44,617
2013	33,824
2014	25,426
Thereafter	-
Total minimum lease revenues	235,703

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2009 was $523.7 million and $179.3 million, respectively, and at December 31, 2008 were $352.3 million and $164.9 million, respectively.

7.	TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2008: $0.2 million).

8.	NEWBUILDINGS

(in thousands of $)	2009	2008
Newbuildings	-	51,305

The carrying value of newbuildings represents accumulated costs paid in purchase installments, other capital expenditures and capitalized loan interest.  Interest capitalized in the cost of newbuildings during the year totaled $0.5 million. (2008: $1.4 million).

9.	VESSELS

(in thousands of $)	2009	2008
Cost	523,689	352,308
Accumulated depreciation	(179,291)	(164,948)
Net book value at end of year	344,398	187,360

During 2009, $88.7 million and $82.7 million were removed from newbuildings and added to the cost of vessels upon the delivery of the first and second Capesize newbuildings, respectively. $17.3 million and $34.0 million of these amounts were recorded in newbuildings at December 31, 2008.

Depreciation expense was $14.3 million, $13.7 million and $17.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

10.	DEFERRED CHARGES

(in thousands of $)	2009	2008
Capitalized financing fees and expenses	1,655	523
Accumulated amortization	(435)	(389)
Net book value at end of year	1,220	134

Debt arrangement fees of $1.3 million were capitalized during the year. In addition, fully amortized costs of $0.1 million were removed from cost and accumulated amortization.

11.	ACCRUED EXPENSES

(in thousands of $)	2009	2008
Voyage expenses	2,889	417
Ship operating expenses	1,304	1,369
Administrative expenses	2,293	313
Interest expense	355	12
	6,841	2,111

12.	OTHER CURRENT LIABILITIES

(in thousands of $)	2009	2008
Deferred income	1,457	2,409
Newbuilding accrual	2,794	-
	4,251	2,409

13.	DEBT

(in thousands of $)	2009	2008
US dollar denominated floating rate debt
-$140 Million Loan	60,480	69,440
-Predelivery Loan	-	33,600
-$60 Million Loan	60,000	-
Total debt	120,480	103,040
Less: Current portion	(13,960)	(42,560)
	106,520	60,480

The average interest rate for the floating rate debt was 2.41% for the year ended December 31, 2009 and 4.3% for the year ended December 31, 2008.

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect to a vessel in the fleet at the time (including all VLCC vessels in the current fleet). One tranche was repaid upon the sale of the related vessel in 2007. The credit facility is secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect to that VLCC. The repayment terms of the facility is seven years so that the facility is due to be repaid in 2011.

The credit facility bears interest at LIBOR plus a margin and contains a minimum market value covenant on the vessels and a covenant requiring us to maintain a certain minimum level of cash.

Predelivery Loan
In May 2007, the Company entered into an extension of the credit facility and drew two tranches of $16.8 million each to fund installment payments on two newbuilding contracts. The facility was secured on the same basis as the original loan and was subject to the same covenants as the original loan. The tranches were repaid on delivery of the Capesize vessels to the Company, in August and October 2009.

$60 Million Loan
In August 2009, the Company entered into a four year term loan facility agreement consisting of two tranches of $30.0 million each.  In August 2009, the Company drew down $30.0 million to fund the final installment due on delivery of the first Capesize newbuilding and the repayment of the first tranche of the Predelivery Loan. In October 2009, the Company drew down the second tranche of $30.0 million under the term loan to fund the final installment due on delivery of the second Capesize newbuilding and the repayment of the second tranche of the Predelivery Loan. The loans are secured by, among other things, a mortgage on the Capesize vessels and an assignment of any charters in respect to those vessels.

The $60 Million Loan bears interest at LIBOR plus a margin and contains a minimum market value covenant on the Capesize vessels and covenants requiring us to maintain a certain minimum level of cash and positive working capital.

The outstanding debt as of December 31, 2009 is repayable as follows:

Year ending December 31,
(in thousands of $)
2010	13,960
2011	56,520
2012	5,000
2013	45,000
Thereafter	-
Total debt	120,480

14.	SHARE CAPITAL

The authorized share capital consists of 35,000,000 (2008: 20,000,000) ordinary shares of $0.01 each. The increase in the authorized share capital was approved at the Company's Annual General Meeting on September 25, 2009. The issued and fully paid share capital consists of:

(in thousands of $)	2009	2008
17,100,000 ordinary shares of $0.01 each	171	171

15.	FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2009, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2009 and 2008 are as follows:

	2009	2009	2008	2008
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	7,964	7,964	77,998	77,998
Restricted cash	10,000	10,000	10,000	10,000
Floating rate debt	120,480	120,480	103,040	103,040

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB NOR and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

In 2009, two customers accounted for $45.0 million, or 67% of gross revenue, whilst in 2008 three customers accounted for $74.8 million or 91% of gross revenue. In 2007, four customers accounted for $81.0 million or 92% of gross revenues. Customers with revenues of more than 10% of the total revenue earned in 2009 are listed below.

	Revenue (in thousands of $)	Percentage of revenue
Frontline Ltd	28,563	43%
Great Elephant Corporation	16,425	24%
	44,988	67%

16.	MANAGEMENT OF COMPANY

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

17.	SUBSEQUENT EVENTS

In January 2010, the Company entered into a 30 month bareboat contract for the MT Camden with commencement late March 2010 at a rate, which is deemed by the Company to be equivalent to at least $32,000 per day on a time charter basis.

In February 2010, the Board declared a dividend of $0.30 per share which was paid on March 4, 2010.