Form 20-F
period 2010-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2011-03-18
CIK 1029145

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

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

24,425,699 Common Shares, $0.01 Par Value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐	No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐	No ☒

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

  CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

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

The forward-looking statements in this report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker and dry bulk markets, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission or Commission.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

Throughout this report, the "Company," "we," "us" and "our" all refer to Knightsbridge Tankers Limited and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2010, 2009 and 2008, and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2010 and 2009, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2007 and 2006, and the selected balance sheet data with respect to the fiscal years ended December 31, 2008, 2007 and 2006 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2010	2009	2008	2007	2006
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	95,897	67,339	82,914	88,160	105,728
Total operating expenses	52,730	43,583	33,796	46,913	54,463
Net operating income	43,167	23,756	49,118	90,366	51,265
Net income	38,557	21,680	48,054	84,836	45,717
Earnings per common share
- basic and diluted	2.02	1.27	2.81	4.96	2.67
Cash dividend declared per share	1.70	0.25	2.75	2.50	3.60

Balance Sheet Data (at end of year):
Cash and cash equivalents	56,771	7,964	77,998	82,143	8,538
Restricted cash	15,000	10,000	10,000	10,000	10,000
Newbuildings	-	-	51,305	33,459	-
Vessels, net	459,032	344,399	187,360	201,072	267,949
Total assets	541,953	374,946	331,685	342,166	301,499
CurrCurrent portion of long-term debt	3,600	13,960	42,560	8,960	11,211
Long-term debt	153,740	106,520	60,480	103,040	98,000
Share capital	244	171	171	171	171
Stockholders' equity	375,901	239,710	222,305	221,276	179,190
Common shares outstanding	24,425,699	17,100,000	17,100,000	17,100,000	17,100,000

Other Financial Data:
Equity to assets ratio (percentage) (1)	69.4%	63.9%	67.0%	64.7%	59.4%
Debt to equity ratio (2)	0.4	0.5	0.5	0.5	0.6
Price earnings ratio (3)	11.0	10.4	5.2	4.9	8.9
Time charter equivalent revenue (4)	85,430	58,751	78,902	75,288	85,713

(1)	Equity to assets ratio is calculated as total stockholders' equity divided by total assets.
(2)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by stockholders' equity.
(3)	Price earnings ratio is calculated using the year end share price divided by basic earnings per share.
(4)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2010	2009	2008	2007	2006
(in thousands of $)
Total operating revenues	95,897	67,339	82,914	88,160	105,728
Less: Voyage expense	(10,467)	(8,588)	(4,012)	(12,872)	(20,015)
Time charter equivalent revenue	85,430	58,751	78,902	75,288	85,713

Consistent with general practice in the shipping industry, the Company uses time charter equivalent revenues, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenues, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and dry bulk cargoes. We own and operate, through our subsidiaries, a fleet of eight vessels, consisting of four double hull Very Large Crude Carriers, or VLCCs, and four Capesize dry bulk carriers. The following summarizes some of the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

Tankers

 If the tanker industry, which historically has been cyclical, is depressed in the future, our earnings and available cash flow may be adversely affected

Historically, the tanker industry has been highly cyclical, with volatility in profitability and asset values resulting from changes in the supply of, and demand for, tanker capacity. Charter rates are still low compared to rates achieved in the years preceding the global financial crisis. This may adversely affect the future rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity. According to industry sources, in 2010, newbuilding orders for oil tankers increased from their relatively low levels in 2009.

The factors that influence demand for tanker capacity include:

●	supply and demand for oil and oil products;

●	global and regional economic and political conditions, including developments in international trade and fluctuations in industrial and agricultural production;

●	regional availability of refining capacity;

●	environmental and other legal and regulatory developments;

●	the distance oil and oil products are to be moved by sea;

●	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

●	currency exchange rates;

●	weather and acts of God and natural disasters, including hurricanes and typhoons;

●	competition from alternative sources of energy and for other shipping companies and other modes of transportation; and

●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars.

The factors that influence the supply of tanker capacity include:

●	current and expected purchase orders for tankers;

●	the number of tanker newbuilding deliveries;

●	the scrapping rate of older tankers;

●	the successful implementation of the phase-out of single-hull tankers;

●	technological advances in tanker design and capacity;

●	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

●	price of steel and vessel equipment;

●	conversion of tankers to other uses or conversion of other vessels to tankers;

●	the number of tankers that are out of service; and

●	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous high levels

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economy as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that these charter rates are the result of economic growth in the world economy that exceeds growth in global vessel capacity. There can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates could have an adverse effect on our business, financial condition, results of operation and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance

The demand for our oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and rising to approximately $92 by the end of December 2010.

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

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with loan covenants.

Dry Bulk

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings

The dry bulk shipping industry is cyclical with attendant volatility in charterhire rates and profitability. The degree of charterhire rate volatility among different types of dry bulk vessels has varied widely, and charterhire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

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

A continued downturn in the dry bulk carrier charter market may have an adverse effect on our earnings and our ability to comply with our loan covenants

The abrupt and dramatic downturn in the dry bulk charter market, from which we will derive the large majority of our revenues, has severely affected the dry bulk shipping industry.  The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008. During 2009, the BDI remained volatile, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI came under pressure in December 2009 and January 2010, reaching a low of 2,571 on February 12, 2010 as stalled iron ore pricing negotiations added uncertainty to the freight markets.  The index then staged a modest recovery based on strong demand for commodities from Asia and a recovering global market, but it has remained somewhat volatile due to increases in vessel supply.  As of the end of December, 2010, the index stood at 1,773.  This downturn in dry bulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators and shipowners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends.  There can be no assurance that the dry bulk charter market will recover over the next several months and the market could continue to decline further.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

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

An oversupply of dry bulk carrier capacity may lead to reductions in charterhire rates and profitability

The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in increasing numbers starting at the beginning of 2006 and continued to be delivered in increasing numbers from 2007 through 2010.

An oversupply of dry bulk carrier capacity may result in a reduction of charterhire rates, as evidenced by historically low rates in December 2008. If such dry bulk carrier capacity increase continues, we may only be able to recharter our vessels at reduced or unprofitable rates or we may not be able to recharter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Shipping Generally

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

●	a marine disaster;

●	terrorism;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker operator.

The current global economic downturn may negatively impact our business

In recent years, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets.  At times, lower demand for dry bulk cargoes and crude oil as well as diminished trade credit available for the delivery of such dry bulk cargoes and crude oil have led to decreased demand for dry bulk vessels and tankers, respectively, creating downward pressure on charter rates.  General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece, Portugal and Spain defaulting on their governments' financial obligations.  If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

•	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or operate our vessels profitably; and

•	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia.  Throughout 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones, or Joint War Committee (JWC) "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain.  In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances.  We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us.  In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Terrorist attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers. Future terrorist attacks could result in increased volatility and turmoil of the financial markets in the United States and globally. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our revenues and costs.

The recent earthquake and tsunami in Japan may have an adverse affect on our business, results of operations, financial condition and ability to pay dividends

Japan is one of the world's leading importers of oil and dry bulk commodities. The earthquake and tsunami that occurred in Japan on March 11, 2011 have caused an estimated $180 billion of damage and has threatened to send the Japanese economy into a recession. As of the date of this annual report, the extent to which the earthquake and tsunami will affect the international shipping industry is unclear. With the third largest economy in the world, a prolonged recovery period with a relatively stagnant Japanese economy could decrease oil and dry bulk imports to that country. This, in turn, could have a material adverse effect on our business and results of operations.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, that could adversely affect our reputation and the market for our common stock

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act ("CISADA"), which expanded the scope of the former Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to non-U.S. companies, such as our company, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income

The hull and machinery of every commercial vessel must be certified as being "in class" by a classification society authorized by its country of registry.  The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys.  In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.  We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.  Every vessel is also required to be drydocked every two to three years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense.  If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition

Our operations will be subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Maritime Organization, or  IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969 (as from time to time amended), generally referred to as CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1973 (as from time to time amended), generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974 (as from time to time amended), generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 (as from time to time amended) and the U.S. Maritime Transportation Security Act of 2002.  Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels.  Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations.  Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers.  We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.  These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.  A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.  Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault.  Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States.  An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. Federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our tankers.  We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents.  Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Furthermore, the explosion of the Deepwater Horizon and the subsequent release of oil into the Gulf of Mexico, or other events, may result in further regulation of the tanker industry, and modifications to statutory liability schemes, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Risks Related to Our Business

A drop in spot charter rates may provide an incentive for some charterers to default on their charters

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the tanker or dry bulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

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

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings

Our current business strategy includes growth through the acquisition of previously owned vessels. Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us.  Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel.  Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology.

Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage.  We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition

We plan to operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates.  This seasonality may result in quarter-to-quarter volatility in our operating results, as our vessels may trade in the spot market from time to time.  Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

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

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position

The operation of tankers and dry bulk vessels and transportation of crude and petroleum products and dry bulk cargoes is extremely competitive. Through our operating subsidiaries we compete with other vessel owners (including major oil companies as well as independent companies), and, to a lesser extent, owners of other size vessels. The tanker and dry bulk markets are highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which could adversely affect our results of operations and financial position.

We receive a portion of our charter hire revenue from a limited number of customers including Frontline Ltd.

We derive a significant portion of our revenues from charters with Frontline Ltd., or Frontline, a publicly-traded shipping company, which is the parent of our General Manager, for two of our eight vessels.  If we were to lose one or both of our charters with Frontline, or any of our other customers, we may be unable to find a suitable replacement charter for the related vessel on terms as favorable to us as under our current charters. The loss of any of our customers could have a material adverse effect on our revenues and results of operations.

Our time and bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters

Currently, all of our vessels are contractually committed to time or bareboat charters, with the remaining terms of these charters expiring on dates between 2011 and 2015. Although our time and bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operation and ability to pay dividends.

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

As we expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer

We have recently expanded our fleet from four to eight vessels and diversified from a pure tanker fleet to a fleet that is comprised of four tankers and four dry bulk carriers. We may not be able to continue to hire suitable employees as we expand our fleet and diversify.  If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business

We have entered into various contracts, including charterparties with our customers and our credit facilities. Such agreements subject us to counterparty risks. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities.  In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters.  Our charterers may fail to pay charterhire or attempt to renegotiate charter rates.  Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels.  In addition, if the charterer of a vessel in our fleet that is used as collateral under our credit facility or any other loan agreement defaults on its charter obligations to us, such default may constitute an event of default under our credit facility or the relevant loan agreement, which may allow the bank to exercise remedies under our credit facility or the loan agreement.  If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our loan agreements.  Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for tanker vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contracts, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Declines in charter rates and other market deterioration could cause us to incur impairment charges

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition, operating results or the trading price of our Ordinary Shares.

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

Our vessels and their cargoes will be at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts.  These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.  If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations and cash flows.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.  Future changes to the existing security procedures may be implemented that could affect the tanker sector.  These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical.  These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Risks Related to Our Company

One of our directors is affiliated with Golden Ocean Group Limited, which could result in conflicts of interest that may not be resolved in our favor

At our 2010 Annual General Meeting of Shareholders, held on September 24, 2010, our shareholders elected Mr. Herman Billung as a member of our board of directors, or Board. Mr. Billung also serves as the Chief Executive Officer of Golden Ocean Management AS, a wholly-owned subsidiary of Golden Ocean Group Limited, or Golden Ocean. Golden Ocean currently holds 10% of our common shares. Another subsidiary of Golden Ocean provides commercial management services for our drybulk carriers. We have also purchased two vessels from Golden Ocean. To the extent that we do business with Golden Ocean or Golden Ocean competes with us for business opportunities, prospects or financial resources, or participates in ventures in which we may participate, Mr. Billung may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and Golden Ocean. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, intercompany agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

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

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions

Our financing agreements impose operational and financing restrictions on us and/or on our subsidiaries, which may significantly limit or prohibit, among other things, our and/or our subsidiaries’ ability to, without the consent of our lenders, incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into certain charters or, if an event of default has occurred,  pay dividends. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to prepay, pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders are entitled to accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

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

We may not have adequate insurance to compensate us if our vessels are damaged or lost

We procure insurance for our fleet against those risks that we believe the shipping industry commonly insures against. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions which, may increase our costs or lower our revenue.

Although we do not anticipate any difficulty in having our technical manager initially obtain insurance policies for us, we cannot assure you that we will be able to renew such policies on the same or commercially reasonable terms, or at all, in the future.  For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution.  Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends.  In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations.  Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers.  Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.  In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have

We are a Bermuda company. Our memorandum of association and by-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct course of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat the Company as a "passive foreign investment company," which could have adverse United States federal income tax consequences to United States shareholders

A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income."  For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business.  For purposes of these tests, income derived from the performance of services does not constitute "passive income."  United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income.  Accordingly, we believe that our income from these activities does not constitute "passive income," and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income."

 Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter and bareboat charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC.  Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences.  Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation "), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our Ordinary Shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our Ordinary Shares.  See "Taxation" for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States, may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our Ordinary shares owned, in the aggregate, 50% or more of our outstanding Ordinary shares for more than half the days during the taxable year.  Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

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

In 2004, the Liberian Ministry of Finance issued regulations, or the New Regulations, pursuant to which a non-resident domestic corporation engaged in international shipping, such as our Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001. In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance. Therefore, assuming that the New Regulations are valid, our Liberian subsidiaries will be wholly exempt from tax as under prior law. In 2009, the Liberian Ministry of Finance adopted an Economic Stimulus Act to clarify the tax treatment of non-resident Liberian corporations. Although such Act was signed into law by the President of Liberia it was never formally published, which is a requirement to make it effective. We are still waiting advice from Liberia regarding publication of the 2009 Economic Stimulus Act.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda as a Bermuda exempted company under the Bermuda Companies Law of 1981 on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number is +1 (441) 295-6935. References herein to the Company or to "we" or "us" include the Company and all of its subsidiaries, unless otherwise indicated. The Company was incorporated for the purpose of the acquisition, disposition, ownership, leasing and chartering of, through wholly-owned subsidiaries, five very large crude oil carriers. The Company used the net proceeds of its initial public offering and bank debt to fund the purchase of these vessels. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its vessels to Shell International on long-term bareboat charters. The term of each of these charters was a minimum of seven years, with options for Shell International to extend the period for each vessel's charter. Shell International did not extend the bareboat charters for any of the vessels.  Consequently, the charters expired for all five vessels, in accordance with their terms, during March 2004 and the vessels were redelivered to the Company.

Following the redelivery of its original vessels, we entered into a five year time charter for one of our vessels, which expired in March 2009, while two of our vessels were time chartered for a period of three years, which expired in May 2007. We then entered into four and five year time charter agreements with Frontline Ltd. (NYSE: FRO; OSE: FRO), a Bermuda based publicly listed tanker owner and operator, which is the parent of our General Manager as described below to replace the charters which expired in May 2007. Our remaining two vessels had been trading on the spot market and from April 2005, participated in a pooling arrangement with Frontline. During March 2007, the pooling arrangement with Frontline was terminated, and we commenced a three year time charter for one of the vessels, leaving one vessel trading in the spot market. That vessel was sold in December 2007.

In May 2007, we entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan Shipbuilding Co Ltd in the Republic of Korea. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009. In July 2010, we acquired a 2010-built Capesize dry bulk carrier from Golden Ocean and in October 2010, we acquired a second 2010-built Capesize dry bulk carrier from Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange. Both vessels were acquired with existing time charters.

We currently own and operate four VLCCs, two of which are on time charter and two of which are on bareboat charter, and four Capesize dry bulk carriers all of which are on time charters.

On September 27, 2010, the Company announced an underwritten public offering of 4,250,000 common shares and a 30 day option granted to the underwriters to purchase up to 637,500 additional shares to cover overallotments. The offering was priced at $19.00 per share and the underwriters exercised the over-allotment option in full. As a result, 4,887,500 common shares were issued in October and net proceeds of approximately $87.6 million were received. The proceeds were used to fund a portion of the purchase price of the Golden Zhejiang and the remainder is expected to be used to repay indebtedness, fund future vessel acquisitions, for working capital and for general corporate purposes.

In November 2010, the Company entered into a new $175.0 million senior secured credit facility with Nordea maturing in May 2015 consisting of a term loan in the amount of $100.0 million and a revolving credit facility in the amount of $75.0 million. The Company used $75.0 million available under this facility to refinance $75.0 million of debt under the amended Nordea credit facility and used the remaining $25.0 million under the term loan to partially finance the acquisition of the Golden Zhejiang.

B.  BUSINESS OVERVIEW

Our primary business activity is currently the international seaborne transportation of crude oil and dry bulk cargoes. Our current fleet consists of four double-hull VLCCs, one of which was built in 1996 and three of which were built in 1995, and four Capesize dry bulk carriers two of which were built in 2009 and two of which were built in 2010. Each of our vessels is owned by a subsidiary and has been flagged in the Marshall Islands or Hong Kong. Our total carrying capacity is approximately 1.9 million dwt. The following chart provides information on the deployment of our vessels as of December 31, 2010:

Vessel Name	Type	Employment	Expiration Date

Titan Venus (ex-Camden) (1)	VLCC	Bareboat charter	August 2012
Mayfair (2)	VLCC	Bareboat charter	July 2015
Hampstead	VLCC	Time charter	April 2012
Kensington	VLCC	Time charter	May 2011
Battersea	Capesize	Time charter	June 2014
Belgravia	Capesize	Time charter	August 2014
Golden Future (3)	Capesize	Time charter	January 2013
Golden Zhejiang (4)	Capesize	Time charter	September 2014

(1)  This vessel commenced a 30-month bareboat charter late March 2010.
(2)  This vessel commenced a five year bareboat charter in October 2010.
(3)  This vessel was purchased in July 2010.
(4) This vessel was purchased in October 2010.

The Company has been operating in two markets since 2009. We operate in the tanker and drybulk carrier markets as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2010	2009	2008
Total operating revenues – tanker market	55,072	58,860	82,914
Total operating revenues – drybulk carrier market	40,825	8,479	-

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, Bermuda.

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

Our goal is to generate competitive returns for our shareholders. Our dividend policy is to declare quarterly dividends to shareholders, substantially equal to net cash flow in the reporting quarter less reserves that our Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as by undertaking equity offerings, incurring additional indebtedness in line with our current low-leverage capital structure and utilizing the proceeds from the sale of our vessels.

There is no guarantee that our shareholders will receive quarterly dividends from us. Our dividend policy may be changed at any time at the sole discretion of our Board, who will take into account, among other things, our contingent liabilities, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of dividends, if any, that we may pay.

Management Structure

Our Board decided, at the incorporation of the Company, to contract for the day-to-day management services of the Company and its subsidiaries, rather than to establish a proprietary management organization. This policy was based on the availability of such services in the market on terms which we consider more cost efficient to us than the alternative. The Board has not seen any reason to change this policy since it was formulated. All of the management services contracted for by the Company and its subsidiaries are subject to the Board's or, as the case may be, the board of the relevant subsidiary's, sole right to determine the overall objectives and policies of the Company and its subsidiaries. Further, all matters of material importance to or of an extraordinary nature in respect of our business are decided by the Board.

General Management Agreement

We are provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager. The General Manager is a wholly owned subsidiary of Frontline. The General Manager subcontracts all the services delivered to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Up to March 31, 2010, on the terms set forth in a management agreement dated February 12, 1997, as subsequently amended by an amendment no. 1 thereto dated March 1, 2004, or the Management Agreement, the fee payable to the General Manager pursuant to the terms of the Management Agreement was $1.15 million per annum plus a commission of 1.25% on gross freight revenues and 1% of proceeds on the sale of vessels. We were responsible for paying all administrative expenses incurred from third parties such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. In August 2010, we amended the Management Agreement with effect from April 1, 2010, which we refer to as our Amended General Management Agreement. Pursuant to the terms of the Amended General Management Agreement, the General Manager is entitled to a management fee of $2.3 million per annum from January 1, 2010, which is subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our tanker vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of vessels. In addition, we, in our discretion, may award equity incentives to the General Manager based upon its performance. Such awards are subject to the approval of our Board. We are responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. Our Board believes that the terms of the Amended General Management Agreement are substantially similar to those that we might have obtained in arm's-length negotiations in the market. We may terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

●	the General Manager commits a material breach under the Amended General Management Agreement, and such breach remains unremedied for 30 days;

●	any material consent, authorization, license, approval or similar requirement for the General Manager's activities as such is modified, terminated, revoked or expires;

●	it becomes unlawful for the General Manager to perform the services to be provided under the terms of the Amended General Management Agreement; or

●	the General Manager ceases to be a wholly-owned subsidiary of Frontline.

The General Manager may terminate the Amended General Management Agreement upon five business days' notice in the event we commit a material breach of the terms thereof and the breach remains unremedied for 30 days. Either party may terminate the Amended General Management Agreement upon immediate written notice to the other party in the event such other party becomes subject to an insolvency event. Either party may terminate the Amended General Management Agreement upon 12 months' prior written notice to the other party, provided that such termination by us must be approved by a resolution duly adopted by the affirmative vote of shareholders holding at least 66 2/3% of our issued and outstanding common shares. Our Board believes that if the Amended General Management Agreement is terminated, we will be able to obtain appropriate alternative arrangements for our management requirements. However, there can be no assurance that such alternative arrangement would not cause us to incur additional expenses.

Technical Management of Vessels

Technical management of our vessels is provided by ship mangers subcontracted by the General Manager to oversee the technical elements of running the vessels.

Commercial Management of Capesize Vessels

Golden Ocean Management AS, a wholly-owned subsidiary of Golden Ocean, managed our drybulk carriers the Belgravia and the Battersea pursuant to a commercial management agreement from the delivery of the dry bulk carriers in 2009. The remuneration was 1.25 % of all gross freights earned by the vessels. In June 2010, we entered into a new commercial management agreement, which we refer to as the Drybulk Commercial Management Agreement, with Golden Ocean Management (Bermuda) Ltd., which is a wholly-owned subsidiary of Golden Ocean, and whom we refer to as the Drybulk Commercial Manager. This agreement replaces our previous commercial management agreement with a different wholly-owned subsidiary of Golden Ocean. The Drybulk Commercial Manager may subcontract some or all of the services delivered to us and our subsidiaries to its affiliates or third parties. Pursuant to the Drybulk Commercial Management Agreement, the Drybulk Commercial Manager is entitled to receive a commission of 1.25% of all gross freight earned by our drybulk carriers. In addition, we, in our discretion, may award equity incentives to the Drybulk Commercial Manager based on its performance. Such awards are subject to the approval of our Board. We or the Drybulk Commercial Manager may terminate the Drybulk Commercial Management Agreement subject to three months' prior written notice to the other party.

Furthermore, we may terminate the Drybulk Commercial Management Agreement with immediate effect in the event the Drybulk Commercial Manager commits a material breach of the terms thereof and the breach remains unremedied for 14 days after written notice thereof has been provided by us to the Drybulk Commercial Manager. In addition, either party may terminate the Drybulk Commercial Management Agreement upon immediate written notice to the other party in the event that such other party becomes subject to an insolvency event. Our Board believes that, in the case of any termination of the Drybulk Commercial Management Agreement, we can obtain an appropriate alternative arrangements for our commercial management requirements. However, there can be no assurance that such alternative arrangements would not cause us to incur additional expenses.

Seasonality

Historically, oil trade and therefore charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry in general has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. Most apparent is a higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

 The dry bulk trade also has a history of tracking seasonal demand fluctuations, but like the oil trade, appears to have become less dependent on such fluctuations as a result of the increased transportation of certain dry bulk commodities. Grain has traditionally had the greatest impact  on the dry bulk market, particularly during the peak demand seasons, which occur during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. With the quarterly pricing of iron ore affecting its demand and factors such as weather and port congestion impacting the dry bulk industry as a whole, the volatility of dry bulk earnings in recent years appears to be the result of factors other than seasonality.

Customers

Our customers include major oil companies, tanker companies, dry bulk companies, petroleum products traders, government agencies and various other entities. During the year ended December 31, 2010, three customers accounted for 64% of our consolidated operating revenues.

Competition

The market for international seaborne crude oil and dry bulk transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets. In addition, many owners and operators in each of the tanker and dry bulk industries pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the tankers owned or controlled by us, also operate their own vessels and use those vessels not only to transport their own crude oil but also to transport crude oil for third party end-users in direct competition with independent owners and operators in the tanker charter market. Competition for charters in the tanker and dry bulk markets is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.  We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future for example, as a result of the 2010 Deepwater Horizon oil spill in the Gulf of Mexico, could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards. These amendments entered into force in July 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas, or ECAs. Please see "United States—the U.S. Clean Air Act" below for information on the ECA designated in North America and the Hawaiian Islands. We have obtained International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

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

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross tons or $23,496,000 per single hull tanker, and $2,000 per gross ton or $17,088,000 per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

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

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called "Category 3" marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On December 22, 2009, the EPA announced final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. Compliance with these standards may cause us to incur costs to install control equipment on our vessels.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands as an ECA under the Annex VI amendments. The new ECA will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECA cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. The Convention has not yet entered into force because a sufficient number of states have failed to adopt it.  However, the IMO's Marine Environment Protection Committee passed a resolution in March 2010 encouraging the ratification of the Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems. If mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

Greenhouse Gas Regulation

The IMO is evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessel. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten the public health and safety. In addition, climate change initiatives are being considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Our General Manager is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. We carry insurance covering the loss of hire resulting from marine casualties or hull and marine particular damages on our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

D.  PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of four tankers and four Capesize dry bulk carriers. The name, dwt, flag and date of original delivery from the Builder's yard are set forth below.

Vessel name	Type	Approx. dwt	Flag	Year Built

Titan Venus (ex-Camden)	VLCC	298,000	Marshall Islands	1995
Mayfair	VLCC	298,000	Marshall Islands	1995
Kensington	VLCC	298,000	Marshall Islands	1995
Hampstead	VLCC	298,000	Marshall Islands	1996
Belgravia	Capesize	170,500	Marshall Islands	2009
Battersea	Capesize	170,500	Marshall Islands	2009
Golden Future	Capesize	176,000	Hong Kong	2010
Golden Zhejiang	Capesize	176,000	Hong Kong	2010

Our VLCCs are of double hull construction designed for enhanced safety and reliability. Please see the discussion in Item 3B. above for a description of environmental regulations that may affect the Company's utilization of the vessels.

Other than its interests in the vessels, the Company has no interest in any other property.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with Item 3 "Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

In February 1997, the Company's five wholly-owned subsidiaries each purchased one VLCC. From their purchase in February 1997 until March 2004, the Company chartered the VLCCs to Shell International on long-term bareboat charters. The charters expired for all five VLCCs, in accordance with their terms, in March 2004 and the VLCCs were redelivered to the Company and subsequently chartered out on time and spot markets. One VLCC was sold in December 2007.

In May 2007, the Company entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan Shipbuilding Co Ltd in the Republic of Korea. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009. In July 2010, we acquired a 2010-built Capesize dry bulk carrier from Golden Ocean and in October 2010, we acquired a second 2010-built Capesize dry bulk carrier from Golden Ocean. Both vessels were acquired with existing time charters.

We currently own and operate four VLCCs and four Capesize dry bulk carriers operating under the following time and bareboat charter agreements:

	Time Charter Terms	Length of Charter	Expiration date
Hampstead	$37,750 per day plus profit share (1)	5 year	April 2012
Kensington	$37,750 per day plus profit share (1)	4 year	May 2011
Battersea	$40,000 per day	5 year	June 2014
Belgravia	$52,670 per day	5 year	August 2014
Golden Future	$31,500 per day	35 month	January 2013
Golden Zhejiang	$29,900 per day	4 year	September 2014

	Bareboat Charter Terms	Length of Charter	Expiration date
Titan Venus (ex-Camden)	$32,000 per day (2)	30 month (3)	August 2012
Mayfair	$32,000 per day (2)	5 year	July 2015

(1) Profit share is calculated and settled on a quarterly basis for earnings in excess of $37,750 per vessel per day calculated by reference to the Baltic International Trading Route (BITR) Index.
(2) This rate is deemed to be the daily time charter equivalent, or TCE, rate and is calculated by adding the estimated drydocking costs and operating expenses to the bareboat charter rate.
(3) The charterer has an option to extend by 30 months.

Market Overview and Trend Information

Tanker Market

According to industry sources, the average TCE rate for a modern VLCC was $42,500 per day in 2010. The tanker market in 2010 was characterized by a strong first half and a weak second half. Storage activities and delays in the newbuilding delivery schedule contributed positively to the first half of the year and the year started rather strongly with average earnings of $60,000 per day in the first quarter and $58,000 per day in the second quarter. The second half of the year returned lower earnings per day mostly due to the lack of vessels being used as floating storage and the high availability of tonnage. Consequently the average TCE for the second and the third quarter was $26,000 and $27,500 per day respectively.

The removal of single hulled vessels throughout the year was modest and below most expectations. However, due to their trading restrictions interference with the more modern tonnage was rather limited. Furthermore, the seaborne oil trade continued to grow through the year parallel to a large increase in world oil demand. Industry sources indicate a 4% growth in the volume of seaborne oil trade and a 3% increase in transport distances. China maintained its imports from West Africa, and thus continues to be one of the most important participants to the large tanker market and a main contributor to what industry sources estimate was a 7% ton-mile increase in 2010.

The VLCC fleet increased by approximately 7.5% in 2010 to 548 vessels. Throughout the year, a total of 55 new vessels were delivered to owners and 51 new orders were placed. The total order book consisted of 185 vessels at the end of the year, representing 34% of the existing fleet.

Throughout 2011, it is estimated that 79 new VLCCs will enter the market, including 25 in the first quarter. In 2010 industry sources expected that 67 VLCCs would be delivered, however only 55 were actually delivered. This resulted in 19% slippage for the year and the trend is expected to continue throughout 2011. Furthermore, there are still single hull vessels trading actively. The phase out program has not yet been completed and the fleet counted 43 non-double hull VLCCs at the end of 2010. Not all of these vessles are trading actively and it is likely that the majority will be either sold for scrap, demolished or converted by the end of 2011.

According to the February 2011 report from the International Energy Agency, or "IEA", average OPEC production is estimated at 29.2 million barrels per day in 2010. The expected 2011 OPEC production output figure has not yet been published by the IEA.  However, the IEA estimates a production figure of about 29.9 million barrels per day for January 2011, which is approximately 800.000 barrels per day more compared to the production output in January 2010.

The IEA further estimates that the average world oil demand was 87.8 million barrels per day in 2010, which represents an increase of 3.3% or 2.85 million barrels per day from 2009. For 2011, the world oil demand is estimated at 89.3 million barrels per day, representing an increase of 1.7% or 1.46 million barrels per day from 2010.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2010. The average bunker price in Fujairah was approximately $465/mt in 2010, which represents an increase of $95/mt from 2009. The prices ranged from a low of $422/mt at the beginning of July to a high of $512/mt at the end of December.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or "IMF", in January 2011, World Output, or GDP, increased 5 % in 2010, which was a substantial upward shift compared to the 2009 -0.6% growth. For 2011 and 2012 the IMF forecasts World GDP growth of 4.4% and 4.5%, respectively.

Drybulk Market

In spite of a net fleet growth of 76 million dwt or 14% of the existing fleet and slightly lower iron ore imports to China, average earnings for the entire fleet were generally at the same level as for 2009. But there were big differences in earnings between the sizes which reflect the influx of newbuildings. As many as 205 Capesize vessels were delivered in 2010 or a net fleet growth of 23%, while the Handysize segment in comparison had a net fleet growth of 8%. In combination with lower volumes of long haul shipments of iron ore from Brazil to Asia, the charter rates for Capesize vessels declined and from time to time they earned less than the smaller sizes.

Outside the normal supply and demand balance there are a few reasons why the utilization of the dry bulk fleet was well supported.

•	Chinese coastal trade is growing fast and may account for as much as 6% of total dry bulk trade

•	Waiting time at load and discharge ports was tying up between 5 and 9% of the total fleet during 2010.

•
There was inefficient utilization of the fleet due to the fact that a continuously larger portion of the dry bulk fleet discharges in Asia and must sail without cargo back to loading areas in the Western hemisphere. In addition piracy in Gulf of Aden and Indian Ocean is adding waiting time for military convoys, slower steaming during convoy passages and deviations in general.

As reported by the Baltic Exchange, the average time charter earnings for a Panamax vessel was $18,203 per day during the fourth quarter of 2010and average time charter earnings for a Capesize vessel was $34,424 per day for the same period.

The total dry bulk fleet grew by 15.7% year on year during fourth quarter 2010 and 3.8% compared to the previous quarter. There is a substantial gap between the official order book and what is actually being delivered. About 67% of the official order book was delivered during 2010.

Furthermore, the IMF reported a U.S. GDP increase of 2.8% for 2010, which was an upward shift from the 2009 decrease of 2.6%. For 2011 and 2012 the IMF forecasts a U.S. GDP increase of 3% and 2.7% respectively.

Germany, France, Italy and Spain in Europe and Japan experienced an increase in GDP for 2010 of 1.8% and 4.3%, respectively, and these countries are also forecast to report GDP growth for both 2011 and 2012.

The emerging and developing economies increased their GDP by 7.1% for 2010, compared with a growth of 2.6% for 2009. For 2011 and 2012 the IMF forecasts a continued increase in GDP of 6.5% for both years.

China yet again surpassed massive growth in GDP experienced in past years and according to the IMF, GDP increased by 10.3% in 2010, which was 1.1% higher as compared with 2009. For 2011 and 2012, the forecast is slightly lower with expected growth of 9.6% and 9.5%, respectively.

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

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2010, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we do not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel's classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller's technical manager and the seller is automatically terminated and the vessel's trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

●	obtain the charterer's consent to us as the new owner;

●	obtain the charterer's consent to a new technical manager;

●	in some cases, obtain the charterer's consent to a new flag for the vessel;

●	arrange for a new crew for the vessel;

●	replace all hired equipment on board, such as gas cylinders and communication equipment;

●	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

●	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

●	implement a new planned maintenance program for the vessel; and

●	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

Year ended December 31, 2010 compared with year ended December 31, 2009

Operating revenues

(in thousands of $)	2010	2009	Change
Time charter revenues	74,232	54,892	35.2%
Voyage charter revenues	15,268	12,447	22.7%
Bareboat charter revenues	6,397	-	-
Total operating revenues	95,897	67,339	42.4%

Time charter revenues increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to increased earnings from Battersea and Belgravia of $9.5 million and $15.7 million, respectively, which were operational for a full year in 2010, earnings of $5.3 million from Golden Future, which was purchased in July 2010 and earnings of $1.8 million from Golden Zhejiang, which was purchased in October 2010 partially offset by reduced earnings from the Mayfair of $10.9 million due to the termination of a time charter in April 2010 and reduced earnings from the Titan Venus (ex-Camden) of $1.9 million due to the termination of a time charter in January 2010.

Voyage charter revenues increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to two vessels, Mayfair and Titan Venus (ex-Camden), operating in the spot market for periods in 2010 compared to one vessel, Titan Venus (ex-Camden), operating in the spot market for part of 2009.

Bareboat charter revenues in the year ended December 31, 2010 are attributable due to Titan Venus (ex-Camden) commencing a two and half year bareboat charter in April 2010 and Mayfair commencing a five year time charter in October 2010.

Operating expenses

(in thousands of $)	2010	2009	Change
Voyage expenses and commission	10,467	8,588	21.9%
Ship operating expenses	19,678	18,829	4.5%
Administrative expenses	3,018	1,823	65.6%
Depreciation	19,567	14,343	36.4%
Total operating expenses	52,730	43,583	21.0%

The increase in voyage expenses in the year ended December 31, 2010 compared to the year ended December 31, 2009 is primarily due to two vessels, Mayfair and Titan Venus (ex-Camden), operating in the spot market for periods in 2010 compared to one vessel, Titan Venus (ex-Camden), operating in the spot market for part of 2009.

Ship operating expenses increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to $1.4 million for Golden Future and Golden Zhejiang, an increase of $2.3 million for Battersea and Belgravia and drydocking costs for the Kensington of $2.1 million, partially offset by a decrease in operating costs for the Titan Venus (ex-Camden) and Mayfair, which were on bareboat charters from April 2010 and October 2010, respectively.

Administrative expenses increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to an increase in management fees for general administrative services provided by the General Manager.

Depreciation increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to an increase of $4.6 million for the Battersea and Belgravia due to a full year's charge in 2010 and $1.6 million for the Golden Future and Golden Zhejiang following their purchase during 2010 partially offset by a decrease in the depreciation charge for the VLCCs following a change in their residual values on July 1, 2009.

Other income (expenses)

(in thousands of $)	2010	2009	Change
Interest income	54	123	(56.1%)
Interest expense	(3,940)	(1,895)	107.9%
Other financial items	(724)	(304)	138.2%
Net other expenses	(4,610)	(2,076)	122.1%

Interest income decreased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to a decrease in interest rates.

Interest expense increased in the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to the increased borrowings following the acquisition of the four Capesize vessels.

The increase in other financial items in the year ended December 31, 2010 compared to the year ended December 31, 2009 is primarily due to an increase in the amortization of deferred charges resulting from charges capitalized in the third and fourth quarter of 2010 relating to new loans for $58.24 million and $175 million.

Year ended December 31, 2009 compared with year ended December 31, 2008

Operating revenues

(in thousands of $)	2009	2008	Change
Time charter revenues	54,892	74,837	(26.7%)
Voyage charter revenues	12,447	8,077	54.1%
Total operating revenues	67,339	82,914	(18.8%)

Time charter revenues decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in profit share payments of $18.9 million received from the time charters for the Hampstead and Kensington due to the weaker spot market and a decrease in time charter earnings from the Titan Venus (ex-Camden) of $9.1 million, which was operated in the spot market after its five year time charter ended March 2009, offset by time charter earnings from the Battersea and Belgravia, which commenced five year time charters upon delivery to the Company in August and October 2009, respectively.

Voyage charter revenues in the year ended December 31, 2009 relate to the Titan Venus (ex-Camden), which operated in the spot market from March 2009 whereas voyage charter revenues in the year ended December 31, 2008 relate to the Chelsea, which was sold in December 2007 and delivered in February 2008.

Operating expenses

(in thousands of $)	2009	2008	Change
Voyage expenses and commission	8,588	4,012	114.1%
Ship operating expenses	18,829	14,535	29.5%
Administrative expenses	1,823	1,538	18.5%
Depreciation	14,343	13,711	4.6%
Total operating expenses	43,583	33,796	29.0%

The increase in voyage expenses in the year ended December 31, 2009 compared to the year ended December 31, 2008 is primarily due to the Titan Venus (ex-Camden), which traded in the spot market from March 2009 compared to the Chelsea, which traded in the spot market for six weeks at the beginning of 2008 before delivery to its new owners.

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

Other income (expenses)

(in thousands of $)	2009	2008	Change
Interest income	123	2,336	(94.7%)
Interest expense	(1,895)	(3,216)	(41.1%)
Other financial items	(304)	(184)	65.2%
Net other expenses	(2,076)	(1,064)	95.1%

Interest income decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in interest rates and a decrease in cash due to the funding of our newbuilding program.

Interest expense decreased in the year ended December 31, 2009 compared to the year ended December 31, 2008 primarily due to a decrease in interest rates.

The increase in other financial items in the year ended December 31, 2009 compared to the year ended December 31, 2008 is primarily due to fees paid on the repayment of predelivery loans for the Battersea and Belgravia and an increase in the amortization of deferred charges resulting from charges capitalized in the third quarter of 2009 relating to a new $60 million loan.

Recently Issued Accounting Standards

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements.  Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different companies reflect new shares issued as part of a distribution in their calculation of earnings per share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

Liquidity and Capital Resources

The Company operates in a capital intensive industry and has historically financed its purchase of vessels through a combination of equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Periodic adjustments to the supply of and demand for oil tankers and dry bulk carriers cause the industry to be cyclical in nature.

The Company's funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in United States dollars.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received upon completion of the voyage.

In February 2011, the Company estimates it has an average cash breakeven rate for its VLCCs, which are on time charter, and Capesize vessels of $18,700 and $8,500, respectively, per vessel per day. The VLCCs which are on bareboat contract have a cash break even rate of $4,300 per vessel per day. These represent the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans.

The liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, September 2010 public offering, bank loans, proceeds from the sale of vessels and charterhire income. The Company expects that charterhire paid from time charters, bareboat charters and voyage charters will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2010, 2009, and 2008, the Company had cash and cash equivalents of $56.8 million, $8.0 million and $78.0 million, respectively. As of December 31, 2010, 2009, and 2008, the Company had restricted cash of $15.0 million, $10.0 million and $10.0 million, respectively.  The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times in conjunction with the Company's loan facilities. The cash position at the end of 2010 is significantly higher than 2009 due to the unused proceeds from the equity offering in September 2010.

During the year ended December 31, 2010, we paid total cash dividends of $33.5 million.

Borrowing activities

In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect to a VLCC in the fleet at the time. One tranche was repaid upon the sale of the related vessel in 2007. The credit facility was secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect to that VLCC. The repayment terms of the facility were seven years. The credit facility bore interest at LIBOR plus a margin. During 2007, we obtained an extension of the $140 million loan with two tranches of $16.8 million each (the "Pre-delivery Loan"), subject to the same covenants as the $140 million loan, in order to fund the first installments on the two Capesize newbuildings. These tranches were repaid upon delivery of the Capesize vessels, which took place in August and October 2009. The outstanding balance on the $140 million loan was repaid in full in July 2010.

In August 2009, the Company entered into a four year term loan facility agreement consisting of two tranches of $30.0 million each (the "$60 Million Loan"). In August 2009, the Company drew down $30.0 million to fund the final instalment due on delivery of the first Capesize newbuilding and the repayment of the first tranche of the Pre-delivery Loan. In October 2009, the Company drew down the second tranche of $30.0 million under the term loan to fund the final instalment due on delivery of the second Capesize newbuilding and the repayment of the second tranche of the Pre-delivery Loan. The loans were secured by, among other things, a mortgage on the Capesize vessels and an assignment of any charters in respect to those vessels. The $60 Million Loan bore interest at LIBOR plus a margin. In July 2010, the Company amended the $60 Million Loan and increased the total amount under the credit facility to $105 million at which time, the Company drew down $47.5 million. The terms of the loan were amended in order to finance the purchase of a Capesize vessel and cover fees and expenses related to the acquisition. The August 2009 loan was refinanced with the senior secured term loan facility entered into in December 2010.

In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of the VLCC vessels in the fleet in order to refinance the outstanding balance of $56 million of debt under our $140 million loan facility taken out in March 2004. The loan is repayable in June 2015. As of December 31, 2010, the outstanding balance was $57.34 million. The loan bears interest at LIBOR plus a margin.

In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015. As of December 31, 2010, the outstanding balance was $100.0 million. The loan bears interest at LIBOR plus a margin.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2010.

Equity offering

On September 27, 2010, the Company announced an underwritten public offering of 4,250,000 common shares and a 30 day option granted to the underwriters to purchase up to 637,500 additional shares to cover overallotments. The offering was priced at $19.00 per share and the underwriters exercised the over-allotment option in full. As a result, 4,887,500 common shares were issued in October and net proceeds of approximately $87.6 million were received. The proceeds have been used to fund a portion of the purchase price of the Golden Zhejiang and the remainder is expected to be used to repay indebtedness, fund future vessel acquisitions, for working capital and for general corporate purposes.

In July and October 2010, the Company purchased two 2010-built Capesize dry bulk carriers, Golden Future and Golden Zhejiang, from Golden Ocean. Golden Future was purchased for $47.0 million in cash and 1,464,515 shares with a value of $25.0 million. Golden Zhejiang was purchased for $47.0 million in cash and 973,684 shares with a value of $18.5 million.

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

Off-balance sheet arrangements

None.

Tabular disclosure of contractual obligations

At December 31, 2010, the Company had the following contractual obligations:

	Payment due by period
		Less than			More than
(In thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Debt (1)	157,340	3,600	10,800	142,940	-
Total contractual cash obligations	157,340	3,600	10,800	142,940	-

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company
Name	Age	Position
Ola Lorentzon	61	Director and Chairman
Douglas C. Wolcott	79	Director and Audit Committee member
David M. White	70	Director and Audit Committee Chairman
Hans Petter Aas	65	Director
Herman Billung	53	Director
Inger M. Klemp	48	Chief Financial Officer
Georgina Sousa	61	Company Secretary

Pursuant to the Amended General Management Agreement with the Company, the General Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the General Manager.

Name	Age	Position
Inger M. Klemp	48	Director and President
Kate Blankenship	46	Director
Graham Baker	51	Director

Directors of both the Company and the General Manager are elected annually, and each director elected holds office until a successor is elected.  Officers of both the Company and the General Manager are elected from time to time by vote of the respective board of directors and hold office until a successor is elected.  Certain biographical information with respect to each director and executive officer of the Company and the General Manager is set forth below.

Ola Lorentzon has been a director of the Company since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer since May 5, 2010.  Mr. Lorentzon is also a director of Erik Thun AB, Crew Chart Ship Management AB and Sea Bird Exploration Ltd.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

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

Herman Billung has been a director since September 2010. Mr. Billung has served as Chief Executive Officer of Golden Ocean Management AS since April 1, 2005. Mr. Billung's previous position was as Managing Director of Maritime Services in The Torvald Klaveness Group, responsible for the commercial management of the group's dry bulk pools, Bulkhandling and Baumarine. Mr. Billung was Managing Director of the dry bulk operating company, Frapaco Shipping Ltd. between 1994 and 1998. Mr. Billung graduated from the Royal Norwegian Naval Academy in 1984.

Hans Petter Aas has been a Director of the Company since September 2008. Mr. Aas has been a Director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas has been a director of Golar LNG Limited since September 2008 and is also a director of Knutsen NYK Offshore Tankers AS, Gearbulk Holding Limited and the Norwegian Export Credit Guaranty Institute. Mr. Aas has a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA ("DnB NOR") in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

Inger M. Klemp has served as Chief Financial Officer of the Company since September 2007. Mrs. Klemp has served as Chief Financial Officer of Frontline Management AS and has been a director of the General Manager since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008. Mrs. Klemp served as Vice President Finance of Frontline Management AS from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Mrs. Klemp served as Assistant Director Finance in Color Group ASA from 1998 to 2001 and as Group Financial Manager in Color Line ASA from 1992 to 1998, a Norwegian based cruise operator which was stock exchange listed until October 1999. From 1989 to 1992 Mrs. Klemp served as Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market. From 1986 to 1989, Mrs. Klemp served as a lending officer of Fokus Bank ASA.

Kate Blankenship was Chief Financial Officer of the Company from April 2000 to September 2007 and served as Secretary of the Company from December 2000 to March 2007. Mrs. Blankenship has been a director of the General Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Golar LNG Energy Limited, Ship Finance International Limited, Seadrill Limited, Seawell Limited, Golden Ocean Group Limited and Independent Tankers Corporation Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Graham Baker has been a director of the General Manager since December 6, 2006. Mr. Baker is Chief Accounting Officer of Frontline having joined the company in July 2006. Mr. Baker has worked in various senior financial roles and most recently was the Head of Group Reporting at NTL Inc., a large NASDAQ listed company and before that the European Chief Financial Officer of DVI Inc., a NYSE listed group. He is a member of the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers.

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

B.  COMPENSATION

The Company incurred directors' fees of $378,842 in 2010. On December 29, 2010, a total of 29,571 restricted stock units were issued to directors of the Company. The share price on the date of issue was $22.23 per share. No separate compensation was paid to the Company's officers.

Employment Agreement

On May 19, 2010, the Company entered into an employment agreement with our Chief Executive Officer, Mr. Ola Lorentzon. The employment agreement has a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Lorentzon receives an annual base salary of $130,000 and is entitled to receive a discretionary bonus and additional incentive compensation as determined by the Board.

Under the employment agreement, Mr. Lorentzon is prohibited from participating in marine transportation business activities in direct competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Upon termination of the employment agreement by us without cause (as defined in the employment agreement), Mr. Lorentzon will be entitled to (i) his base salary through the date of termination, (ii) a lump sum payment equal to the aggregate of his base salary plus a discretionary bonus, based on the average of his two prior years' total compensation, or a lump sum of $130,000 if no average is available, and (iii) any amounts Mr. Lorentzon may be entitled to under the terms of the equity incentive plan.

2010 Equity Incentive Plan

The Company adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. A total of 800,000 common shares have been reserved for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by the Board or such committee of the Board as may be appointed by the Board to serve as plan administrator.

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

●
In lieu of a nomination committee comprised of independent directors, our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to the bye-laws, directors are elected by the shareholders in duly convened annual or special general meetings.

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

●
Prior to the issuance of securities, we are required to obtain the consent of the Bermuda Monetary Authority as required by law. We have obtained blanket consent from the Bermuda Monetary Authority for the issue and transfer of the Company's securities provided that such securities remain listed on a recognized stock exchange.

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

D.  EMPLOYEES

We have not had any employees since inception as the General Manager is responsible for the management and administration of the Company with the exception of Ola Lorentzon who was appointed Chief Executive Officer in May, 2010.

E.  SHARE OWNERSHIP

As of March 18, 2010, none of the directors or officers of the Company owned any common shares of the Company and four directors owned a total of 29,571 restricted stock units of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 18, 2011 regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than 5% of our outstanding shares of common stock.

Beneficial Owner	Amount of Common Shares	Percentage Ownership
Kayne Anderson Capital Advisors, L.P. (1)	1,817,901	7.68%
Golden Ocean Group Limited (2)	2,438,199	10.0%

(1) Information derived from the Schedule 13G/A of Kayne Anderson Capital Advisors, L.P. , which was filed with the Commission on February 9, 2011.
(2) Information derived from the Schedule 13D of Golden Ocean Group Limited, which was filed with the Commission on February 7, 2011.

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

In July and October 2010, the Company purchased two 2010-built Capesize dry bulk carriers, Golden Future and Golden Zhejiang, from Golden Ocean. Golden Future was purchased for $47.0 million in cash and 1,464,515 shares with a value of $25.0 million. Golden Zhejiang was purchased for $47.0 million in cash and 973,684 shares with a value of $18.5 million. Both vessels were acquired with an existing time charter and $3.3 million of the purchase price for the Golden Zhejiang has been attributed to the value of the time charter.

Management fees of $0.5 million, which represents a commission of 1.25% of gross freight earned by the drybulk carriers, were invoiced by Golden Ocean, and paid by the Company, during 2010. At December 31, 2010, $69,000 was due from Golden Ocean. On December 29, 2010, 14,786 restricted stock units were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

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

Dividend Policy

Our dividend policy is to declare quarterly dividends to shareholders, substantially equal to net cash flow in the reporting quarter less reserves that our Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as by undertaking equity offerings, incurring additional indebtedness in line with our current low-leverage capital structure and utilizing the proceeds from the sale of our vessels.

There is no guarantee that our shareholders will receive quarterly dividends from us. Our dividend policy may be changed at any time at the sole discretion of our Board, who will take into account, among other things, our contingent liabilities, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of dividends, if any, that we may pay.

In 2010, 2009 and 2008, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount per share
2010
February 19, 2010	March 4, 2010	$0.30
May 21, 2010	June 7, 2010	$0.40
August 24, 2010	September 7, 2010	$0.50
November 19, 2010	December 6, 2010	$0.50

2009
February 18, 2009	March 2, 2009	$0.25

2008
February 26, 2008	March 7, 2008	$0.75
May 27, 2008	June 9, 2008	$0.75
August 22, 2008	September 9, 2008	$0.75
November 17, 2008	December 1, 2008	$0.50

On February 7, 2011, the Board declared a cash dividend of $0.50 per share for the fourth quarter of 2010 that was paid on March 3, 2011.

B.  SIGNIFICANT CHANGES

Not applicable.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2010	$24.49	$13.36
2009	$17.16	$11.00
2008	$35.00	$10.01
2007	$34.00	$23.01
2006	$30.78	$20.42

The following table sets forth, for the two most recent fiscal years, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31, 2010	High	Low
First quarter	$17.45	$13.36
Second quarter	$19.86	$15.34
Third quarter	$22.18	$16.82
Fourth quarter	$24.49	$18.35
Fiscal year ended December 31, 2009	High	Low
First quarter	$17.16	$11.00
Second quarter	$16.95	$12.34
Third quarter	$16.20	$12.70
Fourth quarter	$13.72	$12.06

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Month	High	Low
February 2011	$25.49	$23.41
January 2011	$24.42	$22.41
December 2010	$23.55	$20.53
November 2010	$24.49	$21.62
October 2010	$22.10	$18.35
September 2010	$22.18	$17.63

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

On September 25, 2009, at the 2009 Annual General Meeting of the Company the shareholders approved an increase of the Company's authorized common shares, par value $0.01, from 20,000,000 to 35,000,000. The Company currently has issued and outstanding 24,425,699 common shares.

C.  MATERIAL CONTRACTS

None.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority (the "BMA") must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the NASDAQ Global Select Market, which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of common shares or other nonresidents of Bermuda who are holders of our common shares in currency other than Bermuda Dollars.

In accordance with Bermuda law, share certificates may be issued only in the names of corporations, individuals or legal persons. In the case of an applicant acting in a special capacity (for example, as an executor or trustee), certificates may, at the request of the applicant, record the capacity in which the applicant is acting. Notwithstanding the recording of any such special capacity, we are not bound to investigate or incur any responsibility in respect of the proper administration of any such estate or trust.

We will take no notice of any trust applicable to any of our shares or other securities whether or not we had notice of such trust.

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Business Development and Tourism of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Business Development and Tourism of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our income or dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

 E.  TAXATION

United States Taxation

The following discussion is based upon the provisions of the United States Internal Revenue Code of 1986, as amended or the "Code", existing and proposed United States Treasury Department regulations, administrative rulings and pronouncements and judicial decisions, all as of the date of this Annual Report.  Unless otherwise noted, references to the "Company" include the Company's Subsidiaries.  This discussion assumes that the Company does not have an office or other fixed place of business in the United States.

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

Based upon the Company's current and anticipated shipping operations, the Company's vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code, or Section 883, the Company will be subject to United States federal income taxation, in the manner discussed below, to the extent its shipping income is considered derived from sources within the United States.

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

For the 2010 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's Ordinary Shares were primarily and regularly traded on the NASDAQ.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the Ordinary Shares.  This discussion does not purport to deal with the tax consequences of owning Ordinary Shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's Ordinary Shares may be subject to special rules.  You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of Ordinary Shares.

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

Dividends paid on Ordinary Shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholders at preferential United States federal income tax rates (currently through 2012) provided that (1) Ordinary Shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the Ordinary Shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been since the beginning of its 2004 taxable year, or will be); and (3) the United States Non-Corporate Holder has owned the Ordinary Shares for more than 60 days in the 121-day period beginning 60 days before the date on which the Ordinary Shares become ex-dividend.

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

Based on the Company's current operations and future projections, the Company does not believe that it is or that it was since the beginning of its 2004 taxable year, nor does it expect to become, a PFIC with respect to any taxable year.  Although there is no legal authority directly on this point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering, bareboat chartering and voyage chartering activities should constitute services income, rather than rental income.  Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

Although there is no direct legal authority under the PFIC rules, the Company believes there is substantial legal authority supporting its position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes.  However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position.  In addition, although the Company intends to conduct its affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of its operations will not change in the future.

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

If a holder sells his Ordinary Shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption.  If a holder sells his Ordinary Shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment.  However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his Ordinary Shares through a non- United States  office of a broker that is a United States  person or has some other contacts with the United States.

Backup withholding is not an additional tax.  Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the tax payer's income tax liability by filing a refund claim with the IRS.

Bermuda Taxation

As of the date of this document, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax.  As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares.  This does not, however, apply to the taxation of persons ordinarily resident in Bermuda.  Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

 The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 28, 2016, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda.  If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 28, 2016.

Currently, there are no withholding taxes payable in Bermuda on dividends distributed by the Company to its shareholders.

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

In 2004, the Liberian Ministry of Finance issued regulations pursuant to which a non-resident domestic corporation engaged in international shipping, such as the Company's Liberian subsidiaries, will not be subject to tax under the New Act retroactive to January 1, 2001, or the New Regulations.  In addition, the Liberian Ministry of Justice issued an opinion that the New Regulations were a valid exercise of the regulatory authority of the Ministry of Finance.  Therefore, assuming that the New Regulations are valid, the Company's Liberian subsidiaries will be wholly exempt from Liberian income tax as under the Prior Law. In 2009, the Liberian Ministry of Finance adopted an Economic Stimulus Act to clarify the tax treatment of non-resident Liberian corporations. Although such Act was signed into law by the President of Liberia it was never formally published, which is a requirement to make it effective. We are still waiting advice from Liberia regarding publication of the 2009 Economic Stimulus Act.

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

The Company's borrowings as of December 31, 2010 of $157.3 million (December 31, 2009: $120.5 million) bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $1.6 million per year as of December 31, 2010. The fair value of the loan facility at December 31, 2010 was equal to the carrying amount of the facility at the same date.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.  CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2010. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2010.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2010, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially effected or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 16. [Reserved]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that the Company's audit committee has one audit committee financial expert. Mr. David White is an independent director and is the audit committee financial expert.

ITEM 16B. CODE OF ETHICS

The Company has adopted a code of ethics that applies to all entities controlled by the Company and all employees, directors, officers and agents of the Company, including representatives and agents of the Company's General Manager. The Company has posted a copy of its code of ethics on its website at www.knightsbridgetankers.com. The Company will provide any person, free of charge, a copy of its code of ethics upon written request to the Company's registered office.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2010 was PricewaterhouseCoopers AS and for 2009 and 2008 was MSPC, Certified Public Accountants and Advisors, or MSPC. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS and MSPC. Fees in the 2010 column relate to services provided by PricewaterhouseCoopers AS and fees in the 2009 column relate to services provided by MSPC.

(in $)	2010	2009

Audit Fees (a)	240,000	241,950
Audit-Related Fees (b)	-	-
Tax Fees (c)	-	-
All Other Fees (d)	-	-
Total	240,000	241,950

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2010 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

On August 19, 2010, the Company's independent registered public accounting firm, MSPC, notified the Company that it would not stand for re-election at the Company's Annual General Meeting of shareholders to be held on September 24, 2010.

The reports of MSPC on the financial statements of the Company as of December 31, 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audits of the Company's financial statements for each of the two fiscal years ended December 31, 2009 and 2008, and through August 19, 2010, there were no disagreements with MSPC on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of MSPC, would have caused MSPC to make reference to the matter of such disagreements in their reports.

On August 20, 2010, the audit committee of the Board recommended the engagement of PricewaterhouseCoopers AS ("PwC") as the Company's new independent registered public accounting firm. The engagement of PwC was approved at the Annual General Meeting of shareholders held on September 24, 2010. During the Company's two fiscal years ending December 31, 2009 and 2008 and through August 19, 2010, neither the Company nor anyone on its behalf has consulted with PwC regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and neither a written report was provided to the Company nor oral advice was provided that was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement, as that term is defined in Item 16.F of Form 20-F and the related instructions to Item 16.F of Form 20-F, or a reportable event, as that term is defined in Item 16.F of Form 20-F.

A letter from MSPC, dated March 18, 2011, to the Securities and Exchange Commission confirming the information provided in response to this Item 16.F. is filed as Exhibit 15.3 to this annual report.

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

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-14 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

1.2	Amended Bye-Laws of the Company (2)

4.1	2010 Equity Incentive Plan (3)

4.2	Share Sale and Purchase Agreement between Golden Ocean Group Limited and the Company regarding the shares in Golden Future Inc.

4.3	Share Sale and Purchase Agreement between Golden Ocean Group Limited and the Company regarding the shares in Golden Zhejiang Inc.

4.4	Amended and Restated General Management Agreement entered into between the Company and ICB Shipping (Bermuda) Limited

4.5	Drybulk Commercial Management Agreement entered into between the Company and Golden Ocean Management Limited

4.6	Supplemental Agreement to Drybulk Commercial Management Agreement (Golden Zhejiang joins as party)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (MSPC)

15.2	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers AS)

15.3	Letter from MSPC regarding change of certifying accountant

(1)	Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.

(2)	Incorporated by reference to Exhibit No. 4.2 in the Company's Annual report on Form 20-F for the fiscal year ended December 31, 2005.

(3)	Incorporated by reference to Exhibit No. 2 of the Company's Report on form 6-K filed September 27, 2010

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

/s/ Inger M. Klemp
Inger M. Klemp
Chief Financial Officer
Dated:  March 18, 2011

Index to Consolidated Financial Statements of Knightsbridge Tankers Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Knightsbridge Tankers Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in stockholders' equity present fairly, in all material respects, the financial position of Knightsbridge Tankers Ltd. and its subsidiaries at December 31, 2010 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under item 15(b) of Knightsbridge Tankers Ltd.'s Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audit of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit and the report of other auditors provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo
March 18, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Knightsbridge Tankers Limited

We have audited the accompanying consolidated balance sheets of Knightsbridge Tankers Limited and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2009.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ MSPC

MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 17, 2010

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended December 31, 2010, 2009 and 2008
(in thousands of $, except per share data)

	2010	2009	2008
Operating revenues
Time charter revenues	74,232	54,892	74,837
Voyage charter revenues	15,268	12,447	8,077
Bareboat charter revenues	6,397	-	-
Total operating revenues	95,897	67,339	82,914
Operating expenses
Voyage expenses and commission	10,467	8,588	4,012
Ship operating expenses	19,678	18,829	14,535
Administrative expenses	3,018	1,823	1,538
Depreciation	19,567	14,343	13,711
Total operating expenses	52,730	43,583	33,796
Net operating income	43,167	23,756	49,118
Other income (expenses)
Interest income	54	123	2,336
Interest expense	(3,940)	(1,895)	(3,216)
Other financial items	(724)	(304)	(184)
Net other expenses	(4,610)	(2,076)	(1,064)
Net income	38,557	21,680	48,054
Per share information:
Earnings per share: basic and diluted Cash dividends per share declared	$2.02 $1.70	$1.27 $0.25	$2.81 $2.75

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2010 and 2009
(in thousands of $)

	2010	2009
ASSETS
Current assets
Cash and cash equivalents	56,771	7,964
Restricted cash	15,000	10,000
Trade accounts receivable, net	2,008	4,437
Related party receivables	69	-
Other receivables	1,189	662
Inventories	1,492	3,167
Voyage in progress	-	2,679
Prepaid expenses and accrued income	1,399	418
Total current assets	77,928	29,327
Vessels, net	459,032	344,399
Deferred charges	2,629	1,220
Other long term assets	2,364	-
Total assets	541,953	374,946

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	3,600	13,960
Trade accounts payable	3,867	3,664
Accrued expenses	3,514	6,841
Other current liabilities	1,331	4,251
Total current liabilities	12,312	28,716
Long-term liabilities
Long-term debt	153,740	106,520
Total liabilities	166,052	135,236
Commitments and contingencies
Stockholders' equity
Share capital (24,425,699 shares outstanding, par value $0.01, 2009: 17,100,000)	244	171
Additional paid in capital	131,026	-
Contributed capital surplus	179,019	179,019
Retained earnings	65,612	60,520
Total stockholders' equity	375,901	239,710
Total liabilities and stockholders' equity	541,953	374,946

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
(in thousands of $)

	2010	2009	2008

Net income	38,557	21,680	48,054
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	19,567	14,344	13,712
Amortization	652	188	148
Other, net	152	-	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	2,428	(1,692)	2,097
Related party receivables	(69)	-	-
Other receivables	(527)	(215)	5,389
Inventories	1,675	(1,945)	2,702
Voyages in progress	2,679	(2,679)	-
Prepaid expenses and accrued income	(197)	59	133
Trade accounts payable	202	(1,761)	1,201
Accrued expenses	(2,522)	4,741	(3,749)
Other current liabilities	(126)	1,842	-
Net cash provided by operating activities	62,471	34,562	69,687
Investing activities
Changes in restricted cash	(5,000)	-	-
Additions to newbuildings	(3,600)	(116,475)	(17,847)
Purchase of vessels	(94,000)	-	-
Net cash used in investing activities	(102,600)	(116,475)	(17,847)
Financing activities
Proceeds from long-term debt	205,740	60,000	-
Repayment of long-term debt	(168,880)	(42,560)	(8,960)
Debt fees paid	(2,061)	(1,286)	-
Net proceeds from share issuance	87,602	-	-
Dividends paid	(33,465)	(4,275)	(47,025)
Net cash provided by (used in) financing activities	88,936	11,879	(55,985)
Net increase (decrease) in cash and cash equivalents	48,807	(70,034)	(4,145)
Cash and cash equivalents at beginning of year	7,964	77,998	82,143
Cash and cash equivalents at end of year	56,771	7,964	77,998

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	3,598	1,364	3,219

Significant Investing and Financing Activities

In July and October 2010, the Company purchased two 2010-built Capesize dry bulk carriers, Golden Future and Golden Zhejiang, from Golden Ocean. Golden Future was purchased for $47.0 million in cash and 1,464,515 shares worth $25.0 million. Golden Zhejiang was purchased for $47.0 million in cash and 973,684 shares worth $18.5 million.

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Stockholders' Equity for the years ended
December 31, 2010, 2009 and 2008
(in thousands of $, except number of shares)

	2010	2009	2008
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year	17,100,000	17,100,000	17,100,000
Shares issued	7,325,699	-	-
Balance at end of year	24,425,699	17,100,100	17,100,100

SHARE CAPITAL
Balance at beginning of year	171	171	171
Shares issued	73	-	-
Balance at end of year	244	171	171

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	-	-	-
Shares issued	131,026	-	-
Balance at end of year	131,026	-	-

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of year	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of year	60,520	43,115	42,086
Net income	38,557	21,680	48,054
Dividends paid	(33,465)	(4,275)	(47,025)
Balance at end of year	65,612	60,520	43,115
Total Stockholders' Equity	375,901	239,710	222,305

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September 1996. The Company was originally founded for the purpose of the acquisition, disposition, ownership, leasing and chartering of five very large crude carriers, or VLCCs and certain related activities. The Company has subsequently expanded its scope of activities and has taken delivery of two Capesize newbuilding dry bulk vessels in 2009 and purchased two 2010-built Capesize drybulk vessels in 2010. The Company's shares are listed on the NASDAQ Global Select Market.

The business of the Company is managed by ICB Shipping (Bermuda) Limited (the "General Manager"), a wholly-owned subsidiary of Frontline Ltd. and Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean Group Limited (the "Drybulk Commercial Manager").

In December 2007, one vessel was sold with delivery taking place during February 2008. Two VLCCs are on time charters that commenced in 2007 with initial terms of four and five years respectively, each earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. Two VLCCs are on bareboat charters at a daily time charter equivalent rate of $32,000 per day. One is 2.5 year bareboat charter (charterer has the option to extend for a further 2.5 years) and the other is a five year bareboat charter. The Company's two Capesize newbuilding dry bulk carriers commenced five year time charters upon their deliveries in August 2009 and October 2009 earning rates of $40,000 and $52,670 per day gross, respectively, less 1.25% commission. The two 2010-built Capesize drybulk vessels were purchased with existing time charters. One Capesize vessel is on a minimum 2.5 year time charter at a rate of $31,500 per day less 6.25% commission and the other is on a four year time charter at $29,900 per day less 6.25% commission.

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

Reporting currency
The functional currency of the Company and all of its subsidiaries is the United States dollar as all revenues are received in United States dollars and a majority of the Company's expenditures are made in United States dollars. The Company and its subsidiaries report in United States dollars.

Foreign currency
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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from freight billings, time charter and bareboat charter hires. Voyage revenues and expenses are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. The impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

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

Leases
The current charters for the Company's eight vessels are classified as operating leases by the Company.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method in the Company's consolidated statement of operations. Amortization of loan costs is included in interest expense.  If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid.

Earnings per share
Earnings per share are based on the weighted average number of common shares outstanding for the period presented.  There were no potentially dilutive securities outstanding during 2008 and 2009. Restricted stock units, which were granted on December 29, 2010, do not have a dilutive effect in 2010.

Impairment of long-lived assets
Long-lived assets that are held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The company assesses recoverability of the carrying value of the asset by estimating the future net cash flows expected to result from the asset, including eventual disposal. If the future net undiscounted cash flows are less then the carrying value of the asset, an impairment charge is recognized based on the difference between carrying value and fair value. Fair value is typically established using an average of three independent valuations. In addition, long-lived assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

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

Stock-based compensation
The Company accounts for share based payments in accordance with ASC 718. Accordingly, the Company expenses the fair value of restricted stock units issued to directors and management companies over the period in which the options vest.

3.  NEWLY ISSUED ACCOUNTING STANDARDS

In January 2010, the FASB issued authoritative guidance that changes the disclosure requirements for fair value measurements.  Specifically, the changes require a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. The changes also clarify existing disclosure requirements related to how assets and liabilities should be grouped by class and valuation techniques used for recurring and nonrecurring fair value measurements. We adopted the guidance in the first quarter 2010, which did not have an impact on our consolidated financial statements.

In January 2010 the FASB issued authoritative guidance in order to eliminate diversity in the way different companies reflect new shares issued as part of a distribution in their calculation of earnings per share. The provisions of this new guidance are effective on a retrospective basis and their adoption had no impact on the Company's reported earnings per share.

In February 2010, the FASB amended guidance on subsequent events to alleviate potential conflicts between FASB guidance and SEC requirements. Under this amended guidance, SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and we adopted these new requirements in the first quarter 2010. The adoption of this guidance did not have an impact on our financial statements

In July 2010, the FASB issued authoritative guidance which requires expanded disclosures about the credit quality of an entity's financing receivables and its allowance for credit losses on a disaggregated basis. The adoption of this guidance by the Company with effect from 1 January 2010 did not have any effect on its consolidated financial statements.

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

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

The Company has been operating in two markets since 2009. We operate in the tanker and drybulk carrier markets as an international provider of seaborne transportation of crude oil and drybulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2010	2009	2008
Total operating revenues – tanker market	55,072	58,860	82,914
Total operating revenues – drybulk carrier market	40,825	8,479	-

In 2010, three customers accounted for $61.7 million or 64% of gross revenue, whilst in 2009 two customers accounted for $45.0 million or 67% of gross revenue. In 2008, three customers accounted for $74.8 million or 91% of gross revenues. Customers with revenues of more than 10% of the total revenue earned in 2010, 2009 and 2008 are listed below.

(in thousands of $)	2010	2009	2008
Frontline Ltd.	28,041	28,563	47,162
Shagang Shipping Company Ltd	19,084	-	-
Sanko Steamship Company Ltd	14,616	-	-
Great Elephant Corporation	-	16,425	16,363
Malaysia International Shipping Corporation	-	-	11,312
	61,741	44,988	74,837

6.   EARNINGS PER SHARE

The computation of basic and diluted earnings per share is based on net income and the weighted average number of shares outstanding during the year of 19,120,285, 17,100,000 and 17,100,000 for the year ended December 31, 2010, 2009 and 2008, respectively. Restricted stock units, which were granted on December 29, 2010 do not have a dilutive effect in 2010.

7.   LEASES

The minimum future revenues to be received on time charter and bareboat charters, which are accounted for as operating leases as of December 31, 2010 are as follows:

Year ending December 31,
(in thousands of $)
2011	90,207
2012	73,598
2013	51,781
2014	39,875
2015	5,220
Thereafter	-
Total minimum lease revenues	260,681

As of December 31, 2010, all of the Company's vessels are leased out to third parties on time and bareboat charters for intial periods ranging from 2.5 to 5 years. All the vessels are leased out on operating leases.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2010 was $657.9 million and $198.9 million, respectively, and at December 31, 2009 were $523.7 million and $179.3 million, respectively.

8.   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $0.2 million (2009: $0.2 million).

9.   VESSELS

(in thousands of $)	2010	2009
Cost	657,890	523,689
Accumulated depreciation	(198,858)	(179,290)
	459,032	344,399

During 2010, the Company purchased two 2010-built Capesize dry bulk carriers with existing time charters at a cost of $134.2 million.

Depreciation expense was $19.6 million, $14.3 million and $13.7 million for the years ended December 31, 2010, 2009 and 2008, respectively.

10.   DEFERRED CHARGES

(in thousands of $)	2010	2009
Capitalized financing fees and expenses	3,335	1,655
Accumulated amortization	(706)	(435)
	2,629	1,220

Debt arrangement fees of $2.1 million were capitalized during the year. In addition, fully amortized costs of $0.4 million were removed from cost and accumulated amortization.

11.   OTHER LONG TERM ASSETS

Other long term assets at December 31, 2010 represents the unamortized portion of the time charter taken over upon the acquisition of the Golden Zhejiang, which is being amortized over the period of the time charter on a straight line basis. An amount of $0.8 million is included in Prepaid Expenses and Accrued Income in this respect.

12.   ACCRUED EXPENSES

(in thousands of $)	2010	2009
Voyage expenses	584	2,889
Ship operating expenses	1,916	1,304
Administrative expenses	515	2,293
Interest expense	499	355
	3,514	6,841

13. OTHER CURRENT LIABILITIES

(in thousands of $)	2010	2009
Charterhire received in advance	1,331	1,457
Newbuilding accrual	-	2,794
	1,331	4,251

14.   DEBT

(in thousands of $)	2010	2009
U.S. dollar denominated floating rate debt:
-$140 Million Loan	-	60,480
-$58.24 Million Loan	57,340	-
-$60 Million Loan	-	60,000
-$175 Million Loan	100,000	-
Total debt	157,340	120,480
Less: current portion	(3,600)	(13,960)
	153,740	106,520

The average interest rate for the floating rate debt was 2.68% for the year ended December 31, 2010 and 2.41% for the year ended December 31, 2009.

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect to a VLCC in the fleet at the time (including all VLCC vessels in the current fleet). One tranche was repaid upon the sale of the related vessel in 2007. The credit facility was secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect to that VLCC. The repayment terms of the facility were seven years. The credit facility bore interest at LIBOR plus a margin was repaid in July 2010.

$60 Million Loan
In August 2009, the Company entered into a four year term loan facility agreement consisting of two tranches of $30.0 million each. In August 2009, the Company drew down $30.0 million and in October 2009, the Company drew down the second tranche of $30.0 million. The loans were secured by, among other things, a mortgage on two Capesize vessels and an assignment of any charters in respect to those vessels. The $60 Million Loan bore interest at LIBOR plus a margin and was repaid in December 2010.

$105 Million Loan ($60 Million Loan extension)
In July 2010, the $60 Million Loan was extended to $105 million. The Company drew down $47.5 million which was repaid in December 2010.

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of the VLCC vessels in the fleet. The loan is repayable in June 2015. As of December 31, 2010, the outstanding balance was $57.34 million. The loan bears interest at LIBOR plus a margin.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015. As of December 31, 2010, the outstanding balance was $100.0 million. The loan bears interest at LIBOR plus a margin.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2010.

The outstanding debt as of December 31, 2010 is repayable as follows:

(in thousands of $)
Year ending December 31,
2011	3,600
2012	3,600
2013	3,600
2014	3,600
Thereafter	142,940
Total debt	157,340

15.  SHARE CAPITAL

Authorized share capital:
(in thousands of $)	2010	2009
35,000,000 ordinary shares of $0.01 each	350	350

Issued and fully paid share capital:
(in thousands of $)	2010	2009
At January 1	171	171
Issued during the year	73	-
At December 31	244	171

In July 2010, 1,464,515 shares were issued to Golden Ocean Group Limited ("Golden Ocean") at $17.07 per share as part of the purchase consideration for the 2010-built Capesize dry bulk carrier, Golden Future. In October 2010, the Company issued 4,887,500 new shares at $19.00 through a public offering and issued 973,684 shares to Golden Ocean at $19.00 per share as part of the purchase consideration for the 2010-built Capesize dry bulk carrier, Golden Zhejiang.

  The Company's ordinary shares are listed on the NASDAQ Global Select Market.

16.   RESTRICTED STOCK UNITS

In September 2010, the Board of Directors approved the adoption of an Equity Incentive Plan (the "Plan") and reserved 800,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits restricted stock units ("RSUs") to be granted to directors, officers, employees of the Company and its subsidiaries, affiliates, consultants and service providers. The RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each yearly anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

On December 29, 2010, a total of 29,571 RSUs were issued to directors of the Company and a total of 29,572 RSUs were issued to the General Manager and Drybulk Commercial Manager. The share price on the date of issue was $22.23 per share. The stock compensation charge in 2010 is immaterial.

17.   FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2010, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2010 and 2009 are as follows:

	2010	2010	2009	2009
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	56,771	56,771	7,964	7,964
Restricted cash	15,000	15,000	10,000	10,000
Floating rate debt	157,340	157,340	120,480	120,480

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

18.   RELATED PARTY TRANSACTIONS

In July and October 2010, the Company purchased two 2010-built Capesize dry bulk carriers, Golden Future and Golden Zhejiang, from Golden Ocean. Golden Future was purchased for $47.0 million in cash and 1,464,515 shares with a value of $25.0 million. Golden Zhejiang was purchased for $47.0 million in cash and 973,684 shares with a value of $18.5 million. Both vessels were acquired with an existing time charter and $3.3 million of the purchase price for the Golden Zhejiang has been attributed to the value of the time charter.

Management fees of $0.5 million, which represents a commission of 1.25% of gross freight earned by the drybulk carriers,  were invoiced by Golden Ocean, and paid by the Company, during 2010. At December 31, 2010, $69,000 was due from Golden Ocean. On December 29, 2010, 14,786 RSUs were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

19.   MANAGEMENT OF COMPANY

On February 12, 1997, the Company entered into a management agreement with the General Manager under which the General Manager provided certain administrative, management and advisory services to the Company for an amount of $750,000 per year. Effective February 2004, the Company entered into an amendment to the agreement with the General Manager. The management fee was amended to $630,000 per year, in addition to a commission of 1.25% on gross freight revenues. Pursuant to the terms of the amendment, the Company became responsible for paying its own administrative expenses. In February 2006, the management fee was increased to $1,150,000 per annum. On August 12, 2010, the Company entered into an Amended and Restated Management Agreement, which increased the management fee to $2,315,000 per annum effective January 1, 2010.

On June 25, 2010, the Company entered into a commercial management agreement with the Drybulk Commercial Manager, under which the Drybulk Commercial Manager provides administrative and commercial expertise relating to the Company's dry bulk vessels. The Drybulk Commercial Manager will receive 1.25% on gross freight revenues earned by the dry bulk vessels.

20.   COMMITMENTS AND CONTINGENCIES

The General Manager insures the legal liability risks for the Company's shipping activities with Assuranceforeningen SKULD, Assuranceforeningen Gard Gjensidig and Britannia Steam Ship Insurance Association Limited, all mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

21.   SUBSEQUENT EVENTS

In February 2011, the Board declared a dividend of $0.50 per share which was paid on March 3, 2011.