Form 20-F
period 2011-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2012-04-27
CIK 1029145

UNITED STATES
  SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________to___________________
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

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered

Common Shares, Par Value $0.01 Per Share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares, Par Value $0.01 Per Share
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

24,425,699 Common Shares, Par Value $0.01 Per Share

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

Yes ☒	No ☐

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

The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the tanker and dry bulk markets, changes in world wide oil production and consumption and storage, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates.  These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

i

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

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2011, 2010 and 2009, and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2011 and 2010, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2008 and 2007, and the selected balance sheet data with respect to the fiscal years ended December 31, 2009, 2008 and 2007 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2011	2010	2009	2008	2007
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	94,517	95,897	67,339	82,914	88,160
Total operating expenses	56,303	52,730	43,583	33,796	46,913
Net operating income	38,214	43,167	23,756	49,118	90,366
Net income	32,652	38,557	21,680	48,054	84,836
Earnings per common share
- basic	1.34	2.02	1.27	2.81	4.96
- diluted	1.33	2.02	1.27	2.81	4.96
Cash dividend declared per share	2.00	1.70	0.25	2.75	2.50

Balance Sheet Data (at end of year):
Cash and cash equivalents	46,848	56,771	7,964	77,998	82,143
Restricted cash	15,000	15,000	10,000	10,000	10,000
Newbuildings	-	-	-	51,305	33,459
Vessels, net	436,273	459,032	344,399	187,360	201,072
Total assets	521,219	541,953	374,946	331,685	342,166
CurrCurrent portion of long-term debt	3,600	3,600	13,960	42,560	8,960
Long-term debt	150,140	153,740	106,520	60,480	103,040
Share capital	244	244	171	171	171
Total equity	359,932	375,901	239,710	222,305	221,276
Common shares outstanding	24,425,699	24,425,699	17,100,000	17,100,000	17,100,000

Other Financial Data:
Equity to assets ratio (percentage) (1)	69.1%	69.4%	63.9%	67.0%	64.7%
Debt to equity ratio (2)	0.4	0.4	0.5	0.5	0.5
Price earnings ratio (3)	10.2	11.0	10.4	5.2	4.9
Time charter equivalent revenue (4)	83,302	85,430	58,751	78,902	75,288

(1)	Equity to assets ratio is calculated as total equity divided by total assets.
(2)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.
(3)	Price earnings ratio is calculated using the year end share price divided by basic earnings per share.
(4)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2011	2010	2009	2008	2007
(in thousands of $)
Total operating revenues	94,517	95,897	67,339	82,914	88,160
Less: Voyage expense	(11,215)	(10,467)	(8,588)	(4,012)	(12,872)
Time charter equivalent revenue	83,302	85,430	58,751	78,902	75,288

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

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

We are engaged in the seaborne transportation of crude oil and dry bulk cargoes. We own and operate, through our subsidiaries, a fleet of eight vessels, consisting of four double hull Very Large Crude Carriers, or VLCCs, and four Capesize dry bulk carriers. The following summarizes the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

Tankers

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected.

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically during the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. According to industry sources, newbuilding deliveries of oil tankers in 2010 and 2011 increased from their relatively low level in 2009, and vessels scheduled to be delivered from the yard and enter into service during 2012 and 2013 are expected to represent approximately 21% of the global tanker fleet. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current spot, time and bareboat charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

The factors that influence demand for tanker capacity include:

●	supply and demand for oil and oil products;
●
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

●	regional availability of refining capacity;
●	environmental and other legal and regulatory developments;
●	the distance oil and oil products are to be moved by sea;
●	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;
●
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

●	currency exchange rates;
●	weather and acts of God and natural disasters;
●	competition from alternative sources of energy and from other shipping companies and other modes of transport;
●	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and
●	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

●	current and expected purchase orders for tankers;

●	the number of tanker newbuilding deliveries;

●	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

●	the scrapping rate of older tankers;

●	technological advances in tanker design and capacity;

●	tanker freight rates, which are affected by factors that may affect the rate of newbuilding, swapping and laying up of tankers;

●	port and canal congestion;

●	price of steel and vessel equipment;

●	conversion of tankers to other uses or conversion of other vessels to tankers;

●	the number of tankers that are out of service; and

●	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

In addition, the recent downturn in the tanker industry has had an adverse impact on many tanker companies, including General Maritime Corporation and Omega Navigation Enterprises Inc., companies not affiliated with us, which have recently filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In addition, other companies in the industry, including Frontline Ltd. (NYSE: FRO), or Frontline, the parent company of our General Manager, have significantly restructured their operations in response to the financial downturn. If these trends continue, in order for us to remain viable, we may not be able to continue to pay dividends and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets and/or assume additional indebtedness.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels.

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economy that exceeded growth in global vessel capacity. Since 2008, charter rates have declined significantly and there can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operations and ability to pay dividends.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. One such factor is the price of worldwide crude oil. The world's oil markets have experienced high levels of volatility in the last 25 years. In July 2008, oil prices rose to a high of approximately $143 per barrel before decreasing to approximately $38 per barrel by the end of December 2008 and then rising to approximately $92 per barrel as of the end of December 2010 and continuing to rise to approximately $100 per barrel by the end of December 2011 and to approximately $120 per barrel by the middle of April 2012.

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

In addition, the current economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay dividends.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations or our ability to pay dividends.

Dry bulk

Charter hire rates for dry bulk vessels may decrease in the future, which may adversely affect our earnings.

The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. We cannot assure you that we will be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations. The supply of and demand for shipping capacity strongly influence charter rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

●	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the location of regional and global exploration, production and manufacturing facilities;

●	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

●	the globalization of production and manufacturing;

●	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;
●	developments in international trade;

●	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

●	environmental and other regulatory developments;

●	currency exchange rates; and

●	weather.

Factors that influence the supply of vessel capacity include:

●	number of newbuilding deliveries;

●	port and canal congestion;

●	scrapping of older vessels;

●	vessel casualties; and

●	number of vessels that are out of service.

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

The continued downturn in the dry bulk carrier charter market has had and may continue to have an adverse effect on our earnings.

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive a portion of our revenues, has severely affected the dry bulk shipping industry. The BDI fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile during 2009, reaching a low of 772 on January 5, 2009 and a high of 4,661 on November 19, 2009. The BDI continued its volatility in 2010, increasing from 3,235 in January 2010 to a high of 4,209 in May 2010 before subsequently decreasing to a low of 1,700 in July 2010. Following a short period of increase in the third quarter of 2010, the BDI fell to near July 2010 levels by the end of 2010. The BDI further decreased in 2011 with a low of 1,043 in February and has continued to decline in 2012 to 944 in mid-April.

This downturn in dry bulk charter rates and their volatility, which has resulted from the economic dislocation worldwide and the disruption of the credit markets, have had a number of adverse consequences for dry bulk shipping, including, among other things:

●	an absence of financing for vessels;

●	no active second-hand market for the sale of vessels;

●	extremely low charter rates, particularly for vessels employed in the spot market;
●	widespread loan covenant defaults in the dry bulk shipping industry; and

●	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay dividends. There can be no assurance that the dry bulk charter market will recover and the market could continue to decline further.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, resulting in a decline in cargo shipments, and the excess supply of iron ore in China, which resulted in falling iron ore prices and increased stockpiles in Chinese ports. There can be no assurance as to how long spot charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

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

An oversupply of dry bulk carrier capacity may lead to reductions in charter hire rates and profitability.

The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings were delivered in increasing numbers starting at the beginning of 2006 and continued to be delivered in increasing numbers from 2007 through 2011.

An oversupply of dry bulk carrier capacity may result in a reduction of charter hire rates, as evidenced by historically low rates in December 2008. If such dry bulk carrier capacity increase continues, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to re-charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Shipping Generally

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

●	a marine disaster;

●	terrorism;

●	environmental accidents;

●	cargo and property losses or damage; and

●	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable tanker and dry bulk operator.

If economic conditions throughout the world do not improve, it will impede our operations.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy is currently facing a number of new challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. Such changes could adversely affect our results of operations and cash flows.

The United States, the European Union and other parts of the world have recently been or are currently in a recession and continue to exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Commission and other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, may have caused the price of our common shares on the NASDAQ Global Select Market to decline and could cause the price of our common shares to decline further.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. While the year-over-year growth rate of China's GDP increased for the years ended December 31, 2010 and 2011, the Chinese GDP growth rate remains below pre-2008 levels and is expected to decrease to 8.5% in 2012. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries.  The launch of the ESM, which is expected in July 2012, is conditioned upon its ratification by European Union member states representing 90% of the capital commitments. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for oil and gas and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

The current state of the global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There has been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In addition, at times, lower demand for dry bulk cargoes and crude oil as well as diminished trade credit available for the delivery of such dry bulk cargoes and crude oil have led to decreased demand for dry bulk vessels and tankers, respectively, creating downward pressure on charter rates.

If the current global economic environment persists or worsens, we may be negatively affected in the following ways:

●	we may not be able to employ our vessels at charter rates as favorable to us as historical rates or at all or operate our vessels profitably; and
●	the market value of our vessels could decrease, which may cause us to recognize losses if any of our vessels are sold or if their values are impaired.

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although sea piracy worldwide decreased slightly in 2011 for the first time in five years, throughout 2008, 2009 and 2010, the frequency of piracy incidents increased significantly, particularly in the Gulf of Aden off the coast of Somalia. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our results of operations and financial condition.

Terrorist attacks in New York on September 11, 2001, in London on July 7, 2005 and in Mumbai on November 26, 2008 and the continuing response of the United States and others to these attacks, as well as the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world's financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, such as the October 2002 attack on the M.V. Limburg, a very large crude carrier not related to us, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, and in the past, certain of our vessels have made port calls to Iran. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our company. Additionally, some investors may decide to divest their interest, or not to invest, in our company simply because we do business with companies that do business in sanctioned countries. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our Common Shares, par value $0.01 per share, or Common Shares, may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could reduce our net cash flows and net income.

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

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay dividends by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict with certainty the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico or otherwise in the future. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

The IMO, which is the United Nations agency for maritime safety and the prevention of pollution by ships, has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the nations signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. If mid-ocean ballast exchange is made mandatory, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

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

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

Maritime claimants could arrest one or more of our vessels, which could interrupt our cash flow.

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

In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel which is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

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

Risks Related to Our Business

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter. If the spot charter rates or short-term time charter rates in the tanker or dry bulk shipping industry, as applicable, become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. As described in "Item 4. Information on the Company-B. Business Overveiw", we recently agreed to reduce the daily hire rates in respect of the Hampstead, the Belgravia and the Golden Zhejiang. In the case of the Golden Zhejiang, the difference between the original amount of charter hire and the reduced hire is expected to be repaid according to a deferred payment plan. In addition, the charterer of the Battersea has requested in March 2012 that we agree to a deferral in payments of charter hire. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into various contracts, including charterparties with our customers, loan agreements with our lenders and vessel management and other agreements with our General Manager and our Dry bulk Manager, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, there have been reports of charterers, including some of our charterers, renegotiating their charters or defaulting on their obligations under charters. As described in "Item 4. Information on the Company-B. Business Overview", we recently agreed to reduce the daily hire rates in respect of the Hampstead, the Belgravia and the Golden Zhejiang. In the case of the Golden Zhejiang, the difference between the original amount of charter hire and the reduced hire is expected to be repaid according to a deferred payment plan. In addition, the charterer of the Battersea has requested in March 2012 that we agree to a deferral in payments of charter hire.  We are in discussions with certain charterers with respect to the payment of outstanding charter hire; however, there can be no assurance that outstanding charter hire will be paid in full.  In addition, these discussions may result in changes to the terms of charters, including a reduction in charter hire rates. Should a charterer fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay dividends, if any, in the future, and compliance with covenants in our loan agreements. Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

Fuel or bunker prices, may adversely affect our profits.

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

The operation of dry bulk carriers and tankers each involves certain unique operational risks.

The operation of dry bulk carriers has certain unique operational risks. With a dry bulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk carrier. Dry bulk carriers damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in dry bulk carriers may lead to the flooding of their holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the dry bulk carrier's bulkheads leading to the loss of the dry bulk carrier.

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

If we are unable to adequately maintain or safeguard our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Purchasing and operating previously owned, or secondhand, vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

The volatility in both dry bulk and tanker charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital. The market value of dry bulk and tanker vessels is sensitive, among other things, to changes in the dry bulk and tanker charter markets, respectively, with vessel values deteriorating in times when dry bulk and tanker charter rates, as applicable, are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charterers and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional capital resources required to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing at anticipated costs or at all may materially affect our results of operations and our ability to implement our business strategy.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We plan to operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results, as one of our vessels currently trades in the spot market and our other vessels may trade in the spot market from time to time. Peaks in tanker demand quite often precede seasonal oil consumption peaks, as refiners and suppliers anticipate consumer demand. Seasonal peaks in oil demand can broadly be classified into two main categories: increased demand prior to Northern Hemisphere winters as heating oil consumption increases and increased demand for gasoline prior to the summer driving season in the United States.

Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings.

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

●	general economic and market conditions affecting the shipping industry;

●	competition from other shipping companies;

●	types and sizes of vessels;

●	the availability of other modes of transportation;

●	cost of newbuildings;

●	shipyard capacity;

●	governmental or other regulations;

●	age of vessels;

●	prevailing level of charter rates;

●	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements; and

●	technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. It is possible that the market value of our vessels will continue to decline in the future, which could adversely affect our ability to comply with financial covenants contained in our loan agreements or any other financing arrangements we may enter into in the future.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.

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

Our time and bareboat charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Currently, all but two of our vessels are contractually committed to time or bareboat charters, with the remaining terms of these charters expiring on dates between 2012 and 2016 (including extension options). Although our time and bareboat charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the tanker and dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay dividends.

We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities.

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

If we continue to expand our fleet, we may not be able to recruit suitable employees and crew for our vessels which may limit our growth and cause our financial performance to suffer.

We have recently expanded our fleet from four to eight vessels and diversified from a pure tanker fleet to a fleet that is comprised of four tankers and four dry bulk carriers. We may not be able to continue to hire suitable employees if we continue to expand our fleet and diversify. If we are unable to recruit suitable employees and crews, we may not be able to provide our services to customers, our growth may be limited and our financial performance may suffer.

We generate a substantial portion of our revenues from a limited number of customers.

During the year ended December 31, 2011, we generated 88% of our total revenues from six customers.  Our results of operations would be materially adversely affected if one or more of our customers failed to compensate us for our services, terminated our contracts with or without cause, failed to renew its existing contracts or refused to award new contracts to us and we are unable to enter into contracts with new customers at comparable daily rates.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Operational risks and damage to our vessels could adversely impact our performance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. Changing economic, regulatory and political conditions in some countries, including political and military conflicts, have from time to time resulted in attacks on vessels, mining of waterways, piracy, terrorism, labor strikes and boycotts. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

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

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

One of our directors is affiliated with Golden Ocean Group Limited, which could result in conflicts of interest that may not be resolved in our favor.

Mr. Herman Billung, a member of our board of directors, also serves as the Chief Executive Officer of Golden Ocean Management AS, a wholly-owned subsidiary of Golden Ocean Group Limited, or Golden Ocean. Another subsidiary of Golden Ocean provides commercial management services for our dry bulk carriers, and we have also purchased two vessels from Golden Ocean. To the extent that we do business with Golden Ocean or Golden Ocean competes with us for business opportunities, prospects or financial resources, or participates in ventures in which we may participate, Mr. Billung may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and Golden Ocean. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, inter-company agreements, competition, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Incurrence of expenses or liabilities may reduce or eliminate distributions.

Our policy is to make distributions to shareholders based on earnings and cash flow. The amount and timing of dividends will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as dividends. In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors. We cannot assure you that we will pay dividends.

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions.

Our financing agreements impose operational and financing restrictions on us and/or on our subsidiaries, which may significantly limit or prohibit, among other things, our and/or our subsidiaries' ability to, without the consent of our lenders, incur additional indebtedness, create liens, sell capital interests of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into certain charters or, if an event of default has occurred, pay dividends. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to prepay, pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders are entitled to accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

We may not be able to finance our future capital commitments.

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

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The average age of our tanker fleet is approximately 16 years and our dry bulk carrier fleet has an average age of approximately 2 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay dividends.

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

We may not have adequate insurance to compensate us if our vessels are damaged or lost.

We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.

We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have.

We are a Bermuda company. Our memorandum of association and bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. In addition, Bermuda law does not provide a mechanism for our shareholders to bring a class action lawsuit under Bermuda law. Further, our bye-laws provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud, dishonesty or illegality.

United States tax authorities could treat the Company as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.

A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current and proposed method of operation, we do not believe that we are, have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters, bareboat charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter and bareboat charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations—United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section entitled "Tax Considerations—United States Federal Income Tax Considerations—Passive Foreign Investment Company Status and Significant Tax Consequences" in Item 10E. below for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

We may have to pay tax on United States source income, which would reduce our earnings.

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

We expect that we and each of our subsidiaries will qualify for this statutory tax exemption and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

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

Our share price may be highly volatile and future sales of our common stock could cause the market price of our common stock to decline.

Our common stock commenced trading on the NASDAQ Global Select Market under the symbol "VLCCF" in February 1997.  We cannot assure you that an active and liquid public market for our common stock will continue.  The market price of our common stock has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse affect on the market price of our common stock and impact a potential sale price if holders of our common stock decide to sell their shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

Knightsbridge Tankers Limited was incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on September 18, 1996. The Company's registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and its telephone number at this location is +1 (441) 295-6935.

We are an international shipping company specializing in the transportation of crude oil and dry bulk cargoes, and have been listed on the NASDAQ Global Select Market under the symbol "VLCCF" since our initial public offering in February 1997. The Company was originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In February 1997, we completed our initial public offering, which resulted in $317.2 million net proceeds to us. We used these proceeds and bank debt to fund the acquisition of our initial fleet of five VLCCs. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its vessels to Shell International on long-term bareboat charters.

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

In December 2007, we sold a VLCC to an unrelated third party for net proceeds of $99.0 million.

We currently own and operate four VLCCs and four Capesize dry bulk carriers. Of the VLCCs, two are operating in the spot market and two are on bareboat charters. The Capesize vessels are all on time charters.

B.  BUSINESS OVERVIEW

We currently own and operate, through our subsidiaries, a fleet of eight vessels, consisting of four VLCCs and four Capesize dry bulk carriers with a total carrying capacity of approximately 1.9 million dwt. All of our vessels are employed under fixed-rate period charters other than the Kensington and the Hampstead, which are currently employed in the spot market. We operate a diversified fleet of VLCC tankers and Capesize dry bulk carriers in order to capitalize on opportunities for upside potential in both the tanker and dry bulk markets.

The following table sets forth summary information concerning the vessels we own as of the date of this annual report:

Vessel Name	Vessel Type	Size (DWT)	Year Built	Charter Type	Daily Gross Hire Rate	Earliest Redelivery Date

Tanker Fleet
Titan Venus (ex-Camden)	VLCC	298,000	1995	Bareboat	$32,000 (1)	August 2012 (6)

Mayfair	VLCC	298,000	1995	Bareboat	$32,000 (1)	July 2015

Kensington	VLCC	298,000	1995	Spot	N/A	N/A

Hampstead	VLCC	298,000	1996	Spot	N/A (2)	N/A

Dry bulk Carrier Fleet

Belgravia	Capesize	170,500	2009	Time Charter	$52,670 (3)	August 2014

Battersea	Capesize	170,500	2009	Time Charter	$40,000 (4)	June 2014

Golden Future	Capesize	176,000	2010	Time Charter	$31,500	January 2013

Golden Zhejiang	Capesize	176,000	2010	Time Charter	$19,900 (5)	September 2016 (including extension options)

(1) Represents the time charter equivalent rate, or TCE rate, which is a measure of the daily revenue performance of a vessel. Our method of calculating TCE rate for this vessel is determined by adding the estimated drydocking costs and operating expenses to the daily bareboat charter rate.

(2) Following the redelivery of this vessel under its previous time charter on April 22, 2012, this vessel is employed in the spot market. The daily gross hire rate was reduced under the previous time charter from $37,750 to $27,050 for the period from January 1, 2012 until April 22, 2012. During this period, the charterer was obligated to compensate us for any daily vessel earnings above $27,050 up to and including $37,750. There was no compensation above the daily gross hire rate for the first quarter of 2012. In addition, the time charter agreement included an index-based profit sharing arrangement, pursuant to which the charterer was obligated to pay us on a quarterly basis, in addition to the above daily rate, earnings in excess of $37,750 per vessel per day calculated based on the average of four indices (TD1, TD2, TD3 and TD4) published by the Baltic Exchange, a London-based membership organization that provides daily shipping market information to the global investing community.

(3) In March 2012, the Company agreed an amendment to the time charter with Jiangsu Shagang Group Co., Ltd ("Shagang") whereby (i) the sum of $95,000 shall be deducted from future charter hire payments, which are each payable 15 days in advance,  until the amount of $5.7 million has been deducted, and (ii) the sum of $5.0 million shall be pre-paid in one or more installments no later than five months following receipt by Shagang of a guarantee to be provided in accordance with the amendment.

(4) In March 2012, the charterer, Sanko Steamship Co., Ltd., requested that the Company agree to a deferral in payments of charter hire. Sanko is currently in financial difficulties and has issued a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. The Company has been informed that Sanko is planning to present formal rehabilitation proposals to stakeholders at meetings in early June 2012.

(5) The daily gross hire rate has been reduced from $29,900 to $19,900 for a period of one year beginning on July 1, 2011. The amount of lost revenues resulting from this reduction are required to be repaid by the charterers ratably on a daily basis beginning on July 1, 2012 until September 2014. In addition, the amended time charter agreement provides us with two one-year extension options at rates we believe are above current market levels.

(6) The charterer has an option to extend this charter for an additional 30 months.

 The Company has been operating in two markets since 2009. We operate in the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2011	2010	2009
Total operating revenues – tanker market	39,020	55,072	58,860
Total operating revenues – dry bulk carrier market	55,497	40,825	8,479

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, HM 08, Bermuda.

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

General Management Agreement

We are provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager. The General Manager is a wholly owned subsidiary of Frontline. The General Manager subcontracts the services provided to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement with our General Manager effective April 2, 2010, the General Manager is entitled to a management fee of $2.3 million per annum from January 1, 2010, which is subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our tanker vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of vessels. In addition, we, in our discretion, may award equity incentives to the General Manager based upon its performance. Such awards are subject to the approval of our Board. We are responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. Our Board believes that the terms of the Amended General Management Agreement are substantially similar to those that we might have obtained in arm's-length negotiations in the market. We may terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

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

Technical Management of Vessels

The technical management of our vessels is provided by ship mangers subcontracted by our General Manager.

Commercial Management of our Capesize Vessels

Pursuant to a commercial management agreement, or the Dry bulk Commercial Management Agreement, Golden Ocean Management (Bermuda) Ltd., or the Dry bulk Manager, a wholly-owned subsidiary of Golden Ocean, manages our dry bulk carriers. The Dry bulk Manager may subcontract some or all of the services provided to us and our subsidiaries to its affiliates or third parties. Pursuant to the Dry bulk Commercial Management Agreement, the Dry bulk Manager is entitled to receive a commission of 1.25% of all gross freight earned by our dry bulk carriers. In addition, we, in our discretion, may award equity incentives to the Dry bulk Manager based on its performance. Such awards are subject to the approval of our Board. We or the Dry bulk Manager may terminate the Dry bulk Commercial Management Agreement subject to three months' prior written notice to the other party.

Furthermore, we may terminate the Dry bulk Commercial Management Agreement with immediate effect in the event the Dry bulk Manager commits a material breach of the terms thereof and the breach remains unremedied for 14 days after written notice thereof has been provided by us to the Dry bulk Manager. In addition, either party may terminate the Dry bulk Commercial Management Agreement upon immediate written notice to the other party in the event that such other party becomes subject to an insolvency event. Our Board believes that, in the case of any termination of the Dry bulk Commercial Management Agreement, we can obtain appropriate alternative arrangements for our commercial management requirements. However, there can be no assurance that such alternative arrangements would not cause us to incur additional expenses.

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

Customers

Our customers include major oil companies, tanker companies, dry bulk companies, petroleum products traders, government agencies and various other entities. In 2011, six customers accounted for 88% of gross revenues. In 2010, three customers accounted for 64% of gross revenues and in 2009, two customers accounted for 67% of gross revenues.

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

Our vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including local port authorities, national authorities, harbor masters or equivalents, classification societies, flag state administrations (countries of registry) and charterers. Our failure to maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict with certainty the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, such as the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico, could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

The operation of our vessels is also affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea of 1974, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Potentially responsible parties under both OPA and CERCLA, include any person owning, operating or chartering by demise, the vessel. Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.

OPA limits the liability of responsible parties with respect to single-hull tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000; but for all other tankers over 3,000 gross tons, liability is limited to the greater of $2,000 per gross ton or $17,088,000. These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

OPA permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners' responsibilities under these laws.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5,000,000 for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA have no effect on the availability of damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where our vessels call.

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the U.S. Coast Guard for each of our vessels required to have one.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

Other U.S. Environmental Initiatives

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft VGP also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering U.S. waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP have a material impact on our operations.

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters.  On March 23, 2012, the U.S. Coast Guard announced that it is amending its regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters.  The revised ballast water standards are consistent with those adopted by the IMO in 2004, and will be effective on or around June 20, 2012.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004, or the BWM Convention. The BWM Convention provides for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. However, Panama may adopt this standard in the relatively near future, which would be sufficient for it to take force. Upon entry into force of the BWM Convention, mid-ocean ballast exchange would be mandatory, and the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The U.S. Clean Air Act, or CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each state. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

European Union

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. However, in July 2011, the MEPC adopted two new sets of mandatory requirements to address greenhouse gas emissions from ships that will enter into force in January 2013. Currently operating ships will be required to develop Ship Energy Efficiency Management Plans, and minimum energy efficiency levels per capacity mile will apply to new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the development of market-based mechanisms to reduce greenhouse gas emissions from ships. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization (ILO) is a specialized agency of the U.N. with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. The MLC 2006 has not yet been ratified, but its ratification would require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code.

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

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel's hull;

●
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

A ship operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We believe that our fleet is currently in compliance with applicable security requirements.

Inspection by Classification Societies

Every oceangoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in-class", signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by a member classification society.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3. Selected Financial Data" and the Company's audited Consolidated Financial Statements and Notes thereto included herein.

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

In December 2007, we sold a VLCC to an unrelated third party for net proceeds of $99.0 million.

In December 2011, an agreement was reached with Frontline,  the charterer of Hampstead, to reduce the daily charter rate from $37,750 to $27,050 from January 1, 2012 until April 22, 2012, the date when the vessel was re-delivered to us from its time charterer. During this period, the charterer was obligated to compensate us for any daily vessel earnings above $27,050 up to and including $37,750. There was no compensation above the daily gross hire rate for the first quarter of 2012.

We currently own and operate four VLCCs and four Capesize dry bulk carriers. Two VLCCs operate in the spot market whilst the remaining vessels operate under the following time and bareboat charter agreements:

	Time Charter Terms	Earliest redelivery date
Battersea	$40,000 per day (1)	June 2014
Belgravia	$52,670 per day (2)	August 2014
Golden Future	$31,500 per day	January 2013
Golden Zhejiang	$19,900 per day (3)	September 2016 (including extensions)

	Bareboat Charter Terms	Earliest redelivery date
Titan Venus (ex-Camden)	$32,000 per day (4)	August 2012 (5)
Mayfair	$32,000 per day (4)	July 2015

(1) In March 2012, the charterer, Sanko Steamship Co., Ltd., requested that the Company agree to a deferral in payments of charter hire. Sanko is currently in financial difficulties and has issued a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. The Company has been informed that Sanko is planning to present formal rehabilitation proposals to stakeholders at meetings in early June 2012.

(2) In March 2012, the Company agreed an amendment to the time charter with Jiangsu Shagang Group Co., Ltd ("Shagang") whereby (i) the sum of $95,000 shall be deducted from future charter hire payments, which are each payable 15 days in advance,  until the amount of $5.7 million has been deducted, and (ii) the sum of $5.0 million shall be pre-paid in one or more installments no later than five months following receipt by Shagang of a guarantee to be provided in accordance with the amendment.

(3) The daily gross hire rate has been reduced from $29,900 to $19,900 for a period of one year beginning on July 1, 2011. The amount of lost revenues resulting from this reduction is expected to be repaid by the charterers ratably on a daily basis beginning on July 1, 2012 until September 2014. In addition, the amended time charter agreement provides us with two one-year extension options at rates we believe are above current market levels.

(4)  Represents the time charter equivalent rate, or TCE rate, which is a measure of the daily revenue performance of a vessel. Our method of calculating TCE rate for this vessel is determined by adding the estimated drydocking costs and operating expenses to the daily bareboat charter rate.

(5) The charterer has an option to extend this charter by an additional 30 months.

Market Overview and Trend Information

Tanker Market

The tanker market in 2011 was characterized by conflicts in Libya and the Middle-East, increasing demand for Suezmax tanker transportation in areas such as the Mediterranean Sea. The market experienced decreased demand for transatlantic Suezmax tanker movements mainly driven by U.S. refinery closedowns. This was partly offset by increased demand for crude oil and fuel oil in the eastern hemisphere from West Africa and the European continent, respectively.

In addition, the market increased above breakeven rates for a short period in February when there was political unrest in the Middle East, however, the year was dominated by an oversupply of vessels. In the fourth quarter of 2011, there was an increase in demand for oil and crude transportation which, coupled with an increase in imports to China from new regions demanding higher ton-miles, resulted in a slightly better finish to the year than initially anticipated.

According to industry sources, the average TCE rate for a modern VLCC was $22,100 per day in 2011. The first quarter of the year averaged $33,600 per day, which was the best quarter of the year. For the second, third and fourth quarter the average earnings were $22,200, $11,400 and $23,000 per day respectively.

The VLCC fleet increased by approximately 10% in 2011 to 594 vessels. Throughout 2011, a total of 59 new vessels were delivered to owners and eight new orders were placed. The total order book consisted of 123 vessels at the end of 2011, representing approximately 21% of the existing fleet.

According to industry sources, in 2011 79 VLCCs were delivered, which was a 25% slippage for the year, respectively, and the trend is expected to continue throughout 2012.

Throughout 2012, it is estimated that 54 new VLCCs will enter the market, including nine VLCCs in the first quarter. The phase-out program for single hull vessels has not yet been completed and the single hull fleet is currently comprised of 27 single hull VLCCs and nine single hull Suezmax tankers.

According to the February 2012 report from the International Energy Agency, or IEA, average OPEC production was estimated at 30 million barrels per day in 2011. The expected 2012 OPEC production output figure has not yet been published by the IEA. However, the IEA estimates a production figure of about 30.9 million barrels per day for January 2012, which is approximately 390,000 barrels per day more compared to the production output in the fourth quarter of 2011.

The IEA further estimates that the average world oil demand was 89.07 million barrels per day in 2011, which represents an increase of 0.8% or 740,000 barrels per day from 2010. For 2012, the world oil demand is estimated at 89.9 million barrels per day, representing an increase of 0.9% or 830,000 barrels per day from 2011.

The bunker (vessel fuel oil) market followed movements in the oil market closely in 2011. The average bunker price in Fujairah was $649 per metric ton in 2011, which represented an increase of $183 per metric ton  from 2010.

According to the 'World Economic Outlook - Update' published by The International Monetary Fund, or IMF, in February 2012, World Output, or GDP, increased 3.8% in 2011, which was less than the 5.2% increase in 2010. For 2012 and 2013 the IMF forecasts World GDP growth of 3.3% and 3.9%, respectively.

Dry bulk Market

Dry bulk analysts have been focused on the order book and potential oversupply of dry bulk vessels. In 2011, more than 1,100 vessels entered the market, of which, 250 were Capesizes and 290 Panamaxes. Approximately one vessel from each segment entered the market every working day last year. At the beginning of 2011, the official order book projected that as much as 140 million deadweight ton ("mdwt") was scheduled to be delivered during 2011. This represented as much as 25% of the existing fleet in January 2011. Similar to the trends of 2009 and 2010, a combination of delays, cancellations and restructuring of contracts resulted in a delivery ratio of 67% compared to the official order book. Forecasters question the quality of the input to the official order book, which does not account for cancellations that are not reported. In addition, the ambitious plans of many so called "green field" yards have not been realistic. Scrapping, which is mainly a function of the spot market, was at a historic high in 2011. Almost 25 mdwt was scrapped and the average age of the vessels being scrapped was the lowest since 2003. Consequently, the net fleet growth was 77 mdwt or close to 14% of the existing fleet.

Despite historically high scrapping, vessel supply continued to increase. For the smaller size vessels, earnings were relatively flat throughout the year, while Capesize earnings were split with considerably higher returns in the second half compared to the first half of 2011. Factors that affected the market in the first half of 2011 include adverse weather in Australia and flooding and bad weather conditions in general in the southern hemisphere, the earthquake and devastating tsunami in Japan, and a high influx of newbuildings, which takes place at the beginning of every calendar year. Overall, it is believed that the average utilization of the dry bulk fleet during 2011 was around 85%.

The increase in ton mile demand was close to 10%, while volume growth on its own was less than 6%. Other elements stabilizing the balance were slow steaming, congestion and Chinese coastal trade. Since the start of the dry bulk super cycle in 2003 it has been all about the China story. China has accounted for about 95% of incremental growth and the dependence on Chinese growth will remain the same in the coming years. In 2011, dry bulk imports to China increased by 21.5% and in four months last year monthly imports of all dry bulk commodities exceeded 100 million metric tons.

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

Vessel Impairment

The carrying values of the Company's vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels held and used by the Company are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. The carrying value of a time charter contract that was acquired with one of the vessels is included in the assessment.

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by a third party maritime research service. Recognizing that the transportation of crude oil is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of crude oil and dry bulk cargoes, (iii) changes in production of or demand for oil, generally or in particular regions, (iv) greater than anticipated levels of tanker newbuilding orders or lower than anticipated levels of tanker scrappings, and (v) changes in rules and regulations applicable to the tanker industry, including legislation adopted by international organizations such as the IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels.   During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on the estimated market values for our vessels that we have received from shipbrokers and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates (i) the carrying value of each of our vessels as of December 31, 2011, (ii) which of those vessels we believe has a basic market value, based on ship broker reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their reporting lives would exceed vessels' carrying values as of December 31, 2011, and accordingly, have not recorded an impairment charge.

As of December 31, 2011, and the date of this annual report, we were not holding any of the vessels listed in the table below as held for sale.

Vessel	Built	Approximate Dwt	Carrying Value ($ millions)*
VLCCs
Titan Venus (ex Camden)	1995	298,000	36.7
Mayfair	1995	298,000	37.8
Kensington	1995	298,000	37.9
Hampstead	1996	298,000	39.0
Capesize
Belgravia	2009	170,500	76.1
Battersea	2009	170,500	81.0
Golden Future	2010	176,000	68.2
Golden Zhejiang	2010	176,000	59.6

* As of December 31, 2011, the basic charter-free market value for each of the vessels above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $165.7 million.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

●	the earnings of our vessels;

●	the earnings from the sale of assets;

●	vessel operating expenses;

●	administrative expenses;

●	depreciation; and

●	interest expense.

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

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2011, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

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

Year ended December 31, 2011 compared with year ended December 31, 2010

Operating revenues

(in thousands of $)	2011	2010	Change
Time charter revenues	71,570	74,232	(3.6)%
Voyage charter revenues	11,324	15,268	(25.8)%
Bareboat charter revenues	11,623	6,397	81.7%
Total operating revenues	94,517	95,897	(1.4)%

Time charter revenues decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to reduced time charter revenues from (i) Hampstead, in the amount of $4.1 million due to loss of revenue incurred as a result of off hire due to repairs, (ii) Kensington, which was on time charter until its redelivery to us in May 2011, of $7.8 million, and (iii) Mayfair of $5.3 million due to the expiration of its time charter in April 2010. The reduction has been partially offset by an increase in time charter revenues from Golden Future and Golden Zhejiang of $6.2 million and $8.1million, respectively, which were operational for a full year in 2011.

Voyage charter revenues decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to the Kensington operating in the spot market from May 2011 compared with the Mayfair operating in the spot market from mid-April 2010 until mid-October 2010 and the Titan Venus (ex-Camden) operating in the spot market until mid-April 2010.

Bareboat revenues for year ended December 31, 2010 were attributable to the Titan Venus (ex-Camden), which commenced a 30-month bareboat charter in April 2010 and the Mayfair, which commenced a five year bareboat charter in October 2010. Bareboat revenues for the year ended December 31, 2011 were attributable to the Titan Venus (ex-Camden) and the Mayfair and the increase in bareboat revenues compared to the year ended December 31, 2010, was attributable to a full year of revenue from both charters, offset by an allowance for doubtful accounts of $1.7 million for unpaid charter hire.

Operating expenses

(in thousands of $)	2011	2010	Change
Voyage expenses and commission	11,215	10,467	7.1%
Ship operating expenses	18,801	19,678	(4.4)%
Administrative expenses	3,528	3,018	16.9%
Depreciation	22,759	19,567	16.3%
Total operating expenses	56,303	52,730	6.8%

Voyage expenses and commission increased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to the Kensington operating in the spot market from May 2011 and the Golden Future and Golden Zhejiang, which were on time charter for the full year compared with the Mayfair operating in the spot market until early April 2010 and the Titan Venus (ex-Camden) operating in the spot market from mid-April 2010 until October 2010.

Ship operating expenses decreased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to decreases of $1.1 million for Titan Venus (ex Camden) and $2.7 million for Mayfair, as a result of both vessels being on bareboat charters for the full year and a decrease of $2.1 million for Kensington, which operated in the spot market since its redelivery to us in
May 2011. These amounts were partially offset by Hampstead dry docking costs of $2.9 million and increases of $0.8 million and $1.5 million for Golden Future and Golden Zhejiang, respectively, as they were operational for a full year in 2011.

Administrative expenses increased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to restricted stock units expenses and an increase in audit fees.

Depreciation increased for the year ended December 31, 2011compared to the year ended December 31, 2010, primarily due to an increase of $3.2 million for the Golden Future and Golden Zhejiang due to a full year's charge in 2011.

Other income (expenses)

(in thousands of $)	2011	2010	Change
Interest income	52	54	(3.7)%
Interest expense	(4,957)	(3,940)	25.8%
Other financial items	(657)	(724)	(9.3)%
Net other expenses	(5,562)	(4,610)	20.7%

Interest expense increased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to a full year's expense related to the increase in borrowings following the acquisition of two Capesize vessels in 2010.

The decrease in other financial items for the year ended December 31, 2011compared to the year ended December 31, 2010 is primarily due to the write off in 2010 of the remaining unamortized costs relating to a $140.0 million credit facility, which was repaid in 2010.

Year ended December 31, 2010 compared with year ended December 31, 2009

Operating revenues

(in thousands of $)	2010	2009	Change
Time charter revenues	74,232	54,892	35.2%
Voyage charter revenues	15,268	12,447	22.7%
Bareboat charter revenues	6,397	-	-
Total operating revenues	95,897	67,339	42.4%

Time charter revenues increased for the year ended December 31, 2010 compared to the year ended December 31, 2009, primarily due to increased earnings of (i) $9.5 million and $15.7 million from the Battersea and Belgravia, respectively, which were operational for a full year in 2010, (ii) $5.3 million from the Golden Future, which was purchased in July 2010, and (iii) $1.8 million from the Golden Zhejiang, which was purchased in October 2010, partially offset by reduced earnings from the Mayfair of $10.9 million due to the termination of a time charter in April 2010, and the Titan Venus (ex-Camden) of $1.9 million due to the termination of a time charter in January 2010.

Voyage charter revenues increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to two vessels, Mayfair and Titan Venus (ex-Camden), operating in the spot market for periods in 2010 compared to one vessel, Titan Venus (ex-Camden), operating in the spot market for part of 2009.

Bareboat charter revenues for the year ended December 31, 2010 were attributable to Titan Venus (ex-Camden) commencing a two and half year bareboat charter in April 2010 and Mayfair commencing a five year bare boat charter in October 2010.

Operating expenses

(in thousands of $)	2010	2009	Change
Voyage expenses and commission	10,467	8,588	21.9%
Ship operating expenses	19,678	18,829	4.5%
Administrative expenses	3,018	1,823	65.6%
Depreciation	19,567	14,343	36.4%
Total operating expenses	52,730	43,583	21.0%

The increase in voyage expenses for the year ended December 31, 2010 compared to the year ended December 31, 2009, is primarily due to two vessels, Mayfair and Titan Venus (ex-Camden), operating in the spot market for periods in 2010 compared to one vessel, Titan Venus (ex-Camden), operating in the spot market for part of 2009.

Ship operating expenses increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to $1.4 million for Golden Future and Golden Zhejiang, an increase of $2.3 million for Battersea and Belgravia and drydocking costs for the Kensington of $2.1 million, partially offset by a decrease in operating costs for the Titan Venus (ex-Camden) and Mayfair, which were on bareboat charters from April 2010 and October 2010, respectively.

Administrative expenses increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to an increase in management fees for general administrative services provided by the General Manager.

Depreciation increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to an increase of $4.6 million for the Battersea and Belgravia due to a full year's charge in 2010 and $1.6 million for the Golden Future and Golden Zhejiang following their purchase during 2010 partially offset by a decrease in the depreciation charge for the VLCCs following a change in their residual values on July 1, 2009.

Other income (expenses)

(in thousands of $)	2010	2009	Change
Interest income	54	123	(56.1)%
Interest expense	(3,940)	(1,895)	107.9%
Other financial items	(724)	(304)	138.2%
Net other expenses	(4,610)	(2,076)	122.1%

Interest income decreased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to a decrease in interest rates.

Interest expense increased for the year ended December 31, 2010 compared to the year ended December 31, 2009 primarily due to the increased borrowings following the acquisition of the four Capesize vessels.

The increase in other financial items for the year ended December 31, 2010 compared to the year ended December 31, 2009 is primarily due to an increase in the amortization of deferred charges resulting from charges capitalized in the third and fourth quarter of 2010 relating to new loans for $58.24 million and $175 million.

Recently Issued Accounting Standards

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

B. LIQUIDITY AND CAPITAL RESOURCES

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

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and payment of dividends. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received upon completion of the voyage.

In April 2012, the Company estimates it has an average cash breakeven rate for its VLCCs, that are trading in the spot market of $14,900 per vessel per day, and its Capesize vessels of $8,400 per vessel per day. The VLCCs that are on bareboat contract have a cash break even rate of $6,100 per vessel per day. These represent the daily rates our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. These rates do not take into account loan balloon repayments at maturity, which we expect to refinance with new loans.

The liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, the underwritten public offering in September 2010, bank loans, proceeds from the sale of vessels and charter hire income. The Company expects that charter hire paid from time charters, bareboat charters and voyage charters will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings.

As described in "Item 4. Information on the Company-B. Business Overview", we recently agreed to reduce the daily hire rates in respect of the Hampstead, Belgravia and the Golden Zhejiang. In the case of the Golden Zhejiang, the difference between the original amount of charter hire and the reduced hire is expected to be repaid according to a deferred payment plan. In addition, the charterer of the Battersea has requested in March 2012 that we agree to a deferral in payments of charter hire. As of December 31, 2011, an amount of $9.4 million was due to the Company in respect of unpaid charter hire on its eight vessels, of which $9.3 million related to unpaid charter hire on three of its vessels.  The Company recorded an allowance for doubtful accounts of $1.7 million for unpaid charter hire in 2011. During 2012, the Company has received $5.8 million in respect of the December 31, 2011 balances owed on its vessels. We are in discussions with certain charterers with respect to the payment of outstanding charter hire; however, there can be no assurance that outstanding charter hire will be paid in full.  In addition, these discussions may result in changes to the terms of charters, including a reduction in charter hire rates. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2011, 2010 and 2009, the Company had cash and cash equivalents of $46.8 million, $56.80 million and $8.0 million, respectively. As of December 31, 2011, 2010 and 2009, the Company had restricted cash of $15.0 million, $15.0 million and $10.0 million, respectively.  The restricted cash balance is a result of a minimum liquidity balance which we are required to maintain at all times under the Company's loan facilities.

During the year ended December 31, 2011, we paid total cash dividends of $48.9 million.

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

In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each relating to the VLCC vessels in the fleet to refinance the outstanding balance of $56 million of debt under its previous $140 million loan facility. This loan is repayable on a quarterly basis with a balloon payment at the final maturity date June 2015 and has an interest rate of LIBOR plus a margin. As of December 31, 2011, we had $53.74 million of outstanding borrowings under this facility with no available undrawn amount.

In December 2010, the Company refinanced its previous $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each relating to the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015 and has an interest rate of LIBOR plus a margin. As of December 31, 2011, we had $100.0 million of outstanding borrowings under this facility. The revolving debt facility of $75 million was available but undrawn at December 31, 2011.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2011.

In addition, pursuant to the Company's $58.24 million and $175 million credit facilities, none of its vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

Equity offerings

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

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

The oil tanker and dry bulk industries have been highly cyclical, experiencing volatility in charter hire rates and vessel values resulting from changes in the supply of and demand for crude oil and tanker capacity, dry bulk cargoes and dry bulk vessels. See "Item 5. Operating and Financial Review and Prospects – A. Operating Results".

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2011, the Company had the following contractual obligations:

	Payment due by period
		Less than			More than
(In thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Debt (1)	153,740	3,600	7,200	142,940	-
Total contractual cash obligations	153,740	3,600	7,200	142,940	-

(1) All of the Company's loan facilities are at floating interest rates based on LIBOR plus a margin and the Company has not entered into any interest rate swaps. The amounts included above do not include interest payments.

G. SAFE HARBOR

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company
Name	Age	Position
Ola Lorentzon	62	Director and Chairman
Douglas C. Wolcott	80	Director and Audit Committee member
David M. White	71	Director and Audit Committee Chairman
Hans Petter Aas	66	Director
Herman Billung	54	Director
Inger M. Klemp	49	Chief Financial Officer
Georgina Sousa	62	Company Secretary

Pursuant to the Amended General Management Agreement with the Company, the General Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the General Manager.

Name	Age	Position
Inger M. Klemp	49	Director and President
Kate Blankenship	47	Director
Graham Baker	52	Director

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

Hans Petter Aas has been a director of the Company since September 2008. Mr. Aas has been a director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas has been a director of Golar LNG Limited since September 2008 and a director of Golar LNG Partners LP since March 2011. Mr. Aas is also a director of Knutsen NYK Offshore Tankers AS, Gearbulk Holding Limited and the Norwegian Export Credit Guaranty Institute. Mr. Aas had a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA ("DnB NOR") in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

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

Kate Blankenship was Chief Financial Officer of the Company from April 2000 to September 2007 and served as Secretary of the Company from December 2000 to March 2007. Mrs. Blankenship has been a director of the General Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Golar LNG Partners LP, Ship Finance International Limited, Seadrill Limited, Archer Limited, Golden Ocean Group Limited and Independent Tankers Corporation Limited. She is a member of the Institute of Chartered Accountants in England and Wales.

Graham Baker has been a director of the General Manager since December 6, 2006. Mr. Baker is Chief Accounting Officer of Frontline having joined the company in July 2006. Prior to joining Frontline, Mr. Baker was the Head of Group Reporting at NTL Inc., a large NASDAQ listed company and before that was the European Chief Financial Officer of DVI Inc., a NYSE listed group. He is a member of the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers.

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

B.  COMPENSATION

The Company incurred directors' fees of $430,000 in 2011. On December 22, 2011, a total of 46,593 restricted stock units, or RSUs, were issued to directors of the company at an issue price of $13.95 per share. During 2011, RSU expense was $0.2 million which relates to the 29,571 RSUs awarded to the directors on December 29, 2010 at an issue price of $22.23 per share.

Employment Agreement

On May 19, 2010, the Company entered into an employment agreement with its Chief Executive Officer, Mr. Ola Lorentzon. The employment agreement has a term of three years unless terminated earlier in accordance with its terms. Under the employment agreement, Mr. Lorentzon receives an annual base salary of $130,000 and is entitled to receive a discretionary bonus and additional incentive compensation as determined by the Board.

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

2010 Equity Incentive Plan

The Company adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. A total of 800,000 common shares have been reserved for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan is administered by the Board or such committee of the Board as may be appointed by the Board to serve as plan administrator. The units will vest over three years at a rate of 1/3 of the number of units granted on each anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

Payment upon vesting of RSUs can be in cash, in shares of common stock or a combination of both as determined by the Board of Directors. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'dividend equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2011 and 2010:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2009	-	-	-	-
Granted – December 29, 2010	29,571	29,572	59,143	$22.23
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted – December 22, 2011	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67

During 2012, the Company plans to issue 11,301 common shares and pay $154,102 in cash to members of the Board of Directors and to the General Manager and the Dry bulk Manager in settlement of the 19,714 RSUs that vested on December 29, 2011. The settlement represents 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

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

Board practices and exemptions from the NASDAQ corporate governance rules

As a foreign private issuer we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to domestic companies.

We have certified to NASDAQ that our corporate governance practices are in compliance with, and are not prohibited by, the laws of Bermuda. Accordingly, we are exempt from many of NASDAQ's corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices and the establishment and composition of an audit committee and a formal written audit committee charter. The practices that we follow in lieu of NASDAQ's corporate governance rules are as follows:

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

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards. Please see Item 16G of this Annual Report.

D.  EMPLOYEES

The General Manager is responsible for the management and administration of the Company. We have not had any employees since our inception other than Ola Lorentzon who was appointed as our Chief Executive Officer in May 2010 and Inger M. Klemp who has served as our Chief Financial Officer since September 2007.

E.  SHARE OWNERSHIP

As of April 27, 2012, none of the directors or officers of the Company owned any common shares of the Company and four directors owned a total of 76,164 restricted stock units of the Company.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of April 27, 2012, regarding the ownership of our shares of common stock with respect to each shareholder, who we know to beneficially own more than 5% of our outstanding shares of common stock.

Beneficial Owner	Amount of Common Shares	Percentage Ownership
First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation (1)	1,610,488	6.6%

(1) Information derived from the Schedule 13G/A of First Trust Portfolios L.P., First Trust Advisors L.P., and The Charger Corporation, which was filed with the Commission on January 9, 2012.

According to a Schedule 13G/A of Kayne Anderson Capital Advisors, L.P., or Kayne, which was filed with the Commission on April 9, 2012, Kayne reduced its holdings in the Company from 1,319,538 common shares to 0 common shares.

In March 2012, Golden Ocean, sold 2,438,199 of our common shares in an underwritten public offering.

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

Management fees, which represent a commission of 1.25% of gross freight earned by the dry bulk carriers, of $0.5 million were invoiced by Golden Ocean and paid by the Company during each of 2011and 2010. As of December 31, 2011, $0.3 million was payable to Golden Ocean. At December 31, 2010, $69,000 was due from Golden Ocean. On December 22, 2011 and December 29, 2010, 23,298 and 14,786 RSUs, respectively, were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

We periodically issue RSUs to our directors and management companies.  Please see Item 6B. "Directors, Senior Management and Employees – Compensation."

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

In 2011, 2010 and 2009, the Company paid the following distributions to shareholders.

Record Date	Payment Date	Amount per share
2011
February 17, 2011	March 3, 2011	$ 0.50
May 25, 2011	June 9, 2011	$ 0.50
August 31, 2011	September 14, 2011	$ 0.50
November 18, 2011	December 2, 2011	$ 0.50

2010
February 19, 2010	March 4, 2010	$ 0.30
May 21, 2010	June 7, 2010	$ 0.40
August 24, 2010	September 7, 2010	$ 0.50
November 19, 2010	December 6, 2010	$ 0.50

2009
February 18, 2009	March 2, 2009	$ 0.25

On February 7, 2012, the Board declared a cash dividend of $0.50 per share for the fourth quarter of 2011 that was paid on March 8, 2012.

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2011	$25.80	$13.50
2010	$24.49	$13.36
2009	$17.16	$11.00
2008	$35.00	$10.01
2007	$34.00	$23.01

The following table sets forth, for the two most recent fiscal years, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31, 2011	High	Low
First quarter	$25.80	$22.41
Second quarter	$25.24	$18.76
Third quarter	$22.70	$16.00
Fourth quarter	$18.10	$13.50
Fiscal year ended December 31, 2010	High	Low
First quarter	$17.45	$13.36
Second quarter	$19.86	$15.34
Third quarter	$22.18	$16.82
Fourth quarter	$24.49	$18.35

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Month	High	Low
April 2012 (through April 26, 2012)	$14.40	$11.70
March 2012	$15.21	$13.96
February 2012	$15.81	$14.41
January 2012	$15.50	$13.48
December 2011	$15.95	$13.50
November 2011	$18.10	$14.65
October 2011	$17.99	$15.05

The Company's shares of common stock have been quoted on the NASDAQ Global Select Market under the symbol "VLCCF" since its initial public offering in February 1997.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to "Description of Capital Stock" in the prospectus contained in the Company's Registration Statement on Form F-3, as amended and supplemented, which was initially filed on June 24, 2011 (File No. 333-175125).

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

On September 23, 2011, at the Company's 2011 Annual General Meeting, the shareholders approved an increase of the Company's authorized common shares, par value $0.01, from 35,000,000 to 50,000,000. The Company currently has issued and outstanding 24,425,699 common shares.

C.  MATERIAL CONTRACTS

None.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the NASDAQ Global Select Market, which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

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

 E.  TAXATION

The following discussion summarizes the material United States federal income tax and Bermuda tax consequences to United States Holders and Non-United States Holders, in each case as defined below, of the purchase, ownership and disposition of common shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation and that may be relevant to an investor's decision to purchase common shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, a United States Holder whose "functional currency" is other than the United States dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221.

If an entity treated as a partnership for United States federal income tax purposes holds common shares, the United States federal income tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships holding common shares and partners in such partnerships are encouraged to consult their own tax advisors.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders and Non-United States Holders of our common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charter hire or lease from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income".

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

i.
It is organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which the Company refers to as the "country of organization requirement"; and

ii.	It can satisfy any one of the following two stock ownership requirements for more than half the days during the taxable year:

●
the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

●
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test, which the Company refers to as the "50 percent Ownership Test".

The United States Treasury Department has recognized Bermuda, the country of incorporation of the Company, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the country of incorporation of certain of the Company's vessel-owning subsidiaries, as a qualified foreign country. Accordingly, the Company and its vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, the Company's eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2011 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's common shares were primarily and regularly traded on the NASDAQ Global Select Market.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder with respect to the common shares. This discussion does not purport to deal with the tax consequences of owning common shares to all categories of investors, some of which, such as dealers in securities, tax-exempt organizations, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company's common shares may be subject to special rules. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term "United States Holder" means a beneficial owner of common shares that (i) is a United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate, the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust and (ii) owns common shares as a capital asset, generally, for investment purposes.

If a partnership holds common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding common shares, you are encouraged to consult your own tax advisor regarding the United States federal income tax consequences of owning an interest in a partnership that holds common shares.

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by the Company with respect to common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of the Company's current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of the Company's earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because the Company is not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from the Company.

Dividends paid on common shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates (currently through 2012) provided that (1) common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been since the beginning of its 2004 taxable year, or will be); and (3) the United States Non-Corporate Holder has owned common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Legislation has been previously introduced in the United States Congress which, if enacted in its present form, would preclude the dividends paid by the Company from qualifying for such preferential rates prospectively from the date of the enactment. Any dividends paid by the Company which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Our Common Shares

Assuming the Company does not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of the Company's common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. In general, the Company will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held the Company's common shares, either;

●
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

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

The Company was a PFIC for United States federal income tax purposes through its 2003 taxable year. The Company has not been a PFIC beginning with its 2004 taxable year. United States Holders who held the Company's common shares prior to the 2004 taxable year are encouraged to consult their tax advisors regarding the proper tax treatment of any dispositions of common shares and any distributions by the Company.

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

As discussed more fully below, if the Company were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat the Company as a "Qualified Electing Fund", which the Company refers to as a "QEF election". As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market the Company's common shares, which the Company refers to as a "Mark-to-Market election" as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to by the Company as an "Electing United States Holder", the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of the Company's ordinary earnings and its net capital gain, if any, for the Company's taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from the Company by the Electing United States Holder. The Electing United States Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A United States Holder will be eligible to make a QEF election with respect to its common shares only if the Company provides the United States Holder with annual tax information relating to the Company. There can be no assurance that the Company will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if the Company were to be treated as a PFIC for any taxable year and, as anticipated, the common shares are treated as "marketable stock", a United States Holder would be allowed to make a Mark-to-Market election with respect to the Company's common shares. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A United States Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

●	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the common shares;

●	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

●
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of tax payer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of the common shares. If a Non-Electing United States Holder who is an individual dies while owning the common shares, the successor of such deceased Non-Electing United States Holder generally would not receive a step-up in tax basis with respect to such stock.

United States Federal Income Taxation of "Non-United States Holders"

A beneficial owner of common shares (other than a partnership) that is not a United States Holder is referred to herein as a Non-United States Holder.

If a partnership holds the common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common shares, you are encouraged to consult your tax advisor.

Dividends on Common Shares

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on dividends received from the Company with respect to its common shares, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

Sale, Exchange or Other Disposition of Common Shares

A Non-United States Holder generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of the Company's common shares, unless:

●
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

●	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common shares, including dividends and the gain from the sale, exchange or other disposition of the shares, that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, if you are a corporate Non-United States Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

●	fails to provide an accurate tax payer identification number;

●	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

●	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption. If a holder sells his common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a tax payer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the tax payer's income tax liability by filing a refund claim with the IRS.

Pursuant to recently enacted legislation, individuals who are United States Holders (and to the extent specified in applicable Treasury regulations, certain United States entities and Non-United States Holders) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury regulations). Specified foreign financial assets would include, among other assets, our common shares, unless the common shares held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury regulations, a United States entity or Non-United States Holder) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) and Non-United States Holders are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

As of the date of this annual report, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of our common shares or in respect of distributions by us with respect to our common shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, our common shares.

The Minister of Finance in Bermuda has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by the Company in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, the Company may become subject to taxation in Bermuda after March 31, 2035.

Currently, there are no withholding taxes payable in Bermuda on dividends distributed by the Company to its shareholders.

Liberian Taxation

Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977.

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

The Company's borrowings as of December 31, 2011 of $153.7 million, compared to $157.3 million as of December 31, 2010, bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $1.5 million per year as of December 31, 2011. The fair value of the loan facility at December 31, 2011 was equal to the carrying amount of the facility at the same date.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2011. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2011.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2011 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2011 and 2010 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in $)	2011	2010

Audit Fees (a)	400,827	240,000
Audit-Related Fees (b)	-	-
Tax Fees (c)	-	-
All Other Fees (d)	-	-
Total	400,827	240,000

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2011 were approved by the Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.    CHANGE IN REGISTRANT'S CERTIFYING ACCOUNTANT

The disclosure called for by this Item 16F was previously reported in our annual report on Form 20-F for the year ended December 31, 2010, filed with the Commission on March 18, 2011.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-16 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

1.2	Amended Bye-Laws of the Company (2)

4.1	2010 Equity Incentive Plan (3)

4.2	Share Sale and Purchase Agreement between Golden Ocean Group Limited and the Company regarding the shares in Golden Future Inc. (4)

4.3	Share Sale and Purchase Agreement between Golden Ocean Group Limited and the Company regarding the shares in Golden Zhejiang Inc. (4)

4.4	Amended and Restated General Management Agreement entered into between the Company and ICB Shipping (Bermuda) Limited (4)

4.5	Dry bulk Commercial Management Agreement entered into between the Company and Golden Ocean Management Limited (4)

4.6	Supplemental Agreement to Dry bulk Commercial Management Agreement (Golden Zhejiang joins as party) (4)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm (MSPC)

15.2	Consent of Independent Registered Public Accounting Firm (PricewaterhouseCoopers AS)

101
The following materials from Knightsbridge Tankers Limited's Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Statements of Operations and Retained Earnings for the years ended December 31, 2011, 2010 and 2009; (ii) Balance Sheets as of December 31, 2011 and 2010; (iii) Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009; and (iv) Notes to Financial Statements.

(1)	Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.

(2)	Incorporated by reference to Exhibit No. 4.2 in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2005.

(3) (4)
Incorporated by reference to Exhibit No. 2 of the Company's Report on Form 6-K filed September 27, 2010

Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 18, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

/s/ Inger M. Klemp
Inger M. Klemp
Chief Financial Officer
Dated:  April 27, 2012

Consolidated Financial Statements of Knightsbridge Tankers Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Knightsbridge Tankers Limited.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and changes in equity present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and its subsidiaries at December 31, 2011 and December 31, 2010, and the results of their operations and their cash flows for each of the two years in the period  ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Knightsbridge Tankers Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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
April 27, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Knightsbridge Tankers Limited.

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity, and cash flows for the year ended December 31, 2009, of Knightsbridge Tankers Limited and subsidiaries (the "Company").  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations of Knightsbridge Tankers Limited and subsidiaries and their cash flows for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

/s/ MSPC

MSPC
Certified Public Accountants and Advisors
A Professional Corporation
New York, New York
March 17, 2010

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended
December 31, 2011, 2010 and 2009
(in thousands of $, except per share data)

	2011	2010	2009
Operating revenues
Time charter revenues	71,570	74,232	54,892
Voyage charter revenues	11,324	15,268	12,447
Bareboat charter revenues	11,623	6,397	-
Total operating revenues	94,517	95,897	67,339
Operating expenses
Voyage expenses and commission	11,215	10,467	8,588
Ship operating expenses	18,801	19,678	18,829
Administrative expenses	3,528	3,018	1,823
Depreciation	22,759	19,567	14,343
Total operating expenses	56,303	52,730	43,583
Net operating income	38,214	43,167	23,756
Other income (expenses)
Interest income	52	54	123
Interest expense	(4,957)	(3,940)	(1,895)
Other financial items	(657)	(724)	(304)
Net other expenses	(5,562)	(4,610)	(2,076)
Net income	32,652	38,557	21,680
Per share information:
Earnings per share: basic	$1.34	$2.02	$1.27
Earnings per share: diluted	$1.33	$2.02	$1.27
Cash dividends per share declared	$2.00	$1.70	$0.25

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2011 and 2010
(in thousands of $)

	2011	2010
ASSETS
Current assets
Cash and cash equivalents	46,848	56,771
Restricted cash	15,000	15,000
Trade accounts receivable, net	7,721	2,008
Related party receivables	-	69
Other receivables	3,674	1,189
Inventories	3,791	1,492
Voyage in progress	931	-
Prepaid expenses and accrued income	3,413	1,399
Total current assets	81,378	77,928
Vessels, net	436,273	459,032
Deferred charges	2,110	2,629
Other long term assets	1,458	2,364
Total assets	521,219	541,953

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	3,600	3,600
Related party payables	319	-
Trade accounts payable	2,056	3,867
Accrued expenses	4,514	3,514
Other current liabilities	658	1,331
Total current liabilities	11,147	12,312
Long-term liabilities
Long-term debt	150,140	153,740
Total liabilities	161,287	166,052
Commitments and contingencies
Equity
Share capital (24,425,699 shares outstanding, par value $0.01)	244	244
Additional paid in capital	131,256	131,026
Contributed capital surplus	179,019	179,019
Retained earnings	49,413	65,612
Total equity	359,932	375,901
Total liabilities and equity	521,219	541,953

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2011, 2010 and 2009
(in thousands of $)

	2011	2010	2009

Net income	32,652	38,557	21,680
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	22,759	19,567	14,344
Amortization of deferred charges	599	652	188
Amortization of time charter contract value	845	152	-
Restricted stock unit expense	230	-	-
Changes in operating assets and liabilities:
Trade accounts receivable, net	(5,713)	2,428	(1,692)
Related party balances	388	(69)	-
Other receivables	(2,485)	(527)	(215)
Inventories	(2,299)	1,675	(1,945)
Voyages in progress	(931)	2,679	(2,679)
Prepaid expenses and accrued income	(1,955)	(197)	59
Trade accounts payable	(1,811)	202	(1,761)
Accrued expenses	1,000	(2,522)	4,741
Other current liabilities	(672)	(126)	1,842
Net cash provided by operating activities	42,607	62,471	34,562
Investing activities
Changes in restricted cash	-	(5,000)	-
Additions to newbuildings	-	(3,600)	(116,475)
Purchase of vessels	-	(94,000)	-
Net cash used in investing activities	-	(102,600)	(116,475)
Financing activities
Proceeds from long-term debt	-	205,740	60,000
Repayment of long-term debt	(3,600)	(168,880)	(42,560)
Debt fees paid	(79)	(2,061)	(1,286)
Net proceeds from share issuance	-	87,602	-
Dividends paid	(48,851)	(33,465)	(4,275)
Net (used in) provided by financing activities	(52,530)	88,936	11,879
Net (decrease) increase in cash and cash equivalents	(9,923)	48,807	(70,034)
Cash and cash equivalents at beginning of year	56,771	7,964	77,998
Cash and cash equivalents at end of year	46,848	56,771	7,964

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	4,287	3,598	1,364

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

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Equity for the years ended
December 31, 2011, 2010 and 2009
(in thousands of $, except number of shares)

	2011	2010	2009
NUMBER OF SHARES OUTSTANDING
Balance at beginning of year	24,425,699	17,100,000	17,100,000
Shares issued	-	7,325,699	-
Balance at end of year	24,425,699	24,425,699	17,100,100

SHARE CAPITAL
Balance at beginning of year	244	171	171
Shares issued	-	73	-
Balance at end of year	244	244	171

ADDITIONAL PAID IN CAPITAL
Balance at beginning of year	131,026	-	-
Shares issued	-	131,026	-
Restricted stock unit expense	230	-	-
Balance at end of year	131,256	131,026	-

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning and end of year	179,019	179,019	179,019

RETAINED EARNINGS
Balance at beginning of year	65,612	60,520	43,115
Net income	32,652	38,557	21,680
Dividends paid	(48,851)	(33,465)	(4,275)
Balance at end of year	49,413	65,612	60,520
Total Equity	359,932	375,901	239,710

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1.    DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September 1996 and was originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. In December 2007, one of these vessels was sold and the Company subsequently expanded the scope of its activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. The Company's shares are listed on the NASDAQ Global Select Market under the symbol "VLCCF."

The Company's tankers and dry bulk carriers are managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol "FRO," and by Golden Ocean Management (Bermuda) Ltd., or the Dry bulk Manager, a wholly-owned subsidiary of Golden Ocean Group Limited, a Bermuda based dry bulk shipping company whose shares are listed on the Oslo Stock Exchange and the Singapore Stock Exchange under the symbol "GOGL." In addition, the General Manager provides us with general administrative and technical services.

The Company currently has four VLCCs and four Capesize vessels in the fleet. One VLCC was on a time charter that commenced in 2007 for an initial term of five years earning a rate of $37,750 per day plus a market-based profit sharing payment computed as 50% of the difference between the related spot market index rate and the base rate. In December 2011, the Company agreed with the charter, Frontline Ltd., to reduce the daily rate to $27,050, with effect from January 1, 2012 until April 22, 2012 at which time the vessel was redelivered. The Company is entitled to be compensated if actual earnings exceed the new rate up to and including the old rate. This vessel commenced trade in the spot market upon its redelivery. Two VLCCs are on bareboat charters at an estimated daily time charter equivalent rate of $32,000 per day less 2.5 percent commission. One is on a 2.5 year bareboat charter due to expire in August 2012 (charterer has the option to extend for a further 2.5 years) and the other is a five year bareboat charter. The remaining VLCC has been operating in the spot market following the expiry of its time charter in May 2011. The Company's two Capesize newbuilding dry bulk carriers commenced five year time charters upon their deliveries in August 2009 and October 2009 earning rates of $40,000 per day less 1.25% commission and $52,670 per day less 2.5% commission, respectively. The two 2010-built Capesize dry bulk vessels were purchased with existing time charters. One time charter expires in January 2013 and the rate is $31,500 per day less 6.25% commission. The other time charter expires in September 2014 and the rate is $29,900 per day less 6.25% commission. The charterer of this vessel, the Golden Zhejiang, has been granted a reduction in charter hire from $29,900 per day to $19,900 per day from July 1, 2011 to June 30, 2012. The reduced hire will be repaid from July 1, 2012 until the end of the charter in September 2014. The Company has two one-year extension options.

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

Restricted cash
Restricted cash consists of bank deposits maintained in accordance with our loan agreements with DnB and Nordea.

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

Earnings per share
Earnings per share is based on net income and the weighted average number of common shares outstanding for the period presented. Diluted earnings per share is based on net income and the weighted average number of shares outstanding is adjusted to include the restricted stock units based on the treasury stock method.

Vessel impairment
The Company's vessels are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of a vessel may not be recoverable. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. The company assesses recoverability of the carrying value of the vessel by estimating the future net cash flows expected to result from the vessel, including eventual disposal. The carrying value of a time charter contract that was acquired with one of the vessels is included in the assessment. If the future net undiscounted cash flows are less then the carrying value of the vessel, an impairment charge is recognized based on the difference between carrying value and fair value.

Fair value is typically established using an average of three independent valuations. In addition, vessels to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

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

Stock-based compensation
The Company accounts for the restricted stock units ("RSUs") issued to the directors using the equity method and amortizes the fair value of the RSUs over the vesting period. The Company accounts for the RSUs issued to the management companies using the liability method.

Comprehensive income
The Company has no comprehensive income.

3.  NEWLY ISSUED ACCOUNTING STANDARDS

In May 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-04 "Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in US GAAP and IFRSs". In general, ASU 2011-04 clarifies the FASB's intent about the application of existing fair value measurement and disclosure requirements, and for many of these requirements the amendments are not intended to result in any change in the application of Accounting Standards Codification ("ASC") Topic 820 ("Fair Value Measurement"). At the same time, there are some amendments that do change particular principles or requirements relating to fair value measurement and disclosure.  ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In June 2011, the FASB issued ASU 2011-05 "Presentation of Comprehensive Income" in order to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity, and requires entities to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 is effective for fiscal years beginning after December 15, 2011, although early adoption is permitted. Its adoption will affect the presentation of the Company's financial statements, but is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows. ASU 2011-05 also included the requirement to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) in which the components of net income and the components of other comprehensive income are presented. Owing to concerns raised about difficulties in its implementation, this latter requirement has been deferred for further consideration, through the issue by the FASB in December 2011 of ASU 2011-12 "Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05".  Its adoption is not expected to have a material impact on the Company's disclosures or financial position, results of operations, and cash flows.

In December 2011, the FASB issued ASU 2011-11 "Disclosures about Offsetting Assets and Liabilities" in order to standardize the disclosure requirements under US GAAP and IFRS relating to both instruments and transactions eligible for offset in financial statements. ASU 2011-11 is applicable for annual reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

4.   TAXATION

The Company is incorporated in Bermuda. Under current Bermuda law, the Company is not required to pay taxes in Bermuda on either income or capital gains. The Company has received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, the Company will be exempted from taxation until March 31, 2035. Based upon review of applicable laws and regulations, and after consultation with counsel, the Company does not believe it is subject to material income taxes in any jurisdiction.

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

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company has been operating in two markets since 2009. We operate in the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. An analysis of revenues from these services is as follows:

(in thousands of $)	2011	2010	2009
Total operating revenues – tanker market	39,020	55,072	58,860
Total operating revenues – dry bulk carrier market	55,497	40,825	8,479

In 2011, six customers accounted for $83.2 million or 88% of gross revenues. In 2010, three customers accounted for $61.7 million or 64% of gross revenues and in 2009, two customers accounted for $45.0 million or 67% of gross revenues.

6.   EARNINGS PER SHARE

The computation of basic earnings per share is based on net income and the weighted average number of shares outstanding during the year of 24,425,699, 19,120,285 and 17,100,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The computation of diluted earnings per share in 2011 is based on the weighted average number of shares of 24,578,031. The restricted stock units granted on December 29, 2010 did not have a dilutive effect in 2010. There were no potentially dilutive securities outstanding in 2009.

7.   LEASES

The minimum future revenues to be received on time charter and bareboat charters, which are accounted for as operating leases as of December 31, 2011 are as follows. These minimum future revenues exclude payments that are based on market rates and indices.

(in thousands of $)
Year ending December 31,
2012	68,513
2013	49,438
2014	32,702
2015	3,600
2016	-
Thereafter	-
154,253

As of December 31, 2011, seven of the Company's vessels are leased out to third parties on time and bareboat charters for initial periods ranging from 2.5 to 5 years. All the vessels are leased out on operating leases.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2011 were $569.9 million and $171.5 million, respectively, and at December 31, 2010 were $657.9 million and $198.9 million, respectively.

8.   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are presented net of allowance for doubtful accounts amounting to $1.9 million (2010: $0.2 million).

9.   VESSELS

(in thousands of $)	2011	2010
Cost	657,890	657,890
Accumulated amortization	(221,617)	(198,858)
	436,273	459,032

In 2010, the Company purchased two 2010-built Capesize dry bulk carriers with existing time charters at a cost of $134.2 million, excluding the value of the time charters.

Depreciation expense was $22.8 million, $19.6 million and $14.3 million in the years ended December 31, 2011, 2010 and 2009, respectively.

10.   DEFERRED CHARGES

(in thousands of $)	2011	2010
Capitalized financing fees and expenses	3,414	3,335
Accumulated amortization	(1,304)	(706)
	2,110	2,629

Debt arrangement fees of $0.1 million were capitalized during the year.

11.   OTHER LONG TERM ASSETS

Other long term assets represents the unamortized portion of the time charter taken over upon the acquisition of the Golden Zhejiang, which is being amortized over the period of the time charter on a straight line basis. An amount of $0.8 million (2010: $0.8 million) is included in Prepaid Expenses and Accrued Income in this respect.

12.   ACCRUED EXPENSES

(in thousands of $)	2011	2010
Voyage expenses	2,315	584
Ship operating expenses	1,329	1,916
Administrative expenses	295	515
Interest expense	575	499
	4,514	3,514

13.   DEBT

(in thousands of $)	2011	2010
U.S. dollar denominated floating rate debt:
-$58 $58.24 Million Loan	53,740	57,340
-$17 $175 Million Loan	100,000	100,000
Total debt	153,740	157,340
Less: current portion	(3,600)	(3,600)
	150,140	153,740

The average interest rate for the floating rate debt was 2.76% for the year ended December 31, 2011 and 2.68% for the year ended December 31, 2010.

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect of a VLCC in the fleet at the time (including all VLCC vessels in the current fleet). One tranche was repaid upon the sale of the related vessel in 2007. The credit facility was secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect of that VLCC. The repayment terms of the facility were seven years. The credit facility bore interest at LIBOR plus a margin was repaid in July 2010.

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

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of the VLCC vessels in the fleet. Repayments are made on a quarterly basis with a balloon payment at the final maturity date in June 2015. As of December 31, 2011, the outstanding balance was $53.74 million. The loan bears interest at LIBOR plus a margin.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of the Capesize vessels and a revolving debt facility of $75 million. The loan is repayable in May 2015. As of December 31, 2011, the outstanding balance was $100.0 million. The loan bears interest at LIBOR plus a margin. The revolving debt facility of $75 million was available but undrawn at December 31, 2011.

The Company's loan agreements contain loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company was in compliance with all of the financial covenants contained in the Company's loan agreements as of December 31, 2011.

In addition, pursuant to the Company's $58.24 million $175 million credit facilities, none of its vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

The outstanding debt as of December 31, 2011 is repayable as follows:

(in thousands of $)
Year ending December 31,
2012	3,600
2013	3,600
2014	3,600
2015	142,940
2016	-
Thereafter	-
153,740

14.  SHARE CAPITAL

Authorized share capital:
(in thousands of $ except for per share amounts)	2011	2010
50 million (2010: 35 million) common shares of $0.01 each	500	350

At the Annual General Meeting in September 2011, a resolution was passed to increase the authorized share capital from $350,000 to $500,000 divided into common shares of $0.01 par value each.

Issued and fully paid share capital:
(in thousands of $)	2011	2010
At January 1	244	171
Issued during the year	-	73
At December 31	244	244

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

15.   RESTRICTED STOCK UNITS

In September 2010, the Board of Directors approved the adoption of an Equity Incentive Plan (the "Plan") and reserved 800,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to directors, officers, employees of the Company and its subsidiaries, affiliates, consultants and service providers. The RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

Payment upon vesting of RSUs can be in cash, in shares of common stock or a combination of both as determined by the Board of Directors. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'dividend equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2011 and 2010:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2009	-	-	-	-
Granted – December 29, 2010	29,571	29,572	59,143	$22.23
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted – December 22, 2011	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67

The RSU expense was $230,000 for the year ended December 31, 2011 (2010: nil).

During 2012, the Company plans to issue 11,301 common shares and pay $154,102 in cash to members of the Board of Directors and to the General Manager and the Dry bulk Manager in settlement of the 19,714 RSUs that vested on December 29, 2011. The settlement represents 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

16.   FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2011, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2011 and 2010 are as follows:

	2011	2011	2010	2010
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	46,848	46,848	56,771	56,771
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	153,740	153,740	157,340	157,340

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, The Royal Bank of Scotland plc, DnB and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

17.   RELATED PARTY TRANSACTIONS

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

Management fees, which represent a commission of 1.25% of gross freight earned by the dry bulk carriers, of $0.5 million were invoiced by Golden Ocean and paid by the Company during each of 2011 and 2010. As of December 31, 2011, $0.3 million was payable to Golden Ocean. At December 31, 2010, $69,000 was due from Golden Ocean. On December 22, 2011 and December 29, 2010, 23,298 and 14,786 RSUs, respectively, were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

18.   MANAGEMENT OF COMPANY

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

On June 25, 2010, the Company entered into a commercial management agreement with the Dry bulk Manager, under which the Dry bulk Manager provides administrative and commercial expertise relating to the Company's dry bulk vessels. The Dry bulk Manager will receive 1.25% on gross freight revenues earned by the dry bulk vessels.

19.   COMMITMENTS AND CONTINGENCIES

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

20.   SUBSEQUENT EVENTS

On January 9, 2012, the Company announced an amendment to the time charter with Frontline Ltd. for the Hampstead. The time charter hire has been reduced from $37,750 per day to $27,050 per day for the remaining period of the charter commencing January 1, 2012 until April 22, 2012, the date when the vessel was re-delivered to us. The Company is entitled to be compensated if actual earnings exceed the new rate up to and including the original rate. There was no compensation for the first quarter of 2012.

On February 7, 2012, the Board of Directors declared a dividend of $0.50 per share. The record date for the dividend was February 23, 2012, the ex dividend date was February 21, 2012 and the dividend was paid on March 8, 2012.

On March 12, 2012, the Company issued a press release announcing that Sanko Steamship Co., Ltd. ("Sanko") has requested that the Company agree to a deferral in payments of charter hire in respect of the Battersea. Sanko has also issued a press release stating that it intends to meet all financial obligations and to restructure and strengthen its balance sheet. The Company has been informed that Sanko is planning to present formal rehabilitation proposals to stakeholders at meetings in early June 2012.

In March 2012, the Company agreed an amendment to the time charter for the Belgravia with Jiangsu Shagang Group Co., Ltd ("Shagang") whereby (i) the sum of $95,000 shall be deducted from future charter hire payments, which are each payable 15 days in advance,  until the amount of $5.7 million has been deducted, and (ii) the sum of $5.0 million shall be pre-paid in one or more installments no later than five months following receipt by Shagang of a guarantee to be provided in accordance with the amendment.