Form 20-F
period 2012-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2013-04-15
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2012
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

24,437,000 Common Shares, Par Value $0.01 Per Share

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

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2012, 2011 and 2010, and the selected balance sheet data of the Company with respect to the fiscal years ended December 31, 2012 and 2011, respectively, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2009 and 2008, and the selected balance sheet data with respect to the fiscal years ended December 31, 2010, 2009 and 2008 have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2012	2011	2010	2009	2008
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	37,315	55,497	40,825	8,480	—
Total operating expenses	27,307	24,457	17,267	4,974	1,538
Net operating income (loss)	10,008	31,040	23,558	3,506	(1,538)
Net income from continuing operations	5,882	27,058	20,145	2,576	625
Net (loss) income from discontinued operations (1)	(59,311)	5,594	18,412	19,104	47,429
Net (loss) income	(53,429)	32,652	38,557	21,680	48,054
Earnings per share from continuing operations: basic	0.24	1.11	1.05	0.15	0.04
Earnings per share from continuing operations: diluted	0.24	1.10	1.05	0.15	0.04
(Loss) earnings per share from discontinued operations: basic	(2.43)	0.23	0.97	1.12	2.77
(Loss) earnings per share from discontinued operations : diluted	(2.41)	0.23	0.97	1.12	2.77
(Loss) earnings per share: basic	(2.19)	1.34	2.02	1.27	2.81
(Loss) earnings per share: diluted	(2.17)	1.33	2.02	1.27	2.81
Cash distributions per share declared	1.20	2.00	1.70	0.25	2.75

Balance Sheet Data (at end of year):
Cash and cash equivalents	79,259	46,848	56,771	7,964	77,998
Restricted cash	15,000	15,000	15,000	10,000	10,000
Newbuildings	—	—	—	—	51,305
Vessels, net	273,826	436,273	459,032	344,399	187,360
Total assets	397,420	521,219	541,953	374,946	331,685
Current portion of long-term debt	4,700	3,600	3,600	13,960	42,560
Long-term debt	106,978	150,140	153,740	106,520	60,480
Share capital	244	244	244	171	171
Total equity	277,694	359,932	375,901	239,710	222,305
Common shares outstanding	24,437,000	24,425,699	24,425,699	17,100,000	17,100,000
Other Financial Data:
Equity to assets ratio (percentage) (2)	69.9%	69.1%	69.4%	63.9%	67.0%
Debt to equity ratio (3)	0.4	0.4	0.4	0.5	0.5
Price earnings ratio (4)	(2.4)	10.2	11.0	10.4	5.2
Time charter equivalent revenue (5)	32,992	53,477	39,674	8,330	—

(1)	The Company classified its only VLCC as 'held for sale' as of December 31, 2012 and the operations of the Company's VLCCs have been recorded as discontinued operations in 2012.

(2)	Equity to assets ratio is calculated as total equity divided by total assets.

(3)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(4)	Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share.

(5)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2012	2011	2010	2009	2008
(in thousands of $)
Total operating revenues	37,315	55,497	40,825	8,480	—
Less: Voyage expense	(4,323)	(2,020)	(1,151)	(150)	—
Time charter equivalent revenue	32,992	53,477	39,674	8,330	—

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates, and

•	weather.

Factors that influence the supply of vessel capacity include:

•	number of newbuilding deliveries;

•	port and canal congestion;

•	scrapping of older vessels;

•	vessel casualties; and

•	number of vessels that are out of service.

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile since, reaching a low of 772 and a high of 4,661 during 2009, a low of 1,700 and a high of 4,209 during 2010, and has continued to decline, reaching lows of 1,043 in 2011, 647 in 2012 and 698 in the first quarter of 2013.

This downturn in dry bulk charter rates and their volatility has had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	no active second-hand market for the sale of vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declaration of bankruptcy by some operators and ship owners as well as charterers.

The occurrence of one or more of these events could adversely affect our business, results of operations, cash flows, financial condition and ability to pay cash distributions. There can be no assurance that the dry bulk charter market will recover and the market could continue to decline further.

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

The market supply of dry bulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Approximately 220 Capesize vessels and 375 Panamax vessels were delivered during 2012 and approximately 90 Capesize vessels and 135 Panamax vessels were sold for scrap during 2012. An oversupply of dry bulk carrier capacity may result in a reduction of charter hire rates, as evidenced by historically low rates in December 2008. If such dry bulk carrier capacity increase continues, we may only be able to re-charter our vessels at reduced or unprofitable rates, or we may not be able to re-charter these vessels at all. The occurrence of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

Tankers

If the tanker industry, which historically has been cyclical and volatile, continues to be depressed or declines further in the future, our revenues, earnings and available cash flow may be adversely affected.

Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically during the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

The factors that influence demand for tanker capacity include:

•	supply and demand for oil and oil products;

•
global and regional economic and political conditions, including developments in international trade, national oil reserves policies, fluctuations in industrial and agricultural production and armed conflicts;

•	regional availability of refining capacity;

•	environmental and other legal and regulatory developments;

•	the distance oil and oil products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in the distances over which tanker cargoes are transported by sea;

•
increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	currency exchange rates;

•	weather and acts of God and natural disasters;

•	competition from alternative sources of energy and from other shipping companies and other modes of transport;

•	international sanctions, embargoes, import and export restrictions, nationalizations, piracy and wars; and

•	regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements by major oil companies.

The factors that influence the supply of tanker capacity include:

•	current and expected purchase orders for tankers;

•	the number of tanker newbuilding deliveries;

•	any potential delays in the delivery of newbuilding vessels and/or cancellations of newbuilding orders;

•	the scrapping rate of older tankers;

•	the successful implementation of the phase-out of single-hull tankers;

•	technological advances in tanker design and capacity;

•	tanker freight rates, which are affected by factors that may effect the rate of newbuilding, swapping and laying up of tankers;

•	port and canal congestion;

•	price of steel and vessel equipment;

•	conversion of tankers to other uses or conversion of other vessels to tankers;

•	the number of tankers that are out of service; and

•	changes in environmental and other regulations that may limit the useful lives of tankers.

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. The current global economic downturn may reduce demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions.

In addition, the downturn in the tanker industry has had an adverse impact on many tanker companies, including Overseas Shipholding Group, Inc., a company not affiliated with us, which has recently filed for bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code. In addition, other companies in the industry, including Frontline Ltd. (NYSE: FRO), or Frontline, the parent company of our General Manager, have significantly restructured their operations in response to the financial downturn. If these trends continue, in order for us to remain viable, we may not be able to continue to pay cash distributions and we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets and/or assume additional indebtedness.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels.

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economy that exceeded growth in global vessel capacity. Since 2008, charter rates have declined significantly and there can be no assurance that economic growth will not stagnate or decline leading to a further decrease in vessel values and charter rates. A further decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operations and ability to pay cash distributions.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for our oil tankers derives primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

•	increased crude oil production from other areas;

•	increased refining capacity in the Arabian Gulf or West Africa;

•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West Africa;

•	a decision by Arabian Gulf or West African oil-producing nations to increase their crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict in the Arabian Gulf and West Africa and political or other factors; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.

In addition, continuing weak economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay cash distributions.

An over-supply of tanker capacity may lead to reductions in charter rates, vessel values and profitability.

In recent years, shipyards have produced a large number of new tankers. If the capacity of new vessels delivered exceeds the capacity of tankers being scrapped and converted to non-trading tankers, tanker capacity will increase. If the supply of tanker capacity increases and the demand for tanker capacity does not increase correspondingly, charter rates could materially decline. A reduction in charter rates and the value of our vessels may have a material adverse effect on our results of operations or our ability to pay cash distributions.

Shipping Generally

Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	a marine disaster,

•	terrorism,

•	environmental accidents,

•	cargo and property losses and damage, and

•	business interruptions caused by mechanical failure, human error, war, terrorism, piracy, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an oil spill or other environmental disaster may harm our reputation as a safe and reliable dry bulk operator.

If economic conditions throughout the world do not improve, it will have an adverse impact on our operations and financial results.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the U.S. and the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. We cannot predict how long the current market conditions will last. However, recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, have had a material adverse effect on our results of operations, financial condition and cash flows, have caused the price of our common shares to decline and could cause the price of our common shares to decline further.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth or remain in recession and exhibit weak economic trends. The credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity, and the U.S. federal government and state governments and European authorities continue to implement a broad variety of governmental action and/or new regulation of the financial markets. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at low levels compared to the period proceeding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP decreased to approximately 7.8% for the year ended December 31, 2012, as compared to approximately 9.3% for the year ended December 31, 2011, and continues to remain below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The instability of the euro or the inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

In addition, at times, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such dry bulk cargoes have led to decreased demand for dry bulk vessels, creating downward pressure on charter rates.

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

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay cash distributions and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt, and North Africa, including Libya, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay cash distributions.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2012. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common stock may adversely affect the price at which our common stock trades. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common stock may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

We are subject to complex laws and regulations, including environmental laws and regulations, that can adversely affect our business, results of operations and financial condition.

Our operations are subject to numerous laws and regulations, in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay cash distributions by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict with certainty the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico or otherwise in the future. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our vessels. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although our technical manager will arrange for insurance to cover our vessels with respect to certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates.  Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

Risks Related to Our Business

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter or bareboat charter, charter rates under that charter are fixed for the term of the charter. Our four Capesize vessels are currently fixed on time charters expiring between 2013 and 2014. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. As described in "Item 4. Information on the Company-B. Business Overview", in 2012 we agreed to reduce the daily hire rate in respect of the Belgravia and the charterers of the Golden Zhejiang and Battersea defaulted on their charters and redelivered the vessels prior to the expiration of the charters. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into various contracts, including charterparties with our customers, loan agreements with our lenders and vessel management and other agreements with our General Manager and our Dry bulk Manager, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. As described in “Item 4. Information on the Company-B. Business Overview,” in September 2012 we announced that the sale of the Hampstead was not completed due to the buyer's default, although the vessel was subsequently remarketed for sale and was sold with delivery to the new buyer in September 2012. In addition, in March 2013 we entered into an agreement to sell our only VLCC tanker, which we expect to deliver to its purchaser in the second quarter of 2013. If we fail to consummate this transaction we, among other things, will continue to be subject to the risks associated with operating tanker vessels. In addition, should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. During 2012, the charterers of the Golden Zhejiang, Battersea and VLCC Mayfair defaulted on their charters and the vessels were redelivered to us prior to the expiration of the charter period. Should a charterer in future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows, as well as our ability to pay cash distributions, if any, in the future, and compliance with covenants in our loan agreements. Further, if we had to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

We may not be able to implement our growth successfully.

Our intention is to renew and grow our fleet through selective acquisitions of dry bulk or tanker tonnage. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

We will need to procure additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.

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

As of the date of this annual report, we have paid $15.4 million in installments and have purchase commitments of $87.0 million relating to our two Capesize newbuilding contracts with expected payments of $5.1 million and $81.9 million in 2014 and 2015, respectively. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. If such financing is not available when our capital commitments are due, we may be unable to meet such obligations and finance our other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $15.4 million as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.

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

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions.

The volatility in dry bulk charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreements.

Our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

The operation of dry bulk carriers involves certain unique operational risks.

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

The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

•	general economic and market conditions affecting the shipping industry;

•	competition from other shipping companies;

•	types and sizes of vessels;

•	the availability of other modes of transportations;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, and

•	technological advances in vessel design or equipment or otherwise.

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

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Through our operating subsidiaries we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which could adversely affect our results of operations and financial position.

Our time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Our four Capesize vessels are currently fixed on time charters expiring between 2013 and 2014. Although our time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay cash distributions.

We cannot assure you that we will be able to refinance indebtedness incurred under our current credit facilities.

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that are sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares. During the year ended December 31, 2012, we recorded an impairment loss of $41.6 million related to the VLCCs Titan Venus (ex Camden) ($14.7 million), the Kensington ($13.5 million) and the Mayfair ($13.4 million).

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

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition. Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss which could negatively impact our business, financial condition, results of operations, cash flows and ability to pay cash distributions.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Since the events of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

Our policy is to make distributions to shareholders based on earnings and cash flow. The amount and timing of cash distributions will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as cash distributions. In addition, the declaration and payment of cash distributions is subject at all times to the discretion of our board of directors. We cannot assure you that we will pay cash distributions.

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions.

Our financing agreements impose operational and financing restrictions on us and/or on our subsidiaries, which may significantly limit or prohibit, among other things, our and/or our subsidiaries' ability to, without the consent of our lenders, incur additional indebtedness, create liens, sell capital interests of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into certain charters or, if an event of default has occurred, pay cash distributions. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to prepay, pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if the lenders are entitled to accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The age of our dry bulk carrier fleet is approximately three years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life our revenue will decline, which would adversely affect our business, results of operations, financial condition and ability to pay cash distributions.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations, financial condition and ability to pay cash distributions would be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions.

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

We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay cash distributions. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

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

A foreign corporation will be treated as a "passive foreign investment company", or PFIC, for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes cash distributions, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Tax Considerations-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section entitled "Tax Considerations-United States Federal Income Tax Considerations-Passive Foreign Investment Company Status and Significant Tax Consequences" in Item 10E. below for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

We are an international shipping company specializing in the transportation of dry bulk cargoes, and have been listed on the NASDAQ Global Select Market under the symbol "VLCCF" since our initial public offering in February 1997. The Company was originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In February 1997, we completed our initial public offering, which resulted in $317.2 million net proceeds to us. We used these proceeds and bank debt to fund the acquisition of our initial fleet of five VLCCs. Upon their purchase from their previous owners on February 27, 1997 until March 2004, the Company chartered its vessels to Shell International on long-term bareboat charters.

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

We sold a VLCC to an unrelated third party in each of December 2007, September 2012, October 2012 and December 2012 and as of December 31, 2012, we owned and operated one VLCC and four Capesize dry bulk carriers. The VLCC was being marketed for sale and was classified as 'held for sale' in the balance sheet at December 31, 2012. Following the sale of three VLCCs and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. In March 2013, we agreed the sale of our final VLCC with expected delivery in the second quarter of 2013. In March 2013, we also concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation ("JMU") in Japan. The design provided by JMU represents the next generation Capesize bulk carriers with the latest technology available in order to secure fuel efficiency. The vessels are expected to be delivered during 2015.

While our operating fleet currently consists of four Capesize dry bulk carriers, our long term strategy is still to invest in dry bulk and tanker tonnage. Our current fleet composition reflects our board's view of the current market conditions. The Golden Future is on a time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate. The Battersea is employed on a short term time charter and is expected to be redelivered in the second quarter of 2013. The Belgravia is employed on a long term time charter with expiry in the third quarter of 2014 and the Golden Zhejiang is employed on a time charter for a minimum period of eight months and a maximum period of ten months.

B.  BUSINESS OVERVIEW

We currently own and operate, through our subsidiaries, a fleet of four Capesize dry bulk carriers with a total carrying capacity of approximately 0.7 million dwt. All of our vessels are currently employed under fixed-rate period charters. We have also concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers, which are expected to be delivered to us in 2015. The following table sets forth summary information concerning the vessels we own and operate as of the date of this annual report:

Vessel Name	Vessel Type	Size (dwt)	Year Built	Charter Type	Daily Gross Hire Rate	Earliest Redelivery Date
Belgravia	Capesize	170,500	2009	Time Charter	$46,412 (1)	August 2014

Battersea (2)	Capesize	170,500	2009	Time Charter	$7,350	April 2013

Golden Future	Capesize	176,000	2010	Time Charter	Index (3)	December 2013

Golden Zhejiang (4)	Capesize	176,000	2010	Time Charter	$9,500	October 2013

(1)In March 2012, the Company agreed an amendment to the time charter with Jiangsu Shagang Group Co., Ltd ("Shagang") whereby (i) the sum of $95,000 was to be deducted by Shagang from each future charter hire payment, which are each payable 15 days in advance, until the amount of $5.7 million has been deducted, and (ii) the sum of $5.0 million was to be paid in advance by Shagang. The daily gross hire rate was reduced from $52,670 to $46,412 as a result of this amendment.
(2)In July 2012, the charterer of the Battersea, Sanko Steamship Co., Ltd., or Sanko, redelivered the vessel prior to the expiration of the minimum period of the charter, and the vessel operated in the spot market until September 2012.
(3)The rate is calculated in arrears every 14 days as the aggregate of the actual daily rates per the Baltic Exchange for that 14 day period. This charter commenced in January 2013.
(4)In July 2012, the charterer of the Golden Zhejiang, Hong Xiang Shipping Holding (Hong Kong) Co Limited, or Hong Xiang, redelivered the vessel before the final maturity of the charter, and the vessel operated in the spot market until September 2012.
The Company operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of three VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations. An analysis of revenues from continuing operations is as follows:

(in thousands of $)	2012	2011	2010
Total operating revenues – dry bulk carrier market	37,315	55,497	40,825

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, HM 08, Bermuda.

Strategy

Our business strategy is to operate a diversified fleet of VLCCs and Capesize dry bulk carriers with flexibility to adjust our exposure to the tanker and dry bulk markets depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for tanker and dry bulk capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to renew and grow our fleet through selective acquisitions. The current composition of of our fleet and order book and recent disposals reflect market conditions and the board's view on the markets.

Our goal is to generate competitive returns for our shareholders. Our cash distribution policy is to declare quarterly cash distributions to shareholders, substantially equal to net cash flow in the reporting quarter less reserves that our Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as by undertaking equity offerings, incurring additional indebtedness in line with our current low-leverage capital structure and utilizing the proceeds from the sale of our vessels.

There is no guarantee that our shareholders will receive quarterly cash distributions from us. Our cash distribution policy may be changed at any time at the sole discretion of our Board, who will take into account, among other things, our contingent liabilities, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of cash distributions, if any, that we may pay.

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

General Management Agreement

We are provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager. The General Manager is a wholly owned subsidiary of Frontline. The General Manager subcontracts the services provided to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement with our General Manager effective April 2, 2010, the General Manager is entitled to a management fee of $2.3 million per annum from January 1, 2010, which is subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our tanker vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of vessels. In addition, we, in our discretion, may award equity incentives to the General Manager based upon its performance. Such awards are subject to the approval of our Board. We are responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. Our Board believes that the terms of the Amended General Management Agreement are substantially similar to those that we might have obtained in arm's-length negotiations in the market. We may terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

•	the General Manager commits a material breach under the Amended General Management Agreement, and such breach remains unremedied for 30 days;

•	any material consent, authorization, license, approval or similar requirement for the General Manager's activities as such is modified, terminated, revoked or expires;

•	it becomes unlawful for the General Manager to perform the services to be provided under the terms of the Amended General Management Agreement; or

•	the General Manager ceases to be a wholly-owned subsidiary of Frontline.

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

Seasonality

The dry bulk trade also has a history of tracking seasonal demand fluctuations, but like the oil trade, appears to have become less dependent on such fluctuations as a result of the increased transportation of certain dry bulk commodities. Adverse weather conditions in the Southern Hemisphere, however, which often occur during the first quarter, have had a negative impact on iron ore and coal exports from Australia and iron ore exports from Brazil in the last few years. Grain has traditionally had the greatest impact on the dry bulk market, particularly during the peak demand seasons, which occur during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. With the quarterly pricing of iron ore affecting its demand and factors such as weather and port congestion impacting the dry bulk industry as a whole, the volatility of dry bulk earnings in recent years appears to be the result of factors other than seasonality.

Historically, oil trade and, therefore, charter rates increased in the winter months and eased in the summer months as demand for oil in the Northern Hemisphere rose in colder weather and fell in warmer weather. The tanker industry, in general, has become less dependent on the seasonal transport of heating oil than a decade ago as new uses for oil and oil products have developed, spreading consumption more evenly over the year. This is most apparent from the higher seasonal demand during the summer months due to energy requirements for air conditioning and motor vehicles.

Customers

Our customers include major oil companies, tanker companies, dry bulk companies, petroleum and dry bulk product traders, government agencies and various other entities. Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amounts of $17.4 million, $11.6 million and $5.1 million, respectively. Revenues from six customers in the year ended December 31, 2011 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amounts of $19.2 million, $16.1 million, $14.7 million, $11.6 million, $11.6 million and $10.0 million, respectively. Revenues from three customers in the year ended December 31, 2010 each accounted for 10 percent or more of the Company's consolidation revenues from discontinued and continuing operations, in the amounts of $28.0 million, $19.1 million and $14.6 million, respectively.

Competition

The market for international seaborne crude oil and dry bulk transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets while seaborne dry bulk transportation services are generally provided by independent ship-owner fleets. In addition, many owners and operators in each of the tanker and dry bulk industries pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies, the primary charterers of the tankers owned or controlled by us, also operate their own vessels and use those vessels not only to transport their own crude oil but also to transport crude oil for third party end-users in direct competition with independent owners and operators in the tanker charter market. Competition for charters in the tanker and dry bulk markets is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage of 1969, amended and replaced by the 1992 protocol, generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, and the International Convention for the Prevention of Pollution from Ships of 1973, or the MARPOL Convention. The MARPOL Convention is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability

Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons (other than single-hull tankers) to the greater of $2,000 per gross ton or $17.088 million.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico may also result in additional regulatory initiatives or statutes, including the raising of liability caps under OPA.  For example, effective October 22, 2012, the U.S. Bureau of Safety and Environment Enforcement (BSEE) implemented a final drilling safety rule for offshore oil and gas operations that strengthens the requirements for safety equipment, well control systems, and blowout prevention practices. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damage for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing same, and health assessments or health effects studies.  There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war.  Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel.  These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations.  The limitation on liability also does not apply if the responsible person fails or refuses to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. The EPA has proposed a draft 2013 VGP to replace the current VGP upon its expiration on December 19, 2013, authorizing discharges incidental to operations of commercial vessels. The draft permit also contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters. As of June 21, 2012, the U.S. Coast Guard implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. The revised ballast water standards are consistent with those adopted by the IMO in 2004.  Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The U.S. Clean Air Act, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas. Our vessels that operate in such port areas with restricted cargoes are equipped with vapor recovery systems that satisfy these requirements. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State. Although state-specific, SIPs may include regulations concerning emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. As indicated above, our vessels operating in covered port areas are already equipped with vapor recovery systems that satisfy these existing requirements.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels, and in January 2012 the European Commission launched a public consultation on possible measures to reduce greenhouse gas emissions from ships. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, such regulation of vessels is foreseeable, and the EPA has in recent years received petitions from the California Attorney General and various environmental groups seeking such regulation. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 is expected to come into force on August 20, 2013. The ratification of MLC 2006 may require us to develop new procedures to ensure full compliance.The International Group of P&I Clubs liaise with States Parties to the MLC and has agreed to provide sufficient evidence of compliance with the MLC financial security provisions prior entry into force.

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

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship's identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel's hull;

•
a continuous synopsis record kept onboard showing a vessel's history, including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

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

D.  PROPERTY, PLANT AND EQUIPMENT

We operate a modern fleet of four Capesize dry bulk carriers. The name, dwt, flag and date of original delivery from the builder's yard are set forth below.

Vessel name	Type	Approx. dwt	Flag	Year Built
Belgravia	Capesize	170,500	Marshall Islands	2009
Battersea	Capesize	170,500	Marshall Islands	2009
Golden Future	Capesize	176,000	Hong Kong	2010
Golden Zhejiang	Capesize	176,000	Hong Kong	2010

Please see the discussion in Item 3B. above for a description of environmental regulations that may affect our utilization of the vessels. We have also concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers. The vessels are expected to be delivered to us during 2015. Other than its interests in the vessels and newbuilding contracts, the Company has no interest in any other property.

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

In December 2011, an agreement was reached with Frontline,  the charterer of Hampstead, to reduce the daily charter rate from $37,750 to $27,050 from January 1, 2012 until April 22, 2012, the date when the vessel was re-delivered to us from its time charterer. During this period, the charterer was obligated to compensate us for any daily vessel earnings above $27,050 up to and including $37,750. There was no compensation above the daily gross hire rate for the first quarter of 2012. In August 2012, the vessel was sold to an unrelated third party, but the sale was not completed due to the buyer's default, and we retained the deposit received in the amount of $2.43 million. In September 2012, the VLCC Hampstead was sold to an unrelated third party, for net proceeds of $22.2 million.

In July 2012, Hong Xiang, the charterer of the Golden Zhejiang, redelivered the vessel before final maturity of the charter. Also in July 2012, Sanko, the charterer of the Battersea, redelivered the vessel prior to the expiration of the minimum period of the charter. In October 2012, we terminated the charter for the VLCC Mayfair due to the charterer's default.

In October 2012, we sold the VLCC Titan Venus for net proceeds of $19.8 million. In December 2012, we sold the VLCC Kensington for net proceeds of $22.5 million. Our one remaining VLCC, the Mayfair is classified as held for sale at December 31, 2012, and in March 2013, we entered into an agreement for the sale of this vessel for scrap for gross sale proceeds of $17.5 million, with expected delivery in the second quarter of 2013.

Following the sale of three VLCCs during 2012, we own four Capesize dry bulk vessels and one VLCC. Each of the Capesize dry bulk vessels were operating on time charters as of December 31, 2012: (i) on time charter that expired in January 2013 and the vessel then commenced a time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate: (ii) on time charter until August 2014 at a rate of $46,412 per day less 2.5% commission. The rate was reduced from $52,670 in March 2012 after renegotiations with the charterer: (iii) on time charter until April 2013 earning a rate of $7,350 per day less 6.5% commission: and (iv) on time charter until October 2013 earning a rate of $9,500 per day less 6.25% commission. The VLCC was unfixed as of December 31, 2012 and was being marketed for sale.

Market Overview and Trend Information

Dry Bulk Market

The global economy was under pressure during 2012 and the International Monetary Fund again lowered its forecast. In particular the Eurozone is struggling with high unemployment and negative growth in some of the worst hit countries. The United States has shown certain signs of recovery and also China released encouraging economic data at the end of 2012.

Dry bulk transportation increased by around seven percent in 2012, however, due to the high number of new vessels entering the market, fleet utilization decreased. Given a net fleet growth of approximately 11 percent, the estimated utilization of the dry bulk fleet was on average 83 percent in 2012. Consequently spot earnings were low. The Capesize and Panamax segments both earned on average approximately $7,650 per day according to industry sources. The weak spot market and long term time charter market resulted in lower asset values throughout the year. By the end of the year, a five year old Capesize was valued at approximately $30 million, while a similar aged Panamax was worth approximately $20 million.

Around 220 Capesize vessels and 375 Panamax vessels were delivered in 2012, still this was 30 percent lower than the official order book at the beginning of the year. At the same time approximately 90 Capesize vessels and 135 Panamax Vessels were sold for scrap. For the dry bulk fleet as a whole 35 million dwt were scrapped against 95 million dwt of deliveries.

Deliveries of new vessels will decrease sharply over the next 24 months. With the same delivery ratio we have experienced over the last three years approximately 60 million dwt should be delivered this year, while the order book for 2014 is 25 million dwt for the entire dry bulk sector. The low spot market presently experienced and relatively high scrap prices should encourage more scrapping. Most forecasters are expecting scrapping to remain at similar levels as last year and consequently net fleet growth could be as low as five percent during 2013.

The steel industry and energy coal for utilities account for almost 70 percent of dry bulk transportation. For several years the importance of increased steel production and energy consumption in China and the increased dependence of this country for the dry bulk market have been well known. Also, in 2012, iron ore and coal imports showed remarkable growth. Iron ore increased by around eight percent while coal imports increased by almost 30 percent year on year. This was in spite of much slower growth in steel and energy consumption (2 percent and 3.4 percent respectively).

There are a few factors which make most analysts fairly optimistic for dry bulk demand growth going forward. Quality of Chinese domestic iron ore production is on a steady declining trend. Since 2007 China has invested roughly $85 billion in iron ore mining. Over the same period investments per effective ton iron ore produced has increased from $15 per ton in 2007 to $60 per ton in 2012. Adjusting for falling Fe content, effective iron ore production in 2012 is broadly at the same level as in 2007. Even in a modest steel growth scenario for China most forecasters believe in continued strong growth in iron ore imports.

Tanker Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the fourth quarter of 2012 was WS 42.8, representing an increase of approximately WS 7 points from the third quarter of 2012 and a decrease of approximately WS 15 points from the fourth quarter of 2011. Present market indications are approximately $200 per day in the second quarter of 2013.

Bunkers at Fujairah averaged $615/mt in the fourth quarter of 2012 compared to $650/mt in the third quarter of 2012. Bunker prices varied between a low of $593/mt on November 5, 2012 and a high of $655/mt on October 1, 2012.

According to the International Energy Agency ("IEA"), oil production by OPEC countries, including Iraq, was 30.9 million barrels per day (mb/d) in the fourth quarter of 2012. This represented a decrease of 0.5 mb/d compared to the third quarter of 2012, due to lower Saudi Arabian production in November and December.

The IEA estimates that world oil demand averaged 91.0 mb/d in the fourth quarter of 2012, which is an increase of 0.8 mb/d compared to previous quarter and the IEA estimates that world oil demand averaged approximately 89.8 mb/d in 2012, representing an increase of 1.1 percent or 1.0 mb/d from 2011. According to the IEA, 2013 demand is expected to be 90.7 mb/d.

The VLCC fleet increased by approximately 5% in 2012 to 622 vessels. The orderbook was 81 vessels at the end of 2012 and represents approximately 13 percent of the VLCC fleet. According to industry sources, the single hull VLCC fleet is 17 vessels.

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

Losses from Uncollectible Receivables

Losses from uncollectible receivables are accrued when information is available before the financial statements are issued that indicates that it is probable that a receivable will not be collected and the amount of the loss can be reasonably estimated. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivables.

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

In developing estimates of future cash flows, the Company must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by a third party maritime research service. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond the Company's control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (v) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the EU or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

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

The table set forth below indicates (i) the carrying value of each of our Capesize vessels as of December 31, 2012, (ii) which of those vessels we believe has a basic market value, based on ship broker reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their reporting lives would exceed vessels' carrying values as of December 31, 2012, and accordingly, have not recorded an impairment charge.

Vessel	Built	Approximate Dwt	Carrying Value ($ millions)*
Belgravia	2009	170,500	73.1
Battersea	2009	170,500	77.7
Golden Future	2010	176,000	65.6
Golden Zhejiang	2010	176,000	57.4

* As of December 31, 2012, the basic charter-free market value for each of the four Capesize vessels above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $140.1 million.

In addition, we had one VLCC as of December 31, 2012. This vessel had a carrying value of $21.5 million and was classified as "held for sale". In March 2013, we agreed to sell this vessel for scrap with expected delivery in the second quarter of 2013 for gross sale proceeds of $17.5 million.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•	operating revenues;

•	gains (losses) from the sale of assets;

•	voyage expenses and commissions;

•	vessel operating expenses;

•	administrative expenses;

•	depreciation;

•	interest expense; and

•	discontinued operations.

Voyage expenses and commissions include port expenses, bunkers (fuel), voyage related insurance premiums, other voyage related costs and broker commissions.

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

The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard for the purpose of discontinued operations as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC meets the criteria for held for sale at December 31, 2012.

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

•	obtain the charterer's consent to us as the new owner;

•	obtain the charterer's consent to a new technical manager;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overheads, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may well continue to rise moderately over the next few years. Dry bulk cargo transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2012 compared with year ended December 31, 2011

Operating revenues

(in thousands of $)	2012	2011	% Change
Time charter revenues	35,046	55,497	(36.9)
Voyage charter revenues	2,269	—	—
Total operating revenues	37,315	55,497	(32.8)

Time charter revenues decreased in the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to reduced time charter revenues from (i) the Battersea in the amount of $8.6 million, including a provision for doubtful accounts of $3.0 million, as a result of the early termination of the time charter in July 2012 due to the charterer filing for bankruptcy, and (ii) the Golden Zhejiang in the amount of $10.0 million, including a provision for doubtful accounts of $1.9 million, as a result of the early termination of the time charter in July 2012 due to the charterer's default under the charter party agreement.

Voyage charter revenues increased in the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to the Battersea and Golden Zhejiang operating in the spot market from July 2012 and August 2012, respectively, until September 2012 after the early termination of their time charters.

Operating expenses

(in thousands of $)	2012	2011	% Change
Voyage expenses and commission	4,323	2,020	114.0
Ship operating expenses	7,608	7,830	(2.8)
Administrative expenses	4,259	3,528	20.7
Depreciation	11,117	11,079	0.3
Total operating expenses	27,307	24,457	11.7

Voyage expenses and commission increased in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to the Battersea and Golden Zhejiang operating in the spot market from July and August 2012, respectively, until September 2012.

Administrative expenses increased in the year ended December 31, 2012 compared to the year ended December 31, 2011, primarily due to an increase in restricted stock unit expense and legal fees.

Other income (expenses)

(in thousands of $)	2012	2011	% Change
Interest income	106	36	194.4
Interest expense	(3,765)	(3,529)	6.7
Other financial items	(467)	(489)	(4.5)
Net other expenses	(4,126)	(3,982)	3.6

Interest income increased in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to an increase in the average cash balance on deposit following the sale of three VLCCs during 2012 and an increase in interest rates.

Interest expense increased in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to an increase in the average interest rate on borrowings.

Other financial items decreased in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to a foreign exchange gain in 2012.

Net (loss) income from discontinued operations

(in thousands of $)	2012	2011	% Change
Net (loss) income from discontinued operations	(59,311)	5,594	(1,160.3)

Net (loss) income from discontinued operations in the years ended December 31, 2012 and 2011 relate to the operations of the Company's VLCCs. The results from the VLCCs in 2012 were negatively impacted by the sale of three vessels during 2012 and a deterioration in operating results due to the weak tanker market. Operating revenues less voyage expense and commissions decreased by $17.3 million in 2012, of which $5.3 million was attributable to an increase in the allowance for doubtful accounts. This was partially offset by a $4.8 million decrease in operating expenses, which was primarily attributable to a decrease in dry docking costs of $3.0 million and vessel disposals. The net loss in the year ended December 31, 2012 also includes a loss on the sale of vessels of $13.1 million (2011: nil) and an impairment loss of $41.6 million (2011: nil). Depreciation expense in the year ended December 31, 2012 decreased by $2.3 million compared to the previous year due to vessel disposals.

Year ended December 31, 2011 compared with year ended December 31, 2010

Operating revenues

(in thousands of $)	2011	2010	% Change
Time charter revenues	55,497	40,825	35.9
Total operating revenues	55,497	40,825	35.9

Time charter revenues increased in the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to an increase in time charter revenues from Golden Future and Golden Zhejiang of $6.2 million and $8.1million, respectively. These two vessels were purchased with existing time charters in July and October 2010, respectively, and were operational for a full year in 2011.

Operating expenses

(in thousands of $)	2011	2010	% Change
Voyage expenses and commission	2,020	1,151	75.5
Ship operating expenses	7,830	5,211	50.3
Administrative expenses	3,528	3,018	16.9
Depreciation	11,079	7,887	40.5
Total operating expenses	24,457	17,267	41.6

Voyage expenses and commission and ship operating expenses increased in the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to the Golden Future and Golden Zhejiang, which were on time charter for the full year.

Administrative expenses increased in the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to an increase in restricted stock unit expense and audit fees.

Depreciation increased in the year ended December 31, 2011compared to the year ended December 31, 2010, primarily due to a full year's charge for the Golden Future and Golden Zhejiang. These two vessels were purchased in July and October 2010, respectively.

Other income (expenses)

(in thousands of $)	2011	2010	% Change
Interest income	36	46	(21.7)
Interest expense	(3,529)	(2,880)	22.5
Other financial items	(489)	(579)	(15.5)
Net other expenses	(3,982)	(3,413)	16.7

Interest expense increased for the year ended December 31, 2011 compared to the year ended December 31, 2010, primarily due to a full year's expense related to the increase in borrowings following the acquisition of two Capesize vessels in 2010.

The decrease in other financial items for the year ended December 31, 2011compared to the year ended December 31, 2010 is primarily due to loan fees paid in 2010 and a decrease in the amortization of deferred charges.

Net income from discontinued operations

(in thousands of $)	2011	2010	% Change
Net income from discontinued operations	5,594	18,412	(69.6)

Net income from discontinued operations in the years ended December 31, 2011 and 2010 related to the operations of the Company's VLCCs. Net income from discontinued operations decreased in the year ended December 31, 2011 compared to the year ended December 31, 2010 primarily due to a $16.1 million decrease in operating revenues, which was partially offset by a $3.5 million decrease in ship operating expenses.

Recently Issued Accounting Standards

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's consolidated financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU seeks to improve the reporting of reclassifications out of accumulated other comprehensive income. An entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S GAAP that provide additional detail about those amounts. The requirement of this update is to ensure that this information is presented in one place, rather than in different places throughout the financial statements as it is currently. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. This guidance does is not expected to have a material impact on the Company's consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

The Company operates in a capital intensive industry and has historically financed its purchase of vessels through a combination of equity capital and borrowings from commercial banks. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market.  Periodic adjustments to the supply of and demand for dry bulk carriers cause the industry to be cyclical in nature.

The Company's funding and treasury activities are conducted within corporate policies to maximize investment returns while maintaining appropriate liquidity for the Company's requirements. Cash and cash equivalents are held primarily in United States dollars.

Short-term liquidity requirements of the Company relate to servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from our customers. Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received upon completion of the voyage.

In April 2013, the Company estimates it has an average cash breakeven rate for its Capesize vessels of $8,600 per vessel per day. This represents the daily rate our vessels must earn to cover payment of budgeted operating costs (including corporate overheads), estimated interest and scheduled loan principal repayments. This rate does not take into account loan balloon repayments at maturity, which we expect to refinance with new loans.

The liquidity requirements of the Company include funding the replacement of vessels through the acquisition of second hand vessels or newbuilding vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, the underwritten public offering in September 2010, bank loans, proceeds from the sale of vessels and charter hire income. The Company expects that charter hire paid from time charters and voyage charters will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2012, 2011 and 2010, the Company had cash and cash equivalents of $79.3 million, $46.8 million and $56.8 million, respectively. As of December 31, 2012, 2011 and 2010, the Company had restricted cash of $15.0 million, which is a minimum liquidity balance we are required to maintain at all times under the Company's loan facilities.

During the year ended December 31, 2012, we paid total cash distributions of $29.3 million.

In March 2013, the Company concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers with JMU in Japan. The vessels are expected to be delivered to the Company during 2015. As of the date of this annual report, we have paid $15.4 million in installments and have aggregate purchase commitments of $87.0 million relating to our two Capesize newbuilding contracts with expected payments of $5.1 million and $81.9 million in 2014 and 2015, respectively. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. See Item 3 "Key Information - Risk Factors".

Borrowing activities

In March 2004, we refinanced a prior debt facility with a $140.0 million credit facility with five tranches of $28.0 million, each in respect to a VLCC in the fleet at the time. One tranche was repaid upon the sale of the related vessel in 2007. The credit facility was secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect to that VLCC. The facility was repayable over seven years. The credit facility bore interest at LIBOR plus a margin. During 2007, we obtained an extension of the $140 million loan with two tranches of $16.8 million each (the "Pre-delivery Loan"), subject to the same covenants as the $140 million loan, in order to fund the first installments on the two Capesize newbuildings. These tranches were repaid upon delivery of the Capesize vessels, which took place in August and October 2009. The outstanding balance on the $140 million loan was repaid in full in July 2010.

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

In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each relating to the VLCC vessels in the fleet to refinance the outstanding balance of $56 million of debt under its previous $140 million loan facility. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan is repayable on a quarterly basis with a balloon payment at the final maturity date June 2015 and has an interest rate of LIBOR plus a margin. During 2012, $38.0 million of this loan was repaid as a result of the sales of the VLCCs Hampstead, Titan Venus and Kensington, in September, October and November 2012, respectively. The sales of these VLCCs generated net cash, after the repayment of debt, of approximately $28 million. As of December 31, 2012, we had $12.4 million of outstanding borrowings under this facility with no available undrawn amount. The remaining outstanding balance on this facility has been repaid in the second quarter of 2013 upon the sale of the VLCC Mayfair.

In December 2010, the Company refinanced its previous $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million relating to each Capesize vessel and a revolving debt facility of $75 million. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The loan is repayable in May 2015 and has an interest rate of LIBOR plus a margin. As of December 31, 2012, we had $99.3 million of outstanding borrowings under this facility. The revolving debt facility of $75 million was available but undrawn at December 31, 2012.

Certain of the Company's loan agreements contain loan-to-value clauses, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity of the debt under these agreements and to foreclose upon any collateral securing that debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial and other covenants contained in the Company's loan agreements as of December 31, 2012.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2012, the Company had the following contractual obligations:

	Payment due by period
		Less than			More than
(In thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Debt (1)	111,678	4,700	106,978	—	—
Total contractual cash obligations	111,678	4,700	106,978	—	—

(1)All of the Company's loan facilities are at floating interest rates based on LIBOR plus a margin and the Company has not entered into any interest rate swaps. The amounts included above do not include interest payments.

In March 2013, the Company concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers. As of the date of this annual report, the Company had purchase commitments of $87.0 million relating to its two Capesize newbuilding contracts with expected payments of $5.1 million and $81.9 million in 2014 and 2015, respectively.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	63	Director and Chairman
Douglas C. Wolcott	81	Director and Audit Committee member
David M. White	72	Director and Audit Committee Chairman
Hans Petter Aas	67	Director
Herman Billung	55	Director
Inger M. Klemp	50	Chief Financial Officer
Georgina Sousa	63	Company Secretary

Pursuant to the Amended General Management Agreement with the Company, the General Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the General Manager.

Name	Age	Position
Inger M. Klemp	50	Director and President
Kate Blankenship	48	Director
Graham Baker	53	Director

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

Ola Lorentzon has been a director of the Company since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer since May 5, 2010.  Mr. Lorentzon is also a director of Erik Thun AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

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

Kate Blankenship was Chief Financial Officer of the Company from April 2000 to September 2007 and served as Secretary of the Company from December 2000 to March 2007. Mrs. Blankenship has been a director of the General Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Golar LNG Partners LP, Ship Finance International Limited, Seadrill Limited, Seadrill Partners LLC, Archer Limited, Golden Ocean Group Limited, Independent Tankers Corporation Limited and Frontline 2012 Ltd.. She is a member of the Institute of Chartered Accountants in England and Wales.

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

B.  COMPENSATION

The Company incurred directors' fees of $430,000 in 2012.

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

The following table summarizes restricted stock unit transactions in the years ended December 31, 2012, 2011 and 2010:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2009	—	—	—	—
Granted – December 29, 2010	29,571	29,572	59,143	$22.23
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted – December 22, 2011	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25

In May 2012, the Company issued 11,301 common shares and paid $159,763 in cash to members of the Board of Directors and to the General Manager and the Dry bulk Manager in settlement of the 19,714 RSUs that vested on December 29, 2011. The settlement represents 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board of Directors and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, that vested on December 29, 2012.The settlement represents 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

On January 24, 2013, the Board of Directors granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of one third of the number of RSUs granted on each anniversary of the date of grant.

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

•
Our Board is currently comprised by a majority of independent directors.  Under Bermuda law, we are not required to have a majority of independent directors and cannot assure you that we will continue to do so.

•	In lieu of holding regular meetings at which only independent directors are present, our entire Board may hold regular meetings as is consistent with Bermuda law.

•
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law.  Both members of the audit committee currently meet NASDAQ's requirement of independence.

•
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

•
In lieu of a compensation committee comprised of independent directors, our Board is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

•
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

•
Prior to the issuance of securities, we are required to obtain the consent of the Bermuda Monetary Authority as required by law. We have obtained blanket consent from the Bermuda Monetary Authority for the issue and transfer of the Company's securities provided that such securities remain listed on a recognized stock exchange.

•
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

E.  SHARE OWNERSHIP

As of April 8, 2013, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.01 each	Percentage of Common Shares Outstanding	Unvested RSUs (1)
Ola Lorentzon	7,133	(2)	12,591
Douglas C. Wolcott	5,349	(2)	9,443
David M. White	5,349	(2)	9,443
Hans Petter Aas	5,349	(2)	9,443
Herman Billung	—	—	—
Inger M. Klemp	—	—	—
Georgina Sousa	—	—	—

(1) All vested RSUs have been settled.
(2) Less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

As of April 8, 2013, the Company is not aware of any shareholder, who beneficially owns more than 5% of our outstanding shares of common stock.

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

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

The Company has claims for unpaid charter hire owed by (i) Hong Xiang with respect to its time charter of the the Golden Zhejiang, (ii) Sanko with respect to its time charter of the Battersea, and (iii) Titan Petrochemicals Limited with respect to its bare boat charters of the Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $76 million. The Company is unable to predict the outcome of these cases at this time.

Except as described above, to the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Cash Distribution Policy

Our cash distribution policy is to declare quarterly cash distributions to shareholders, substantially equal to net cash flow in the reporting quarter less reserves that our Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as by undertaking equity offerings, incurring additional indebtedness in line with our current low-leverage capital structure and utilizing the proceeds from the sale of our vessels.

There is no guarantee that our shareholders will receive quarterly cash distributions from us. Our cash distribution policy may be changed at any time at the sole discretion of our Board, who will take into account, among other things, our contingent liabilities, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of cash distributions, if any, that we may pay.

In 2012, 2011 and 2010, the Company paid the following cash distributions to shareholders.

Record Date	Payment Date	Amount per share
2012
February 23, 2012	March 8, 2012	$0.50
May 23, 2012	June 6, 2012	$0.35
August 30, 2012	September 12, 2012	$0.175
November 28, 2012	December 12, 2012	$0.175

2011
February 17, 2011	March 3, 2011	$0.50
May 25, 2011	June 9, 2011	$0.50
August 31, 2011	September 14, 2011	$0.50
November 18, 2011	December 2, 2011	$0.50

2010
February 19, 2010	March 4, 2010	$0.30
May 21, 2010	June 7, 2010	$0.40
August 24, 2010	September 7, 2010	$0.50
November 19, 2010	December 6, 2010	$0.50

On February 5, 2013, the Board declared a cash distribution of $0.175 per share for the fourth quarter of 2012 that was paid on March 6 2013.

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's Common Shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2012	$15.81	$4.94
2011	$25.80	$13.50
2010	$24.49	$13.36
2009	$17.16	$11.00
2008	$35.00	$10.01

The following table sets forth, for the two most recent fiscal years, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31, 2012	High	Low
First quarter	$15.81	$13.48
Second quarter	$14.40	$7.77
Third quarter	$8.94	$5.91
Fourth quarter	$6.73	$4.94
Fiscal year ended December 31, 2011	High	Low
First quarter	$25.80	$22.41
Second quarter	$25.24	$18.76
Third quarter	$22.70	$16.00
Fourth quarter	$18.10	$13.50

The following table sets forth, for the most recent six months, the high and low prices for the Common Shares as reported by the NASDAQ Global Select Market.

Month	High	Low
April 2013 (through April 8)	$8.25	$7.15
March 2013	$8.33	$6.55
February 2013	$7.17	$6.21
January 2013	$7.40	$5.31
December 2012	$6.25	$5.12
November 2012	$6.40	$4.94
October 2012	$6.73	$6.16

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

On September 23, 2011, at the Company's 2011 Annual General Meeting, the shareholders approved an increase of the Company's authorized common shares, par value $0.01, from 35,000,000 to 50,000,000. The Company currently has issued and outstanding 24,472,061 common shares.

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

Taxation of the Company's Shipping Income: In General

The Company anticipates that it will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire from time or voyage charters and the performance of services directly related thereto, which the Company refers to as "shipping income".

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

ii.	It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

•
the Company's stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which the Company refers to as the "Publicly-Traded Test"; or

•
more than 50% of the Company's stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

For the 2012 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's common shares were primarily and regularly traded on the NASDAQ Global Select Market.

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

Dividends paid on common shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the common shares are listed); (2) the Company is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which the Company does not believe it is, has been since the beginning of its 2004 taxable year, or will be); and (3) the United States Non-Corporate Holder has owned common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

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

•
at least 75% of the Company's gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by the Company during such taxable year produce, or are held for the production of, passive income.

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

Based on the Company's current operations and future projections, the Company does not believe that it is or that it has been since the beginning of its 2004 taxable year, nor does it expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on this point, the Company's belief is based principally on the position that, for purposes of determining whether the Company is a PFIC, the gross income the Company derives or is deemed to derive from the time chartering, bareboat chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, the Company believes that such income does not constitute passive income, and the assets that the Company or its wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether the Company is a PFIC.

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

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if the Company were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before the Company became a PFIC would be taxed as ordinary income; and

•
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

•
the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States (and, if the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-United States Holder in the United States); or

•	the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

•	fails to provide an accurate tax payer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the tax payer's income tax liability by filing a refund claim with the IRS.

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

The Company's borrowings as of December 31, 2012 of $111.7 million, compared to $153.7 million as of December 31, 2011, bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $1.1 million per year as of December 31, 2012. The fair value of the loan facility at December 31, 2012 was equal to the carrying amount of the facility at the same date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of Company's management and directors; and

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2012. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2012.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2012 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2012 and 2011 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2012	2011
Audit Fees (a)	343	401
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	343	401

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2012 were approved by the Board pursuant to the pre-approval policy.

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

Executive Sessions. NASDAQ requires that non-management directors meet regularly in executive sessions without management.  As permitted under Bermuda law and our bye-laws, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Audit Committee.  NASDAQ requires, among other things, that a listed U.S company have an audit committee with a minimum of three independent members.  As permitted under Bermuda law and our bye-laws, our audit committee consists of two members which currently meets the NASDAQ independence requirements.

Nominating/Corporate Governance Committee.  NASDAQ requires that a listed U.S. company have a nominating/corporate governance committee composed solely of independent directors.  As permitted under Bermuda law and our bye-laws, we do not currently have a nominating or corporate governance committee.  Our Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Compensation Committee.  NASDAQ requires that a listed U.S. company have a compensation committee composed solely of independent directors.  As permitted under Bermuda law and our bye-laws, compensation of executive officers is not required to be determined by a committee composed of independent members.

Related Party Transactions.  NASDAQ requires that a listed U.S. company conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's audit committee or another independent body of the board of directors.  As permitted under Bermuda law and our bye-laws, our directors are not prohibited from being a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, provided that the director makes proper disclosure of same as required by our bye-laws and Bermuda law.

Proxy Materials.  NASDAQ requires that a listed U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to NASDAQ.  As permitted under Bermuda law and our bye-laws, we do not currently solicit proxies or provide proxy materials to NASDAQ.  Our bye-laws also require that we notify our shareholders of meetings no less than 5 days before the meeting.

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-19 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

4.1	2010 Equity Incentive Plan (2)

4.4	Amended and Restated General Management Agreement entered into between the Company and ICB Shipping (Bermuda) Limited (3)

4.5	Dry bulk Commercial Management Agreement entered into between the Company and Golden Ocean Management Limited (3)

4.6	Supplemental Agreement to Dry bulk Commercial Management Agreement (Golden Zhejiang joins as party) (3)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.	INS XBRL Instance Document (4)

101.	SCH XBRL Taxonomy Extension Schema (4)

101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase (4)

101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase (4)

101.	LAB XBRL Taxonomy Extension Schema Label Linkbase (4)

101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase (4)

(1)	Incorporated by reference to Exhibit No. 4.1 in the Company's Registration Statement on Form F-1, filed December 13, 1996.

(2)	Incorporated by reference to Exhibit No. 2 of the Company's Report on Form 6-K filed September 27, 2010.

(3)	Incorporated by reference to the Company's Annual Report on Form 20-F for the year ended December 31, 2010, filed on March 18, 2011.

(4)
Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

KNIGHTSBRIDGE TANKERS LIMITED

/s/ Inger M. Klemp
Inger M. Klemp
Chief Financial Officer and Principal Financial Officer
Dated:  April 15, 2013

Consolidated Financial Statements of Knightsbridge Tankers Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Knightsbridge Tankers Limited.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and changes in equity present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Knightsbridge Tankers Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 15, 2013

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except per share data)

	2012	2011	2010
Operating revenues
Time charter revenues	35,046	55,497	40,825
Voyage charter revenues	2,269	—	—
Total operating revenues	37,315	55,497	40,825
Operating expenses
Voyage expenses and commission	4,323	2,020	1,151
Ship operating expenses	7,608	7,830	5,211
Administrative expenses	4,259	3,528	3,018
Depreciation	11,117	11,079	7,887
Total operating expenses	27,307	24,457	17,267
Net operating income	10,008	31,040	23,558
Other income (expenses)
Interest income	106	36	46
Interest expense	(3,765)	(3,529)	(2,880)
Other financial items	(467)	(489)	(579)
Net other expenses	(4,126)	(3,982)	(3,413)
Net income from continuing operations	5,882	27,058	20,145
Net (loss) income from discontinued operations	(59,311)	5,594	18,412
Net (loss) income	(53,429)	32,652	38,557

Per share information:
Earnings per share from continuing operations: basic	$0.24	$1.11	$1.05
Earnings per share from continuing operations: diluted	$0.24	$1.10	$1.05
(Loss) earnings per share from discontinued operations: basic	$(2.43)	$0.23	$0.97
(Loss) earnings per share from discontinued operations : diluted	$(2.41)	$0.23	$0.97
(Loss) earnings per share: basic	$(2.19)	$1.34	$2.02
(Loss) earnings per share: diluted	$(2.17)	$1.33	$2.02
Cash distributions per share declared	$1.20	$2.00	$1.70

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2012 and 2011
(in thousands of $)

	2012	2011
ASSETS
Current assets
Cash and cash equivalents	79,259	46,848
Trade accounts receivable, net	2,102	7,721
Other receivables	2,691	3,674
Inventories	1,181	3,791
Voyage in progress	—	931
Prepaid expenses and accrued income	616	3,413
Total current assets	85,849	66,378
Restricted cash	15,000	15,000
Vessels, net	273,826	436,273
Vessel held for sale	21,523	—
Deferred charges	1,222	2,110
Other long term assets	—	1,458
Total assets	397,420	521,219

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	4,700	3,600
Related party payables	—	319
Trade accounts payable	1,277	2,056
Accrued expenses	2,501	4,514
Deferred charter revenue	3,020	658
Total current liabilities	11,498	11,147
Long-term liabilities
Long-term debt	106,978	150,140
Deferred charter revenue	1,250	—
Total liabilities	119,726	161,287
Commitments and contingencies
Equity
Share capital (24,437,000 shares outstanding, par value $0.01, 2011: 24,425,699)	244	244
Additional paid in capital	131,766	131,256
Contributed capital surplus	149,700	179,019
Retained (deficit) earnings	(4,016)	49,413
Total equity	277,694	359,932
Total liabilities and equity	397,420	521,219

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010
(in thousands of $)

	2012	2011	2010
Net (loss) income	(53,429)	32,652	38,557
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	20,485	22,759	19,567
Amortization of deferred charges	879	599	652
Net loss on sale of vessels	13,088	—	—
Impairment loss on vessels	41,597	—	—
Amortization of time charter contract value	2,303	845	152
Restricted stock unit expense	906	230	—
Provision for doubtful accounts	10,155	1,700	—
Changes in operating assets and liabilities:
Trade accounts receivable	(4,536)	(7,413)	2,428
Related party balances	(319)	388	(69)
Other receivables	983	(2,485)	(527)
Inventories, net of disposals	1,535	(2,299)	1,675
Voyages in progress	931	(931)	2,679
Prepaid expenses and accrued income	1,952	(1,955)	(197)
Trade accounts payable	(943)	(1,811)	202
Accrued expenses	(2,400)	1,000	(2,522)
Deferred charter revenue	3,612	(672)	(126)
Net cash provided by operating activities	36,799	42,607	62,471
Investing activities
Changes in restricted cash	—	—	(5,000)
Additions to newbuildings	—	—	(3,600)
Purchase of vessels	—	—	(94,000)
Proceeds from sale of vessels	66,993	—	—
Net cash provided by (used) in investing activities	66,993	—	(102,600)
Financing activities
Proceeds from long-term debt	—	—	205,740
Repayment of long-term debt	(42,062)	(3,600)	(168,880)
Debt fees paid	—	(79)	(2,061)
Net proceeds from share issuance	—	—	87,602
Distributions to shareholders	(29,319)	(48,851)	(33,465)
Net cash (used in) provided by financing activities	(71,381)	(52,530)	88,936
Net increase (decrease) in cash and cash equivalents	32,411	(9,923)	48,807
Cash and cash equivalents at beginning of year	46,848	56,771	7,964
Cash and cash equivalents at end of year	79,259	46,848	56,771

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	4,477	4,287	3,598

Details of non-cash investing and financing activities in the year ended December 31, 2010 are given in Note 24.

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2012, 2011 and 2010
(in thousands of $, except number of shares)

	2012	2011	2010
Number of shares outstanding
Balance at beginning of year	24,425,699	24,425,699	17,100,000
Shares issued	11,301	—	7,325,699
Balance at end of year	24,437,000	24,425,699	24,425,699

Share capital
Balance at beginning of year	244	244	171
Shares issued	—	—	73
Balance at end of year	244	244	244

Additional paid in capital
Balance at beginning of year	131,256	131,026	—
Shares issued	—	—	131,026
Restricted stock unit expense	510	230	—
Balance at end of year	131,766	131,256	131,026

Contributed capital surplus
Balance at beginning of year	179,019	179,019	179,019
Distributions to shareholders	(29,319)	—	—
Balance at end of year	149,700	179,019	179,019

Retained (deficit) earnings
Balance at beginning of year	49,413	65,612	60,520
Net (loss) income	(53,429)	32,652	38,557
Distributions to shareholders	—	(48,851)	(33,465)
Balance at end of year	(4,016)	49,413	65,612
Total equity	277,694	359,932	375,901

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

Effective July 1, 2011, the daily gross hire rate per the Golden Zhejiang time charter was reduced from $29,900 to $19,900 for a period of one year and the amount of lost revenues resulting from this reduction of $3.66 million were expected to be recovered in the period from July 1, 2012 to September 2, 2014 in accordance with a signed charter party amendment, by payment of an additional charter hire amount of $4,581 per day in addition to the $29,900 per day. As such, there was no change in the total expected charter hire or the total expected charter hire divided by the number of days remaining. The Company did not believe that the reduction and deferral of charter hire had an impact on the fixed and determinable criteria for revenue recognition as the changes were documented in a signed agreement and there were no change to the period over which payments were made, which remains as the period the vessel is being used. Accordingly, the Company accounted for the change in the charter agreement by amortizing the total expected charter hire payments on a straight line basis from July 1, 2011 over the remaining period of the charter party. In July 2012, the charterer of the Golden Zhejiang, Hong Xiang Shipping Holding (Hong Kong) Co Limited, redelivered the vessel before the final maturity of the charter, and the vessel operated in the spot market until September 2012.

Following the sale of three VLCCs during 2012, the Company owns four Capesize dry bulk vessels and one VLCC. Each of the Capesize dry bulk vessels were operating on time charters as of December 31, 2012: (i) on time charter that expired in January 2013 and the vessel then commenced a time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate: (ii) on time charter until August 2014 at a rate of $46,412 per day less 2.5% commission. The rate was reduced from $52,670 in March 2012 after renegotiations with the charterer: (iii) on time charter until April 2013 earning a rate of $7,350 per day less 6.5% commission: and (iv) on time charter until October 2013 earning a rate of $9,500 per day less 6.25% commission. The VLCC was unfixed as of December 31, 2012 and was being marketed for sale.

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

Amounts included in the consolidated statement of operations for the years ended December 31, 2011 and 2010 have been reclassified in order to conform to the 2012 presentation resulting from discontinued operations.

The change in trade accounts receivable, net in the consolidated statement of cash flows for the year ended December 31, 2011 has been expanded to present the change in the provision for doubtful accounts in order to conform to the 2012 presentation.

The Company has revised the classification of its restricted cash balance of $15.0 million as of December 31, 2011 to appropriately present this balance as a non current asset, with a corresponding decrease in total current assets of the same amount. Such revision, in the opinion of management, is not material to the prior period financial statements.

Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC meets the criteria for held for sale at December 31, 2012.

Vessel held for sale
The Company records a vessel as held for sale when it determines that management, having the authority, commits to a plan to sell the vessel, which is available for immediate sale in its present condition, the vessel is being marketed for sale at a price that is reasonable in relation to its fair value, it is unlikely that there will be significant changes in the plan and a sale is expected within one year.

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

Leases
The charters for the Company's vessels are classified as operating leases for all periods presented.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash is the minimum balance that must be maintained at all times in accordance with our loan agreements with DnB and Nordea.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against income when that determination is made.

Inventories
Inventories, which are comprised principally of fuel and lubricating oils, are stated at the lower of cost and market value. Cost is determined on a first-in, first-out basis.

Vessels and depreciation

Vessels are stated at cost less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub continent and Bangladesh). Residual values are reviewed annually.

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

The fair value of an equity instrument issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date at which either (i) a commitment for performance by the counterparty has been reached; or (ii) the counterparty's performance is complete. This criterion is not considered to be met in the absence of considerable evidence, and liability accounting is applied with a re-measurement at each period end date. The Company has obtained a right to receive future services in exchange for unvested, forfeitable equity instruments, and the fair value of the equity instruments does not create equity until the future services are received (i.e. the instruments are not considered issued until they vest).

Other comprehensive income
The Company has no other comprehensive income.

3.  NEWLY ISSUED ACCOUNTING STANDARDS

ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. Many of the changes here are clarifications of existing guidance or wording changes to align with IFRS 13. The new measurement guidance did not have an impact on the Company's consolidated financial statements and the new disclosure requirements are in Note 16 "Financial Instruments".

ASU 2011-08, Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment. This ASU gives an entity the option in its annual goodwill impairment test to first assess revised qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. There is no impact on the Company as a result of this guidance.

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. Its adoption is not expected to have a material impact on the Company's disclosures.

ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income. This ASU seeks to improve the reporting of reclassifications out of accumulated other comprehensive income. An entity is required to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S GAAP that provide additional detail about those amounts. The requirement of this update is to ensure that this information is presented in one place, rather than in different places throughout the financial statements as it is currently. The guidance is effective prospectively for reporting periods beginning after December 15, 2012. This guidance does is not expected to have a material impact on the Company's consolidated financial statements.

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

5. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard for the purpose of discontinued operations as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC meets the criteria for held for sale at December 31, 2012.

In August 2012, the VLCC Hampstead was sold to an unrelated third party, but the sale was not completed due to the buyer's default, and we retained the deposit received in the amount of $2.43 million. In September 2012, the Company sold the VLCC Hampstead for net proceeds of $22.2 million and recorded a loss on sale of $12.7 million. In October 2012, the Company sold the VLCC Titan Venus for net proceeds of $19.8 million. The Company recorded an impairment loss of $14.7 million in the third quarter of 2012 with respect to this vessel and there was no gain or loss on its sale. In December 2012, the Company sold the VLCC Kensington for net proceeds of $22.5 million. The Company recorded an impairment loss of $13.5 million in the third quarter of 2012 with respect to this vessel and there was a loss on sale of $0.4 million. The Company recorded an impairment loss of $13.4 million in the third quarter of 2012 with respect to the VLCC Mayfair. This vessel is classified as held for sale at December 31, 2012.

Amounts recorded in respect of discontinued operations in each of the years ended December 31, 2012, 2011 and 2010, respectively, are as follows;

(in thousands of $)	2012	2011	2010
Carrying value of vessels disposed of in 2012	107,027	113,527	122,301
Carrying value of vessel held for sale at December 31, 2012	21,523	37,804	40,710

Per Statement of Operations;
Operating revenues	24,513	39,020	55,072
Net loss on sale of vessels	(13,088)	—	—
Impairment loss on vessels	(41,597)	—	—
Net (loss) income	(59,311)	5,594	18,412

The impairment loss of $41.6 million in the year ended December 31, 2012 relates to three VLCCs (see Note 8).The net loss on sale of vessels of $13.1 million in the year ended December 31, 2012 primarily relates to one VLCC, which was not impaired.

6.   SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company has only one reportable segment.

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company has operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of three VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations. An analysis of revenues from continuing operations is as follows:

(in thousands of $)	2012	2011	2010
Total operating revenues – dry bulk carrier market	37,315	55,497	40,825

Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.4 million, $11.6 million and $5.1 million, respectively. Revenues from six customers in the year ended December 31, 2011 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $19.2 million, $16.1 million, $14.7 million, $11.6 million, $11.6 million and $10.0 million, respectively. Revenues from three customers in the year ended December 31, 2010 each accounted for 10 percent or more of the Company's consolidation revenues from discontinued and continuing operations, in the amount of $28.0 million, $19.1 million and $14.6 million, respectively.

7.   EARNINGS PER SHARE

The computation of basic earnings per share is based on net income and the weighted average number of shares outstanding during the year. The computation of diluted earnings per share is based on net income and the weighted average number of shares outstanding to include the restricted stock units based on the treasury stock method.

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations, net (loss) income from discontinued operations and net (loss) income are as follows:

(in thousands of $)	2012	2011	2010
Net income from continuing operations	5,882	27,058	20,145
Net (loss) income from discontinued operations	(59,311)	5,594	18,412
Net (loss) income	(53,429)	32,652	38,557

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2012	2011	2010
Weighted average number of shares outstanding - basic	24,432	24,426	19,120
Impact of restricted stock units	133	152	—
Weighted average number of shares outstanding - diluted	24,565	24,578	19,120

8. IMPAIRMENT OF LONG TERM ASSETS

The Company recorded impairment losses on vessels of $41.6 million, nil and nil for the years ended December 31, 2012, 2011 and 2010 respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable. During the third quarter of 2012, three VLCCs were identified as being impaired as it was believed that the undiscounted future cash flows for each vessel were less than the carrying value and, therefore, non recoverable. The loss recorded is equal to the difference between the carrying value and estimated fair value of the vessels. Two of the vessels were sold during the fourth quarter and the remaining vessel is classified as held for sale at December 31, 2012. The impairment loss in 2012 is included in discontinued operations.

9.   LEASES

The minimum future revenues to be received on time charters, which are accounted for as operating leases as of December 31, 2012 are as follows. These minimum future revenues exclude payments that are based on market rates and indices.

(in thousands of $)
Year ending December 31,
2013	20,742
2014	11,185
2015	—
2016	—
2017	—
Thereafter	—
31,927

As of December 31, 2012, four of the Company's vessels were leased out to third parties on time charters for remaining periods ranging from less than one year to two years and are classed as operating leases.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2012 were $305.6 million and $31.8 million, respectively, and at December 31, 2011 were $569.9 million and $171.5 million, respectively.

10.   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2012 maybe summarized as follows;

(in thousands of $)	Provision for doubtful accounts
Balance at December 31, 2009	226
Additions charged to income	—
Deductions credited to income	—
Balance at December 31, 2010	226
Additions charged to income	1,700
Deductions credited to income	—
Balance at December 31, 2011	1,926
Additions charged to income	10,634
Deductions credited to income	(479)
Balance at December 31, 2012	12,081

The provision for doubtful accounts at December 31, 2012 of $12.1 million primarily relates to three charterers and all of the related charters were terminated during 2012. $7.2 million of the provision relates to the VLCCs, which are recorded as discontinued operations, and $4.9 million of the provision relates to the Capesize vessels. Refer also to Note 23.

11.   VESSELS

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2009	523,689	(179,291)	344,398
Purchase of vessels	134,201	—
Depreciation	—	(19,567)
Balance at December 31, 2010	657,890	(198,858)	459,032
Depreciation	—	(22,759)
Balance at December 31, 2011	657,890	(221,617)	436,273
Transfer to Vessel to held for sale	(74,455)	52,932
Disposal of vessels	(236,257)	157,415
Impairment loss	(41,597)	—
Depreciation	—	(20,485)
Balance at December 31, 2012	305,581	(31,755)	273,826

In 2010, the Company purchased two 2010-built Capesize dry bulk carriers with existing time charters at a cost of $134.2 million, excluding the value of the time charters.

In August 2012, the VLCC Hampstead was sold to an unrelated third party, but the sale was not completed due to the buyer's default, and we retained the deposit received in the amount of $2.43 million. In September 2012, the Company sold the VLCC Hampstead for net proceeds of $22.2 million and recorded a loss on sale of $12.7 million. In October 2012, the Company sold the VLCC Titan Venus for net proceeds of $19.8 million. The Company recorded an impairment loss of $14.7 million in the third quarter of 2012 with respect to this vessel and there was no gain or loss on its sale. In December 2012, the Company sold the VLCC Kensington for net proceeds of $22.5 million. The Company recorded an impairment loss of $13.5 million in the third quarter of 2012 with respect to this vessel and there was a loss on sale of $0.4 million. The Company recorded an impairment loss of $13.4 million in the third quarter of 2012 with respect to the VLCC Mayfair. This vessel is classified as held for sale at December 31, 2012.

At December 31, 2012, the Company owned four Capesize and one VLCC, which was classified as Vessel held for sale.

Total depreciation expense was $20.5 million, $22.8 million and $19.6 million in the years ended December 31, 2012, 2011 and 2010, respectively. These amounts include depreciation for the VLCCs of $9.4 million, $11.7 million and $11.7 million in the years ended December 31, 2012, 2011 and 2010, respectively, which are recorded in discontinued operations.

12.   VESSEL HELD FOR SALE

The balance at December 31, 2012 represents the VLCC Mayfair.

13.   DEFERRED CHARGES

(in thousands of $)	2012	2011
Capitalized financing fees and expenses	3,405	3,414
Accumulated amortization	(2,183)	(1,304)
	1,222	2,110

During the years ended December 31, 2012, 2011 and 2010, $0.3 million, $0.0 million and $0.0 million, respectively, was charged against income as a result of early loan repayments.

14.   OTHER LONG TERM ASSETS

The balance at December 31, 2011, represents the unamortized portion of the time charter taken over upon the acquisition of the Golden Zhejiang, which was being amortized over the period of the time charter on a straight line basis. This balance was charged against income in the year ended December 31, 2012 as a result of the termination of the charter in July 2012.

15.   ACCRUED EXPENSES

(in thousands of $)	2012	2011
Voyage expenses	117	2,315
Ship operating expenses	1,090	1,329
Administrative expenses	981	295
Interest expense	313	575
	2,501	4,514

16.   DEFERRED CHARTER REVENUE

In March 2012, the Company agreed an amendment to the time charter for the Capesize vessel Belgravia whereby $5.0 million was paid in advance by the charterer and $95,000 was to be deducted by the charterer from each future hire payment, which are each payable 15 days in advance, until $5.7 million was deducted in total. The Company accounted for this by calculating the total expected charter hire payments at the date of change and recording this expected revenue over the remaining term of the charter party to August 2014 on a straight line basis. The $5.0 million prepayment was recorded as a liability and is being amortized over the remaining term of the charter party on a straight line basis. As of December 31, 2012, $2.0 million (2011: nil) and $1.3 million (2011: nil) are recorded in short term and long term liabilities, respectively, in respect of the unamortized balance of the $5.0 million prepayment. As of December 31, 2012, $1.0 million (2011:$0.7 million) is recorded in short term liabilities in respect of income received in advance on other charters.

17.   DEBT

(in thousands of $)	2012	2011
U.S. dollar denominated floating rate debt:
-$58.24 Million Loan	12,392	53,740
-$175 Million Loan	99,286	100,000
Total debt	111,678	153,740
Less: current portion	(4,700)	(3,600)
	106,978	150,140

The average interest rate for the floating rate debt was 2.93% for the year ended December 31, 2012 and 2.76% for the year ended December 31, 2011.

$140 Million Loan
In March 2004, the Company refinanced a prior debt facility with a $140.0 million credit facility in the form of five tranches of $28.0 million, each in respect of a VLCC in the fleet at the time (including all VLCC vessels in the current fleet). one tranche was repaid upon the sale of the related vessel in 2007. The credit facility was secured by, among other things, a mortgage on each VLCC and an assignment of any charter in respect of that VLCC. The facility was repayable over seven years. The credit facility bore interest at LIBOR plus a margin was repaid in full in July 2010.

$60 Million Loan
In August 2009, the Company entered into a four year term loan facility agreement consisting of two tranches of $30.0 million each. In August 2009, the Company drew down $30.0 million and in October 2009, the Company drew down the second tranche of $30.0 million. The loans were secured by, among other things, a mortgage on two Capesize vessels and an assignment of any charters in respect to those vessels. The $60 Million Loan bore interest at LIBOR plus a margin and was repaid in in full December 2010.

$105 Million Loan ($60 Million Loan extension)
In July 2010, the $60 million Loan was increased and extended to $105 million. The Company drew down $47.5 million and the $105 million facility was repaid in full in December 2010.

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of each VLCC in the fleet. Repayments are made on a quarterly basis with a balloon payment at the final maturity date in June 2015. As of December 31, 2012, the outstanding balance was $12.4 million as a result of loan repayments of $41.3 million due to the sale of three VLCCs. The loan bears interest at LIBOR plus a margin. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The remaining outstanding balance on this facility has been repaid in the second quarter of 2013 upon the sale of the VLCC Mayfair.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of each Capesize vessel and a revolving debt facility of $75 million. The loan is repayable in May 2015. As of December 31, 2012, the outstanding balance was $99.3 million. The loan bears interest at LIBOR plus a margin. The revolving debt facility of $75 million was available for vessel acquisitions but undrawn at December 31, 2012. The loan is secured by, among other things, a first priority mortgage on the applicable vessel.

The Company's loan agreements contain loan-to-value clauses, which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements include certain financial covenants including the requirement to maintain a certain level of free cash and failure to comply with any of the covenants in the loan agreements could result in a default under those agreements and under other agreements containing cross-default provisions. The Company was in compliance with all of the financial and other covenants contained in the Company's loan agreements as of December 31, 2012.

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

The outstanding debt as of December 31, 2012 is repayable as follows:

(in thousands of $)
Year ending December 31,
2013	4,700
2014	890
2015	106,088
2016	—
2017	—
Thereafter	—
111,678

18.  SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2012	2011
50 million common shares of $0.01 each	500	500

Issued and fully paid share capital:
(in thousands of $ except per share amount)	2012	2011
24,437,000 common shares of $0.01 par value (2011: 24,425,699 shares)	244	244

In May 2012, 11,301 common shares were issued as partial settlement of the first tranche of the RSUs granted in December 2010, which vested in December 2011.

19.   RESTRICTED STOCK UNITS

In September 2010, the Board of Directors approved the adoption of an Equity Incentive Plan (the "Plan") and reserved 800,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to directors, officers, employees of the Company and its subsidiaries, affiliates, consultants and service providers. The RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

Payment upon vesting of RSUs may be in cash, in shares of common stock or a combination of both as determined by the Board of Directors. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'cash distribution equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2012, 2011 and 2010:

	Number of units
	Directors	Management companies	Total	Fair value
Granted	29,571	29,572	59,143	$22.23
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25

The RSU expense for the years ended December 31, 2012, 2011 and 2010 was $1 million, $0.2 million and $0.0 million respectively.

In May 2012, the Company issued 11,301 common shares and paid $159,763 to members of the Board of Directors and to the General Manager and the Dry bulk Manager in settlement of the first tranche of the RSUs granted in December 2010, which vested on December 29, 2011.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board of Directors and to the General Manger and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, that vested on December 29, 2012.

On January 24, 2013, the Board of Directors granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

These settlements represents 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

20.   FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2012, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2012 and 2011 are as follows:

	2012	2012	2011	2011
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	79,259	79,259	46,848	46,848
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	111,678	111,678	153,740	153,740

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company recorded an impairment loss of $41.6 million in 2012 in respect of three VLCCs. Two of these vessels were sold during 2012 and the third was classified as 'held for sale' at December 31, 2012. This vessel was measured at an estimated fair value of $21.5 million at December 31, 2012, which was determined using level two inputs being the average of three broker values for a vessel of a similar age and type to be sold as a trading vessel less estimated selling costs. The sale of this vessel as a trading vessel was considered the principal market as of December 31, 2012.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

21.   RELATED PARTY TRANSACTIONS

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

In March 2012, Golden Ocean sold its entire holding of shares in the Company and Golden Ocean is no longer considered to be a related party.

22.   MANAGEMENT OF COMPANY

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

23.   COMMITMENTS AND CONTINGENCIES

The General Manager insures the legal liability risks for the Company's shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. The Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

The Company has claims for unpaid charter hire owed by (i) Hong Xiang with respect to its time charter of the the Golden Zhejiang, (ii) Sanko with respect to its time charter of the Battersea, and (iii) Titan Petrochemicals Limited with respect to its bare boat charters of the Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $76 million. The Company is unable to predict the outcome of these cases at this time.

Except as described above, to the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated.

24.   SUPPLEMENTAL INFORMATION

There were no non-cash investing and financing activities in the years ended December 31, 2012 and 2011.

In July and October 2010, the Company purchased two 2010-built Capesize dry bulk carriers, Golden Future and Golden Zhejiang, from Golden Ocean. Golden Future was purchased for $47.0 million in cash and 1,464,515 shares worth $25.0 million. Golden Zhejiang was purchased for $47.0 million in cash and 973,684 shares worth $18.5 million.

25.   SUBSEQUENT EVENTS

On January 4, 2013, the Golden Future was redelivered from its time charter. The vessel then commenced a time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board of Directors and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2012 and December 2011, respectively, that vested on December 29, 2012. No amounts have been recorded in 2012 as the terms of settlement were not agreed as of December 31, 2012.

On January 24, 2013, the Board of Directors granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

On February 5, 2013, the Board of Directors declared a cash distribution of $0.175 per share. The record date was February 20, 2013, the ex cash distribution was February 15, 2013 and the cash distribution was paid on March 6, 2013.

In March 2013, the Company agreed the sale of its final VLCC (the Mayfair) for scrap with expected delivery in the second quarter of 2013. The Company expects to record a loss of approximately $5.3 million in the first quarter of 2013.

In March 2013, the Company concluded two newbuilding contracts for 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation ("JMU") in Japan. The design provided by JMU represents the next generation Capesize bulk carriers with the latest technology available in order to secure fuel efficiency. The vessels are expected to be delivered to us during 2015. As of the date of this annual report, we have paid $15.4 million in installments and have purchase commitments of $87.0 million relating to our two Capesize newbuilding contracts with expected payments of $5.1 million and $81.9 million in 2014 and 2015, respectively.