Form 20-F
period 2013-12-31
KNIGHTSBRIDGE TANKERS LTD
filed 2014-03-06
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2013
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

30,472,061 Common Shares, Par Value $0.01 Per Share

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

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of the Company with respect to the fiscal years ended December 31, 2013, 2012 and 2011, and the selected balance sheet data of the Company as of December 31, 2013 and 2012, have been derived from the Company's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2010 and 2009, and the selected balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from consolidated financial statements of the Company not included herein. The following table should also be read in conjunction with Item 5. "Operating and Financial Review and Prospects" and the Company's consolidated financial statements and notes thereto included herein. The Company's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2013	2012	2011	2010	2009
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	37,546	37,315	55,497	40,825	8,480
Total operating expenses	30,722	27,307	24,457	17,267	4,974
Net operating income	6,824	10,008	31,040	23,558	3,506
Net income from continuing operations	3,530	5,882	27,058	20,145	2,576
Net (loss) income from discontinued operations (1)	(7,433)	(59,311)	5,594	18,412	19,104
Net (loss) income	(3,903)	(53,429)	32,652	38,557	21,680
Earnings per share from continuing operations: basic	0.14	0.24	1.11	1.05	0.15
Earnings per share from continuing operations: diluted	0.14	0.24	1.10	1.05	0.15
(Loss) earnings per share from discontinued operations: basic	(0.29)	(2.43)	0.23	0.97	1.12
(Loss) earnings per share from discontinued operations: diluted	(0.29)	(2.41)	0.23	0.97	1.12
(Loss) earnings per share: basic	(0.15)	(2.19)	1.34	2.02	1.27
(Loss) earnings per share: diluted	(0.15)	(2.17)	1.33	2.02	1.27
Cash distributions per share declared	0.70	1.20	2.00	1.70	0.25

Balance Sheet Data (at end of year):
Cash and cash equivalents	98,250	79,259	46,848	56,771	7,964
Restricted cash	15,000	15,000	15,000	15,000	10,000
Newbuildings	26,706	—	—	—	—
Vessels, net	262,747	273,826	436,273	459,032	344,399
Total assets	409,858	397,420	521,219	541,953	374,946
Current portion of long-term debt	—	4,700	3,600	3,600	13,960
Long-term debt	95,000	106,978	150,140	153,740	106,520
Share capital	305	244	244	244	171
Total equity	307,441	277,694	359,932	375,901	239,710
Common shares outstanding	30,472,061	24,437,000	24,425,699	24,425,699	17,100,000
Other Financial Data:
Equity to assets ratio (percentage) (2)	75.0%	69.9%	69.1%	69.4%	63.9%
Debt to equity ratio (3)	0.3	0.4	0.4	0.4	0.5
Price earnings ratio (4)	(61.3)	(2.4)	10.2	11.0	10.4
Time charter equivalent revenue (5)	30,737	32,992	53,477	39,674	8,330

(1)
The Company classified its only remaining VLCC as 'held for sale' as of December 31, 2012 and this vessel was sold during 2013. The operations of the Company's VLCCs have been recorded as discontinued operations in all periods shown above.

(2)	Equity to assets ratio is calculated as total equity divided by total assets.

(3)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(4)	Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share.

(5)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2013	2012	2011	2010	2009
(in thousands of $)
Total operating revenues	37,546	37,315	55,497	40,825	8,480
Less: Voyage expense	(6,809)	(4,323)	(2,020)	(1,151)	(150)
Time charter equivalent revenue	30,737	32,992	53,477	39,674	8,330

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

The abrupt and dramatic downturn in the dry bulk charter market, from which we derive our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and remained volatile since, reaching a low of 772 and a high of 4,661 during 2009, a low of 1,700 and a high of 4,209 during 2010, and continued to decline in 2011 and 2012, reaching lows of 1,043 and 647, respectively. The high and low in 2013 were 4,329 and 1,209, respectively, and the high and low for 2014 as of February 28 were 3,733 and 1,513, respectively.

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

We currently do not own or operate any tanker vessels but have owned such vessels in the past and our current strategy is to invest in drybulk and tanker tonnage. Historically, the tanker industry has been highly cyclical, with volatility in profitability, charter rates and asset values resulting from changes in the supply of, and demand for, tanker capacity. After reaching highs during the summer of 2008, charter rates for crude oil carriers fell dramatically during the global financial crisis and current rates continue to remain at relatively low levels compared to the rates achieved in the years preceding the global financial crisis. Fluctuations in charter rates and tanker values result from changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. These factors may adversely affect the rates payable and the amounts we receive in respect of our vessels. Our ability to re-charter our vessels on the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, economic conditions in the tanker market and we cannot guarantee that any renewal or replacement charters we enter into will be sufficient to allow us to operate our vessels profitably.

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

The factors affecting the supply and demand for tankers have been volatile and are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable, including those discussed above. While market conditions have improved, continued volatility may cause reduced demand for transportation of oil over longer distances and increase supply of tankers to carry that oil, which may have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay cash distributions.

The international tanker industry has experienced volatile charter rates and vessel values and there can be no assurance that these charter rates and vessel values will return to their previous levels.

Charter rates in the tanker industry are volatile. We anticipate that future demand for our vessels, and in turn our future charter rates, will be dependent upon economic growth in the world's economies, as well as seasonal and regional changes in demand and changes in the capacity of the world's fleet. We believe that the relatively high charter rates that were paid prior to 2008 were the result of economic growth in the world economy that exceeded growth in global vessel capacity. Since 2008, charter rates have been volatile and there can be no assurance that economic growth will not stagnate or decline leading to a decrease in vessel values and charter rates. A decline in vessel values and charter rates would have an adverse effect on our business, financial condition, results of operations and ability to pay cash distributions.

Any decrease in shipments of crude oil may adversely affect our financial performance.

The demand for oil tankers is derived primarily from demand for Arabian Gulf, West African, North Sea and Caribbean crude oil, which, in turn, primarily depends on the economies of the world's industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world's industrial economies and their demand for crude oil from the mentioned geographical areas. Any decrease in shipments of crude oil from the above mentioned geographical areas would have a material adverse effect on our financial performance. Among the factors which could lead to such a decrease are:

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

In addition, continuing volatile economic conditions affecting the United States and world economies may result in reduced consumption of oil products and a decreased demand for our vessels and lower charter rates, which could have a material adverse effect on our earnings and our ability to pay cash distributions.

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

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. In addition, the world economy continues to face a number of challenges, including the recent turmoil and hostilities in the Middle East, North Africa and other geographic areas and countries and continuing economic weakness in the U.S. and the European Union. There has historically been a strong link between the development of the world economy and demand for energy, including oil and gas. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for oil and gas and for our services. While market conditions have improved, continued economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline.

The economies of the United States, the European Union and other parts of the world continue to experience relatively slow growth and exhibit weak economic trends. Over the past five years, the credit markets in the United States and Europe have experienced significant contraction, deleveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remain at low levels compared to the period proceeding 2008.

The continued economic slowdown in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2013, is estimated to remain around 7.7%, approximately the same growth rate as for the year ended December 31, 2012, remaining below pre-2008 levels. China has imposed measures to restrain lending, which may further contribute to a slowdown in its economic growth. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, in particular in Cyprus, Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was established on September 27, 2012 to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. As of the end of 2013, financial assistance disbursements under the ESM and the EFSF were being made to Greece, Portugal and Cyprus, with Ireland and Spain exiting the EFSF in December 2013. Despite these assistance measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since 2007, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks result in regions in which our vessels are deployed being characterized by insurers as "war risk" zones by insurers or Joint War Committee "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay cash distributions and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

World events could affect our results of operations and financial condition.

Continuing conflicts and recent developments in North Korea, the Middle East, including Egypt and Syria, and North Africa, including Libya, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay cash distributions.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our Ordinary Shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2013. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014.

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

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, the U.S. Clean Air Act, the U.S. Clean Water Act, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of

1969, generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage, the IMO International Convention for the Prevention of Pollution from Ships of 1973, generally referred to as MARPOL, the IMO International Convention for the Safety of Life at Sea of 1974, generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966 and the U.S. Maritime Transportation Security Act of 2002. Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations, financial conditions and ability to pay cash distributions by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. Additionally, we cannot predict the cost of compliance with any new regulations that may be promulgated as a result of the 2010 BP plc Deepwater Horizon oil spill in the Gulf of Mexico. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

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

When we enter into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. One of our four Capesize vessels is currently on a fixed time charter expiring in August 2014 and two of our vessels are on index-linked time charter contracts expiring in November 2014 and January 2015. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. As described in "Item 4. Information on the Company-B. Business Overview", in 2012, we agreed to reduce the daily hire rate with respect to the Belgravia and the charterers of the Golden Zhejiang and Battersea defaulted on their charters and redelivered the vessels prior to the expiration of the charters. In December 2013, we received $756,000 from Sanko Steamship Co., Ltd., or Sanko, as a partial settlement with respect to unpaid charter hire and claims of the Battersea. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into various contracts, including charterparties with our customers, loan agreements with our lenders and vessel management and other agreements with our General Manager and our Dry bulk Manager, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. We have entered into newbuilding contracts with Japan Marine United Corporation in Japan, or JMU, for two Capesize bulk carriers, expected to be delivered in 2015. We have entered into newbuilding contracts with Daehan Shipbuilding Co., Ltd, or Daehan, in the Republic of Korea, for two Capesize bulk carriers, which are also expected to be delivered in 2015. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

As of the date of this annual report, we have purchase commitments of $185.5 million relating to our four Capesize newbuilding contracts with expected payments of $24.4 million and $161.1 million in 2014 and 2015, respectively. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. If such financing is not available when our capital commitments are due, we may be unable to meet such obligations and finance our other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction, which amounted to an aggregate of $26.3 million (excluding capitalized interest and newbuilding supervision costs) as of the date of this annual report, and we may incur additional costs and liability to the shipyard under the construction contracts.

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

The volatility in dry bulk charter rates, and vessel values, may affect our ability to comply with various covenants in our loan agreement.

Our loan agreement for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, and (iii) a positive working capital. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

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

One of our four Capesize vessels is currently on a fixed time charter expiring in August 2014 and two of our vessels are on index-linked time charter contracts expiring in November 2014 and January 2015. Although our time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay cash distributions.

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

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares. During the year ended December 31, 2013, we recorded an impairment loss of $5.3 million related to the VLCC Mayfair. During the year ended December 31, 2012, we recorded an impairment loss of $41.6 million related to the VLCCs Titan Venus (ex Camden) ($14.7 million), the Kensington ($13.5 million) and the Mayfair ($13.4 million).

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

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the tanker sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

One of our directors is affiliated with Golden Ocean Group Limited, which could result in conflicts of interest that may not be resolved in our favor.

Mr. Herman Billung, a member of our board of directors, or our Board, also serves as the Chief Executive Officer of Golden Ocean Management AS, a wholly-owned subsidiary of Golden Ocean Group Limited, or Golden Ocean. Another subsidiary of Golden Ocean provides commercial management services for our dry bulk carriers, and we have also purchased two vessels from Golden Ocean. To the extent that we do business with Golden Ocean or Golden Ocean competes with us for business opportunities, prospects or financial resources, or participates in ventures in which we may participate, Mr. Billung may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us and Golden Ocean. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

Incurrence of expenses or liabilities may reduce or eliminate distributions.

Our policy is to make distributions to shareholders based on earnings and cash flow. The amount and timing of cash distributions will depend on our earnings, financial condition, cash position, Bermuda law affecting the payment of distributions and other factors. However, we could incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as cash distributions. In addition, the declaration and payment of cash distributions is subject at all times to the discretion of our Board. We cannot assure you that we will pay cash distributions.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. The age of our dry bulk carrier fleet is approximately four years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental regulations, safety or other equipment standards related to the age of vessels, may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which our vessels may engage. As our vessels age, market conditions might not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives.

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

Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended, or the Code (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares. Please see the section entitled "Taxation-United States Federal Income Tax Considerations-Passive Foreign Investment Company Status and Significant Tax Consequences". below for a more comprehensive discussion of the United States federal income tax consequences to United States shareholders if we are treated as a PFIC.

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

In May 2007, we entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009. In July 2010, we acquired a 2010-built Capesize dry bulk carrier from Golden Ocean and in October 2010, we acquired a second 2010-built Capesize dry bulk carrier from Golden Ocean, a Bermuda company listed on the Oslo Stock Exchange. Both vessels were acquired with existing time charters.

We sold a VLCC to an unrelated third party in each of December 2007, October 2012 and December 2012 and as of December 31, 2012, we owned and operated one VLCC and four Capesize dry bulk carriers. The VLCC was being marketed for sale and was classified as 'held for sale' in the balance sheet at December 31, 2012. Following the sale of three VLCCs and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. In March 2013, we agreed to the sale of our final VLCC, the delivery of which took place in April 2013.

In March 2013, we concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers with JMU and in November 2013, we concluded newbuilding contracts for two 180,000 dwt Capesize bulk carriers with Daehan. The design of these vessels represents the next generation of Capesize bulk carriers using the latest technology available in order to secure fuel efficiency. The four vessels are expected to be delivered during 2015.

Our current fleet composition reflects our Board's view of the current market conditions. The Battersea is employed in the spot market. The Golden Zhejiang and the Golden Future are employed on index related time charter contracts with estimated expiration dates in November this year and January 2015, respectively. The Belgravia is on a time charter contract with an estimated expiration date in August 2014.

B.  BUSINESS OVERVIEW

We currently own and operate, through our subsidiaries, a fleet of four Capesize dry bulk carriers with a total carrying capacity of approximately 0.7 million dwt. Three of our vessels are currently employed on time charters. We have also concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers and two 180,000 dwt Capesize bulk carriers, which are expected to be delivered to us in 2015. The following table sets forth summary information concerning the vessels we own and operate as of the date of this annual report:

Vessel Name	Vessel Type	Size (dwt)	Year Built	Charter Type	Daily Gross Hire Rate	Earliest Redelivery Date
Belgravia	Capesize	170,500	2009	Time Charter	$46,412 (1)	August 2014

Battersea	Capesize	170,500	2009	Spot market	n/a	n/a

Golden Future	Capesize	176,000	2010	Time Charter	(2)	January 2015

Golden Zhejiang	Capesize	176,000	2010	Time Charter	(3)	November 2014

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
(2)Time charter hire is paid 15 days in advance based on an average Baltic Exchange index for the proceeding 15 day period. This charter commenced in January 2013 and was extended in January 2014.
(3)Time charter hire is paid 15 days in advance based on an average Baltic Exchange index for the proceeding 15 day period.This charter commenced in December 2013.
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

(in thousands of $)	2013	2012	2011
Total operating revenues – dry bulk carrier market	37,546	37,315	55,497

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

Our principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road in Hamilton, HM 08, Bermuda.

Strategy

Our business strategy is to operate a diversified fleet of dry bulk carriers and crude carriers with flexibility to adjust our exposure to the dry bulk and tanker markets depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk and tanker capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to grow our fleet through selective acquisitions. The current composition of our fleet and orderbook and recent disposals reflect market conditions and the Board's view on the markets.

Our goal is to generate competitive returns for our shareholders. Our cash distribution policy is to declare quarterly cash distributions to shareholders, substantially equal to or at times greater than net operational cash flow in the reporting quarter less reserves that our Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as equity offerings and additional indebtedness.

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

General Management Agreement

We are provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager. The General Manager is a wholly owned subsidiary of Frontline Ltd. (NYSE: FRO), or Frontline. The General Manager subcontracts the services provided to the Company and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement with our General Manager effective April 2, 2010, the General Manager is entitled to a management fee of $2.3 million per annum from January 1, 2010, which is subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our tanker vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of vessels. In addition, we, in our discretion, may award equity incentives to the General Manager based upon its performance. Such awards are subject to the approval of our Board. We are responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. Our Board believes that the terms of the Amended General Management Agreement are substantially similar to those that we might have obtained in arm's-length negotiations in the market. We may terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

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

Customers

Revenues from three customers in the year ended December 31, 2013 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.0 million, $5.0 million, and $4.3 million, respectively. Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.4 million, $11.6 million and $5.1 million, respectively. Revenues from six customers in the year ended December 31, 2011 each accounted for 10 percent or more of the Company's consolidation revenues from discontinued and continuing operations, in the amount of $19.2 million, $16.1 million, $14.7 million, $11.6 million, $11.6 million and $10.0 million respectively.

Competition

The market for international seaborne crude oil and dry bulk transportation services is highly fragmented and competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship-owner fleets while seaborne dry bulk transportation services are generally provided by independent ship-owner fleets. In addition, many owners and operators in each of the tanker and dry bulk industries pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use those vessels not only to transport their own crude oil but also to transport crude oil for third party end-users in direct competition with independent owners and operators in the tanker charter market. Competition for charters in the tanker and dry bulk markets is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17.088 million per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,000 for any non-tank vessel, respectively.  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. This permit focuses on authorizing discharges incidental to operations of commercial vessels and the new permit is also expected to contain numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

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

International Labor Organization

The International Labour Organization (ILO) is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006 (MLC 2006). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 will enter into force one year after 30 countries with a minimum of 33% of the world's tonnage have ratified it. On August 20, 2012, the required number of countries met and MLC 2006 entered into force on August 20, 2013. The ratification of MLC 2006 will require us to develop new procedures to ensure full compliance with its requirements.

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

Please see the discussion in Item 3B. above for a description of environmental regulations that may affect our utilization of the vessels. We have also concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers and newbuilding contracts for two 180,000 dwt Capesize bulk carriers. The four vessels are expected to be delivered to us during 2015. Other than its interests in the vessels and newbuilding contracts, the Company has no interest in any other property.

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

In May 2007, the Company entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt, with Daehan. Both of the vessels commenced five-year time charters following their delivery to us in August and October 2009. In July 2010, we acquired a 2010-built Capesize dry bulk carrier from Golden Ocean and in October 2010, we acquired a second 2010-built Capesize dry bulk carrier from Golden Ocean. Both vessels were acquired with existing time charters.

In December 2007, we sold a VLCC to an unrelated third party for net proceeds of $99.0 million.

In December 2011, an agreement was reached with Frontline,  the charterer of Hampstead, to reduce the daily charter rate from $37,750 to $27,050 from January 1, 2012 until April 22, 2012, the date when the vessel was re-delivered to us from its time charterer. During this period, the charterer was obligated to compensate us for any daily vessel earnings above $27,050 up to and including $37,750. There was no compensation above the daily gross hire rate for the first quarter of 2012. In August 2012, the vessel was contracted to be sold to an unrelated third party, but the sale was not completed due to the buyer's default, and we retained the deposit received in the amount of $2.43 million. In September 2012, the VLCC Hampstead was sold to an unrelated third party, for net proceeds of $22.2 million.

In July 2012, Hong Xiang, the charterer of the Golden Zhejiang, redelivered the vessel before final maturity of the charter. Also in July 2012, Sanko, the charterer of the Battersea, redelivered the vessel prior to the expiration of the minimum period of the charter. In October 2012, we terminated the charter for the VLCC Mayfair due to the charterer's default.

In October 2012, we sold the VLCC Titan Venus for net proceeds of $19.8 million. In December 2012, we sold the VLCC Kensington for net proceeds of $22.5 million. Our one remaining VLCC, the Mayfair was classified as held for sale at December 31, 2012, and in March 2013, we entered into an agreement for the sale of this vessel for scrap for gross sale proceeds of $17.5 million. This vessel was delivered in April 2013.

In March 2013, the Company concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers and in November 2013, the Company concluded newbuilding contracts for two 180,000 dwt Capesize bulk carriers. As of the date of this annual report, the Company has purchase commitments of $185.5 million relating to its four Capesize newbuilding contracts with expected payments of $24.4 million and $161.1 million in 2014 and 2015, respectively.

At December 31, 2013, we owned four Capesize dry bulk vessels, three of which were then operating on time charters. The Belgravia was on time charter until August 2014 at a rate of $46,412 per day less 2.5% commission. The rate was reduced from $52,670 in March 2012 after renegotiations with the charterer. The Golden Future was on a time charter, which commenced in January 2013, at a market index based daily rate less 6.25% commission (including 1.25% commission payable to Golden Ocean). This time charter was extended in February 2014 for a minimum period of 11 months and a maximum period of 13 months. The Golden Zhejiang was on time charter for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate less commission of 6.25% (including 1.25% commission payable to Golden Ocean). One Capesize vessel was operating in the spot market.

Market Overview and Trend Information

Dry Bulk Market
Over the last three years, the focus has been on the supply side of the dry bulk industry. Overcapacity has caused great concerns with an official orderbook representing approximately 50 percent of the total fleet at the beginning of 2011. The orderbook has gradually been reduced and by the end of 2013, the orderbook was estimated to be approximately 17 percent of the existing fleet albeit a much bigger fleet than three years ago.

In 2013, approximately 60 million dwt was delivered and approximately 22 million dwt of the dry bulk fleet was removed. Consequently, net fleet growth ended at seven percent which was considerably lower than in the previous three years.

For many years, except 2009, the dry bulk market has not had a demand problem. In 2013, total demand growth was approximately 6 percent in volume but taking into account other factors such as sailing distances and congestion, the demand growth measured in ton miles was approximately 8 percent. The difference between the first part of 2013 and the second half was significant. Toward the end of 2013, for the first time since 2007, utilization of the dry bulk fleet turned in favor of owners.

Spot earnings for Capesize vessels were particularly volatile during 2013. The low point was in April when a Capesize dry bulk vessel earned approximately $4,200 per day, while the same vessel earned $42,200 per day at the end of September. Average earnings in 2013 were $14,700 per day while the average earnings for the fourth quarter of 2013 were $27,500 per day.

Chinese demand for dry bulk commodities was high in 2013 and China accounted for 83 percent of the global demand growth of 200 million tons. In 2013, China imported a total of 1,500 million tons of dry bulk commodities, compared to 750 million tons in 2008. This represents approximately 35 percent of global dry bulk trade measured in volume and more than 40 percent in ton miles

In 2013, iron ore and coal imports to China exhibited strong growth. Iron ore increased by 10 percent to reach 820 million tons while coal increased by 17 percent to 275 million tons. Additionally, bauxite and nickel ore increased by 60 percent and 22 percent respectively, but at smaller volumes.

India’s newly commissioned coal fired power plants and improved port infrastructure are resulting in higher coal imports to the country. In 2013, India imported 164 million tons of coal which is almost 10 percent growth as compared to 2012.

The orderbook for new dry bulk vessels was high in the second half of 2013, leading to higher newbuilding prices. From a low in the first quarter of 2013, prices rose by approximately 15 percent on average. Asset prices for secondhand vessels, in particular Capesize vessels, witnessed even stronger gains. The value of a secondhand Capesize vessel increased by more than 25 percent last year.

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

Losses from Uncollectible Receivables

Losses from uncollectible receivables are accrued when collection of the invoiced revenues is not assured. Management makes a judgment with regards to whether or not this should be recognized as income and if collection is not reasonably assured and the amount of the loss can be reasonably estimated, no revenue will be recognized until cash has been received. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivable.

Vessels and depreciation

Vessels are stated at cost less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

The estimated residual values are based on estimated scrap rates of $270-294 per lightweight ton, which the management believes is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although our management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

Impairment of Long Lived Assets

The carrying values of the Company's vessels and newbuildings may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by the Company and newbuildings under development are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations.

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

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind.  Our estimates are based on the values achieved for the sale/purchase of similar vessels and appraised valuations and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of our vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates (i) the carrying value of each of our Capesize vessels as of December 31, 2013, (ii) which of those vessels we believe has a basic market value, based on ship broker reports, below its carrying value, and (iii) the aggregate difference between carrying value and market value represented by such vessels. We believe that the future undiscounted cash flows expected to be earned by those vessels, which have experienced a decline in charter-free market value below such vessels' carrying value, over their reporting lives would exceed vessels' carrying values as of December 31, 2013, and accordingly, have not recorded an impairment charge.

Vessel	Built	Approximate Dwt	Carrying Value ($ millions)*
Belgravia	2009	170,500	70.1
Battersea	2009	170,500	74.5
Golden Future	2010	176,000	62.9
Golden Zhejiang	2010	176,000	55.2

* As of December 31, 2013, the basic charter-free market value for each of the four Capesize vessels above is lower than the vessel's carrying value. We believe that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $91.0 million.

We refer you to the risk factor entitled "Because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings" and the discussion herein under the heading "Business Overview".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•	operating revenues;

•	gains (losses) from the sale of assets;

•	voyage expenses and commissions;

•	vessel operating expenses;

•	impairment losses on vessels;

•	provisions for uncollectible receivables;

•	administrative expenses;

•	depreciation;

•	interest expense; and

•	discontinued operations.

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

An impairment loss on a vessel, equal to the difference between the vessel's carrying value and fair value, is recognized when the estimated future net undiscounted cash flows are less than the carrying value of the vessel.

Losses from uncollectible receivables are accrued when information is available before the financial statements are issued that indicates that it is probable that a receivable will not be collected and the amount of the loss can be reasonably estimated.

Administrative expenses are composed of general corporate overhead expenses, including audit fees, directors' fees and expenses, registrar fees, investor relations and publication expenses, legal and professional fees, restricted stock unit, or RSU, expense and other general administrative expenses.

Depreciation, or the periodic cost charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own. We depreciate the cost of our vessels, less their estimated residual value, over their estimated useful life on a straight-line basis.

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2013, all of our debt was floating rate debt. We may enter into interest rate swap arrangements if we believe it is advantageous to do so.

The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard for the purpose of discontinued operations as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012. This vessel was sold during 2013.

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

Year ended December 31, 2013 compared with year ended December 31, 2012

Operating revenues

(in thousands of $)	2013	2012	% Change
Time charter revenues	27,677	35,046	(21.0)
Voyage charter revenues	9,869	2,269	334.9
Total operating revenues	37,546	37,315	0.6

Time charter revenues decreased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to the following reasons;

•	A decrease in revenues of $4.5 million from the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013.

•	A decrease of $6.3 million in Golden Future revenues as a result of the reduced daily rate of the new time charter, which commenced in January 2013.

•	A decrease in revenues of $0.4 million from the Belgravia as a result of the daily rate reduction in March 2012 from $52,670 to $46,412 per day.

This decrease in revenues was partially offset by an improvement in the results from the Golden Zhejiang. This vessel had no time charter revenues in the year ended December 31, 2012 after unamortized costs of $2.1 million relating to the time charter taken over upon the acquisition of the Golden Zhejiang, accrued income of $3.4 million and unpaid charter hire of $1.5 million were written off in the six months ended June 30, 2012 following default of the Golden Zhejiang charterer. Time charter revenues from the Golden Zhejiang in the year ended December 31, 2013 were $3.8 million.

In December 2013, the Company received $756,000 from Sanko as a partial settlement of a $17 million claim for unpaid charter hire and claims of the Battersea. This amount was recorded as time charter income in the fourth quarter of 2013.

Voyage charter revenues increased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to an increase in revenues of $8.7 million from the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013. This was partially offset by a decrease in revenues of $1.1 million from the Golden Zhejiang, which operated in the spot market between August and September 2012.

Operating expenses

(in thousands of $)	2013	2012	% Change
Voyage expenses and commission	6,809	4,323	57.5
Ship operating expenses	7,897	7,608	3.8
Administrative expenses	4,937	4,259	15.9
Depreciation	11,079	11,117	(0.3)
Total operating expenses	30,722	27,307	12.5

Voyage expenses and commissions increased in the year ended December 31, 2013 compared to the year ended December 31, 2012 primarily due to an increase of $4.4 million from the Battersea, which commenced trading in the spot market upon redelivery from time charter in April 2013. This was partially offset by a decrease of $1.3 million from the Golden Zhejiang, which operated in the spot market between August and September 2012.

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance.

Administrative expenses increased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to an increase in legal fees incurred in connection with the Company’s claims against certain charterers.

Depreciation in the year ended December 31, 2013 is consistent with the year ended December 31, 2012 and relates to the same four Capesize vessels.

Other income (expenses)

(in thousands of $)	2013	2012	% Change
Interest income	41	106	(61.3)
Interest expense	(2,827)	(3,765)	(24.9)
Other financial items	(508)	(467)	8.8
Net other expenses	(3,294)	(4,126)	(20.2)

Interest income in the years ended December 31, 2013 and December 31, 2012 relates solely to interest received on bank deposits.

Interest expense decreased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to a reduction in the debt outstanding as a result of repayments and the capitalization of interest on newbuildings of $0.4 million in the year ended December 31, 2013 (2012: nil).

Losses related to other financial items increased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to lower foreign exchange gains and an increase in bank charges.

Net loss from discontinued operations

(in thousands of $)	2013	2012	% Change
Net loss from discontinued operations	(7,433)	(59,311)	(87.5)

Net loss from discontinued operations relates to the operations of the Company’s VLCCs. The Company had one VLCC at the start of 2013, which was sold in April 2013. There were no operating revenues in the year ended December 31, 2013, while a provision of $0.2 million was made in respect of a doubtful demurrage balance. There was a gain of $0.3 million relating to the sale of equipment, operating costs of $7.3 million (including an impairment loss on vessels of $5.3 million) and non operating expenses of $0.2 million.

The Company had four VLCCs at the start of 2012 and sold three of them during 2012. The net loss from discontinued operations in the year ended December 31, 2012 resulted from operating revenues of $24.5 million, a loss from the sale of vessels of $13.1 million, operating expenses of $69.1 million (including an impairment loss of $41.6 million) and non operating costs of $1.6 million.

Year ended December 31, 2012 compared with year ended December 31, 2011

(in thousands of $)	2012	2011	% Change
Time charter revenues	35,046	55,497	(36.9)
Voyage charter revenues	2,269	—	—
Total operating revenues	37,315	55,497	(32.8)

Time charter revenues decreased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to reduced time charter revenues from (i) the Battersea in the amount of $8.6 million, including a provision for doubtful accounts of $3.0 million, as a result of the early termination of the time charter in July 2012 due to the charterer filing for bankruptcy, and (ii) the Golden Zhejiang in the amount of $10.0 million, including a provision for doubtful accounts of $1.9 million, as a result of the early termination of the time charter in July 2012 due to the charterer's default under the charter party agreement.

Voyage charter revenues increased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to the Battersea and the Golden Zhejiang operating in the spot market from July 2012 and August 2012, respectively, until September 2012, after the early termination of their time charters.

Operating expenses

(in thousands of $)	2012	2011	% Change
Voyage expenses and commission	4,323	2,020	114.0
Ship operating expenses	7,608	7,830	(2.8)
Administrative expenses	4,259	3,528	20.7
Depreciation	11,117	11,079	0.3
Total operating expenses	27,307	24,457	11.7

Voyage expenses and commission increased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to the Battersea and the Golden Zhejiang operating in the spot market from July and August 2012, respectively, until September 2012.

Administrative expenses increased in the year ended December 31, 2012 as compared to the year ended December 31, 2011, primarily due to an increase in RSU expenses and legal fees.

Other income (expenses)

(in thousands of $)	2012	2011	% Change
Interest income	106	36	194.4
Interest expense	(3,765)	(3,529)	6.7
Other financial items	(467)	(489)	(4.5)
Net other expenses	(4,126)	(3,982)	3.6

Interest income increased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to an increase in the average cash balance on deposit following the sale of three VLCCs during 2012 and an increase in interest rates.

Interest expense increased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to an increase in the average interest rate on borrowings.

Other financial items decreased in the year ended December 31, 2012 as compared to the year ended December 31, 2011 primarily due to a foreign exchange gain in 2012.

Net (loss) income from discontinued operations

(in thousands of $)	2012	2011	% Change
Net (loss) income from discontinued operations	(59,311)	5,594	(1,160.3)

Net (loss) income from discontinued operations in the years ended December 31, 2012 and 2011 relate to the operations of the Company's VLCCs. The results from the VLCCs in 2012 were negatively impacted by the sale of three vessels during 2012 and a deterioration in operating results due to the weak tanker market. In 2012, operating revenues less voyage expense and commissions decreased by $17.3 million, $5.3 million of which was attributable to an increase in the allowance for doubtful accounts. This was partially offset by a $4.8 million decrease in operating expenses, which was primarily attributable to a decrease in drydocking costs of $3.0 million and vessel disposals. The net loss in the year ended December 31, 2012 also includes a loss on the sale of vessels of $13.1 million (2011: nil) and an impairment loss of $41.6 million (2011: nil). Depreciation expense in the year ended December 31, 2012 decreased by $2.3 million compared to the previous year due to vessel disposals.

Recently Issued Accounting Standards

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. This guidance did not have a material impact on the Company's consolidated financial statements.

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

In March 2014, the Company estimates it has an average cash breakeven rate for its Capesize vessels of $11,600 per vessel per day for the remainder of 2014. This represents the daily rate our vessels must earn to cover payment of budgeted operating costs (including drydocking costs and corporate overheads) and estimated interest. This rate does not take into account loan balloon repayments at maturity in May 2015, which we expect to refinance with new loans.

The liquidity requirements of the Company include funding the replacement of vessels through the acquisition of secondhand vessels or newbuilding vessels and the repayment of long-term debt balances. The Company's sources of capital have been the proceeds of its initial public offering, subsequent equity offerings, bank loans, proceeds from the sale of vessels and charter hire income. The Company expects that charter hire paid from time charters and voyage charters will be sufficient sources of income for the Company to continue to pay ordinary recurring expenses including installments due on outstanding borrowings. We believe our working capital is sufficient for the Company's present requirements.

As of December 31, 2013, 2012 and 2011, the Company had cash and cash equivalents of $98.3 million, $79.3 million and $46.8 million, respectively. As of December 31, 2013, 2012 and 2011, the Company had restricted cash of $15.0 million, which is a minimum liquidity balance we are required to maintain at all times under the Company's loan facilities.

During the year ended December 31, 2013, we paid total cash distributions of $18.2 million (2012: $29.3 million, and 2011: $48.9 million).

In March 2013, the Company concluded newbuilding contracts for two 182,000 dwt Capesize bulk carriers with JMU and in November 2013, the Company concluded newbuilding contracts for two 180,000 dwt Capesize bulk carriers with Daehan. The four vessels are expected to be delivered to the Company during 2015. As of the date of this annual report, we have paid $26.3 million in installments and have aggregate purchase commitments of $185.5 million relating to our four Capesize newbuilding contracts with expected payments of $24.4 million and $161.1 million in 2014 and 2015, respectively. We expect to finance these payments with cash on hand, operating cash flow and bank debt that we intend to arrange. See Item 3 "Key Information - Risk Factors".

One of the Company’s claims for charter hire (see Item 8A) has been jointly lodged with another claimant’s claim against the same defendant. By early March 2014, just under $25 million had been received in partial settlement. An additional $25 million at least is expected during 2014. No assurance can be provided that the additional amount will be collected. The Company expects to receive approximately 40% of the total settlement amounts received and to be received, to cover its share of the joint claims.

Borrowing activities

In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each relating to the VLCC vessels in the fleet to refinance the outstanding balance of $56 million of debt under its previous $140 million loan facility. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan was repayable on a quarterly basis with a balloon payment at the final maturity date June 2015 and had an interest rate of LIBOR plus a margin. During 2012, $38.0 million of this loan was repaid as a result of the sales of the VLCCs Hampstead, Titan Venus and Kensington, in September, October and November 2012, respectively. The sales of these VLCCs generated net cash, after the repayment of debt, of approximately $28 million. As of December 31, 2012, we had $12.4 million of outstanding borrowings under this facility with no available undrawn amount. The remaining balance on this facility was repaid in the second quarter of 2013 upon the sale of the VLCC Mayfair.

In December 2010, the Company refinanced its previous $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million relating to each Capesize vessel and a revolving debt facility of $75 million. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The loan is repayable in May 2015 and has an interest rate of LIBOR plus a margin. In May 2013, the revolving debt facility of $75 million was reduced to $40 million. As of December 31, 2013, we had $95.0 million of outstanding borrowings under this facility. The revolving debt facility of $40 million was available for vessel acquisitions but undrawn at December 31, 2013.

The Company's $175 million loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreement contains certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of the covenants in this loan agreement could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial and other covenants contained in the Company's $175 million loan agreement as of December 31, 2013.

In addition, pursuant to the Company's $175 million loan agreement, none of its vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

Equity offering

On October 17, 2013, the Company announced a public offering of 6,000,000 common shares and a 30 day option granted to the book-running manager to purchase additional common shares representing 15% of the offered shares. The offering was priced at $9.00 per share and the book-running manager did not exercise its option. As a result, 6,000,000 common shares were issued in October 2013 and the Company received net proceeds of approximately $51.2 million. The Company intends to use the net proceeds of this offering to partially fund the acquisition of newbuilding vessels and for general corporate purposes.

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

E. OFF-BALANCE SHEET ARRANGEMENTS

None.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2013, the Company had the following contractual obligations:

	Payment due by period
		Less than			More than
(In thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Debt (1)	95,000	—	95,000	—	—
Newbuilding installment	185,482	24,436	161,046	—	—
Total contractual cash obligations	280,482	24,436	256,046	—	—

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of the directors and executive officers of the Company.

The Company

Name	Age	Position
Ola Lorentzon	64	Director and Chairman
Robert D. Somerville	70	Director
David M. White	73	Director and Audit Committee Chairman
Hans Petter Aas	68	Director and Audit Committee member
Herman Billung	56	Director
Inger M. Klemp	50	Chief Financial Officer
Georgina Sousa	64	Company Secretary

Pursuant to the Amended General Management Agreement with the Company, the General Manager provides management and advisory services to the Company.  Set forth below are the names and positions of the directors, executive officers and officers of the General Manager.

Name	Age	Position
Inger M. Klemp	50	Director and President
Kate Blankenship	49	Director
Graham Baker	54	Director

Directors of both the Company and the General Manager are elected annually, and each director elected holds office until a successor is elected.  Officers of both the Company and the General Manager are elected from time to time by vote of the respective Board and hold office until a successor is elected.  Certain biographical information with respect to each director and executive officer of the Company and the General Manager is set forth below.

Ola Lorentzon has been a director of the Company since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer since May 5, 2010.  Mr. Lorentzon is also a director of Erik Thun AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Robert D. Somerville has been a director of the Company since September 20, 2013. Mr. Somerville was the President or Chairman of the American Bureau of Shipping ("ABS") for 20 years to April 2013. Mr. Somerville also serves as a director of GasLog Ltd., Keppel Offshore & Marine Limited and is Vice Chairman of the Maine Maritime Academy Board of Trustees.

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

Hans Petter Aas has been a director of the Company since September 2008. Mr. Aas has been a director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas has been a director of Golar LNG Limited since September 2008 and a director of Golar LNG Partners LP since March 2011. Mr. Aas is also a director of Knutsen NYK Offshore Tankers AS, Knutsen NYK Offshore Partners LLC, Solvang ASA and Gearbulk Holding Limited. Mr. Aas had a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA ("DnB NOR") in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

Inger M. Klemp has served as Chief Financial Officer of the Company since September 2007. Mrs. Klemp has served as Chief Financial Officer of Frontline Management AS and has been a director of the General Manager since June 1, 2006. Mrs. Klemp has served as a director of Independent Tankers Corporation Limited since February 2008. Mrs. Klemp served as Vice President Finance of Frontline Management AS from August 2001 until she was promoted in May 2006. Mrs. Klemp graduated as MSc in Business and Economics from the Norwegian School of Management (BI) in 1986. Prior to joining Frontline, Mrs. Klemp was Assistant Director Finance in Color Group ASA and Group Financial Manager in Color Line ASA, an OSE listed company and before that was Assistant Vice President in Nordea Bank Norge ASA handling structuring and syndication of loan facilities in the international banking market and a lending officer of Fokus Bank ASA.

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

Graham Baker has been a director of the General Manager since December 6, 2006. Mr. Baker is Chief Accounting Officer of Frontline having joined the company in July 2006. Prior to joining Frontline, Mr. Baker was the Head of Group Reporting at NTL Inc. (now Virgin Media Inc.), a large NASDAQ listed company and before that was the European Chief Financial Officer of DVI Inc., a NYSE listed group. He is a member of the Institute of Chartered Accountants in England and Wales and the Association of Corporate Treasurers.

Georgina E. Sousa has served as Secretary of the Company since March 15, 2007 and has been employed by Frontline since February 2007.  Mrs. Sousa is also a director of Frontline, Frontline 2012 Ltd., Golar LNG Limited and Golden Ocean. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

B.  COMPENSATION

The Company incurred directors' fees of $430,000 in 2013.

Employment Agreement

On May 19, 2010, the Company entered into an employment agreement with its Chief Executive Officer, Mr. Ola Lorentzon. The employment agreement had a term of three years, unless terminated earlier in accordance with its terms, and has been renewed for a term of three years. Under the employment agreement, Mr. Lorentzon receives an annual base salary of $130,000 and is entitled to receive a discretionary bonus and additional incentive compensation as determined by the Board.

Under the employment agreement, Mr. Lorentzon is prohibited from participating in marine transportation business activities in direct competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Upon termination of the employment agreement by us without cause (as defined in the employment agreement), Mr. Lorentzon will be entitled to (i) his base salary through the date of termination, (ii) a lump sum payment equal to the aggregate of his base salary plus a discretionary bonus, based on the average of his two prior years' total compensation, or a lump sum of $130,000 if no average is available, and (iii) any amounts Mr. Lorentzon may be entitled to under the terms of the 2010 Equity Incentive Plan.

2010 Equity Incentive Plan

The Company adopted the 2010 Equity Incentive Plan, which we refer to as the Plan, under which directors, officers, employees, consultants and service providers to the Company and its subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. A total of 800,000 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Board or such committee of the Board as may be appointed by the Board to serve as Plan administrator. The units will vest over three years at a rate of 1/3 of the number of units granted on each anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

Payment upon vesting of RSUs can be in cash, in shares of common stock or a combination of both as determined by the Board. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'dividend equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2013, 2012 and 2011:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate.

In May 2012, the Company issued 11,301 common shares and paid $159,763 to members of the Board and to the General Manager and the Dry bulk Manager in settlement of the first tranche of the RSUs granted in December 2010, which vested in December 2011.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012.

These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, the Board granted a total of 94,476 RSUs pursuant to the Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of one-third of the number of RSUs granted on each anniversary of the date of grant.

In January 2014, the Board granted a total of 55,111 RSUs pursuant to the Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of one-third of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, the Company issued 49,489 common shares and paid $464,629 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSUs granted in January 2013, December 2011 and December 2010, respectively.

C.  BOARD PRACTICES

As provided in the Company's bye-laws, each director shall hold office until the next Annual General Meeting following his election or until his successor is elected.  The officers of the Company are elected by the Board as soon as possible following each Annual General Meeting and shall hold office for such period and on such terms as the Board may determine.

The Company has established an audit committee comprised of Messrs. White and Aas, independent directors of the Company. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment, other than the employment agreement with our Chief Executive Officer, Mr. Ola Lorentzon.

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

E.  SHARE OWNERSHIP

As of February 28, 2014, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.01 each	Percentage of Common Shares Outstanding	Unvested RSUs (1)
Ola Lorentzon	14,747	(2)	22,944
Robert D. Somerville	—	—	1,590
David M. White	11,058	(2)	17,211
Hans Petter Aas	11,058	(2)	17,211
Herman Billung	—	—	—
Inger M. Klemp	—	—	—
Georgina Sousa	—	—	—

(1) All vested RSUs have been settled.
(2) Less than 1%.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of February 28, 2014 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned (2)
Edward C. Johnson 3d (1)	1,600,000	5.24%

(1) Based on information obtained in a schedule 13G filed with the commission on February 14, 2014 filed by Edward C. Johnson 3d, a citizen of the United States, FMR LLC, which has a business address of 245 Summer Street, Boston, Massachusetts, 02210 and Fidelity Management & Research Company, or Fidelity, which has a business address of 245 Summer Street, Boston, Massachusetts, 02210.

Fidelity, a wholly- owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,400,000 common shares or 4.594% of the outstanding common shares of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940.

Edward C. Johnson 3d and FMR LLC, through its control of Fidelity, and the funds each has sole power to dispose of the 1,400,000 shares owned by the Funds.

Members of the family of Edward C. Johnson 3d, Chairman of FMR LLC, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC.

Neither FMR LLC nor Edward C. Johnson 3d, Chairman of FMR LLC, has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

Pyramis Global Advisors, LLC, or PGALLC, 900 Salem Street, Smithfield, Rhode Island, 02917, an indirect wholly-owned subsidiary of FMR LLC and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 200,000 shares or 0.656% of the outstanding Common Stock of the Company as a result of its serving as investment adviser to institutional accounts, non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares.

Edward C. Johnson 3d and FMR LLC, through its control of PGALLC, each has sole dispositive power over 200,000 common shares and sole power to vote or to direct the voting of 200,000 common shares of the Company owned by the institutional accounts or funds advised by PGALLC as reported above.

(2) Percentage amounts based on 30,521,550 common shares outstanding as of February 28, 2014.

The Company is not directly or indirectly controlled by another corporation, by a foreign government or by any other natural or legal person. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

Management fees, which represent a commission of 1.25% of gross freight earned by the dry bulk carriers, of $0.5 million were invoiced by Golden Ocean and paid by the Company during 2011. As of December 31, 2011, $0.3 million was payable to Golden Ocean. On December 22, 2011, 23,298 RSUs were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

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

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

The Company has claims for unpaid charter hire owed by (i) Titan Petrochemicals Limited with respect to its bare boat charters of the Titan Venus and Mayfair, and (ii) Hong Xiang with respect to its time charter of the Golden Zhejiang. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $59 million.

In December 2013, the Company received $756,000 from Sanko as a partial settlement of a $17 million claim for unpaid charter hire and claims of the Battersea. The Company received approximately $170,000 from Sanko in the first quarter of 2014 as final settlement of this claim.

In August 2012, the VLCC Hampstead was contracted to be sold to an unrelated third party, but the sale was not completed due to the buyer's default, and the Company retained the deposit in the amount of $2.4 million. The Company has received notice of a claim for return of the deposit amount plus accrued interest.

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

In 2013, 2012 and 2011, the Company paid the following cash distributions to shareholders.

Record Date	Payment Date	Amount per share
2013
February 20, 2013	March 6, 2013	$0.175
May 22, 2013	June 5, 2013	$0.175
August 28, 2013	September 10, 2013	$0.175
November 29, 2013	December 10, 2013	$0.175

2012
February 23, 2012	March 8, 2012	$0.50
May 23, 2012	June 6, 2012	$0.35
August 30, 2012	September 12, 2012	$0.175
November 28, 2012	December 12, 2012	$0.175

2011
February 17, 2011	March 3, 2011	$0.50
May 25, 2011	June 9, 2011	$0.50
August 31, 2011	September 14, 2011	$0.50
November 18, 2011	December 2, 2011	$0.50

On February 5, 2014, the Board declared a cash distribution of $0.175 per share for the fourth quarter of 2013 that was paid on March 6, 2014.

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which the Company's common shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2013	$10.69	$5.31
2012	$15.81	$4.94
2011	$25.80	$13.50
2010	$24.49	$13.36
2009	$17.16	$11.00

The following table sets forth, for the two most recent fiscal years, the high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31, 2013	High	Low
First quarter	$8.33	$5.31
Second quarter	$8.30	$6.10
Third quarter	$10.69	$6.75
Fourth quarter	$10.42	$7.21

Fiscal year ended December 31, 2012	High	Low
First quarter	$15.81	$13.48
Second quarter	$14.40	$7.77
Third quarter	$8.94	$5.91
Fourth quarter	$6.73	$4.94

The following table sets forth, for the most recent six months, the high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Month	High	Low
March 2014 (through March 5)	$11.40	$9.99
February 2014	$10.68	$8.51
January 2014	$10.50	$8.94
December 2013	$9.71	$7.38
November 2013	$8.75	$7.21
October 2013	$10.42	$8.08
September 2013	$10.69	$8.46

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

On September 23, 2011, at the Company's 2011 Annual General Meeting, the shareholders approved an increase of the Company's authorized common shares, par value $0.01, from 35,000,000 to 50,000,000. The Company currently has issued and outstanding 30,521,550 common shares.

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

 E.  TAXATION

The following discussion summarizes the material United States federal income tax and Bermuda tax consequences to United States Holders, as defined below, of the purchase, ownership and disposition of common shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation that may be relevant to an investor's decision to purchase common shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our common shares. The following discussion of U.S. federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

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

For the 2013 taxable year, the Company satisfied the Publicly-Traded Test since, on more than half the days of the taxable year, the Company's common shares were primarily and regularly traded on the NASDAQ Global Select Market.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This discussion is not intended to be applicable to all categories of investors, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, a United States Holder whose "functional currency" is other than the United States dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

PFIC Annual Filing Requirements

If the Company were to be treated as a PFIC, a United States Holder may be required to file an information return on an IRS Form 8621 with respect to its ownership of the Company’s common stock for each taxable year ending on or after December 31, 2013.

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

Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

Backup withholding is not an additional tax. Rather, a taxpayer generally may obtain a refund of any amounts withheld under backup withholding rules that exceed the taxpayer's income tax liability by filing a refund claim with the IRS.

Other U.S. Information Reporting Obligations

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

The Company's borrowings as of December 31, 2013 of $95.0 million, compared to $111.7 million as of December 31, 2012, bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $0.95 million per year as of December 31, 2013. The fair value of the loan facility at December 31, 2013 was equal to the carrying amount of the facility at the same date.

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2013. Based upon that evaluation, the principal executive officer and principal financial officer concluded that the Company's disclosure controls and procedures are effective as of the evaluation date.

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in 1992 in its report entitled Internal Control-Integrated Framework.

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of the Company's internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2013. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that the Company's internal controls over financial reporting are effective as of December 31, 2013.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2013 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2013 and 2012 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2013	2012
Audit Fees (a)	379	343
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	379	343

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2013 includes $115,000 for costs incurred in connection with the Prospectus Supplement filed on October 17, 2013 in connection with the offering of 6 million new ordinary shares.

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of the independent auditor of the Company before such auditor is engaged and approve each of the audit and non-audit related services to be provided by such auditor under such engagement by the Company. All services provided by the principal auditor in 2013 were approved by the Board pursuant to the pre-approval policy.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-19 are filed as part of this annual report:

Consolidated Financial Statements of Knightsbridge Tankers Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association of the Company (1)

1.2	Bye-Laws of the Company (1)

4.1	2010 Equity Incentive Plan (2)

4.4	Amended and Restated General Management Agreement entered into between the Company and ICB Shipping (Bermuda) Limited (3)

4.5	Dry bulk Commercial Management Agreement entered into between the Company and Golden Ocean Management Limited (3)

4.6	Supplemental Agreement to Dry bulk Commercial Management Agreement (Golden Zhejiang joins as party) (3)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.	INS XBRL Instance Document

101.	SCH XBRL Taxonomy Extension Schema

101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase

101.	LAB XBRL Taxonomy Extension Schema Label Linkbase

101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

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
Dated:  March 6, 2014

Consolidated Financial Statements of Knightsbridge Tankers Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Knightsbridge Tankers Limited.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and changes in equity present fairly, in all material respects, the financial position of Knightsbridge Tankers Limited and its subsidiaries at December 31, 2013 and December 31, 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under item 15(b) of Knightsbridge Tankers Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
March 6, 2014

Knightsbridge Tankers Limited
Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except per share data)

	2013	2012	2011
Operating revenues
Time charter revenues	27,677	35,046	55,497
Voyage charter revenues	9,869	2,269	—
Total operating revenues	37,546	37,315	55,497
Operating expenses
Voyage expenses and commission	6,809	4,323	2,020
Ship operating expenses	7,897	7,608	7,830
Administrative expenses	4,937	4,259	3,528
Depreciation	11,079	11,117	11,079
Total operating expenses	30,722	27,307	24,457
Net operating income	6,824	10,008	31,040
Other income (expenses)
Interest income	41	106	36
Interest expense	(2,827)	(3,765)	(3,529)
Other financial items	(508)	(467)	(489)
Net other expenses	(3,294)	(4,126)	(3,982)
Net income from continuing operations	3,530	5,882	27,058
Net (loss) income from discontinued operations	(7,433)	(59,311)	5,594
Net (loss) income	(3,903)	(53,429)	32,652

Per share information:
Earnings per share from continuing operations: basic	$0.14	$0.24	$1.11
Earnings per share from continuing operations: diluted	$0.14	$0.24	$1.10
(Loss) earnings per share from discontinued operations: basic	$(0.29)	$(2.43)	$0.23
(Loss) earnings per share from discontinued operations: diluted	$(0.29)	$(2.41)	$0.23
(Loss) earnings per share: basic	$(0.15)	$(2.19)	$1.34
(Loss) earnings per share: diluted	$(0.15)	$(2.17)	$1.33
Cash distributions per share declared	$0.70	$1.20	$2.00

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Balance Sheets as of December 31, 2013 and 2012
(in thousands of $)

	2013	2012
ASSETS
Current assets
Cash and cash equivalents	98,250	79,259
Trade accounts receivable, net	3,298	2,102
Other receivables	943	2,691
Inventories	1,729	1,181
Prepaid expenses and accrued income	521	616
Total current assets	104,741	85,849
Restricted cash	15,000	15,000
Vessels, net	262,747	273,826
Newbuildings	26,706	—
Vessel held for sale	—	21,523
Deferred charges	664	1,222
Total assets	409,858	397,420

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	—	4,700
Trade accounts payable	1,430	1,277
Accrued expenses	2,364	2,501
Deferred charter revenue	3,623	3,020
Total current liabilities	7,417	11,498
Long-term liabilities
Long-term debt	95,000	106,978
Deferred charter revenue	—	1,250
Total liabilities	102,417	119,726
Commitments and contingencies	—	—
Equity
Share capital (30,472,061 shares outstanding, par value $0.01, 2012: 24,437,000)	305	244
Additional paid in capital	183,535	131,766
Contributed capital surplus	131,520	149,700
Retained deficit	(7,919)	(4,016)
Total equity	307,441	277,694
Total liabilities and equity	409,858	397,420

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011
(in thousands of $)

	2013	2012	2011

Net (loss) income	(3,903)	(53,429)	32,652
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	11,079	20,485	22,759
Amortization of deferred charges	558	879	599
Net (gain) loss on sale of assets	(254)	13,088	—
Impairment loss on vessels	5,342	41,597	—
Amortization of time charter contract value	—	2,303	845
Restricted stock unit expense	919	906	230
Provision for doubtful accounts	226	10,155	1,700
Changes in operating assets and liabilities:
Trade accounts receivable	(1,422)	(4,536)	(7,413)
Related party balances	—	(319)	388
Other receivables	1,748	983	(2,485)
Inventories, net of disposals	(1,189)	1,535	(2,299)
Voyages in progress	—	931	(931)
Prepaid expenses and accrued income	95	1,952	(1,955)
Trade accounts payable	153	(943)	(1,811)
Accrued expenses	(392)	(2,400)	1,000
Deferred charter revenue	(647)	3,612	(672)
Net cash provided by operating activities	12,313	36,799	42,607
Investing activities
Additions to newbuildings	(26,706)	—	—
Proceeds from sale of assets	17,075	66,993	—
Net cash (used in) provided by investing activities	(9,631)	66,993	—
Financing activities
Repayment of long-term debt	(16,678)	(42,062)	(3,600)
Debt fees paid	—	—	(79)
Net proceeds from share issuance	51,167	—	—
Distributions to shareholders	(18,180)	(29,319)	(48,851)
Net cash provided by (used in) financing activities	16,309	(71,381)	(52,530)
Net increase (decrease) in cash and cash equivalents	18,991	32,411	(9,923)
Cash and cash equivalents at beginning of year	79,259	46,848	56,771
Cash and cash equivalents at end of year	98,250	79,259	46,848

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	2,851	4,477	4,287

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2013, 2012 and 2011
(in thousands of $, except number of shares)

	2013	2012	2011
Number of shares outstanding
Balance at beginning of year	24,437,000	24,425,699	24,425,699
Shares issued	6,035,061	11,301	—
Balance at end of year	30,472,061	24,437,000	24,425,699

Share capital
Balance at beginning of year	244	244	244
Shares issued	61	—	—
Balance at end of year	305	244	244

Additional paid in capital
Balance at beginning of year	131,766	131,256	131,026
Shares issued	51,106	—	—
Restricted stock unit expense	663	510	230
Balance at end of year	183,535	131,766	131,256

Contributed capital surplus
Balance at beginning of year	149,700	179,019	179,019
Distributions to shareholders	(18,180)	(29,319)	—
Balance at end of year	131,520	149,700	179,019

Retained (deficit) earnings
Balance at beginning of year	(4,016)	49,413	65,612
Net (loss) income	(3,903)	(53,429)	32,652
Distributions to shareholders	—	—	(48,851)
Balance at end of year	(7,919)	(4,016)	49,413
Total equity	307,441	277,694	359,932

The accompanying notes are an integral part of these consolidated financial statements.

Knightsbridge Tankers Limited
Notes to Consolidated Financial Statements

1    DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September 1996 and was originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. One of these vessels was sold in 2007, three vessels were sold in 2012 and the remaining vessel was sold in 2013. The Company expanded the scope of its activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. The Company's shares are listed on the NASDAQ Global Select Market under the symbol "VLCCF."

The Company's tankers were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol "FRO". The Company's dry bulk carriers are managed by Golden Ocean Management (Bermuda) Ltd., or the Dry bulk Manager, a wholly-owned subsidiary of Golden Ocean Group Limited, a Bermuda based dry bulk shipping company whose shares are listed on the Oslo Stock Exchange and the Singapore Stock Exchange under the symbol "GOGL." In addition, the General Manager provides us with general administrative and technical services.

Effective July 1, 2011, the daily gross hire rate per the Golden Zhejiang time charter was reduced from $29,900 to $19,900 for a period of one year and the amount of lost revenues resulting from this reduction of $3.66 million were expected to be recovered in the period from July 1, 2012 to September 2, 2014 in accordance with a signed charter party amendment, by payment of an additional charter hire amount of $4,581 per day in addition to the $29,900 per day. As such, there was no change in the total expected charter hire or the total expected charter hire divided by the number of days remaining. The Company did not believe that the reduction and deferral of charter hire had an impact on the fixed and determinable criteria for revenue recognition as the changes were documented in a signed agreement and there were no change to the period over which payments were made, which remains as the period the vessel is being used. Accordingly, the Company accounted for the change in the charter agreement by amortizing the total expected charter hire payments on a straight line basis from July 1, 2011 over the remaining period of the charter party. In July 2012, the charterer of the Golden Zhejiang, Hong Xiang Shipping Holding (Hong Kong) Co Limited, redelivered the vessel before the final maturity of the charter, and the vessel operated in the spot market until September 2012. See Notes 10 and 23.

Following the sale of its one remaining VLCC during 2013, the Company owns four Capesize dry bulk vessels with a total carrying capacity of approximately 0.7 million dwt. Three of these vessels were operating on time charters as of December 31, 2013: (i) on time charter that was extended in December 2013 for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate: (ii) on time charter until August 2014 at a rate of $46,412 per day less 2.5% commission. The rate was reduced from $52,670 in March 2012 after renegotiations with the charterer: (iii) on time charter that was extended in January 2014 for a minimum period of 11 months and a maximum period of 13 months at a market index based daily rate. The fourth vessel is operating in the spot market.

The Company currently has four Capesize dry bulk vessels under construction. Two are approximately 182,000 dwt and two are 180,000 dwt. They are scheduled for delivery in 2015.

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

Discontinued operations
The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold duing 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012. The remaining VLCC was sold during 2013.

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

Reporting and functional currency
The functional currency of the Company and all of its subsidiaries is the United States dollar as all revenues are received in United States dollars and a majority of the Company's expenditures are made in United States dollars. The Company and its subsidiaries report in United States dollars.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charter, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby it recognizes revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, the Company does not recognize revenue if a charter has not been contractually committed to by a customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Losses from Uncollectible Receivables
Losses from uncollectible receivables are accrued when collection of the invoiced revenues is not assured. Management makes a judgment with regards to whether or not this should be recognized as income and if collection is not reasonably assured and the amount of the loss can be reasonably estimated, no revenue will be recognized until cash has been received. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivable.

Leases
The charters for the Company's vessels are classified as operating leases for all periods presented.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with maturities of 3 months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash is the minimum balance that must be maintained at all times in accordance with our loan agreements with Nordea Bank Norge ASA.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged against the appropriate revenue category when that determination is made.

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

Newbuildings
The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which the Company has had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at the Company's current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. The Company does not capitalize amounts beyond the actual interest expense incurred in the period.

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

(Loss) earnings per share
(Loss) earnings per share is based on the net (loss) income and the weighted average number of common shares outstanding for the period presented. Diluted (loss) earnings per share is based on net (loss) income and the weighted average number of shares outstanding is adjusted to include the restricted stock units based on the treasury stock method.

Impairment of long-lived assets
The carrying values of long-lived assets that are held and used by the Company and newbuildings under development are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand vessel values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including eventual disposal. The carrying value of a time charter contract that was acquired with one of the vessels is included in the assessment. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. In addition, vessels to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

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

Stock-based compensation
Up to December 31, 2012, the Company accounted for the restricted stock units ("RSUs") issued to the directors as equity classified awards and amortized the fair value of the RSUs over the vesting period. The Company changed this method of accounting during 2013 due to actual settlements in cash of vested RSUs to date and now accounts for 50% of the RSUs issued to the directors as equity classified and a liability classification for the remaining 50% of the RSUs granted to the directors. This change did not have a significant impact on the results for the year ended December 31, 2013. The Company accounts for the RSUs issued to the management companies as liability classified awards. The RSU expense has been recognized in the consolidated statement of operations based on the straight-line method.

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

3.  NEWLY ISSUED ACCOUNTING STANDARDS

ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities. This ASU addresses implementation issues about the scope of ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2013-01 is effective for reporting periods beginning on or after January 1, 2013. This guidance did not have a material impact on the Company's consolidated financial statements.

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

5. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component as defined by the accounting standard for the purpose of discontinued operations as the Company does not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and presented the operations of the VLCCs as discontinued operations in 2012 since three of those vessels were sold in 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012.

In August 2012, the VLCC Hampstead was contracted to be sold to an unrelated third party, but the sale was not completed due to the buyer's default. The Company retained the deposit received in the amount of $2.4 million. In September 2012, the Company sold the VLCC Hampstead for net proceeds of $22.2 million and recorded a loss on sale of $12.7 million (including the deposit received). In October 2012, the Company sold the VLCC Titan Venus for net proceeds of $19.8 million. The Company recorded an impairment loss of $14.7 million in the third quarter of 2012 with respect to this vessel and there was no gain or loss on its sale. In December 2012, the Company sold the VLCC Kensington for net proceeds of $22.5 million. The Company recorded an impairment loss of $13.5 million in the third quarter of 2012 with respect to this vessel and there was a loss on sale of $0.4 million. The Company recorded an impairment loss of $13.4 million in the third quarter of 2012 with respect to the VLCC Mayfair. This vessel was classified as held for sale at December 31, 2012. In April 2013, the Company sold the VLCC Mayfair for scrap for net proceeds of $16.9 million. The Company recorded an impairment loss of $5.3 million in the first quarter of 2013 with respect to this vessel and there was no gain or loss on its sale. The Company recorded a gain of $0.2 million in 2013 from the sale of equipment for cash proceeds of $0.2 million.

Amounts recorded with respect to discontinued operations in each of the years ended December 31, 2013, 2012 and 2011 are as follows;

(in thousands of $)	2013	2012	2011
Carrying value of vessels disposed of in 2012	—	107,027	113,527
Carrying value of vessel held for sale at December 31, 2012	—	21,523	37,804
Per Statement of Operations;
Operating revenues	(226)	24,513	39,020
Net gain (loss) on sale of assets	254	(13,088)	—
Impairment loss on vessels	(5,342)	(41,597)	—
Net (loss) income	(7,433)	(59,311)	5,594

6.   SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company has only one reportable segment.

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of three VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale' at December 31, 2012, the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations. An analysis of revenues from continuing operations is as follows:

(in thousands of $)	2013	2012	2011
Total operating revenues – dry bulk carrier market	37,546	37,315	55,497

Revenues from three customers in the year ended December 31, 2013 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.0 million, $5.0 million, and $4.3 million, respectively. Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.4 million, $11.6 million and $5.1 million, respectively. Revenues from six customers in the year ended December 31, 2011 each accounted for 10 percent or more of the Company's consolidation revenues from discontinued and continuing operations, in the amount of $19.2 million, $16.1 million, $14.7 million, $11.6 million, $11.6 million and $10.0 million respectively.

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

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations, net (loss) income from discontinued operations and net (loss) income are as follows:

(in thousands of $)	2013	2012	2011
Net income from continuing operations	3,530	5,882	27,058
Net (loss) income from discontinued operations	(7,433)	(59,311)	5,594
Net (loss) income	(3,903)	(53,429)	32,652

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2013	2012	2011
Weighted average number of shares outstanding - basic	25,620	24,432	24,426
Impact of restricted stock units	176	133	152
Weighted average number of shares outstanding - diluted	25,796	24,565	24,578

8. IMPAIRMENT OF LONG TERM ASSETS

The Company recorded impairment losses on vessels of $5.3 million, $41.6 million and nil in the years ended December 31, 2013, 2012 and 2011, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable.

During the first quarter of 2013, one VLCC, which was classified in the balance sheet as held for sale at December 31, 2012 and had been recorded at its estimated fair value less costs to sell based on its sale as a trading vessel, was identified as being impaired as it was believed that the vessel would have to be sold at a lower value for scrap. The loss recorded was equal to the difference between the carrying value and estimated fair value based on a sale for scrap less costs to sell. The impairment loss in 2013 is included in discontinued operations.

During the third quarter of 2012, three VLCCs were identified as being impaired. The loss recorded is equal to the difference between the carrying value and estimated fair value of the vessels. Two of the vessels were sold during the fourth quarter of 2012 and the remaining vessel was classified as held for sale at December 31, 2012. The impairment loss in 2012 is included in discontinued operations.

9.   LEASES

The minimum future revenues to be received on a fixed rate time charter, which is accounted for as an operating lease as of December 31, 2013 is as follows. These minimum future revenues exclude payments from two time charters that are based on market rate indices.

(in thousands of $)
Year ending December 31,
2014	11,185
2015	—
2016	—
2017	—
2018	—
Thereafter	—
11,185

As of December 31, 2013, three of the Company's vessels were leased out to third parties on time charters for remaining periods of up to one year.

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2013 were $216.9 million and $28.6 million, respectively, and at December 31, 2012 were $305.6 million and $31.8 million, respectively.

10.   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2013 maybe summarized as follows;

(in thousands of $)
Balance at December 31, 2010	226
Additions charged to income	1,700
Deductions credited to income	—
Balance at December 31, 2011	1,926
Additions charged to income	10,634
Deductions credited to income	(479)
Balance at December 31, 2012	12,081
Additions charged to income	226
Deductions - amounts written off	(2,990)
Balance at December 31, 2013	9,317

The provision for doubtful accounts at December 31, 2013 of $9.3 million primarily relates to three charters, which were terminated in 2012. $7.4 million of the provision relates to the VLCCs, which are recorded as discontinued operations, and $1.9 million of the provision relates to the Capesize vessels.

In December 2013, the Company received $756,000 from Sanko Steamship Co., Ltd., or Sanko, as a partial settlement for a $17 million claim for unpaid charter hire and claims of the Battersea. This amount was recorded as time charter income in the fourth quarter of 2013. Trade accounts receivable of $3.0 million and a provision for doubtful accounts in the same amount were written off.

11.   VESSELS

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2010	657,890	(198,858)	459,032
Depreciation	—	(22,759)
Balance at December 31, 2011	657,890	(221,617)	436,273
Transfer to vessel held for sale	(74,455)	52,932
Impairment loss	(41,597)	—
Disposal of vessels	(236,257)	157,415
Depreciation	—	(20,485)
Balance at December 31, 2012	305,581	(31,755)	273,826
Depreciation	—	(11,079)
Balance at December 31, 2013	305,581	(42,834)	262,747

In August 2012, the VLCC Hampstead was contracted to be sold to an unrelated third party, but the sale was not completed due to the buyer's default, and we retained the deposit received in the amount of $2.4 million. In September 2012, the Company sold the VLCC Hampstead for net proceeds of $22.2 million and recorded a loss on sale of $12.7 million (including the deposit received). In October 2012, the Company sold the VLCC Titan Venus for net proceeds of $19.8 million. The Company recorded an impairment loss of $14.7 million in the third quarter of 2012 with respect to this vessel and there was no gain or loss on its sale. In December 2012, the Company sold the VLCC Kensington for net proceeds of $22.5 million. The Company recorded an impairment loss of $13.5 million in the third quarter of 2012 with respect to this vessel and there was a loss on sale of $0.4 million. The Company recorded an impairment loss of $13.4 million in the third quarter of 2012 with respect to the VLCC Mayfair. This vessel was classified as held for sale at December 31, 2012.

At December 31, 2013, the Company owned four Capesize vessels.

Total depreciation expense was $11.1 million, $20.5 million, and $22.8 million in the years ended December 31, 2013, 2012 and 2011, respectively. These amounts include depreciation for the VLCCs of nil , $9.4 million and $11.7 million in the years ended December 31, 2013, 2012 and 2011, respectively, which are recorded in discontinued operations.

12.   VESSEL HELD FOR SALE

The balance at December 31, 2012, represents the VLCC Mayfair. This vessel was sold in April 2013 for net proceeds of $16.9 million. The Company recorded an impairment loss of $5.3 million in 2013, which is included in results from discontinued operations. There was no gain or loss on the sale.

13. NEWBUILDINGS

The carrying value of newbuildings relates to the four Capesize dry bulk vessels, which the Company has under construction and represents the accumulated costs which the Company has paid by way of purchase installments and other capitalized expenditures together with capitalized interest. Movements in the year ended December 31, 2013 maybe summarized as follows:

(in thousands of $)
Balance at December 31, 2012	—
Installments and newbuilding supervision fees paid	26,298
Interest capitalized	408
Balance at December 31, 2013	26,706

14.   DEFERRED CHARGES

(in thousands of $)	2013	2012
Capitalized financing fees and expenses	2,699	3,405
Accumulated amortization	(2,035)	(2,183)
	664	1,222

During the year ended December 31, 2013, fully amortized deferred charges of $0.7 million were removed from cost and accumulated amortization.

During the years ended December 31, 2013, 2012 and 2011, $0.1 million, $0.3 million and nil respectively, were charged against income as a result of early loan repayments.

15.   ACCRUED EXPENSES

(in thousands of $)	2013	2012
Voyage expenses	354	117
Ship operating expenses	489	1,090
Administrative expenses	1,332	981
Interest expense	189	313
	2,364	2,501

16.   DEFERRED CHARTER REVENUE

In March 2012, the Company agreed an amendment to the time charter for the Capesize vessel Belgravia whereby $5.0 million was paid in advance by the charterer and $95,000 was to be deducted by the charterer from each future hire payment, which are each payable 15 days in advance, until $5.7 million was deducted in total. The Company accounted for this by calculating the total expected charter hire payments at the date of change and recording this expected revenue over the remaining term of the charter party to August 2014 on a straight line basis. The $5.0 million prepayment was recorded as a liability and is being amortized over the remaining term of the charter party on a straight line basis. As of December 31, 2013, $1.3 million (2012: $2.0 million) and nil (2012: $1.3 million) are recorded in short term and long term liabilities, respectively, with respect to the unamortized balance of the $5.0 million prepayment. As of December 31, 2013, $2.3 million (2012:$1.0 million) is recorded in short term liabilities in respect of income received in advance on other charters.

17.   DEBT

(in thousands of $)	2013	2012
U.S. dollar denominated floating rate debt:
$58.24 Million Loan	—	12,392
$175 Million Loan	95,000	99,286
Total debt	95,000	111,678
Less: current portion	—	(4,700)
	95,000	106,978

The average interest rate for the floating rate debt was 2.81% for the year ended December 31, 2013 and 2.93% for the year ended December 31, 2012.

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of each VLCC in the fleet at that time. Repayments are made on a quarterly basis with a balloon payment at the final maturity date in June 2015. The loan bears interest at LIBOR plus a margin. As of December 31, 2012, the outstanding balance was $12.4 million as a result of loan repayments of $41.3 million due to the sale of three VLCCs. The remaining outstanding balance on this facility was repaid in the second quarter of 2013 upon the sale of the VLCC Mayfair.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million each in respect of each Capesize vessel and a revolving debt facility of $75 million. The loan is repayable in May 2015, has an interest rate of LIBOR plus a margin and is secured by the four Capesize vessels. In May 2013, the revolving debt facility of $75 million million was reduced to $40 million. As of December 31, 2013, the outstanding balance was $95.0 million. The revolving debt facility of $40 million was available for vessel acquisitions but undrawn at December 31, 2013.

The Company's $175 million loan agreement contains a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreement contains certain financial covenants including the requirement to maintain a certain level of free cash. Failure to comply with any of the covenants in this loan agreement could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations. The Company was in compliance with all of the financial and other covenants contained in the Company's $175 million loan agreement as of December 31, 2013.

In addition, pursuant to the Company's $175 million loan agreement, none of its vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

All of the outstanding debt as of December 31, 2013 is repayable in May 2015.

18.  SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2013	2012
50 million common shares of $0.01 each	500	500

Issued and fully paid share capital:
(in thousands of $ except per share amount)	2013	2012
30,472,061 common shares of $0.01 par value (2012: 24,437,000 shares)	305	244

The Company's common shares are listed on the NASDAQ Global Select Market.

In May 2012, 11,301 common shares were issued as partial settlement of the first tranche of the RSUs granted in December 2010.

In January 2013, 35,061 common shares were issued as partial settlement of the first and second tranche of RSUs granted in December 2012 and December 2011, respectively.

In October 2013, 6,000,000 common shares were issued at $9.00 per share through a public offering and net proceeds of $51.2 million were received.

19.   RESTRICTED STOCK UNITS

In September 2010, the Board of Directors (the "Board") approved the adoption of the 2010 Equity Incentive Plan (the "Plan") and reserved 800,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to directors, officers, employees of the Company and its subsidiaries, affiliates, consultants and service providers. The RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to the Company from the grant date through the applicable vesting date.

Payment upon vesting of RSUs may be in cash, in shares of common stock or a combination of both as determined by the Board. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'cash distribution equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2013, 2012 and 2011:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2010	29,571	29,572	59,143	$22.27
Granted	46,593	46,596	93,189	$13.95
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate. The RSU expense for the years ended December 31, 2013, 2012 and 2011 was $0.9 million, $0.9 million and $0.2 million respectively.

In May 2012, the Company issued 11,301 common shares and paid $159,763 to members of the Board and to the General Manager and the Dry bulk Manager in settlement of the first tranche of the RSUs granted in December 2010, which vested in December 2011.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012.

These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, the Board granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

20.   FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2013, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2013 and 2012 are as follows:

	2013	2013	2012	2012
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	98,250	98,250	79,259	79,259
Restricted cash	15,000	15,000	15,000	15,000
Floating rate debt	95,000	95,000	111,678	111,678

The carrying value of cash and cash equivalents, and restricted cash, is a reasonable estimate of fair value.

The estimated fair value for floating rate long-term debt is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Assets Measured at Fair Value on a Nonrecurring Basis
The Company recorded an impairment loss of $41.6 million in 2012 in respect of three VLCCs. Two of these vessels were sold during 2012 and the third was classified as 'held for sale' at December 31, 2012. This vessel was measured at an estimated fair value of $21.5 million at December 31, 2012, which was determined using level two inputs being the average of three broker values for a vessel of a similar age and type to be sold as a trading vessel less estimated selling costs. The sale of this vessel as a trading vessel was considered the principal market as of December 31, 2012. In April 2013, the Company sold the VLCC Mayfair for scrap for net proceeds of $16.9 million. The Company recorded an impairment loss of $5.3 million in the first quarter of 2013 with respect to this vessel and there was no gain or loss on its sale.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

21.   RELATED PARTY TRANSACTIONS

Management fees, which represent a commission of 1.25% of gross freight earned by the dry bulk carriers, of $0.5 million were invoiced by Golden Ocean and paid by the Company during 2011. As of December 31, 2011, $0.3 million was payable to Golden Ocean. On December 22, 2011, 23,298 RSUs were issued to Golden Ocean Management (Bermuda) Limited, a wholly-owned subsidiary of Golden Ocean.

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

The Company has claims for unpaid charter hire owed by (i) Titan Petrochemicals Limited with respect to its bare boat charters of the Titan Venus and Mayfair, and (ii) Hong Xiang with respect to its time charter of the Golden Zhejiang. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $59 million.

In December 2013, the Company received $756,000 from Sanko as a partial settlement of a $17 million claim for unpaid charter hire and claims of the Battersea. The Company received approximately $170,000 from Sanko in the first quarter of 2014 as a final settlement of this claim.

In August 2012, the VLCC Hampstead was contracted to be sold to an unrelated third party, but the sale was not completed due to the buyer's default, and the Company retained the deposit received in the amount of $2.4 million. The Company has received notice of a claim for return of the deposit amount plus accrued interest.

Except as described above, to the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated.

At December 31, 2013, the Company has purchase commitments of $185.5 million relating to its four Capesize newbuilding contracts with expected payments of $24.4 million and $161.1 million in 2014 and 2015, respectively.

24.   SUBSEQUENT EVENTS

In January 2014, the Board granted a total of 55,111 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2014, the market index based time charter for Golden Future, which commenced in January 2013, was extended from February 2014 for a minimum period of 11 months and a maximum period of 13 months.

In February 2014, the Company issued 49,489 common shares and paid $464,629 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSUs granted in January 2013, December 2011 and December 2010, respectively. A RSU expense has been recognized for these vested RSU’s.

On February 5, 2014, the Board declared a cash distribution of $0.175 per share. The record date was February 19, 2014 and the cash distribution was paid on March 6, 2014.

One of the Company’s claims for charter hire (see Note 23) has been jointly lodged with another claimant’s claim against the same defendant. By early March 2014, just under $25 million had been received in partial settlement. An additional $25 million at least is expected during 2014. No assurance can be provided that the additional amount will be collected. The Company expects to receive approximately 40% of the total settlement amounts received and to be received, to cover its share of the joint claims. The Company has not recognized any of this settlement in its statement of operations for the year ended December 31, 2013.