Form 20-F
period 2014-12-31
Golden Ocean Group Ltd
filed 2015-04-29
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2014
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________________to___________________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________________________

Commission file number	000-29106

Golden Ocean Group Limited
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

80,121,550 Common Shares, Par Value $0.01 Per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Golden Ocean Group Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by Golden Ocean Group Limited or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This document includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	general dry bulk shipping market conditions, including fluctuations in charter hire rates and vessel values;

•	changes in demand in the dry bulk shipping industry, including the market for our vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events;

•	Our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	Our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	Our ability to successfully employ our existing and newbuilding dry bulk vessels;

•
Our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	risks associated with vessel construction;

•	potential exposure or loss from investment in derivative instruments;

•	potential conflicts of interest involving members of our board of directors, or the Board, and senior management;

•	Our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire; and

•	statements about dry bulk shipping market trends, charter rates and factors affecting supply and demand.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

On October 7, 2014, Knightsbridge Shipping Limited, or Knightsbridge, and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, or the Merger, pursuant to which the two companies agreed to merge, with Knightsbridge serving as the surviving legal entity. The Merger was completed on March 31, 2015, and the name of Knightsbridge was changed to Golden Ocean Group Limited. See "Item 4A-Information on the Company" for more information.

Throughout this report, unless the context otherwise requires, Golden Ocean, “we,” “us,” and “our” refer to Golden Ocean Group Limited and its subsidiaries as of the date of this annual report, and Knightsbridge refers to Knightsbridge Shipping Limited and its subsidiaries prior to completion of the Merger.

The term deadweight ton, or dwt, is used in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.  SELECTED FINANCIAL DATA

The selected statement of operations data of Knightsbridge with respect to the fiscal years ended December 31, 2014, 2013 and 2012, and the selected balance sheet data of Knightsbridge as of December 31, 2014 and 2013, have been derived from Knightsbridge's consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2011 and 2010 and the selected balance sheet data as of December 31, 2012, 2011 and 2010 have been derived from consolidated financial statements of Knightsbridge not included herein. The following table should also be read in conjunction with "Item 5-Operating and Financial Review and Prospects" and Knightsbridge's consolidated financial statements and notes thereto included herein. Knightsbridge's accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2014	2013	2012	2011	2010
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	96,715	37,546	37,315	55,497	40,825
Total operating expenses	77,229	30,722	27,307	24,457	17,267
Net operating income	19,486	6,824	10,008	31,040	23,558
Net income from continuing operations	16,253	3,530	5,882	27,058	20,145
Net (loss) income from discontinued operations (1)	(258)	(7,433)	(59,311)	5,594	18,412
Net income (loss)	15,995	(3,903)	(53,429)	32,652	38,557
Earnings per share from continuing operations: basic	0.31	0.14	0.24	1.11	1.05
Earnings per share from continuing operations: diluted	0.31	0.14	0.24	1.10	1.05
Loss per share from discontinued operations: basic	—	(0.29)	(2.43)	0.23	0.97
Loss per share from discontinued operations: diluted	—	(0.29)	(2.41)	0.23	0.97
Earnings (loss) per share: basic	0.30	(0.15)	(2.19)	1.34	2.02
Earnings (loss) per share: diluted	0.30	(0.15)	(2.17)	1.33	2.02
Cash distributions per share declared	0.63	0.70	1.20	2.00	1.70

Balance Sheet Data (at end of year):
Cash and cash equivalents	42,221	98,250	79,259	46,848	56,771
Restricted cash	18,923	15,000	15,000	15,000	15,000
Newbuildings	323,340	26,706	—	—	—
Vessels, net	852,665	262,747	273,826	436,273	459,032
Total assets	1,262,740	409,858	397,420	521,219	541,953
Current portion of long-term debt	19,812	—	4,700	3,600	3,600
Long-term debt	343,688	95,000	106,978	150,140	153,740
Share capital	801	305	244	244	244
Total equity	884,273	307,441	277,694	359,932	375,901
Common shares outstanding	80,121,550	30,472,061	24,437,000	24,425,699	24,425,699
Other Financial Data:
Equity to assets ratio (percentage) (2)	70.0%	75.0%	69.9%	69.1%	69.4%
Debt to equity ratio (3)	0.4	0.3	0.4	0.4	0.4
Price earnings ratio (4)	(61.3)	(61.3)	(2.4)	10.2	11.0
Time charter equivalent revenue (5)	62,760	30,737	32,992	53,477	39,674

(1)
Knightsbridge classified its only remaining VLCC as 'held for sale' as of December 31, 2012 and this vessel was sold during 2013. The operations of Knightsbridge's VLCCs have been recorded as discontinued operations in all periods shown above.

(2)	Equity to assets ratio is calculated as total equity divided by total assets.

(3)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(4)	Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share.

(5)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

	2014	2013	2012	2011	2010
(in thousands of $)
Total operating revenues	96,715	37,546	37,315	55,497	40,825
Less: Voyage expense	(33,955)	(6,809)	(4,323)	(2,020)	(1,151)
Time charter equivalent revenue	62,760	30,737	32,992	53,477	39,674

Consistent with general practice in the shipping industry, we use time charter equivalent revenues, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenues, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance.

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

The dramatic downturn in the dry bulk charter market, from which we plan to derive our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, fell 94% from a peak of 11,793 in May 2008 to a low of 663 in December 2008 and has remained volatile since, reaching a low of 772 and a high of 4,661 during 2009, a low of 1,700 and a high of 4,209 during 2010, and continued to decline in 2011 and 2012, reaching lows of 1,043 and 647, respectively. The high and low in 2013 were 2,337 and 698, respectively, and the high and low for 2014 were 2,113 and 723, respectively. The average BDI for 2014 was down by six percent compared to the previous year, making 2014 the second worst year since 1999, and the BDI has reached an all time low of 509 in February 2015.

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

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, and the excess supply of iron ore in China, Brazil and Australia, which resulted in falling iron ore prices and increased stockpiles in Chinese, Brazilian and Australian ports. There can be no assurance as to how long spot charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability.

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

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates, and

•	weather.

Factors that influence the supply of vessel capacity include:

•	number of newbuilding deliveries;

•	port and canal congestion;

•	scrapping of older vessels;

•	slow steaming;

•	vessel casualties; and

•	number of vessels that are out of service.

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

An over-supply of dry bulk carrier capacity may prolong or further depress the current low charter rates, which may limit our ability to operate our dry bulk carriers profitably.

The supply of dry bulk vessels, which has increased significantly since the beginning of 2008, has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of March 31, 2015, newbuilding orders have been placed for approximately19% of the existing fleet capacity. Until the new supply of vessels is fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term.

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

Volatile economic conditions throughout the world could have an adverse impact on our operations and financial results.

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas and continuing economic weakness in the European Union. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services. While market conditions have improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our ordinary shares to decline.

The European Union continues to experience relatively slow growth and exhibit weak economic trends. Over the past six years, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Chinese dry bulk imports have accounted for between 50% and 80% of global dry bulk transportation growth annually over the last 12 years. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2014, is estimated to be around 7.4%, down from a growth rate of 7.7% for the year ended December 31, 2013, and remaining below pre-2008 levels. The lack of visibility and transparency from Chinese policy makers (the big shortfall of coal imports to the country in 2014, for example) is also adding risk. It appears that China is willing to take important steps to curb pollution, which in turn could have a negative impact for the dry bulk sector. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

The inability of countries to refinance their debts could have a material adverse effect on our revenue, profitability and financial position.

As a result of the credit crisis in Europe, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In September 2012, the European Council established a permanent stability mechanism, the European Stability Mechanism, or the ESM, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries could reduce the overall demand for dry bulk cargoes and for our services. Market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

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

Continuing conflicts in the Middle East and North Africa, and the presence of United States and other armed forces in Afghanistan, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain financing on terms acceptable to us or at all. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences, or the perception that our vessels are potential terrorist targets, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Although the frequency of sea piracy worldwide decreased in 2014 as compared to 2013, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. If these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and ability to pay dividends and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our Ordinary Shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria. In the past, certain of our vessels have made port calls to Iran, however, none of our vessels made any port calls to Iran during 2014. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and EU would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA has since been extended twice, and will expire on June 30, 2015.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities in countries subject to U.S. sanctions and embargo laws that are not controlled by the governments of those countries, or engaging in operations associated with those countries pursuant to contracts with third parties that are unrelated to those countries or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked, or inspected by divers. every two to three years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay cash distributions.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, European Union, or EU, regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, or CAA, the U.S. Clean Water Act, or CWA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO's International Safety Management code for the safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the U.S. Maritime Transportation Security Act of 2002, or MTSA.

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

The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, may invalidate existing insurance or decrease available insurance coverage for our affected vessels and such failure may result in a denial of access to, or detention in, certain ports.

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

As of March 31, 2015, after completion of the Merger, we were committed to make newbuilding installments of $935.5 million with expected payment of $490.8 million in 2015 and $444.7 million in 2016. We currently have undrawn, available debt financing of $470.0 million for 16 of these newbuilding contracts. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, operating cash flow and, if market conditions permit, proceeds from debt and equity financings. If such financing is not available when our capital commitments are due, we may be unable to meet such obligations and finance our other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction and we may incur additional costs and liability to the shipyard under the construction contracts.

Our current level of indebtedness could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of March 31, 2015, and following completion of the Merger, we had $1,140.4 million of outstanding indebtedness under our outstanding credit facilities and debt securities. Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures if we do not repay amounts drawn under our credit facilities or if there is another default under our credit facilities;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to pay dividends on our common shares if we determine to do so in the future, and interest on our Notes, finance our future operations or capital requirements, make acquisitions or pursue business opportunities.

In addition, our loan agreements for our borrowings, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, (iii) a positive working capital, and (iv) a loan-to-value clause, which could require us to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. The market value of dry bulk vessels is sensitive, among other things, to changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in our not being in compliance with these loan covenants. In such a situation, unless our lenders were willing to provide waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital.

If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments or pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, which would impair our ability to continue to conduct our business. In such an event, our auditors may give either an unqualified opinion with an explanatory paragraph relating to the disclosure in the notes to our financial statements as to the substantial doubt of our ability to continue as a going concern, or a qualified, adverse or disclaimer of opinion, which could lead to additional defaults under our loan agreements. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements. Please see “Item 5. Operating Financial Review and Prospects-B. Liquidity and Capital Resources.”

We cannot assure you that we will be able to refinance our existing indebtedness on acceptable terms.

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

When we enter into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. Six of our vessels are currently on a fixed rate time charters expiring between November 2016 and December 2021. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charterers and their creditworthiness.

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

We may fail to realize the anticipated benefits of the Merger, and the integration process could adversely impact our ongoing operations.

We completed the Merger on March 31, 2015 (see "Item 4A-Information on the Company" for more information) with the expectation that it would result in various benefits, including, among other things, the creation of a larger listed company that would be more attractive to investors, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the Merger will depend, in part, on our ability to realize such anticipated benefits from combining Knightsbridge's business with that of the Former Golden Ocean. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of our expected revenues or results.

Knightsbridge and the Former Golden Ocean operated independently until the completion of the Merger. While the Former Golden Ocean was the commercial manager of all of our operating vessels, it is possible that the integration process could result in disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on us during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to our existing business.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, a company indirectly controlled by trusts established by John Fredriksen for the benefit of his immediate family, or Hemen, and certain of its affiliates own approximately 62% of our issued and outstanding shares. Please see “Item 7. Major Shareholders and Related Party Transaction-A. Major Shareholders.”

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Hans Petter Aas, John Fredriksen and Kate Blankenship, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO), or Frontline, Frontline 2012 Ltd., or Frontline 2012, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, and North Atlantic Drilling Ltd. (NYSE:NADL), or NADL. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with other Hemen Related Companies for business opportunities, prospects or financial resources, or participate in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered into various contracts, including charter parties with our customers, loan agreements with our lenders, vessel managements and other agreements, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. We have entered into newbuilding contracts with shipyards in Japan, the Republic of Korea, and China. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

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

Our intention is to renew and grow our fleet through selective acquisitions of dry bulk tonnage. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.

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

Rising fuel, or bunker, prices may adversely affect our profits.

Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will be typically the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite lower fuel oil prices in the beginning of 2015, fuel may become much more expensive in the future, which may reduce our profitability.

Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We plan to operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, charter rates. This seasonality may result in quarter-to-quarter volatility in our operating results, as most of our vessels currently trade in the spot market.

The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels, including our vessels, have generally experienced high volatility and have recently declined significantly. The fair market value of vessels may increase and decrease depending on but not limited to the following factors:

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount on our financial statements, with the result that we could incur a loss and a reduction in earnings. In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value on our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, or decline further, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.

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

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Six of our vessels are currently on a fixed rate time charters expiring between November 2016 and December 2021. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition, results of operations and ability to pay cash distributions.

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

International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and to make dividend payments in the future depends on our subsidiaries and their ability to distribute funds to us. There are currently no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash, dividends, loans, or advance. However, if we are unable to obtain funds from our subsidiaries, the Board may exercise its discretion not to declare or pay dividends. We do not intend to obtain funds from other sources to pay dividends.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of Bermuda and we conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have.

We are a Bermuda company. Our memorandum of association and amended and restated bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Class actions and derivative actions are not generally available under Bermuda law. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. Our amended and restated bye-laws provide that the shareholders waive any claim or right of action he may have against the directors and officers and their delegates, except in respect of fraud or dishonesty. Our amended and restated bye-laws further provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud or dishonesty.

United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.

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

Based on our current and proposed method of operation, we do not believe that we are or that Knightsbridge has been since the beginning of its 2004 taxable year, or that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2014 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on December

31, 2015. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders. However, the amount of our shipping income that would be subject to this tax has historically not been material.

Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". Beginning on April 7, 2015, our shares traded on the Oslo Stock Exchange under the ticker code “GOGL”. We cannot assure you that an active and liquid public market for our common shares will continue. The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We are an international shipping company specializing in the transportation of dry bulk cargoes.

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited, and following the completion of the Merger on March 31, 2015, we changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the Oslo Stock Exchange in April 2015.

Knightsbridge’s Acquisitions, Disposals and Newbuildings

Knightsbridge was originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In February 1997, Knightsbridge completed its initial public offering, which resulted in $317.2 million net proceeds. Knightsbridge used these proceeds and bank debt to fund the acquisition of its initial fleet of five VLCCs.

In May 2007, Knightsbridge entered into agreements for the construction of two Capesize dry bulk carriers, each with a cargo-carrying capacity of approximately 170,000 dwt.

In July 2010, Knightsbridge acquired a 2010-built Capesize dry bulk carrier from the Former Golden Ocean and in October 2010, Knightsbridge acquired a second 2010-built Capesize dry bulk carrier from the Former Golden Ocean. Both vessels were acquired with existing time charters.

Knightsbridge sold a VLCC to unrelated third parties in December 2007, September 2012, October 2012 and December 2012, respectively. As of December 31, 2012, Knightsbridge owned and operated one VLCC and four Capesize dry bulk carriers. The VLCC was being marketed for sale and was classified as 'held for sale' in the balance sheet at December 31, 2012. Following the sale of the three VLCCs in 2012 and the balance sheet classification of the fourth as 'held for sale', the results of the four VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles. In March 2013, Knightsbridge sold its final VLCC, the delivery of which took place in April 2013.

In March 2013, Knightsbridge entered into newbuilding contracts for two 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation, or JMU, and in November 2013, entered into newbuilding contracts for two 180,000 dwt Capesize bulk carriers with Daehan Shipbuilding Co. Ltd., or Daehan. The design of these vessels represents the next generation of Capesize bulk carriers, including the latest in fuel efficiency technology, with expected deliveries in 2015.

In April 2014, Knightsbridge acquired five special purpose companies, or SPCs, from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding. Also in April 2014, a subsidiary of Knightsbridge acquired one 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia Shipping Inc., or Karpasia, a wholly owned subsidiary of Hemen. Both transactions were accounted for as a purchase of assets. Two of the five Capesize newbuildings, KSL Seattle and KSL Singapore, were delivered in May 2014 and the remaining three, KSL Sapporo, KSL Sydney and KSL Salvador, were delivered in June, July and September 2014, respectively. The 2013-built Capesize dry bulk carrier was delivered in April 2014.

In April 2014, Knightsbridge also agreed to acquire an additional 25 SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding, or the Frontline 2012 Vessel Acquisition Transaction.

In September 2014, Knightsbridge completed the first stage of the Frontline 2012 Vessel Acquisition Transaction and issued 31.0 million shares, priced at $11.51 per share based on the closing share price on the date of the transaction, to Frontline 2012 in exchange for thirteen SPCs. Knightsbridge accounted for this transaction as a purchase of assets. Three of the thirteen newbuildings acquired in September 2014 were subsequently delivered to Knightsbridge in 2014; KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014.

As of December 31, 2014, Knightsbridge owned thirteen Capesize dry bulk carriers, of which three were on index-related time charters and ten were operating in the spot market. Knightsbridge was also a party to contracts for fourteen Capesize newbuildings (including ten purchased from Frontline 2012 in September 2014), and had an agreement to purchase twelve additional Capesize newbuildings from Frontline 2012 as part of the Frontline 2012 Vessel Acquisition Transaction.

Recent Developments prior to the Merger

Five of the thirteen newbuildings acquired from Frontline 2012 in September 2014 were delivered to Knightsbridge in 2015; KSL Seoul, KSL Sakura, KSL Seville and Golden Kathrine were delivered in January 2015 and KSL Stockholm was delivered in March 2015.

In January 2015, Knightsbridge entered into an agreement with RWE Supply & Trading GmbH, or RWE, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. Four vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered over the next twelve months.

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp announced the formation of a new joint venture company, Capesize Chartering Ltd. The new company will combine and coordinate the chartering services of all the parties. Capesize Chartering Ltd. commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved.

In February 2015, an agreement was signed between Knightsbridge (as guarantor), various SPCs (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty year profile, with all amounts required to be fully repaid by March 31, 2021. The loan bears interest at LIBOR plus a margin. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

In March 2015, Knightsbridge completed the second stage of the Frontline 2012 Vessel Transaction by issuing 31.0 million shares, priced at $4.10 per share based on the closing share price on the date of the transaction, to Frontline 2012 and assuming newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

As of March 31, 2015, and just prior to the Merger described below, Knightsbridge owned 18 Capesize dry bulk carriers of which three were on index-related time charters and fifteen were operating in the spot market. Knightsbridge also had contracts for 21 Capesize newbuildings (including 17 purchased from Frontline 2012).

The Merger

On October 7, 2014, Knightsbridge and the Former Golden Ocean entered into the Merger. The Merger was approved by the shareholders of Knightsbridge and the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, at the special general meeting of Knightsbridge shareholders, the Amended and Restated Bye-laws were adopted and the name of the post-Merger company was changed to Golden Ocean Group Limited. The Merger will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with Knightsbridge selected as the accounting acquirer under this guidance.

The Merger was completed on March 31, 2015 and shareholders in the Former Golden Ocean received 61.5 million shares of Knightsbridge as merger consideration, with one share in the Former Golden Ocean receiving 0.13749 shares of Knightsbridge. Prior to completion of the Merger, Knightsbridge had 111,231,678 common shares outstanding.

Following completion of the Merger and, pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for the fractional shares that will not be distributed to the Former Golden Ocean shareholders as merger consideration), Golden Ocean has 172,765,637 common shares outstanding. Trading in our shares commenced on the Oslo Stock Exchange on April 1, 2015 under the ticker code "VLCCF". Beginning on April 7, 2015, our shares traded on the Oslo Stock Exchange under the ticker code “GOGL”. Our common shares began trading under our new name and ticker symbol “GOGL” on the Nasdaq Global Select Market on April 1, 2015.

As of March 31, 2015, and following completion of the Merger, we own 47 vessels and have 25 newbuildings under construction. In addition, we have four vessels chartered-in and one vessel owned through a joint venture. Six of the vessels are chartered out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

Recent Developments following the Merger

In April 2015, we agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. The vessels are expected to be delivered to the buyer by the end of June 2015.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels, which were owned by us prior to the completion of the Merger and are currently under construction at a Chinese yard. We will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to us (two in 2015 and two in 2016). We will time charter-in three of the vessels for periods between six and twelve months.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and will be sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. The vessels are expected to be delivered to Ship Finance in July 2015, subject to customary closing conditions. The vessels will be time chartered-in by one of our subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

In April 2015, we have reached agreements with several of our yards to delay the delivery dates of 17 newbuildings by 73 months in aggregate. These changes resulted in an increase in newbuilding commitments of $1.1 million such that, as of the date of this annual report, we are committed to make newbuilding installments of $936.6 million with expected payments of $330.7 million, $471.4 million and $134.5 million in 2015, 2016 and 2017, respectively.

B.  BUSINESS OVERVIEW

Our Reporting Segment

We operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of three VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale' at December 31, 2012, the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations. An analysis of our revenues from continuing operations is as follows:

(in thousands of $)	2014	2013	2012
Total operating revenues – dry bulk carrier market	96,715	37,546	37,315

Our vessels operate worldwide and as a result, our management does not, and Knightsbridge's management did not, evaluate performance by geographical region because this information is not meaningful.

Our Business Strategy

Our business strategy is to operate a diversified fleet of dry bulk carriers with flexibility to adjust our exposure to the dry bulk market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to renew and grow our fleet through selective acquisitions.

Our goal is to generate competitive returns for our shareholders. Our cash distribution policy is to declare quarterly cash distributions to shareholders, substantially equal to or at times greater than net operational cash flow in the reporting quarter less reserves that the Board may from time to time determine are necessary, such as reserves for drydocking and other possible cash needs. We intend to finance our future vessel acquisitions not from our cash flow from operations, but from external sources, such as equity offerings and additional indebtedness.

There is no guarantee that our shareholders will receive quarterly cash distributions from us. Our cash distribution policy may be changed at any time at the sole discretion of the Board, who will take into account, among other things, our newbuilding commitments, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of cash distributions, if any, that we may pay. For example, Knightsbridge’s board of directors, or the Knightsbridge Board, decided not to declare a dividend for the fourth quarter of 2014 due to the market environment.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries will rest with the Board. We plan to operate management services through our subsidiary incorporated in Bermuda, Golden Ocean Group Management (Bermuda) Ltd., who in turn will subcontract services to Golden Ocean Management AS and Golden Ocean Management Asia Pte Ltd., subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. The Board plans to define the scope and terms of the services to be provided, including day-to-day operations, by the aforementioned subsidiaries, and will require that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel to act on our behalf.

We currently receive general administrative services from ICB Shipping (Bermuda) Limited, or the General Manager, which is a wholly owned subsidiary of Frontline. The technical management of our vessels is provided by ship mangers subcontracted by the General Manager and pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, Golden Ocean Group Management (Bermuda) Ltd., or the Dry Bulk Manager, manages our dry bulk carriers. As a result of the Merger, we plan to review the services performed by the General Manager and the Dry Bulk Manager (which is now our wholly-owned subsidiary).

For more information on our agreements with the General Manager and the Dry Bulk Manager, please see “Item - Major Shareholders and Related Party Transactions - B. Related Party Transactions”.

Capesize Chartering Ltd.

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd. The new company will combine and coordinate the chartering services of all the parties. Capesize Chartering Ltd commenced operations in the second half of

February 2015 from the existing offices of each of the five parties involved. Following the completion of the Merger, our Capesize spot trading vessels will be marketed by the joint venture.

Seasonality

The dry bulk trade has a history of tracking seasonal demand fluctuations, but this appears to have become less dependent on such fluctuations as a result of the increased transportation of certain dry bulk commodities. In the last few years, adverse weather conditions in the Southern Hemisphere, which often occur during the first quarter, have had a negative impact on iron ore and coal exports from Australia and iron ore exports from Brazil.

Grain has traditionally had the greatest impact on the dry bulk market, particularly during the peak demand seasons, which occurs during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. Since iron ore, like most other commodities, has moved from fixed price agreements between shippers and receivers to spot pricing, short term price fluctuations have had an impact on iron ore trading by reducing normal seasonal patterns. Other factors, however, such as weather and port congestion still impact market volatility.

Customers

Revenues from three customers in the year ended December 31, 2014 each accounted for 10 percent or more of Knightsbridge's consolidated revenues from discontinued and continuing operations, in the amount of $8.2 million, $8.0 million, and $7.9 million, respectively.

Revenues from three customers in the year ended December 31, 2013 each accounted for 10 percent or more of Knightsbridge's consolidated revenues from discontinued and continuing operations, in the amount of $17.0 million, $5.0 million and $4.3 million, respectively.

Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of Knightsbridge's consolidation revenues from discontinued and continuing operations, in the amount of $17.4 million, $11.6 million and $5.1 million, respectively.

Competition

The market for international seaborne dry bulk transportation services is highly fragmented and competitive. Seaborne dry bulk transportation services are generally provided by independent ship-owner fleets. In addition, many owners and operators in the dry bulk sector pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Competition for charters in the dry bulk market is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the CLC, the Bunker Convention and MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

The operation of our vessels is also affected by the requirements contained in the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs.  OPA limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $2,000 per gross ton or $17.088 million per double hull tanker, and with respect to non-tank vessels, the greater of $1,000 per gross ton or $854,000 for any non-tank vessel, respectively (subject to periodic adjustment for inflation).  These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels required to have one.

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

The EPA has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. On March 28, 2013, EPA re-issued the VGP for another five years; this 2013 VGP took effect December 19, 2013. The 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in US waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

USCG regulations adopted under the U.S. National Invasive Species Act, or the NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, which require the installation of equipment to treat ballast water before it is discharged in U.S. waters or, in the alternative, the implementation of other port facility disposal arrangements or procedures. Vessels not complying with these regulations are restricted from entering U.S. waters. The USCG must approve any technology before it is placed on a vessel

At the international level, the IMO adopted the International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force. Many of the implementation dates in the BWM Convention have already passed, so that once the BWM Convention enters into force, the period of installation of mandatory ballast wager exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels constructed before the entry into force date “existing vessels” and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force of the BWM Convention. Once mid-ocean ballast water exchange or ballast water treatment system requirements become mandatory, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of such compliance would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The U.S. Clean Air Act, or the CAA, including its amendments of 1977 and 1990, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State.

Compliance with future EPA and the USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause us to incur additional compliance costs. The IMO is also considering the implementation of market-based mechanisms to reduce greenhouse gas emissions from ships at an upcoming MEPC session. The European Parliament and Council of Ministers are expected to endorse regulations that would require monitoring and reporting of greenhouse gases from marine vessels, in 2015. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labor Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or MLC 2006. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. The MLC 2006 could require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect.  To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.  The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security.  The new Chapter V became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or ISPS Code.  The ISPS Code is designed to enhance the security of ports and ships against terrorism.  Amendments to SOLAS Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code.

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

The USCG regulations, intended to align with international maritime security standards, exempt from the MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We believe that our fleet is currently in compliance with applicable security requirements.

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

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about Knightsbridge's fleet of vessels and newbuildings as of March 31, 2015 (just prior to completion of the Merger):

Vessel	Built	Approximate DWT	Flag	Type of Employment

Capesize - owned tonnage
Battersea (1)	2009	169,500	MI	Spot related time charter
Belgravia (1)	2009	169,500	MI	Spot market
Golden Future (1)	2010	176,000	HK	Spot related time charter
Golden Zhejiang (1)	2010	176,000	HK	Spot related time charter
KSL China (1)	2013	179,000	MI	Spot market
KSL Salvador	2014	181,000	HK	Spot market
KSL San Francisco	2014	181,000	HK	Spot related time charter with RWE
KSL Santiago	2014	181,000	HK	Spot related time charter with RWE
KSL Santos	2014	181,000	HK	Spot market
KSL Sapporo	2014	181,000	HK	Spot market
KSL Seattle	2014	181,000	HK	Spot market
KSL Singapore	2014	181,000	HK	Spot market
KSL Sydney	2014	181,000	HK	Spot market
KSL Sakura	2015	181,000	HK	Spot market
Golden Kathrine	2015	182,500	HK	Spot market
KSL Seoul	2015	181,000	HK	Spot related time charter with RWE
KSL Seville	2015	181,000	HK	Spot market
KSL Stockholm	2015	181,000	HK	Spot related time charter with RWE

Capesize - newbuilding
KSL Aso	2015	180,000	n/a	n/a
KSL Atlantic (2)	2015	180,000	n/a	n/a
KSL Baltic (2)	2015	180,000	n/a	n/a
KSL Barnet	2015	180,000	n/a	n/a
KSL Bexley	2015	180,000	n/a	n/a
KSL Caribbean (2) (3)	2015	180,000	n/a	n/a
KSL Finsbury	2015	180,000	n/a	n/a
KSL Fulham	2015	180,000	n/a	n/a
KSL Shanghai	2015	180,000	n/a	n/a
KSL Cirrus	2016	180,000	n/a	n/a
KSL Savannah	2016	180,000	n/a	n/a
KSL Arcus	2016	180,000	n/a	n/a
KSL Calvus (4)	2016	180,000	n/a	n/a
KSL Cumulus	2016	180,000	n/a	n/a
KSL Fractus (4)	2016	180,000	n/a	n/a
KSL Incus (4)	2016	180,000	n/a	n/a
KSL Mediterranean (2)	2016	180,000	n/a	n/a
KSL Nimbus	2016	180,000	n/a	n/a
KSL Radiatus (4)	2016	180,000	n/a	n/a

Newcastlemax - newbuilding
KSL Scape (3)	2015	210,000	n/a	n/a
KSL Swift (3)	2015	210,000	n/a	n/a

1.	In April 2015, the Company agreed to a sale and lease back transaction for this vessel with Ship Finance.

2.	In April 2015, the Company agreed to sell this newbuilding vessel following the completion of construction its delivery to the Company.

3.	In April 2015, the Company agreed to a delay in the delivery date from 2015 to 2016. This will also result in an extension in the payment profile of newbuilding installments.

4.	In April 2015, the Company agreed to a delay in the delivery date from 2016 to 2017. This will also result in an extension in the payment profile of newbuilding installments.

Please see "Item 4A-Information on the Company – History and Development of the Company."

Key to Flags: MI - Marshall Islands, HK - Hong Kong.

The following table summarizes key information about the fleet of vessels and newbuildings acquired as a result of the Merger on March 31, 2015:

Vessel	Built	Approximate DWT	Flag	Type of Employment

Capesize - owned tonnage
Channel Alliance (1)	1996	171,978	HK	Spot market
Channel Navigator (1)	1997	172,058	HK	Spot market
Golden Feng	2009	170,500	MI	Spot related time charter
Golden Magnum (2)	2009	179,788	HK	Spot market
Golden Shui	2009	170,500	MI	Spot related time charter
Golden Beijing (2)	2010	176,000	HK	Spot related time charter
Golden Zhoushan (2)	2011	175,834	HK	Spot related time charter
Golden Opus (3)	2010	180,716	HK	Spot market

Ice Class Panamax - owned tonnage
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,500	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength (4)	2009	75,745	HK	Time charter
Golden Suek (5)	2011	74,500	HK	Time charter
Golden Bull (6)	2012	74,500	HK	Time charter
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,187	HK	Spot market
Golden Pearl	2013	74,187	HK	Spot market
Golden Ruby	2014	74,500	HK	Spot market

Panamax - chartered in
Golden Lyderhorn (7)	1999	74,242	HK	Spot market
Golden Sakura (8)	2007	76,596	PA	Spot market

Kamsarmax - owned tonnage
Golden Eminence	2010	79,447	HK	Spot related time charter
Golden Empress (9)	2010	79,600	HK	Time charter
Golden Endeavour (10)	2010	79,600	HK	Time charter
Golden Endurer (11)	2011	79,600	HK	Time charter
Golden Enterprise	2011	79,471	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market

Kamsarmax - chartered in

Golden Eclipse (12)	2010	79,600	HK	Time charter

Supramax - owned
Golden Aries	2015	63,800	HK	Spot market
Golden Cecilie	2015	60,000	HK	Spot market
Golden Cathrine	2015	60,000	HK	Spot market
Golden Gemini	2015	63,800	HK	Spot market

Supramax - chartered in
Golden Hawk	2015	58,000	PA	Spot market

Supramax - newbuildings
Golden Taurus	2015	63,800	n/a	n/a
Golden Leo	2016	63,800	n/a	n/a
Golden Libra	2016	63,800	n/a	n/a
Golden Virgo	2016	63,800	n/a	n/a

1.	In April 2015, the Company agreed to sell this vessel with expected delivered to the buyer by the end of June 2015.

2.	In April 2015, the Company agreed to a sale and lease back transaction for this vessel with Ship Finance.

3.	This vessel is owned through a joint venture with ST Shipping and Transportation Pte Ltd.

4.	The time charter expires in May 2015.

5.	The time charter expires in November 2016.

6.	The time charter expires in August 2017.

7.	This vessel is chartered in on a bareboat charter expiring in September 2016 and is recorded as a vessel under capital lease.

8.	This vessel is chartered in on a time charter with earliest re-delivery in June 2015, which is recorded as an operating lease.

9.	The time charter expires in December 2021.

10.	The time charter expires in October 2020.

11.	The time charter expires in November 2020.

12.	This vessel is chartered in on a bareboat charter expiring in February 2020 and is recorded as a vessel under capital lease. The time charter-out expires in February 2020.

Please see "Item 4A-Information on the Company – History and Development of the Company."

Key to Flags: MI - Marshall Islands, HK - Hong Kong, PA - Panama.

Other than our interests in the vessels and newbuildings described above, we do not own any material physical properties. We lease office space in Oslo from Frontline Management AS, a subsidiary of Frontline, at market rates. We also have other leased properties, which are not considered material.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3-Selected Financial Data", "Item 4-Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of March 31, 2015, just prior to the completion of the Merger, Knightsbridge owned and operated 18 Capesize vessels and owned 21 newbuildings with expected delivery dates in 2015 and 2016. Each of the vessels is (or, in the case of newbuildings, are expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands or Hong Kong.

As of March 31, 2015, and following completion of the Merger, we own 47 vessels and have 25 newbuildings under construction. In addition, we have four vessels chartered-in and one vessel owned through a joint venture. Six of the vessels are chartered out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

A full fleet list is provided in "Item 4D-Information on the Company-Property, Plant and Equipment" showing the vessels and newbuildings that we currently own and charter-in.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Management believes that the following accounting policies are the most critical in fully understanding and evaluating Knightsbridge's reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to the audited Consolidated Financial Statements included herein for details of all material accounting policies.

Revenue and expense recognition

Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.We use a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

Demurrage is a form of damages for breaching the period allowed to load and unload cargo in a voyage charter, or the laytime, and is recognized as income according to the terms of the voyage charter contract when the charterer remains in possession of the vessel after the agreed laytime.

Claims for unpaid charter hire and damages for early termination of time charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter revenue. Amounts in excess of services previously rendered are classified as other operating income.

Losses from uncollectible receivables

Losses from uncollectible receivables accrue when collection of the invoiced revenues is not assured. Management makes a judgment with regards to whether or not this should be recognized as income and if collection is not reasonably assured, no revenue will be recognized until cash has been received. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivable.

Vessels and depreciation

Vessels are stated at cost less accumulated deprecation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years.

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation calculated using an estimated useful life of 25 years from such date. On January 1, 2014, Knightsbridge changed the estimate related to the estimated scrap rate for its four Capesize vessels from an average of $281 per lightweight ton to $361 per lightweight ton. The resulting change in salvage value has been applied prospectively and reduced depreciation/increased net income by approximately $0.3 million for the year ended December 31, 2014. This change did not have an impact on basic and diluted earnings per share. The estimated residual values for the eight Capesize newbuildings delivered in 2014 and the 2013-built Capesize vessel purchased in 2014 are based on estimated scrap rates of $362 to $380 per lightweight ton. Our assumptions used in the determination of estimated salvage value took into account then current scrap prices, the historic pattern of scrap rates over the ten years ended December 31, 2013, estimated changes in future market demand for scrap steel and estimated future demand for vessels. Management believes that $361 per lightweight ton is a reasonable estimate of future scrap prices, taking into consideration the cyclicality of the nature of future demand for scrap steel. Although management believes that the assumptions used to determine the scrap rate are reasonable and appropriate, such assumptions are highly subjective, in part, because of the cyclicality of the nature of future demand for scrap steel.

Impairment of Long Lived Assets

The carrying values of our vessels and newbuildings may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us and newbuildings under development are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. In such instances, an impairment charge would be recognized if the estimate of the undiscounted future cash flows expected to result from the use of the vessel and its eventual disposition is less than the vessel's carrying amount. This assessment is made at the individual vessel level as separately identifiable cash flow information for each vessel is available. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts, and (ii) the trailing 20-year historical average rates, based on quarterly average rates published by a third party maritime research service. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and 20-year historical average rates calculated as of the reporting date to be reasonable.

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

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets," we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of each of Knightsbridge's Capesize vessels as of December 31, 2014;

Vessel	Built	Approximate Dwt	Carrying Value ($ millions)
Belgravia (1)	2009	169,500	67.2
Battersea (1)	2009	169,500	71.3
Golden Future (1)	2010	176,000	60.4
Golden Zhejiang (1)	2010	176,000	53.2
KSL China (1)	2013	179,000	61.4
KSL Seattle	2014	181,000	68.1
KSL Singapore	2014	181,000	68.1
KSL Sapporo	2014	181,000	68.4
KSL Salvador	2014	181,000	69.3
KSL San Francisco	2014	181,000	65.7
KSL Santos	2014	181,000	65.6
KSL Sydney	2014	181,000	68.8
KSL Santiago	2014	181,000	65.2

1.
In April 2015, the Company agreed to a sale and lease back transaction for this vessel with Ship Finance.We believe that the basic charter-free market value for each of these vessels is lower than its carrying value and that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $104.2 million.

We believe that the basic charter-free market value for each of the vessels above is lower than its carrying value and that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $210.0 million. We believe that the future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life will exceed the vessel's carrying value as of December 31, 2014, and accordingly, have not recorded an impairment charge.

The basic charter-free market value for each of the 14 newbuildings we owned at December 31, 2014, is lower than the newbuilding's total estimated cost of completion (being the aggregate of the carrying value at December 31, 2014, remaining installments to be paid and estimated newbuilding supervision costs and capitalized interest). We believe that the aggregate estimated cost of completion of these newbuildings exceeds their aggregate basic charter-free market value by approximately $71.0 million. We believe that the future undiscounted cash flows expected to be earned by each newbuilding over its estimated useful life will exceed the newbuilding's estimated cost of completion and, accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and we may incur a loss if we sell vessels following a decline in their market value".

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

Losses from uncollectible receivables are accrued when information is available before the financial statements are issued that indicates that it is probable that a receivable will not be collected.

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

Interest expense depends on our overall borrowing levels and will change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments. At December 31, 2014, all of our debt was floating rate debt. We have assumed interest rate swaps from the Former Golden Ocean following completion of the Merger and we may enter into further interest rate swap arrangements if we believe it is advantageous to do so.

We have determined that an individual vessel within a vessel class is not a component as defined by the accounting standard for the purpose of discontinued operations as we do not believe that the operations of an individual vessel within a vessel class can be clearly distinguished. Generally, we believe that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and has presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012. This vessel was sold during 2013.

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

Consistent with shipping industry practice and U.S. GAAP, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

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

Year ended December 31, 2014 compared with year ended December 31, 2013

Operating revenues

(in thousands of $)	2014	2013	% Change
Time charter revenues	22,656	27,677	(18.1)
Voyage charter revenues	53,706	9,869	444.2
Other operating income	20,353	—	—
Total operating revenues	96,715	37,546	157.6

Time charter revenues decreased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to a decrease in revenues of $9.3 million from the Belgravia, which traded on time charter to mid-June 2014 at which time it was redelivered to Knightsbridge and commenced trading in the spot market. This was partially offset by an increase in revenues of $3.5 million from the Golden Zhejiang, which resulted in part due to $1.9 million received as partial settlement of a claim for unpaid charter hire and damages. This amount was received in March 2014 and was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

Voyage charter revenues increased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to the following reasons;

•
An increase in revenues of $41.4 million, which resulted from the delivery of eight newbuildings in 2014 (KSL Seattle and KSL Singapore were delivered in May; KSL Sapporo and KSL Sydney were delivered in June and July, respectively; KSL Salvador and KSL Santiago were delivered in September and KSL San Francisco and KSL Santos were delivered in October) and the delivery of Bulk China (renamed KSL China), purchased from Karpasia, in April 2014, all of which commenced trading in the spot market upon delivery.

•	An increase in revenues of $5.5 million from the Belgravia, which commenced trading in the spot market during the second half of 2014 following its redelivery from time charter.

This was partially offset by a decrease in revenues of $3.0 million from the Battersea, which traded in the spot market to August 2014 at which time it commenced a time charter terms with an earliest redelivery in July 2015.

Other operating income in the year ended December 31, 2014 comprises;

•
$17.5 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang. Knightsbridge also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

•	$0.3 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Battersea, and

•	$2.6 million received as settlement for the early charter termination of a time charter for the Belgravia.

Operating expenses

(in thousands of $)	2014	2013	% Change
Voyage expenses and commission	33,955	6,809	398.7
Ship operating expenses	18,676	7,897	136.5
Administrative expenses	5,037	4,937	2.0
Depreciation	19,561	11,079	76.6
Total operating expenses	77,229	30,722	151.4

Voyage expenses and commissions increased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to the following reasons;

•
An increase $25.6 million, which resulted from the delivery of eight newbuildings in 2014 (KSL Seattle and KSL Singapore were delivered in May; KSL Sapporo and KSL Sydney were delivered in June and July, respectively; KSL Salvador and KSL Santiago were delivered in September and KSL San Francisco and KSL Santos were delivered in October) and the delivery of Bulk China (renamed KSL China), purchased from Karpasia, in April 2014, all of which commenced trading in the spot market upon delivery.

•	An increase of $3.1 million from Belgravia, which commenced trading in the spot market during the second half of 2014 following its redelivery from time charter.

This was partially offset by a decrease of $1.7 million from the Battersea which traded on the spot market to August and upon redelivery from the charterer commenced trading on time charter terms.

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance. Ship operating expenses increased in the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the addition of nine vessels to the fleet during 2014.

Administrative expenses increased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to an increase in professional fees and audit fees incurred in connection with Knightsbridge's then prospective merger with the Former Golden Ocean, which was partially offset by a decrease in RSU expense.

On January 1, 2014, Knightsbridge changed the estimated scrap rate for its four Capesize vessels from an average of $281 per lightweight ton to $361 per lightweight ton. The resulting change in salvage value has been applied prospectively and reduced depreciation by approximately $0.3 million for the year ended December 31, 2014. This change also resulted in an increase in net income of approximately $0.3 million for the year ended December 31, 2014. Depreciation increased in the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the addition of nine vessels to the fleet during 2014. Bulk China (renamed KSL China) was purchased in April 2014. KSL Seattle and KSL Singapore were delivered in May; KSL Sapporo and KSL Sydney were delivered in June and July, respectively; KSL Salvador and KSL Santiago were delivered in September and KSL San Francisco and KSL Santos were delivered in October.

Other income (expenses)

(in thousands of $)	2014	2013	% Change
Interest income	29	41	(29.3)
Interest expense	(2,525)	(2,827)	(10.7)
Other financial items	(737)	(508)	45.1
Net other expenses	(3,233)	(3,294)	(1.9)

Interest income in the years ended December 31, 2014 and December 31, 2013 relates solely to interest received on bank deposits.

Interest expense decreased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to the following reasons;

•	An increase in bank loan interest expense of $2.2 million, which resulted from $270.0 million of additional borrowings in connection with Knightsbridge's newbuilding program.

•	An increase in commitment fees of $1.3 million resulting from an increase in committed, undrawn loan facilities.

This was offset by an increase in capitalized interest on newbuildings of $3.8 million, primarily due to the newbuildings acquired from Frontline 2012 in April 2014 and September 2014.

Losses related to other financial items increased in the year ended December 31, 2014 as compared to the year ended December 31, 2013 primarily due to increased amortization of deferred charges.

Net loss from discontinued operations

(in thousands of $)	2014	2013	% Change
Net loss from discontinued operations	(258)	(7,433)	(96.5)

Net loss from discontinued operations relates to the operations of Knightsbridge’s VLCCs.

Knightsbridge had one VLCC at the start of 2013, which was sold in April 2013. There were no operating revenues in the year ended December 31, 2013, while a provision of $0.2 million was made in respect of a doubtful demurrage balance. There was a gain of $0.3 million relating to the sale of equipment, operating costs of $7.3 million (including an impairment loss on vessels of $5.3 million) and non operating expenses of $0.2 million.

Net loss from discontinued operations in the year ended December 31, 2014, comprises primarily of legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Year ended December 31, 2013 compared with year ended December 31, 2012

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

In December 2013, Knightsbridge received $756,000 from Sanko Steamship Co. Ltd., or Sanko, as a partial settlement of a $17 million claim for unpaid charter hire and claims of the Battersea. This amount was recorded as time charter income in the fourth quarter of 2013.

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

Administrative expenses increased in the year ended December 31, 2013 as compared to the year ended December 31, 2012 primarily due to an increase in legal fees incurred in connection with Knightsbridge’s claims against certain charterers.

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

Net loss from discontinued operations relates to the operations of Knightsbridge’s VLCCs.

Knightsbridge had one VLCC at the start of 2013, which was sold in April 2013. There were no operating revenues in the year ended December 31, 2013, while a provision of $0.2 million was made in respect of a doubtful demurrage balance. There was a gain of $0.3 million relating to the sale of equipment, operating costs of $7.3 million (including an impairment loss on vessels of $5.3 million) and non operating expenses of $0.2 million.

Knightsbridge had four VLCCs at the start of 2012 and sold three of them during 2012. The net loss from discontinued operations in the year ended December 31, 2012 resulted from operating revenues of $24.5 million, a loss from the sale of vessels of $13.1 million, operating expenses of $69.1 million (including an impairment loss of $41.6 million) and non operating costs of $1.6 million.

Recently Issued Accounting Standards

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. We are required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. We are currently considering the impact of these amendments on our consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for us for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. We are currently considering the impact of these amendments on our consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently considering the impact of these amendments on our consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for us for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. We are currently considering the impact of these amendments on our consolidated financial statements.

Accounting Standards Update No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. This Update was issued as part of an initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as the convertible bond issuance for the Former Golden Ocean. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk carriers cause the industry to be cyclical in nature.

There are currently no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Out short-term liquidity requirements relate to service of debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

In addition to the short term funding requirements, our liquidity requirements include funding the newbuilding vessels, the acquisition of second-hand vessels and the repayment of long-term debt balances.

Knightsbridge

Knightsbridge’s sources of capital have been the proceeds of its initial public offering, subsequent equity offerings, bank loans, proceeds from the sale of vessels and charter hire income.

As of December 31, 2014, 2013 and 2012, Knightsbridge had cash and cash equivalents of $42.2 million, $98.3 million and $79.3 million, respectively. As of December 31, 2014, 2013 and 2012, Knightsbridge had restricted cash of $18.9 million, $15.0 million and $15.0 million, respectively, which is a minimum liquidity balance that Knightsbridge was required to maintain at all times under Knightsbridge's loan facilities.

Net cash provided by operating activities in the year ended December 31, 2014 was $24.9 million compared with net cash provided by operations of $12.3 million in the year ended December 31, 2013. Knightsbridge's reliance on the spot market and index-related time charters contributes to fluctuations in cash flows from operating activities as a result of its exposure to volatile Capesize vessel rates. Any increase or decrease in the average rates earned by Knightsbridge's vessels in periods subsequent to December 31, 2014, compared with the actual rates achieved during 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

Knightsbridge's Newbuildings

In April 2014, Knightsbridge acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and a subsidiary of Knightsbridge acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration consisted of the issuance of 15.5 million and 3.1 million shares, which were recorded at a price of $12.54 per share, to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, $150.0 million was assumed in remaining newbuilding instalments in connection with the SPCs acquired from Frontline 2012 and $24.0 million was paid in cash to Karpsasia. Cash of $43.4 million was acquired on the purchase of the SPCs. Two of the five Capesize newbuildings, KSL Seattle and KSL Singapore, were delivered in May 2014 and the remaining three, KSL Sapporo, KSL Sydney and KSL Salvador, were delivered in June, July and September 2014, respectively. The 2013-built Capesize dry bulk carrier was delivered in April 2014.

In April 2014, Knightsbridge agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, Knightsbridge acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard in September 2014. The consideration for these SPCs consisted of the issuance of 31.0 million shares. The issuance of the 31 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the SPCs. Two of the Capesize newbuildings, KSL San Francisco and KSL Santos, were delivered from the yard in October 2014.

During the year ended December 31, 2014, Knightsbridge paid $357.4 million in connection with its newbuilding program and paid cash distributions of $29.0 million.

As of December 31, 2014, Knightsbridge was committed to make newbuilding installments of $548.7 million with expected payment in 2015.

In January 2015, Knightsbridge took delivery of four Capesize dry bulk newbuildings, the KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine, which were purchased from Frontline 2012 in September 2014. In connection with the four vessels final installments of $153.0 million, in aggregate, were paid and four tranches of $30.0 million each, or $120.0 million in aggregate, were drawn down from the $420.0 million term loan facility signed in June 2014 (see Knightsbridge's Borrowing Activities below).

In March 2015, Knightsbridge took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In March 2015, Knightsbridge acquired the remaining 12 SPCs from Frontline 2012 and issued 31.0 million shares as consideration. Knightsbridge assumed net newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million, with expected payment of $163.3 million in 2015 and $240.7 million in 2016.

As of March 31, 2015, just prior to completion of the Merger, Knightsbridge was committed to make newbuilding installments of $847.5 million with expected payment of $459.8 million in 2015 and $387.7 million in 2016.

Knightsbridge's Borrowing Activities

$58.24 Million Credit Facility

In July 2010, Knightsbridge entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each relating to the VLCC vessels in the fleet to refinance the outstanding balance of $56 million of debt under its previous $140 million loan facility. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan was repayable on a quarterly basis with a balloon payment at the final maturity date June 2015 and had an interest rate of LIBOR plus a margin.

During 2012, $38.0 million of this loan was repaid as a result of the sales of the VLCCs Hampstead, Titan Venus and Kensington, in September, October and November 2012, respectively. The sales of these VLCCs generated net cash, after the repayment of debt, of approximately $28 million. As of December 31, 2012, we had $12.4 million of outstanding borrowings under this facility with no available, undrawn amount. The remaining balance on this facility was repaid in the second quarter of 2013 upon the sale of the VLCC Mayfair.

$175 Million Credit Facility

In December 2010, Knightsbridge refinanced its $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million, each relating to a Capesize vessel, and a revolving debt facility of $75 million. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The loan has an interest rate of LIBOR plus a margin of 2.50%. In May 2013, the revolving debt facility of $75.0 million was reduced to $40.0 million. In May 2014, the repayment profile of the $135.0 million term loan facility was changed from a balloon payment of the full amount in May 2015 to four quarterly installments commencing in May 2015, each equal to 1/48 of the outstanding loan amount, and a balloon payment for the remaining balance in May 2016. During 2014, $30.0 million was drawn down from this facility to part finance the 2013-built Capesize bulk carrier, Bulk China (renamed KSL China), purchased from Karpasia in April 2014 with a similar repayment profile to that agreed in May 2014. As of December 31, 2014, $125.0 million was outstanding on this facility and $10.0 million was available for vessel acquisitions but undrawn.

$420.0 Million Term Loan Facility

In June 2014, Knightsbridge entered into a term loan facility of up to $420.0 million, depending on the market values of the vessels at the time of draw down, consisting of fourteen tranches of $30.0 million to finance, in part, fourteen of its newbuildings. Each tranche is repayable by quarterly installments of $375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first draw down date or June 2020. The final draw down date must be no later than October 2016. The loan has an interest rate of LIBOR plus a margin of 2.50%. Knightsbridge drew down six tranches of $30.0 million each in the third quarter of 2014 as part financing of the KSL Seattle, KSL Sapporo, KSL Sydney, KSL Singapore, KSL Salvador and KSL Santiago and drew down two tranches of $30.0 million each in the fourth quarter of 2014 as part financing of the KSL San Francisco and KSL Santos. Also in the fourth quarter, Knightsbridge paid four installments of $375,000 each. As of December 31, 2014, $238.5 million was outstanding on this facility and the available, undrawn amount was $180.0 million.

In January 2015, Knightsbridge took delivery of four Capesize dry bulk newbuildings, the KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine, which were purchased from Frontline 2012 in September 2014, and drew down four tranches of $30.0 million each, or $120.0 million in aggregate. In March 2015, Knightsbridge took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014, and drew down $28.6 million. Knightsbridge paid eight installments of $375,000 each in the first quarter of 2015. As of March 31, 2015, $384.1 million was outstanding on this facility and the available, undrawn amount was $30.0 million.

$425.0 Million Senior Secured Post-Delivery Term Facility

In February 2015, an agreement was signed between Knightsbridge (as guarantor), various SPCs (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty year profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

Knightsbridge’s Loan Covenants

Each Knightsbridge loan agreement contains a loan-to-value clause, which could require it to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The loans also include cross default provisions. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

Knightsbridge was in compliance with all of the financial and other covenants contained in its loan agreements as of December 31, 2014.

Other Activities

Knightsbridge has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair. Knightsbridge is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. Knightsbridge is unable to predict the outcome of this case at this time.

In March 2014 and June 2014, Knightsbridge received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. These amounts were received in connection with a claim that was lodged jointly with another claimant's claim against the same defendant. Knightsbridge received a payment of $3.3 million in October 2014 and received a final payment of $3.1 million in December 2014. Both amounts were recognized as other operating income in the fourth quarter of 2014.

In February 2014 and April 2014, Knightsbridge received $0.2 million and $0.1 million as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

Knightsbridge's Equity offering

On October 17, 2013, Knightsbridge announced a public offering of 6,000,000 common shares and a 30 day option granted to the book-running manager to purchase additional common shares representing 15% of the offered shares. The offering was priced at $9.00 per share and the book-running manager did not exercise its option. As a result, 6,000,000 common shares were issued in October 2013 and Knightsbridge received net proceeds of approximately $51.2 million. Knightsbridge used the net proceeds of this offering to partially fund the acquisition of newbuilding vessels and for general corporate purposes.

The Former Golden Ocean

The Former Golden Ocean’s sources of capital have been the proceeds of its initial public offering, subsequent equity offerings, bank loans, convertible bonds, debt financing, proceeds from the sale of vessels and charter hire income. Restricted cash balances of the Former Golden Ocean mainly relate to margin calls on derivatives positions or minor amounts secured for tax payments or for claims processes.

The Former Golden Ocean’s Borrowing Activities

$201.4 Million Credit Facility

In June 2008, the Former Golden Ocean entered into a $201.4 million credit facility to cover pre- and post-delivery financing of four vessels under construction at Jinhaiwan. Two of the vessels, Golden Zheijang and Golden Future were later sold and the facility now relates to two vessels, Golden Zhoushan and Golden Beijing. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan is repayable via quarterly payments of $1.0 million and a balloon payment at the final maturity date December 31, 2017 of $34.4 million and bears interest at LIBOR plus a margin of 2.75%. During 2011 and 2012, $27.5 million of this loan was repaid under the minimum value clause as a result of decreasing vessel values. As of December 31, 2014, $46.4 million was outstanding under this facility and there was no available, undrawn amount.

$33.93 Million Credit Facility

In May 2013, the Former Golden Ocean entered into a $33.93 million credit facility to cover post-delivery financing of two vessels bought from third parties but delivered directly after construction at Pipavav shipyard in India, Golden Pearl and Golden Diamond. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan is repayable via quarterly payments of $0.6 million with a balloon payment at the final maturity date May 27, 2018 of $22.6 million and bears interest at

LIBOR plus a margin of 2.75%. As of December 31, 2014, $31.1 million was outstanding under this facility and there was no available, undrawn amount.

$82.5 Million Credit Facility

In October 2013, the Former Golden Ocean refinanced its previous $224 million loan facility and entered into a $82.5 million credit facility consisting of six tranches relating to two Capesize vessels, Channel Alliance and Channel Navigator, and four Panamax vessels, Golden Strength, Golden Ice, Golden Saguenay and Golden Opportunity. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The loan is repayable via quarterly payments of $2.9 million until February 2016 and $1.4 million thereafter with a balloon payment on October 31, 2018 of $37.3 million.The loan bears interest at LIBOR plus a margin of 2.75%. As of December 31, 2014, $70.8 million was outstanding under this facility and there was no available, undrawn amount.

$23.8 Million Credit Facility

In September 2013, the Former Golden Ocean entered into a $23.8 million credit facility to part finance the Capesize vessel Golden Magnum purchased together with a partner in May 2013, but in 2014 bought entirely by the Former Golden Ocean. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan is repayable via quarterly payments of $0.2 million until September 2015 and $0.6 million thereafter with a balloon payment at the final maturity date September 13, 2018 of $14.9 million. The loan bears interest at LIBOR plus a margin of 2.65%. As of December 31, 2014, $22.6 million was outstanding under this facility and there was no available, undrawn amount.

$284.0 Million Credit Facility

In December 2014, the Former Golden Ocean entered into a $284.0 million credit facility to (i) part finance four unfinanced vessels, Golden Ruby, Golden Ginger, Golden Rose and Golden Daisy, (ii) refinance ten vessels, Golden Eminence, Golden Endeavour, Golden Brilliant, Golden Bull, Golden Suek, Golden Empress, Golden Endurer, Golden Enterprise, Golden Feng and Golden Shui, and (iii) provide post-delivery financing of five vessels under construction at JMU in Japan and Chengxi in China, Golden Cecilie, Golden Cathrine, Golden Aries, Golden Gemini and Golden Taurus. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. This loan is repayable on a quarterly basis with a balloon payment at the final maturity date December 31, 2019 and has an interest rate of LIBOR plus a margin of 2.00%. No drawing under the facility was made as of December 31, 2014. As of March 31, 2015, $260.45 million has been drawn under the facility in connection with eighteen of the vessels. $15.0 million was available in connection with the last newbuilding, with expected delivery during the second quarter of 2015, and was undrawn at March 31, 2015.

$200.0 Million Convertible Bond

In January 2015, the Former Golden Ocean issued a $200.0 million convertible bond with a five year tenor and coupon of 3.07% per year. The initial conversion price was $2.78 per share and was to be adjusted for dividend payments from the Former Golden Ocean. The convertible bond has no regular repayments and matures in full on January 27, 2019. There are no financial covenants in the convertible bond agreement. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger.

The Former Golden Ocean's Loan Covenants

As a result of the Merger, the financial covenants in the Former Golden Ocean's loan agreements have been amended such that they are now the same as the financial covenants in the Knightsbridge's loan agreements.

Other

During 2012 and 2013, the Former Golden Ocean cancelled nine newbuilding contracts at Jinhaiwan and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, the Former Golden Ocean received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts.

As of March 31, 2015, just prior to completion of the Merger, the Former Golden Ocean was committed to make newbuilding installments of $88.0 million with expected payment of $31.0 million in 2015 and $57.0 million in 2016.

Recent Developments following the Merger

In April 2015, we agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. The vessels are expected to be delivered to the buyer by the end of June 2015. Net cash proceeds are expected to be $16.8 million from which we will repay debt of $14.3 million.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels, which were owned by us prior to the completion of the Merger and are currently under construction at a Chinese yard. We will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to us (two in 2015 and two in 2016). We will time charter-in three of the vessels for periods between six and twelve months. Sale proceeds of $92.4 million are expected to be received in 2015 and in 2016 ($184.8 million in aggregate). We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and will be sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. The vessels are expected to be delivered to Ship Finance in July 2015, subject to customary closing conditions. The vessels will be time chartered-in by one of our subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

As of March 31, 2015, after completion of the Merger, we were committed to make newbuilding installments of $935.5 million with expected payment of $490.8 million in 2015 and $444.7 million in 2016. Subsequent to March 31, 2015, we have reached agreements with several of our yards to delay the delivery dates of 17 newbuildings by 73 months in aggregate. These changes resulted in an increase in newbuilding commitments of $1.1 million such that, as of the date of this annual report, we were committed to make newbuilding installments of $936.6 million with expected payments of $330.7 million, $471.4 million and $134.5 million in 2015, 2016 and 2017, respectively. We refer you to the risk factor entitled "We will need to procure additional financing in order to complete the construction of our newbuilding vessels, which may be difficult to obtain on acceptable terms or at all.”

As of April 29, 2015, we are of the opinion that our working capital, committed financing and anticipated financing on newbuildings is sufficient for our current requirements (including newbuilding installments) for at least the next twelve months.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

The dry bulk market behaved differently during 2014 compared with previous years in many aspects. Traditionally, the seasonal pattern has been a slow start to the year due to adverse weather in the Southern hemisphere, while the fourth quarter normally provides more energy with restocking of both iron ore and coal. The first quarter of 2014 started on a high note, however, with the Baltic Dry Index, or BDI, averaging 1,371 and this was followed by 28 percent and three percent declines in the following two quarters. The negative trend reversed during October and November and there were gains during December. Overall, the average BDI for 2014 was down by six percent compared to the previous year, making 2014 the second worst year on record since 1999. Capesize vessels earned on average $14,335 per day in the fourth quarter of 2014 compared to $12,635 per day in the previous quarter and $27,071 in fourth quarter of 2013.

Chinese industrial production increased by 8.5 percent in 2014 as compared to 9.5 percent in 2013. The Chinese leadership seems to be fairly comfortable with lower GDP growth, but is still indicating that their growth target for the coming three years is within a six to seven percent range. This is still acceptable if it materializes, given the size of the Chinese economy but it is expected that there will be a shift towards more consumer focused growth rather than infrastructure driven projects.

Chinese steel consumption experienced a small decline in 2014 compared to a nine percent growth in 2013. Steel production, however, was helped by a strong growth in steel exports and increased by 1.5 percent in 2014. Annualized steel exports in November and December was approximately 115 million mt.

Expectations were high for seaborne transportation of iron ore in 2014, based on additional supply, in particular, from the miners in Australia. Iron ore imports to China increased by approximately 100 million mt in 2014 and total iron ore imports to the country reached 925 million mt, which was in line with forecaster's expectations.

What derailed the dry bulk freight market recovery were the lack of coal demand from China, the relief of the grain port congestion in South America compared to 2013 and the after effect of the stock piling ahead of the Indonesian ban on raw ore (nickel ore and bauxite) exports.

Approximately 8.5 million dwt of new dry bulk capacity was delivered during fourth quarter of 2014, compared to 11.8 million dwt in third quarter. Approximately 15.5 million dwt was removed from the tonnage list during 2014 and this was fairly evenly spread over the year. The delivery ratio compared to the official order book at the beginning of 2014 was very similar to that of the last couple of years. A delivery ratio compared to the official order book of just below 80 percent resulted in 47.5 million mt of new capacity. A total of 600 vessels above 10,000 dwt were delivered in 2014 and 285 such vessels were removed, resulting in a net fleet growth of 5.2 percent measured in carrying capacity.

The downward pressure on asset prices continued during the fourth quarter of 2014. Capesize values that had been more robust in the previous two quarters experienced a stronger negative correction than the smaller segments. According to sale and purchase brokers, the values of modern vessels (maximum five years old) were approximately 12 percent lower by the end of the year as compared to the end of September 2014.

Three months into 2015, the freight market has continued its negative trend with the BDI falling to an all-time low in February 2015. With owners not even covering their operating expenses, ordering of new capacity is not being considered and shipyards have secured very few new orders in the last three months. In addition, scrapping activity has picked up. During the first fifteen weeks of this year, 37 Capesize vessels have been committed to scrap buyers as compared to 26 Capesize vessels in all of 2014.

Most analysts expect the average spot earnings in 2015 to be in line with spot earnings in 2014.

The main downside risks are considered to be a quicker than expected change in the Chinese energy mix and a slower than expected process in restructuring China's domestic iron ore industry. Upside potential should derive from Chinese economic stimulus, supply dynamics (scrapping/cancellations of new buildings), a positive effect from lower oil prices on global economy and a strong grain season in South America could lead to higher congestion.

E. OFF-BALANCE SHEET ARRANGEMENTS

The Former Golden Ocean guarantees debt and other obligations of certain of its equity method investees. The debt and other obligations are primarily due to banks in connection with financing the purchase of vessels and equipment used in the joint venture operations. As of December 31, 2014, the joint venture owning the Golden Opus had total bank debt outstanding of $19.9 million and the Former Golden Ocean had guaranteed 50% of this amount. Consequently, the maximum potential liability was $9.95 million as of December 31, 2014. The carrying amount of this liability in the unaudited balance sheet of the Former Golden Ocean at December 31, 2014 was nil.

Apart from the above, we are not subject to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2014, Knightsbridge had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Debt (1)	363,500	19,812	153,188	190,500	—
Newbuilding installments	548,653	548,653	—	—	—
Total contractual cash obligations	912,153	568,465	153,188	190,500	—

(1)All of Knightsbridge's loan facilities are at floating interest rates based on LIBOR plus a margin and Knightsbridge has not entered into any interest rate swaps. The amounts included above do not include interest payments.

As of December 31, 2014, Knightsbridge was committed to the second stage of the Frontline 2012 Vessel Transaction. This was completed in March 2015, at which time Knightsbridge issued 31.0 million shares, priced at $4.10 per share based on the closing share price on the date of the transaction, to Frontline 2012 and assumed newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	65	Director and Chairman
Hans Petter Aas	69	Director and Audit Committee member
Herman Billung	57	Director and Chief Executive Officer of Golden Ocean Management AS
Robert D. Somerville	71	Director
David M. White	74	Director and Audit Committee Chairman
Gert-Jan van der Akker	55	Director
Kate Blankenship	50	Director and Audit Committee member
John Fredriksen	70	Director
Birgitte Ringstad Vartdal	38	Chief Financial Officer of Golden Ocean Management AS
Georgina Sousa	65	Company Secretary

Our Amended and Restated Bye-Laws, or the Amended and Restated Bye-Laws, provide that the Board shall consist of not less than two members and shall at all times comprise a majority of directors who are not residents in the United Kingdom.
The Knightsbridge Board consisted of the following members: Ola Lorentzon (Chairman), Hans Petter Aas, Herman Billung, Robert D. Somerville, David M. White.
Following completion of the Merger, Kate Blankenship, John Fredriksen and Gert-Jan van der Akker were also appointed as directors on the Board.
Ola Lorentzon is currently Chairman of the Board and has served as a director of the Board since September 18, 1996, Chairman since May 26, 2000 and our Chief Executive Officer from May 5, 2010 until March 31, 2015. Mr. Lorentzon is also a director of Erik Thun AB and Laurin Shipping AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Hans Petter Aas currently serves as a director of the Board and has served as a director since September 2008. Mr. Aas has been a director of Ship Finance International Limited since August 2008 and Chairman since January 2009. Mr. Aas has been a director of Golar LNG Limited since September 2008 and a director of Golar LNG Partners LP since March 2011. Mr. Aas is also a director of Knutsen NYK Offshore Tankers AS, Knutsen NYK Offshore Partners LLC, Solvang ASA and Gearbulk Holding Limited. Mr. Aas had a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA, or DnB NOR, in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

Gert-Jan van der Akker was appointed a director of the Board following the completion of the Merger. Mr. van der Akker is Senior Head of Region at Louis Dreyfus Commodities. Prior to joining Louis Dreyfus Commodities earlier this year, he had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform.

Herman Billung currently serves as a director of the Board and has served as a director since September 2010 and is the Chief Executive Officer of Golden Ocean Management AS. Mr. Billung has served as Chief Executive Officer of Golden Ocean Management AS since April 1, 2005. Mr. Billung's previous position was as Managing Director of Maritime Services in The Torvald Klaveness Group, responsible for the commercial management of the group's dry bulk pools, Bulkhandling and Baumarine. Mr. Billung was Managing Director of the dry bulk operating company, Frapaco Shipping Ltd. between 1994 and 1998. Mr. Billung graduated from the Royal Norwegian Naval Academy in 1984.

Kate Blankenship was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mrs Blankenship served as our Chief Financial Officer from April 2000 to September 2007 and served as our Secretary from December 2000 to March 2007. Mrs. Blankenship has been a director of the General Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Golar LNG Limited, Golar LNG Partners LP, Ship Finance International Limited, Seadrill Limited, Seadrill Partners LLC, Archer Limited, Independent Tankers Corporation Limited, Avance Gas Holding Ltd and Frontline 2012 Ltd. She is a member of the Institute of Chartered Accountants in England and Wales.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mr. Fredriksen has served as Chairman, President and a director of Seadrill Limited since 2005. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen. Mr. Fredriksen is Chairman, President, Chief Executive Officer and a director of Frontline. He has served also as a director of Frontline 2012 Ltd. since December 2011.

Robert D. Somerville currently serves as a director of the Board and has been a director since September 20, 2013. Mr. Somerville was the President or Chairman of the American Bureau of Shipping, or ABS, for 20 years to April 2013. Mr. Somerville also serves as a director of GasLog Ltd., Keppel Offshore & Marine Limited and is Vice Chairman of the Maine Maritime Academy Board of Trustees.

David M. White currently serves as a director of the Board and has been a director since September 18, 1996.  Mr. White was Chairman of Dan White Investment Limited which is now closed.  Mr. White has also served as a director of NatWest Equity Primary Markets Limited from January 1992 to March 1996, and was previously a director of both NatWest Markets Corporate Finance Limited and NatWest Markets Securities Limited until December 1991.

Birgitte Ringstad Vartdal has served as Chief Financial Officer of Golden Ocean Management AS since June 21, 2010. Mrs. Vartdal previous position was Vice President, Investments, in the Torvald Klaveness Group. She has held several positions within the Torvald Klaveness Group, as VP Head of Commercial Controlling, Risk Manager and Financial Analyst. Before this she was Structuring Analyst in Hydro Energy. Mrs. Vartdal is a director of Sevan Drilling ASA, a subsidiary of Seadrill Limited. Birgitte Ringstad Vartdal holds the degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.

Georgina E. Sousa has served as our Secretary since March 15, 2007 and has been employed by Frontline since February 2007.  Mrs. Sousa is also a director of Frontline, Frontline 2012 Ltd. and North Atlantic Drilling Ltd. Mrs. Sousa was a director of the Former Golden Ocean at the completion date of the Merger. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration.  From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

B.  COMPENSATION

Knightsbridge incurred directors' fees of $430,000 in 2014.

Employment Agreement

On May 19, 2010, Knightsbridge entered into an employment agreement with its Chief Executive Officer, Mr. Ola Lorentzon. The employment agreement had a term of three years, unless terminated earlier in accordance with its terms, and has twice been renewed for a term of three years. Under the employment agreement, Mr. Lorentzon receives an annual base salary of $130,000 and is entitled to receive a discretionary bonus and additional incentive compensation as determined by the Knightsbridge Board.

Under the employment agreement, Mr. Lorentzon is prohibited from participating in marine transportation business activities in direct competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Upon termination of the employment agreement by us without cause (as defined in the employment agreement), Mr. Lorentzon will be entitled to (i) his base salary through the date of termination, (ii) a lump sum payment equal to the aggregate of his base salary plus a discretionary bonus, based on the average of his two prior years' total compensation, or a lump sum of $130,000 if no average is available, and (iii) any amounts Mr. Lorentzon may be entitled to under the terms of the 2010 Equity Incentive Plan. Following completion of the Merger, we expect to terminate this agreement and enter into an employment agreement with Mr. Lorentzon in his capacity of Chairman of the Board with an annual base salary of $130,000.

Knightsbridge's 2010 Equity Incentive Plan

Knightsbridge adopted the 2010 Equity Incentive Plan, which we refer to as the Plan, under which directors, officers, employees, consultants and service providers to Knightsbridge and its subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. A total of 800,000 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Board or such committee of the Board as may be appointed to serve as Plan administrator. The units will vest over three years at a rate of 1/3 of the number of units granted on each anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

Payment upon vesting of RSUs can be in cash, in shares of common shares or a combination of both as determined by the Board. They must be valued in an amount equal to the fair market value of a share of common stock on the date of vesting. The participant shall receive a 'dividend equivalent right' with respect to each RSU entitling the participant to receive amounts equal to the ordinary dividends that would be paid during the time the RSU is outstanding and unvested on the shares of common stock underlying the RSU as if such shares were outstanding from the date of grant through the applicable vesting date of the RSU.  Such payments shall be paid to the participant at the same time at which the RSUs vesting event occurs, conditioned upon the occurrence of the vesting event.

The following table summarizes restricted stock unit transactions in the years ended December 31, 2014, 2013 and 2012:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19
Granted	27,555	27,556	55,111	$9.48
Settled	(41,134)	(41,136)	(82,270)	$9.32
Units outstanding as of December 31, 2014	74,578	74,581	149,159	$4.53

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate.

In May 2012, Knightsbridge issued 11,301 common shares and paid $159,763 to members of the Knightsbridge Board, to the General Manager and the Dry Bulk Manager in settlement of the first tranche of the RSUs granted in December 2010, which vested in December 2011.

In January 2013, Knightsbridge issued 35,061 common shares and paid $181,610 to members of the Knightsbridge Board, to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, Knightsbridge granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Knightsbridge Board, to the General Manager and the Dry Bulk Manager These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2014, Knightsbridge granted a total of 55,111 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSU's will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, Knightsbridge issued 49,489 commons shares and paid $464,630 to members of the Knightsbridge Board, to the General Manager and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2015, the Knightsbridge granted a total of 49,206 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In March 2015, Knightsbridge issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

The Former Golden Ocean Stock Option Incentive Plan

On March 21, 2005, the Former Golden Ocean approved a share option plan under which share options may be granted to directors and eligible employees. As of March 31, 2015, there were 4,105,000 outstanding options, which were issued in October 2012 and, following completion of the Merger, were converted into 564,400 options to purchase our common shares.

C.  BOARD PRACTICES

As provided in the Amended and Restated Bye-Laws, each director shall hold office until the next Annual General Meeting following his election or until his successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

We have established an audit committee comprised of Mrs Blankenship and Messrs. White and Aas. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

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

•
The Board is currently comprised by a majority of independent directors.  Under Bermuda law, we are not required to have a majority of independent directors and cannot assure you that we will continue to do so.

•	In lieu of holding regular meetings at which only independent directors are present, the entire Board may hold regular meetings as is consistent with Bermuda law.

•
In lieu of a nomination committee comprised of independent directors, the Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to the Amended and Restated Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings.

•
In lieu of a compensation committee comprised of independent directors, the Board is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

•
In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Bermuda law requirements, our Amended and Restated Bye-Laws do not prohibit any director from being a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, provided that the director makes proper disclosure of same as required by the Amended and Restated Bye-Laws and Bermuda law.

•
Prior to the issuance of securities, we are required to obtain the consent of the Bermuda Monetary Authority as required by law. We have obtained blanket consent from the Bermuda Monetary Authority for the issue and transfer of our securities provided that such securities remain listed on a recognized stock exchange.

•
Pursuant to NASDAQ corporate governance rules and as a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ. Bermuda law does not require that we solicit proxies or provide proxy statements to NASDAQ. Consistent with Bermuda law and as provided in the Amended and Restated Bye-Laws, we are also required to notify our shareholders of meetings no less than five days before the meeting.  Our Amended and Restated Bye-Laws also provide that shareholders may designate a proxy to act on their behalf.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards. Please see Item 16G of this annual report.

D.  EMPLOYEES

Up to completion of the Merger on March 31, 2015, the General Manager was responsible for our management and administration and we did not have any employees other than Ola Lorentzon, who was appointed as Chief Executive Officer of Knightsbridge in May 2010, and Inger M. Klemp, who has served as Knightsbridge's Chief Financial Officer since September 2007 until completion of the Merger.

Following completion of the Merger on March 31, 2015, we employ approximately 25 people in offices in Oslo and Singapore. We contract with independent ship managers to manage and operate its vessels.

E.  SHARE OWNERSHIP

As of April 24, 2015, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.01 each	Percentage of Common Shares Outstanding	Unvested RSUs (1)
Ola Lorentzon	31,688	(2)	18,063
Hans Petter Aas	23,765	(2)	13,551
Herman Billung (3)	13,749	(2)	—
Robert D. Somerville	607	(2)	6,738
David M. White	23,765	(2)	13,551
Gert-Jan van der Akker	—	—	—
Kate Blankenship (4)	28,322	(2)	—
John Fredriksen (5)	—	—	—
Birgitte Ringstad Vartdal (6)	8,249	(2)	—
Georgina Sousa	—	—	—

1.	All vested RSUs have been settled.

2.	Less than 1%.

3.
Herman Billung owned 100,000 shares in the Former Golden Ocean and received 13,749 of our shares at the time of the completion of the Merger. In addition, Mr. Billung held 550,000 options in the Former Golden Ocean, which were converted into 75,620 options in us at the time of the completion of the Merger.

4.
Kate Blankenship owned 206,000 shares in the Former Golden Ocean and received 28,322 of our shares at the time of the completion of the Merger. In addition, Kate Blankenship held 75,000 options in the Former Golden Ocean, which were converted into 10,312 options in us at the time of the completion of the Merger.

5.
Hemen, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, and certain of its affiliates, including Frontline 2012, currently owns 105,852,260 of our shares. In addition, Franklin Enterprises Inc., or Franklin, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, owns $74.8 million of the Convertible Bond in the Former Golden Ocean, which was assumed by us at the time of completion of the Merger and this holding is convertible into 3,753,135 of our shares, or the Bond Shares, at an exercise price of $19.93 per share. In addition, Mr. John Fredriksen held 1,000,000 options in the Former Golden Ocean, which were converted into 137,490 options in us at the time of the completion of the Merger.

6.
Birgitte Ringstad Vartdal owned 60,000 shares in the Former Golden Ocean and received 8,249 of our shares at the time of the completion of the Merger. In addition, Birgitte Ringstad Vartdal held 400,000 options in the Former Golden Ocean, which were converted into 54,996 options in us at the time of the completion of the Merger.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of April 24, 2015 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned (1)
Hemen Holding Limited (2)	109,605,395	62%

(1) Percentage amounts based on 176,428,772 common shares outstanding as of April 24, 2015, which includes the Bond Shares.

(2) Hemen is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. Hemen is also the largest shareholder in Frontline 2012 and Franklin and, as such, can be deemed to own the 77,500,000 shares held by Frontline 2012 and the 3,753,135 Bond Shares.

B.  RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd. and its subsidiaries (Frontline Management (Bermuda) Ltd, ICB Shipping (Bermuda) Ltd and Seateam Management Pte Ltd), Karpasia Shipping Inc., and Frontline 2012 Ltd.

In March 2012, the Former Golden Ocean sold its entire holding of shares in Knightsbridge and was no longer considered to be a related party. The Former Golden Ocean was considered a related party from September 2014 when Knightsbridge became a majority-owned subsidiary of Frontline 2012 following the acquisition of thirteen SPCs from Frontline 2012 (see below).

Frontline 2012 Transactions

In April 2014, Knightsbridge acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and a subsidiary of Knightsbridge acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at a price of $12.54 per share, $150.0 million was assumed in remaining newbuilding installments in connection with the SPC's acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPC's. No other working capital balances were acquired.

In April 2014, Knightsbridge agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, Knightsbridge acquired 13 of these SPCs. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares. The issuance of the 31.0 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. Knightsbridge acquired the remaining twelve SPCs in March 2015 and issued 31.0 million shares as consideration.

For more information on the Frontline 2012 Transactions, please see “Item 10 - Additional Information - Material Contracts.”

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries will rest with the Board. We plan to operate management services through our subsidiary incorporated in Bermuda, Golden Ocean Group Management (Bermuda) Ltd., who in turn will subcontract services to Golden Ocean Management AS and Golden Ocean Management Asia Pte Ltd., subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. The Board plans to define the scope and terms of the services to be provided, including day-to-day operations, by the aforementioned subsidiaries, and will require that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, will provide specific authorization to personnel to act on our behalf.

General Management Agreement

We receive general administrative services from the General Manager, which is a wholly owned subsidiary of Frontline. The General Manager subcontracts the services provided to us and our subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement effective April 2, 2010, the General Manager receives a management fee of $2.3 million per annum since January 1, 2010, which is subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our tanker vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of vessels. In addition, we, in our discretion, award equity incentives to the General Manager based upon its performance. Such awards are subject to the approval of the Board. We are also responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services it provides under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Board believes that the terms of the Amended General Management Agreement are substantially similar to those obtained in arm's-length negotiations in the market.

We are able terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

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

The General Manager is able to terminate the Amended General Management Agreement upon five business days' notice in the event we commit a material breach of the terms thereof and the breach remains unremedied for 30 days. Either party is able to terminate the Amended General Management Agreement upon immediate written notice to the other party in the event such other party becomes subject to an insolvency event. Either party is able to terminate the Amended General Management Agreement upon 12 months' prior written notice to the other party, provided that such termination by us must be approved by a resolution duly adopted by the affirmative vote of shareholders holding at least 66 2/3% of our issued and outstanding common shares. The Board believed that if the Amended General Management Agreement was terminated, we would be able to obtain appropriate alternative arrangements for our management requirements.

Technical Management

The technical management of our vessels is provided by ship mangers subcontracted by the General Manager.

Commercial Management

Pursuant to the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager manages our dry bulk carriers. The Dry Bulk Manager subcontracts some or all of the services provided to us and our subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Dry bulk Manager receives a commission of 1.25% of all gross freight earned by our dry bulk carriers. In addition, we, in our discretion, award equity incentives to the Dry Bulk Manager based on its performance. Such awards are subject to the approval of the Board.

A summary of net amounts charged by related parties in the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
ICB Shipping (Bermuda) Ltd	2,315	2,315	2,315
Frontline Management (Bermuda) Ltd	2,962	154	—
The Former Golden Ocean	1,034	408	533
Seateam Management Pte Ltd	562	228	208

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

While comparatives have been given for the years ended December 31, 2013 and 2012 in the table above and as of December 31, 2013 in the tables below, it should be noted that these companies were not considered to be related parties in 2013 and 2012.

A summary of balances due from related parties for the years ended December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Frontline 2012 Ltd	38	—
Seateam Management Pte Ltd	411	108
Frontline Management (Bermuda) Ltd	—	9
Frontline Ltd	—	11
	449	128

A summary of balances due to related parties for the years ended December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
The Former Golden Ocean	356	158
Frontline Management (Bermuda) Ltd	1,558	—
ICB Shipping (Bermuda) Ltd	579	—
Frontline Ltd	62	—
	2,555	158

Receivables and payables with related parties comprise unpaid commercial management fees and newbuilding supervision fees. In addition certain payables and receivables arise when Knightsbridge pays an invoice on behalf of a related party and vice versa.

We periodically issue RSUs to our directors and management companies.  Please see "Item 6B-Directors, Senior Management and Employees – Compensation."

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

Knightsbridge has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. Knightsbridge is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. Knightsbridge is unable to predict the outcome of this case at this time.

In 2014, Knightsbridge received $17.5 million in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang and recorded this amount as other operating income. Knightsbridge also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. These amounts were received as full and final settlement in connection with a claim that was lodged jointly with another claimant's claim against the same defendant.

In February 2014 and April 2014, Knightsbridge received $0.2 million and $0.1 million as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

During 2012 and 2013, the Former Golden Ocean cancelled nine newbuilding contracts at Jinhaiwan and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, the Former Golden Ocean received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts.

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

There is no guarantee that our shareholders will receive quarterly cash distributions from us. Our cash distribution policy may be changed at any time at the sole discretion of our Board, who will take into account, among other things, our newbuilding commitments, financial condition and future prospects, the terms of our credit facilities, and the requirements of Bermuda law in determining the timing and amount of cash distributions, if any, that we may pay.

In 2014, 2013 and 2012, Knightsbridge paid the following cash distributions to shareholders.

Record Date	Payment Date	Amount per share
2014
February 19, 2014	March 6, 2014	$0.175
May 22, 2014	June 5, 2014	$0.20
August 28, 2014	September 10, 2014	$0.20
December 3, 2014	December 10, 2014	$0.05

2013
February 20, 2013	March 6, 2013	$0.175
May 22, 2013	June 5, 2013	$0.175
August 28, 2013	September 10, 2013	$0.175
November 29, 2013	December 10, 2013	$0.175

2012
February 23, 2012	March 8, 2012	$0.50
May 23, 2012	June 6, 2012	$0.35
August 30, 2012	September 12, 2012	$0.175
November 28, 2012	December 12, 2012	$0.175

The Knightsbridge Board decided not to declare a dividend for the fourth quarter of 2014 due to the current market environment.

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

The following table sets forth, for the five most recent fiscal years during which Knightsbridge's common shares were traded on the NASDAQ Global Select Market, the annual high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31,	High	Low
2014	$16.32	$3.57
2013	$10.69	$5.31
2012	$15.81	$4.94
2011	$25.80	$13.50
2010	$24.49	$13.36

The following table sets forth, for the two most recent fiscal years, the high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Fiscal year ended December 31, 2014	High	Low
First quarter	$14.85	$8.51
Second quarter	$16.32	$11.13
Third quarter	$14.70	$8.66
Fourth quarter	$9.24	$3.57

Fiscal year ended December 31, 2013	High	Low
First quarter	$8.33	$5.31
Second quarter	$8.30	$6.10
Third quarter	$10.69	$6.75
Fourth quarter	$10.42	$7.21

The following table sets forth, for the most recent six months, the high and low prices for the common shares as reported by the NASDAQ Global Select Market.

Month	High	Low
April 2015 (through April 20)	$5.90	$4.36
March 2015	$5.29	$3.98
February 2015	$5.15	$4.02
January 2015	$5.69	$3.88
December 2014	$5.70	$3.57
November 2014	$8.74	$5.56
October 2014	$9.24	$5.79

Knightsbridge's shares of common stock have been quoted on the NASDAQ Global Select Market since its initial public offering in February 1997. Trading in the shares of Golden Ocean commenced on the Oslo Stock Exchange on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, Golden Ocean shares traded on the Oslo Stock Exchange under the ticker code "GOGL". Golden Ocean began trading under its new name and ticker symbol "GOGL" on the NASDAQ Global Select Market on April 1, 2015.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Under our amended Memorandum of Association, our authorized share capital consists of 200,000,000 shares, $0.01 per share, of which 172,675,637 shares were issued and outstanding as of the date of this annual report.

Our Amended and Restated Bye-Laws were adopted at the Special General Meeting held on March 26, 2015.

To see the full text of our Memorandum of Association and Amended and Restated Bye-Laws, please see Exhibits 1.1 and 1.4 attached to this annual report.

Purpose

The purposes and powers of Golden Ocean are set forth in Items 6 and 7(a) through (h) of our amended Memorandum of Association and by reference to the Second Schedule of the Companies Act. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; acquiring, owning, chartering, selling, managing and operating ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

Voting Rights

The holders of our common shares will be entitled to one vote per share on each matter requiring the approval of the holders of the common shares. At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of the Amended and Restated Bye-Laws or Bermuda law.

The Companies Act and our Amended and Restated Bye-Laws do not confer any conversion or sinking fund rights attached to our common shares.

Preemptive Rights

Bermuda law does not provide a shareholder with a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

Holders of our common shares do not have any preemptive rights pursuant to the Amended and Restated Bye-Laws.

Repurchase of Shares

Subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws, our Board may from time to time repurchase any common shares for cancellation or to be held as treasury shares.

Holders of our common shares, however, do not have any right to require Golden Ocean to purchase their shares pursuant to the Amended and Restated Bye-Laws.

Redemption of Preference Shares

Golden Ocean may with the approval of the shareholders issue preference shares which are redeemable at the option of Golden Ocean or the holder, subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws.

Call on Shares

Pursuant to the Amended and Restated Bye-Laws, the Board may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares.

Reduction of Share Capital

Subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws, the shareholders may by resolution authorize the reduction of Golden Ocean’s issued share capital or any capital redemption reserve fund or any share premium account in any manner.

Dividend and Other Distributions

Under the Companies Act, a company may, subject to its bye-laws and by resolution of the directors, declare and pay a dividend, or make a distribution out of contributed surplus, provided there are reasonable grounds for believing that after any such payment (a) the company will be solvent and (b) the realizable value of its assets will be greater than its liabilities.

The Amended and Restated Bye-Laws provide that the Board from time to time may declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to be justified by the position of Golden Ocean.

Board of Directors

The Amended and Restated Bye-Laws provide that the Board shall consist of not less than two members and shall at all times comprise a majority of directors who are not residents in the United Kingdom or Norway. Our shareholders may change the number of directors by the vote of shareholders representing a simple majority of the total number of votes which may be cast at any annual or special general meeting, or by written resolution. Each director is elected at an annual general meeting of shareholders for a term commencing upon election and each director shall serve until re-elected or their successors are appointed on the date of the next scheduled annual general meeting of shareholders. The Amended and Restated Bye-Laws do not permit cumulative voting for directors.

Subject to the Companies Act, the Amended and Restated Bye-Laws permit our directors to engage in any transaction or arrangement with us or in which we may otherwise be interested. Additionally, as long as our director declares the nature of his or her interest at the first opportunity at a meeting of the Board, he or she shall not by reason of his office be accountable to us for any benefit which he or she derives from any transaction to which the Amended and Restated Bye-Laws permit him or her to be interested.

Our directors are not required to retire because of their age and are not required to be holders of our common shares.

Removal of Directors and Vacancies on the Board

Under the Companies Act, any director may be removed, with or without cause, by a vote of the majority of shareholders if the bye-laws so provide. A company may remove a director by specifically convening a special general meeting of the shareholders. The notice of any such special general meeting must be served on the director concerned no less than fourteen (14) days before the special general meeting. The affected director is entitled to be heard at that special general meeting.

The Amended and Restated Bye-Laws provide that directors may be removed, with or without cause, by a vote of the shareholders representing a majority of the votes present and entitled to vote at a special general meeting called for that purpose. The notice of any such special general meeting must be served on the director concerned no less than 14 days before the special general meeting and he or she shall be entitled to be heard at that special general meeting.

Any director vacancy created by the removal of a director from our board shall be filled by a majority vote of the shareholders entitled to vote at the special general meeting called for the purpose of removal of that director, and any vacancy in the number of directors voted by such removal may be filled at such meeting by the election of another director in the removed director’s place, or in the absence of such election, by the Board. The Board may fill casual vacancies so long as quorum of directors remains in office. Each director elected to the board to fill a vacancy shall serve until the next annual general meeting of shareholders and until a successor is duly elected and qualified or until such director’s resignation or removal.

Quorum and Action by the Board of Directors

The Amended and Restated Bye-Laws provide that at any meeting of the Board (which must be held outside of the United Kingdom or Norway), the presence of the majority of the Board, unless otherwise fixed, constitutes a quorum for the transaction of business and that when a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of the Board, except as may be otherwise specified by Bermuda law or the Amended and Restated Bye-Laws. A quorum shall not be present unless a majority of directors present are neither resident in Norway nor physically located or resident in the United Kingdom.

A resolution in writing signed by all directors for the time being entitled to receive notice of a meeting of the Board shall be as valid and effectual as a resolution passed at a meeting of the Board.

A meeting of the board or committee appointed by the board shall be deemed to take place at the place where the largest group of participating directors or committee members has assembled or, if no such group exists, at the place where the chairman of the meeting participates. In no event shall the place where the largest group of participating directors or committee members has assembled or, if no such group exists, the place where the chairman of the meeting participates, be located in the United Kingdom. The Board or relevant committee shall use its best endeavors to ensure that any such meeting is not deemed to have been held in Norway, and the fact that one or more directors may be present at such teleconference by virtue of his being physically in Norway shall not deem such meeting to have taken place in Norway.

Duties of Directors and Officers; Limitation of Liability

Under Bermuda law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which reasonably prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the corporation represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

The Companies Act provides that a company’s bye-laws may include a provision for the elimination or limitation of liability of a director to the corporation or its shareholders for any loss arising or liability attaching to him by virtue of any rule of law in respect to any negligence, default, breach of any duty or breach of trust of which the director may be guilty of; provided that such provision shall not eliminate or limit the liability of a director for any fraud or dishonesty he may be guilty of.

The Amended and Restated Bye-Laws limit the liability of our directors and officers to the fullest extent permitted by the Companies Act.

Director Indemnification

Bermuda law permits the bye-laws of a Bermuda company to contain a provision indemnifying the company’s directors and officers for any loss arising or liability attaching to him or her by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty, save with respect to fraud or dishonesty. Bermuda law also grants companies the power generally to indemnify directors and officers of a company, except in instances of fraud and dishonesty, if any such person was or is a party or threatened to be made a party to a threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director and officer of such company or was serving in a similar capacity for another entity at such company’s request.

The Amended and Restated Bye-Laws provide that each director, alternate director, officer, person or member of a board committee, if any, resident representative, and his or her heirs, executors or administrators, collectively, Indemnitees, will be indemnified and held harmless out of our assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, alternate director, officer, person or committee member or resident representative. The restrictions on liability, indemnities and waivers provided for in the Amended and Restated Bye-Laws do not extend to any matter that would render the same void under the Companies Act. In addition, each Indemnitee shall be indemnified out of our assets against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such Indemnitee’s favor, or in which he or she is acquitted.

Under the Amended and Restated Bye-Laws, shareholders have further agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for Golden Ocean with the exception of any claims or rights of action arising out of fraud or dishonesty

Shareholder Meetings

Under the Companies Act, an annual general meeting of the shareholders shall be held for the election of directors on any date or time as designated by or in the manner provided for in the bye-laws and held at such place within or outside Bermuda as may be designated in the bye-laws. Any other proper business may be transacted at the annual general meeting.

Under the Companies Act, any meeting that is not the annual general meeting is called a special general meeting, and may be called by the Board or by such persons as authorized by the corporation’s memorandum of association or bye-laws. Under the Companies Act, holders of one-tenth of a company’s issued common shares may also call special general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted. Additionally, under Bermuda law, a company may, by resolution at a special general meeting, elect to dispense with the holding of an annual general meeting for (a) the year in which it is made and any subsequent year or years; (b) for a specified number of years; or (c) indefinitely.
Under the Companies Act, notice of any general meeting must be given not less than five (5) days before the meeting and shall state the place, date and hour of the meeting and, in the case of a special general meeting, shall also state the purpose of such meeting and the that it is being called at the direction of whoever is calling the meeting. Under Bermuda law, accidental failure to give notice will not invalidate proceedings at a general meeting.

Annual General Meetings. The Amended and Restated Bye-Laws provide that the Board may fix the date, time and place of the annual general meeting within or without Bermuda (but never in the United Kingdom or Norway) for the election of directors and to transact any other business properly brought before the meeting.

Special General Meetings. The Amended and Restated Bye-Laws provide that special general meetings may be called by the Board and when required by the Companies Act (i.e., by holders of one-tenth of a company’s issued common shares through a written request to the board).

Notice Requirements. The Amended and Restated Bye-Laws provide that we must give not less than five (5) days notice before any annual or special general meeting.

Quorum of Shareholders

Under the Companies Act, where the bye-laws so provide, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied and, where a company has only one shareholder or only one holder of any class of shares, the shareholder present in person or by proxy constitutes a general meeting.

Under the Amended and Restated Bye-Laws, quorum at annual or special general meetings shall be constituted by two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

Shareholder Action without a Meeting

Under the Companies Act, unless the company’s bye-laws provide otherwise, any action required to or that may be taken at an annual or general meeting can be taken without a meeting if a written consent to such action is signed by the necessary majority of the shareholders entitled to vote with respect thereto.

The Amended and Restated Bye-Laws provide that, except in the case of the removal of auditors and directors, anything which may be done by resolution may, without an annual or special general meeting and without any previous notice being required, be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority required by the Companies Act).

Shareholder’s Rights to Examine Books and Records

Under the Companies Act, any shareholder, during the usual hours of business, may inspect, for a purpose reasonably related to his or her interest as a shareholder, and make copies of extracts from the share register, and minutes of all general meetings.

Amendments to Memorandum of Association

Under Bermuda law, a company may, by resolution passed at an annual or special general meeting of shareholders, alter the provisions of the memorandum of association. An application for alteration can only be made by (i) holders of not less in the aggregate than 20% in par value of a company’s issued share capital, (ii) by holders of not less in the aggregate that 20% of the company’s debentures entitled to object to alterations to the memorandum, or (iii) in the case a company that is limited by guarantee, by not less than 20% of the shareholders.

Variation in Shareholder Rights

Under Bermuda law, if at any time a company has more than one class of shares, the rights attaching to any class, unless otherwise provided for by the terms of issue of the relevant class, the rights attached to any class of share may be varied with (i) the consent in writing of the holders of 75% in nominal value of the issued shares of that class, or (ii) the sanction of a resolution passed at a separate general meeting of holders of the shares of the class at which a quorum consisting of at least two persons holding or representing of one-third of the issued shares of the relevant class is present.

The Amended and Restated Bye-Laws may be amended from time to time in the manner provided for in the Companies Act.

Vote on Amalgamations, Mergers, Consolidations and Sales of Assets

Under the Companies Act, any plan of merger or amalgamation must be authorized by the resolution of a company’s shareholders and must be approved by a majority vote of three-fourths of those shareholders voting at such special general meeting. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of the company on the Record Date are in attendance in person or by proxy at such special general meeting.

There are no provisions in our Amended and Restated Bye-Laws addressing such matters.

Appraisal and Dissenters Rights

Under Bermuda law, in the event of an amalgamation or a merger of a Bermuda company with another company or corporation, a shareholder of the Bermuda company who did not vote in favor of the amalgamation or merger and is not satisfied that fair value has been offered for such shareholder’s shares may, within one month of notice of the special general meeting, apply to the Supreme Court of Bermuda to appraise the fair value of those shares.

Derivative Actions

Class actions and derivative actions are generally not available to shareholders under Bermuda law. Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company, or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.

A statutory right of action is conferred on subscribers to shares of a Bermuda company against persons (including directors and officers) responsible for the issue of a prospectus in respect of damage suffered by reason of an untrue statement contained in the prospectus, but this confers no right of action against the Bermuda company itself. In addition, subject to any limitations that may be contained in the company’s bye-laws, a shareholder may bring a derivative action on behalf of the company to enforce a right of the company (as opposed to a right of its shareholders) against its officers (including directors) for breach of their statutory and fiduciary duty to act honestly and in good faith with a view to the best interests of the company.

The Amended and Restated Bye-Laws contain provisions whereby each shareholder (i) agrees that the liability of our officers shall be limited, (ii) agrees to waive any claim or right of action such shareholder might have, whether individually or in the right of Golden Ocean, against any director, alternate director, officer, person or member of a committee, resident representative or any of their respective heirs, executors or administrators for any action taken by any such person, or the failure of any such person to take any action, in the performance of his or her duties, or supposed duties, to Golden Ocean or otherwise, and (iii) agrees to allow us to indemnify and hold harmless our officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of Golden Ocean. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.

Anti-takeover Provisions

Our memorandum of association and the Amended and Restated Bye-Laws contain provisions that may have anti-takeover effects, including (1) the authorization of up to 200,000,000 common shares with potential voting powers, designations, preferences and other rights as may be provided for by the Board and (2) no provision allowing for cumulative voting in the election of directors. Additionally, as required by the Companies Act, at least ten (10) percent of the issued and outstanding shares entitled to vote are allowed to call for a special general meeting to effectuate change at the company, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.

Liquidation

Pursuant to the Amended and Restated Bye-Laws, in the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C.  MATERIAL CONTRACTS

Acquisition Agreement

On April 3, 2014, Knightsbridge entered into an agreement pursuant to which Knightsbridge purchased from Frontline 2012 all of the shares of five single purpose companies, each having a newbuilding Capesize bulk carrier on order for expected delivery in 2014. As consideration for the purchase, Knightsbridge issued 15.5 million common shares, or the First Acquisition Agreement Shares, to Frontline 2012.

Memorandum of Agreement and Subscription and Settlement Agreement

On April 3, 2014, a subsidiary of Knightsbridge, or the Knightsbridge Subsidiary, and Karpasia, entered into an agreement, or the Memorandum of Agreement, whereby the Knightsbridge Subsidiary acquired a Capesize dry bulk carrier built in 2013 from Karpasia. $24.0 million was paid in cash on delivery of the bulk carrier. To assist the Knightsbridge Subsidiary in financing the remaining $31.0 million owed pursuant to the transaction, or the Seller's Credit, Knightsbridge and the Knightsbridge Subsidiary entered into an agreement with Hemen and Karpasia on April 3, 2014, or the Subscription and Settlement Agreement, pursuant to which Karpasia transferred and assigned the Seller's Credit to Hemen and on April 23, 2014, Hemen received 3.1 million Knightsbridge common shares, or the Hemen Shares, which were recorded by Knightsbridge at a price of $12.54 per share, in full satisfaction of the Seller's Credit.

Registration Rights Agreement

On April 23, 2014, Knightsbridge, Frontline 2012 and Hemen entered into an agreement, or the Registration Rights Agreement, whereby Knightsbridge agreed that it will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the First Acquisition Agreement Shares and the Hemen Shares will be registered with the Securities and Exchange Commission, or the Commission. On July 16, 2014, the Commission declared effective Knightsbridge's shelf registration statement on Form F-3, which registered the First Acquisition Agreement Shares and the Hemen Shares.

Second Acquisition Agreement

On September 15, 2014, Knightsbridge and Frontline 2012 entered into an second acquisition agreement, or the Second Acquisition Agreement, pursuant to which Knightsbridge agreed to purchase from Frontline 2012 all of the shares of 25 single purpose companies. The companies agreed that 13 single purpose companies would be purchased on September 15, 2014 for 31.0 million common shares of Knightsbridge and 12 single purpose companies would be purchased on March 16, 2015 for an additional 31.0 million common shares of Knightsbridge. Each special purpose company has a newbuilding Capesize dry bulk carrier on order with expected deliveries between September 2014 and September 2016, with five vessels delivering in 2014, fourteen vessels in 2015 and six vessels in 2016. The closing was ultimately executed in two stages, with 31.0 million common shares issued on September 15, 2014 and an additional 31.0 million common shares issued on March 16, 2015, or together the Second Acquisition Agreement Shares. Pursuant to the Second Acquisition Agreement, among other things, Frontline 2012 agreed that, without the prior written consent of the Knightsbridge Board, neither Frontline 2012 nor any of its affiliates shall for a period of one year from the date of the Second Acquisition Agreement: (a) pursue a transaction involving or that results in the acquisition of a majority of the issued and outstanding shares of, a merger with, a recapitalization of, or the acquisition of all or substantially all the assets of, Knightsbridge or a similar or related transaction with Knightsbridge or any of its subsidiaries; (b) act, alone or in concert with others, to seek control or influence the management, board of directors, shareholders, or policies of Knightsbridge; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving Knightsbridge or any of its securities or assets; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) advise, assist or encourage any other person in connection with the foregoing.

Addendum to the Second Acquisition Agreement

On March 13, 2015, Knightsbridge and Frontline 2012 agreed to add an addendum to the Second Acquisition Agreement, or the Addendum. Pursuant to the Addendum, Frontline 2012 agreed to pay us a cash amount equivalent to the equity capital it agreed to provide to the 12 special purposes companies acquired on March 16, 2015.

Second and Third Registration Rights Agreements

On September 15, 2014 and March 16, 2015, Knightsbridge and Frontline 2012 entered into registration rights agreements, or the Second and Third Registration Rights Agreements, whereby Knightsbridge agreed that it will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the Second Acquisition Agreement Shares will be registered with the Commission. On March 26, 2015, Knightsbridge filed a shelf registration statement pursuant to the terms of the Second and Third Registration Rights Agreements. This shelf registration statement has not yet been declared effective by the Commission.

Merger Agreement

On October 7, 2014, Knightsbridge and the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, mainly operating in the Capesize and Panamax market segments, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with Knightsbridge as the surviving legal entity. The Merger was approved by the shareholders of the Former Golden Ocean and Knightsbridge in separate special general meetings, which were held on March 26, 2015. At the special general meeting of the shareholders of Knightsbridge, the Amended and Restated Bye-laws of Knightsbridge were adopted and it was also agreed that the name of Knightsbridge be changed to Golden Ocean Group Limited immediately after the effective time of the Merger.

The Merger was completed on March 31, 2015, at which time Knightsbridge acquired 100% of the Former Golden Ocean's outstanding shares and the name of Knightsbridge was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 shares in Knightsbridge, and Knightsbridge issued a total of 61.5 million shares to shareholders in the Former Golden Ocean as merger consideration. Prior to completion of the Merger, Knightsbridge had 111,231,678 common shares outstanding.

Following completion of the Merger, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), we have 172,765,637 common shares outstanding. Trading in our shares commenced on the Oslo Stock Exchange on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, our shares traded on the Oslo Stock Exchange under the ticker code "GOGL". Our common shares began trading under our new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.

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

Although we are incorporated in Bermuda, we are classified as a non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of common shares or other non-residents of Bermuda who are holders of our common shares in currency other than Bermuda Dollars.

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

Taxation of Golden Ocean's Shipping Income: In General

We anticipate that we will derive substantially all of our gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire from time or voyage charters and the performance of services directly related thereto, which we refer to as "shipping income".

Shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50% derived from sources within the United States. Shipping income attributable to transportation that both begins and ends in the United States will be considered to be 100% derived from sources within the United States. We are not permitted by law to engage in transportation that gives rise to 100% United States source income.

Shipping income attributable to transportation exclusively between non-United States ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to United States federal income tax.

Based upon our current and anticipated shipping operations, our vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code, or Section 883, we will be subject to United States federal income taxation, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Section 883

Under the relevant provisions of Section 883, we will be exempt from United States federal income taxation on its United States source shipping income if:

i.
It is organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which we refer to as the "country of organization requirement"; and

ii.	It can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

•	our stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country, which we refer to as the "Publicly-Traded Test"; or

•
more than 50% of our stock, in terms of value, is beneficially owned by any combination of one or more individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

The United States Treasury Department has recognized Bermuda, our country of incorporation, as a qualified foreign country. In addition, the United States Treasury Department has recognized Liberia, the country of incorporation of certain of our vessel-owning subsidiaries, as a qualified foreign country. Accordingly, we and our vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, our eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For the 2014 taxable year, Knightsbridge satisfied the Publicly-Traded Test since its common shares were "primarily and regularly" traded on the NASDAQ Global Select Market. We can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, our United States source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which we refer to as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Historically, the amount of this tax would not have been material.

Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

Dividends paid on common shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been since the beginning of our 2004 taxable year, or will be); and (3) the United States Non-Corporate Holder has owned common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend.

Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

Sale, Exchange or other Disposition of Our Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. A United States Holder's ability to deduct capital losses is subject to certain limitations.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common shares, either;

•	at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Knightsbridge was a PFIC for United States federal income tax purposes through its 2003 taxable year. It has not been a PFIC beginning with its 2004 taxable year. United States Holders who held Knightsbridge's common shares prior to the 2004 taxable year are encouraged to consult their tax advisors regarding the proper tax treatment of any dispositions of common shares and any distributions by Knightsbridge.

Based on our current operations and future projections, we do not believe that we are or that Knightsbridge has been since the beginning of its 2004 taxable year, nor do we expect to become, a PFIC with respect to any taxable year. Although there is no legal authority directly on this point, our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether we are a PFIC.

Although there is no direct legal authority under the PFIC rules, we believe there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund", which we refer to as a "QEF election". As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market our common shares, which we refer to as a "Mark-to-Market election" as discussed below.

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to by us as an "Electing United States Holder", the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from us by the Electing United States Holder. The Electing United States Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A United States Holder will be eligible to make a QEF election with respect to its common shares only if we provide the United States Holder with annual tax information relating to us. There can be no assurance that we will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, the common shares are treated as "marketable stock", a United States Holder would be allowed to make a Mark-to-Market election with respect to our common shares. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A United States Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to as a "Non-Electing United States Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before we became a PFIC would be taxed as ordinary income; and

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

PFIC Annual Filing Requirements

If we were to be treated as a PFIC, a United States Holder will generally be required to file an information return on an IRS Form 8621 with respect to its ownership of our common stock.

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

The Minister of Finance in Bermuda has granted us a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by us in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, we may become subject to taxation in Bermuda after March 31, 2035.

Currently, there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Liberian Taxation

Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977.

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission 100 F Street, N.E., Room 1580 Washington, D.C. 20549.  You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549.  The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Knightsbridge was exposed to market risk from changes in interest rates primarily resulting from the floating rate of Knightsbridge's borrowings. Knightsbridge did not utilize interest rate swaps to manage such interest rate risk. Knightsbridge did not enter into any financial instruments for speculative or trading purposes.

Knightsbridge's borrowings as of December 31, 2014 of $363.5 million, compared to $95.0 million as of December 31, 2013, bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by $3.6 million per year as of December 31, 2014. The fair value of the loan facility at December 31, 2014 was equal to the carrying amount of the facility at the same date.

Although our activities are conducted worldwide, the international shipping industry's functional currency is the United States Dollar and virtually all of our operating revenues and most of our anticipated cash expenses are expected to be denominated in United States Dollars. Accordingly, our operating revenues are not expected to be adversely affected by movements in currency exchange rates or the imposition of currency controls in the jurisdictions in which the vessels operate.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2014. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal controls over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

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

Management conducted the evaluation of the effectiveness of the internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2014. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2014.

The effectiveness of our internal control over financial reporting as of December 31, 2014 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2014, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. David White, who is an independent director, is our audit committee's financial expert.

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to all entities controlled by us and all of our employees, directors, officers and agents. We have posted a copy of our code of ethics on our website at www.goldenocean.bm. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2014 and 2013 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2014	2013
Audit Fees (a)	640	379
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	640	379

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2014 includes $275,000 for costs incurred in connection with the F-4 Registration Statement, filed on November 17, 2014, in connection with the 61.5 million shares to be issued as consideration for the Merger. The amount in 2013 includes $115,000 for costs incurred in connection with the Prospectus Supplement, filed on October 17, 2013, in connection with the offering of 6,000,000 new ordinary shares.

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2014 were approved by the Company's Board pursuant to the pre-approval policy.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-27 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association, as amended (1)

1.2	Certificate of Name Change

1.3	Certificate of Change of Share Capital

1.4	Amended and Restated Bye-Laws

4.1	2010 Equity Incentive Plan (2)

4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (3)

4.3	Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated April 3, 2014 (3)

4.4	Memorandum of Agreement between Karpasia Shipping Inc. and KTL Bromley Inc., dated April 3, 2014 (3)

4.5	Subscription and Settlement Agreement by and between Knightsbridge, KTL Bromley Inc., Karpasia Shipping Inc. and Hemen Holding Limited, dated April 3, 2014 (3)

4.6	Second Registration Rights Agreement by and between Knightsbridge and Frontline 2012 Ltd., dated September 15, 2014 (4)

4.7	Registration Rights Agreement by and between Knightsbridge and Frontline 2012 Ltd., dated March 16, 2015 (5)

4.8	Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated September 15, 2014 (4)

4.9	Addendum to Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated March 13, 2015 (5)

4.10	Agreement and Plan of Merger dated as of October 7, 2014 between Knightsbridge Shipping Limited and Golden Ocean Group Limited (6)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.	INS XBRL Instance Document

101.	SCH XBRL Taxonomy Extension Schema

101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase

101.	LAB XBRL Taxonomy Extension Schema Label Linkbase

101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.

(2)	Incorporated by reference to Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.

(3)	Incorporated by reference to the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.

(4)	Incorporated by reference to the Schedule 13D/A (File No. 005-50787) filed with the Commission on October 9, 2014.

(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-203035) filed with the Commission on March 26, 2015.

(6)	Incorporated by reference to Appendix A of our Registration Statement on Form F-4 (File No. 333-200319), declared effective by the Commission on February 25, 2015.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Birgitte Ringstad Vartdal
Birgitte Ringstad Vartdal
Principal Financial Officer
Dated:  April 29, 2015

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Golden Ocean Group Limited and its subsidiaries at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under Item 15(b) of Golden Ocean Group Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 29, 2015

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except per share data)

	2014	2013	2012
Operating revenues
Time charter revenues	22,656	27,677	35,046
Voyage charter revenues	53,706	9,869	2,269
Other operating income	20,353	—	—
Total operating revenues	96,715	37,546	37,315
Operating expenses
Voyage expenses and commission	33,955	6,809	4,323
Ship operating expenses	18,676	7,897	7,608
Administrative expenses	5,037	4,937	4,259
Depreciation	19,561	11,079	11,117
Total operating expenses	77,229	30,722	27,307
Net operating income	19,486	6,824	10,008
Other income (expenses)
Interest income	29	41	106
Interest expense	(2,525)	(2,827)	(3,765)
Other financial items	(737)	(508)	(467)
Net other expenses	(3,233)	(3,294)	(4,126)
Net income from continuing operations	16,253	3,530	5,882
Net loss from discontinued operations	(258)	(7,433)	(59,311)
Net income (loss)	15,995	(3,903)	(53,429)

Per share information:
Earnings per share from continuing operations: basic	$0.31	$0.14	$0.24
Earnings per share from continuing operations: diluted	$0.31	$0.14	$0.24
Loss per share from discontinued operations: basic	$—	$(0.29)	$(2.43)
Loss per share from discontinued operations: diluted	$—	$(0.29)	$(2.41)
Earnings (loss) per share: basic	$0.30	$(0.15)	$(2.19)
Earnings (loss) per share: diluted	$0.30	$(0.15)	$(2.17)
Cash distributions per share declared	$0.63	$0.70	$1.20

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2014 and 2013
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	42,221	98,250
Trade accounts receivable, net	2,770	3,298
Related party receivables	449	—
Other receivables	3,430	943
Inventories	13,243	1,729
Voyages in progress	1,322	—
Prepaid expenses and accrued income	844	521
Total current assets	64,279	104,741
Restricted cash	18,923	15,000
Vessels, net	852,665	262,747
Newbuildings	323,340	26,706
Deferred charges	3,533	664
Total assets	1,262,740	409,858

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	19,812	—
Related party payables	2,555	—
Trade accounts payable	4,937	1,430
Accrued expenses	4,190	2,364
Deferred charter revenue	3,285	3,623
Total current liabilities	34,779	7,417
Long-term liabilities
Long-term debt	343,688	95,000
Total liabilities	378,467	102,417
Commitments and contingencies
Equity
Share capital (80,121,550 shares outstanding, par value $0.01, 2013: 30,472,061)	801	305
Additional paid in capital	772,863	183,535
Contributed capital surplus	111,614	131,520
Retained deficit	(1,005)	(7,919)
Total equity	884,273	307,441
Total liabilities and equity	1,262,740	409,858

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2014, 2013 and 2012
(in thousands of $)

	2014	2013	2012

Net income (loss)	15,995	(3,903)	(53,429)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	19,561	11,079	20,485
Amortization of deferred charges	685	558	879
Net (gain) loss on sale of assets	—	(254)	13,088
Impairment loss on vessels	—	5,342	41,597
Amortization of time charter contract value	—	—	2,303
Restricted stock unit expense	242	919	906
Provision for doubtful accounts	—	226	10,155
Changes in operating assets and liabilities:
Trade accounts receivable	528	(1,422)	(4,536)
Related party balances	622	—	(319)
Other receivables	(2,487)	1,748	983
Inventories, net of disposals	(11,514)	(1,189)	1,535
Voyages in progress	(1,322)	—	931
Prepaid expenses and accrued income	(323)	95	1,952
Trade accounts payable	1,862	153	(943)
Accrued expenses	1,354	(392)	(2,400)
Deferred charter revenue	(339)	(647)	3,612
Net cash provided by operating activities	24,864	12,313	36,799
Investing activities
Placement of restricted cash	(3,924)	—	—
Additions to newbuildings	(357,402)	(26,706)	—
Cash acquired upon purchase of SPCs	68,560	—	—
Purchase of vessels	(24,085)	—	—
Proceeds from sale of assets	—	17,075	66,993
Net cash (used in) provided by investing activities	(316,851)	(9,631)	66,993
Financing activities
Proceeds from long-term debt	270,000	—	—
Repayment of long-term debt	(1,500)	(16,678)	(42,062)
Debt fees paid	(3,555)	—	—
Net proceeds from share issuance	—	51,167	—
Distributions to shareholders	(28,987)	(18,180)	(29,319)
Net cash provided by (used in) financing activities	235,958	16,309	(71,381)
Net change in cash and cash equivalents	(56,029)	18,991	32,411
Cash and cash equivalents at beginning of year	98,250	79,259	46,848
Cash and cash equivalents at end of year	42,221	98,250	79,259

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	5,848	2,851	4,477

Details of non-cash investing and financing activities in the year ended December 31, 2014 are given in Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012
(in thousands of $, except number of shares)

	2014	2013	2012
Number of shares outstanding
Balance at beginning of year	30,472,061	24,437,000	24,425,699
Shares issued	49,649,489	6,035,061	11,301
Balance at end of year	80,121,550	30,472,061	24,437,000

Share capital
Balance at beginning of year	305	244	244
Shares issued	496	61	—
Balance at end of year	801	305	244

Additional paid in capital
Balance at beginning of year	183,535	131,766	131,256
Shares issued	589,557	51,106	—
Restricted stock unit (income) expense	(229)	663	510
Balance at end of year	772,863	183,535	131,766

Contributed capital surplus
Balance at beginning of year	131,520	149,700	179,019
Distributions to shareholders	(19,906)	(18,180)	(29,319)
Balance at end of year	111,614	131,520	149,700

Retained (deficit) earnings
Balance at beginning of year	(7,919)	(4,016)	49,413
Net income (loss)	15,995	(3,903)	(53,429)
Distributions to shareholders	(9,081)	—	—
Balance at end of year	(1,005)	(7,919)	(4,016)
Total equity	884,273	307,441	277,694

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1.    DESCRIPTION OF BUSINESS

Knightsbridge Tankers Limited (the "Company") was incorporated in Bermuda in September 1996 and was originally founded for the purpose of owning and operating an initial fleet of five very large crude carriers, or VLCCs. In December 2007, one of these vessels was sold and the Company subsequently expanded the scope of its activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. In 2012, three VLCCs were sold and the last remaining VLCC was sold in March 2013. In October 2014, the Company changed its name to Knightsbridge Shipping Limited. The Company's shares are listed on the Nasdaq Global Select Market under the symbol “VLCCF.”

Up to completion of the Merger on March 31, 2015 (see below), the Company's dry bulk carriers were managed by Golden Ocean Management (Bermuda) Ltd., or the Dry Bulk Manager, a wholly-owned subsidiary of Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, mainly operating in the Capesize and Panamax market segments. The Company's tankers were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol “FRO”.

Following the sale of three VLCCs in 2012 and the last VLCC in 2013, the results of the VLCCs have been recorded as discontinued operations.

As of December 31, 2013, the Company owned four Capesize dry bulk vessels and had four Capesize dry bulk vessels under construction.

In April 2014, the Company acquired five special purpose companies, or SPCs, from Frontline 2012 Ltd ("Frontline 2012"), each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding. This transaction has been accounted for as a purchase of assets and the consideration was settled by the issuance of 15.5 million shares, which were recorded at a price of $12.54 per share, and $150.0 million was assumed in remaining newbuilding installments. Cash of $43.4 million was acquired on the purchase of the five SPCs. Two of the five Capesize newbuildings were delivered to the Company in May 2014 and the remaining three were delivered in June, July and September 2014.

In April 2014, a subsidiary of the Company, or the Subsidiary, and Karpasia Shipping Inc., or Karpasia, entered into an agreement, or the Memorandum of Agreement, whereby the Subsidiary acquired a Capesize dry bulk carrier built in 2013 from Karpasia. $24.0 million was paid in cash on delivery of the bulk carrier in April 2014. To assist the Subsidiary in financing the remaining $31.0 million owed pursuant to the transaction, or the Seller's Credit, the Company and the Subsidiary entered into an agreement with Hemen Holding Limited, or Hemen, and Karpasia on April 3, 2014, or the Subscription and Settlement Agreement, pursuant to which Karpasia transferred and assigned the Seller's Credit to Hemen and on April 23, 2014, Hemen received 3.1 million of the Comapny's common shares, or the Hemen Shares, which were recorded by the Company at a price of $12.54 per share, in full satisfaction of the Seller's Credit.

The Former Golden Ocean, Frontline, Frontline 2012 and Karpasia are affiliates of, or associated with Hemen, a company indirectly controlled by trusts established for the benefit of Mr. John Fredriksen’s immediate family, and together with a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, in which Hemen is a principal shareholder, are referred to collectively as the Hemen Related Companies.

In April 2014, the Company agreed to acquire twenty-five SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, the Company acquired thirteen of these SPCs and the transaction has been accounted for as a purchase of assets and the consideration was settled by the issuance of 31.0 million shares, which were recorded at $11.51 per share being the closing share price on the date of the transaction, $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. Three of the thirteen Capesize newbuildings were delivered to the Company in September and October 2014 and the remaining ten are due for delivery in 2015.

As of December 31, 2014, the Company owned thirteen Capesize dry bulk vessels and had 26 Capesize dry bulk vessels under construction.

In March 2015, the Company purchased the 12 remaining SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

As of March 31, 2015, and just prior to the Merger described below, the Company owned 18 Capesize dry bulk carriers of which three were on index-related time charters and 15 were operating in the spot market. The Company also has contracts for 21 Capesize newbuildings (including 17 purchased from Frontline 2012).

On October 7, 2014, the Company and the Former Golden Ocean, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Merger was completed on March 31, 2015 (see Note 23).

As of March 31, 2015, and following completion of the Merger, we own 47 vessels and have 25 newbuildings under construction. In addition, we have four vessels chartered-in and one vessel owned through a joint venture. Six of the vessels are chartered out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

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

The combination of Company and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of Accounting Standards Codification ("ASC") 805, "Business Combinations" ("ASC 805"), with the Company selected as the accounting acquirer under this guidance.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, the Company recognizes revenue for the applicable period based on the actual index for that period.We use a discharge-to-discharge basis in determining percentage of completion for all spot voyages and voyages servicing contracts of affreightment whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

Demurrage is a form of damages for breaching the period allowed to load and unload cargo in a voyage charter, or the laytime, and is recognized as income according to the terms of the voyage charter contract when the charterer remains in possession of the vessel after the agreed laytime.

Claims for unpaid charter hire and damages for early termination of time charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter revenue. Amounts in excess of services previously rendered are classified as other operating income.

Losses from uncollectible receivables
Losses from uncollectible receivables are accrued when collection of the invoiced revenues is not assured. Management makes a judgment with regards to whether or not this should be recognized as income and if collection is not reasonably assured, no revenue will be recognized until cash has been received. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivable.

Leases
The charters for the Company's vessels are classified as operating leases for all periods presented.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Restricted cash is the minimum balance that must be maintained at all times in accordance with our loan agreements with Nordea Bank Norge ASA.

Trade accounts receivable
Trade and other receivables are presented net of allowances for doubtful balances. If amounts become uncollectible, they are charged to administrative expenses.

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

On January 1, 2014, the Company effected a change in estimate related to the estimated scrap rate for its four Capesize vessels. The scrap rate was amended from an average of $281 per lightweight ton to $361 per lightweight ton. The resulting change in salvage value has been applied prospectively and reduced deprecation by approximately $0.3 million for the year ended December 31, 2014. This change also resulted in an increase in net income of approximately $0.3 million for the year ended December 31, 2014. This change did not have an impact on basic and diluted earnings per share.

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

Impairment of long-lived assets
The carrying values of long-lived assets that are held and used by the Company and newbuildings under development are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand vessel values. The Company assesses recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. The carrying value of a time charter contract that was acquired with one of the vessels is included in the assessment. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

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

Merger-related costs
The Company accounts for merger-related costs as expenses in the periods in which the costs are incurred and the services are received.

Other comprehensive income
The Company has no other comprehensive income.

3.  NEWLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Update No. 2014-08-Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360). The amendments in this Update address the issues that (i) too many disposals of small groups of assets that are recurring in nature qualify for discontinued operations presentation under Subtopic 205-20, and (ii) some of the guidance on reporting discontinued operations results in higher costs for preparers because it can be complex and difficult to apply, by changing the criteria for reporting discontinued operations and enhancing convergence of the Financial Accounting Standards Board (FASB) and the International Accounting Standard Board (IASB) reporting requirements for discontinued operations. The Company is required to apply the amendments in this Update prospectively to (i) all disposals (or classifications as held for sale) of components of an entity that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years, and (ii) all businesses or non-profit activities that, on acquisition, are classified as held for sale that occur within annual periods beginning on or after December 15, 2014, and interim periods within those years. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-09-Revenue from Contracts with Customers (Topic 606). The FASB and the IASB initiated a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for U.S. GAAP and IFRS. To meet those objectives, the FASB is amending the FASB Accounting Standards Codification and creating a new Topic 606, Revenue from Contracts with Customers. The amendments in this Update are effective for the Company for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2014-15-Presentation of Financial Statements-Going Concern (Subtopic 205-40). The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-02-Consolidation (Topic 810). The amendments in this Update affect reporting entities that are required to evaluate whether they should consolidate certain legal entities. All legal entities are subject to reevaluation under the revised consolidation model. Specifically, the amendments (i) modify the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs) or voting interest entities, (ii) eliminate the presumption that a general partner should consolidate a limited partnership, (iii) affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships, and (iv) provide a scope exception from consolidation guidance for reporting entities with interests in certain legal entities. The amendments in this Update are effective for the Company for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2015. The Company is currently considering the impact of these amendments on its consolidated financial statements.

Accounting Standards Update No. 2015-03 Interest-Imputation of Interest (Subtopic 835-30) Simplifying the Presentation of Debt Issuance Costs. This Update was issued as part of an initiative to reduce complexity in accounting standards (the Simplification Initiative). The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. To simplify presentation of debt issuance costs, the amendments in this Update require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this Update. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

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

Net loss from discontinued operations in the year ended December 31, 2014, comprises primarily of legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Amounts recorded with respect to discontinued operations in each of the years ended December 31, 2014, 2013 and 2012 are as follows;

(in thousands of $)	2014	2013	2012
Carrying value of vessels disposed of in 2012	—	—	107,027
Carrying value of vessel held for sale at December 31, 2012	—	—	21,523
Per Statement of Operations;
Operating revenues	—	(226)	24,513
Net gain (loss) on sale of assets	—	254	(13,088)
Impairment loss on vessels	—	(5,342)	(41,597)
Net loss	(258)	(7,433)	(59,311)

6.   SEGMENT INFORMATION

The Company and the chief operating decision maker ("CODM") measure performance based on the Company's overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company has only one reportable segment.

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful. The Company operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of the VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale' at December 31, 2012, the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations. An analysis of revenues from continuing operations is as follows:

(in thousands of $)	2014	2013	2012
Total operating revenues – dry bulk carrier market	96,715	37,546	37,315

Revenues from three customers in the year ended December 31, 2014 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $8.2 million, $8.0 million, and $7.9 million, respectively. Revenues from three customers in the year ended December 31, 2013 each accounted for 10 percent or more of the Company's consolidated revenues from discontinued and continuing operations, in the amount of $17.0 million, $5.0 million and $4.3 million, respectively. Revenues from three customers in the year ended December 31, 2012 each accounted for 10 percent or more of the Company's consolidation revenues from discontinued and continuing operations, in the amount of $17.4 million, $11.6 million and $5.1 million, respectively.

7.   EARNINGS PER SHARE

The computation of basic earnings per share is based on net income and the weighted average number of shares outstanding during the year. The computation of diluted earnings per share is based on net income and the weighted average number of shares outstanding to include the restricted stock units based on the treasury stock method.

The components of the numerator for the calculation of basic EPS and diluted EPS for net income from continuing operations, net loss from discontinued operations and net income (loss) are as follows:

(in thousands of $)	2014	2013	2012
Net income from continuing operations	16,253	3,530	5,882
Net loss from discontinued operations	(258)	(7,433)	(59,311)
Net income (loss)	15,995	(3,903)	(53,429)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

(in thousands)	2014	2013	2012
Weighted average number of shares outstanding - basic	52,445	25,620	24,432
Impact of restricted stock units	149	176	133
Weighted average number of shares outstanding - diluted	52,594	25,796	24,565

8. IMPAIRMENT OF LONG TERM ASSETS

The Company recorded impairment losses on vessels of nil, $5.3 million and $41.6 million in the years ended December 31, 2014, 2013 and 2012, respectively. The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of each of its vessels may not be recoverable.

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

9.   LEASES

No vessels were on a fixed rate time charter at December 31, 2014 (December 31, 2013: one). Three vessels were on index linked time charters, which were accounted for as of December 31, 2014 (December 31, 2013: two).

The cost and accumulated depreciation of vessels leased to third parties at December 31, 2014 were $222.9 million and $38.0 million, respectively, and at December 31, 2013 were $216.9 million and $28.6 million, respectively.

10.   TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2014 maybe summarized as follows;

(in thousands of $)
Balance at December 31, 2011	1,926
Additions charged to income	10,634
Deductions credited to income	(479)
Balance at December 31, 2012	12,081
Additions charged to income	226
Deductions credited to income	(2,990)
Balance at December 31, 2013	9,317
Deductions credited to income	(1,883)
Balance at December 31, 2014	7,434

The provision for doubtful accounts at December 31, 2014 of $7.4 million primarily relates to two VLCC charters, which were terminated in 2012.

In March, June, October and December 2014, the Company received $9.7 million, $3.2 million, $3.3 million and $3.1 million, respectively, as full settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 related to unrecognized time charter revenue in respect of services previously rendered and the corresponding provision for doubtful accounts was credited income. The balance of the amount received in March and the remaining amounts were recorded as other operating income.

In December 2013, the Company received $756,000 from Sanko Steamship Co. Ltd., or Sanko, as a partial settlement for a $17 million claim for unpaid charter hire and claims of the Battersea. This amount was recorded as time charter income in the fourth quarter of 2013. Trade accounts receivable of $3.0 million and a provision for doubtful accounts in the same amount were written off.

11.   VESSELS

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2011	657,890	(221,617)	436,273
Transfer to vessel held for sale	(74,455)	52,932
Impairment loss	(41,597)	—
Disposal of vessels	(236,257)	157,415
Depreciation	—	(20,485)
Balance at December 31, 2012	305,581	(31,755)	273,826
Depreciation	—	(11,079)
Balance at December 31, 2013	305,581	(42,834)	262,747
Purchase of vessels	24,085	—
Value of share consideration paid in connection with purchase of vessel	38,874
Transfer from newbuildings	546,520	—
Depreciation	—	(19,561)
Balance at December 31, 2014	915,060	(62,395)	852,665

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

At December 31, 2014, the Company owned thirteen Capesize vessels (2013: four).

In April 2014, a subsidiary of the Company acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration consisted of the issuance of 3.1 million shares, which were recorded at a price of $12.54 per share or $38.9 million in aggregate, and a cash payment of $24.0 million.

The Company took delivery in the second quarter of 2014 of three of the five Capesize newbuildings purchased from Frontline 2012 in April 2014. KSL Seattle and KSL Singapore were delivered in May 2014 and KSL Sapporo was delivered in June 2014. During the third quarter of 2014, the remaining two Capesize newbuildings were delivered. KSL Sydney was delivered in July 2014 and KSL Salvador was delivered in September 2014.

In April 2014, the Company agreed to acquire 25 SPCs, each owning a fuel efficient dry bulk newbuilding, from Frontline 2012. Thirteen of these SPC's were acquired in September 2014 and three of the newbuildings were subsequently delivered to the Company in 2014. KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014.

Total depreciation expense was $19.6 million, $11.1 million and $20.5 million in the years ended December 31, 2014, 2013 and 2012, respectively. These amounts include depreciation for the VLCCs of nil , nil and $9.4 million in the years ended December 31, 2014, 2013 and 2012, respectively, which are recorded in discontinued operations.

12. NEWBUILDINGS

The carrying value of newbuildings relates to the fourteen Capesize dry bulk vessels, which the Company has under construction at December 31, 2014 (out of a total of 26 newbuildings) and represents the accumulated costs which the Company has paid by way of purchase installments and other capitalized expenditures together with capitalized interest. Movements in the years ended December 31, 2014 and 2013 maybe summarized as follows:

(in thousands of $)
Balance at December 31, 2012	—
Installments and newbuilding supervision fees paid and accrued	26,298
Interest capitalized	408
Balance at December 31, 2013	26,706
Installments and newbuilding supervision fees paid and accrued	356,355
Value of share consideration paid in connection with purchase of SPCs, net of cash acquired;
- in April 2014	150,959
- in September 2014	331,661
Interest capitalized	4,179
Transfers to vessels	(546,520)
Balance at December 31, 2014	323,340

In April 2014, the Company acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding. The consideration consisted of the issuance of 15.5 million shares, which were recorded at a price per share of $12.54 or $194.4 million in aggregate, and $150.0 million was assumed in remaining newbuilding installments. Cash of $43.4 million was acquired with the SPCs and so $151.0 million of the consideration was allocated to the cost of the newbuilding contracts. Two of the five Capesize newbuildings were delivered to the Company in May 2014 and the remaining three were delivered in June, July and September 2014.

In April 2014, the Company also agreed to acquire 25 SPCs, each owning a fuel efficient dry bulk newbuilding, from Frontline 2012. Thirteen of these SPC's were acquired in September 2014. The consideration consisted of the issuance of 31.0 million shares, which were recorded at a price per share of $11.51 or $356.8 million in aggregate, and $490.0 million was assumed in remaining newbuilding installments. Cash of $25.1 million was acquired with the SPCs and so $331.7 million of the consideration was allocated to the cost of the newbuilding contracts. Three of the thirteen newbuildings were subsequently delivered to the Company in 2014. KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014. The Company acquired the remaining 12 SPCs in March 2015 and issued 31.0 million shares as consideration (see Note 24).

In the year ended December 31, 2014, the difference between (i) the aggregate of installments and newbuilding supervision fees paid and accrued and interest capitalized of $360.5 million, and (ii) additions to newbuildings per the consolidated statement of cash flows of $357.4 million is attributable to accrued expenses not paid of $3.1 million.

13.   DEFERRED CHARGES

(in thousands of $)	2014	2013
Capitalized financing fees and expenses	6,253	2,699
Accumulated amortization	(2,720)	(2,035)
	3,533	664

During 2014, a commitment fee of $3.4 million was paid and capitalized in connection with the $420.0 million term loan facility that was entered into in June 2014. During 2013, fully amortized deferred charges of $0.7 million were removed from cost and accumulated amortization.

During 2014, 2013 and 2012, nil, $0.1 million and $0.3 million respectively, were charged against income as a result of early loan repayments.

14.   ACCRUED EXPENSES

(in thousands of $)	2014	2013
Voyage expenses	871	354
Ship operating expenses	1,112	489
Administrative expenses	1,162	1,332
Interest expense	1,045	189
	4,190	2,364

15.   DEFERRED CHARTER REVENUE

In March 2012, the Company agreed an amendment to the time charter for the Capesize vessel Belgravia whereby $5.0 million was paid in advance by the charterer and $95,000 was to be deducted by the charterer from each future hire payment, which are each payable 15 days in advance, until $5.7 million was deducted in total. The Company accounted for this by calculating the total expected charter hire payments at the date of change and recording this expected revenue over the remaining term of the charter party to August 2014 on a straight line basis. The $5.0 million prepayment was recorded as a liability and is being amortized over the remaining term of the charter party on a straight line basis. As of December 31, 2014, nil (2013: $1.3 million) and nil (2013: nil) are recorded in short term and long term liabilities, respectively, with respect to the unamortized balance of the $5.0 million prepayment. As of December 31, 2014, $3.3 million (2013:$2.3 million) is recorded in short term liabilities in respect of income received in advance on other charters.

16.   DEBT

(in thousands of $)	2014	2013
U.S. dollar denominated floating rate debt:
$175 Million Loan	125,000	95,000
$420 Million Loan	238,500	—
Total debt	363,500	95,000
Less: current portion	(19,812)	—
	343,688	95,000

$58.24 Million Loan
In July 2010, the Company entered into a $58.24 million credit facility consisting of four tranches of $14.56 million each in respect of each VLCC in the fleet at that time. Repayments were made on a quarterly basis with a balloon payment at the final maturity date in June 2015. The loan bears interest at LIBOR plus a margin. As of December 31, 2014, the outstanding balance was nil (December 31, 2013: nil) as a result of loan repayments of $41.3 million due to the sale of three VLCCs during 2012 and a final repayment of $12.4 million during 2013 upon the sale of the VLCC Mayfair.

$175 Million Loan
In December 2010, the Company refinanced the $105 million loan facility and entered into a $175 million credit facility consisting of four tranches of $25.0 million, each relating to a Capesize vessel, and a revolving debt facility of $75 million. The loan is secured by, among other things, a first priority mortgage on the applicable vessel. The loan has an interest rate of LIBOR plus a margin of 2.50%. In May 2013, the revolving debt facility of $75.0 million was reduced to $40.0 million. In May 2014, the repayment profile of the $135 million term loan facility was changed from a balloon repayment of the full amount in May 2015 to four quarterly installments commencing in May 2015, each equal to 1/48 of the outstanding loan amount, and a balloon payment for the remaining balance in May 2016. During 2014, $30.0 million was drawn down from this facility to part finance the 2013-built Capesize bulk carrier, Bulk China (renamed KSL China), purchased from Karpasia in April 2014 with a similar repayment profile to that agreed in May 2014. As of December 31, 2014, the outstanding balance was $125.0 million and $10.0 million was available for vessel acquisitions but undrawn.

$420 Million Loan
In June 2014, the Company entered into a term loan facility of up to $420.0 million, depending on the market values of the vessels at the time of draw down, consisting of fourteen tranches of $30.0 million to finance, in part, fourteen of the Company's newbuildings. Each tranche is repayable by quarterly installments of $$375,000 and all amounts outstanding shall be repaid on the final maturity date, which will be no later than 72 months after the first drawdown date or June 2020. The final draw down date must be no later than October 2016. The loan has an interest rate of LIBOR plus a margin of 2.50%. The Company drew down six tranches of $30.0 million each in the third quarter of 2014 as part financing of the KSL Seattle, KSL Sapporo, KSL Sydney, KSL Singapore, KSL Salvador and KSL Santiago and drew down two tranches of $30.0 million each in the fourth quarter of 2014 as part financing of the KSL San Francisco and KSL Santos. Also in the fourth quarter, the Company paid four installments of $375,000 each. As of December 31, 2014, $238.5 million had been drawn under the facility and the available, undrawn amount was $180.0 million.

As of December 31, 2014, both of the Company's loan agreements contain a loan-to-value clause, which could require the Company to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level. In addition, the loan agreements contains certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. The loans also include cross default provisions. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, the Company might not have sufficient funds or other resources to satisfy its obligations.

In addition, none of its vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full.

The Company was in compliance with all of the financial and other covenants contained in its loan agreements as of December 31, 2014.

The outstanding debt as of December 31, 2014 is repayable as follows:

(in thousands of $)
Year ending December 31,
2015	19,812
2016	129,188
2017	12,000
2018	12,000
2019	12,000
Thereafter	178,500
363,500

Assets pledged

As of December 31, 2014, thirteen vessels (2013: four vessels) with an aggregate carrying value of $852.7 million (2013: 262.7 million) were pledged as security for the Company's floating rate debt.

17.  SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2014	2013
200 million common shares of $0.01 par value (2013: 50 million common shares)	2,000	500

Issued and fully paid share capital:
(in thousands of $ except per share amount)	2014	2013
80,121,550 common shares of $0.01 par value (2013: 30,472,061 common shares)	801	305

The Company's common shares are listed on the NASDAQ Global Select Market and the Oslo Stock Exchange.

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

In February 2014, 49,489 common shares were issued as settlement of the third, second and first tranches of the RSUs granted in December 2010, December 2011 and January 2013, respectively.

In April 2014, 15,500,000 and 3,100,000 common shares were issued to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, in connection with the acquisition of five Capesize dry bulk newbuildings and one 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China). These shares were recorded at a price of $12.54 per share being the closing share price on the date of issuance.

In September 2014, 31,000,000 common shares were issued to Frontline 2012 in connection with the acquisition of thirteen Capesize dry bulk newbuildings. These shares were recorded at a price of $11.51 per share being the closing share price on the date of issuance.

In June 2014, at a special general meeting of the shareholders, the Company's authorized share capital was increased from $500,000 divided into 50,000,000 common shares of $0.01 par value to $2,000,000 divided into 200,000,000 common shares of $0.01 par value.

18.   RESTRICTED STOCK UNITS

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

The following table summarizes restricted stock unit transactions in the years ended December 31, 2014, 2013 and 2012:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2011	76,164	76,168	152,332	$13.67
Settled	(9,857)	(9,857)	(19,714)	$13.63
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19
Granted	27,555	27,556	55,111	$9.48
Settled	(41,134)	(41,136)	(82,270)	$9.32
Units outstanding as of December 31, 2014	74,578	74,581	149,159	$4.53

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate. The RSU expense for the years ended December 31, 2014, 2013 and 2012 was $0.2 million, $0.9 million and $0.9 million respectively.

In May 2012, the Company issued 11,301 common shares and paid $159,763 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first tranche of the RSUs granted in December 2010, which vested in December 2011.

In January 2013, the Company issued 35,061 common shares and paid $181,610 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012. These settlements represent 50%of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, the Board granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, the Company issued 49,489 commons shares and paid $464,630 to members of the Board and to the General and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2014, the Board granted a total of 55,111 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSU's will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

19.   FINANCIAL INSTRUMENTS

Interest rate risk management
In certain situations, the Company may enter into financial instruments to reduce the risk associated with fluctuations in interest rates. The Company does not hold or issue instruments for speculative or trading purposes. As at December 31, 2014, the Company is not party to any interest rate swaps to hedge interest rate exposure.

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in United States dollars, the functional currency of the Company. There is no significant risk that currency fluctuations will have a negative effect of the value of the Company's cash flows.

Fair values
The carrying value and estimated fair value of the Company's financial instruments at December 31, 2014 and 2013 are as follows:

	2014	2014	2013	2013
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Cash and cash equivalents	42,221	42,221	98,250	98,250
Restricted cash	18,923	18,923	15,000	15,000
Floating rate debt	363,500	363,500	95,000	95,000

The fair values of cash and cash equivalents, and restricted cash, have been determined using level 1 inputs and are assumed to be their carrying values.

The fair value of floating rate debt has been determined using level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly basis.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB and Nordea Bank Norge ASA. The Company does not require collateral or other security to support financial instruments subject to credit risk.

20.   RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd. and its subsidiaries (Frontline Management (Bermuda) Ltd, ICB Shipping (Bermuda) Ltd and Seateam Management Pte Ltd), Karpasia Inc. and Frontline 2012 Ltd.

In March 2012, the Former Golden Ocean sold its entire holding of shares in the Company and was no longer considered to be a related party. The Former Golden Ocean was considered a related party from September 2014 when Knightsbridge became a majority-owned subsidiary of Frontline 2012 following the acquisition of thirteen SPCs from Frontline 2012 (see below).

Frontline 2012 Transactions

In April 2014, the Company acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and a subsidiary of the Company acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at a price of $12.54 per share, $150.0 million was assumed in remaining newbuilding installments in connection with the SPC's acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPC's. No other working capital balances were acquired.

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares. The issuance of the 31.0 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. The Company acquired the remaining twelve SPCs in March 2015 and issued 31.0 million shares as consideration.

Management Agreements

The Knightsbridge Board decided to contract for the day-to-day management services of Knightsbridge and its subsidiaries, rather than to establish a proprietary management organization. This policy was based on the availability of such services in the market on terms which were considered more cost efficient to us than the alternative. All of the management services contracted for by Knightsbridge and its subsidiaries were subject to the board or, as the case may be, the board of the relevant subsidiary's, sole right to determine the overall objectives and policies of Knightsbridge and its subsidiaries.

General Management Agreement

Knightsbridge was provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager. The General Manager is a wholly owned subsidiary of Frontline. The General Manager subcontracted the services provided to Knightsbridge and its subsidiaries to Frontline Management (Bermuda) Limited, another wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement with the General Manager effective April 2, 2010, the General Manager was entitled to a management fee of $2.3 million per annum from January 1, 2010, which was subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from Knightsbridge’s tanker vessels, 1% of proceeds on the sale of any of Knightsbridge’s vessels, and 1% of the cost of the purchase of vessels. In addition, Knightsbridge, in its discretion, awarded equity incentives to the General Manager based upon its performance. Such awards were subject to the approval the Knightsbridge Board. Knightsbridge was responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Knightsbridge Board believed that the terms of the Amended General Management Agreement were substantially similar to those obtained in arm's-length negotiations in the market.

We are able terminate the Amended General Management Agreement subject to five business days' prior written notice to the General Manager in the event:

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

The General Manager is able to terminate the Amended General Management Agreement upon five business days' notice in the event we commit a material breach of the terms thereof and the breach remains unremedied for 30 days. Either party is able to terminate the Amended General Management Agreement upon immediate written notice to the other party in the event such other party becomes subject to an insolvency event. Either party is able to terminate the Amended General Management Agreement upon 12 months' prior written notice to the other party, provided that such termination by us must be approved by a resolution duly adopted by the affirmative vote of shareholders holding at least 66 2/3% of our issued and outstanding common shares. The Board believed that if the Amended General Management Agreement was terminated, we would be able to obtain appropriate alternative arrangements for our management requirements.

Technical Management

The technical management of the Knightsbridge's vessels was provided by ship mangers subcontracted by our General Manager.

Commercial Management

Pursuant to a commercial management agreement, or the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager managed our dry bulk carriers. The Dry Bulk Manager was able to subcontract some or all of the services provided to us and our subsidiaries to its affiliates or third parties. Pursuant to the Dry Bulk Commercial Management Agreement, the Dry Bulk Manager was entitled to receive a commission of 1.25% of all gross freight earned by our dry bulk carriers. In addition, Knightsbridge, in its discretion, awarded equity incentives to the Dry Bulk Manager based on its performance. Such awards were subject to the approval of the Knightsbridge Board.

A summary of net amounts charged by related parties in the years ended December 31, 2014, 2013 and 2012 is as follows:

(in thousands of $)	2014	2013	2012
ICB Shipping (Bermuda) Ltd	2,315	2,315	2,315
Frontline Management (Bermuda) Ltd	2,962	154	—
The Former Golden Ocean	1,034	408	533
Seateam Management Pte Ltd	562	228	208

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

While comparatives have been given for the years ended December 31, 2013 and 2012 in the table above and as of December 31, 2013 in the tables below, it should be noted that these companies were not considered to be related parties in 2013 and 2012.

A summary of balances due from related parties for the years ended December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
Frontline 2012 Ltd	38	—
Seateam Management Pte Ltd	411	108
Frontline Management (Bermuda) Ltd	—	9
Frontline Ltd	—	11
	449	128

A summary of balances due to related parties for the years ended December 31, 2014 and 2013 is as follows:

(in thousands of $)	2014	2013
The Former Golden Ocean	356	158
Frontline Management (Bermuda) Ltd	1,558	—
ICB Shipping (Bermuda) Ltd	579	—
Frontline Ltd	62	—
	2,555	158

Receivables and payables with related parties comprise unpaid commercial management fees and newbuilding supervision fees. In addition certain payables and receivables arise when the Company pays an invoice on behalf of a related party and vice versa.

We periodically issue RSUs to our directors and management companies. Please see Note 18.

21.   COMMITMENTS AND CONTINGENCIES

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

In April 2014, the Company agreed to acquire 25 SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, the Company acquired 13 of these SPCs and one of these Capesize newbuildings, KSL Santiago, was delivered from the yard on September 22 and commenced trading in the spot market. The final installment of $37.6 million was paid at this time. On October 30, 2014, two of these Capesize newbuildings, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at this time. The consideration for the 13 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $490 million in respect of these newbuilding contracts, net of cash of $25.1 million that was acquired on the purchase of the 13 SPCs. No other working capital balances were acquired. As of December 31, 2014, the Company was committed to make newbuilding installments of $548.7 million with expected payment in 2015.

The Company acquired the remaining 12 SPCs in March 2015 and issued 31.0 million shares as consideration. The Company assumed net newbuilding commitments of $404.0 million in respect of these newbuilding contracts with expected payment of $163.3 million in 2015 and $240.7 million in 2016.

The Company has claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. The Company is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. The Company is unable to predict the outcome of this case at this time.

In 2014, the Company received $17.5 million in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang and recorded this amount as other operating income. The Company also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. These amounts were received as full and final settlement in connection with a claim that was lodged jointly with another claimant's claim against the same defendant.

In February 2014 and April 2014 , the Company received $0.2 million and $0.1 million as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

Except as described above, to the best of the Company's knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on the Company's financial position or profitability and no such proceedings are pending or known to be contemplated.

22. SUPPLEMENTAL INFORMATION

In April 2014, the Company acquired five SPCs from Frontline 2012, each owning a fuel efficient 180,000 dwt Capesize dry bulk newbuilding and a subsidiary of the Company acquired one 2013-built Capesize bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration consisted of the issuance of 15.5 million and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at $12.54 per share or $194.4 million in aggregate, and $150.0 million was assumed in remaining newbuilding installments. $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the SPCs and so $151.0 million of the consideration paid to Frontline 2012 was allocated to the cost of the newbuilding contracts.

In April 2014, the Company also agreed to acquire twenty-five SPCs from Frontline 2012, each owning a fuel efficient dry bulk newbuilding. In September 2014, the Company acquired thirteen of these SPCs and the transaction has been accounted for as a purchase of assets. The consideration consisted of the issuance of 31.0 million shares, which were recorded at a price per share of $11.51 or $356.8 million in aggregate and $490.0 million was assumed in remaining newbuilding installments. Cash of $25.1 million was acquired with the SPCs and so $331.7 million of the consideration paid was allocated to the cost of the newbuilding contracts. The Company acquired the remaining twelve SPCs in March 2015 and issued 31.0 million shares as consideration.

23.   MERGER WITH THE FORMER GOLDEN OCEAN

The Transaction

On October 7, 2014, the Company and the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, mainly operating in the Capesize and Panamax market segments, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Merger was approved by the shareholders of the Former Golden Ocean and the Company in separate special general meetings, which were held on March 26, 2015. At the special general meeting of the shareholders of the Company, the Amended and Restated Bye-laws of the Company were adopted and it was also agreed that the name of the Company be changed to Golden Ocean Group Limited immediately after the effective time of the Merger.

The Merger was completed on March 31, 2015, at which time the Company acquired 100% of the Former Golden Ocean's outstanding shares and the name of the Company was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received shares in the Company as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 shares in the Company, and the Company issued a total of 61.5 million shares to shareholders in the Former Golden Ocean as merger consideration. Prior to completion of the Merger, the Company had 111,231,678 common shares outstanding.

Following completion of the Merger, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), the Company has 172,765,637 common shares outstanding. Trading in the Company's shares commenced on the Oslo Stock Exchange on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, the Company's shares traded on the Oslo Stock Exchange under the ticker code "GOGL". The Company's common shares began trading under our new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.

Background

After the Company completed the purchase of five SPCs and 13 SPCs, each owning a fuel efficient dry bulk newbuilding, from Frontline 2012 in April 2014 and September 2014, respectively, Hemen became a majority shareholder in the Company. At the same time, Hemen also owned or controlled approximately 41% of the outstanding shares of the Former Golden Ocean.

Each of the Company and the Former Golden Ocean periodically monitored the shipping and financial markets for opportunities that may be available to achieve their long-term operational and financial goals and to enhance shareholder value through potential strategic transactions, including business combinations, divestitures, acquisitions and similar transactions. Since Hemen and companies affiliated with Hemen had become major shareholders in both the Company and the Former Golden Ocean, Mr. Fredriksen, being on the boards of Frontline 2012 and the Former Golden Ocean, requested in early August 2014 from the management of the Former Golden Ocean and the management and Chairman of the Company to consider whether it would be in the shareholders best interest to consider a merger between the Former Golden Ocean and the Company.

The rationale for considering the merger was that both companies operate in the dry bulk market and although the Company operated exclusively in the Capesize segment while the Former Golden Ocean operated in the Capesize and Panamax segments, and have newbuildings in the Supramax segment, both companies were exposed to the same market dynamics. Both companies also had similar balance sheets when comparing the ratio of the debt to the market adjusted asset values and the same contract coverage for their fleets. In addition, the Former Golden Ocean was the commercial manager for the the Company's fleet and it would be free of administrative burden to merge the two entities. It was also seen to be favorable to only have one Hemen Related Company within the dry bulk market. Both companies believed that the consolidation of two companies in the same industry with the same main shareholder and management structures will create a more efficient investment vehicle for shareholders and lenders as well as remove any concerns regarding conflict of interest for management.

Accounting for the Merger

The merger of the Company and the Former Golden Ocean will be accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with the Company selected as the accounting acquirer under this guidance. The factors that were considered in determining that the Company should be treated as the accounting acquirer were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of the Company and the Former Golden Ocean, the composition of senior management of the combined company and the name of the combined company. Management believes that the relative voting rights in the combined company and the composition of the board of directors in the combined company were the most significant factors in determining the Company as the accounting acquirer.

It is expected that the merger transaction will result in a bargain purchase gain. Knightsbridge’s closing share price on the day prior to the merger announcement was $7.85 and the Company agreed to issue 61.5 million shares (valuing the announced consideration at $482.8 million). Since Former Golden Ocean’s closing share price on the day prior to the merger announcement was NOK 6.39 (or $0.986) thus valuing the Former Golden Ocean at $441.1 million, the merger announcement suggested that Knightsbridge would pay a 9.5% premium. The bargain purchase gain arising on the transaction is, in part, the result of the fall in Knightsbridge's share price from the time of the transaction negotiations and the effective date of the merger transaction, which was March 31, 2015. The closing share price on March 31, 2015 was $5.00. This results in a purchase consideration of $307.5 million without considering the impact of the Former Golden Ocean stock options and Knightsbridge's restricted stock units held by the Former Golden Ocean which are not expected to have a material impact on the purchase price consideration. The terms of the transaction, however, were largely based on the net asset valuations of Knightsbridge and the Former Golden Ocean at September 30, 2014 and the share prices of each company at that time.

Under the provisions of ASC 805, the Company is also required to disclose;

1.
The revenue and earnings of the combined entity for the year ended December 31, 2014 as though the acquisition date for the business combination that occurred on March 31, 2015 had been as of January 1, 2014.

2.
The nature and amount of any material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings (supplemental pro forma information).

3.	The amount of acquisition-related costs and the line item in the income statement in which those expenses are recognized.

4.	The amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed.

5.	The amount of bargain purchase gain recognized and the line item in the income statement in which the gain is recognized.

The Company considers it impracticable to disclose this information due to the recent completion date of the transaction, the limited time available to prepare the basis for the initial accounting for the merger transaction including required disclosures and the fact that the financial statements of the Former Golden Ocean are prepared in accordance with IFRS as issued by the IASB.

24.   SUBSEQUENT EVENTS

In January 2015, the Board granted a total of 49,206 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2015, the Company took delivery of four Capesize dry bulk newbuildings, namely the KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine, which were purchased from Frontline 2012 in September 2014.

In January 2015, the Company entered into an agreement with RWE Supply & Trading GmbH, or RWE, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. Four vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered over the next twelve months.

In February 2015, an agreement was signed between the Company (as guarantor), various SPCs, (as borrowers), a syndicate of banks and ABN AMRO Bank N.V. as agent for a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility is divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche is repayable in consecutive quarterly installments commencing three months after draw down with a twenty years profile and all amounts must be fully repaid by March 31, 2021, at the latest. The loan bears interest at LIBOR plus a margin of 2.00%. The loan agreement contains a cross default provision and financial covenants, including free cash of a certain amount, a requirement for positive working capital and a value adjusted equity to adjusted total assets ratio.

In March 2015, the Company purchased 12 SPCs, each owning a fuel efficient Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the 12 SPCs was settled by the issuance of 31.0 million shares and the assumption of newbuilding commitments of $404.0 million in respect of these newbuilding contracts, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

In March 2015, the Company issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

On October 7, 2014, the Company and the Former Golden Ocean, entered into an agreement and plan of merger, the Merger, pursuant to which the two companies agreed to merge, with the Company as the surviving legal entity. The Merger was completed on March 31, 2015 (see Note 23).

In March 2015, the Company took delivery of the Capesize dry bulk newbuilding, KSL Stockholm, which was purchased from Frontline 2012 in September 2014. The final installment of $36.4 million was paid at this time and $28.6 million was drawn down from the $420.0 million term loan facility.

In April 2015, the Company agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. The vessels are expected to be delivered to the buyer by the end of June 2015. Net cash proceeds are expected to be $16.8 million from which we will repay debt of $14.3 million.

In April 2015, the Company agreed to the sale of four newbuilding Capesize vessels, which were owned by the Company prior to the completion of the Merger and are currently under construction at a Chinese yard. The Company will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to the Company (two in 2015 and two in 2016). The Company will time charter-in three of the vessels for periods between six and twelve months. Sale proceeds of $92.4 million are expected to be received in 2015 and in 2016 ($184.8 million in aggregate). We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In April 2015, the Company agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by the Company prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and will be sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $192.8 million of the sale proceeds will be used to repay debt. The vessels are expected to be delivered to Ship Finance in July 2015, subject to customary closing conditions. The vessels will be time chartered-in by one of the Company's subsidiaries for a period of 10 years. The daily time charter rate will be $17,600 during the first seven years and $14,900 thereafter. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day

As of March 31, 2015, after completion of the Merger, the Company was committed to make newbuilding installments of $935.5 million with expected payment of $490.8 million in 2015 and $444.7 million in 2016. Subsequent to March 31, 2015, we have reached agreements with several of our yards to delay the delivery dates of 17 newbuildings by 73 months in aggregate. These changes resulted in an increase in newbuilding commitments of $1.1 million such that, as of the date of this annual report, we were committed to make newbuilding installments of $936.6 million with expected payments of $330.7 million, $471.4 million and $134.5 million in 2015, 2016 and 2017, respectively.