Form 20-F
period 2015-12-31
Golden Ocean Group Ltd
filed 2016-04-14
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2015
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

172,675,637 Common Shares, Par Value $0.01 Per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Golden Ocean Group Limited desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, or the PSLRA, and is including this cautionary statement in connection therewith. This document and any other written or oral statements made by Golden Ocean Group Limited or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance. The PSLRA provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.

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

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward looking statements. Please see our Risk Factors in Item 3 of this report for a more complete discussion of these and other risks and uncertainties.

i

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

On October 7, 2014, Knightsbridge Shipping Limited, or Knightsbridge, and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, or the Merger, pursuant to which the two companies agreed to merge, with Knightsbridge serving as the surviving legal entity. The Merger was completed on March 31, 2015, and the name of Knightsbridge was changed to Golden Ocean Group Limited. The Merger has been accounted for as a business combination using the acquisition method of accounting, with us selected as the accounting acquirer. See "Item 4.A-Information on the Company" for more information.

Throughout this report, unless the context otherwise requires, Golden Ocean, the "Company", "we", "us" and "our" refer to Golden Ocean Group Limited and its subsidiaries as of the date of this annual report.

The term deadweight ton, or dwt, is used in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2015, 2014 and 2013, and our selected balance sheet data as of December 31, 2015 and 2014, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2012 and 2011 and the selected balance sheet data as of December 31, 2013, 2012 and 2011 have been derived from our consolidated financial statements not included herein. The following table should also be read in conjunction with "Item 5-Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2015	2014	2013	2012	2011
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	190,238	96,715	37,546	37,315	55,497
Total operating expenses	414,363	77,229	30,722	27,307	24,457
Net operating (loss) income	(234,913)	19,486	6,824	10,008	31,040
Net (loss) income from continuing operations	(220,839)	16,253	3,530	5,882	27,058
Net (loss) income from discontinued operations (1)	—	(258)	(7,433)	(59,311)	5,594
Net (loss) income	(220,839)	15,995	(3,903)	(53,429)	32,652
(Loss) earnings per share from continuing operations: basic ($)	(1.46)	0.31	0.14	0.24	1.11
(Loss) earnings per share from continuing operations: diluted ($)	(1.46)	0.31	0.14	0.24	1.10
Loss per share from discontinued operations: basic ($)	—	—	(0.29)	(2.43)	0.23
Loss per share from discontinued operations: diluted ($)	—	—	(0.29)	(2.41)	0.23
(Loss) earnings per share: basic ($)	(1.46)	0.30	(0.15)	(2.19)	1.34
(Loss) earnings per share: diluted ($)	(1.46)	0.30	(0.15)	(2.17)	1.33
Cash distributions per share declared ($)	—	0.63	0.70	1.20	2.00

Balance Sheet Data (at end of year):
Cash and cash equivalents	102,617	42,221	98,250	79,259	46,848
Long term restricted cash	48,521	18,923	15,000	15,000	15,000
Newbuildings	338,614	323,340	26,706	—	—
Vessels and equipment, net	1,488,205	852,665	262,747	273,826	436,273
Total assets	2,178,667	1,262,740	409,858	397,420	521,219
Current portion of long-term debt	20,380	19,812	—	4,700	3,600
Current portion of obligations under capital lease	15,749	—	—	—	—
Long-term debt	913,913	343,688	95,000	106,978	150,140
Obligations under capital lease	17,531	—	—	—	—
Share capital	1,727	801	305	244	244
Total equity	1,158,649	884,273	307,441	277,694	359,932
Common shares outstanding	172,675,637	80,121,550	30,472,061	24,437,000	24,425,699
Other Financial Data:
Equity to assets ratio (percentage) (2)	53.2%	70.0%	75.0%	69.9%	69.1%
Debt to equity ratio (3)	0.8	0.4	0.3	0.4	0.4
Price earnings ratio (4)	(0.7)	14.6	(61.3)	(2.4)	10.2
Time charter equivalent revenue (5)	112,139	62,760	30,737	32,992	53,477

(1)
We classified our only remaining VLCC as 'held for sale' as of December 31, 2012 and this vessel was sold during 2013. The operations of our VLCCs have been recorded as discontinued operations in 2014 and all prior years shown above.

(2)	Equity to assets ratio is calculated as total equity divided by total assets.

(3)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(4)	Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share.

(5)	A reconciliation of time charter equivalent revenues to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2015	2014	2013	2012	2011
Total operating revenues	190,238	96,715	37,546	37,315	55,497
Less: Voyage expense	(78,099)	(33,955)	(6,809)	(4,323)	(2,020)
Time charter equivalent revenue	112,139	62,760	30,737	32,992	53,477

Consistent with general practice in the shipping industry, we use time charter equivalent revenues, which represents operating revenues less voyage expenses, as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. Time charter equivalent revenues, a non-GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter.

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following summarizes the risks that may materially affect our business, financial condition or results of operations.

Risks Related to Our Industry

The continued downturn in the dry bulk carrier charter market has had and is expected to continue to have an adverse effect on our earnings, revenue and profitability and our ability to comply with our loan covenants.

The dramatic downturn in the dry bulk charter market, from which we derive and plan to continue to derive our revenues, has severely affected the dry bulk shipping industry. The Baltic Dry Index, or BDI, an index published by The Baltic Exchange of shipping rates for 20 key dry bulk routes, has fallen 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. After a steep drop during the financial crisis in 2008 to 663 the BDI has been very volatile, ranging from the high of 4,661 during 2009 to the low of 473 in 2015. The highest observed value in 2015 was 1,222 in August. There can be no assurance that the dry bulk charter market will recover and the market could continue to decline further.
This downturn and volatility in the dry bulk market has had a number of adverse consequences for dry bulk shipping, including, among other things:

•	an absence of financing for vessels;

•	extremely low charter rates, particularly for vessels employed in the spot market;

•	widespread loan covenant defaults in the dry bulk shipping industry; and

•	declarations of bankruptcy by some operators and ship owners, and charterers.

The continued occurrence of one or more of these events could adversely affect our business, results of operations, cash flows and financial condition.

Dry bulk carrier values have also declined both as a result of a slowdown in the availability of global credit and the significant deterioration in charter rates. Charter rates and vessel values have been affected in part by the lack of availability of credit to finance both vessel purchases and purchases of commodities carried by sea, and the excess supply of iron ore in China, Brazil and Australia, which resulted in falling iron ore prices and increased stockpiles in Chinese, Brazilian and Australian ports. There can be no assurance as to how long spot charter rates and vessel values will remain at their currently low levels. Charter rates may remain at low levels for some time which will adversely affect our revenue and profitability and asset values may drop further, which may affect our ability to comply with our loan covenants.

In addition, because the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2015, we recorded impairment losses of $152.6 million in connection with the sale of vessels and newbuildings.

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

Supply and demand for shipping capacity strongly influence charter rates. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are also unpredictable.

Factors that influence demand for vessel capacity include:

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments; and

•	currency exchange rates and the weather.

Factors that influence the supply of vessel capacity include:

•	number of newbuilding deliveries;

•	port and canal congestion;

•	scrapping of older vessels;

•	slow steaming;

•	vessel casualties; and

•	number of vessels that are out of service or laid up.

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

The over-supply of dry bulk carrier capacity is expected to continue to prolong or further depress the current low charter rates, which has and is expected to continue to limit our ability to operate our dry bulk carriers profitably.

The supply of dry bulk vessels, which has increased significantly since the beginning of 2008, has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2015, newbuilding orders have been placed for approximately 15% of the existing fleet capacity. Until the new supply of vessels is fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term.

Risks related to Shipping Generally

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

The world economy continues to face a number of challenges, including turmoil and hostilities in the Middle East, North Africa and other geographic areas. The presence of United States and other armed forces in Afghanistan and Syria, additional acts of terrorism and armed conflict around the world may contribute to further economic instability in the global financial markets. While global economic conditions have generally improved, continued adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

The European Union, or the E.U., has likewise experienced relatively slow growth and has exhibited weak economic trends. Over the past seven years, the credit markets in Europe have experienced significant contraction, de-leveraging and reduced liquidity. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Since 2008, lending by financial institutions worldwide remains at lower levels compared to the period preceding 2008.

The continued economic slowdown in the Asia Pacific region, especially in China, has and may continue to exacerbate the effect on us of the recent slowdown in the rest of the world. Chinese dry bulk imports have accounted for between 50% and 80% of global dry bulk transportation growth annually over the last 12 years. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China's GDP for the year ended December 31, 2015, is estimated to be around 6.9%, down from a growth rate of 7.4% for the year ended December 31, 2014, and remaining below pre-2008 levels. The lack of visibility and transparency from Chinese policy makers (the big shortfall of coal imports to the country in 2014, for example) is also adding risk. It appears that China is willing to take important steps to curb pollution, which in turn could have a negative impact for the dry bulk sector. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be impeded by a continuing or worsening economic downturn in any of these countries.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People’s Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels being built at Chinese shipyards, and could have a material adverse effect on our business, results of operations and financial condition.
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

Changes in the state of the global financial markets and economic conditions may adversely impact our ability to obtain financing on acceptable terms and otherwise negatively impact our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Operating businesses in the global economy have faced tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions and declining markets. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline.

As a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.

In addition, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such dry bulk cargoes have led to decreased demand for dry bulk vessels, creating downward pressure on charter rates.

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

The occurrence of any of the foregoing could have a material adverse effect on our business, results of operations, cash flows, financial condition.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, increasingly in Southeast Asia, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.

Further, if these piracy attacks occur in regions in which our vessels are deployed that insurers characterize as "war risk" zones or by the Joint War Committee as "war and strikes" listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain, if available at all. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, results of operations, cash flows, financial condition and may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters.

Our vessels may call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments, which could adversely affect our reputation and the market for our common shares.

From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. In 2015, one vessel, chartered-in through a joint venture 50% owned by us, had one port call to Iran transporting non-sanction cargo. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader and will be banned from all contacts with the United States, including conducting business in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector.

On November 24, 2013, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) entered into an interim agreement with Iran entitled the “Joint Plan of Action” (“JPOA”). Under the JPOA it was agreed that, in exchange for Iran taking certain voluntary measures to ensure that its nuclear program is used only for peaceful purposes, the U.S. and E.U. would voluntarily suspend certain sanctions for a period of six months. On January 20, 2014, the U.S. and E.U. indicated that they would begin implementing the temporary relief measures provided for under the JPOA. These measures include, among other things, the suspension of certain sanctions on the Iranian petrochemicals, precious metals, and automotive industries from January 20, 2014 until July 20, 2014. The JPOA has since been extended twice.

On July 14, 2015, the P5+1 and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the E.U. and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities.
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

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked, or inspected by divers, every two to three years for inspection of its underwater parts.

Compliance with the above requirements may result in significant expense. If any vessel does not maintain its class or fails any annual, intermediate or special survey, the vessel will be unable to trade between ports and will be unemployable, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.

Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to E.U. regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, or CAA, the U.S. Clean Water Act, or CWA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO's International Safety Management code for the safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the U.S. Maritime Transportation Security Act of 2002, or MTSA.

Compliance with such laws and regulations, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. Compliance with such laws and regulations may require us to obtain certain permits or authorizations prior to commencing operations. Failure to obtain such permits or authorizations could materially impact our business results of operations and financial conditions by delaying or limiting our ability to accept charterers. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions including greenhouse gases, the management of ballast waters, maintenance and inspection, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could result in a significant loss of earnings for the related off-hire period. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims might be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Risks Related to Our Business

We may require additional capital in the future, which may not be available on favorable terms, or at all.

Depending on many factors, including market developments, our future earnings, value of our assets and expenditures for any new projects, we may need additional funds in the longer term. We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth and prevent us from realizing potential revenues from prior investments, which will have a negative impact on our cash flows and results of operations.
As of December 31, 2015, we had eighteen vessels under construction, of which two have been sold and will be delivered to the new owners on delivery from the yard. We expect to receive net sales proceeds of $92.4 million in 2016 upon delivery of the two vessels which have been sold. There is no debt drawn in relation to these vessels. As of December 31, 2015, our outstanding commitments for our eighteen newbuildings, less the two which have been sold, amounted to $570.1 million with expected payments of $502.8 million in 2016 and $67.3 million in 2017. Sixteen vessels are expected to be delivered in 2016 and two vessels are expected to be delivered in 2017.
During the period from January 1, 2016 to the date of this annual report, we took delivery of five vessels, of which one vessel that was previously sold was delivered to its new owner. We paid $146.0 million in final installments for these five vessels and received $46.2 million from the sale of the vessel. We also paid $10.4 million in pre-delivery installments on vessels under construction. As of the date of this annual report, following these deliveries, we had thirteen vessels under construction, of which one has been sold and will be delivered to the new owners on delivery from the yard. As of the date of this annual report, our outstanding commitment amounts to $413.7 million.
As of December 31, 2015, we had available debt financing of $395 million for thirteen Capesize newbuilding contracts. During the period from January 1, 2016 to the date of this annual report, we took delivery of four of the financed vessels and drew down debt of $117.2 million. Based on the amended terms under our loan agreements (see "Item 5.B-Liquidity and Capital Resources") and draw down on delivered vessels, as of the date of this annual report, the available debt financing for the remaining nine vessels is $225 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, operating cash flow, proceeds from our recent private placements in Norway and, if market conditions permit, proceeds from additional debt and equity financings. If such financing is not available when our capital commitments are due, we may be unable to meet such obligations and finance our other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego deposits on construction and we may incur additional costs and liability to the shipyard under the construction contracts.
We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.

As of December 31, 2015, we had $966.5 million of outstanding indebtedness under our credit facilities and debt securities. Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto to:

•	pay dividends and make capital expenditures;

•	incur additional indebtedness, including the issuance of guarantees;

•	create liens on our assets;

•	change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person; or

•	enter into a new line of business.

In addition, our loan agreements, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us, subject to the February 2016 amendments discussed below, to maintain (i) a minimum value adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, (iii) a positive working capital, and (iv) a loan-to-value clause, which could require us to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level.

In February 2016, we agreed with our lenders to amend certain of the terms in our senior secured loan agreements. For the period from April 1, 2016 to September 30, 2018, there will be no repayments, the minimum value covenant is set at 100% and the market adjusted equity ratio is waived. We have also agreed that for the nine remaining newbuilding contracts where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100%. A cash sweep mechanism will be put in place whereby we will pay down on the deferred repayment amount should our cash position improve. The margins on the loans are unchanged and average 2.3%, however we will pay an increased margin of 4.25% for the deferred amount under the loan facilities. Additionally, our loan facilities now contain a minimum ownership provisions that require Hemen Holding Limited, a company indirectly controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family, or Hemen, to hold a minimum of 34% of our common shares during the period where we have a waiver to our covenants. The agreement with the lenders was subject to us raising $200 million in equity, which we completed in February 2016. See “Item 5.B-Liquidity and Capital Resources”

Therefore, we currently need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission when needed.

The market value of dry bulk vessels is likewise sensitive, among other things, to changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with our loan covenants. In such a situation, unless our lenders were willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. For instance, during the year ended December 31, 2015, we recorded impairment losses of $152.6 million in connection with the sale of vessels and newbuildings.

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

We cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all. If we are not able to refinance our indebtedness, we will have to dedicate a greater portion of our cash flow from operations to pay the principal and interest of this indebtedness. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient for these purposes. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

Additionally, our loan facilities contain a minimum ownership provisions that require Hemen to hold a minimum of 34% of our common shares during the period where we have a waiver to our covenants. We cannot guarantee that Hemen will continue to hold such ownership and if Hemen reduces its shareholding, we cannot assure you that we will be able to refinance our indebtedness on terms that are acceptable to us or at all.

Our financing obligations could affect our ability to incur additional indebtedness or engage in certain transactions.

Our financing agreements impose operational and financing restrictions on us and/or on our subsidiaries, which may significantly limit or prohibit, among other things, our and/or our subsidiaries' ability to, without the consent of our lenders, incur additional indebtedness, create liens, sell capital interests of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into certain charters or, if an event of default has occurred, pay cash distributions. In addition, our lenders may accelerate the maturity of indebtedness under our financing agreements and foreclose on the collateral securing the indebtedness upon the occurrence of certain events of default, including our failure to comply with any of the covenants contained in our financing agreements, not rectified within the permitted time. For instance, declining vessel values could lead to a breach of covenants under our financing agreements. If we are unable to prepay, pledge additional collateral or obtain waivers from our lenders, our lenders could accelerate our debt and foreclose on our vessels. In addition, if our lenders are entitled to accelerate the debt outstanding under one facility in default, it could result in a default on our other facilities.

We cannot assure you that we will be successful in finding employment for all of our vessels.

We cannot assure you that we will be successful in finding employment for our newbuilding vessels immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.

We have significant risks relating to the construction of our newbuilding vessels.

As of the date of this annual report, we had contracts for thirteen newbuilding vessels. After the recent postponement of two deliveries, eleven newbuilding vessels are now scheduled to be delivered in 2016 and two are scheduled to be delivered in 2017. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

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

Our financing arrangements have floating interest rates, which could negatively affect our financial performance as a result of interest rate fluctuations.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, movements in interest rates could negatively affect our financial performance. In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may affectively protect us from adverse interest rate movements.
The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position.
We may fail to realize the anticipated benefits of the Merger, and the integration process could adversely impact our ongoing operations.

We completed the Merger on March 31, 2015 with the expectation that it would result in various benefits, including, among other things, the creation of a larger listed company that would be more attractive to investors, improved purchasing and placing power, an expanded customer base and ongoing cost savings and operating efficiencies. The success of the Merger depends, in part, on our ability to realize such anticipated benefits from combining our business with that of the Former Golden Ocean. The anticipated benefits and cost savings of the Merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of our expected revenues or results.

We and the Former Golden Ocean operated independently until the completion of the Merger. While the Former Golden Ocean was the commercial manager of all of our operating vessels, it is possible that the integration process could result in disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the Merger.

Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen for the benefit of his immediate family and certain of its affiliates, owns approximately 46% of our issued and outstanding shares.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Aas, Mr. Fredriksen and Mrs. Blankenship, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO), or Frontline, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, and North Atlantic Drilling Ltd. (NYSE:NADL), or NADL. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

We have entered into various contracts, including charter parties with our customers, loan agreements with our lenders, vessel management, pooling arrangements, newbuilding contracts and other agreements, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements. If our charterers fail to meet their obligations to us or attempt to renegotiate our charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows and compliance with covenants in our loan agreements. Further, if we have to find a replacement technical manager, we may need approval from our lenders to change the technical manager.

We may be dependent on the success and profitability of any vessel pools in which our vessels operate.

We are, or may be in the future, party to pooling arrangements pursuant to which the profitability of our vessels operating in these vessel pools will depend upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or dilute our interest in pool profits.

Further, in addition to bearing charterer credit risk indirectly, we may also face credit risk from our pool managers and other pool participants. Not all pool managers or pool participants will necessarily provide detailed financial information regarding their operations. As a result, pool manager and other pool participant risk is largely assessed on the basis of the reputation of our pool managers and other pool participants in the market, and even on that basis, there is no assurance that they can or will fulfill their obligations under the contracts we may enter into with them. As such, pool managers and other pool participants may fail to fulfill their obligations to us. Should a pool manager or other pool participant fail to honor its obligations under agreements with us, we may have to withdraw our vessels from the pool and it may be difficult to secure substitute employment for our vessels, and any new charter arrangements we secure on the spot market, on time charters or in alternative pooling arrangements may be at lower rates or on less favorable terms, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels, and other market conditions. If our pool managers or other pool participants fail to meet their obligations to us, we could sustain significant losses, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We may not be able to implement our growth successfully.

Subject to the covenants in our credit facilities, our long term intention is to renew and grow our fleet through selective acquisitions of dry bulk tonnage. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels.

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

Subject to the covenants in our credit facilities, our long term business strategy includes growth through the acquisition of previously owned vessels. Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

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

If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or results of operations. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Rising fuel, or bunker, prices may adversely affect our profits.

Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite lower fuel oil prices in 2015 and the beginning of 2016, fuel may become much more expensive in the future.

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

The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. For instance, during the year ended December 31, 2015, we recorded impairment losses of $152.6 million in connection with the sale of vessels and newbuildings.

In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing. If we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.

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

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. It is possible that we could not obtain suitable employment for our vessels, which could adversely affect our results of operations and financial position.

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Six of our vessels are currently on a fixed rate time charters expiring between November 2016 and December 2021. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

Declines in charter rates and other market deterioration could cause us to incur impairment charges.

The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares. During the year ended December 31, 2015, we recorded an impairment loss of $148.1 million related to five vessels sold to Ship Finance and three newbuilding contracts sold to a third party, one of which was delivered in 2015, one in February 2016 and the other expected to be delivered in the fourth quarter of 2016. During the year ended December 31, 2013, we recorded an impairment loss of $5.3 million related to the VLCC Mayfair, which is recorded in results from discontinued operations.

Operational risks and damage to our vessels could adversely impact our performance.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting.

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

Further, the total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.

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

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or U.S Foreign Corrupt Practices Act and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Incurrence of expenses or liabilities may reduce or eliminate distributions.

Our credit facilities currently restrict us from paying dividends until after September 30, 2018. The amount and timing of cash distributions in the future will depend, among other things, on our compliance with covenants in our credit facilities, earnings, financial condition, cash position, Bermuda law affecting the payment of distributions, restrictions in our financing agreements and other factors. We could also incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as cash distributions. In addition, the declaration and payment of cash distributions is subject at all times to the discretion of our Board. We cannot assure you that it will pay cash distributions.

We may be subject to litigation that, if not resolved in our favor and not sufficiently insured against, could have a material adverse effect on us.

We may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, shareholder litigation, personal injury claims, environmental claims or proceedings, asbestos and other toxic tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. Although we intend to defend these matters vigorously, we cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, our revenue will decline, which would adversely affect our business, results of operations and financial condition.

If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition would be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions.

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

We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition.

We may be subject to calls because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, if the value of our claim records, the claim records of our fleet managers, and/or the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability (including pollution-related liability) significantly exceed projected claims. In addition, our protection and indemnity associations may not have enough resources to cover claims made against them. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows and financial condition.

We are a holding company, and depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us. There are currently no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash, dividends, loans, or advance. However, if we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of Bermuda and conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

Because we are a foreign corporation, you may not have the same rights that a shareholder in a United States corporation may have.

We are a Bermuda company. Our memorandum of association and amended and restated bye-laws and the Bermuda Companies Act 1981, as amended, govern our affairs. Class actions and derivative actions are not generally available under Bermuda law. Investors may have more difficulty in protecting their interests in the face of actions by management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction. Under Bermuda law a director generally owes a fiduciary duty only to the company; not to the company's shareholders. Our shareholders may not have a direct cause of action against our directors. Our bye-laws provide that the shareholders waive any claim or right of action he may have against the directors and officers and their delegates, except in respect of fraud or dishonesty. Our bye-laws further provide for the indemnification of our directors or officers against any liability arising out of any act or omission except for an act or omission constituting fraud or dishonesty.

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

Based on our current and proposed method of operation, we do not believe that we are or that we have been since the beginning of our 2004 taxable year, or that we will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".

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

We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2015 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on December 31, 2016. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 of the Code for any taxable year, we, or our subsidiaries, could be subject during those years to an effective 2% United States federal income tax on gross shipping income derived during such a year that is attributable to the transport of cargoes to or from the United States. The imposition of this tax would have a negative effect on our business. However, the amount of our shipping income that would be subject to this tax has historically not been material.

Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". Beginning on April 7, 2015, our shares traded on the Oslo Stock Exchange, or the OSE, under the ticker code “GOGL”. We cannot assure you that an active and liquid public market for our common shares will continue. The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. Since 2008, the stock market has experienced extreme price and volume fluctuations. If the volatility in the market continues or worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

Future issuance of shares or other securities may dilute the holdings of shareholders and could materially affect the price of our common shares.

It is possible that we may in the future decide to offer additional shares or other securities in order to secure financing of new projects, in connection with unanticipated liabilities or expenses or for any other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our common shares, as well as our earnings per share and our net asset value per share, and any offering by us could have a material adverse effect on the market price of our common shares.
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

We may fail to meet the continued listing requirements of the NASDAQ Global Select Market, which could cause our common shares to be delisted.

Pursuant to the listing requirements of the NASDAQ Global Select Market, if a company’s share price is below $1.00 per share for thirty consecutive trading days, NASDAQ will notify the company that it is no longer in compliance with the NASDAQ listing qualifications, which are set forth in NASDAQ Listing Rule 5450(a). If a company is not in compliance with the minimum bid price rule, the company will have 180 calendar days to regain compliance. The company may regain compliance if the bid price of its common shares closes at $1.00 per share or more for a minimum of ten consecutive business days at any time during the 180 day cure period.

On February 18, 2016, we received notice from the NASDAQ Global Select Market that the minimum bid price for our common shares was below $1.00 per share for a period of thirty consecutive business days, and that we therefore did not meet the minimum bid price requirement for the NASDAQ Global Select Market.

Our common shares will continue to be listed on and trade on the NASDAQ Global Select Market under the symbol “GOGL”, as the NASDAQ notification letter does not result in the immediate delisting of our common shares. If we do not regain compliance until August 16, 2016, we may be eligible for an additional grace period if we satisfy the continued listing requirement for market value of publicly held shares and all other initial listing standards, with the exception of the bid price requirement, and provide written notice of our intention to cure the deficiency during the second compliance period.

There can be no assurance that we will regain compliance with the minimum bid price requirement, remain in compliance with the other NASDAQ listing qualification rules, or that our common shares will not be delisted. A delisting of our common shares could have an adverse effect on the market price, and the efficiency of the trading market for, our common shares.

We may effect a reverse stock split, following which the price of our common share may decline, the liquidity of our shares may decrease, and we may not be able to attract new investors.

We cannot assure you that the market price of our common shares following a reverse stock split will remain at the level required for continuing compliance with the minimum price requirements of the NASDAQ Global Select Market. It is not uncommon for the market price of a company’s common shares to decline in the period following a reverse stock split. If the market price of our common shares declines following the effectuation of the reverse stock split, the percentage decline may be greater than would occur in the absence of the reverse stock split.

Further, the liquidity of the shares of our common shares may be affected adversely by a reverse stock split given the reduced number of shares that will be outstanding following the reverse stock split, especially if the market price of our common shares does not increase as a result of the reverse stock split.

Additionally, although we believe that a higher market price of our common shares may help generate greater or broader investor interest, we cannot assure you that the reverse stock split will result in a share price that will attract new investors, including institutional investors. In addition, there can be no assurance that the market price of our common shares will satisfy the investing requirements of those investors. As a result, the trading liquidity of our common shares may not necessarily improve.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

We are an international shipping company that owns and operates a fleet of dry bulk carrier vessels, focusing on the Capesize, Panamax and Supramax markets. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes.

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

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

Our Acquisitions, Disposals and Newbuildings

We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In February 1997, we completed our initial public offering, which resulted in $317.2 million net proceeds. We used these proceeds and bank debt to fund the acquisition of our initial fleet of five VLCCs. Between 2007 and 2013, we sold our five VLCCs. The results of the five VLCCs have been recorded as discontinued operations in accordance with U.S. generally accepted accounting principles.

During 2009, we took delivery of two dry bulk Capesize vessels and during 2010, we bought two dry bulk Capesize vessels from the Former Golden Ocean. As of December 31, 2012, we owned and operated a fleet of four Capesize dry bulk vessels.

In March 2013, we entered into newbuilding contracts for two 182,000 dwt Capesize bulk carriers with Japan Marine United Corporation and in November 2013, entered into newbuilding contracts for two 180,000 dwt Capesize bulk carriers with Daehan Shipbuilding Co. Ltd.

In April 2014, we acquired five special purpose companies, or SPCs, from Frontline 2012 Ltd, or Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding. Also in April 2014, one of our subsidiaries acquired one 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia Shipping Inc., or Karpasia, a wholly owned subsidiary of Hemen. Both transactions were accounted for as a purchase of assets. All vessels were delivered in 2014.

In April 2014, we also agreed to acquire an additional 25 SPCs from Frontline 2012, each owning a dry bulk newbuilding. In September 2014, we completed the first stage of this transaction and issued 31.0 million shares, priced at $11.51 per share based on the closing share price on the date of the transaction, to Frontline 2012 in exchange for thirteen SPCs. We accounted for this transaction as a purchase of assets. Three of the thirteen newbuildings acquired in September 2014 were subsequently delivered to us in 2014.

In January 2015, we took delivery of four Capesize dry bulk newbuildings (KSL Sakura, KSL Seville, KSL Seoul, Golden Kathrine), all of which were purchased from Frontline 2012 in September 2014.

In January 2015, we entered into an agreement with RWE Supply & Trading GmbH, or RWE, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of fifteen Capesize vessels on long term, index-linked contracts. In September 2015, the parties agreed to amend the terms to ten Capesize vessels at seven and a half year terms instead of fifteen Capesize vessels at five year terms. Eight vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered by the end of the second quarter of 2016.

In March 2015, we completed the second stage of the Frontline 2012 Vessel Transaction by issuing 31.0 million shares to Frontline 2012, priced at $4.10 per share based on the closing share price on the date of the transaction, in exchange for twelve SPCs and assuming newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

In March 2015, we also took delivery of the KSL Stockholm, which was purchased from Frontline 2012 in September 2014.

As of March 31, 2015, and just prior to the Merger described below, we owned eighteen Capesize dry bulk carriers of which three were on index-related time charters and fifteen were operating in the spot market. We also had contracts for 21 Capesize newbuildings (including seventeen purchased from Frontline 2012).

The Merger

On October 7, 2014, we and the Former Golden Ocean entered into an agreement and plan of merger, or the Merger, pursuant to which the two companies agreed to merge. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws and the name of the post-Merger company was changed to Golden Ocean Group Limited. The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with us selected as the accounting acquirer under this guidance.

The Merger was completed on March 31, 2015 and shareholders in the Former Golden Ocean received 61.5 million of our common shares as merger consideration, with one share in the Former Golden Ocean receiving 0.13749 of our common shares. Prior to completion of the Merger, we had 111,231,678 common shares outstanding.

Following completion of the Merger and, pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for the fractional shares that will not be distributed to the Former Golden Ocean shareholders as merger consideration), we had 172,675,637 common shares outstanding. Trading in our shares commenced on the OSE on April 1, 2015 under the ticker code "VLCCF". Beginning on April 7, 2015, our shares traded on the OSE under the ticker code “GOGL”. Our common shares began trading under our new name and ticker symbol “GOGL” on the NASDAQ Global Select Market on April 1, 2015.

As of March 31, 2015, and following completion of the Merger, we owned 47 vessels and had 25 newbuildings under construction. In addition, we had four vessels chartered-in and one vessel owned through a joint venture. Six of the vessels were chartered out on fixed rate time charters and the remainder operated in the spot market or are fixed on index-linked time charter contracts.

Events following the Merger

In April 2015, we agreed to the sale of two vessels, the Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. The vessels were delivered in the second quarter of 2015.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels, which were owned by us prior to the completion of the Merger and are currently under construction. We will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following the delivery of the vessels to us (two were delivered in 2015, one in February 2016 and one is expected to be delivered in the fourth quarter of 2016). We will time charter-in three of the vessels for periods between six and twelve months.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $188.9 million of the sale proceeds was used to repay debt. The vessels were delivered in the third quarter of 2015. The vessels are time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

In April 2015, we reached agreements with several of our yards to delay the delivery dates of nineteen newbuildings by 79 months in the aggregate. In October 2015, we agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016, respectively. These changes resulted in an increase in newbuilding commitments of $1.1 million such that, as of the date of this annual report, we are committed to make newbuilding installments of $413.7 million with expected payments of $346.4 million and $67.3 million in 2016 and 2017, respectively.

In May 2015, we took delivery of the Golden Taurus.

In June and September 2015, we took delivery of the two Capesize dry bulk newbuildings, the Golden Aso and the Golden Finsbury, respectively.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015 and we recognized a loss of $8.9 million.

As of December 31, 2015, we owned forty dry bulk carriers and had contracts for eighteen newbuildings. In addition, we had thirteen vessels chartered-in (of which eight are chartered from Ship Finance and five are chartered from third parties) and one vessel chartered-in through a joint venture 50% owned by us. Six of the vessels are chartered-out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

Subsequent Developments

In January 2016, we took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

Also in January 2016, we prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements.

In February 2016, we took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In February 2016, we agreed with our lenders to amend certain of the terms in our senior secured loan agreements. For the period from April 1, 2016 to September 30, 2018 there will be no repayments, the minimum value covenant is set at 100% and the market adjusted equity ratio is waived. We have also agreed that for the nine undelivered newbuildings where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100%. A cash sweep mechanism will be put in place whereby we will pay down on the deferred repayment amount should our cash position improve. The margins on the loans are unchanged and average 2.3% above LIBOR, however, we will pay an increased margin of 4.25% above LIBOR for the deferred amount under the loan facilities. The agreement with the lenders was subject to us raising $200 million in equity.

In February 2016, we announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. Our existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in our authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

On February 22, 2016, our shareholders approved the increase of our authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R" on March 18, 2016.

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed that the daily rate be reduced to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate in any day with the maximum reimbursed amount capped at $1.75 million and that on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million.

In March 2016, we agreed a delay in the delivery of two Capesize vessels from the original delivery dates in February and March 2016 to the end of October 2016.

B.  BUSINESS OVERVIEW

Our Reporting Segment

We own and operate a fleet of dry bulk carrier vessels, focusing on the Capesize, Panamax and Supramax markets. We operated in two markets from 2009 through 2012; the tanker and dry bulk carrier markets as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Following the sale of three VLCCs during 2012 and the balance sheet classification of the fourth as 'held for sale' at December 31, 2012, the results of the four VLCCs, which operated in the tanker market, have been recorded as discontinued operations.

Our vessels operate worldwide and as a result, our management does not, and did not, evaluate performance by geographical region because this information is not meaningful.

Our Business Strategy

Our business strategy is to operate a diversified fleet of dry bulk carriers with flexibility to adjust our exposure to the dry bulk market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk capacity. We may adjust our exposure through time charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to renew and grow our fleet through selective acquisitions, however, the amended terms of our loan agreements (see "Item 5.B-Liquidity and Capital Resources") require us to obtain our lenders permission to do so up to September 30, 2018.

Our credit facilities currently restrict us from paying dividends until after September 30, 2018. Our goal is to generate competitive returns for our shareholders. After September 30, 2018, subject to market conditions, we plan to return to our cash distribution policy of declaring quarterly cash distributions to shareholders, substantially equal to or at times greater than net operational cash flow in the reporting quarter less reserves that the Board may from time to time determine are necessary (such as reserves for drydocking and other possible cash needs). For more information about the amended terms of our loan agreements see "Item 5.B-Liquidity and Capital Resources".

Capesize Chartering Ltd.

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or Capesize Chartering. The new company combined and coordinated the chartering services of all the parties. Capesize Chartering commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved. Following the completion of the Merger, our Capesize spot trading vessels were marketed by the joint venture.

In January 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in Capesize Chartering to the remaining four joint venture partners. At the same time, we entered into a Capesize vessel revenue sharing agreement with Bocimar International NV, C Transport Holding Ltd. and Star Bulk Carriers Corp. and we agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. The revenue sharing agreement will initially apply to 65 modern Capesize vessels and will be managed from our offices in Singapore and Bocimar’s offices in Antwerp. Each vessel owner shall continue to be responsible for the operation and technical management of their respective vessels. We expect to achieve improved scheduling ability through the joint marketing opportunity that CCL represents for its Capesize vessels, with the overall aim of enhancing economic efficiencies.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries will rest with the Board. We operate management services through our subsidiary incorporated in Bermuda, Golden Ocean Group Management (Bermuda) Ltd., or the Dry Bulk Manager, who in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Management Asia Pte Ltd., subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. The Board defines the scope and terms of the services to be provided, including day-to-day operations, by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Up to March 31, 2015, we were provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement effective April 2, 2010, the General Manager was entitled to a management fee of $2.3 million per annum from January 1, 2010, which was subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of our vessels.

Technical Management

From April 1, 2015, we receive technical management services from the General Manager. Pursuant to the terms of the Agreement, the General Manager receives a management fee of $34,270 per vessel per year. The General Manager manages our newbuilding supervision and charges us for costs incurred in relation to the supervision. This arrangement was previously included as part of the management services provided by the General Manager.

Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

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

Grain has traditionally had the greatest impact on the seasonality in the dry bulk market, particularly during the peak demand seasons, which occurs during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. Since iron ore, like most other commodities, has moved from fixed price agreements between shippers and receivers to spot pricing, short term price fluctuations have had an impact on iron ore trading by reducing normal seasonal patterns. Other factors, however, such as weather and port congestion still impact market volatility.

Customers

Revenues in the amount of $28.0 million from one customer in the year ended December 31, 2015 accounted for 10 percent or more of our consolidated revenues from discontinued and continuing operations.

Revenues of $8.2 million, $8.0 million and $7.9 million, respectively, from three customers in the year ended December 31, 2014 each accounted for 10 percent or more of our consolidated revenues from discontinued and continuing operations.

Revenues of $17.0 million, $5.0 million and $4.3 million, respectively, from three customers in the year ended December 31, 2013 each accounted for 10 percent or more of our consolidated revenues from discontinued and continuing operations.

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

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and E.U. ports.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. OPA limits the liability of responsible parties and with respect to tankers over 3,000 gross tons, other than single-hull tank vessels, it is the greater of $2,200 per gross ton or $18,796,800, and the greater of $1,100 per gross ton or $939,800 for any non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The EPA and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering United States waters.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. In March 2013, the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

USCG regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or the NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

However, as of January 1, 2014, vessels became technically subject to the phasing-in of these standards. As a result, the USCG has provided waivers to vessels which cannot install the as-yet unapproved technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention, some of which are in effect and some which are pending, will co-exist.

In addition, at the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. As of early March 2016, 48 states had adopted the BWM Convention coming close to the 35% threshold. Notwithstanding the foregoing, the BWM Convention has not been ratified. Proposals regarding implementation have recently been submitted to the IMO, but we cannot predict the ultimate timing for ratification. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. Furthermore, in October 2014 the MEPC met and adopted additional resolutions concerning the BWM Convention’s implementation. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

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

European Union

In October 2009, the E.U. amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. Member States were required to enact laws or regulations to comply with the directive by the end of 2010. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

The E.U. has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The E.U. also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the E.U. with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from ships shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris did not result in an agreement that directly limits greenhouse gas emissions from ships.

As of January 1, 2013, all ships must comply with mandatory requirements adopted by the MEPC in July 2011 relating to greenhouse gas emissions. All ships are required to follow the Ship Energy Efficiency Management Plans, or SEEMP. Now the minimum energy efficiency levels per capacity mile, outlined in the Energy Efficiency Design Index, or EEDI, applies to all new ships. These requirements could cause us to incur additional compliance costs. The MEPC is also considering market-based mechanisms to reduce greenhouse gas emissions from ships. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European ports from January 2018 collect and publish data on carbon dioxide omissions. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety and has adopted regulations to limit greenhouse gas emissions from certain mobile sources and large stationary sources. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Any passage of climate control legislation or other regulatory initiatives by the IMO, E.U., the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labour Convention 2006, or MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance will be required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to the MLC 2006 were adopted in 2014 and more amendments were proposed in 2016. The MLC 2006 could require us to develop new procedures to ensure full compliance with its requirements.

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

Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet of vessels and newbuildings as of December 31, 2015:

Vessel	Built	DWT	Flag	Type of Employment
Capesize - owned tonnage
Golden Feng	2009	169,232	MI	Spot related time charter
Golden Shui	2009	169,333	MI	Spot related time charter
KSL Salvador	2014	180,958	HK	Index related time charter with RWE
KSL San Francisco	2014	181,066	HK	Index related time charter with RWE
KSL Santiago	2014	181,020	HK	Index related time charter with RWE
KSL Santos	2014	181,055	HK	Spot market
KSL Sapporo	2014	180,960	HK	Spot market
KSL Seattle	2014	181,015	HK	Index related time charter with RWE
KSL Singapore	2014	181,062	HK	Index related time charter with RWE
KSL Sydney	2014	181,000	HK	Index related time charter with RWE
KSL Sakura	2015	181,062	HK	Spot market
Golden Kathrine	2015	182,486	HK	Spot market
KSL Seoul	2015	181,010	HK	Index related time charter with RWE
KSL Seville	2015	181,062	HK	Spot market
KSL Stockholm	2015	181,055	HK	Index related time charter with RWE
Golden Aso	2015	182,472	HK	Spot market
Golden Finsbury	2015	182,418	HK	Spot market
Capesize - Time chartered-in from Ship Finance
Battersea	2009	169,500	MI	Spot market
Belgravia	2009	169,500	MI	Spot market
Golden Future	2010	176,000	HK	Spot market
Golden Zhejiang	2010	176,000	HK	Spot market
KSL China	2013	179,000	MI	Spot market
Golden Magnum	2009	179,788	HK	Spot market
Golden Beijing	2010	176,000	HK	Spot market
Golden Zhoushan	2011	175,834	HK	Spot market
Capesize - Time chartered-in from third parties
HL Harmony (formerly Front Atlantic)	2015	180,000	PAN	Spot market
HL Passion (formerly Front Baltic)	2015	180,000	PAN	Spot market
Owned through a joint venture
Golden Opus (1)	2010	180,716	HK	Spot market
Capesize - newbuilding
Golden Barnet (2)	2016	180,355	HK	n/a
Golden Bexley (2)	2016	180,209	HK	n/a
Front Caribbean (3) (4)	2016	180,000	n/a	n/a
Golden Fulham	2016	180,000	n/a	n/a
Golden Surabaya	2016	180,000	n/a	n/a
Golden Cirrus	2016	180,000	n/a	n/a
Golden Savannah	2016	180,000	n/a	n/a

Golden Arcus	2016	180,000	n/a	n/a
Golden Cumulus	2016	180,000	n/a	n/a
Golden Incus	2016	180,000	n/a	n/a
Front Mediterranean (4)	2016	180,000	n/a	n/a
Golden Calvus	2017	180,000	n/a	n/a
Golden Nimbus	2017	180,000	n/a	n/a
Golden Scape (2)	2016	210,000	n/a	n/a
Golden Swift (2)	2016	210,000	n/a	n/a
Ice class Panamax - owned tonnage
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,500	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Suek	2011	74,849	HK	Time charter (expires 2016)
Golden Bull	2012	75,000	HK	Time charter (expires 2017)
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,500	HK	Spot market
Golden Pearl	2013	74,186	HK	Spot market
Golden Ruby	2014	74,052	HK	Spot market
Panamax - Leased from third parties
Golden Lyderhorn (5)	1999	74,242	HK	Spot market
Kamsarmax - owned tonnage
Golden Eminence	2010	79,463	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires 2021)
Golden Endeavour	2010	79,454	HK	Time charter (expires 2020)
Golden Endurer	2011	79,474	HK	Time charter (expires 2020)
Golden Enterprise	2011	79,463	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Kamsarmax - Leased from third party
Golden Eclipse (6)	2010	79,600	HK	Time charter (expires 2020)
Supramax - owned
Golden Aries	2015	63,605	HK	Spot market
Golden Cecilie	2015	60,263	HK	Spot market
Golden Cathrine	2015	60,000	HK	Spot market
Golden Gemini	2015	63,605	HK	Spot market
Golden Taurus	2015	64,000	HK	Spot market
Supramax - Time chartered-in from third party
Golden Hawk	2015	58,000	PAN	Spot market
Supramax - newbuildings
Golden Leo	2016	63,800	n/a	n/a
Golden Libra	2016	63,800	n/a	n/a
Golden Virgo	2016	63,800	n/a	n/a

1.This vessel is owned through a joint venture with ST Shipping and Transportation Pte Ltd.
2.These vessels were delivered in January 2016.
3.This vessel was delivered in February 2016.
4.In April 2015, we agreed to sell this newbuilding vessel following the completion of construction and its delivery to us.
5.This vessel is chartered in on a bareboat charter expiring in September 2016 and is recorded as a vessel under capital lease.

6.This vessel is chartered in on a bareboat charter expiring in February 2020 and is recorded as a vessel under capital lease.

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama.

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

As of December 31, 2015, we owned forty dry bulk carriers and had contracts for eighteen newbuildings. In addition, we had thirteen vessels chartered-in (of which eight are chartered in from Ship Finance and five are chartered in from third parties) and one vessel chartered-in through a joint venture 50% owned by us. Each of the vessels is (or, in the case of newbuildings, are expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Six of the vessels are chartered-out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

Fleet Changes

Refer to "Item 4-Information on the Company-A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own and chartered in under long term operating and capital leases for the years ended December 31, 2015, 2014 and 2013 is summarized below.

	2015	2014	2013
Capesize
At start of period	13	4	4
Acquired as a result of the Merger	7	—	—
Acquisitions and newbuilding deliveries	9	9	—
Disposals	(12)	—	—
Chartered in/owned by joint venture	11	—	—
At end of period	28	13	4
Ice class Panamax and Panamax
At start of period	—	—	—
Acquired as a result of the Merger	10	—	—
Acquisitions and newbuilding deliveries	—	—	—
Disposals	—	—	—
Chartered in	1	—	—
At end of period	11	—	—
Kamsarmax
At start of period	—	—	—
Acquired as a result of the Merger	8	—	—
Acquisitions and newbuilding deliveries	—	—	—
Disposals	—	—	—
Chartered in	1	—	—
At end of period	9	—	—
Supramax
At start of period	—	—	—
Acquired as a result of the Merger	4	—	—
Acquisitions and newbuilding deliveries	1	—	—
Disposals	—	—	—
Chartered in	1	—	—
At end of period	6	—	—
Total
At start of period	13	4	4
Acquired as a result of the Merger	29	—	—
Acquisitions and newbuilding deliveries(3)	10	9	—
Disposals (1) (2) (3)	(12)	—	—
Chartered in/owned by joint venture (1) (3) (4)	14	—	—
	54	13	4

1.	We sold to and leased back from Ship Finance eight Capesize vessels of which three were acquired as a result of the Merger.

2.	We sold two Capesize vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger.

3.	We took delivery of Front Atlantic and Front Baltic, which were simultaneously sold to a third party and leased back.

4.	Of the thirteen chartered-in vessels, two vessels are treated as vessels under capital lease, eight vessels are on bareboat charter and three vessels are chartered-in on time charters.

Summary of Fleet Employment

As discussed below, our vessels are operated under time charters and voyage charters.

	As of December 31,
	2015		2014		2013
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Capesize
Spot	20	71%	10	77%	1	25%
Time charter	—	—	—	—	1	25%
Index linked time charter	8	29%	3	23%	2	50%
	28	100%	13	100%	4	100%
Ice class Panamax and Panamax
Spot	9	82%	—	—	—	—
Time charter	2	18%	—	—	—	—
Index linked time charter	—	—	—	—	—	—
	11	100%	—	—	—	—
Kamsarmax
Spot	5	56%	—	—	—	—
Time charter	4	44%	—	—	—	—
Index linked time charter	—	—	—	—	—	—
	9	100%	—	—	—	—
Supramax
Spot	6	100%	—	—	—	—
Time charter		—	—	—	—	—
Index linked time charter	—	—	—	—	—	—
	6	100%	—	—	—	—
Total
Spot	40	74%	10	77%	1	25%
Time charter	6	11%	—	—	1	25%
Index linked time charter	8	15%	3	23%	2	50%
	54	100%	13	100%	4	100%

Below is an overview of vessels on time charter contracts with an initial contract duration of more than one year:

Vessel Type	Vessel Name	Dwt	Net Rate	Expiry (min period)
Ice class Panamax	Golden Suek	74,500	17,000	September 2016
Ice class Panamax	Golden Bull	74,500	16,788	September 2017
Kamsarmax	Golden Empress	79,463	22,800	December 2021
Kamsarmax	Golden Endeavour	79,600	18,525	October 2020
Kamsarmax	Golden Endurer	79,600	22,800	November 2020
Kamsarmax	Golden Eclipse	79,600	28,025	February 2020
Several of our vessels are fixed out on index linked contracts, whereby the charter rates are linked to the Baltic time charter indices for the relevant vessel type, possibly adjusted for a premium/discount for the specific vessel relative to the index vessel. Consequently, the earnings are variable and similar to the earnings obtained in the spot market. Such index linked contracts are not included in the table above.
In January 2015, we entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of fifteen Capesize vessels on long term, index-linked contracts. In September 2015, the parties agreed to amend the terms to ten Capesize vessels at seven and a half year terms instead of fifteen

Capesize vessels at five year terms. Eight vessels have subsequently been delivered to RWE and the remaining vessels are expected to be delivered by the end of the second quarter of 2016.
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

Business combinations
We accounted for the acquisition of the Former Golden Ocean on March 31, 2015 as a business combination and have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value based on the closing price of our shares on the date of acquisition and the fair value of the vested share options in the Former Golden Ocean. The allocation of the purchase price for the Former Golden Ocean required us to make significant estimates and assumptions, including estimates of future revenues earned by vessels held under capital lease and the operating costs (including dry docking costs) of those vessels, the appropriate discount rate to value these cash flows. In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization and drydocking requirements. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration the rates being earned at the time and estimated daily time charter equivalent rates for each vessel for the unfixed days over the remaining terms of the leases.

In addition, we were required to separately value the charters acquired with vessels and used an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates. This gave rise to an acquisition date fair value asset of $127.1 million for favorable contracts asset in respect of vessels chartered out and an acquisition date fair value liability of $7.5 million for unfavorable contracts in respect of the vessels chartered in. These balances will be amortized over the remaining contract periods for each lease. We were also required to value the Convertible Bond and this resulted in a $38.8 million discount to the principal amount, which is being amortized over the term of the Convertible Bond. The surplus of the fair value of the net assets acquired over the fair value of the consideration transferred of $78.9 million was recognized as a bargain purchase gain in our consolidated statement of operations. Acquisition related costs are expensed as incurred.

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charter and bareboat charter hires. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period. We use a discharge-to-discharge basis in determining percentage of completion for all voyage contracts whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

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

Marketable securities
Marketable equity securities we hold that do not give us the ability to exercise significant influence are considered to be available-for-sale. These are remeasured at fair value each reporting period. Gains and losses are not realized until the securities are sold or subject to other than temporary impairment.

We analyze our available-for-sale securities for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the securities. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale occurs.

Vessels and depreciation
Vessels are stated at cost less accumulated depreciation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Value of long term charter contracts
We account for the fair value of long term charter contracts, which were attached to vessels acquired as a result of the Merger as a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset has been recorded for contracts, that are favorable to us and a liability has been recorded for contracts that are unfavorable to us. The favorable contracts had remaining terms of ten months to 7.5 years at the time of the Merger and the unfavorable contracts had remaining terms of three months to ten years. The fair value is amortized over the period of the contract on a straight line basis, except for the value of a contract of affreightment, which is amortized to reflect the timing of the expected economic benefit.

Impairment of long lived assets
The carrying values of our vessels and newbuildings may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us and newbuildings under construction are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed spot rates and depressed second hand vessel values. We assess recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts for five years, and (ii) estimate of implied charter rates based on the broker values received from third party brokers on a quarterly basis. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our expected future operating costs and discount factors that once discounted would equate to the average broker values. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the future undiscounted cash flows expected to be earned by each of our vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2015, and accordingly, have not recorded an impairment charge.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding time charter equivalent rates include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (v) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the E.U. or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes.  As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, due to the belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on the values achieved for the sale/purchase of similar vessels and appraised valuations and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that we could achieve if we were to sell them.

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2015 and December 31, 2014:

Vessel Type	Vessel Name		Built	Dwt	2015 ($ millions)	2014 ($ millions)
Capesize	Belgravia	[1]	2009	169,500	—	67.2
Capesize	Battersea	[1]	2009	169,500	—	71.3
Capesize	Golden Feng	[2]	2009	169,232	34.2	—
Capesize	Golden Shui	[2]	2009	169,333	34.2	—
Capesize	Golden Future	[1]	2010	176,000	—	60.4
Capesize	Golden Zhejiang	[1]	2010	176,000	—	53.2
Capesize	KSL China	[1]	2013	179,000	—	61.4
Capesize	KSL Salvador		2014	180,958	66.9	69.3
Capesize	KSL San Francisco		2014	181,066	63.4	65.6
Capesize	KSL Santiago		2014	181,020	62.9	65.2
Capesize	KSL Santos		2014	181,055	63.3	65.6
Capesize	KSL Sapporo		2014	180,960	66.0	68.4
Capesize	KSL Seattle		2014	181,015	65.7	68.1
Capesize	KSL Singapore		2014	181,062	65.7	68.1
Capesize	KSL Sydney		2014	181,000	66.4	68.8
Capesize	KSL Sakura		2015	181,062	64.0	—
Capesize	KSL Seoul		2015	181,010	64.2	—
Capesize	KSL Stockholm		2015	181,055	64.5	—
Capesize	KSL Seville		2015	181,062	63.6	—

Capesize	Golden Kathrine		2015	182,486	65.2	—
Capesize	Golden Aso		2015	182,472	66.1	—
Capesize	Golden Finsbury		2015	182,418	52.2	—
Ice class Panamax	Golden Ice	[2]	2008	75,500	15.5	—
Ice class Panamax	Golden Opportunity	[2]	2008	75,500	15.5	—
Ice class Panamax	Golden Saguenay	[2]	2008	75,500	15.5	—
Ice class Panamax	Golden Strength	[2]	2009	75,500	16.5	—
Ice class Panamax	Golden Suek	[2]	2011	74,849	18.0	—
Ice class Panamax	Golden Bull	[2]	2012	75,000	19.2	—
Ice class Panamax	Golden Brilliant	[2]	2013	74,500	21.1	—
Ice class Panamax	Golden Diamond	[2]	2013	74,500	21.1	—
Ice class Panamax	Golden Pearl	[2]	2013	74,186	21.1	—
Ice class Panamax	Golden Ruby	[2]	2014	74,052	22.2	—
Kamsarmax	Golden Eminence	[2]	2010	79,463	16.8	—
Kamsarmax	Golden Empress	[2]	2010	79,463	16.8	—
Kamsarmax	Golden Endeavour	[2]	2010	79,454	16.8	—
Kamsarmax	Golden Endurer	[2]	2011	79,474	17.8	—
Kamsarmax	Golden Enterprise	[2]	2011	79,463	17.8	—
Kamsarmax	Golden Daisy	[2]	2012	81,507	20.5	—
Kamsarmax	Golden Ginger	[2]	2012	81,487	20.5	—
Kamsarmax	Golden Rose	[2]	2012	81,585	20.5	—
Supramax	Golden Aries	[2]	2015	63,605	24.4	—
Supramax	Golden Cecilie	[2]	2015	60,263	25.9	—
Supramax	Golden Cathrine	[2]	2015	60,000	25.9	—
Supramax	Golden Gemini	[2]	2015	63,605	24.5	—
Supramax	Golden Taurus	[2]	2015	64,000	25.8	—
					1,488.2	852.6

1.	In April 2015, we agreed to a sale and lease back transaction for this vessel with Ship Finance.

2.	These vessels were acquired as a result of the Merger.

We believe that the basic charter-free market value for each of the vessels above is lower than its carrying value and that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $464 million (December 31, 2014: $210 million). We believe that the future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life will exceed the vessel's carrying value as of December 31, 2015, and accordingly, have not recorded an impairment charge.

The basic charter-free market value for each of the 18 (December 31, 2014: 14) newbuildings we owned at December 31, 2015, is lower than the newbuilding's total estimated cost of completion (being the aggregate of the carrying value at December 31, 2015, remaining installments to be paid and estimated newbuilding supervision costs and capitalized interest). We believe that the aggregate estimated cost of completion of these newbuildings exceeds their aggregate basic charter-free market value by approximately $227 million (December 31, 2014: $71.0 million). We believe that the future undiscounted cash flows expected to be earned by each newbuilding over its estimated useful life will exceed the newbuilding's estimated cost of completion and, accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "The fair market values of our vessels have declined and may decline further, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings of our vessels;

•	gains (losses) from the sale of assets;

•	vessel operating expenses;

•	impairment losses on vessels and newbuilding contracts;

•	provisions for uncollectible receivables;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	bargain purchase gain; and

•	discontinued operations.
We derive our earnings from time charters and voyage charters. As of December 31, 2015, 48 of our 54 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils, insurance and management fees.

An impairment loss on a vessel or newbuilding under construction, equal to the difference between the vessel's carrying value and fair value, is recognized when the estimated future net undiscounted cash flows are less than the carrying value of the vessel, or current carrying value plus future newbuilding commitments for newbuildings under construction.

Losses from uncollectible receivables are accrued when information is available before the financial statements are issued that indicates that it is probable that a receivable will not be collected.

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, restricted stock unit, or RSU, expense and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

Depreciation, or the periodic costs charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we own, less their estimated residual value, over their estimated useful life on a straight-line basis. We depreciate the cost of vessels held under capital lease over the term of the lease. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense relates to vessel specific debt facilities and capital leases. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest incurred during the construction of a newbuilding is capitalized in the cost of the newbuilding. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

We recorded a bargain purchase gain of $78.9 million in 2015, which resulted from the Merger, and is the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid.

We believe that the disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. In 2013, we determined that an individual vessel within a vessel class was not a component as defined by the then accounting standard as we did not believe that the operations of an individual vessel within a vessel class could be clearly distinguished. Generally, we believed that all of the vessels in a vessel class represented a component as defined for the purpose of discontinued operations and presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012. The remaining VLCC was sold during 2013.

Lack of Historical Operating Data for Vessels before their Acquisition (other than those acquired in a Business Combination)

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

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may continue to rise moderately over the next few years. Dry bulk cargo transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2015 compared with year ended December 31, 2014

Operating revenues

(in thousands of $)	2015	2014	% Change
Voyage charter revenues	102,972	53,706	91.7
Time charter revenues	85,960	22,656	279.4
Other operating income	1,306	20,353	(93.6)
Total operating revenues	190,238	96,715	96.7

Voyage charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an additional $31.7 million generated from sixteen of the additional 29 vessels acquired as a result of the Merger trading partly in the spot market,

•	an additional $20.3 million generated from five newbuildings delivered in 2015 trading partly in the spot market, and

•	an additional $10.2 million generated from vessels that were chartered-in on short term charters and relets in 2015.

These factors were partially offset by a decrease of $12.9 million attributable to the overall downturn of the dry bulk spot market compared to 2014.

Time charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an additional $58.6 million generated from all of the vessels acquired as a result of the Merger,

•	an additional $9.8 million generated from two capital leased vessels acquired as a result of the Merger,

•	an additional $9.5 million generated from time charters of eight newbuildings delivered during 2015 of which five also completed voyages charters, and

•	an additional $9.1 million generated from vessels that were chartered-in on short term charters and relets in 2015.

These factors were partially offset by amortization of the estimated fair value allocated to favorable time charters of $23.7 million.

Other operating income in 2015 primarily comprises $0.3 million in respect of the reimbursement of expenses incurred in connection with the unlawful arrest of one vessel and $0.9 million in respect of management fee income for services provided by Golden Ocean Group Management (Bermuda) to related parties.

Other operating income in 2014 primarily comprised:

•
$17.5 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang. We also received $1.9 million in connection therewith, which was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

•	$0.3 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Battersea, and

•	$2.6 million received as settlement for the early charter termination of a time charter for the Belgravia.

Loss on sale of assets and amortization of deferred gains

(in thousands of $)	2015	2014	% Change
Net loss on sale of vessels	2,062	—	100.0
Loss on sale of newbuilding contracts	8,858	—	100.0
Amortization of deferred gains	(132)	—	100.0
	10,788	—	100.0

Loss on sale of vessels in 2015 principally relates to the Front Atlantic ($2.2 million loss) and the Front Baltic ($0.1 million gain), which were sold on delivery in August and November 2015, respectively. The loss on sale of newbuilding contracts in 2015 is attributable to the sale of two newbuilding contracts to Frontline in 2015. Amortization of deferred gains in 2015 arises on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

Voyage expenses and commission

(in thousands of $)	2015	2014	% Change
Voyage expenses and commission	78,099	33,955	130.0

Voyage expenses and commission increased in 2015 as compared to 2014 primarily due to:

•	an increase of $27.3 million incurred by the addition of 29 vessels acquired as a result of the Merger, of which two were sold during the year,

•	an increase of $13.0 million incurred by the delivery of eight newbuildings in 2015, and

•	an increase of $7.0 million incurred by vessels that were chartered-in on short term charters and operated in the spot market.

These factors were partially offset by a decrease of $3.1 million related to vessels operated in the spot market in 2014, which traded under time charter terms in 2015.

Ship operating expenses

(in thousands of $)	2015	2014	% Change
Ship operating expenses	83,022	18,676	344.5

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils, insurance and management fees.

Ship operating expenses increased in 2015 as compared to 2014 primarily due to:

•	an increase of $40.8 million incurred by the 29 vessels acquired as a result of the Merger, of which two were sold during the year,

•	an increase of $10.7 million incurred by the delivery of eight newbuildings in 2015,

•	an increase of $9.8 million incurred by the nine vessels that were delivered during 2014 and traded for the full year in 2015,

•	an increase of $3.0 million incurred by the two capital leased vessels acquired as a result of the Merger, and

•	an increase in drydocking costs of $1.4 million related to six vessels in 2015, of which five were acquired as a result of the Merger, compared to three vessels in 2014.

This was partially offset by a decrease of $1.4 million mainly related to supplier rebates.

Charter hire expenses

(in thousands of $)	2015	2014	% Change
Charter hire expenses	30,719	—	100.0

Charter hire expenses in 2015 are attributable to:

•	$17.6 million for vessels chartered in from third parties,

•	$12.1 million for the eight vessels chartered in from Ship Finance, and

•	$2.4 million related to the provision for onerous contracts

This was partially offset by $1.4 million amortization of unfavorable time charter contracts, which has been recognized as a reduction to charter hire expenses.

Administrative expenses

(in thousands of $)	2015	2014	% Change
Administrative expenses	12,469	5,037	147.5

Administrative expenses increased in 2015 as compared to 2014 primarily due to:

•	an additional $5.5 million for personnel, travel and offices costs of the Former Golden Ocean since April 1, 2015,

•	an additional $2.9 million in legal, audit and professional fees incurred as a result of the Merger and the increased size of the Company since March 31, 2015, and

•	an additional $0.4 million in Board fees as a result of the Merger and the temporary increase in the size of the Board.

This was partially offset by the following:

•	a $0.7 million reduction in management fees as a result of the termination of the contract with the General Manager on March 31, 2015,

•	a $0.3 million reduction in RSU expense, and

•	a $0.3 million reduction in other expenses.

Provision for uncollectible receivables

(in thousands of $)	2015	2014	% Change
Provision for uncollectible receivables	4,729	—	100.0

The provision for uncollectible receivables is attributable to a long term receivable acquired as a result of the Merger and was recorded following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index.

Impairment loss on vessels and newbuildings

(in thousands of $)	2015	2014	% Change
Impairment loss on vessels and newbuildings	152,597	—	100.0

Impairment loss on vessels and newbuildings in 2015 is attributable to:

•	$141.0 million relates to impairment losses on five of the eight vessels that we agreed to sell to Ship Finance in April 2015 (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang),

•
$7.1 million relates to the impairment loss on newbuildings. In April 2015, we agreed sell four newbuildings to a third party on delivery of the newbuilding. One of these vessels was delivered and sold in August 2015 at a loss of $2.2 million. The impairment review of the remaining three vessels indicated that the expected costs would exceed the agreed sales price of the vessels and an impairment loss was recognized, and

•
$4.5 million relates to an impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index.

Depreciation

(in thousands of $)	2015	2014	% Change
Depreciation	52,728	19,561	169.6

Depreciation expenses increased in 2015 as compared to 2014 primarily due to:

•	an increase of $15.9 million as a result of 29 vessels acquired as a result of the Merger, of which two were vessels under capital lease,

•	an increase of $12.8 million as a result of the delivery of eight newbuildings in 2015, and

•	an increase of $4.5 million due to full year depreciation in 2015 of nine vessels delivered in 2014.

Interest income

(in thousands of $)	2015	2014	% Change
Interest income	849	29	2,827.6

Interest income increased in 2015 as compared to 2014 primarily due to:

•	interest received on bank deposits was $0.3 million higher due to higher cash deposits held since the completion of the Merger, and

•	interest income of $0.6 million on an interest bearing long term receivable, acquired as a result of the Merger.

Interest expense

(in thousands of $)	2015	2014	% Change
Interest on floating rate debt	20,475	4,973	311.7
Interest on fixed rate debt	4,719	—	100.0
Finance lease interest expense	1,981	—	100.0
Interest on other obligations	2	—	100.0
Commitment fees	3,217	1,731	85.8
Interest capitalized on newbuildings	(8,968)	(4,179)	114.6
Amortization of fair value adjustments as a result of the Merger	6,844	—	100.0
	28,270	2,525	1,019.6

Interest expense increased in 2015 as compared to 2014 primarily due to:

•	a $15.5 million increase in bank loan interest expense, which is due to the following:

◦	$8.9 million increase resulting from debt facilities acquired as a result of the Merger,

◦	$6.8 million increase resulting from full year interest accruing on the $240.0 million drawn in the second half of 2014 under the $420.0 million term loan facility,

◦	$1.5 million increase resulting from additional drawdowns of $216.0 million during 2015, and

◦	$1.7 million decrease resulting from repayments of $244.0 million during 2015, including full repayments of the $175.0 million term loan facility and the $201.0 million term loan facility.

•	$4.7 million in interest on fixed rate debt, which resulted from the assumption of the Convertible Bond as a result of the Merger.

•	$2.0 million in interest on finance leases, which resulted from the assumption of capital lease obligations for two vessels as a result of the Merger.

•
$4.5 million in interest capitalized on newbuildings, which resulted from increased payments in 2015 following the assumption of four newbuildings as a result of the Merger and the 25 newbuilding contracts acquired from Frontline 2012 in September 2014 and March 2015.

•
$1.5 million increase in commitment fees resulting principally from the new loan facility of $425.0 million, which was entered into in February 2015, of which $27.2 million was drawn down at the end of 2015, and

•
Amortization adjustments related to the purchase price adjustments in respect of the Merger, of which $6.6 million is in respect of the $38.8 million fair value adjustment on the Convertible Bond and $0.2 million relates to the sellers credits.

Associated companies

(in thousands of $)	2015	2014	% Change
Equity results of associated companies	(433)	—	100.0
Impairment of associated companies	(4,600)	—	100.0
	(5,033)	—	100.0

The investments were acquired as a result of the Merger and we had no such investments in the year ended December 31, 2014. The impairment loss relates to our 50% equity interest in Golden Opus Inc following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index.

Impairment loss on marketable securities

(in thousands of $)	2015	2014	% Change
Other than temporary impairment on marketable securities	(23,323)	—	100.0

The other than temporary impairment on marketable securities is comprised of $19.1 million in respect of an investment in a company listed on a U.S. stock exchange, which was acquired during 2015, and $4.2 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market that was acquired as a result of the Merger.

Loss on derivatives

(in thousands of $)	2015	2014	% Change
Loss on derivatives	(6,939)	—	100.0

The loss on derivatives comprise losses of $2.5 million on interest rate swaps, losses of $0.2 million on foreign currency swaps, losses of $3.6 million on bunker derivatives and losses of $0.6 million on freight forward agreements. We did not engage in derivative transactions prior to the Merger.

Bargain purchase gain arising on consolidation

(in thousands of $)	2015	2014	% Change
Bargain purchase gain arising on consolidation	78,876	—	100.0

We recorded a bargain purchase gain of $78.9 million in 2015, which resulted from the Merger, and is the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid.

Other financial items

(in thousands of $)	2015	2014	% Change
Other financial items	(1,897)	(737)	157.4

Other financial items increased in 2015 as compared to 2014 primarily due to increased amortization of deferred charges resulting from the $3.8 million loan arrangement fee paid on the $425.0 million term loan facility.

Net loss from discontinued operations

(in thousands of $)	2015	2014	% Change
Net loss from discontinued operations	—	(258)	(100.0)

Net loss from discontinued operations in 2014 relates to the operations of our VLCCs, the last of which was sold during 2013. The loss in 2014 relates to legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Year ended December 31, 2014 compared with year ended December 31, 2013

Operating revenues

(in thousands of $)	2014	2013	% Change
Time charter revenues	22,656	27,677	(18.1)
Voyage charter revenues	53,706	9,869	444.2
Other operating income	20,353	—	—
Total operating revenues	96,715	37,546	157.6

Time charter revenues decreased in 2014 as compared to 2013 primarily due to a decrease in revenues of $9.3 million from the Belgravia, which traded on time charter to mid-June 2014 at which time it was redelivered to us and commenced trading in the spot market. This was partially offset by an increase in revenues of $3.5 million from the Golden Zhejiang, which resulted in part due to $1.9 million received as partial settlement of a claim for unpaid charter hire and damages. This amount was received in March 2014 and was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

Voyage charter revenues increased in 2014 as compared to 2013 primarily due to:

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

Other operating income in 2014 comprises:

•
$17.5 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang. We also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

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

Voyage expenses and commissions increased in 2014 as compared to 2013 primarily due to:

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

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils and insurance. Ship operating expenses increased in 2014 as compared to 2013 primarily due to the addition of nine vessels to the fleet during 2014.

Administrative expenses increased in 2014 as compared to 2013 primarily due to an increase in professional fees and audit fees incurred in connection with our then prospective merger with the Former Golden Ocean, which was partially offset by a decrease in RSU expense.

On January 1, 2014, we changed the estimated scrap rate for our four Capesize vessels from an average of $281 per lightweight ton to $361 per lightweight ton. The resulting change in salvage value has been applied prospectively and reduced depreciation by approximately $0.3 million for the year ended December 31, 2014. This change also resulted in an increase in net income of approximately $0.3 million for the year ended December 31, 2014. Depreciation increased in the year ended December 31, 2014 compared to the year ended December 31, 2013 primarily due to the addition of nine vessels to the fleet during 2014. Bulk China (renamed KSL China) was purchased in April 2014. KSL Seattle and KSL Singapore were delivered in May; KSL Sapporo and KSL Sydney were delivered in June and July, respectively; KSL Salvador and KSL Santiago were delivered in September and KSL San Francisco and KSL Santos were delivered in October.

Other income (expenses)

(in thousands of $)	2014	2013	% Change
Interest income	29	41	(29.3)
Interest expense	(2,525)	(2,827)	(10.7)
Other financial items	(737)	(508)	45.1
Net other expenses	(3,233)	(3,294)	(1.9)

Interest income in 2014 and 2013 relates solely to interest received on bank deposits.

Interest expense decreased in 2014 as compared to 2013 primarily due to:

•	an increase in bank loan interest expense of $2.2 million, which resulted from $270.0 million of additional borrowings in connection with our newbuilding program.

•	an increase in commitment fees of $1.3 million resulting from an increase in committed, undrawn loan facilities.

This was offset by an increase in capitalized interest on newbuildings of $3.8 million, primarily due to the newbuildings acquired from Frontline 2012 in April 2014 and September 2014.

Losses related to other financial items increased in 2014 as compared to 2013 primarily due to increased amortization of deferred charges.

Net loss from discontinued operations

(in thousands of $)	2014	2013	% Change
Net loss from discontinued operations	(258)	(7,433)	(96.5)

Net loss from discontinued operations relates to the operations of our VLCCs.

We had one VLCC at the start of 2013, which was sold in April 2013. There were no operating revenues in the year ended December 31, 2013, while a provision of $0.2 million was made in respect of a doubtful demurrage balance. There was a gain of $0.3 million relating to the sale of equipment, operating costs of $7.3 million (including an impairment loss on vessels of $5.3 million) and non-operating expenses of $0.2 million.

Net loss from discontinued operations in 2014, comprises primarily of legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. The underlying core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for the first interim period within annual reporting periods beginning after December 15, 2017, and allows adoption either under a full retrospective or a modified retrospective approach. Early adoption is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. We are currently considering the impact of these amendments on our consolidated financial statements.

In August 2014, FASB Issued ASU 2014-15 - Presentation of Financial Statements-Going Concern. The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently considering the impact of these amendments on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, which changes the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The guidance is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, and must be applied on a retrospective basis to all prior periods presented in the financial statements. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We had debt issuance costs of $5.8 million at December 31, 2015 (December 31, 2014: $3.5 million), which would be required to be presented as a deduction from the carrying amount of our debt.

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect us for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 Business combinations (Topic 805) - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in the Update require that the acquirer recognize adjustments to provisional amounts recognized in a business combination that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this Update will affect us for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The amendments in this update require that lessees recognize a right-of-use asset and a lease liability for all leases except those that meet the definition of a short-term lease. A dual model was retained for income statement purposes, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The amendments in this Update are effective for us for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

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

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore dollars.

There are currently no material legal or economic restrictions on the ability of subsidiaries to transfer funds to us in the form of cash dividends, loans or advances.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

We have significant exposure to the spot market as only six of our vessels have fixed long term time charter contracts. The revenues and net operating income are therefore dependent on the earnings in the spot market. In February 2016, we agreed with our lenders to amend the repayment profile of the debt, whereby there is no debt repayment from April 1, 2016 to September 30, 2018. Based on this and the current level of operating expenses, interest expenses and general and administrative cost the average cash breakeven rates on a TCE basis for our Capesize vessels are around $10,500 per day, for our Panamax and Kamsarmax vessels the average cash breakeven is $6,500 per day and for our Supramax vessels the average cash breakeven is $5,500 per day. According to industry sources, the average spot rates in 2016 to date were as follows; Capesize vessels $2,900 per day, Panamax and Kamsarmax vessels $3,300 per day and for Supramax vessels $4,000 per day.

In addition to the short term funding requirements, our liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

As of December 31, 2015 and 2014, we had cash and cash equivalents of $102.6 million and $42.2 million, respectively. As of December 31, 2015 and 2014, we had restricted cash of $48.9 million and $18.9 million, respectively, which is the minimum liquidity balance that we were required to maintain under our loan facilities.

Net cash used in operating activities in the year ended December 31, 2015 was $14.8 million compared with net cash provided by operations of $24.9 million in the year ended December 31, 2014. We have significant exposure to the spot market as only six of our vessels have fixed long term time charter contracts. Our reliance on the spot market and index-related time charters contributes to fluctuations in cash flows from operating activities as a result of our exposure to volatile Capesize vessel rates. Any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2015, compared with the actual rates achieved during 2015, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

Vessel Transactions

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. $188.9 million of the sale proceeds was used to repay debt. The vessels were delivered in the third quarter of 2015. The vessels are time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

In April 2015, two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger were sold to an unrelated third party. The vessels were delivered in the second quarter of 2015. Net cash proceeds were $16.8 million from which we repaid debt of $14.3 million.

Newbuildings

In March 2015, we acquired the remaining twelve SPCs from Frontline 2012 and issued 31.0 million shares as consideration. We also assumed net newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million.

In April 2015, we reached agreements with several of our yards to delay the delivery dates of nineteen newbuildings by 79 months in the aggregate. In October 2015, we agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016. We refer you to the risk factor entitled "We may require additional capital in the future, which may not be available on favorable terms, or at all.”

Also in April 2015, we agreed to the sale of four Capesize newbuildings, which were owned by us prior to the completion of the Merger and are currently under construction. We will complete the construction of these newbuildings and each vessel is expected to be delivered to the buyer following its delivery to us from the shipyard. Two vessels were delivered in 2015, one in February 2016 and the remaining vessel is expected to be delivered in the fourth quarter of 2016. We have time charter-in three of the vessels for periods between six and twelve months from delivery. Sale proceeds of $92.4 million were received in 2015 and $46.2 million in February 2016. The remaining sale proceeds of $46.2 million are due when the remaining vessel is delivered. We do not expect to fund these newbuilding vessels with any debt prior to delivery to the new owners.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million.

During the year ended December 31, 2015, we paid $519 million in connection with our newbuilding program. As of December 31, 2015, we had eighteen vessels under construction, of which one was subsequently delivered in February 2016 and the other will be delivered to the new owners on delivery from the yard. We received sales proceeds of $46.2 million on the delivery of one of these vessels in 2016 and expect to receive net sales proceeds of $46.2 million in 2016 upon delivery of the final vessel that has been sold. There is no debt drawn in relation to these vessels. Our outstanding commitments as of December 31, 2015, for our eighteen newbuildings amount to $570.1 million with expected payments of $502.8 million in 2016 and $67.3 million in 2017, for expected delivery of sixteen vessels in 2016 and two vessels in 2017.

In January 2016, we took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, we took delivery of, and simultaneously sold the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In March 2016, we agreed a delay in the delivery of two Capesize vessels from the original delivery dates in February and March 2016 to the end of October 2016.

We have also paid $10.4 million in pre-delivery installments in 2016 on vessels under construction. As of the date of this annual report, we have thirteen vessels under construction, of which one has been agreed to be sold and will be delivered to the new owners on delivery from the yard and our outstanding newbuilding commitment amount to $413.7 million. Based on the amended terms under our loan agreements and draw down on the four vessels delivered in January 2016, as of the date of this annual report, the available debt financing for the remaining nine vessels is $225 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, proceeds from our recent private placements in Norway and, if market conditions permit, proceeds from additional debt and equity financings.

We believe that our working capital, committed financing for nine Capesize newbuildings and cash on hand is sufficient for our current working capital requirements (including newbuilding installments) for, at least, the twelve months from December 31, 2015.

Equity Issuances

On October 17, 2013, we announced a public offering of 6,000,000 common shares and a 30 day option granted to the book-running manager to purchase additional common shares representing 15% of the offered shares. The offering was priced at $9.00 per share and the book-running manager did not exercise its option. As a result, 6,000,000 common shares were issued in October 2013 and we received net proceeds of approximately $51.2 million. We used the net proceeds of this offering to partially fund the acquisition of newbuilding vessels and for general corporate purposes.

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding and one of our subsidiaries acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, at a price of $12.54 per share. We assumed $150.0 million in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and we paid cash of $24.0 million to Karpasia. We also received $43.4 million in cash in connection with the purchase of the five SPCs. No other working capital balances were acquired.

In April 2014, we agreed to acquire 25 SPCs from Frontline 2012, each owning a dry bulk newbuilding. In September 2014, we acquired thirteen of these SPCs. The consideration for the thirteen SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The issuance of the 31.0 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, 2014. We assumed $490.0 million in remaining newbuilding installments and acquired cash of $25.1 million in connection with the purchase of the thirteen SPCs. We acquired the remaining twelve SPCs in March 2015. The consideration for the twelve SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The shares were recorded at a price per share of $4.10 or $127.1 million in aggregate. We also received $108.6 million in cash and assumed $78.2 million in newbuilding costs in connection with the acquisition of the SPCs.

On March 31, 2015, we merged with the Former Golden Ocean and issued 61.4 million of our common shares to the Former Golden Ocean shareholders as merger consideration.

In February 2016 and March 2016, we issued the Private Placement Shares and the Subsequent Offering Shares, respectively. See "Item 4-Information on the Company-A. History and Development of the Company-Subsequent Developments." The Private Placement Shares and the Subsequent Offering Shares are “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act and can, for a period of six months after the full purchase price consideration for the Shares was paid, only be offered, sold or transferred (i) under a registration statement that has been declared effective under the U.S. Securities Act; (ii) through offers and sales that occur outside of the United States within the meaning of Regulation S under the U.S. Securities Act; or (iii) under any other available exemption from the registration requirements of the U.S. Securities Act. The Private Placement Shares and the Subsequent Offering Shares are registered on a separate ISIN BMG396371145 and trade under a separate trading symbol “GOGL R” on the OSE, until the U.S. resale restriction period has expired for all Private Placement Shares and Subsequent Offering Shares. During the second half of 2016, following the expiry of the U.S. resale restriction period, the Private Placement Shares and the Subsequent Offering Shares are expected to be assumed on our ordinary ISIN BMG396371061 and trade under our ordinary trading symbol “GOGL”.

The total expenses in connection with the issuance of the Private Placement Shares and the Subsequent Offering Shares were approximately $3-4 million. We applied the net proceeds from the issuance of the Private Placement Shares and Subsequent Offering Shares to strengthen our balance sheet and create a comfortable liquidity runway through the current market cycle, as well as facilitate amendments of all of our debt facilities, including amortization deferral and covenant waivers.
Borrowing Activities

On March 31, 2015, we merged with the Former Golden Ocean and assumed an aggregate floating rate debt of $426.6 million, a $200 million Convertible Bond and a sellers credit.

$175 Million Credit Facility

This facility bore interest of LIBOR plus a margin of 2.5% and was expected to mature in May 2016. In the third quarter of 2015, we repaid the outstanding balance on this facility of $122.4 million in full following the sale of KSL China, Battersea, Belgravia, Golden Future and Golden Zheijang.

$420.0 Million Term Loan Facility

In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of fourteen tranches of up to $30.0 million to finance, in part, fourteen of our newbuildings. Each tranche is repayable by quarterly installments based on a 20 year profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The loan has an interest rate of LIBOR plus a margin of 2.50%. During 2015, $175.0 million was drawn down on delivery of six Capesize bulk carriers and $17.6 million was repaid. As of December 31, 2015 and 2014, the outstanding balance under this facility was $395.9 million and $238.5 million, respectively, and the facility has been drawn down in full.

Following the vessel valuations at December 31, 2015, we paid down $2.2 million in January 2016 to be in compliance with the minimum value covenant under this facility and the quarterly repayment schedule was amended to $5.2 million, in total, for all fourteen tranches. This facility is secured by fourteen of our Capesize bulk carriers.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

$425.0 Million Senior Secured Post-Delivery Term Facility

In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance fourteen newbuilding vessels. The facility was initially divided into twelve tranches of $30.0 million and two tranches of $32.5 million. Each tranche was originally repayable in quarterly payments of 1/80 of the drawn down amount and all amounts outstanding are to be repaid on the final maturity date, of March 31, 2021. The loan bore interest at LIBOR plus a margin of 2.00%.

In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries.

As of December 31, 2015, the outstanding balance under this facility was $26.9 million following the delivery of Golden Finsbury.

In January 2016, we drew down four tranches, $117.2 million in total, to part finance the Golden Swift, Golden Scape, Golden Bexley and Golden Barnet. In March 2016, we agreed to amend the commitment per vessel to $25.0 million per tranche for the vessels not yet delivered (see "Loan Amendments and Covenants" below). The amount per tranche is not subject to the draw down test on delivery, and with a minimum value covenant of 100%, we expect to draw down the full amount of this facility. As of the date of this annual report, the un-drawn commitment under this facility is $225.0 million, based on nine tranches of $25.0 million per tranche.

$201.0 Million Credit Facility

We assumed this debt of $45.4 million as a result of the Merger. This facility financed two vessels and bore interest of LIBOR plus a margin of 2.75%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $44.4 million in full following the sale of Golden Beijing and Golden Zhoushan.

$33.93 Million Credit Facility

We assumed this debt of $30.5 million as a result of the Merger. This facility finances two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 25, 2018. At December 31, 2015, this facility was secured by two of our Panamax bulk carriers. As of December 31, 2015, $28.8 million was outstanding under this facility and there was no available, undrawn amount.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

$82.5 Million Credit Facility

We assumed this debt of $67.8 million as a result of the Merger. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment on the final maturity date on October 2018. In May 2015, we repaid $17.7 million of this facility following the sale of Channel Alliance and Channel Navigator. At December 31, 2015, this facility was secured by four of our Panamax bulk carriers. As of December 31, 2015, $47.6 million was outstanding under this facility and there was no available, undrawn amount.

Following the vessel valuations at December 31, 2015, we paid down $2.0 million in January 2016 to be in compliance with the minimum value covenant under this facility.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

$23.8 Million Credit facility

We assumed this debt of $22.4 million as a result of the Merger. This facility financed one vessel and bore interest of LIBOR plus a margin of 2.65%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $22.1 million in full following the sale of Golden Magnum.

$284.0 Million Credit Facility

We assumed this debt of $260.5 million as a result of the Merger. This facility finances nineteen vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment on the final maturity date of December 31, 2019. At December 31, 2015, this facility was secured by two of our Capesize bulk carriers, four Panamax vessels, five Supramax vessels and four Ice class Panamax vessels. As of December 31, 2015, $262.5 million was outstanding under this facility and there was no available, undrawn amount.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

$200.0 Million Convertible Bond

In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a five year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The Convertible Bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the Convertible Bond agreement. At the time of the Merger, we assumed the Convertible Bond and the conversion price was adjusted based on the exchange ratio in the Merger. The conversion price at December 31, 2015 was $19.93 per share and was subject to adjustment for any dividend payments in the future. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares.

As a result of the private placement in February 2016, the conversion price of the Convertible Bond was amended to $17.63, which would be converted into 11,344,299 new shares if the bonds were converted at that price.

Loan Amendments and Covenants

Our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Our loan agreements also include cross default provisions. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt.

In February 2016, we agreed with our lenders to amend certain of the terms of the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Amended Loan Facilities.

The Amended Loan Facilities generally provide, among other things, for the following amendments:

1.	The suspension of our obligation to repay each Amended Loan Facility starting on April 1, 2016 until September 30, 2018;

2.
The setting of the loan-to-value clause, or the minimum value covenant, in each Amended Loan Facility to 100% until September 30, 2018, with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter;

3.
The waiver of the market adjusted equity ratio covenant in each Amended Loan Facility until October 1, 2018 (with the market adjusted equity ratio returning to at least 25% of our value adjusted total assets thereafter);

4.
The fixing of the draw down to $25.0 million per vessel (subject to compliance with the minimum value covenant of 100%) for the nine remaining newbuilding contracts under our $425.0 million term loan facility;

5.	An increase in the margin in each Amended Loan Facility on any deferred amount to 4.25% from April 1, 2016 to September 30, 2018 (with the margins returning to their pre-amendment amounts thereafter);

6.	The instituting of a cash sweep mechanism in each Amended Loan Facility pursuant to which we will pay down on the deferred repayment amount should our cash position improve; and

7.
Our agreement to resume the repayment of each Amended Loan Facility on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 (regardless of any repayment made during the period in accordance with the cash sweep mechanism described herein and without affecting the final maturity date).

Pursuant to the Amended Loan Facilities, a cash sweep mechanism will be put in place whereby we will pay down on the deferred repayment amount should our cash position improve. We will furnish to our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date will fall due at the end of the third quarter of 2016. The cash sweep that we will pay to each lender will be based on a percentage of the excess cash as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had not such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had not such installments been suspended.

Existing credit facilities include the Amended Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc and us as guarantor of 50% of the facility. Any repayments made under the cash sweep will be applied against balloon payments due on our loans.

The Amended Loan Facilities also contain certain restrictions and undertakings, including, among others:

1.	restrictions on our payment of dividends and distribution of assets;

2.	restrictions on our incurrence of debt without the prior consent of the applicable lenders;

3.	restrictions on our ability to acquire additional vessels without the prior consent of the applicable lenders;

4.
restrictions on our ability to sell, transfer or otherwise dispose of our interests in our vessels without the prior written consent of the applicable lenders (unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full);

5.	restrictions on our ability to pledge our vessels without the prior consent of the applicable lenders; and

6.
minimum ownership provisions that require Hemen to hold a minimum of 34% of our common shares until the later of September 30, 2018 or the date we repaid each loan facility in such amounts that we are in compliance with the original payment schedule applicable before we entered into the Amended Loan Facilities.

The agreement with our lenders to enter into the Amended Loan Facilities was subject to us raising $200 million in equity. We announced in February 2016 that we had successfully completed a private placement that raised $200 million in equity.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April 1, 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus in this period.

As of December 31, 2015, we were in compliance with all of the financial and other covenants contained in our loan agreements.

Seller Credit on Golden Pearl and Golden Diamond

In 2013, the Former Golden Ocean bought two vessels built at Pipavav Shipyard Limited, Golden Pearl and Golden Diamond, with a seller credit for 30% of the purchase price. As of December 31, 2015, one third of the seller credit, or $4.8 million, was outstanding and was subsequently paid and settled in full in January 2016.

Other Activities

We have claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the Titan Venus and Mayfair. We are also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. We are unable to predict the outcome of this case at this time.

In March and June 2014, we received $9.7 million and $3.2 million, respectively, as partial settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. The balance of $7.8 million and the full amount received in June 2014 was recorded as other operating income. These amounts were received in connection with a claim that was lodged jointly with another claimant's claim against the same defendant. We received a payment of $3.3 million in October 2014 and received a final payment of $3.1 million in December 2014. Both amounts were recognized as other operating income in the fourth quarter of 2014.

In February and April 2014, we received $0.2 million and $0.1 million, respectively, as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

During 2012 and 2013, the Former Golden Ocean canceled nine newbuilding contracts at Jinhaiwan and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, we received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts.

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed that the daily rate be reduced to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the reduced daily rate exceeds the 6-T/C Baltic Exchange Supramax Index in any day during the two year period with the maximum reimbursed amount capped at $1.75 million and that on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

Historically, earnings for dry bulk vessels have been better in the fourth quarter than the rest of the year. This is normally due a combination of restocking during this period and lower newbuilding deliveries, which in most cases support a seasonal upturn. This was not the case for 2015. Following increased earnings early in the third quarter of 2015, owners of dry bulk vessels remained hopeful that the end of the year would provide additional improvements in earnings. However, no such improvement ever materialized. The market fundamentals and market outlook reduced liquidity in the longer term time charter market, which in turn put pressure on asset values, and dropped them to historic low levels.

According to the Baltic Exchange, average earnings for the Supramax segment were $5,779 per day in the fourth quarter of 2015 compared to $8,801 per day for the third quarter of 2015 and $9,783 in the fourth quarter of 2014. Panamax vessels earned on average $4,521 per day during the fourth quarter of 2015 against $7,662 per day during the third quarter of 2015 and $8,310 per day in the fourth quarter of 2014. Capesize vessels earned on average $7,054 per day in the fourth quarter of 2015 against $11,569 per day during the third quarter of 2015 and $14,355 per day in the fourth quarter of 2014. For 2015 and 2014, average earnings for a Capesize were $6,997 per day against $13,800 per day, for a Panamax were $5,560 per day against $7,718 per day, and for a Supramax were $6,966 per day against $7,718 per day, respectively.

By the end of the year, net global fleet growth for 2015 was 18.9 million dwt based on deliveries of 48.6 million dwt and removals of 29.7 million dwt. This corresponds to a net global fleet growth of 2%, which is low from a historic perspective. Due to zero demand growth, negligible fleet growth is creating a weak market balance. For the Capesize segment, on a standalone basis, the number of vessels delivered from shipyards during 2015 was similar to the number of vessels heading for the scrap yards. For several years, the discrepancy between the official order book and what is actually being delivered has been debated. Slippage continues to increase and in the present market environment owners are attempting to delay the delivery of newbuildings or convert them into other vessel types (however, as the construction of the vessels progresses, the latter option has a rather limited potential).

With the current asset valuations, owners will even consider cancelling contracts and forego installments paid. Only 49 standard Capesize vessels (170,000-200,000 dwt) were actually delivered during 2015, compared to the official delivery schedule of 88 units, demonstrating the slippage that is occurring. Apart from 2009, demand growth in 2015 is the lowest witnessed in decades (although in 2009 the underlying fleet utilization was considerably higher). During 2015, coal for energy (thermal coal) had the most significant impact on dry bulk transportation, as volumes were down by 70 million mt compared to the previous year, with total volumes transported at 925 million mt for the year. Most other commodities carried by bulk carriers witnessed very modest to decent growth. The other large commodity, iron ore, ended up at 1,369 billion mt for the year, representing an increase of 2% from 2014. Of this, 953 million mt of iron ore was imported to China in 2015, where 84% was sourced from Australia or Brazil according to official data. This is up from 77% in 2014 and only 64% in 2011. This demonstrates that marginal producers have been forced to close down production due to lower iron ore prices and the same has been the case for domestic iron ore producers in China. Transportation of agriproducts was up by almost 5% and ended at 442 million mt for the year.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2015, the joint venture that owns the Golden Opus had total bank debt outstanding of $18.3 million and we had guaranteed 50% of this amount. Consequently, our maximum potential liability was $9.15 million as of this date. We have not recorded any liability in respect of this arrangement.

We are committed to make rental payments under operating leases. The future minimum rental payments under our non-cancellable operating leases are disclosed below in "Tabular disclosure of contractual obligations".

Apart from the above, we are not subject to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2015, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Fixed rate debt	200,000	—	—	200,000	—
Floating rate debt [1]	761,739	15,641	82,230	641,323	22,545
Sellers credit	4,739	4,739	—	—	—
Operating lease obligations [2]	316,916	40,803	70,179	70,231	135,703
Capital lease obligations [3]	27,815	8,192	11,888	7,735	—
Newbuilding commitments [4]	570,097	502,822	67,275	—	—
Interest on fixed rate debt	21,490	6,140	12,280	3,070	—
Interest on floating rate debt [5]	93,439	20,785	43,870	28,601	183
Interest on capital lease obligations	4,035	1,944	1,791	300	—
Total contractual cash obligations	2,000,270	601,066	289,513	951,260	158,431

1. Floating rate debt profile is based on the loan amendments agreed with the banks in February 2016.

2. As of December 31, 2015, we had eleven vessels under operating leases, of which eight were with Ship Finance. The operating lease obligation for the eight Ship Finance vessels excludes the purchase option exercisable at the end of the ten year minimum term to buy back the vessels en-bloc for an aggregate $122.0 million and excludes the additional three years of hire that are at Ship Finance's option. It is also net of the $7,000 per day that Ship Finance pays to us for operating costs.

3. As of December 31, 2015, we held two vessels under capital leases with third parties. The lessor of one of the vessels has an option to put the vessel to us at the end of the lease term in August 2016, at which time we would be required to pay an aggregate amount of $9.5 million. This amount is not included in the less than one year amount of $8.2 million.

4. The newbuilding commitments as of December 31, 2015 consist of thirteen Capesize, two Newcastlemax and three Supramax dry bulk newbuildings.

5. Interest on floating rate debt has been calculated using three month U.S. dollar libor, plus agreed margin, as of December 31, 2015, outstanding borrowings as of that date and is based on the amended repayment profile agreed with the banks in February 2016.

The table above does not reflect our profit sharing arrangement with Ship Finance. Additionally, the table above does not reflect our cash sweep mechanism payments, which may become due under our amended loan agreements. See "Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources" for a discussion of both items.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	66	Director and Chairman
Hans Petter Aas	70	Director and Audit Committee member
Kate Blankenship	51	Director and Audit Committee member
John Fredriksen	71	Director
Gert-Jan van der Akker	56	Director
Georgina Sousa	65	Company Secretary
Herman Billung	58	Chief Executive Officer of Golden Ocean Management AS
Birgitte Ringstad Vartdal	39	Chief Financial Officer of Golden Ocean Management AS

Our Amended and Restated Bye-Laws, provide that the Board shall consist of not less than two members and shall at all times comprise a majority of directors who are not residents in the United Kingdom or Norway.

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director of the Board since September 18, 1996, Chairman since May 26, 2000 and our Chief Executive Officer from May 5, 2010 until March 31, 2015. Mr. Lorentzon is also a director of Frontline and Erik Thun AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Hans Petter Aas currently serves as a director of the Board and has served as a director since September 2008. Mr. Aas has been a director of Ship Finance since August 2008 and Chairman since January 2009. Mr. Aas is also a director of Knutsen NYK Offshore Partners LLC, Solvang ASA, Gearbulk Holding Limited, Deep Sea Supply plc and Seadrill Limited. Mr. Aas had a long career as banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA, or DnB NOR, in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance.

Kate Blankenship was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mrs. Blankenship served as our Chief Financial Officer from April 2000 to September 2007 and served as our Secretary from December 2000 to March 2007. Mrs. Blankenship has been a director of the General Manager since March 2000. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Ship Finance, Seadrill Limited, Seadrill Partners LLC, North Atlantic Drilling Limited, Archer Limited, Independent Tankers Corporation Limited and Avance Gas Holding Ltd. She is a member of the Institute of Chartered Accountants in England and Wales.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mr. Fredriksen has served as Chairman, President and a director of Seadrill Limited since 2005. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen. Mr. Fredriksen is Chairman, President and a director of Frontline.

Gert-Jan van der Akker was appointed a director of the Board following the completion of the Merger. Mr. van der Akker is President and Chief Executive Officer at Cargill International SA. In 2013 and 2014 he was Senior Head of Region at Louis Dreyfus Commodities. Prior to joining Louis Dreyfus Commodities, he had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform.

Georgina E. Sousa has served as our Secretary since March 15, 2007 and has been employed by Frontline since February 2007.  Mrs. Sousa is also a director of Frontline, Ship Finance, Seadrill Limited and North Atlantic Drilling Ltd. Mrs. Sousa was a director of the Former Golden Ocean prior to the completion of the Merger. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Herman Billung has served as Chief Executive Officer of Golden Ocean Management AS since April 1, 2005. Mr. Billung's previous position was as Managing Director of Maritime Services in The Torvald Klaveness Group, responsible for the commercial management of the group's dry bulk pools, Bulkhandling and Baumarine. Mr. Billung was Managing Director of the dry bulk operating company, Frapaco Shipping Ltd. between 1994 and 1998. Mr. Billung graduated from the Royal Norwegian Naval Academy in 1984. Mr. Billung served as a Director of the Company from September 2010 to September 2015.

Birgitte Ringstad Vartdal has served as Chief Financial Officer of Golden Ocean Management AS since June 21, 2010. Mrs. Vartdal previous position was Vice President, Investments, in the Torvald Klaveness Group. She has held several positions within the Torvald Klaveness Group, as VP Head of Commercial Controlling, Risk Manager and Financial Analyst. Before this she was Structuring Analyst in Hydro Energy. Mrs. Vartdal is Chair and a director of Sevan Drilling Ltd, a subsidiary of Seadrill Limited. Mrs. Vartdal holds the degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.

B.  COMPENSATION

We incurred directors' fees of $727,000 in 2015.

Employment Agreement

On May 19, 2010, we entered into an employment agreement with our then Chief Executive Officer, Mr. Ola Lorentzon. The employment agreement had a term of three years, unless terminated earlier in accordance with its terms, and has twice been renewed for a term of three years. Under the employment agreement, Mr. Lorentzon received an annual base salary of $130,000 and was entitled to receive a discretionary bonus and additional incentive compensation as determined by our Board.

Under the employment agreement, Mr. Lorentzon was prohibited from participating in marine transportation business activities in direct competition with us or our operating subsidiaries during the term of the employment agreement and for 12 months following its termination. Upon termination of the employment agreement by us without cause (as defined in the employment agreement), Mr. Lorentzon was entitled to (i) his base salary through the date of termination, (ii) a lump sum payment equal to the aggregate of his base salary plus a discretionary bonus, based on the average of his two prior years' total compensation, or a lump sum of $130,000 if no average is available, and (iii) any amounts Mr. Lorentzon may have been entitled to under the terms of the 2010 Equity Incentive Plan. Following completion of the Merger, this agreement was terminated and Mr. Lorentzon continued in his capacity as Chairman of the Board.

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, which we refer to as the Plan, under which directors, officers, employees, consultants and service providers to us and our subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. A total of 800,000 common shares have been reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Board or such committee of the Board as may be appointed to serve as Plan administrator. The units will vest over three years at a rate of 1/3 of the number of units granted on each anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

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

The following table summarizes restricted stock unit transactions in the years ended December 31, 2015, 2014 and 2013:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19
Granted	27,555	27,556	55,111	$9.48
Settled	(41,134)	(41,136)	(82,270)	$9.32
Units outstanding as of December 31, 2014	74,578	74,581	149,159	$4.53
Granted	24,602	24,604	49,206	$4.30
Settled	(40,462)	(40,463)	(80,925)	$4.52
December 31, 2015	58,718	58,722	117,440	$1.07

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate.

In January 2013, we issued 35,061 common shares and paid $181,610 to members of our Board, to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, our Board granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of our Board, to the General Manager and the Dry Bulk Manager. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2014, our Board granted a total of 55,111 RSUs pursuant to the 2010 Equity Plan to members of our Board and the two management companies. These RSU's will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, we issued 49,489 commons shares and paid $464,630 to members of our Board, to the General Manager and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2015, our Board granted a total of 49,206 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In March 2015, we issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

The Former Golden Ocean Stock Option Incentive Plan

On March 21, 2005, the Former Golden Ocean approved a share option plan under which share options may be granted to directors and eligible employees. As of March 31, 2015, there were 4,105,000 outstanding options, which were issued in October 2012. Following completion of the Merger, these options were converted into 564,400 options to purchase our common shares. The following summarizes share option transactions related to the Former Golden Ocean:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2014	—	—
Former Golden Ocean options	564	NOK 28.89
Exercised	(5)	NOK 28.89
Forfeited	(43)	NOK 28.89
Options outstanding as of December 31, 2015	516	NOK 28.89

Options exercisable as of December 31, 2015	381	NOK 28.89

C.  BOARD PRACTICES

As provided in the Amended and Restated Bye-Laws, each director shall hold office until the next Annual General Meeting following his election or until his successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

We have established an audit committee comprised of Mrs. Blankenship and Mr. Aas. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

Board practices and exemptions from the NASDAQ corporate governance rules

As a foreign private issuer we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to U.S. domestic companies.

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

D.  EMPLOYEES

As of December 31, 2015, we employed 28 people in our offices in Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

Up to completion of the Merger on March 31, 2015, the General Manager was responsible for our management and administration and we did not have any employees other than Ola Lorentzon, who was appointed as our Chief Executive Officer in May 2010, and Inger M. Klemp, who has served as our Chief Financial Officer from September 2007 until completion of the Merger.

E.  SHARE OWNERSHIP

As of March 31, 2016, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.01 each	Percentage of Common Shares Outstanding	Unvested RSUs (1)
Ola Lorentzon	31,688	(2)	18,063
Hans Petter Aas (3)	42,853	(2)	13,551
Herman Billung (4)	77,500	—	—
Gert-Jan van der Akker	—	—	—
Kate Blankenship	28,322	(2)	—
John Fredriksen (5)	—	—	—
Birgitte Ringstad Vartdal (6)	56,500	—	—
Georgina Sousa	—	—	—

1.	All vested RSUs have been settled.

2.	Less than 1%.

3.	The holdings presented in the table above include Mr. Aas's ownership of 12,866 common shares currently trading on the OSE under symbol "GOGL R".

4.	The holdings presented in the table above reflect Mr. Billung's ownership of 77,500 common shares currently trading on the OSE under symbol "GOGL R".

5.
Hemen, a company indirectly controlled by trusts established by Mr. John Fredriksen for the benefit of his immediate family, currently owns 219,436,123 of our common shares as well $93.6 million of the Convertible Bond, which is convertible into 5,309,132 of our common shares at an exercise price of $17.63 per share. Hemen is also the largest shareholder in Frontline and as such, can be deemed to own the 6,301,796 shares held by Frontline. In addition, Hemen holds TRS agreements with underlying exposure to 195,648 shares in the Company. Hemen may also be deemed to beneficially own 13,000,000 of our common shares it has lent to Farahead Investments Inc., or Farahead.

6.	The holdings presented in the table above reflect Mrs. Vartdal's ownership of 56,500 common shares currently trading on the OSE under symbol "GOGL R".

Share Option Scheme

On March 21, 2005, the Former Golden Ocean approved a share option plan under which share options may be granted to directors and eligible employees. As of March 31, 2015, there were 4,105,000 outstanding options, which were issued in October 2012. Following completion of the Merger, these options were converted into 564,400 options to purchase our common shares. The share options have a five year term and will vest equally one quarter each year over a four year vesting period. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by us, provided the subscription price is never reduced below the par value of the share.

Details of options to acquire our common shares by our directors and officers as of March 31, 2016, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Kate Blankenship	10,312	7,734	NOK 28.89	October 2017
John Fredriksen	137,490	103,118	NOK 28.89	October 2017
Herman Billung	75,620	56,715	NOK 28.89	October 2017
Birgitte Ringstad Vartdal	54,996	41,247	NOK 28.89	October 2017

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of April 14, 2016 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned (1)
Hemen Holding Limited (2)	244,047,051	45.6%

(1) Percentage amounts based on 535,141,178 common shares outstanding as of April 14, 2016, which includes the shares issuable pursuant to the Convertible Bond to Hemen and shares issuable pursuant to the Former Golden Ocean Share Option Scheme to Mr. Fredriksen.

(2) Hemen is a Cyprus holding company, which is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. Hemen is also the largest shareholder in Frontline and as such, can be deemed to own the 6,301,796 shares held by Frontline. In addition, Hemen holds TRS agreements with underlying exposure to 195,648 of our common shares. Hemen also owns $93.6 million of the Convertible Bond, which is convertible into 5,309,132 of our common shares at an exercise price of $17.63 per share. Hemen may also be deemed to beneficially own 13,000,000 of our common shares it has lent to Farahead. The Frontline, Convertible Bond and Farahead shares are included in the holdings presented in the above table.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Frontline and its subsidiaries (the General Manager, Frontline Management (Bermuda) Limited, Seateam Management Pte Ltd and Frontline 2012), Karpasia, Ship Finance and Seatankers Management Co, Ltd and companies affiliated with it, or Seatankers.

The Former Golden Ocean was considered a related party since September 2014 when we became a majority-owned subsidiary of Frontline 2012 following the acquisition of thirteen of our SPCs by Frontline 2012.

Frontline

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding and our subsidiary acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at a price of $12.54 per share, $150.0 million was assumed in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPCs. No other working capital balances were acquired.

In April 2014, we agreed to acquire 25 SPCs from Frontline 2012, each owning a dry bulk newbuilding. In September 2014, we acquired 13 of these SPCs. The consideration for the 13 SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The issuance of the 31.0 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, 2014, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. We acquired the remaining twelve SPCs in March 2015. The consideration for the 12 SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The shares were recorded at a price per share of $4.10 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs.

In November 2015, in a merger transaction by and among Frontline, Frontline 2012 and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, Frontline Acquisition Ltd. merged with and into Frontline 2012, with the result that Frontline 2012 became a wholly-owned subsidiary of Frontline.

Also in November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015 and we recognized a loss of $8.9 million.

Ship Finance

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance and the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. We incurred $12.1 million of charter hire expenses in 2015 (2014: nil) in respect of the eight vessels.

In 2013, United Freight Carriers LLC, the joint venture acquired in the Merger and of which we own 50%, entered into charter contracts with Ship Finance for four dry bulk carriers. The charter contracts include profit sharing and the joint venture has paid $2.5 million to Ship Finance related to these vessels since April 1, 2015.

We are the commercial manager for twelve dry bulk and eleven container vessel owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 a day for managing the dry bulk vessels and $65 a day for managing the container vessels.

Seatankers

We are the commercial manager of 21 dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 a day for managing the dry bulk vessels.

Management Agreements

General Management Agreement

Up to March 31, 2015, we were provided with general administrative services by the General Manager. Pursuant to the terms of the Amended General Management Agreement, the General Manager was entitled to a management fee of $2.3 million per annum from January 1, 2010, which was subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of our vessels. In addition, we, in our discretion, awarded equity incentives to the General Manager based upon its performance. Such awards were subject to the approval of the Board. We were responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Amended General Management Agreement was terminated on March 31, 2015.

Technical Management

We receive technical management services from the General Manager. Pursuant to the terms of the agreement, Frontline received a management fee of $33,000 per vessel in 2015. This fee is subject to annual review. Frontline also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management

The ship management of our vessels is provided by ship managers subcontracted by the General Manager. Technical management for fourteen vessels (2014: three vessels) is provided by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline.

Other Management Services

We aim to operate efficiently through utilizing competence from Frontline or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. Specifically, we receive assistance in relation to consolidation and reporting as well as management of its Sarbanes Oxley compliance from Frontline. We currently pay a fee of $115,000 per quarter for this service.

A summary of net amounts charged by related parties in 2015, 2014 and 2013 is as follows:

(in thousands of $)	2015	2014	2013
ICB Shipping (Bermuda) Ltd	579	2,315	2,315
Frontline Management (Bermuda) Ltd	13,192	2,962	154
The Former Golden Ocean	134	1,034	408
Ship Finance International Limited	12,060	—	—
Seateam Management Pte Ltd	1,932	562	228

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in 2015, 2014 and 2013 is as follows:

(in thousands of $)	2015	2014	2013
Ship Finance International Limited	560	—	—
Seatankers Management Co Ltd	310	—	—

Net amounts charged to related parties comprise of commercial management fees from April 1, 2015. Such fees were charged by the Former Golden Ocean prior to that.

While comparatives have been given for the year ended December 31, 2013 in the table above, these companies were not considered to be related parties in 2013.

A summary of balances due from related parties as of December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Frontline 2012 Ltd	—	38
Seateam Management Pte Ltd	—	411
Frontline Ltd	4,455	—
Ship Finance International Ltd	36	—
United Freight Carriers LLC	2	—
Seatankers Management Co Ltd	1,139	—
Golden Opus Inc	2,534	—
Management	285	—
	8,451	449

A summary of balances owed to related parties as of December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Former Golden Ocean	—	356
Frontline Management (Bermuda) Ltd	3,924	1,558
ICB Shipping (Bermuda) Ltd	—	579
Frontline Ltd	176	62
Seateam Management Pte Ltd	1	—
	4,101	2,555

Receivables and payables with related parties mainly comprise unpaid commercial management fees, newbuilding supervision fees and the amount owed by Frontline in connection with the sale of the two Suezmax newbuilding contracts in December 2015.

In addition certain payables and receivables arise when we pay an invoice on behalf of a related party and vice versa.

We periodically issue RSUs to the board of directors and management companies.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We have claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. We are also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. We are unable to predict the outcome of this case at this time.

In 2014, we received $17.5 million in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang and recorded this amount as other operating income. We also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. These amounts were received as full and final settlement in connection with a claim that was lodged jointly with another claimant's claim against the same defendant.

In February and April 2014, we received $0.2 million and $0.1 million, respectively, as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

During 2012 and 2013, the Former Golden Ocean cancelled nine newbuilding contracts at Jinhaiwan and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, we received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts.

Except as described above, to the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Cash Distribution Policy

Our credit facilities currently restrict us from paying dividends until after September 30, 2018. Our goal is to generate competitive returns for our shareholders. After September 30, 2018, subject to market conditions, we plan to return to our cash distribution policy of declaring quarterly cash distributions to shareholders, substantially equal to or at times greater than net operational cash flow in the reporting quarter less reserves that the Board may from time to time determine are necessary (such as reserves for drydocking and other possible cash needs). For more information about the amended terms of our loan agreements see "Item 5.B-Liquidity and Capital Resources".

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

Our common shares have been quoted on the NASDAQ Global Select Market since our initial public offering in February 1997. Trading in our shares commenced on the OSE on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, our shares traded on the OSE under the ticker code "GOGL". Our common shares began trading under its new name and ticker symbol "GOGL" on the NASDAQ Global Select Market on April 1, 2015.

The following table sets forth, for the five most recent fiscal years during which our common shares were traded on the NASDAQ Global Select Market and the OSE, the annual high and low prices for the common shares as reported by the NASDAQ Global Select Market and OSE.

	NASDAQ		OSE		OSE - R
Fiscal year ended December 31,	High	Low	High	Low	High	Low
2015	$5.73	$0.99	NOK 44.80	NOK 8.55	—	—
2014	$16.32	$3.57	—	—	—	—
2013	$10.69	$5.31	—	—	—	—
2012	$15.81	$4.94	—	—	—	—
2011	$25.80	$13.50	—	—	—	—

The following table sets forth, for the two most recent fiscal years, the high and low prices for the common shares as reported by the NASDAQ Global Select Market and the OSE.

	NASDAQ		OSE		OSE - R
Fiscal year ended December 31, 2015	High	Low	High	Low	High	Low
First quarter	$5.49	$4.01	—	—	—	—
Second quarter	$5.73	$3.58	NOK 44.80	NOK 28.00	—	—
Third quarter	$4.45	$2.46	NOK 37.50	NOK 21.40	—	—
Fourth quarter	$2.84	$0.99	NOK 22.40	NOK 8.55	—	—

Fiscal year ended December 31, 2014	High	Low
First quarter	$14.85	$8.51	—	—	—	—
Second quarter	$16.32	$11.13	—	—	—	—
Third quarter	$14.70	$8.66	—	—	—	—
Fourth quarter	$9.24	$3.57	—	—	—	—

The following table sets forth, for the most recent six months, the high and low prices for the common shares as reported by the NASDAQ Global Select Market and the OSE.

	NASDAQ		OSE		OSE - R
Month	High	Low	High	Low	High	Low
April 2016 (through April 12)	$0.92	$0.65	NOK 6.83	NOK 5.42	NOK 5.79	NOK 4.95
March 2016	$0.85	$0.58	NOK 6.48	NOK 4.86	NOK 5.70	NOK 4.57
February 2016	$0.85	$0.51	NOK 8.22	NOK 4.26	NOK 5.17	NOK 4.02
January 2016	$1.07	$0.60	NOK 9.58	NOK 5.35	—	—
December 2015	$1.75	$0.97	NOK 15.60	NOK 8.10	—	—
November 2015	$1.97	$1.46	NOK 17.20	NOK 12.85	—	—
October 2015	$2.86	$1.92	NOK 22.90	NOK 8.10	—	—

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Under our amended Memorandum of Association, our authorized share capital consists of 600,000,000 shares, $0.01 per share, of which 529,728,928 shares were issued and outstanding as of the date of this annual report.

Our Amended and Restated Bye-Laws were adopted at the Special General Meeting held on March 26, 2015.

To see the full text of our Memorandum of Association and Amended and Restated Bye-Laws, please see Exhibits 1.1 and 1.4 attached to our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Securities and Exchange Commission on April 29, 2015, and is hereby incorporated by reference into this Annual Report

Purpose

The purposes and powers of the Company are set forth in Items 6 and 7(a) through (h) of our amended Memorandum of Association and by reference to the Second Schedule of the Companies Act. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; acquiring, owning, chartering, selling, managing and operating ships and aircraft; the entering into of any guarantee, contract, indemnity or suretyship to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

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

Holders of our common shares do not have any preemptive rights pursuant to the Amended and Restated Bye-Laws. The Amended and Restated Bye-laws permit the Company to have the option, but not the obligation, to repurchase from any shareholder all fractions of shares, and all holdings of fewer than 100 shares. Such repurchase shall be on such terms and conditions as our Board may determine, provided that in any event, the repurchase price shall be not less than the closing market price per share quoted on the OSE or NASDAQ on the effective date of the repurchase.

Repurchase of Shares

Subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws, our Board may from time to time repurchase any common shares for cancellation or to be held as treasury shares.

Holders of our common shares, however, do not have any right to require the Company to purchase their shares pursuant to the Amended and Restated Bye-Laws.

Redemption of Preference Shares

The Company may with the approval of the shareholders issue preference shares which are redeemable at the option of the Company or the holder, subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws.

Call on Shares

Pursuant to the Amended and Restated Bye-Laws, the Board may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares.

Reduction of Share Capital

Subject to the Companies Act, the Memorandum of Association and the Amended and Restated Bye-Laws, the shareholders may by resolution authorize the reduction of the Company’s issued share capital or any capital redemption reserve fund or any share premium account in any manner.

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

The Amended and Restated Bye-Laws provide that the Board from time to time may declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to be justified by the position of the Company. Our credit facilities currently restrict us from paying dividends until after September 30, 2018.

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

Any director vacancy created by the removal of a director from our Board at a special general meeting may be filled by the election of another director in his place by a majority vote of the shareholders entitled to vote at the special general meeting called for the purpose of removal of that director, or in the absence of such election, by the Board. The Board may fill casual vacancies so long as quorum of directors remains in office. Each director elected to the Board to fill a vacancy shall serve until the next annual general meeting of shareholders and until a successor is duly elected and qualified or until such director’s resignation or removal.

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

The Companies Act provides that a company’s bye-laws may include a provision for the elimination or limitation of liability of a director to the company or its shareholders for any loss arising or liability attaching to him by virtue of any rule of law in respect to any negligence, default, breach of any duty or breach of trust of which the director may be guilty of; provided that such provision shall not eliminate or limit the liability of a director for any fraud or dishonesty he may be guilty of.

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

Under the Amended and Restated Bye-Laws, shareholders have further agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for the Company with the exception of any claims or rights of action arising out of fraud or dishonesty

Shareholder Meetings

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

Special General Meetings. The Amended and Restated Bye-Laws provide that special general meetings may be called by the Board and when required by the Companies Act (i.e. by holders of one-tenth of a company’s issued common shares through a written request to the Board).

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

The Amended and Restated Bye-Laws provide that, except in the case of the removal of auditors and directors, anything which may be done by resolution may, without an annual or special general meeting be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority required by the Companies Act).

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

The Amended and Restated Bye-Laws contain provisions whereby each shareholder (i) agrees that the liability of our officers shall be limited, (ii) agrees to waive any claim or right of action such shareholder might have, whether individually or in the right of the Company, against any director, alternate director, officer, person or member of a committee, resident representative or any of their respective heirs, executors or administrators for any action taken by any such person, or the failure of any such person to take any action, in the performance of his or her duties, or supposed duties, to the Company or otherwise, and (iii) agrees to allow us to indemnify and hold harmless our officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the Company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.

Anti-takeover Provisions

Our memorandum of association and the Amended and Restated Bye-Laws contain provisions that may have anti-takeover effects, including (1) the authorization of up to 600,000,000 common shares with potential voting powers, designations, preferences and other rights as may be provided for by the Board and (2) no provision allowing for cumulative voting in the election of directors. Additionally, as required by the Companies Act, at least ten percent of the issued and outstanding shares entitled to vote are allowed to call for a special general meeting to effectuate change at the company, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.

Should a person or persons resident for tax purposes in Norway, other than the Registrar (as defined in the Amended and Restated Bye-laws), become the holder of 50% or more of the aggregate of our issued and outstanding common stock, being held or owned directly or indirectly, we will be entitled to dispose of such number of shares that would reduce the person or persons ownership of our common stock to under 50%.

Liquidation

Under Bermuda Law, in the event of our liquidation, dissolution or winding up, the holders of common shares are entitled to share in our assets, if any, remaining after the payment of all of our debts and liabilities, subject to any liquidation preference on any outstanding preference shares.

C.  MATERIAL CONTRACTS

Acquisition Agreement

On April 3, 2014, we entered into an agreement pursuant to which we purchased from Frontline 2012 all of the shares of five single purpose companies, each having a newbuilding Capesize bulk carrier on order for expected delivery in 2014. As consideration for the purchase, we issued 15.5 million common shares, or the First Acquisition Agreement Shares, to Frontline 2012.

Memorandum of Agreement and Subscription and Settlement Agreement

On April 3, 2014, one of our subsidiaries and Karpasia entered into an agreement, or the Memorandum of Agreement, whereby our subsidiary acquired a Capesize dry bulk carrier built in 2013 from Karpasia. $24.0 million was paid in cash on delivery of the bulk carrier. To assist our subsidiary in financing the remaining $31.0 million owed pursuant to the transaction, or the Seller's Credit, we and our subsidiary entered into an agreement with Hemen and Karpasia on April 3, 2014, or the Subscription and Settlement Agreement, pursuant to which Karpasia transferred and assigned the Seller's Credit to Hemen and on April 23, 2014, Hemen received 3.1 million of our common shares, or the Hemen Shares, which were recorded by us at a price of $12.54 per share, in full satisfaction of the Seller's Credit.

Registration Rights Agreement

On April 23, 2014, we, Frontline 2012 and Hemen entered into an agreement, or the Registration Rights Agreement, whereby we agreed that we will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the First Acquisition Agreement Shares and the Hemen Shares will be registered with the Securities and Exchange Commission, or the Commission. On July 16, 2014, the Commission declared effective our shelf registration statement on Form F-3, which registered the First Acquisition Agreement Shares and the Hemen Shares.

Second Acquisition Agreement

On September 15, 2014, we and Frontline 2012 entered into an second acquisition agreement, or the Second Acquisition Agreement, pursuant to which we agreed to purchase from Frontline 2012 all of the shares of 25 SPCs. The companies agreed that thirteen SPCs would be purchased on September 15, 2014 for 31.0 million of our common shares and twelve SPCs would be purchased on March 16, 2015 for an additional 31.0 million of our common shares. Each SPC had a newbuilding Capesize dry bulk carrier on order with expected deliveries between September 2014 and September 2016, with five vessels delivering in 2014, fourteen vessels in 2015 and six vessels in 2016. The closing was ultimately executed in two stages, with 31.0 million common shares issued on September 15, 2014 and an additional 31.0 million common shares issued on March 16, 2015, or together the Second Acquisition Agreement Shares. Pursuant to the Second Acquisition Agreement, among other things, Frontline 2012 agreed that, without the prior written consent of our Board, neither Frontline 2012 nor any of its affiliates shall for a period of one year from the date of the Second Acquisition Agreement: (a) pursue a transaction involving or that results in the acquisition of a majority of the issued and outstanding shares of, a merger with, a recapitalization of, or the acquisition of all or substantially all the assets of, the Company or a similar or related transaction with the Company or any of its subsidiaries; (b) act, alone or in concert with others, to seek control or influence the management, board of directors, shareholders, or policies of the Company; (c) make any public announcement with respect to, or submit a proposal for, or offer of any extraordinary transaction involving the Company or any of its securities or assets; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, in connection with any of the foregoing; or (e) advise, assist or encourage any other person in connection with the foregoing.

Addendum to the Second Acquisition Agreement

On March 13, 2015, we and Frontline 2012 agreed to add an addendum to the Second Acquisition Agreement, or the Addendum. Pursuant to the Addendum, Frontline 2012 agreed to pay us a cash amount equivalent to the equity capital it agreed to provide to the twelve SPCs acquired on March 16, 2015.

Second and Third Registration Rights Agreements

On September 15, 2014 and March 16, 2015, we and Frontline 2012 entered into registration rights agreements, or the Second and Third Registration Rights Agreements, whereby we agreed that we will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the Second Acquisition Agreement Shares will be registered with the Commission. On March 26, 2015, we filed a shelf registration statement pursuant to the terms of the Second and Third Registration Rights Agreements and amended the registration statement on May 21, 2015. This shelf registration statement was declared effective by the Commission on May 26, 2015.

On June 26, 2015, Frontline 2012 made a distribution of 75,385,871 of our common shares as a dividend in kind to all of its shareholders as of June 15, 2015.

Merger Agreement

On October 7, 2014, we and the Former Golden Ocean entered into the Merger. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws and the name of the post-Merger company was changed to Golden Ocean Group Limited.

The Merger was completed on March 31, 2015, at which time we acquired 100% of the Former Golden Ocean's outstanding shares and our name was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received our shares as merger consideration. Pursuant to the merger agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 of our common shares, and we issued 61.4 million of our common shares to shareholders in the Former Golden Ocean as merger consideration.

Trading in our shares commenced on the OSE on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, our shares traded on the OSE under the ticker code "GOGL". Our common shares began trading under our new name and ticker symbol "GOGL" on the NASDAQ Global Select Market on April 1, 2015.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions.. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the NASDAQ Global Select Market, which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including: (i) the acquisition or holding of land in Bermuda (except that required for its business and held by way of lease or tenancy for terms of not more than 21 years) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Economic Development of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Economic Development of Bermuda.

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

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, our United States counsel, the following are the material United States federal income tax consequences to us of our activities and to United States Holders of our common shares. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States.

Taxation of Our Shipping Income: In General

We anticipate that we will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charterhire from time or voyage charters and the performance of services directly related thereto, which is referred to herein as "shipping income".

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

Application of Section 883

Under the relevant provisions of Section 883, we will be exempt from United States federal income taxation on its United States source shipping income if:

i.
We are organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which is referred to herein as the "country of organization requirement"; and

ii.	We can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:

•
Our stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country (such as NASDAQ Global Select Market, on which our common shares trade), which is referred to herein to as the "Publicly-Traded Test"; or

•
more than 50% of our stock, in terms of value, is beneficially owned by one or more "qualified shareholders" which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

For our 2015 taxable year, we believe that we satisfied the Publicly-Traded Test since its common shares were "primarily and regularly" traded on the NASDAQ Global Select Market. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.

Taxation in Absence of Section 883 Exemption

To the extent the benefits of Section 883 are unavailable with respect to any item of United States source income, our United States source shipping income, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions, which is referred to herein as the "4% gross basis tax regime". Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from United States sources, the maximum effective rate of United States federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime. Historically, the amount of this tax would not have been material.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holder whose "functional currency" is other than the United States dollar, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term "United States Holder" means a beneficial owner of common shares that is a (i) United States individual citizen or resident, (ii) United States corporation or other United States entity taxable as a corporation, (iii) estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

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

Distributions

Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to common shares to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of the United States Holder's tax basis in its common shares on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not generally be entitled to claim a dividends-received deduction with respect to any distributions they receive from us.

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

Sale, Exchange or other Disposition of Our Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the United States Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of a United States Non-Corporate Holder are taxable at preferential United States federal income tax rates.A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

For purposes of determining whether we are a PFIC, we will be treated as earning and owning its proportionate share of the income and assets, respectively, of any of its subsidiary corporations in which it owns at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute "passive income" unless we are treated under specific rules as deriving its rental income in the active conduct of a trade or business.

We were a PFIC for United States federal income tax purposes through our 2003 taxable year. United States Holders who held our common shares prior to the 2004 taxable year are encouraged to consult their tax advisors regarding the proper tax treatment of any dispositions of common shares and any distributions by us.

Based on our past and current operations and future projections, we do not believe that we were, are or will be a PFIC with respect to any taxable year, other than the taxable years ending prior to its 2004 taxable year. Our belief is based principally on the position that, for purposes of determining whether we are a PFIC, the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities should constitute services income, rather than rental income. Correspondingly, we believe that such income does not constitute passive income, and the assets that we or our wholly-owned subsidiaries own and operate in connection with the production of such income, in particular, the vessels, do not constitute assets that produce, or are held for the production of, passive income for purposes of determining whether we are a PFIC.

Although there is no direct legal authority under the PFIC rules, we believe that there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service, or the IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund", which is referred to herein as a "QEF election". As an alternative to making a QEF election, a United States Holder should be able to elect to mark-to-market our common shares, which is referred to herein as a "Mark-to-Market election."

Taxation of United States Holders Making a Timely QEF Election

If a United States Holder makes a timely QEF election, which United States Holder is referred to herein as an "Electing United States Holder", the Electing United States Holder must report each year for United States federal income tax purposes its pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing United States Holder, regardless of whether or not distributions were received from us by the Electing United States Holder. The Electing United States Holder's adjusted tax basis in the common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common shares and will not be taxed again once distributed. An Electing United States Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of the common shares. A United States Holder will be eligible to make a QEF election with respect to its common shares only if we provide the United States Holder with annual tax information relating to us. There can be no assurance that we will provide such tax information on an annual basis.

Taxation of United States Holders Making a "Mark-to-Market" Election

Alternatively, if we were to be treated as a PFIC for any taxable year and, as anticipated, the common shares are treated as "marketable stock", a United States Holder would be allowed to make a Mark-to-Market election with respect to our common shares. If that election is made, the United States Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the common shares at the end of the taxable year over such holder's adjusted tax basis in the common shares. The United States Holder would also be permitted an ordinary loss for each such tax year in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common shares over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the Mark-to-Market election. A United States Holder's tax basis in its common shares would be adjusted to reflect any such income or loss amount. In any taxable year that we are a PFIC, gain realized on the sale, exchange or other disposition of the common shares would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common shares would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to herein as a "Non-Electing United States Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the common shares;

•	the amount allocated to the current taxable year and any taxable years before we became a PFIC would be taxed as ordinary income; and

•
the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

If a holder sells his common shares to or through a United States office of a broker, the payment of the proceeds is subject to both United States information reporting and backup withholding unless the holder establishes an exemption. If a holder sells his common shares through a non-United States office of a non-United States broker and the sales proceeds are paid to the holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, including a payment made to a holder outside the United States, if the holder sells his common shares through a non-United States office of a broker that is a United States person or has some other contacts with the United States, unless the broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met, or the holder otherwise establishes an exemption.

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

Other U.S. Information Reporting Obligations

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the common shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) are encouraged consult their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

As of the date of this annual report, we are not subject to taxation under the laws of Bermuda and distributions to us by our subsidiaries also are not subject to any Bermuda tax. As of the date of this document, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of the Company's common shares or in respect of distributions by us with respect to the Company's common shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, the Company's common shares.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and ability to service debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. We are exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

Our variable rate borrowings as of December 31, 2015, net of the amount subject to interest rate swap agreements amounted to $361.7 million, compared to $363.5 million as of December 31, 2014 and bear interest at LIBOR plus a margin. A 1% change in interest rates would increase or decrease interest expense by approximately $3.6 million, excluding the effects of capitalization of interest. The fair value of our loan facilities at December 31, 2015 was equal to the carrying amount of the facilities at the same date.

Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Interest Rate Swap Agreements
During 2015, we assumed four interest rate swaps as a result of the Merger. We have subsequently entered into three further interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rate on the original principal amount of $400 million was switched to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are banks, which participate in loan facilities to which the interest rate swaps are related. As of December 31, 2015, we had borrowed $400.0 million (2014: $nil) in this respect. The fair value of these swaps at December 31, 2015 was a receivable of $1.6 million and a payable of $1.9 million. We recorded a mark to market loss on these interest swaps of $2.5 million in 2015 (2014: nil).

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

During 2015, we assumed one contract as a result of the Merger. During 2014, we did not have any such contracts. We recorded a loss on these forward freight agreements of $0.6 million in 2015 (2014: nil).

Bunker swap agreements
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

We assumed three contracts as a result of the Merger, of which two matured during 2015 and have subsequently entered into another nine contracts. During 2014, we did not have any such contracts. The fair value of these swaps at December 31, 2015 was a payable of $3.3 million (2014: nil). We recorded a loss on bunker swap agreements of $1.8 million in 2015 (2014: nil) and a non-cash mark to market loss of $1.8 million in 2015 (2014: nil).

Currency swap agreements
During 2015, we entered into thirty foreign currency swaps. We did not have any such contracts in 2014. The fair value of these swaps at December 31, 2015 was a payable of $0.2 million. We recorded a mark to market loss on these currency swaps of $0.2 million in 2015 (2014: nil).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2015. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2015. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2015.

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2015, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

On March 31, 2015, we completed the Merger. For the post-Merger period, management designed and tested new controls over certain aspects of the financial reporting process which support the preparation of our financial statements in accordance with GAAP. These changes in internal control were considered in management’s assessment at December 31, 2015.

ITEM 16.      [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mrs. Kate Blankenship, who is an independent director, is our audit committee's financial expert.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2015 and 2014 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2015	2014
Audit Fees (a)	1,210	640
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,210	640

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2015 includes $201,500 for costs incurred in connection with the F-3 Registration Statement, filed on March 26, 2015, in connection with the registration of the 62.0 million shares owned by Frontline 2012. The amount in 2014 includes $275,000 for costs incurred in connection with the F-4 Registration Statement, filed on November 17, 2014, in connection with the 61.4 million shares issued as consideration for the Merger.

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2015 were approved by our Board pursuant to the pre-approval policy.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-43 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit

1.1	Memorandum of Association, as amended (1)

1.2	Certificate of Name Change (7)

1.3	Certificate of Change of Share Capital (7)

1.4	Amended and Restated Bye-Laws (7)

4.1	2010 Equity Incentive Plan (2)

4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (3)

4.3	Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated April 3, 2014 (3)

4.4	Memorandum of Agreement between Karpasia Shipping Inc. and KTL Bromley Inc., dated April 3, 2014 (3)

4.5	Subscription and Settlement Agreement by and between Knightsbridge, KTL Bromley Inc., Karpasia Shipping Inc. and Hemen Holding Limited, dated April 3, 2014 (3)

4.6	Second Registration Rights Agreement by and between Knightsbridge and Frontline 2012 Ltd., dated September 15, 2014 (4)

4.7	Registration Rights Agreement by and between Knightsbridge and Frontline 2012 Ltd., dated March 16, 2015 (5)

4.8	Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated September 15, 2014 (4)

4.9	Addendum to Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated March 13, 2015 (5)

4.10	Agreement and Plan of Merger dated as of October 7, 2014 between Knightsbridge Shipping Limited and Golden Ocean Group Limited (6)

8.1	Significant Subsidiaries

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm

101.	INS XBRL Instance Document

101.	SCH XBRL Taxonomy Extension Schema

101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase

101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase

101.	LAB XBRL Taxonomy Extension Schema Label Linkbase

101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.

(2)	Incorporated by reference to Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.

(3)	Incorporated by reference to the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.

(4)	Incorporated by reference to the Schedule 13D/A (File No. 005-50787) filed with the Commission on October 9, 2014.

(5)	Incorporated by reference to our Registration Statement on Form F-3 (File No. 333-203035) filed with the Commission on March 26, 2015.

(6)	Incorporated by reference to Appendix A of our Registration Statement on Form F-4 (File No. 333-200319), declared effective by the Commission on February 25, 2015.

(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015 and incorporated by reference herein.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Birgitte Ringstad Vartdal
Birgitte Ringstad Vartdal
Principal Financial Officer
Dated: April 14, 2016

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Golden Ocean Group Limited and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under Item 15(b) of Golden Ocean Group Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 14, 2016

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except per share data)

	2015	2014	2013
Operating revenues
Time charter revenues	85,960	22,656	27,677
Voyage charter revenues	102,972	53,706	9,869
Other operating income	1,306	20,353	—
Total operating revenues	190,238	96,715	37,546
Loss on sale of assets and amortization of deferred gains	(10,788)	—	—
Operating expenses
Voyage expenses and commission	78,099	33,955	6,809
Ship operating expenses	83,022	18,676	7,897
Charter hire expenses	30,719	—	—
Administrative expenses	12,469	5,037	4,937
Provision for uncollectible receivables	4,729	—	—
Impairment loss on vessels and newbuildings	152,597	—	—
Depreciation	52,728	19,561	11,079
Total operating expenses	414,363	77,229	30,722
Net operating income (loss)	(234,913)	19,486	6,824
Other income (expenses)
Interest income	849	29	41
Interest expense	(28,270)	(2,525)	(2,827)
Equity results of associated companies, including impairment	(5,033)	—	—
Impairment loss on marketable securities	(23,323)	—	—
Loss on derivatives	(6,939)	—	—
Bargain purchase gain arising on consolidation	78,876	—	—
Other financial items	(1,897)	(737)	(508)
Net other income (expenses)	14,263	(3,233)	(3,294)
Net (loss) income before income taxes	(220,650)	16,253	3,530
Income tax expense	(189)	—	—
Net (loss) income from continuing operations	(220,839)	16,253	3,530
Net loss from discontinued operations	—	(258)	(7,433)
Net (loss) income	(220,839)	15,995	(3,903)

Per share information:
(Loss) earnings per share from continuing operations: basic and diluted	$(1.46)	$0.31	$0.14
Loss per share from discontinued operations: basic and diluted	$—	$—	$(0.29)
(Loss) earnings per share: basic and diluted	$(1.46)	$0.30	$(0.15)
Cash distributions per share declared	$—	$0.63	$0.70

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2015 and 2014
(in thousands of $)

	2015	2014
ASSETS
Current assets
Cash and cash equivalents	102,617	42,221
Restricted cash	351	—
Marketable securities	14,615	—
Trade accounts receivable, net	9,631	2,770
Other receivables	14,992	3,430
Related party receivables	8,451	449
Derivative instruments receivable	1,641	—
Inventories	15,156	13,243
Prepaid expenses and accrued income	5,687	844
Voyages in progress	1,690	1,322
Favorable charter party contracts	28,829	—
Total current assets	203,660	64,279
Restricted cash	48,521	18,923
Vessels and equipment, net	1,488,205	852,665
Vessels under capital leases, net	8,354	—
Newbuildings	338,614	323,340
Favorable charter party contracts	74,547	—
Deferred charges	5,797	3,533
Investments in associated companies	6,225	—
Other long term assets	4,744	—
Total assets	2,178,667	1,262,740
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	20,380	19,812
Current portion of obligations under capital leases	15,749	—
Derivative instruments payable	5,400	—
Related party payables	4,101	2,555
Trade accounts payables	2,533	4,937
Accrued expenses	17,878	4,190
Other current liabilities	13,993	3,285
Total current liabilities	80,034	34,779
Long-term liabilities
Long-term debt	913,913	343,688
Obligations under capital leases	17,531	—
Other long term liabilities	8,540	—
Total liabilities	1,020,018	378,467
Commitments and contingencies
Equity
Share capital (172,675,637 shares. 2014: 80,121,550 shares. All shares are issued and outstanding at par value $0.01.)	1,727	801

Additional paid in capital	—	772,863
Contributed capital surplus	1,378,766	111,614
Retained deficit	(221,844)	(1,005)
Total equity	1,158,649	884,273
Total liabilities and equity	2,178,667	1,262,740

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2015, 2014 and 2013
(in thousands of $)

	2015	2014	2013

Net (loss) income	(220,839)	16,253	3,530
Net loss from discontinued operations	—	(258)	(7,433)
Net (loss) income from continuing operations	(220,839)	15,995	(3,903)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	52,728	19,561	11,079
Amortization of deferred charges	1,562	685	558
Loss on sale of assets and amortization of deferred gains	10,788	—	—
Impairment loss on vessels and newbuildings	152,597	—	—
Restricted stock unit expense	(10)	242	919
Bargain purchase gain arising on consolidation	(78,876)	—	—
Equity results of associated companies	433	—	—
Impairment of associated companies	4,600	—	—
Amortization of favorable charter party contracts	23,714	—	—
Amortization of unfavorable charter party contracts	(1,399)	—	—
Amortization of other fair value adjustments, net, arising on the Merger	6,479	—	—
Mark to market loss on derivatives	2,429	—	—
Provision for onerous contracts	2,370	—	—
Provision of doubtful debts	512	—	—
Provision for uncollectible receivables	4,729	—	—
Impairment loss on marketable securities	23,323	—	—
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable, net	(5,039)	528	(2,309)
Related party balances	(5,080)	622	—
Other receivables	(3,321)	(2,487)	1,431
Inventories	7,705	(11,514)	(1,294)
Voyages in progress	(367)	(1,322)	—
Prepaid expenses and accrued income	11,627	(323)	(14)
Trade accounts payable	(5,445)	1,862	231
Accrued expenses	(6,597)	1,096	724
Other current liabilities	6,647	(339)	(647)
Other long term liabilities	(97)	—	—
Cash provided by operating activities of discontinued operations	—	258	5,538
Net cash (used in) provided by operating activities	(14,827)	24,864	12,313
Investing activities
Changes in restricted cash	4,052	(3,924)	—
Dividends from associated companies	88	—	—
Purchase of marketable securities	(32,159)	—	—
Additions to newbuildings	(518,989)	(357,402)	(26,706)
Refund of newbuilding installments	40,148	—	—
Cash acquired upon purchase of SPC's	108,645	68,560	—

Cash acquired upon merger with Former Golden Ocean	129,084	—	—
Purchase of vessels and equipment	(24)	(24,085)	—
Proceeds from sale of vessels	381,723	—	—
Cash provided by investing activities of discontinued operations	—	—	17,075
Net cash provided by (used in) by investing activities	112,568	(316,851)	(9,631)
Financing activities
Proceeds from long-term debt	215,975	270,000	—
Repayment of long-term debt	(244,338)	(1,500)	(4,508)
Repayment of capital leases	(5,157)	—	—
Debt fees paid	(3,825)	(3,555)	—
Net proceeds from share issuance	—	—	51,167
Distributions to shareholders	—	(28,987)	(18,180)
Cash used in financing activities of discontinued operations	—	—	(12,170)
Net cash provided by (used in) financing activities	(37,345)	235,958	16,309
Net change in cash and cash equivalents	60,396	(56,029)	18,991
Cash and cash equivalents at beginning of year	42,221	98,250	79,259
Cash and cash equivalents at end of year	102,617	42,221	98,250

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	26,358	5,848	2,851
Income taxes paid	266	—	—

Details of non-cash investing and financing activities in the year ended December 31, 2015 are given in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013
(in thousands of $, except number of shares)

	2015	2014	2013
Number of shares outstanding
Balance at beginning of year	80,121,550	30,472,061	24,437,000
Shares issued	92,554,087	49,649,489	6,035,061
Balance at end of year	172,675,637	80,121,550	30,472,061

Share capital
Balance at beginning of year	801	305	244
Shares issued	926	496	61
Balance at end of year	1,727	801	305

Additional paid in capital
Balance at beginning of year	772,863	183,535	131,766
Shares issued	433,526	589,557	51,106
Restricted stock unit expense (income)	92	(229)	663
Value of vested options in Former Golden Ocean	926	—	—
Stock option expense	41
Transfer to contributed surplus	(1,207,448)	—	—
Balance at end of year	—	772,863	183,535

Contributed capital surplus
Balance at beginning of year	111,614	131,520	149,700
Contributions from shareholder	59,746	—	—
Distributions to shareholders	—	(19,906)	(18,180)
Restricted stock unit expense	(102)	—	—
Stock option expense	60	—	—
Transfer from additional paid in capital	1,207,448	—	—
Balance at end of year	1,378,766	111,614	131,520

Retained deficit
Balance at beginning of year	(1,005)	(7,919)	(4,016)
Net (loss) income	(220,839)	15,995	(3,903)
Distributions to shareholders	—	(9,081)	—
Balance at end of year	(221,844)	(1,005)	(7,919)
Total equity	1,158,649	884,273	307,441

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure of the Company

We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In December 2007, one of these vessels was sold and we subsequently expanded the scope of our activities and acquired two Capesize newbuilding dry bulk vessels in 2009 and two 2010-built Capesize dry bulk vessels in 2010. In 2012, three VLCCs were sold and the last remaining VLCC was sold in March 2013.

On October 7, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, mainly operating in the Capesize and Panamax market segments, pursuant to which the two companies agreed to merge, with us as the surviving company, or the Merger. The Merger was completed on March 31, 2015 and we issued 61,443,959 shares (net of cancellations) as consideration to the shareholders of Former Golden Ocean. At the same time, we obtained a secondary listing on the OSE. At the time of the Merger, the Former Golden Ocean owned 29 vessels and had at the same time four Supramax vessels under construction and had several chartered-in vessels both on short term and longer term duration.

In October 2014, we changed our name to Knightsbridge Shipping Limited and we changed our name to Golden Ocean Group Limited following completion of the Merger.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

Business

In April and September 2014, we acquired five and thirteen special purpose companies, or SPCs, respectively, from Frontline 2012 Ltd, or Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding. These transactions were accounted for as a purchase of assets. In April 2014, we issued 15.5 million shares as consideration for this transaction and cash of $43.4 million was acquired. In September 2014, we issued 31.0 million shares as consideration for this transaction and cash of $25.1 million was acquired.

As of December 31, 2014, we owned thirteen Capesize dry bulk vessels and had 26 Capesize dry bulk vessels under construction.

In March 2015, we purchased the 12 remaining SPCs, from Frontline 2012. In April 2015, we issued 31.0 million shares as consideration for this transaction and cash of $108.6 million was acquired.

Upon completion of the Merger, we had a fleet of 72 vessels and four vessels chartered-in long term on bareboat charter or time charter and one owned in a joint venture.

Up to completion of the Merger on March 31, 2015, our dry bulk carriers were managed by Golden Ocean Management (Bermuda) Ltd., or the Dry Bulk Manager, a wholly-owned subsidiary of the Former Golden Ocean. Our tankers were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd., or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange and the OSE under the symbol “FRO”.

The Former Golden Ocean, Frontline, Frontline 2012 are affiliates of, or associated with Hemen, a company indirectly controlled by trusts established for the benefit of Mr. Fredriksen’s immediate family, and together with a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, in which Hemen is a principal shareholder, are referred to collectively as the Hemen Related Companies.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance International Limited, or Ship Finance, for eight Capesize vessels. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million. The vessels were time chartered-in by one of our subsidiaries for a period of 10 years.

As of December 31, 2015, we owned forty dry bulk carriers and had contracts for eighteen newbuildings. In addition, we have thirteen vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance and five are chartered in from third parties) and one vessel chartered-in through a joint venture 50% owned by us. Each of the vessels is (or, in the case of newbuildings, are expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Six of the vessels are chartered out on fixed rate time charters and the remainder operate in the spot market or are fixed on index-linked time charter contracts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the assets and liabilities of us and our wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation.

Business combinations
We accounted for our acquisition of the Former Golden Ocean on March 31, 2015 as a business combination and have measured the identifiable assets acquired and the liabilities assumed at their acquisition date fair values. The consideration transferred has been measured at fair value based on the closing price of our shares on the date of acquisition and the fair value of the vested share options in the Former Golden Ocean. The surplus of the fair value of the net assets acquired over the fair value of the consideration transferred is recognized as a bargain purchase gain. Acquisition related costs are expensed as incurred.

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: impairment of assets and other than temporary impairments of uncollectible securities, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of our newbuildings and the lives of our vessels. Actual results could differ from those estimates.

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets acquired and liabilities assumed in a business combination requires the use of estimates and significant judgments, among others, the following: the market assumptions used when valuing acquired time charter contracts, the expected revenues earned by vessels held under capital lease and the operating costs (including dry docking costs) of those vessels and the discount rate used in cash flow based valuations, The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Discontinued operations
We believe that the disposal of a component of an entity or a group of components of an entity shall be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results. In 2013, we determined that an individual vessel within a vessel class was not a component as defined by the then accounting standard as we did not believe that the operations of an individual vessel within a vessel class could be clearly distinguished. Generally, we believed that all of the vessels in a vessel class represented a component as defined for the purpose of discontinued operations and presented the operations of the VLCCs as discontinued operations since three of those vessels were sold during 2012 and the remaining VLCC met the criteria for held for sale at December 31, 2012. The remaining VLCC was sold during 2013.

Reporting and functional currency
Our functional currency is the United States dollar as all revenues are received in United States dollars and a majority of our expenditures are made in United States dollars. We and our subsidiaries report in United States dollars.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters and time charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period. We use a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

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

Charter hire expense
Charter hire expense is charged to the consolidated statement of operations on a straight-line basis over the lease term.

Contingent rental expense (income)
Any contingent elements of rental expense (income), such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Loss on sale of assets and amortization of deferred gains
Loss on sale of assets and amortization of deferred gains includes losses from the sale of vessels and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel.

A deferred gain arises when we enter into a sale-leaseback transaction regarding a vessel and we do not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain will be amortized in proportion to the gross rental payments over the minimum term of the lease.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. We recognize the cost of a drydocking at the time the drydocking takes place, that is, it applies the "expense as incurred" method.

Impairment of vessels and newbuildings
The carrying values of our long-lived assets and newbuildings under construction are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand vessel values. We assess recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. In addition, vessels to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate ("the capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period shall be based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.

Earnings per share
Basic earnings per share is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.

Restricted cash
Short term restricted cash comprises collateral deposits for derivative trading. Long term restricted cash is the minimum balance that must be maintained at all times in accordance with our loan agreements with various banks.

Marketable securities
Our marketable securities are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the consolidated statement of operations as impairment loss on shares

Derivatives
Our derivative instruments include interest-rate swap agreements, foreign currency swaps, forward freight agreements and bunker hedges. These derivatives are considered to be economic hedges. However, none of these derivative instruments have been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without changes in the fair values are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in Loss on derivatives in our consolidated statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.

Receivables
Trade receivables, other receivables and long term receivables are presented net of allowances for doubtful balances. If trade accounts receivable become uncollectible, they are charged as an operating expense. Losses from uncollectible receivables are accrued when collection of the invoiced revenues is not assured. We make a judgment with regards to whether or not this should be recognized as income and if collection is not reasonably assured, no revenue will be recognized until cash has been received. These conditions are considered in relation to individual receivables or in relation to groups of similar types of receivables.

Interest income on interest bearing receivables is recognized on an accrual basis using prevailing contractual interest rates.

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

Vessels and equipment under capital lease
We charter in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as capital leases. Two capital leases were acquired as a result of the Merger, and the leasehold interest in these capital leased assets has been recorded at fair value. The obligations under these capital leases have been recorded at fair value based on the value of the contractual lease payments that is expected to accrue over the terms of the leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the income statement over the lease period. Depreciation of vessels and equipment under capital lease is included within "Depreciation" in the consolidated statement of operations. Vessels and equipment under capital lease are depreciated on a straight-line basis over the vessels' remaining economic useful lives or on a straight-line basis over the term of the lease. The method applied is determined by the criteria by which the lease has been assessed to be a capital lease.

Newbuildings
The carrying value of the vessels under construction ("Newbuildings") represents the accumulated costs to the balance sheet date which we have had to pay by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. No charge for depreciation is made until the vessel is available for use.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Amortization of deferred charges is included in other financial items.

Value of long term charter contracts
We account for the fair value of long term charter contracts, which were attached to vessels acquired as a result of the Merger as a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset has been recorded for contracts, which are favorable to us and a liability has been recorded for contracts, which are unfavorable to us. The favorable contracts had remaining terms of ten months to 7.5 years at the time of the merger and the unfavorable contracts had remaining terms of three months to ten years. The fair value is amortized over the period of the contract on a straight line basis, except for a the value of a contract of affreightment, which is amortized to reflect the timing of the expected economic benefit.

The amortization of favorable contracts is recorded as a reduction of time charter revenues and the amortization of unfavorable contracts is recorded as a reduction of charter hire expenses in the consolidated statement of operations.

Equity method investments
Investments in companies over which we have the ability to exercise significant influence but does not control are accounted for using the equity method. We record our investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and its share of the investees' earnings or losses in the consolidated statements of operations as "Share in results of associated companies". The excess, if any, of purchase price over book value of our investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

The carrying values of equity method investments are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may no longer be recoverable. Such indicators may include depressed spot rates and depressed second hand vessel values. We assess recoverability of the carrying value of each individual equity method investments by estimating the fair value of the net assets of the company. An impairment loss is recorded equal to the difference between the investments carrying value and fair value. Fair value of investment is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations of the investments underlying assets.

Borrowings - loan amendments
We exclude from current liabilities at the balance sheet date any short term obligations that we intend to refinance the obligation on a long term basis and the intent to refinance the short-term obligation on a long-term basis is supported by the ability to consummate the refinancing.

This is demonstrated by either by a post balance sheet issuance of a long term obligation before the balance sheet is issued or when we enter into a financing agreement which clearly permits us to refinance the obligation on a long term basis, on terms that are readily determinable. If the Company enters into a financing agreement, the agreement must not expire within one year of the balance sheet date, no violations of any provisions of the financing agreement should have occurred at the balance sheet date or before the balance sheet is issued and the prospective lender or investor who has entered into the financing agreement should be to be financially capable of honoring the agreement.

Convertible bond
In January 2014, the Former Golden Ocean issued a $200 million convertible bond, which we assumed at the time of the Merger. It includes a loan component and an option to convert the loan to shares, which has not been bifurcated from the loan component and accounted for separately as it is indexed to our shares and would be classified as shareholders equity if it were a free standing derivative. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond, and recorded as interest expense, so as to maintain a constant effective rate so that the convertible bond will have a value of $200 million on maturity.

Distributions to shareholders
Distributions to shareholders are applied first to retained earnings. When retained earnings are not sufficient, distributions are applied to the contributed capital surplus account.

Stock-based compensation
We account for 50% of the RSUs issued to the directors as equity classified awards and we account for the remaining 50% as liability classified awards. We account for the RSUs issued to the management companies as liability classified awards. The RSU expense has been recognized in the consolidated statement of operations based on the straight-line method.

The fair value of an equity instrument issued to a nonemployee is measured by using the stock price and other measurement assumptions as of the date at which either (i) a commitment for performance by the counterparty has been reached; or (ii) the counterparty's performance is complete. This criterion is not considered to be met in the absence of considerable evidence, and liability accounting is applied with a re-measurement at each period end date. We have obtained a right to receive future services in exchange for unvested, forfeitable equity instruments, and the fair value of the equity instruments does not create equity until the future services are received (i.e. the instruments are not considered issued until they vest).

We expense the fair value of stock options issued to employees on a straight line basis over the period the options vest. No compensation cost is recognized for stock options for which employees do not render the requisite service.

Transactions subject to common control and affect of acquisition from shareholder
The acquisition of twelve special purpose companies, each owning one newbuilding contract, from Frontline 2012 in March 2015 is recorded at historical carrying values as it was determined to be between entities under common control and the difference of $59.7 million between the aggregate consideration paid by us and the historic carrying values recognized by Frontline 2012 has been recorded as additional contributed capital surplus.

Financial instruments
In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Other comprehensive income
For 2013 and 2014, we have no other comprehensive income. During 2015, a loss of $10.8 million related to marketable securities was recognized in other comprehensive loss and this amount was fully recycled and recognized as part of the other than temporary impairment loss recognized in the consolidated statement of operations as of December 31, 2015.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09 - Revenue from Contracts with Customers (“ASU 2014-09”), a comprehensive revenue recognition model that supersedes the current revenue recognition requirements and most industry-specific guidance. The underlying core principle of ASU 2014-09 is that a company should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration it expects to be entitled to in exchange for those goods or services. ASU 2014-09 will be effective for the first interim period within annual reporting periods beginning after December 15, 2017, and allows adoption either under a full retrospective or a modified retrospective approach. Early adoption is permitted, but no earlier than annual reporting periods beginning after December 15, 2016. We are currently considering the impact of these amendments on our consolidated financial statements.

In August 2014, FASB Issued ASU 2014-15 - Presentation of Financial Statements-Going Concern. The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. We are currently considering the impact of these amendments on our consolidated financial statements.

In April 2015, the FASB issued ASU 2015-03, which changes the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The guidance is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, and must be applied on a retrospective basis to all prior periods presented in the financial statements. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We had debt issuance costs of $5.8 million at December 31, 2015 (December 31, 2014: $3.5 million), which would be required to be presented as a deduction from the carrying amount of our debt.

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this Update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this Update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The amendments in this Update will affect us for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In August 2015, the FASB issued ASU 2015-15 Interest-Imputation of Interest (Subtopic 835-30) Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements. Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015. This Update made certain amendments to Subtopic 835-30 concerning Interest-Imputation of Interest and Other Presentation Matters. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In September 2015, the FASB issued ASU 2015-16 Business combinations (Topic 805) - Simplifying the Accounting for Measurement-Period Adjustments. The amendments in the Update require that the acquirer recognize adjustments to provisional amounts recognized in a business combination that are identified during the measurement period in the reporting period in which the adjustment amount is determined. The acquirer is required to also record, in the same period’s financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the provisional amounts, calculated as if the accounting had been completed at the acquisition date. In addition, an entity is required to present separately on the face of the income statement or disclose in the notes to the financial statements the portion of the amount recorded in current-period earnings by line item that would have been recorded in previous reporting periods if the adjustment to the provisional amounts had been recognized as of the acquisition date. The amendments in this Update will affect us for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. We do not expect these amendments to have a significant impact on our consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this Update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this Update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this Update will affect us for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

In February 2016, the FASB issued ASU 2016-02 - Leases (Topic 842). The amendments in this update require that lessees recognize a right-of-use asset and a lease liability for all leases except those that meet the definition of a short-term lease. A dual model was retained for income statement purposes, requiring leases to be classified as either operating or finance. Operating leases will result in straight-line expense (similar to current operating leases) while finance leases will result in a front-loaded expense pattern (similar to current capital leases). The amendments in this Update are effective for us for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. We are currently considering the impact of these amendments on our consolidated financial statements.

4. MERGER WITH THE FORMER GOLDEN OCEAN

Background

After we completed the purchase of five SPCs and thirteen SPCs, each owning a dry bulk newbuilding, from Frontline 2012 in April 2014 and September 2014, respectively, Hemen became a majority shareholder in us. Prior to the Merger, Hemen owned or controlled approximately 72.5% of our shares, principally by being the majority shareholder of Frontline 2012 and Frontline. At the same time, Hemen also owned or controlled approximately 41% of the outstanding shares of the Former Golden Ocean.

The rationale for the Merger was that both companies operate in the dry bulk market and although we operated exclusively in the Capesize segment while the Former Golden Ocean operated in the Capesize and Panamax segments, and had newbuildings in the Supramax segment, both companies were exposed to the same market dynamics.

Approval of the Merger required that a minimum of 75% of the voting shareholders of both us and the Former Golden Ocean voted in favor of the Merger. In connection with the special general meetings of us and the Former Golden Ocean, Hemen entered into voting agreements to vote all of their respective shares in favor of the Merger. Following completion of the Merger, Hemen and Frontline 2012, owned or controlled 62% of our outstanding shares.

The Transaction

On March 31, 2015, we merged with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, mainly operating in the Capesize and Panamax market segments, whereby we acquired 100% of the Former Golden Ocean's outstanding shares and our name was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received our shares as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 of our shares, and we issued a total of 61,443,959 shares (net of cancellations) to shareholders in the Former Golden Ocean as merger consideration.

Prior to completion of the Merger, we had 111,231,678 common shares outstanding. Following completion of the Merger, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), we had 172,675,637 common shares outstanding. Trading in our shares commenced on the OSE on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, our shares traded on the OSE under the ticker code "GOGL". Our common shares began trading under its new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.

Accounting for the Merger

The Merger has been accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with us selected as the accounting acquirer under this guidance. The factors that were considered in determining that we should be treated as the accounting acquirer were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of us and the Former Golden Ocean, the composition of senior management of the combined company and the name of the combined company. Management believes that the relative voting rights in the combined company and the composition of the board of directors in the combined company were the most significant factors in determining us as the accounting acquirer.

The value of the consideration paid is calculated as follows:

(in thousands of $)
Fair value of shares issued (61,443,959 shares at $5.00 per share)	307,220
Fair value of vested stock options in the Former Golden Ocean	926
Total value of consideration	308,146

The following represents the calculation of the bargain purchase gain arising on consolidation based on management's final allocation of the total purchase price to the assets acquired and liabilities assumed:

(in thousands of $)
Assets
Cash and cash equivalents	129,084
Restricted cash	2,448
Marketable securities	5,779
Other current assets	78,457
Favorable contracts	30,417
Current assets	246,185
Restricted cash	31,552
Newbuildings	12,030
Vessels, net	632,997
Vessels under capital lease, net	14,029
Investment in associated companies	11,346
Favorable contracts	96,673
Other non current assets	9,116
Total assets	1,053,928
Liabilities
Current portion of long term debt	39,395
Current portion of capital lease obligations	7,032
Other current liabilities	28,180
Unfavorable contracts	1,567
Current liabilities	76,174
Long term debt	391,717
Convertible bond debt	161,200
Long term capital lease obligations	31,405
Other long term liabilities	434
Unfavorable contracts	5,976
Total liabilities	666,906
Fair value of net assets acquired and liabilities assumed	387,022
Total value of consideration	308,146
Bargain purchase gain arising on consolidation	78,876

As the fair value of the net assets acquired and liabilities assumed exceeded the total value of consideration paid, a bargain purchase gain of $78.9 million was recorded in the consolidated statement of operations. We believe that the bargain purchase gain is primarily attributable to the fall in our share price from the date we and the Former Golden Ocean entered into the agreement and plan of merger until the date the Merger was completed. On October 7, 2014, our closing share price was $7.85 and would have resulted in a fair value of shares issued of $482.3 million as compared to $307.2 million on March 31, 2015.

Vessels and equipment, net
The 29 vessels acquired have been valued at fair value separately from the attached time charter contracts. Vessels have been valued at fair value (level 2) based on the average of broker valuations from two different ship broker companies The brokers assess each vessel based on age, yard, deadweight capacity etc. and compare this to market transactions. The brokers assess a large number of vessels each quarter and are, therefore, applying more general valuations than specifically looking into the quality etc of each vessel. For vessels we agreed to sell in April 2015 (Channel Alliance, Channel Navigator, Golden Zhoushan, Golden Beijing and Golden Magnum) the sales price is used. The fair value of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives in accordance with Company's existing policy.

Vessels acquired with existing time charters
The value of a time charter acquired with a vessel is recognized separately to the value if the vessel. These contracts has been fair valued (level 3) using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates. This gave rise to a favorable contract asset in respect of vessels chartered out and an unfavorable contract liability in respect of the vessels chartered in. These balances will be amortized over the remaining contract periods for each lease.

Newbuildings
The four newbuildings have been valued at fair value (level 2) by estimating the market values for newbuilding contracts, this is the same process as for assessing the value of vessels. The valuation is based on the sales price for the completed vessel, not for the shipbuilding contract. The fair value is calculated as the estimated fair value of a completed vessel less the remaining committed capital expenditure for the vessel.

Vessels under capital lease
Leases of vessels, where we have substantially all the risks and rewards of ownership, are classified as capital leases. We acquired two vessels under capital lease as a result of the Merger, both of which are leased from third parties. The leasehold interest in these capital leased assets has been recorded at fair value (level 3) based on the discounted value of the expected cash flows for the leasehold interest.

Capital lease obligations
The obligations under these capital leases have been recorded at fair value (level 3) based on the net present value of the contractual lease payments.

Equity method investments
The fair value of the investment in associated companies equated to book value with the exception of the investment in Golden Opus Inc. As Golden Opus Inc owns one vessel, the fair value of the company included a fair value adjustment based on broker values following the same process for assessing the value of owned vessels. This would be considered a level 3 assessment.

Convertible bond
While quoted market prices are not always available, the bonds are traded "over the counter" and the fair value of the bonds is based on the market price on offer at the merger date (level 2).

In April 2015, we received $40.1 million being the final outstanding amount in relation to the cancellation of newbuilding contracts by the Former Golden Ocean at Jinhaiwan. This amount was included in 'other current assets' in the purchase price allocation on March 31, 2015 and so had no impact on the consolidated statement of operations.

The consolidated statement of operations for 2015 includes revenues of $113.9 million and a net loss of $96.7 million, which are attributable to the Former Golden Ocean.

Unaudited Pro Forma Results

The following unaudited pro forma financial information presents the combined results of operations of the Company and the Former Golden Ocean as if the Merger had occurred as of the beginning of the years presented. The pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

(in thousands $, except per share data)	2015	2014
Total operating revenues	225,013	318,722

Net (loss) income from continuing operations	(318,975)	41,138
Loss from discontinued operations	—	(258)
Net (loss) income	(318,975)	40,880

Basic and diluted earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	$(1.85)	$0.24
Basic and diluted loss per share from discontinued operations	$—	$—
Basic and diluted (loss) earnings per share	$(1.85)	$0.24

The bargain purchase gain of $78.9 million has been included in the 2014 pro forma results in the table above and is considered to be a non-recurring gain.

5. TAXATION

Bermuda
We were incorporated in Bermuda. Under current Bermuda law, we are not required to pay taxes in Bermuda on either income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, we will be exempted from taxation until March 31, 2035.

United States
We do not accrue U.S. income taxes as we are not engaged in a U.S. trade or business and are exempted from a gross basis tax under Section 883 of the U.S. Internal Revenue Code. A reconciliation between the income tax expense resulting from applying the U.S. Federal statutory income tax rate and the reported income tax expense has not been presented herein as it would not provide additional useful information to users of the financial statements as our net income is subject to neither Bermuda nor U.S. tax.

Other Jurisdictions
Certain of our subsidiaries in Singapore and Norway are subject to income tax in their respective jurisdictions. The tax paid by our subsidiaries that are subject to income tax is not material.

We do not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes. Based upon review of applicable laws and regulations, and after consultation with counsel, we do not believe we are subject to material income taxes in any jurisdiction.

6. DISCONTINUED OPERATIONS

In April 2013, we sold the VLCC Mayfair for scrap for net proceeds of $16.9 million. We recorded an impairment loss of $5.3 million in the first quarter of 2013 with respect to this vessel and there was no gain or loss on its sale. We recorded a gain of $0.2 million in 2013 from the sale of equipment for cash proceeds of $0.2 million.

Net loss from discontinued operations in 2014 comprised primarily of legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Amounts recorded with respect to discontinued operations in 2015, 2014 and 2013 are as follows:

(in thousands of $)	2015	2014	2013
Operating revenues	—	—	(226)
Net gain on sale of assets	—	—	254
Impairment loss on vessels	—	—	(5,342)
Net loss	—	(258)	(7,433)

7. SEGMENT INFORMATION

Our chief operating decision maker, or the CODM, measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

Revenues from one customer in 2015 which accounts for 10 percent or more of our consolidated revenues from discontinued and continuing operations is $28.0 million. Revenues from three customers in 2014 each accounted for 10 percent or more of our consolidated revenues from discontinued and continuing operations, are $8.2 million, $8.0 million, and $7.9 million, respectively. Revenues from three customers in 2013 each accounted for 10 percent or more of our consolidated revenues from discontinued and continuing operations, are $17.0 million, $5.0 million and $4.3 million, respectively.

8. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2015	2014	2013
Net (loss) income from continuing operations	(220,839)	16,253	3,530
Net loss from discontinued operations	—	(258)	(7,433)
Net (loss) income	(220,839)	15,995	(3,903)

(in thousands)	2015	2014	2013
Weighted average number of shares outstanding - basic	151,217	52,445	25,620
Impact of restricted stock units	133	149	176
Weighted average number of shares outstanding - diluted	151,350	52,594	25,796

The exercise of stock options using the treasury stock method was anti-dilutive in 2015 as the exercise price was higher than the share price at December 31, 2015, therefore, 381,000 shares were excluded from the denominator in each calculation. The convertible bonds using the if-converted method were anti dilutive in 2015, therefore, 10,035,123 shares were excluded from the denominator in each calculation.

In February and March 2016, we issued 343,684,000 and 13,369,291 new shares, respectively, which is considered a material change to the number of shares had this issue occurred prior to the year end.

9. LOSS ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2015	2014	2013
Net loss on sale of vessels	2,062	—	—
Loss on sale of newbuilding contracts	8,858	—	—
Amortization of deferred gains	(132)	—	—
	10,788	—	—

In April 2015, we agreed to the sale of four newbuilding Capesize vessels, two of the vessels Front Atlantic and Front Baltic were sold in August and November, respectively, and a loss of $2.2 million and a gain of $0.1 million, respectively were recorded.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015 and we recognized a loss of $8.9 million.

10. IMPAIRMENT OF VESSELS AND NEWBUILDINGS

During the first quarter of 2015, we recorded an impairment loss of $141.0 million on five Capesize vessels, relating to KSL China ($20.5 million), Battersea ($38.3 million), Belgravia ($34.2 million), Golden Future ($27.5 million) and Golden Zhejiang ($20.5 million). The loss recorded is equal to the difference between the carrying value and estimated fair value of the vessels. In April 2015, we agreed to sell and lease back these vessels. Delivery of the vessels took place in the third quarter of 2015.

During the third quarter of 2015, we recorded an impairment loss of $7.1 million on three Capesize newbuildings (Front Baltic, Front Caribbean and Front Mediterranean), which we agreed to sell, together with Front Atlantic, to a third party upon their completion and delivery to us. The loss recorded is equal to the difference between the carrying value plus expected costs to complete the three newbuildings and estimated fair value. In April 2015, we agreed to the sale of four newbuilding Capesize vessels, two of vessels Front Atlantic and Front Baltic were sold in August and November 2015 respectively and a loss of $2.2 million and a gain of $0.1 million respectively were recorded. Front Atlantic was chartered in by us for a period of 6 months at $14,000 per day. Front Baltic was chartered in by us for a period of 12 months at $14,000 per day. The remaining two vessels will be delivered in 2016.

During the fourth quarter of 2015, we identified the Golden Lyderhorn, a vessel held under capital lease, as an asset for which the carrying value was not fully recoverable. This impairment review was triggered by a significant fall in rates in the Baltic Dry

Index. We recorded an impairment loss of $4.5 million, being the difference between the carrying value and estimated fair value of our leasehold interest based on the discounted expected future cash flows from the leased vessel.

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

11. LEASES

As of December 31, 2015, we leased in eight vessels (2014: nil vessels) from Ship Finance and five vessels (2014: nil vessels) from third parties. All of these vessels are leased under long-term time charters which are classified as operating leases.

Charterhire and office rent expense
The future minimum rental payments under our non-cancelable operating leases as of December 31, 2015, net of future amortization of unfavorable time charters-in, are as follows:

(in thousands of $)
2016	40,129
2017	34,437
2018	34,397
2019	34,397
2020	34,488
Thereafter	200,403
378,251

During 2015, 2014 and 2013, the charter hire expense under operating leases was $30.7 million (net of credit of $1.4 million in respect of the amortization of unfavorable time charter contracts-in), nil and nil, respectively.

As at December 31, 2015, the minimum rental payments include $0.2 million in relation to office rent expenses and $378.1 million in relation to charter hire expenses for leased in vessels.

We acquired two long term chartered in vessel, accounted for as operating leases, as a result of the Merger. One vessel was redelivered in June 2015.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels for an en-bloc for an aggregate price of $272.0 million. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first 7 years and $14,900 in the remaining 3 years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. A profit share payment (contingent rental expense) of 33% above the daily hire rates for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. In addition, the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first 7 years and $25 per day in the remaining 3 years. We have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day, the minimum lease period has been assessed as thirteen years. Contingent rental income recorded in 2015, 2014 and 2013 as a reduction in charter hire expense was $0.02 million, nil and nil, respectively.

Rental income
As of December 31, 2015, we leased out six vessel on fixed rate charters (2014 : nil vessels) and nine vessels (2014 : three vessels) on index-linked time charter rates to third parties on time charters with initial periods ranging between 1 year and 10 years. All of these leases are classified as operating leases.

The minimum future revenues, net of future amortization of favorable time charter contracts-out to be received from the fixed rate charters as of December 31, 2015 are as follows:

(in thousands of $)
2016	21,071
2017	18,364
2018	16,673
2019	16,673
2020	11,669
Thereafter	4,091
88,541

As of December 31, 2015, the cost and accumulated depreciation of the thirteen owned vessels and one vessel held under capital lease, which were leased out to third parties, were $639.1 million and $26.7 million, respectively. As of December 31, 2014, the cost and accumulated depreciation of the three owned vessels leased out to third parties were $222.9 million and $38.0 million, respectively. In addition, one vessel (2014: no vessels) is leased out to a third party under an operating lease.

12. MARKETABLE SECURITIES

Our marketable securities are equity securities considered to be available-for-sale securities.

(in thousands of $)	2015	2014
Acquired as a result of the Merger	5,779	—
Purchased during the year	32,159	—
Impairment loss	(23,323)	—
	14,615	—

During 2015, we made a $32.2 million investment in a company listed on a U.S. stock exchange. An other-than-temporary impairment loss of $19.1 million was recorded in 2015. The fair value of this investment at December 31, 2015 was $13.1 million (December 31, 2014: nil).

We acquired an investment of $5.7 million in a company listed on the Norwegian 'over the counter' market as a result of the Merger. An other-than-temporary impairment loss of $4.2 million was recorded in 2015. The fair value of this investment at December 31, 2015 was $1.5 million (December 31, 2014: nil).

The other-than-temporary impairment losses were recorded in "Impairment loss on marketable securities".

The cost of available for sale securities is calculated on an average cost basis.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivable are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2015 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2012	12,081
Additions charged to income	226
Deductions credited to income	(2,990)
Balance at December 31, 2013	9,317
Deductions credited to income	(1,883)
Balance at December 31, 2014	7,434
Additions charged to income	512
Balance at December 31, 2015	7,946

Of the provision for doubtful accounts at December 31, 2015, $7.4 million relates to two VLCC charters, which were terminated in 2012.

In March, June, October and December 2014, we received $9.7 million, $3.2 million, $3.3 million and $3.1 million, respectively, as full settlement of claims for unpaid charter hire and damages for Golden Zhejiang. $1.9 million of the amount received in March 2014 related to unrecognized time charter revenue in respect of services previously rendered and the corresponding provision for doubtful accounts was credited income. The balance of the amount received in March and the remaining amounts were recorded as other operating income.

In December 2013, we received $756,000 from Sanko Steamship Co. Ltd., or Sanko, as a partial settlement for a $17 million claim for unpaid charter hire and claims of the Battersea. This amount was recorded as time charter income in the fourth quarter of 2013. Trade accounts receivable of $3.0 million and a provision for doubtful accounts in the same amount were written off.

14. OTHER RECEIVABLES

(in thousands of $)	2015	2014
Agent receivables	2,496	423
Advances	282	45
Claims receivables	927	222
Other receivables	11,287	2,740
	14,992	3,430

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2015 and December 31, 2014.

15. VALUE OF CHARTER PARTY CONTRACTS

The value of favorable charter-out contracts maybe summarized as follows:

(in thousands of $)	2015	2014
Acquired as a result of the Merger	127,090	—
Accumulated amortization	(23,714)	—
Total	103,376	—
Less: current portion	(28,829)	—
Non current portion	74,547	—

Time charter revenues in 2015, 2014 and 2013 have been reduced by $23.7 million, nil and nil, respectively, as a result of the amortization of favorable charter-out contracts.

The value of favorable charter-out contracts will be amortized as follows:

(in thousands of $)
2016	28,829
2017	20,861
2018	18,732
2019	18,732
2020	12,148
Thereafter	4,074
103,376

The value of unfavorable charter-in contracts, which are included within other current liabilities and other long term liabilities, maybe summarized as follows:

(in thousands of $)	2015	2014
Acquired as a result of the Merger	7,543	—
Accumulated amortization	(1,399)	—
Total	6,144	—
Less: current portion	(674)	—
Non current portion	5,470	—

Charter hire expenses in 2015, 2014, and 2013, have been reduced by $1.4 million, nil and nil, respectively, as a result of the amortization of unfavorable charter-in contracts. The non current portion of value of unfavorable charter-in contracts is recorded in long term liabilities.

The value of unfavorable charter-in contracts will be amortized as follows:

(in thousands of $)
2016	674
2017	672
2018	672
2019	672
2020	674
Thereafter	2,780
6,144

16. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2012	305,581	(31,755)	273,826
Depreciation	—	(11,079)	—
Balance at December 31, 2013	305,581	(42,834)	262,747
Purchase of vessels	24,085	—
Value of share consideration paid in connection with purchase of vessel	38,874	—
Transfer from newbuildings	546,520	—
Depreciation	—	(19,561)
Balance at December 31, 2014	915,060	(62,395)	852,665
Additions	24	—
Disposals	(382,855)	3,391
Transfer from newbuildings	574,523	—
Acquired as a result of the Merger	632,997	—
Impairment loss	(199,190)	58,228
Depreciation	—	(51,578)
Balance at December 31, 2015	1,540,559	(52,354)	1,488,205

At December 31, 2015, we owned seventeen Capesizes, eight Kamsarmaxes, ten Panamaxes and five Supramaxes (2014: thirteen Capesize vessels).

In April 2014, one of our subsidiaries acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration consisted of the issuance of 3.1 million shares, which were recorded at a price of $12.54 per share or $38.9 million in aggregate, and a cash payment of $24.0 million.

We took delivery in the second quarter of 2014 of three of the five Capesize newbuildings purchased from Frontline 2012 in April 2014. KSL Seattle and KSL Singapore were delivered in May 2014 and KSL Sapporo was delivered in June 2014. During the third quarter of 2014, the remaining two Capesize newbuildings were delivered. KSL Sydney was delivered in July 2014 and KSL Salvador was delivered in September 2014.

In April 2014, we agreed to acquire 25 SPCs, each owning a dry bulk newbuilding, from Frontline 2012. Thirteen of these SPC's were acquired in September 2014 and three of the newbuildings were subsequently delivered to us in 2014. KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014.

We acquired 29 vessels as a result of the Merger with a fair value of $633.0 million.

We took delivery of five Capesize dry bulk newbuildings in the first quarter of 2015 (KSL Sakura, KSL Seville, KSL Seoul, KSL Stockholm and Golden Kathrine), all of which were purchased from Frontline 2012.

We took delivery one Capesize dry bulk newbuilding in the second quarter of 2015, Golden Aso, which was purchased from Frontline 2012 and one Supramax newbuilding dry bulk, Golden Taurus, which was acquired as a result of the Merger.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel and we recognized an impairment loss of $141.0 million in respect of the five vessels owned by us prior to the Merger. The vessels were delivered in the third quarter of 2015. We have a purchase option of $112.0 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years. The transaction is accounted for as a sale and leaseback transaction. A gain of $3.6 million has been deferred and is being amortized over the remaining period of the charter.

In April 2015, we agreed to the sale of two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger, to an unrelated third party. The vessels were sold for cash proceeds of $16.8 million, of which $14.3 million was used to repay debt.

We took delivery of two vessels in the third quarter, the Golden Finsbury, a Capesize dry bulk newbuilding and Front Atlantic, a Capesize dry bulk newbuilding. The Front Atlantic was simultaneously sold and we recognized a loss of $2.2 million.

We took delivery of Front Baltic, a Capesize dry bulk newbuilding, in the fourth quarter of 2015. This vessel was simultaneously sold and we recognized a gain of $0.1 million.

Total depreciation expense was $51.6 million, $19.6 million and $11.1 million in 2015, 2014 and 2013, respectively.

17. VESSELS UNDER CAPITAL LEASE, NET

Movements in 2015 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2014	—
Acquired as a result of the Merger	14,029
Impairment loss	(4,525)
Depreciation	(1,150)
Balance at December 31, 2015	8,354

In 2015, we recorded an impairment loss of $4.5 million in respect of the Golden Lyderhorn following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index. The fair value of Golden Lyderhorn, was determined using discounted expected future cash flows from the leased vessel.

The outstanding obligations under capital leases at December 31, 2015 are payable as follows:

(in thousands of $)
2016	17,692
2017	5,944
2018	5,944
2019	5,944
2020	1,791
Thereafter	—
Minimum lease payments	37,315
Less: imputed interest	(4,035)
Present value of obligations under capital leases	33,280

As of December 31, 2015, we held two vessels under capital lease (December 31, 2014: no vessels). The leases are for initial term of 10 years . The remaining periods on these leases at December 31, 2015 range from one to 5 years. As of December 31, 2015, we had the following purchase options for these two vessels:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Lyderhorn	April 2016	11,500
Golden Eclipse	December 2015	41,360
Golden Eclipse	December 2016	39,935
Golden Eclipse	December 2017	38,000
Golden Eclipse	December 2018	36,250
Golden Eclipse	December 2019	33,550

Our lease obligations are secured by the lessors' title to the leased assets and by a guarantee issued to one of the lessors (Golden Eclipse).

A put option held by the lessor of the Golden Lyderhorn of $9.5 million, which is exercisable in August 2016, has been recorded as part of the minimum lease payments. Lease liabilities are amortized so that the remaining balance at the date the put option becomes exercisable is equal to the put option amount.

18. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings at December 31, 2015 relates to thirteen Capesize, two Newcastlemax and three Supramax dry bulk newbuildings (2014: fourteen Capesize dry bulk newbuildings). Movements in the three years ended December 31, 2015 may be summarized as follows:

(in thousands of $)
Balance at December 31, 2012	—
Installments and newbuilding supervision fees paid	26,298
Interest capitalized	408
Balance at December 31, 2013	26,706
Installments and newbuilding supervision fees paid and accrued	356,355
Value of share consideration paid in connection with purchase of SPCs, net of cash acquired:
- in April 2014	150,959
- in September 2014	331,661
Interest capitalized	4,179
Transfers to Vessels and Equipment	(546,520)
Balance at December 31, 2014	323,340
Acquired as a result of the Merger	12,030
Value of share consideration paid in connection with purchase of SPCs, net of cash acquired;	78,201
Installments and newbuilding supervision fees paid	508,482
Interest capitalized	8,979
Disposals	(10,785)
Impairment loss	(7,110)
Transfers to Vessels and Equipment	(574,523)
Balance at December 31, 2015	338,614

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding. The consideration consisted of the issuance of 15.5 million shares, which were recorded at a price per share of $12.54 or $194.4 million in aggregate, and $150.0 million was assumed in remaining newbuilding installments. Cash of $43.4 million was acquired with the SPCs and so $151.0 million of the consideration was allocated to the cost of the newbuilding contracts. Two of the five Capesize newbuildings were delivered to us in May 2014 and the remaining three were delivered in June, July and September 2014.

In April 2014, we also agreed to acquire 25 SPCs, each owning a dry bulk newbuilding, from Frontline 2012. Thirteen of these SPC's were acquired in September 2014. The consideration consisted of the issuance of 31.0 million shares, which were recorded at a price per share of $11.51 or $356.8 million in aggregate, and $490.0 million was assumed in remaining newbuilding installments. Cash of $25.1 million was acquired with the SPCs and so $331.7 million of the consideration was allocated to the cost of the newbuilding contracts. Three of the thirteen newbuildings were subsequently delivered to us in 2014. KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014.

As at December 31, 2014, the difference between (i) the aggregate of installments and newbuilding supervision fees paid and interest capitalized of $360.5 million, and (ii) additions to newbuildings per the consolidated statement of cash flows of $357.4 million is attributable to accrued expenses not paid of $3.1 million.

We took delivery of five Capesize dry bulk newbuildings in the first quarter of 2015 (KSL Sakura, KSL Seville, KSL Seoul, Golden Kathrine and KSL Stockholm), all of which were purchased from Frontline 2012 in September 2014.

In March 2015, we acquired twelve SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the twelve SPCs was settled by the issuance of 31.0 million shares, which were recorded at a price per share of $4.10 or $127.1 million in aggregate, and $404.0 million were assumed in remaining newbuilding commitments. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs. No other working capital balances were acquired. This purchase has been accounted for a ‘common control’ transaction and the twelve SPCs have been recorded at Frontline 2012’s historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus

In March 2015, we acquired four Supramax dry bulk newbuildings as a result of the Merger, of which the Golden Taurus, was delivered in May 2015.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels which had been purchased from Frontline 2012 in March 2015. We agreed to time charter-in three of the vessels for periods between six and twelve months upon completion of their sale. We do not expect to fund these newbuildings with any debt prior to delivery to the new owners. We completed the construction and sale of Front Atlantic and Front Baltic in August and November 2015, respectively. two newbuildings will be completed and sold in 2016. A loss on sale of $2.2 million was recorded on the sale of Front Atlantic. As a result of the loss on the sale of Front Atlantic, we expected the remaining costs to delivery for each of the three remaining newbuilding to exceed the agreed sale price and an impairment loss of $7.1 million was recorded. In November 2015, we took delivery of the Capesize dry bulk newbuilding, Front Baltic, and a gain on sale of $0.1 million was recorded. A cash deposit of $9.4 million per vessel was transferred by the buyer into an escrow account in the joint names of ourselves and the buyer. All interest on this deposit accrues to the buyer. This escrow account has not been recorded on the balance sheet at December 31, 2015. The deposit for the Front Caribbean was released on delivery of this vessel in 2016 and formed part of the sale proceeds received of $46.2 million.

We took delivery of two Capesize dry bulk newbuildings in the second and third quarter of 2015; the Golden Aso, which was purchased from Frontline 2012 was delivered in June 2015, and the Golden Finsbury was delivered in September 2015.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The transaction with Frontline was completed on December 31, 2015 and reduced our newbuilding commitments by $95.0 million. We recognized a loss on sale of the newbuilding contracts of $8.9 million.

As at December 31, 2015, the difference between (i) the aggregate of installments and newbuilding supervision fees paid and interest capitalized of $517.5 million, and (ii) additions to newbuildings per the consolidated statement of cash flows of $519.0 relates to accrued newbuilding costs as at December 31, 2014 of $2.0 million settled in 2015 and reimbursements of newbuilding costs of $0.5 million by the new owners of Front Baltic in 2016.

19. EQUITY METHOD INVESTMENTS

(in thousands of $)	UFC	Golden Opus Inc.	Seateam	Total
Ownership	50%	50%	21.25%
At December 31, 2014	—	—	—	—
Acquired as a result of the Merger	630	10,379	337	11,346
Dividends received from associated companies	—	—	(88)	(88)
Share of income	140	(821)	248	(433)
Impairment loss	—	(4,600)	—	(4,600)
At December 31, 2015	770	4,958	497	6,225

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or Capesize Chartering. The new company combined and coordinated the chartering services of all the parties. Capesize Chartering commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved. We acquired the Former Golden Ocean's 20% interest in Capesize Chartering upon completion of the Merger and allocated nil value to this shareholding.

Cash dividends of $0.1 million were received from equity method investees in 2015 (2014 and 2013: nil).

During the fourth quarter of 2015, we recorded an impairment loss of $4.6 million in respect of our investment in Golden Opus Inc following an impairment review that was triggered by the significant fall in rates in the Baltic Dry Index. The loss recorded is equal to the difference between our carrying value of $9.6 million and its estimated fair value of $5.0 million.

20. OTHER LONG TERM ASSETS

(in thousands of $)	2015	2014
Acquired as a result of the Merger	9,116	—
Accreted interest	357	—
Provision for uncollectible receivables	(4,729)	—
	4,744	—

This asset was acquired as a result of the Merger and is the fair value of the amount owed following the sale of a vessel by the Former Golden Ocean in 2009. The balance falls due on March 31, 2017 and was valued at $9.1 million based on the actual amount of $10.0 million that is owed and a 7% discount rate. The amount owed bears interest of 2%. In 2015, $0.6 million was recorded as interest income in respect of this asset, $0.2 million was in respect of interest income received and $0.4 million was in respect of the amortized of the fair value adjustment. The provision for uncollectible receivables was recorded following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index.

21. DEFERRED CHARGES

(in thousands of $)	2015	2014
Capitalized financing fees and expenses	7,218	6,253
Accumulated amortization	(1,421)	(2,720)
	5,797	3,533

During 2015, an arrangement fee of $3.8 million was paid and capitalized in connection with the $425.0 million term loan facility that was entered into in January 2015. The $175.0 million term loan facility was fully repaid and fully amortized deferred charges of $2.3 million were removed from cost and accumulated amortization.

During 2014, an arrangement fee of $3.4 million was paid and capitalized in connection with the $420.0 million term loan facility that was entered into in June 2014.

22. DEBT

(in thousands of $)	2015	2014
$33.93 million term loan	28,841	—
$82.5 million term loan	47,597	—
$175.0 million term loan	—	125,000
$284.0 million term loan	262,541	—
$420.0 million term loan	395,875	238,500
$425.0 million term loan	26,885	—
Total U.S. dollar denominated floating rate debt	761,739	363,500
U.S. dollar denominated fixed rate debt	167,815	—
Sellers credit	4,739	—
Total debt	934,293	363,500
Less: current portion	(20,380)	(19,812)
	913,913	343,688

Movements in 2015 and 2014 may be summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Sellers credit	Total
Balance at December 31, 2013	95,000	—	—	95,000
Loan repayments	(1,500)	—	—	(1,500)
Loan draw downs	270,000	—	—	270,000
Balance at December 31, 2014	363,500	—	—	363,500
Debt assumed as a result of the Merger	426,602	161,200	4,511	592,313
Loan repayments	(244,338)	—	—	(244,338)
Loan draw downs	215,975	—	—	215,975
Amortization of purchase price adjustment	—	6,615	228	6,843
Balance at December 31, 2015	761,739	167,815	4,739	934,293

$33.93 million credit facility
We assumed this debt of $30.5 million as a result of the Merger. This facility finances two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 25, 2018. As of December 31, 2015, $28.8 million was outstanding under this facility and there was no available, undrawn amount. At December 31, 2015, this facility was secured by two of our Panamax bulk carriers. This loan was amended on March 31, 2016. See Note 33.

$82.5 million credit facility
We assumed this debt of $67.8 million as a result of the Merger. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. In May 2015, we repaid $17.7 million following the sale of Channel Alliance and Channel Navigator. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment on the final maturity date on October 31, 2018. As of December 31, 2015,$47.6 million was outstanding under this facility and there was no available, undrawn amount. At December 31, 2015, this facility was secured by four of our Panamax bulk carriers. Following the vessel valuations at December 31, 2015, we paid down $2.0 million in January 2016 to be in compliance with the minimum value covenant under this facility. This loan was amended on March 31, 2016. See Note 33.

$175.0 million term loan facility
This facility bore interest of LIBOR plus a margin of 2.5% and was expected to mature in May 2016. In the third quarter of 2015, we repaid the outstanding balance on this facility of $122.4 million in full following the sale of KSL China, Battersea, Belgravia, Golden Future and Golden Zheijang.

$284.0 million credit facility
We assumed this debt of $260.5 million as a result of the Merger. This facility finances 19 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment on the final maturity date on December 31, 2019. As of December 31, 2015, $262.5 million was outstanding under this facility and there was no available, undrawn amount. At December 31, 2015, this facility was secured by two of our Capesize bulk carriers, four Panamax vessels, five Supramax vessels and four Ice class Panamax vessels. This loan was amended on March 31, 2016. See Note 33.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to$420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of fourteen tranches of up to $30.0 million to finance, in part, fourteen of our newbuildings. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The loan has an interest rate of LIBOR plus a margin of 2.5%. During 2015, $175.0 million was drawn down on delivery of six Capesize bulk carriers and $17.6 million was repaid. As of December 31, 2015 and 2014, the outstanding balance under this facility was $395.9 million and $238.5 million, respectively, and the facility has been drawn down in full. Following the vessel valuations at December 31, 2015, we paid down $2.2 million in January 2016 to be in compliance with the minimum value covenant under this facility and the quarterly repayment schedule was amended to $5.2 million, in total, for all fourteen tranches. The facility is secured by fourteen of our Capesize bulk carriers. This loan was amended on March 31, 2016. See Note 33.

$425.0 million senior secured post-delivery term loan facility
In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance fourteen newbuilding vessels. The facility was initially divided into twelve tranches of $30.0 million and two tranches of $32.5 million. Each tranche was originally repayable in quarterly payments of 1/80 of the drawn down amount and all amounts outstanding are to be repaid on the final maturity date of March 31, 2021. The loan bore interest at LIBOR plus a margin of 2.0%. In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries.

As of December 31, 2015, the outstanding balance under this facility was $26.9 million following the delivery of Golden Finsbury.

This loan was amended on March 31, 2016. See Note 33.

$201.0 million credit facility
We assumed this debt of $45.4 million as a result of the Merger. This facility financed two vessels and bore interest of LIBOR plus a margin of 2.75%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $44.4 million in full following the sale of Golden Beijing and Golden Zhoushan.

$23.8 million credit facility
We assumed this debt of $22.4 million as a result of the Merger. This facility financed one vessel and bore interest of LIBOR plus a margin of 2.65%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $22.1 million in full following the sale of Golden Magnum.

Loan Amendments
In February 2016, we agreed with our lenders to amend certain of the terms on certain of our facilities. See Note 33, Subsequent Events.The amendments to the loan agreements resulted in re-classification of $34.1 million as long term at December 31, 2015.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, we have covenanted to retain at least $48.5 million of cash and cash equivalents as at December 31, 2015 (December 31 2014: $18.9 million) and this is classified as Restricted cash, non current assets. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

In January 2016, we prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements. This amount was classified as short term debt as of December 31, 2015. All other agreements were in compliance with this covenant and other covenants at December 31, 2015.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5 year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the convertible bond agreement. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The conversion price at December 31, 2015 was $19.93 per share and was subject to adjustment for any dividend payments in the future. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond will have a value of $200 million on maturity. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. 10,035,123 new shares would be issued if the bonds were converted at the current price of $19.93.

During 2015, $6.6 million has been amortized and recorded as interest expense.

Seller's credit

In 2013, the Former Golden Ocean purchased two vessels at which time the seller provided a 30% seller’s credit towards the cost of the vessel. The fair value of the sellers credit at the time of the Merger was $4.5 million based on the discounted value. The difference of $0.3 million is being amortized over the remaining life of the seller's credit so as to maintain a constant effective rate so that the seller's credit will have a value of $4.8 million on maturity in 2016.

During 2015, $0.2 million has been amortized and recorded interest expense.

The outstanding debt as of December 31, 2015 is repayable as follows:

(in thousands of $)
2016	20,380
2017	—
2018	82,230
2019	476,872
2020	364,451
Thereafter	22,545
966,478
Amortization of purchase price adjustment	(32,185)
934,293

Assets pledged
As of December 31, 2015, forty vessels (2014: thirteen vessels) with an aggregate carrying value of $1,488.2 million (2014: $852.7 million) were pledged as security for our floating rate debt.

23. ACCRUED EXPENSES

(in thousands of $)	2015	2014
Voyage expenses	3,229	871
Ship operating expenses	6,496	1,112
Administrative expenses	1,207	1,162
Tax expenses	189	—
Interest expenses	6,757	1,045
	17,878	4,190

24. OTHER CURRENT LIABILITIES

(in thousands of $)	2015	2014
Deferred charter revenue	4,120	3,285
Deferred gain on sale and leaseback	337	—
Unfavorable charter party contracts	674	—
Other current liabilities	8,862	—
	13,993	3,285

25. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2015	2014
Interest rate swaps	1,641	—
Asset Derivatives - Fair Value	1,641	—

(in thousands of $)	2015	2014
Interest rate swaps	1,879	—
Currency swaps	183	—
Bunker derivatives	3,338	—
Liability Derivatives - Fair Value	5,400	—

$0.2 million asset derivatives/interest rate swaps and $1.5 million liability derivatives/bunker derivatives were assumed by us as a result of the Merger.

During 2015, 2014 and 2013, the following were recognized in the consolidated statement of operations:

(in thousands of $)		2015	2014	2013
Interest rate swaps	Interest expense	2,127	—	—
	Unrealized fair value loss	394	—	—
Foreign currency swaps	Unrealized fair value loss	183	—	—
Forward freight agreements	Realized loss	606	—	—
Bunker derivatives	Realized loss	1,776	—	—
	Unrealized fair value loss	1,853	—	—
		6,939	—	—

26. LONG TERM LIABILITIES

(in thousands of $)	2015	2014
Deferred gain on sale and leaseback	2,893	—
Other long term liabilities	5,647	—
	8,540	—

27. SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2015	2014
500 million common shares of $0.01 par value (2014: 200 million common shares)	5,000	2,000

Issued and fully paid share capital:
(number of shares of $0.01 each)	2015	2014
Balance at start of year	80,121,550	30,472,061
Shares issued re:
- purchase of five SPCs in April 2014	—	15,500,000
- purchase of Capesize vessel in April 2014	—	3,100,000
- purchase of thirteen SPCs in September 2014	—	31,000,000
- settlement of RSUs	110,128	49,489
- purchase of twelve SPCs in March 2015	31,000,000	—
- merger with the Former Golden Ocean (net shares issued)	61,443,959	—
Balance at end of year	172,675,637	80,121,550

Our common shares are listed on the NASDAQ Global Select Market and the OSE.

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

In June 2014, at a special general meeting of the shareholders, our authorized share capital was increased from $500,000 divided into 50,000,000 common shares of $0.01 par value to $2,000,000 divided into 200,000,000 common shares of $0.01 par value.

In March 2015, we issued 110,128 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, 31,000,000 common shares were issued to Frontline 2012 in connection with the acquisition of 12 Capesize dry bulk newbuildings. The shares were recorded at a price per share of $4.10 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs. As this purchase has been accounted for a ‘common control’ transaction the twelve SPCs have been recorded at Frontline 2012’s historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

Prior to completion of the Merger, we had 111,231,678 common shares outstanding. Following completion of the Merger and the issuance of 61.5 million shares to the Former Golden Ocean shareholders, and pursuant to the merger agreement, the cancellation of 51,498 common shares (which were held by the Former Golden Ocean) and the cancellation of 4,543 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), we had has 172,675,637 common shares outstanding at December 31, 2015 (December 31, 2014: 80,121,550).

In September 2015, at the annual general meeting of the shareholders, our authorized share capital was increased from 200,000,000 common shares of $0.01 par value to 500,000,000 common shares of $0.01 par value and it was resolved that the share premium account be reduced to nil and that the amount resulting from the reduction be credited to the contributed capital surplus account. A transfer of $1,207.4 million was made in the third quarter of 2015 in this respect.

28. RESTRICTED STOCK UNITS

In September 2010, the Board of Directors (the "Board") approved the adoption of the 2010 Equity Incentive Plan (the "Plan") and reserved 800,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to our directors, officers, employees affiliates, consultants and service providers. The RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

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

The following table summarizes restricted stock unit transactions in 2015, 2014 and 2013:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2012	66,307	66,311	132,618	$5.25
Granted	47,238	47,238	94,476	$6.74
Settled	(25,388)	(25,388)	(50,776)	$9.65
Units outstanding as of December 31, 2013	88,157	88,161	176,318	$9.19
Granted	27,555	27,556	55,111	$9.48
Settled	(41,134)	(41,136)	(82,270)	$9.32
Units outstanding as of December 31, 2014	74,578	74,581	149,159	$4.53
Granted	24,602	24,604	49,206	$4.30
Settled	(40,462)	(40,463)	(80,925)	$4.44
Units outstanding as of December 31, 2015	58,718	58,722	117,440	$1.07

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate. The RSU expense in 2015, 2014 and 2013 was $0.01 million, $0.2 million and $0.9 million, respectively.

In January 2013, we issued 35,061 common shares and paid $181,610 to members of the Board and to the General Manager and the Dry Bulk Manager in settlement of the first and second tranches of the RSUs granted in December 2011 and December 2010, respectively, which vested in December 2012. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2013, our Board granted a total of 94,476 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSUs will vest over 3 years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In February 2014, we issued 49,489 common shares and paid $464,630 to members of the Board and to the General and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represent 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2014, our Board granted a total of 55,111 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies. These RSU's will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

On January 6, 2015, our Board granted a total of 49,206 RSUs pursuant to the 2010 Equity plan to members of the Board and the two management companies. These RSUs will vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In March 2015, we issued 110,128 common shares in settlement of the first, second and third tranches of RSUs granted in January 2014, January 2013 and December 2011, respectively.

29. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, being companies in which Hemen and companies associated with Hemen have a significant interest: Frontline and its subsidiaries (the General Manager, Frontline Management (Bermuda) Limited, Seateam Management Pte Ltd and Frontline 2012), Karpasia, Ship Finance and Seatankers Management Co, Ltd and companies affiliated with it, or Seatankers.

The Former Golden Ocean was considered a related party since September 2014 when we became a majority-owned subsidiary of Frontline 2012 following the acquisition of thirteen of our SPCs by Frontline 2012.

Frontline

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding and our subsidiary acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 15.5 million shares and 3.1 million shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at a price of $12.54 per share, $150.0 million was assumed in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPCs. No other working capital balances were acquired.

In April 2014, we agreed to acquire 25 SPCs from Frontline 2012, each owning a dry bulk newbuilding. In September 2014, we acquired 13 of these SPCs. The consideration for the 13 SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The issuance of the 31.0 million shares was recorded at an aggregate value of $356.8 million based on the closing price of $11.51 per share on September 15, 2014, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. We acquired the remaining twelve SPCs in March 2015. The consideration for the 12 SPCs was settled by the issuance of 31.0 million of our common shares as consideration to Frontline 2012. The shares were recorded at a price per share of $4.10 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs.

In November 2015, in a merger transaction by and among Frontline, Frontline 2012 and Frontline Acquisition Ltd., a wholly-owned subsidiary of Frontline, Frontline Acquisition Ltd. merged with and into Frontline 2012, with the result that Frontline 2012 became a wholly-owned subsidiary of Frontline.

Also in November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015 and we recognized a loss of $8.9 million.

Ship Finance

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance and the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. We incurred $12.1 million of charter hire expenses in 2015 (2014: nil) in respect of the eight vessels.

In 2013, United Freight Carriers LLC, the joint venture acquired in the Merger and of which we own 50%, entered into charter contracts with Ship Finance for four dry bulk carriers. The charter contracts include profit sharing and the joint venture has paid $2.5 million to Ship Finance related to these vessels since April 1, 2015.

We are the commercial manager for twelve dry bulk and eleven container vessel owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 a day for managing the dry bulk vessels and $65 a day for managing the container vessels.

Seatankers

We are the commercial manager of 21 dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 a day for managing the dry bulk vessels.

Management Agreements

General Management Agreement

Up to March 31, 2015, we were provided with general administrative services by the General Manager. Pursuant to the terms of the Amended General Management Agreement, the General Manager was entitled to a management fee of $2.3 million per annum from January 1, 2010, which was subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of our vessels. In addition, we, in our discretion, awarded equity incentives to the General Manager based upon its performance. Such awards were subject to the approval of the Board. We were responsible for paying all out-of-pocket expenses incurred by the General Manager from third parties in connection with the services provided under the Amended General Management Agreement, such as audit, legal and other professional fees, registration fees and directors' and officers' fees and expenses. The Amended General Management Agreement was terminated on March 31, 2015.

Technical Management

We receive technical management services from the General Manager. Pursuant to the terms of the agreement, Frontline received a management fee of $33,000 per vessel in 2015. This fee is subject to annual review. Frontline also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management

The ship management of our vessels is provided by ship managers subcontracted by the General Manager. Technical management for fourteen vessels (2014: three vessels) is provided by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline.

Other Management Services

We aim to operate efficiently through utilizing competence from Frontline or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. Specifically, we receive assistance in relation to consolidation and reporting as well as management of its Sarbanes Oxley compliance from Frontline. We currently pay a fee of $115,000 per quarter for this service.

A summary of net amounts charged by related parties in 2015, 2014 and 2013 is as follows:

(in thousands of $)	2015	2014	2013
ICB Shipping (Bermuda) Ltd	579	2,315	2,315
Frontline Management (Bermuda) Ltd	13,192	2,962	154
The Former Golden Ocean	134	1,034	408
Ship Finance International Limited	12,060	—	—
Seateam Management Pte Ltd	1,932	562	228

Net amounts charged by related parties comprise of general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in 2015, 2014 and 2013 is as follows:

(in thousands of $)	2015	2014	2013
Ship Finance International Limited	560	—	—
Seatankers Management Co Ltd	310	—	—

Net amounts charged to related parties comprise of commercial management fees from April 1, 2015. Such fees were charged by the Former Golden Ocean prior to that.

While comparatives have been given for the year ended December 31, 2013 in the table above, these companies were not considered to be related parties in 2013.

A summary of balances due from related parties as of December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Frontline 2012 Ltd	—	38
Seateam Management Pte Ltd	—	411
Frontline Ltd	4,455	—
Ship Finance International Ltd	36	—
United Freight Carriers LLC	2	—
Seatankers Management Co Ltd	1,139	—
Golden Opus Inc	2,534	—
Management	285	—
	8,451	449

A summary of balances owed to related parties as of December 31, 2015 and 2014 is as follows:

(in thousands of $)	2015	2014
Former Golden Ocean	—	356
Frontline Management (Bermuda) Ltd	3,924	1,558
ICB Shipping (Bermuda) Ltd	—	579
Frontline Ltd	176	62
Seateam Management Pte Ltd	1	—
	4,101	2,555

Receivables and payables with related parties mainly comprise unpaid commercial management fees, newbuilding supervision fees and the amount owed by Frontline in connection with the sale of the two Suezmax newbuilding contracts in December 2015.

In addition certain payables and receivables arise when we pay an invoice on behalf of a related party and vice versa.

We periodically issue RSUs to the board of directors and management companies.

30. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
During 2015, we assumed four interest rate swaps as a result of the Merger and have subsequently entered into three interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rate on an original principal amount of $400 million of the then anticipated debt was switched to fixed rate. During 2014, we were not party to any interest rate swaps transactions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are banks, which participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap transactions as at December 31, 2015, which are not designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	October 2012	October 2019	1.22%
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.93%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	October 2015	October 2019	1.22%
Receiving floating, pay fixed	50,000	November 2015	February 2020	1.92%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
	400,000

Changes in the fair value of the interest rate swap transactions are recorded in "Loss on derivatives" in the consolidated statement of operations.

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

During 2015, we assumed one contract as a result of the Merger. During 2014, we did not have any such contracts. As of December 31, 2015 and December 31, 2014, we had one and nil contracts outstanding, respectively.

The losses on freight forward agreements are recorded in "Loss on derivatives" in the consolidated statement of operations.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

We assumed three contracts as a result of the Merger, of which two matured during 2015 and have subsequently entered into another nine contracts. During 2014, we did not have any such contracts.

As of December 31, 2015 and December 31, 2014, we had ten and nil contracts outstanding, respectively.

Losses on bunker derivatives are recorded in "Loss on derivatives" in the consolidated statement of operations.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and enters into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

During 2015, we entered into thirty foreign currency swaps. During 2014, we did not have any such contracts.

As of December 31, 2015 and December 31, 2014, we had twenty-four and nil contracts outstanding, respectively.

Changes in the fair value of foreign currency swaps are recorded in "Loss on derivatives" in the consolidated statement of operations.

Fair values
The carrying value and estimated fair value of our financial instruments at December 31, 2015 and December 31, 2014 are as follows:

	2015	2015	2014	2014
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	102,617	102,617	42,221	42,221
Restricted cash	48,872	48,872	18,923	18,923
Liabilities
Long term debt - floating	761,739	761,739	363,500	363,500
Long term debt - convertible bond	165,500	167,815	—	—
Long term debt - sellers credit	4,739	4,739	—	—

The fair value hierarchy of our financial instruments is as follows:

(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	102,617	102,617	—	—
Restricted cash	48,872	48,872	—	—
Liabilities
Long term debt - floating	761,739	—	761,739	—
Long term debt - convertible bond	165,500	—	165,500	—
Long term debt - sellers credit	4,739	—	—	4,739

(in thousands of $)	2014 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	42,221	42,221	—	—
Restricted cash	18,923	18,923	—	—
Liabilities
Long term debt - floating	363,500	—	363,500	—

There have been no transfers between different levels in the fair value hierarchy in 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

Sellers credit - the fair value was determined by discounting the expected future cash outflow of $4.7 million, which is payable upon maturity in 2016, by 7.0%.

Assets Measured at Fair Value on a Nonrecurring Basis
See Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed as a result of the Merger.

At December 31, 2015 the investment in Golden Opus Inc was measured at fair value, the fair value was based level three inputs, the expected market values of the underlying assets and liabilities.

At December 31, 2015 the Golden Lyderhorn, a vessel held under capital lease was measured at fair value, the fair value was based level three inputs, was determined using discounted expected future cash flows for the vessel.

At December 31, 2015, the newbuildings Front Caribbean and Front Mediterranean newbuildings were measured at fair value of $17.7 million (December 31, 2014: nil). This was determined using level three inputs being the expected cash flows from the sale of the completed vessels at September 2015 of $7.9 million, plus subsequent expenditure on the newbuildings.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are listed equity securities considered to be available-for-sale securities for which the fair value as at the balance sheet date is their aggregate market value based on quoted market prices (level 1) for the investment in a company listed on a U.S. stock exchange and level two for the investment in the company listed on the Norwegian 'over the counter' market.

The fair value (level 2) of interest rate, currency swap and bunker swap agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, DnB and Nordea Bank Norge ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

31. COMMITMENTS AND CONTINGENCIES

The General Manager insures the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

We have one vessel held under capital lease, the Golden Lyderhorn, that was sold by the Former Golden Ocean in 2006 and leased back for a period of ten years. At the time of the sale a sellers credit for $2.7 million was given to lessor and becomes payable on redelivery and sale of the vessel. We have the right to purchase the vessel for $14.2 million less the sellers credit in August 2016, if this is not exercised the lessor has the option to put the vessel on us at the end of the lease terms for $12.2 million less the sellers credit. The total amount that we would be required to pay in 2016 under this put options is $9.5 million (2014: nil).

As of December 31, 2015, the joint venture that owns the Golden Opus had total bank debt outstanding of $18.3 million and we had guaranteed 50% of this amount. Consequently, our maximum potential liability was $9.15 million as of this date. We have not recorded any liability in respect of this arrangement.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

As of December 31, 2015, we had eighteen vessels under construction, of which two have been sold and will be delivered to the new owners on delivery from the yard in 2016. We will receive net sales proceeds of $46.2 million per vessel at time of delivery. Our outstanding commitments for our eighteen remaining newbuildings amount to $570.1 million with expected payments of $502.8 million in 2016 and $67.3 million in 2017 for expected delivery of sixteen vessels in 2016 and two vessels in 2017.

We have claims for unpaid charter hire owed by Titan Petrochemicals Limited with respect to its bareboat charters of the VLCCs Titan Venus and Mayfair. We is also seeking recovery of damages for the remaining periods of these charter contracts. The aggregate amount of these claims is approximately $2.4 million. We are unable to predict the outcome of this case at this time.

In 2014, we received $17.5 million in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang and recorded this amount as other operating income. We also received $1.9 million in this respect and this amount was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered. These amounts were received as full and final settlement in connection with a claim that was lodged jointly with another claimant's claim against the same defendant.

In February and April 2014, we received $0.2 million and $0.1 million, respectively, as final settlements for unpaid charter hire for Battersea and recorded these amounts as other operating income.

Except as described above, to the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

32. SUPPLEMENTAL INFORMATION

In April 2014, we acquired five SPCs from Frontline 2012, each owning a Capesize dry bulk newbuilding and one of our subsidiaries acquired a 2013-built Capesize bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration was settled partly by the issuance of shares.

In September 2014, we acquired thirteen SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the thirteen SPCs was settled by the issuance of 31.0 million shares.

In March 2015, we acquired twelve SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the twelve SPCs was settled by the issuance of 31.0 million shares.

On March 31, 2015, we and the Former Golden Ocean merged. The shareholders of the Former Golden Ocean received our shares as merger consideration.

33. SUBSEQUENT EVENTS

In January 2016, we took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, we took delivery of, and simultaneously sold (further to a prior agreement), the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt.

In January 2016, we prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements. All other agreements were in compliance with this covenant and other covenants at December 31, 2015.

In February 2016, we agreed with our lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Loan Facilities. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, the minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and anytime thereafter and the market adjusted equity ratio is waived. We have also agreed that for the nine remaining newbuilding contracts where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged and average 2.3%, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. We will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism described below and without affecting the final maturity date.

A cash sweep mechanism will be put in place whereby we will pay down on the deferred repayment amount should our cash position improve. We will furnish our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date will fall due at the end of the third quarter of 2016. The cash sweep that we will pay to each lender will be based on a percentage of the excess cash as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had not such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had not such installments been suspended.
Existing credit facilities include the Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc, and us as guarantor of 50% of the facility. Any repayments made under the cash sweep will be applied against balloon payments due on the loans. Due to the operation of the cash sweep mechanism, we will not be permitted to make any cash dividend payments without the prior approval of our lenders in the period to September 30, 2018.
The agreement with the lenders was subject to us raising $200 million in equity. We announced in February 2016 that we had successfully completed a private placement that raised $200 million in equity.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April, 1 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus in this period.

Also in February 2016, we announced a private placement of 343,684,000 new shares, or the Private Placement Shares, at NOK 5.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), thereby fulfilling the equity condition in our amended financing terms, as described above. Our existing unused authorized share capital was not sufficient to issue all the Private Placement Shares and an increase in our authorized share capital was subsequently approved. The Private Placement Shares are restricted shares in the U.S. and are subject to a six month holding period during which they cannot be traded in the U.S. As such, the Private Placement Shares were delivered and registered on a separate ISIN BMG396371145 and listed on the OSE only under a separate trading symbol "GOGL R". The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement.

On February 22, 2016, our shareholders approved the increase of our authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 34,368,400 new common shares for gross proceeds of up to NOK171,842,000 (approximately $20 million). Ultimately, 13,369,291 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66,846,455 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering are restricted shares in the U.S. and were listed on the OSE only under a separate trading symbol "GOGL R", on March 18, 2016.

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed that the daily rate be reduced to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the reduced daily rate exceeds the 6-T/C Baltic Exchange Supramax Index in any day during the two year period with the maximum reimbursed amount capped at $1.75 million and that on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million.

In February 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in Capesize Chartering to the remaining four joint venture partners (Bocimar International NV, C Transport Holding Ltd, Star Bulk Carrier Corp and the Company). Capesize Chartering was established in 2015 to provide chartering services in respect of the Capesize tonnage for all of the initial five dry bulk shipowning groups.

In March 2016, we agreed a delay in the delivery of two Capesize vessels from the original delivery dates in February and March 2016 to the end of October 2016.