Form 20-F/A
period 2015-12-31
Golden Ocean Group Ltd
filed 2016-05-02
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F/A

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

Explanatory Note

This Amendment No.1 to the Annual Report on Form 20-F for the fiscal year ended December 31, 2015, originally filed with the Securities and Exchange Commission on April 14, 2016 (the "2015 Form 20-F"), is being solely filed for purposes of including the following statements under Item 6.C and Item 16G, respectively:

"In lieu of an audit committee comprised of three independent directors, our audit committee has two members, which is consistent with Bermuda law. Both members of the audit committee currently meet NASDAQ's requirement of independence."; and

"Audit Committee.  NASDAQ requires, among other things, that a listed U.S company have an audit committee with a minimum of three independent members. As permitted under Bermuda law and our bye-laws, our audit committee consists of two members which currently meets the NASDAQ independence requirements."

Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any other item of the 2015 Form 20-F, or reflect any events that have occurred after the 2015 Form 20-F was originally filed.

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

ITEM 19.  EXHIBITS

Number	Description of Exhibit

12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Per Heiberg
Per Heiberg
Principal Financial Officer

Dated: May 2, 2016