Form 20-F
period 2016-12-31
Golden Ocean Group Ltd
filed 2017-04-05
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2016
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

Georgina Sousa, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Name of each exchange on which registered
Common Shares, Par Value $0.05 Per Share	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

105,965,192 Common Shares, Par Value $0.05 Per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as “forward-looking statements.” We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,” “would,” “could” and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our future operating or financial results;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our ability to successfully employ our existing and newbuilding dry bulk vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire;

•	potential conflicts of interest involving members of our board of directors, or the Board, and senior management;

•	potential liability from pending or future litigation;

•	potential exposure or loss from investment in derivative instruments;

•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in seaborne and other transportation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other factors discussed in “Item 3.D. Risk Factors.”

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions

i

to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

ii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

On October 7, 2014, Knightsbridge Shipping Limited, or Knightsbridge, and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which the two companies agreed to merge, or the Merger, with Knightsbridge serving as the surviving legal entity. The Merger was completed on March 31, 2015, and the name of Knightsbridge was changed to Golden Ocean Group Limited. The Merger has been accounted for as a business combination using the acquisition method of accounting, with us selected as the accounting acquirer. See "Item 4.A-Information on the Company" for more information.

Throughout this report, unless the context otherwise requires, "Golden Ocean", the "Company", "we", "us" and "our" refer to Golden Ocean Group Limited and its subsidiaries as of the date of this annual report.

The term deadweight ton, or dwt, is used in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own, operate and have under construction dry bulk vessels of the following sizes:

1.	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

2.	Capesize, which are vessels with carrying capacities of between 90,000 dwt and 200,000 dwt;

3.	Kamsarmax, which are vessels with carrying capacities of between 80,000 dwt and 90,000 dwt;

4.	Panamax, which are vessels with carrying capacities of between 65,000 and 80,000 dwt; and

5.	Supramax, which are vessels with carrying capacities of between 50,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

Unless otherwise indicated, all share and per share amounts disclosed in this report give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented.

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2016, 2015 and 2014, and our selected balance sheet data as of December 31, 2016 and 2015, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2013 and 2012 and the selected balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our consolidated financial statements not included herein. The following table should also be read in conjunction with "Item 5-Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars. All share and per share amounts disclosed in the table below give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented. In addition as of January 1, 2016, we changed the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The change has been retrospectively applied for all periods presented.

	Fiscal year ended December 31,
	2016	2015	2014	2013	2012
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	257,808	190,238	96,715	37,546	37,315
Total operating expenses	328,366	414,363	77,229	30,722	27,307
Net operating (loss) income	(70,258)	(234,913)	19,486	6,824	10,008
Net (loss) income from continuing operations	(127,711)	(220,839)	16,253	3,530	5,882
Net (loss) income from discontinued operations (1)	—	—	(258)	(7,433)	(59,311)
Net (loss) income	(127,711)	(220,839)	15,995	(3,903)	(53,429)
(Loss) earnings per share from continuing operations: basic ($)	($1.34)	($7.30)	$1.55	$0.70	$1.20
(Loss) earnings per share from continuing operations: diluted ($)	($1.34)	($7.30)	$1.55	$0.70	$1.20
Loss per share from discontinued operations: basic ($)	$0.00	$0.00	$0.00	($1.45)	($12.15)
Loss per share from discontinued operations: diluted ($)	$0.00	$0.00	$0.00	($1.45)	($12.05)
(Loss) earnings per share: basic ($)	($1.34)	($7.30)	$1.52	($0.75)	($10.95)
(Loss) earnings per share: diluted ($)	($1.34)	($7.30)	$1.52	($0.75)	($10.85)
Cash distributions per share declared ($)	$0.00	$0.00	$3.15	$3.50	$6.00

Balance Sheet Data (at end of year):
Cash and cash equivalents	212,942	102,617	42,221	98,250	79,259
Long term restricted cash	53,797	48,521	18,923	15,000	15,000
Newbuildings	180,562	338,614	323,340	26,706	—
Vessels and equipment, net	1,758,939	1,488,205	852,665	262,747	273,826
Total assets	2,361,623	2,172,870	1,259,207	409,194	396,198
Current portion of long-term debt	—	20,380	19,812	—	4,700
Current portion of obligations under capital lease	4,858	15,749	—	—	—
Long-term debt	1,058,418	908,116	340,155	94,336	105,756
Obligations under capital lease	12,673	17,531	—	—	—
Share capital	5,299	1,727	801	305	244
Total equity	1,238,719	1,158,649	884,273	307,441	277,694
Common shares outstanding	105,965,192	34,535,128	16,024,310	6,094,412	4,887,400
Other Financial Data:
Equity to assets ratio (percentage) (2)	52.5%	53.3%	70.2%	75.0%	69.9%
Debt to equity ratio (3)	0.9	0.8	0.4	0.3	0.4
Price earnings ratio (4)	(3.5)	(0.7)	14.9	(61.3)	(2.4)
Time charter equivalent revenue (5)	187,906	134,547	42,407	30,737	32,992
Time charter equivalent rate (6)	8,435	10,185	15,238	21,140	11,749

(1)
We classified our only very large crude carrier, or VLCC, as 'held for sale' as of December 31, 2012 and this vessel was sold during 2013. The operations of our VLCCs have been recorded as discontinued operations in 2014 and all prior years shown above.

(2)	Equity to assets ratio is calculated as total equity divided by total assets.

(3)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(4)
Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share. Historical periods have been adjusted for the 5 to 1 reverse split completed in August 2016.

(5)	A reconciliation of time charter equivalent revenues, or TCE revenue, to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2016	2015	2014	2013	2012
Total operating revenues	257,808	190,238	96,715	37,546	37,315
Add: Amortization of favorable charter party contracts	27,277	23,714	—	—	—
Less: Bareboat charter revenue *	2,399	—	—	—	—
Less: Other operating income	4,894	1,306	20,353	—	—
Net time and voyage charter revenues	277,792	212,646	76,362	37,546	37,315
Less: Voyage expenses & commission	89,886	78,099	33,955	6,809	4,323
Time charter equivalent revenue	187,906	134,547	42,407	30,737	32,992

Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of favorable charter party contracts (being the fair value above market of acquired time charter agreements upon the completion of the Merger). Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions; are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e. spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter. For further information regarding the fleet deployment, refer to “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

* In 2016, we received $2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of the VLCCs Titan Venus and Mayfair. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims. For the purpose of determining our 2016 TCE revenue, this amount was excluded from the calculation as it relates to vessels sold in prior years.

(6)	Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2016	2015	2014	2013	2012
Time charter equivalent revenue	187,906	134,547	42,407	30,737	32,992

Fleet available days	22,397	13,330	2,841	1,460	2,809
Fleet offhire days	(121)	(120)	(58)	(6)	(1)
Fleet onhire days	22,276	13,210	2,783	1,454	2,808

Time charter equivalent rate	8,435	10,185	15,238	21,140	11,749

TCE rate is a measure of the average daily revenue performance, following alignment of the revenue streams resulting from operation of the vessels under voyage or spot charters and time charters, as detailed in (5) above. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas; available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting periods. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

The following summarizes the risks that may materially affect our business, financial condition or results of operations. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or the trading price of our securities.

Risks Related to Our Industry

Charter hire rates for dry bulk vessels are volatile and have declined significantly since their historic highs and may remain at low levels or decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.
The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The current downturn in the dry bulk charter market, from which we derive and plan to continue to derive our revenues, has severely affected the entire dry bulk shipping industry. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and charter hire rates for dry bulk vessels have declined significantly from historically high levels. For example, in the past, and presently, time charter and spot market rates for dry bulk vessels have declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has increased since February 2016 to 1,324 as of March 30, 2017, there can be no assurance that the dry bulk charter market will recover and the market could continue to decline.
Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.
Furthermore, a significant decrease in charter rates would cause asset values to decline, or decline further, and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2016, we recorded impairment losses of $1.0 million in connection with the sale of vessels.
Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	the weather.

Demand for our dry bulk vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Given the large number of new dry bulk vessels currently on order with shipyards, the capacity of the global dry bulk vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.
Factors that influence the supply of vessel capacity include:

•	number of newbuilding orders and deliveries;

•	the number of shipyards and ability of shipyards to deliver vessels;

•	port and canal congestion;

•	scrapping of older vessels;

•	speed of vessel operation;

•	vessel casualties; and

•	number of vessels that are out of service or laid up.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
Global economic conditions may continue to negatively impact the dry bulk shipping industry.
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have led to decreased demand for dry bulk vessels, creating downward pressure on charter rates and vessel values. Any further weakening in global economic conditions may have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•	low charter rates, particularly for vessels employed on short-term time charters or in the spot market;

•	decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;

•	limited financing for vessels;

•	widespread loan covenant defaults; and

•	declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The over-supply of dry bulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our dry bulk vessels profitably.
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2016, newbuilding orders have been placed for approximately 9% of the existing fleet capacity. Until the new supply of vessels is fully absorbed by the market, charter rates may continue to be under pressure in the near to medium term.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. Further, we may employ any additional vessels that we acquire in the spot market.
Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the dry bulk spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. The weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is very volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

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
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of U.S. or other armed forces in Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
We face risks attendant to changes in economic and regulatory conditions around the world.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
For example, the economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ended December 31, 2016, was 6.7%, down from a growth rate of 6.9% for the year ended December 31, 2015, and remaining well below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions.
The United States, the European Union and other parts of the world have likewise experienced relatively slow growth and weak economic trends since 2008. Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. While credit conditions are beginning to stabilize, global financial markets have been, and continue to be, disrupted and volatile. Specifically, concerns persist regarding the debt burden of certain European countries and their ability to meet future financial obligations. Potential adverse developments in the outlook for European countries, or market perceptions concerning these and related issues, could reduce the overall demand for dry bulk cargoes and for our service, which could negatively affect our financial position, results of operations and cash flow.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. The new U.S. president was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States and China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. On January 23, 2017, the U.S. President signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
While global economic conditions have generally improved, renewed adverse and developing economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

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
We may not be able to obtain financing on acceptable terms, which may negatively impact our business.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, increasingly in the Sulu Sea and the Gulf of Guinea, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.
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
From time to time on charterers' instructions, our vessels may call on ports located in countries subject to sanctions and embargoes imposed by the United States government and countries identified by the U.S. government as state sponsors of terrorism, such as Iran, Sudan and Syria. In 2016, none of our vessels had port calls in countries subject to sanctions and embargoes imposed by the U.S. government and countries identified by the U.S. government as state sponsors of terrorism. In 2015, one vessel, chartered-in through a joint venture 50% owned by us, had one port call to Iran transporting non-sanction cargo. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products. In addition, on May 1, 2012, President Obama signed Executive Order 13608 which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions.

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
On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the E.U. announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the E.U. and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA that Iran had satisfied its respective obligations under the JCPOA.
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
A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Most vessels are also required to be drydocked, or inspected by divers, every two to three years for inspection of its underwater parts.
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
Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to E.U. regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, or CAA, the U.S. Clean Water Act, or CWA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO's International Management code for the safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the U.S. Maritime Transportation Security Act of 2002, or MTSA.
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
The operation of our vessels is affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports.
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
The fair market values of dry bulk vessels, including our vessels, have generally experienced high volatility and have recently declined significantly. The fair market value of vessels may continue to fluctuate depending on but not limited to the following factors:

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

During the period a vessel is subject to a charter, we will not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares. During the year ended December 31, 2016, we recorded an impairment loss of $1.0 million related to a sale of one vessel. During the year ended December 31, 2015, we recorded an impairment loss of $148.1 million related to five vessels sold to Ship Finance (defined below) and three newbuilding contracts sold to a third party.

In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, the amount of funds we may draw down under our secured credit facilities may be limited and we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We may require additional capital in the future, which may not be available on favorable terms, or at all.
Depending on many factors, including market developments, our future earnings, value of our assets and expenditures for any new projects, we may need additional funds. We cannot guarantee that we will be able to obtain additional financing at all or on terms acceptable to us. If adequate funds are not available, we may have to reduce expenditures for investments in new and existing projects, which could hinder our growth, prevent us from realizing potential revenues from prior investments and have a negative impact on our cash flows and results of operations.
As of December 31, 2016, we had ten vessels under construction. During the period from January 1, 2017 to the date of this annual report, we took delivery of four vessels. We paid $101.2 million in final installments for these four vessels. As of the date of this annual report and following these deliveries, we have six vessels under construction with expected delivery in 2018. As of the date of this annual report and based on amended terms, our outstanding newbuilding commitment amounts to $183.7 million, subject to the yard's refund bank acknowledging amendments on two of the contracts.
As of December 31, 2016, we had available debt financing of $200.0 million for eight of our ten newbuilding contracts. During the period from January 1, 2017 to the date of this annual report, we took delivery of two of the financed vessels and drew down debt of $50.0 million. Based on the amended terms under our loan agreements (see "Item 5.B-Liquidity and Capital Resources") and draw down on delivered vessels, as of the date of this annual report, the available debt financing for the remaining six vessels is $150.0 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, operating cash flow, proceeds from our private placements in Norway in February 2016 and public equity offering in March 2017 and, if market conditions permit, proceeds from additional debt and equity financing. If such financing is not available when our capital commitments are due, we may be unable to meet such obligations and finance our other and future obligations. If for any reason we fail to take delivery of the newbuilding vessels described above, we would be prevented from realizing potential revenues from these vessels, we may be required to forego already paid deposits on construction and we may incur additional costs and liability to the shipyard under the construction contracts.
We are highly leveraged, which could significantly limit our ability to execute our business strategy and has increased the risk of default under our debt obligations.
As of December 31, 2016, we had $1,063.7 million of outstanding indebtedness under our credit facilities and debt securities. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto to:

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

In addition, our loan agreements, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us, subject to the February 2016 amendments discussed below, to maintain (i) an equity ratio fixing a minimum value of adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, (iii) positive working capital, and (iv) a minimum value, or loan-to-value, covenant, which could require us to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level.
In February 2016, we agreed with our lenders to amend certain of the terms in our senior secured loan agreements. For the period from April 1, 2016 to September 30, 2018, or the Loan Waiver Period, there will be no principal repayments, the minimum value covenant is set at 100% and the market adjusted equity ratio is waived. We have also agreed that for the remaining newbuilding contracts that are to be financed under our $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100%. A cash sweep mechanism has also been put in place whereby we will pay down on the deferred repayment amount under our loan facilities should our cash position improve. Subject to working capital changes in the first quarter of 2017, we expect to prepay the December 31, 2016 deferred repayment balance under our loan facilities of $40.5 million. The margins on our loan facilities are unchanged; however we will pay an increased margin of 4.25% for the deferred amount under our loan facilities. Additionally, our loan facilities contain a minimum ownership provision that requires Hemen Holding Limited, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family, or Hemen, to hold a minimum of 34% of our common shares during the Loan Waiver Period. The amendments to our loan agreements were subject to us raising $200 million in equity, which we completed in February 2016. See “Item 5.B-Liquidity and Capital Resources.”
The market value of dry bulk vessels is likewise sensitive to, among other things, changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with our loan covenants either during or after the Loan Waiver Period. In such a situation, unless our lenders are willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. For instance, during the year ended December 31, 2016, we recorded impairment losses of $1.0 million in connection with the sale of vessels.
If we are not in compliance with our covenants and are not able to obtain covenant waivers or modifications, our lenders could require us to post additional collateral, enhance our equity and liquidity, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet, or they could accelerate our indebtedness, any of which would impair our ability to continue to conduct our business. If our indebtedness is accelerated, we might not be able to refinance our debt or obtain additional financing and could lose our vessels if our lenders foreclose on their liens. In addition, if we find it necessary to sell our vessels at a time when vessel prices are low, we will recognize losses and a reduction in our earnings, which could affect our ability to raise additional capital necessary for us to comply with our loan agreements.
We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than we do. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. As a result, we cannot assure you that we will be successful in finding employment for our newbuilding vessels immediately upon their deliveries to us or whether any such employment will be at profitable rates, nor can we assure you continued timely employment of our existing vessels.
We have significant risks relating to the construction of our newbuilding vessels.
As of the date of this annual report, we have contracts for six newbuilding vessels. Recently, we have agreed to postpone all remaining six newbuilding vessels until the first quarter of 2018, subject to a yard's refund bank's acknowledgment of the amended terms for two of the postponed newbuilding contracts. Vessel construction projects are generally subject to risks of delay or cost overruns that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, unanticipated cost increases between order and delivery, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant cost overruns or delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the outstanding debt.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.
When we enter into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. Eight of our vessels are currently on a fixed rate time charters expiring between September 2017 and December 2021. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
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
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. Furthermore, historically interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would have an adverse effect on our profitability, earnings and cash flow.
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
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen and certain of its affiliates, may be deemed to beneficially own approximately 42.2% of our issued and outstanding shares.
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
To the extent that we do business with or compete with other Hemen Related Companies for business opportunities, prospects or financial resources, or participate in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third-parties.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.
We have entered into various contracts, including charter parties with our customers, loan agreements with our lenders, and vessel management, pooling arrangements, newbuilding contracts and other agreements with other entities, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
We are dependent on the success and profitability of the pools in which our vessels operate.
We are party to the pooling arrangement through Capesize Chartering Ltd, and may be in the future party to other pooling arrangements, pursuant to which the profitability of our vessels operating in these vessel pools is dependent upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. As of the date of this annual report, 20 of our vessels operate in pools. If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or our profitability or dilute our interest in the pool's profits.
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
Subject to the covenants in our credit facilities, our long term intention is to renew and grow our fleet through selective acquisitions of dry bulk tonnage. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future and successfully employ our vessels. As of December 31, 2016, we had ten vessels under construction. During the period from January 1, 2017 to the date of this annual report, we took delivery of four vessels. As of the date of this annual report and following these deliveries, we have six vessels under construction with expected delivery in 2018. Further, we have recently entered into agreements, subject to definitive documentation and other customary closing conditions, to acquire additional 16 dry bulk vessels.
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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our dry bulk vessel fleet is approximately four years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement at the end of a vessel's useful life, our revenue will decline, which could adversely affect our business, results of operations and financial condition.
If we do not set aside funds and are unable to borrow or raise funds for vessel replacement, we will be unable to replace the vessels in our fleet upon the expiration of their remaining useful lives. Our cash flows and income are dependent on the revenues earned by the chartering of our vessels. If we are unable to replace the vessels in our fleet upon the expiration of their useful lives, our business, results of operations and financial condition could be adversely affected. Any funds set aside for vessel replacement will not be available for cash distributions.
The operation of dry bulk vessels involves certain unique operational risks.
The operation of dry bulk vessels has certain unique operational risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk vessel. Dry bulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach to the sea. Hull breaches in dry bulk vessels may lead to the flooding of their holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the dry bulk vessel's bulkheads leading to the loss of the dry bulk vessel.

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
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Despite lower fuel oil prices in 2016 and the beginning of 2017, fuel may become much more expensive in the future.
Our results of operations are subject to seasonal fluctuations, which may adversely affect our financial condition.

We operate our dry bulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charterhire rates. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.

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

Eight of our vessels are currently on a fixed rate time charters expiring between September 2017 and December 2021. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

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
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or U.S Foreign Corrupt Practices Act, and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations. Pursuant to the loan agreements we expect to enter into, our wholly-owned non-recourse subsidiary which indirectly will own the vessels acquired in the Quintana Acquisition (defined below) will be prohibited from paying dividends to us, without prior consent from the lenders.
Our acquisition of vessels from Quintana and Hemen is conditioned upon satisfaction of a number of conditions that are beyond our control; and as such the acquisition may not be consummated and we will incur transaction costs regardless of whether the acquisition is consummated, which could negatively affect our business, results of operation and financial condition.
On March 14, 2017, we entered into memoranda of agreement with Quintana Shipping Ltd., or Quintana, to acquire fourteen vessels, which we refer to as the Quintana Acquisition, and two vessels from Hemen, which we refer to as the Hemen Acquisition. The acquisition of vessels from Quintana and Hemen is conditional upon satisfaction of certain conditions, the satisfaction of which is beyond our control. If the acquisition is not consummated, transaction costs, including costs of advisors and the use of key management personnel's time and attention, will have been incurred without the expected benefits and at the expense of other business opportunities.
In addition, there will be no realization of any of the expected benefits of having completed the acquisition and failure to complete the transaction could result in a decline of our market share price.
If any of the above risks materialize, it could negatively affect our business, results of operation and financial condition.

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
Because we are a Bermuda corporation, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.
Because we are a Bermuda company, the rights of holders of our common shares will be governed by Bermuda law and our memorandum of association and bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders in other jurisdictions, including with respect to, among other things, rights related to interested directors, amalgamations, mergers and acquisitions, takeovers, the exculpation and indemnification of directors and shareholder lawsuits.
Among these differences is a Bermuda law provision that permits a company to exempt a director from liability for any negligence, default, or breach of a fiduciary duty except for liability resulting directly from that director’s fraud or dishonesty.  Our bye-laws provide that no director or officer shall be liable to us or our shareholders unless the director’s or officer’s liability results from that person’s fraud or dishonesty. Our bye-laws also require us to indemnify a director or officer against any losses incurred by that director or officer resulting from their negligence or breach of duty, except where such losses are the result of fraud or dishonesty.  Accordingly, we carry directors’ and officers’ insurance to protect against such a risk.
In addition, under Bermuda law, the directors of a Bermuda company owe their duties to that company and not to the shareholders. Bermuda law does not, generally, permit shareholders of a Bermuda company to bring an action for a wrongdoing against the company or its directors, but rather the company itself is generally the proper plaintiff in an action against the directors for a breach of their fiduciary duties. Moreover, class actions and derivative actions are generally not available to shareholders under Bermuda law. These provisions of Bermuda law and our bye-laws, as well as other provisions not discussed here, may differ from the law of jurisdictions with which shareholders may be more familiar and may substantially limit or prohibit a shareholder's ability to bring suit against our directors or in the name of the company. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong to the company where the act complained of is alleged to be beyond the corporate power of the company or illegal, or would result in the violation of the company’s memorandum of association or bye-laws. Furthermore, consideration would be given by a Bermuda court to acts that are alleged to constitute a fraud against minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company’s shareholders than that which actually approved it. However, generally a derivative action will not be permitted where there is an alternative action available that would provide an adequate remedy. Any property or damages recovered by derivative action go to the company, not to the plaintiff shareholders. When the affairs of a company are being conducted in a manner which is oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Supreme Court of Bermuda, which may make such order as it sees fit, including an order regulating the conduct of the company’s affairs in the future or ordering the purchase of the shares of any shareholders by other shareholders or by the company or that the company be wound up.
It is also worth noting that under Bermuda law, our directors and officers are required to disclose to our board any interests they have in any material contract entered into by our company or any of its subsidiaries. Our directors and officers are also required to disclose their material interests in any corporation or other entity which is party to a material contract with our company or any of its subsidiaries. A director who has disclosed his or her interests in accordance with Bermuda law may participate in any meeting of our board, and may vote on the approval of a material contract, notwithstanding that he or she has an interest.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2016 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on December 31, 2017. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". Beginning on April 7, 2015, our shares traded on the Oslo Stock Exchange, or the OSE, under the ticker code “GOGL”. We cannot assure you that an active and liquid public market for our common shares will continue. The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. If the volatility in the broad stock market worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

Future issuance of shares or other securities may dilute the holdings of shareholders and could materially affect the price of our common shares.
It is possible that we may in the future decide to offer additional shares or other securities in order to secure financing for new projects, in connection with unanticipated liabilities or expenses or for any other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our common shares, as well as our earnings per share and our net asset value per share, and any offering by us could have a material adverse effect on the market price of our common shares.
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
We are subject to certain anti-takeover provisions in our constitutional documents.
Several provisions of our bye-laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions could also discourage, delay or prevent the merger, amalgamation or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider to be in its best interests. For more detailed information, please see “Item 10. Additional Information-B. Memorandum and Articles of Association.”
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
On February 18, 2016, we received notice from the NASDAQ Global Select Market that the minimum bid price for our common shares was below $1.00 per share for a period of thirty consecutive business days, and that we therefore did not meet the minimum bid price requirement for the NASDAQ Global Select Market. In August 2016, we regained compliance with the minimum bid price requirement prior to the end of the 180 day cure period.
There can be no assurance that we will remain in compliance with the minimum bid price requirement or the other NASDAQ listing qualification rules, or that our common shares will not be delisted. A delisting of our common shares could have an adverse effect on the market price, and the efficiency of the trading market for, our common shares, and may constitute an event of default under our debt agreements.
ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

History

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Kamsarmax, Panamax and Supramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs, and gradually over the years through vessel disposals, acquisitions and corporate transactions have become an owner and operator of a dry bulk vessel fleet.

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981.

In October 2014, we changed our name to Knightsbridge Shipping Limited.
On October 7, 2014, we and the Former Golden Ocean entered into the Merger Agreement. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws. Following the completion of the Merger on March 31, 2015, we changed our name to Golden Ocean Group Limited.
For a description of our recent equity issuances, please see "Item 5.B-Liquidity and Capital Resources-Equity Issuances."
Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and Oslo Stock Exchange under the ticker code "GOGL".

Our Acquisitions, Disposals and Newbuildings

In February 1997, we completed our initial public offering, which resulted in $317.2 million net proceeds. We used these proceeds and bank debt to fund the acquisition of our initial fleet of five VLCCs, which we sold between 2007 and 2013. During 2009, we took delivery of two Capesize vessels (Battersea and Belgravia) in accordance with newbuilding contracts entered into at an earlier stage. During 2010, we bought two Capesize vessels (Golden Future and Golden Zhejiang) from the Former Golden Ocean.

In March 2013, we entered into two newbuilding contracts for two Capesize vessels (Golden Fulham and Golden Finsbury). In November 2013, we entered into newbuilding contracts for two additional Capesize vessels (Golden Barnet and Golden Bexley).

In April 2014, we acquired five special purpose companies, or SPCs, from Frontline 2012 Ltd, or Frontline 2012, each owning a Capesize newbuilding contract. The vessels were delivered to us by the yards during 2014 (KSL Seattle, KSL Sapporo, KSL Singapore, KSL Sydney and KSL Salvador). In addition, one of our subsidiaries acquired a Capesize vessel (Bulk China renamed to KSL China), from Karpasia Shipping Inc., or Karpasia, a wholly-owned subsidiary of Hemen.

In April 2014, we also agreed to acquire twenty-five additional SPCs from Frontline 2012, twenty-three of which were parties to Capesizes newbuilding contracts and two of which were parties to Newcastelmaxes newbuilding contracts. In September 2014, we completed the first stage of this transaction and issued share capital to Frontline 2012 in exchange for eleven SPCs, each with a Capesize newbuilding contract, and two SPCs, each with a Newcastlemax newbuilding contract. Three of the eleven Capesize newbuildings were delivered to us during 2014 (KSL Santiago, KSL Santos and KSL San Francisco).

In January 2015, we took delivery of four Capesize vessels (KSL Seoul, Golden Kathrine, KSL Sakura and KSL Seville).

In March 2015, we completed the second stage of the SPC acquisition from Frontline 2012, and issued share capital in exchange for twelve SPCs, assuming newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million. No other working capital balances were acquired.

In March 2015, we took delivery of the KSL Stockholm, a Capesize vessel.

As of March 31, 2015, and prior to the Merger with the former Golden Ocean, we owned eighteen Capesize vessels and twenty-one newbuilding contracts for construction of nineteen Capesizes and two Newcastelmaxes.

After the completion of the Merger, on March 31, 2015, we acquired seven Capesize vessels (Channel Navigator, Channel Alliance, Golden Feng, Golden Shui, Golden Magnum, Golden Beijing and Golden Zhoushan), ten Ice-class Panamax vessels (Golden Saguenay, Golden Opportunity, Golden Ice, Golden Strength, Golden Suek, Golden Bull, Golden Brilliant, Golden Pear, Golden Diamond and Golden Ruby), eight Kamsarmax vessels (Golden Eminence, Golden Empress, Golden Endeavour, Golden Endurer, Golden Enterprise, Golden Rose, Golden Daisy and Golden Ginger), four Supramax vessels (Golden Cecilie, Golden Cathrine, Golden Aries and Golden Gemini) and three newbuilding contracts for construction of four respective Supramax vessels (Golden Taurus, Golden Leo, Golden Virgo and Golden Libra). We further acquired a Panamax vessel (Golden Lydernhon) and a Kamsarmax vessel (Golden Eclipse), both owned under a respective capital lease.

In April 2015, we sold two Capesize vessels (Channel Alliance and Channel Navigator) to an unrelated third party. The vessels were delivered to the buyers in the second quarter of 2015.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels (Front Atlantic, Front Baltic, Front Caribbean, and Front Mediterranean). Upon completion of the construction of the vessels and delivery of them from the yards, the vessels were delivered to the buyer and three of the four vessels were chartered in for periods between six and twelve months following delivery. At the date of this report all three vessels have been redelivered to their owners.

In April 2015, we also agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. The vessels were delivered to Ship Finance in the third quarter of 2015 and were chartered in for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years.

In May 2015, we took delivery of the Golden Taurus, a Supramax vessel.

In June 2015, we took delivery of the Golden Aso and Golden Finsbury, both Capesize vessels.

In August 2015, we took delivery of, and simultaneously sold, the Front Atlantic, a Capesize vessel. We chartered the vessel in for a period of twelve months.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd in China, or New Times Shipbuilding, to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015.

In November 2015, we took delivery of, and simultaneously sold, the Front Baltic, a Capesize vessel. We chartered the vessel in for a period of twelve months.

In January 2016, we took delivery of the Golden Barnet and the Golden Bexley, two Capesize vessels and the Golden Scape and the Golden Swift, two Newcastlemax vessels.

In February 2016, we took delivery of, and simultaneously sold, the Front Caribbean, a Capesize vessel. We chartered the vessel in for a period of six months.

In May 2016, we took delivery of the Golden Fulham, a Capesize vessel.

Also, in May 2016, the owner of Golden Lyderhorn, a Panamax vessel held under a capital lease, notified us that they intended to exercise their option to sell the vessel for a net price of $9.5 million with expected delivery in August 2016. We entered into an agreement to sell the vessel at the time of its re-delivery to an unrelated third party for net proceeds of $3.5 million. The vessel was delivered to the new owner on August 22, 2016.

In August 2016, we took delivery of the Golden Leo, a Supramax vessel.

In October 2016, we took delivery of, and simultaneously sold, the Front Mediterranean, a Capesize vessel.

As of December 31, 2016, we owned two Newcastlemaxes, twenty Capesizes, eight Kamsarmaxes, ten Ice-class Panamaxes and six Supramaxes. We also had ten newbuilding contracts for the construction of eight Capesizes and two Supramaxes.

Subsequent Developments
In January 2017, we took delivery of the Golden Virgo and the Golden Libra, two Supramax vessels.
In February 2017, we took delivery of the Golden Surabaya and the Golden Savannah, two Capesize vessels.
On March 14, 2017, we entered into the Quintana Acquisition to acquire fourteen vessels. The vessels will be owned by our newly-established wholly-owned non-recourse subsidiary. The closing of our acquisition of the vessels is subject to customary conditions to closing and entry into final binding loan agreements substantially in accordance with the binding term sheets we have entered into. We have also agreed, subject to definitive documentation and other customary closing conditions, to acquire two 2017 ice class Panamax vessels from affiliates of Hemen. These vessels will be owned through our separate newly-established wholly-owned non-recourse subsidiary that does not also own the vessels acquired in the Quintana Acquisition. See "Item 5.B-Liquidity and Capital Resources-Vessel Transactions" for more information.
B.  BUSINESS OVERVIEW

Our Reporting Segment

We own and operate a fleet of dry bulk vessels, comprising of Newcastlemaxes, Capesizes, Kamsarmaxes, Panamaxes and Supramaxes. We operated in two segments from 2009 through 2012; the tanker and dry bulk vessel segments as an international provider of seaborne transportation of crude oil and dry bulk cargoes. Since January 1, 2013, following the completion of the sale of three VLCCs during 2012 and the classification of the forth VLCC as "held for sale" as at December 31, 2012 , we only operate in the dry bulk vessel segment.

Our vessels operate worldwide and as a result, our management does not, and did not, evaluate performance by geographical region because this information is not meaningful.

Our Business Strategy

Our business strategy is to operate a diversified fleet of dry bulk vessels with flexibility to adjust our exposure to the dry bulk market depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk capacity. We may adjust our exposure through time charters, voyage charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to renew and grow our fleet through selective acquisitions, however, the amended terms of our loan agreements (see "Item 5.B-Liquidity and Capital Resources") require us to obtain our lenders permission to do so until September 30, 2018.

Our credit facilities currently restrict us from paying dividends until after September 30, 2018. Thereafter, the amount and timing of any dividend distributions in the future will depend, among other things, on our compliance with covenants in our credit facilities, earnings, financial condition, cash position, Bermuda law affecting the dividend distributions, restrictions in our financing agreements and other factors. In addition, the declaration and payment of dividend distributions is subject at all times to the discretion of our Board. For more information about the amended terms of our loan agreements see "Item 5.B-Liquidity and Capital Resources".

Capesize Chartering Ltd

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or CCL. The purpose of the new company is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability through the joint marketing opportunity, with the overall aim of enhancing economic efficiencies. CCL commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved. Following the completion of the Merger, our participating Capesize dry bulk vessels that trade on the spot market are marketed by the joint venture.

In January 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in CCL to the remaining four joint venture partners. At the same time, we entered into a revenue sharing agreement for Capesize dry bulk vessels with Bocimar International NV, C Transport Holding Ltd. and Star Bulk Carriers Corp. and we agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. The revenue sharing agreement applies to 65 modern Capesize dry bulk vessels across the joint venture partners and is being managed from our offices in Singapore and Bocimar’s offices in Antwerp.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through our subsidiary incorporated in Bermuda, Golden Ocean Group Management (Bermuda) Ltd, who in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Management Asia Pte Ltd, subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. Our principal commercial officer is employed by Golden Ocean Management Asia Pte Ltd. The Board defines the scope and terms of the services to be provided, including day-to-day operations, by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Until March 31, 2015, we were provided with general administrative services by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline. Pursuant to the terms of the Amended General Management Agreement effective April 2, 2010, the General Manager was entitled to a management fee of $2.3 million per annum from January 1, 2010, which was subject to annual adjustments, plus a commission of 1.25% on gross freight revenues from our vessels, 1% of proceeds on the sale of any of our vessels, and 1% of the cost of the purchase of our vessels. The Amended General Management Agreement was terminated on March 31, 2015.

Technical Supervision Services

Since April 1, 2015, we receive technical supervision services from Frontline Management (Bermuda) Limited, or Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives a management fee of $31,875 (2015: $33,000) per vessel per year. This fee is subject to annual review. Frontline Management is also our newbuilding supervision and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

Seasonality

The dry bulk trade has a history of tracking seasonal demand fluctuations, but the industry appears to have become less dependent on such fluctuations as a result of the increased transportation of certain dry bulk commodities. In the last few years, adverse weather conditions in the Southern Hemisphere, which often occur during the first quarter, have had a negative impact on iron ore and coal exports from Australia and iron ore exports from Brazil.

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

Customers

For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amounts of $34.5 million and $27.1 million, respectively.

For the year ended December 31, 2015, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $28.0 million.

For the year ended December 31, 2014, three customers each accounted for 10 percent or more of our consolidated revenues in the amounts of $8.2 million, $8.0 million and $7.9 million, respectively.

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

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships.  The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage as from time to time amended, and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the International Convention for the Prevention of Pollution from Ships, as from time to time amended and generally referred to as MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI relates to air emissions.

The operation of our vessels is also affected by the requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union, or E.U., ports.

United States

The United States Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all "owners and operators" whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the United States territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances other than oil, except in limited circumstances, whether on land or at sea.  OPA and CERCLA both define

"owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel.  Accordingly, both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. OPA limits the liability of responsible parties and with respect to tankers over 3,000 gross tons, other than single-hull tank vessels, it is the greater of $2,200 per gross ton or $18,796,800, and the greater of $1,100 per gross ton or $939,800 for any non-tank vessel, including any edible oil tank, and any oil spill response, vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable United States federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct.  The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard, USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels required to have one.

Other United States Environmental Initiatives

The United States Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many states in United States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law.

The United States Environmental Protection Agency, EPA, and USCG have enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or otherwise restrict our vessels from entering United States waters.

The EPA regulates the discharge of ballast and bilge water and other substances in United States waters under the CWA. The EPA regulations require vessels 79 feet in length or longer (other than commercial fishing vessels and recreational vessels) comply with a permit that regulates ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. For a new vessel delivered to an owner or operator after September 19, 2009 to be covered by the VGP, the owner must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. In March 2013, the EPA re-issued the VGP for another five years, and the new VGP took effect in December 2013. The 2013 VGP focuses on authorizing discharges incidental to operations of commercial vessels and the 2013 VGP contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in United States waters, more stringent requirements for exhaust gas scrubbers and the use of environmentally acceptable lubricants.

We have submitted NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.

USCG regulations adopted and proposed for adoption under the United States National Invasive Species Act, or the NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in United States waters, which require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, or otherwise restrict our vessels from entering United States waters. The USCG must approve any technology before it is placed on a vessel, but has not yet approved the technology necessary for vessels to meet the foregoing standards.

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

It should also be noted that in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. It presently remains unclear how the ballast water requirements set forth by the EPA, the USCG, and IMO BWM Convention (discussed below), some of which are in effect and some which are pending, will co-exist.

In addition, at the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention enters into force 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping. On September 8, 2016, this threshold was met (with 52 contracting parties making up 35.14%). Thus, the BWM Convention will enter into force on September 8, 2017. Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. At the IMO’s Marine Environmental Protection Committee, or MEPC’s, 70th Session in October 2016, MEPC adopted updated “guidelines for approval of ballast water management systems (G8).” G8 updates previous guidelines concerning procedures to approve BWMS. Upon entry into force of the BWM Convention, mid-ocean ballast water exchange would become mandatory for our vessels. When mid-ocean ballast exchange or ballast water treatment requirements become mandatory, the cost of compliance for ocean carriers could be significant and the costs of ballast water treatments may be material. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The United States, for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on our operations.

The United States Clean Air Act, or the CAA, including its amendments of 1977 and 1990, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in each State.

Compliance with future EPA and the USCG regulations could require the installation of certain engineering equipment and water treatment systems to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, or may otherwise restrict our vessels from entering United States waters.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. As of January 1, 2013, ships were required to comply with new MEPC mandatory requirements to address greenhouse gas emissions from ships. As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. It makes the limits of the Energy Efficiency Design Index, or EEDI, apply to new ships, and all ships must develop and implement Ship Energy Efficiency Management Plans, or SEEMPs.

For 2020, the E.U. made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The E.U. also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at E.U. ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA has received petitions from the California Attorney General and environmental groups to regulate greenhouse gas emissions from ocean-going vessels. The EPA enforces both the CAA and the international standards found in Annex VI of MARPOL concerning marine diesel emissions, and the sulphur content found in marine fuel. Furthermore, in the United States individual states can also enact environmental regulations.  For example, California has introduced caps for greenhouse gas emission and, in the end of 2016, signaled it might take additional actions regarding climate change.

Any passage of climate control legislation or other regulatory initiatives by the IMO, E.U., the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time.

International Labour Organization

The International Labour Organization, or ILO, is a specialized agency of the UN with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labour Convention 2006, or MLC 2006. A Maritime Labour Certificate and a Declaration of Maritime Labour Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. The MLC 2006 entered into force on August 20, 2013. Amendments to MLC 2006 were adopted in 2014 and 2016. The MLC 2006 could require us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the United States Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. The regulations also impose requirements on certain ports and facilities, some of which are regulated by the EPA.

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

After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in SOLAS:

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

The USCG regulations, intended to align with international maritime security standards, exempt from the MTSA vessel security measures non- United States vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with SOLAS security requirements and the ISPS Code. We believe that our fleet is currently in compliance with applicable security requirements.

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

Frontline, who provides technical supervision services to us, is responsible for arranging the insurance of our vessels in line with standard industry practice. In accordance with that practice, we maintain marine hull and machinery and war risks insurance, which include the risk of actual or constructive total loss, and protection and indemnity insurance with mutual assurance associations. We carry insurance covering the loss of hire resulting from marine casualties or hull and marine particular damages on our vessels. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1.0 billion per vessel per occurrence. Protection and indemnity associations are mutual marine indemnity associations formed by shipowners to provide protection from large financial loss to one member by contribution towards that loss by all members.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet of vessels and newbuildings as of December 31, 2016:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax - Owned
Golden Scape	2016	211,112	HK	Spot market
Golden Swift	2016	211,112	HK	Spot market

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market with RSA [4]
Golden Shui	2009	169,333	MI	Spot market with RSA [4]
KSL Salvador	2014	180,958	HK	Index linked time charter plus premium
KSL San Francisco	2014	181,066	HK	Index linked time charter plus premium
KSL Santiago	2014	181,020	HK	Index linked time charter plus premium
KSL Santos	2014	181,055	HK	Spot market with RSA [4]
KSL Sapporo	2014	180,960	HK	Spot market with RSA [4]
KSL Seattle	2014	181,015	HK	Index linked time charter plus premium
KSL Singapore	2014	181,062	HK	Index linked time charter plus premium
KSL Sydney	2014	181,000	HK	Index linked time charter plus premium
KSL Sakura	2015	181,062	HK	Index linked time charter plus premium

Golden Kathrine	2015	182,486	HK	Spot market with RSA [4]
KSL Seoul	2015	181,010	HK	Index linked time charter plus premium
KSL Seville	2015	181,062	HK	Index linked time charter plus premium
KSL Stockholm	2015	181,055	HK	Index linked time charter plus premium
Golden Aso	2015	182,472	HK	Spot market with RSA [4]
Golden Finsbury	2015	182,418	HK	Spot market with RSA [4]
Golden Barnet	2016	180,355	HK	Spot market with RSA [4]
Golden Bexley	2016	180,209	HK	Spot market with RSA [4]
Golden Fulham	2016	182,000	HK	Spot market with RSA [4]

Capesize - Operating Lease - Related Party, Ship Finance
Battersea	2009	169,500	MI	Spot market with RSA [4]
Belgravia	2009	169,500	MI	Spot market with RSA [4]
Golden Future	2010	176,000	HK	Spot market with RSA [4]
Golden Zhejiang	2010	176,000	HK	Spot market with RSA [4]
KSL China	2013	179,000	MI	Spot market with RSA [4]
Golden Magnum	2009	179,788	HK	Spot market with RSA [4]
Golden Beijing	2010	176,000	HK	Spot market
Golden Zhoushan	2011	175,834	HK	Spot market with RSA [4]

Capesize - Owned - Joint Venture
Golden Opus [1]	2010	180,716	HK	Spot market with RSA [4]

Capesize - Owned - Newbuilding under construction
Golden Surabaya[2]	2017	181,046	HK	n/a
Golden Cirrus	2018	180,000	n/a	n/a
Golden Savannah [2]	2017	181,044	HK	n/a
Golden Arcus	2018	180,000	n/a	n/a
Golden Cumulus	2018	180,000	n/a	n/a
Golden Incus [5]	2018	180,000	n/a	n/a
Golden Calvus [5]	2018	180,000	n/a	n/a
Golden Nimbus	2018	180,000	n/a	n/a

Ice class Panamax - Owned
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,500	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Suek	2011	74,849	HK	Time charter (expires 2017)
Golden Bull	2012	75,000	HK	Time charter (expires 2017)
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,500	HK	Spot market
Golden Pearl	2013	74,186	HK	Spot market
Golden Ruby	2014	74,052	HK	Spot market

Kamsarmax - Owned
Golden Eminence	2010	79,463	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires 2021)
Golden Endeavour	2010	79,454	HK	Time charter (expires 2020)
Golden Endurer	2011	79,474	HK	Time charter (expires 2020)

Golden Enterprise	2011	79,463	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market

Kamsarmax - Capital Lease, Third party
Golden Eclipse [3]	2010	79,600	HK	Time charter (expires 2020)

Supramax - Owned
Golden Aries	2015	63,605	HK	Spot market
Golden Cecilie	2015	60,263	HK	Spot market
Golden Cathrine	2015	60,000	HK	Spot market
Golden Gemini	2015	63,605	HK	Spot market
Golden Taurus	2015	64,000	HK	Spot market
Golden Leo	2016	63,250	HK	Spot market

Supramax - Operating Lease, Third party
Golden Hawk	2015	58,000	PAN	Spot market

Supramax - Newbuildings under construction
Golden Libra[2]	2016	63,800	HK	n/a
Golden Virgo[2]	2016	63,800	HK	n/a

1.Owned through a joint venture with ST Shipping and Transportation Pte Ltd.
2.Delivered in 2017.
3.Chartered in on bareboat terms expiring in February 2020 and is recorded as a vessel under capital lease.
4.RSA: Revenue sharing agreement, CCL.
5.Expected delivery in 2018, subject to yard’s refund bank’s acknowledgment of amended terms of the newbuilding contracts.

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama, MT - Malta.

Other than our interests in the vessels and newbuildings described above, we do not own or lease any other material physical properties, except for the lease for office space in Oslo from Seatankers Management Norway AS, a related party, at market rates.

On March 14, 2017, we entered into the Quintana Acquisition to acquire fourteen vessels, as described under "Item 5.B-Liquidity and Capital Resources-Vessel Transactions". Following the closing of our acquisition of the vessels that is subject to customary conditions to closing and entry into final binding loan agreements substantially in accordance with the binding term sheets we have entered into, we will acquire:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax
Q Gayle	2011	206,565	MI	Time charter
Capesize
Q Houston	2014	181,214	MI	Time charter
Q Kaki	2014	180,560	MI	Index linked time charter
Q Amreen	2015	179,337	MI	Time charter
Q Anastasia	2014	179,189	MI	Time charter
Q Myrtalia	2011	177,979	MI	Time charter
Post Panamax
Q Deb	2014	84,970	MI	Index linked time charter
Q Sue	2013	83,789	MI	Index linked time charter
Q Kennedy	2015	83,789	MI	Time charter
Kamsarmax
Q Jake	2011	82,188	MI	Spot market
Q Arion	2011	82,188	MI	Index linked time charter
Q Ioanari	2011	81,827	MI	Index linked time charter
Q Keen	2012	81,586	MI	Index linked time charter
Panamax
Q Shea	2007	76,937	MI	Index linked time charter

On March 14, 2017, we entered into the Hemen Acquisition to acquire two 2017 ice class Panamax vessels, as described under "Item 5.B-Liquidity and Capital Resources-Vessel Transactions". Subject to definitive documentation and other customary closing conditions we will acquire:

Vessel	Built	DWT	Flag	Type of Employment
Ice class Panamax
Sea Amber	2017	74,500	MT	Spot
Sea Opal	2017	74,500	n/a	n/a

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3-Selected Financial Data", "Item 4-Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2016, we owned forty-six dry bulk vessels and had construction contracts for ten newbuildings. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from a third party and one chartered in on a capital lease from a third party) and one vessel indirectly owned through a 50% joint venture. Each vessel is (or, in the case of newbuildings, expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Six of our vessels are chartered-out on fixed rate time charters, ten of our vessels are chartered out on index linked rate time charters and the remaining forty-one vessels operate in the spot market, of which eighteen Capesize vessels participate in the revenue sharing agreement operated by Capesize Chartering Ltd, in which we have a 25% controlling interest.

Fleet Changes

Refer to "Item 4-Information on the Company-A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels. A summary of the changes in the vessels that we own and chartered in under long term operating and capital leases for the years ended December 31, 2016, 2015 and 2014 is summarized below.

	2016		2015		2014
Newcastlemax
At start of period	—		—		—
Acquisitions and newbuilding deliveries	2	m	—		—
At end of period	2		—		—
Capesize
At start of period	28		13		4
Acquired as a result of the Merger	—		7	b	—
Acquisitions and newbuilding deliveries	5	n	9	c	9	a
Disposals	(2)	o	(12)	d	—
Chartered in/owned by joint venture	(2)	p	11	e	—
At end of period	29		28		13
Ice class Panamax and Panamax
At start of period	11		—		—
Acquired as a result of the Merger	—		10	f	—
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
Chartered in	(1)	q	1	g	—
At end of period	10		11		—
Kamsarmax
At start of period	9		—		—
Acquired as a result of the Merger	—		8	h	—
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
Chartered in	—		1	i	—
At end of period	9		9		—
Supramax
At start of period	6		—		—
Acquired as a result of the Merger	—		4	j	—
Acquisitions and newbuilding deliveries	1	r	1	k	—
Disposals	—		—		—
Chartered in	—		1	l	—
At end of period	7		6		—
Total
At start of period	54		13		4
Acquired as a result of the Merger	—		29		—
Acquisitions and newbuilding deliveries	8		10		9
Disposals	(2)		(12)		—
Chartered in/owned by joint venture	(3)		14		—
	57		54		13

a.
(i) Delivery of five newbuildings (KSL Seattle, KSL Sapporo, KSL Singapore, KSL Sydney and KSL Salvador) purchased in April 2014 from Frontline 2012, (ii) Delivery of a vessel (KSL China) purchased from Karpasia and (iii) Delivery of three newbuildings (KSL Santiago, KSL Santos and KSL San Francisco) purchased in April 2014 from Frontline 2012.

b.	Seven vessels acquired upon the completion of the Merger (Channel Navigator, Channel Alliance, Golden Feng, Golden Shui, Golden Magnum, Golden Beijing and Golden Zhoushan).

c.
(i) Delivery of six newbuildings (KSL Seoul, Golden Kathrine, KSL Sakura, KSL Seville, KSL Stockholm and Golden Aso) purchased in September 2014 from Frontline 2012, (ii) Delivery of one newbuilding (Golden Finsbury) contracted for construction in March 2013 and (iii) Delivery of two newbuildings (Front Atlantic and Front Baltic) purchased in March 2015 from Frontline 2012.

d.
(ii) Disposal of two vessels upon delivery from the yard (Front Atlantic and Front Baltic), (ii) Disposal of two vessels acquired upon the completion of the Merger (Channel Alliance and Channel Navigator) and (iii) Disposal of eight vessels to Ship Finance (Four owned at January 1, 2013: Battersea, Belgravia, Golden Future and Golden Zhejiang, one purchased in 2015: KSL China and three acquired upon the completion of the Merger: Golden Magnum, Golden Beijing and Golden Zhoushan).

e.
(i) One vessel owned through a joint venture (Golden Opus) acquired upon the completion of the Merger, (ii) Eight vessels chartered in on long term operating leases from Ship Finance (Battersea, Belgravia, Golden Future, Golden Zhejiang, KSL China, Golden Magnum, Golden Beijing and Golden Zhoushan) and (iii) Two vessels chartered in on long term operating leases from a third party (Front Atlantic and Front Baltic).

f.
Ten vessels acquired upon the completion of the Merger (Golden Saguenay, Golden Opportunity, Golden Ice, Golden Strength, Golden Suek, Golden Bull, Golden Brilliant, Golden Pear, Golden Diamond and Golden Ruby).

g.	One vessel under a capital lease (Golden Lydernhon) acquired upon the completion of the Merger.

h.	Eight vessels acquired upon the completion of the Merger (Golden Eminence, Golden Empress, Golden Endeavour, Golden Endurer, Golden Enterprise, Golden Rose, Golden Daisy and Golden Ginger).

i.	One vessel under a capital lease (Golden Eclipse) acquired upon the completion of the Merger.

j.	Four vessels acquired upon the completion of the Merger (Golden Cecilie, Golden Cathrine, Golden Aries and Golden Gemini).

k.	Delivery of one newbuilding (Golden Taurus) acquired upon the completion of the Merger.

l.	One vessel under a long term operating lease (Golden Hawk) acquired upon the completion of the Merger.

m.	Delivery of two newbuildings (Golden Scape and Golden Swift) purchased in September 2014 from Frontline 2012.

n.
(ii) Delivery of two newbuilding (Golden Barnet and Golden Bexley) contracted for construction in November 2013, (ii) Delivery of one newbuilding (Golden Fulham) contracted for construction in March 2013 and (iii) Delivery of two newbuildings (Front Caribbean and Front Mediterranean) purchased in March 2015 from Frontline 2012.

o.	Disposal of two vessels upon delivery from the yard (Front Caribbean and Front Mediterranean).

p.	Redelivery of two vessels chartered in on long term operating leases to their owners (Front Atlantic and Front Baltic).

q.	Disposal of one vessel under a capital lease (Golden Lydernhon) acquired upon the completion of the Merger.

r.	Delivery of one newbuilding (Golden Leo) acquired upon the completion of the Merger.

Summary of Fleet Employment

As discussed below, as at December 31, 2016, our vessels are operated under time charters and voyage charters.

A time charter agreement is a contract entered into by an owner and a charterer whereby the charterer is entitled to the use of a vessel for a specific period of time for a specified daily fixed on index-linked rate of hire. Under a time charter agreement, voyage costs, such as bunker fuel and port charges, are borne and paid by the charterer. In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the BDI. These rates are based on actual charter hire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

A voyage or spot charter agreement is a contract entered into by an owner and a charterer whereby a charterer is entitled to the use of a vessel to transport commodities between specified geographical locations at a specified freight rate per ton. Under voyage charter agreements, voyage costs are borne and paid by the owner. In the voyage charter market, rates are also influenced by cargo size, commodity, port dues and canal transit fees, as well as delivery and redelivery regions. In general, a larger cargo size is quoted at a lower rate per ton than a smaller cargo size. Routes with costly ports or canals generally command higher rates than routes with low port dues and no canals to transit. Voyages with a load port within a region that includes ports where vessels usually discharge cargo or a discharge port within a region with ports where vessels load cargo are generally quoted at lower rates, because such voyages generally increase vessel utilization by reducing the unloaded portion (or ballast leg) that is included in the calculation of the return charter to a loading area.

	As of December 31,
	2016		2015		2014
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	2	100%	—	—%	—	—%
Spot with RSA	—	—%	—	—%	—	—%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	2	100%	—	—%	—	—%
Capesize
Spot	1	—%	20	70%	10	80%
Spot with RSA	18	60%	—	—%	—	—%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	10	30%	8	30%	3	20%
	29	90%	28	100%	13	100%
Ice class Panamax and Panamax
Spot	8	80%	9	80%	—	—%
Spot with RSA		—%	—	—%	—	—%
Time charter	2	20%	2	20%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	10	100%	11	100%	—	—%
Kamsarmax
Spot	5	60%	5	60%	—	—%
Spot with RSA	—	—%	—	—%	—	—%
Time charter	4	40%	4	40%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	9	100%	9	100%	—	—%
Supramax
Spot	7	100%	6	100%	—	—%
Spot with RSA		—%	—	—%	—	—%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	7	100%	6	100%	—	—%
Total
Spot	23	40%	40	70%	10	80%
Spot with RSA	18	30%	—	—%	—	—%
Time charter	6	10%	6	10%	—	—%
Index linked time charter	10	20%	8	10%	3	20%
	57	100%	54	90%	13	100%

Below is an overview of vessels on time charter contracts with an initial contract duration of more than one year, as of December 31,2016:

Vessel Type	Vessel Name	Dwt	Net Rate	Expiry (min period)
Ice class Panamax	Golden Suek	74,500	17,000	March 2017
Ice class Panamax	Golden Bull	74,500	16,788	September 2017
Kamsarmax	Golden Empress	79,463	22,800	December 2021
Kamsarmax	Golden Endeavour	79,600	18,525	November 2020
Kamsarmax	Golden Endurer	79,600	22,800	November 2020
Kamsarmax	Golden Eclipse	79,600	28,025	January 2020

In January 2015, we entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), to charter out a total of fifteen Capesize vessels on long term, index-linked contracts. In September 2015, the parties agreed to amend the terms to ten Capesize vessels at seven and a half year terms instead of fifteen Capesize vessels at five year terms. During 2015, eight vessels were delivered to RWE and the remaining two vessels were delivered in 2016. These charters are considered long term since their duration exceeds one year, however they have not been included in the table above as the time charter revenue earned on these is variable due to the index-linked daily time charter rate and therefore comparable to charter revenue earned in the spot market.
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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2 to the audited Consolidated Financial Statements included herein for details of all significant accounting policies.

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

In addition, we were required to separately value the charters acquired with vessels and used an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates. This gave rise to an acquisition date fair value asset of $127.1 million for favorable contracts asset in respect of vessels chartered out and an acquisition date fair value liability of $7.5 million for unfavorable contracts in respect of the vessels chartered in. These balances will be amortized over the remaining contract periods for each lease. We were also required to value the Convertible Bond (defined below) and this resulted in a $38.8 million discount to the principal amount, which is being amortized over the term of the bond. The surplus of the fair value of the net assets acquired over the fair value of the consideration transferred of $78.9 million was recognized as a bargain purchase gain in our consolidated statement of operations. Acquisition related costs are expensed as incurred.

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters, time charter and bareboat charter hires. Voyage revenues are recognized rateably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period. We use a discharge-to-discharge basis in determining percentage of completion for all voyage contracts whereby we recognize revenue rateably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage. Revenues generated through revenue sharing agreements are presented gross when we are the primary obligor under the charter parties.

Demurrage is a form of damages for breaching the period allowed to load and unload cargo in a voyage charter, or the laytime, and is recognized as income according to the terms of the voyage charter contract when the charterer remains in possession of the vessel after the agreed laytime.

Claims for unpaid charter hire and damages for early termination of time and bareboat charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter revenue. Amounts in excess of services previously rendered are classified as other operating income.

Marketable securities
Our marketable securities are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the consolidated statement of operations as impairment loss on shares.

We review our available-for-sale securities for impairment at each reporting period to evaluate whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the value of the securities. We record an impairment charge for other-than-temporary declines in value when the value is not anticipated to recover above the cost within a reasonable period after the measurement date, unless there are mitigating factors that indicate impairment may not be required. If an impairment charge is recorded, subsequent recoveries in value are not reflected in earnings until sale of the securities held as available for sale occurs.

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

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts for five years, and (ii) estimate of implied charter rates based on the broker values received from third party brokers on a quarterly basis. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our expected future operating costs and discount factors that once discounted would equate to the average broker values. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2016, and accordingly, have not recorded an impairment charge.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding cash flows include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (v) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the E.U. or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2016 and 2015:

Vessel Type	Vessel Name		Built	Dwt	2016 ($ millions)	2015 ($ millions)
Newcastlemax	Golden Scape		2016	211,112	69.8	—
Newcastlemax	Golden Swift		2016	211,112	68.3	—
Capesize	Golden Feng	[1]	2009	169,232	32.9	34.2
Capesize	Golden Shui	[1]	2009	169,333	32.9	34.2
Capesize	KSL Salvador		2014	180,958	64.5	66.9
Capesize	KSL San Francisco		2014	181,066	61.2	63.4
Capesize	KSL Santiago		2014	181,020	60.7	62.9
Capesize	KSL Santos		2014	181,055	61.1	63.3
Capesize	KSL Sapporo		2014	180,960	63.6	66.0
Capesize	KSL Seattle		2014	181,015	63.3	65.7
Capesize	KSL Singapore		2014	181,062	63.3	65.7
Capesize	KSL Sydney		2014	181,000	64.0	66.4
Capesize	KSL Sakura		2015	181,062	61.7	64.0
Capesize	KSL Seoul		2015	181,010	61.9	64.2
Capesize	KSL Stockholm		2015	181,055	62.3	64.5
Capesize	KSL Seville		2015	181,062	61.3	63.6
Capesize	Golden Kathrine		2015	182,486	62.9	65.2
Capesize	Golden Aso		2015	182,472	63.8	66.1
Capesize	Golden Finsbury		2015	182,418	50.5	52.2
Capesize	Golden Barnet		2016	180,355	54.1	—

Capesize	Golden Bexley		2016	180,209	53.9	—
Capesize	Golden Fulham		2016	182,000	51.8	—
Ice class Panamax	Golden Ice	[1]	2008	75,500	14.9	15.5
Ice class Panamax	Golden Opportunity	[1]	2008	75,500	14.9	15.5
Ice class Panamax	Golden Saguenay	[1]	2008	75,500	14.9	15.5
Ice class Panamax	Golden Strength	[1]	2009	75,500	15.9	16.5
Ice class Panamax	Golden Suek	[1]	2011	74,849	17.4	18.0
Ice class Panamax	Golden Bull	[1]	2012	75,000	18.6	19.2
Ice class Panamax	Golden Brilliant	[1]	2013	74,500	20.2	21.1
Ice class Panamax	Golden Diamond	[1]	2013	74,500	20.3	21.1
Ice class Panamax	Golden Pearl	[1]	2013	74,186	20.3	21.1
Ice class Panamax	Golden Ruby	[1]	2014	74,052	21.5	22.2
Kamsarmax	Golden Eminence	[1]	2010	79,463	16.2	16.8
Kamsarmax	Golden Empress	[1]	2010	79,463	16.2	16.8
Kamsarmax	Golden Endeavour	[1]	2010	79,454	16.2	16.8
Kamsarmax	Golden Endurer	[1]	2011	79,474	17.1	17.8
Kamsarmax	Golden Enterprise	[1]	2011	79,463	17.1	17.8
Kamsarmax	Golden Daisy	[1]	2012	81,507	19.8	20.5
Kamsarmax	Golden Ginger	[1]	2012	81,487	19.8	20.5
Kamsarmax	Golden Rose	[1]	2012	81,585	19.8	20.5
Supramax	Golden Aries	[1]	2015	63,605	23.5	24.4
Supramax	Golden Cecilie	[1]	2015	60,263	25	25.9
Supramax	Golden Cathrine	[1]	2015	60,000	24.9	25.9
Supramax	Golden Gemini	[1]	2015	63,605	23.6	24.5
Supramax	Golden Taurus	[1]	2015	64,000	24.9	25.8
Supramax	Golden Leo		2016	63,650	25.7	—
					1,758.5	1,488.2

1.	These vessels were acquired as a result of the Merger.

We believe that the basic charter-free market value for each of the vessels above is lower than their carrying value and that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $667 million (December 31, 2015: $464 million). We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2016, and accordingly, have not recorded an impairment charge.

The basic charter-free market value for each of the ten (December 2015: eighteen) newbuildings we owned at December 31, 2016 is lower than the newbuilding's total estimated cost of completion (being the aggregate of the carrying value, the remaining installments to be paid, the estimated newbuilding supervision costs and the estimated capitalized interest at December 31). We believe that the aggregate estimated cost of completion of these newbuildings exceeds their aggregate basic charter-free market value by approximately $159 million (December 2015: $227 million). We believe that the estimated future undiscounted cash flows expected to be earned by each newbuilding over its estimated useful life exceed the newbuilding's estimated cost of completion and, accordingly, have not recorded an impairment charge.

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
We derive our earnings from time charters and voyage charters. As of December 31, 2016, 51 of our 57 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils, insurance and management fees.

An impairment loss on a vessel is recognized when the vessel's carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel.

An impairment loss on a newbuilding under construction is recognized when the estimated cost of completion, being the aggregate of the carrying value, the remaining installments to be paid, the estimated newbuilding supervision costs and the estimated capitalized interest at the assessment day, exceeds the estimated future net undiscounted cash flows expected to be earned over the estimated useful life of the newbuilding upon its delivery.

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

Year ended December 31, 2016 compared with year ended December 31, 2015

Operating revenues

(in thousands of $)	2016	2015	Change
Time charter revenues	91,407	85,960	5,447
Voyage charter revenues	159,108	102,972	56,136
Bareboat charter revenues	2,399	—	2,399
Other operating income	4,894	1,306	3,588
Total operating revenues	257,808	190,238	67,570

Time charter revenues increased by $5.5 million in 2016 as compared to 2015, primarily due to:

•
an increase of $18.2 million generated from improved market conditions captured in index-linked time charter for ten of our Capesize vessels and full year results for the vessels acquired upon the completion of the Merger, and

•	an increase of $1.7 million generated from six vessels delivered during 2016 that traded on the time charter market.

These factors were partially offset by:

•
a decrease of $9.8 million generated from thirteen compared to twenty-six chartered-in vessels on short term charters and relets during 2016 and 2015, respectively, which we traded on time charter terms, and

•	a decrease of $4.6 million related to amortization of the estimated fair value allocated to favorable time charters of (2016: $27.3 million, 2015: $23.7 million)

Voyage charter revenues increased by $56.1 million in 2016 as compared to 2015, primarily due to:

•	an increase of $27.6 million generated from five of six vessels delivered during 2016 that traded on the spot market, and

•
an increase of $27.2 million generated from thirty-eight compared to twenty-four chartered-in vessels on short term charters and relets during 2016 and 2015, respectively, which we traded on the spot market.

During 2016, bareboat charter revenues of $2.4 million relates to a receipt of claims for unpaid charter hire owed under bareboat charters of the VLCCs Titan Venus and Mayfair. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims.

During 2016, other operating income primarily comprises of $2.0 million for loss of hire in relation to warranty claims on four Capesize newbuilding deliveries, $0.9 million under the Capesize revenue sharing agreement and $1.9 million in respect of management fee income for services provided by Golden Ocean Group Management (Bermuda) Ltd to related parties. During 2015, other operating income primarily comprises of $0.3 million in respect of the reimbursement of expenses incurred in connection with the unlawful arrest of one vessel and $0.9 million in respect of management fee income for services provided by Golden Ocean Group Management (Bermuda) Ltd to related parties.

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2016	2015	Change
Net loss on sale of vessels	72	(2,062)	2,134
Loss on sale of newbuilding contracts	—	(8,858)	8,858
Amortization of deferred gains	228	132	96
Gain (loss) on sale of assets and amortization of deferred gains	300	(10,788)	11,088

During 2016, gain on sale of vessels arose on the sales of Front Mediterranean ($13 thousand gain), Front Caribbean ($68 thousand gain) and Golden Lyderhorn ($9 thousand loss). Amortization of deferred gains arises on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

During 2015, loss on sale of vessels arose on the sales of Front Atlantic ($2.2 million loss) and Front Baltic ($0.1 million gain), both vessels sold upon their delivery in August and November 2015, respectively. The loss on sale of newbuilding contracts is attributable to the sale of two newbuilding contracts to Frontline. Amortization of deferred gains arises on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

Voyage expenses and commission

(in thousands of $)	2016	2015	Change
Voyage expenses and commission	89,886	78,099	11,787

Voyage expenses and commission increased by $11.8 million in 2016 as compared to 2015, primarily due to:

•	an increase of $15.9 million incurred by the delivery of six newbuildings in 2016, and

•	an increase of $9.0 million incurred by vessels that were chartered-in on short term charters and operated in the spot market.

These factors were partially offset by:

•	a decrease of $13.1 million related to vessels operated in the spot market in 2015, which traded under time charter terms in 2016.

Ship operating expenses

(in thousands of $)	2016	2015	Change
Ship operating expenses	105,843	83,022	22,821

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils, insurance and management fees.

Ship operating expenses increased by $22.8 million in 2016 as compared to 2015, primarily due to:

•	an increase of $9.9 million incurred by the 29 vessels acquired as a result of the Merger, for which full year expenses were incurred in 2016,

•	an increase of $8.8 million incurred by the delivery of six newbuildings in 2016,

•	an increase of $4.2 million incurred by the eight vessels that were delivered during 2015 and traded for the full year in 2016, and

•	an increase of $2.8 million primarily related to yard payments resulting from deferral of delivery under the newbuilding program.

These factors were partially offset by:

•	a decrease of $2.9 million related to drydock costs for three vessels in 2016 compared to six vessels in 2015.

Charter hire expenses

(in thousands of $)	2016	2015	Change
Charter hire expenses	53,691	30,719	22,972

Charter hire expenses increased by $23 million in 2016 as compared to 2015, primarily due to:

•	an increase of $3.7 million for vessels chartered in from third parties on short term charters and relets,

•	an increase of $9.7 million for vessels chartered in from third parties on long term charters resulting from a longer charter period of charter in 2016,

•	an increase of $13.5 million for the eight vessels chartered in from Ship Finance resulting from full year expenses in 2016, and

•	an increase of $1.0 million resulting from lower amortization of unfavorable time charter contracts, recognized as deduction of charter hire expenses.

These factors were partially offset by:

•	a decrease of $4.8 million resulting from reduction in onerous contracts provisions.

Administrative expenses

(in thousands of $)	2016	2015	Change
Administrative expenses	12,728	12,469	259

Administrative expenses increased by $0.3 million in 2016 as compared to 2015, primarily due to:

•	an increase of $1.7 million for personnel, travel and offices costs due full year expenses for the former Golden Ocean, and

•	an increase of $0.9 million in related party charges.

These factors were partially offset by:

•	a decrease of $2.0 million in legal, audit and professional fees incurred as a result of the Merger,

•	a decrease of $0.3 million in director fees, and

•	a decrease of $0.2 million in other expenses and RSU/Stock option expenses.

Provision for uncollectible receivables

(in thousands of $)	2016	2015	Change
Provision for uncollectible receivables	1,800	4,729	(2,929)

The provision for uncollectible receivables of $1.8 million in 2016 was recorded against the carrying value of the long-term receivable acquired upon the completion of the Merger following an impairment review that was triggered by an agreement with the counterparty to collect $3.0 million.

Impairment loss on vessels and newbuildings

(in thousands of $)	2016	2015	Change
Impairment loss on vessels and newbuildings	985	152,597	(151,612)

Impairment loss on vessels and newbuildings in 2016 is attributable to $1.0 million impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by the likelihood to dispose the vessel prior to the end of its useful life.

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

•	$4.5 million relates to an impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by a significant fall in rates in the BDI.

Depreciation

(in thousands of $)	2016	2015	Change
Depreciation	63,433	52,728	10,705

Depreciation expenses increased by $10.7 million in 2016 as compared to 2015, primarily due to:

•	an increase of $4.5 million due to full year depreciation on the 29 vessels acquired upon the completion of the Merger, of which two were vessels under capital lease,

•	an increase of $9.1 million due to the delivery of six newbuildings in 2016,

•	an increase of $3.6 million due to full year depreciation in 2016 of eight vessels delivered in 2015, and

•	a decrease of $6.5 million due to eight vessels sold to Ship Finance during 2015.

Interest income

(in thousands of $)	2016	2015	Change
Interest income	1,666	849	817

Interest income increased by $0.8 million in 2016 as compared to 2015, primarily due to:

•	an increase in interest income on bank deposits of $1.32 million due to higher cash deposits held during the year, and

•	a decrease of interest income of $0.4 million on an interest bearing long term receivable, acquired as a result of the Merger.

Interest expense

(in thousands of $)	2016	2015	Change
Interest on floating rate debt	26,768	20,475	6,293
Interest on fixed rate debt	6,122	4,719	1,403
Finance lease interest expense	1,952	1,981	(29)
Interest on other obligations	16	2	14
Commitment fees	2,069	3,217	(1,148)
Interest capitalized on newbuildings	(2,258)	(8,968)	6,710
Amortization of fair value adjustments as a result of the Merger	9,497	6,844	2,653
	44,166	28,270	15,896

Interest expense increased by $15.9 million in 2016 as compared to 2015, primarily due to:

•
an increase of $6.3 million in interest on floating rate debt, as a result of interest expense on $142.2 million drawdowns under the $425.0 million term loan facility, interest expense on $40.5 million deferred repayments at an increased margin of 4.25% following the debt restructuring in the first quarter of 2016 and full year interest expense accruing on facilities acquired as a result of the merger, on March 31, 2015,

•	an increase of $1.4 million in interest on fixed rate debt, as a result of full year interest expense accruing on the Convertible bond acquired as a result of the merger, on March 31, 2015,

•	a decrease of $1.2 million in commitment fees as the 2015 results included $1.5 million fees in relation to the new loan facility of $425.0 million, which was entered into in February 2015,

•
a decrease of $6.7 million in interest capitalized on newbuildings as eight of the eighteen newbuildings due for delivery at December 31, 2015 were delivered in 2016 and interest capitalization the remaining ten newbuildings due for delivery at December 31, 2016 was ceased during 2016 as they were concluded substantially complete, and

•	an increase of $2.7 due to full year the amortization of the fair value adjustment of $38.8 million on the Convertible Bond.

Associated companies

(in thousands of $)	2016	2015	Change
Equity results of associated companies	(381)	(433)	52
Impairment of associated companies	(2,142)	(4,600)	2,458
	(2,523)	(5,033)	2,510

In 2016 and 2015, the impairment loss relates to our 50% equity interest in Golden Opus Inc following an impairment review that was triggered by a significant fall in rates in the BDI.

Impairment loss on marketable securities

(in thousands of $)	2016	2015	Change
Other than temporary impairment on marketable securities	(10,050)	(23,323)	13,273

In 2016, the other than temporary impairment on marketable securities is comprised of $8.5 million in respect of an investment in a company listed on a U.S. stock exchange and $1.5 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market. In 2015, the other than temporary impairment on marketable securities is comprised of $19.1 million in respect of an investment in a company listed on a U.S. stock exchange which was acquired during 2015 and $4.2 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market that was acquired as a result of the Merger.

Loss on derivatives

(in thousands of $)	2016	2015	Change
Loss on derivatives	(675)	(6,939)	6,264

Loss on derivatives decreased by $6.3 million in 2016 as compared to 2015, primarily due gains on bunker derivatives of $5.4 million. In 2016, the loss on derivatives comprise losses of $1.8 million on interest rate swaps, losses of $0.1 million on foreign currency swaps, gains of $1.2 million on bunker derivatives and gains of $0.1 million on freight forward agreements. In 2015, the loss on derivatives comprise losses of $2.5 million on interest rate swaps, losses of $0.2 million on foreign currency swaps, losses of $3.6 million on bunker derivatives and losses of $0.6 million on freight forward agreements. We did not engage in derivative transactions prior to the Merger.

Bargain purchase gain arising on consolidation

(in thousands of $)	2016	2015	Change
Bargain purchase gain arising on consolidation	—	78,876	(78,876)

We recorded a bargain purchase gain of $78.9 million in 2015, which resulted from the Merger, and is the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid.

Other financial items

(in thousands of $)	2016	2015	Change
Other financial items	(1,860)	(1,897)	37

Other financial items remain at the same levels in 2016 as compared to 2015.

Year ended December 31, 2015 compared with year ended December 31, 2014

Operating revenues

(in thousands of $)	2015	2014	Change
Time charter revenues	85,960	22,656	63,304
Voyage charter revenues	102,972	53,706	49,266
Other operating income	1,306	20,353	(19,047)
Total operating revenues	190,238	96,715	93,523

Voyage charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an additional $31.7 million generated from sixteen of the additional 29 vessels acquired as a result of the Merger trading partly in the spot market,

•	an additional $20.3 million generated from five newbuildings delivered in 2015 trading partly in the spot market, and

•	an additional $10.2 million generated from vessels that were chartered-in on short term charters and relets in 2015.

These factors were partially offset by a decrease of $12.9 million attributable to the overall downturn of the dry bulk spot market compared to 2014.

Time charter revenues increased in 2015 as compared to 2014 primarily due to:

•	an additional $58.6 million generated from all of the vessels acquired as a result of the Merger,

•	an additional $9.8 million generated from two capital leased vessels acquired as a result of the Merger,

•	an additional $9.5 million generated from time charters of eight newbuildings delivered during 2015 of which five also completed voyages charters, and

•	an additional $9.1 million generated from vessels that were chartered-in on short term charters and relets in 2015.

These factors were partially offset by amortization of the estimated fair value allocated to favorable time charters of $23.7 million.

Other operating income in 2015 primarily comprises $0.3 million in respect of the reimbursement of expenses incurred in connection with the unlawful arrest of one vessel and $0.9 million in respect of management fee income for services provided by Golden Ocean Group Management (Bermuda) Ltd to related parties.

Other operating income in 2014 primarily comprised:

•
$17.5 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Golden Zhejiang. We also received $1.9 million in connection therewith, which was recorded as time charter revenue as it related to unrecognized time charter revenue in respect of services previously rendered.

•	$0.3 million received in respect of a claim for unpaid charter hire and damages for early termination of the time charter for the Battersea, and

•	$2.6 million received as settlement for the early charter termination of a time charter for the Belgravia.

Loss on sale of assets and amortization of deferred gains

(in thousands of $)	2015	2014	Change
Net loss on sale of vessels	2,062	—	2,062
Loss on sale of newbuilding contracts	8,858	—	8,858
Amortization of deferred gains	(132)	—	(132)
	10,788	—	10,788

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

Voyage expenses and commission

(in thousands of $)	2015	2014	Change
Voyage expenses and commission	78,099	33,955	44,144

Voyage expenses and commission increased in 2015 as compared to 2014 primarily due to:

•	an increase of $27.3 million incurred by the addition of 29 vessels acquired as a result of the Merger, of which two were sold during the year,

•	an increase of $13.0 million incurred by the delivery of eight newbuildings in 2015, and

•	an increase of $7.0 million incurred by vessels that were chartered-in on short term charters and operated in the spot market.

These factors were partially offset by a decrease of $3.1 million related to vessels operated in the spot market in 2014, which traded under time charter terms in 2015.

Ship operating expenses

(in thousands of $)	2015	2014	Change
Ship operating expenses	83,022	18,676	64,346

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, lubricating oils, insurance and management fees.

Ship operating expenses increased in 2015 as compared to 2014 primarily due to:

•	an increase of $40.8 million incurred by the 29 vessels acquired as a result of the Merger, of which two were sold during the year,

•	an increase of $10.7 million incurred by the delivery of eight newbuildings in 2015,

•	an increase of $9.8 million incurred by the nine vessels that were delivered during 2014 and traded for the full year in 2015,

•	an increase of $3.0 million incurred by the two capital leased vessels acquired as a result of the Merger, and

•	an increase in drydocking costs of $1.4 million related to six vessels in 2015, of which five were acquired as a result of the Merger, compared to three vessels in 2014.

This was partially offset by a decrease of $1.4 million mainly related to supplier rebates.

Charter hire expenses

(in thousands of $)	2015	2014	Change
Charter hire expenses	30,719	—	30,719

Charter hire expenses in 2015 are attributable to:

•	$17.6 million for vessels chartered in from third parties,

•	$12.1 million for the eight vessels chartered in from Ship Finance, and

•	$2.4 million related to the provision for onerous contracts

This was partially offset by $1.4 million amortization of unfavorable time charter contracts, which has been recognized as a reduction to charter hire expenses.

Administrative expenses

(in thousands of $)	2015	2014	Change
Administrative expenses	12,469	5,037	7,432

Administrative expenses increased in 2015 as compared to 2014 primarily due to:

•	an additional $5.5 million for personnel, travel and offices costs of the Former Golden Ocean since April 1, 2015,

•	an additional $2.9 million in legal, audit and professional fees incurred as a result of the Merger and the increased size of the Company since March 31, 2015, and

•	an additional $0.4 million in Board fees as a result of the Merger and the temporary increase in the size of the Board.

This was partially offset by the following:

•	a $0.7 million reduction in management fees as a result of the termination of the contract with the General Manager on March 31, 2015,

•	a $0.3 million reduction in RSU expense, and

•	a $0.3 million reduction in other expenses.

Provision for uncollectible receivables

(in thousands of $)	2015	2014	Change
Provision for uncollectible receivables	4,729	—	4,729

The provision for uncollectible receivables is attributable to a long-term receivable acquired as a result of the Merger and was recorded following an impairment review that was triggered by a significant fall in rates in the BDI.

Impairment loss on vessels and newbuildings

(in thousands of $)	2015	2014	Change
Impairment loss on vessels and newbuildings	152,597	—	152,597

Impairment loss on vessels and newbuildings in 2015 is attributable to:

•	$141.0 million relates to impairment losses on five of the eight vessels that we agreed to sell to Ship Finance in April 2015 (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang),

•
$7.1 million relates to the impairment loss on newbuildings. In April 2015, we agreed sell four newbuildings to a third party on delivery of each newbuilding. One of these vessels was delivered and sold in August 2015 at a loss of $2.2 million. The impairment review of the remaining three vessels indicated that the expected costs would exceed the agreed sales price of the vessels and an impairment loss was recognized, and

•	$4.5 million relates to an impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by a significant fall in rates in the BDI.

Depreciation

(in thousands of $)	2015	2014	Change
Depreciation	52,728	19,561	33,167

Depreciation expenses increased in 2015 as compared to 2014 primarily due to:

•	an increase of $15.9 million as a result of 29 vessels acquired as a result of the Merger, of which two were vessels under capital lease,

•	an increase of $12.8 million as a result of the delivery of eight newbuildings in 2015, and

•	an increase of $4.5 million due to full year depreciation in 2015 of nine vessels delivered in 2014.

Interest income

(in thousands of $)	2015	2014	Change
Interest income	849	29	820

Interest income increased in 2015 as compared to 2014 primarily due to:

•	interest received on bank deposits was $0.3 million higher due to higher cash deposits held since the completion of the Merger, and

•	interest income of $0.6 million on an interest bearing long term receivable, acquired as a result of the Merger.

Interest expense

(in thousands of $)	2015	2014	Change
Interest on floating rate debt	20,475	4,973	15,502
Interest on fixed rate debt	4,719	—	4,719
Finance lease interest expense	1,981	—	1,981
Interest on other obligations	2	—	2
Commitment fees	(8,968)	(4,179)	(4,789)
Interest capitalized on newbuildings	3,217	1,731	1,486
Amortization of fair value adjustments as a result of the Merger	6,844	—	6,844
	28,270	2,525	25,745

Interest expense increased in 2015 as compared to 2014 primarily due to:

•	a $15.5 million increase in bank loan interest expense, which is due to the following:

◦	$8.9 million increase resulting from debt facilities acquired as a result of the Merger,

◦	$6.8 million increase resulting from full year interest accruing on the $240.0 million drawn in the second half of 2014 under the $420.0 million term loan facility,

◦	$1.5 million increase resulting from additional drawdowns of $216.0 million during 2015, and

◦	$1.7 million decrease resulting from repayments of $244.0 million during 2015, including full repayments of the $175.0 million term loan facility and the $201.0 million term loan facility.

•	$4.7 million in interest on fixed rate debt, which resulted from the assumption of the Convertible Bond as a result of the Merger.

•	$2.0 million in interest on finance leases, which resulted from the assumption of capital lease obligations for two vessels as a result of the Merger.

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

Associated companies

(in thousands of $)	2015	2014	Change
Equity results of associated companies	(433)	—	(433)
Impairment of associated companies	(4,600)	—	(4,600)
	(5,033)	—	(5,033)

The investments were acquired as a result of the Merger and we had no such investments in the year ended December 31, 2014. The impairment loss relates to our 50% equity interest in Golden Opus Inc following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index.

Impairment loss on marketable securities

(in thousands of $)	2015	2014	Change
Other than temporary impairment on marketable securities	(23,323)	—	(23,323)

The other than temporary impairment on marketable securities is comprised of $19.1 million in respect of an investment in a company listed on a U.S. stock exchange, which was acquired during 2015, and $4.2 million in respect of an investment in a company listed on the Norwegian 'Over the Counter' market that was acquired as a result of the Merger.

Loss on derivatives

(in thousands of $)	2015	2014	Change
Loss on derivatives	(6,939)	—	(6,939)

The loss on derivatives comprise losses of $2.5 million on interest rate swaps, losses of $0.2 million on foreign currency swaps, losses of $3.6 million on bunker derivatives and losses of $0.6 million on freight forward agreements. We did not engage in derivative transactions prior to the Merger.

Bargain purchase gain arising on consolidation

(in thousands of $)	2015	2014	Change
Bargain purchase gain arising on consolidation	78,876	—	78,876

We recorded a bargain purchase gain of $78.9 million in 2015, which resulted from the Merger, and is the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid.

Other financial items

(in thousands of $)	2015	2014	Change
Other financial items	(1,897)	(737)	(1,160)

Other financial items increased in 2015 as compared to 2014 primarily due to increased amortization of deferred charges resulting from the $3.8 million loan arrangement fee paid on the $425.0 million term loan facility.

Net loss from discontinued operations

(in thousands of $)	2015	2014	Change
Net loss from discontinued operations	—	(258)	258

Net loss from discontinued operations in 2014 relates to the operations of our VLCCs, the last of which was sold during 2013. The loss in 2014 relates to legal fees incurred in connection with claims for unpaid charter hire and damages following early termination of charters.

Recently Issued Accounting Standards

Refer to Note 3 of "Item 18. Financial Statements".

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as the Convertible Bond issued to the Former Golden Ocean. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore dollars.

We expect that our wholly-owned non-recourse subsidiary that will own the vessels acquired in the Quintana Acquisition, will be prohibited from paying dividends to us.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing as required under the cash sweep mechanism, payment of newbuilding installments, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

We have significant exposure to the spot market as only six of our vessels were fixed on long term time charter contracts in 2016, and at the date of this report we have eight vessels on fixed rate time charter contracts with initial contract duration of more than nine months. The revenues and net operating income are therefore dependent on the earnings in the spot market. In February 2016, we agreed with our lenders to amend the repayment profile of the debt, whereby there is no debt repayment from April 1, 2016 to September 30, 2018. Based on this and the current level of operating expenses, interest expenses and general and administrative costs, the average cash breakeven rates on a TCE basis are (i) approximately $10,400 per day for our Capesize vessels, (ii) approximately $7,900 per day for our Panamax and Kamsarmax vessels and (iii) approximately $7,400 per day for our Supramax vessels. Average spot rates in 2017 to date were as follows: Capesize vessels approximately $10,160 per day, Panamax and Kamsarmax vessels approximately $8,245 per day and Supramax vessels approximately $8,190 per day.

In addition to the short-term funding requirements, our liquidity requirements include payment of newbuilding installments, funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

From January 1, 2017 and up to the date of this report, we have taken delivery of, and paid $101.2 million in final delivery installments on, four newbuildings. As of the date of this report, we have also paid $9.8 million on the remaining six newbuildings, the delivery of which have been postponed until the first quarter of 2018. As of the date of this report, our outstanding commitment amounts on our remaining six newbuildings is $183.7 million, subject to the yard's refund bank's acknowledgment of the amended terms of two of the postponed newbuilding contracts.

As of December 31, 2016, we had available, undrawn, debt financing of $200 million for eight Capesize newbuilding contracts. From January 1, 2017 and up to the date of this report, we took delivery of two of the financed vessels and drew down debt in total of $50.0 million. Based on the amended terms under the loan agreement and draw down on delivered vessels, as of the date of this report, the available debt financing for the remaining six vessels is $150 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, operating cash flow and, if market conditions permit, proceeds from debt and equity financings.

As of December 31, 2016 and 2015, we had cash and cash equivalents of $212.9 million and $102.6 million, respectively. As of December 31, 2016 and 2015, we had restricted cash of $53.8 million and $48.9 million, respectively, which corresponds to the minimum liquidity balance that we were required to maintain under our loan facilities.

Net cash used in operating activities in the year ended December 31, 2016 was $23.1 million compared with net cash provided by operations of $14.8 million in the year ended December 31, 2015. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2016, compared with the actual rates achieved during 2016, will as a consequence have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities.

Vessel Transactions

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were built in Korea and China between 2009 and 2013 and were sold en-bloc for an aggregate price of $272.0 million (or $34.0 million per vessel on average). $188.9 million of the sale proceeds was used to repay debt. The vessels were delivered in the third quarter of 2015. The vessels are time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years. In addition, 33% of our profit from revenues above the daily time charter rate will be calculated and paid on a quarterly basis to Ship Finance. We will have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

In April 2015, two vessels, Channel Alliance and Channel Navigator, which were acquired as a result of the Merger were sold to an unrelated third party. The vessels were delivered in the second quarter of 2015. Net cash proceeds were $16.8 million from which we repaid debt of $14.3 million.

In May 2016, the owner of the Golden Lyderhorn, a 1999-built Panamax which was chartered in by us and classified as a vessel held under capital lease, notified us that they intended to exercise their option to sell the vessel to us for a net price of $9.5 million. We subsequently entered into an agreement to sell the vessel at the time of its sale to us in August to an unrelated third party for net proceeds of $3.5 million. The vessel was delivered to its new owner on August 22, 2016.

On March 14, 2017, we entered into the Quintana Acquisition. As consideration, we will issue 14.5 million common shares to Quintana and assume the vessels' corresponding debt of approximately $262.7 million. The vessels will be owned by a newly-established wholly-owned non-recourse subsidiary. According to binding term sheets we have entered into with the lenders with respect to the acquired vessels, we have negotiated a $17.4 million down-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.5 million. The average interest rate of the debt to be assumed in connection with the acquisition of the vessels is LIBOR plus 3.1% margin and ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements we expect to enter into, our wholly-owned non-recourse subsidiary that will own the acquired vessels will be prohibited from paying dividends to us. During the waiver period through June 2019, we will be required under the expected loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Following the waiver period, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant. In addition, we have granted customary registration rights with respect to the shares issued to Quintana. The aggregate of 14.5 million common shares to be issued in consideration for the acquired vessels will be issued gradually upon delivery of each of the vessels. The closing of the acquisition is subject to customary conditions to closing and entry into final binding loan agreements, substantially in accordance with the binding term sheets we have entered into.
We have also agreed, subject to definitive documentation and other customary closing conditions, to acquire two 2017 ice class Panamax vessels from affiliates of Hemen. The two vessels will be owned by a newly-established wholly-owned non-recourse subsidiary, separate from the one that will own the vessels acquired from Quintana. Hemen will issue a seller credit of $22.5 million, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%. We will issue an aggregate of 3.3 million common shares in consideration for the vessels, which will be issued with respect to each vessel upon the delivery of the vessel.

Newbuildings

In March 2015, we acquired the remaining twelve SPCs from Frontline 2012 and issued 6,200,000 shares as consideration. We also assumed net newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 of $108.6 million.

In April 2015, we agreed to the sale of four Capesize newbuildings, which were owned by us prior to the completion of the Merger and are currently under construction. Upon completion, two vessels were delivered in 2015, one in February 2016 and the fourth vessel in the fourth quarter of 2016. We time charter-in three of the sold vessels for periods between six and twelve months from delivery. Sale proceeds of $92.4 million were received in 2015 and $92.4 million in 2016. The newbuilding vessels were not funded with any debt prior to delivery to the new owners.

In April 2015, we also reached agreements with several of our yards to delay the delivery dates of nineteen newbuildings by 79 months in the aggregate. In October 2015, we agreed the postponement of the delivery of three vessels from 2015 to February, March and April 2016.

In November 2015, we entered into an agreement with New Times Shipbuilding to convert two Capesize dry bulk newbuildings, with expected delivery in the first quarter of 2017 to Suezmax oil tanker newbuildings. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million.

During the year ended December 31, 2015, we paid $519 million in connection with our newbuilding program. As of December 31, 2015, we had eighteen vessels under construction. There was no debt drawn in relation to these vessels. Our outstanding commitments as of December 31, 2015 for our eighteen newbuildings amounted to $570.1 million with expected payments of $502.8 million in 2016 and $67.3 million in 2017, for expected delivery of sixteen vessels in 2016 and two vessels in 2017.

In January 2016, we took delivery of Golden Barnet, Golden Bexley, Golden Scape and Golden Swift. Final installments of $112.6 million, in aggregate, were paid and $117.2 million was drawn down in debt.

In February 2016, we took delivery of and simultaneously sold the Front Caribbean and chartered the vessel in for a period of twelve months. The final installment of $33.4 million was paid upon delivery and sales proceeds of $46.2 million were received at the same time. There was no related debt. The vessel was redelivered to owners in December 2016.

In May 2016, we took delivery of Golden Fulham, a Capesize newbuilding. A final installment of $41.5 million was paid in connection with delivery of the vessel, and $25.0 million was drawn down in debt.
In August 2016, we took delivery of Golden Leo, a Supramax newbuilding. A final installment payment of $15.7 million was paid in connection with delivery of the vessel. There was no related debt.
In October 2016, we took delivery of the Capesize newbuilding Front Mediterranean and immediately sold and delivered the vessel to its new owner. The transaction resulted in net cash flow of $12.7 million, following payment of final installment for delivery of $33.5 million and sales proceeds of $46.2 million.

During the year ended December 31, 2016, we paid in total $267.3 million in connection with our newbuilding program. As of December 31, 2016, we had ten vessels under construction. In 2016, we reached agreement with shipyards to defer delivery of ten newbuildings and achieved aggregate price reductions of $15.3 million. As of December 31, 2016, our outstanding contractual commitments for the ten remaining newbuildings were $303.2 million due in 2017, and the available debt financing for the remaining ten vessels was $200 million. Our outstanding commitments are primarily nonrecourse to the parent company.
In January 2017, we took delivery of Golden Virgo and Golden Libra and paid final purchase installments of $32 million. There was no related debt on the vessels.
In February 2017, we took delivery of Golden Surabaya and Golden Savannah and paid final installment payments of $ 69.2 million in total. In connection with the delivery of these vessels, $50.0 million in debt was drawn down.
As of the date of this report, we have six vessels under construction. Following amended agreements with our yards, subject to final acceptance from the yards’ refund banks on two of the amendments, our outstanding commitments for these newbuildings amount to $183.7 million, and the available debt financing for the remaining six vessels is $150 million. We intend to finance the remaining newbuilding commitments and any shortfall in financing commitments arising from a fall in vessel values with cash on hand, proceeds from our recent equity offering and, if market conditions permit, proceeds from additional debt and equity financings.

We believe that our working capital, committed financing for remaining six Capesize newbuildings and cash on hand is sufficient for our current working capital requirements (including newbuilding installments) for, at least, the twelve months from the date of this report.

Equity Issuances

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding contract and one of our subsidiaries acquired a 2013-built Capesize dry bulk vessel, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 3,100,000 shares and 620,000 shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, at a price of $62.70 per share. We assumed $150.0 million in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and we paid cash of $24.0 million to Karpasia. We also received $43.4 million in cash in connection with the purchase of the five SPCs. No other working capital balances were acquired.

On April 23, 2014, we, Frontline 2012 and Hemen entered into an agreement, or the First Registration Rights Agreement, whereby we agreed that we will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the common shares issued to Frontline 2012 and Hemen will be registered with the Securities and Exchange Commission, or the Commission. On July 16, 2014, the Commission declared effective our shelf registration statement on Form F-3, which registered the common shares previously issued to Frontline 2012 and Hemen in accordance with the terms of the First Registration Rights Agreement.
In April 2014, we agreed to acquire 25 SPCs from Frontline 2012, each owning a dry bulk newbuilding contract. In September 2014, we acquired thirteen of these SPCs. The consideration for the thirteen SPCs was settled by the issuance of 6,200,000 of our common shares as consideration to Frontline 2012. The issuance of the 6,200,000 shares was recorded at an aggregate value of $356.8 million based on the closing price of $57.55 per share on September 15, 2014. We assumed $490.0 million in remaining newbuilding installments and acquired cash of $25.1 million in connection with the purchase of the thirteen SPCs. We acquired the remaining twelve SPCs in March 2015. The consideration for the other twelve SPCs was settled by the issuance of 6,200,000 of our common shares as consideration to Frontline 2012. The shares were recorded at a price per share of $20.50 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs.
Further, on September 15, 2014 and March 16, 2015, we and Frontline 2012 entered into registration rights agreements, or the Second and Third Registration Rights Agreements, whereby we agreed that we will, within a specified period in the future, prepare and file a shelf registration statement pursuant to Rule 415 of the U.S. Securities Act of 1933, as amended, to ensure that the Second Acquisition Agreement Shares will be registered with the Commission. On March 26, 2015, we filed a shelf registration statement pursuant to the terms of the Second and Third Registration Rights Agreements and amended the registration statement on May 21, 2015. This shelf registration statement was declared effective by the Commission on May 26, 2015. On June 26, 2015, Frontline 2012 made a distribution of approximately 15.1 million of our common shares as a dividend in kind to all of its shareholders as of June 15, 2015.

On March 31, 2015, we merged with the Former Golden Ocean and issued 12.3 million of our common shares to the Former Golden Ocean shareholders as merger consideration with one share in the Former Golden Ocean receiving 0.13749 of our common shares. Following completion of the Merger and, pursuant to the merger agreement, we canceled 10,390 common shares (which were held by the Former Golden Ocean) and 908 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration).

In February 2016, we announced a private placement of 68,736,800 new common shares, or the Private Placement Shares, at NOK 25.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), in order to fulfill the equity requirement in our amended loan agreements. The conversion price on the $200 million convertible bond, or the Convertible Bond, was adjusted in accordance with clause 14.6 of the Bond Agreement from $19.93 to $17.63 per share effective from February 23, 2016 as a result of the private placement. As our existing unused authorized share capital was not sufficient to issue all the Private Placement Shares, our shareholders approved an increase of authorized share capital to $6,000,000.00 divided into 600,000,000 common shares of $0.01 par value each.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 6,873,680 new common shares at NOK 25.00 per share for gross proceeds of up to NOK171.8 million (approximately $20 million). Ultimately, 2,673,858 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66.8 (approximately $7.8 million).

In total, the net proceeds from the Private Placement and the Subsequent Offering were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million. In addition to facilitate amendments of all of our debt facilities, including amortization deferral and covenant waivers, we used the net proceeds from the issuance of the Private Placement Shares and Subsequent Offering Shares to strengthen our balance sheet and liquidity position, and thereby strengthen the Company financially through the current market cycle.

On March 15, 2017, we issued 8,607,800 new common shares at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078) in a public offering, raising gross proceeds of NOK 516.5 million (approximately $60 million). Following the offering, we had 114,572,992 issued common shares each having a par value of $0.05.
Following issuance of the consideration shares as part of the Quintana Acquisition and Hemen Acquisition, we expect to have 132,372,992 common shares issued and outstanding.
Borrowing Activities

$420.0 Million Term Loan Facility

In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of fourteen tranches of up to $30.0 million to finance, in part, fourteen of our newbuildings. Each tranche is repayable by quarterly installments based on a 20-year profile from the delivery date of each vessel and all amounts outstanding must be repaid on June 30, 2020. The loan has an interest rate of LIBOR plus a margin of 2.50%. During 2016, $7.3 million was repaid of which $2.2 million to comply with the minimum value covenant as of December 31, 2015, and the quarterly repayment schedule was amended to $5.2 million, in total, for all fourteen tranches.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

As of December 31, 2016 and 2015, $388.5 million and $395.9 million was outstanding on this facility, respectively, and the facility was fully drawn. As of December 31, 2016, $15.5 million in installments was deferred under this facility according to the amendments made on March 31, 2016. As of December 31 2016, the facility was secured by fourteen (2015: fourteen) of our Capesize vessels.

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

In September 2015, we drew down one tranche of $27.2 million to part finance the Golden Finsbury.

In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries.

In January 2016, we drew down four tranches, $117.2 million in total, to part finance the Golden Swift, Golden Scape, Golden Bexley and Golden Barnet. In March 2016, we agreed to amend the commitment per vessel to $25.0 million per tranche for the vessels not yet delivered. The amount per tranche is not subject to the draw down test on delivery, and with a minimum value covenant of 100%, we expect to draw down the full amount of this facility.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

As of December 31, 2016 and 2015, the outstanding balance under this facility was $166.7 million and $26.9 million, respectively. As of December 31, 2016, $7.6 million in installments was deferred under this facility according to the amendments made on March 31, 2016. As of December 31 2016, the facility was secured by six (2015: one) of our Capesize vessels.

In February 2017, we drew down $50.0 million in relation to delivery of two newbuildings. As of the date of this report, the un-drawn commitment under this facility is $150.0 million, based on six tranches of $25.0 million per tranche.

$33.93 Million Credit Facility

We assumed this debt of $30.5 million as a result of the Merger in March 2015. This facility finances two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 25, 2018.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

As of December 31, 2016 and 2015, $28.3 million and $28.8 million, respectively, was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $1.7 million in installments was deferred under this facility according to the amendments made on March 31, 2016. As of December 31 2016, the facility was secured by two (2015: two) of our Panamax vessels.

$82.5 Million Credit Facility

We assumed this debt of $67.8 million as a result of the Merger in March 2015. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment on the final maturity date on October 2018. In May 2015, we repaid $17.7 million of this facility following the sale of Channel Alliance and Channel Navigator.

Following the vessel valuations at December 31, 2015, we paid down $2.0 million in January 2016 to be in compliance with the minimum value covenant under this facility.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

As of December 31, 2016 and 2015, $44.4 million and $47.6 million was outstanding under this facility respectively and there was no available, undrawn amount. As of December 31, 2016, $3.7 million in installments was deferred according to the amendments made on March 31, 2016. As of December 31 2016, the facility was secured by four (2015: four) of our Ice-class Panamax vessels.

$284.0 Million Credit Facility

We assumed this debt of $260.5 million as a result of the Merger in March 2015. This facility financed nineteen vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment on the final maturity date of December 31, 2019.

This loan was amended on March 31, 2016. Please see "Loan Amendments and Covenants" below.

As of December 31, 2016 and 2015, $258.5 million and $262.5 million, respectively, was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $12.0 million in installments was deferred under this facility according to the amendments made on March 31, 2016. At December 31, 2016, this facility was secured by two (2015: two) of our Capesize vessels, four (2015: four) Ice class Panamax vessels, five (2015: five) Supramax vessels and eight (2015: eight) Kamsarmax vessels.

$175 Million Credit Facility

This facility bore interest of LIBOR plus a margin of 2.5% and was expected to mature in May 2016. In the third quarter of 2015, we repaid the outstanding balance on this facility of $122.4 million in full following the sale of KSL China, Battersea, Belgravia, Golden Future and Golden Zheijang.

$23.8 Million Credit facility

We assumed this debt of $22.4 million as a result of the Merger in March 2015. This facility financed one vessel and bore interest of LIBOR plus a margin of 2.65%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $22.1 million in full following the sale of the Golden Magnum.

$201.0 Million Credit Facility

We assumed this debt of $45.4 million as a result of the Merger in March 2015. This facility financed two vessels and bore interest of LIBOR plus a margin of 2.75%. In the third quarter of 2015, we repaid the outstanding balance on this facility of $44.4 million in full following the sale of Golden Beijing and Golden Zhoushan.

$200.0 Million Convertible Bond

In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a five-year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The Convertible Bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the Convertible Bond agreement. At the time of the Merger in March 2015, we assumed the Convertible Bond and the conversion price was adjusted based on the exchange ratio in the Merger.

Following the Merger in March 2015, the conversion price at December 31, 2015 was $99.65 per share (as adjusted for the one-for-five reverse stock split in August 2016, before reverse split $19.93 per share) and was subject to adjustment for any dividend payments in the future. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares.

As a result of the private placement in February 2016, the conversion price of the Convertible Bond was amended to $88.15 per share (as adjusted for the one-for-five reverse stock split in August 2016, before reverse split $17.63 per share) and was subject to adjustment for any dividend payments in the future, which would be converted into 2,268,860 new shares if the bonds were converted at that price.

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

The Amended Loan Facilities generally provide, among other things, for the following amendments:

1.	The suspension of our obligation to repay each Amended Loan Facility from April 1, 2016 until September 30, 2018;

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

4.
The fixing of the draw down to $25.0 million per vessel (subject to compliance with the minimum value covenant of 100%) for the nine then remaining newbuilding contracts under our $425.0 million term loan facility;

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

Pursuant to the Amended Loan Facilities, a cash sweep mechanism is put in place whereby we will pay down on the deferred repayment amount should our cash position improve. We will furnish to our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date was at the end of the third quarter of 2016, and no payments were triggered following reporting to the lenders. The cash sweep that we will pay to each lender will be based on a relative value of the deferred amount in each facility as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had no such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had no such installments been suspended.

Existing credit facilities include the Amended Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc. and us as guarantor of 50% of the facility. Any repayments made under the cash sweep will be applied against balloon payments due on our loans.

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

The agreement with our lenders to enter into the Amended Loan Facilities was subject to us raising $200 million in equity. In February 2016, we successfully completed a private placement that raised $200 million in equity.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April 1, 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and Golden Opus in this period.

As at December 31, 2016, all of our bank debt is classified as long term and the aggregate deferred repayments under our loan facilities amounted to $40.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, we expect to prepay part of the deferred debt repayments during the second quarter of 2017 based on the first quarter 2017 reporting of the Free Projected Cash. The estimated prepayment amount is classified as long term debt as of December 31, 2016 as the measurement and compliance periods under the loan agreements being the first and third quarters. Subject to working capital changes in the first quarter of 2017, we expect to prepay the December 31, 2016 deferred repayment balance under our loan facilities.

As of December 31, 2016, we were in compliance with all of the financial and other covenants contained in our loan agreements.

Seller Credit on the Golden Pearl and Golden Diamond

In 2013, the Former Golden Ocean bought two vessels built at Pipavav Shipyard Limited, the Golden Pearl and Golden Diamond, with a seller credit for 30% of the purchase price. As of December 31, 2015, one third of the seller credit, or $4.8 million, was outstanding and was subsequently paid and settled in full in January 2016.

Other Activities

In 2016, we received $2.4 million in respect of claims for unpaid charter hire under bareboat charters of the VLCCs Titan Venus and Mayfair. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as fill and final settlement for the claims.

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed that the daily rate be reduced to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the reduced daily rate exceeds the 6-T/C Baltic Exchange Supramax Index in any day during the two-year period with the maximum reimbursed amount capped at $1.75 million and that on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million.

During 2012 and 2013, the Former Golden Ocean canceled nine newbuilding contracts at Zhoushan Jinhaiwan Shipyard Co Ltd, or Jinhaiwan, and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, we received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D. TREND INFORMATION

The market during the fourth quarter of 2016 was the strongest since the fourth quarter of 2014 across all vessel sizes, and the market was more active and continued to improve through the second half of 2016.

According to the Baltic Exchange, average earnings for the Supramax vessels were $8,317 per day in the fourth quarter of 2016 compared to $7,064 per day for the third quarter of 2016 and $5,779 in the fourth quarter of 2015. Panamax vessels earned on average $8,643 per day during the fourth quarter of 2016 compared with $5,741 per day during the third quarter of 2016 and $4,521 per day in the fourth quarter of 2015. Capesize vessels earned on average $11,665 per day in the fourth quarter of 2016 compared with $6,882 per day during the third quarter of 2016 and $7,055 per day in the fourth quarter of 2015. For 2016 and 2015, average earnings for a Capesize were $6,374 per day against $6,997 per day, for a Panamax were $5,562 per day against $5,560 per day, and for a Supramax were $6,236 per day against $6,966 per day, respectively.

Iron ore has been the strongest driver of demand, with year over year growth of almost 6%. The growth in iron ore demand was the result of strong steel production and consumption in China coupled with China’s continued substitution of domestically produced iron ore with imports. Steel prices have held up and steel margins have remained healthy despite a strong increase in commodity prices, as demand for infrastructure development and real estate continues. Notably, steel exports from China dropped towards the end of 2016, an indication that the domestic demand was firm.

Seaborne transportation of thermal coal dropped during the first half of 2016, but with an increase of 5.6% year on year in the fourth quarter of 2016 following cuts in Chinese domestic production and a cold winter, the year as a whole ended flat compared to 2015.

Transportation of minor bulks increased by 1% in 2016 with a mix of negative growth for some commodities and strong growth for others. Agricultural products transportation remained unchanged compared to 2015 when measuring in tonne-miles as increased volume was offset by slightly shorter sailing distances.

The global dry bulk fleet continued to grow in the fourth quarter, albeit at a slower pace, with deliveries of 7.2 million dwt, a decrease of 2.5 million dwt from the prior quarter. According to SSY, deliveries totaled 47.0 mdwt in 2016, nearly unchanged from the 48.6 mdwt delivered in 2015. Notably, only 56% of the 85.4 mdwt order book originally scheduled for delivery in 2016 actually delivered in 2016. This seems to indicate that the size of the orderbook may exceed actual deliveries.

We have increasingly observed this trend of decline in the orderbook that is not accounted for by vessel deliveries. As an example, between October and December alone, 7 mdwt was removed from the orderbook, presumably the result of old orders that have not materialized. According to ViaMar and IHS-Seaweb, of the remaining order book of 77 mdwt at the start of 2017, 53 mdwt is scheduled for delivery in 2017, 14.9 mdwt in 2018 and the rest in 2019 and 2020. Out of the scheduled volume for delivery in 2017, 20.8 mdwt is launched and very likely to be delivered during the early part of 2017, 17.3 mdwt is under construction and 14.8 mdwt has not commenced construction. Of the 39.9 mdwt scheduled for delivery first half of 2017, 19.5 mdwt are likely to be delayed based on their progress.

Scrapping activity was relatively muted towards the end of 2016, following the trend from the third quarter when the rate environment began to show signs of improvement. In total, 29.6 mdwt were scrapped in 2016, of which 23.9 mdwt were scrapped during the first half of the year and 5.7 mdwt were scrapped during the second half of the year. More than 3 mdwt has reportedly been sold for scrap so far in 2017, and scrapping is expected to increase again in the first half of the year. Scrapping volumes in 2017 will likely be dependent on the development in freight rates, although regulations for ballast water treatment systems that will become effective in September 2017 may accelerate scrapping of older vessels.

The current order book as a percentage of the global fleet is at the lowest level in past fifteen years. With a good part of the current order book expected to be delivered first half of 2017 and if new orders continue to be limited the order book as a percentage of the global fleet will continue to drop to new lows. Virtually no new orders have been placed since the first half of 2016.

The volatility experienced in the fourth quarter is a positive indication that the market may be in the beginning of a recovery. However, newbuilding vessels will be added to the fleet in the first half of 2017 and there will be periods of seasonality throughout the year. Although scrapping has picked up, we expect to see positive net fleet growth at the start of 2017. We are encouraged, however, that the order book in percentage of the fleet is at its lowest in at least fifteen years. Absent a dramatic increase in scrapping, a continued low order book is a condition necessary to further reduce the market imbalance and support a prolonged recovery. Demand growth in 2016 was higher than expected on strong imports to China, of both iron ore and coal. While there are signs of decreasing stimuli in China there are positive signs for steel production in the rest of the world, and a more diversified improvement in the global economy should support demand growth in 2017. Based on cautious estimates for demand growth combined with low fleet growth, utilization should continue to improve going forward.

E. OFF-BALANCE SHEET ARRANGEMENTS

As of December 31, 2016, the joint venture that owns the Golden Opus had total bank debt outstanding of $17.9 million and we had guaranteed 50% of this amount. Consequently, our maximum potential liability was $8.95 million as of this date. We have not recorded any liability in respect of this arrangement.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2016, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Fixed rate debt	200,000	—	200,000	—	—
Floating rate debt [1]	886,468	—	369,381	517,087	—
Operating lease obligations [2]	346,757	34,626	72,385	70,541	169,205
Capital lease obligations [3]	19,623	5,944	11,888	1,791	—
Newbuilding commitments [4]	303,209	303,209	—	—	—
Interest on fixed rate debt	15,350	6,140	9,210	—	—
Interest on floating rate debt [5]	100,130	30,974	56,767	12,389	—
Interest on capital lease obligations	2,092	1,086	1,000	6	—
Total contractual cash obligations	1,873,629	381,979	720,631	601,814	169,205

1.	Floating rate debt profile is based on the loan amendments agreed with the banks in February 2016.

2.
As of December 31, 2016, we had nine vessels under operating leases, of which eight were with Ship Finance. The operating lease obligation for the eight Ship Finance vessels excludes the purchase option exercisable at the end of the ten year minimum term to buy back the vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at Ship Finance's option. It is also net of the $7,000 per day that Ship Finance pays to us for operating costs.

3.	As of December 31, 2016, we held one vessel under capital leases.

4.	The newbuilding commitments as of December 31, 2016 represent contractual commitments for eight Capesize and two Supramax dry bulk newbuildings.

5.
Interest on floating rate debt was calculated using the three month USD LIBOR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2016, taking into consideration the loan waiver period.

The table above does not reflect our profit sharing arrangement with Ship Finance. Additionally, the table above does not reflect our cash sweep mechanism payments, which may become due under our Amended Loan Facilities. See "Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources" for a discussion of both items.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	67	Director and Chairman
Hans Petter Aas	71	Director and Audit Committee member
Kate Blankenship	52	Director and Audit Committee member
John Fredriksen	72	Director
Gert-Jan van den Akker	57	Director
Georgina Sousa	66	Company Secretary
Birgitte Ringstad Vartdal	40	Chief Executive Officer of Golden Ocean Management AS
Per Heiberg	50	Chief Financial Officer of Golden Ocean Management AS
Thomas Semino	43	Chief Commercial Officer Golden Ocean Management Asia Pte Ltd

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and our Chief Executive Officer from May 5, 2010 until March 31, 2015. Mr. Lorentzon is also a director of Frontline and Erik Thun AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Hans Petter Aas currently serves as a director on the Board and has served as a director since September 2008. Mr. Aas has been a director of Ship Finance since August 2008 and Chairman since January 2009. Mr. Aas is also a director of Solvang ASA, Gearbulk Holding Limited, Deep Sea Supply plc and Seadrill Limited. Mr. Aas had a long career as a banker in the international shipping and offshore market, and retired from his position as Global Head of the Shipping, Offshore and Logistics Division of DnB NOR Bank ASA, or DnB NOR, in August 2008. He joined DnB NOR (then Bergen Bank) in 1989, and has previously worked for the Petroleum Division of the Norwegian Ministry of Industry and the Ministry of Energy, as well as for VestaInsurance and Nevi Finance. Mr. Aas served as a director of Golar LNG Limited from September 2008 until February 2015 and Golar LNG Partners LP from September 2011 until February 2015.

Kate Blankenship was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mrs. Blankenship served as our Chief Financial Officer from April 2000 to September 2007 and served as our Secretary from December 2000 to March 2007. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Ship Finance, Seadrill Limited, Seadrill Partners LLC, North Atlantic Drilling Limited, Archer Limited, Independent Tankers Corporation Limited and Avance Gas Holding Ltd. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners LP from September 2007 until September 2015.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mr. Fredriksen has served as Chairman, President and a director of Seadrill Limited since 2005. Mr. Fredriksen has established trusts for the benefit of his immediate family which indirectly control Hemen. Mr. Fredriksen is Chairman, President and a director of Frontline. From 2001 until September 2014, Mr. Fredriksen served as Chairman of the Board, President and a director of Golar LNG Limited, or Golar, a Bermuda company listed on the Nasdaq Global Market.

Gert-Jan van den Akker was appointed a director of the Board following the completion of the Merger. Mr. van den Akker is President and Chief Executive Officer at Cargill International SA Geneva, Switzerland. In 2013 and 2014, Mr. van den Akker was the Senior Head of Region at Louis Dreyfus Commodities. Prior to joining Louis Dreyfus Commodities, Mr. van den Akker had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform.

Georgina E. Sousa has served as our Secretary since March 15, 2007 and has been employed by Frontline since February 2007.  Mrs. Sousa is also a director of Frontline and Seadrill Limited. Mrs. Sousa previously served as a director of the Former Golden Ocean prior to the completion of the Merger, Ship Finance and North Atlantic Drilling Ltd. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982 she was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Birgitte Ringstad Vartdal has served as Chief Executive Officer of Golden Ocean Management AS since April 2016. Mrs. Ringstad Vartdal previous position was Chief Financial Officer of Golden Ocean Management AS, a position she held from June 2010. Mrs. Vartdal previous position was Vice President, Investments, in the Torvald Klaveness Group. She has held several positions within the Torvald Klaveness Group, as VP Head of Commercial Controlling, Risk Manager and Financial Analyst. Mrs. Vartdal was also previously a Structuring Analyst in Hydro Energy. Mrs. Vartdal currently serves as a director of Marine Harvest ASA. Mrs. Vartdal was Chair and a director of Sevan Drilling Ltd, a subsidiary of Seadrill Limited, from July 2015 to August 2016, and a director of Sevan Drilling ASA from July 2013 to July 2015. Mrs. Vartdal holds the degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.

Per Heiberg has served as Chief Financial Officer of Golden Ocean Management AS since April 2016. Mr. Heiberg has been with the Company since July 2005, and his previous position was Vice President of Finance. Prior to joining Golden Ocean he served as Back Office Officer for Electrabel Nordic. Mr. Heiberg also held several positions within Statkraft, including as Controller and Market Analyst. Mr. Heiberg holds a Bachelor's degree in administration and economics from the University College of Southeast Norway.

Thomas Semino has served as Chief Commercial Officer of Golden Ocean Management Asia Pte. Ltd. since November 2016. Prior to joining Golden Ocean Mr. Semino was Head of Dry Freight in Vitol S.A., and has previously been Managing Director of Ocean Freight in Bunge S.A., and also has background from Cargill S.A. and Coeclerici Spa. Mr. Semino has a law degree in Maritime Law from Universita' degli Studi di Genova.

B.  COMPENSATION

During the year ended December 31, 2016, we paid aggregate cash compensation of approximately $1.3 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers. In addition, we also recognized stock compensation expense of approximately $0.05 million in respect of 475,000 share options, which were granted to our executive officers in November 2016. The initial exercise price of these options was $4.2 per option and is reduced by the amount of dividends paid after the date of grant. We also issued 19,954 common shares to our directors in connection with our 2010 Equity Incentive Plan.

2010 Equity Incentive Plan

We adopted the 2010 Equity Incentive Plan, which we refer to as the Plan, under which directors, officers, employees, consultants and service providers to us and our subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units, or RSUs, and unrestricted common stock. A total of 160,000 common shares have been initially reserved for issuance under the Plan, subject to adjustment for changes in capitalization as provided in the Plan. The Plan is administered by the Board or such committee of the Board as may be appointed to serve as Plan administrator.

We have issued RSUs under the Plan, which generally vest over three years at a rate of 1/3 of the number of units granted on each anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

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

The following table summarizes restricted stock unit transactions in 2016, 2015 and 2014:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2013	17,632	17,632	35,263	$45.95
Granted	5,511	5,511	11,022	$47.40
Settled	(8,227)	(8,227)	(16,454)	$46.60
Units outstanding as of December 31, 2014	14,916	14,916	29,832	$22.65
Granted	4,920	4,921	9,841	$21.50
Settled	(8,092)	(8,093)	(16,185)	$22.20
Units outstanding as of December 31, 2015	11,744	11,744	23,488	$5.35
Settled	(11,744)	—	(11,744)	$3.64
Forfeited	—	(11,744)	(11,744)
Units outstanding as of December 31, 2016	—	—	—

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate.

In February 2014, we issued 9,898 commons shares and paid $464,630 to members of our Board, to the General Manager and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represented 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In March 2015, we issued 22,026 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

On October 24, 2016, we issued an aggregate of 19,954 common shares in settlement of all the outstanding trances of RSUs granted in January 2015, January 2014 and January 2013 to the members of the Board. As a result of the share issuance, there are currently no outstanding awards under the 2010 Equity Plan.

The Former Golden Ocean Stock Option Incentive Plan

On March 21, 2005, the Former Golden Ocean approved a share option plan under which share options may be granted to directors and eligible employees. As of March 31, 2015, there were 821,000 outstanding options, which were issued in October 2012. Following completion of the Merger, these options were converted into 112,880 options to purchase our common shares. The share options have a five year term and will vest equally one quarter each year over a four year vesting period. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by us, provided the subscription price is never reduced below the par value of the share. The following summarizes share option transactions related to the Former Golden Ocean:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2014	—	—
Former Golden Ocean options	113	NOK 144.55
Exercised	(1)	NOK 144.55
Forfeited	(9)	NOK 144.55
Options outstanding as of December 31, 2015	103	NOK 144.55
Forfeited	(19)	NOK 144.45
Options outstanding as of December 31, 2016	84	NOK 144.45

Options exercisable as of December 31, 2016	84	NOK 144.45

2016 Share Option Plan

In November 2016, the Board approved the adoption of the 2016 Share Option Plan, or the "2016 Plan". The 2016 Plan permits share options to be granted to directors, officers and employees, or the Option holders, of the Company and its subsidiaries. The plan has a 10 year term effective November 2016, unless otherwise determined by the Board. The share options entitle the Option holders to subscribe for common shares at a price per share equal to the exercise price as determined by the Board on the date the share options are granted. The share options have no voting or other shareholder rights.

On November 10, 2016, the Board approved the issue of 700,000 share options to senior management in accordance with the terms of the 2016 Plan at an exercise price of $4.20, adjusted for any distribution of dividends made before the relevant options are exercised.

C.  BOARD PRACTICES

In accordance with our Amended and Restated Bye-laws, the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine. We currently have five directors.

As provided in the Amended and Restated Bye-Laws, each director shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

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

Board practices and exemptions from the NASDAQ corporate governance rules

As a foreign private issuer, we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to U.S. domestic companies.

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

•	In lieu of obtaining shareholder approval prior to the issuance of securities, consistent with Bermuda law and our bye-laws, our board of directors approves share issuances.

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

D.  EMPLOYEES

As of December 31, 2016, we employed 29 people in our offices in Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

Up to completion of the Merger on March 31, 2015, the General Manager was responsible for our management and administration and we did not have any employees other than Ola Lorentzon, who was appointed as our Chief Executive Officer in May 2010, and Inger M. Klemp, who has served as our Chief Financial Officer from September 2007 until completion of the Merger.

E.  SHARE OWNERSHIP

As of April 4, 2017, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
Hans Petter Aas	14,860	(1)
Birgitte Ringstad Vartdal	11,300	—
Gert-Jan van den Akker	—	—
Kate Blankenship	5,901	(1)
John Fredriksen (2)	—	—
Thomas Semino	—	—
Per Heiberg	3,000	—
Georgina Sousa	—	—

1.	Less than 1%.

2.
Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. Hemen may be deemed to beneficially own 48,819,707 of our common shares. Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. Hemen also owns $93.6 million of the Convertible Bond, which is convertible into 1,061,826 of our common shares at an exercise price of $88.15 per share. Hemen may also be deemed to beneficially own 2,600,000 of our common shares it has lent to Farahead. The Frontline, Convertible Bond and Farahead shares are included in the 48,819,707 shares which Hemen may be deemed to beneficially own. In addition, Hemen holds TRS agreements with underlying exposure to 39,129 of our common shares.

Share Option Schemes

The Former Golden Ocean Stock Option Incentive Plan

Details of options to acquire our common shares by our directors and officers under the Former Golden Ocean Stock Option Incentive Plan as of April 4, 2017, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Kate Blankenship	2,063	2,063	NOK 144.45	October 2017
John Fredriksen	27,498	27,498	NOK 144.45	October 2017
Birgitte Ringstad Vartdal	11,000	11,000	NOK 144.45	October 2017
Per Heiberg	5,638	5,638	NOK 144.45	October 2017

2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Scheme as of April 4, 2017, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Birgitte Ringstad Vartdal	225,000	—	USD 4.20	November 2021
Per Heiberg	100,000	—	USD 4.20	November 2021
Thomas Semino	150,000	—	USD 4.20	November 2021

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of April 4, 2017 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	48,819,707	42.2%
Folketrygdfondet (3,4)	6,292,402	5.5%
Skagen AS (3,5)	6,304,313	5.5%

(1) Percentage amount based on 115,634,818 common shares as of April 4, 2017, which includes the shares issuable pursuant to the Convertible Bond to Hemen.

(2) Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen. Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. Hemen also owns $93.6 million of the Convertible Bond, which is convertible into 1,061,826 of our common shares at an exercise price of $88.15 per share. Hemen may also be deemed to beneficially own 2,600,000 of our common shares it has lent to Farahead. The Frontline, Convertible Bond and Farahead shares are included in Hemen’s holdings presented in the above table. In addition, Hemen holds TRS agreements with underlying exposure to 39,129 of our common shares.

(3) Percentage amount based on 114,572,992 common shares outstanding as of April 4, 2017.

(4) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G on March 24, 2017, which reported sole voting and dispositive power over the shares by Folketrygdfondet. The business address of Folketrygdfondet as reported on the Schedule 13G filed with the Commission on March 24, 2017 is Haakon VII’s Gate 2, P.O. Box 1845 Vika, 0123 Oslo, Norway.

(5) Based on publicly available information, the business address of Skagen AS is Klingenberggaten 5 - Vika, P.O. Box 1998, 0125 Oslo, Norway.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 29 to our audited Consolidated Financial Statements included herein.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of our vessels, in the ordinary course of business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition.

In 2016, we received $2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of the VLCCs Titan Venus and Mayfair. This amount was received as full and final settlement for the claims.

In 2016, we received a final arbitration award relating to a time charter party entered into in March 2006. The claimants were awarded approximately $9.8 million in total. The claim itself was an unsafe port allegation, which is falls under our protection and indemnity insurance and will be covered by our insurance company.

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

Except as described above, to the best of our knowledge, there are no other legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

Dividend Distribution Policy

Our credit facilities currently restrict us from paying dividends until after September 30, 2018. Thereafter, the amount and timing of any dividend distributions in the future will depend, among other things, on our compliance with covenants in our credit facilities, earnings, financial condition, cash position, Bermuda law affecting the dividend distributions, restrictions in our financing agreements and other factors. In addition, the declaration and payment of dividend distributions is subject at all times to the discretion of our Board. For more information about the amended terms of our loan agreements see "Item 5.B-Liquidity and Capital Resources".

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

Our common shares have been quoted on the NASDAQ Global Select Market, or NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

In April 2015, we obtained a secondary listing on the Oslo Stock Exchange, or OSE. Trading in our common shares on the OSE commenced on April 1, 2015 under the ticker symbol "VLCCF". On April 7, 2015, we obtained a new ticker symbol “GOGL” for the common shares traded on the OSE and trading under the new ticker symbol commenced since then.

The prices in the tables below are adjusted for the one-for-five reverse stock split, completed on August 1, 2016.

The following table sets forth, for the five most recent fiscal years during which our common shares were traded on NASDAQ and OSE, the annual high and low prices for the common shares as reported by NASDAQ and OSE.

	NASDAQ		OSE
Fiscal year ended December 31,	High	Low	High	Low
2016	$5.35	$2.55	NOK 46.69	NOK 21.30
2015	$29.49	$4.85	NOK 219.3	NOK 39.47
2014	$81.60	$17.85	—	—
2013	$53.45	$26.55	—	—
2012	$79.05	$24.70	—	—

The following table sets forth the high and low prices for the common shares as reported by NASDAQ and OSE for the periods indicated.

	NASDAQ		OSE
Fiscal year ended December 31, 2017	High	Low	High	Low
First quarter	$8.30	$4.65	NOK 71.00	NOK 39.30

Fiscal year ended December 31, 2016	High	Low	High	Low
First quarter	$5.35	$2.55	NOK 46.69	NOK 21.30
Second quarter	$4.90	$3.10	NOK 38.00	NOK 26.80
Third quarter	$4.63	$3.22	NOK 37.80	NOK 27.40
Fourth quarter	$5.08	$3.50	NOK 42.90	NOK 27.60

Fiscal year ended December 31, 2015	High	Low	High	Low
First quarter	$14.30	$4.85	—	—
Second quarter	$23.15	$12.05	NOK 219.30	NOK 130.85
Third quarter	$29.49	$17.55	NOK 183.24	NOK 101.85
Fourth quarter	$28.45	$19.38	NOK 111.60	NOK 39.47

The following table sets forth, for the most recent six months, the high and low prices for the common shares as reported by NASDAQ and OSE.

	NASDAQ		OSE
Month	High	Low	High	Low
April 2017 (through April 3, 2017)	$8.03	$7.82	NOK 68.75	NOK 65.00
March 2017	$8.30	$6.47	NOK 71.00	NOK 56.25
February 2017	$6.84	$5.32	NOK 56.25	NOK 44.00
January 2017	$6.15	$4.65	NOK 50.25	NOK 40.00
December 2016	$4.82	$3.95	NOK 42.90	NOK 34.30
November 2016	$5.08	$3.54	NOK 39.40	NOK 27.60
October 2016	$4.38	$3.50	NOK 35.00	NOK 28.90

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Authorized share capital

On June 25, 2014, at a Special General Meeting, our shareholders approved an increase to our authorized share capital from $500,000 divided into 50,000,000 common shares of $0.01 par value to $2,000,000 divided into 200,000,000 common shares of $0.01 par value.

On September 18, 2015, at our 2015 Annual General Meeting, our shareholders approved an increase to our authorized share capital from $2,000,000 divided into 200,000,000 common shares of $0.01 par value to $5,000,000 divided into 500,000,000 common shares of $0.01 par value.

On February 22, 2016, at a Special General Meeting, our shareholders approved an increase to our authorized share capital from $5,000,000 divided into 500,000,000 common shares of $0.01 par value to $6,000,000 divided into 600,000,000 common shares of $0.01 par value.

On August 1, 2016, we effected a 1-for-5 reverse share split of our common shares where every five shares of our issued and outstanding common shares par value $0.01 per share was automatically combined into one issued and outstanding common share par value $0.05 per share. As a result of the 1-for-5 reverse share split our authorized capital was restated from $6,000,000 divided into 600,000,000 common shares of $0.01 par value to $6,000,000 divided into 120,000,000 common shares of $0.05 par value.

On September 23, 2016, at our 2016 Annual General Meeting, our shareholders approved an increase to our authorized share capital from $6,000,000 divided into 120,000,000 common shares of $0.05 par value to $7,500,000 divided into 150,000,000 common shares of $0.05 par value.

Issued and fully paid share capital

The following table summarizes the common share issuances during the years ended December 31, 2016, 2015 and 2014:

	Fiscal year ended December 31,
	2016	2015	2014
Balance at start of year	34,535,128	16,024,310	6,094,412
Shares issued re:
- public offering	—	—	—
- purchase of five SPCs in April 2014	—	—	3,100,000
- purchase of Capesize vessel in April 2014	—	—	620,000
- purchase of thirteen SPCs in Sept. 2014	—	—	6,200,000
- settlement of RSUs	19,954	22,026	9,898
- purchase of twelve SPCs in March 2015	—	6,200,000	—
- merger with the Former Golden Ocean	—	12,300,090	—
- private placement	68,736,800	—	—
- subsequent offering	2,673,858		—
- cancellation	(548)	(11,298)	—
Balance at end of year	105,965,192	34,535,128	16,024,310

On March 15, 2017, we completed a $60 million equity offering through the issuance of 8,607,800 common shares of $0.05 par value each. As of April 4, 2017, we had 114,572,992 common shares outstanding.

See Note 26 to the audited Consolidated Financial Statements included herein for details of all share issuances during the years ended December 31, 2016, 2015 and 2014. Please also see “Item 6. Directors, Senior Management and Employees-B. Compensation” for a description of the Former Golden Ocean Stock Option Incentive Plan and the 2016 Share Option Plan.
B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Amended and Restated Bye-Laws were adopted at the Special General Meeting held on March 26, 2015.

To see the full text of our Memorandum of Association and Amended and Restated Bye-Laws, please see Exhibits 1.1 and 1.4 attached to our Annual Report on Form 20-F for the year ended December 31, 2014 filed with the Commission on April 29, 2015, and is hereby incorporated by reference into this Annual Report.

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

Anti-takeover Provisions

Our memorandum of association and the Amended and Restated Bye-Laws contain provisions that may have anti-takeover effects, including (1) the authorization of up to 150,000,000 common shares with potential voting powers, designations, preferences and other rights as may be provided for by the Board and (2) no provision allowing for cumulative voting in the election of directors. Additionally, as required by the Companies Act, at least ten percent of the issued and outstanding shares entitled to vote are allowed to call for a special general meeting to effectuate change at the company, which may prevent a shareholder from forcing a special general meeting of shareholders and impede a change of control of the company or the removal of management.

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

C.  MATERIAL CONTRACTS

Attached as exhibits to this Annual Report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Vessel Transactions” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Equity Issuances.” Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority, or the BMA, must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the NASDAQ Global Select Market, which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

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

For our 2016 taxable year, we believe that we satisfied the Publicly-Traded Test since its common shares were "primarily and regularly" traded on the NASDAQ Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2016 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
Under the Treasury Regulations, stock of a corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our common shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the NASDAQ Global Select Market, we will satisfy the listing requirement.
It is further required that, with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the foregoing trading frequency and trading volume tests. Even if this were not the case, the Treasury Regulations provide that the foregoing trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established securities market in the United States, such as the NASDAQ Global Select Market, and such stock is regularly quoted by dealers making a market in such stock.
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the 5 Percent Override Rule.
For purposes of determining the persons that own 5% or more of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders control more than 50% of the voting power or value of our common shares for more than half of the days in the taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule.

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

Sale, Exchange or other Disposition of Our Common Shares

Assuming we do not constitute a passive foreign investment company for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in the common shares. Such gain or loss will be capital gain or loss and will be treated as long-term capital gain or loss if the United States Holder's holding period in the common shares is greater than one year at the time of the sale, exchange or other disposition. Long-term capital gains of a United States Non-Corporate Holder are taxable at preferential United States federal income tax rates. A United States Holder's ability to deduct capital losses is subject to certain limitations.

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

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We interpret market risk as the risk arising from fluctuations in interest rates, foreign currency exchange rates, commodity prices and other factors affecting the rate, index or price of an underlying financial instrument.

Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt. Such adverse fluctuations in floating interest rates could also adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Our interest rate derivatives are not designated at their inception as effective cash flow hedges and therefore we are not required to apply hedge accounting in accordance with ASC Topic 815. Changes in the fair value of our interest rate derivatives at each reporting period are recognized and presented under “Loss on derivatives” in the consolidated statement of comprehensive income.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties that bear reliable credit ratings and such counterparties are usually the banks which participate in our credit facilities. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

During 2015, we assumed four interest rate swaps as a result of the Merger and have subsequently entered into three interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby the floating rate on a notional principal amount of $400 million (December 31, 2015: $400 million) was swapped to fixed rate. During 2016, we have not entered into any new interest rate swaps transactions.

As at December 31, 2016 and 2015, the carrying value of the derivatives which represents their fair value as at the reporting date is as follows:

(in thousands of $)	2016	2015
Interest rate swaps - asset positions	1,502	1,641
Interest rate swaps - liability positions	1,777	1,879

As at December 31, 2016 and 2015, the weighted average fixed interest rate for all seven interest rate swap contracts is 2.03%.

During 2015, we recorded a net loss on interest rate swaps of $2.5 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $2.1 million and unrealized loss of $0.4 million (change in the fair value). During 2016, we recorded a net loss on interest rate swaps of $1.8 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $1.8 million and unrealized loss of $38 thousand (change in the fair value).

As at December 31, 2016, our floating rate debt amounts to $886.5 million and during 2016 we recorded related interest expense of $26.8 million. At December 31, 2015, our floating rate debt amounts to $761.7 million and during 2015 we recorded related interest expense of $20.5 million.

As at December 31, 2016, our estimated interest expense until the maturity of our floating-rate long term debt based on the applicable three-month USD LIBOR of 1.00% plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable thee-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2017	30,974	39,961	8,987
2018	30,688	39,505	8,817
2019	26,079	34,034	7,955
2020	11,247	14,592	3,345
2021	1,142	1,500	358
Thereafter	—	—	—
	100,130	129,592	29,462

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

Commodity Price Risk

Freight Derivatives
From time to time, we may take positions in freight derivatives, mainly Freight Forward Agreements, or FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. Upon settlement, if the contracted charter rate is less than the average of the rates reported on an identified index for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days of the specified period. Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum. By taking positions in FFAs or other derivative instruments we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

Our freight derivatives are not designated at their inception as effective cash flow hedges and therefore we are not required to apply hedge accounting in accordance with ASC Topic 815. Changes in the fair value of our interest rate derivatives at each reporting period are recognized and presented under “Loss on derivatives” in the consolidated statement of operations. FFAs are settled on a daily basis through London Clearing House and also include a margin maintenance requirement based on marking the contract to market. Freight options are treated as assets/liabilities until they are settled.

During 2015, we assumed one FFA contract on the Panamax index, as a result of the Merger. During 2016, we did not enter into new contracts and the sole contract we had matured at December 31, 2016. As of December 31, 2016 and December 31, 2015, we had nil and one contracts outstanding, respectively.

During 2015, we recorded a net loss on FFA's of $606 thousand in the consolidated statement of operations, which resulted from realized settlement loss. During 2016, we recorded a net gain of $42 thousand in the consolidated statement of operations, which resulted from realized settlement gain.

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

During 2015, we assumed three contracts as a result of the Merger of which two matured and we have subsequently entered into another nine contracts. During 2016, we entered into fifteen new contracts and twenty contracts matured.

As of December 31, 2016 and December 31, 2015, we had five and ten contracts outstanding, respectively.

During 2015, we recorded a net loss on bunker derivatives of $3.6 million in the consolidated statement of operations, which resulted from realized loss of $1.8 million and unrealized loss of $1.9 million (change in the fair value). During 2016, we recorded a net gain on bunker derivatives of $1.2 million in the consolidated statement of operations, which resulted from realized gain of $2.7 million and unrealized loss of $1.5 million (change in the fair value).

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2016. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal control over financial reporting

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2016. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2016.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2016, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to all entities controlled by us and all of our employees, directors, officers and agents. We have posted a copy of our code of ethics on our website at www.goldenocean.no. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2016 and 2015 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2016	2015
Audit Fees (a)	728	1,210
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	728	1,210

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2016 includes $113,400 in connection with the F-3 Registration Statement, filed on May 13, 2016, in connection with the prospectus to offer up to $400,000,000 in a public offering. The amount in 2015 includes $201,500 for costs incurred in connection with the F-3 Registration Statement, filed on March 26, 2015, in connection with the registration of the 62.0 million shares owned by Frontline 2012.

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2016 were approved by our Board pursuant to the pre-approval policy.

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

Independence of Directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, three of the five members of the board of directors, Kate Blankenship, Han Petter Aas, and Gert Jan van den Akker are independent according to NASDAQ's standards for independence. Our board of directors does not hold meetings at which only independent directors are present.
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

Audit Committee. NASDAQ requires, among other things, that a listed U.S company have an audit committee with a minimum of three independent members. As permitted under Bermuda law and our bye-laws, our audit committee consists of two members which currently meet the NASDAQ independence requirements.

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

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities, consistent with Bermuda law and our bye-laws, our board of directors approves share issuances.

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-50 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (4)
1.3	Certificate of Change of Share Capital (4)
1.4	Amended and Restated Bye-Laws (4)
2.1	Form of Common Share Certificate (5)
4.1	2010 Equity Incentive Plan (2)
4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (6)
4.3	Registration Rights Agreement by and between Knightsbridge and Frontline 2012 Ltd., dated March 16, 2015 (3)
4.4	Addendum to Acquisition Agreement between Frontline 2012 Ltd. and Knightsbridge, dated March 14, 2015 (3)
4.5	2016 Share Option Scheme
4.6	Form of Memorandum of Agreement in connection with the Quintana Acquisition, dated March 14, 2017
4.7
Registration Rights Agreement by and among Golden Ocean Group Limited, Q Jake Shipping Ltd., Q A Maritime Ltd., Q Ioanari Shipping Ltd., Q Myrtalia Shipping Ltd., Q Gayle Shipping Ltd., Q Keen Shipping Ltd., Q Shea Shipping Ltd., Q Sue Shipping Ltd., Q Deb Shipping Ltd., Q Anastasia Shipping Ltd., Q Amreen Shipping Ltd., Q Houston Shipping Ltd., Q Kaki Shipping Ltd., and Q Kennedy Shipping Ltd., dated March 14, 2017

8.1	Significant Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Seward & Kissel LLP
101.	INS XBRL Instance Document
101.	SCH XBRL Taxonomy Extension Schema
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.
(3)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-203035) filed with the Commission on March 26, 2015.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(5)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(6)	Incorporated by reference to the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Per Terje Heiberg
Per Terje Heiberg
Principal Financial Officer
Dated: April 4, 2017

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, consolidated statements of other comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in equity present fairly, in all material respects, the financial position of Golden Ocean Group Limited and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Controls Over Financial Reporting appearing under Item 15(b) of Golden Ocean Group Limited's Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/PricewaterhouseCoopers AS

PricewaterhouseCoopers AS
Oslo, Norway
April 4, 2017

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except per share data)

	2016	2015	2014
Operating revenues
Time charter revenues	91,407	85,960	22,656
Voyage charter revenues	159,108	102,972	53,706
Bareboat charter revenues	2,399	—	—
Other operating income	4,894	1,306	20,353
Total operating revenues	257,808	190,238	96,715
Gain (loss) on sale of assets and amortization of deferred gains	300	(10,788)	—
Operating expenses
Voyage expenses and commission	89,886	78,099	33,955
Ship operating expenses	105,843	83,022	18,676
Charter hire expenses	53,691	30,719	—
Administrative expenses	12,728	12,469	5,037
Provision for uncollectible receivables	1,800	4,729	—
Impairment loss on vessels and newbuildings	985	152,597	—
Depreciation	63,433	52,728	19,561
Total operating expenses	328,366	414,363	77,229
Net operating (loss) income	(70,258)	(234,913)	19,486
Other income (expenses)
Interest income	1,666	849	29
Interest expense	(44,166)	(28,270)	(2,525)
Equity results of associated companies, including impairment	(2,523)	(5,033)	—
Impairment loss on marketable securities	(10,050)	(23,323)	—
Loss on derivatives	(675)	(6,939)	—
Bargain purchase gain arising on consolidation	—	78,876	—
Other financial items	(1,860)	(1,897)	(737)
Net other (expenses) income	(57,608)	14,263	(3,233)
Net (loss) income before income taxes	(127,866)	(220,650)	16,253
Income tax credit (expense)	155	(189)	—
Net (loss) income from continuing operations	(127,711)	(220,839)	16,253
Net loss from discontinued operations	—	—	(258)
Net (loss) income	(127,711)	(220,839)	15,995

Per share information:
(Loss) earnings per share from continuing operations: basic and diluted	$(1.34)	$(7.30)	$1.55
Loss per share from discontinued operations: basic and diluted	$—	$—	$—
(Loss) earnings per share: basic and diluted	$(1.34)	$(7.30)	$1.52
Cash distributions per share declared	$—	$—	$3.15

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Other Comprehensive (Loss) Income for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except per share data)

	2016	2015	2014
Comprehensive (loss) income, net
Net (loss) income	(127,711)	(220,839)	15,995
Net changes related to marketable securities
Unrealized loss	(7,763)	(23,323)	—
Reclassification of loss to net income	10,050	23,323	—
Other comprehensive income	2,287	—	—

Comprehensive (loss) income	(125,424)	(220,839)	15,995

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2016 and 2015
(in thousands of $)

	2016	2015
ASSETS
Current assets
Cash and cash equivalents	212,942	102,617
Restricted cash	315	351
Marketable securities	6,524	14,615
Trade accounts receivable, net	14,755	9,631
Other receivables	10,987	14,992
Related party receivables	1,927	8,451
Derivative instruments receivables	1,594	1,641
Inventories	17,953	15,156
Prepaid expenses and accrued income	6,524	5,687
Voyages in progress	3,998	1,690
Favorable charter party contracts	22,413	28,829
Total current assets	299,932	203,660
Restricted cash	53,797	48,521
Vessels and equipment, net	1,758,939	1,488,205
Vessels under capital leases, net	2,956	8,354
Newbuildings	180,562	338,614
Favorable charter party contracts	53,686	74,547
Investments in associated companies	4,224	6,225
Other long term assets	7,527	4,744
Total assets	2,361,623	2,172,870
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	—	20,380
Current portion of obligations under capital leases	4,858	15,749
Derivative instruments payables	1,990	5,400
Related party payables	1,387	4,101
Trade accounts payables	2,882	2,533
Accrued expenses	17,867	17,878
Other current liabilities	14,617	13,993
Total current liabilities	43,601	80,034
Long-term liabilities
Long-term debt	1,058,418	908,116
Obligations under capital leases	12,673	17,531
Other long term liabilities	8,212	8,540
Total liabilities	1,122,904	1,014,221
Commitments and contingencies
Equity
Share capital (105,965,192 shares. 2015: 34,535,128 shares. All shares are issued and outstanding at par value $0.05)	5,299	1,727
Additional paid in capital	201,864	—

Contributed capital surplus	1,378,824	1,378,766
Accumulated other comprehensive income	2,287	—
Retained deficit	(349,555)	(221,844)
Total equity	1,238,719	1,158,649
Total liabilities and equity	2,361,623	2,172,870

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014
(in thousands of $)

	2016	2015	2014

Net (loss) income	(127,711)	(220,839)	16,253
Net loss from discontinued operations	—	—	(258)
Net (loss) income from continuing operations	(127,711)	(220,839)	15,995
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	63,433	52,728	19,561
Amortization of deferred charges	1,345	1,562	685
(Gain) loss on sale of assets and amortization of deferred gains	(300)	10,788	—
Loss on sale of marketable securities	203	—	—
Impairment loss on vessels and newbuildings	985	152,597	—
Restricted stock unit expense (gain)	86	(10)	242
Bargain purchase gain arising on consolidation	—	(78,876)	—
Equity results of associated companies	381	433	—
Impairment of associated companies	2,142	4,600	—
Gain on purchase of associated companies	(24)	—	—
Amortization of favorable charter party contracts	27,277	23,714	—
Amortization of unfavorable charter party contracts	(674)	(1,399)	—
Amortization of other fair value adjustments, net, arising on the Merger	9,434	6,479	—
Mark to market (gain) loss on derivatives	(3,363)	2,429	—
Provision for onerous contracts	(2,370)	2,370	—
Provision for doubtful debts	199	512	—
Provision for uncollectible receivables	1,800	4,729	—
Impairment loss on marketable securities	10,050	23,323	—
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable, net	(5,323)	(5,039)	528
Related party balances,net	1,883	(5,080)	622
Other receivables	5,255	(3,321)	(2,487)
Inventories	(2,797)	7,705	(11,514)
Voyages in progress	(2,308)	(367)	(1,322)
Prepaid expenses and accrued income	(837)	11,627	(323)
Other long term assets	(5,365)	—	—
Trade accounts payables	348	(5,445)	1,862
Accrued expenses	(11)	(6,597)	1,096
Other current liabilities	2,715	6,647	(339)
Other long term liabilities	494	(97)	—
Cash provided by operating activities of discontinued operations	—	—	258
Net cash (used in) provided by operating activities	(23,053)	(14,827)	24,864
Investing activities
Changes in restricted cash	(5,240)	4,052	(3,924)
Dividends from associated companies	256	88	—
Purchase of investment in associated companies	(754)	—	—

Purchase of marketable securities	—	(32,159)	—
Additions to newbuildings	(267,341)	(518,989)	(357,402)
Refund of newbuilding installments	—	40,148	—
Cash acquired upon purchase of SPC's	—	108,645	68,560
Cash acquired upon merger with Former Golden Ocean		129,084	—
Purchase of vessels and equipment	(194)	(24)	(24,085)
Proceeds from sale of vessels	97,837	381,723	—
Proceeds from the sale of marketable securities	125	—	—
Net cash provided by (used in) by investing activities	(175,311)	112,568	(316,851)
Financing activities
Proceeds from long-term debt	142,200	215,975	270,000
Repayment of long-term debt	(22,219)	(244,338)	(1,500)
Repayment of capital leases	(15,749)	(5,157)	—
Debt fees paid	(898)	(3,825)	(3,555)
Net proceeds from share issuance	205,355	—	—
Distributions to shareholders	—	—	(28,987)
Net cash provided by (used in) financing activities	308,689	(37,345)	235,958
Net change in cash and cash equivalents	110,325	60,396	(56,029)
Cash and cash equivalents at beginning of year	102,617	42,221	98,250
Cash and cash equivalents at end of year	212,942	102,617	42,221

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	38,075	26,358	5,848
Income taxes paid	—	266	—

Details of non-cash investing and financing activities in the year ended December 31, 2016 and 2015 are given in Note 32.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2016, 2015 and 2014
(in thousands of $, except number of shares)

	2016	2015	2014
Number of shares outstanding
Balance at beginning of year	34,535,128	16,024,310	6,094,412
Shares issued	71,430,612	18,522,116	9,929,898
Shares canceled	(548)	(11,298)	—
Balance at end of year	105,965,192	34,535,128	16,024,310

Share capital
Balance at beginning of year	1,727	801	305
Shares issued	3,572	926	496
Balance at end of year	5,299	1,727	801

Additional paid in capital
Balance at beginning of year	—	772,863	183,535
Shares issued	201,783	433,526	589,557
Restricted stock unit expense (income)	—	92	(229)
Value of vested options in Former Golden Ocean	—	926	—
Stock option expense	81	41	—
Transfer to contributed surplus	—	(1,207,448)	—
Balance at end of year	201,864	—	772,863

Contributed capital surplus
Balance at beginning of year	1,378,766	111,614	131,520
Contributions from shareholder	—	59,746	—
Distributions to shareholders	—	—	(19,906)
Restricted stock unit expense (income)	5	(102)	—
Stock option expense	53	60	—
Transfer from additional paid in capital	—	1,207,448	—
Balance at end of year	1,378,824	1,378,766	111,614

Other comprehensive income
Balance at beginning of year	—	—	—
Other comprehensive income, net	2,287	—	—
Balance at end of year	2,287	—	—

Retained deficit
Balance at beginning of year	(221,844)	(1,005)	(7,919)
Net (loss) income	(127,711)	(220,839)	15,995
Distributions to shareholders	—	—	(9,081)
Balance at end of year	(349,555)	(221,844)	(1,005)
Total equity	1,238,719	1,158,649	884,273

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

On October 7, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean Group Limited, or the Former Golden Ocean, a shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, an owner and operator of Capesize, Kamsarmax, Panamax and Supramax dry bulk carrier vessels, pursuant to which the two companies agreed to merge, with us as the surviving company, or the Merger. The Merger was completed on March 31, 2015 and we issued 12,300,090 shares as consideration to the shareholders of Former Golden Ocean. At the same time, we obtained a secondary listing on the OSE. At the time of the Merger, the Former Golden Ocean owned twenty-nine vessels and had at the same time four Supramax vessels under construction and had several chartered-in vessels both on short term and longer term duration.

In October 2014, we changed our name to Knightsbridge Shipping Limited and we changed our name to Golden Ocean Group Limited following completion of the Merger.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

Reverse stock split
On August 1, 2016, the Company effected a one-for-five reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The common share par value was adjusted as a result of the reverse stock split as disclosed in Note 26 of these consolidated financial statements.

Business

In April and September 2014, we acquired five and thirteen special purpose companies, or SPCs, respectively, from Frontline 2012 Ltd, or Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding. These transactions were accounted for as a purchase of assets. In April 2014, we issued 3,100,000 shares as consideration for this transaction and cash of $43.4 million was acquired. In September 2014, we issued 6,200,000 shares as consideration for this transaction and cash of $25.1 million was acquired.

As of December 31, 2014, we owned thirteen Capesize dry bulk vessels and had twenty-six Capesize dry bulk vessels under construction.

In March 2015, we purchased the twelve remaining SPCs, from Frontline 2012. In April 2015, we issued 6,200,000 shares as consideration for this transaction and cash of $108.6 million was acquired.

Upon completion of the Merger, we had a fleet of seventy-two vessels and four vessels chartered-in long term on bareboat charter or time charter and one owned through a joint venture.

Up to the completion of the Merger on March 31, 2015, our dry bulk carriers were managed by Golden Ocean Management (Bermuda) Ltd, or the Dry Bulk Manager, a wholly-owned subsidiary of the Former Golden Ocean. Our VLCC's were managed by ICB Shipping (Bermuda) Limited, or the General Manager, a wholly-owned subsidiary of Frontline Ltd, or Frontline, a Bermuda based shipping company whose shares are listed on the New York Stock Exchange and the OSE under the symbol “FRO”.

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

As of December 31, 2016, we owned forty-six dry bulk vessels and had construction contracts for ten newbuildings. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from a third party and one chartered in on a capital lease from a third party) and one vessel indirectly owned through a 50% joint venture. Each vessel is (or, in the case of newbuildings, expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Six of our vessels are chartered-out on fixed rate time charters, ten of our vessels are chartered out on index linked rate time charters and the remaining forty-one vessels operate in the spot market, of which eighteen Capesize vessels participate in the revenue sharing agreement operated by Capesize Chartering Ltd, in which we have a 25% controlling interest.

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

Revenue and expense recognition
Revenues and expenses are recognized on the accruals basis. Revenues are generated from voyage charters and time charters. Voyage revenues are recognized ratably over the estimated length of each voyage and, therefore, are allocated between reporting periods based on the relative transit time in each period. Voyage expenses are recognized as incurred. Probable losses on voyages are provided for in full at the time such losses can be estimated. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period. We use a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage. Revenues generated through revenue sharing agreements are presented gross when the Company is the primary obligor under the charter parties.

Demurrage is a form of damages for breaching the period allowed to load and unload cargo in a voyage charter, or the laytime, and is recognized as income according to the terms of the voyage charter contract when the charterer remains in possession of the vessel after the agreed laytime.

Claims for unpaid charter hire and damages for early termination of time charters or bareboat charters are recorded upon receipt of cash when collectability is not reasonably assured. Such amounts related to services previously rendered are recorded as time charter or bareboat charter revenue. Amounts in excess of services previously rendered are classified as other operating income.

Charter hire expense
Charter hire expense is charged to the consolidated statement of operations on a straight-line basis over the lease term.

Contingent rental expense (income)
Any contingent elements of rental expense (income), such as profit share or interest rate adjustments, are recognized when the contingent conditions have materialized.

Gain (loss) on sale of assets and amortization of deferred gains
Gain (loss) on sale of assets and amortization of deferred gains include losses from the sale of vessels and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel.

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

Marketable securities
Our marketable securities are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses, net of deferred taxes if any, are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the consolidated statement of operations as impairment loss on shares.

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

As of January 1, 2016, under the requirements of ASU 2015-03, we changed the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The change was retrospectively applied and debt issuance costs of $5.4 million at December 31, 2016 (December 31, 2015: $5.8 million) are presented as a deduction from the carrying amount of our debt.

Value of long term charter contracts
We account for the fair value of long term charter contracts, which were related to certain vessels acquired as a result of the Merger as a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset has been recorded for contracts, which are favorable to us and a liability has been recorded for contracts, which are unfavorable to us. The favorable contracts had remaining terms of ten months to 7.5 years at the time of the merger and the unfavorable contracts had remaining terms of three months to ten years. The fair value is amortized over the period of the contract on a straight line basis, except for the value of a contract of affreightment, which is amortized to reflect the timing of the expected economic benefit.

The amortization of favorable contracts is recorded as a reduction of time charter revenues and the amortization of unfavorable contracts is recorded as a reduction of charter hire expenses in the consolidated statement of operations.

Equity method investments
Investments in companies over which we have the ability to exercise significant influence but do not control are accounted for using the equity method. We record our investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and our share of the investees' earnings or losses in the consolidated statements of operations as "Share in results of associated companies". The excess, if any, of purchase price over book value of our investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

Borrowings - loan amendments
Short term obligations that we intend to refinance on a long term basis when the intent to refinance is supported by the ability to consummate the refinancing, are classified as long term liabilities at the balance sheet date.

This is demonstrated by either a post balance sheet issuance of a long term obligation before the balance sheet is issued or when we enter into a financing agreement which clearly permits us to refinance the obligation on a long term basis, on terms that are readily determinable. If the Company enters into a financing agreement, the agreement must not expire within one year of the balance sheet date, no violations of any provisions of the financing agreement should have occurred at the balance sheet date or before the balance sheet is issued and the prospective lender or investor who has entered into the financing agreement should be to be financially capable of honoring the agreement.

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

Restricted Stock Units ("RSUs")
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

Share Options Scheme
Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized (generally as compensation expense) over the requisite service period for all awards that vest based on the ’straight-line method’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Transactions subject to common control and effect of acquisition from shareholder
The acquisition of twelve special purpose companies, each owning one newbuilding contract, from Frontline 2012 in March 2015 is recorded at historical carrying values as the transaction was determined to be between entities under common control and the difference of $59.7 million between the aggregate consideration paid by us and the historic carrying values recognized by Frontline 2012 has been recorded as additional contributed capital surplus.

Financial instruments
In determining the fair value of our financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks, including determining the impact of nonperformance risks, existing at each balance sheet date. For the majority of financial instruments, including most derivatives and long-term debt, standard market conventions and techniques such as options pricing models are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and such value may never actually be realized.

Other comprehensive income/(loss):
The statement of other comprehensive income/(loss) presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of accumulated other comprehensive income/(loss) on the face of the statement in which the components of other comprehensive income/(loss) are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income/(loss), items of other comprehensive income/(loss) (“OCI”) and total comprehensive income/(loss) in two separate and consecutive statements.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In May 2014, the Financial Accounting Standards Board, or FASB, issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under US GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing US GAAP. The FASB recently issued ASU 2015-14, which deferred the effective date of ASU 2014-09 by one year to period commencing on or after December 15, 2017. The Company is in the process of considering the impact of the standard on its consolidated financial statements. For vessels operating on voyage charters, we expect to continue recognizing revenue over time. The time period over which revenue will be recognized is still being determined and, depending on the final conclusion, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. However, the total voyage results recognized over all periods would not change. The adoption of the standard is not expected to have a material impact on other income, primarily income earned from the commercial management of related party vessels.

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

In February 2016, the FASB issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on the balance sheet. This is expected to increase both reported assets and liabilities. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures. Management is analyzing the impact of the adoption of this guidance on the Company’s consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. Management expects that we will recognize increases in reported amounts for property, plant and equipment and related lease liabilities upon adoption of the new standard.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The update clarifies principal vs agent accounting of the new revenue standard. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The guidance will be effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years and early adoption is permitted. We do not expect the adoption of this standard to have a material impact on our consolidated financial statements and related disclosures.

In April 2016, the FASB issued ASU 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The update provides more clarification about identifying performance obligations and licensing. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. The Company is in the process of evaluating the impact of this standard update on its consolidated financial statements and related disclosures.

In May 2016, the FASB issued ASU 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. The update provides some further guidance on assessing the collectability criteria, presentation of sales tax and other similar taxes collected from customers, non-cash considerations and certain other matters related to transition and technical corrections. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted until periods beginning after December 15, 2016. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, any adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. The amendments in this Update should be applied using a retrospective transition method to each period presented. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. The update provides more clarification on thirteen issues. The guidance will be effective for annual and interim periods beginning after December 15, 2017, and shall be applied, at our option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017- 01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The update introduces a screen to determine when an integrated set of assets and activities does not constitute a business. The amendments in this Update are effective for us for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years and are applicable prospectively. Early application is permitted conditionally. We do not expect the adoption of ASU 2017-01 to have a material impact on our consolidated financial statements and related disclosures as under the screening mechanisms of the update, future transactions in relation to an integrated set of assets and activities are more likely to qualify as asset acquisitions as opposed to business combinations.

Accounting Standards Updates, recently adopted

In April 2015, the FASB issued ASU 2015-03, which changes the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The guidance is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted, and must be applied on a retrospective basis to all prior periods presented in the financial statements. The impact of the adoption of this update is disclosed in Note. 21 of these consolidated financial statements.

In August 2014, FASB issued ASU 2014-15 - Presentation of Financial Statements - Going Concern. The amendments in this Update provide guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures and are effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter.

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

The rationale for the Merger was that both companies operate in the dry bulk market and although we operated exclusively with Capesize vessels while the Former Golden Ocean operated with both Capesize and Panamax vessels, and had Supramax newbuildings, both companies were exposed to the same market dynamics.

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

The Transaction

On March 31, 2015, we merged with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, mainly operating with Capesize and Panamax vessels, whereby we acquired 100% of the Former Golden Ocean's outstanding shares and our name was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received our shares as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 of our shares, and we issued a total of 12,300,090 shares to shareholders in the Former Golden Ocean as merger consideration.

Prior to completion of the Merger, we had 22,246,336 common shares outstanding. Following completion of the Merger, and pursuant to the merger agreement, the cancellation of 10,390 common shares (which were held by the Former Golden Ocean) and the cancellation of 908 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration), we had 34,535,128 common shares outstanding. Trading in our shares commenced on the OSE on April 1, 2015 under the ticker code "VLCCF". Commencing on April 7, 2015, our shares traded on the OSE under the ticker code "GOGL". Our common shares began trading under its new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.

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

The value of the consideration paid is calculated as follows:

(in thousands of $)
Fair value of shares issued	307,220
Fair value of vested stock options in the Former Golden Ocean	926
Total value of consideration	308,146

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

Vessels and equipment, net
The 29 vessels acquired have been valued at fair value separately from the attached time charter contracts. Vessels have been valued at fair value (level 2) based on the average of broker valuations from two different ship broker companies The brokers assess each vessel based on, amongst other, age, yard, deadweight and capacity, and compare this to market transactions. For vessels we agreed to sell in April 2015 (Channel Alliance, Channel Navigator, Golden Zhoushan, Golden Beijing and Golden Magnum) the sales price is used. The fair value of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives in accordance with Company's existing policy.

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

Amounts recorded with respect to discontinued operations in 2016, 2015 and 2014 are as follows:

(in thousands of $)	2016	2015	2014
Operating revenues	—	—	—
Net gain on sale of assets	—	—	—
Impairment loss on vessels	—	—	—
Net loss	—	—	(258)

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

For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amounts of $34.5 million and $27.1 million, respectively. For the year ended December 31, 2015, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $28.0 million. For the year ended December 31, 2014, three customers each accounted for 10 percent or more of our consolidated revenues in the amounts of $8.2 million, $8.0 million and $7.9 million, respectively.

8. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2016	2015	2014
Net (loss) income from continuing operations	(127,711)	(220,839)	16,253
Net loss from discontinued operations	—	—	(258)
Net (loss) income	(127,711)	(220,839)	15,995

(in thousands)	2016	2015	2014
Weighted average number of shares outstanding - basic	95,238	30,243	10,489
Impact of restricted stock units	8	27	30
Weighted average number of shares outstanding - diluted	95,246	30,270	10,519

The exercise of vested share options using the treasury stock method was anti-dilutive as of December 31, 2016 and 2015, as the Company reports a net loss for the years then ended. Therefore, as of December 31, 2016 and 2015, 84,000 and 76,200 shares, respectively, were excluded from the denominator in each calculations. The Company did not have any share options plans in existence as of December 31, 2014.

The conversion of the convertible bonds using the if-converted method was anti-dilutive as of December 31, 2016 and 2015, as the Company reports a net loss for the years then ended. Therefore, as of December 31, 2016 and 2015, 2,268,860 and 2,007,025 shares, respectively, were excluded from the denominator in each calculation. The Company did not have any convertible bonds in existence as of December 31, 2014.

On August 1, 2016 the Company completed a 1-for-5 reverse share split of the Company's common shares, whereby every 5 of the Company's issued and outstanding common shares with par value $0.01 per share were automatically combined into one issued and outstanding common share with par value $0.05 per share. The weighted average number of shares outstanding, the number of restricted stock units and the number of shares of the anti-dilutive instruments were retroactively adjusted in the calculations of the basic and diluted earnings per share.

On March 15, 2017 the Company completed an Equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately $60 million) through the issuance of 8,607,800 shares. The issuance of shares that occurred after the year end would have changed materially the number of common shares outstanding at the year end, had this issuance occurred prior to the year end.

9. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2016	2015	2014
Net gain (loss) on sale of vessels	72	(2,062)	—
(Loss) on sale of newbuilding contracts	—	(8,858)	—
Amortization of deferred gains	228	132	—
	300	(10,788)	—

In April 2015, we agreed to the sale of four newbuilding Capesize vessels, two of the vessels Front Atlantic and Front Baltic were sold in August 2015 and November 2015, respectively, and a loss of $2.2 million and a gain of $0.1 million, respectively were recorded.

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

In February 2016 and October 2016, we sold Front Caribbean and Front Mediterranean and gains of $68.0 thousand and $13.0 thousand were recorded, respectively. These were the remaining two newbuilding Capesize vessels agreed to be sold in April 2015.

In August 2016, we sold Golden Lyderhorn, a 1999-built Panamax classified as a vessel held under capital lease, and a loss on sale of $9.0 thousand was recorded as a result of previous impairment.

10. IMPAIRMENT OF VESSELS AND NEWBUILDINGS

During the second quarter of 2016, we recorded an impairment loss of $1.0 million on Golden Lyderhorn, a vessel held under capital lease. The loss recorded is equal to the difference between the carrying value and estimated fair value of the vessel as at June 30, 2016 following an impairment review that was triggered by the likelihood to dispose the vessel prior to the end of its useful life. The sale was subsequently concluded and the vessel was delivered to its new owner in August 2016.

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

11. LEASES

As of December 31, 2016, we leased in eight (2015: eight vessels) from Ship Finance and one vessel (2015: three vessels) from third parties. All of these vessels are leased under long-term time charters which are classified as operating leases.

Charterhire and office rent expense
The future minimum operating lease expense payments under our non-cancelable operating leases as of December 31, 2016 are as follows:

(in thousands of $)
2017	34,626
2018	37,012
2019	35,373
2020	35,475
2021	35,066
Thereafter	169,205
346,757

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis, net of amortization of unfavorable time charter contracts.

As at December 31, 2016, the future minimum rental payments include $1.2 million (2015: $0.2 million) in relation to office rent expenses and $345.5 million (2015: $378.1 million) in relation to charter hire expenses for leased in vessels.

During 2016, 2015 and 2014, the charter hire expense under operating leases, net of amortization of unfavorable time charter contracts-in are as follows:

(in thousands of $)	2016	2015	2014
Charter hire expenses, operating leases	54,365	32,118	—
Amortization of unfavorable time charter contracts-in	(674)	(1,399)	—
Charter hire expenses	53,691	30,719	—

We acquired two long term chartered in vessel, accounted for as operating leases, as a result of the Merger. One vessel was redelivered in June 2015.

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels for an en-bloc for an aggregate price of $272.0 million. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of 10 years. The daily time charter rate is $17,600 during the first 7 years and $14,900 in the remaining 3 years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. A profit share payment (contingent rental expense) of 33% above the daily hire rates for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. In addition, the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first 7 years and $25 per day in the remaining 3 years. We have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day, the minimum lease period has been assessed as thirteen years. Contingent rental income recorded in 2016, 2015 and 2014 as a reduction in charter hire expense was $0.41 million, $0.02 million and nil, respectively.

Rental income
As of December 31, 2016, we leased out six vessels on fixed time charter rates (2015 : six vessels) and ten vessels (2015 : nine vessels) on index-linked time charter rates to third parties with initial periods ranging between 1 year and 10 years. All of these leases are classified as operating leases.

The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of December 31, 2016 are as follows:

(in thousands of $)
2017	43,125
2019	39,268
2019	35,405
2020	23,142
2021	8,394
Thereafter	—
149,334

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of December 31, 2016, the cost and accumulated depreciation of the fifteen owned vessels and the one vessel held under capital lease, which were leased out to third parties, were $771.1 million and $58.2 million, respectively. As of December 31, 2015, the cost and accumulated depreciation of the thirteen owned vessels and the one vessel held under capital lease, which were leased out to third parties, were $639.1 million and $26.7 million, respectively. In addition, nil vessels (2015: one vessel) which is leased in on an operating lease from a related party, is leased out to a third party under an operating lease.

12. MARKETABLE SECURITIES

Our marketable securities are equity securities considered to be available-for-sale securities.

(in thousands of $)	2016	2015
Balance at start of year	14,615	—
Acquired as a result of the Merger	—	5,779
Sales during the year	(328)	—
Purchases during the year	—	32,159
Unrealized loss	(7,763)	(23,323)
Balance at end of year	6,524	14,615

During 2015, we made a $32.2 million investment in a company listed on a U.S. stock exchange. A net unrealized loss concluded as other-than-temporary impairment loss of $19.1 million was recorded in 2015. The fair value of this investment at December 31, 2015 was $13.1 million (December 31, 2014: nil). During 2016, we sold $0.3 million of the investment, for cash proceeds of $0.1 million and realized a loss on the sale of $0.2 million.We recorded a net unrealized loss of $6.3 million of which $8.5 million was concluded as other-than-temporary impairment loss. The fair value of this investment at December 31, 2016 was $6.5 million.

During 2015, we acquired an investment of $5.7 million in a company listed on the Norwegian 'over the counter' market as a result of the Merger. A net unrealized loss concluded as other-than-temporary impairment loss of $4.2 million was recorded in 2015. The fair value of this investment at December 31, 2015 was $1.5 million (December 31, 2014: nil). During 2016, we recorded a net unrealized loss concluded as other-than-temporary impairment loss of $1.5 million. The fair value of this investment at December 31, 2016 was nil.

The unrealized loss is presented as such in the statement of other comprehensive income. The unrealized loss concluded as other-than-temporary impairment loss is transferred from the statement of other comprehensive income to the statement of operations and presented as "Impairment loss on marketable securities".

The cost of available for sale securities is calculated on an average cost basis.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2016 are summarized as follows:

(in thousands of $)
Balance at December 31, 2013	9,317
Deductions credited to income	(1,883)
Balance at December 31, 2014	7,434
Additions charged to income	512
Balance at December 31, 2015	7,946
Additions charged to income	199
Deductions credited to trade receivables	(7,193)
Balance at December 31, 2016	952

The provision for doubtful accounts at December 31, 2016 includes $0.4 million (December 31, 2015: $7.4 million) for two VLCC charters, which were terminated in 2012.

In June 2016, we received $1.7 million and $0.7 million as full settlement of claims for unpaid charter hire and damages for Mayfair and Camden, respectively; the two VLCC vessels for which their charters were terminated in 2012. The settlement related to unrecognized bareboat charter revenue in respect to services rendered in the year ended December 31, 2011 and the aggregate $2.4 million was presented as such on the statement of operations. Trade accounts receivable of $7.0 million and a provision for doubtful accounts in the same amount were written off.

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

14. OTHER RECEIVABLES

(in thousands of $)	2016	2015
Agent receivables	2,070	2,496
Advances	486	282
Claims receivables	420	927
Other receivables	8,011	11,287
	10,987	14,992

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2016 and December 31, 2015.

15. VALUE OF CHARTER PARTY CONTRACTS

The value of favorable charter-out contracts is summarized as follows:

(in thousands of $)	2016	2015
Opening balance	103,376	—
Acquired as a result of the Merger	—	127,090
Amortization charge	(27,277)	(23,714)
Total	76,099	103,376
Less: current portion	(22,413)	(28,829)
Non current portion	53,686	74,547

Time charter revenues in 2016, 2015 and 2014 have been reduced by $27.3 million, $23.7 million and nil, respectively, as a result of the amortization of favorable charter-out contracts.

The value of favorable charter-out contracts will be amortized as follows:

(in thousands of $)
2017	22,413
2018	18,732
2019	18,732
2020	12,148
2021	4,074
Thereafter	—
76,099

The value of unfavorable charter-in contracts is summarized as follows:

(in thousands of $)	2016	2015
Opening balance	6,144	—
Acquired as a result of the Merger	—	7,543
Amortization charge	(674)	(1,399)
Total	5,470	6,144
Less: current portion	(672)	(674)
Non current portion	4,798	5,470

The current and non current portion of the value of unfavorable charter-in contracts is recorded in other current liabilities and long term liabilities, respectively.

Charter hire expenses in 2016, 2015, and 2014, have been reduced by $0.7 million, $1.4 million and nil, respectively, as a result of the amortization of unfavorable charter-in contracts.

The value of unfavorable charter-in contracts will be amortized as follows:

(in thousands of $)
2017	672
2018	672
2019	672
2020	674
2021	672
Thereafter	2,108
5,470

16. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2013	305,581	(42,834)	262,747
Purchase of vessels	24,085	—
Value of share consideration paid in connection with purchase of vessel	38,874	—
Transfer from newbuildings	546,520	—
Depreciation	—	(19,561)
Balance at December 31, 2014	915,060	(62,395)	852,665
Additions	24	—
Disposals	(382,855)	3,391
Transfer from newbuildings	574,523	—
Acquired as a result of the Merger	632,997	—
Impairment loss	(199,190)	58,228
Depreciation	—	(51,578)
Balance at December 31, 2015	1,540,559	(52,354)	1,488,205
Transfer from newbuildings	425,393	—
Additions	194	—
Disposals	(92,351)	—
Depreciation	—	(62,502)
Balance at December 31, 2016	1,873,795	(114,856)	1,758,939

At December 31, 2016, we owned two Newcastlemaxes, twenty Capesizes, eight Kamsarmaxes, ten Ice-class Panamaxes and six Supramaxes (At December 31, 2015: seventeen Capesizes, eight Kamsarmaxes, ten Ice-class Panamaxes and five Supramaxes).

In April 2014, one of our subsidiaries acquired a 2013-built Capesize dry bulk carrier, Bulk China (renamed KSL China), from Karpasia. The consideration consisted of the issuance of 620,000 shares, which were recorded at a price of $62.70 per share or $38.9 million in aggregate, and a cash payment of $24.0 million.

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

We took delivery of one Capesize dry bulk newbuilding in the second quarter of 2015, Golden Aso, which was purchased from Frontline 2012 and one Supramax newbuilding dry bulk, Golden Taurus, which was acquired as a result of the Merger.

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

We took delivery of two vessels in the third quarter of 2015, the Golden Finsbury, a Capesize dry bulk newbuilding and Front Atlantic, a Capesize dry bulk newbuilding. The Front Atlantic was simultaneously sold and we recognized a loss of $2.2 million.

We took delivery of Front Baltic, a Capesize dry bulk newbuilding, in the fourth quarter of 2015. This vessel was simultaneously sold and we recognized a gain of $0.1 million.

In January 2016, we took delivery of Golden Barnet, Golden Bexley, both Capesize dry bulk newbuildings and Golden Scape and Golden Swift, both Newcastlemax dry bulk newbuildings. All of these newbuildings were purchased from Frontline 2012. The total construction cost transferred from newbuildings amounts to $254.1 million.

In February 2016, we took delivery of Front Caribbean, a Capesize dry bulk newbuilding. The total construction cost transferred from newbuldings amounts to $46.1 million. The vessel was sold upon delivery for sales proceeds of $46.2 million and we recognized a gain of $68.0 thousand.

In May 2016, we took delivery of Golden Fulham, a Capesize dry bulk newbuilding which was purchased from Frontline 2012. The total construction cost transferred from newbuldings amounts to $52.9 million.

In August 2016, we took delivery of Golden Leo, a Supramax dry bulk newbuilding which was acquired as a result of the Merger. The total construction cost transferred from newbuldings amounts to $26.0 million.

In October 2016, we took delivery of Front Mediterranean, a Capesize dry bulk newbuilding. The total construction cost transferred from newbuldings amounts to $46.2 million. The vessel was sold upon delivery for sales proceeds of $46.3 million and we recognized a gain of $13.0 thousand.

Total depreciation expense was $62.5 million $51.6 million and $19.6 million in 2016, 2015 and 2014, respectively.

17. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)
Balance at December 31, 2014	—
Acquired as a result of the Merger	14,029
Impairment loss	(4,525)
Depreciation	(1,150)
Balance at December 31, 2015	8,354
Disposals	(3,473)
Impairment loss	(985)
Depreciation	(940)
Balance at December 31, 2016	2,956

In 2015, we recorded an impairment loss of $4.5 million in respect of the Golden Lyderhorn following an impairment review that was triggered by a significant fall in rates in the Baltic Dry Index. The fair value of Golden Lyderhorn, was determined using discounted expected future cash flows from the leased vessel.

During the second quarter of 2016, we recorded an impairment loss of $1.0 million on Golden Lyderhorn, a vessel held under capital lease. The loss recorded is equal to the difference between the carrying value and estimated fair value of the vessel as at June 30, 2016 following an impairment review that was triggered by the likelihood to dispose the vessel prior to the end of its useful life, as a result of the exercise of the put option of $9.5 million held by the lessor of the vessel. The sale was subsequently concluded for net proceeds of $3.5 million and a loss on sale of $9.0 thousand was recorded. The vessel was delivered to its new owner in August 2016.

The outstanding obligations under capital leases at December 31, 2016 are payable as follows:

(in thousands of $)
2017	5,944
2018	5,944
2019	5,944
2020	1,791
2021	—
Thereafter	—
Minimum lease payments	19,623
Less: imputed interest	(2,092)
Present value of obligations under capital leases	17,531

As of December 31, 2016, we held one vessel under capital lease (December 31, 2015: two vessels). The leases are for initial term of 10 years. The remaining period on the lease at December 31, 2016 is 4 years (December 31, 2015: range from one to 5 years).

As of December 31, 2016, we had the following purchase options for the one vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	December 2017	38,000
Golden Eclipse	December 2018	36,250
Golden Eclipse	December 2019	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor (Golden Eclipse).

18. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings at December 31, 2016 relates to eight Capesize and two Supramax dry bulk newbuildings (December 31, 2015: thirteen Capesize, two Newcastlemax and three Supramax dry bulk newbuildings).

Movements in the three years ended December 31, 2016 are summarized as follows:

(in thousands of $)
Balance at December 31, 2013	26,706
Installments and newbuilding supervision fees paid and accrued	356,355
Value of share consideration paid in connection with purchase of SPCs, net of cash acquired:
- in April 2014	150,959
- in September 2014	331,661
Interest capitalized	4,179
Transfers to Vessels and Equipment	(546,520)
Balance at December 31, 2014	323,340
Acquired as a result of the Merger	12,030
Value of share consideration paid in connection with purchase of SPCs, net of cash acquired;	78,201
Installments and newbuilding supervision fees paid	508,482
Interest capitalized	8,979
Disposals	(10,785)
Impairment loss	(7,110)
Transfers to Vessels and Equipment	(574,523)
Balance at December 31, 2015	338,614
Installments and newbuilding supervision fees paid	265,083
Interest capitalized	2,258
Transfers to Vessels and Equipment	(425,393)
Balance at December 31, 2016	180,562

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding. The consideration consisted of the issuance of 3,100,000 shares, which were recorded at a price per share of $62.70 or $194.4 million in aggregate, and $150.0 million was assumed in remaining newbuilding installments. Cash of $43.4 million was acquired with the SPCs and so $151.0 million of the consideration was allocated to the cost of the newbuilding contracts. Two of the five Capesize newbuildings were delivered to us in May 2014 and the remaining three were delivered in June, July and September 2014.

In April 2014, we also agreed to acquire 25 SPCs, each owning a dry bulk newbuilding, from Frontline 2012. Thirteen of these SPC's were acquired in September 2014. The consideration consisted of the issuance of 6,200,000 shares, which were recorded at a price per share of $57.55 or $356.8 million in aggregate, and $490.0 million was assumed in remaining newbuilding installments. Cash of $25.1 million was acquired with the SPCs and so $331.7 million of the consideration was allocated to the cost of the newbuilding contracts. Three of the thirteen newbuildings were subsequently delivered to us in 2014. KSL Santiago was delivered in September 2014 and KSL San Francisco and KSL Santos were delivered in October 2014.

We took delivery of five Capesize dry bulk newbuildings in the first quarter of 2015 (KSL Sakura, KSL Seville, KSL Seoul, Golden Kathrine and KSL Stockholm), all of which were purchased from Frontline 2012 in September 2014.

In March 2015, we acquired twelve SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the twelve SPCs was settled by the issuance of 6,200,000 shares, which were recorded at a price per share of $20.50 or $127.1 million in aggregate, and $404.0 million were assumed in remaining newbuilding commitments. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs. No other working capital balances were acquired. This purchase has been accounted for a ‘common control’ transaction and the twelve SPCs have been recorded at Frontline 2012’s historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

In March 2015, we acquired four Supramax dry bulk newbuildings as a result of the Merger, of which the Golden Taurus, was delivered in May 2015.

In April 2015, we agreed to the sale of four newbuilding Capesize vessels which had been purchased from Frontline 2012 in March 2015. We agreed to time charter-in three of the vessels for periods between six and twelve months upon completion of their sale. We do not expect to fund these newbuildings with any debt prior to delivery to the new owners. We completed the construction and sale of Front Atlantic and Front Baltic in August and November 2015, respectively. Front Caribbean and Front Mediterranean were completed and sold in 2016. A loss on sale of $2.2 million was recorded on the sale of Front Atlantic. As a result of the loss on the sale of Front Atlantic, we expected the remaining costs to delivery for each of the three remaining newbuilding to exceed the agreed sale price and an impairment loss of $7.1 million was recorded. In November 2015, we took delivery of the Capesize dry bulk newbuilding, Front Baltic, and a gain on sale of $0.1 million was recorded. A cash deposit of $9.4 million per vessel was transferred by the buyer into an escrow account in the joint names of ourselves and the buyer. All interest on this deposit accrues to the buyer. This escrow account has not been recorded on the balance sheet at December 31, 2015. The deposit for the Front Caribbean was released on delivery of this vessel in 2016 and formed part of the sale proceeds received of $46.2 million.

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

In January 2016, we took delivery of Golden Barnet, Golden Bexley, both Capesize newbuildings and Golden Scape and Golden Swift, both Newcastlemax newbuildings. Upon delivery, aggregate final installments including agreed extras of $112.6 million were paid.

In February 2016, we took delivery of Front Caribbean, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $33.4 million was paid.

In May 2016, we took delivery of Golden Fulham, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $41.5 million was paid.

In August 2016, we took delivery of Golden Leo, a Supramax newbuilding. Upon delivery, the final installment including agreed extras of $15.7 million was paid.

In October 2016, we took delivery of Front Mediterranean, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $33.5 million was paid.

During 2016, we paid and capitalized in aggregate pre-delivery installments of $24.6 million and other capitalized costs $3.7 million.

As at December 31, 2016, there is no difference between the aggregate of installments and newbuilding supervision fees paid and interest capitalized of $267.3 million and the additions to newbuildings per the consolidated statement of cash flows.

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

19. EQUITY METHOD INVESTMENTS

As at December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2016	2015
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Golden Opus Inc. ("G. Opus")	50.00%	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	21.25%
Capesize Chartering Ltd ("CCL")	25.00%	20.00%

Movements in equity method investments for the years ended December 31, 2016 and 2015 are summarized as follows:

(in thousands of $)	UFC	G. Opus	Seateam	Total
At December 31, 2014	—	—	—	—
Acquired as a result of the Merger	630	10,379	337	11,346
Dividends received from associated companies	—	—	(88)	(88)
Share of income / (loss)	140	(821)	248	(433)
Impairment loss	—	(4,600)	—	(4,600)
At December 31, 2015	770	4,958	497	6,225
Dividends received from associated companies	—	—	(256)	(256)
Share of income / (loss)	(149)	(694)	462	(381)
Impairment loss	—	(2,142)	—	(2,142)
Equity contribution	—	750	—	750
Purchases	—	—	28	28
At December 31, 2016	621	2,872	731	4,224

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or CCL. The purpose of the new company is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability through the joint marketing opportunity, with the overall aim of enhancing economic efficiencies. CCL commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved. We acquired the Former Golden Ocean's 20% interest in Capesize Chartering upon completion of the Merger and allocated nil value to this shareholding.

As at December 31, 2015, we recorded an impairment loss of $4.6 million against the carrying value of investment in Golden Opus Inc following an impairment review that was triggered by the significant fall in rates in the Baltic Dry Index. The loss recorded is equal to the difference between the carrying value prior to the impairment of $9.6 million and its estimated fair value of $5.0 million.

In February 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in CCL to the remaining four joint venture partners (Bocimar International NV, C Transport Holding Ltd, Star Bulk Carrier Corp and the Company). The Company's initial investment in Capesize Chartering and subsequent share of results is insignificant at December 31, 2016.

In April 2016, the Company purchased additional 5,156 ordinary shares at par value of SG$1 in Seateam. The purchase increased the stake of the Company from 21.25% to 22.19%. The net asset value per share at the date of the purchase was $5.47 and resulted in a gain on purchase of $24 thousand recognized in other financial items.

In March 2016, we contributed $0.8 million additional capital to Golden Opus Inc.

As at March 31, 2016 we recorded an further impairment loss of $2.2 million against the carrying value of the investment in Golden Opus Inc. following an impairment review triggered by the continuing fall in the Baltic Dry Index. The loss recorded is equal to the difference between the carrying value prior to the impairment of $5.3 million and its estimated fair value of $3.1 million.

In 2016, cash dividends received from equity method investees amounted to $0.3 million (2015: $0.1 million, 2014: nil).

20. OTHER LONG TERM ASSETS

(in thousands of $)	2016	2015
Acquired as a result of the Merger	4,744	9,116
Accreted interest	56	357
Repayments	(750)	—
Transfers to current assets	(250)	—
Provision for uncollectible receivables	(1,800)	(4,729)
Other long term asset	2,000	4,744
Deferred tax asset	343	—
Prepaid charterhire expenses	5,184	—
Other long term assets	7,527	4,744

The other long term asset was acquired as a result of the Merger and is the fair value of the amount owed following the sale of a vessel by the Former Golden Ocean in 2009. The balance falls due on March 31, 2017 and was valued at $9.1 million based on the actual amount of $10.0 million that is owed and a 7% discount rate. The amount owed bears interest of 2%. In 2015, $0.6 million was recorded as interest income in respect of this asset, $0.2 million was in respect of interest income received and $0.4 million was in respect of the amortized of the fair value adjustment. The provision for uncollectible receivables was recorded following increased credit risk as a result of the weak market conditions.

In 2016, the Company renegotiated the principal amount of the asset to $3.0 million and its repayment profile, with the interest rate set to 1% and the maturity date to December 31, 2019. As a result, the asset was re-measured at $3.0 million and a provision for uncollectible receivables of $1.8 million was recognized. In 2016, and prior to the renegotiation of terms, the Company recognized interest income of $0.2 million of which $0.1 million relates to interest income accruing on the original principal and interest rate and $0.1 million relates to amortization of the fair value adjustment (accreted interest). After the renegotiation of the terms, the Company recognized interest income of $21.3 thousand accruing on the amended principal and interest rate.

The outstanding other long term asset as of December 31, 2016 is receivable as follows:

(in thousands of $)
2017	250
2018	500
2019	1,500
2020	—
2021	—
Thereafter	—
2,250

In the third quarter of 2015, eight vessels were sold and leased back from Ship Finance for a period of 10 years. The daily time charter rate is $17,600 during the first 7 years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). We have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. Since the daily time charter rate is not constant over the extended lease term, we have straight lined the total expense over the term and an amount of $5.2 million was credited to charter hire expenses in 2016 (2015: nil) with the corresponding asset presented as part of other long term assets. We will begin to amortize this asset when the daily charter hire rate reduces in the third quarter of 2022.

21. DEBT

(in thousands of $)	2016	2015
$33.93 million term loan	28,275	28,841
$82.5 million term loan	44,367	47,597
$284.0 million term loan	258,538	262,541
$420.0 million term loan	388,545	395,875
$425.0 million term loan	166,743	26,885
Total U.S. dollar denominated floating rate debt	886,468	761,739
U.S. dollar denominated fixed rate debt	177,300	167,815
Sellers credit	—	4,739
Deferred charges	(5,350)	(5,797)
Total debt	1,058,418	928,496
Less: current portion	—	(20,380)
	1,058,418	908,116

Movements in 2016 and 2015 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Sellers credit	Deferred charges	Total
Balance at December 31, 2014	363,500	—	—	(3,534)	359,966
Debt assumed as a result of the Merger	426,602	161,200	4,511	—	592,313
Loan repayments	(244,338)	—	—	—	(244,338)
Loan draw downs	215,975	—	—	—	215,975
Amortization of purchase price adjustment	—	6,615	228	—	6,843
Capitalized financing fees and expenses	—	—	—	(3,825)	(3,825)
Amortization of capitalized fees and expenses	—	—	—	1,562	1,562
Balance at December 31, 2015	761,739	167,815	4,739	(5,797)	928,496
Loan repayments	(17,471)	—	(4,748)	—	(22,219)
Loan draw downs	142,200	—	—	—	142,200
Amortization of purchase price adjustment	—	9,485	9	—	9,494
Capitalized financing fees and expenses	—	—	—	(898)	(898)
Amortization of capitalized fees and expenses	—	—	—	1,345	1,345
Balance at December 31, 2016	886,468	177,300	—	(5,350)	1,058,418

$33.93 million credit facility
We assumed this debt of $30.5 million as a result of the Merger. This facility finances two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 25, 2018. The terms of the facility were amended on March 31, 2016, as described below.

During 2016, $0.6 million (2015: $1.7 million) were repaid and there have been nil draw downs (2015: nil). As of December 31, 2016, $28.3 million (2015: $28.8 million) was outstanding under this facility and there was no available, undrawn amount and $1.7 million in repayments was deferred. At December 31, 2016, this facility was secured by two ( 2015: two) of our Panamax vessels.

$82.5 million credit facility
We assumed this debt of $67.8 million as a result of the Merger. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment on the final maturity date on October 31, 2018. The terms of the facility were amended on March 31, 2016, as described below.

During 2016, $3.2 million were repaid of which $2.0 million to comply with the minimum value covenant as of December 31, 2015. During 2016, there have been nil draw downs (2015: nil). In 2015, $20.2 million were repaid of which $17.7 million in May 2015, following the sale of Channel Alliance and Channel Navigator. As of December 31, 2016, $44.4 million (2015: $47.6 million) was outstanding under this facility and there was no available, undrawn amount and $3.7 million in repayments was deferred. At December 31, 2016, this facility was secured by four (2015: four) of our Ice-class Panamax vessels.

$284.0 million credit facility
We assumed this debt of $260.5 million as a result of the Merger. This facility finances 19 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment on the final maturity date on December 31, 2019. The terms of the facility was amended on March 31, 2016, as described below.

During 2016, $4.0 million (2015: $11.7 million) were repaid and there have been nil draw downs (2015: $13.8 million). As of December 31, 2016, $258.5 million (2015: $262.5 million) was outstanding under this facility and there was no available, undrawn amount and $12.0 million in repayments was deferred. At December 31, 2016, this facility was secured by two (2015: two) of our Capesize vessels, four (2015: four) Ice class Panamax vessels, five (2015: five) Supramax vessels and eight (2015: eight) Kamsarmax vessels.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to$420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of fourteen tranches of up to $30.0 million to finance, in part, fourteen of our newbuildings. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 2.5%. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all fourteen trances. The terms of the facility was further amended on March 31, 2016, as described below.

During 2016, $7.3 million (2015: $17.6 million) were repaid of which $2.2 million to comply with the minimum value covenant as of December 31, 2015. During 2016, there have been nil draw downs. During 2015, $175.0 million was drawn down on delivery of six Capesize bulk carriers. As of December 31, 2016, $388.5 million (2015: $395.9 million) was outstanding under this facility and there was no available, undrawn amount and $15.5 million in repayments was deferred. The facility is secured by fourteen (2015: fourteen) of our Capesize vessels.

$425.0 million senior secured post-delivery term loan facility
In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance fourteen newbuilding vessels. The facility was initially divided into twelve tranches of $30.0 million and two tranches of $32.5 million. Each tranche was originally repayable in quarterly payments of 1/80 of the drawn down amount and all amounts outstanding are to be repaid on the final maturity date of March 31, 2021. The loan bore interest at LIBOR plus a margin of 2.0%. In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries. The terms of the loan were further amended on March 31, 2016, as described below.

During 2016, $2.3 million (2015: $0.3 million) were repaid. During 2016, $142.2 million (2015: $27.2 million) was drawn down on delivery of five Capesize bulk carriers (2015: one Capesize bulk carrier). As of December 31, 2016, $166.7 million (2015: $26.9 million) was outstanding under this facility and there was $200.0 million available, undrawn amount and $7.6 million in repayments was deferred. At December 31, 2016, this facility was secured by six (2015: one) of our Capesize vessels.

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

Loan Amendments and Cash Sweep Mechanism
In February 2016, we agreed with our lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Loan Facilities. For the period from April 1, 2016 to September 30, 2018 there will be no repayments on these facilities, subject to a cash sweep mechanism as described below. The minimum value covenant is set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and the market adjusted equity ratio is waived up until the same date. We have also agreed that for the nine (six as of the date of this report) remaining newbuilding contracts where we have financing in the $425.0 million term loan facility, there will be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans are unchanged, however, we will pay an increased margin of 4.25% for the deferred repayments under the loan facilities. We will resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism described below and without affecting the final maturity date.

A cash sweep mechanism is in place whereby we will pay down on the deferred repayment amount should our cash position improve. We will report and furnish our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million will be used to repay the loans on the cash sweep repayment date, which is when the compliance certificates fall due. The first cash sweep repayment date was due at the end of the third quarter of 2016 and no payments were triggered following reporting to the lenders. The cash sweep that we will pay to each lender will be based on a relative value of the deferred amount in each facility as calculated as per end of that half year period equal to:

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
As at December 31, 2016, all of our bank debt is classified as long term, and the deferred repayments under the loan facilities amounted to $40.5 million. Based on the improved cash position and amended terms on the outstanding newbuildings, the Company expects to prepay part of the deferred debt repayments during the second quarter of 2017 based on the first quarter 2017 reporting of the Free Projected Cash. The estimated prepayment amount is classified as long term debt as of December 31, 2016 as the measurement and compliance periods under the loan agreements being the first and third quarters. Subject to working capital changes in the first quarter of 2017, the Company expects to prepay the December 31, 2016 deferred repayment balance under the loan facilities.

As of December 31, 2015, the amendments to the loan agreements resulted in re-classification of $34.1 million as long term.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. With regards to free cash, we have covenanted to retain at least $53.8 million of cash and cash equivalents as at December 31, 2016 (December 31, 2015: $48.5 million) and this is classified as Restricted cash, non current assets. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

In January 2016, we prepaid $4.2 million, in aggregate, on two loan facilities in order to comply with year end minimum value covenant requirements. This amount was classified as short term debt as of December 31, 2015. All other covenants were in compliance with this covenant and other covenants at December 31, 2016 and December 31, 2015.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5 year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the convertible bond agreement. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The conversion price at December 31, 2016 was $88.15 (December 31, 2015: $99.65) per share, as adjusted following the 5-to-1 reverse share split and was subject to adjustment for any dividend payments in the future. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond will have a value of $200 million on maturity. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. As at December 31, 2016, 2,268,860 (December 31, 2015: 2,007,025) new shares would be issued if the bonds were converted at the current price of $88.15 (December 31, 2015: $99.65).

During 2016, $9.5 million (2015: $6.6 million) was amortized and recorded as interest expense.

Seller's credit
In 2013, the Former Golden Ocean purchased two vessels at which time the seller provided a 30% seller’s credit towards the cost of the vessel. The fair value of the sellers credit at the time of the Merger was $4.5 million based on the discounted value. The difference of $0.3 million was amortized over the remaining life of the seller's credit so as to maintain a constant effective rate so that the seller's credit had a value of $4.8 million on maturity in 2016.

During 2016, $8.3 thousand (2015: $0.2 million) was amortized and recorded as interest expense and the credits were fully settled by us.

Deferred charges

During 2016, an arrangement fee of $0.9 million was paid and capitalized with our term loan facilities.

As of January 1, 2016, under the requirements of ASU 2015-03, we changed the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The change was retrospectively applied and debt issuance costs of $5.4 million at December 31, 2016 (December 31, 2015: $5.8 million ) are presented as a deduction from the carrying amount of our debt.

During 2015, an arrangement fee of $3.8 million was paid and capitalized in connection with the $425.0 million term loan facility that was entered into in January 2015. The $175.0 million term loan facility was fully repaid and fully amortized deferred charges of $2.3 million were removed from cost and accumulated amortization.

The outstanding debt as of December 31, 2016 is repayable as follows:

(in thousands of $)
2017	—
2018	84,290
2019	485,092
2020	374,168
2021	142,918
Thereafter	—
1,086,468
Amortization of purchase price adjustment	(22,700)
1,063,768

Assets pledged
As of December 31, 2016, forty-five vessels (2015: forty vessels) with an aggregate carrying value of $1,733.2 million (2015: $1,488.2 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2016 and 2015 was 2.37%, and 2.30% respectively. Our fixed rate debt bears interest of 3.07% per annum.

22. ACCRUED EXPENSES

(in thousands of $)	2016	2015
Voyage expenses	3,467	3,229
Ship operating expenses	6,424	6,496
Administrative expenses	935	1,207
Tax expenses	12	189
Interest expenses	7,029	6,757
	17,867	17,878

23. OTHER CURRENT LIABILITIES

(in thousands of $)	2016	2015
Deferred charter revenue	10,509	4,120
Deferred gain on sale and leaseback	258	337
Unfavorable charter party contracts	672	674
Other current liabilities	3,178	8,862
	14,617	13,993

24. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2016	2015
Interest rate swaps	1,502	1,641
Bunker derivatives	92	—
Asset Derivatives - Fair Value	1,594	1,641

(in thousands of $)	2016	2015
Interest rate swaps	1,777	1,879
Currency swaps	213	183
Bunker derivatives	—	3,338
Liability Derivatives - Fair Value	1,990	5,400

In 2015, $0.2 million asset derivatives/interest rate swaps and $1.5 million liability derivatives/bunker derivatives were assumed by us as a result of the Merger.

During 2016, 2015 and 2014, the following were recognized and presented under “Loss on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2016	2015	2014
Interest rate swaps	Interest expense	1,807	2,127	—
	Unrealized fair value loss	38	394	—
Foreign currency swaps	Unrealized fair value loss	30	183	—
Forward freight agreements	Realized (gain) loss	(42)	606	—
Bunker derivatives	Realized (gain) loss	(2,676)	1,776	—
	Unrealized fair value loss	1,518	1,853	—
		675	6,939	—

25. LONG TERM LIABILITIES

(in thousands of $)	2016	2015
Deferred gain on sale and leaseback	2,744	2,893
Other long term liabilities	5,468	5,647
	8,212	8,540

26. SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2016	2015
150 million common shares of $0.05 par value	7,500	—
500 million common shares of $0.01 par value	—	5,000

On September 18, 2015, at the Company's 2016 Annual General Meeting, the shareholders approved that the Company's authorized share capital was increased from $2,000,000 divided into 200,000,000 common shares of $0.01 par value to $5,000,000 divided into 500,000,000 common shares of $0.01 par value. It was further resolved that the share premium account (presented as "Additional paid in capital" in the statements of changes in equity) to be reduced to nil and that the amount resulting from the reduction be credited to the contributed capital surplus account. A transfer of $1,207.4 million was made in the third quarter of 2015 in this respect.

On February 22, 2016, at a Special General Meeting, the shareholders approved that the Company's authorized share capital was increased from $5,000,000 divided into 500,000,000 common shares of $0.01 par value to $6,000,000 divided into 600,000,000 common shares of $0.01 par value.

On August 1, 2016 the Company effected 1-for-5 reverse share split of the Company's common shares where every five shares of the Company's issued and outstanding common shares par value $0.01 per share was automatically combined into one issued and outstanding common share par value $0.05 per share. As a result of the 1-for-5 reverse share split the Company's authorized capital was restated from $6,000,000 divided into 600,000,000 common shares of $0.01 par value to $6,000,000 divided into 120,000,000 common shares of $0.05 par value.

On September 23, 2016, at the Company's 2016 Annual General Meeting, the shareholders approved that the Company's authorized share capital was increased from $6,000,000 divided into 120,000,000 common shares of $0.05 par value to $7,500,000 divided into 150,000,000 common shares of $0.05 par value.

Issued and fully paid share capital:
(number of shares of $0.05 each)	2016	2015
Balance at start of year	34,535,128	16,024,310
Shares issued re:
- settlement of RSUs	19,954	22,026
- purchase of twelve SPCs in March 2015	—	6,200,000
- merger with the Former Golden Ocean	—	12,300,090
- private placement	68,736,800	—
- subsequent offering	2,673,858
- cancellation	(548)	(11,298)
Balance at end of year	105,965,192	34,535,128

Our common shares are listed on the NASDAQ Global Select Market and the OSE.

In March 2015, we issued 22,026 common shares in settlement of the first, second and third tranches of the RSUs granted in January 2014, January 2013, December 2011, respectively.

In March 2015, 6.2 million common shares were issued to Frontline 2012 in connection with the acquisition of 12 Capesize dry bulk newbuildings. The shares were recorded at a price per share of $20.50 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs. As this purchase has been accounted for a ‘common control’ transaction the twelve SPCs have been recorded at Frontline 2012’s historical carrying value and a contribution from shareholder of $59.7 million has been recorded in Contributed capital surplus.

On completion of the Merger 12,300,090 shares were issued to the Former Golden Ocean shareholders and pursuant to the merger agreement, 10,390 common shares (which were held by the Former Golden Ocean) and 908 common shares (which account for fractional shares that we will not be distributed to the Former Golden Ocean shareholders as merger consideration) were canceled.

In February 2016, we announced a private placement of 68,736,800 new shares, or the Private Placement Shares, at NOK 25.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million). The Private Placement Shares were restricted shares in the U.S. and were subject to a six month holding period during which they could not be traded in the U.S. There are currently no restrictions to the shares.

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 6,873,680 new common shares at NOK 25.00 per share for gross proceeds of up to NOK171.8 million (approximately $20 million). Ultimately, 2,673,858 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66.8 (approximately $7.8 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering were restricted shares in the U.S. There are currently no restrictions to the shares.

In total, the net proceeds from the private placement were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

On August 1, 2016 the Company effected 1-for-5 reverse share split of the Company's common shares where every five shares of the Company's issued and outstanding common shares par value $0.01 per share was automatically combined into one issued and outstanding common share par value $0.05 per share. This reduced the number of outstanding common shares from 529,728,928 to 105,945,238. Share capital amounts in the balance sheet at December 31, 2016 and December 31, 2015 and the number of shares in this Note have been restated for the 1-for-5 reverse share split.

On October 24, 2016 the Company issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan (the “Plan”) and the restricted stock unit award agreements related to the Plan. As a result of the share issuance, there are currently no outstanding awards under the Plan.

As at December 31, 2016, 105,965,192 common shares were outstanding (December 31, 2015: 34,535,128 common shares), taking into consideration to 1-for-5 reverse share split.

27. RESTRICTED STOCK UNITS

In September 2010, the Board of Directors (the "Board") approved the adoption of the 2010 Equity Incentive Plan (the "Plan") and reserved 160,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to our directors, officers, employees affiliates, consultants and service providers. We have issued RSUs under the plan, which generally vest over three years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

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

The following table summarizes restricted stock unit transactions in 2016, 2015 and 2014:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2013	17,632	17,632	35,263	$45.95
Granted	5,511	5,511	11,022	$47.40
Settled	(8,227)	(8,227)	(16,454)	$46.60
Units outstanding as of December 31, 2014	14,916	14,916	29,832	$22.65
Granted	4,920	4,921	9,841	$21.50
Settled	(8,092)	(8,093)	(16,185)	$22.20
Units outstanding as of December 31, 2015	11,744	11,744	23,488	$5.35
Settled	(11,744)	—	(11,744)	$3.64
Forfeited	—	(11,744)	(11,744)	-
Units outstanding as of December 31, 2016	—	—	—

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate. The RSU expense in 2016, 2015 and 2014 was $0.01 million, $0.01 million and $0.2 million, respectively.

In February 2014, we issued 9,898 common shares and paid $464,630 to members our Board, to the General and the Dry Bulk Manager in settlement of the first, second and third tranches of the RSU's granted in January 2013, December 2011 and December 2010, respectively, which vested in January 2014 and December 2013, respectively. These settlements represented 50% of the value in common shares and 50% of the value in cash for each of the directors and each of the two management companies.

In January 2014, our Board granted a total of 11,022 RSUs pursuant to the 2010 Equity Plan to members of the Board and the two management companies (General and the Dry Bulk Manager). These RSU's were scheduled to vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In January 2015, our Board granted a total of 9,841 RSUs pursuant to the 2010 Equity plan to members of the Board and the two management companies (General and the Dry Bulk Manager). These RSUs were scheduled to vest over three years at a rate of 1/3 of the number of RSUs granted on each anniversary of the date of grant.

In March 2015, we issued 22,026 common shares in settlement of the first, second and third tranches of RSUs granted in January 2014, January 2013 and December 2011, respectively.

On August 1, 2016, we effected 1-for-5 reverse share split of our common shares where every five shares of our issued and outstanding common shares par value $0.01 per share was automatically combined into one issued and outstanding common share par value $0.05 per share. This reduced the number of outstanding RSUs from 117,440 to 23,488.

The number of RSU's during 2016, 2015 and 2014, as presented in this Note have been restated for the 1-for-5 reverse share split.

On September 22, 2016, the management companies resolved to forfeit their 11,744 outstanding awards.

On October 24, 2016, we issued an aggregate of 19,954 common shares in settlement of all the outstanding tranches of RSUs granted in January 2015, January 2014 and January 2013 to the members of the Board, as adjusted for dividends. As a result of the share issuance, there are currently no outstanding awards under the 2010 Equity Plan.

28. SHARE OPTIONS

2016 Share Option Plan:

In November 2016, the Board approved the adoption of the 2016 Share Option Plan, or the "2016 Plan". The 2016 Plan permits share options to be granted to directors, officers and employees, or the Option holders, of the Company and its subsidiaries. The plan has a 10 year term effective November 2016, unless otherwise determined by the Board. The share options entitle the Option holders to subscribe for common shares at a price per share equal to the exercise price as determined by the Board on the date the share options are granted. The share options have no voting or other shareholder rights.

On November 10, 2016, the Board approved the issue of 700,000 share options to senior management in accordance with the terms of the 2016 Plan at an exercise price of $4.20, adjusted for any distribution of dividends made before the relevant options are exercised. The share options have a five years term and vest over a three years period equally at a rate of 1/3 of the number of share options granted on each annual anniversary of the date of grant, subject to the option holder continuing to provide services to the Company from the grant date through the applicable vesting date.

The fair value of the share options granted on November 10, 2016 under the 2016 Scheme was calculated on the Black-Scholes method. The significant assumptions used to estimate the fair value of the share options are set out below:

•	Grant Date: November 10, 2016

•	Expected Term: Given the absence of expected dividend payments and that the exercise price is adjustable for any distribution of dividends made before the relevant options are exercised, we expect that it is optimal for holders of the granted options to avoid early exercise of the options. As a result, we assumed that the expected term of the options is their contractual term.

•	Expected Volatility: We used the historical volatility of the common shares to estimate the volatility of the prices of the shares underlying the share options. The final expected volatility estimate, which is based on historical share price volatility for the period from the Merger on March 31, 2015 to the grant date on November 10, 2016, was 71%.

•	Expected Dividends: The share options exercise price is adjustable for distribution of dividend before the share options are exercised. As a result, we assumed that the expected dividend is nil.

•	Dilution Adjustment: The number of share options is considered immaterial as compared to the number of shares outstanding and no dilution adjustment was incorporated in the valuation model.

•	Risk-free Rate: We elected to employ the five-year US Government bond risk-free yield-to-maturity rate of
1.55% as of November 10, 2016 as an estimate for the risk-free rate in the valuation mode, to match the expected five year term of the share options.

•	Expected Forfeitures: We expect that there will be no forfeitures of non-vested shares options during the terms of the 2016 Scheme and this was incorporated in the valuation model.

The following table summarizes number of share options outstanding under the 2016 Scheme as at December 31, 2016:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Granted	700,000	700,000	$4.20	$2.47
Options outstanding as of December 31, 2016	700,000	700,000	$4.20	$2.47

For the year ended December 31 2016, 2015 and 2014 the share based compensation cost of the 2016 Scheme share options was $80,531, nil and nil and is included in "Administrative expenses" in the consolidated statement of operations.

As at December 31, 2016 and 2015, the estimated cost relating to non-vested share options not yet recognized under the 2016 Scheme was $1.6 million and nil, respectively, and it is expected to be recognized over the weighted average period of 2.86 years and nil years, respectively.

The Former Golden Ocean Stock Option Incentive Plan

On March 21, 2005, the Former Golden Ocean approved a share option plan under which share options may be granted to directors and eligible employees. As of March 31, 2015, there were 821,000 outstanding options, which were issued in October 2012. Following completion of the Merger, these options were converted into 112,880 options to purchase our common shares. The share options have a five year term and will vest equally one quarter each year over a four year vesting period. The subscription price for all options granted under the scheme is reduced by the amount of all dividends declared by us, provided the subscription price is never reduced below the par value of the share. The following summarizes share option transactions related to the Former Golden Ocean:

(in thousands)	Number of Options	Weighted Average Exercise Price
Options outstanding as of December 31, 2014	—	—
Former Golden Ocean options	113	NOK 144.45
Exercised	(1)	NOK 144.45
Forfeited	(9)	NOK 144.45
Options outstanding as of December 31, 2015	103	NOK 144.45
Forfeited	(19)	NOK 144.45
Options outstanding as of December 31, 2016	84	NOK 144.45

Options exercisable as of December 31, 2016	84	NOK 144.45

29. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, consisting of companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd and its subsidiaries (ICB Shipping (Bermuda) Ltd, Frontline Management (Bermuda) Ltd, Seateam Management Pte Ltd and the former Frontline 2012, referred to as "Frontline"), Karpasia Shipping Inc. (referred to as "Karpasia"), Ship Finance International Ltd (referred to as "Ship Finance") and Seatankers Management Co. Ltd and companies affiliated with it (referred to as "Seatankers"). We also transact business with our associated companies.

Frontline

In April 2014, we acquired five SPCs from Frontline 2012, each owning a 180,000 dwt Capesize dry bulk newbuilding and our subsidiary acquired a 2013-built Capesize dry bulk vessel, Bulk China (renamed KSL China), from Karpasia. The consideration was settled by the issuance of 3,100,000 shares and 620,000 shares to Frontline 2012 and Hemen (on behalf of Karpasia), respectively, which were recorded at a price of $62.70 per share, $150.0 million was assumed in remaining newbuilding installments in connection with the SPCs acquired from Frontline 2012 and $24.0 million was paid in cash to Karpasia. Cash of $43.4 million was acquired on the purchase of the five SPCs. No other working capital balances were acquired.

In April 2014, we agreed to acquire twenty-five SPCs from Frontline 2012, each owning a dry bulk newbuilding. In September 2014, we acquired thirteen of these SPCs. The consideration for the thirteen SPCs was settled by the issuance of 6,200,000 of our common shares as consideration to Frontline 2012. The issuance of the 6,200,000 shares was recorded at an aggregate value of $356.8 million based on the closing price of $57.55 per share on September 15, 2014, the closing date of the transaction. $490.0 million was assumed in remaining newbuilding installments and cash of $25.1 million was acquired on the purchase of the thirteen SPCs. We acquired the remaining twelve SPCs in March 2015. The consideration for the twelve SPCs was settled by the issuance of 6,200,000 of our common shares as consideration to Frontline 2012. The shares were recorded at a price per share of $20.50 or $127.1 million in aggregate. Cash of $108.6 million and cost of newbuildings of $78.2 million were acquired with the SPCs.

In November 2015, in a merger transaction by and among Frontline, Frontline 2012 and Frontline Acquisition Ltd, a wholly-owned subsidiary of Frontline, Frontline Acquisition Ltd merged with and into Frontline 2012, with the result that Frontline 2012 became a wholly-owned subsidiary of Frontline.

Also in November 2015, we entered into an agreement with New Times Shipbuilding to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings, with expected delivery in the first quarter of 2017. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015 and we recognized a loss of $8.9 million.

Ship Finance

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These vessels were sold en-bloc for an aggregate price of $272.0 million or $34.0 million per vessel on average. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance and the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day. We incurred $25.6 million of charter hire expenses in 2016 (2015:$12.1 million) in respect of the eight vessels.

We are the commercial manager for fourteen (2015: twelve) dry bulk and nine (2015: eleven) container vessels owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 per day for managing seven of the fourteen dry bulk vessels and $75 per day for managing the remaining seven dry bulk vessels (2015: $125 per day for managing the twelve dry bulk vessels) and $75 per day for managing the nine container vessels (2015: $65 per day for managing the eleven container vessels).

Seatankers

We are the commercial manager of twenty-one (2015: twenty-one) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2015: $125) a day for managing the dry bulk vessels.

Capesize Chartering

In February 2015, the Former Golden Ocean, Bocimar International NV, CTM, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or CCL. In January 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in CCL to the remaining four joint venture partners. At the same time, the Former Golden Ocean entered into a revenue sharing agreement for Capesize dry bulk vessels with the joint venture partners whereby it was agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. The revenue sharing agreement applies to 65 modern Capesize dry bulk vessels across the joint venture partners and is being managed from our offices in Singapore and Bocimar’s offices in Antwerp. We acquired the Former Golden Ocean's 20% interest in Capesize Chartering upon completion of the Merger on March 31,2015. During 2016, we earned $0.9 million under the revenue sharing agreement.

United Freight Carriers

We acquired the Former Golden Ocean's 50% interest United Freight Carriers LLC, or UFC, upon completion of the Merger on March 31, 2015. During 2016, we received $0.2 million for management and administrative services rendered to UFC during 2015.

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

Technical Supervision Services

We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives a management fee of $31,875 (2015: $33,000 per vessel). This fee is subject to annual review. Frontline Management also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management

The ship management of our vessels is provided by external ship managers, except for fifteen (2015: fourteen) vessels which is provided by SeaTeam Management Pte. Ltd, a majority owned subsidiary of Frontline.

Other Management Services

We aim to operate efficiently through utilizing competence from Frontline or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. During 2016 and 2015, we received assistance in relation to consolidation and reporting as well as management of its Sarbanes Oxley compliance from Frontline and we were charged a fee of $115,000 (2015: $115,000) per quarter for these services. Effective January 1, 2017, we only receive services in relation to management of Sarbanes Oxley compliance from Frontline at a quarterly fee of $15,000. We also receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter.

A summary of net amounts charged by related parties in 2016, 2015 and 2014 is as follows:

(in thousands of $)	2016	2015	2014
ICB Shipping (Bermuda) Ltd	—	579	2,315
Frontline Ltd	6,521	13,192	2,962
The Former Golden Ocean	—	134	1,034
Ship Finance International Limited	25,564	12,060	—
Seateam Management Pte Ltd	2,638	1,932	562
Seatankers Management Co Ltd	4,216	159	—
Golden Opus Inc	1,114	—	—
Capesize Chartering Ltd	98	—	—

Net amounts charged by related parties comprise general management and commercial management fees, charter hire expenses, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in 2016, 2015 and 2014 is as follows:

(in thousands of $)	2016	2015	2014
Ship Finance International Limited	795	560	—
Seatankers Management Co Ltd	957	310	—
United Freight Carriers LLC	150	—	—
Capesize Chartering Ltd	945	—	—

Net amounts charged to related parties comprise commercial management fees since April 1, 2015, following the completion of the Merger with the Former Golden Ocean.

A summary of balances due from related parties as of December 31, 2016 and 2015 is as follows:

(in thousands of $)	2016	2015
Capesize Chartering Ltd	322	—
Frontline Ltd	1,523	4,455
Ship Finance International Ltd	2	36
United Freight Carriers LLC	—	2
Seatankers Management Co Ltd	77	1,139
Golden Opus Inc	3	2,534
Management	—	285
	1,927	8,451

A summary of balances owed to related parties as of December 31, 2016 and 2015 is as follows:

(in thousands of $)	2016	2015
Frontline Management (Bermuda) Ltd	—	3,924
Frontline Ltd	1,044	176
Seateam Management Pte Ltd	—	1
Seatankers Management Co Ltd	270	—
Golden Opus Inc	73	—
	1,387	4,101

As at December 31, 2016, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

As at December 31, 2015, receivables and payables with related parties mainly comprise unpaid commercial management fees, newbuilding supervision fees and the amount owed by Frontline in connection with the sale of the two Suezmax newbuilding contracts in December 2015.

In addition certain payables and receivables arise when we pay an invoice on behalf of a related party and vice versa.

We have periodically issued share options and RSUs to Board and management companies, as disclosed in Notes 27 and 28 of these consolidated financial statements. In February 2016, Hemen was allocated 31.6 million shares at NOK 25.00 per share in connection with a private placement share offering of 68.7 million new shares. Hemen also owns $93.6 million of the Convertible Bond, which is convertible into 1,061,826 of our common shares at an exercise price of $88.15 per share.

30. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
During 2015, we assumed four interest rate swaps as a result of the Merger and have subsequently entered into three interest rate swaps. These swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby the floating rate on a notional principal amount of $400 million (December 31, 2015: $400 million) was swapped to fixed rate. During 2016, we have not entered into any new interest rate swaps transactions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are banks, which participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as at December 31, 2016 and as at December 31, 2015, which are not designated as hedging instruments are summarized as follows:

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

During 2015, we assumed one contract as a result of the Merger. During 2016, we did not entered into new contracts and the sole contract we had matured at December 31, 2016. As of December 31, 2016 and December 31, 2015, we had nil and one contracts outstanding, respectively.

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

During 2015, we assumed three contracts as a result of the Merger of which two matured and we have subsequently entered into another nine contracts. During 2016, we entered into fifteen new contracts and twenty contracts matured.

As of December 31, 2016 and December 31, 2015, we had five and ten contracts outstanding, respectively.

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

During 2015, we entered into thirty foreign currency swaps. During 2016, we entered into sixty-two new contracts and twenty-four contracts matured.

As of December 31, 2016 and December 31, 2015, we had sixty-two and twenty-four contracts outstanding, respectively.

Changes in the fair value of foreign currency swaps are recorded in "Loss on derivatives" in the consolidated statement of operations.

Fair values
The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at December 31, 2016 and December 31, 2015 are as follows:

	2016	2016	2015	2015
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	212,942	212,942	102,617	102,617
Restricted cash	54,112	54,112	48,872	48,872
Liabilities
Long term debt - floating	886,468	886,468	761,739	761,739
Long term debt - convertible bond	162,122	177,300	165,500	167,815
Long term debt - sellers credit	—	—	4,739	4,739

The fair value hierarchy of our financial instruments is as follows:

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	212,942	212,942	—	—
Restricted cash	54,112	54,112	—	—
Liabilities
Long term debt - floating	886,468	—	886,468	—
Long term debt - convertible bond	162,122	—	162,122	—
Long term debt - sellers credit	—	—	—	—

(in thousands of $)	2015 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	102,617	102,617	—	—
Restricted cash	48,872	48,872	—	—
Liabilities
Long term debt - floating	761,739	—	761,739	—
Long term debt - convertible bond	165,500	—	165,500
Long term debt - sellers credit	4,739	—	—	4,739

There have been no transfers between different levels in the fair value hierarchy in 2016 and 2015.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

•	Sellers credit - the fair value was determined by discounting the expected future cash outflow of $4.7 million, which was payable upon maturity in 2016, by 7.0%.

Assets Measured at Fair Value on a Nonrecurring Basis

Refer to Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed as a result of the Merger.

During the year ended December 31, 2016, the following assets were measured at fair value on a nonrecurring basis:

•	The investment in Golden Opus Inc was measured at fair value, the fair value was based on level three inputs, the expected market values of the underlying assets and liabilities.

•
The Golden Lyderhorn, a vessel held under capital lease was measured at fair value, the fair value was based on level three inputs, was determined using discounted expected future cash flows for the vessel.

•	The other long term asset acquired on completion of the Merger was measured at fair value, the fair value was based on level three inputs, the recoverable principal amount from the counterparty.

During the year ended December 31, 2015, the following assets were measured at fair value on a nonrecurring basis:

•	The investment in Golden Opus Inc was measured at fair value, the fair value was based on level three inputs, the expected market values of the underlying assets and liabilities.

•
The Golden Lyderhorn, a vessel held under capital lease was measured at fair value, the fair value was based on level three inputs, was determined using discounted expected future cash flows for the vessel.

•
The newbuildings Front Caribbean and Front Mediterranean were measured at fair value of $17.7 million. This was determined using level three inputs being the expected cash flows from the sale of the completed vessels at September 2015 of $7.9 million, plus subsequent expenditure on the newbuildings.

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

31. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

We have one vessel held under capital lease, the Golden Eclipse, that was sold by the Former Golden Ocean in 2008 and leased back for a period of ten years. We have the right to purchase the vessel at the dates and amounts as disclosed in Note. 17.

As of December 31, 2016, the joint venture that owns the Golden Opus had total bank debt outstanding of $17.9 million (2015: $18.3 million) and we had guaranteed 50% (2015: 50%) of this amount. Consequently, our maximum potential liability was $8.95 million (2015: $9.15 million) as of this date. We have not recorded any liability in respect of this arrangement.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.

As of December 31, 2016, we had ten vessels under construction. The outstanding commitments for the ten newbuildings amounted to $303.2 million with contractual payments of $303.2 million in 2017. In early 2017, we took delivery of two Capesize newbuildings and two Supramax newbuildings, contracted with the remaining yards to postpone delivery of the remaining six Capesize newbuildings in 2018 and paid $9.8 million installments to the yard that resulted in commitments of $183.7 million with expected payments of additional $9.8 million in 2017 and $173.9 million in 2018, subject to final acceptance from the yard's refund fund bank's of two of the six amended contracts. As of December 31, 2015, we had eighteen vessels under construction. The outstanding commitments for the eighteen newbuildings amounted to $570.1 million with expected payments of $502.8 million in 2016 and $67.3 million in 2017 for expected delivery of sixteen vessels in 2016 and two vessels in 2017.

In 2016, we received $2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of the VLCCs Titan Venus and Mayfair. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims.

In 2016 the Company received a final arbitration award relating to a time charter party entered into in March 2006. The claimants were awarded approximately $9.8 million in total. The claim itself was an unsafe port allegation which falls under our protection and indemnity insurance and will be covered by our insurance company.

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

In September 2014, we acquired thirteen SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the thirteen SPCs was settled by the issuance of 6.2 million shares.

In March 2015, we acquired twelve SPCs, each owning a Capesize dry bulk newbuilding, from Frontline 2012. The consideration for the twelve SPCs was settled by the issuance of 6.2 million shares.

On March 31, 2015, we and the Former Golden Ocean merged. The shareholders of the Former Golden Ocean received our shares as merger consideration.

33. SUBSEQUENT EVENTS

On January 6, 2017 the Company took delivery of Golden Virgo and paid a final installment of $16.0 million. There is no related debt on the vessel.

On January 20, 2017 the Company took delivery of Golden Libra and paid a final installment of $16.0 million. There is no related debt on the vessel.

On February 13, 2017 the Company took delivery of Golden Surabaya and Golden Savannah and paid final installments of $34.6 million and $34.6 million, respectively and $25.0 million and $25.0 million, respectively was drawn down in debt under the $425.0 million term loan facility.

In January 2017, the Company agreed to further postpone delivery of the remaining six newbuildings until the first quarter of 2018 and two of the amendments are subject to final acceptance from the yard’s refund banks. The Company paid $9.8 million in installments on four of the remaining newbuildings in March 2017.

On March 14, 2017, the Company entered into an agreement with Quintana Shipping Ltd, or Quintana, to acquire fourteen vessels. As consideration, we will issue 14.5 million common shares to Quintana and assume the vessels' corresponding debt of approximately $262.7 million. The vessels will be owned by a newly-established wholly-owned non-recourse subsidiary. According to binding term sheets we have entered into with the lenders with respect to the acquired vessels, we have negotiated a $17.4 million down-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.5 million. The average interest rate of the debt to be assumed in connection with the acquisition of the vessels is LIBOR plus 3.1% margin and ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements we expect to enter into, our wholly-owned non-recourse subsidiary which will own the acquired vessels will be prohibited from paying dividends to us. During the waiver period through June 2019, we will be required under the expected loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Following the waiver period, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant. In addition, we have granted customary registration rights with respect to the shares issued to Quintana. The aggregate of 14.5 million common shares to be issued in consideration for the acquired vessels will be issued gradually upon delivery of each of the vessels. The closing of the acquisition is subject to customary conditions to closing and entry into final binding loan agreements, substantially in accordance with the binding term sheets we have entered into.

The Company has also agreed, subject to definitive documentation and other customary closing conditions, to acquire two 2017 ice class Panamax vessels from affiliates of Hemen. The two vessels will be owned by a newly-established wholly-owned non-recourse subsidiary, separate from the one that will own the vessels acquired from Quintana. Hemen will issue a seller credit of $22.5 million, non-amortizing until June 2019 and with interest rate of LIBOR plus a margin of 3.0%. We will issue an aggregate of 3.3 million common shares in consideration for the vessels, which will be issued with respect to each vessel upon the delivery of the vessel.

On March 15, 2017 the Company completed an Equity offering at NOK 60 per share (equaling $6.97 at a NOK/USD exchange rate of 8.6078), raising gross proceeds of NOK 516.5 million (approximately $60 million) through the issuance of 8,607,800 shares.

Following the issuance of the shares, the Company will have 114,572,992 issued common shares each having a par value of $0.05. Following issuance of the consideration shares to Quintana and Hemen under the vessel purchase agreements announced on March 14, 2017, the Company will have 132,372,992 issued common shares each having a par value of $0.05.