Form 20-F
period 2017-12-31
Golden Ocean Group Ltd
filed 2018-03-21
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2017
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

142,197,697 Common Shares, Par Value $0.05 Per Share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Throughout this report, unless the context otherwise requires, "Golden Ocean," the "Company," "we," "us" and "our" refer to Golden Ocean Group Limited and its subsidiaries.

The term deadweight ton, or dwt, is used in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:

•	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

•	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

•	Panamax, which are vessels with carrying capacities of between 65,000 and 100,000 dwt; and

•	Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD," "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

Unless otherwise indicated, all share and per share amounts disclosed in this report give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented.

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2017, 2016 and 2015, and our selected balance sheet data as of December 31, 2017 and 2016, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2014 and 2013 and the selected balance sheet data as of December 31, 2015, 2014 and 2013 have been derived from our consolidated financial statements not included herein. The following table should also be read in conjunction with "Item 5-Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars. All share and per share amounts disclosed in the table below give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented. In addition as of January 1, 2016, we changed the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The change has been retrospectively applied for all periods presented.

	Fiscal year ended December 31,
	2017	2016	2015	2014	2013
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues (1)	460,023	256,863	190,238	96,715	37,546
Total operating expenses	413,517	328,366	414,363	77,229	30,722
Net operating (loss) income	50,075	(70,258)	(234,913)	19,486	6,824
Net (loss) income from continuing operations	(2,348)	(127,711)	(220,839)	16,253	3,530
Net (loss) income from discontinued operations (2)	—	—	—	(258)	(7,433)
Net (loss) income	(2,348)	(127,711)	(220,839)	15,995	(3,903)
(Loss) earnings per share from continuing operations: basic ($)	($0.02)	($1.34)	($7.30)	$1.55	$0.70
(Loss) earnings per share from continuing operations: diluted ($)	($0.02)	($1.34)	($7.30)	$1.55	$0.70
Loss per share from discontinued operations: basic ($)	$0.00	$0.00	$0.00	$0.00	($1.45)
Loss per share from discontinued operations: diluted ($)	$0.00	$0.00	$0.00	$0.00	($1.45)
(Loss) earnings per share: basic ($)	($0.02)	($1.34)	($7.30)	$1.52	($0.75)
(Loss) earnings per share: diluted ($)	($0.02)	($1.34)	($7.30)	$1.52	($0.75)
Cash distributions per share declared ($)	$0.00	$0.00	$0.00	$3.15	$3.50

Balance Sheet Data (at end of year):
Cash and cash equivalents	309,029	212,942	102,617	42,221	98,250
Long term restricted cash	54,845	53,797	48,521	18,923	15,000
Newbuildings	105,727	180,562	338,614	323,340	26,706
Vessels and equipment, net	2,215,003	1,758,939	1,488,205	852,665	262,747
Total assets	2,870,058	2,361,623	2,172,870	1,259,207	409,194
Current portion of long-term debt	109,671	—	20,380	19,812	—
Current portion of obligations under capital lease	5,239	4,858	15,749	—	—
Long-term debt	1,134,788	1,058,418	908,116	340,155	94,336
Obligations under capital lease	7,435	12,673	17,531	—	—
Share capital	7,111	5,299	1,727	801	305
Total equity	1,494,049	1,238,719	1,158,649	884,273	307,441
Common shares outstanding	142,197,697	105,965,192	34,535,128	16,024,310	6,094,412
Other Financial Data:
Equity to assets ratio (percentage) (3)	52.1%	52.5%	53.3%	70.2%	75.1%
Debt to equity ratio (4)	0.8	0.9	0.8	0.4	0.3
Price earnings ratio (5)	(407.5)	(3.5)	(0.7)	14.9	(61.3)
Time charter equivalent revenue (6)	363,061	188,851	134,547	42,407	30,737
Time charter equivalent rate (7)	13,436	8,478	10,185	15,238	21,140

(1)
Net income as a result of our revenue sharing agreements is presented as other operating income, net. Comparative numbers in 2016 have been revised to conform to our current presentation. In 2016, $0.9 million was previously included in other revenues and has been reclassified to other operating income, net.

(2)
We classified our only very large crude carrier, or VLCC, as "held for sale" as of December 31, 2012 and this vessel was sold during 2013. The operations of our VLCCs have been recorded as discontinued operations in 2014 and all prior years shown above.

(3)	Equity to assets ratio is calculated as total equity divided by total assets.

(4)	Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.

(5)
Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share. Historical periods have been adjusted for the 5 to 1 reverse split completed in August 2016.

(6)	A reconciliation of time charter equivalent revenues, or TCE revenue, to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2017	2016	2015	2014	2013
Total operating revenues	460,023	256,863	190,238	96,715	37,546
Add: Amortization of favorable charter party contracts	19,333	27,277	23,714	—	—
Add: Other operating income	3,881	945	—	—	—
Less: Bareboat charter revenue *	—	2,399	—	—	—
Less: Other revenues	1,247	3,949	1,306	20,353	—
Net time and voyage charter revenues	481,990	278,737	212,646	76,362	37,546
Less: Voyage expenses & commission	118,929	89,886	78,099	33,955	6,809
Time charter equivalent revenue	363,061	188,851	134,547	42,407	30,737

Consistent with general practice in the shipping industry, we use TCE revenue as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE revenue as operating revenues less voyage expenses and commission plus amortization of time charter party out contracts. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions, are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE revenue is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time charter equivalent revenues, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter. For further information regarding the fleet deployment, refer to “Item 5. Operating and Financial Review and Prospects – A. Operating Results.”

* In 2016, we received $2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of two VLCCs. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims. For the purpose of determining our 2016 TCE revenue, this amount was excluded from the calculation as it relates to vessels sold in prior years.

(7)	Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE revenue of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2017	2016	2015	2014	2013
Time charter equivalent revenue	363,061	188,851	134,547	42,407	30,737

Fleet available days	27,323	22,397	13,330	2,841	1,460
Fleet offhire days	(301)	(121)	(120)	(58)	(6)
Fleet onhire days	27,022	22,276	13,210	2,783	1,454

Time charter equivalent rate	13,436	8,478	10,185	15,238	21,140

TCE rate is a measure of the average daily revenue performance, following alignment of the revenue streams resulting from operation of the vessels under voyage or spot charters and time charters, as detailed in footnote 5 above. Our method of calculating TCE rate is determined by dividing TCE revenue by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas; available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting periods. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

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

Risks Related to Our Industry

Charter hire rates for dry bulk vessels are volatile and may decrease in the future, which may adversely affect our earnings, revenue and profitability and our ability to comply with our loan covenants.

Substantially all of our revenues are derived from a single market, the dry bulk segment, and therefore our financial results depend on chartering activities and developments in this segment. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has only recently begun to recover after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessels have in the recent past declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has increased since February 2016 to 1,143 as of March 16, 2018, there can be no assurance that the dry bulk charter market will continue to recover and the market could instead again decline.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Spot market charterhire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends, if any.

Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2017, we recorded impairment losses of $1.1 million in connection with the sale of six Ultramax vessels.

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	disruptions and developments in international trade;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	the weather.

Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world’s economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. The capacity of the global dry bulk vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

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
Global economic conditions may negatively impact the dry bulk shipping industry.
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have historically led to decreased demand for dry bulk vessels, creating downward pressure on charter rates and vessel values. Any weakening in global economic conditions may have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

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

The over-supply of dry bulk vessel capacity may depress charter rates, which has and may continue to limit our ability to operate our dry bulk vessels profitably.
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2017, newbuilding orders have been placed for approximately 10.1% of the existing fleet capacity according to industry sources. If the supply of dry bulk vessels is not fully absorbed by the market, charter rates may be negatively affected.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings.
We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. We may also employ any additional vessels that we acquire or take delivery of in the spot market.
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
Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. Weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand of vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable dry bulk operator.
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including geopolitical events and other international hostilities. Further, continuing conflicts, instability and other recent developments in the Middle East and elsewhere, and the presence of armed forces in Iraq, Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
We face risks attendant to changes in economic and regulatory conditions around the world.
We face risks attendant to changes in economic environments, changes in interest rates, instability in the banking and securities markets and trade regulation around the world, among other factors. Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Additionally, a further economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. Although the growth rate of China’s GDP for the year ended December 31, 2017, was 6.9%, up from a growth rate of 6.7% for the year ended December 31, 2016, it still remains well below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions.
Over the past several years, the credit markets in the United States and Europe have remained contracted, deleveraged and less liquid, and the U.S. federal and state governments and European authorities have implemented governmental action and/or new regulation of the financial markets and may implement additional regulations in the future. Global financial markets have been, and continue to be, disrupted and volatile. Potential adverse developments in the outlook for the United States or European countries, or market perceptions concerning these and related issues, could reduce the overall demand for dry bulk cargoes and for our service, which could negatively affect our financial position, results of operations and cash flow.
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in the Gulf of Aden off the coast of Somalia. Sea piracy incidents continue to occur, increasingly on the West Coast of Africa, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.
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
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2017, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports located in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. With effect from July 1, 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act, or CISADA, which expanded the scope of the Iran Sanctions Act. Among other things, CISADA expands the application of the prohibitions to companies, such as ours, and introduces limits on the ability of companies and persons to do business or trade with Iran when such activities relate to the investment, supply or export of refined petroleum or petroleum products.
In addition, on May 1, 2012, President Obama signed Executive Order 13608, which prohibits foreign persons from violating or attempting to violate, or causing a violation of any sanctions in effect against Iran or facilitating any deceptive transactions for or on behalf of any person subject to U.S. sanctions. Any persons found to be in violation of Executive Order 13608 will be deemed a foreign sanctions evader, and U.S. persons are generally prohibited from all transactions or dealings with such persons, whether direct or indirect. Among other things, foreign sanctions evaders are unable to transact in U.S. dollars. Also in 2012, President Obama signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012, or the Iran Threat Reduction Act, which created new sanctions and strengthened existing sanctions. Among other things, the Iran Threat Reduction Act intensifies existing sanctions regarding the provision of goods, services, infrastructure or technology to Iran's petroleum or petrochemical sector. The Iran Threat Reduction Act also includes a provision requiring the President of the United States to impose five or more sanctions from Section 6(a) of the Iran Sanctions Act, as amended, on a person the President determines is a controlling beneficial owner of, or otherwise owns, operates, or controls or insures a vessel that was used to transport crude oil from Iran to another country and (1) if the person is a controlling beneficial owner of the vessel, the person had actual knowledge the vessel was so used or (2) if the person otherwise owns, operates, or controls, or insures the vessel, the person knew or should have known the vessel was so used. Such a person could be subject to a variety of sanctions, including exclusion from U.S. capital markets, exclusion from financial transactions subject to U.S. jurisdiction, and exclusion of that person's vessels from U.S. ports for up to two years.
On July 14, 2015, the P5+1 (the United States, United Kingdom, Germany, France, Russia and China) and the European Union announced that they reached a landmark agreement with Iran titled the Joint Comprehensive Plan of Action Regarding the Islamic Republic of Iran’s Nuclear Program, or the JCPOA, which is intended to significantly restrict Iran’s ability to develop and produce nuclear weapons for ten years while simultaneously easing sanctions directed toward non-U.S. persons for conduct involving Iran, but taking place outside of U.S. jurisdiction and does not involve U.S. persons. On January 16, 2016, or Implementation Day, the United States joined the European Union and the United Nations in lifting a significant number of their nuclear-related sanctions on Iran following an announcement by the International Atomic Energy Agency, or IAEA that Iran had satisfied its respective obligations under the JCPOA.
U.S. sanctions prohibiting certain conduct that is now permitted under the JCPOA have not actually been repealed or permanently terminated at this time. Rather, the U.S. government has implemented changes to the sanctions regime by: (1) issuing waivers of certain statutory sanctions provisions; (2) committing to refrain from exercising certain discretionary sanctions authorities; (3) removing certain individuals and entities from OFAC's sanctions lists; and (4) revoking certain Executive Orders and specified sections of Executive Orders. These sanctions will not be permanently "lifted" until the earlier of “Transition Day,” set to occur on October 20, 2023, or upon a report from the IAEA stating that all nuclear material in Iran is being used for peaceful activities. On October 13, 2017, President Trump announced that he would not certify Iran’s compliance with the JCPOA. This did not withdraw the U.S. from the JCPOA or reinstate any sanctions. However, the U.S. President must periodically renew sanctions waivers and his refusal to do so could result in the reinstatement of certain sanctions currently suspended under the JCPOA. Although it is our intention to comply with the provisions of the JCPOA, there can be no assurance that we will be in compliance in the future as such regulations and U.S. Sanctions may be amended over time, and the U.S. retains the authority to revoke the aforementioned relief if Iran fails to meet its commitments under the JCPOA, as noted above.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the Trump administration, the EU, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
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
A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.
Every vessel is also required to be drydocked every two and a half to five years for inspection of the underwater parts of the vessel. Vessels under fifteen years of age can waive dry docking on intermediate inspections in order to increase available days and decrease capital expenditures, provided the vessel is inspected underwater. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.
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
Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, or CAA, the U.S. Clean Water Act, or CWA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as the SOLAS Convention, the IMO's International Management code for the safe Operation of Ships and for Pollution Prevention, or ISM Code, the IMO International Convention on Load Lines of 1966, as from time to time amended, and the U.S. Maritime Transportation Security Act of 2002, or MTSA.
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
A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil in U.S. waters, including the 200-nautical mile exclusive economic zone around the United States. An oil spill could also result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other international and U.S. federal, state and local laws, as well as third-party damages, including punitive damages, and could harm our reputation with current or potential charterers of our vessels. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability. The IMO has imposed updated guidelines of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. We currently have 36 vessels that do not comply with the updated guideline and we have estimated costs of compliance to be approximately $41 million over the next six years.
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
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Our vessels may call in ports where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims or restrictions which could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
Risks Related to Our Business
The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

The fair market values of dry bulk vessels, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of our vessels may continue to fluctuate depending on but not limited to the following factors:

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

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2017, we recorded an impairment loss of $1.1 million related to the sale of six vessels. During the year ended December 31, 2016, we recorded an impairment loss of $1.0 million related to a sale of one vessel. The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

In addition, if we determine at any time that a vessel's future useful life and earnings require us to impair its value in our financial statements, this would result in a charge against our earnings and a reduction of our shareholders' equity. If the fair market values of our vessels decline, we may not be in compliance with certain covenants contained in our secured credit facilities, which may result in an event of default. In such circumstances, we may not be able to refinance our debt or obtain additional financing acceptable to us or at all. Further, if we are not able to comply with the covenants in our secured credit facilities, and are unable to remedy the relevant breach, our lenders could accelerate our debt and foreclose on our fleet.
Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We may require additional capital in the future, which may not be available on favorable terms, or at all.
As of December 31, 2017, we had five vessels under construction, total newbuilding commitments of $144.6 million and available debt financing of $150 million, which was drawn down in connection with the delivery of the five newbuildings during January and February 2018.
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
As of December 31, 2017, we had $1,304.1 million of outstanding indebtedness under our credit facilities, debt securities and related party seller's credits. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, as applicable, to:

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

In addition, our loan agreements, which are secured by liens on our vessels, contain various financial covenants. Among those covenants are requirements that relate to our financial position, operating performance and liquidity. For example, there are financial covenants that require us to maintain (i) an equity ratio fixing a minimum value of adjusted equity that is based, in part, upon the market value of the vessels securing the loans, (ii) minimum levels of free cash, (iii) positive working capital, and (iv) a minimum value, or loan-to-value, covenant, which could require us to post collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings decrease below a required level.
The market value of dry bulk vessels is likewise sensitive to, among other things, changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with our loan covenants. In such a situation, unless our lenders are willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
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
Furthermore, certain of our credit facilities contain a cross-default provision that may be triggered by a default under one of our other credit facilities. A cross-default provision means that a default on one loan would result in a default on certain of our other loans. Because of the presence of cross-default provisions in certain of our credit facilities, the refusal of any one lender under our credit facilities to grant or extend a waiver could result in certain of our indebtedness being accelerated, even if our other lenders under our credit facilities have waived covenant defaults under the respective credit facilities. If our secured indebtedness is accelerated in full or in part, it would be very difficult for us to refinance our debt or obtain additional financing and we could lose our vessels securing our credit facilities if our lenders foreclose their liens, which would adversely affect our ability to conduct our business.
We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. Although we believe that no single competitor has a dominant position in the markets in which we compete, we are aware that certain competitors may be able to devote greater financial and other resources to their activities than we can, resulting in a significant competitive threat to us. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels.
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

When we enter into a time charter or bareboat charter, charter rates under that charter may be fixed for the term of the charter. 14 of our vessels are currently on a fixed rate time charters expiring between 2018 and 2021. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

14 of our vessels are currently on a fixed rate time charters expiring between 2018 and 2021. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered, and may enter in the future, into various contracts, including charter parties with our customers, loan agreements with our lenders, and vessel management, pooling arrangements, newbuilding contracts and other agreements with other entities, which subject us to counterparty risks. The ability of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
In order to manage our exposure to interest rate fluctuations, we may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may affectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. As of December 31, 2017, we had $0.5 million in restricted cash due to collateral for our interest rate swaps.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family, or Hemen, and certain of its affiliates, may be deemed to beneficially own approximately 35.7% of our issued and outstanding common shares.
Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen and Mrs. Blankenship, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO), or Frontline, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, Flex LNG Ltd (OSE:FLNG), or FLEX, and North Atlantic Drilling Ltd. (NYSE:NADLQ), or NADL. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.
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
We are party to the pooling arrangements pursuant to which the profitability of our vessels operating in these vessel pools is dependent upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. As of the date of this annual report, 26 of our vessels operate under revenue sharing agreements or pools. If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or our profitability or dilute our interest in the pool's profits.

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

Purchasing and operating secondhand vessels may result in increased drydocking costs and vessels off-hire, which could adversely affect our earnings.

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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our dry bulk vessel fleet is approximately five years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

New vessels may experience initial operational difficulties and unexpected incremental start-up costs.
New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a newbuild vessel from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.
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
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.
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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems.  Information systems are vulnerable to security breaches by computer hackers and cyber terrorists.  We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems.  However, these measures and technology may not adequately prevent security breaches.  In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer.  Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, or MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
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
Certain of our credit facilities currently restrict our wholly-owned non-recourse subsidiary that indirectly owns the 14 vessels acquired from Quintana Shipping Ltd., or Quintana, which we refer to as the Quintana Acquisition, from paying dividends to us without prior consent from the lenders. The amount and timing of cash distributions in the future will also depend, among other things, on our compliance with covenants in our credit facilities, earnings, financial condition, cash position, Bermuda law affecting the payment of distributions, restrictions in our financing agreements and other factors. We could also incur other expenses or contingent liabilities that would reduce or eliminate the cash available for distribution by us as cash distributions. In addition, the declaration and payment of cash distributions is subject at all times to the discretion of our Board. We cannot assure you that it will pay cash distributions.

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
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution insurance coverage, and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.

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
We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. Pursuant to certain of our loan agreements, our wholly-owned non-recourse subsidiary that indirectly owns the 14 vessels acquired in the Quintana Acquisition is prohibited from paying dividends to us without prior consent from the lenders. Our ability to satisfy our financial obligations in the future depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may not be able to satisfy our financial obligations.
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
Because we are a Bermuda exempted company, our shareholders may have less recourse against us or our directors than shareholders of a U.S. company have against the directors of that U.S. Company.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2017 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2018. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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

Our common shares currently trade on the NASDAQ Global Select Market and the OSE under the ticker code "GOGL".

We are engaged primarily in the ownership and operation of dry bulk vessels. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, and Singapore. We are also involved in the charter, purchase and sale of vessels.

Historical business purpose

We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. In February 1997, we completed our initial public offering, which resulted in $317.2 million net proceeds. We used these proceeds and bank debt to fund the acquisition of our initial fleet of five VLCCs. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations.

The Merger

On October 7, 2014, we and the Former Golden Ocean entered into the Merger Agreement. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws.

The Merger was completed on March 31, 2015 and we issued 12.3 million of our common shares to the Former Golden Ocean shareholders as merger consideration with one share in the Former Golden Ocean receiving 0.13749 of our common shares. Following completion of the Merger and, pursuant to the merger agreement, we canceled 10,390 common shares (which were held by the Former Golden Ocean) and 908 common shares (which account for fractional shares that were not distributed to the Former Golden Ocean shareholders as merger consideration).

Our Acquisitions, Disposals and Newbuildings

We entered into the following acquisitions and disposals in 2015, 2016, 2017 and 2018 (to date):

In January 2015, we took delivery of four previously acquired Capesize vessels (KSL Seoul, Golden Kathrine, KSL Sakura and KSL Seville).

In March 2015, we completed the acquisition from Frontline 2012 Ltd. of 12 special purpose companies, or SPCs, and issued share capital in exchange for the 12 SPCs, assuming newbuilding commitments of $404.0 million, net of a cash payment from Frontline 2012 Ltd. of $108.6 million. No other working capital balances were acquired.

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

In April 2015, we sold two Capesize vessels (Channel Alliance and Channel Navigator) to an unrelated third party, and agreed to sell four newbuilding Capesize vessels (Front Atlantic, Front Baltic, Front Caribbean, and Front Mediterranean). Upon completion of the construction of the vessels and delivery of them from the yards, the vessels were delivered to the buyer and three of the four vessels were chartered in for periods between six and 12 months following delivery. All three chartered vessels have since been redelivered to their owners.

Also in April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. Five of these vessels (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang) were owned by us prior to the completion of the Merger and three vessels (Golden Zhoushan, Golden Beijing and Golden Magnum) were acquired as a result of the Merger. These were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to Ship Finance in the third quarter of 2015 and were chartered in for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years.

In May 2015, we took delivery of the Golden Taurus, an Ultramax vessel.

In June 2015, we took delivery of the Golden Aso and Golden Finsbury, both Capesize vessels.

In August 2015, we took delivery of, and simultaneously sold, the Front Atlantic, a Capesize vessel. We chartered the vessel in for a period of 12 months.

In November 2015, we entered into an agreement with New Times Shipbuilding Co. Ltd, or New Times Shipbuilding, to convert two Capesize dry bulk newbuildings to Suezmax oil tanker newbuildings. On November 23, 2015, we agreed to sell these newbuilding contracts to Frontline for $1.9 million. The sale was completed on December 31, 2015.

In November 2015, we took delivery of, and simultaneously sold, the Front Baltic, a Capesize vessel. We chartered the vessel in for a period of 12 months.

In January 2016, we took delivery of the Golden Barnet and the Golden Bexley, two Capesize vessels, and the Golden Scape and the Golden Swift, two Newcastlemax vessels.

In February 2016, we took delivery of, and simultaneously sold, the Front Caribbean, a Capesize vessel. We chartered the vessel in for a period of six months.

In May 2016, we took delivery of the Golden Fulham, a Capesize vessel.

Also, in May 2016, the owner of the Golden Lyderhorn, a Panamax vessel held under a capital lease, notified us that they intended to exercise their option to sell the vessel for a net price of $9.5 million with expected delivery in August 2016. We entered into an agreement to sell the vessel at the time of its re-delivery to an unrelated third party for net proceeds of $3.5 million. The vessel was delivered to the new owner on August 22, 2016.

In August 2016, we took delivery of the Golden Leo, an Ultramax newbuilding vessel.

In October 2016, we took delivery of, and simultaneously sold, the Front Mediterranean, a Capesize newbuilding vessel.

In January 2017, we took delivery of the Golden Virgo and the Golden Libra, two Ultramax newbuilding vessels.

In February 2017, we took delivery of the Golden Surabaya and the Golden Savannah, two Capesize newbuilding vessels.

In March 2017, we agreed to acquire 14 vessels comprised of one Newcastlemax, five Capsize, and eight Panamax vessels in the Quintana Acquisition (Gayle, Golden Houston, Golden Kaki, Golden Amreen, Golden Anastasia, Golden Myrtalia, Golden Deb, Golden Sue, Golden Kennedy, Golden Jake, Golden Arion, Golden Ioanari, Golden Keen and Golden Shea). The aforementioned vessels were delivered between April and July 2017. In March 2017, we also agreed, to acquire two 2017 built Panamax vessels from affiliates of Hemen, with the vessels subsequently renamed Golden Amber and Golden Opal and delivered in June 2017.
In September 2017, we took delivery of the Golden Nimbus, a Capesize newbuilding vessel and entered into agreements to sell to an unrelated third party for an aggregate $142.5 million the following six Ultramax vessels: Golden Libra, Golden Virgo, Golden Aries, Golden Gemini, Golden Taurus and Golden Leo. The vessels were delivered to their new owner in the fourth quarter of 2017.
In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen. The Golden Behike was delivered in November 2017 and the Golden Monterrey was delivered in January 2018.
In January and February 2018, we took delivery of the Golden Cirrus, Golden Arcus, Golden Cumulus, Golden Incus and Golden Calvus, our five remaining Capesize newbuilding vessels.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 20, 2018, we owned 68 dry bulk vessels. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong, or Panama. 14 of our vessels are chartered-out on fixed rate time charters, 13 of our vessels are chartered out on index linked rate time charters and the remaining 51 vessels operate in the spot market, of which 26 vessels participate under revenue sharing agreements or pool arrangements.

We own various vessel owning and operating subsidiaries. Our operations take place substantially outside of the United States. Our subsidiaries, therefore, own and operate vessels that may be affected by changes in foreign governments and other economic and political conditions. Our vessels operate worldwide and as a result, our management does not, and did not, evaluate performance by geographical region because this information is not meaningful.

The dry bulk shipping industry is highly cyclical, experiencing volatility in profitability, vessel values and freight rates. Freight rates are strongly influenced by the supply of dry bulk vessels and the demand for dry bulk seaborne transportation.

Our Business Strategy

Our business strategy is to operate a diversified fleet of dry bulk vessels with flexibility to adjust our market exposure depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk capacity. We may adjust our exposure through time charters, voyage charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to renew and grow our fleet through selective acquisitions.

Capesize Chartering Ltd

In February 2015, the Former Golden Ocean, Bocimar International NV, C Transport Holding Ltd, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a joint venture company, Capesize Chartering Ltd, or CCL. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability through the joint marketing opportunity, with the overall aim of enhancing economic efficiencies. Each participating vessel owner will continue to be responsible for the operating, accounting and technical management of its respective vessels. CCL commenced operations in the second half of February 2015 from the existing offices of each of the five parties involved. In January 2016, Golden Union Shipping Co S.A. transferred its 20% stake in CCL equally to the remaining four joint venture partners and at the same time the joint venture partners entered into a revenue sharing agreement, and we agreed to include 21 Capesize dry bulk vessels in the revenue sharing agreement. We currently include 22 Capesize drybulk vessels in the revenue sharing agreement. The revenue sharing agreement initially applied to 65 modern Capesize dry bulk vessels across the joint venture partners and is being managed from our offices in Singapore and Bocimar’s offices in Antwerp.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through Golden Ocean Group Management (Bermuda) Ltd, our subsidiary incorporated in Bermuda, which in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Shipping Co Pte. Ltd., our subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. Our principal commercial officer is employed by Golden Ocean Shipping Co Pte. Ltd. The Board defines the scope and terms of the services to be provided, including day-to-day operations by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Technical Supervision Services

We receive technical supervision services from Frontline Management (Bermuda) Limited, or Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives a management fee of $30,555 (2016: $31,875) per vessel per year. This fee is subject to annual review. Frontline Management is also our newbuilding supervision and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

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

Customers

For the year ended December 31, 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $59.7 million.

For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amount of $34.5 million and $27.1 million, respectively.

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

It should be noted that the United States is currently experiencing changes in its environmental policy, the results of which have yet to be fully determined. For example, in April 2017, President Trump signed an executive order regarding environmental regulations, specifically targeting the U.S. offshore energy strategy, which may affect parts of the maritime industry and our operations.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to cultivate additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. However, the impact of such regulations is hard to predict at this time.

International Maritime Organization

The International Maritime Organization, or the IMO, is the United Nations agency for maritime safety and the prevention of pollution by ships. The IMO has adopted several international conventions that regulate the international shipping industry, including but not limited to the International Convention on Civil Liability for Oil Pollution Damage as from time to time amended, and generally referred to as CLC, the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, and the International Convention for the Prevention of Pollution from Ships, as from time to time amended and generally referred to as MARPOL. MARPOL is broken into six Annexes, each of which establishes environmental standards relating to different sources of pollution: Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried, in bulk, in liquid or packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, which was separately adopted by the IMO, relates to air pollution by ship emissions, including greenhouse gases.

The operation of our vessels is also affected by the requirements contained in the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the ISM Code, promulgated by the IMO under the SOLAS Convention. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We intend to rely upon the safety management system that our appointed ship managers have developed.

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

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in the SOLAS Convention regulation II-1/3-10 were adopted in 2010 and entered into force in 2012, with a date of July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, each of our vessels is ISM Code certified. However, there can be no assurance that such certificates will be maintained in the future. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Air Emissions
In September 1997, the IMO adopted Annex VI to the MARPOL Convention to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Emissions of “volatile organic compounds” from certain tankers, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls) are also prohibited.
In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from the current 3.50%) starting from January 1, 2020. Under the new global cap, ships will have to use fuel oil on board with a sulfur content of no more than 0.50% m/m, against the current limit of 3.50%. This limitation will require ships to use fuel oil on board with a sulfur content of no more than 0.5% m/m, which can be met by using low-sulfur complaint fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes stating the Sulphur content and International Air Pollution Prevention Certificates by their flag states. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs.
Sulfur content standards are even stricter within certain “Emission Control Areas,” or “ECAs.” As of January 1, 2015, ships operating within an ECA are not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specific portions of the Baltic Sea area, North American area and United States area. This subjects ocean-going vessels in these areas to stringent emissions controls, and may cause us to incur additional costs. If other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the United States Environmental Protection Agency, or the EPA, or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.
As of January 1, 2013 MARPOL made mandatory certain measures relating to energy efficiency for ships. This included the requirement that all new ships utilize the Energy Efficiency Design Index, or “EEDI,” and all ships use the Ship Energy Efficiency Management Plan (SEEMP).
Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for new marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in North American and U.S. Caribbean Sea ECAs designed for the control of NOx with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide, effective January 1, 2021. The U.S. Environmental Protection Agency promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI has become effective on March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first data “calendar year” beginning January 1, 2019.

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

Under OPA, vessel owners and operators are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA defines these other damages broadly to include:

•	injury to, destruction or loss of, or loss of use of natural resources and the costs of assessment thereof;

•	injury to, or economic losses resulting from, the destruction of real and personal property;

•	net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;

•	loss of subsistence use of natural resources that are injured, destroyed or lost;

•	lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and

•	net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as from fire, safety or health hazards.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including the raising of liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, the status of several of these initiatives and regulations is currently in flux. For example, the U.S. Bureau of Safety and Environmental Enforcement (“BSEE”) announced a new Well Control Rule in April 2016, but pursuant to orders by President Trump in early 2017, the BSEE announced in August 2017 that this rule would be revised. In January 2018, President Trump proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, vastly expanding the U.S. waters that are available for such activity over the next five years. The effects of the proposal are currently unknown. Compliance with any new requirements of OPA may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulations applicable to the operation of our vessels that may be implemented in the future could adversely affect our business.

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

OPA and CERCLA both require owners and operators of vessels to establish and maintain with the United States Coast Guard, or the USCG, evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. Under OPA and CERCLA, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum liability. We have provided such evidence and received certificates of financial responsibility from the USCG for each of our vessels required to have one.

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) , or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

Other United States Environmental Initiatives

The United States Clean Water Act, or CWA, prohibits the discharge of oil, hazardous substances and ballast water in United States navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, many states in United States that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than United States federal law. The U.S. Environmental Protection Agency, or the EPA, recently proposed revisions to the CWA.

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

The USCG has implemented revised regulations on ballast water management by establishing standards on the allowable concentration of living organisms in ballast water discharged from ships in U.S. waters. As of January 1, 2014, vessels were technically subject to the phasing-in of these standards, and the USCG must approve any technology before it is placed on a vessel. The USCG first approved said technology in December 2016, and continues to review ballast water management systems. The USCG may also provide waivers to vessels that demonstrate why they cannot install the new technology. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. In December 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast requirements including, in some states, specific treatment standards.

Two judicial decisions should be noted. First, in October 2015, the Second Circuit Court of Appeals issued a ruling that directed the EPA to redraft the sections of the 2013 VGP that address ballast water. However, the Second Circuit stated that 2013 VGP will remains in effect until the EPA issues a new VGP. The effect of such redrafting remains unknown. Second, on October 9, 2015, the U.S. Court of Appeals for the Sixth Circuit stayed the Waters of the United States rule (WOTUS), which aimed to expand the regulatory definition of “waters of the United States,” pending further action of the court. In response to this decision, regulations have continued to be implemented as they were prior to the stay on a case-by-case basis. On February 28, 2017, President Trump issued an Executive Order directing the EPA and U.S. Army Corps of Engineers to review the WOTUS and publish a proposed rule rescinding or revising the WOTUS rule. In January 2018, the EPA and Army Corps of Engineers issued a final rule pursuant to President Trump’s order, under which the Agencies will interpret the term “waters of the United States” to mean waters covered by the regulations, as they are currently being implemented, within the context of the Supreme Court decisions and agency guidance documents, until February 6, 2020. Litigation regarding the status of the WOTUS rule is currently underway, and the effect of future actions in these cases upon our operations is unknown.

USCG has set up requirements for ships constructed before December 1, 2013 with ballast tanks trading with exclusive economic zones of the U.S. to install water ballast treatment systems as follows: (1) ballast capacity 1,500-5,000m3-first scheduled drydock after January 1, 2014; and (2) ballast capacity above 5,000m3-first scheduled drydock after January 1, 2016. We expect all of our vessels to have ballast capacities over 5,000m3, and those of our vessels trading in the U.S. will have to install water ballast treatment plants at their first drydock after January 1, 2016, unless an extension is granted by the USCG.
Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP. We will submit NOIs for our vessels where required and do not believe that the costs associated with obtaining and complying with the VGP will have a material impact on our operations.
In addition, at the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. All ships will also have to carry a ballast water record book and an International Ballast Water Management Certificate. The BWM Convention entered into force on September 9, 2017.

Many of the implementation dates originally written into the BWM Convention have already passed, so that once the BWM Convention enters into force, the period for installation of mandatory ballast water exchange requirements would be extremely short, with several thousand ships a year needing to install ballast water management systems, or BWMS. For this reason, on December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that they are triggered by the entry into force date and not the dates originally in the BWM Convention. This in effect makes all vessels constructed before the entry into force date ‘existing’ vessels, and allows for the installation of a BWMS on such vessels at the first renewal survey following entry into force. At the IMO’s Marine Environmental Protection Committee, or MEPC’s, 70th Session in October 2016, MEPC adopted updated “guidelines for approval of ballast water management systems. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments to the schedule of certain BWM Convention implementation dates were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged. and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D2 standard between September 8, 2019 and September 8, 2024, inclusive. For most ships, compliance with the D2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Cost of compliance may be substantial.

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

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of

the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually starting on January 1, 2018, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and then extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the European Union imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in European Union ports.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. The international negotiations are continuing with respect to a successor to the Kyoto Protocol and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Convention on Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016. The Paris Agreement does not directly limit greenhouse gas emissions from ships. On June 1, 2017, President Trump announced that it is withdrawing from the Paris Agreement. The timing and effect of such action has yet to be determined.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, initial IMO strategy for reduction of greenhouse gas emissions needs to be developed by MEPC 72, which will be held in April 2018. The IMO may implement market-based mechanisms to reduce greenhouse gas emissions from ships at the upcoming MEPC session.

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

For 2020, the European Union made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels. The European Union also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period, from 2013 to 2020. In April 2015, a regulation was adopted requiring that large ships (over 5,000 gross tons) calling at European Union ports from January 2018 collect and publish data on carbon dioxide emissions and other information. In the United States, the EPA has issued a finding that greenhouse gases endanger the public health and safety, has adopted regulations to limit greenhouse gas emissions from certain mobile sources and has proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, Presiden Trump signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The outcome of this order is not yet known. Although the mobile source emissions regulations do not apply to greenhouse gas emissions from vessels, the EPA or individual U.S. states could enact environmental regulations that would affect our operations. For example, California has introduced a cap-and-trade program for greenhouse gas emissions, aiming to reduce emissions 40% by 2030.

Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restrict emissions of greenhouse gases could require us to make significant financial expenditures, including capital expenditures to upgrade our vessels, which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or more intense weather events.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security.  On November 25, 2002, the United States Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports.

Similarly, in December 2002, amendments to the SOLAS Convention created a new chapter of the convention dealing specifically with maritime security. The new Chapter XI-2 became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, and mandates compliance with the International Ship and Port Facilities Security Code, or ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism.

After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel's flag state. The following are among the various requirements, some of which are found in the SOLAS Convention:

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

A ship operating without a valid certificate, may be detained at port until it obtains an ISSC, or it may be expelled from port, or refused entry at port. Amendments to the SOLAS Convention Chapter VII, made mandatory in 2004, apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code, or IMDG Code. Starting in January 1, 2016, the IMDG Code also includes updates to the provisions for radioactive material, reflecting the latest 2012 provisions from the International Atomic Energy Agency IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, or STCW. The STCW had a transitional period which ended on January 1, 2017 and which mandated certain requirements for security training, and certifications. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The USCG regulations, intended to align with international maritime security standards, exempt from the MTSA vessel security measures non- United States vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel's compliance with the SOLAS Convention security requirements and the ISPS Code. We believe that our fleet is currently in compliance with applicable security requirements.

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
For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•
Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•
Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every five years, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At a ship owner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels under 15 years of age can extend the drydocking cycle to 90 months from 60 months in order to increase available days and decrease capital expenditures, provided that the vessel is inspected underwater. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in-class" by a classification society which is a member of the International Association of Classification Societies. All our vessels are certified as being "in-class" by a recognized classification society.

Risk of loss and insurance

Our business is affected by a number of risks, including mechanical failure of the vessels, collisions, property loss to the vessels, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of catastrophic marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 20, 2018:

Vessel	Built	DWT	Flag	Type of Employment(1)
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Index linked time charter
Golden Scape	2016	211,112	HK	Time charter (expires November 2018)
Golden Swift	2016	211,112	HK	Spot market with RSA
		628,789

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market with RSA
Golden Shui	2009	169,333	MI	Spot market with RSA
Golden Myrtalia	2011	177,979	MI	Index linked time charter
Golden Anastasia	2014	179,189	MI	Index linked time charter
Golden Houston	2014	181,214	MI	Spot market with RSA
Golden Kaki	2014	180,560	MI	Spot market with RSA
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Time charter (expires February 2019)
KSL Santos	2014	181,055	HK	Time charter (expires April 2018)
KSL Sapporo	2014	180,960	HK	Spot market with RSA
KSL Seattle	2014	181,015	HK	Spot market with RSA
KSL Singapore	2014	181,062	HK	Time charter (expires December 2018)
KSL Sydney	2014	181,009	HK	Time charter (expires March 2019)
Golden Amreen	2015	179,337	MI	Spot market with RSA
Golden Aso	2015	182,472	HK	Index linked time charter
Golden Finsbury	2015	182,418	HK	Spot market
Golden Kathrine	2015	182,486	HK	Spot market with RSA
KSL Sakura	2015	76,596	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Index linked time charter
KSL Seville	2015	181,003	HK	Index linked time charter
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Spot market with RSA
Golden Behike	2016	180,491	MI	Spot market with RSA
Golden Bexley	2016	180,228	HK	Time charter (expires January 2019)
Golden Fulham	2016	182,610	HK	Spot market with RSA
Golden Monterrey	2016	180,491	MI	Spot market with RSA
Golden Nimbus	2017	180,504	MI	Time charter (expires December 2018)
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Time charter (expires February 2019)
Golden Calvus	2018	180,521	MI	Spot market with RSA

Golden Cirrus	2018	180,487	MI	Spot market with RSA
Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,511	MI	Time charter (expires February 2019)
		6,201,282

Capesize - Operating Lease - Related Party, Ship Finance
Battersea	2009	169,500	MI	Spot market with RSA
Belgravia	2009	169,500	MI	Spot market with RSA
Golden Magnum	2009	179,788	HK	Spot market with RSA
Golden Beijing	2010	176,000	HK	Spot market with RSA
Golden Future	2010	176,000	HK	Spot market with RSA
Golden Zhejiang	2010	175,834	HK	Spot market with RSA
Golden Zhoushan	2011	175,834	HK	Spot market with RSA
KSL China	2013	179,109	MI	Spot market with RSA
		1,401,565

Panamax - Owned
Golden Shea	2007	76,939	MI	Spot market
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,750	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Eminence	2010	79,463	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires December 2021)
Golden Endeavour	2010	79,454	HK	Time charter (expires October 2020)
Golden Arion	2011	82,188	MI	Spot market
Golden Endurer	2011	79,474	HK	Time charter (expires November 2020)
Golden Enterprise	2011	79,463	HK	Spot market
Golden Ioanari	2011	82,188	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Time charter (expires January 2019)
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Bull	2012	75,000	HK	Spot market
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,186	HK	Spot market
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Spot market
Golden Deb	2014	84,943	MI	Spot market
Golden Ruby	2014	74,052	HK	Spot market
Golden Kennedy	2015	83,789	MI	Spot market
Golden Amber	2017	74,500	MI	Spot market
Golden Opal	2017	74,231	MI	Spot market
		2,198,414

Panamax - Capital Lease, Third party
Golden Eclipse	2010	79,600	HK	Time charter (expires February 2020)

Ultramax - Owned
Golden Cecilie	2015	60,263	HK	Spot market with RSA
Golden Cathrine	2015	60,000	HK	Spot market with RSA
		120,263

Supramax - Operating Lease, Third party
Golden Hawk	2015	58,000	PAN	Spot market with RSA

1.RSA: Revenue sharing agreement or pool arrangement

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama.

Other than our interests in the vessels described above, we do not own or lease any other material physical properties, except for the lease for office space in Singapore and in Oslo from Seatankers Management Norway AS, a related party, at market rates.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3-Selected Financial Data", "Item 4-Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2017, we owned 62 dry bulk vessels, agreed to purchase one vessel and had construction contracts for five newbuildings. The acquired vessel and five newbuildings were subsequently delivered during January and February 2018. In addition, as of December 31, 2017, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama. As of December 31, 2017, ten of our vessels were chartered-out on fixed rate time charters, 15 of our vessels were chartered out on index linked rate time charters and the remaining 47 vessels operated in the spot market, of which 22 vessels participated in revenue sharing agreements or pools.

Fleet Changes

Refer to "Item 4-Information on the Company-A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2017, 2016, and 2015. A summary of the changes in the vessels that we own and chartered in under long term operating and capital leases for the years ended December 31, 2017, 2016 and 2015 is summarized below.

	2017		2016		2015
Newcastlemax
At start of period	2		—		—
Acquisitions and newbuilding deliveries	1	p	2	j	—
At end of period	3		2		—
Capesize
At start of period	29		28		13
Acquired as a result of the Merger	—		—		7	a
Acquisitions and newbuilding deliveries	9	q	5	k	9	b
Disposals	—		(2)	l	(12)	c
Chartered in/owned by joint venture	(1)	r	(2)	m	11	d
At end of period	37		29		28
Panamax
At start of period	19		20		—
Acquired as a result of the Merger	—		—		18	e
Acquisitions and newbuilding deliveries	10	s	—		—
Disposals	—		—		—
Chartered in	—		(1)	n	2	f
At end of period	29		19		20
Ultramax
At start of period	7		6		—
Acquired as a result of the Merger	—		—		4	g
Acquisitions and newbuilding deliveries	2	t	1	o	1	h
Disposals	(6)	u	—		—
Chartered in	—		—		1	i
At end of period	3		7		6
Total
At start of period	57		54		13
Acquired as a result of the Merger	—		—		29
Acquisitions and newbuilding deliveries	22		8		10
Disposals	(6)		(2)		(12)
Chartered in/owned by joint venture	(1)		(3)		14
	72		57		54

a.	Seven vessels acquired upon the completion of the Merger (Channel Navigator, Channel Alliance, Golden Feng, Golden Shui, Golden Magnum, Golden Beijing and Golden Zhoushan).

b.
(i) Delivery of six newbuildings (KSL Seoul, Golden Kathrine, KSL Sakura, KSL Seville, KSL Stockholm and Golden Aso) purchased in September 2014 from Frontline 2012 Ltd., (ii) delivery of one newbuilding (Golden Finsbury) and (iii) delivery of two newbuildings (Front Atlantic and Front Baltic) purchased in March 2015 from Frontline 2012 Ltd.

c.
(i) Disposal of two vessels upon delivery from the yard (Front Atlantic and Front Baltic), (ii) disposal of two vessels acquired upon the completion of the Merger (Channel Alliance and Channel Navigator) and (iii) disposal of eight vessels to Ship Finance (four owned at January 1, 2013: Battersea, Belgravia, Golden Future and Golden Zhejiang; one purchased in 2015: KSL China and three acquired upon the completion of the Merger: Golden Magnum, Golden Beijing and Golden Zhoushan).

d.
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

e.
18 vessels acquired upon the completion of the Merger (Golden Saguenay, Golden Opportunity, Golden Ice, Golden Strength, Golden Suek, Golden Bull, Golden Brilliant, Golden Pear, Golden Diamond, Golden Ruby, Golden Eminence, Golden Empress, Golden Endeavour, Golden Endurer, Golden Enterprise, Golden Rose, Golden Daisy and Golden Ginger).

f.	Two vessels under capital leases (Golden Lyderhorn and Golden Eclipse) acquired upon the completion of the Merger.

g.	Four vessels acquired upon the completion of the Merger (Golden Cecilie, Golden Cathrine, Golden Aries and Golden Gemini).

h.	Delivery of one newbuilding (Golden Taurus) acquired upon the completion of the Merger.

i.	One vessel under a long term operating lease (Golden Hawk) acquired upon the completion of the Merger.

j.	Delivery of two newbuildings (Golden Scape and Golden Swift) purchased in September 2014 from Frontline 2012 Ltd.

k.
(i) Delivery of two newbuilding (Golden Barnet and Golden Bexley), (ii) delivery of one newbuilding (Golden Fulham) and (iii) delivery of two newbuildings (Front Caribbean and Front Mediterranean) purchased in March 2015 from Frontline 2012 Ltd.

l.	Disposal of two vessels upon delivery from the yard (Front Caribbean and Front Mediterranean).

m.	Redelivery of two vessels chartered in on long term operating leases to their owners (Front Atlantic and Front Baltic).

n.	Disposal of one vessel under a capital lease (Golden Lyderhorn) acquired upon the completion of the Merger.

o.	Delivery of one newbuilding (Golden Leo) acquired upon the completion of the Merger.

p.	Delivery of one vessel (Golden Gayle) acquired from Quintana.

q.
(i) Delivery of two newbuildings (Golden Surabaya and Golden Savannah), (ii) delivery of five vessels (Golden Kaki, Golden Amreen, Golden Myrtalia, Golden Anastasia and Golden Houston) acquired from Quintana, (iii) delivery of one newbuilding (Golden Nimbus), and (iv) delivery of one vessel (Golden Behike) acquired from affiliates of Hemen.

r.	Disposal of one vessel (Golden Opus) sold by the joint venture company to an unrelated third party.

s.
Delivery of eight vessels (Golden Sue, Golden Kennedy, Golden Shea, Golden Ioanari, Golden Arion, Golden Deb, Golden Jake, Golden Keen) from Quintana and two vessels (Golden Amber and Golden Opal) from Hemen.

t.	Delivery of two newbuildings (Golden Virgo and Golden Libra).

u.	Disposal of six vessels (Golden Gemini, Golden Libra, Golden Leo, Golden Virgo, Golden Taurus and Golden Aries) to an unrelated third party.

Summary of Fleet Employment

As discussed below, as at December 31, 2017, our vessels are operated under time charters and voyage charters.

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

Several of our vessels may trade under revenue sharing arrangements or pools that are primarily exposed to the spot market. Under our revenue sharing agreement with CCL, we currently include 22 Capesize drybulk vessels. We currently have one Newcastlemax vessel trading under a revenue sharing agreement with Bocimar International NV and C Transport Holding Ltd. Our three Ultramax vessels trade under C Transport Holding Ltd's revenue sharing agreement for Supramax vessels.

	As of December 31,
	2017		2016		2015
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	—	—%	2	100%	—	—%
Spot with RSA (1)	1	33%	—	—%	—	—%
Time charter	1	33%	—	—%	—	—%
Index linked time charter	1	33%	—	—%	—	—%
	3	100%	2	100%	—	—%
Capesize
Spot	1	—%	1	4%	20	70%
Spot with RSA (2)	18	50%	18	62%	—	—%
Time charter	4	10%	—	—%	—	—%
Index linked time charter	14	40%	10	34%	8	30%
	37	100%	29	100%	28	100%
Panamax
Spot	24	80%	13	70%	14	70%
Spot with RSA	—	—%		—%	—	—%
Time charter	5	20%	6	30%	6	30%
Index linked time charter	—	—%	—	—%	—	—%
	29	100%	19	100%	20	100%
Ultramax
Spot	—	—%	7	100%	6	100%
Spot with RSA (3)	3	100%	—	—%	—	—%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	3	100%	7	100%	6	100%
Total
Spot	25	35%	23	40%	40	74%
Spot with RSA	22	31%	18	30%	—	—%
Time charter	10	14%	6	10%	6	11%
Index linked time charter	15	20%	10	20%	8	15%
	72	100%	57	100%	54	100%
(1)    The Golden Swift traded under a Newcastlemax revenue sharing agreement.
(2)    18 of our Capesize vessels traded under the CCL revenue sharing agreement.
(3)     Our 3 Ultramax vessels traded in C Transport Holding Ltd’s Supramax revenue sharing agreement.

Below is an overview of vessels on time charter contracts with an initial contract duration of more than one year, as of December 31, 2017:

Vessel Type	Vessel Name	Dwt	Net Rate	Expiry (min period)
Panamax	Golden Empress	79,463	22,800	December 2021
Panamax	Golden Endeavour	79,600	18,525	November 2020
Panamax	Golden Endurer	79,600	22,800	November 2020
Panamax	Golden Eclipse	79,600	28,025	January 2020
Panamax	Golden Rose	81,585	10,600	March 2018
Capesize	Golden Aso	182,472	15,100	March 2018
Capesize	KSL Santos	181,055	13,250	April 2018
Capesize	Golden Scape	211,112	20,000	November 2018
Capesize	Golden Bexley	180,209	16,700	January 2019
Capesize	Golden Nimbus	180,504	16,750	December 2018
In addition to the vessels specified in the table above, in 2017 we entered into fixed rate time charters commencing in 2018 for three of our vessels. We also converted one of our index linked time charters to a fixed rate, effective from January 2018. Refer to "Item 4 D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this report.
In January 2015, we entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), to charter out a total of fifteen Capesize vessels on long term, index-linked contracts. In September 2015, the parties agreed to amend the terms to ten Capesize vessels at five years with charterer's option to extend for an additional two and a half years, instead of fifteen Capesize vessels at five-year terms. During 2015, eight vessels were delivered to RWE and the remaining two vessels were delivered in 2016. These charters are considered long term since their duration exceeds one year, however they have not been included in the table above as the time charter revenue earned on these is variable due to the index-linked daily time charter rate and therefore comparable to charter revenue earned in the spot market.
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

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See also Note 2 to the audited Consolidated Financial Statements included herein for details of all significant accounting policies.

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

In addition, we were required to separately value the charters acquired with vessels from the Former Golden Ocean and used an "excess earnings" technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates. This gave rise to an acquisition date fair value asset of $127.1 million for favorable contracts asset in respect of vessels chartered out and an acquisition date fair value liability of $7.5 million for unfavorable contracts in respect of the vessels chartered in. These balances are being amortized over the remaining contract periods for each lease. We were also required to value the Convertible Bond (defined below) and this resulted in a $38.8 million discount to the principal amount, which is being amortized over the term of the bond. The surplus of the fair value of the net assets acquired over the fair value of the consideration transferred of $78.9 million was recognized as a bargain purchase gain in our consolidated statement of operations. Acquisition related costs are expensed as incurred.

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

From January 1, 2018, we are adopting ASC 606 Revenue from Contracts with Customers which replaces nearly all existing revenue guidance. Under this guidance, we believe the most significant impact will be to the timing of revenue recognition on voyage charters. The total revenue recognized on voyage charters across all accounting periods will remain the same however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. Under ASC 606 voyage revenue will be recognized on a load to-discharge basis. We expect to recognize an increase in the retained deficit of approximately $10 million on January 1, 2018 related to the timing of revenue recognition based on the change to the load-to-discharge method.

Revenues generated through revenue sharing agreements are presented gross when we are the primary obligor under the charter parties. The net income as a result of our revenue sharing agreements is presented as other operating income, net. Comparative numbers have been revised to conform to our current presentation. In 2016, $0.9 million was previously included in other revenues and has been reclassified to other operating income, net.

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

Vessels and depreciation
Vessels are stated at cost less accumulated depreciation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Impairment of long lived assets
The carrying values of our vessels and newbuildings, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels and the cost of newbuildings tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels that are held and used by us and newbuildings under construction are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or newbuilding may not be fully recoverable. Such indicators may include depressed spot rates and depressed second-hand vessel values. We assess recoverability of the carrying value of each asset or newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's or newbuildings carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and appraised valuations. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts for five years and (ii) estimate of implied charter rates based on the broker values received from third party brokers on a quarterly basis. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our expected future operating costs and discount factors that once discounted would equate to the average broker values. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2017, and accordingly, have not recorded an impairment charge.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding cash flows include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (iv) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the European Union or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2017 and 2016:

Vessel Type	Vessel Name	Built	Dwt	2017 ($ millions)	2016 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	67.3	69.8
Newcastlemax	Golden Swift	2016	211,112	65.9	68.3
Newcastlemax	Golden Gayle	2011	206,565	31.2	—
Capesize	Golden Feng	2009	169,232	31.5	32.9
Capesize	Golden Shui	2009	169,333	31.6	32.9
Capesize	KSL Salvador	2014	180,958	62.1	64.5
Capesize	KSL San Francisco	2014	181,066	58.9	61.2
Capesize	KSL Santiago	2014	181,020	58.4	60.7
Capesize	KSL Santos	2014	181,055	58.8	61.1
Capesize	KSL Sapporo	2014	180,960	61.2	63.6
Capesize	KSL Seattle	2014	181,015	60.9	63.3
Capesize	KSL Singapore	2014	181,062	60.9	63.3
Capesize	KSL Sydney	2014	181,000	61.6	64.0
Capesize	KSL Sakura	2015	181,062	59.4	61.7
Capesize	KSL Seoul	2015	181,010	59.7	61.9
Capesize	KSL Stockholm	2015	181,055	60.0	62.3
Capesize	KSL Seville	2015	181,062	59.1	61.3
Capesize	Golden Kathrine	2015	182,486	60.6	62.9
Capesize	Golden Aso	2015	182,472	61.5	63.8
Capesize	Golden Finsbury	2015	182,418	48.7	50.5
Capesize	Golden Barnet	2016	180,355	52.3	54.1
Capesize	Golden Bexley	2016	180,209	52.0	53.9
Capesize	Golden Fulham	2016	182,000	50.1	51.8
Capesize	Golden Amreen	2015	179,337	36.5	—
Capesize	Golden Anastasia	2014	179,189	34.9	—
Capesize	Golden Behike	2016	180,491	40.6	—
Capesize	Golden Houston	2014	181,214	34.0	—
Capesize	Golden Kaki	2014	181,214	35.5	—
Capesize	Golden Myrtalia	2011	177,979	25.4	—
Capesize	Golden Nimbus	2017	180,000	50.3	—
Capesize	Golden Savannah	2017	181,044	62.3	—
Capesize	Golden Surabaya	2017	181,046	62.0	—
Panamax	Golden Ice	2008	75,500	14.3	14.9
Panamax	Golden Opportunity	2008	75,500	14.3	14.9
Panamax	Golden Saguenay	2008	75,500	14.3	14.9
Panamax	Golden Strength	2009	75,500	15.2	15.9
Panamax	Golden Suek	2011	74,849	16.8	17.4
Panamax	Golden Bull	2012	75,000	17.9	18.6
Panamax	Golden Brilliant	2013	74,500	19.5	20.2
Panamax	Golden Diamond	2013	74,500	19.6	20.3
Panamax	Golden Pearl	2013	74,186	19.6	20.3
Panamax	Golden Ruby	2014	74,052	20.7	21.5
Panamax	Golden Sue	2013	84,943	23.6	—
Panamax	Golden Deb	2013	84,943	24.4	—
Panamax	Golden Shea	2007	76,937	11.9	—

Panamax	Golden Kennedy	2015	83,789	24.8	—
Panamax	Golden Opal	2017	74,231	21.6	—
Panamax	Golden Amber	2017	74,500	21.3	—
Panamax	Golden Eminence	2010	79,463	15.6	16.2
Panamax	Golden Empress	2010	79,463	15.6	16.2
Panamax	Golden Endeavour	2010	79,454	15.6	16.2
Panamax	Golden Endurer	2011	79,474	16.5	17.1
Panamax	Golden Enterprise	2011	79,463	16.5	17.1
Panamax	Golden Daisy	2012	81,507	19.2	19.8
Panamax	Golden Ginger	2012	81,487	19.2	19.8
Panamax	Golden Rose	2012	81,585	19.2	19.8
Panamax	Golden Jake	2011	81,827	18.3	—
Panamax	Golden Arion	2011	82,188	18.2	—
Panamax	Golden Ioanari	2011	81,827	17.5	—
Panamax	Golden Keen	2012	81,586	19.3	—
Ultramax	Golden Aries	2015	63,605	—	23.5
Ultramax	Golden Cecilie	2015	60,263	24.1	25.0
Ultramax	Golden Cathrine	2015	60,000	24.0	24.9
Ultramax	Golden Gemini	2015	63,605	—	23.6
Ultramax	Golden Taurus	2015	64,000	—	24.9
Ultramax	Golden Leo	2016	63,650	—	25.7
				2,213.8	1,758.5

We believe that the basic charter-free market value for each of the vessels above is lower than their carrying value and that the aggregate carrying value of these vessels exceeds their aggregate basic charter-free market value by approximately $353 million as of December 31, 2017 (December 31, 2016: $667 million). We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2017, and accordingly, have not recorded an impairment charge.

The basic charter-free market value for each of the five (December 31, 2016: ten) newbuildings we owned at December 31, 2017 was lower than the newbuilding's total estimated cost of completion (being the aggregate of the carrying value, the remaining installments to be paid, the estimated newbuilding supervision costs and the estimated capitalized interest at December 31). We believe that the aggregate estimated cost of completion of these newbuildings exceeded their aggregate basic charter-free market value by approximately $23 million as of December 31, 2017 (December 31, 2016: $159 million). We believe that the estimated future undiscounted cash flows expected to be earned by each newbuilding over its estimated useful life exceed the newbuilding's estimated cost of completion and, accordingly, have not recorded an impairment charge.

We refer you to the risk factor entitled "The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings from our vessels;

•	gains (losses) from the sale of assets;

•	vessel operating expenses;

•	impairment losses on vessels and newbuilding contracts;

•	provisions for uncollectible receivables;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	bargain purchase gain; and

•	discontinued operations.
We derive our earnings from time charters and voyage charters earned by our vessels. As of December 31, 2017, 62 of our 72 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

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

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, restricted stock unit, or RSU, and stock option expense and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

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

Year ended December 31, 2017 compared with year ended December 31, 2016

Operating revenues

(in thousands of $)	2017	2016	Change
Time charter revenues	233,007	91,407	141,600
Voyage charter revenues	225,769	159,108	66,661
Bareboat charter revenues	—	2,399	(2,399)
Other revenues	1,247	3,949	(2,702)
Total operating revenues	460,023	256,863	203,160

Time charter revenues increased by $141.6 million in 2017 compared with 2016, primarily due to:

•	an increase of $28.5 million generated from improved market conditions captured by index-linked time charters for nine of our Capesize vessels,

•	an increase of $39.0 million generated from vessel delivered during 2017 that traded on the time charter market,

•	an increase of $58.0 million generated by our vessels that were delivered prior to the year ended December 31, 2016,

•	an increase of $8.2 million generated from 12 chartered-in vessels operating in the spot market, and

•
a decrease of $7.9 million related to amortization expense of time charter out contracts recognized at fair value in the balance sheet, mainly due to the expiration of contracts in 2017 and amortization of $3.1 million in negative fair value of contracts acquired in relation to the Quintana Acquisition.

Voyage charter revenues increased by $66.7 million in 2017 compared with 2016 primarily due to:

•	an increase of $38.1 million generated from 40 chartered-in vessels (compared with 38 vessels during 2016) on short-term charters and relets during 2017 that traded on the spot market,

•	an increase of $21.3 million generated from vessel delivered during 2017 that traded on the spot market, and

•	an increase of $7.2 million generated by our vessels that were delivered prior to the year ended December 31, 2016.

During 2016, bareboat charter revenues of $2.4 million related to a receipt of claims for unpaid charter hire owed under bareboat charters of two VLCCs. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims. During 2017, we had no bareboat charter revenues.

During 2017, other revenues was primarily comprised of $1.7 million for management fee revenue for services provided by us to related parties, offset by $0.5 million in other voyage related claim expenses. During 2016, other revenues was primarily comprised of $2.0 million for loss of hire in relation to warranty claims on four Capesize newbuilding deliveries and $1.9 million in respect of management fee revenue for services provided by us to related parties.

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2017	2016	Change
Net loss on sale of vessels	(570)	72	(642)
Amortization of deferred gains	258	228	30
Gain (loss) on sale of assets and amortization of deferred gains	(312)	300	(612)

In 2017, we sold six Ultramax vessels to an unrelated third party, and for one of these vessels we agreed to a partial settlement in the form of consideration shares in the buyer. In the aggregate the consideration received consisted of $135.1 million in cash and 910,802 consideration shares in the buyer. The six vessels were delivered in the fourth quarter of 2017 and we recorded a net loss of $0.6 million upon completion of the deliveries, in addition to impairment loss of $1.1 million as described below.

During 2016, gain on sale of vessels arose on the sales of Front Mediterranean ($13 thousand gain), Front Caribbean ($68 thousand gain) and Golden Lyderhorn ($9 thousand loss). Amortization of deferred gains arose on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

Amortization of deferred gains relates to deferred gains on the sale and lease back transaction of eight vessels with Ship Finance conducted in 2015.

Other operating income (expenses)

(in thousands of $)	2017	2016	Change
Other operating income (expenses)	3,881	945	2,936

Other operating income increased by $2.9 million in 2017 compared with 2016 as a result of a positive revenue sharing amount received from the revenue sharing agreements for our Capesize and Newcastlemax vessels.

Voyage expenses and commission

(in thousands of $)	2017	2016	Change
Voyage expenses and commission	118,929	89,886	29,043

Voyage expenses and commission increased by $29.0 million in 2017 compared with 2016 primarily due to:

•	an increase of $15.2 million incurred by our vessels that were delivered prior to the year ended December 31, 2016,

•	an increase of $4.4 million incurred by the 14 vessels acquired from Quintana,

•	an increase of $4.0 million incurred by the three vessels acquired from affiliates of Hemen, and

•	an increase of $5.8 million incurred by the five newbuildings delivered in 2017.

This was partially offset by a decrease of $0.4 million related to vessels that were chartered-in on short term charters and operated in the spot market.

Ship operating expenses

(in thousands of $)	2017	2016	Change
Ship operating expenses	132,198	105,843	26,355

Ship operating expenses increased by $26.4 million in 2017 compared with 2016 primarily due to:

•	an increase of $17.3 million incurred by the 14 vessels acquired from Quintana,

•	an increase of $2.5 million incurred by the three vessels acquired from affiliates of Hemen, and

•	an increase of $6.6 million incurred by the five newbuildings delivered in 2017.

Charter hire expenses

(in thousands of $)	2017	2016	Change
Charter hire expenses	70,673	53,691	16,982

Charter hire expenses increased by $17.0 million in 2017 compared with 2016 primarily due to:

•	an increase of $21.0 million incurred for vessels chartered in from third parties on short term charters and relets,

•	an increase of $2.5 million incurred for the eight vessels chartered in from Ship Finance, including a $0.2 million profit share, and

•	an increase of $2.4 million incurred following reduction in onerous contracts provisions in 2016.

This was partially offset by a decrease of $8.9 million incurred for vessels chartered in from third parties on long term charters.

Administrative expenses

(in thousands of $)	2017	2016	Change
Administrative expenses	12,558	12,728	(170)

Administrative expenses decreased by $0.2 million in 2017 as compared to 2016 primarily due to an increase of $0.3 million incurred in personnel related expenses, partially offset by a decrease of $0.3 million incurred in related party administration charges and a decrease of $0.2 million incurred in IT expenses.

Provision for uncollectible receivables

(in thousands of $)	2017	2016	Change
Provision for uncollectible receivables	—	1,800	(1,800)

In 2017, there was no provision for uncollectible receivables. In 2016, the provision for uncollectible receivables of $1.8 million was recorded against the carrying value of the long-term receivable following an impairment review that was triggered by an agreement with the counterparty to collect $3.0 million.

Impairment loss on vessels and newbuildings

(in thousands of $)	2017	2016	Change
Impairment loss on vessels and newbuildings	1,066	985	81

In September 2017, we entered into agreements to sell six Ultramax vessels, Golden Libra, Golden Virgo, Golden Taurus, Golden Gemini, Golden Aries and Golden Leo, for a gross sale price of $142.5 million. We recorded an impairment loss of $1.1 million, corresponding to the difference between the carrying value and estimated fair value of the vessels as at September 30, 2017 based on the agreements to sell the vessels.

Impairment loss on vessels and newbuildings in 2016 was attributable to $1.0 million impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by the likelihood to dispose the vessel prior to the end of its useful life.

Depreciation

(in thousands of $)	2017	2016	Change
Depreciation	78,093	63,433	14,660

Depreciation expenses increased by $14.7 million in 2017 as compared to 2016, primarily due to:

•	an increase of $7.8 million incurred by the 14 vessels acquired from Quintana,

•	an increase of $5.3 million incurred by the deliveries of Golden Virgo, Golden Libra, Golden Surabaya, Golden Savannah, Golden Nimbus,

•	an increase of $0.9 million incurred by the three vessels acquired from affiliates of Hemen, and

•	an increase of $0.7 million incurred following a net addition to the fleet during 2016.

Interest income

(in thousands of $)	2017	2016	Change
Interest income	2,207	1,666	541

Interest income increased by $0.5 million in 2017 compared with 2016 primarily due to an increase in interest income on bank deposits due to higher cash deposits held during the year.

Interest expense

(in thousands of $)	2017	2016	Change
Interest on floating rate debt	38,832	26,768	12,064
Interest on fixed rate debt	6,164	6,122	42
Finance lease interest expense	1,086	1,952	(866)
Interest on other obligations	—	16	(16)
Commitment fees	1,353	2,069	(716)
Interest capitalized on newbuildings	—	(2,258)	2,258
Amortization of fair value adjustments as a result of the Merger	10,360	9,497	863
Amortization of deferred charges	1,415	1,345	70
Related party interest expense	630	—	630
	59,840	45,511	14,329

Interest expense increased by $14.3 million in 2017 compared with 2016, primarily due to:

•
an increase of $12.1 million in interest expense on (i) floating rate debt relating to three new loan facilities entered into in relation to the Quintana Acquisition, (ii) drawdowns under the $425.0 million term loan facility in connection with newbuilding deliveries during 2017, and (iii) $86.8 million in total deferred repayments at an increased margin of 4.25% following the debt restructuring in the first quarter of 2016,

•	a decrease of $0.9 million in finance lease interest expense following the sale of the Golden Lyderhorn in August 2016,

•	a decrease of $0.7 million in commitment fees following a reduction in undrawn amounts under our credit facilities compared with 2016,

•
a decrease of $2.3 million in interest capitalized on newbuildings as interest capitalization on the remaining five newbuildings due for delivery at December 31, 2017 was ceased during 2016 as they were concluded substantially complete,

•	an increase of $0.9 million due to amortization of the fair value adjustment of $38.8 million on the Convertible Bond, and

•	an increase of $0.3 million in respect three new related party seller credits assumed in 2017 following the acquisition of three vessels from affiliates of Hemen.

Associated companies

(in thousands of $)	2017	2016	Change
Equity results of associated companies	4,620	(381)	5,001
Impairment of associated companies	—	(2,142)	2,142
	4,620	(2,523)	7,143

Equity results of associated companies increased by $5.0 million in 2017 compared with 2016 primarily caused by a $4.2 million increase in results from our 50% equity interest in Golden Opus Inc. The increase was mainly due to gains recognized by the joint venture company from the sale of its only vessel the Golden Opus.

In 2016, the impairment loss was related to our 50% equity interest in Golden Opus Inc. following an impairment review that was triggered by a significant fall in rates in the BDI.

Impairment loss on marketable securities

(in thousands of $)	2017	2016	Change
Other than temporary impairment on marketable securities	—	(10,050)	10,050

In 2017, we had no impairment losses on marketable securities. In 2016, the other than temporary impairment on marketable securities was comprised of $8.5 million in respect of an investment in a company listed on a U.S. stock exchange and $1.5 million in respect of an investment in a company listed on the Norwegian "Over the Counter" market.

Gain (loss) on derivatives

(in thousands of $)	2017	2016	Change
Gain (loss) on derivatives	145	(675)	820

Gain (loss) on derivatives increased by $0.8 million in 2017 compared with 2016 primarily due to a decrease in loss on interest rate swaps derivatives of $1.3 million. In 2017, the gain on derivatives was comprised of losses of $0.5 million on interest rate swaps, gains of $0.2 million on foreign currency swaps, gains of $0.9 million on bunker derivatives and loss of $0.5 million on forward freight agreements. In 2016, the loss on derivatives was comprised of losses of $1.8 million on interest rate swaps, losses of $0.1 million on foreign currency swaps, gains of $1.2 million on bunker derivatives and gains of $0.1 million on forward freight agreements.

Other financial items

(in thousands of $)	2017	2016	Change
Other financial items	501	(515)	1,016

"Other financial items" was positive $0.5 million in 2017 compared with negative $0.5 million in 2016 primarily due to an increase of distributions from marketable securities of $1.6 million.

This was offset by:

•	loss on purchase of convertible bond of $0.3 million,

•	an increase in bank charges of $0.6 million, and

•	a decrease in loss on sale of marketable securities of $0.2 million.

Year ended December 31, 2016 compared with year ended December 31, 2015

Operating revenues

(in thousands of $)	2016	2015	Change
Time charter revenues	91,407	85,960	5,447
Voyage charter revenues	159,108	102,972	56,136
Bareboat charter revenues	2,399	—	2,399
Other revenues	3,949	1,306	2,643
Total operating revenues	256,863	190,238	66,625

Time charter revenues increased by $5.5 million in 2016 as compared to 2015 primarily due to:

•
an increase of $18.2 million generated from improved market conditions captured in index-linked time charter for ten of our Capesize vessels and full year results for the vessels acquired in the Merger, and

•	an increase of $1.7 million generated from six vessels delivered during 2016 that traded on the time charter market.

This was partially offset by:

•	a decrease of $9.8 million generated from 13 compared to 26 chartered-in vessels on short term charters and relets during 2016 and 2015, respectively, which we traded on time charter terms, and

•	a decrease of $4.6 million related to amortization of the estimated fair value allocated to favorable time charters of (2016: $27.3 million, 2015: $23.7 million)

Voyage charter revenues increased by $56.1 million in 2016 as compared to 2015 primarily due to:

•	an increase of $27.6 million generated from five of six vessels delivered during 2016 that traded on the spot market, and

•	an increase of $27.2 million generated from 38 compared to 24 chartered-in vessels on short term charters and relets during 2016 and 2015, respectively, which we traded on the spot market.

During 2016, bareboat charter revenues of $2.4 million related to a receipt of claims for unpaid charter hire owed under bareboat charters of the VLCCs. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims.

During 2016, other revenues was primarily comprised of $2.0 million for loss of hire in relation to warranty claims on four Capesize newbuilding deliveries and $1.9 million in respect of management fee revenue for services provided by us to related parties. During 2015, other revenues was primarily comprised of $0.3 million in respect of the reimbursement of expenses incurred in connection with the unlawful arrest of one vessel and $0.9 million in respect of management fee revenue for services provided by us to related parties.

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2016	2015	Change
Net loss on sale of vessels	72	(2,062)	2,134
Loss on sale of newbuilding contracts	—	(8,858)	8,858
Amortization of deferred gains	228	132	96
Gain (loss) on sale of assets and amortization of deferred gains	300	(10,788)	11,088

During 2016, gain on sale of vessels arose on the sales of Front Mediterranean ($13 thousand gain), Front Caribbean ($68 thousand gain) and Golden Lyderhorn ($9 thousand loss). Amortization of deferred gains arose on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

During 2015, loss on sale of vessels arose on the sales of Front Atlantic ($2.2 million loss) and Front Baltic ($0.1 million gain), with both vessels sold upon their delivery in August and November 2015, respectively. The loss on sale of newbuilding contracts is attributable to the sale of two newbuilding contracts to Frontline. Amortization of deferred gains arose on the sale and lease back of eight vessels with Ship Finance, which was completed in the third quarter of 2015.

Other operating income (expenses)

(in thousands of $)	2016	2015	Change
Other operating income (expenses)	945	—	945

Other operating income increased by $0.9 million in 2016 as a result of a positive revenue sharing amount from the Capesize revenue sharing agreement.

Voyage expenses and commission

(in thousands of $)	2016	2015	Change
Voyage expenses and commission	89,886	78,099	11,787

Voyage expenses and commission increased by $11.8 million in 2016 as compared to 2015 primarily due to:

•	an increase of $15.9 million incurred by the delivery of six newbuildings in 2016, and

•	an increase of $9.0 million incurred by vessels that were chartered-in on short term charters and operated in the spot market.

This was partially offset by a decrease of $13.1 million related to vessels operated in the spot market in 2015, which traded under time charter terms in 2016.

Ship operating expenses

(in thousands of $)	2016	2015	Change
Ship operating expenses	105,843	83,022	22,821

Ship operating expenses increased by $22.8 million in 2016 as compared to 2015 primarily due to:

•	an increase of $9.9 million incurred by the 29 vessels acquired as a result of the Merger, for which full year expenses were incurred in 2016,

•	an increase of $8.8 million incurred by the delivery of six newbuildings in 2016,

•	an increase of $4.2 million incurred by the eight vessels that were delivered during 2015 and traded for the full year in 2016, and

•	an increase of $2.8 million primarily related to yard payments resulting from deferral of delivery under the newbuilding program.

This was partially offset by a decrease of $2.9 million related to drydock costs for three vessels in 2016 compared to six vessels in 2015.

Charter hire expenses

(in thousands of $)	2016	2015	Change
Charter hire expenses	53,691	30,719	22,972

Charter hire expenses increased by $23 million in 2016 as compared to 2015, primarily due to:

•	an increase of $3.7 million incurred by vessels chartered in from third parties on short term charters and relets,

•	an increase of $9.7 million incurred by vessels chartered in from third parties on long term charters,

•	an increase of $13.5 million incurred by the eight vessels chartered in from Ship Finance resulting from full year expenses in 2016, and

•	an increase of $1.0 million resulting from lower amortization of unfavorable time charter contracts, recognized as deduction of charter hire expenses.

This was partially offset by a decrease of $4.8 million resulting from reduction in onerous contracts provisions.

Administrative expenses

(in thousands of $)	2016	2015	Change
Administrative expenses	12,728	12,469	259

Administrative expenses increased by $0.3 million in 2016 as compared to 2015 primarily due to:

•	an increase of $1.7 million incurred for personnel, travel and offices costs due full year expenses for the Former Golden Ocean, and

•	an increase of $0.9 million incurred in related party charges.

These factors were partially offset by:

•	a decrease of $2.0 million in legal, audit and professional fees incurred as a result of the Merger,

•	a decrease of $0.3 million in director fees, and

•	a decrease of $0.2 million in other expenses and RSU/Stock option expenses.

Provision for uncollectible receivables

(in thousands of $)	2016	2015	Change
Provision for uncollectible receivables	1,800	4,729	(2,929)

The provision for uncollectible receivables of $1.8 million in 2016 was recorded against the carrying value of a long-term receivable acquired in the Merger following an impairment review that was triggered by an agreement with the counterparty to collect $3.0 million.

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

Impairment loss on vessels and newbuildings in 2015 is attributable to:

•	$141.0 million related to impairment losses on five of the eight vessels that we agreed to sell to Ship Finance in April 2015 (KSL China, Battersea, Belgravia, Golden Future and Golden Zhejiang),

•
$7.1 million related to the impairment loss on newbuildings. In April 2015, we agreed sell four newbuildings to a third party on delivery of the newbuilding. One of these vessels was delivered and sold in August 2015 at a loss of $2.2 million. The impairment review of the remaining three vessels indicated that the expected costs would exceed the agreed sales price of the vessels and an impairment loss was recognized, and

•	$4.5 million related to an impairment loss on the Golden Lyderhorn, a vessel held under capital lease, following an impairment review that was triggered by a significant fall in rates in the BDI.

Depreciation

(in thousands of $)	2016	2015	Change
Depreciation	63,433	52,728	10,705

Depreciation expenses increased by $10.7 million in 2016 as compared to 2015 primarily due to:

•	an increase of $4.5 million due to full year depreciation on the 29 vessels acquired upon the completion of the Merger, of which two were vessels under capital lease,

•	an increase of $9.1 million due to the delivery of six newbuildings in 2016,

•	an increase of $3.6 million due to full year depreciation in 2016 of eight vessels delivered in 2015, and

•	a decrease of $6.5 million due to eight vessels sold to Ship Finance during 2015.

Interest income

(in thousands of $)	2016	2015	Change
Interest income	1,666	849	817

Interest income increased by $0.8 million in 2016 as compared to 2015 primarily due to:

•	an increase in interest income on bank deposits of $1.32 million due to higher cash deposits held during the year, and

•	a decrease of interest income of $0.4 million on an interest bearing long term receivable, acquired as a result of the Merger.

Interest expense

(in thousands of $)	2016	2015	Change
Interest on floating rate debt	26,768	20,475	6,293
Interest on fixed rate debt	6,122	4,719	1,403
Finance lease interest expense	1,952	1,981	(29)
Interest on other obligations	16	2	14
Commitment fees	2,069	3,217	(1,148)
Interest capitalized on newbuildings	(2,258)	(8,968)	6,710
Amortization of fair value adjustments as a result of the Merger	9,497	6,844	2,653
Amortization of deferred charges	1,345	1,562	(217)
	45,511	29,831	15,680

Interest expense increased by $17.2 million in 2016 as compared to 2015 primarily due to:

•
an increase of $6.3 million in interest on (i) floating rate debt (ii) $142.2 million drawdowns under the $425.0 million term loan facility, (iii) $40.5 million deferred repayments at an increased margin of 4.25% following the debt restructuring in the first quarter of 2016 and (iv) full year interest expense accruing on facilities acquired as a result of the Merger,

•	an increase of $1.4 million in interest on fixed rate debt, as a result of full year interest expense accruing on the Convertible bond acquired as a result of the Merger,

•	a decrease of $1.2 million in commitment fees as the 2015 results included $1.5 million fees in relation to the new $425.0 million loan facility, which was entered into in February 2015,

•
a decrease of $6.7 million in interest capitalized on newbuildings as eight of the 18 newbuildings due for delivery at December 31, 2015 were delivered in 2016 and interest capitalization the remaining ten newbuildings due for delivery at December 31, 2016 was ceased during 2016 as they were concluded substantially complete,

•	an increase of $2.7 million due to full year the amortization of the fair value adjustment of $38.8 million on the Convertible Bond, and

•	a decrease of $0.2 million of amortization of deferred charges.

Associated companies

(in thousands of $)	2016	2015	Change
Equity results of associated companies	(381)	(433)	52
Impairment of associated companies	(2,142)	(4,600)	2,458
	(2,523)	(5,033)	2,510

In 2016 and 2015, the impairment loss related to our 50% equity interest in Golden Opus Inc. following an impairment review that was triggered by a significant fall in rates in the BDI.

Impairment loss on marketable securities

(in thousands of $)	2016	2015	Change
Other than temporary impairment on marketable securities	(10,050)	(23,323)	13,273

In 2016, the other than temporary impairment on marketable securities was comprised of $8.5 million in respect of an investment in a company listed on a U.S. stock exchange and $1.5 million in respect of an investment in a company listed on the Norwegian "Over the Counter" market. In 2015, the other than temporary impairment on marketable securities was comprised of $19.1 million in respect of an investment in a company listed on a U.S. stock exchange that was acquired during 2015 and $4.2 million in respect of an investment in a company listed on the Norwegian "Over the Counter" market that was acquired as a result of the Merger.

Loss on derivatives

(in thousands of $)	2016	2015	Change
Loss on derivatives	(675)	(6,939)	6,264

Loss on derivatives decreased by $6.3 million in 2016 as compared to 2015 primarily due gains on bunker derivatives of $5.4 million. In 2016, the loss on derivatives was comprised of losses of $1.8 million on interest rate swaps, losses of $0.1 million on foreign currency swaps, gains of $1.2 million on bunker derivatives and gains of $0.1 million on freight forward agreements. In 2015, the loss on derivatives was comprised of losses of $2.5 million on interest rate swaps, losses of $0.2 million on foreign currency swaps, losses of $3.6 million on bunker derivatives and losses of $0.6 million on forward freight agreements.

Bargain purchase gain arising on consolidation

(in thousands of $)	2016	2015	Change
Bargain purchase gain arising on consolidation	—	78,876	(78,876)

We recorded a bargain purchase gain of $78.9 million in 2015, which resulted from the Merger, and is the amount by which the fair value of the net assets acquired exceeded the value of the consideration paid.

Other financial items

(in thousands of $)	2016	2015	Change
Other financial items	(515)	(336)	(179)

"Other financial items" remained at the same levels in 2016 as compared to 2015.

Recently Issued Accounting Standards

Refer to Note 3 of "Item 18. Financial Statements".

B. LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as issuance of convertible bonds. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, payment of newbuilding installments, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are primarily related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

As of December 31, 2017 and 2016, we had cash and cash equivalents of $309.0 million and $212.9 million, respectively. In addition, as of December 31, 2017 and 2016, we had total restricted cash balances of $63.0 million and $54.1 million, respectively. As of December 31, 2017, restricted cash included cash balances of $60.6 million (December 2016: $53.8 million), which are required to be maintained by the financial covenants in our loan facilities.

Our wholly-owned non-recourse subsidiary that owns the 14 vessels acquired in the Quintana Acquisition is prohibited from paying dividends to us without lenders consent.

As of December 31, 2017, the remaining commitments for our five newbuilding contracts amounted to $144.6 million. The Company also had committed bank financing of $150 million to finance its remaining five newbuilding contracts as of December 31, 2017.

Other significant transactions subsequent to December 31, 2017, impacting our cash flows include the following:

•	During January and February 2018, we took delivery of our five vessels under construction, paid in aggregate $144.6 million in final installments and drew down $150.0 million in debt.

•
In January 2018, we took delivery of the Golden Monterrey, a vessel acquired from affiliates of Hemen, and paid $4.5 million in cash as partial consideration. The remaining consideration was in the form of 2,000,000 of our newly-issued common shares and the assumption of a $21.5 million seller's credit.

•	In February 2018, the Board declared a cash dividend to our shareholders of $0.10 per share, totaling approximately $14.4 million, which amount is payable on or about March 22, 2018.

•	In February 2018, we bought $9.4 million notional amount of our 3.07% convertible bond at a price of 97.725% of par value, or approximately $9.2 million.

•	In March 2018, we issued 50,000 of our common shares in connection with our 2016 share option plan and received $210 thousand in proceeds.

We believe that our working capital, cash on hand and borrowings under our current facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels, repayment of bank and bond loans and seller's credit financing. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2017	2016	2015
Net cash provided by (used in) operating activities	93,539	(23,053)	(14,827)
Net cash provided by (used in) investing activities	(26,039)	(175,311)	112,568
Net cash provided by (used in) financing activities	28,587	308,689	(37,345)
Net change in cash and cash equivalents	96,087	110,325	60,396
Cash and cash equivalents at beginning of period	212,942	102,617	42,221
Cash and cash equivalents at end of period	309,029	212,942	102,617

Net cash provided by operating activities

We have significant exposure to the spot market as only ten of our vessels were fixed on long term time charter contracts in 2017, and at the date of this report we have 14 vessels on fixed rate time charter contracts with initial contract duration of more than nine months. In addition, from time to time we may also enter into Forward Freight Agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. As of December 31, 2017, we had coverage in the aggregate of 470 days with maturity in 2018 under our FFAs. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

Net cash provided by operating activities in the year ended December 31, 2017 was $93.5 million compared with negative $23.1 million and negative $14.8 million in the year ended December 31, 2016 and December 31, 2015, respectively. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2017, compared with the actual rates achieved during 2017, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash breakeven rates on a TCE basis are (i) approximately $14,000 per day for our Capesize vessels and (ii) approximately $10,250 per day for our Panamax vessels. As of March 16, 2018, average spot rates year to date were as follows: Capesize vessels approximately $13,600 per day and Panamax vessels approximately $11,300 per day.

Net cash used in investing activities

Net cash used in investing activities was $26.0 million in 2017 and was comprised mainly of additions to newbuildings, vessels and equipment of $159.5 million, of which most was in respect of 10 newbuilding contracts, five of which were delivered during the year. In addition, restricted cash increased by $8.8 million, primarily related to three new loan facilities entered into during 2017. This amount was partially offset by the following:

•	net sale proceeds of $134.2 million in respect of six Ultramax vessels sold during the year,

•	net distributions from associated companies of $6.6 million, and

•	distributions from marketable securities of $1.6 million.

Net cash used in investing activities was $175.30 million in 2016 and was comprised primarily of:

•	payments on 12 vessels under construction for an aggregate of $267.3 million,

•	purchase of marketable securities of $0.7 million and equipment of $0.2 million, and

•	increase in restricted cash of $5.2 million.

This was partially offset by:

•
net sale proceeds of $97.8 million primarily related to the sale of two Capesize vessels generating $92.4 million in proceeds, one Panamax vessel generating $3.5 million in proceeds and proceeds from the sale of two Capesize newbuilding contracts agreed sold in 2015 to Frontline for $1.9 million, and

•	distributions from associated companies of $0.3 million and proceeds of $0.1 million from the sale of marketable securities.

Net cash provided by investing activities was $112.6 million in 2015 and was comprised mainly of:

•
net sale proceeds of an aggregate of $381.7 million primarily related to a sale and leaseback transaction of eight Capesize vessels with Ship Finance generating $272.0 million in proceeds, sale of two Capesize vessels for $16.8 million and two Capesize newbuildings sold on delivery for $92.4 million,

•	$108.6 million in cash acquired in respect of purchase of 12 SPCs from Frontline 2012,

•	$129.1 million in cash acquired upon the Merger,

•	refund of newbuilding installments of $40.1 million, and

•	decrease in restricted cash of $4.1 million.

This was partially offset by:

•	payments of an aggregate of $519.0 million in relation to our newbuilding program, and

•	purchase of marketable securities of $32.2 million.

Net cash provided by financing activities

Net cash provided by financing activities in 2017 was $28.6 million and was primarily a result of our two equity offerings of an aggregate of 16,372,505 new ordinary shares that generated net proceeds of $122.3 million, and loan drawdowns of $75.0 million. These items were partially offset by debt repayments of $163.8 million, capital lease repayments of $4.9 million, and debt fees paid of $0.3 million.

Net cash provided by financing activities in 2016 was $308.7 million and was primarily a result of our private placement and subsequent offering of an aggregate of 75,610,480 new ordinary shares that generated net proceeds of $205.4 million, and loan drawdowns of $142.2 million. These items were partially offset by debt repayments of $22.2 million, capital lease repayments of $15.7 million, and debt fees paid of $0.9 million.

Net cash provided used in financing activities in 2015 was $37.3 million and was primarily a result of debt repayments of $244.3 million, capital lease repayments of $5.2 million, and debt fees paid of $3.8 million. These items were partially offset by loan drawdowns of $216.0 million.

Equity Issuances

In December 2017, we issued 60,000 shares in relation to our 2016 share option plan and received $252 thousand in proceeds.

In October 2017, we issued 7,764,705 new common shares at $8.50 per share in a public offering, raising gross proceeds of $66 million (approximately NOK 521 million).

In March 2017, we issued 8,607,800 new common shares at NOK 60 per share in a public offering, raising gross proceeds of NOK 516.5 million (approximately $60 million).

In total, the net proceeds from the two equity offerings were $122.3 million, comprising $126.0 million gross proceeds from the placement net of issue costs of $3.7 million.

In February 2016, we completed a private placement of 68,736,800 new common shares, or the Private Placement Shares, at NOK 25.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million), in order to fulfill the equity requirement in our amended loan agreements.

In March 2016, we conducted a subsequent offering, or the Subsequent Offering, of up to 6,873,680 new common shares at NOK 25.00 per share for gross proceeds of up to NOK171.8 million (approximately $20 million). Ultimately, 2,673,858 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66.8 (approximately $8.0 million).

In total, the net proceeds from the Private Placement and the Subsequent Offering were $205.4 million, comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

See Notes 4 and 25 to the audited Consolidated Financial Statements included herein for additional details of share issuance in relation to the Merger and share issuances in exchange for vessel acquisitions, respectively.

Borrowing Activities

Loan Amendments and Covenants

Our loan agreements contain loan-to-value clauses, which could require the Company to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Under our recourse debt facilities, the aggregate value of the collateral vessels shall not fall below 125% or 135% of the loan outstanding, depending on the facility. We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

Restricted cash includes cash balances that are required to be maintained by the financial covenants in our loan facilities. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy its obligations.

As of December 31, 2017, we were in compliance with all of the financial and other covenants contained in our loan agreements.

In February 2016, we agreed with our lenders to amend certain of the terms of the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.93 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Amended Loan Facilities. The agreement with our lenders to enter into the Amended Loan Facilities was subject to us raising at least $200 million in equity. In February and March 2016, we successfully completed a private placement that raised $205.4 million in equity.

The impact of these loan amendments was to defer $113.9 million of loan repayments due in the period from April 1, 2016 to September 30, 2018 and to postpone repayments on future drawings on the delivery of newbuilding vessels and defer repayments of the loan facility in the joint venture company owning the Golden Opus during this period.

In October 2017, we terminated the amended terms agreed with our lenders in February 2016. This reinstated normal debt service, including quarterly repayments, and covenants and also removed certain restrictions related to new acquisitions, new debt and dividend payments.

See Note 20, Debt, to the audited Consolidated Financial Statements included herein for additional details of the amended terms agreed with out lenders in February 2016, which were subsequently terminated in October 2017.

New Loan Facilities Related to the Quintana Acquisition

In 2017, we acquired 14 vessels from Quintana. The vessels were acquired by 14 SPCs owned by our newly-established wholly-owned non-recourse subsidiary. In connection with the acquisition we assumed obligations of $262.7 million under three new loan facilities.

According to the agreements with the lenders of the acquired vessels, we agreed to make a $17.4 million pre-payment of the debt, equaling three ordinary quarterly installments, in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism has been put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.

The average interest rate of the debt assumed in connection with the Quintana Acquisition is LIBOR plus 3.1% margin and ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to covenants in the loan agreements, our wholly-owned non-recourse subsidiary which owns the acquired vessels through 14 SPCs is prohibited from paying dividends to us without consent from the lenders. During the repayment holiday period through June 2019, we are required under the loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Thereafter, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant.

$102.7 Million Term Loan Facility

We assumed this debt of $102.7 million, net of a $6.4 million prepayment, as a result of the acquisition of vessels from Quintana in 2017. This facility finances five vessels and bears interest of LIBOR plus a margin of 3.0%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Two of the tranches under the facility mature in January 2020, with a balloon payment of in total $28.0 million. The remaining three tranches mature in October 2021 with balloon payments of $60.2 million in the aggregate.

As of December 31, 2017, $102.7 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2017, this facility was secured by two of our Capesize vessels and three Panamax vessels.

$73.4 Million Term Loan Facility

We assumed this debt of $73.4 million as a result of the acquisition of vessels from Quintana in 2017. This facility finances five vessels and bears interest of LIBOR plus a margin of 3.25%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Four of the tranches under the facility mature in December 2019, with an aggregated balloon payment of $39.4 million and the fifth tranche matures in January 2022 with a balloon payment of $21.6 million.

During 2017, $5.7 million was repaid under this facility. As of December 31, 2017, $67.7 million was outstanding under this facility and there was no available undrawn amount. As of December 31, 2017, this facility was secured by one of our Capesize vessels and four Panamax vessels.

$80.2 Million Term Loan Facility

We assumed this debt of $80.2 million as a result of the acquisition of vessels from Quintana in 2017. This facility finances four vessels and bears interest of LIBOR plus a margin of in the range between 2.75% to 3.35% depending on the vessel. Repayments are made on a quarterly basis from the third quarter of 2019 onward. One of the tranches under the facility matures in October 2019, with a balloon payment of $11.1 million, two of the tranches mature in November 2019 with an aggregated balloon payment of $33.3 million and the fourth tranche matures in November 2021 with a balloon payment of $24.6 million.

During 2017, $5.4 million was repaid under this facility. As of December 31, 2017, $74.8 million was outstanding under this facility and there was no available undrawn amount. As of December 31, 2017, this facility was secured by one of our Newcastlemax vessels, two Capesize vessels and one Panamax vessel.

$420.0 Million Term Loan Facility

In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of 14 tranches of up to $30.0 million to finance, in part, 14 newbuilding vessels. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 2.5%. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all 14 tranches.

During 2017, $36.1 million (2016: $7.3 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $352.4 million (2016: $388.5 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $15.5 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of the amended terms in October 2017. See "-Loan Amendments and Covenants" above. The facility is secured by 14 (2016: 14) of our Capesize vessels.

$425.0 Million Senior Secured Post-Delivery Term Facility

In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility was initially divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche was originally repayable in quarterly payments of 1/80 of the drawn down amount and all amounts outstanding are to be repaid on the final maturity date of March 31, 2021. The loan bore interest at LIBOR plus a margin of 2.0%. In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries.

During 2017, $20.9 million (2016: $2.3 million) was repaid and we drew down a total of $75.0 million (2016: $142.2 million) on delivery of three Capesize bulk carriers during the year. As of December 31, 2017, $220.9 million (2016: $166.7 million) was outstanding under this facility and there was $150.0 million available, undrawn amount. As of December 31, 2016, $7.6 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017. See "-Loan Amendments and Covenants" above. At December 31, 2017, this facility was secured by nine (2016: six) of our Capesize vessels.

$33.9 Million Credit Facility

We assumed this debt of $30.5 million as a result of the Merger. This facility financed two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 27, 2018.

During 2017, $4.0 million (2016: $0.6 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $24.3 million (2016: $28.3 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $1.7 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of the amended terms in October 2017. See "-Loan Amendments and Covenants" above. At December 31, 2017, this facility was secured by two (2016: two) of our Panamax vessels.

$82.5 Million Credit Facility

We assumed this debt of $67.8 million as a result of the Merger. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment of $32.0 million on the final maturity date on October 31, 2018.

During 2017, $8.6 million (2016: $3.2 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $35.7 million (2016: $44.4 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $3.7 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of the amended terms in October 2017. See "-Loan Amendments and Covenants" above. At December 31, 2017, this facility was secured by four (2016: four) of our Panamax vessels.

$284.0 Million Credit Facility

We assumed this debt of $260.5 million as a result of the Merger. This facility financed 19 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment of $202.5 million on the final maturity date on December 31, 2019.

During 2017, $67.7 million (2016: $4.0 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $190.9 million (2016: $258.5 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $12.0 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of the amended terms in October 2017. See "-Loan Amendments and Covenants" above. At December 31, 2017, this facility was secured by two (2016: two) of our Capesize vessels, 12 (2016: 12) Panamax vessels and two (2016: five) Ultramax vessels.

$200.0 Million Convertible Bond

In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a five-year tenor and coupon of 3.07% per year, payable bi-annually in arrears. We assumed this obligation as a result of the Merger. The Convertible Bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the Convertible Bond agreement. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and canceled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term of the loan, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares.

As a result of the private placement in February 2016, the conversion price of the Convertible Bond was changed to $88.15 per share, equaling 2,268,860 new shares if the bonds were converted at that price, subject to adjustment for any dividend payments in the future. As a further result of the dividend declared in February 2018 of $0.10 per share, the Conversion Price was adjusted on the Convertible Bond from $88.15 to $87.19 per share effective as of March 2, 2018, which was the ex-dividend date.

On December 15, 2017, we bought from an unaffiliated third party $9,400,000 notional in the Convertible Bond at a price of 96.85 % of par value, or approximately $9.1 million. The balance of the bond was $178.9 million as of December 31, 2017. In February 2018, we bought an additional $9.4 million notional in the convertible bond. As of the date of this annual report, we hold $18.8 million notional representing 9.4% in the convertible bond.

Related Party Seller Credits

In connection with the acquisition of two Panamax vessels from affiliates of Hemen in 2017, we assumed an aggregate of $22.5 million in debt under seller's credit agreements, non-amortizing until June 2019 and with an interest rate of LIBOR plus a margin of 3.0%.

In connection with the agreements to acquire two Capesize vessels from affiliates of Hemen in 2017, we entered into a non-amortizing seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. Each loan bears interest at LIBOR plus a margin of 3.00% per annum and matures three years after delivery of each vessel. Following the delivery of Golden Behike in 2017, we have assumed $21.5 million in a seller's credit loan related to the vessel. In January 2018, we took delivery of Golden Monterrey and subsequently assumed a $21.5 million seller's credit as part of the consideration.

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

During 2012 and 2013, the Former Golden Ocean canceled nine newbuilding contracts at Zhoushan Jinhaiwan Shipyard Co Ltd, or Jinhaiwan, and all of the cancellations were taken to arbitration by the shipyard. The Former Golden Ocean received positive awards on all contracts during 2014 and received $103.6 million during 2014 in respect of installments paid and accrued interest on three contracts. There were appeals to the High Court in London on the remaining contracts and the Former Golden Ocean was awarded full repayment on all remaining contracts at the end of 2014. The Former Golden Ocean received $72 million in the first quarter of 2015, in respect of installments paid and accrued interest on four of the six appealed contracts and used $9.6 million of this amount to repay debt. In April 2015, we received a final refund of $40.1 million on the two remaining appealed contracts. There was no debt associated with these last two contracts. We are in a process with the shipyard to recover our legal costs.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

The market conditions for dry bulk vessels improved in 2017 compared with 2016. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 84.4% in 2017, up 3.2 percentage points from 81.2% in 2016. The utilization increased during the year and in the fourth quarter utilization was at 86.6%, up from 84.4% in the third quarter of 2017 and 83.3% in the fourth quarter of 2016.

According to the Baltic Exchange, average earnings for a Capesize were $15,128 per day for 2017 compared with $7,388 per day for 2016. For a Panamax average earnings for 2017 were $9,766 per day compared with $5,562 per day in 2016, and for a Supramax vessel average earnings were $6,236 per day in 2017 compared with $6,966 per day in 2016.

Transportation volumes for all major commodity groups trended higher in 2017 compared with 2016. Total seaborne volumes transported increased 4.5% from 4.28 billion tonnes in 2016 to 4.47 billion tonnes in 2017. In addition to the increase in tonnes transported, we also observed an increase in distance and hence also in tonne miles. According to industry sources, growth measured in capacity required to transport the commodities was approximately 5.4%.

Global steel production increased in 2017 compared with 2016, both in China and in the rest of the world. China represents approximately 50% of the total steel production. Due to increased demand, steel prices and steel margins remained steady during the year, and this contributed to keeping production at high levels. Exports from China dropped compared with 2016 as more of the produced steel was consumed domestically. China enforced restrictions on steel production and pollution from November 2017 to March 2018, which led to concern about the need for import of iron ore. However, the internationally produced iron ore was preferred over the domestically produced iron ore due to the quality and iron content. The price spread between high and low quality iron ore increased, following greater demand in higher grade iron ore. Due to growing stockpiles of iron ore, there is a risk going forward of drawdown of stock reserves, which could negatively impact imports. However, historically inventory usually builds up in the first quarter prior to a seasonal increase in construction.

Transported volumes of coal increased as well during 2017. The growth came primarily from imports to China and South Korea, while other major importers maintained their 2016 level. India experienced a marginal decline in imports. As China produces almost 90% of its total coal consumption, the imported volume will be the swing supply and we have observed volatility in these numbers over the years. Electricity consumption is growing in China and hydro power production capacity has not grown recently. New energy sources are increasing but coal generated electricity is still the main electricity source, representing as much as 73.5% of total production in 2017. South Korean import growth was a result of increased activity in their economy. India has aimed for self-sufficiency in coal production, but towards the end of 2017 its coal stock piles became critically low and there are signs that India will increase its coal imports at least in the short term.

Global growth in transportation of agricultural product was 4.6% in 2017, and in the fourth quarter of 2017 tonne-mile demand for agribulks increased almost 10% year over year, mainly due to strong imports of soybean from China. Soy bean also had strong overall annual growth, followed by global corn trade, while global wheat trade grew slower than the average. Looking ahead, agriproducts should still show a steady growth, but supply of crops may be impacted by weather related factors.

The global fleet of dry bulk vessels amounted to 807 million dwt at the end of 2017 compared with 783 million dwt at the beginning of the year. In total, 38.3 million dwt was delivered in 2017 and 14.0 million dwt was removed from the global fleet, amounting to net fleet growth in 2017 of 24.2 million dwt, or 3% annual growth rate. Deliveries of newbuildings were down from the 47.0 million dwt delivered in 2016, as a consequence of the drop in the order book over the last few years.

The order book for 2018 is projected at 33 million dwt, 25% of which is composed of vessels originally scheduled to be delivered in 2017. Although, most of the slippage of the 2017 order book has been absorbed, there is still 6.5 million dwt scheduled for delivery within the first nine months of 2018 that has not commenced construction and an additional 8.0 million dwt that has potential for delay based on the production progress. Given recent market sentiment and rates, and assuming scrapping at similar low levels as in 2017, net fleet growth for 2018 is expected to be around 2%.

Asset prices increased in 2017 relative to 2016. The second-hand market was active in the beginning of the year, with a strong uplift in prices, but slowed down towards the end of the year. Following a small number of newbuilding orders placed in 2016, the better rate environment in 2017 triggered new newbuilding orders. According to industry sources, around 42.5 million dwt in newbuilding orders was placed during 2017. As a result of increased ordering, as well as increasing steel prices, we observe that shipyards are increasing newbuilding prices. This may dampen the demand for new orders, although optional contracts linked to already-reported orders are expected to be declared. This will increase the total order book further, but these incremental vessels are not expected to be delivered until 2020. Should there be further increases in time charter rates and newbuilding prices, there should be a corresponding increase in second-hand values.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are committed to make rental payments under operating leases. The future minimum rental payments under our non-cancelable operating leases are disclosed below in "Tabular disclosure of contractual obligations".

Apart from the above, we are not subject to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2017, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Fixed rate debt[1]	190,600	—	190,600	—	—
Floating rate debt	1,069,537	109,671	938,266	21,600	—
Operating lease obligations [2]	312,122	37,008	70,843	67,109	137,162
Capital lease obligations [3]	13,679	5,944	7,735	—	—
Newbuilding commitments [4]	144,630	144,630	—	—	—
Interest on fixed rate debt	7,818	5,851	1,967	—	—
Interest on floating rate debt [5]	147,130	58,770	88,039	321	—
Interest on capital lease obligations	1,005	705	300	—	—
Total contractual cash obligations	1,886,521	362,579	1,297,750	89,030	137,162

1.	On December 15, 2017, we bought from an unaffiliated third party $9,400,000 notional in the Convertible Bond.

2.
As of December 31, 2017, we had nine vessels under operating leases, of which eight were with Ship Finance. The operating lease obligation for the eight Ship Finance vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at Ship Finance's option. It is also net of the $7,000 per day that Ship Finance pays to us for operating costs.

3.	As of December 31, 2017, we held one vessel under capital leases.

4.	The newbuilding commitments as of December 31, 2017 represent contractual commitments for five Capesize dry bulk newbuildings.

5.
Interest on floating rate debt was calculated using the three month USD LIBOR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2017.

The table above does not reflect our profit sharing arrangement with Ship Finance. Additionally, the table above does not reflect our cash sweep mechanism payments, which may become due under several of our loan facilities. See "Item 5–Operating and Financial Review and Prospects–B. Liquidity and Capital Resources" for a discussion of both items.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	68	Director and Chairman
Kate Blankenship	53	Director and Audit Committee member
John Fredriksen	73	Director
Gert-Jan van den Akker	59	Director
Georgina Sousa	67	Company Secretary
Birgitte Ringstad Vartdal	40	Chief Executive Officer of Golden Ocean Management AS
Per Heiberg	51	Chief Financial Officer of Golden Ocean Management AS
Thomas Semino	44	Chief Commercial Officer Golden Ocean Shipping Co Pte. Ltd.

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and our Chief Executive Officer from May 5, 2010 until March 31, 2015. Mr. Lorentzon is also a director of Frontline, Flex and Erik Thun AB.  Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

Kate Blankenship was a director of the Former Golden Ocean and was appointed a director of the Board following the completion of the Merger. Mrs. Blankenship served as our Chief Financial Officer from April 2000 to September 2007 and served as our Secretary from December 2000 to March 2007. Mrs. Blankenship served as the Chief Accounting Officer and Secretary of Frontline between 1994 and October 2005. Mrs. Blankenship also serves as a director of Frontline, Ship Finance, Seadrill, Seadrill Partners LLC, NADL, Archer Limited, Independent Tankers Corporation Limited and Avance Gas Holding Ltd. She is a member of the Institute of Chartered Accountants in England and Wales. Mrs. Blankenship served as a director of Golar LNG Limited from July 2003 until September 2015 and Golar LNG Partners LP from September 2007 until September 2015.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director on the Board following the completion of the Merger. Mr. Fredriksen is the Chairman, President and a director of Frontline. Mr. Fredriksen has served as Chairman, President and a director of Seadrill since 2005. Mr. Fredriksen has established trusts for the benefit of his immediate family that indirectly control Hemen. From 2001 until September 2014, Mr. Fredriksen served as Chairman, President and a director of Golar LNG Limited.

Gert-Jan van den Akker was appointed a director of the Board following the completion of the Merger. Mr. van den Akker is President at Cargill Agricultural Supplychain Enterprise. In 2013 and 2014, Mr. van den Akker was the Senior Head of Region at Louis Dreyfus Commodities. Prior to joining Louis Dreyfus Commodities, Mr. van den Akker had 27 years of experience at Cargill where his last position was a platform leader for the global energy, transportation and metals platform.

Georgina E. Sousa has served as our Secretary since March 15, 2007 and has been employed by Frontline since February 2007.  Mrs. Sousa is also a director of Frontline and Seadrill. Mrs. Sousa previously served as a director of the Former Golden Ocean prior to the completion of the Merger, Ship Finance and NADL. Prior to joining Frontline, Mrs. Sousa was Vice-President-Corporate Services of Consolidated Services Limited, a Bermuda management company having joined that firm in 1993 as Manager of Corporate Administration. From 1976 to 1982, Mrs. Sousa was employed by the Bermuda law firm of Appleby, Spurling & Kempe as a Company Secretary and from 1982 to 1993 she was employed by the Bermuda law firm of Cox & Wilkinson as Senior Company Secretary.

Birgitte Ringstad Vartdal has served as Chief Executive Officer of Golden Ocean Management AS since April 2016. Mrs. Ringstad Vartdal was also previously the Chief Financial Officer of Golden Ocean Management AS, a position she held from June 2010. Prior to that, Mrs. Vartdal was the Vice President, Investments, in the Torvald Klaveness Group. Mrs. Vartdal has held other positions within the Torvald Klaveness Group, including serving as VP Head of Commercial Controlling, Risk Manager and Financial Analyst. Mrs. Vartdal was also previously a Structuring Analyst in Hydro Energy. Mrs. Vartdal currently serves as a director of Marine Harvest ASA. Mrs. Vartdal was Chair and a director of Sevan Drilling Ltd, a subsidiary of Seadrill, from July 2015 to August 2016, and a director of Sevan Drilling ASA from July 2013 to July 2015. Mrs. Vartdal holds the degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.

Per Heiberg has served as Chief Financial Officer of Golden Ocean Management AS since April 2016. Mr. Heiberg has been with the Company since July 2005, and his previous position was Vice President of Finance. Prior to joining Golden Ocean, he served as Back Office Officer for Electrabel Nordic. Mr. Heiberg also held several positions within Statkraft, including as Controller and Market Analyst. Mr. Heiberg holds a Bachelor's degree in administration and economics from the University College of Southeast Norway.

Thomas Semino has served as Chief Commercial Officer of Golden Ocean Shipping Co Pte. Ltd. since November 2016. Prior to joining Golden Ocean Mr. Semino was Head of Dry Freight in Vitol S.A., has previously been Managing Director of Ocean Freight in Bunge S.A., and also has background from Cargill S.A. and Coeclerici Spa. Mr. Semino has a law degree in Maritime Law from Universita' degli Studi di Genova.

B.  COMPENSATION

During the year ended December 31, 2017, we paid aggregate cash compensation of approximately $1.8 million and an aggregate amount of approximately $0.1 million for pension and retirement benefits to our directors and executive officers. In addition, we also recognized stock compensation expense of approximately $0.4 million in respect of 475,000 share options, which were granted to our executive officers in November 2016. The initial exercise price of these options was $4.2 per option and is reduced by the amount of dividends paid after the date of grant.

See Note 26 to our audited Consolidated Financial Statements included herein for information pertaining to the 2010 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers to us and our subsidiaries and affiliates are eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock.

See Note 27 to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Share Option Plan, or the 2016 Scheme, which permits share options to be granted to directors, officers and employees of the Company and its subsidiaries.
C.  BOARD PRACTICES

In accordance with our Amended and Restated Bye-laws, the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine. We currently have four directors.

As provided in the Amended and Restated Bye-Laws, each director shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

We have established an audit committee comprised of Mrs. Blankenship. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions.

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

•
In lieu of an audit committee comprised of three independent directors, our audit committee has one member, which is consistent with Bermuda law. The member of the audit committee currently meets NASDAQ's requirement of independence.

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

•
NASDAQ rules provide that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards. Please see Item 16G of this annual report.

D.  EMPLOYEES

As of December 31, 2017, we employed 32 people in our offices in Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 20, 2018, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
Birgitte Ringstad Vartdal	11,300	(1)
Gert-Jan van den Akker	—	—
Kate Blankenship	5,901	(1)
John Fredriksen (2)	—	—
Thomas Semino	50,000	(1)
Per Heiberg	3,000	(1)
Georgina Sousa	—	—

1.	Less than 1%.

2.
Hemen may be deemed to beneficially own 52,023,779 of our common shares. In addition, Hemen holds TRS agreements with underlying exposure to 4,500,000 of our common shares. See “Item 7. Major Shareholders and Related Party Transactions-A. Major Shareholders” below. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Scheme as of March 20, 2018, were as follows:

Director or Officer	Number of options		Exercise price	Expiration Date
	Total	Vested
Birgitte Ringstad Vartdal	225,000	75,000	USD 4.10	November 2021
Per Heiberg	100,000	33,333	USD 4.10	November 2021
Thomas Semino	100,000	—	USD 4.10	November 2021

See Note 32, Subsequent events, to our audited Consolidated Financial Statements included herein for information pertaining to options exercised in 2018 as of the date of this report.
ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 20, 2018 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	52,023,779	35.7%
Riverstone(3,4)	10,847,447	7.5%
Folketrygdfondet (3,5)	7,348,284	5.1%

(1) Percentage amount based on 145,674,466 common shares as of March 20, 2018, which includes the shares issuable pursuant to the Convertible Bond to Hemen.

(2) Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. Hemen also owns $124.4 million of the Convertible Bond, which is convertible into 1,426,769 of our common shares at an exercise price of $87.19 per share. Hemen may also be deemed to beneficially own 3,500,000 of our common shares it has lent to Farahead Investments Inc., or Farahead. The Frontline, Convertible Bond and Farahead shares are included in the 52,023,779 shares that Hemen may be deemed to beneficially own. In addition, Hemen holds TRS agreements with underlying exposure to 4,500,000 of our common shares. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

(3) Percentage amount based on 144,247,697 common shares outstanding as of March 20, 2018.

(4) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G/A on October 4, 2017, which reported sole voting and dispositive power over the shares by Riverstone Quintana Shipping Holdco, LLC, Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., Riverstone/Carlyle Energy Partners IV (Cayman), L.P., R/C GP IV Cayman LLC I, Riverstone/Carlyle Energy Partners IV, L.P. and R/C Energy GP IV, LLC. The business address of Riverstone Quintana Shipping Holdco, LLC, Riverstone/Carlyle Global Energy and Power Fund IV (Cayman), L.P., Riverstone/Carlyle Energy Partners IV (Cayman), L.P., R/C GP IV Cayman LLC I, Riverstone/Carlyle Energy Partners IV, L.P. and R/C Energy GP IV, LLC as reported on the Schedule 13G/A filed with the Commission on October 4, 2017 is 712 Fifth Ave., 36th Floor New York, NY 10019.

(5) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G/A on February 13, 2018, which reported sole voting and dispositive power over the shares by Folketrygdfondet. The business address of Folketrygdfondet as reported on the Schedule 13G/A filed with the Commission on February 13, 2018 is Haakon VII’s Gate 2, P.O. Box 1845 Vika, 0123 Oslo, Norway.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 28 to our audited Consolidated Financial Statements included herein.

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

In 2016, we received a final arbitration award relating to a time charter party entered into in March 2006. The claimants were awarded approximately $9.8 million in total. The claim itself was an unsafe port allegation which falls under our protection and indemnity insurance and will be covered by our insurance company. In January 2018, a final settlement agreement was made between the parties involved, and we received $0.2 million as compensation for agreed off-hire and reimbursement of costs.

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

In April 2015, we obtained a secondary listing on the OSE. Trading in our common shares on the OSE commenced on April 1, 2015 under the ticker symbol "VLCCF". On April 7, 2015, we obtained a new ticker symbol “GOGL” for the common shares traded on the OSE and trading under the new ticker symbol commenced since then.

The prices in the tables below are adjusted for the one-for-five reverse stock split, completed on August 1, 2016.

The following table sets forth, for the five most recent fiscal years during which our common shares were traded on NASDAQ and OSE, the annual high and low prices for the common shares as reported by NASDAQ and OSE.

	NASDAQ		OSE
Fiscal year ended December 31,	High	Low	High	Low
2017	$9.95	$4.65	NOK 77.00	NOK 39.30
2016	$5.35	$2.55	NOK 46.69	NOK 21.30
2015	$29.49	$4.85	NOK 219.3	NOK 39.47
2014	$81.60	$17.85	—	—
2013	$53.45	$26.55	—	—
2012	$79.05	$24.70	—	—

The following table sets forth the high and low prices for the common shares as reported by NASDAQ and OSE for the periods indicated.

	NASDAQ		OSE
Fiscal year ended December 31, 2017	High	Low	High	Low
First quarter	$8.30	$4.65	NOK 71.00	NOK 39.30
Second quarter	$9.05	$5.43	NOK 77.00	NOK 46.09
Third quarter	$9.95	$5.82	NOK 76.09	NOK 49.70
Fourth quarter	$8.59	$7.01	NOK 73.45	NOK 57.55

Fiscal year ended December 31, 2016	High	Low	High	Low
First quarter	$5.35	$2.55	NOK 46.69	NOK 21.30
Second quarter	$4.90	$3.10	NOK 38.00	NOK 26.80
Third quarter	$4.63	$3.22	NOK 37.80	NOK 27.40
Fourth quarter	$5.08	$3.50	NOK 42.90	NOK 27.60

Fiscal year ended December 31, 2015	High	Low	High	Low
First quarter	$14.30	$4.85	—	—
Second quarter	$23.15	$12.05	NOK 219.30	NOK 130.85
Third quarter	$29.49	$17.55	NOK 183.24	NOK 101.85
Fourth quarter	$28.45	$19.38	NOK 111.60	NOK 39.47

The following table sets forth, for the most recent six months, the high and low prices for the common shares as reported by NASDAQ and OSE.

	NASDAQ		OSE
Month	High	Low	High	Low
March 2018 (through March 16, 2018)	$8.78	$8.56	NOK 67.65	NOK 65.90
February 2018	$9.58	$7.85	NOK 74.45	NOK 61.60
January 2018	$9.35	$8.07	NOK 75.30	NOK 65.30
December 2017	$8.82	$7.80	NOK 73.45	NOK 64.15
November 2017	$8.32	$7.01	NOK 68.15	NOK 57.55
October 2017	$8.59	$7.69	NOK 68.80	NOK 61.50
September 2017	$9.74	$7.74	NOK 76.10	NOK 61.00

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

C.  MATERIAL CONTRACTS

Attached and incorporated by reference as exhibits 4.4 and 4.5 to this Annual Report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Vessel Transactions” and “Item 5. Operating and Financial Review and Prospects-B. Liquidity and Capital Resources-Equity Issuances.” Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

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

 E.  TAXATION

The following discussion summarizes the material United States federal income tax and Bermuda tax consequences to United States Holders, as defined below, of the purchase, ownership and disposition of common shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation that may be relevant to an investor's decision to purchase our common shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

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

For our 2017 taxable year, we believe that we satisfied the Publicly-Traded Test since its common shares were "primarily and regularly" traded on the NASDAQ Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2017 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
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

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public reference facilities maintained by the Commission 100 F Street, N.E., Room 1580 Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the public reference facilities maintained by the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov.) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08.

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

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Changes in the fair value of our interest rate derivatives at each reporting period are recognized and presented under “Gain (loss) on derivatives” in the condensed consolidated statement of operations. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which bear reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings as of December 31, 2017, net of the amount subject to interest rate swap agreements, amounted to $1,113.5 million compared to $886.5 million as of December 31, 2016 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby the floating rate on a notional principal amount of $500 million (December 31, 2016: $400 million) was swapped to fixed rate, of which $100 million start in October 2019.

As at December 31, 2017 and 2016, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2017	2016
Interest rate swaps - asset positions	2,864	1,502
Interest rate swaps - liability positions	1,914	1,777

As at December 31, 2017 and 2016, the weighted average fixed interest rate for our portfolio of interest rate swaps was 2.01% and 2.03%, respectively.

During 2017, we recorded a net loss on interest rate swaps of $0.5 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $1.7 million and unrealized gain of $1.2 million (change in the fair value). During 2016, we recorded a net loss on interest rate swaps of $1.8 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $1.8 million and unrealized loss of $38 thousand (change in the fair value).

As at December 31, 2017, our estimated interest expense until the maturity of our floating-rate long term debt based on the applicable three-month USD LIBOR of 2.00% plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable thee-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2018	55,161	64,622	9,461
2019	50,784	62,269	11,485
2020	26,155	32,647	6,492
2021	6,664	8,321	1,657
2022	265	321	56
Thereafter	—	—	—
	139,029	168,180	29,151

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Foreign currency Swap Agreements
As of December 31, 2017, we had contracts to swap USD to NOK for a notional amount of $7.0 million (2016: $7.2 million). As of December 31, 2017, the fair value of our swaps was a receivable of $83 thousand and a payable of $66 thousand (2016: payable of $213 thousand). In 2017, we recorded total net gains on our foreign currency swaps of $229 thousand (2016: loss of $29 thousand).

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk
Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and timecharter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market.

As of December 31, 2017, we had outstanding bunker swap agreements for about 36.0 thousand metric tonnes (December 31, 2016: 3.6 thousand metric tonnes). As of December 31, 2017, the fair value of our bunker swaps was a receivable of $0.8 million and a payable of $0.3 million (2016: receivable of $0.1 million). In 2017, we recorded total net gains on our bunker swaps of $913 thousand (2016: net gain of $1.2 million).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFAs or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through NasdaqOMX and also include a margin maintenance requirement based on marking the contract to market. In 2017, we recorded a net loss on FFAs of $517 thousand (2016: net gain of $42 thousand).

Please see Note 29 to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2017. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2017. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2017, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2017 and 2016 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2017	2016
Audit Fees (a)	1,049	728
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,049	728

(a)           Audit Fees
Audit fees represent professional services rendered for the audit of our annual financial statements and services provided by the principal accountant in connection with statutory and regulatory filings or engagements. The amount in 2017 includes $208,478 in total in connection with the Prospectus Supplements, filed on March 16, 2017 and October 18, 2017, respectively, and the Prospectus dated March 27, 2017, for the listing of 17,800,000 consideration shares on the Oslo Stock Exchange. The amount in 2016 includes $113,400 in connection with the F-3 Registration Statement, filed on May 13, 2016.

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2017 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum amount in US$ that may yet be expected on share repurchases under programs
March 2017	3,300,000	(1)	N/A	N/A
October 2017	4,000,000	(2)	N/A	N/A
(1) In March 2017, we agreed to acquire two Panamax vessels from affiliates of Hemen for an aggregate of 3,300,000 common shares and assumed seller's credits of an aggregate of $22.5 million with an affiliate of Hemen. In June 2017, the Golden Amber and Golden Opal were delivered to us and we issued an aggregate of 3,300,000 common shares to satisfy the purchase price.
(2) In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, the Company entered into a seller’s credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels, Golden Behike, was delivered to us and 2,000,000 shares were issued to satisfy the purchase price. In January 2018, one of the vessels, Golden Monterrey, was delivered to us and 2,000,000 shares were issued to satisfy the purchase price.
See Notes 28 and 32 to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, two of the four members of our board of directors, Kate Blankenship and Gert Jan van den Akker are independent in accordance with NASDAQ rules. Our board of directors does not hold meetings at which only independent directors are present.

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

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee with a minimum of three independent members. As permitted under Bermuda law and our bye-laws, our audit committee consists of one member who currently meets NASDAQ independence requirements.

Compensation Committee. NASDAQ requires that a listed U.S. company have a compensation committee composed solely of independent directors. As permitted under Bermuda law and our bye-laws, we do not currently have a compensation committee and compensation of executive officers is not required to be determined by a committee composed of independent members.

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

Proxy Materials. NASDAQ requires that a listed U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to NASDAQ. As permitted under Bermuda law and our bye-laws, we do not currently solicit proxies or provide proxy materials to NASDAQ. Our bye-laws also require that we notify our shareholders of meetings no less than five (5) days before the meeting.

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, consistent with Bermuda law and our bye-laws, our board of directors approves share issuances and adoptions of and material amendments to equity compensation plans.

Quorum. NASDAQ rules provide that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its bye-laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or represented by proxy. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-50 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (3)
1.3	Certificate of Change of Share Capital (3)
1.4	Amended and Restated Bye-Laws (3)
2.1	Form of Common Share Certificate (4)
4.1	2010 Equity Incentive Plan (2)
4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (5)
4.3	2016 Share Option Scheme(6)
4.4	Form of Memorandum of Agreement in connection with the Quintana Acquisition, dated March 14, 2017(6)
4.5
Registration Rights Agreement by and among Golden Ocean Group Limited, Q Jake Shipping Ltd., Q A Maritime Ltd., Q Ioanari Shipping Ltd., Q Myrtalia Shipping Ltd., Q Gayle Shipping Ltd., Q Keen Shipping Ltd., Q Shea Shipping Ltd., Q Sue Shipping Ltd., Q Deb Shipping Ltd., Q Anastasia Shipping Ltd., Q Amreen Shipping Ltd., Q Houston Shipping Ltd., Q Kaki Shipping Ltd., and Q Kennedy Shipping Ltd., dated March 14, 2017(6)

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
101.	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101.	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101.	LAB XBRL Taxonomy Extension Schema Label Linkbase
101.	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(4)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(5)	Incorporated by reference to Exhibit E of the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Per Terje Heiberg
Per Terje Heiberg
Principal Financial Officer
Dated: March 20, 2018

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries as of December 31, 2017 and December 31, 2016, and the related consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and December 31, 2016 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017 based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers AS

Oslo, Norway
March 20, 2018

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except per share data)

	2017	2016	2015
Operating revenues
Time charter revenues	233,007	91,407	85,960
Voyage charter revenues	225,769	159,108	102,972
Bareboat charter revenues	—	2,399	—
Other revenues	1,247	3,949	1,306
Total operating revenues	460,023	256,863	190,238

Gain (loss) on sale of assets and amortization of deferred gains	(312)	300	(10,788)
Other operating income, net	3,881	945	—

Operating expenses
Voyage expenses and commission	118,929	89,886	78,099
Ship operating expenses	132,198	105,843	83,022
Charter hire expenses	70,673	53,691	30,719
Administrative expenses	12,558	12,728	12,469
Provision for uncollectible receivables	—	1,800	4,729
Impairment loss on vessels and newbuildings	1,066	985	152,597
Depreciation	78,093	63,433	52,728
Total operating expenses	413,517	328,366	414,363

Net operating (loss) income	50,075	(70,258)	(234,913)

Other income (expenses)
Interest income	2,207	1,666	849
Interest expense	(59,840)	(45,511)	(29,831)
Equity results of associated companies, including impairment	4,620	(2,523)	(5,033)
Impairment loss on marketable securities	—	(10,050)	(23,323)
Gain (loss) on derivatives	145	(675)	(6,939)
Bargain purchase gain arising on consolidation	—	—	78,876
Other financial items	501	(515)	(336)
Net other (expenses) income	(52,367)	(57,608)	14,263
Net (loss) income before income taxes	(2,292)	(127,866)	(220,650)
Income tax expense (credit)	56	(155)	189
Net (loss) income	(2,348)	(127,711)	(220,839)

Per share information:
(Loss) earnings per share: basic and diluted	$(0.02)	$(1.34)	$(7.30)

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Other Comprehensive (Loss) Income for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except per share data)

	2017	2016	2015
Comprehensive income (loss), net
Net (loss) income	(2,348)	(127,711)	(220,839)
Net changes related to marketable securities
Unrealized gain (loss)	3,036	(7,763)	(23,323)
Reclassification of loss to net income	—	10,050	23,323
Other comprehensive income	3,036	2,287	—

Comprehensive income (loss), net	688	(125,424)	(220,839)

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2017 and 2016
(in thousands of $)

	2017	2016
ASSETS
Current assets
Cash and cash equivalents	309,029	212,942
Restricted cash	8,110	315
Marketable securities	16,300	6,524
Trade accounts receivable, net	23,363	14,755
Other receivables	25,437	10,987
Related party receivables	1,990	1,927
Derivative instruments receivables	3,748	1,594
Inventories	20,142	17,953
Prepaid expenses and accrued income	8,587	6,524
Voyages in progress	9,062	3,998
Favorable charter party contracts	18,732	22,413
Total current assets	444,500	299,932
Restricted cash	54,845	53,797
Vessels and equipment, net	2,215,003	1,758,939
Vessels under capital leases, net	2,061	2,956
Newbuildings	105,727	180,562
Favorable charter party contracts	34,954	53,686
Investments in associated companies	2,287	4,224
Other long term assets	10,681	7,527
Total assets	2,870,058	2,361,623
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,671	—
Current portion of obligations under capital leases	5,239	4,858
Derivative instruments payables	2,293	1,990
Related party payables	2,730	1,387
Trade accounts payables	5,401	2,882
Accrued expenses	24,304	17,867
Other current liabilities	32,089	14,617
Total current liabilities	181,727	43,601
Long-term liabilities
Long-term debt	1,134,788	1,058,418
Long-term related party debt	44,000	—
Obligations under capital leases	7,435	12,673
Other long term liabilities	8,059	8,212
Total liabilities	1,376,009	1,122,904
Commitments and contingencies
Equity
Share capital (142,197,697 shares. 2016: 105,965,192 shares. All shares are issued and outstanding at par value $0.05)	7,111	5,299

Additional paid in capital	454,694	201,864
Contributed capital surplus	1,378,824	1,378,824
Accumulated other comprehensive income	5,323	2,287
Retained deficit	(351,903)	(349,555)
Total equity	1,494,049	1,238,719
Total liabilities and equity	2,870,058	2,361,623

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015
(in thousands of $)

	2017	2016	2015

Net (loss) income	(2,348)	(127,711)	(220,839)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation	78,093	63,433	52,728
Amortization of deferred charges	1,415	1,345	1,562
(Gain) loss on sale of assets and amortization of deferred gains	312	(300)	10,788
Loss on sale of marketable securities	—	203	—
Impairment loss on vessels and newbuildings	1,066	985	152,597
Equity award expenses (gain)	576	86	(10)
Bargain purchase gain arising on consolidation	—	—	(78,876)
Equity results of associated companies, including impairment	(4,620)	381	433
Impairment of associated companies	—	2,142	4,600
Gain on purchase of associated companies	—	(24)	—
Amortization of charter party-out contracts	19,333	27,277	23,714
Amortization of charter party-in contracts	(672)	(674)	(1,399)
Amortization of other fair value adjustments, net, arising on the Merger	10,360	9,434	6,479
Mark to market (gain) loss on derivatives	(1,851)	(3,363)	2,429
Provision for onerous contracts	29	(2,370)	2,370
Provision for doubtful debts	—	199	512
Provision for uncollectible receivables	—	1,800	4,729
Impairment loss on marketable securities	—	10,050	23,323
Other	(1,019)	—	—
Changes in operating assets and liabilities, net of acquisition:
Trade accounts receivable, net	(8,608)	(5,323)	(5,039)
Related party balances,net	1,281	1,883	(5,080)
Other receivables	(14,034)	5,255	(3,321)
Inventories	(2,188)	(2,797)	7,705
Voyages in progress	(5,064)	(2,308)	(367)
Prepaid expenses and accrued income	(2,063)	(837)	11,627
Other long term assets	(3,634)	(5,365)	—
Trade accounts payables	2,519	348	(5,445)
Accrued expenses	6,543	(11)	(6,597)
Other current liabilities	17,336	2,715	6,647
Other long term liabilities	778	494	(97)
Net cash (used in) provided by operating activities	93,539	(23,053)	(14,827)
Investing activities
Changes in restricted cash	(8,843)	(5,240)	4,052
Dividends from associated companies	7,556	256	88
Dividends received from investments	1,606	—	—
Purchase of investment in associated companies	(1,000)	(754)	—
Purchase of marketable securities	—	—	(32,159)

Additions to newbuildings	(152,130)	(267,341)	(518,989)
Refund of newbuilding installments	—	—	40,148
Cash acquired upon purchase of SPC's	—	—	108,645
Cash acquired upon merger with Former Golden Ocean	—		129,084
Purchase of vessels and equipment	(7,418)	(194)	(24)
Proceeds from sale of vessels	134,190	97,837	381,723
Proceeds from the sale of marketable securities	—	125	—
Net cash provided by (used in) investing activities	(26,039)	(175,311)	112,568
Financing activities
Proceeds from long-term debt	75,000	142,200	215,975
Repayment of long-term debt	(163,770)	(22,219)	(244,338)
Repayment of capital leases	(4,858)	(15,749)	(5,157)
Debt fees paid	(308)	(898)	(3,825)
Net proceeds from share issuance	122,523	205,355	—
Net cash provided by (used in) financing activities	28,587	308,689	(37,345)
Net change in cash and cash equivalents	96,087	110,325	60,396
Cash and cash equivalents at beginning of year	212,942	102,617	42,221
Cash and cash equivalents at end of year	309,029	212,942	102,617

Supplemental disclosure of cash flow information:
Interest paid, net of capitalized interest	55,920	38,075	26,358
Income taxes paid	—	—	266

Details of non-cash investing and financing activities in the year ended December 31, 2017 and 2016 are given in Note 31.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2017, 2016 and 2015
(in thousands of $, except number of shares)

	2017	2016	2015
Number of shares outstanding
Balance at beginning of year	105,965,192	34,535,128	16,024,310
Shares issued	36,232,505	71,430,612	18,522,116
Shares canceled	—	(548)	(11,298)
Balance at end of year	142,197,697	105,965,192	34,535,128

Share capital
Balance at beginning of year	5,299	1,727	801
Shares issued	1,812	3,572	926
Balance at end of year	7,111	5,299	1,727

Additional paid in capital
Balance at beginning of year	201,864	—	772,863
Shares issued	252,254	201,783	433,526
Restricted stock unit expense (income)	—	—	92
Value of vested options in Former Golden Ocean	—	—	926
Stock option expense	576	81	41
Transfer to contributed surplus	—	—	(1,207,448)
Balance at end of year	454,694	201,864	—

Contributed capital surplus
Balance at beginning of year	1,378,824	1,378,766	111,614
Contributions from shareholder	—	—	59,746
Restricted stock unit expense (income)	—	5	(102)
Stock option expense	—	53	60
Transfer from additional paid in capital	—	—	1,207,448
Balance at end of year	1,378,824	1,378,824	1,378,766

Other comprehensive income
Balance at beginning of year	2,287	—	—
Other comprehensive income, net	3,036	2,287	—
Balance at end of year	5,323	2,287	—

Retained deficit
Balance at beginning of year	(349,555)	(221,844)	(1,005)
Net (loss) income	(2,348)	(127,711)	(220,839)
Balance at end of year	(351,903)	(349,555)	(221,844)
Total equity	1,494,049	1,238,719	1,158,649

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating very large crude oil carriers, or VLCCs. Between 2007 and 2013, we sold our VLCCs and subsequently discontinued our crude oil tanker operations to expand the scope of our activities within dry bulk shipping by acquiring Capesize vessels delivered to us between 2009 and 2014.

On October 7, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, pursuant to which the two companies agreed to merge, with us as the surviving company, or the Merger. The Merger was completed on March 31, 2015.

Prior to entering into the Merger Agreement, we changed our name to Knightsbridge Shipping Limited and we subsequently changed our name to Golden Ocean Group Limited following completion of the Merger.

Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

In March 2017, we acquired 16 dry bulk vessels in transactions where we issued in aggregate 17.8 million consideration shares and assumed bank debt and seller credit loans of $285.2 million. Of the 16 acquired vessels, 14 were acquired from subsidiaries of Quintana Shipping Ltd., or Quintana, and two Panamax vessels were acquired from affiliates of Hemen Holding Limited, or Hemen.

In October 2017, we entered into agreements to acquire two Capesize vessels from Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, the Company entered into a seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel, respectively.

Business
We own and operates dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 100,000 and 200,000 dwt, Panamax vessels, which are vessels between 65,000 and 100,000 dwt, and Ultramax vessels, which are between 55,000 and 65,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2017, we owned 62 dry bulk vessels, agreed to purchase one vessel and had construction contracts for five newbuildings. The acquired vessel and five newbuildings were subsequently delivered during January and February 2018. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is (or, in the case of newbuildings, expected to be) owned and operated by one of our subsidiaries and is (or expected to be) flagged either in the Marshall Islands, Hong Kong or Panama. Ten of our vessels were chartered-out on fixed rate time charters, fifteen of our vessels were chartered out on long-term index linked rate time charters and the remaining vessels operated in the spot market, in spot pools or on short term charters expiring within the next six to nine months.

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

Reverse stock split
On August 1, 2016, we effected a one-for-five reverse stock split. All share and per share information has been retroactively adjusted to reflect the reverse stock split. The common share par value was adjusted as a result of the reverse stock split as disclosed in Note 25 of these consolidated financial statements.

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

Net income as a result of our revenue sharing agreements is presented as other operating income, net. Comparative numbers have been revised to conform to our current presentation. In 2016, $0.9 million was previously included in other revenues and has been reclassified to other operating income, net.

Charterhire expense
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

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. Interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

Restricted cash
Restricted cash comprises collateral deposits for derivative trading, and the minimum balance that must be maintained at all times in accordance with our loan agreements with various banks.

Marketable securities

Our marketable securities are considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses are recorded as a separate component of other comprehensive income in equity unless the securities are considered to be other than temporarily impaired, in which case unrealized losses are recorded in the consolidated statement of operations as impairment loss on marketable securities. The cost of available for sale securities is calculated on an average cost basis.

Derivatives
Our derivative instruments include interest-rate swap agreements, foreign currency swaps, forward freight agreements and bunker hedges. These derivatives are considered to be economic hedges. However, none of these derivative instruments have been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without changes in the fair values are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in Gain (loss) on derivatives in our consolidated statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.

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

Inventories
Inventories, which are comprised principally of fuel and lubricating oils, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Vessels and depreciation
Vessels are stated at cost less accumulated depreciation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year historical average up to the date we take ownership of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Vessels and equipment under capital lease
We charter in certain vessels and equipment under leasing agreements. Leases of vessels and equipment, where we have substantially all the risks and rewards of ownership, are classified as capital leases. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the capital balance outstanding. The interest element of the capital cost is charged to the Consolidated Statement of Operations over the lease period. Our one outstanding capital lease was acquired as a result of the Merger and recorded at fair value.

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

Value of long term charter contracts
We account for the fair value of acquired long term charter contracts, as either a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset is recorded for contracts, which are favorable to us and a liability has been recorded for contracts, which are unfavorable to us.

The amortization of time charter out contracts is recorded and presented under time charter revenues and the amortization of time charter in contracts is amortized and presented under charter hire expenses in the consolidated statement of operations.

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

Convertible bond
In January 2014, the Former Golden Ocean issued a $200 million convertible bond, which we assumed at the time of the Merger. It includes a loan component and an option to convert the loan to shares, which has not been bifurcated from the loan component and accounted for separately as it is indexed to our shares and would be classified as shareholders equity if it were a free standing derivative. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond, and recorded as interest expense. A reacquisition of our outstanding debt securities is considered an extinguishment and the difference between the reacquisition price of debt and the net carrying amount of the extinguished debt is recognized in the income statement.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Amortization of deferred charges is included in interest expense, and prior year's numbers in 2016 and 2015 have been revised to conform with current presentation. In 2016 and 2015, $1.3 million and $0.1 million, respectively, was previously included in other financial items and have been reclassified to interest expense. Debt issuance costs are presented in the balance sheet as a direct deduction from the carrying amount of the related debt.

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

Restricted Stock Units (RSUs)
We account for 50% of the RSUs issued to the directors as equity classified awards and we account for the remaining 50% as liability classified awards. We account for the RSUs issued to the management companies as liability classified awards.

The fair value of an equity instrument issued to a non-employee is measured by using the stock price and other measurement assumptions as of the date at which either (i) a commitment for performance by the counterparty has been reached; or (ii) the counterparty's performance is complete. This criterion is not considered to be met in the absence of considerable evidence, and liability accounting is applied with a re-measurement at each period end date. We have obtained a right to receive future services in exchange for unvested, forfeitable equity instruments, and the fair value of the equity instruments does not create equity until the future services are received (i.e. the instruments are not considered issued until they vest).

We expense the fair value of RSUs issued to employees on a straight line basis over the period the awards vest.

Transactions subject to common control and effect of acquisition from shareholder
The acquisition of 12 special purpose companies, each owning one newbuilding contract, from Frontline 2012 in March 2015 is recorded at historical carrying values as the transaction was determined to be between entities under common control and the difference of $59.7 million between the aggregate consideration paid by us and the historical carrying values recognized by Frontline 2012 has been recorded as additional contributed capital surplus.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. This update establishes a five-step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. We have concluded that, under ASC 606, voyage charter revenue will continue to be recognized over time, however the period over which it is recognized will change from discharge-to-discharge to load-to-discharge.We believe that performance obligations under a voyage charter begin to be met from the point at which a cargo is loaded until the point at which a cargo is discharged. While this represents a change in the period over which revenue is recognized, the total voyage results recognized over all periods would not change, however, each period’s voyage results could differ materially from the same period’s voyage results recognized based on the present revenue recognition guidance. We expect to recognize an increase in the retained deficit of approximately $10 million on January 1, 2018 related to the timing of revenue recognition based on the change to the load-to-discharge method.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The guidance also provides a practical expedient whereby an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Cost to fulfill a contract must be capitalized if they meet certain criteria. We are in the process of assessing the impact of this change on its consolidated financial statements.

We have elected to apply the modified retrospective approach. Upon adoption, we will recognize the cumulative effect of adopting this guidance as an adjustment to its opening balance of retained earnings as of January 1, 2018. Prior periods will not be retrospectively adjusted.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. The amendments in this update will affect us for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Upon adoption of the standard, we expect that the standard may impact how we present the change in the fair value of our marketable securities in our consolidated statements of operations. As of December 31, 2017, our marketable securities had an unrealized gain of $5.3 million classified under other comprehensive income.

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

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update are effective for the Company for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The amendments in this Update should be applied prospectively to an award modified on or after the adoption date. We do not expect the adoption of ASU 2017-01 to have a material impact on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied using a retrospective transition method to each period presented. If it is impracticable to apply the amendments retrospectively for some of the issues, the amendments for those issues would be applied prospectively as of the earliest date practicable. Other than presentation, we do not expect the adoption of this standard to have a material impact on our consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update are effective for the Company for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The amendments in this Update should be applied using a retrospective transition method to each period presented. Upon adoption of the standard, we expect restricted cash being reclassified as a component of cash, cash equivalents and restricted cash in the Consolidated Statements of Cash Flows. As of December 31, 2017 we have $63.0 million in restricted cash.

Accounting Standards Updates, recently adopted

In July 2015, the FASB issued ASU 2015-11-Inventory (Topic 330)-Simplifying the Measurement of Inventory, which applies to inventory that is measured using first-in, first-out (FIFO) or average cost. An entity should measure inventory within the scope of this update at the lower of cost and net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. Subsequent measurement is unchanged for inventory measured using LIFO or the retail inventory method. The amendments in this update more closely align the measurement of inventory in GAAP with the measurement of inventory in IFRS. The adoption of ASU 2015-11 has not had a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-07, Investments-Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The update eliminates the requirement that an investor retrospectively apply equity method accounting when an investment that it had accounted for by another method initially qualifies for use of the equity method. The adoption of ASU 2016-07 has not had a material impact on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The update simplifies the accounting for share based payment transactions. The adoption of ASU 2016-09 has not had a material impact on our consolidated financial statements and related disclosures.

In January 2017, the FASB issued ASU 2017- 01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The update introduces a screen to determine when an integrated set of assets and activities does not constitute a business. As under the screening mechanisms of the update, future transactions in relation to an integrated set of assets and activities are more likely to qualify as asset acquisitions as opposed to business combinations. The adoption of ASU 2017-01 has not had a material impact on our consolidated financial statements and related disclosures.

4. MERGER WITH THE FORMER GOLDEN OCEAN

The Transaction

On March 31, 2015, we merged with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the OSE that mainly operated Capesize, Panamax and Ultramax vessels, and our name was changed to Golden Ocean Group Limited. Shareholders in the Former Golden Ocean received our shares as merger consideration. Pursuant to the Merger Agreement, one share in the Former Golden Ocean gave the right to receive 0.13749 of our shares, and we issued a total of 12,300,090 shares to shareholders in the Former Golden Ocean as merger consideration.

Accounting for the Merger

The Merger was accounted for as a business combination using the acquisition method of accounting under the provisions of ASC 805, with us selected as the accounting acquirer under this guidance. The factors that were considered in determining that we should be treated as the accounting acquirer were the relative voting rights in the combined company, the composition of the board of directors in the combined company, the relative sizes of us and the Former Golden Ocean, the composition of senior management of the combined company and the name of the combined company. Management considered that the relative voting rights in the combined company and the composition of the board of directors in the combined company were the most significant factors in determining us as the accounting acquirer.

The value of the consideration paid was calculated as follows:

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

As the fair value of the net assets acquired and liabilities assumed exceeded the total value of consideration paid, a bargain purchase gain of $78.9 million was recorded in the consolidated statement of operations. We consider that the bargain purchase gain is primarily attributable to the fall in our share price from the date we and the Former Golden Ocean entered into the Merger Agreement until the date the Merger was completed. On October 7, 2014, the date we and the Former Golden Ocean entered into the Merger Agreement, our closing share price was $7.85 and would have resulted in a fair value of shares issued of $482.3 million as compared to $307.2 million on March 31, 2015.

Vessels and equipment, net
The 29 vessels acquired were valued at fair value separately from the attached time charter contracts. Vessels were valued at fair value (level 2) based on the average of broker valuations from two different ship broker companies The brokers assessed each vessel based on, amongst other, age, yard, deadweight and capacity, and compare this to market transactions. For vessels we agreed to sell in April 2015 (Channel Alliance, Channel Navigator, Golden Zhoushan, Golden Beijing and Golden Magnum) the sales price was used. The fair value of the vessels less estimated residual value is depreciated on a straight-line basis over the vessels' estimated remaining economic useful lives in accordance with Company's existing policy.

Vessels acquired with existing time charters
The value of a time charter acquired with a vessel was recognized separately to the value of the vessel. These contracts were fair valued (level 3) using an 'excess earnings' technique where the terms of the contract are assessed relative to current market conditions. The values of the contract related intangibles were determined by means of calculating the incremental or decremental cash flows arising over the life of the contracts compared with contracts with terms at prevailing market rates. This gave rise to a favorable contract asset in respect of vessels chartered out and an unfavorable contract liability in respect of the vessels chartered in.

The favorable contracts had remaining terms of ten months to 7.5 years at the time of the merger and the unfavorable contracts had remaining terms of three months to ten years. The fair value is amortized over the period of the contract on a straight line basis, except for the value of a contract of affreightment, which is amortized to reflect the timing of the expected economic benefit.

Newbuildings
The four newbuildings were valued at fair value (level 2) by estimating the market values for newbuilding contracts, this was the same process as for assessing the value of vessels. The valuation was based on the sales price for the completed vessel, not for the shipbuilding contract. The fair value was calculated as the estimated fair value of a completed vessel less the remaining committed capital expenditure for the vessel.

Vessels under capital lease
Leases of vessels, where we had substantially all the risks and rewards of ownership, were classified as capital leases. We acquired two vessels under capital lease as a result of the Merger, both of which were leased from unrelated third parties. The leasehold interest in these capital leased assets was recorded at fair value (level 3) based on the discounted value of the expected cash flows for the leasehold interest.

Capital lease obligations
The obligations under these capital leases were recorded at fair value (level 3) based on the net present value of the contractual lease payments.

Equity method investments
The fair value of the investment in associated companies equated to book value with the exception of the investment in Golden Opus Inc. As Golden Opus Inc. owned one vessel, the fair value of the company included a fair value adjustment based on broker values following the same process for assessing the value of owned vessels. This would be considered a level 3 assessment.

Convertible bond
While quoted market prices were not always available, the bonds traded "over the counter" and the fair value of the bonds was based on the market price on offer at the merger date (level 2).

Other
In April 2015, we received $40.1 million being the final outstanding amount in relation to the cancellation of newbuilding contracts by the Former Golden Ocean at Jinhaiwan. This amount was included in 'other current assets' in the purchase price allocation on March 31, 2015 and had no impact on the consolidated statement of operations.

The consolidated statement of operations for 2015 included revenues of $113.9 million and a net loss of $96.7 million, which are attributable to the Former Golden Ocean.

Unaudited Pro Forma Results

The following unaudited pro forma financial information presents the combined results of operations of the Company and the Former Golden Ocean as if the Merger had occurred as of the beginning of 2015. The pro forma financial information is not intended to represent or be indicative of the consolidated results of operations or financial condition of the Company that would have been reported had the acquisition been completed as of the dates presented, and should not be taken as representative of the future consolidated results of operations or financial condition of the Company.

(in thousands $, except per share data)	2015
Total operating revenues	225,013

Net (loss) income from continuing operations	(318,975)
Loss from discontinued operations	—
Net (loss) income	(318,975)

Basic and diluted earnings per share:
Basic and diluted (loss) earnings per share from continuing operations	$(1.85)
Basic and diluted loss per share from discontinued operations	$—
Basic and diluted (loss) earnings per share	$(1.85)

5. INCOME TAXES

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

Singapore
We participate in the tax scheme in Singapore. All qualified shipping income derived from the shipping activity in our Singapore subsidiary is exempt from taxation for the duration of the Approved International Shipping Enterprise (AIS) approval. The AIS approval was in June 2015 for a period of ten years.

Other Jurisdictions
Our subsidiary in Norway is subject to income tax. The tax paid by our subsidiary in Norway is not material.

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

For the year ended December 31, 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $59.7 million. For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amount of $34.5 million and $27.1 million, respectively. For the year ended December 31, 2015, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $28.0 million.

7. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2017	2016	2015
Net (loss) income	(2,348)	(127,711)	(220,839)

(in thousands)	2017	2016	2015
Weighted average number of shares outstanding - basic	125,019	95,238	30,243
Impact of restricted stock units	—	8	27
Weighted average number of shares outstanding - diluted	125,019	95,246	30,270

The exercise of share options using the treasury stock method was anti-dilutive as of December 31, 2017, 2016 and 2015, as the Company reported a net loss for the years then ended. Therefore, as of December 31, 2017, 2016 and 2015, 324,338, 84,000 and 76,200 shares, respectively, were excluded from the denominator in each calculation.

The conversion of the convertible bonds using the if-converted method was anti-dilutive as of December 31, 2017, 2016 and 2015, as the Company reported a net loss for the years then ended. Therefore, as of December 31, 2017, 2016 and 2015, 2,264,173, 2,268,860 and 2,007,025 shares, respectively, were excluded from the denominator in each calculation.

8. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2017	2016	2015
Net gain (loss) on sale of vessels	(570)	72	(2,062)
(Loss) on sale of newbuilding contracts	—	—	(8,858)
Amortization of deferred gains	258	228	132
	(312)	300	(10,788)

In September 2017, we entered into agreements to sell six Ultramax vessels (Golden Libra, Golden Virgo, Golden Taurus, Golden Gemini, Golden Aries and Golden Leo). In the fourth quarter of 2017, we agreed to a partial settlement for one of these vessels in the form of consideration shares in the buyer. In the aggregate, the consideration received consisted of $135.1 million in cash and 910,802 consideration shares in the buyer. The value of the consideration shares in the buyer was $7.4 per share at the date of completion of the sale. The six vessels were delivered in the fourth quarter of 2017 and the Company recorded a net loss of $0.6 million upon completion of the sales.

In August 2016, we sold Golden Lyderhorn, a 1999-built Panamax classified as a vessel held under capital lease, and a loss on the sale of $9.0 thousand was recorded as a result of previous impairment.

In February 2016 and October 2016, we completed the sale of Front Caribbean and Front Mediterranean and gains of $68.0 thousand and $13.0 thousand were recorded, respectively.

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

In April 2015, we agreed to the sale of four newbuilding Capesize vessels; two of the vessels (Front Atlantic and Front Baltic) were sold in August 2015 and November 2015, respectively, and we recorded a loss of $2.2 million and a gain of $0.1 million, respectively.

9. IMPAIRMENT OF VESSELS AND NEWBUILDINGS

In 2017, we entered into agreements to sell six Ultramax vessels for a gross sale price of $142.5 million, consisting of $135.1 million in cash and 910,802 consideration shares in the buyer. We recorded an impairment loss of $1.1 million, corresponding to the difference between the carrying value and estimated fair value of the vessels based on the sales agreements.

In 2016, we entered into an agreement to sell the Golden Lyderhorn, a vessel held under capital lease, and recorded an impairment loss of $1.0 million thereon. The loss corresponded to the difference between the carrying value and estimated fair value of the vessel as at June 30, 2016 following an impairment review that was triggered by the likelihood to dispose the vessel prior to the end of its useful life. The sale was subsequently concluded and the vessel was delivered to its new owner in August 2016.

In 2015, we determined that the carrying value of the related asset for Golden Lyderhorn, a vessel held under capital lease, was not fully recoverable. An impairment review was triggered by a significant fall in rates in the Baltic Dry Index. We recorded an impairment loss of $4.5 million, being the difference between the carrying value and estimated fair value of our leasehold interest based on the discounted expected future cash flows from the leased vessel.

Also in 2015, we recorded an impairment loss of $7.1 million on three Capesize newbuildings (Front Baltic, Front Caribbean and Front Mediterranean), which we agreed to sell, together with Front Atlantic, to a third party upon their completion and delivery to us. The loss recorded was equal to the difference between the carrying value plus expected costs to complete the three newbuildings and estimated fair value. In 2015, we agreed to the sale of four newbuilding Capesize vessels; two of vessels (Front Atlantic and Front Baltic) were delivered in 2015, and a loss of $2.2 million and a gain of $0.1 million, respectively, were recorded.

In 2015, we recorded an impairment loss of $141.0 million on five Capesize vessels relating to KSL China ($20.5 million), Battersea ($38.3 million), Belgravia ($34.2 million), Golden Future ($27.5 million) and Golden Zhejiang ($20.5 million). The loss recorded was equal to the difference between the carrying value and estimated fair value of the vessels. Also in 2015, we agreed to sell and lease back these vessels. The vessels were delivered in 2015.

10. LEASES

As of December 31, 2017, we leased in eight (2016: eight vessels) from Ship Finance and one vessel (2016: one vessel) from third parties. All of these vessels are leased under long-term time charters which are classified as operating leases.

Charterhire and office rent expense
The future minimum operating lease expense payments under our non-cancelable operating leases as of December 31, 2017 are as follows:

(in thousands of $)
2018	37,008
2019	35,369
2020	35,474
2021	35,066
2022	32,043
Thereafter	137,162
312,122

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis, net of amortization of unfavorable time charter contracts.

As of December 31, 2017, the future minimum rental payments include $0.9 million (2016: $1.2 million) in relation to office rent expenses and $311.2 million (2016: $345.5 million) in relation to charter hire expenses for leased in vessels.

During 2017, 2016 and 2015, the charter hire expense under operating leases, net of amortization of unfavorable time charter contracts-in were as follows:

(in thousands of $)	2017	2016	2015
Charter hire expenses, operating leases	71,345	54,365	32,118
Amortization of unfavorable time charter contracts-in	(672)	(674)	(1,399)
Charterhire expenses	70,673	53,691	30,719

With reference to Note 28, in April 2015 we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels that were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. In addition, the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance has the option to extend the charters by three years at $14,900 per day. The minimum lease period has been assessed to 13 years. Contingent rental income recorded in 2017, 2016 and 2015 as a reduction in charter hire expense was $1.15 million, $0.41 million and $0.02 million, respectively.

We acquired two long term chartered-in vessels, accounted for as operating leases, as a result of the Merger. One vessel was redelivered in June 2015.

Rental income
As of December 31, 2017, we leased out 10 vessels on fixed time charter rates (2016 : six vessels) and fifteen vessels (2016 : ten vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of December 31, 2017 are as follows:

(in thousands of $)
2018	57,494
2019	35,785
2020	23,166
2021	8,370
2022	—
Thereafter	—
124,815

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of December 31, 2017, the cost and accumulated depreciation of the twenty-four owned vessels and the one vessel held under capital lease, which were leased out to third parties, were $1,254.8 million and $103.3 million, respectively. As of December 31, 2016, the cost and accumulated depreciation of the fifteen owned vessels and the one vessel held under capital lease, which were leased out to third parties, were $771.1 million and $58.2 million, respectively.

11. MARKETABLE SECURITIES

Our marketable securities are equity securities considered to be available-for-sale securities.

(in thousands of $)	2017	2016
Balance at start of year	6,524	14,615
Disposals during the year	—	(328)
Additions during the year	6,740	—
Unrealized gain (loss), net	3,036	(7,763)
Balance at end of year	16,300	6,524

In the third quarter of 2017, we entered into agreements to sell six Ultramax vessels to a company listed on a U.S. stock exchange. For one of the vessels we agreed to a partial settlement in the form of 910,802 consideration shares in the buyer. The cost price and fair value as of December 31, 2017 was $6.7 million for these shares. As of December 31, 2017, the fair value of our total investments in this company was $16.3 million.

During 2016, we sold $0.3 million of our investment in a company listed on a U.S. stock exchange., for cash proceeds of $0.1 million and realized a loss on the sale of $0.2 million. We recorded a net unrealized loss of $6.3 million of which $8.5 million was concluded as other-than-temporary impairment loss. The fair value of this investment as of December 31, 2016 was $6.5 million. During 2015, we made a $32.2 million investment in the company and we recorded a net unrealized loss determined as other-than-temporary impairment loss of $19.1 million. The fair value of this investment at December 31, 2015 was $13.1 million.

During 2015 and as a result of the Merger, we acquired an investment of $5.7 million in a company listed on the Norwegian 'over the counter' market. In 2017, the company sold its assets and in the aggregate we received a total $1.6 million in distributions from the company. As of December 31, 2017, we do not hold any investment in the company. During 2016, we recorded a net unrealized loss determined as other-than-temporary impairment loss of $1.5 million. The fair value of this investment at December 31, 2016 was nil. In 2015, we recorded a net unrealized loss determined as other-than-temporary impairment loss of $4.2 million. The fair value of this investment at December 31, 2015 was $1.5 million.

12. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2017 are summarized as follows:

(in thousands of $)
Balance at December 31, 2014	7,434
Additions charged to income	512
Balance at December 31, 2015	7,946
Additions charged to income	199
Deductions credited to trade receivables	(7,193)
Balance at December 31, 2016	952
Additions charged to income	462
Deductions credited to trade receivables	(768)
Balance at December 31, 2017	646

In June 2016, we received $1.7 million and $0.7 million as full settlement of claims for unpaid charter hire and damages for Mayfair and Camden, respectively; the two VLCC vessels that had their charters were terminated in 2012. The settlement related to unrecognized bareboat charter revenue in respect to services rendered in the year ended December 31, 2011 and the aggregate $2.4 million was presented as such on the statement of operations. Trade accounts receivable of $7.0 million and a provision for doubtful accounts in the same amount were written off.

13. OTHER RECEIVABLES

(in thousands of $)	2017	2016
Agent receivables	4,794	2,070
Advances	664	486
Claims receivables	1,819	420
Other receivables	18,160	8,011
	25,437	10,987

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2017 and December 31, 2016.

14. VALUE OF CHARTER PARTY CONTRACTS

The value of charter-out contracts is summarized as follows:

(in thousands of $)	2017	2016	2015
Opening balance	76,099	103,376	—
Acquired as a result of the Merger	—	—	127,090
Acquired time charter contracts from Quintana	(3,080)	—	—
Amortization charge	(19,333)	(27,277)	(23,714)
Total	53,686	76,099	103,376
Less: current portion	(18,732)	(22,413)	(28,829)
Non-current portion	34,954	53,686	74,547

In connection with the acquisition of vessels from Quintana in 2017, we acquired certain time charter-out contracts. The contracts were valued to net negative $3.1 million and were fully amortized as of December 31, 2017. Time charter revenues in 2017, 2016 and 2015 have been reduced by $19.3 million, $27.3 million and $23.7 million, respectively, as a result of the amortization of charter-out contracts.

The value of charter-out contracts will be amortized as follows:

(in thousands of $)
2018	18,732
2019	18,732
2020	12,148
2021	4,074
2022	—
Thereafter	—
53,686

The value of charter-in contracts is summarized as follows:

(in thousands of $)	2017	2016	2015
Opening balance	5,470	6,144	—
Acquired as a result of the Merger	—	—	7,543
Amortization charge	(672)	(674)	(1,399)
Total	4,798	5,470	6,144
Less: current portion	(672)	(672)	(674)
Non-current portion	4,126	4,798	5,470

The current and non-current portion of the value of unfavorable charter-in contracts is recorded in other current liabilities and long term liabilities, respectively.

Charterhire expenses in 2017, 2016, and 2015, have been reduced by $0.7 million, $0.7 million and $1.4 million, respectively, as a result of the amortization of unfavorable charter-in contracts.

The value of unfavorable charter-in contracts will be amortized as follows:

(in thousands of $)
2018	672
2019	672
2020	674
2021	672
2022	672
Thereafter	1,436
4,798

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2015	1,540,559	(52,354)	1,488,205
Additions	194
Disposals	(92,351)
Transfer from newbuildings	425,393
Depreciation		(62,502)
Balance at December 31, 2016	1,873,795	(114,856)	1,758,939
Additions	448,392
Disposals	(148,908)	8,403
Transfer from newbuildings	227,336
Impairment loss	(1,066)
Depreciation		(78,093)
Balance at December 31, 2017	2,399,549	(184,546)	2,215,003

At December 31, 2017, we owned three Newcastlemaxes, 29 Capesizes, 28 Panamaxes and two Ultramaxes (at December 31, 2016: two Newcastlemaxes, 20 Capesizes, 18 Panamaxes and six Ultramaxes).

In October 2017 and with reference to Note 28, we agreed to acquire two modern Capesize vessels from Hemen, our largest shareholder, with a purchase price of $43.0 million for each vessel. As settlement of the purchase price for each vessel, we entered into seller's credit loans with an affiliate of Hemen for $21.5 million, respectively. The remaining part of the purchase price consisted of $4.5 million of cash and 2,000,000 of newly-issued common shares of the Company. In November 2017, one of the vessels was delivered to us and $40.7 million was capitalized in purchase price for the vessel. Refer to Note 32 for the delivery of the second vessel.

In March 2017, we entered into agreements to acquire 16 dry bulk vessels in transactions where we would issue in aggregate 17.8 million consideration shares and assume debt of $285.2 million. Of the 16 acquired vessels, 14 were acquired from subsidiaries of Quintana and two Panamax vessels were acquired from affiliates of Hemen. The vessels acquired from Quintana consisted of one Newcastlemax, five Capesizes and eight Panamaxes. The 14 vessels acquired from Quintana were subsequently renamed Golden Gayle, Golden Houston, Golden Kaki, Golden Amreen, Golden Anastasia, Golden Myrtalia, Golden Deb, Golden Sue, Golden Kennedy, Golden Jake, Golden Arion, Golden Ioanari, Golden Keen and Golden Shea were delivered between April and July 2017. In exchange for the 14 vessels acquired from Quintana, we issued an aggregate of 14.5 million shares as consideration to Quintana and associated companies. We also assumed $262.7 million in debt and prepaid $17.4 million in installments of this debt. In aggregate, we capitalized $363.4 million in the purchase price for the 14 vessels. In connection with the acquisition of vessels from Quintana in 2017, we acquired certain time charter-out contracts. The contracts were valued to net negative $3.1 million and were fully amortized as of December 31, 2017.

In exchange for the two Panamax vessels acquired from affiliates of Hemen, subsequently renamed Golden Amber and Golden Opal and delivered in June 2017, we issued an aggregate of 3.3 million shares as consideration to Hemen and assumed seller's credits of an aggregate of $22.5 million. In the aggregate, we capitalized $43.1 million in the purchase price for the two vessels.

In September 2017, we entered into agreements to sell six Ultramax vessels, Golden Libra, Golden Virgo, Golden Taurus, Golden Gemini, Golden Aries and Golden Leo, for a gross sale price of $142.5 million. For one of the vessels we agreed to a partial settlement in the form of consideration shares in the buyer. In the aggregate, the consideration received consisted of $135.1 million in cash and 910,802 consideration shares in the buyer, with a market value of $7.4 per share upon completion of the sale. In the third quarter of 2017, we recorded an impairment loss of $1.1 million in connection with the sale. The vessels were delivered in the fourth quarter of 2017 and we recorded a net loss of $0.6 million upon completion of the sales.

In September 2017, we took delivery of the Golden Nimbus, a Capesize newbuilding. The total construction cost transferred from newbuildings amounts to $50.7 million.

In February 2017, we took delivery of the Golden Surabaya and Golden Savannah, two Capesize dry bulk newbuildings. The total construction cost transferred from newbuildings was $128.1 million.

In January 2017, we took delivery of the Golden Virgo and Golden Libra, two Ultramax dry bulk newbuildings. The total construction cost transferred from newbuildings was $48.5 million.

In October 2016, we took delivery of the Front Mediterranean, a Capesize dry bulk newbuilding. The total construction cost transferred from newbuldings amounts to $46.2 million. The vessel was sold upon delivery for sales proceeds of $46.3 million and we recognized a gain of $13.0 thousand.

In August 2016, we took delivery of the Golden Leo, an Ultramax dry bulk newbuilding that was acquired as a result of the Merger. The total construction cost transferred from newbuldings was $26.0 million.

In May 2016, we took delivery of the Golden Fulham, a Capesize dry bulk newbuilding that was purchased from Frontline 2012 Ltd. The total construction cost transferred from newbuldings was $52.9 million.

In February 2016, we took delivery of the Front Caribbean, a Capesize dry bulk newbuilding. The total construction cost transferred from newbuldings was $46.1 million. The vessel was sold upon delivery for sales proceeds of $46.2 million and we recognized a gain of $68.0 thousand.

In January 2016, we took delivery of the Golden Barnet and Golden Bexley, both Capesize dry bulk newbuildings and the Golden Scape and Golden Swift, both Newcastlemax dry bulk newbuildings. All of these newbuildings were purchased from Frontline 2012 Ltd. The total construction cost transferred from newbuildings was $254.1 million.

Total depreciation expense was $78.1 million, $62.5 million and $51.6 million in 2017, 2016 and 2015, respectively.

16. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)
Balance at December 31, 2015	8,354
Disposals	(3,473)
Impairment loss	(985)
Depreciation	(940)
Balance at December 31, 2016	2,956
Depreciation	(895)
Balance at December 31, 2017	2,061

Refer to Note 9 for further details related to impairment on Golden Lyderhorn in 2016.

The outstanding obligations under capital leases at December 31, 2017 are payable as follows:

(in thousands of $)
2018	5,944
2019	5,944
2020	1,791
Thereafter	—
Minimum lease payments	13,679
Less: imputed interest	(1,005)
Present value of obligations under capital leases	12,674

As of December 31, 2017, we held one vessel under capital lease (December 31, 2016: one vessel). The lease is for an initial term of 10 years. The remaining period of the lease at December 31, 2017 is three years (December 31, 2016: 4 years).

As of December 31, 2017, we had the following purchase options for the one vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	April 2018	38,000
Golden Eclipse	April 2019	36,250
Golden Eclipse	April 2020	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor (Golden Eclipse).

17. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings at December 31, 2017 relates to five Capesize dry bulk newbuildings (December 31, 2016: eight Capesize and two Ultramax dry bulk newbuildings).

Movements in the two years ended December 31, 2017 are summarized as follows:

Balance at December 31, 2015	338,614
Installments and newbuilding supervision fees paid	265,083
Interest capitalized	2,258
Transfers to Vessels and Equipment	(425,393)
Balance at December 31, 2016	180,562
Installments and newbuilding supervision fees paid	152,501
Interest capitalized	—
Transfers to Vessels and Equipment	(227,336)
Balance at December 31, 2017	105,727

Refer to Note 32 for the delivery of the remaining five newbuildings.

In September 2017, we took delivery of the Golden Nimbus, a Capesize newbuilding, and paid a final installment including agreed extras of $29.3 million.

In February, 2017, we took delivery of the Golden Surabaya and Golden Savannah, two Capesize dry bulk newbuildings, and paid final installments including agreed extras of $67.7 million in total.

In January 2017, we took delivery of the Golden Virgo and Golden Libra, two Ultramax dry bulk newbuildings, and paid final installments including agreed extras of $31.3 million in total.

During 2017, we paid and capitalized in aggregate pre-delivery installments of $19.5 million and other capitalized costs of $4.7 million.

In October 2016, we took delivery of the Front Mediterranean, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $33.5 million was paid.

In August 2016, we took delivery of the Golden Leo, an Ultramax newbuilding. Upon delivery, the final installment including agreed extras of $15.7 million was paid.

In May 2016, we took delivery of the Golden Fulham, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $41.5 million was paid.

In February 2016, we took delivery of the Front Caribbean, a Capesize newbuilding. Upon delivery, the final installment including agreed extras of $33.4 million was paid.

In January 2016, we took delivery of the Golden Barnet and Golden Bexley, both Capesize newbuildings, and Golden Scape and Golden Swift, both Newcastlemax newbuildings. Upon delivery, aggregate final installments including agreed extras of $112.6 million were paid.

During 2016, we paid and capitalized in aggregate pre-delivery installments of $24.6 million and other capitalized costs $3.7 million.

18. EQUITY METHOD INVESTMENTS

As at December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2017	2016
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Golden Opus Inc. ("G. Opus")	50.00%	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

Movements in equity method investments for the years ended December 31, 2017 and 2016 are summarized as follows:

(in thousands of $)	G. Opus	UFC	Seateam	CCL	Total
At December 31, 2015	4,958	770	497	—	6,225
Distributions received from associated companies	—	—	(256)	—	(256)
Share of income / (loss)	(694)	(149)	462	—	(381)
Impairment loss	(2,142)	—	—	—	(2,142)
Equity contribution	750	—	—	—	750
Purchases	—	—	28	—	28
At December 31, 2016	2,872	621	731	—	4,224
Distributions received from associated companies	(7,300)	—	(257)	—	(7,557)
Share of income / (loss)	3,473	827	320	—	4,620
Equity contribution	1,000	—	—	—	1,000
At December 31, 2017	45	1,448	794	—	2,287

The following tables include summarized financial information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

(in thousands of $)	G. Opus		UFC		Others		Total
	2017	2016	2017	2016	2017	2016	2017	2016
Current assets	119	1,715	4,125	1,819	9,867	10,086	14,111	13,620
Non current assets	—	21,936	—	—	389	363	389	22,299
Total assets	119	23,651	4,125	1,819	10,256	10,449	14,500	35,919

Current liabilities	29	155	1,227	577	6,521	7,216	7,777	7,948
Long-term liabilities	—	17,751	—	—	35	11	35	17,762
Stockholders' equity	90	5,745	2,898	1,242	3,700	3,222	6,688	10,209

Percentage of ownership in equity investees	50%		50%		*
Equity investment of associated companies	45	2,872	1,448	621	821	715	2,314	4,208

Consolidation and reconciling adjustments:							—	—
Other	—	—	—	—	(27)	16	(27)	16
Investment in equity investees	45	2,872	1,448	621	794	731	2,287	4,224

(in thousands of $)	G. Opus			UFC			Others
	2017	2016	2015	2017	2016	2015	2017	2016	2015
Total operating revenue	3,817	4,262	5,739	7,413	9,591	23,977	8,815	8,391	7,494
Gain sale of vessel	7,166	—	—	—	—	—	—	—	—
Total operating expense	(3,324)	(4,905)	(8,864)	(5,914)	(9,885)	(23,450)	(7,063)	(6,576)	(6,043)
Net operating (loss) income	7,659	(643)	(3,125)	1,499	(294)	527	1,752	1,815	1,451
Net (loss) income	6,945	(1,299)	(3,742)	1,654	(297)	489	1,633	1,611	1,301

Percentage of ownership in investees	50%			50%			*
Equity in net income (loss) of associated companies	3,473	(650)	(1,871)	827	(149)	245	362	357	276

Consolidation and reconciling adjustments:

Excluded (income) loss prior to the Merger in 2015**	—	—	1,050	—	—	(105)	—	—	(28)
Other	—	(44)	—	—	—	—	(42)	105	—
Equity in net income (loss) of associated companies	3,473	(694)	(821)	827	(149)	140	320	462	248

Impairment loss on investment	—	(2,142)	(4,600)	—	—	—	—	—	—
Total equity in net income (loss) of associated companies including impairment losses	3,473	(2,836)	(5,421)	827	(149)	140	320	462	248

	Total
	2017	2016	2015
Total operating revenue	20,045	22,244	37,210
Gain sale of vessel	7,166	—	—
Total operating expense	(16,301)	(21,366)	(38,357)
Net operating (loss) income	10,910	878	(1,147)
Net (loss) income	10,232	15	(1,952)

Equity in net income (loss) of associated companies	4,662	(442)	(1,350)

Consolidation and reconciling adjustments:

Excluded (income) loss prior to the Merger in 2015**	—	—	917
Other	(42)	61	—
Equity in net income (loss) of associated companies	4,620	(381)	(433)

Impairment loss on investment	—	(2,142)	(4,600)
Total equity in net income (loss) of associated companies including impairment losses	4,620	(2,523)	(5,033)

*Calculation based on a percentage range between 21.25% and 25%
**The table includes results for the full year 2015, but that these entities were acquired as a part of the merger which closed on March 31, 2015 and therefore the company’s share of results is only recorded for the period subsequent to the merger.

In 2017, Golden Opus Inc. sold its only vessel to an unrelated third party and repaid its outstanding bank debt. Following these transactions, Golden Opus Inc. distributed $7.3 million in cash to each of the two joint venture partners, respectively. As of December 31, 2016 and 2015, Golden Opus had a $22 million senior secured term loan agreement with us as guarantor for 50% of the facility.

In 2017, cash dividends received from equity method investees amounted to $7.6 million (2016: $0.3 million, 2015: $0.1 million).

In April 2016, we purchased an additional 5,156 ordinary shares at par value of SG$1 in Seateam. The purchase increased the stake of the Company from 21.25% to 22.19%. The net asset value per share at the date of the purchase was $5.47 and resulted in a gain on purchase of $24 thousand recognized in other financial items.

In March 2016, we contributed $0.8 million additional capital to Golden Opus Inc.

As of March 31, 2016, we recorded an impairment loss of $2.2 million of the investment in Golden Opus Inc. following an impairment review triggered by the continuing fall in rates in the Baltic Dry Index. The loss recorded corresponded to the difference between the carrying value prior to the impairment of $5.3 million and its estimated fair value of $3.1 million.

In February 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in CCL to the remaining four joint venture partners (Bocimar International NV, C Transport Holding Ltd, Star Bulk Carrier Corp and the Company). The Company's initial investment in Capesize Chartering and subsequent share of results is insignificant at December 31, 2017.

As of December 31, 2015, we recorded an impairment loss of $4.6 million of the investment in Golden Opus Inc. following an impairment review that was triggered by the significant fall in rates in the Baltic Dry Index. The loss recorded is equal to the difference between the carrying value prior to the impairment of $9.6 million and its estimated fair value of $5.0 million.

With reference to Note 28 and in February 2015, the Former Golden Ocean, Bocimar International NV, C Transport Holding Ltd, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd. We acquired the Former Golden Ocean's 20% interest in Capesize Chartering upon completion of the Merger and allocated nil value to the shares.

19. OTHER LONG TERM ASSETS

(in thousands of $)	2017	2016
Seller's credit receivable long-term portion	1,500	2,000
Deferred tax asset	294	343
Prepaid charterhire expenses (straight-lining of lease expense)	8,887	5,184
Other long term assets	10,681	7,527

With reference to Note 28, in the third quarter of 2015 eight vessels were sold and leased back from Ship Finance for a period of 10 years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining six years, including the three years optional period of the vessel owner. We have straight lined the total charterhire expense over the lease term of 13 years. An amount of $3.7 million was credited to charterhire expenses in 2017 (2016: $5.2 million), with the corresponding asset presented as part of other long term assets. We will begin to amortize this asset when the daily charter hire rate reduces in the third quarter of 2022.

The seller's credit receivable originates from a sale of a vessel in 2009. In 2016, the Company renegotiated the principal amount of the asset to $3.0 million and its repayment profile, with the interest rate set to 1% and the maturity date to December 31, 2019. As a result, the asset was re-measured at $3.0 million and a provision for uncollectible receivables of $1.8 million was recognized and subsequently written off. In 2017, 2016 and 2015, the Company recognized total interest income of $0.2 million, $0.2 million and $0.6 million, respectively

As of December 31, 2017, the outstanding seller's credit receivable falls due as follows:

(in thousands of $)
2018	500
2019	1,500
2020	—
2021	—
2022	—
Thereafter	—
2,000

20. DEBT

(in thousands of $)	2017	2016
$33.9 million term loan	24,317	28,275
$82.5 million term loan	35,733	44,367
$284.0 million term loan	190,870	258,538
$420.0 million term loan	352,432	388,545
$425.0 million term loan	220,868	166,743
$102.7 million term loan	102,765	—
$73.4 million term loan	67,739	—
$80.2 million term loan	74,814	—
Total U.S. dollar denominated floating rate debt	1,069,538	886,468
U.S. dollar denominated fixed rate debt	178,856	177,300
Deferred charges	(3,935)	(5,350)
Total debt	1,244,459	1,058,418
Less: current portion	(109,671)	—
	1,134,788	1,058,418

Movements in 2017 and 2016 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Sellers credit	Deferred charges	Total
Balance at December 31, 2015	761,739	167,815	4,739	(5,797)	928,496
Loan repayments	(17,471)	—	(4,748)	—	(22,219)
Loan draw downs	142,200	—	—	—	142,200
Amortization of purchase price adjustment	—	9,485	9	—	9,494
Capitalized financing fees and expenses	—	—	—	(898)	(898)
Amortization of capitalized fees and expenses	—	—	—	1,345	1,345
Balance at December 31, 2016	886,468	177,300	—	(5,350)	1,058,418
Loan repayments	(154,666)	(9,104)	—	—	(163,770)
Loan draw downs	337,736	—	—	—	337,736
Amortization of purchase price adjustment	—	10,360	—	—	10,360
Convertible bond loss on extinguishment	—	300	—	—	300
Amortization of capitalized fees and expenses	—	—	—	1,415	1,415
Balance at December 31, 2017	1,069,538	178,856	—	(3,935)	1,244,459

In October 2017, we terminated the amended terms agreed with our lenders in February 2016, as further described below, related to the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.9 million credit facility, $82.5 million credit facility and the $284.0 million credit facility.

New Loan Facilities Related to the Quintana Acquisition
In 2017, we acquired 14 vessels from Quintana. The vessels were acquired by a newly-established wholly-owned non-recourse subsidiary. In connection with the acquisition we assumed obligations of $262.7 million under three new loan facilities.

According to the agreements with the lenders of the acquired vessels, we agreed to make a $17.4 million pre-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018.

The average interest rate of the debt assumed in connection with the acquisition of the vessels from Quintana is LIBOR plus 3.1% margin and ordinary debt repayments, following the end of the waiver period in July 2019, will amount to $5.8 million per quarter. Pursuant to the loan agreements, our wholly-owned non-recourse subsidiary, which owns the acquired vessels is prohibited from paying dividends to us. During the repayment holiday period through June 2019, we are required under the loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Thereafter, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant.

$102.7 million credit facility
We assumed this debt of $102.7 million, net of a $6.4 million prepayment, as a result of the acquisition of five vessels from Quintana in 2017. This facility financed five vessels and bears interest of LIBOR plus a margin of 3.0%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Two of the tranches under the facility mature in January 2020, with a balloon payment of in total $28.0 million. The remaining three tranches mature in October 2021 with balloon payments of in total $60.2 million.

As of December 31, 2017, $102.7 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2017, this facility was secured by two of our Capesize vessels and three Panamax vessels.

$73.4 million credit facility
We assumed this debt of $73.4 million as a result of the acquisition of five vessels from Quintana in 2017. This facility financed five vessels and bears interest of LIBOR plus a margin of 3.25%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Four of the tranches under the facility mature in December 2019, with an aggregated balloon payment of $39.4 million and the fifth tranche matures in January 2022 with a balloon payment of $21.6 million.

During 2017, $5.7 million was repaid under this facility. As of December 31, 2017, $67.7 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2017, this facility was secured by one of our Capesize vessels and four Panamax vessels.

$80.2 million credit facility
We assumed this debt of $80.2 million as a result of the acquisition of four vessels from Quintana in 2017. This facility financed four vessels and bears interest of LIBOR plus a margin of in the range between 2.75% - 3.35% depending on the vessel. Repayments are made on a quarterly basis from the third quarter of 2019 onward. One of the tranches under the facility matures in October 2019, with a balloon payment of $11.1 million, two of the tranches mature in November 2019 with an aggregated balloon payment of $33.3 million and the fourth tranche matures in November 2021 with a balloon payment of $24.6 million.

During 2017, $5.4 million was repaid under the facility. As of December 31, 2017, $74.8 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2017, this facility was secured by one of our Newcastlemax vessels, two Capesize vessels and one Panamax vessel.

$33.9 million credit facility
We assumed this debt of $30.5 million as a result of the Merger. This facility financed two vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $22.6 million on the final maturity date of May 27, 2018. The terms of the facility were amended on March 31, 2016, as described below.

During 2017, $4.0 million (2016: $0.6 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $24.3 million (2016: $28.3 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016 $1.7 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as described below. At December 31, 2017, this facility was secured by two (2016: two) of our Panamax vessels.

$82.5 million credit facility
We assumed this debt of $67.8 million as a result of the Merger. This facility financed six vessels and bears interest of LIBOR plus a margin of 2.75%. Repayments are made on a quarterly basis, each in an amount $1.2 million, with a balloon payment of $32.0 million on the final maturity date on October 31, 2018. The terms of the facility were amended on March 31, 2016, as described below.

During 2017, $8.6 million (2016: $3.2 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $35.7 million (2016: $44.4 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $3.7 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as described below. At December 31, 2017, this facility was secured by four (2016: four) of our Panamax vessels.

$284.0 million credit facility
We assumed this debt of $260.5 million as a result of the Merger. This facility financed 19 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $4.0 million, with a balloon payment of $202.5 million on the final maturity date on December 31, 2019. The terms of the facility were amended on March 31, 2016, as described below.

During 2017, $67.7 million (2016: $4.0 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $190.9 million (2016: $258.5 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $12.0 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as described below. At December 31, 2017, this facility was secured by two (2016: two) of our Capesize vessels, 12 (2016: 12) Panamax vessels and two (2016: five) Ultramax vessels.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of 14 tranches of up to $30.0 million to finance, in part, 14 newbuilding vessels. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 2.5%. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all 14 tranches. The terms of the facility was further amended on March 31, 2016, as described below.

During 2017, $36.1 million (2016: $7.3 million) was repaid and there have been no draw downs (2016: nil). As of December 31, 2017, $352.4 million (2016: $388.5 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2016, $15.5 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as discussed below. The facility is secured by 14 (2016: 14) of our Capesize vessels.

$425.0 million senior secured post-delivery term loan facility
In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The facility was initially divided into 12 tranches of $30.0 million and two tranches of $32.5 million. Each tranche was originally repayable in quarterly payments of 1/80 of the drawn down amount and all amounts outstanding are to be repaid on the final maturity date of March 31, 2021. The loan bore interest at LIBOR plus a margin of 2.0%. In December 2015, the loan agreement was amended and the minimum level of the loan to value was increased from 55% to 70%. The margin was also amended to 2.20% plus LIBOR and the quarterly repayments changed from 1/80 to 1/64 of the drawn down amount. The amendment also allowed us to substitute the optional additional borrowers with another of our wholly owned subsidiaries. The terms of the loan were further amended on March 31, 2016, as described below.

During 2017, $20.9 million (2016: $2.3 million) was repaid and we have drawn down a total of $75.0 million (2016: $142.2 million) on delivery of three Capesize bulk carriers (2016: five Capesize vessels). As of December 31, 2017, $220.9 million (2016: $166.7 million) was outstanding under this facility and there was $150.0 million available, undrawn amount. As of December 31, 2016, $7.6 million in repayments was deferred and subsequently repaid in 2017. As of December 31, 2017, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as discussed below. At December 31, 2017, this facility was secured by nine (2016: six) of our Capesize vessels.

Loan Amendments and Cash Sweep Mechanism

In February 2016, we agreed with our lenders to amend certain of the terms on the $420.0 million term loan facility, $425.0 million senior secured post-delivery term facility, $33.9 million credit facility, $82.5 million credit facility and the $284.0 million credit facility, or the Loan Facilities, as follows:

For the period from April 1, 2016 to September 30, 2018 there would be no repayments on these facilities, subject to a cash sweep mechanism as described below. The minimum value covenant was set at 100% with a subsequent increase to 125% or 135% (depending on the facility) on October 1, 2018 and the market adjusted equity ratio was waived up until the same date. We also agreed that for the remaining newbuilding contracts where we had financing in the $425.0 million term loan facility, there would be a fixed draw down of $25.0 million per vessel subject to compliance with the minimum value covenant of 100% for the period. The margins on the loans were unchanged, however; we would pay an increased margin of 4.25% for the deferred repayments under the loan facilities. We would resume repayment of each loan on October 1, 2018 based on the repayment model as if October 1, 2018 was April 1, 2016 regardless of any repayment made during the period in accordance with the cash sweep mechanism described below and without affecting the final maturity date.

A cash sweep mechanism was put in place whereby we would pay down on the deferred repayment amount should our cash position improve. We would report and furnish our lenders at the end of each first and third quarter a calculation of free projected cash anticipated at September 30, 2018, or the Free Projected Cash. All Free Projected Cash above a threshold of $25 million would be used to repay the loans on the cash sweep repayment date, which was when the compliance certificates fall due. The first cash sweep repayment date was due at the end of the third quarter of 2016 and no payments were triggered following reporting to the lenders. The cash sweep that we would pay to each lender would be based on a relative value of the deferred amount in each facility as calculated as per end of that half year period equal to:

•	the installments that had fallen due and payable under the agreements during that period had not such installments been suspended in accordance; over

•	all regular installments that had fallen due and payable under all existing credit facilities during that period had not such installments been suspended.
Existing credit facilities included the Loan Facilities and the $22 million senior secured term loan agreement made between Golden Opus Inc., and us as guarantor of 50% of the facility. In August 2017, Golden Opus Inc. sold its only vessel and settled its outstanding loan facility. Any repayments made under the cash sweep would be applied against balloon payments due on the loans. Due to the operation of the cash sweep mechanism, we would not be permitted to make any cash dividend payments without the prior approval of our lenders in the period to September 30, 2018.

In 2017, we prepaid in aggregate $86.8 million of deferred repayments based on the cash sweep mechanism.

As at December 31, 2016, the deferred repayments under the loan facilities amounted to $40.5 million. In October 2017, we terminated the amended terms related these facilities. This effectively reinstated normal covenants and removed certain restrictions described above.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Under our recourse debt facilities, the aggregate value of the collateral vessels shall not fall below 125% or 135% of the loan outstanding, depending on the facility. We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $60.6 million of cash and cash equivalents as at December 31, 2017 (December 31, 2016: $53.8 million) and this is classified under restricted cash. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2017 and December 31, 2016, we were in compliance with our covenants.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5 year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond has no regular repayments and matures in full on January 30, 2019. There are no financial covenants in the convertible bond agreement. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The conversion price at December 31, 2017 was $88.15 (December 31, 2016: $88.15) per share. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond will have a value of $200 million on maturity. The bonds will be redeemed at 100% of their principal amount and will, unless previously redeemed, converted or purchased and cancelled, mature on January 30, 2019. We have a right to redeem the bonds at par plus accrued interest at any time during the term, provided that 90% or more of the bonds issued shall have been redeemed or converted to shares. As at December 31, 2017, 2,268,860 (December 31, 2016: 2,268,860) new shares would be issued if the bonds were converted at the current price of $88.15 (December 31, 2016: $88.15).

In December 2017, we acquired $9.4 million in nominal value of our outstanding convertible bond at a price of 96.85% of par value, reducing the outstanding convertible debt balance. As a result of the transaction we recognized a loss of $0.3 million, presented under other financial items. See Note 32 for a discussion of additional purchases of our convertible bond after December 31, 2017.

During 2017, $10.4 million (2016: $9.5 million, 2015: $6.6 million) was amortized and recorded as interest expense.

Seller's credit
In 2016, we repaid the outstanding amount of $4.8 million on maturity, and amortized the remaining fair value balance of $8.3 thousand, of a seller's credit partially financing the acquisition of two vessels in 2013. See Note 28 for a discussion of related party seller credits entered into in 2017 in relation to vessels acquisitions from affiliates of Hemen.

Deferred charges
Debt issuance costs of $3.9 million at December 31, 2017 (December 31, 2016: $5.4 million) are presented as a deduction from the carrying amount of our debt.

The outstanding debt as of December 31, 2017 is repayable as follows:

(in thousands of $)
2018	109,671
2019	496,558
2020	364,767
2021	267,542
2022	21,600
Thereafter	—
1,260,138
Amortization of purchase price adjustment	(11,744)
1,248,394

Assets pledged
As of December 31, 2017, fifty-nine vessels (2016: forty-five vessels) with an aggregate carrying value of $2,130.0 million (2016: $1,733.2 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2017 and 2016 was 2.69%, and 2.37% respectively. Our fixed rate debt bears interest of 3.07% per annum.

21. ACCRUED EXPENSES

(in thousands of $)	2017	2016
Voyage expenses	7,388	3,467
Ship operating expenses	6,937	6,424
Administrative expenses	1,510	935
Tax expenses	9	12
Interest expenses	8,460	7,029
	24,304	17,867

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2017	2016
Deferred charter revenue	21,704	10,509
Deferred gain on sale and leaseback	258	258
Unfavorable charter party-in contracts	672	672
Payroll and Employee Tax accruals	488	396
Other current liabilities	8,967	2,782
	32,089	14,617

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2017	2016
Interest rate swaps	2,864	1,502
Foreign currency swaps	83	—
Bunker derivatives	801	92
Asset Derivatives - Fair Value	3,748	1,594

(in thousands of $)	2017	2016
Interest rate swaps	1,914	1,777
Foreign currency swaps	66	213
Bunker derivatives	313	—
Liability Derivatives - Fair Value	2,293	1,990

During 2017, 2016 and 2015, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2017	2016	2015
Interest rate swaps	Interest expense	(1,705)	(1,807)	(2,127)
	Unrealized fair value gain (loss)	1,225	(38)	(394)
Foreign currency swaps	Realized gain (loss)	204	(3)	68
	Unrealized fair value gain (loss)	25	(27)	(251)
Forward freight agreements	Realized gain (loss)	(517)	42	(606)
Bunker derivatives	Realized gain (loss)	622	(1,518)	(1,853)
	Unrealized fair value gain (loss)	291	2,676	(1,776)
		145	(675)	(6,939)

24. OTHER LONG TERM LIABILITIES

(in thousands of $)	2017	2016
Deferred gain on sale and leaseback	2,485	2,744
Other long term liabilities	5,574	5,468
	8,059	8,212

25. SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2017	2016
150 million common shares of $0.05 par value	7,500	7,500

In September 2016, at the Company's 2016 Annual General Meeting, the shareholders approved that the Company's authorized share capital was increased from $6,000,000 divided into 120,000,000 common shares of $0.05 par value to $7,500,000 divided into 150,000,000 common shares of $0.05 par value.

In August 2016, we effected 1-for-5 reverse share split of the our common shares where every five shares of the Company's issued and outstanding common shares par value $0.01 per share was automatically combined into one issued and outstanding common share par value $0.05 per share. As a result of the 1-for-5 reverse share split the Company's authorized capital was restated from $6,000,000 divided into 600,000,000 common shares of $0.01 par value to $6,000,000 divided into 120,000,000 common shares of $0.05 par value.

In February 2016, at a Special General Meeting, the shareholders approved that the Company's authorized share capital was increased from $5,000,000 divided into 500,000,000 common shares of $0.01 par value to $6,000,000 divided into 600,000,000 common shares of $0.01 par value.

Issued and fully paid share capital:
(number of shares of $0.05 each)	2017	2016
Balance at start of year	105,965,192	34,535,128
Shares issued re:
- settlement of RSUs	—	19,954
- private placement	—	68,736,800
- subsequent offering	—	2,673,858
- cancellation	—	(548)
- equity offerings	16,372,505	—
- issue of consideration shares to Quintana	14,500,000	—
- issue of consideration shares to Hemen	5,300,000	—
- settlement of options	60,000	—
Balance at end of year	142,197,697	105,965,192

With reference to Note 15 and Note 28, and in relation to the 14 vessels acquired from Quintana and three vessels acquired from affiliates of Hemen in 2017, we issued, in the aggregate, 14,500,000 and 5,300,000 consideration shares, respectively.

In December 2017, we issued 60,000 shares and received $252 thousand in proceeds in relation to our 2016 share option plan.

In October 2017, we completed an equity offering raising gross proceeds of approximately $66 million through the issuance of 7,764,705 shares.

In March 2017, we completed an equity offering raising gross proceeds of approximately $60 million through the issuance of 8,607,800 shares.

In October 2016, we issued an aggregate of 19,954 common shares, par value $0.05 per share, in connection with the Company's 2010 Equity Incentive Plan. As a result of the share issuance, there are currently no outstanding awards under the 2010 Equity Incentive Plan.

In February 2016, we announced a private placement of 68,736,800 new shares, or the Private Placement Shares, at NOK 25.00 per share, generating gross proceeds of NOK 1.7 billion (approximately $200 million).

In February 2016, we announced a subsequent offering, or the Subsequent Offering, of up to 6,873,680 new common shares at NOK 25.00 per share for gross proceeds of up to NOK171.8 million (approximately $20 million). Ultimately, 2,673,858 new common shares, or the Subsequent Offering Shares, were issued in connection with the Subsequent Offering for gross proceeds of NOK 66.8 million (approximately $8.0 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as part of the Subsequent Offering were restricted shares in the U.S. There are currently no restrictions to the shares.

In total, the net proceeds from the private placement were $205.4 million comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

As at December 31, 2017, 142,197,697 common shares were outstanding (December 31, 2016: 105,965,192 common shares).

Refer to Note 32 for shares issued subsequent to the date of this report.

26. RESTRICTED STOCK UNITS

In September 2010, our Board of Directors approved the adoption of the 2010 Equity Incentive Plan, or the "Plan," and reserved 160,000 common shares of the Company for issuance pursuant to the Plan. The Plan permits RSUs to be granted to our directors, officers, employees affiliates, consultants and service providers. We have issued RSUs under the plan, which generally vest over three years at a rate of 1/3 of the number of RSUs granted on each annual anniversary of the date of grant, subject to the participant continuing to provide services to us from the grant date through the applicable vesting date.

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

On September 22, 2016, the management companies forfeited their remaining 11,744 outstanding awards. On October 24, 2016, we issued an aggregate of 19,954 common shares in settlement of all the outstanding tranches, vested and non-vested, of RSUs granted to former Board members, as adjusted for dividends. As a result of the share issuance, there are currently no outstanding awards under the 2010 Equity Plan as of December 31, 2016 and 2017, respectively.

The following table summarizes restricted stock unit transactions in 2016:

	Number of units
	Directors	Management companies	Total	Fair value
Units outstanding as of December 31, 2015	11,744	11,744	23,488	$5.35
Granted	—	—	—	—
Settled	(11,744)	—	(11,744)	$3.64
Forfeited	—	(11,744)	(11,744)	—
Units outstanding as of December 31, 2016	—	—	—	—

The fair values in the table above are the closing share prices on December 31, the share prices on the date of grant or the share prices on the date of vesting, as appropriate. The RSU expense in 2017, 2016 and 2015 was nil, $0.01 million and $0.01 million, respectively.

27. SHARE OPTIONS

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

The fair value of the share options granted on November 10, 2016 under the 2016 Scheme was calculated on the Black-Scholes method. The significant assumptions used to estimate the fair value of the share options are set out below:

•	Grant Date: November 10, 2016.

•	Expected Term: Given the absence of expected dividend payments and that the exercise price is adjustable for any distribution of dividends made before the relevant options are exercised, we expect that it is reasonable for holders of the granted options to avoid early exercise of the options. As a result, we assumed that the expected term of the options is their contractual term.

•	Expected Volatility: We used the historical volatility of the common shares to estimate the volatility of the prices of the shares underlying the share options. The final expected volatility estimate, which is based on historical share price volatility for the period from the Merger on March 31, 2015 to the grant date on November 10, 2016, was 71%.

•	Expected Dividends: The share options exercise price is adjustable for distribution of dividend before the share options are exercised. We assumed that the expected dividend is nil based on the dividend restrictions in the loan agreements.

•	Dilution Adjustment: The number of share options is considered immaterial as compared to the number of shares outstanding and no dilution adjustment was incorporated in the valuation model.

•	Risk-free Rate: We used the five-year US Government bond risk-free yield-to-maturity rate of
1.55% as of November 10, 2016 as an estimate for the risk-free rate to match the expected five year term of the share options.

•	Expected Forfeitures: We expect that there will be no forfeitures of non-vested shares options during the terms.

The following table summarizes the unvested option activity for the year ended December 31, 2017 and 2016:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Granted November 2016	700,000	700,000	$4.20	$2.47
Outstanding as of December 31, 2016 - Unvested	700,000	700,000	$4.20	$2.47
Granted	—	—
Exercised	60,000	60,000	$4.20	$2.47
Exercisable	173,333	173,333	$4.20	$2.47
Forfeited	—	—	—	—
Outstanding as of December 31, 2017 - Unvested	466,667	466,667	$4.20	$2.47

The following table summarizes certain information about the options outstanding as of December 31, 2017 and 2016:

	Options Outstanding and Unvested, December 31, 2017			Options Outstanding and Exercisable, December 31, 2017
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$4.20	466,667	$4.20	1.86	173,333	$4.20	1.86

	Options Outstanding and Unvested, December 31, 2016			Options Outstanding and Exercisable, December 31, 2016
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$4.20	700,000	$4.20	2.86	—	—	—

For the year ended December 31 2017 and 2016 the share based compensation was $0.6 million and $0.1 million, respectively, and is included in "Administrative expenses" in the consolidated statement of operations. With reference to Note 25, we issued 60,000 shares in December 2017 following the exercise of share options in 2017.

As at December 31, 2017 and 2016, the estimated cost relating to non-vested share options not yet recognized was $1.1 million $1.6 million.

With reference to Note 32 and declaration of dividends in 2018, the exercise price will be adjusted to $4.10 per share.

The Former Golden Ocean Stock Option Incentive Plan
On March 21, 2005, the Former Golden Ocean approved a share option plan for directors and eligible employees. The weighted average exercise price under the plan was NOK 144.45 in 2016 and 2017. As of December 31, 2016, 84,000 options were outstanding, and in 2017 all outstanding options were canceled following expiration of the term of the plan. No options were exercised in 2016 or in 2017.

28. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, consisting of companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd and its subsidiaries (ICB Shipping (Bermuda) Ltd, Frontline Management (Bermuda) Ltd, Seateam Management Pte Ltd and Frontline 2012 Ltd., referred to as "Frontline"), Ship Finance International Ltd (referred to as "Ship Finance") and Seatankers Management Co. Ltd and companies affiliated with it (referred to as "Seatankers"). We also transact business with our associated companies.

Frontline

Refer to Note 8 for transactions with Frontline regarding sale of contracts and vessels in 2015.

Ship Finance

In April 2015, we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to Ship Finance in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance and the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

We are the commercial manager for 14 (2016: 14) dry bulk and eight (2016: nine) container vessels owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 per day per vessel for managing seven of the 14 dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels (2016: $125 per day per vessel for managing the seven dry bulk vessels, 2015: $125 per day per vessel for managing the twelve dry bulk vessels) and $75 per day per vessel for managing the eight container vessels (2016: $75 per day per vessel for managing the nine container vessels, 2015: $65 per day per vessel for managing the eleven container vessels).

Seatankers

We are the commercial manager of twenty (2016: twenty-one) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2016: $125, 2015: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short term time charters.

Capesize Chartering

In February 2015, the Former Golden Ocean, Bocimar International NV, C Transport Holding Ltd, Golden Union Shipping Co S.A., and Star Bulk Carriers Corp. announced the formation of a new joint venture company, Capesize Chartering Ltd, or CCL. We acquired the Former Golden Ocean's 20% interest in Capesize Chartering upon completion of the Merger on March 31, 2015. In January 2016, Golden Union Shipping Co S.A. equally transferred its 20% stake in CCL to the remaining four joint venture partners. At the same time, we entered into a revenue sharing agreement for Capesize dry bulk vessels with the joint venture partners whereby it was agreed that we would initially include 21 Capesize dry bulk vessels in the revenue sharing agreement. The revenue sharing agreement applies to 65 modern Capesize dry bulk vessels across the joint venture partners and is being managed from our offices in Singapore and Bocimar’s offices in Antwerp.

United Freight Carriers

We acquired the Former Golden Ocean's 50% interest United Freight Carriers LLC, or UFC, upon completion of the Merger on March 31, 2015. UFC is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

Management Agreements

Technical Supervision Services

We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $30,555 per vessel (2016: $31,875 per vessel). This fee is subject to annual review. Frontline Management also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management

The ship management of our vessels is provided by external ship managers, except for twenty (2016: fifteen) vessels, which is provided by SeaTeam Management Pte. Ltd, a company in which we own 22.2% and is a subsidiary of Frontline.

Other Management Services

We aim to operate efficiently through utilizing Frontline or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. During 2016, we received assistance in relation to consolidation and reporting as well as management of our Sarbanes Oxley compliance from Frontline and we were charged a fee of $115,000 (2015: $115,000) per quarter for these services. Effective January 1, 2017, we only receive services in relation to management of our Sarbanes Oxley compliance from Frontline at a quarterly fee of $17,500. We also receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter.

Acquisition of vessels from affiliates of Hemen

In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen, our largest shareholder, at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, the Company entered into a seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels, Golden Behike, was delivered to us and 2,000,000 shares were issued to satisfy the purchase price. Refer to Note 32 for the delivery of the second vessel.

In March 2017, we entered into agreements to acquire two Panamax vessels from affiliates of Hemen. In exchange for the two Panamax vessels acquired from affiliates of Hemen, subsequently renamed Golden Amber and Golden Opal and delivered in June 2017, we issued an aggregate of 3.3 million shares as consideration to Hemen and assumed seller's credits of an aggregate of $22.5 million.

Seller's credits from affiliates of Hemen

In connection with the acquisition of the two Panamax vessels from affiliates of Hemen in 2017, we assumed an aggregate of $22.5 million in debt under seller's credit agreements, non-amortizing until June 2019 and with an interest rate of LIBOR plus a margin of 3.0%.

In connection with the agreements to acquire two Capesize vessels from affiliates of Hemen in October 2017, we entered into non-amortizing seller's credit loans with an affiliate of Hemen for 50% of the purchase price of each vessel. Each loan bears interest at LIBOR plus a margin of 3.00% per annum and matures three years after delivery of each vessel. Following the delivery of Golden Behike in 2017, we assumed $21.5 million in a seller's credit loan related to the vessel. Refer to Note 32 for the delivery of the second vessel.

A summary of long-term balances owed to related parties as of December 31, 2017 and 2016 is as follows:

(in thousands of $)	2017	2016
Hemen	44,000	—
	44,000	—

A summary of net amounts charged by related parties in 2017, 2016 and 2015 is as follows:

(in thousands of $)	2017	2016	2015
ICB Shipping (Bermuda) Ltd	—	—	579
Frontline Ltd	4,210	6,521	13,192
The Former Golden Ocean	—	—	134
Ship Finance International Limited	27,977	25,564	12,060
Seateam Management Pte Ltd	3,103	2,638	1,932
Seatankers Management Co Ltd	9,696	4,216	159
Golden Opus Inc	1,286	1,114	—
Capesize Chartering Ltd	57	98	—
Affiliates of Hemen	634	—	—
	46,963	40,151	28,056

Net amounts charged by related parties comprise general management and commercial management fees, charter hire expenses, newbuilding supervision fees, interest expenses and newbuilding commission fees.

A summary of net amounts charged to related parties in 2017, 2016 and 2015 is as follows:

(in thousands of $)	2017	2016	2015
Ship Finance International Limited	738	795	560
Seatankers Management Co Ltd	933	957	310
United Freight Carriers LLC	—	150	—
Capesize Chartering Ltd	3,368	945	—
	5,039	2,847	870

Net amounts charged to related parties comprise commercial management fees since April 1, 2015, following the completion of the Merger with the Former Golden Ocean.

A summary of balances due from related parties as of December 31, 2017 and 2016 is as follows:

(in thousands of $)	2017	2016
Capesize Chartering Ltd	—	322
Frontline Ltd	1,095	1,523
Ship Finance International Ltd	60	2
Seatankers Management Co Ltd	825	77
Golden Opus Inc	10	3
	1,990	1,927

A summary of short-term balances owed to related parties as of December 31, 2017 and 2016 is as follows:

(in thousands of $)	2017	2016
Capesize Chartering Ltd	879	—
Frontline Ltd	1,822	1,044
Seatankers Management Co Ltd	—	270
Golden Opus Inc	29	73
	2,730	1,387

As at December 31, 2017 and December 31, 2016, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

We have periodically issued share options and RSUs to Board and management companies, as disclosed in Notes 26 and 27 of these consolidated financial statements. In February 2016, Hemen was allocated 31.6 million shares at NOK 25.00 per share in connection with a private placement share offering of 68.7 million new shares. Hemen also owns $124.4 million of the Convertible Bond, which is convertible into 1,426,769 of our common shares at an exercise price of $87.19 per share. In 2017, we issued an aggregate of 5,300,000 shares to Hemen in connection with vessel acquisitions.

29. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2017, we have interest rate swaps whereby the floating rate on a notional principal amount of $500 million (December 31, 2016: $400 million) are swapped to fixed rate. During 2017, we entered into two new interest rate swaps for notional principal amount of $100 million in total. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are banks, which participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as at December 31, 2017 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	October 2012	October 2019	1.22%
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.93%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	October 2015	October 2019	1.22%
Receiving floating, pay fixed	50,000	November 2015	February 2020	1.92%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating, pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating, pay fixed	50,000	April 2017	April 2022	1.86%
	500,000

Changes in the fair value of the interest rate swap transactions are recorded in "Gain (loss) on derivatives" in the consolidated statement of operations.

Forward freight agreements
We take positions from time to time in the forward freight market (FFA), either as a hedge to a physical contract or as a speculative position. Currently, all such contracts are cleared through clearing houses and the Company uses NasdaqOMX in this respect. Credit risk exists to the extent that NasdaqOMX is unable to perform under the contracts but this risk is considered remote as all participants post collateral security for their positions.

As of December 31, 2017, we had coverage in the aggregate of 470 days with maturity in 2018 under our FFAs. As of December 31, 2016, we did not have any open positions.

The losses on FFA are recorded in "Gain (loss) on derivatives" in the consolidated statement of operations.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market

As of December 31, 2017 and December 31, 2016, we had outstanding bunker swap agreements for about 36.0 thousand metric tonnes and 3.6 thousand metric tonnes, respectively.

Losses on bunker derivatives are recorded in "Gain (loss) on derivatives" in the consolidated statement of operations.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of December 31, 2017 and December 31, 2016, we had contracts to swap USD to NOK for a notional amount of $7.0 million and $7.2 million, respectively.

Changes in the fair value of foreign currency swaps are recorded in "Gain (loss) on derivatives" in the consolidated statement of operations.

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

The carrying value and estimated fair value of our financial instruments at December 31, 2017 and December 31, 2016 are as follows:

	2017	2017	2016	2016
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	309,029	309,029	212,942	212,942
Restricted cash	62,955	62,955	54,112	54,112
Marketable securities	16,300	16,300	6,524	6,524
Derivative assets	3,748	3,748	1,594	1,594
Liabilities
Long term debt - floating	1,069,538	1,069,538	886,468	886,468
Long term debt - convertible bond	195,000	178,856	162,122	177,300
Long term debt - sellers credit	44,000	44,000	—	—
Derivative liabilities	2,293	2,293	1,990	1,990

The fair value hierarchy of our financial instruments is as follows:

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	309,029	309,029	—	—
Restricted cash	62,955	62,955	—	—
Marketable securities	16,300	16,300	—	—
Derivative assets	3,748	—	3,748	—
Liabilities
Long term debt - floating	1,069,538	—	1,069,538	—
Long term debt - convertible bond	195,000	—	195,000	—
Long term debt - sellers credit	44,000	—	44,000	—
Derivative liabilities	2,293	—	2,293	—

(in thousands of $)	2016 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	212,942	212,942	—	—
Restricted cash	54,112	54,112	—	—
Marketable securities	6,524	6,524	—	—
Derivative assets	1,594	—	1,594	—
Liabilities
Long term debt - floating	886,468	—	886,468	—
Long term debt - convertible bond	162,122	—	162,122	—
Derivative liabilities	1,990	—	1,990	—

There have been no transfers between different levels in the fair value hierarchy in 2017 and 2016.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

•	Sellers credit - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.

•	Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

Refer to Note 4 for a summary of the estimated fair values of the assets acquired and liabilities assumed as a result of the Merger.

During the year ended December 31, 2017, the following assets were measured at fair value on a nonrecurring basis:

•
The value of six Ultramax vessels classified as held for sale in the third quarter of 2017, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2016, the following assets were measured at fair value on a nonrecurring basis:

•	The investment in Golden Opus Inc. was measured at fair value based on level three inputs, and the expected market values of the underlying assets and liabilities.

•	The Golden Lyderhorn, a vessel held under capital lease was measured at fair value based on level three inputs, and was determined using discounted expected future cash flows for the vessel.

•	The other long term asset acquired on completion of the Merger was measured at fair value based on level three inputs, and the estimated recoverable principal amount from the counterparty.

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

30. COMMITMENTS AND CONTINGENCIES

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

We have one vessel held under capital lease, the Golden Eclipse, that was sold by the Former Golden Ocean in 2008 and leased back for a period of ten years. We have the right to purchase the vessel at the dates and amounts as disclosed in Note 16.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2017, we had five vessels under construction. The outstanding commitments for the five newbuildings amounted to $144.6 million with contractual payments due in 2018. With reference to Note 32, in January and February 2018, the Company took delivery of the remaining five newbuildings and paid $144.6 million in final installments.

In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen. As of December 31, 2017, we had commitments to take delivery of the remaining one vessel. The agreed purchase price for the vessel was $43.0 million. As settlement of the purchase price, we agreed to enter into a seller's credit loan with an affiliate of Hemen for $21.5 million. The remaining part of the purchase price was to be settled with $4.5 million of cash and 2,000,000 of newly-issued common shares of the Company. Refer to Note 32 for the delivery of the second vessel.

In 2016, we received 2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of the VLCCs Titan Venus and Mayfair. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims.

In 2016, we received a final arbitration award relating to a time charter party entered into in March 2006. The claimants were awarded approximately $9.8 million in total. The claim itself was an unsafe port allegation which falls under our protection and indemnity insurance and will be covered by our insurance company. In January 2018, a final settlement agreement was made between the parties involved, and we received $0.2 million as compensation for agreed off-hire and reimbursement of costs.

Except as described above, to the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

31. SUPPLEMENTAL INFORMATION

In March 2017, we entered into an agreement with Quintana to acquire 14 vessels. As consideration, we issued an aggregate of 14.5 million common shares to Quintana and assumed the vessels' corresponding debt of approximately $262.7 million. The aggregate of 14.5 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. All vessels were delivered in 2017.

In March 2017, we also entered into an agreement with affiliates of Hemen to acquire two Panamax vessels. As consideration, we issued an aggregate of 3.3 million common shares to Hemen and assumed seller's credits of an aggregate of $22.5 million with an affiliate of Hemen. The aggregate of 3.3 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. The two vessels were delivered in 2017.

In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, we entered into a seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels was delivered to us and 2,000,000 shares were issued, a seller's credit of $21.5 million assumed and $4.5 million in cash was paid to satisfy the purchase price. Refer to Note 32 for the delivery of the second vessel.

32. SUBSEQUENT EVENTS

In January 2018, we took delivery of the Golden Monterrey, a vessel acquired from affiliates of Hemen, and issued 2,000,000 common shares to Hemen to satisfy the purchase price. We also assumed a $21.5 million seller's credit and paid $4.5 million in cash as part of the consideration for the vessel.

In January and February 2018, we took delivery of our remaining five newbuildings and paid $144.6 million in final installments. An aggregate of $150.0 million was drawn in debt in relation to the deliveries.

In February 2018, our Board of Directors declared a cash dividend to our shareholders of $0.10 per share.

In February 2018, we bought $9.4 million notional in our 3.07% convertible bond at a price of 97.725% of par value. After the purchase, we hold $18.8 million notional representing 9.4% in the convertible bond.
In March 2018, we issued 50,000 shares in the Company in relation to our 2016 share option plan.