Form 20-F
period 2018-12-31
Golden Ocean Group Ltd
filed 2019-03-22
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2018
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

James Ayers, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

144,272,697 Common Shares, Par Value $0.05 Per Share

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

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See the definitions of accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Emerging growth company ☐

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
We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection therewith. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements.
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
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•	our future operating or financial results;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our ability to successfully employ our existing dry bulk vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete any acquisition transactions;

•	vessel breakdowns and instances of off-hire;

•	potential conflicts of interest involving members of our board of directors, or the Board, and senior management;

•	potential liability from pending or future litigation;

•	potential exposure or loss from investment in derivative instruments;

•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in seaborne and other transportation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents or political events; and

•	other factors discussed in "Item 3. Key Information - D. Risk Factors."

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except to the extent required by applicable law or regulation, we undertake no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence

i

of unanticipated events. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

ii

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

On October 7, 2014, Knightsbridge Shipping Limited, or Knightsbridge, and Golden Ocean Group Limited, or the Former Golden Ocean, entered into an agreement and plan of merger, or the Merger Agreement, pursuant to which the two companies agreed to merge, or the Merger, with Knightsbridge serving as the surviving legal entity. The Merger was completed on March 31, 2015, and the name of Knightsbridge was changed to Golden Ocean Group Limited. The Merger has been accounted for as a business combination using the acquisition method of accounting, with us selected as the accounting acquirer. See "Item 4. Information on the Company - A. History and Development of the Company" for more information.

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

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

Unless otherwise indicated, all share and per share amounts disclosed in this report give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented.

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2018, 2017 and 2016, and our selected balance sheet data as of December 31, 2018 and 2017, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2015 and 2014 and the selected balance sheet data as of December 31, 2016, 2015 and 2014 have been derived from our consolidated financial statements not included herein. We adopted the provisions of ASC 606 Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. See also Note 3 to our audited Consolidated Financial Statements included herein for additional information. The adoption of the standard in 2018 has not materially affected the comparability of the information in the selected table to previous years. The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars. All share and per share amounts disclosed in the table below give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented. In addition as of January 1, 2016, we changed the presentation of debt issuance costs in the balance sheet as a direct deduction from the carrying amount of the related debt rather than as an asset. The change has been retrospectively applied for all periods presented.

	Fiscal year ended December 31,
	2018	2017	2016	2015	2014
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	656,070	460,023	256,863	190,238	96,715
Total operating expenses	514,308	413,517	328,366	414,363	77,229
Net operating (loss) income	145,013	50,075	(70,258)	(234,913)	19,486
Net income (loss) from continuing operations	84,535	(2,348)	(127,711)	(220,839)	16,253
Net income (loss) from discontinued operations (1)	—	—	—	—	(258)
Net income (loss)	84,535	(2,348)	(127,711)	(220,839)	15,995
Earnings (loss) per share from continuing operations: basic ($)	$0.59	($0.02)	($1.34)	($7.30)	$1.55
Earnings (loss) per share from continuing operations: diluted ($)	$0.59	($0.02)	($1.34)	($7.30)	$1.55
Earnings (loss) per share from discontinued operations: basic ($)	$0.00	$0.00	$0.00	$0.00	$0.00
Earnings (loss) per share from discontinued operations: diluted ($)	$0.00	$0.00	$0.00	$0.00	$0.00
Earnings (loss) per share: basic ($)	$0.59	($0.02)	($1.34)	($7.30)	$1.52
Earnings (loss) per share: diluted ($)	$0.59	($0.02)	($1.34)	($7.30)	$1.52
Dividends per share ($)	$0.45	$0.00	$0.00	$0.00	$3.15

Balance Sheet Data (at end of year):
Cash and cash equivalents	305,352	309,029	212,942	102,617	42,221
Long term restricted cash	46,981	54,845	53,797	48,521	18,923
Newbuildings	—	105,727	180,562	338,614	323,340
Vessels and equipment, net	2,406,456	2,215,003	1,758,939	1,488,205	852,665
Total assets	2,951,354	2,870,058	2,361,623	2,172,870	1,259,207
Current portion of long-term debt	471,764	109,671	—	20,380	19,812
Current portion of obligations under capital lease	5,649	5,239	4,858	15,749	—
Long-term debt	877,278	1,134,788	1,058,418	908,116	340,155
Obligations under capital lease	1,786	7,435	12,673	17,531	—
Share capital	7,215	7,111	5,299	1,727	801
Total equity	1,523,512	1,494,049	1,238,719	1,158,649	884,273
Common shares outstanding	144,272,697	142,197,697	105,965,192	34,535,128	16,024,310
Other Financial Data:
Equity to assets ratio (percentage) (2)	51.6%	52.1%	52.5%	53.3%	70.2%
Debt to equity ratio (3)	0.9	0.8	0.9	0.8	0.4
Price earnings ratio (4)	10.4	(407.5)	(3.5)	(0.7)	14.9
Time charter equivalent income (5)	513,960	363,061	188,851	134,547	42,407
Time charter equivalent rate (6)	16,530	13,436	8,478	10,185	15,238

(1)
We classified our only very large crude carrier, or VLCC, as "held for sale" as of December 31, 2012 and this vessel was sold during 2013. The operations of our VLCCs have been recorded as discontinued operations in 2014.

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

(5)	A reconciliation of time charter equivalent income, or TCE income, to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2018	2017	2016	2015	2014
Total operating revenues	656,070	460,023	256,863	190,238	96,715
Add: Amortization of favorable charter party contracts	18,733	19,333	27,277	23,714	—
Add: Other operating income	2,991	3,881	945	—	—
Less: Bareboat charter revenue *	—	—	2,399	—	—
Less: Other revenues	1,797	1,247	3,949	1,306	20,353
Net time and voyage charter revenues	675,997	481,990	278,737	212,646	76,362
Less: Voyage expenses & commission	162,037	118,929	89,886	78,099	33,955
Time charter equivalent revenue	513,960	363,061	188,851	134,547	42,407

Consistent with general practice in the shipping industry, we use TCE income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses and commission plus amortization of time charter party out contracts. Under time charter agreements, voyage costs, such as bunker fuel, canal and port charges and commissions, are borne and paid by the charterer whereas under voyage charter agreements, voyage costs are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. TCE income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, regardless of whether a vessel has been employed on a time charter or a voyage charter. For further information regarding the fleet deployment, refer to "Item 5. Operating and Financial Review and Prospects - A. Operating Results."

* In 2016, we received $2.4 million in respect of claims for unpaid charter hire owed under bareboat charters of two VLCCs. The receipt was recorded as bareboat charter revenue as it related to services previously rendered under such terms. This amount was received as full and final settlement for the claims. For the purpose of determining our 2016 TCE income, this amount was excluded from the calculation as it relates to vessels sold in prior years.

(6)	Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2018	2017	2016	2015	2014
Time charter equivalent revenue	513,960	363,061	188,851	134,547	42,407

Fleet available days	31,356	27,323	22,397	13,330	2,841
Fleet offhire days	(264)	(301)	(121)	(120)	(58)
Fleet onhire days	31,092	27,022	22,276	13,210	2,783

Time charter equivalent rate	16,530	13,436	8,478	10,185	15,238

TCE rate is a measure of the average daily income performance, following alignment of the revenue streams resulting from operation of the vessels under voyage or spot charters and time charters, as detailed in footnote 5 above. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas; available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting periods. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled dry docking or special or intermediate surveys and lay-ups, if any.

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

Substantially all of our revenues are derived from a single market, the dry bulk segment, and therefore our financial results depend on chartering activities and developments in this segment. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has only recently begun to recover after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessels have in the recent past declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a low of 290 in February 2016. While the BDI has since increased, there can be no assurance that the dry bulk charter market will continue to recover and the market could decline and has declined in recent months.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Spot market charter hire rates may fluctuate significantly based upon available charters and the supply of and demand for seaborne shipping capacity, and we may be unable to keep our vessels fully employed in these short-term markets. Alternatively, charter rates available in the spot market may be insufficient to enable our vessels to operate profitably. A significant decrease in charter rates would also affect asset values and adversely affect our profitability, cash flows and our ability to pay dividends.

Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2018 and 2017, we recorded impairment losses of $1.1 million and $1.1 million, respectively, related to sale of vessels.

Factors that influence demand for vessel capacity include:

•	supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the location of regional and global exploration, production and manufacturing facilities;

•	the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products;

•	the globalization of production and manufacturing;

•	global and regional economic and political conditions, including armed conflicts and terrorist activities, embargoes and strikes;

•	disruptions and developments in international trade, such as resulted from the recent dam collapse in Brazil;

•	changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	the weather.

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
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2018, newbuilding orders have been placed for approximately 11.5% of the existing fleet capacity according to industry sources. If the supply of dry bulk vessels is not fully absorbed by the market, charter rates may be negatively affected.
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
The ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and in some cases ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:

•	loss of life or harm to seamen,

•	an accident involving a vessel resulting in damage to the asset or a total loss of the same,

•	a marine disaster,

•	terrorism,

•	piracy or robbery,

•	environmental accidents,

•	cargo and property losses and damage, and

•	business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable dry bulk operator.
World events could affect our operations and financial results.
Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including geopolitical events, such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or other international hostilities. Further, continuing conflicts, instability and other recent developments in the Middle East, the South

China Sea region and elsewhere, and the presence of armed forces in Iraq, Afghanistan and Syria, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Any of these occurrences could have a material adverse impact on our business, financial condition and results of operations.
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
Additionally, a further economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ending December 31, 2018, decreased to 6.6% as compared to 6.9% for the year ending December 31, 2017, and continues to remain below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions.
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
Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated the United States may seek to implement more protective trade measures. President Trump was elected on a platform promoting trade protectionism. The results of the presidential election have thus created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, on January 23, 2017, President Trump signed an executive order withdrawing the United States from the Trans-Pacific Partnership, a global trade agreement intended to include the United States, Canada, Mexico, Peru and a number of Asian countries. In March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically. Most recently, in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs.
While global economic conditions have generally improved, renewed adverse economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.
Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a “planned economy.” Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.
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
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2018, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports located in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Regulations relating to ballast water discharge coming into effect during September 2019 may adversely affect our revenues and profitability. The IMO has imposed updated guidelines of ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing onboard systems to treat ballast water and eliminate unwanted organisms. We currently have 35 vessels that do not comply with the updated guideline and we have estimated costs of compliance to be approximately $34 million over the next five years.
Furthermore, United States regulations are currently changing.  Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the U.S. Coast Guard develop implementation, compliance, and enforcement regulations regarding ballast water within two years.  The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.
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
Risks Related to Our Business
The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.
The fair market values of dry bulk vessels, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of our vessels may continue to fluctuate depending on the following factors:

•	general economic and market conditions affecting the shipping industry;

•	the balance between the supply and demand of ships of a certain type;

•	competition from other shipping companies;

•	the availability of ships of the required size and design;

•	the availability of other modes of transportations;

•	cost of newbuildings;

•	shipyard capacity;

•	governmental or other regulations;

•	age of vessels;

•	prevailing level of charter rates;

•	the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, and

•	technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2018, we recorded an impairment loss of $1.1 million related to the sale of a vessel. During the year ended December 31, 2017, we recorded an impairment loss of $1.1 million related to the sale of six vessels. The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

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
As of December 31, 2018, we had $1,353.5 million of outstanding indebtedness under our credit facilities and debt securities, of which $471.8 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, as applicable, to:

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

We operate our dry bulk vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. The dry bulk sector is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere. The celebration of Chinese New Year in the first quarter of each year, also results in lower volumes of seaborne trade into China during this period. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. This seasonality may result in quarter-to-quarter volatility in our revenues and operating results, which could affect our ability to pay dividends, if any, in the future.

A drop in spot charter rates may provide an incentive for some charterers to default on their charters.

When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Seven of our vessels are currently on a fixed rate time charters with longer duration of more than six months from the date of this annual report. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Seven of our vessels are currently on a fixed rate time charters with longer duration of more than six months from the date of this annual report. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

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
Volatility in the London Interbank Offered Rate, or LIBOR, could affect our profitability, earnings and cash flow.
LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Recently, however, there is uncertainty relating to the LIBOR calculation process which may result in the phasing out of LIBOR in the future, and lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee,” a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family and certain of its affiliates, may be deemed to beneficially own approximately 35.1% of our issued and outstanding common shares.
Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mrs. Laurin, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO), or Frontline, Ship Finance International Limited (NYSE:SFL), or Ship Finance, Seadrill Limited (NYSE:SDRL), or Seadrill, Archer Limited (OSE:ARCHER) and Flex LNG Ltd (OSE:FLNG), or FLEX. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.
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
We are party to the pooling arrangements pursuant to which the profitability of our vessels operating in these vessel pools is dependent upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. As of the date of this annual report, 32 of our vessels operate under revenue sharing agreements or pools. If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or our profitability or dilute our interest in the pool's profits.
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

Subject to the covenants in our credit facilities, our long term business strategy also includes growth through the acquisition of previously owned vessels. Even following a physical inspection of secondhand vessels prior to purchase, we do not have the same knowledge about their condition and cost of any required (or anticipated) repairs than we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels prior to purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. Also, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our dry bulk vessel fleet is approximately five and a half years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
The operation of dry bulk vessels has certain unique operational risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk vessel. Dry bulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach at sea. Hull breaches in dry bulk vessels may lead to the flooding of their holds. If a dry bulk vessel suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the dry bulk vessel's bulkheads leading to the loss of the dry bulk vessel. These risks may also impact the risk of loss of life or harm to our crew.
If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or results of operations. In addition, the loss of any of our vessels could harm our crew and our reputation as a safe and reliable vessel owner and operator.
Rising fuel, or bunker, prices may adversely affect our profits.
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, including as a result of the imposition of sulfur oxide emissions limits in 2020 under new regulations adopted by the International Maritime Organization, or the IMO, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.
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
Further, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. Our business operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information in our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2018 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2019. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
Our common shares commenced trading on the NASDAQ Global Select Market in February 1997 and currently trade under the symbol "GOGL". Beginning on April 7, 2015, our shares have traded on the Oslo Stock Exchange, or the OSE, under the ticker code “GOGL”. We cannot assure you that an active and liquid public market for our common shares will continue. The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. If the volatility in the broad stock market worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.
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

As an exempted company incorporated under Bermuda law, our operations may be subject to economic substance requirements.
On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the EU approved and published Council conclusions containing a list of non-cooperative jurisdictions for tax purposes (the “Conclusions”). Although not considered so-called “non-cooperative jurisdictions,” certain countries, including Bermuda, were listed as having “tax regimes that facilitate offshore structures which attract profits without real economic activity.” In connection with the Conclusions, and to avoid being placed on the list of “non-cooperative jurisdictions,” the government of Bermuda, among others, committed to addressing COCG proposals relating to economic substance for entities doing business in or through their respective jurisdictions and to pass legislation to implement any appropriate changes by the end of 2018.

The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity, which may include a pure equity holding entity.

The Bermuda Economic Substance Act provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (a) it is directed and managed in Bermuda, (b) its core income-generating activities (as may be prescribed) are undertaken in Bermuda with respect to the relevant activity, (c) it maintains adequate physical presence in Bermuda, (d) it has adequate full time employees in Bermuda with suitable qualifications and (e) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity.

A registered entity that carries on a relevant activity is obliged under the Bermuda Economic Substance Act to file a declaration in the prescribed form (the “Declaration”) with the Registrar of Companies (the “Registrar”) on an annual basis.

The Economic Substance Regulations provide that minimum economic substance requirements shall apply in relation to an entity if the entity is a pure equity holding entity which only holds or manages equity participations, and earns passive income from dividends, distributions, capital gains and other incidental income only. The minimum economic substance requirements include a) compliance with applicable corporate governance requirements set forth in the Bermuda Companies Act 1981 including keeping records of account, books and papers and financial statements and b) submission of an annual economic substance declaration form. Additionally, the Economic Substance Regulations provide that a pure equity holding entity complies with economic substance requirements where it also has adequate employees for holding and managing equity participations, and adequate premises in Bermuda.

If we fail to comply with our obligations under the Bermuda Economic Substance Act or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials in related jurisdictions and may be struck from the register of companies in Bermuda or such other jurisdiction. Any of these actions could have a material adverse effect on our business, financial condition and results of operations.

On March 12, 2019, Bermuda was placed by the EU on its list of non-cooperative jurisdictions for tax purposes due to an issue with Bermuda's economic substance legislation which was not resolved in time for the EU's deadline. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. While Bermuda has now amended its legislation which the Bermuda Government has stated has addressed this issue and expects to be removed from the list of non-cooperative jurisdictions at the EU's Economic and Financial Affairs Council's next meeting which is scheduled to be in May 2019, there can be no assurance that Bermuda will be removed from such list. If Bermuda is not removed from the list and sanctions or other financial, tax or regulatory measures were applied by European Member States to countries on the list or further economic substance requirements were imposed by Bermuda, our business could be harmed.

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

We entered into the following acquisitions and disposals in 2016, 2017, 2018 and 2019 (to date):

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

Also, in May 2016, the owner of the Golden Lyderhorn, a Panamax vessel held under a capital lease, notified us that they intended to exercise their put option to sell the vessel with expected delivery to us in August 2016. We entered into an agreement to sell the vessel at the time of its re-delivery to an unrelated third party. The vessel was delivered to the new owner also in 2016.

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
In September 2017, we took delivery of the Golden Nimbus, a Capesize newbuilding vessel and entered into agreements to sell to an unrelated third party the following six Ultramax vessels: Golden Libra, Golden Virgo, Golden Aries, Golden Gemini, Golden Taurus and Golden Leo. The vessels were delivered to their new owner in the fourth quarter of 2017.
In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen. The Golden Behike was delivered in November 2017 and the Golden Monterrey was delivered in January 2018.
In January and February 2018, we took delivery of the Golden Cirrus, Golden Arcus, Golden Cumulus, Golden Incus and Golden Calvus, our five remaining Capesize newbuilding vessels.
In August 2018, we sold the Golden Eminence, a Panamax vessel, to an unrelated third party.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 21, 2019, we owned 67 dry bulk vessels. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong, or Panama. 10 of our vessels are chartered-out on fixed rate time charters, 13 of our vessels are chartered out on index linked rate time charters and the remaining 54 vessels operate in the spot market, of which 32 vessels participate under revenue sharing agreements or pool arrangements.

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

Capesize Chartering Ltd
In February 2015, Capesize Chartering Ltd, or CCL, a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a revenue sharing agreement. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. We currently include 29 of our Capesize vessels in the revenue sharing agreement.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through Golden Ocean Group Management (Bermuda) Ltd, our subsidiary incorporated in Bermuda, which in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Shipping Co. Pte. Ltd., our subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer and principal financial officer are employed by Golden Ocean Management AS. Our principal commercial officer is employed by Golden Ocean Shipping Co. Pte. Ltd. The Board defines the scope and terms of the services to be provided, including day-to-day operations by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Limited, or Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives a management fee per vessel per year. This fee is subject to annual review. Frontline Management is also our newbuilding supervision and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

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

Customers

For the year ended December 31, 2018, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $65.8 million. For the year ended December 31, 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $59.7 million. For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amount of $34.5 million and $27.1 million, respectively.

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

Environmental and Other Regulations in the Shipping Industry

Government regulation and laws significantly affect the ownership and operation of our fleet. We are subject to international conventions and treaties, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the United States Coast Guard (“USCG”), harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with United States and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” adopted the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997.
In 2013, the IMO’s Marine Environmental Protection Committee, or the “MEPC,” adopted a resolution amending MARPOL Annex I Condition Assessment Scheme, or “CAS.” These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers, or “ESP Code,” which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls, or PCBs) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The MEPC, adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% Sulphur on ships were adopted and will take effect March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1%. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in late 2009. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.
As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection commencing on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMPS”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

We may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LL Convention standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

Regulation II-1/3-10 of the SOLAS Convention governs ship construction and stipulates that ships over 150 meters in length must have adequate strength, integrity and stability to minimize risk of loss or pollution. Goal-based standards amendments in SOLAS regulation II-1/3-10 entered into force in 2012, with July 1, 2016 set for application to new oil tankers and bulk carriers. The SOLAS Convention regulation II-1/3-10 on goal-based ship construction standards for bulk carriers and oil tankers, which entered into force on January 1, 2012, requires that all oil tankers and bulk carriers of 150 meters in length and above, for which the building contract is placed on or after July 1, 2016, satisfy applicable structural requirements conforming to the functional requirements of the International Goal-based Ship Construction Standards for Bulk Carriers and Oil Tankers (GBS Standards).

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic

Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements.

The IMO has also adopted the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers (“STCW”). As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicate that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is hard to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 9, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast Water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast Water Management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the Ballast Water, must be approved in accordance with IMO Guidelines (Regulation D-3). Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast exchange ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC).

With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti‑Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti‑fouling Systems on Ships, or the “Anti‑fouling Convention.” The Anti‑fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti‑fouling System Certificate is issued for the first time; and subsequent surveys when the anti‑fouling systems are altered or replaced. We have obtained Anti‑fouling System Certificates for all of our vessels that are subject to the Anti‑fouling Convention.

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

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all “owners and operators” whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define “owner and operator” in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

(i)    injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
(ii)    injury to, or economic losses resulting from, the destruction of real and personal property;
(iv)    loss of subsistence use of natural resources that are injured, destroyed or lost;
(iii)    net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
(v)    lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
(vi)    net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,100 per gross ton or $939,800 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

CERCLA contains a similar liability regime whereby owners and operators of vessels are liable for cleanup, removal and remedial costs, as well as damages for injury to, or destruction or loss of, natural resources, including the reasonable costs associated with assessing the same, and health assessments or health effects studies. There is no liability if the discharge of a hazardous substance results solely from the act or omission of a third party, an act of God or an act of war. Liability under CERCLA is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $500,000 for any other vessel. These limits do not apply (rendering the responsible person liable for the total cost of response and damages) if the release or threat of release of a hazardous substance resulted from willful misconduct or negligence, or the primary cause of the release was a violation of applicable safety, construction or operating standards or regulations. The limitation on liability also does not apply if the responsible person fails or refused to provide all reasonable cooperation and assistance as requested in connection with response activities where the vessel is subject to OPA.

OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. OPA and CERCLA both require owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility sufficient to meet the maximum amount of liability to which the particular responsible person may be subject. Vessel owners and operators may satisfy their financial responsibility obligations by providing a proof of insurance, a surety bond, qualification as a self-insurer or a guarantee. We comply and plan to comply going forward with the USCG’s financial responsibility regulations by providing applicable certificates of financial responsibility.

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE released proposed changes to the Well Control Rule, which could roll back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling, expanding the U.S. waters that are available for such activity over the next five years. The effects of these proposals are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA and some states have enacted legislation providing for unlimited liability for oil spills. Many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

We currently maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans, or SIPs, some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The effect of this proposal on U.S. environmental regulations is still unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.
The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and will replace the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology.  VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VPG and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized.  Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. On June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement. The timing and effect of such action has yet to be determined, but the Paris Agreement provides for a four-year exit process.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

Any passage of climate control legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level to succeed the Kyoto Protocol or Paris Agreement, that restricts emissions of greenhouse gases could require us to make significant financial expenditures which we cannot predict with certainty at this time. Even in the absence of climate control legislation, our business may be indirectly affected to the extent that climate change may result in sea level changes or certain weather events.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the U.S. Maritime Transportation Security Act of 2002 (“MTSA”). To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the International Ship and Port Facilities Security Code (“the ISPS Code”). The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

The USCG regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid ISSC that attests to the vessel’s compliance with the SOLAS Convention security requirements and the ISPS Code. Future security measures could have a significant financial impact on us. We intend to comply with the various security measures addressed by MTSA, the SOLAS Convention and the ISPS Code.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers constructed on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping and DNV GL).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

Risk of Loss and Liability Insurance
General

The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, piracy incidents, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon shipowners, operators and bareboat charterers of any vessel trading in the exclusive economic zone of the United States for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market. We carry insurance coverage as customary in the shipping industry. However, not all risks can be insured, specific claims may be rejected, and we might not be always able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We generally do not maintain insurance against loss of hire which covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of US$ 10 million up to, currently, approximately US$ 8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 21, 2019:

Vessel	Built	DWT	Flag	Type of Employment(1)
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Index linked time charter(2)
Golden Scape	2016	211,112	HK	Spot market
Golden Swift	2016	211,112	HK	Spot market
		628,789

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market with RSA
Golden Shui	2009	169,333	MI	Spot market with RSA
Golden Myrtalia	2011	177,979	MI	Spot market with RSA
Golden Anastasia	2014	179,189	MI	Spot market with RSA
Golden Houston	2014	181,214	MI	Spot market with RSA
Golden Kaki	2014	180,560	MI	Index linked time charter
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Spot market with RSA
KSL Santos	2014	181,055	HK	Spot market with RSA
KSL Sapporo	2014	180,960	HK	Spot market with RSA
KSL Seattle	2014	181,015	HK	Spot market with RSA
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,009	HK	Spot market with RSA
Golden Amreen	2015	179,337	MI	Spot market with RSA
Golden Aso	2015	182,472	HK	Index linked time charter
Golden Finsbury	2015	182,418	HK	Spot market with RSA
Golden Kathrine	2015	182,486	HK	Spot market with RSA
KSL Sakura	2015	181,062	HK	Time charter (expires December 2019)
KSL Seoul	2015	181,010	HK	Time charter (expires March 2019)
KSL Seville	2015	181,003	HK	Spot market with RSA
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Index linked time charter
Golden Behike	2016	180,491	MI	Spot market with RSA
Golden Bexley	2016	180,228	HK	Spot market with RSA
Golden Fulham	2016	182,610	HK	Spot market with RSA
Golden Monterrey	2016	180,491	MI	Spot market with RSA
Golden Nimbus	2017	180,504	MI	Spot market with RSA
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Spot market with RSA
Golden Cirrus	2018	180,487	MI	Spot market with RSA
Golden Cumulus	2018	180,499	MI	Spot market with RSA
Golden Incus	2018	180,511	MI	Index linked time charter

		6,305,748

Capesize - Operating Lease - Related Party, Ship Finance
Battersea	2009	169,500	MI	Spot market with RSA
Belgravia	2009	169,500	MI	Spot market with RSA
Golden Magnum	2009	179,788	HK	Index linked time charter
Golden Beijing	2010	176,000	HK	Spot market with RSA
Golden Future	2010	176,000	HK	Spot market with RSA
Golden Zhejiang	2010	175,834	HK	Spot market with RSA
Golden Zhoushan	2011	175,834	HK	Spot market with RSA
KSL China	2013	179,109	MI	Spot market with RSA
		1,401,565

Panamax - Owned
Golden Shea	2007	76,939	MI	Spot market
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,750	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires December 2021)
Golden Endeavour	2010	79,454	HK	Time charter (expires October 2020)
Golden Arion	2011	82,188	MI	Spot market
Golden Endurer	2011	79,474	HK	Time charter (expires November 2020)
Golden Enterprise	2011	79,463	HK	Spot market
Golden Ioanari	2011	82,188	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Bull	2012	75,000	HK	Time charter (expires July 2020)
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,186	HK	Spot market
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Time charter (expires April 2019)
Golden Deb	2014	84,943	MI	Time charter (expires November 2019)
Golden Ruby	2014	74,052	HK	Spot market
Golden Kennedy	2015	83,789	MI	Time charter (expires May 2020)
Golden Amber	2017	74,500	MI	Spot market
Golden Opal	2017	74,231	MI	Spot market
		2,118,951

Panamax - Capital Lease, Third party
Golden Eclipse	2010	79,600	HK	Time charter (expires February 2020)

Ultramax - Owned
Golden Cecilie	2015	60,263	HK	Spot market with RSA
Golden Cathrine	2015	60,000	HK	Spot market with RSA
		120,263

Supramax - Operating Lease, Third party
Golden Hawk	2015	58,000	PAN	Spot market with RSA

1.RSA: Revenue sharing agreement or pool arrangement
2.This charterparty contains a minimum (floor) and maximum (ceiling) rate structure

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama.

Other than our interests in the vessels described above, we do not own or lease any other material physical properties, except for related party leases of our office space in Singapore and in Oslo.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3. Selected Financial Data", "Item 4. Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2018, we owned 67 dry bulk vessels. In addition, as of December 31, 2018, we had 10 vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama. As of December 31, 2018, 17 of our vessels were chartered-out on fixed rate time charters, 13 of our vessels were chartered out on index linked rate time charters and the remaining 47 vessels operated in the spot market, of which 25 vessels participated in revenue sharing agreements or pools.

Fleet Changes

Refer to "Item 4. Information on the Company-A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2018, 2017, and 2016. A summary of the changes in the vessels that we own and chartered in under long term operating and capital leases for the years ended December 31, 2018, 2017 and 2016 is summarized below.

	2018		2017		2016
Newcastlemax
At start of period	3		2		—
Acquisitions and newbuilding deliveries	—		1	g	2	a
At end of period	3		3		2
Capesize
At start of period	37		29		28
Acquisitions and newbuilding deliveries	6	m	9	h	5	b
Disposals	—		—		(2)	c
Chartered in/owned by joint venture	—		(1)	i	(2)	d
At end of period	43		37		29
Panamax
At start of period	29		19		20
Acquisitions and newbuilding deliveries	—		10	j	—
Disposals	(1)	n	—		—
Chartered in	—		—		(1)	e
At end of period	28		29		19
Ultramax
At start of period	3		7		6
Acquisitions and newbuilding deliveries	—		2	k	1	f
Disposals	—		(6)	l	—
At end of period	3		3		7
Total
At start of period	72		57		54
Acquisitions and newbuilding deliveries	6		22		8
Disposals	(1)		(6)		(2)
Chartered in/owned by joint venture	—		(1)		(3)
	77		72		57

a.	Delivery of two newbuildings (Golden Scape and Golden Swift) purchased in September 2014 from Frontline 2012 Ltd.

b.
(i) Delivery of two newbuilding (Golden Barnet and Golden Bexley), (ii) delivery of one newbuilding (Golden Fulham) and (iii) delivery of two newbuildings (Front Caribbean and Front Mediterranean) purchased in March 2015 from Frontline 2012 Ltd.

c.	Disposal of two vessels upon delivery from the yard (Front Caribbean and Front Mediterranean).

d.	Redelivery of two vessels chartered in on long term operating leases to their owners (Front Atlantic and Front Baltic).

e.	Disposal of one vessel under a capital lease (Golden Lyderhorn) acquired upon the completion of the Merger.

f.	Delivery of one newbuilding (Golden Leo) acquired upon the completion of the Merger.

g.	Delivery of one vessel (Golden Gayle) acquired from Quintana.

h.
(i) Delivery of two newbuildings (Golden Surabaya and Golden Savannah), (ii) delivery of five vessels (Golden Kaki, Golden Amreen, Golden Myrtalia, Golden Anastasia and Golden Houston) acquired from Quintana, (iii) delivery of one newbuilding (Golden Nimbus), and (iv) delivery of one vessel (Golden Behike) acquired from affiliates of Hemen.

i.	Disposal of one vessel (Golden Opus) sold by the joint venture company to an unrelated third party.

j.
Delivery of eight vessels (Golden Sue, Golden Kennedy, Golden Shea, Golden Ioanari, Golden Arion, Golden Deb, Golden Jake, Golden Keen) from Quintana and two vessels (Golden Amber and Golden Opal) from Hemen.

k.	Delivery of two newbuildings (Golden Virgo and Golden Libra).

l.	Disposal of six vessels (Golden Gemini, Golden Libra, Golden Leo, Golden Virgo, Golden Taurus and Golden Aries) to an unrelated third party.

m.	(i) Delivery of five newbuildings (Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus) and (ii) delivery of one vessel (Golden Monterrey) acquired from affiliates of Hemen.

n.	Disposal of one vessel (Golden Eminence) to an unrelated third party.

Summary of Fleet Employment

As discussed below, as at December 31, 2018, our vessels operated under time charters or voyage charters.

A time charter agreement is a contract entered into by an owner and a charterer whereby the charterer is entitled to the use of a vessel for a specific period of time for a specified daily fixed on index-linked rate of hire. Under a time charter agreement, voyage costs, such as bunker fuel and port charges, are borne and paid by the charterer. In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. These rates are based on actual charter hire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

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

Several of our vessels may trade under revenue sharing arrangements or pools that are primarily exposed to the spot market. As of December 31, 2018, we included 22 of our Capesize vessels in the revenue sharing agreement with CCL and our three Ultramax vessels traded in C Transport Holding Ltd's pool for Supramax vessels.

	As of December 31,
	2018		2017		2016
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	1	33.3%	—	—%	2	100.0%
Spot with RSA (1)	—	—%	1	33.3%	—	—%
Time charter	1	33.3%	1	33.3%	—	—%
Index linked time charter	1	33.3%	1	33.3%	—	—%
	3	100.0%	3	100.0%	2	100.0%
Capesize
Spot	1	2.3%	1	2.8%	1	3.4%
Spot with RSA (2)	22	51.2%	18	48.6%	18	62.1%
Time charter	9	20.9%	4	10.8%	—	—%
Index linked time charter	11	25.6%	14	37.8%	10	34.5%
	43	100.0%	37	100.0%	29	100.0%
Panamax
Spot	20	71.4%	24	82.8%	13	68.4%
Spot with RSA	—	—%	—	—%		—%
Time charter	7	25.0%	5	17.2%	6	31.6%
Index linked time charter	1	3.6%	—	—%	—	—%
	28	100.0%	29	100.0%	19	100.0%
Ultramax
Spot	—	—%	—	—%	7	100.0%
Spot with RSA (3)	3	100.0%	3	100.0%	—	—%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	3	100.0%	3	100.0%	7	100.0%
Total
Spot	22	28.6%	25	34.7%	23	40.4%
Spot with RSA	25	32.5%	22	30.6%	18	31.6%
Time charter	17	22.1%	10	13.9%	6	10.5%
Index linked time charter	13	16.8%	15	20.8%	10	17.5%
	77	100.0%	72	100.0%	57	100.0%
(1)    The Golden Swift traded under a Newcastlemax revenue sharing agreement in 2017 which was terminated in 2018.
(2)    22 of our Capesize vessels traded under the CCL revenue sharing agreement.
(3)     Our 3 Ultramax vessels traded in the C Transport Holding Ltd’s Supramax pool.

Below is an overview as of December 31, 2018 of our vessels on time charter contracts that had a minimum initial contract duration of more than one year:

Vessel Type	Vessel Name	Dwt	Net Rate	Expiry (min period)
Capesize	Golden Scape	211,112	20,000	January 2019
Capesize	KSL Santiago	181,020	18,800	January 2019
Capesize	KSL Singapore	181,062	15,486	January 2019
Capesize	KSL Sydney	181,000	20,300	March 2019
Capesize	KSL Seoul	181,010	21,500	March 2019
Capesize	Golden Bexley	180,209	16,700	March 2019
Capesize	Golden Barnet	180,355	21,000	February 2019
Capesize	Golden Nimbus	180,000	16,750	January 2019
Capesize	Golden Arcus	180,478	17,350	January 2019
Capesize	Golden Incus	180,511	17,350	February 2019
Capesize	KSL Sakura	181,062	21,921	December 2019
Panamax	Golden Bull	75,000	12,350	July 2020
Panamax	Golden Empress	79,463	24,000	December 2021
Panamax	Golden Endeavour	79,454	19,500	October 2020
Panamax	Golden Endurer	79,474	24,000	November 2020
Panamax	Golden Eclipse	79,600	29,500	February 2020
Panamax	Golden Sue	84,943	15,600	April 2019
Panamax	Golden Kennedy	83,789	15,650	May 2020
In addition to the vessels specified in the table above, in 2019 we entered into a fixed rate time charter commencing in 2019 for one vessel. Refer to "Item 4. Information on the Company - D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this report. In addition, from time to time we may also enter into Forward Freight Agreements, or FFA, to hedge our exposure to the charter market for a specified route and period of time. As of December 31, 2018, we had short positions through Capesize FFA of net 720 days at an average rate of $20,098 per day and long Panamax FFA positions of net 220 days at an average rate of $11,899 per day with maturity in 2019. As of December 31, 2018 we also had FFA options structured as zero cost collars covering an equivalent of four Capesize vessels in 2019 with an average ceiling of $29,250 per day and a floor of $14,125 per day and an equivalent of two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day.
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

Revenue and expense recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tools during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter and bareboat charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90/95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.

The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract. We estimate demurrage or despatch at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the voyage charter contract.

In a voyage contract, we bear all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs related to the voyage which are incurred during the period between loading and discharging the cargo, are expensed as incurred.

We adopted the provisions of ASC 606 Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Prior to the adoption of ASC 606 Revenue from Contracts with Customers, voyage revenues were recognized ratably over the estimated length of each voyage and, therefore, were allocated between reporting periods based on the relative transit time in each period. Voyage expenses were recognized as incurred. We used a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent income (“TCE”) basis in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

Refer to Note 3 of "Item 18. Financial Statements" for additional information related to the adoption of ASC 606 Revenue from Contracts with Customers.

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

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) trading exchange forecasts for five years and (ii) estimate of implied charter rates based on the broker values received from third party brokers on a quarterly basis. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our expected future operating costs and discount factors that once discounted would equate to the average broker values. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2018, and accordingly, have not recorded an impairment charge.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2018 and 2017:

Vessel Type	Vessel Name	Built	Dwt	2018 ($ millions)		2017 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	64.9	*	67.3	*
Newcastlemax	Golden Swift	2016	211,112	63.5	*	65.9	*
Newcastlemax	Golden Gayle	2011	206,565	30.1		31.2
Capesize	Golden Feng	2009	169,232	30.2	*	31.5	*
Capesize	Golden Shui	2009	169,333	30.2	*	31.6	*
Capesize	KSL Salvador	2014	180,958	59.7	*	62.1	*
Capesize	KSL San Francisco	2014	181,066	56.7	*	58.9	*
Capesize	KSL Santiago	2014	181,020	56.2	*	58.4	*
Capesize	KSL Santos	2014	181,055	56.6	*	58.8	*
Capesize	KSL Sapporo	2014	180,960	58.8	*	61.2	*
Capesize	KSL Seattle	2014	181,015	58.5	*	60.9	*
Capesize	KSL Singapore	2014	181,062	58.5	*	60.9	*
Capesize	KSL Sydney	2014	181,000	59.2	*	61.6	*
Capesize	KSL Sakura	2015	181,062	57.2	*	59.4	*
Capesize	KSL Seoul	2015	181,010	57.4	*	59.7	*
Capesize	KSL Stockholm	2015	181,055	57.8	*	60.0	*
Capesize	KSL Seville	2015	181,062	56.9	*	59.1	*
Capesize	Golden Kathrine	2015	182,486	58.2	*	60.6	*
Capesize	Golden Aso	2015	182,472	59.1	*	61.5	*
Capesize	Golden Finsbury	2015	182,418	47.0	*	48.7	*
Capesize	Golden Barnet	2016	180,355	50.4	*	52.3	*
Capesize	Golden Bexley	2016	180,209	50.2	*	52.0	*
Capesize	Golden Fulham	2016	182,000	48.3	*	50.1	*
Capesize	Golden Amreen	2015	179,337	35.3		36.5
Capesize	Golden Anastasia	2014	179,189	33.8		34.9
Capesize	Golden Behike	2016	180,491	39.2		40.6
Capesize	Golden Houston	2014	181,214	32.8		34.0
Capesize	Golden Kaki	2014	181,214	34.3		35.5
Capesize	Golden Monterrey	2016	180,491	42.0		—
Capesize	Golden Myrtalia	2011	177,979	24.5		25.4
Capesize	Golden Nimbus	2017	180,000	48.6	*	50.3	*
Capesize	Golden Savannah	2017	181,044	60.1	*	62.3	*
Capesize	Golden Surabaya	2017	181,046	59.9	*	62.0	*

Capesize	Golden Cumulus	2018	180,499	49.3	*	—
Capesize	Golden Cirrus	2018	180,487	49.2	*	—
Capesize	Golden Incus	2018	180,611	49.1	*	—
Capesize	Golden Calvus	2018	180,521	49.1	*	—
Capesize	Golden Arcus	2018	180,478	49.2	*	—
Panamax	Golden Ice	2008	75,500	13.7	*	14.3	*
Panamax	Golden Opportunity	2008	75,500	13.7	*	14.3	*
Panamax	Golden Saguenay	2008	75,500	13.6	*	14.3	*
Panamax	Golden Strength	2009	75,500	14.6	*	15.2	*
Panamax	Golden Suek	2011	74,849	16.2		16.8
Panamax	Golden Bull	2012	75,000	17.2		17.9
Panamax	Golden Brilliant	2013	74,500	18.8	*	19.5	*
Panamax	Golden Diamond	2013	74,500	18.9	*	19.6	*
Panamax	Golden Pearl	2013	74,186	18.9	*	19.6	*
Panamax	Golden Ruby	2014	74,052	20.0	*	20.7	*
Panamax	Golden Sue	2013	84,943	22.7		23.6	*
Panamax	Golden Deb	2013	84,943	23.4		24.4
Panamax	Golden Shea	2007	76,937	11.3		11.9
Panamax	Golden Kennedy	2015	83,789	23.9		24.8
Panamax	Golden Opal	2017	74,231	20.9		21.6
Panamax	Golden Amber	2017	74,500	20.6		21.3
Panamax	Golden Eminence¹	2010	79,463	—		15.6
Panamax	Golden Empress	2010	79,463	15.0	*	15.6
Panamax	Golden Endeavour	2010	79,454	15.0	*	15.6
Panamax	Golden Endurer	2011	79,474	15.9	*	16.5
Panamax	Golden Enterprise	2011	79,463	15.9	*	16.5
Panamax	Golden Daisy	2012	81,507	18.5		19.2
Panamax	Golden Ginger	2012	81,487	18.5		19.2
Panamax	Golden Rose	2012	81,585	18.5		19.2
Panamax	Golden Jake	2011	81,827	17.6		18.3
Panamax	Golden Arion	2011	82,188	17.5		18.2
Panamax	Golden Ioanari	2011	81,827	16.9		17.5
Panamax	Golden Keen	2012	81,586	18.6		19.3
Ultramax	Golden Cecilie	2015	60,263	23.1		24.1
Ultramax	Golden Cathrine	2015	60,000	23.1		24.0
				2,404.5		2,213.8
(1) In 2018, we sold the Golden Eminence, a Panamax vessel, to an unrelated third party.

*Indicates vessels for which we believe, as of December 31, 2018 and 2017, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2018 and 2017 aggregate basic charter-free market value by approximately $329.0 million and $418.5 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2018 and 2017, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet exceeds the aggregate basic charter-free market value by approximately $224 million as of December 31, 2018 (December 31, 2017: $353 million).

We refer you to the risk factor entitled "The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•	the earnings from our vessels;

•	gains (losses) from the sale of assets and amortization of deferred gains;

•	other operating income (expenses), net

•	ship operating expenses;

•	impairment losses on vessels;

•	provisions for uncollectible receivables;

•	administrative expenses;

•	depreciation;

•	interest expense;

•	share of results of associated companies; and

•	changes in fair value of our financial instruments.

We derive our earnings from time charters, voyage charters and pool arrangements. As of December 31, 2018, 60 of our 77 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Gains and losses on the sale of vessels are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the net proceeds received with the carrying value of the vessel.

Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net.

Ship operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils, insurance and management fees.

An impairment loss on a vessel is recognized when the vessel's carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel, or exceeds the estimated net sales proceeds when the vessel is classified as held for sale.

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

Our marketable equity securities are investments in equity securities with readily determinable fair values. These investments are measured at fair value and any resulting unrealized gains and losses are recorded in the consolidated statement of operations.

None of our derivatives qualify for hedge accounting and changes in fair values are recognized in the Consolidated Statement of Operations. Changes in fair values of marketable equity securities are recognized in the Consolidated Statement of Operations as of January 1, 2018. Prior to the adoption of ASU 2016-01 Financial instruments in 2018, our marketable securities were considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses were recorded as a separate component of other comprehensive income in equity unless the securities were considered to be other than temporarily impaired, in which case unrealized losses were recorded in the consolidated statement of operations as impairment loss on marketable securities. The cost of available for sale securities was calculated on an average cost basis.

Share of results from associated companies is accounted for under equity method of accounting.

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

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we have in the past agreed to acquire (and may in the future acquire) some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer's entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer. When we purchase a vessel and assume a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer's consent to us as the new owner;

•	in some cases, obtain the charterer's consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	in some cases, obtain lender's consent to assume the time charter;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

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

Year ended December 31, 2018 compared with year ended December 31, 2017

Operating revenues

(in thousands of $)	2018	2017	Change
Time charter revenues	331,469	233,007	98,462
Voyage charter revenues	322,804	225,769	97,035
Other revenues	1,797	1,247	550
Total operating revenues	656,070	460,023	196,047

Time charter revenues increased by $98.5 million in 2018 compared with 2017, primarily due to:

•	an increase of $55.8 million generated from improved market conditions partly captured in index-linked time charters for eleven of our Capesize vessels and short term time charters,

•	an increase of $27.8 million generated from the delivery of five newbuildings during 2018,

•	an increase of $32.3 million generated from the delivery of eighteen vessels purchased from Quintana and Hemen which traded for a longer period on time charters during 2018,

•	an increase of $0.6 million generated from lower amortization of favorable charter party contracts as certain contracts were fully amortized prior to December 31, 2018, and

•	a decrease of $18.0 million from the six Ultramax vessels sold in 2017 which traded for a longer period on time charters during 2017.

Voyage charter revenues increased by $97.0 million in 2018 compared with 2017, primarily due to:

•	an increase of $45.1 million generated from increased charter-in activity of third party vessels which are trading on voyage charters and at higher rates reflecting the improved market conditions,

•	an increase of $49.2 million generated from vessels that were acquired from Quintana and Hemen that traded on voyage charters during 2018,

•	an increase of $5.1 million generated from two of the five newbuildings delivered during 2018 that partially traded in the spot market, and

•	a decrease of $2.5 million generated by our vessels that were delivered prior to the year ended December 31, 2017.

During 2018, other revenues were primarily comprised of $1.5 million for management fee revenue for services provided by us to related parties, in addition to $0.3 million in other revenues. During 2017, other revenues was primarily comprised of $1.7 million for management fee revenue for services provided by us to related parties, offset by $0.5 million in other voyage related claim expenses.

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2018	2017	Change
Net gain (loss) on sale of vessels	2	(570)	572
Amortization of deferred gains	258	258	—
Gain (loss) on sale of assets and amortization of deferred gains	260	(312)	572

Amortization of deferred gains relates to deferred gains on the sale and lease back transaction of eight vessels with Ship Finance in 2015.

In 2018, we sold the Golden Eminence, a Panamax vessel, and recognized an insignificant gain following an impairment loss of $1.1 million as described below.

In 2017, we sold six Ultramax vessels to an unrelated third party, and for one of these vessels, we agreed to a partial settlement in the form of consideration shares of the buyer. In the aggregate, the consideration received consisted of $135.1 million in cash and 910,802 consideration shares of the buyer. The cost price and fair value as of December 31, 2017 was $6.7 million for these shares. The six vessels were delivered in the fourth quarter of 2017 and we recorded a net loss of $0.6 million upon completion of the deliveries, in addition to the impairment loss of $1.1 million as described below.

Other operating income (expenses), net

(in thousands of $)	2018	2017	Change
Other operating income (expenses), net	2,991	3,881	(890)

Other operating income decreased by $0.9 million in 2018 compared with 2017 primarily as a result of a lower positive revenue sharing amount received from the revenue sharing agreements for our Capesize vessels.

Voyage expenses and commission

(in thousands of $)	2018	2017	Change
Voyage expenses and commission	162,037	118,929	43,108

Voyage expenses and commission increased by $43.1 million in 2018 compared with 2017, primarily due to:

•	an increase of $24.8 million incurred vessels that were acquired from Quintana and Hemen that traded on voyage charters during these periods,

•	an increase of $17.6 million incurred by vessels that were chartered-in on short term charters and operated in the spot market, and

•	an increase of $3.4 million incurred by newbuildings delivered during 2018 which have partly traded in the spot market.

This was partially offset by:

•	a decrease of $1.6 million incurred by our vessels that were delivered prior to the year ended December 31, 2017 which have partly traded in the spot market, and

•	a decrease of $1.1 million from the six Ultramax vessels sold in 2017.

Ship operating expenses

(in thousands of $)	2018	2017	Change
Ship operating expenses	151,626	132,198	19,428

Ship operating expenses increased by $19.4 million in 2018 compared with 2017 primarily due to:

•	an increase of $15.8 million incurred by the 18 vessels acquired from Quintana and affiliates of Hemen,

•	an increase of $8.2 million incurred by the five newbuildings delivered during 2018,

•	an increase of $3.5 million incurred by our vessels that were delivered prior to the year ended December 31, 2017, and

•	an increase of $1.5 million from drydockings performed during 2018.

This was partially offset by a decrease of $9.6 million from the six Ultramax vessels sold in 2017.

Charter hire expenses

(in thousands of $)	2018	2017	Change
Charter hire expenses	92,712	70,673	22,039

Charter hire expenses increased by $22.0 million in 2018 compared with 2017 primarily due to:

•	an increase of $20.2 million incurred for vessels chartered in from third parties on short term charters,

•	an increase of $1.5 million incurred for the eight vessels chartered in from Ship Finance, and

•	an increase of $0.3 million related to provision for onerous contracts.

Administrative expenses

(in thousands of $)	2018	2017	Change
Administrative expenses	14,705	12,558	2,147

Administrative expenses increased by $2.1 million in 2018 as compared to 2017 primarily due to an increase of $1.8 million in personnel related expenses and a net increase of $0.3 million in other administrative expenses.

Impairment loss on vessels

(in thousands of $)	2018	2017	Change
Impairment loss on vessels	1,080	1,066	14

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million, gross, and we recognized a $1.1 million impairment loss in connection with the sale.

In September 2017, we entered into agreements to sell six Ultramax vessels, Golden Libra, Golden Virgo, Golden Taurus, Golden Gemini, Golden Aries and Golden Leo, for a gross sale price of $142.5 million and we recognized a $1.1 million impairment loss in connection with the sales.

Depreciation

(in thousands of $)	2018	2017	Change
Depreciation	92,148	78,093	14,055

Depreciation expenses increased by $14.1 million in 2018 as compared to 2017, primarily due to:

•	an increase of $9.1 million related to six vessels delivered in 2018,

•	an increase of $8.3 million incurred by vessels acquired from Quintana and affiliates of Hemen, and

•	an increase of $0.8 million incurred by our vessels that were delivered prior to the year ended December 31, 2017.

This was partially offset by net a decrease of $4.1 million from the six vessels sold in 2017 and the one vessel sold in 2018.

Interest income

(in thousands of $)	2018	2017	Change
Interest income	7,576	2,207	5,369

Interest income increased by $5.4 million in 2018 compared with 2017 primarily due to an increase in the cash balance during 2018 and an increase in the credit interest rate level, both for the cash held on time deposit and the cash held on the Company's bank accounts.

Interest expense

(in thousands of $)	2018	2017	Change
Interest on floating rate debt	55,893	38,832	17,061
Interest on fixed rate debt	5,418	6,164	(746)
Finance lease interest expense	707	1,086	(379)
Commitment fees	232	1,353	(1,121)
Amortization of fair value adjustment of the convertible bond as a result of the Merger	10,019	10,360	(341)
Amortization of deferred charges	1,501	1,415	86
Related party interest expense	1,338	630	708
	75,108	59,840	15,268

Interest expense increased by $15.3 million in 2018 compared with 2017, primarily due to:

•
an increase of $17.1 million in interest expense on floating rate debt due to (i) increase in LIBOR rates, where the average 3 month LIBOR rates went from 1.27% in 2017 to 2.31% in 2018, (ii) drawdown under the $425.0 million term loan facility in connection with the delivery of five newbuildings, (iii) the increase was partially offset by lower margins following the termination of the covenant waivers related to our recourse debt and the refinancing of the related party seller's credit, the $34.0 million term loan facility and the $82.5 million term loan facility into the new $120.0 million term loan facility, and

•	an increase of $0.7 million in related party interest expenses related to four vessels for the two first quarters of 2018, before settling the seller credit loans of $65.5 million in May 2018.

This was partially offset by:

•	a decrease of $0.7 million in interest expense on fixed rate debt following repurchases of in total $22.4 million notional of the Convertible Bond in 2018,

•	a decrease of $0.4 million in finance lease interest expense following amortization of financial lease cost of Golden Eclipse,

•	a decrease of $1.1 million in commitment fees as the last five newbuildings were delivered during the first two months of 2018, and

•	a decrease of $0.3 million due to amortization of the fair value adjustment of $38.8 million on the Convertible Bond.

Share of results of associated companies

(in thousands of $)	2018	2017	Change
Share of results of associated companies	512	4,620	(4,108)

Share of results of associated companies decreased by $4.1 million in 2018 compared with 2017 primarily as a result of the unwinding of one of our equity method investments, Golden Opus Inc., in 2017 which reduced share of results of associated companies by $3.5 million. This company had no activity in 2018 and was dissolved during the year. In addition, there was less activity in United Freight Carriers LLC, reducing our results by approximately $0.7 million in 2018.

Gain (loss) on derivatives

(in thousands of $)	2018	2017	Change
Gain (loss) on derivatives	11,165	145	11,020

Gain (loss) on derivatives increased by $11.0 million in 2018 compared with 2017 primarily due to a net increase in gain on our interest rate swaps derivatives of $6.1 million, and a net increase in gain on of $5.8 million on forward freight agreements. This was partially offset by an increase of net loss of $0.8 million on foreign currency swaps.

Gain (loss) on marketable equity securities

(in thousands of $)	2018	2017	Change
Gain (loss) on marketable equity securities	(4,043)	—	(4,043)

Our loss on marketable equity securities in 2018 relates to our investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized through net income starting January 1, 2018. Refer to Note 3 to our audited Consolidated Financial Statements included herein. Therefore, the comparative number in the consolidated statement of operations is nil in 2017.

Other financial items

(in thousands of $)	2018	2017	Change
Other financial items	(348)	501	(849)

"Other financial items" was negative $0.3 million in 2018 compared with positive $0.5 million in 2017, primarily due to:

•	a reduction of distributions from marketable securities of $1.5 million,

•	increase in losses of $0.2 million from purchases in our convertible bond, and

•	a loss of $0.1 million from settlement of our seller's credit receivable.

This was partially offset by:

•	a decrease in bank charges and fees of $0.6 million, and

•	a decrease in foreign exchange losses of 0.1 million and other financial items of $0.2. million, net.

Year ended December 31, 2017 compared with year ended December 31, 2016

Operating revenues

(in thousands of $)	2017	2016	Change
Time charter revenues	233,007	91,407	141,600
Voyage charter revenues	225,769	159,108	66,661
Bareboat charter revenues	—	2,399	(2,399)
Other revenues	1,247	3,949	(2,702)
Total operating revenues	460,023	256,863	203,160

Time charter revenues increased by $141.6 million in 2017 compared with 2016, primarily due to:

•	an increase of $28.5 million generated from improved market conditions captured by index-linked time charters for nine of our Capesize vessels,

•	an increase of $39.0 million generated from vessel delivered during 2017 that traded on the time charter market,

•	an increase of $58.0 million generated by our vessels that were delivered prior to the year ended December 31, 2016,

•	an increase of $8.2 million generated from 12 chartered-in vessels operating in the spot market, and

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

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2017	2016	Change
Net loss on sale of vessels	(570)	72	(642)
Loss on sale of newbuilding contracts	—	—	—
Amortization of deferred gains	258	228	30
Gain (loss) on sale of assets and amortization of deferred gains	(312)	300	(612)

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

Amortization of deferred gains relates to deferred gains on the sale and lease back transaction of eight vessels with Ship Finance conducted in 2015.

Other operating income (expenses), net

(in thousands of $)	2017	2016	Change
Other operating income (expenses), net	3,881	945	2,936

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

Interest expense

(in thousands of $)	2017	2016	Change
Interest on floating rate debt	38,832	26,768	12,064
Interest on fixed rate debt	6,164	6,122	42
Finance lease interest expense	1,086	1,952	(866)
Interest on other obligations	—	16	(16)
Commitment fees	1,353	2,069	(716)
Interest capitalized on newbuildings	—	(2,258)	2,258
Amortization of fair value adjustment of the convertible bond as a result of the Merger	10,360	9,497	863
Amortization of deferred charges	1,415	1,345	70
Related party interest expense	630	—	630
	59,840	45,511	14,329

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

•
a decrease of $2.3 million in interest capitalized on newbuildings, as interest capitalization on the remaining five newbuildings due for delivery at December 31, 2017 was ceased during 2016 as they were concluded to be substantially complete,

•	an increase of $0.9 million due to amortization of the fair value adjustment of $38.8 million on the Convertible Bond, and

•	an increase of $0.6 million in respect of three new related party seller credits assumed in 2017 following the acquisition of three vessels from affiliates of Hemen.

Share of results of associated companies

(in thousands of $)	2017	2016	Change
Share of results of associated companies	4,620	(381)	5,001
Impairment of associated companies	—	(2,142)	2,142
	4,620	(2,523)	7,143

Equity results of associated companies increased by $5.0 million in 2017 compared with 2016 primarily caused by a $4.2 million increase in results from our 50% equity interest in Golden Opus Inc. The increase was mainly due to gains recognized by the joint venture company from the sale of its only vessel, the Golden Opus.

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

This was offset by:

•	loss on purchase of convertible bond of $0.3 million,

•	an increase in bank charges and fees of $0.6 million, and

•	a decrease in loss on sale of marketable securities of $0.2 million.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of scrubbers and ballast water treatment systems on certain of our vessels, funding working capital requirements, repayment of bank and bond loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are primarily related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

As of December 31, 2018 and 2017, we had cash and cash equivalents of $305.4 million and $309.0 million, respectively. In addition, as of December 31, 2018 and 2017, we had total restricted cash balances of $67.3 million and $63.0 million, respectively. As of December 31, 2018, restricted cash included cash balances of $56.7 million (December 2017: $60.6 million), which are required to be maintained by the financial covenants in our loan facilities.

Our wholly-owned non-recourse subsidiary that owns the 14 vessels acquired in the Quintana Acquisition is prohibited from paying dividends to us without lenders consent.

As of December 31, 2018, we had committed to install scrubbers on 20 vessels with an estimated remaining financial commitment of $28.5 million, excluding installation costs. As of December 31, 2018, we had committed to install ballast water treatment systems on ten of our vessels with an estimated financial commitment, excluding installation costs, of $3.4 million due in 2019.

Other significant transactions subsequent to December 31, 2018, impacting our cash flows include the following:

•	In January 2019, we repaid at maturity the full outstanding amount of $168.2 million of our 3.07% convertible bond.

•	In January 2019, we paid $1.5 million for share repurchases in our own common stock.

•
In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

•	In February 2019, the Board declared a cash dividend to our shareholders of $0.05 per share, totaling approximately $7.2 million, which was paid on March 21, 2019.

As of December 31, 2018, our current portion of long-term debt was $471.8 million. This amount included $167.4 million in carrying value of our convertible bond which was fully repaid on maturity in January 2019, $168.3 million related to our $284.0 million facility with maturity on December 31, 2019, $76.1 million related to financing of seven vessels under two of the non-recourse loans with maturity in the fourth quarter of 2019 and $60.0 million in ordinary debt repayments. We are currently in the process of refinancing our three non-recourse loan facilities and also expect to refinance our $284.0 million credit facility prior to its maturity in December 2019. See also Note 20 to our audited Consolidated Financial Statements included herein for additional information related to our current portion of long-term debt. We believe that our working capital, cash on hand and borrowings under our current facilities, including the expected refinancing of the non-recourse facilities and the $284.0 million credit facility, will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2018	2017	2016
Net cash provided by (used in) operating activities	186,546	93,795	(22,797)
Net cash used in investing activities	(141,195)	(17,452)	(170,327)
Net cash used in (provided by) financing activities	(44,730)	28,587	308,689
Net change in cash, cash equivalents and restricted cash	621	104,930	115,565
Cash, cash equivalents and restricted cash at beginning of period	371,984	267,054	151,489
Cash, cash equivalents and restricted cash at end of period	372,605	371,984	267,054

Net cash provided by operating activities

We have significant exposure to the spot market as only 17 of our vessels traded on long term time charter contracts during 2018, and at the date of this report we have seven vessels currently on a fixed rate time charters with longer duration of more than six months. The revenues and net operating income are therefore dependent on the earnings in the spot market. In addition, from time to time we may also enter into Forward Freight Agreements, or FFA, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2018. Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

Net cash provided by operating activities in the year ended December 31, 2018 was $186.5 million compared with $93.8 million and negative $22.8 million in the year ended December 31, 2017 and December 31, 2016, respectively. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2018, compared with the actual rates achieved during 2018, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash breakeven rates on a TCE basis are (i) approximately $14,200 per day for our Capesize vessels and (ii) approximately $9,900 per day for our Panamax vessels. As of March 19, 2019, average market spot rates year to date were as follows: Capesize vessels approximately $9,400 per day and Panamax vessels approximately $6,800 per day.

Net cash used in investing activities

Net cash used in investing activities was $141.2 million in 2018 and was comprised mainly of additions to newbuildings, vessels and equipment of $158.2 million, of which most was in respect of five Capesize newbuilding contracts completed during the year. This amount was partially offset by the following:

•	net sale proceeds of $14.4 million in respect of one Panamax vessel sold during the year,

•	payments received from seller credit receivable of $1.9 million, and

•	net sale proceeds from marketable securities and dividends received of $0.8 in total.

Net cash used in investing activities was $17.5 million in 2017 and was comprised mainly of additions to newbuildings, vessels and equipment of $159.5 million, of which most was in respect of 10 newbuilding contracts, five of which were delivered during the year. This amount was partially offset by the following:

•	net sale proceeds of $134.2 million in respect of six Ultramax vessels sold during the year,

•	net distributions from associated companies of $6.6 million, and

•	distributions from marketable securities of $1.6 million.

Net cash used in investing activities was $170.3 million in 2016 and was comprised primarily of:

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

•	proceeds of $0.1 million from the sale of marketable securities.

Net cash related to financing activities

Net cash used in financing activities in 2018 was $44.7 million and was primarily a result of debt repayments of $241.8 million, dividend distributions of $64.9 million, capital lease repayments of $5.2 million, share repurchases of $1.9 million and debt fees paid of $1.2 million. These items were partially offset by loan drawdowns of $270.0 million and proceeds of $0.3 million from share issuance related to stock options exercised during the year.

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

Equity Issuances

In 2018, we issued 75,000 shares in relation to our 2016 share option plan and received proceeds of $0.3 million.

In December 2017, we issued 60,000 shares in relation to our 2016 share option plan and received $0.3 million in proceeds.

In October 2017, we issued 7,764,705 new common shares at $8.50 per share in a public offering, raising gross proceeds of $66 million. In March 2017, we issued 8,607,800 new common shares in a public offering, raising gross proceeds of approximately $60 million. In total, the net proceeds from the two equity offerings were $122.3 million, comprising $126.0 million gross proceeds from the placement net of issue costs of $3.7 million.

In February 2016, we completed a private placement of 68,736,800 new common shares generating gross proceeds of approximately $200 million, in order to fulfill the equity requirement in our amended loan agreements. In March 2016, we conducted a subsequent offering of up to 6,873,680 new common shares for gross proceeds of approximately $20 million. Ultimately, 2,673,858 new common shares were issued in connection with the subsequent offering for gross proceeds of approximately $8.0 million. In total, the net proceeds from the private placement and the subsequent offering were $205.4 million, comprising $208.0 million gross proceeds from the placement net of issue costs of $2.6 million.

See Note 26 to the audited Consolidated Financial Statements included herein for additional details of share issuances in exchange for vessel acquisitions.

Borrowing Activities

New $120.0 Million Term Loan Facility

In May 2018, we entered into a $120.0 million loan facility to refinance 10 vessels. The proceeds were used to repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and to prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. The $120.0 million loan facility bears interest of LIBOR plus a margin of 2.25% per annum. Repayments are made on a quarterly basis from the third quarter of 2018 onwards. The tranches mature in April 2025, with a balloon payment of $65.1 million.

Loan Facilities Related to the Quintana Acquisition

In 2017, we acquired 14 vessels from Quintana. The vessels were acquired by 14 SPCs owned by our newly-established wholly-owned non-recourse subsidiary. In connection with the acquisition we assumed obligations under the three non-recourse loan facilities; $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility.

$102.7 Million Term Loan Facility

We assumed this debt of $102.7 million, net of a $6.4 million prepayment, as a result of the acquisition of vessels from Quintana in 2017. This facility finances five vessels and bears interest of LIBOR plus a margin of 3.0%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Two of the tranches under the facility mature in January 2020, with a balloon payment of in total $25.4 million. The remaining three tranches mature in October 2021 with balloon payments of $54.2 million in the aggregate.

As of December 31, 2018, $94.2 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by two of our Capesize vessels and three Panamax vessels.

$73.4 Million Term Loan Facility

We assumed this debt of $73.4 million as a result of the acquisition of vessels from Quintana in 2017. This facility finances five vessels and bears interest of LIBOR plus a margin in the range between 2.75 - 3.25%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Four of the tranches under the facility mature in December 2019, with an aggregated balloon payment of $34.0 million and the fifth tranche matures in January 2022 with a balloon payment of $19.4 million.

During 2018, $7.5 million was repaid under this facility. As of December 31, 2018, $60.2 million was outstanding under this facility and there was no available undrawn amount. As of December 31, 2018, this facility was secured by one of our Capesize vessels and four Panamax vessels.

$80.2 Million Term Loan Facility

We assumed this debt of $80.2 million as a result of the acquisition of vessels from Quintana in 2017. This facility finances four vessels and bears interest of LIBOR plus a margin in the range between 2.75% to 3.35% depending on the vessel. Repayments are made on a quarterly basis from the third quarter of 2019 onward. One of the tranches under the facility matures in October 2019, with a balloon payment of $9.9 million, two of the tranches mature in November 2019 with an aggregated balloon payment of $29.7 million and the fourth tranche matures in November 2021 with a balloon payment of $21.7 million.

During 2018, $7.1 million was repaid under this facility. As of December 31, 2018, $67.7 million was outstanding under this facility and there was no available undrawn amount. As of December 31, 2018, this facility was secured by one of our Newcastlemax vessels, two Capesize vessels and one Panamax vessel.

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

During 2018, $20.6 million (2017: $36.1 million) was repaid and there have been no draw downs (2017: nil). As of December 31, 2018, $331.8 million (2017: $352.4 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 (2017: 14) of our Capesize vessels.

As described above, in February 2019, we extended this facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

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

During 2018, $23.7 million (2017: $20.9 million) was repaid and we drew down a total of $150.0 million (2017: $75.0 million) on delivery of five Capesize bulk carriers during the year (2017: three Capesize vessels). As of December 31, 2018, $347.2 million (2017: $220.9 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by 14 (2017: nine) of our Capesize vessels.

$284.0 Million Credit Facility

This facility finances 15 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $3.2 million, with a balloon payment of $158.6 million on the final maturity date on December 31, 2019. The debt under this facility is expected to be refinanced prior to maturity in 2019.

During 2018, $22.6 million (2017: $67.7 million) was repaid and there have been no draw downs (2017: nil). As of December 31, 2018, $168.3 million (2017: $190.9 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by two (2017: two) of our Capesize vessels, 11 (2017: 12) Panamax vessels and two (2017: two) Ultramax vessels.

$200.0 Million Convertible Bond

In January 2014, we issued a $200 million convertible bond with a five-year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The Convertible Bond has no regular repayments and matured and was repaid in full on January 30, 2019. There are no financial covenants in the Convertible Bond agreement.

In 2018, we acquired from unaffiliated third parties a total of $22.4 million (2017: $9.4 million) in nominal value of our outstanding convertible bond at an average price of 97.96% of par value, reducing the outstanding convertible debt balance with an aggregate amount of $31.8 million, representing 15.9% in the convertible bond.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreements and a value adjusted equity covenant. Under our recourse debt facilities, the aggregate value of the collateral vessels shall not fall below 125% or 135% of the loan outstanding, depending on the facility. We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

Pursuant to the loan agreements, our wholly-owned non-recourse subsidiary, which owns the vessels acquired from Quintana in 2017 is prohibited from paying dividends to us. During the repayment holiday period through June 2019, we are required under the loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Thereafter, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant.

Further, according to the agreements with the lenders of the acquired vessels from Quintana in 2017, we made a $17.4 million pre-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018. In 2018, we prepaid in aggregate $23.2 million of deferred repayments based on the cash sweep mechanism under these facilities.

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

As of December 31, 2018, we were in compliance with all of the financial and other covenants contained in our loan agreements.

See also Note 20 to our audited Consolidated Financial Statements included herein for additional information related to our loan facilities and Note 3 related to the adoption of ASC 842 Leases which will impact the calculation of certain of our financial covenants as total assets and total liabilities will increase by the adoption of this standard.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

The market conditions for dry bulk vessels continued its positive development through August 2018, but softened and experienced a weakening during late 2018 and into 2019. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 85.7% in 2018, up 1.2 percentage points from 84.5% in 2017. The market balance has improved for three consecutive years and the BDI averaged 1,340 in 2018.

According to the Baltic Exchange, average earnings for a Capesize were $16,390 per day for 2018 compared with $15,090 per day for 2017. For a Panamax average earnings for 2018 were $11,630 per day compared with $9,770 per day in 2017, and for a Supramax vessel average earnings were $11,480 per day in 2018 compared with $9,350 per day in 2017.

Transportation volumes for all major commodity groups experienced a modest increase in 2018 compared with 2017. Total seaborne volumes transported increased 2.8% from 4.49 billion tonnes in 2017 to 4.62 billion tonnes in 2018. However, we observed an increase in distance and hence also in tonne miles, primarily driven by coal and smaller bulks traveling further. According to industry sources, growth measured in capacity required to transport the commodities was approximately 3.2%.

Global steel production grew by 4.4% in 2018, with Chinese steel production up 6.6% and production from the rest of the world up by 2.1%. Part of the reported increase in China was attributable to replacement of production from illegal steel mills that have been shut down, but incremental Chinese production was still at healthy levels. Steel stockpiles are low, an indication that the steel produced is being consumed, both on infrastructure projects as well as real estate development. Steel margins trended down towards the end of the year, causing steel mills to buy lower quality ore to be used in production. Despite growth in steel production, import of iron ore was slightly down year over year. Due to lower steel margins both port stock statistics and estimates of stocks at the mills, indicate a draw down of stocks during the year. Use of scrap steel also increased. It is expected that use of scrap steel will be stable going forward. This, combined with draw down of stocks in 2018, could potentially lead to increase in imports ahead. The Chinese government has announced new rounds of stimulus packages, which also should be positive for the Spring construction season. The start of 2019 looked promising with good iron ore volumes exported both from Brazil and Australia, but the tragic accident at the Brumadinho dam in Brazil quickly changed sentiment and the outlook for 2019 volumes. The full impact of this accident and the resulting shut down of several mines in Brazil will have on seaborne volumes is yet to fully materialize, but it is likely that the initial expected increase in exports from Brazil for 2019 will instead be a small contraction. With improving iron ore prices additional projects should become profitable, and the tons missed from Brazil can potentially be replaced from Canada, Australia and other smaller producers.

Transported volumes of coal increased by 3.2% in 2018 compared with 2017. The growth came primarily from imports to China of thermal coal, while other major importers maintained their 2017 level. However, seaborne transportation of coal experienced reduced activity during the fourth quarter of 2018. This was mainly due to a significant drop in Chinese imports towards the end of the year as the Chinese government introduced an import ban when import volumes reached the previous year’s total. China’s fourth quarter of 2018 coal imports ended at 46.5 million tons, down from 75.0 million tons in the third quarter of 2018 and average imports of 63.5 million tons over the previous seven quarters. Despite a sharp reduction in coal imports, Chinese electricity production increased by 7% in the fourth quarter of the year compared to the same period in 2017 driven primarily by an increase in thermal power. Chinese domestic coal production increased towards the end of the year to meet power generation requirements. Thermal energy has a strong position in the Chinese electricity mix and electricity from thermal coal power plants accounted for 73% of total Chinese electricity production in 2018.

Transportation of agribulks grew by approximately 1% year-over-year in 2018, although growth was limited to the first half of the year. This was primarily due to the ongoing trade dispute and the accompanying drop in exports from the U.S. Although there appears to be some progress in the trade negotiations between the U.S. and China, the market is waiting for an indication that China will resume purchases of U.S. crops. In the meantime, the South America harvest season begins towards the end of the first quarter and will bring additional volumes to the market.

The global fleet of dry bulk vessels amounted to 830 million dwt at the end of 2018 compared with 810 million dwt at the end of 2017. Total deliveries of newbuildings amounted to 28.1 million dwt in 2018, which is equivalent to 3.5% fleet growth from the start of the year. As of the end of 2018, the total orderbook was 95.3 million dwt, or approximately 11.5% of the capacity on the water. Vessels scheduled for delivery in 2019 is estimated to be 6% of the sailing fleet. This includes several orders placed in 2015 or earlier totaling more than 13.0 million dwt and part of this volume is likely not to be delivered. If market weakness persists, one can reasonably expect further delays and cancellations, and the final volume delivered for 2019 could be closer to the volumes in 2018.

According to industry sources, 4.8 million dwt in total was scrapped during 2018, which represents 0.6% of the fleet at the start of the year. This is the lowest annual volume scrapped in over 10 years. Given the current weak market and the implementation of ballast water regulations in September 2019 followed by the low sulphur fuel regulations in 2020, we are observing that scrapping activity has increased thus far in 2019, which should provide some support to the market.

Asset prices continued to increase in 2018 relative to 2017. The second-hand market was more active in the beginning of the year, with an uplift in prices, but slowed down towards the end of the year. Activity in the sale and purchase market increased slightly in the fourth quarter of 2018, but asset prices were largely unchanged, and activity has been limited following the drop in rates. Newbuilding prices have remained consistent, although the pace of orders has slowed somewhat. Most of the recent orders have been placed by leasing companies rather than owners.

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2018, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Fixed rate debt[1]	168,200	168,200	—	—	—
Floating rate debt	1,185,294	304,382	769,946	35,711	75,255
Operating lease obligations [2]	278,059	35,613	71,322	60,767	110,357
Capital lease obligations [3]	7,735	5,944	1,791	—	—
Scrubber commitments [4]	28,450	18,529	9,921	—	—
Ballast water treatment system commitments [5]	3,411	3,411	—	—	—
Interest on fixed rate debt	1,736	1,736	—	—	—
Interest on floating rate debt [6]	125,889	61,215	50,386	8,906	5,382
Interest on capital lease obligations	300	294	6	—	—
Total contractual cash obligations	1,799,074	599,324	903,372	105,384	190,994

1.
As of December 31, 2018, we held $31.8 million notional in our 3.07% $200 million convertible bond, and the payments due under our 3.07% $200 million convertible bond in the table above is net of this amount.

2.
As of December 31, 2018, we had nine vessels under operating leases, of which eight were with Ship Finance. The operating lease obligation for the eight Ship Finance vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at Ship Finance's option. It is also net of the $7,000 per day that Ship Finance pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with Ship Finance. See also Note 27 to our audited Consolidated Financial Statements included herein.

3.	As of December 31, 2018, we held one vessel under capital leases.

4.	As of December 31, 2018, we had scrubber commitments of $28.5 million, excluding installation cost.

5.	As of December 31, 2018, we had ballast water treatment system commitments of $3.4 million for ten vessels, excluding installation cost.

6.
Interest on floating rate debt was calculated using the three month USD LIBOR of 2.8% plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2018.

The table above does not reflect our cash sweep mechanism payments, which may become due under our non recourse debt. See "Item 5. Operating and Financial Review and Prospects–B, Liquidity and Capital Resources" and Note 20 to our audited Consolidated Financial Statements included herein for a discussion of this.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	69	Director and Chairman
Ulrika Laurin	48	Director and Audit Committee member
John Fredriksen	74	Director
Gert-Jan van den Akker	60	Director
James O'Shaughnessy	55	Director and Audit Committee Chairman
Birgitte Ringstad Vartdal	41	Chief Executive Officer of Golden Ocean Management AS
Per Heiberg	52	Chief Financial Officer of Golden Ocean Management AS
Thomas Semino	45	Chief Commercial Officer of Golden Ocean Shipping Co Pte. Ltd.

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

Ulrika Laurin was appointed a director of the Board on September 21, 2018. Mrs. Laurin has served as the Executive Chairman of ship-owning company Anglo-Atlantic Steamship Co. Ltd. and the Chairman of Laurin Shipping AB, an international ship-management company. She has served as the Chief Financial Officer of Anglo-Atlantic Steamship Co. Ltd. and as Commercial Manager of Laurin Maritime (UK) Ltd. Prior to that, Mrs. Laurin worked with fund manager Tufton Oceanic Ltd. and with management consultant Karlöf & Partners. Mrs. Laurin holds a Master of Science degree in Economics and Business Administration from the Stockholm School of Economics.

James O'Shaughnessy was appointed a director of the Board on September 21, 2018. Mr. O'Shaughnessy serves as Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has amongst other served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland in the year 1981 to 1985 and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin in the year 1985 to 1986.

Birgitte Ringstad Vartdal has served as Chief Executive Officer of Golden Ocean Management AS since April 2016. Mrs. Ringstad Vartdal was also previously the Chief Financial Officer of Golden Ocean Management AS, a position she held from June 2010. Prior to that, Mrs. Vartdal was the Vice President, Investments, in the Torvald Klaveness Group. Mrs. Vartdal has held other positions within the Torvald Klaveness Group, including serving as VP Head of Commercial Controlling, Risk Manager and Financial Analyst. Mrs. Vartdal was also previously a Structuring Analyst in Hydro Energy. Mrs. Vartdal currently serves as a director of Mowi ASA and Seadrill Ltd.. Mrs. Vartdal was Chair and a director of Sevan Drilling Ltd, a subsidiary of Seadrill, from July 2015 to August 2016, and a director of Sevan Drilling ASA from July 2013 to July 2015. Mrs. Vartdal holds the degree of Siv.Ing. (MSc) in Physics and Mathematics from the Norwegian University of Science and Technology (NTNU) and an MSc in Financial Mathematics from Heriot-Watt University, Scotland.

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

B.  COMPENSATION

During the year ended December 31, 2018, we paid aggregate cash compensation of approximately $1.8 million and an aggregate amount of approximately $46 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.5 million in respect to options granted to our executive officers in November 2016. The initial exercise price of these options was $4.20 per option and has been subsequently reduced by the amount of dividends paid after the date of grant. Current exercise price is $3.70 per option at the date of this annual report.

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

We have established an audit committee comprised of Mr. O'Shaughnessy and Mrs. Laurin. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. Mr. O'Shaughnessy is the Chairperson of the Audit Committee and the Audit Committee Financial Expert.

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

•	In lieu of holding executive sessions at which only independent directors are present, the entire Board may hold regular meetings as is consistent with Bermuda law.

•
In lieu of an audit committee comprised of three independent directors, our audit committee has two members, and may have as few as one member, which is consistent with Bermuda law. The members of the audit committee currently meet the SEC's requirement of independence.

•
In lieu of a nomination committee comprised solely of independent directors, the Board is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders are permitted to identify and recommend potential candidates to become board members, but pursuant to the Amended and Restated Bye-Laws, directors are elected by the shareholders in duly convened annual or special general meetings.

•
In lieu of a compensation committee comprised solely of independent directors, the Board is responsible for establishing the executive officers' compensation and benefits. Under Bermuda law, compensation of the executive officers is not required to be determined by an independent committee.

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

•
In lieu of obtaining shareholder approval prior to the issuance of securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, consistent with Bermuda law and our bye-laws, our board of directors approves share issuances and the adoption of and material amendments to equity compensation plans.

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

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards. Please see "Item 16G. Corporate Governance" of this annual report.

D.  EMPLOYEES

As of December 31, 2018, we employed 32 people in our offices in Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 21, 2019, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
Birgitte Ringstad Vartdal	30,000	(1)
Gert-Jan van den Akker	—	—
Ulrika Laurin	50,000	(1)
John Fredriksen (2)	—	—
Thomas Semino	—	—
Per Heiberg	15,000	(1)
James O'Shaughnessy	—	—

1.	Less than 1%.

2.
Hemen may be deemed to beneficially own 50,597,010 of our common shares. In addition, Hemen holds TRS agreements with underlying exposure to 4,705,000 of our common shares. See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders" below. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Scheme as of March 21, 2019, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Birgitte Ringstad Vartdal	225,000	150,000	USD 3.70	November 2021
Per Heiberg	100,000	66,667	USD 3.70	November 2021
Thomas Semino	100,000	50,000	USD 3.70	November 2021

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 21, 2019 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	50,597,010	35.1%
DNB Asset Management AS(2,3)	7,259,361	5.0%
Folketrygdfondet AS(2,4)	7,405,969	5.1%

(1) Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. The Frontline shares are included in the 50,597,010 shares that Hemen may be deemed to beneficially own. In addition, Hemen holds TRS agreements with underlying exposure to 4,705,000 of our common shares. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

(2) Percentage amount based on 144,272,697 common shares outstanding as of March 21, 2019.

(3) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G/A on January 24, 2019, which reported sole voting and dispositive power over the shares by DNB Asset Management AS. The business address of DNB Asset Management AS as reported on the Schedule 13G/A filed with the Commission on January 24, 2019 is Dronning Eufemias Gate 30, Bygg M-12N 0191 Oslo, Norway.

(4) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G/A on February 13, 2019, which reported sole voting and dispositive power over the shares by Folketrygdfondet AS. The business address of Folketrygdfondet AS as reported on the Schedule 13G/A filed with the Commission on February 13, 2019 is Haakon VII’s Gate 2, P.O. Box 1845 Vika, 0123 Oslo, Norway.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 27 to our audited Consolidated Financial Statements included herein.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As at the date of this Annual Report, the Company had 144,272,697 common shares outstanding. Our common shares have been quoted on the NASDAQ Global Select Market, or NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

In April 2015, we obtained a secondary listing on the OSE. Trading in our common shares on the OSE commenced on April 1, 2015.

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

Duties of Directors and Officers; Limitation of Liability

Under Bermuda law, directors and officers shall discharge their duties in good faith and with that degree of diligence, care and skill which reasonably prudent people would exercise under similar circumstances in like positions. In discharging their duties, directors and officers may rely upon financial statements of the company represented to them to be correct by the president or the officer having charge of its books or accounts or by independent accountants.

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

Under the Companies Act, any meeting that is not the annual general meeting is called a special general meeting, and may be called by the Board or by such persons as authorized by the company’s memorandum of association or bye-laws. Under the

Companies Act, holders of one-tenth of a company’s issued common shares may also call special general meetings. At such special general meeting, only business that is related to the purpose set forth in the required notice may be transacted. Additionally, under Bermuda law, a company may, by resolution at a special general meeting, elect to dispense with the holding of an annual general meeting for (a) the year in which it is made and any subsequent year or years; (b) for a specified number of years; or (c) indefinitely.
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

 E.  TAXATION

The following discussion summarizes the material United States federal income tax, Bermuda tax and Liberian tax consequences to United States Holders, as defined below, of the purchase, ownership and disposition of common shares. This summary does not purport to deal with all aspects of United States federal income taxation and Bermuda taxation that may be relevant to an investor's decision to purchase our common shares, nor any tax consequences arising under the laws of any state, locality or other foreign jurisdiction.

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

Taxation of Our Shipping Income: In General

We anticipate that we will derive substantially all of its gross income from the use and operation of vessels in international commerce and that this income will principally consist of freights from the transportation of cargoes, charter hire from time or voyage charters and the performance of services directly related thereto, which is referred to herein as "shipping income".

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

For our 2018 taxable year, we believe that we satisfied the Publicly-Traded Test since its common shares were "primarily and regularly" traded on the NASDAQ Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2018 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
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
For purposes of determining the persons that own 5% or more of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2018 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own , directly or constructively, 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holders whose "functional currency" is other than the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement” or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

If we pay an "extraordinary dividend" on our common shares (generally, a dividend in an amount which is equal to or in excess of 10% of a shareholder's adjusted tax basis (or fair market value in certain circumstances) in the common shares) that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of such dividend.

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

Special rules may apply to a United States Holder who purchased shares before 2004 and did not make a timely QEF election or a mark-to-market election (as discussed below). Such United States Holders are encouraged to consult their tax advisors regarding the United States federal income tax consequences to them of the disposal of our common shares.

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

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

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

Our variable rate borrowings as of December 31, 2018, net of the amount subject to interest rate swap agreements, amounted to $1,185.3 million compared to $1,113.5 million as of December 31, 2017 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2018, the floating rate on a notional principal amount of $500 million (December 31, 2017: $500 million) was swapped to fixed rate.

As at December 31, 2018 and 2017, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2018	2017
Interest rate swaps - asset positions	5,424	2,864
Interest rate swaps - liability positions	—	1,914

As at December 31, 2018 and 2017, the weighted average fixed interest rate for our portfolio of interest rate swaps was 2.01% and 2.01%, respectively.

During 2018, we recorded a net gain on interest rate swaps of $5.6 million in the consolidated statement of operations, which resulted from realized gain (interest expense) of $1.1 million and unrealized gain of $4.5 million (change in the fair value). During 2017, we recorded a net loss on interest rate swaps of $0.5 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $1.7 million and unrealized gain of $1.2 million (change in the fair value).

As at December 31, 2018, our estimated interest expense until the maturity of our floating-rate long term debt based on the applicable three-month USD LIBOR of 2.80% plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2019	61,215	72,959	11,744
2020	36,271	43,260	6,989
2021	14,115	16,790	2,675
2022	4,796	5,741	945
2023	4,110	4,924	814
Thereafter	5,382	6,449	1,067
	125,889	150,123	24,234

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner, Euro and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Foreign currency Swap Agreements
As of December 31, 2018, we had contracts to swap USD to NOK for a notional amount of $5.1 million in addition to contracts to swap USD to EUR for a notional of $23.9 million. As of December 31, 2017, we had contracts to swap USD to NOK for a notional amount of $7.0 million. As of December 31, 2018, the fair value of our swaps was a payable of $0.5 million (2017: receivable of $83 thousand and a payable of $66 thousand). In 2018, we recorded total net loss on our foreign currency swaps of $0.6 million (2017: gains of $0.2 million).

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

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market.

As of December 31, 2018, we had outstanding bunker swap agreements for about 14.0 thousand metric tonnes (December 31, 2017: 36.0 thousand metric tonnes). As of December 31, 2018, the fair value of our bunker swaps was a receivable of $0.4 million and a payable of $0.8 million (2017: receivable of $0.8 million and a payable of $0.3 million). In 2018, we recorded total net gains on our bunker swaps of $0.9 million (2017: net gain of $0.9 million).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

Forward Freight Agreements

From time to time we may take positions in freight derivatives, mainly through forward freight agreements or FFA. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFA are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market. In 2018, we recorded a net gain on our portfolio of FFA of $5.3 million (2017: net gain of $517 thousand).

Please see Note 28 to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2018. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2018. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2018.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2018, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [Reserved]

ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT

The Board has determined that Mr. O'Shaughnessy, who is an independent director, is our audit committee's financial expert.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2018 and 2017 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2018	2017
Audit Fees (a)	1,000	1,049
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	1,000	1,049

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2017 and 2018 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced programs	Maximum amount in US$ that may yet be expected on share repurchases under programs
December 2018 (1)	445,000	$5.88	Yes	N/A
January 2018	2,000,000	(2)	N/A	N/A

(1) In December 2018, we announced a share buy-back program to purchase up to 6 million of our common shares. The buy-back program ends on December 20, 2019. The maximum amount to be paid per share is USD 9 or the equivalent in NOK if shares are purchased on the Oslo Stock Exchange. In December 2018, we acquired an aggregate of 445,000 shares in open market transactions. As of the date of this report, we have bought back an aggregate of 570,000 shares pursuant to the program.

(2) In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, we entered into a seller’s credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, Golden Behike was delivered to us and 2,000,000 shares were issued to satisfy the purchase price. In January 2018, Golden Monterrey was delivered to us and 2,000,000 shares were issued to satisfy the purchase price.

See Notes 27 and 31 to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, four of the five members of our board of directors are independent in accordance with NASDAQ rules.

Executive Sessions. NASDAQ requires that independent directors meet regularly in executive sessions at which only independent directors are present. As permitted under Bermuda law and our bye-laws, our board of directors does not hold executive sessions at which only independent directors are present.

Nomination of Directors. NASDAQ requires that independent directors select or recommend nominees for directors. As permitted under Bermuda law and our bye-laws, we do not currently require that independent directors select or recommend nominees for directors. Our board of directors, consisting of both independent and non-independent directors, is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee consisting solely of independent directors who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements. NASDAQ also requires that the audit committee have at least three members. As permitted under Bermuda law and our bye-laws, our audit committee consists of two members who currently meet the independence requirements of SEC Rule 10A-3.

Compensation Committee. NASDAQ requires that a listed U.S. company have a compensation committee composed solely of independent directors and having at least two members. NASDAQ requires that the compensation committee must determine, or recommend to the full board for determination, the compensation of the chief executive officer and all other executive officers. As permitted under Bermuda law and our bye-laws, we do not currently have a compensation committee and compensation of executive officers is not required to be determined by a committee composed of independent members.

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

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, consistent with Bermuda law and our bye-laws, our board of directors approves share issuances and the adoption of and material amendments to equity compensation plans.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-46 are filed as part of this annual report:

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
Dated: March 21, 2019

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited  and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of operations, consolidated statements of comprehensive (loss) income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2018 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 to the consolidated financial statements, in 2018 the Company changed the manner in which it accounts for marketable securities, the manner in which it accounts for revenue from contracts with customers and the manner in which it presents restricted cash and restricted cash equivalents in the statement of cash flows.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under item 15(b) of Golden Ocean Group Limited’s Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 21, 2019

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except per share data)

	2018	2017	2016
Operating revenues
Time charter revenues	331,469	233,007	91,407
Voyage charter revenues	322,804	225,769	159,108
Bareboat charter revenues	—	—	2,399
Other revenues	1,797	1,247	3,949
Total operating revenues	656,070	460,023	256,863

Gain (loss) on sale of assets and amortization of deferred gains	260	(312)	300
Other operating income (expenses), net	2,991	3,881	945

Operating expenses
Voyage expenses and commission	162,037	118,929	89,886
Ship operating expenses	151,626	132,198	105,843
Charter hire expenses	92,712	70,673	53,691
Administrative expenses	14,705	12,558	12,728
Provision for uncollectible receivables	—	—	1,800
Impairment loss on vessels	1,080	1,066	985
Depreciation	92,148	78,093	63,433
Total operating expenses	514,308	413,517	328,366

Net operating income (loss)	145,013	50,075	(70,258)

Other income (expenses)
Interest income	7,576	2,207	1,666
Interest expense	(75,108)	(59,840)	(45,511)
Share of results of associated companies, including impairment	512	4,620	(2,523)
Impairment loss on marketable equity securities	—	—	(10,050)
Gain (loss) on derivatives	11,165	145	(675)
Gain (loss) on marketable equity securities	(4,043)	—	—
Other financial items	(348)	501	(515)
Net other income (expenses)	(60,246)	(52,367)	(57,608)
Net income (loss) before income taxes	84,767	(2,292)	(127,866)
Income tax expense (credit)	232	56	(155)
Net income (loss)	84,535	(2,348)	(127,711)

Per share information:
Earnings (loss) per share: basic and diluted	$0.59	$(0.02)	$(1.34)

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Other Comprehensive (Loss) Income for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except per share data)

	2018	2017	2016
Comprehensive income (loss), net
Net income (loss)	84,535	(2,348)	(127,711)
Net changes related to marketable securities
Unrealized gain (loss)	—	3,036	(7,763)
Reclassification of loss to net income	—	—	10,050
Other comprehensive income	—	3,036	2,287

Comprehensive income (loss), net	84,535	688	(125,424)

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2018 and 2017
(in thousands of $)

	2018	2017
ASSETS
Current assets
Cash and cash equivalents	305,352	309,029
Restricted cash	20,272	8,110
Marketable securities	12,033	16,300
Trade accounts receivable, net	27,650	23,363
Other current assets	26,667	25,437
Related party receivables	3,990	1,990
Derivative instruments receivables	9,449	3,748
Inventories	28,154	20,142
Prepaid expenses	6,127	8,587
Voyages in progress	2,808	9,062
Favorable charter party contracts	18,732	18,732
Total current assets	461,234	444,500
Restricted cash	46,981	54,845
Vessels and equipment, net	2,406,456	2,215,003
Vessels under capital leases, net	1,165	2,061
Newbuildings	—	105,727
Favorable charter party contracts	16,221	34,954
Investments in associated companies	1,658	2,287
Other long term assets	17,639	10,681
Total assets	2,951,354	2,870,058
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	471,764	109,671
Current portion of obligations under capital leases	5,649	5,239
Derivative instruments payables	1,294	2,293
Related party payables	—	2,730
Trade accounts payables	7,752	5,401
Accrued expenses	26,643	24,304
Other current liabilities	28,398	32,089
Total current liabilities	541,500	181,727
Long-term liabilities
Long-term debt	877,278	1,134,788
Long-term related party debt	—	44,000
Obligations under capital leases	1,786	7,435
Other long term liabilities	7,278	8,059
Total liabilities	1,427,842	1,376,009
Commitments and contingencies
Equity
Share capital (2018:144,272,697 shares. 2017: 142,197,697 shares. All shares are issued and outstanding at par value $0.05)	7,215	7,111

Treasury shares	(2,643)	—
Additional paid in capital	233	454,694
Contributed capital surplus	1,786,451	1,378,824
Accumulated other comprehensive income	—	5,323
Retained deficit	(267,744)	(351,903)
Total equity	1,523,512	1,494,049
Total liabilities and equity	2,951,354	2,870,058

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016
(in thousands of $)

	2018	2017	2016

Net income (loss)	84,535	(2,348)	(127,711)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	92,148	78,093	63,433
Amortization of deferred charges	1,501	1,415	1,345
(Gain) loss on sale of assets and amortization of deferred gains	(260)	312	(300)
Loss on sale of marketable securities	—	—	203
Impairment loss on vessels and newbuildings	1,080	1,066	985
Equity award expenses (gain)	537	576	86
Equity results of associated companies, including impairment	(512)	(4,620)	381
Dividends received from associated companies	1,096	256	256
Impairment of associated companies	—	—	2,142
Gain on purchase of associated companies	—	—	(24)
Amortization of charter party-out contracts	18,733	19,333	27,277
Amortization of charter party-in contracts	(672)	(672)	(674)
Amortization of other fair value adjustments, net, arising on the Merger	10,019	10,360	9,434
Mark to market (gain) loss on derivatives	(6,700)	(1,851)	(3,363)
Mark to market (gain) loss on marketable securities	4,043	—	—
Provision for onerous contracts	299	29	(2,370)
Provision for uncollectible receivables	—	—	1,800
Impairment loss on marketable securities	—	—	10,050
Other	958	(1,020)	199
Changes in operating assets and liabilities, net:
Trade accounts receivable	(4,760)	(8,608)	(5,323)
Related party balances	(4,730)	1,281	1,883
Other receivables	(2,553)	(14,034)	5,255
Inventories	(8,012)	(2,188)	(2,797)
Voyages in progress	6,254	(5,064)	(2,308)
Prepaid expenses	2,226	(2,063)	(837)
Other long term assets	(3,040)	(3,634)	(5,365)
Trade accounts payables	2,352	2,519	348
Accrued expenses	2,289	6,543	(11)
Other current liabilities	(10,435)	17,336	2,715
Other long term liabilities	150	778	494
Net cash (used in) provided by operating activities	186,546	93,795	(22,797)
Investing activities
Dividends from associated companies	45	7,300	—
Dividends received from marketable equity securities	101	1,606	—
Payments received from seller credit receivable	1,875	—	—
Purchase of investment in associated companies	—	(1,000)	(754)
Additions to newbuildings	(147,855)	(152,130)	(267,341)

Purchase of vessels and equipment	(10,381)	(7,418)	(194)
Proceeds from sale of vessels	14,357	134,190	97,837
Proceeds from sale of marketable securities	663	—	125
Net cash provided by (used in) investing activities	(141,195)	(17,452)	(170,327)
Financing activities
Proceeds from long-term debt	270,000	75,000	142,200
Repayment of long-term debt	(241,789)	(163,770)	(22,219)
Repayment of capital leases	(5,239)	(4,858)	(15,749)
Debt fees paid	(1,200)	(308)	(898)
Net proceeds from share issuance	304	122,523	205,355
Share repurchases	(1,894)	—	—
Distributions to shareholders	(64,912)	—	—
Net cash provided by (used in) financing activities	(44,730)	28,587	308,689
Net change in cash, cash equivalents and restricted cash	621	104,930	115,565
Cash, cash equivalents and restricted cash at beginning of year	371,984	267,054	151,489
Cash, cash equivalents and restricted cash at end of year	372,605	371,984	267,054

Supplemental disclosure of cash flow information:
Interest expenses paid	73,068	55,920	38,075
Income taxes paid	10	4	6

Details of non-cash investing and financing activities in the year ended December 31, 2018, 2017 and 2016 are given in Note 30.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2018, 2017 and 2016
(in thousands of $, except number of shares)

	2018	2017	2016
Number of shares outstanding
Balance at beginning of year	142,197,697	105,965,192	34,535,128
Shares issued	2,075,000	36,232,505	71,430,612
Shares canceled	—	—	(548)
Balance at end of year	144,272,697	142,197,697	105,965,192

Share capital
Balance at beginning of year	7,111	5,299	1,727
Shares issued	104	1,812	3,572
Balance at end of year	7,215	7,111	5,299

Treasury shares
Balance at beginning of year	—	—	—
Shares repurchased	(2,643)	—	—
Balance at end of year	(2,643)	—	—

Additional paid in capital
Balance at beginning of year	454,694	201,864	—
Shares issued	17,540	252,254	201,783
Stock option expense	537	576	81
Transferred to contributed surplus	(472,538)	—	—
Balance at end of year	233	454,694	201,864

Contributed capital surplus
Balance at beginning of year	1,378,824	1,378,824	1,378,766
Distributions to shareholders	(64,912)	—	—
Restricted stock unit expense (income)	—	—	5
Stock option expense	—	—	53
Transferred from additional paid in capital	472,538	—	—
Balance at end of year	1,786,451	1,378,824	1,378,824

Other comprehensive income
Balance at beginning of year	5,323	2,287	—
Other comprehensive income, net	—	3,036	2,287
Adjustment on adoption of changes in ASC 825	(5,323)	—	—
Balance at end of year	—	5,323	2,287

Retained deficit
Balance at beginning of year	(351,903)	(349,555)	(221,844)
Adjustment on adoption of ASC 606	(5,698)	—	—
Adjustment on adoption of changes in ASC 825	5,323	—	—
Net (loss) income	84,535	(2,348)	(127,711)
Balance at end of year	(267,744)	(351,903)	(349,555)
Total equity	1,523,512	1,494,049	1,238,719

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

In 2017, we acquired 16 dry bulk vessels in transactions where we issued in aggregate 17.8 million consideration shares and assumed bank debt and seller credit loans of $285.2 million. Of the 16 acquired vessels, 14 were acquired from subsidiaries of Quintana Shipping Ltd., or Quintana, and two Panamax vessels were acquired from affiliates of Hemen Holding Limited, or Hemen. Also in 2017, we entered into agreements to acquire two Capesize vessels from Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for the vessels, we issued in aggregate 4.0 million consideration shares, paid $9.0 million in cash and assumed seller's credit loans of $43.0 million with an affiliate of Hemen.

Business
We own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 100,000 and 200,000 dwt, Panamax vessels, which are vessels between 65,000 and 100,000 dwt, and Ultramax vessels, which are between 55,000 and 65,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2018, we owned 67 dry bulk vessels. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama.

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

Revenue and expense recognition

Revenue Recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tools during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter charter revenues are recorded over the term of the charter as a service is provided. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90/95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.

The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract. We estimate demurrage or despatch at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the voyage charter contract.

In a voyage contract, we bear all voyage related costs such as fuel costs, port charges and canal tolls. To recognize costs incurred to fulfill a contract as an asset, the following criteria shall be met: (i) the costs relate directly to the contract, (ii) the costs generate or enhance resources of the entity that will be used in satisfying performance obligations in the future and (iii) the costs are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract. Costs incurred to obtain a contract, such as commissions, are also deferred and expensed over the same period. Costs related to the voyage which are incurred during the period between loading and discharging the cargo, are expensed as incurred.

For our vessels operating under revenue sharing agreements, or in pools, revenues and voyage expenses are pooled and allocated to each pool’s participants on a time charter equivalent income (“TCE”) basis in accordance with an agreed-upon formula. Revenues generated through revenue sharing agreements are presented gross when we are considered the principal under the charter parties with the net income allocated under the revenue sharing agreement presented as other operating income, net. For revenue sharing agreements that meet the definition of a lease, we account for such contracts as variable rate operating leases and recognize revenue for the applicable period based on the actual net revenue distributed by the pool.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

With reference to Note 3, we adopted the provisions of ASC 606 Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Prior to the adoption of ASC 606 Revenue from Contracts with Customers, voyage revenues were recognized ratably over the estimated length of each voyage and, therefore, were allocated between reporting periods based on the relative transit time in each period. Voyage expenses were recognized as incurred. We used a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

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

Earnings per share
Basic earnings per share is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Treasury shares are weighted for the portion of the period they are outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

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

Marketable securities
Our marketable securities are investments in equity securities with readily determinable fair values. These investments are measured at fair value and any resulting unrealized gains and losses are recorded in the consolidated statement of operations. Prior to the adoption of ASU 2016-01 Financial instruments in 2018, our marketable securities were considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses were recorded as a separate component of other comprehensive income in equity unless the securities were considered to be other than temporarily impaired, in which case unrealized losses were recorded in the consolidated statement of operations as impairment loss on marketable securities. The cost of available for sale securities was calculated on an average cost basis.

Derivatives
Our derivative instruments include interest-rate swaps, foreign currency swaps, forward freight agreements and bunker derivatives. These derivatives are considered to be economic hedges. However, none of these derivative instruments have been designated as hedges for accounting purposes. These transactions involve the conversion of floating rates into fixed rates over the life of the transactions without changes in the fair values are recognized as assets or liabilities. Changes in the fair value of these derivatives are recorded in Gain (loss) on derivatives in our consolidated statement of operations. Cash outflows and inflows resulting from economic derivative contracts are presented as cash flows from operations in the consolidated statement of cash flows.

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

Convertible bond
In January 2014, the Former Golden Ocean issued a $200 million convertible bond, which we assumed at the time of the Merger. It includes a loan component and an option to convert the loan to shares, which has not been bifurcated from the loan component and accounted for separately as it is indexed to our shares and would be classified as shareholders equity if it were a free standing derivative. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million is being amortized over the remaining life of the bond, and recorded as interest expense. A reacquisition of our outstanding debt securities is considered an extinguishment and the difference between the reacquisition price of debt and the net carrying amount of the extinguished debt is recognized in the consolidated statements of operations.

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Amortization of deferred charges is included in interest expense. Debt issuance costs are presented in the balance sheet as a direct deduction from the carrying amount of the related debt.

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

Other comprehensive income (loss):
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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), and has since modified the standard with several ASUs (collectively, the new lease standard). The standard is effective for us, and we will adopt the standard from January 1, 2019.

The new lease standard requires most lessees to report a right-of-use asset and a lease liability. The income statement recognition is similar to existing lease accounting and is based on lease classification. The new lease standard requires lessees and lessors to classify most leases using principles similar to existing lease accounting. For lessors, the new lease standard modifies the classification criteria and the accounting for sales-type and direct financing leases. The new lease standard provides entities two options for applying the modified retrospective approach, either (1) retrospectively to each prior reporting period presented in the financial statements with the cumulative-effect adjustment recognized at the beginning of the earliest comparative period presented or (2) retrospectively at the beginning of the period of adoption (January 1, 2019) through a cumulative-effect adjustment. We plan to adopt the standard by recognizing and measuring leases at the adoption date with a cumulative effect of initially applying the guidance recognized at the date of initial application.

The new standard provides for a number of optional practical expedients in transition. We expect to elect the “package of practical expedients” and as a result we would not be required to reassess under the new standard our prior accounting conclusions about lease identification, lease classification and initial direct costs. We do not expect to elect the use of hindsight for determining the reasonably certain lease term. We do not expect to elect the practical expedient pertaining to land easements as it is not applicable to us.

We expect the most significant judgments and impacts upon adoption of the standard to include the following items:

•
Upon adoption on January 1, 2019, we will recognize right-of-use assets and lease liabilities that have not previously been recorded. The lease liability for operating leases is based on the net present value of future minimum lease payments. The right-of-use asset for operating leases is based on the lease liability adjusted for the reclassification of certain balance sheet amounts such as deferred rent and prepaid rent. In addition, a liability of $4.1 million related to an unfavorable contract previously recognized as part of a business combination is expected to be derecognized and the right-of-use asset adjusted correspondingly. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 is expected to be recognized as a cumulative-effect adjustment to equity. Deferred and prepaid rent will not be presented separately after the adoption of the new lease standard.

•	The cumulative effects of initially applying the new lease standard on January 1, 2019 and for fiscal year 2019 is expected to be as follows:

•
The cumulative effect of initially applying the new lease standard on January 1, 2019 is estimated to be an increase in total assets of $170 million to $220 million and increase in total liabilities of $170 million to $220 million. The adoption of the standard is expected to have limited impact on total equity.

•	The aggregate impact is expected to result in an increase in Total operating expenses of $1 million to $10 million and a decrease in Net income of $1 million to $10 million in fiscal year 2019.

The new lease standard provides practical expedients and policy elections for an entity’s ongoing accounting. We do not expect to elect the practical expedient to not separate lease and non-lease components for all of our leases where we are the lessee. We will elect the short-term lease recognition exemption, which includes the recognition of right-of-use assets and lease liabilities for existing short-term leases at transition.

For arrangements where we are the lessor, we do not expect the adoption of the new lease standard to have a material impact on our financial statements as all of our leases are operating leases. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we will elect this expedient for our time charter contracts and thus not separate the non-lease component, or service element, from the lease. The adoption of the standard is also expected to impact the calculation of our value adjusted equity over value adjusted total assets financial covenants and our positive working capital financial covenants, as defined in the loan agreements of our loan facilities, as total assets and liabilities will increase with the adoption of the standard.

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

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, and Derivatives and Hedging , which changes the classification of certain equity-linked financial instruments with down round features. As a result, a free standing equity-linked financial instrument or an embedded conversion option would not be accounted for as a derivative liability at fair value as a result of existence of a down round feature. For freestanding equity classified financial instruments, the amendment requires the entities to recognize the effect of the down round feature when triggered in its earnings per share calculations. The standard is effective for fiscal years and interim periods within those fiscal years, beginning after December 15, 2018. We are currently not expecting any material impact as a result of the adoption of this accounting standard on our consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging, which is intended to align the results of the cash flow and fair value hedge accounting with the risk management activities of an entity. The amendments expand the hedge accounting for both financial and non-financial risk components and they reduce the operational burden of applying hedge accounting. The amendment enables the financial statements to reflect accurately the intent and outcome of its hedging strategies. The standard requires a modified retrospective transition method in which we will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the consolidated balance sheet as of the date of adoption. The Standard is effective for fiscal years beginning after December 15, 2018, and interim periods with those fiscal years. We are currently not expecting any material impact as a result of adoption of this accounting standard on our consolidated financial statements as we do not apply hedge accounting of our derivatives.

In August 2018, the FASB issued ASU No. 2018-13, Fair value measurement (Topic 820), which is intended to streamline the disclosures requirements on fair value measurements. Disclosures such as the amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation process for Level 3 fair value measurements were removed. Additional disclosures such as disclosure about changes in unrealized gains and losses included in the other comprehensive income for Level 3 fair value measurements, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements are required to be reported by the public entities. The amendment is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and early adoption is permitted. We are currently evaluating the impact of the adoption of the accounting standard on our consolidated financial statements.

Accounting Standards Updates, recently adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.

We adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, we recognized the cumulative effect of adopting this standard as a net adjustment amounting to $5.7 million to increase the opening balance of Accumulated Deficit as of January 1, 2018.

The time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts continue to be accounted as operating leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.

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

Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. When voyage revenues become billable, the receivable is recognized as "Trade accounts receivable, net". If at the reporting period the billable amount under the charter party exceeds the accrued revenue for a specific ongoing voyage, such an amount, or contract liability, would be recognized as deferred charter revenue under other current liabilities.

ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our consolidated statement position at January 1, 2018 from the adoption of ASC 606 was as follows:

Consolidated Balance Sheet

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	9,062	(3,584)	5,478
Other current assets (1)	25,437	2,554	27,991
Total assets	2,870,058	(1,030)	2,869,028

Liabilities
Other current liabilities (2)	32,089	4,668	36,757
Total liabilities	1,376,009	4,668	1,380,677

Stockholders' equity
Accumulated deficit	(351,903)	(5,698)	(357,601)
Total stockholder's equity	1,494,049	(5,698)	1,488,351
(1) Under ASC 606, the contract fulfillment costs are deferred as a current asset and amortized as the related performance obligations are satisfied. The adjustment to other current assets consists of primarily bunker expenses incurred to arrive at the load port for the voyages in progress as of January 1, 2018, and which were expensed in the first quarter of 2018.
(2) Under ASC 606, the adjustment under other current liabilities represents deferred charter revenue for consideration received or billed for undelivered performance obligations. As of January 1, 2018, we recorded a total adjustment of $8.3 million as unearned revenue related to ongoing voyages at period end, whereof $3.6 million and $4.7 million were credited to voyages in progress and other current liabilities, respectively. We recognized this revenue in the first quarter of 2018 as the performance obligations were met.

The impact of the adoption of ASC 606 on our consolidated balance sheets, consolidated income statements of operations and consolidated statements of cash flow for 2018 were as follows:
Consolidated Balance Sheet

	As of December 31, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	2,808	3,695	6,503
Other current assets	26,667	(2,289)	24,378
Total assets	2,951,354	1,406	2,952,760

Liabilities
Other current liabilities	28,398	(3,647)	24,751
Total liabilities	1,427,842	(3,647)	1,424,195
Stockholders' equity
Accumulated deficit	(267,744)	5,053	(262,691)
Total stockholder's equity	1,523,512	5,053	1,528,565
Consolidated Statements of Operations

	For the year ended December 31, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Voyage charter revenues	322,804	(911)	321,893

Voyage expenses and commission	162,037	265	162,302

Net income (loss)	84,535	(646)	83,889

Basic and diluted income (loss) per share	$0.59	$—	$0.59
Consolidated Statements of Cash Flows

	For the year ended December 31, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Net income (loss)	84,535	(646)	83,889
Change in operating assets and liabilities, other	102,011	646	102,657
Net cash provided by operating activities	186,546	—	186,546
Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. In 2018, we amortized an aggregate of $21.3 million of capitalized voyage expenses, or contract assets classified as other current assets. No impairment losses were recognized in the period.

In accordance with ASC 606, we have applied the practical expedient not to disclose the remaining performance obligations of a contract given that the original expected contract duration is less than one year. In accordance with ASC 606, we have applied the available exemptions not to disclose the nature of performance obligations and the remaining duration of performance obligations.

In January 2016, the FASB issued ASU 2016-01 Financial instruments, Overall (Subtopic 825-10), Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. As a result of the adoption of the standard, we present the change in the fair value of our marketable equity securities in our consolidated statements of operations. In our opening balance at January 1, 2018, we recognized a decrease of $5.3 million in accumulated deficit with a corresponding change in other comprehensive income. In 2018, we recognized a mark to market loss of $4.0 million of these equity securities.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update were applied using a retrospective transition method to each period presented. Other than presentation of certain distributions from equity method investments, previously presented as cash provided by investing activities, of $0.3 million and $0.3 million in 2017 and 2016, respectively, and currently presented as cash provided by operating activities, the adoption of this Update did not have a significant impact on these consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update were applied using a retrospective transition method to each period presented. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. In our beginning of period 2018, 2017 and 2016 balances, restricted cash of $63.0 million, $54.1 million and and $48.9 million, respectively, have been aggregated with cash and cash equivalents in the beginning of period line items at the bottom of the statements of cash flows for each period presented. Also as a result of the updated presentation requirements for previous years, net cash used in investing activities in 2017 and 2016 decreased by $8.8 million and $5.2 million, respectively. Refer also to "Note 10 Cash, cash equivalents and restricted cash" for the reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update did not have a material impact on our consolidated financial statements and related disclosures upon adoption.

4. INCOME TAXES

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

Singapore
We are eligible and participate under the Maritime Sector Incentive-Approved International Shipping Enterprise (MSI- AIS) award in Singapore. All qualified shipping income derived from the shipping activity in our Singapore subsidiary is exempt from taxation for the duration of our MSI-AIS approval. The MSI-AIS approval was in June 2015 for a period of ten years.

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

5. SEGMENT INFORMATION

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

For the year ended December 31, 2018, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $65.8 million. For the year ended December 31, 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $59.7 million. For the year ended December 31, 2016, two customers each accounted for 10 percent or more of our consolidated revenues in the amount of $34.5 million and $27.1 million, respectively.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2018	2017	2016
Net income (loss)	84,535	(2,348)	(127,711)

(in thousands)	2018	2017	2016
Weighted average number of shares outstanding - basic	144,132	125,019	95,238
Impact of stock options	302	—	—
Weighted average number of shares outstanding - diluted	144,434	125,019	95,238

The exercise of share options using the treasury stock method was dilutive in 2018, however they were anti-dilutive in 2017 and 2016. As a result, in 2017 and 2016, 324,338 and 84,000 shares, respectively, were excluded from the denominator in each calculation.

The conversion of the convertible bonds using the if-converted method was anti-dilutive as of December 31, 2018, 2017 and 2016. As of December 31, 2018, 2017 and 2016, 2,345,216, 2,264,173 and 2,268,860 shares, respectively, were convertible under the convertible bond loan.

In 2018, we acquired a total of 445,000 own shares which have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding by 10,466 shares in 2018.

In 2018, we paid $64.9 million in dividends, corresponding to a dividend per share of $0.45.

7. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2018	2017	2016
Net gain (loss) on sale of vessels	2	(570)	72
Amortization of deferred gains	258	258	228
	260	(312)	300

In 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million, gross, and we recognized an insignificant gain subsequent of a previous impairment loss in connection with the sale.

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

In August 2016, we sold Golden Lyderhorn, a 1999-built Panamax classified as a vessel held under capital lease, and a loss on the sale of $9.0 thousand was recorded subsequent of a previous impairment loss in connection with the sale.

In February 2016 and October 2016, we completed the sale of Front Caribbean and Front Mediterranean and gains of $68.0 thousand and $13.0 thousand were recorded, respectively.

8. IMPAIRMENT OF VESSELS

In 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million, gross. We recognized a $1.1 million impairment loss in connection with the sale and classified the vessel as held for sale as of June 30, 2018. The vessel was delivered to its new owner in August 2018.

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

9. LEASES

As of December 31, 2018, we leased in eight (2017: eight vessels) from Ship Finance and one vessel (2017: one vessel) from third parties. All of these vessels are leased under long-term time charters which are classified as operating leases.

Charter hire and office rent expense
The future minimum operating lease expense payments under our non-cancelable operating leases as of December 31, 2018 are as follows:

(in thousands of $)
2019	35,613
2020	35,709
2021	35,613
2022	32,590
2023	28,177
Thereafter	110,357
278,059

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis, net of amortization of unfavorable time charter contracts.

As of December 31, 2018, the future minimum rental payments include $3.6 million (2017: $2.3 million) in relation to office rent expenses and $274.5 million (2017: $311.2 million) in relation to charter hire expenses for leased in vessels.

During 2018, 2017 and 2016, the charter hire expense under operating leases, net of amortization of unfavorable time charter contracts-in were as follows:

(in thousands of $)	2018	2017	2016
Charter hire expenses, operating leases	93,384	71,345	54,365
Amortization of unfavorable time charter contracts-in	(672)	(672)	(674)
Charter hire expenses	92,712	70,673	53,691

With reference to Note 27, in April 2015 we agreed to a sale and leaseback transaction with Ship Finance for eight Capesize vessels that were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining three years, of which $7,000 is for operating expenses (including dry docking costs). In addition, 33% of our profit from revenues above the daily time charter rate for all eight vessels aggregated will be calculated and paid on a quarterly basis to Ship Finance. In addition, the daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. We have a purchase option of $112 million en-bloc after 10 years and, if such option is not exercised, Ship Finance has the option to extend the charters by three years at $14,900 per day. The minimum lease period has been assessed to 13 years. Contingent rental income (expense) was recorded in 2018, 2017 and 2016 as a reduction (increase) in charter hire expense of ($2.61) million, ($1.15) million and $0.41 million, respectively. In addition we recognized $244 thousand and $162 thousand in profit share expense in 2018 and 2017, respectively.

In February 2016, we and the lessor of the chartered-in vessel, Golden Hawk, agreed to reduce the daily rate to $11,200 from $13,200 for two years from February 20, 2016. We also agreed that we will reimburse the lessor when the 6-T/C Baltic Exchange Supramax Index exceeds the reduced daily rate in any day during the two-year period. The maximum reimbursed amount is capped at $1.75 million and on February 20, 2022 we will pay to the lessor the difference between the amount reimbursed and $1.75 million. As of December 31, 2018 the accumulated amount to be reimbursed under the contract is $1.75 million.

Rental income
As of December 31, 2018, we leased out 17 vessels on fixed time charter rates (2017 : 10 vessels) and 13 vessels (2017 : 15 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of December 31, 2018 are as follows:

(in thousands of $)
2019	62,339
2020	28,424
2021	8,208
2022	—
2023	—
Thereafter	—
98,971

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of December 31, 2018, the cost and accumulated depreciation of the 30 vessels which were leased out to third parties, were $1,375.7 million and $134.4 million, respectively. As of December 31, 2017, the cost and accumulated depreciation of the 25 vessels which were leased out to third parties, were $1,254.8 million and $103.3 million, respectively.

10. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2018, 2017 and 2016, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2018	2017	2016
Cash and cash equivalents	305,352	309,029	212,942
Short term restricted cash	20,272	8,110	315
Long term restricted cash	46,981	54,845	53,797
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	372,605	371,984	267,054

Amounts included in short-term and long-term restricted cash include primarily cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our recourse debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. Under our non-recourse debt facilities, we need to maintain free cash of $10 million. In addition, short-term restricted cash includes amounts required to be set aside by our margin calls on derivative positions and minor amounts secured for tax payments or for claims processes.

11. MARKETABLE EQUITY SECURITIES

Our marketable securities are equity securities recognized at fair value.

(in thousands of $)	2018	2017
Balance at start of year	16,300	6,524
Disposals during the year	(224)	—
Additions during the year	—	6,740
Unrealized gain (loss), net	(4,043)	3,036
Balance at end of year	12,033	16,300

Our marketable equity securities consist of an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In 2018, we sold 26,700 shares in our investment for an aggregate of $0.2 million. As of December 31, 2018, the fair value of our total investments in this company was $12.0 million.

In 2017, we entered into agreements to sell six Ultramax vessels to Scorpio Bulkers Inc. For one of the vessels we agreed to a partial settlement in the form of 910,802 consideration shares in the buyer. In 2018  we received a one-time cash compensation from the buyer of $0.4 million. This related to an agreement linked to the price development of the consideration shares. The cost price and fair value as of December 31, 2017 was $6.7 million for these shares. As of December 31, 2017, the fair value of our total investments in this company was $16.3 million.

12. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2018 are summarized as follows:

(in thousands of $)
Balance at December 31, 2015	7,946
Additions charged to income	199
Deductions credited to trade receivables	(7,193)
Balance at December 31, 2016	952
Additions charged to income	462
Deductions credited to trade receivables	(768)
Balance at December 31, 2017	646
Additions charged to income	81
Deductions credited to trade receivables	(390)
Balance at December 31, 2018	337

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

13. OTHER CURRENT ASSETS

(in thousands of $)	2018	2017
Agent receivables	4,383	4,794
Advances	1,055	664
Claims receivables	579	1,819
Other receivables	20,650	18,160
	26,667	25,437

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2018 and December 31, 2017.

14. VALUE OF CHARTER PARTY CONTRACTS

The value of charter-out contracts is summarized as follows:

(in thousands of $)	2018	2017	2016
Opening balance	53,686	76,099	103,376
Acquired time charter contracts from Quintana	—	(3,080)	—
Amortization charge	(18,733)	(19,333)	(27,277)
Total	34,953	53,686	76,099
Less: current portion	(18,732)	(18,732)	(22,413)
Non-current portion	16,221	34,954	53,686
In connection with the acquisition of vessels from Quintana in 2017, we acquired certain time charter-out contracts. The contracts were valued to net negative $3.1 million and were fully amortized as of December 31, 2017. Time charter revenues in 2018, 2017 and 2016 have been reduced by $18.7 million, $19.3 million and $27.3 million, respectively, as a result of the amortization of charter-out contracts.

The value of charter-out contracts will be amortized as follows:

(in thousands of $)
2019	18,732
2020	12,148
2021	4,073
Thereafter	—
34,953

The value of charter-in contracts is summarized as follows:

(in thousands of $)	2018	2017	2016
Opening balance	4,798	5,470	6,144
Amortization charge	(672)	(672)	(674)
Total	4,126	4,798	5,470
Less: current portion	(672)	(672)	(672)
Non-current portion	3,454	4,126	4,798

The current and non-current portion of the value of unfavorable charter-in contracts is recorded in other current liabilities and long term liabilities, respectively. Charter hire expenses in 2018, 2017, and 2016, have been reduced by $0.7 million, $0.7 million and $0.7 million, respectively, as a result of the amortization of unfavorable charter-in contracts.

The value of unfavorable charter-in contracts will be amortized as follows:

(in thousands of $)
2019	672
2020	674
2021	672
2022	672
2023	672
Thereafter	764
4,126

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2016	1,873,795	(114,856)	1,758,939
Additions	447,497	—	447,497
Disposals	(148,908)	8,403	(140,505)
Transfer from newbuildings	227,336	—	227,336
Impairment loss	(1,066)	—	(1,066)
Depreciation	—	(77,198)	(77,198)
Balance at December 31, 2017	2,398,654	(183,651)	2,215,003
Additions	44,562	—	44,562
Disposals	(16,170)	1,813	(14,357)
Transfer from newbuildings	253,581	—	253,581
Impairment loss	(1,080)	—	(1,080)
Depreciation	—	(91,253)	(91,253)
Balance at December 31, 2018	2,679,547	(273,091)	2,406,456

At December 31, 2018, we owned three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes (at December 31, 2017: three Newcastlemaxes, 29 Capesizes, 28 Panamaxes and two Ultramaxes).

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, for $14.7 million with delivery in August 2018. An impairment loss of $1.1 million was recognized related to the sale of the vessel. Refer also to Note 8 Impairment of vessels.

In October 2017 and with reference to Note 27, we agreed to acquire two modern Capesize vessels from Hemen, our largest shareholder, with a purchase price of $43.0 million for each vessel. As settlement of the purchase price for each vessel, we entered into seller's credit loans with an affiliate of Hemen for $21.5 million, respectively. The remaining part of the purchase price consisted of $4.5 million of cash and 2,000,000 of newly-issued common shares of the Company. In November 2017, one of the vessels was delivered to us and $40.7 million was capitalized in purchase price for the vessel. The second vessel was delivered to us in January 2018 and we capitalized $43.4 million in purchase price for the vessel.

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

Total depreciation expense was $92.1 million, $78.1 million and $62.5 million in 2018, 2017 and 2016, respectively.

16. VESSELS UNDER CAPITAL LEASE, NET

(in thousands of $)
Balance at December 31, 2016	2,956
Depreciation	(895)
Balance at December 31, 2017	2,061
Depreciation	(896)
Balance at December 31, 2018	1,165

The outstanding obligations under capital leases at December 31, 2018 are payable as follows:

(in thousands of $)
2019	5,944
2020	1,791
Thereafter	—
Minimum lease payments	7,735
Less: imputed interest	(300)
Present value of obligations under capital leases	7,435

As of December 31, 2018, we held one vessel under capital lease (December 31, 2017: one vessel). The lease is for an initial term of 10 years. The remaining period of the lease at December 31, 2018 is two years (December 31, 2017: three years).

As of December 31, 2018, we had the following purchase options for the one vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	April 2019	36,250
Golden Eclipse	April 2020	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor (Golden Eclipse).

17. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings is nil at December 31, 2018 (December 31, 2017: five Capesize dry bulk newbuildings).

Movements in the two years ended December 31, 2018 are summarized as follows:

Balance at December 31, 2016	180,562
Installments and newbuilding supervision fees paid	152,501
Transfers to Vessels and Equipment	(227,336)
Balance at December 31, 2017	105,727
Installments and newbuilding supervision fees paid	147,855
Transfers to Vessels and Equipment	(253,582)
Balance at December 31, 2018	—

In January and February 2018, we took delivery of the Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus, five Capesize dry bulk newbuildings, and paid in total final installments of $144.6 million and other capitalized costs of $3.2 million.

In September 2017, we took delivery of the Golden Nimbus, a Capesize newbuilding, and paid a final installment and other capitalized costs of $29.3 million.

In February, 2017, we took delivery of the Golden Surabaya and Golden Savannah, two Capesize dry bulk newbuildings, and paid final installments and other capitalized costs of $67.7 million in total.

In January 2017, we took delivery of the Golden Virgo and Golden Libra, two Ultramax dry bulk newbuildings, and paid final installments and other capitalized costs of $31.3 million in total.

During 2017, we also paid and capitalized in aggregate pre-delivery installments of $19.5 million and other capitalized costs of $4.7 million.

18. EQUITY METHOD INVESTMENTS

As at December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2018	2017
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Golden Opus Inc. ("G. Opus")	—	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

Movements in equity method investments for the years ended December 31, 2018 and 2017 are summarized as follows:

(in thousands of $)	G. Opus	UFC	Seateam	CCL	Total
At December 31, 2016	2,872	621	731	—	4,224
Distributions received from associated companies	(7,300)	—	(257)	—	(7,557)
Share of income / (loss)	3,473	827	320	—	4,620
Equity contribution	1,000	—	—	—	1,000
At December 31, 2017	45	1,448	794	—	2,287
Distributions received from associated companies	(45)	(825)	(271)	—	(1,141)
Share of income / (loss)	—	149	363	—	512
At December 31, 2018	—	772	886	—	1,658
The following tables include summarized financial information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

(in thousands of $)	G. Opus		UFC		Others		Total
	2018	2017	2018	2017	2018	2017	2018	2017
Current assets	—	119	1,785	4,125	13,233	9,867	15,018	14,111
Non current assets	—	—	—	—	412	389	412	389
Total assets	—	119	1,785	4,125	13,645	10,256	15,430	14,500

Current liabilities	—	29	239	1,227	9,631	6,521	9,870	7,777
Long-term liabilities	—	—	—	—	24	35	24	35
Stockholders' equity	—	90	1,544	2,898	3,990	3,700	5,534	6,688

Percentage of ownership in equity investees	50%		50%		*
Equity investment of associated companies	—	45	772	1,448	886	821	1,658	2,314

Consolidation and reconciling adjustments:
Other	—	—	—	—	—	(27)	—	(27)
Investment in equity investees	—	45	772	1,448	886	794	1,658	2,287

(in thousands of $)	G. Opus			UFC			Others
	2018	2017	2016	2018	2017	2016	2018	2017	2016
Total operating revenue	—	3,817	4,262	10,956	7,413	9,591	9,536	8,815	8,391
Gain sale of vessel	—	7,166	—	—	—	—	—	—	—
Total operating expense	—	(3,324)	(4,905)	(10,589)	(5,914)	(9,885)	(7,886)	(7,063)	(6,576)
Net operating (loss) income	—	7,659	(643)	367	1,499	(294)	1,650	1,752	1,815
Net (loss) income	—	6,945	(1,299)	297	1,654	(297)	1,626	1,633	1,611

Percentage of ownership in investees	50%			50%			*
Equity in net income (loss) of associated companies	—	3,473	(650)	149	827	(149)	363	362	357

Consolidation and reconciling adjustments:

Other	—	—	(44)	—	—	—	—	(42)	105
Equity in net income (loss) of associated companies	—	3,473	(694)	149	827	(149)	363	320	462

Impairment loss on investment	—	—	(2,142)	—	—	—	—	—	—
Total equity in net income (loss) of associated companies including impairment losses	—	3,473	(2,836)	149	827	(149)	363	320	462

							Total
							2018	2017	2016
Total operating revenue							20,492	20,045	22,244
Gain sale of vessel							—	7,166	—
Total operating expense							(18,475)	(16,301)	(21,366)
Net operating (loss) income							2,017	10,910	878
Net (loss) income							1,923	10,232	15

Equity in net income (loss) of associated companies							512	4,662	(442)

Consolidation and reconciling adjustments:

Other							—	(42)	61
Equity in net income (loss) of associated companies							512	4,620	(381)

Impairment loss on investment							—	—	(2,142)
Total equity in net income (loss) of associated companies including impairment losses							512	4,620	(2,523)
*Calculation based on a percentage range between 22.19% and 25%

In 2017, Golden Opus Inc. sold its only asset (the vessel MV Golden Opus) to an unrelated third party and repaid its outstanding bank debt. Following these transactions, Golden Opus Inc. distributed $7.3 million in cash to each of the two joint venture partners, respectively. In 2018 Golden Opus Inc. was dissolved.

In 2018, cash dividends received from equity method investees amounted to $1.1 million (2017: $7.6 million, 2016: $0.3 million).

In April 2016, we purchased an additional 5,156 ordinary shares at par value of S$1 in Seateam. The purchase increased the stake of the Company from 21.25% to 22.19%. The net asset value per share at the date of the purchase was $5.47 and resulted in a gain on purchase of $24 thousand recognized in other financial items.

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

19. OTHER LONG TERM ASSETS

(in thousands of $)	2018	2017
Seller's credit receivable long-term portion	—	1,500
Deferred tax asset	119	294
Prepaid charter hire expenses (straight-lining of lease expense)	12,588	8,887
Capitalized project costs	4,932	—
Other long term assets	17,639	10,681

With reference to Note 27, in the third quarter of 2015 eight vessels were sold and leased back from Ship Finance for a period of 10 years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining six years, including the three years optional period of the vessel owner. We have straight lined the total charter hire expense over the lease term of 13 years. An amount of $3.7 million was credited to charter hire expenses in 2018 (2017: $3.7 million), with the corresponding asset presented as part of other long term assets.

The seller's credit receivable originates from a sale of a vessel in 2009. In November 2018, we agreed to a settlement of the remaining outstanding amount of $1.5 million. A $125 thousand discount was provided and a loss of the same amount was recorded.

In 2018 we capitalized costs of $4.9 million related to installation costs for scrubber and ballast water treatment systems.

In 2018, 2017 and 2016, we recognized total interest income on the seller's credit of $15.8 thousand, $21.1 thousand and $0.2 million, respectively.

20. DEBT

(in thousands of $)	2018	2017
$33.9 million term loan	—	24,317
$82.5 million term loan	—	35,733
$284.0 million term loan	168,320	190,870
$420.0 million term loan	331,795	352,432
$425.0 million term loan	347,154	220,868
$102.7 million term loan	94,225	102,765
$73.4 million term loan	60,199	67,739
$80.2 million term loan	67,669	74,814
$120.0 million term loan	115,932	—
Total U.S. dollar denominated floating rate debt	1,185,294	1,069,538
U.S. dollar denominated fixed rate debt	167,382	178,856
Deferred charges	(3,634)	(3,935)
Total debt	1,349,042	1,244,459
Less: current portion	(471,764)	(109,671)
	877,278	1,134,788

Movements in 2018 and 2017 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Deferred charges	Total
Balance at December 31, 2016	886,468	177,300	(5,350)	1,058,418
Loan repayments	(154,666)	(9,104)	—	(163,770)
Loan draw downs	337,736	—	—	337,736
Amortization of purchase price adjustment	—	10,360	—	10,360
Convertible bond loss on extinguishment	—	300	—	300
Amortization of capitalized fees and expenses	—	—	1,415	1,415
Balance at December 31, 2017	1,069,538	178,856	(3,935)	1,244,459
Loan repayments	(154,244)	(22,049)	—	(176,293)
Loan draw downs	270,000	—	—	270,000
Amortization of purchase price adjustment	—	10,019	—	10,019
Convertible bond loss on extinguishment	—	556	—	556
Capitalization of debt issuance cost, net of amortization	—	—	301	301
Balance at December 31, 2018	1,185,294	167,382	(3,634)	1,349,042

$120.0 million credit facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $65.1 million.

In 2017, we acquired 14 vessels from Quintana. The vessels were acquired by a newly-established wholly-owned non-recourse subsidiary. In connection with the acquisition we assumed obligations under the three non-recourse loan facilities; $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility.

$102.7 million credit facility
We assumed this debt of $102.7 million, net of a $6.4 million prepayment, as a result of the acquisition of five vessels from Quintana in 2017. This facility financed five vessels and bears interest of LIBOR plus a margin of 3.0%. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Two of the tranches under the facility mature in January 2020, with a balloon payment of in total $25.4 million. The remaining three tranches mature in October 2021 with balloon payments of in total $54.2 million.

As of December 31, 2018, $94.2 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by two of our Capesize vessels and three Panamax vessels.

$73.4 million credit facility
We assumed this debt of $73.4 million as a result of the acquisition of five vessels from Quintana in 2017. This facility financed five vessels and bears interest of LIBOR plus a margin in the range between 2.75% - 3.25% depending on the vessel. Repayments are made on a quarterly basis from the third quarter of 2019 onward. Four of the tranches under the facility mature in December 2019, with an aggregated balloon payment of $34.0 million and the fifth tranche matures in January 2022 with a balloon payment of $19.4 million.

During 2018, $7.5 million was repaid under this facility. As of December 31, 2018, $60.2 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by one of our Capesize vessels and four Panamax vessels.

$80.2 million credit facility
We assumed this debt of $80.2 million as a result of the acquisition of four vessels from Quintana in 2017. This facility financed four vessels and bears interest of LIBOR plus a margin in the range between 2.75% - 3.35% depending on the vessel. Repayments are made on a quarterly basis from the third quarter of 2019 onward. One of the tranches under the facility matures in October 2019, with a balloon payment of $9.9 million, two of the tranches mature in November 2019 with an aggregated balloon payment of $29.7 million and the fourth tranche matures in November 2021 with a balloon payment of $21.7 million.

During 2018, $7.1 million was repaid under the facility. As of December 31, 2018, $67.7 million was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by one of our Newcastlemax vessels, two Capesize vessels and one Panamax vessel.

$284.0 million credit facility
This facility initially financed 19 vessels and bears interest of LIBOR plus a margin of 2.0%. Repayments are made on a quarterly basis, each in an amount $3.2 million, with a balloon payment of $158.6 million on the final maturity date on December 31, 2019.

During 2018, $22.6 million (2017: $67.7 million) was repaid and there have been no draw downs (2017: nil). As of December 31, 2018, $168.3 million (2017: $190.9 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2018, this facility was secured by two (2017: two) of our Capesize vessels, 11 (2017: 12) Panamax vessels and two (2017: two) Ultramax vessels.

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

During 2018, $20.6 million (2017: $36.1 million) was repaid and there have been no draw downs (2017: nil). As of December 31, 2018, $331.8 million (2017: $352.4 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 (2017: 14) of our Capesize vessels.

With reference to Note 31, in February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

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

During 2018, $23.7 million (2017: $20.9 million) was repaid and we have drawn down a total of $150.0 million (2017: $75.0 million) on delivery of five Capesize bulk carriers (2017: three Capesize vessels). As of December 31, 2018, $347.2 million (2017: $220.9 million) was outstanding under this facility and there was no available, undrawn amount. As of December 31, 2017 and 2018, there were no deferred repayments under this facility following the termination of amended terms in October 2017, as discussed below. At December 31, 2018, this facility was secured by 14 (2017: nine) of our Capesize vessels.

$33.9 million credit facility
This facility financed two vessels and had interest of LIBOR plus a margin of 2.75%. Repayments were made on a quarterly basis, each in an amount $0.6 million, with a balloon payment of $23.8 million on the final maturity date of May 27, 2018. In June 2018, we repaid the balloon payment in full.

$82.5 million credit facility
This facility financed six vessels and beared interest of LIBOR plus a margin of 2.75%. Repayments was made on a quarterly basis, each in an amount $1.2 million, with a balloon payment of $34.5 million on the final maturity date on October 31, 2018. In June 2018, we repaid the balloon payment in full.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under our recourse debt facilities, the aggregate value of the collateral vessels shall not fall below 125% or 135% of the loan outstanding, depending on the facility. We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $66.7 million of cash and cash equivalents as at December 31, 2018 (December 31, 2017: $60.6 million) and this is classified under restricted cash. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

Pursuant to the loan agreements, our wholly-owned non-recourse subsidiary, which owns the vessels acquired from Quintana in 2017 is prohibited from paying dividends to us. During the repayment holiday period through June 2019, we are required under the loan agreements to satisfy financial covenants including $10 million minimum cash and 105% minimum value covenant. Thereafter, the financial covenants under these loans will include 25% market adjusted equity, $10 million minimum cash and 125-135% minimum value covenant.

Further, according to the agreements with the lenders of the acquired vessels from Quintana in 2017, we made a $17.4 million pre-payment of the debt in exchange for no mandatory debt repayment until July 2019. In the period prior to July 2019, a cash sweep mechanism is put in place whereby if certain conditions are met, we will pay down on the deferred repayment amount of $40.6 million. The cash sweep is calculated semi-annually with first potential payment following the end of the first quarter of 2018. In 2018, we prepaid in aggregate $23.2 million of deferred repayments based on the cash sweep mechanism under these facilities.

As of December 31, 2018 and December 31, 2017, we were in compliance with our covenants.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5 year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond has no regular repayments, matured and was repaid in full on January 30, 2019. There are no financial covenants in the convertible bond agreement. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The conversion price at December 31, 2018 was $83.52 (December 31, 2017: $88.15) per share. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million, adjusted for any bond repurchases, is amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond will have a value of $200 million on maturity, adjusted for any bond repurchases. As of December 31, 2018, 2,394,636 (December 31, 2017: 2,268,860) new shares would be issued if the bonds were converted at the current price of $83.52 (December 31, 2017: $88.15).

In 2018, we acquired a total of $22.4 million (2017: $9.4 million) in nominal value of our outstanding convertible bond at an average price of 97.96% of par value, reducing the outstanding convertible debt balance with an aggregate amount of $31.8 million as of December 31, 2018. As a result of these transactions we recognized a loss of $0.6 million in 2018, presented under other financial items.

During 2018, $10.0 million (2017: $10.4 million, 2016: $9.5 million) was amortized and recorded as interest expense.

Seller's credit
See Note 27 for a discussion of related party seller credits entered into in 2017 and 2018 in relation to vessels acquisitions from affiliates of Hemen.

Deferred charges
Debt issuance costs of $3.6 million at December 31, 2018 (2017: $3.9 million) are presented as a deduction from the carrying amount of our debt.

The outstanding debt as of December 31, 2018 is repayable as follows:

(in thousands of $)
2019	472,582
2020	379,677
2021	390,269
2022	27,576
2023	8,136
Thereafter	75,255
1,353,495
Purchase price adjustment of Convertible bond, and deferred charges	(4,453)
1,349,042

Current portion of long-term debt
As of December 31, 2018, our current portion of long-term debt was $471.8 million. This amount included $167.4 million in carrying value of our convertible bond which was fully repaid on maturity in January 2019, $168.3 million related to our $284.0 million facility with maturity on December 31, 2019, $76.1 million related to financing of seven vessels under two of the non-recourse loans with maturity in the fourth quarter of 2019 and $60.0 million in ordinary debt repayments. As a result of our current portion of long-term debt of $471.8 million, total current assets less total current liabilities were negative by $80.3 million as of December 31, 2018. In addition, we have $41.3 million in debt due for repayment during the first quarter of 2020. U.S. GAAP requires management to evaluate whether there are conditions or events that indicate substantial doubt about our ability to meet our financial obligations as they become due within one year after the date these financial statements are issued. Maturity of current portion of long-term debt and repayments due during the first quarter of 2020 are conditions that could raise such doubt. Management's evaluation does initially not take into consideration the potential mitigating effect of our plans that have not been fully implemented as of the date the financial statements are issued. Although we do not currently have the liquidity to fund all current portion of long-term debt and repayments due during the first quarter of 2020, this debt is secured by certain of our vessels and we expect to access the bank lending market to refinance the loans maturing in 2019 with our current banks. At the date of this annual report, we are in the process of refinancing our three non-recourse loan facilities and plan to refinance our $284.0 million credit facility prior to its maturity in December 2019.

We believe it is probable that we will be able to implement our refinancing plan, based on the existing level of collateral of the assets and we have a long proven history of refinancing our debt, most recently illustrated by the new $120.0 million loan facility described above.

Assets pledged
As of December 31, 2018, sixty-seven vessels (2017: fifty-nine vessels) with an aggregate carrying value of $2,404.5 million (2017: $2,130.0 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2018 and 2017 was 2.43%, and 2.69% respectively. Our fixed rate debt bears interest of 3.07% per annum.

21. ACCRUED EXPENSES

(in thousands of $)	2018	2017
Voyage expenses	10,223	7,388
Ship operating expenses	7,546	6,937
Administrative expenses	1,200	1,510
Tax expenses	76	9
Interest expenses	7,598	8,460
	26,643	24,304

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2018	2017
Deferred charter revenue	20,011	21,704
Deferred gain on sale and leaseback	258	258
Unfavorable charter party-in contracts	672	672
Payroll and Employee Tax accruals	548	488
Other current liabilities	6,909	8,967
	28,398	32,089

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2018	2017
Interest rate swaps	5,424	2,864
Foreign currency swaps	—	83
Bunker derivatives	433	801
Forward freight agreements	3,592	—
Asset Derivatives - Fair Value	9,449	3,748

(in thousands of $)	2018	2017
Interest rate swaps	—	1,914
Foreign currency swaps	536	66
Bunker derivatives	758	313
Liability Derivatives - Fair Value	1,294	2,293

During 2018, 2017 and 2016, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2018	2017	2016
Interest rate swaps	Interest income (expense)	1,089	(1,705)	(1,807)
	Unrealized fair value gain (loss)	4,474	1,225	(38)
Foreign currency swaps	Realized gain (loss)	(494)	204	(3)
	Unrealized fair value gain (loss)	(59)	25	(27)
Forward freight agreements	Realized gain (loss)	1,687	(517)	42
	Options	3,592	—	—
Bunker derivatives	Realized gain (loss)	1,584	622	(1,518)
	Unrealized fair value gain (loss)	(708)	291	2,676
		11,165	145	(675)

24. OTHER LONG TERM LIABILITIES

(in thousands of $)	2018	2017
Deferred gain on sale and leaseback	2,227	2,485
Other long term liabilities	5,051	5,574
	7,278	8,059

25. SHARE CAPITAL

Authorized share capital:
(in thousands of $ except per share amount)	2018	2017
200 million common shares of $0.05 par value	10,000	7,500

In September 2018, at our Annual General Meeting, the shareholders approved to increase our authorized share capital from $7,500,000 divided into 150,000,000 common shares of $0.05 par value to $10,000,000 divided into 200,000,000 common shares of $0.05 par value.

Issued and fully paid share capital:
(number of shares of $0.05 each)	2018	2017
Balance at start of year	142,197,697	105,965,192
Shares issued:
- equity offerings	—	16,372,505
- issue of consideration shares to Quintana	—	14,500,000
- issue of consideration shares to Hemen	2,000,000	5,300,000
- settlement of options	75,000	60,000
Balance at end of year	144,272,697	142,197,697

With reference to Note 15 and Note 27, and in relation to the 14 vessels acquired from Quintana and three vessels acquired from affiliates of Hemen in 2017, we issued, in the aggregate, 14,500,000 and 5,300,000 consideration shares, respectively. In 2018, we issued an additional 2,000,000 considerations shares in relation to delivery of one vessel delivered in January 2018.

In 2018, we issued in total 75,000 shares and received $0.3 million in proceeds respectively in relation to our 2016 share option plan.

In December 2017, we issued 60,000 shares and received $0.3 million in proceeds in relation to our 2016 share option plan.

In October 2017, we completed an equity offering raising gross proceeds of approximately $66 million through the issuance of 7,764,705 shares.

In March 2017, we completed an equity offering raising gross proceeds of approximately $60 million through the issuance of 8,607,800 shares.

As at December 31, 2018, 144,272,697 common shares were outstanding (December 31, 2017: 142,197,697 common shares).

26. SHARE OPTIONS

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

•	Expected Forfeitures: We expect that there will be no forfeitures of non-vested shares options during the terms.

The following table summarizes the unvested option activity for the year ended December 31, 2018 and 2017:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Outstanding as of December 31, 2016 - Unvested	700,000	700,000	$4.20	$2.47
Granted	—	—
Exercised	60,000	60,000	$4.20	$2.47
Exercisable	173,333	173,333	$4.20	$2.47
Forfeited	—	—	—	—
Outstanding as of December 31, 2017 - Unvested	466,667	466,667	$4.20	$2.47
Granted	—	—
Exercised	75,000	75,000	$4.02	$2.47
Exercisable	158,334	158,334	$3.75	$2.47
Forfeited	20,000	20,000	$3.75	$2.47
Outstanding as of December 31, 2018 - Unvested	213,333	213,333	$3.75	$2.47

The following table summarizes certain information about the options outstanding as of December 31, 2018 and 2017:

	Options Outstanding and Unvested, December 31, 2018			Options Outstanding and Exercisable, December 31, 2018
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$3.75	213,333	$3.75	0.86	158,334	$3.75	0.86

	Options Outstanding and Unvested, December 31, 2017			Options Outstanding and Exercisable, December 31, 2017
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$4.20	466,667	$4.20	1.86	173,333	$4.20	1.86

For the year ended December 31 2018 and 2017 the share based compensation was $0.5 million and $0.6 million, respectively, and is included in "Administrative expenses" in the consolidated statement of operations. With reference to Note 25, we issued 75,000 shares in 2018 following the exercise of share options in 2018.

As at December 31, 2018 and 2017, the estimated cost relating to non-vested share options not yet recognized was $0.5 million and $1.1 million, respectively.

With reference to Note 31 and declaration of dividends in February 2019, the exercise price will be adjusted to $3.70 per share.

27. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, consisting of companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd and its subsidiaries (referred to as "Frontline"), Ship Finance International Ltd (referred to as "Ship Finance") and Seatankers Management Co. Ltd and companies affiliated with it (referred to as "Seatankers"). We may also transact business with our associated companies.

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

We are the commercial manager for 14 (2017: 14) dry bulk and 14 (2017: eight) container vessels owned and operated by Ship Finance. Pursuant to the management agreements, we receive $125 per day per vessel for managing seven of the 14 dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels (2017: $125 per day per vessel for managing the seven dry bulk vessels, 2016: $125 per day per vessel for managing the seven dry bulk vessels) and $75 per day per vessel for managing the fourteen container vessels (2017: $75 per day per vessel for managing the eight container vessels, 2016: $75 per day per vessel for managing the nine container vessels).

Seatankers

We are the commercial manager of 14 (2017: 20) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2017: $125, 2016: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short term time charters.

Capesize Chartering

In February 2015, Capesize Chartering Ltd, or CCL, a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a revenue sharing agreement. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. As of December 31, 2018, 22 of our Capesize vessels were under the revenue sharing agreement.

United Freight Carriers

United Freight Carriers LLC, or UFC, is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

Management Agreements

Technical Supervision Services

We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $30,336 per vessel (2017: $30,555 per vessel). This fee is subject to annual review. Frontline Management also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management

The ship management of our vessels is provided by external ship managers, except for twenty-one (2017: twenty) vessels, which is provided by SeaTeam Management Pte. Ltd, a company in which we own 22.2% and is a subsidiary of Frontline.

Other Management Services

We aim to operate efficiently through utilizing Frontline or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. We receive certain services in relation to management of our Sarbanes Oxley compliance. We receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. We may also provide certain financial management services to companies with the same main shareholder.

Acquisition of vessels from affiliates of Hemen

In October 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen, our largest shareholder, at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, the Company entered into a seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels, Golden Behike, was delivered to us and 2,000,000 shares were issued to satisfy the purchase price. The second vessel, Golden Monterrey, was delivered to us in January 2018 and 2,000,000 shares were issued to satisfy the purchase price.

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

In connection with the agreements to acquire two Capesize vessels from affiliates of Hemen in October 2017, we entered into non-amortizing seller's credit loans with an affiliate of Hemen for 50% of the purchase price of each vessel. Each loan bears interest at LIBOR plus a margin of 3.00% per annum and matures three years after delivery of each vessel. Following the delivery of Golden Behike in 2017 and Golden Monterrey in 2018, we assumed a total of $43.0 million in a seller's credit loans related to the vessels.

In 2018, we repaid the full outstanding amount of $65.5 million under the seller's credit loans in connection with the new $120.0 million loan facility agreed in May 2018. Refer also to in Note 20 for additional information.

A summary of long-term balances owed to related parties as of December 31, 2018 and 2017 is as follows:

(in thousands of $)	2018	2017
Hemen	—	44,000
	—	44,000

A summary of net amounts charged by related parties in 2018, 2017 and 2016 is as follows:

(in thousands of $)	2018	2017	2016
Frontline Ltd	3,687	4,210	6,521
Ship Finance International Limited	29,484	27,977	25,564
Seateam Management Pte Ltd	3,783	3,103	2,638
Seatankers Management Co Ltd	12,325	9,696	4,216
Golden Opus Inc	—	1,286	1,114
Capesize Chartering Ltd	62	57	98
Affiliates of Hemen	1,338	634	—
	50,679	46,963	40,151

Net amounts charged by related parties comprise general management and commercial management fees, charter hire , newbuilding supervision fees, interest costs and newbuilding commission fees.

A summary of net amounts charged to related parties in 2018, 2017 and 2016 is as follows:

(in thousands of $)	2018	2017	2016
Ship Finance International Limited	793	738	795
Seatankers Management Co Ltd	681	933	957
United Freight Carriers LLC	—	—	150
Northern Drilling Ltd	28	—	—
Capesize Chartering Ltd	2,557	3,368	945
	4,059	5,039	2,847

Net amounts charged to related parties mainly comprise commercial management fees.

A summary of balances due from related parties as of December 31, 2018 and 2017 is as follows:

(in thousands of $)	2018	2017
Capesize Chartering Ltd	6	—
Frontline Ltd	3,192	1,095
United Freight Carriers	163	—
Ship Finance International Ltd	91	60
Seatankers Management Co Ltd	538	825
Golden Opus Inc	—	10
	3,990	1,990

A summary of short-term balances owed to related parties as of December 31, 2018 and 2017 is as follows:

(in thousands of $)	2018	2017
Capesize Chartering Ltd	—	879
Frontline Ltd	—	1,822
Seatankers Management Co Ltd	—	—
Golden Opus Inc	—	29
	—	2,730

As at December 31, 2018 and December 31, 2017, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In February 2016, Hemen was allocated 31.6 million shares at NOK 25.00 per share in connection with a private placement share offering of 68.7 million new shares. Hemen also owns $124.4 million of the Convertible Bond, which is convertible into 1,489,463 of our common shares at an exercise price of $83.52 per share. In 2018 and 2017, we issued an aggregate of 2,000,000 and 5,300,000 shares, respectively, to Hemen in connection with vessel acquisitions.

We have periodically issued share options as disclosed in Notes 26 of these consolidated financial statements.

28. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2018, we have interest rate swaps whereby the floating rate on a notional principal amount of $500 million (December 31, 2017: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as at December 31, 2018 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	October 2012	October 2019	1.22%
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.93%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	October 2012	October 2019	1.22%
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.92%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating, pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating, pay fixed	50,000	April 2017	April 2022	1.86%
	500,000

Forward freight agreements

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through reputable clearing houses. Credit risk exists to the extent that our counterparties are unable to perform under the contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of December 31, 2018, we had short positions through Capesize FFA of net 720 days at an average rate of $20,098 per day and long Panamax FFA positions of net 220 days at an average rate of $11,899 per day with maturity in 2019. As of December 31, 2018 we also had FFA options structured as zero cost collars covering an equivalent of four Capesize vessels in 2019 with an average ceiling of $29,250 per day and a floor of $14,125 per day and an equivalent of two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day.
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

As of December 31, 2018 and December 31, 2017, we had outstanding bunker swap agreements for about 14.0 thousand metric tonnes and 36.0 thousand metric tonnes, respectively.

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

As of December 31, 2018, we had contracts to swap USD to NOK for a notional amount of $5.1 million in addition to contracts to swap USD to EUR for a notional of $23.9 million. As of December 31, 2017, we had contracts to swap USD to NOK for a notional amount of $7.0 million.

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

The carrying value and estimated fair value of our financial instruments at December 31, 2018 and December 31, 2017 are as follows:

	2018	2018	2017	2017
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	305,352	305,352	309,029	309,029
Restricted cash	67,252	67,252	62,955	62,955
Marketable securities	12,033	12,033	16,300	16,300
Derivative assets	9,449	9,449	3,748	3,748
Liabilities
Long term debt - floating	1,185,294	1,185,294	1,069,538	1,069,538
Long term debt - convertible bond	—	—	185,835	178,856
Long term debt - sellers credit	—	—	44,000	44,000
Short term debt - convertible bond	167,359	167,382	—	—
Derivative liabilities	1,294	1,294	2,293	2,293

The fair value hierarchy of our financial instruments is as follows:

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	305,352	305,352	—	—
Restricted cash	67,252	67,252	—	—
Marketable equity securities	12,033	12,033	—	—
Derivative assets	9,449	—	9,449	—
Liabilities
Long term debt - floating	1,185,294	—	1,185,294	—
Short term debt - convertible bond	167,359	—	167,359	—
Derivative liabilities	1,294	—	1,294	—

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	309,029	309,029	—	—
Restricted cash	62,955	62,955	—	—
Marketable equity securities	16,300	16,300	—	—
Derivative assets	3,748	—	3,748	—
Liabilities
Long term debt - floating	1,069,538	—	1,069,538	—
Long term debt - convertible bond	185,835	—	185,835	—
Long term debt - sellers credit	44,000	—	44,000	—
Derivative liabilities	2,293	—	2,293	—

There have been no transfers between different levels in the fair value hierarchy in 2018 and 2017.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond - quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

•	Sellers credit - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.

•	Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2018, the following assets were measured at fair value on a nonrecurring basis:

•
The value of the Golden Eminence, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2017, the following assets were measured at fair value on a nonrecurring basis:

•
The value of six Ultramax vessels classified as held for sale in the third quarter of 2017, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in Scorpio Bulkers Inc. and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

29. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

We have one vessel held under capital lease, the Golden Eclipse, which is leased for a period of ten years. We have the right to purchase the vessel at the dates and amounts as disclosed in Note 16.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2018, we had committed to install scrubbers on 20 vessels with an estimated remaining financial commitment of $28.5 million, excluding installation costs. Refer also to Note 31 for additional information related to financing of these commitments.

As of December 31, 2018, we had committed to install ballast water treatment systems on ten of our vessels with an estimated financial commitment, excluding installation costs, of $3.4 million due in 2019.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

30. SUPPLEMENTAL INFORMATION

In 2017, we agreed to acquire two Capesize vessels from affiliates of Hemen at an aggregated purchase price of $86.0 million. As settlement of the purchase price for each vessel, we entered into a seller's credit loan with an affiliate of Hemen for 50% of the purchase price of each vessel. The remaining part of the purchase price was to be settled with an aggregate of $9.0 million of cash and 4,000,000 of newly-issued common shares of the Company; 2,000,000 shares was to be issued upon the delivery of each vessel. In November 2017, one of the vessels was delivered to us and 2,000,000 shares were issued, a seller's credit of $21.5 million assumed and $4.5 million in cash was paid to satisfy the purchase price. In January 2018, we took delivery of the second Capesize vessel and issued 2,000,000 common shares to Hemen to satisfy the purchase price. We also assumed a $21.5 million seller's credit and paid $4.5 million in cash as part of the consideration for the vessel.

In 2017, we entered into an agreement with Quintana to acquire 14 vessels. As consideration, we issued an aggregate of 14.5 million common shares to Quintana and assumed the vessels' corresponding debt of approximately $262.7 million. The aggregate of 14.5 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. All vessels were delivered in 2017.

In 2017, we also entered into an agreement with affiliates of Hemen to acquire two Panamax vessels. As consideration, we issued an aggregate of 3.3 million common shares to Hemen and assumed seller's credits of an aggregate of $22.5 million with an affiliate of Hemen. The aggregate of 3.3 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. The two vessels were delivered in 2017.

31. SUBSEQUENT EVENTS

In January 2019, we acquired an aggregate of 125,000 of our own common shares and as a result we currently hold 570,000 shares, in total.

In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In February 2019, our Board of Directors declared a cash dividend to our shareholders of $0.05 per share.