Form 20-F
period 2019-12-31
Golden Ocean Group Ltd
filed 2020-03-12
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2019
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

James Ayers, Telephone: (1) 441 295 6935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, Par Value $0.05 Per Share	GOGL	NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

143,277,697 Common Shares, Par Value $0.05 Per Share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

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
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•changes in credit risk with respect to our counterparties on contracts;
•the failure of contract counterparties to meet their obligations;
•the impact of the expected discontinuance of LIBOR after 2021 on interest rates of our debt that reference LIBOR;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•our ability to successfully employ our dry bulk vessels;
•changes in our operating expenses, including bunker prices, fuel prices (including increased costs for low sulfur fuel), dry docking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses;
•our ability to replace our operating leases on favorable terms, or at all;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•competition within our industry and our ability to compete effectively for charters with companies with greater resources;
•the loss of a large customer or significant business relationship;
•the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption in or failure of our information technology and communications system upon our ability to operate;
•vessel breakdowns and instances of off-hire;
•potential conflicts of interest involving members of our board of directors and senior management;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
i

•potential liability from pending or future litigation;
•the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•potential exposure or loss from investment in derivative instruments;
•the highly cyclical nature of the industry that we operate in;
•general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•the strength of world economies;
•stability of Europe and the Euro;
•fluctuations in interest rates and foreign exchange rates;
•governmental claims against us;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•changes in seaborne and other transportation;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•the impact of public health threats and outbreaks of other highly communicable diseases;
•general domestic and international political and geopolitical conditions;
•the impact of adverse weather and natural disasters;
•any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•potential disruption of shipping routes due to accidents or political events;
•acts of piracy on ocean-going vessels, terrorist attacks and international hostilities and instability;
•the current outbreak of the coronavirus COVID-19; and
•other factors discussed in "Item 3. Key Information - D. Risk Factors."

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

The term deadweight ton, or dwt, is used in describing the capacity or size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:

•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt;
•Panamax, which are vessels with carrying capacities of between 65,000 and 105,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in, U.S. dollars.

Unless otherwise indicated, all share and per share amounts disclosed in this report give retroactive effect to the one-for-five reverse stock split effected on August 1, 2016, for all periods presented.

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2019, 2018 and 2017, and our selected balance sheet data as of December 31, 2019 and 2018, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected statement of operations data with respect to the fiscal years ended December 31, 2016 and 2015 and the selected balance sheet data as of December 31, 2017, 2016 and 2015 have been derived from our consolidated financial statements not included herein.

On January 1, 2019, we adopted ASC 842 Leases which revises the accounting for leases. We adopted the new accounting standard using the modified retrospective transition approach, which allowed us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Refer to Note 3 of "Item 18. Financial Statements" for additional information related to the adoption of this standard.

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

	Fiscal year ended December 31,
	2019	2018	2017	2016	2015
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	705,799	656,070	460,023	256,863	190,238
Total operating expenses	603,973	514,308	413,517	328,366	414,363
Net operating (loss) income	100,656	145,013	50,075	(70,258)	(234,913)
Net income (loss)	37,189	84,535	(2,348)	(127,711)	(220,839)
Earnings (loss) per share: basic ($)	$0.26	$0.59	($0.02)	($1.34)	($7.30)
Earnings (loss) per share: diluted ($)	$0.26	$0.59	($0.02)	($1.34)	($7.30)
Dividends per share ($)	$0.33	$0.45	$0.00	$0.00	$0.00

Balance Sheet Data (at end of year):
Cash and cash equivalents	88,931	305,352	309,029	212,942	102,617
Long term restricted cash	58,864	46,981	54,845	53,797	48,521
Newbuildings	—	—	105,727	180,562	338,614
Vessels and equipment, net	2,340,753	2,406,456	2,215,003	1,758,939	1,488,205
Finance leases, right of use assets, net	193,987	1,165	2,061	2,956	8,354
Operating leases, right of use assets, net	54,853	—	—	—	—
Total assets	2,966,057	2,951,354	2,870,058	2,361,623	2,172,870
Current portion of long-term debt	87,787	471,764	109,671	—	20,380
Current portion of obligations under finance lease	17,502	5,649	5,239	4,858	15,749
Current portion of obligations under operating lease	14,377	—	—	—	—
Long-term debt	1,026,083	877,278	1,134,788	1,058,418	908,116
Obligations under finance lease	151,206	1,786	7,435	12,673	17,531
Obligations under operating lease	42,010	—	—	—	—
Share capital	7,215	7,215	7,111	5,299	1,727
Total equity	1,513,391	1,523,512	1,494,049	1,238,719	1,158,649
Common shares outstanding	143,277,697	143,827,697	142,197,697	105,965,192	34,535,128
Other Financial Data:
Equity to assets ratio (percentage) (1)	51.0%	51.6%	52.1%	52.5%	53.3%
Debt to equity ratio (2)	0.8	0.9	0.8	0.9	0.8
Price earnings ratio (3)	22.4	10.4	(407.5)	(3.5)	(0.7)
Time charter equivalent income (4)	536,604	513,960	363,061	188,851	134,547
Time charter equivalent rate (5)	16,779	16,530	13,436	8,478	10,185

(1)Equity to assets ratio is calculated as total equity divided by total assets.
(2)Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.
(3)Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share. Historical periods have been adjusted for the 5 to 1 reverse split completed in August 2016.

(4)A reconciliation of time charter equivalent income, or TCE income, to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2019	2018	2017	2016	2015
Total operating revenues	705,799	656,070	460,023	256,863	190,238
Add: Amortization of favorable charter party contracts	18,732	18,733	19,333	27,277	23,714
Add: Other operating income	(1,170)	2,991	3,881	945	—
Less: Bareboat charter revenue *	—	—	—	2,399	—
Less: Other revenues	1,669	1,797	1,247	3,949	1,306
Net time and voyage charter revenues	721,692	675,997	481,990	278,737	212,646
Less: Voyage expenses & commission	185,088	162,037	118,929	89,886	78,099
Time charter equivalent income	536,604	513,960	363,061	188,851	134,547

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
(5)Time charter equivalent rate, or TCE rate, represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2019	2018	2017	2016	2015
Time charter equivalent income	536,604	513,960	363,061	188,851	134,547

Fleet available days	32,872	31,356	27,323	22,397	13,330
Fleet offhire days	(892)	(264)	(301)	(121)	(120)
Fleet onhire days	31,980	31,092	27,022	22,276	13,210

Time charter equivalent rate	16,779	16,530	13,436	8,478	10,185

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

Substantially all of our revenues are derived from a single market, the dry bulk segment, and therefore our financial results depend on chartering activities and developments in this segment. The dry bulk shipping industry is cyclical with attendant volatility in charter hire rates and profitability. The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has only recently begun to recover after experiencing a prolonged period of historically low rates. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessels have in the recent past declined below operating costs of vessels. The Baltic Dry Index, or BDI, an index published by the Baltic Exchange Limited of shipping rates for 20 key dry bulk routes, fell 97% from a peak of 11,793 in May 2008 to a record low of 290 in February 2016. While the BDI has since increased from the low levels in 2016, it has declined significantly in recent months and there can be no assurance that the dry bulk charter market will recover.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. Because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2018 and 2017, we recorded impairment losses of $1.1 million in each year respectively, related to sale of vessels. No sale of vessels were made in 2019.

Factors that influence demand for vessel capacity include:

•supply of and demand for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•changes in the exploration or production of energy resources, commodities, and semi-finished and finished consumer and industrial products;
•the location of regional and global exploration, production and manufacturing facilities;
•the location of consuming regions for energy resources, commodities, and semi-finished and finished consumer and industrial products;
•the globalization of production and manufacturing;

•global and regional economic and political conditions and developments, including armed conflicts and terrorist activities, trade wars, tariffs, embargoes and strikes;
•disruptions and developments in international trade, such as resulted from the dam collapse in Brazil in 2019;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•environmental and other regulatory developments;
•currency exchange rates;
•the weather; and
•diseases and viruses, affecting livestock and humans

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

Factors that influence the supply of vessel capacity include:
•number of newbuilding orders and deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•port and canal congestion;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties; and
•number of vessels that are out of service or laid up.

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
In the current global economy, operating businesses are faced with tightening credit, weak demand for goods and services, and weak international liquidity conditions. There has similarly been a general decline in the willingness by banks and other financial institutions to extend credit, particularly in the shipping industry, due to the historically volatile asset values of vessels. As the shipping industry is highly dependent on the availability of credit to finance and expand operations, it has been negatively affected by this decline. In particular, lower demand for dry bulk cargoes as well as diminished trade credit available for the delivery of such cargoes have historically led to decreased demand for dry bulk vessels, creating downward pressure on charter rates and vessel values. Any weakening in global economic conditions may have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:
•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•widespread loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The occurrence of one or more of these events could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

The over-supply of dry bulk vessel capacity may depress charter rates, which has and may continue to limit our ability to operate our dry bulk vessels profitably.
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. As of December 31, 2019, newbuilding orders have been placed for approximately 9.7% of the existing fleet capacity according to industry sources whilst the scrapping rate of the dry bulk fleet is uncertain. If the supply of dry bulk vessels is not fully absorbed by the market, charter rates may be negatively affected.
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
Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. Weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot charter market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile and there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We may not be able to obtain financing on terms acceptable to us or at all, which may negatively impact our business.
The ability to obtain money from the credit markets has become more difficult as many lenders have increased interest rate margins, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt, and in some cases ceased to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete additional vessel acquisitions or otherwise take advantage of business opportunities as they arise.
Risks involved with operating ocean-going vessels could affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•loss of life or harm to seamen,
•an accident involving a vessel resulting in damage to the asset or a total loss of the same,
•a marine disaster,
•terrorism,
•piracy or robbery,
•environmental accidents,
•cargo and property losses and damage, and
•business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable dry bulk operator.
World events, political instability, terrorist attacks, international hostilities and global public health threats could affect our operations and financial results.

Past terrorist attacks, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts, including the current political instability in the Middle East and the South China Sea region and other geographic countries and areas, geopolitical events, such as the withdrawal of the U.K. from the European Union, or "Brexit," terrorist or other attacks, and war (or threatened war) or other international hostilities, such as those between the United States and North Korea. Terrorist attacks such as those in Paris on November 13, 2015, Manchester on May 22, 2017, as well as the threat of future terrorist attacks around the world, continue to cause uncertainty in the world’s financial markets and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, including increased tensions between the U.S. and Iran, as well as the presence of U.S. or other armed forces in Iraq, Afghanistan, Syria and various other regions, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. As a result of the above, insurers have increased premiums and reduced or restricted coverage for losses caused by terrorist acts generally. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us or at all. Additionally, Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

In January 2020, in response to certain perceived terrorist activity, the United States launched an airstrike in Baghdad that killed a high-ranking Iranian general, increasing hostilities between the U.S. and Iran. This attack or further escalations between the U.S. and Iran that may follow, could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019), or by potentially closing off or limiting access to the Strait of Hormuz. Any restriction on access to the Strait of Hormuz, or increased attacks on vessels in the area, could negatively impact our earnings, cash flow and results of operations.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia.

In addition, public health threats, such as the COVID-19 (“Coronavirus”), influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, could adversely impact our operations, the timing of completion of outstanding or future newbuilding and scrubber installation projects, as well as the operations of our customers.

Any of these occurrences could have a material adverse impact on our future performance, results of operations, cash flows and financial position.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent outbreak of Coronavirus, a virus causing potentially deadly respiratory tract infections originating in China, has already and may continue to negatively affect economic conditions and the demand for dry bulk shipping regionally as well as globally and otherwise impact our operations and the operations of our customers, suppliers and other stakeholders. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. As a result of these measures, our vessels may not be able to call on ports, and crewmembers may be restricted from embarking and disembarking in ports, located in regions affected by Coronavirus. The ultimate severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations and the health of our employees, which could be material and adverse.

The U.K.’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the U.K. elected to withdraw from the EU in a national referendum (informally known as “Brexit”), a process that the government of the U.K. formally initiated in March 2017. Since then, the U.K. and the EU have been negotiating the terms of a withdrawal agreement, which was approved in October 2019 and ratified in January 2020. The U.K. formally exited the EU on January 31, 2020, although a transition period remains in place until December 2020, during which the U.K. will be subject to the rules and regulations of the EU while continuing to negotiate the parties’ relationship going forward, including trade deals. There is currently no agreement in place regarding the aftermath of the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws to replace or replicate following the withdrawal. Brexit has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments and uncertainties, or the perception that any of them may occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could have a material adverse effect on our business and on our consolidated financial position, results of operations and our ability to pay distributions. Additionally, Brexit or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

Brexit contributes to considerable uncertainty concerning the current and future economic environment. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets.

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

Additionally, a further economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. The growth rate of China’s GDP for the year ending December 31, 2019, decreased to 6.1% as compared to 6.6% for the year ending December 31, 2018, and continues to remain below pre-2008 levels. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future including as a result of the Coronavirus or other public health threats. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and “trade wars”. In late 2019, the International Monetary Fund warned that continuing trade tensions, including significant tariff increases, between the United States and China are expected to result in a 0.5% cumulative reduction of global GDP in 2020. We cannot assure you that the Chinese economy will grow in the future or that global GDP will not be affected beyond the IMF's initial forecast.

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

Further, governments may turn and have turned to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States and China have implemented certain increasingly protective trade measures which have been somewhat mitigated by the recent trade deal (first phase trade agreement) between U.S. and China which requires the purchase of over USD 50 billion of Chinese energy products including crude oil. Additionally, in March 2018, President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. There have also been continuing trade tensions, including significant tariff increase, between the United States and China. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, particularly the Asia-Pacific region, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

Trade actions initiated by the U.S. imposing tariffs on imports have been met with retaliatory tariffs by other countries, adding a level of tension and uncertainty to the global economic environment. In November 2018, the U.S., Mexico and Canada executed the U.S.-Mexico-Canada Agreement, or the USMCA, the successor agreement to the North American Free Trade

Agreement, or NAFTA. The agreement includes the imposition of tariffs on vehicles that do not meet regional raw material (steel and aluminum), part and labor content requirements. The agreement was ratified by the U.S. in January 2020.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in particular the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which have experienced increased incidents of piracy in 2019. Sea piracy incidents continue to occur, increasingly on the West Coast of

Africa, with dry bulk vessels and tankers particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.
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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility, or the EFSF, and the European Financial Stability Mechanism, or the EFSM, to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism, or the ESM, which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries, including the adverse economic impact of the Coronavirus could reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If our vessels call on ports located in countries that are subject to restrictions, sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governments, it could lead to monetary fines or adversely affect our reputation and the market for our shares of common stock and its trading price.
While none of our vessels called on ports located in countries subject to U.S. sanctions during 2019, and we intend to comply with all applicable sanctions and embargo laws and regulations, our vessels may call on ports located in these countries from time to time on charterers’ instructions in the future, and there can be no assurance that we will maintain such compliance, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. The U.S. sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, the EU, and/or other international bodies as a result of the annexation of Crimea by Russia in March 2014. If we determine that such sanctions require us to terminate existing or future contracts to which we or our subsidiaries are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected or we may suffer reputational harm. Currently, we do not believe that any of our existing counterparties are affiliated with persons or entities that are subject to such sanctions.
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
Climate change and greenhouse gas restrictions may adversely impact our operations and markets, and may cause us to incur substantial costs and to procure low-sulfur fuel oil directly on the wholesale market for storage at sea and onward consumption on our vessels.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the International Maritime Organization’s Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Currently, 15 of our vessels are equipped with scrubbers and as of January 1, 2020 we have transitioned to burning IMO compliant fuels. We continue to evaluate different options in complying with IMO and other rules and regulations. We expect that our fuel costs and fuel inventories will increase in 2020 as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulphur fuel oil ("HSFO") and very low sulphur fuel oil ("VLSFO") continues to shrink, and therefore the alternative cost related to scrubber investments may increase.

Fuel is a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter and is an important factor in negotiating charter rates. Our operations and the performance of our vessels, and as a result our results of operations, cash flows and financial position, may be negatively affected to the extent that compliant sulfur fuel oils are unavailable, of low or inconsistent quality, if de-bunkering facilities are unavailable to permit our vessels to accept compliant fuels when required, or upon occurrence of any of the other foregoing events. Costs of compliance with these and other related regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

While we carry cargo insurance to protect us against certain risks of loss of or damage to the procured commodities, we may not be adequately insured to cover any losses from such operational risks, which could have a material adverse effect on us. Any significant uninsured or under-insured loss or liability could have a material adverse effect on our business, results of operations, cash flows and financial condition and our available cash.

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the shipping industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. The increased focus on environmental, social and corporate governance (ESG) may cause lenders to withdraw from financing vessels within our industry. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations.

We are subject to complex laws and regulations, including environmental laws and regulations, which can adversely affect our business, results of operations and financial condition.
Our operations will be subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to European Union regulations, the U.S. Oil Pollution Act of 1990, or OPA, requirements of the U.S. Coast Guard, or USCG, and the U.S. Environmental Protection Agency, or EPA, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, the U.S. Clean Air Act, or CAA, the U.S. Clean Water Act, or CWA, the International Maritime Organization, or IMO, International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, and generally referred to as CLC, the IMO International Convention on Civil Liability for Bunker Oil Pollution Damage of 2001, or the Bunker Convention, the IMO International Convention for the Prevention of Pollution from Ships of 1973, as from time to time amended and generally referred to as MARPOL, including the designation of Emission Control Areas, or ECAs thereunder, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as the SOLAS Convention, the IMO's International Safety Management Code, or "ISM Code", the IMO International Convention on Load Lines of 1966, as from time to time amended, the U.S. Maritime Transportation Security Act of 2002, or MTSA, and the IMO 2020 regulations.
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
Regulations relating to ballast water discharge may adversely affect our revenues and profitability. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently have 29 vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed and will need such systems installed on the first upcoming IOPP renewal in order to be D-2 compliant. Costs in order to become D-2 compliant for these vessels may be substantial and adversely affect our revenues and profitability.
Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (“VGP”) program and U.S. National Invasive Species Act (“NISA”) are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018, requires that the EPA develop national standards of performance for approximately 30 discharges, similar to those found in the VPG within two years. By approximately 2022, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

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

Technological innovation and quality and efficiency requirements from our customers could reduce our charterhire income and the value of our vessels.

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new dry bulk vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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

The fair market values of dry bulk vessels, including our vessels, have generally experienced high volatility and may decline in the future. The fair market value of our vessels may continue to fluctuate depending on the following factors:

•general economic and market conditions affecting the shipping industry;
•the balance between the supply and demand of ships of a certain type;
•competition from other shipping companies;
•the availability of ships of the required size and design;
•the availability of other modes of transportations;
•cost of newbuildings;
•shipyard capacity;
•governmental or other regulations;
•age of vessels;
•prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, and
•technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the years ended December 31, 2018 and 2017, we recorded an impairment loss of $1.1 million in each year respectively, related to the sale of vessels. No sale of vessels were made in 2019 or any impairment losses recorded. The carrying values of our vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

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
As of December 31, 2019, we had $1,122.1 million of outstanding indebtedness under our credit facilities and debt securities, of which $87.8 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, as applicable, to:
•pay dividends and make capital expenditures;
•incur additional indebtedness, including the issuance of guarantees;
•create liens on our assets;
•change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•sell our vessels;
•merge or consolidate with, or transfer all or substantially all our assets to, another person; or
•enter into a new line of business.

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

When we enter into a time charter, charter rates under that charter may be fixed for the term of the charter. Nine of our vessels are currently on a fixed rate time charters with longer duration of more than eleven months from the date of this annual report. If the spot charter rates or short-term time charter rates in the dry bulk shipping industry become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.
Our fixed rate time charters may limit our ability to benefit from any improvement in charter rates, and at the same time, our revenues may be adversely affected if we do not successfully employ our vessels on the expiration of our charters.

Nine of our vessels are currently on a fixed rate time charters with longer duration of more than eleven months from the date of this annual report. Although our fixed rate time charters generally provide reliable revenues, they also limit the portion of our fleet available for spot market voyages during an upswing in the dry bulk industry cycle, when spot market voyages might be more profitable. By the same token, we cannot assure you that we will be able to successfully employ our vessels in the future or renew our existing charters at rates sufficient to allow us to operate our business profitably or meet our obligations. A decline in charter or spot rates or a failure to successfully charter our vessels could have a material adverse effect on our business, financial condition and results of operations.

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
LIBOR may be volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of disruptions in the international markets. At times when we have loans outstanding which are based on LIBOR, the interest rates borne by such loan facilities fluctuate with changes in LIBOR, and this would affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our profitability, earnings and cash flow. Due in part to uncertainty relating to the LIBOR calculation process in recent years, it is likely that LIBOR will be phased out in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. If we are required to agree to such a provision in future loan agreements, our lending costs could increase significantly, which would also have an adverse effect on our profitability, earnings and cash flow.
In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. For example, on July 27, 2017, the U.K. Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the ‘‘FCA

Announcement’’). The Alternative Reference Rate Committee, a committee convened by the U.S. Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition from LIBOR to SOFR could be significant for us.
We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of the number of our financing arrangements that are linked to LIBOR and our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited, or Hemen, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family and certain of its affiliates, may be deemed to beneficially own approximately 36.1% of our issued and outstanding common shares.
Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries, or the Hemen Related Companies. In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mrs. Laurin, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO), or Frontline, SFL Corporation Ltd. (NYSE:SFL), or SFL, Archer Limited (OSE:ARCHER) and Flex LNG Ltd. (OSE:FLNG), or FLEX. There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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
We continue to undergo a leadership transition and this transition, along with the possibility that we may in the future be unable to retain and recruit qualified key executives, key employees or key consultants, may delay our development efforts or otherwise harm our business.
On November 21, 2019, we announced that Birgitte Ringstad Vartdal decided to step down from her role as CEO of Golden Ocean Management AS. Ms. Vartdal stepped down as CEO on November 30, 2019 and was available to the Company until the end of February 2020. Ola Lorentzon, the current Chairman of our Board of Directors, serves as our interim CEO until a full-time CEO is named. While we have confidence in our remaining senior management team, including members of the Company's Board of Directors, the uncertainty inherent in this ongoing leadership transition may be difficult to manage, may cause concerns from third parties with whom we do business, and may increase the likelihood of turnover of other key officers and employees. In addition, our future development and prospects depend to a large degree on the experience, performance and continued service of its senior management team, including the new CEO and members of our Board of Directors. Retention of these services or the identification of suitable replacements cannot be guaranteed. There can be no guarantee that the services of the current Directors and senior management team will be retained, or that suitably skilled and qualified individuals can be identified and employed, which may adversely impact our ability to commercial and financial performance. The loss of the services of any of the Directors or other members of the senior management team and the costs of recruiting replacements may have a material adverse effect on our commercial and financial performance as well. If we are unable to hire, train and retain such personnel in a timely manner, our operations could be delayed and our ability to grow our business will be impaired and the delay and inability may have a detrimental effect upon our performance.

We are dependent on the success and profitability of the pools in which our vessels operate.
We are party to the pooling arrangements pursuant to which the profitability of our vessels operating in these vessel pools is dependent upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. As of the date of this annual report, 30 of our vessels operate under a revenue sharing agreement or pool arrangement ("RSA"). If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or our profitability or dilute our interest in the pool's profits.
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
We may not be able to implement our strategy successfully.
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
Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than us, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:
•fail to realize anticipated benefits, such as cost savings or cash flow enhancements;
•incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur debt to finance acquisitions; or
•incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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
In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. The average age of our dry bulk vessel fleet is approximately six and a half years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology.

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
New vessels, during their initial period of operation, have the possibility of encountering structural, mechanical and electrical problems as well as unexpected incremental start-up costs. Typically, the purchaser of a newbuilding will receive the benefit of a warranty from the shipyard for newbuildings, but we cannot assure you that any warranty we obtain will be able to resolve any problem with the vessel without additional costs to us and off-hire periods for the vessel. Upon delivery of a completed newbuilding from a shipyard, we may incur operating expenses above the incremental start-up costs typically associated with such a delivery and such expenses may include, among others, additional crew training, consumables and spares.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2019 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2020. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the “Economic Substance Act” and the “Economic Substance Regulations”, respectively) became operative on December 31, 2018.  The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service centre business, intellectual property holding business and conducting business as a holding entity.

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

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

History

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. Following the completion of the Merger on March 31, 2015, we changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. None of the information contained on these websites is incorporated into or forms a part of this annual report.

Our common shares currently trade on the NASDAQ Global Select Market and the OSE under the ticker code "GOGL".

We are engaged primarily in the ownership and operation of dry bulk vessels. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, and Singapore. We are also involved in the charter, purchase and sale of vessels.

Historical business purpose and the Merger

We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring second hand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 special purpose companies, or SPCs, from Frontline 2012 Ltd, or Frontline 2012, each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

On October 7, 2014, we and the Former Golden Ocean entered into the Merger Agreement. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws. As of March 31, 2015, and following completion of the Merger, we owned 47 vessels and had 25 vessels under construction.

Our Acquisitions, Disposals and Newbuildings

We entered into the following acquisitions and disposals in 2017, 2018, 2019 and 2020 (to date):

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
In January and February 2018, we took delivery of the Golden Cirrus, Golden Arcus, Golden Cumulus, Golden Incus and Golden Calvus, five Capesize newbuilding vessels.
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

As of March 12, 2020, we owned 67 dry bulk vessels. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong, Panama, or Bahamas. In addition, we had 12 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL, three chartered in on operating leases from unrelated third parties and one chartered in on a finance lease from an unrelated third party). 9 of our vessels are chartered-out on fixed rate time charters, 16 of our vessels are chartered out on index linked rate time charters and the remaining 54 vessels operate in the spot market, of which 30 vessels participate under RSAs.

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

Capesize Chartering Ltd
In February 2015, Capesize Chartering Ltd, or CCL, a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a RSA. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. We currently include 26 of our Capesize vessels and one of our Newcastlemax vessels in the RSA.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through Golden Ocean Group Management (Bermuda) Ltd, our subsidiary incorporated in Bermuda, which in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Shipping Co. Pte. Ltd., our subsidiaries incorporated in Norway and Singapore, respectively. Our principal financial officer is employed by Golden Ocean Management AS. Our principal commercial officer is employed by Golden Ocean Shipping Co. Pte. Ltd. The Board defines the scope and terms of the services to be provided, including day-to-day operations by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Limited, or Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives a management fee per vessel per year. This fee is subject to annual review. Frontline Management performs also newbuilding supervision on our behalf and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

Seasonality

The dry bulk trade has a history of tracking seasonal demand fluctuations. As China is the most significant market for dry bulk shipping, the public holidays in relation to the Chinese New Year during the first quarter usually results in a decrease in market activity during this period. Also, in the last few years, adverse weather conditions in the Southern Hemisphere, which often occur during the first quarter, have had a negative impact on iron ore and coal exports from Australia and iron ore exports from Brazil.

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

Customers

For the year ended December 31, 2019, no customer accounted for 10 percent or more of our consolidated revenues. For the years ended December 31, 2018 and 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $65.8 million and $59.7 million, respectively.

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

International Maritime Organization

The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to drybulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committed, or "MEPC", adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas,” or (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide (NOx) standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

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

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills.  The Convention of Limitation of Liability for Maritime Claims (the “LLMC”) sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention and in particular the ISM Code, our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the IMO. The document of compliance and safety management certificate are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is expected to enhance the industry cybersecurity environment.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention (IOPP) renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

Once mid-ocean ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the CLC or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective December 21, 2015, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the U.S. President proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. The effects of these changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act (CWA), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards.  Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Aiding and abetting the discharge of a polluting substance may also lead to criminal penalties. The directive applies to all types of vessels, irrespective of their flag, but certain exceptions apply to warships or where human safety or that of the ship is in danger. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Regulation (EU) 2015/757 of the European Parliament and of the Council of 29 April 2015 (amending EU Directive 2009/16/EC) governs the monitoring, reporting and verification of carbon dioxide emissions from maritime transport, and, subject to some exclusions, requires companies with ships over 5,000 gross tonnage to monitor and report carbon dioxide emissions annually, which may cause us to incur additional expenses.

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states will also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content or comply with the new IMO 2020 regulations through the use of scrubbers.

International Labour Organization

The International Labor Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships 500 gross tons or engaged in international trade and flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the U.S. President announced that the United States intends to withdraw from the Paris Agreement, which provides for a four-year exit process, meaning that the earliest possible effective withdrawal date cannot be before November 4, 2020. The timing and effect of such action has yet to be determined.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulation for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area, and off the coast of Nigeria, including the Gulf of Guinea. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or the Rules, which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

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

Marine Insurance

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet.

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations, or "P&I Associations", and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 12, 2020:

Vessel	Built	DWT	Flag	Type of Employment(1)
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Index linked time charter(2)
Golden Scape	2016	211,112	HK	Spot market with RSA
Golden Swift	2016	211,112	HK	Spot market
		628,789

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market with RSA
Golden Shui	2009	169,333	MI	Spot market with RSA
Golden Myrtalia	2011	177,979	MI	Spot market with RSA
Golden Anastasia	2014	179,189	MI	Spot market with RSA
Golden Houston	2014	181,214	MI	Spot market with RSA
Golden Kaki	2014	180,560	MI	Spot market with RSA
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Spot market with RSA
KSL Santos	2014	181,055	HK	Spot market with RSA
KSL Sapporo	2014	180,960	HK	Spot market with RSA
KSL Seattle	2014	181,015	HK	Spot market with RSA
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,009	HK	Time charter (expires February 2021)
Golden Amreen	2015	179,337	MI	Spot market with RSA
Golden Aso	2015	182,472	HK	Spot market with RSA
Golden Finsbury	2015	182,418	HK	Spot market with RSA
Golden Kathrine	2015	182,486	HK	Spot market with RSA
KSL Sakura	2015	181,062	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Spot market with RSA
KSL Seville	2015	181,003	HK	Spot market with RSA
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Time charter (expires November 2020)
Golden Behike	2016	180,491	MI	Index linked time charter
Golden Bexley	2016	180,228	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Spot market with RSA

Golden Monterrey	2016	180,491	MI	Index linked time charter
Golden Nimbus	2017	180,504	MI	Spot market with RSA
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Index linked time charter
Golden Cirrus	2018	180,487	MI	Index linked time charter
Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,511	MI	Index linked time charter
		6,305,748

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Spot market with RSA
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,500	MI	Spot market with RSA
Belgravia	2009	169,500	MI	Spot market with RSA
Golden Magnum	2009	179,788	HK	Spot market with RSA
Golden Beijing	2010	176,000	HK	Spot market with RSA
Golden Future	2010	176,000	HK	Spot market with RSA
Golden Zhejiang	2010	175,834	HK	Spot market with RSA
Golden Zhoushan	2011	175,834	HK	Spot market with RSA
		1,222,456

Panamax - Operating Lease - Unrelated Third Party
Admiral Schmidt	2019	103,000	BA	Spot market
Vitus Bering	2019	103,000	BA	Spot market
		206,000

Panamax - Owned
Golden Shea	2007	76,939	MI	Spot market
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,750	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires December 2021)
Golden Endeavour	2010	79,454	HK	Time charter (expires October 2020)
Golden Arion	2011	82,188	MI	Spot market
Golden Endurer	2011	79,474	HK	Time charter (expires November 2020)
Golden Enterprise	2011	79,463	HK	Spot market
Golden Ioanari	2011	82,188	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Bull	2012	75,000	HK	Time charter (expires July 2020)

Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,186	HK	Spot market
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Time charter (expires March 2021)
Golden Deb	2014	84,943	MI	Time charter (expires March 2021)
Golden Ruby	2014	74,052	HK	Spot market
Golden Kennedy	2015	83,789	MI	Time charter (expires May 2020)
Golden Amber	2017	74,500	MI	Spot market
Golden Opal	2017	74,231	MI	Spot market
		2,118,951

Panamax - Finance Lease, Third party
Golden Eclipse	2010	79,600	HK	Spot market

Ultramax - Owned
Golden Cecilie	2015	60,263	HK	Spot market with RSA
Golden Cathrine	2015	60,000	HK	Spot market with RSA
		120,263

Supramax - Operating Lease, Third party
Golden Hawk	2015	58,000	PAN	Spot market with RSA

1.RSA: Revenue sharing agreement or pool arrangement
2.This charterparty contains a minimum (floor) and maximum (ceiling) rate structure

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama, BA - Bahamas.

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

As of December 31, 2019, we owned 67 dry bulk vessels. In addition, we had 12 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively from SFL, three chartered in on operating leases from unrelated third parties and one chartered in on a finance lease from an unrelated third party). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama. As of December 31, 2019, 11 of our vessels were chartered-out on fixed rate time charters, 16 of our vessels were chartered out on index linked rate time charters, 52 vessels operated in the spot market, of which 29 vessels participated in RSAs.

Fleet Changes

Refer to "Item 4. Information on the Company-A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2019, 2018, and 2017. A summary of the changes in the vessels that we own and chartered in under long term operating and finance leases for the years ended December 31, 2019, 2018 and 2017 is summarized below.

	2019		2018		2017
Newcastlemax
At start of period	3		3		2
Acquisitions and newbuilding deliveries	—		—		1	a
At end of period	3		3		3
Capesize
At start of period	43		37		29
Acquisitions and newbuilding deliveries	—		6	g	9	b
Disposals	—		—		—
Chartered in/owned by joint venture	—		—		(1)	c
At end of period	43		43		37
Panamax
At start of period	28		29		19
Acquisitions and newbuilding deliveries	—		—		10	d
Disposals	—		(1)	h	—
Chartered in/owned by joint venture	2	i	—		—
At end of period	30		28		29
Ultramax
At start of period	3		3		7
Acquisitions and newbuilding deliveries	—		—		2	e
Disposals	—		—		(6)	f
At end of period	3		3		3
Total
At start of period	77		72		57
Acquisitions and newbuilding deliveries	—		6		22
Disposals	—		(1)		(6)
Chartered in/owned by joint venture	2		—		(1)
	79		77		72

a.Delivery of one vessel (Golden Gayle) acquired from Quintana.
b.(i) Delivery of two newbuildings (Golden Surabaya and Golden Savannah), (ii) delivery of five vessels (Golden Kaki, Golden Amreen, Golden Myrtalia, Golden Anastasia and Golden Houston) acquired from Quintana, (iii) delivery of one newbuilding (Golden Nimbus), and (iv) delivery of one vessel (Golden Behike) acquired from affiliates of Hemen.
c.Disposal of one vessel (Golden Opus) sold by the joint venture company to an unrelated third party.
d.Delivery of eight vessels (Golden Sue, Golden Kennedy, Golden Shea, Golden Ioanari, Golden Arion, Golden Deb, Golden Jake, Golden Keen) from Quintana and two vessels (Golden Amber and Golden Opal) from Hemen.
e.Delivery of two newbuildings (Golden Virgo and Golden Libra).
f.Disposal of six vessels (Golden Gemini, Golden Libra, Golden Leo, Golden Virgo, Golden Taurus and Golden Aries) to an unrelated third party.
g.(i) Delivery of five newbuildings (Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus) and (ii) delivery of one vessel (Golden Monterrey) acquired from affiliates of Hemen.
h.Disposal of one vessel (Golden Eminence) to an unrelated third party.
i.Time charter-in of two vessels (Vitus Bering and Admiral Schmidt) from an unrelated third party.

Summary of Fleet Employment

As discussed below, as at December 31, 2019, our vessels operated under time charters or voyage charters.

A time charter agreement is a contract entered into by an owner and a charterer whereby the charterer is entitled to the use of a vessel for a specific period of time for a specified daily fixed or index-linked rate of hire. Under a time charter agreement, voyage costs, such as bunker fuel and port charges, are borne and paid by the charterer. In the time charter market, rates vary depending on the length of the charter period and vessel specific factors such as age, speed and fuel consumption. An index-linked rate usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index. These rates are based on actual charter hire rates under charter entered into by market participants, as well as daily assessments provided to the Baltic Exchange by a panel of major shipbrokers.

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

Several of our vessels may trade under revenue sharing arrangements or pools that are primarily exposed to the spot market. As of December 31, 2019, we included 25 of our Capesize vessels and one of our Newcastlemax vessels in the RSA with CCL and our three Ultramax vessels traded in C Transport Holding Ltd's pool for Supramax vessels.

	As of December 31,
	2019		2018		2017
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	1	33.3%	1	33.3%	—	—%
Spot with RSA (1)	1	33.3%	—	—%	1	33.3%
Time charter	—	—%	1	33.3%	1	33.3%
Index linked time charter	1	33.3%	1	33.3%	1	33.3%
	3	100.0%	3	100.0%	3	100.0%
Capesize
Spot	—	—%	1	2.3%	1	2.8%
Spot with RSA (2)	25	58.1%	22	51.2%	18	48.6%
Time charter	3	7.0%	9	20.9%	4	10.8%
Index linked time charter	15	34.9%	11	25.6%	14	37.8%
	43	100.0%	43	100.0%	37	100.0%
Panamax
Spot	22	73.3%	20	71.4%	24	82.8%
Spot with RSA	—	—%	—	—%	—	—%
Time charter	8	26.7%	7	25.0%	5	17.2%
Index linked time charter	—	—%	1	3.6%	—	—%
	30	100.0%	28	100.0%	29	100.0%
Ultramax
Spot	—	—%	—	—%	—	—%
Spot with RSA (3)	3	100.0%	3	100.0%	3	100.0%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	3	100.0%	3	100.0%	3	100.0%
Total
Spot	23	29.1%	22	28.6%	25	34.7%
Spot with RSA	29	36.7%	25	32.5%	22	30.6%
Time charter	11	13.9%	17	22.1%	10	13.9%
Index linked time charter	16	20.3%	13	16.8%	15	20.8%
	79	100.0%	77	100.0%	72	100.0%
(1)The Golden Swift traded under a Newcastlemax RSA in 2017 which was terminated in 2018. In 2019 Golden Scape has been traded under the CCL RSA.
(2)25 of our Capesize vessels traded under the CCL RSA.
(3)Our 3 Ultramax vessels traded in the C Transport Holding Ltd’s Supramax pool.

Below is an overview as of December 31, 2019 of our vessels on time charter contracts that had a minimum initial contract duration of more than one year:

Vessel Type	Vessel Name	Dwt	Net Rate	Expiry (min period)
Capesize	KSL Sydney	181,009	25,000	February 2021
Capesize	KSL Seoul	181,010	17,000	February 2020
Capesize	Golden Barnet	180,355	20,500	November 2020
Panamax	Golden Empress	79,463	24,000	December 2021
Panamax	Golden Endeavour	79,454	19,500	October 2020
Panamax	Golden Endurer	79,474	24,000	November 2020
Panamax	Golden Bull	75,000	12,350	June 2020
Panamax	Golden Sue	84,943	14,840	March 2020
Panamax	Golden Deb	84,943	12,500	March 2020
Panamax	Golden Kennedy	83,789	15,650	May 2020
Panamax	Golden Eclipse	79,600	29,500	February 2020

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

Revenue and expense recognition

Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts are accounted for under ASC 842 Leases in 2019 and under ASC

840 Leases in 2018 and 2017, respectively, and revenues are recorded over the term of the charter. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90 or 95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

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

Several of our Capesize vessels operate under a pool arrangement for Capesize vessels with Capesize Chartering Ltd, or CCL. Revenues and expenses for our own vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charterparties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charterparties. CCL, as pool manger, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel. The difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operate under a revenue sharing agreement, or RSA, for Supramax vessels managed by C Transport Holding Ltd, or CTM. Under this RSA, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operates and therefore controls the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

On January 1, 2018, we adopted the provisions of ASC 606 Revenue from Contracts with Customers using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Prior to the adoption of ASC 606 Revenue from Contracts with Customers, voyage revenues were recognized ratably over the estimated length of each voyage and, therefore, were allocated between reporting periods based on the relative transit time in each period. Voyage expenses were recognized as incurred. We used a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

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

Impairment of vessels and right of use assets
The carrying values of our vessels and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of second hand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. We assess recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. Fair value is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition,vessels and right of use assets to be disposed of or held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell.

In developing estimates of future cash flows, we must make assumptions about future performance, with significant assumptions being related to charter rates, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2019, and accordingly, have not recorded an impairment charge.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2019 and 2018:

Vessel Type	Vessel Name	Built	Dwt	2019 ($ millions)		2019 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	61.8	*	64.9	*
Newcastlemax	Golden Swift	2016	211,112	61.1	*	63.5	*
Newcastlemax	Golden Gayle	2011	206,565	28.9		30.1
Capesize	Golden Feng	2009	169,232	33.0	*	30.2	*
Capesize	Golden Shui	2009	169,333	33.0	*	30.2	*
Capesize	KSL Salvador	2014	180,958	57.3	*	59.7	*
Capesize	KSL San Francisco	2014	181,066	54.4	*	56.7	*
Capesize	KSL Santiago	2014	181,020	57.2	*	56.2	*
Capesize	KSL Santos	2014	181,055	57.6	*	56.6	*
Capesize	KSL Sapporo	2014	180,960	56.4	*	58.8	*
Capesize	KSL Seattle	2014	181,015	56.1	*	58.5	*
Capesize	KSL Singapore	2014	181,062	56.1	*	58.5	*
Capesize	KSL Sydney	2014	181,000	60.1	*	59.2	*
Capesize	KSL Sakura	2015	181,062	54.9	*	57.2	*
Capesize	KSL Seoul	2015	181,010	55.1	*	57.4	*
Capesize	KSL Stockholm	2015	181,055	55.5	*	57.8	*
Capesize	KSL Seville	2015	181,062	54.6	*	56.9	*
Capesize	Golden Kathrine	2015	182,486	55.9	*	58.2	*
Capesize	Golden Aso	2015	182,472	56.8	*	59.1	*
Capesize	Golden Finsbury	2015	182,418	45.2	*	47.0	*
Capesize	Golden Barnet	2016	180,355	48.4	*	50.4	*
Capesize	Golden Bexley	2016	180,209	48.3	*	50.2	*
Capesize	Golden Fulham	2016	182,000	46.5	*	48.3	*
Capesize	Golden Amreen	2015	179,337	34.1		35.3
Capesize	Golden Anastasia	2014	179,189	36.0		33.8
Capesize	Golden Behike	2016	180,491	37.8		39.2
Capesize	Golden Houston	2014	181,214	31.7		32.8
Capesize	Golden Kaki	2014	181,214	36.4		34.3
Capesize	Golden Monterrey	2016	180,491	40.5		42.0
Capesize	Golden Myrtalia	2011	177,979	23.7		24.5
Capesize	Golden Nimbus	2017	180,000	47.0	*	48.6	*
Capesize	Golden Savannah	2017	181,044	57.9	*	60.1	*
Capesize	Golden Surabaya	2017	181,046	57.7	*	59.9	*
Capesize	Golden Cumulus	2018	180,499	47.6	*	49.3

Capesize	Golden Cirrus	2018	180,487	47.6	*	49.2
Capesize	Golden Incus	2018	180,611	47.5	*	49.1
Capesize	Golden Calvus	2018	180,521	47.4	*	49.1
Capesize	Golden Arcus	2018	180,478	47.5	*	49.2
Panamax	Golden Ice	2008	75,500	13.1	*	13.7	*
Panamax	Golden Opportunity	2008	75,500	13.1	*	13.7	*
Panamax	Golden Saguenay	2008	75,500	13.0	*	13.6	*
Panamax	Golden Strength	2009	75,500	14.5	*	14.6	*
Panamax	Golden Suek	2011	74,849	15.6	*	16.2
Panamax	Golden Bull	2012	75,000	16.6	*	17.2
Panamax	Golden Brilliant	2013	74,500	18.1	*	18.8	*
Panamax	Golden Diamond	2013	74,500	18.2	*	18.9	*
Panamax	Golden Pearl	2013	74,186	18.2	*	18.9	*
Panamax	Golden Ruby	2014	74,052	19.9	*	20.0	*
Panamax	Golden Sue	2013	84,943	22.5	*	22.7	*
Panamax	Golden Deb	2013	84,943	23.2	*	23.4
Panamax	Golden Shea	2007	76,937	10.7		11.3
Panamax	Golden Kennedy	2015	83,789	23.0		23.9
Panamax	Golden Opal	2017	74,231	20.8	*	20.9
Panamax	Golden Amber	2017	74,500	19.9		20.6
Panamax	Golden Empress	2010	79,463	14.5		15
Panamax	Golden Endeavour	2010	79,454	14.5		15
Panamax	Golden Endurer	2011	79,474	15.2		15.9
Panamax	Golden Enterprise	2011	79,463	15.2		15.9
Panamax	Golden Daisy	2012	81,507	17.8		18.5
Panamax	Golden Ginger	2012	81,487	17.8		18.5
Panamax	Golden Rose	2012	81,585	17.8		18.5
Panamax	Golden Jake	2011	81,827	16.8		17.6
Panamax	Golden Arion	2011	82,188	16.8		17.5
Panamax	Golden Ioanari	2011	81,827	16.2		16.9
Panamax	Golden Keen	2012	81,586	17.8		18.6
Ultramax	Golden Cecilie	2015	60,263	22.2		23.1
Ultramax	Golden Cathrine	2015	60,000	22.2		23.1
				2,339.8		2,404.5
*Indicates vessels for which we believe, as of December 31, 2019 and/or 2018, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2019 and 2018 aggregate basic charter-free market value by approximately $386.6 million and $329.0 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2019 and 2018, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet exceeds the aggregate basic charter-free market value by approximately $324 million as of December 31, 2019 (December 31, 2018: $224 million).

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

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•the earnings from our vessels;
•gains (losses) from the sale of assets and amortization of deferred gains;
•other operating income (expenses), net
•ship operating expenses;
•impairment losses on vessels;
•administrative expenses;
•depreciation;
•interest expense;
•share of results of associated companies; and
•changes in fair value of our financial instruments.

We derive our earnings from time charters, voyage charters and revenue sharing arrangements. As of December 31, 2019, 52 of our 79 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Gains and losses on the sale of vessels are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the net proceeds received with the carrying value of the vessel.

Revenues generated through RSAs are presented gross when we are considered the principal under the charter parties with the net income allocated under the RSA presented as other operating income, net.

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

Administrative expenses are comprised of general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, stock option expenses and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

Depreciation, or the periodic costs charged to our income for the reduction in usefulness and long-term value of our vessels, is also related to the number of vessels we own or lease. We depreciate the cost of vessels we own, less their estimated residual value, over their estimated useful life on a straight-line basis. We depreciate the cost of vessels held under finance lease over the term of the lease. No charge is made for depreciation of vessels under construction until they are delivered.

Interest expense relates to vessel specific debt facilities and finance leases. Interest expense depends on our overall borrowing levels and may significantly increase when we acquire vessels or on the delivery of newbuildings. Interest expense may also change with prevailing interest rates, although the effect of these changes may be reduced by interest rate swaps or other derivative instruments.

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

Year ended December 31, 2019 compared with year ended December 31, 2018

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In addition, the mix of charters between spot or voyage charters and time charters also affects our revenues and voyage expenses.

(in thousands of $)	2019	2018	Change
Time charter revenues	299,946	331,469	(31,523)
Voyage charter revenues	404,184	322,804	81,380
Other revenues	1,669	1,797	(128)
Total operating revenues	705,799	656,070	49,729

Time charter revenues decreased by $31.5 million in 2019 compared with 2018, primarily due to:

•a decrease of $39.9 million primarily following a reduction in time charter activity for our owned vessels as more vessels were trading on voyage charters in 2019 compared with 2018.

This was partially offset by:
•an increase of $8.4 million primarily attributable to an increase of short-term chartered-in vessels that traded on time charters during the period.

Voyage charter revenues increased by $81.4 million in 2019 compared with 2018, primarily due to:

•an increase of $48.1 million following an increase in average freight rates for our owned vessels trading on voyage charter, and in particular for our Capesize vessels, in 2019 compared with 2018, and
•an increase of $33.3 million attributable to an increase of short-term chartered-in vessels that traded on voyage charters during the period.

Other revenues decreased by $0.1 million in 2019 compared with 2018 following a reduction in commercial management services.

Gain (loss) on sale of assets and amortization of deferred gains

(in thousands of $)	2019	2018	Change
Net gain (loss) on sale of vessels	—	2	(2)
Amortization of deferred gains	—	258	(258)
Gain (loss) on sale of assets and amortization of deferred gains	—	260	(260)

The decrease in gain on sale of assets and amortization of deferred gains is due to a decrease in amortization of deferred gains on the sale and lease back transaction of eight vessels with SFL in 2015 as a result of the adoption of ASC 842 Leases on January 1, 2019. Upon adoption of ASC 842, the remaining balance of deferred gain was recognized as an opening balance adjustment to accumulated deficit. See also “Note 3, Recently Issued Accounting Standards” to the consolidated financial statements in this report.

In 2018, we sold the Golden Eminence, a Panamax vessel, and recognized an insignificant gain following an impairment loss of $1.1 million as described below.

Other operating income (expenses), net

(in thousands of $)	2019	2018	Change
Other operating income (expenses), net	(1,170)	2,991	(4,161)

The amount under Other operating income (expenses), net is the settlement amount with CCL related to the difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer. The decrease in income in 2019 compared with 2018 is a result of our vessels trading on relatively higher earning voyages as compared to the other pool partner's vessels trading under the RSA. Therefore, based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, we have compensated the pool in 2019 compared with 2018.

Voyage expenses and commission

(in thousands of $)	2019	2018	Change
Voyage expenses and commission	185,088	162,037	23,051

Voyage expenses and commission increased by $23.1 million in 2019 compared with 2018, primarily due to:

•an increase of $20.9 million attributable to vessels that were in our fleet through the duration of both periods and was driven by an increase of $15.6 million in bunker expenses primarily as a result of increased bunker consumption and an increase of $5.3 million in port expenses as a result of a higher number of port calls in 2019 compared with 2018. Both of these factors were influenced by a change in trading pattern in the first half of 2019 compared with 2018 following the accident at the Brumadinho dam in Brazil that severely impacted iron ore production and exports out of Brazil to China and resulted in shorter voyages on average during this period, and
•an increase of $2.2 million due to more short-term chartered-in vessels trading on voyage charters in the period.

Ship operating expenses

(in thousands of $)	2019	2018	Change
Ship operating expenses	193,138	151,626	41,512

Ship operating expenses increased by $41.5 million in 2019 compared with 2018 primarily due to:

•an increase of $20.1 million as a result of the adoption of ASC 842 and the presentation of the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the 12 months ended December 31, 2019,
•an increase of $13.7 million in dry docking expenses due to more vessels being dry docked,
•an increase of $1.7 million related to a full year of ship operating expenses for the five Capesize newbuildings delivered to us during the first half of 2018, and
•an increase of $6.0 million related to running ship operating expenses, primarily spare parts and repairs, correlating with the increased number of vessels dry docked in 2019 compared with 2018.

Charter hire expenses

(in thousands of $)	2019	2018	Change
Charter hire expenses	117,779	92,712	25,067

Charter hire expenses increased by $25.1 million in 2019 compared with 2018 primarily due to:

•an increase of $42.5 million due to an increase in short-term charter-in activity from third parties,
•an increase of $1.3 million incurred for the eight vessels chartered in from SFL, and
•an increase of $2.3 million incurred for the MV Admiral Schmidt and the Vitus Bering two vessels chartered in long-term charters.

This was partially offset by:
•a decrease of $20.1 million as a result of the adoption of ASC 842 and the presentation of the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the 12 months ended December 31, 2019, and
•a decrease of $0.9 million related to the Golden Hawk lease.

Administrative expenses

(in thousands of $)	2019	2018	Change
Administrative expenses	14,123	14,705	(582)

Administrative expenses decreased by $0.6 million in 2019 as compared to 2018 primarily due to a decrease in personnel related expenses of $0.5 million and other administrative expenses of $0.1 million.

Impairment loss on vessels

(in thousands of $)	2019	2018	Change
Impairment loss on vessels	—	1,080	(1,080)

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million, gross, and we recognized a $1.1 million impairment loss in connection with the sale. No impairments have been recorded in the 2019.

Depreciation

(in thousands of $)	2019	2018	Change
Depreciation	93,845	92,148	1,697

Depreciation expenses increased by $1.7 million in 2019 as compared to 2018, primarily due to:

•an increase of $1.1 million primarily related to a full year of depreciation on the five Capesize newbuildings delivered to us during the first half of 2018, and
•an increase of $0.6 million related to vessels that have installed ballast water treatment system and/or scrubber during 2019.

Interest income

(in thousands of $)	2019	2018	Change
Interest income	4,434	7,576	(3,142)

Interest income decreased by $3.1 million in 2019 compared with 2018 primarily due to a decrease in the cash balance during 2019 and a decrease in the credit interest rate level, both for the cash held on time deposit and the cash held in our bank accounts.

Interest expense

(in thousands of $)	2019	2018	Change
Interest on floating rate debt	55,570	55,893	(323)
Interest on fixed rate debt	430	5,418	(4,988)
Finance lease interest expense	300	707	(407)
Commitment fees	351	232	119
Amortization of fair value adjustment of the convertible bond	813	10,019	(9,206)
Amortization of deferred charges	2,083	1,501	582
Related party interest expense	—	1,338	(1,338)
	59,547	75,108	(15,561)

Interest expense decreased by $15.6 million in 2019 compared with 2018, primarily due to:

•a decrease of $9.2 million due to amortization of the fair value adjustment of our Convertible Bond and a decrease of $5.0 million of fixed rate interest debt following full repayment of the Convertible Bond at maturity in January 2019,
•a decrease of $1.3 million of interest on related party debt following the prepayment of the related party seller credit loans of $65.5 million as part of the refinancing of these loans in 2018,
•a decrease of $0.4 million in finance lease interest following a reduction of our outstanding finance obligation related to Golden Eclipse. Seven of the Capesize leases from SFL were reclassified from operating lease to finance lease in

December 2019, however the finance lease interest expense for these vessels will affect the interest expense from 2020 and onwards, and
•a decrease of $0.3 million on our floating rate debt primarily due to a reduction in the LIBOR and a decrease in the average outstanding debt.

These factors were partially offset by:
•an increase of $0.6 million of amortization of deferred charges as a result of increased debt issuance costs from the amendment of the $420.0 million loan facility and the new $93.75 million, $131.79 million and $155.3 million loan facilities entered into in 2019, and
•an increase of $0.1 million in commitment fees during 2019.

Equity results of associated companies

(in thousands of $)	2019	2018	Change
Equity results of associated companies	505	512	(7)

Equity results of associated companies decreased by $7,000 in 2019 compared to 2018 primarily related to decreased earnings from trading activity in one of our joint venture companies.

Gain (loss) on derivatives

(in thousands of $)	2019	2018	Change
Gain (loss) on derivatives	(9,960)	11,165	(21,125)

The loss on derivatives increased by $21.1 million in 2019 compared with 2018 primarily due to a negative development in the fair value of our USD denominated interest rate swaps, bunker derivatives and forward freight derivatives of $16.5 million, $1.2 million and $4.2 million, respectively. This was partially offset by increased gain from our foreign currency derivatives of $0.8 million.

Gain (loss) on marketable equity securities

(in thousands of $)	2019	2018	Change
Gain (loss) on marketable equity securities	1,828	(4,043)	5,871

The gain on marketable equity securities in 2019 relates to our investment in Scorpio Bulkers Inc., or "SALT", a dry bulk shipping company listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized in the Consolidated Statements of Operations.

Other financial items

(in thousands of $)	2019	2018	Change
Other financial items	(490)	(348)	(142)

"Other financial items" was negative $0.5 million in 2019 compared with negative $0.3 million in 2018, primarily due to:

•an increase in foreign exchange losses of $1.2 million, and
•an increase in bank charges and fees of $0.2 million

This was partially offset by:
•financial income of $1.3 million mainly related to cash dividends and dividend shares received from our investment in SALT.

For the discussion of our operating results in 2018 compared with 2017, we refer to Item 5 Operating Results included in our annual report on Form 20-F for the year ended December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on March 22, 2019.

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

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner, Euro and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of scrubbers and ballast water treatment systems on certain of our vessels, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments available financing under our $420.0 million loan facility for scrubber installations and receipts from customers. Restricted cash balances are primarily related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

As of December 31, 2019 and 2018, we had cash and cash equivalents of $88.9 million and $305.4 million, respectively. In addition, as of December 31, 2019 and 2018, we had total restricted cash balances of $74.3 million and $67.3 million, respectively. As of December 31, 2019, restricted cash included cash balances of $64.1 million (December 2018: $66.7 million), which are required to be maintained by the financial covenants in our loan facilities.

As of December 31, 2019, we had committed to install scrubbers on 13 vessels with an estimated remaining financial commitment of $14.9 million, excluding installation costs. As of December 31, 2019, we had firm commitments to install ballast water treatment systems on 7 of our vessels with an estimated financial commitment, excluding installation costs, of $2.6 million due in 2019.

Other significant transactions subsequent to December 31, 2019, impacting our cash flows include the following:

•In January 2020, we made a $1.0 million shareholder loan to the joint venture company with Frontline and Trafigura,
•In January 2020, we received $17.5 million from SFL related to the modification of seven leases to finance the installation of scrubbers on these vessels, and
•In February 2020, we drew down the remaining available financing of $18.0 million under the $420.0 million loan facility.

We believe that our working capital, cash on hand and borrowings under our current facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new or replacement vessels and repayment of bank loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2019	2018	2017
Net cash provided by operating activities	158,431	186,546	93,795
Net cash used in investing activities	(73,050)	(141,195)	(17,452)
Net cash (used in) provided by financing activities	(294,742)	(44,730)	28,587
Net change in cash, cash equivalents and restricted cash	(209,361)	621	104,930
Cash, cash equivalents and restricted cash at beginning of period	372,605	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	163,244	372,605	371,984

Net cash provided by operating activities

We have significant exposure to the spot market as only 13 of our vessels traded on long term fixed rate time charter contracts during 2019, and at the date of this report we have nine vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into Forward Freight Agreements, or FFA, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2019. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2019, compared with the actual rates achieved during 2019, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2019 was $158.4 million compared with $186.5 million and $93.8 million in the year ended December 31, 2018 and December 31, 2017, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR, (v) the number of vessels dry docking in a period and (vi) change in other operating items.

The decrease in net cash provided by operating activities of $28.1 million in the year ended December 31, 2019 compared with the year ended December 31, 2018 was primarily driven by (i) impact by overall market conditions as reflected by reduced TCE income of $29.8 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $7.3 million positive result related to our fleet composition, primarily due to a full year results of five Capesize newbuildings delivered to us in 2018, and change in short-term trading activity, (iii) net positive effect of $10.8 million from change in operating assets and liabilities, (iv) positive effect of $9.3 million as a result of reduced net interest costs, (v) a decrease of $13.7 million related to more vessels being dry docked in 2019 and (vi) a negative change of $12.0 million in other operating items.

The increase in net cash provided by operating activities of $92.7 million in the year ended December 31, 2018 compared with the year ended December 31, 2017 was primarily driven by (i) impact by overall market conditions as reflected by increased TCE income of $40.2 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $76.0 million positive result related to the increase in our fleet, primarily as a result of the Quintana Acquisition and acquisition of vessels from affiliates of Hemen, and change in short-term trading activity, (iii) net negative effect of $8.1 million from change in operating assets and liabilities, (iv) negative effect of $11.8 million as a result increased net interest costs, (v) a decrease of $1.5 million related to increased dry docking costs and (vi) a negative change of $2.1 million in other operating items.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $14,200 per day for our Capesize vessels and (ii) approximately $9,900 per day for our Panamax vessels. As of March 10, 2020, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $4,800 per day, scrubber fitted Capesize vessels approximately $9,800 per day and non-scrubber fitted Panamax vessels approximately $5,600 per day.

Net cash used in investing activities

Net cash used in investing activities was $73.1 million in 2019 and was comprised mainly of additions to vessels and equipment of $44.1 million related to installations of scrubbers and ballast water treatment systems. In addition, we made a $19.5 million investment in Singapore Marine and made a $10.7 million shareholder loan to the company. These amounts were partially offset by the following:

•net sale proceeds of $1.1 million from marketable securities;
•and dividends received of $0.2 million in total.

Net cash used in investing activities was $141.2 million in 2018 and was comprised mainly of additions to newbuildings, vessels and equipment of $158.2 million, of which most was in respect of five Capesize newbuilding contracts completed during the year. This amount was partially offset by the following:

•net sale proceeds of $14.4 million in respect of one Panamax vessel sold during the year,
•payments received from seller credit receivable of $1.9 million, and
•net sale proceeds from marketable securities and dividends received of $0.8 in total.

Net cash used in investing activities was $17.5 million in 2017 and was comprised mainly of additions to newbuildings, vessels and equipment of $159.5 million, of which most was in respect of 10 newbuilding contracts, five of which were delivered during the year. This amount was partially offset by the following:

•net sale proceeds of $134.2 million in respect of six Ultramax vessels sold during the year,
•net distributions from associated companies of $6.6 million, and
•distributions from marketable securities of $1.6 million.

Net cash related to financing activities

Net cash used in financing activities in 2019 was $294.7 million and was primarily a result of debt repayments of $621.2 million. This amount included the repayment at maturity of the net outstanding amount of $168.2 million under our convertible bond. In addition, we prepaid the outstanding debt under our three non-recourse loan facilities of $222.1 million and $155.4 million under the $284.0 million which loan facilities were refinanced with the new $93.75 million, $131.79 million and $155.3 million loan facilities. Ordinary installments paid under our loan facilities were $75.5 million. In 2019, we made dividend distributions of $46.6 million, finance lease repayments of $5.7 million, share repurchases of $5.5 million and debt fees paid of $6.7 million. These items were partially offset by loan drawdowns of $389.9 million and proceeds of $1.1 million from stock options exercised during the year.

Net cash used in financing activities in 2018 was $44.7 million and was primarily a result of debt repayments of $241.8 million, dividend distributions of $64.9 million, finance lease repayments of $5.2 million, share repurchases of $1.9 million and debt fees paid of $1.2 million. These items were partially offset by loan drawdowns of $270.0 million and proceeds of $0.3 million from share issuance related to stock options exercised during the year.

Net cash provided by financing activities in 2017 was $28.6 million and was primarily a result of our two equity offerings of an aggregate of 16,372,505 new ordinary shares that generated net proceeds of $122.3 million, and loan drawdowns of $75.0 million. These items were partially offset by debt repayments of $163.8 million, finance lease repayments of $4.9 million, and debt fees paid of $0.3 million.

Borrowing Activities

In February 2019, we extended our $420.0 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation may be financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In May 2019, we entered into two new credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million. In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A new

$155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks for the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million.

$93.75 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2019, $3.3 million was repaid and there was no available undrawn amount.

$131.79 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $75.6 million. During 2019, $5.9 million was repaid and there was no available undrawn amount.

$155.3 million loan facility
This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $93.8 million. During 2019, nil was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $65.1 million. During 2019, $8.1 million (2018: $4.1 million) was repaid and there was no available, undrawn amount.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of 14 tranches of up to $30.0 million to finance, in part, 14 newbuilding vessels. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 2.5%. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all 14 tranches. As described above, in February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels.

During 2019, $20.6 million (2018: $20.6 million) was repaid and we drew down $9 million related to our financing of three scrubber installations (2018: nil). As of December 31, 2019, $320.2 million (2018: $331.8 million) was outstanding under this facility and there was $24.0 million of undrawn financing under the facility. The facility is secured by 14 (2018: 14) of our Capesize vessels.

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

During 2019, $24.7 million (2018: $23.7 million) was repaid. As of December 31, 2019, $322.5 million (2018: $347.2 million) was outstanding under this facility and there was no available, undrawn amount. At December 31, 2019, this facility was secured by 14 (2018: 14) of our Capesize vessels.

See Note 20 to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreements and a value adjusted equity covenant. Under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility. We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

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

As of December 31, 2019, we were in compliance with all of the financial and other covenants contained in our loan agreements.

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

See Note 25 to the audited Consolidated Financial Statements included herein for additional details of share issuances in exchange for vessel acquisitions.

Subsequent and Other Events

On November 21, 2019, we announced that Birgitte Ringstad Vartdal decided to step down from her role as CEO of Golden Ocean Management AS. Ms. Vartdal stepped down as CEO on November 30, 2019 and was available to the Company until the end of February 2020. Ola Lorentzon, the current Chairman of our Board of Directors, serves as our interim CEO until a full-time CEO is named.

In January 2020, the joint venture agreement with Frontline and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. As a result, we took a 10 percent interest in the joint venture company. We also made a $1.0 million shareholder loan to the joint venture company.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market conditions improved for the fourth consecutive year in 2019, based on data reported from the Baltic Exchange despite the impact of unforeseen events that negatively impacted the market. The start of 2019 was characterized by rapidly deteriorating conditions following a tragic accident at the Brumadinho dam in Brazil that severely impacted iron ore production and quickly changed sentiment and the outlook for iron ore volumes in 2019. Despite this unanticipated event, iron ore export reductions in Australia and the impact of trade tensions between the United States and China, the dry bulk market proved resilient in 2019. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 85.4% in 2019, unchanged relative to 2018 despite the market disruptions described below.

According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize were $18,025 per day for 2019 compared with $16,529 per day for 2018. For a Panamax average earnings for 2019 were $12,429 per day compared with $13,008 per day in 2018, and for a Supramax vessel average earnings were $9,948 per day in 2019 compared with $11,487 per day in 2018.

Global steel production grew by 3.3% in 2019, led by strong Chinese steel production growth of 8.3%, which offset a 1.7% decline in production from the rest of the world. Steel production growth in China was led by the property market as well as stimulus-driven infrastructure spending that drove production to record levels. While profitability of steel mills came under pressure, it was sufficient to encourage greater capacity utilization and output. China’s share of global steel production continued to increase, reaching a level equal to 53.3% of total global production. Steel stockpiles, which had increased significantly at the start of 2019 declined over the course of the year before again rebounding in the last two months of the year. Following the emergence of the Coronavirus, industrial activity came to a quick halt in early 2020, and inventories are again at elevated levels despite a significant decline in imports. The outbreak of the Coronavirus is a very negative development for Chinese steel demand as it has already led to reduced demand from automotive and construction industries.

In 2019, iron ore export volumes were significantly impacted by the tragic accident at the Brumadinho dam in Brazil, which led to other regional production halts and a decrease in production capacity that has still not yet been fully restored. After growing for nine consecutive years, Brazilian iron ore exports declined by 12.7% in 2019. Australian exports remained relatively unchanged compared to 2018 despite significant production outages. As iron ore is primarily transported on Capesize vessels, the impact was both sudden and severe and resulted in a period of significant market weakness that lasted for several months. A rapid increase in exports from Brazil at the start of the second half of 2019 led to a sharp recovery in rates, which was exacerbated by logistical issues at ports in Brazil that led to port congestion and related inefficiencies. Brazil production remains curtailed thus far in 2020 relative to expectations at the start of 2019.

Transported volumes of coal remained relatively unchanged in 2019 compared with 2018. A 20.8% annual decline in coal imports to Europe was more than offset by increases in imports of 8.3% and 9.4% to China and India, respectively. Chinese imports declined by 50% in the fourth quarter of 2019 compared to the prior quarter as the Chinese government introduced an import ban for the third consecutive year as the fourth quarter progressed. This followed a strong third quarter of 2019 that saw Chinese coal imports reach record levels of 85.4 million tons compared to the 42.7 million tons imported in the following quarter. Despite a sharp reduction in coal imports, Chinese electricity production increased by 6.3% in the fourth quarter of the year compared to the same period in 2018, driven primarily by an increase in thermal power and increased by 5.4% in 2019 compared to 2018. Chinese domestic coal production increased towards the end of the year to meet power generation requirements. Thermal energy has a strong and consistent position in the Chinese electricity mix and electricity from thermal coal power plants accounted for 72% of total Chinese electricity production in 2019 compared to 73% in 2018.

Transportation of agribulks grew by approximately 3.4% year-over-year in 2019, although growth was limited to the first half of the year. Volumes declined by 2.5% in the first half of 2019 compared to the same period in the prior year due to the ongoing trade dispute between the U.S. and China before increasing by 9.5% in the second half of 2019 compared to the second half of 2018 as the South America harvest season began to bring additional volumes to the market.

Should market weakness persist for a prolonged period of time, the likelihood of vessel scrapping will gradually increase. According to industry sources, 7.8 million dwt in total was scrapped during 2019, which represents 1.0% of the fleet at the start of the year. Scrapping activity was particularly elevated during the first three months of the year against the backdrop of a weak market environment brought about by the disruption in iron ore trade following the tragic accident in Brazil. Following the swift change in market sentiment at the start of 2020 due to the emergence of the Coronavirus, which coincided with the implementation of low sulphur fuel regulations that reduce the economic viability of older, less fuel efficient vessels, we are again observing an increase in scrapping activity. Any prolonged period of market weakness may compel owners of older and more inefficient vessels to remove them from operation.

The global fleet of dry bulk vessels amounted to 845.4 million dwt at the end of 2019 compared with 821.5 million dwt at the end of 2018. Total deliveries of newbuildings amounted to 41.3 million dwt in 2019, which is equivalent to 5.0% fleet growth from the start of the year. As of the end of 2019, the total orderbook was approximately 9.7% of the capacity on the water. Vessels scheduled for delivery in 2020 is estimated to be 5.9% of the sailing fleet. A portion of these vessels are not expected to be delivered in 2020 as shipyards and related supply chains have delayed the resumption of normal operations due to travel restrictions and other factors brought about by the Coronavirus.This may result in deliveries being spread out over an extended period of time, which would ease the impact of supply growth and allow time for growth to be partially offset by vessel scrapping.

Asset prices for Capesize vessels decreased over the course of 2019 while prices of Panamax vessels remained relatively unchanged compared to 2018. Values of older vessels decreased significantly as compared to new vessels with more efficient fuel propulsion systems as owners began to place a premium on modern vessels ahead of the expected impact of the new sulphur limits on fuel prices. The second-hand market was less active than in prior years following the drop in rates in the first half of 2019 and some uncertainty about the implementation of IMO 2020. Newbuilding prices have remained consistent for most of 2019, although the pace of contracting was significantly lower than each of 2017 and 2018 and declined as the year progress. Similar to 2018, most of the recent orders have been placed by leasing companies rather than owners.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not subject to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2019, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt	1,122,148	87,787	424,122	543,120	67,119
Operating lease obligations [1]	56,386	14,377	27,367	5,109	9,533
Finance lease obligations [2]	168,708	17,502	45,231	37,988	67,987
Scrubber commitments [3]	14,900	14,900	—	—	—
Ballast water treatment system commitments [4]	2,600	2,600	—	—	—
Interest on floating rate debt [5]	186,924	43,118	66,111	54,279	23,416
Interest on operating lease obligations[1]	8,520	2,610	3,078	1,543	1,289
Interest on finance lease obligations[2]	45,203	9,994	16,062	11,044	8,103
Total contractual cash obligations	1,605,389	192,888	581,971	653,083	177,447

1.As of December 31, 2019, we had four vessels under operating leases, one of which was with SFL and three with unrelated third parties. The operating lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessel together with the seven finance leased vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Notes 10 and 27 to our audited Consolidated Financial Statements included herein.

2.As of December 31, 2019, we held eight vessels under finance leases. This included seven vessels leased from SFL which were modified in December 2019. As a result of the modification, these leases were re-classifed from operating leases to finance leases. The finance lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessels together with the one operating leased vessel en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Notes 10 and 27 to our audited Consolidated Financial Statements included herein.

3.As of December 31, 2019, we had firm scrubber commitments of $14.9 million, excluding installation cost.

4.As of December 31, 2019, we had firm commitments to install ballast water treatment system on seven of our vessels with an estimated financial commitment of $2.6 million, excluding installation cost.

5.Interest on floating rate debt was calculated using the three month USD LIBOR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2019.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	70	Director, Chairman and interim Chief Executive Officer
Ulrika Laurin	49	Director and Audit Committee member
John Fredriksen	75	Director
Marius Hermansen	41	Director
James O'Shaughnessy	56	Director and Audit Committee Chairman
Per Heiberg	53	Chief Financial Officer of Golden Ocean Management AS
Thomas Semino	46	Chief Commercial Officer of Golden Ocean Shipping Co Pte. Ltd.

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and our Chief Executive Officer from May 5, 2010 until March 31, 2015. Since the resignation of our previous Chief Executive Officer, Birgitte Ringstad Vartdal, in November 2019, Mr. Lorentzon has served as our interim Chief Executive Officer until a full-time Chief Executive Officer is named. Mr. Lorentzon is also a director of Frontline, Flex and Erik Thun AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director on the Board following the completion of the Merger. Mr. Fredriksen is the Chairman, President and a director of Frontline. Mr. Fredriksen has established trusts for the benefit of his immediate family that indirectly control Hemen.

Marius Hermansen was appointed a director of the Board in September 2019. Mr. Hermansen serves as Chief Operating Officer for Seatankers Group. Mr. Hermansen started out his career as a trainee with AP Moller-Maersk and went on to work over 10 years at Fearnleys Shipbrokers. Mr. Hermansen currently serves as a Director and Chairman of Avance Gas Holding Ltd., Director in Golden Ocean Group Limited, and as Chairman for Dess Aquaculture Shipping AS. Mr. Hermansen was educated at the Norwegian School of Economics (NHH) in Bergen, Norway.

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

James O'Shaughnessy was appointed a director of the Board on September 21, 2018. Mr. O'Shaughnessy served as Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March 26, 2012. Prior to that Mr. O'Shaughnessy has amongst other served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin.

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

B.  COMPENSATION

During the year ended December 31, 2019, we paid aggregate cash compensation of approximately $1.9 million and an aggregate amount of approximately $48 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.5 million in respect to options granted to our executive officers in November 2016. The initial exercise price of these options was $4.20 per option and has been subsequently reduced by the amount of dividends paid after the date of grant. Current exercise price is $3.38 per option at the date of this annual report.

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

Board practices and exemptions from the NASDAQ corporate governance rules

As a foreign private issuer, we are exempt from certain requirements of the NASDAQ Global Select Market that are applicable to U.S. domestic companies because we follow our home country (Bermuda) practice, which is permitted under the NASDAQ corporate governance rules. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NASDAQ Global Select Market, please see "Item 16G. Corporate Governance" of this annual report.

D.  EMPLOYEES

As of December 31, 2019, we employed 37 people in our offices in Oslo and Singapore. We contract with independent ship managers to manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 12, 2020, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
Marius Hermansen	—	—
Ulrika Laurin	50,000	(1)
John Fredriksen (2)	—	—
Thomas Semino	—	—
Per Heiberg	15,000	(1)
James O'Shaughnessy	—	—

1.Less than 1%.
2.Hemen may be deemed to beneficially own 51,722,010 of our common shares. In addition, Hemen holds TRS agreements with underlying exposure to 4,905,000 of our common shares. See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders" below. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Scheme as of March 12, 2020, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Per Heiberg	100,000	100,000	USD 3.38	November 2021
Thomas Semino	50,000	50,000	USD 3.38	November 2021
Marius Hermansen	45,000	45,000	USD 3.38	November 2021

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 12, 2020 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	51,722,010	36.1%
Folketrygdfondet AS(2,3)	7,638,154	5.3%

(1) Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. The Frontline shares are included in the 51,722,010 shares that Hemen may be deemed to beneficially own. In addition, Hemen holds TRS agreements with underlying exposure to 4,905,000 of our common shares. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

(2) Percentage amount based on 143,277,697 which is 144,272,697 issued common shares, adjusted for 995,000 treasury shares as of March 12, 2020.

(3) The beneficial ownership is based on the latest available filing made with the Commission on Schedule 13G/A on February 12, 2020, which reported sole voting and dispositive power over the shares by Folketrygdfondet AS. The business address of Folketrygdfondet AS as reported on the Schedule 13G/A filed with the Commission on February 12, 2020 is Haakon VII’s Gate 2, P.O. Box 1845 Vika, 0123 Oslo, Norway.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As at the date of this Annual Report, the Company had 143,277,697 common shares outstanding, which includes an adjustment of 995,000 treasury shares. Our common shares have been quoted on the NASDAQ Global Select Market, or NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

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

Application of Section 883

Under the relevant provisions of Section 883, we will be exempt from United States federal income taxation on its United States source shipping income if:

i.We are organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which is referred to herein as the "country of organization requirement"; and
ii.We can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:
•Our stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country (such as NASDAQ Global Select Market, on which our common shares trade), which is referred to herein to as the "Publicly-Traded Test"; or
•more than 50% of our stock, in terms of value, is beneficially owned by one or more "qualified shareholders" which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

The United States Treasury Department has recognized Bermuda, our country of incorporation, as a qualified foreign country. In addition, the United States Treasury Department has recognized each of Liberia, the Marshall Islands, Hong Kong and Panama, the countries of incorporation of our vessel-owning subsidiaries, as a qualified foreign country. Accordingly, we and our vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, our eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For our 2019 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were "primarily and regularly" traded on the NASDAQ Global Select Market, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2019 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
Under the Treasury Regulations, stock of a corporation will be considered to be "primarily traded" on an established securities market in a country (such as NASDAQ Global Select) if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our common shares are primarily traded on the NASDAQ Global Select Market for purposes of the “primarily traded” test.
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
For purposes of determining the persons that own 5% or more of our common shares, or “5% Shareholders,” the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2019 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own , directly or constructively, 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the United States Internal Revenue Code of 1986, as amended, or the Code, United States Holders whose "functional currency" is other than the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the "base erosion and anti-avoidance" tax, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares that are listed on the NASDAQ Global Select Market as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

As used herein, the term "United States Holder" means a beneficial owner of common shares that is a (i) United States individual citizen or resident, (ii) United States corporation or other United States entity taxable as a corporation, (iii) estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a
United States person for U.S. federal income tax purposes.

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

Dividends paid on common shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) common shares are readily tradable on an established securities market in the United States (such as the NASDAQ Global Select Market on which the common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been since the beginning of our 2004 taxable year, or will be); (3) the United States Non-Corporate Holder has owned common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other requirements are met. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

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

•at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•at least 50% of the average value of the assets held by us during such taxable year produce, or are held for the production of, passive income.

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

Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

Finally, if we were to be treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a Mark-to-Market election for that year, who is referred to herein as a "Non-Electing United States Holder", would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing United States Holder on the common shares in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing United States Holder in the three preceding taxable years, or, if shorter, the Non-Electing United States Holder's holding period for the common shares), and (2) any gain realized on the sale, exchange or other disposition of the common shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing United States Holders' aggregate holding period for the common shares;
•the amount allocated to the current taxable year and any taxable years before we became a PFIC would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

United States Federal Income Taxation of "Non-U.S. Holders"

A beneficial owner of our common shares that is not a United States Holder (and not an entity treated as a partnership) is referred to herein as a "Non-U.S. Holder". If you are a partner in a partnership (or an entity or arrangement treated as a partnership for United States federal income tax purposes) holding common shares, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of common shares.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to United States federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a United States trade or business. If the Non-U.S. Holder is engaged in a United States trade or business, our distributions will generally be subject to United States federal income tax, on a net income basis at the regular graduated rates, to the extent they constitute income effectively connected with the Non-U.S. Holder’s United States trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a United States permanent establishment maintained by the Non-U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items.

Sale, Exchange or Other Disposition of Common Shares

Non-U.S. Holders will generally not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common shares unless: (i) the gain is "effectively connected" with the Non-U.S. Holder's conduct of a trade or business in the United States or, if the Non-U.S. Holder is entitled to the benefits of an applicable U.S. income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non- U.S. Holder in the United States or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a U.S. trade or business for U.S. federal income tax purposes, the income from the common shares, including dividends on the underlying common shares and the gain from the sale, exchange or other disposition of the common shares that is "effectively connected" with the conduct of that U.S. trade or business, will generally be subject to U.S. federal income tax in the same manner as discussed in the previous section relating to the U.S. federal income taxation of United States Holders. In addition, in the case of a corporate Non-U.S. Holder, such Non-U.S. Holder's earnings and profits that are attributable to the "effectively connected" income, subject to certain adjustments, may be subject to an additional U.S. federal branch profits tax at a rate of 30% or at a lower rate as may be specified by an applicable U.S. income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a holder of common shares will be subject to information reporting requirements. Such payments will also be subject to "backup withholding" if paid to a non-corporate United States Holder who:

•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that he has failed to report all interest or dividends required to be shown on his United States federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on an applicable IRS Form W-8.

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

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which have reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings as of December 31, 2019, net of the amount subject to interest rate swap agreements, amounted to $1,113.9 million compared to $1,185.3 million as of December 31, 2018 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2019, the floating rate on a notional principal amount of $500 million (December 31, 2018: $500 million) was swapped to fixed rate.

As at December 31, 2019 and 2018, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2019	2018
Interest rate swaps - asset positions	1,569	5,424
Interest rate swaps - liability positions	9,259	—

As at December 31, 2019 and 2018, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.98% and 2.01%, respectively.

During 2019, we recorded a net loss on interest rate swaps of $10.9 million in the consolidated statement of operations, which resulted from realized gain (interest expense) of $2.2 million offset by unrealized loss of $13.1 million (change in the fair value). During 2018, we recorded a net gain on interest rate swaps of $5.6 million in the consolidated statement of operations, which resulted from realized gain (interest expense) of $1.1 million and unrealized gain of $4.5 million (change in the fair value).

As at December 31, 2019, our estimated interest expense until the maturity of our floating-rate long term debt based on the applicable three-month USD LIBOR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2020	43,118	54,312	11,194
2021	34,999	45,260	10,261
2022	31,111	40,421	9,310
2023	28,354	36,732	8,378
2024	25,925	33,465	7,540
Thereafter	23,417	30,075	6,658
	186,924	240,265	53,341

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner, Euro and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign currency Swap Agreements
As of December 31, 2019, we had contracts to swap USD to NOK for a notional amount of $2.6 million in addition to contracts to swap USD to EUR for a notional of $6.1 million. As of December 31, 2018, we had contracts to swap USD to NOK for a notional amount of $5.1 million in addition to contracts to swap USD to EUR for a notional of $23.9 million. As of December 31, 2019, the fair value of our swaps was a payable of $1.1 million (2018: payable of $0.5 million). In 2019, we recorded total net gain on our foreign currency swaps of $0.2 million (2018: loss of $0.6 million).

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

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are, in our opinion, usually well established banks or other well known institutions in the market.

As of December 31, 2019, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes (December 31, 2018: 14.0 thousand metric tonnes). As of December 31, 2019, the fair value of our bunker swaps was a receivable of $26 thousand and a payable of $13 thousand (2018: receivable of $0.4 million and a payable of $0.8 million). In 2019, we recorded total net loss on our bunker swaps of $0.3 million (2018: net gain of $0.9 million).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or RSAs that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly through forward freight agreements, or FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFA are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In 2019, we recorded a net gain on our portfolio of FFA of $1.1 million (2018: net gain of $5.3 million).

Please see Note 28 to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2019. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and
•Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the evaluation of the effectiveness of the Company's internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2019. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2019.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2019, appearing under Item 18, and such report is incorporated herein by reference.

d)   Changes in internal control over financial reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2019 and 2018 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2019	2018
Audit Fees (a)	864	1,000
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	864	1,000

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2019 and 2018 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Programs	Maximum Number of Shares that May Yet Be Purchased Under the Programs
January 2019 (1)	125,000	$6.25	125,000	5,430,000
May 2019 (1)	175,000	$4.86	175,000	5,255,000
June 2019 (1)	50,000	$5.29	50,000	5,205,000
August 2019 (1)	25,000	$5.50	25,000	5,180,000
September 2019 (1)	100,000	$5.80	100,000	5,080,000
October 2019 (1)	380,000	$5.63	380,000	4,700,000

(1) In December 2018, we announced a share buy-back program to purchase up to 6,000,000 of our common shares. The buy-back program ended on December 20, 2019. On December 20, 2019, we announced that our Board of Directors renewed the share buy-back program for one year, authorizing the purchase of up to 6,000,000 of our common shares. The renewed buy-back program ends on December 18, 2020. The maximum amount to be paid per share is $9 or the equivalent in NOK if shares are purchased on the Oslo Stock Exchange. During the year of 2019, we acquired an aggregate of 855,000 shares in open market transactions. As of the date of this report, we have bought back an aggregate of 1,300,000 shares pursuant to the program and used 305,000 of these treasury shares to settle options in connection with our 2016 Share Option Plan.

See Note 25 to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Currently, two of the five members of our board of directors are independent in accordance with NASDAQ rules.

Executive Sessions. NASDAQ requires that independent directors meet regularly in executive sessions at which only independent directors are present. We intend to hold executive sessions at which only independent directors are present at least twice a year.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-46 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (3)
1.3	Certificate of Change of Share Capital (3)
1.4	Amended and Restated Bye-Laws (3)
2.1	Form of Common Share Certificate (4)
2.2	Description of Securities
4.1	2010 Equity Incentive Plan (2)
4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (5)
4.3	2016 Share Option Scheme(6)
8.1	Significant Subsidiaries
12.1
Certification of the Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Consent of Independent Registered Public Accounting Firm
15.2	Consent of Seward & Kissel LLP
101	INS XBRL Instance Document
101	SCH XBRL Taxonomy Extension Schema
101	CAL XBRL Taxonomy Extension Schema Calculation Linkbase
101	DEF XBRL Taxonomy Extension Schema Definition Linkbase
101	LAB XBRL Taxonomy Extension Schema Label Linkbase
101	PRE XBRL Taxonomy Extension Schema Presentation Linkbase

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(4)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(5)	Incorporated by reference to Exhibit E of the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Per Terje Heiberg
Per Terje Heiberg
Principal Financial Officer
Dated: March 12, 2020

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations, consolidated statements of comprehensive income, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 3 to the consolidated financial statements the Company changed the manner in which it accounts for leases in 2019, and the manner in which it accounts for marketable securities and the manner it accounts for revenue from contracts with customers in 2018.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators for owned vessels and right of use assets

As described in Notes 2, 10, 16 and 17 to the consolidated financial statements, the Company’s Vessels and equipment, net, Finance leases, right of use assets, net and Operating leases, right of use assets, net, were USD 2,340,753 thousand, USD 193,987 thousand and USD 54,853 thousand as of December 31, 2019. Management assesses the carrying values of the vessels and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for owned vessels and right of use assets is a critical audit matter are that there was significant judgment by management when assessing the impairment indicators, which in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating audit evidence obtained relating to management’s significant assumptions, such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment indicator assessment for owned vessels and right of use assets including controls over development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy, and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to development of second hand vessel values based on appraisals of the ships, development of forward freight rates, spot rates and operating cash flows involved (i) testing the assumptions used in the assessment to external data, (ii) evaluating management's assessment of the indicators and (iii) testing whether the assumptions were consistent with evidence obtained in other areas of the audit and third party industry information.

/s/ PricewaterhouseCoopers AS

Oslo, Norway
March 12, 2020

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except per share data)

	2019	2018	2017
Operating revenues
Time charter revenues	299,946	331,469	233,007
Voyage charter revenues	404,184	322,804	225,769
Other revenues	1,669	1,797	1,247
Total operating revenues	705,799	656,070	460,023

Gain (loss) on sale of assets and amortization of deferred gains	—	260	(312)
Other operating income (expenses), net	(1,170)	2,991	3,881

Operating expenses
Voyage expenses and commission	185,088	162,037	118,929
Ship operating expenses	193,138	151,626	132,198
Charter hire expenses	117,779	92,712	70,673
Administrative expenses	14,123	14,705	12,558
Impairment loss on vessels	—	1,080	1,066
Depreciation	93,845	92,148	78,093
Total operating expenses	603,973	514,308	413,517

Net operating income (loss)	100,656	145,013	50,075

Other income (expenses)
Interest income	4,434	7,576	2,207
Interest expense	(59,547)	(75,108)	(59,840)
Share of results of associated companies	505	512	4,620
Gain (loss) on derivatives	(9,960)	11,165	145
Gain (loss) on marketable equity securities	1,828	(4,043)	—
Other financial items	(490)	(348)	501
Net other income (expenses)	(63,230)	(60,246)	(52,367)
Net income (loss) before income taxes	37,426	84,767	(2,292)
Income tax expense	237	232	56
Net income (loss)	37,189	84,535	(2,348)

Per share information:
Earnings (loss) per share: basic and diluted	$0.26	$0.59	$(0.02)
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Comprehensive Income for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except per share data)

	2019	2018	2017
Comprehensive income, net
Net income (loss)	37,189	84,535	(2,348)
Net changes related to marketable securities
Unrealized gain	—	—	3,036
Other comprehensive income	—	—	3,036

Comprehensive income, net	37,189	84,535	688

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2019 and 2018
(in thousands of $)

	2019	2018
ASSETS
Current assets
Cash and cash equivalents	88,931	305,352
Restricted cash	15,449	20,272
Marketable securities	13,861	12,033
Trade accounts receivable, net	45,635	27,650
Other current assets	31,498	26,667
Related party receivables	5,180	3,990
Derivative instruments receivables	3,876	9,449
Inventories	28,235	28,154
Prepaid expenses	6,335	6,127
Voyages in progress	21,929	2,808
Favorable charter party contracts	12,148	18,732
Total current assets	273,077	461,234
Restricted cash	58,864	46,981
Vessels and equipment, net	2,340,753	2,406,456
Finance leases, right of use assets, net	193,987	1,165
Operating leases, right of use assets, net	54,853	—
Favorable charter party contracts	4,073	16,221
Investments in associated companies	21,483	1,658
Related party receivables	10,700	—
Other long term assets	8,267	17,639
Total assets	2,966,057	2,951,354
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	87,787	471,764
Current portion of finance lease obligations	17,502	5,649
Current portion of operating lease obligations	14,377	—
Derivative instruments payables	10,455	1,294
Related party payables	3,970	—
Trade accounts payables	12,402	7,752
Accrued expenses	44,739	26,643
Other current liabilities	42,135	28,398
Total current liabilities	233,367	541,500
Long-term liabilities
Long-term debt	1,026,083	877,278
Non-current portion of finance lease obligations	151,206	1,786
Non-current portion of operating lease obligations	42,010	—
Other long term liabilities	—	7,278
Total liabilities	1,452,666	1,427,842
Commitments and contingencies
Equity

Share capital (Shares issued: 2019: 144,272,697. 2018: 144,272,697 Outstanding shares: 2019:143,277,697 shares. 2018: 143,827,697 shares. All shares are issued and outstanding at par value $0.05)	7,215	7,215
Treasury shares	(5,669)	(2,643)
Additional paid in capital	715	233
Contributed capital surplus	1,739,834	1,786,451
Accumulated deficit	(228,704)	(267,744)
Total equity	1,513,391	1,523,512
Total liabilities and equity	2,966,057	2,951,354

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2019, 2018 and 2017
(in thousands of $)

	2019	2018	2017

Net income (loss)	37,189	84,535	(2,348)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	93,845	92,148	78,093
Amortization of deferred charges	2,083	1,501	1,415
(Gain) loss on sale of assets and amortization of deferred gains	—	(260)	312
Impairment loss on vessels	—	1,080	1,066
Share option expenses	482	537	576
Share of results of associated companies	(505)	(512)	(4,620)
Dividends received from associated companies	150	1,096	256
Amortization of charter party-out contracts	18,732	18,733	19,333
Amortization of charter party-in contracts	—	(672)	(672)
Amortization of other fair value adjustments, net, arising on the Merger	813	10,019	10,360
Mark to market (gain) loss on derivatives	14,733	(6,700)	(1,851)
Mark to market (gain) loss on marketable securities	(1,828)	4,043	—
Provision for onerous contracts	(299)	299	29
Non-cash lease expense	(4,351)	(3,553)	(2,925)
Other	(1,332)	1,621	(951)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(18,241)	(4,760)	(8,608)
Related party balances	2,751	(4,730)	1,281
Other receivables	(4,827)	(2,553)	(14,034)
Inventories	(81)	(8,012)	(2,188)
Voyages in progress	(19,121)	6,254	(5,064)
Prepaid expenses	(208)	2,226	(2,063)
Trade accounts payables	4,649	2,352	2,519
Accrued expenses	18,096	2,289	6,543
Other current liabilities	15,701	(10,435)	17,336
Net cash provided by operating activities	158,431	186,546	93,795
Investing activities
Dividends from associated companies	—	45	7,300
Dividends received from marketable equity securities	176	101	1,606
Payments received from seller credit receivable	—	1,875	—
Purchase of investment in associated companies	(19,470)	—	(1,000)
Loan advance to related parties	(10,700)	—	—
Additions to newbuildings	—	(147,855)	(152,130)
Purchase of vessels and equipment	(44,118)	(10,381)	(7,418)
Proceeds from sale of vessels	—	14,357	134,190
Proceeds from sale of marketable securities	1,062	663	—
Net cash used in investing activities	(73,050)	(141,195)	(17,452)
Financing activities
Proceeds from long-term debt	389,894	270,000	75,000

Repayment of long-term debt	(621,235)	(241,789)	(163,770)
Repayment of finance leases	(5,650)	(5,239)	(4,858)
Debt fees paid	(6,727)	(1,200)	(308)
Net proceeds from share issuance	—	304	122,523
Share repurchases	(5,504)	(1,894)	—
Net proceeds from share distributions	1,097	—	—
Distributions to shareholders	(46,617)	(64,912)	—
Net cash provided by (used in) financing activities	(294,742)	(44,730)	28,587
Net change in cash, cash equivalents and restricted cash	(209,361)	621	104,930
Cash, cash equivalents and restricted cash at beginning of year	372,605	371,984	267,054
Cash, cash equivalents and restricted cash at end of year	163,244	372,605	371,984

Supplemental disclosure of cash flow information:
Interest expenses paid	60,676	73,068	55,920
Income taxes paid	61	10	4

Details of non-cash investing and financing activities in the year ended December 31, 2019, 2018 and 2017 are given in Note 30.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2019, 2018 and 2017
(in thousands of $, except number of shares)

	2019	2018	2017
Number of shares outstanding
Balance at beginning of year	143,827,697	142,197,697	105,965,192
Shares issued	—	2,075,000	36,232,505
Repurchases of shares	(855,000)	(445,000)	—
Distribution of treasury shares	305,000	—	—
Balance at end of year	143,277,697	143,827,697	142,197,697

Share capital
Balance at beginning of year	7,215	7,111	5,299
Shares issued	—	104	1,812
Balance at end of year	7,215	7,215	7,111

Treasury shares
Balance at beginning of year	(2,643)	—	—
Repurchases of shares	(4,756)	(2,643)	—
Distribution of treasury shares	1,730	—	—
Balance at end of year	(5,669)	(2,643)	—

Additional paid in capital
Balance at beginning of year	233	454,694	201,864
Shares issued	—	17,540	252,254
Stock option expense	482	537	576
Reclassified to contributed surplus	—	(472,538)	—
Balance at end of year	715	233	454,694

Contributed capital surplus
Balance at beginning of year	1,786,451	1,378,824	1,378,824
Distributions to shareholders	(46,617)	(64,912)	—
Reclassified from additional paid in capital	—	472,538	—
Balance at end of year	1,739,834	1,786,451	1,378,824

Other comprehensive income
Balance at beginning of year	—	5,323	2,287
Other comprehensive income, net	—	—	3,036
Adjustment on adoption of changes in ASC 825	—	(5,323)	—
Balance at end of year	—	—	5,323

Accumulated deficit
Balance at beginning of year	(267,744)	(351,903)	(349,555)
Adjustment on adoption of ASC 606	—	(5,698)	—
Adjustment on adoption of changes in ASC 825	—	5,323	—
Adjustment on adoption of ASC 842	2,485	—	—
Loss on distributed treasury shares	(634)	—	—
Net (loss) income	37,189	84,535	(2,348)
Balance at end of year	(228,704)	(267,744)	(351,903)
Total equity	1,513,391	1,523,512	1,494,049
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating five very large crude oil carriers, or VLCCs. However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring second hand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 special purpose companies, or SPCs, from Frontline 2012 Ltd, or Frontline 2012, each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.
On October 7, 2014, we entered into an agreement and plan of merger, or the Merger Agreement, with Golden Ocean Group Limited, or the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange, or the OSE, pursuant to which the two companies agreed to merge, with us as the surviving company, or the Merger. The Merger was completed on March 31, 2015. As of March 31, 2015, and following completion of the Merger, we owned 47 vessels and had 25 vessels under construction.

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

Business
We own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 105,000 and 200,000 dwt, Panamax vessels, which are vessels between 65,000 and 105,000 dwt, and Ultramax vessels, which are between 55,000 and 65,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2019, we owned 67 dry bulk vessels. In addition, we had 12 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL Corporation Ltd., or SFL, three chartered in on operating leases from unrelated third parties and one chartered in on a finance lease from an unrelated third party). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama.

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

Use of estimates
The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires us to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Such estimates and assumptions impact, among others, the following: judgements involved in identifying performance obligations in revenue contracts, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation, impairment of assets, the amount of uncollectible accounts and accounts receivable, the amount to be paid for certain liabilities, including contingent liabilities, the amount of costs to be capitalized in connection with the construction of newbuildings and the determination of useful life of our vessels. Actual results could differ from those estimates.

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets acquired and liabilities assumed in a business combination requires the use of estimates and significant judgments, among others, the following: the market assumptions used when valuing acquired time charter contracts, the expected revenues earned by vessels held under finance lease and the operating costs (including dry docking costs) of those vessels and the discount rate used in cash flow based valuations, The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

Revenue and expense recognition

Revenue Recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

In a voyage charter contract, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration for such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90 or 95% freight paid within three to five days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer may be given credit if the loading/discharging activities happen within a shorter period than the allowed laytime, which is despatch and results in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.

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

Several of our Capesize vessels operate under a pool arrangement for Capesize vessels with Capesize Chartering Ltd, or CCL. Revenues and expenses for our own vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charterparties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charterparties. CCL, as pool manger, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel. The difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operate under a revenue sharing agreement, or RSA, for Supramax vessels managed by C Transport Holding Ltd, or CTM. Under this RSA, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operates and therefore controls the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

On January 1, 2018, we adopted the provisions of ASC 606 Revenue from Contracts with Customers using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Prior to the adoption of ASC 606 Revenue from Contracts with Customers, voyage revenues were recognized ratably over the estimated length of each voyage and, therefore, were allocated between reporting periods based on the relative transit time in each period. Voyage expenses were recognized as incurred. We used a discharge-to-discharge basis in determining percentage of completion for all voyage charters whereby we recognize revenue ratably from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. However, we did not recognize revenue if a charter was not contractually committed to by a customer and us, even if the vessel discharged its cargo and was sailing to the anticipated load port on its next voyage.

Charter hire expense
Charter hire expense is charged to the consolidated statement of operations on a straight-line basis over the lease term.

Contingent rental expense (income)
Any contingent elements of rental expense (income), such as profit share or interest rate adjustments included in our leases, are recognized when the contingent conditions have materialized.

Gain (loss) on sale of assets and amortization of deferred gains
Gain (loss) on sale of assets and amortization of deferred gains include losses from the sale of vessels and in 2018 and 2017, respectively, the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. A deferred gain arose under ASC 840 when we entered into a sale-leaseback transaction regarding a vessel and we did not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain was amortized in proportion to the gross rental payments over the minimum term of the lease. With reference to Note 3 Recently issued accounting standards and as a result of the adoption of ASC 842, the remaining balance of deferred gain related to the sale and leaseback transaction of eight vessels with SFL in 2015 was recognized as an opening balance adjustment to accumulated deficit.

Drydocking
Normal vessel repair and maintenance costs are expensed when incurred. We recognize the cost of a drydocking at the time the drydocking takes place, applying the "expense as incurred" method.

Impairment of vessels and right of use assets
The carrying values of our vessels and right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of second hand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. If impairment indicators exist, we assess the recoverability of the carrying value of each asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. If the future net undiscounted cash flows are less than the carrying value of the asset an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. In addition, long-lived assets to be disposed of are reported at the lower of carrying amount and fair value less estimated costs to sell.

Fair value is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, vessels to be disposed of by sale are reported at the lower of their carrying amount or fair value less estimated costs to sell.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. For any newbuildings that are constructed,we capitalize interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period. As of December 31, 2019 and 2018, we did not have any newbuildings under construction.

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

Marketable securities
Our marketable securities are investments in equity securities with readily determinable fair values. These investments are measured at fair value and any resulting unrealized gains and losses are recorded in the consolidated statement of operations. Prior to the adoption of ASU 2016-01 Financial instruments on January 1, 2018, our marketable securities were considered to be available-for-sale securities and as such are carried at fair value. Any resulting unrealized gains and losses were recorded as a separate component of other comprehensive income in equity unless the securities were considered to be other than temporarily impaired, in which case unrealized losses were recorded in the consolidated statement of operations as impairment loss on marketable securities. The cost of available for sale securities was calculated on an average cost basis.

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

Vessels, newbuildings and depreciation
Vessels are stated at cost less accumulated depreciation. Newbuildings represent the accumulated costs to the balance sheet date which we have paid by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. For vessels under construction ("Newbuildings") no charge for depreciation is made until the vessel is available for use. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10 year historical average up to the date we take ownership of the vessel, across the three main recycling markets (Far East, Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Finance leases
We charter in certain vessels and equipment under leasing agreements. Leases of vessels and equipment where we have substantially all the risks and rewards of ownership are classified as finance leases and we recognize on the balance sheet the right to use those assets and a corresponding liability. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We make significant judgements and assumptions to estimate our incremental borrowing rate that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and in an amount equal to the lease payments in a similar economic environment. We perform the following steps in estimating our incremental borrowing rate: (i) gather observable debt yields of our recently issued debt facilities; and (ii) make adjustments to the yields of the actual debt facilities to reflect changes in collateral level, terms, the risk-free interest rate, and credit ratings. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is expensed to the Consolidated Statement of Operations over the lease period.

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the Consolidated Statement of Operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful life or on a straight-line basis over the expected term of the lease if shorter.

Operating leases
Our operating leases relate to vessels, offices and equipment under leasing agreements that do not meet the criteria to be classified as finance leases. We recognize on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts with a duration, or lease term, of 12-months or above. Similar to our finance leases, the discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing. The amortization of right of use assets relating to operating leased vessels is presented under charter hire expenses in the statement of operations. For our time charter-in contracts, a non-lease component, or service element has been determined which is reported under ship operating expenses. We make significant judgements and assumptions to separate the lease component from the non-lease component of our time chartered-in vessels. For purposes of determining the standalone selling price of the vessel lease and technical management service components of our time charters, we have concluded that the residual approach would be the most appropriate method to use given that vessel lease rates are highly variable depending on shipping market conditions, the duration of such charters, and the age of the vessel. We believe that the standalone transaction price attributable to the technical management service component is more readily determinable than the price of the lease component and, accordingly, the price of the service component is estimated and the residual transaction price is attributed to the vessel lease component.

The amortization of right of use assets relating to office leases is reported under administrative expenses in the statement of operations. In relation to our operating leases, prior periods were not restated to reflect recording of the right of use asset/liability related to these leases. Refer also to Note 3 Recently issued accounting standards and the adoption of ASC 842 Leases on January 1, 2019.

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

The amortization of time charter out contracts is recorded and presented under time charter revenues and the amortization of time charter-in contracts is amortized and presented under charter hire expenses in the consolidated statement of operations. Upon adoption of ASC 842 Leased on January 1, 2019, the unfavorable value of the Golden Hawk operating lease acquired as part of the merger or business combination in 2015 was adjusted to the corresponding right of use asset. Refer also to Note 3 Recently issued accounting standards and the adoption of ASC 842 Leases on January 1, 2019.

Equity method investments
Investments in companies over which we have the ability to exercise significant influence but do not control are accounted for using the equity method. We record our investments in equity-method investees in the consolidated balance sheets as "Investment in associated companies" and our share of the investees' earnings or losses in the consolidated statements of operations as "Share of results of associated companies". The excess, if any, of purchase price over book value of our investments in equity method investees is included in the accompanying consolidated balance sheets in "Investment in associated companies".

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

Stock-based compensation
Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in “General and administrative expenses” in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized as compensation expense over the requisite service period for all awards that vest based on the ’straight-line method’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Comprehensive income
The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of other comprehensive income on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 “Comprehensive Income”, and presents items of net income (loss), items of other comprehensive income (“OCI”) and total comprehensive income in two separate and consecutive statements.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The standard adds an impairment model known as the current expected credit loss (“CECL”) model that is based on expected losses rather than incurred losses. Under the new guidance, an entity is required to recognize as an allowance its estimate of expected credit losses, which the FASB believes will result in more timely recognition of such losses. Unlike the incurred loss models under existing standards, the CECL model does not specify a threshold for the recognition of an impairment allowance. Rather, an entity will recognize its estimate of expected credit losses for financial assets as of the end of the reporting period. Credit impairment will be recognized as an allowance or contra-asset rather than as a direct write-down of the amortized cost basis of a financial asset. However, the carrying amount of a financial asset that is deemed uncollectible will be written off in a manner consistent with existing standards. In addition, for financial guarantees in the scope of ASC 326, entities must measure the expected credit losses arising from the contingent aspect under the CECL model in addition to recognizing the liability for the noncontingent aspect of the guarantee under ASC 460, Guarantees. A standalone liability representing the amount that it expects to pay on the guarantee related to expected credit losses is required for the contingent aspect. Financial assets measured at fair value through net income are scoped out of CECL. The ASU requires a cumulative-effect adjustment to the retained earnings as of the beginning of the first reporting period in which the guidance is effective. Periods prior to the adoption date that are presented for comparative purposes are not to be adjusted. In November 2018, the FASB issued ASU 2018-19, Financial Instruments – Credit losses (ASC 326), which clarifies that operating lease receivables are not within the scope of ASC 326 and should instead be accounted for under the new leasing standard, ASC 842. The standard is effective for us, and we will adopt the standard from January 1, 2020. Based on our current portfolio of financial assets, we expect to recognize an immaterial cumulative-effect increase to the accumulated deficit as of January 1, 2020.

In August 2018, the FASB issued ASU No. 2018-13, Fair value measurement (Topic 820), which is intended to streamline the disclosure requirements on fair value measurements. Disclosures such as the amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation process for Level 3 fair value measurements were removed. Additional disclosures such as disclosure about changes in unrealized gains and losses included in the other comprehensive income for Level 3 fair value measurements, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements are required to be reported by the public entities. The accounting update is effective January 1, 2020 and the adoption of the accounting standard is not expected to have any material impact on our consolidated financial statements.

In November 2018, the FASB issued ASU 2018-18, Collaborative Arrangements (Topic 808), to provide clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update also precludes entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The accounting update is effective January 1, 2020 and the adoption of the accounting standard is not expected to have any material impact on our consolidated financial statements.

Accounting Standards Updates, recently adopted

On January 1, 2019, we adopted ASC 842 Leases which revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard requires lessees and lessors to classify most leases as either financing or operating using principles similar to previous lease accounting. The income statement recognition is similar to previous lease accounting and is based on lease classification. The accounting applied by a lessor under the new guidance is substantially equivalent to previous lease accounting guidance.

We adopted the new accounting standard using the modified retrospective transition approach, which allowed us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. As a lessee, we currently have three major categories of leases - chartered-in vessels, vessels under finance lease and office leases. The adoption of the new accounting standard resulted in the recognition of operating lease right-of-use assets of $205.3 million and related lease liabilities for operating leases of $198.5 million in Total Assets and Total Liabilities, respectively. Upon adoption of ASC 842, the right-of-use asset for operating leases was based on the lease liability. In addition an adjustment was made to reclassify $10.9 million, net, related to deferred rent and prepaid rent. The right-of-use asset for the Golden Hawk lease was also adjusted with $4.1 million relating to an unfavorable value of this contract that was previously recognized as part of a business combination. A deferred gain of $2.5 million from a sale and leaseback transaction in 2015 was recognized as a cumulative-effect adjustment to Total Equity on our Consolidated Balance Sheet on January 1, 2019.

In connection with the adoption of ASC 842, we elected the package of practical expedients for all our leases that permits us not to (i) reassess whether any expired or existing contracts are or contain leases; (ii) reassess the lease classification for any expired or existing leases and (iii) reassess initial direct costs for any existing leases. Additionally, we elected not to use the practical expedient of hindsight in determining the lease term and the practical expedient pertaining to land easements as it is not applicable to us.

Prior to January 1, 2019, we recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement, there were no material differences between the timing and amount of lease expenses recognized under the two accounting methodologies during 2019, 2018 and 2017. However, as we have not applied the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842, we have a change in presentation in 2019 compared to 2018 and 2017. For vessels chartered in on time charter, we have presented $20.1 million of the non-lease component, or service element, under ship operating expenses as opposed to charter hire expenses in 2019.

We have also elected as an accounting policy not to apply the provisions of ASC 842 to short term leases (i.e., leases with an original term of 12-months or less). As a result, we recognize the lease payments in the income statement on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred. The accounting policy election for short-term leases is made by class of underlying asset to which the right of use relates.

The adoption of the new accounting standard has not had any material impact for the accounting of our one and only finance lease arrangement which we had as of January 1, 2019.

In determining the appropriate discount rate to use in calculating the present value of our contractual lease payments, we make significant judgments and assumptions to estimate the incremental borrowing rate as the rate implicit in our leases cannot be readily determined. The incremental borrowing rate is defined as the rate of interest that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and amount equal to the lease payments in a similar economic environment.

For arrangements where we are the lessor, the adoption of the new lease standard did not have a material impact on our financial statements as all of our leases are operating leases. For our contracts where we are the lessor, we have elected the practical expedient to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. Revenues from contracts where the non-lease component is the predominant component are accounted for under ASC 606. When a lessor, lease revenue for fixed lease payments is recognized over the lease term on a straight-line basis and lease revenue for variable lease payments is recognized in the period in which the changes in facts and circumstances on which the variable lease payments are based occur. Initial direct costs are expensed over the lease term on the same basis as lease revenue. See also "Note 7, Operating Revenues" and "Note 10, Operating Leases" for additional disclosures on our operating lease arrangements.

In July 2017, the FASB issued ASU No. 2017-11, Earnings Per Share, Distinguishing Liabilities from Equity, and Derivatives and Hedging, which changes the classification of certain equity-linked financial instruments with down round features. As a result, a free standing equity-linked financial instrument or an embedded conversion option would not be accounted for as a derivative liability at fair value as a result of existence of a down round feature. For freestanding equity classified financial instruments, the amendment requires the entities to recognize the effect of the down round feature when triggered in its earnings per share calculations. The Standard was effective for fiscal years beginning after December 15, 2018. The adoption of this accounting standard has not had any material impact on our consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging, which is intended to align the results of the cash flow and fair value hedge accounting with the risk management activities of an entity. The amendments expand the hedge accounting for both financial and non-financial risk components and they reduce the operational burden of applying hedge accounting. The amendment enables the financial statements to reflect accurately the intent and outcome of its hedging strategies. The standard requires a modified retrospective transition method in which we will recognize the cumulative effect of the change on the opening balance of each affected component of equity in the consolidated balance sheet as of the date of adoption. The Standard was effective for fiscal years beginning after December 15, 2018. The adoption of this accounting standard has not had any material impact on our consolidated financial statements as we do not apply hedge accounting of our derivatives.

4. INCOME TAXES

Bermuda
We are incorporated in Bermuda. Under current Bermuda law, we are not required to pay taxes in Bermuda on either income or capital gains. We have received written assurance from the Minister of Finance in Bermuda that, in the event of any such taxes being imposed, we will be exempted from taxation until March 31, 2035.

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

For the year ended December 31, 2019, no customer accounted for 10 percent or more of our consolidated revenues. For the years ended December 31, 2018 and 2017, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $65.8 million and $59.7 million, respectively.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2019	2018	2017
Net income (loss)	37,189	84,535	(2,348)

(in thousands)	2019	2018	2017
Weighted average number of shares outstanding - basic	143,505	144,132	125,019
Dilutive impact of stock options	94	302	—
Weighted average number of shares outstanding - diluted	143,599	144,434	125,019

The exercise of share options using the treasury stock method was dilutive in 2019 and 2018, however they were anti-dilutive in 2017. As a result, in 2017, 324,338 shares were excluded from the denominator for calculation purposes.

Our convertible bond, which was repaid in January 2019, was anti-dilutive as of December 31, 2018 and 2017 using the if-converted method. As of December 31, 2018 and 2017, 2,345,216 and 2,264,173 shares, respectively, were convertible under the convertible bond.

In 2019 and 2018, we acquired a total of 855,000 and 445,000 own shares, respectively, which have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding by 767,836 shares in 2019 and by 10,466 shares in 2018.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2019, 2018 and 2017:

(in thousands of $)	2019	2018	2017
Time charter revenues	299,946	331,469	233,007
Voyage charter revenues	404,184	322,804	225,769
Other revenues	1,669	1,797	1,247
Total operating revenues	705,799	656,070	460,023

In 2019, 2018 and 2017, we recognized a total of $26.8 million, $16.6 million and $9.8 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

(in thousands of $)	Lease	Non- lease	Total
Time charter revenues	299,946	—	299,946
Voyage charter revenues	30,093	374,091	404,184
Other revenues	—	1,669	1,669
Total operating revenues	330,039	375,760	705,799

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $27.9 million of contract assets were capitalized in the year ended December 31, 2019 under "Other current assets", of which $22.0 million was amortized up to December 31, 2019, leaving a remaining balance of $5.9 million. $2.3 million of contract assets were amortized in 2019 in relation to voyages in progress at the end of December 31, 2018. In 2018, we amortized an aggregate of $21.3 million of capitalized voyage expenses, or contract assets classified as other current assets. No impairment losses related to capitalized fulfillment costs were recognized in any of the periods.

As of December 31, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2019	2018
Voyages in progress (contract assets)	17,966	2,808
Trade accounts receivable	31,293	27,650
Other current assets (capitalized fulfillment costs)	5,905	2,289
Total	55,164	32,747

In 2019 we revised our classification of unbilled demurrage to voyages in progress which in prior periods were included under trade accounts receivable. As of December 31, 2019 and 2018 this amount was $16.0 million and $6.1 million, respectively. As of December 31, 2019, we recorded $15.2 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2019, we recognized $12.6 million in revenue, which was deferred as at December 31, 2018, as the performance obligations were met.

Total revenues for 2019, 2018 and 2017 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $263.5 million, $236.5 million and $195.4 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net negative $1.2 million, $3.0 million and $3.9 million, respectively, for 2019, 2018 and 2017. These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for 2019, 2018 and 2017 relating to our owned vessels that were under the CTM Supramax RSA and which have been accounted for as operating leases were $11.9 million $13.2 million and $24.1 million, respectively.

8. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2019	2018	2017
Net gain (loss) on sale of vessels	—	2	(570)
Amortization of deferred gains	—	258	258
	—	260	(312)

Upon adoption of ASC 842, the remaining balance of deferred gain of $2.5 million related to the sale and leaseback transaction of eight vessels with SFL in 2015 was recognized as an opening balance adjustment to accumulated deficit on January 1, 2019.

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

9. IMPAIRMENT OF VESSELS

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

10. OPERATING LEASES

As of December 31, 2019, we leased in one (2018: eight vessels) from SFL and three vessels (2018: one vessel) from third parties, all of which are classified as operating leases. Additionally, as of December 31, 2019 and 2018, respectively, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months. Refer to Note 3 Recently Issued Accounting Standards for information related to the adoption of ASC 842 on January 1, 2019.

During 2019 we had eight Capesize vessels leased from SFL which were classified as operating leases up until December 2019. In December 2019, seven of the eight charters were amended which resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. With reference to Note 27 Related Party Transactions, these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for these eight charters is $17,600, of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $18,626 in 2019 and we incurred $0.8 million in profit share in 2019 ($0.2 million in 2018 and 2017, respectively). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense was recorded in 2019, 2018 and 2017 as an increase in charter hire expense of $3.0 million, $2.6 million and $1.2 million, respectively.

For the seven charters with SFL that were amended in December 2019, we received in January 2020 a funding of $2.5 million per vessel to finance the scrubber investments, which will be paid by us, on these vessels. In addition, the daily time charter rate for these vessels increased by $1,535 from January 1, 2020 to June 30, 2025. The profit share mechanism will not be adjusted with the increased rate.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement that reduced the daily rate to $11,200 from $13,200 for a two year period from February 20, 2016 to February 20, 2018, we will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor up to $1.75 million in the aggregate, and any such payments will reduce the amount of payment due on or about February 20, 2022 by a corresponding amount. As of December 31, 2019, no such index linked compensation had been paid.

In 2019, we took delivery of the MV Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 103,000 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day.

Total expense for operating leases was $66.0 million in 2019 (2018: $71.8 million), which included $31.5 million for short-term leases (2018: $37.3 million). Total cash paid in respect of operating leases was $70.1 million in 2019 (2018: $82.7 million). The weighted average discount rate in relation to our operating leases was 6.03% and the weighted average lease term was 6.9 years in 2019. Following the lease modification of the seven leases from SFL as described above, the weighted average discount rate in relation to our operating leases was 5.04% and the weighted average lease term was 2.2 years as of December 31, 2019.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	198,405	3,844	—	3,079	205,328
Additions	3,545	—	27,607	—	31,152
Amortization	(16,159)	(1,041)	(2,190)	(419)	(19,809)
Impact of modification of operating leases	(161,818)	—	—	—	(161,818)
December 31, 2019	23,973	2,803	25,417	2,660	54,853

In 2019, we recorded a total of $3.5 million in installation costs of ballast water equipment on the corresponding right of use assets for the SFL leases.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	185,816	9,567	—	3,079	198,462
Additions	—	—	27,607	—	27,607
Repayments	(18,949)	(2,343)	(2,190)	(419)	(23,901)
Impact of modification of operating leases	(145,797)	—	—	—	(145,797)
Foreign exchange translation	—	—	—	16	16
December 31, 2019	21,070	7,224	25,417	2,676	56,387
Current portion	2,511	2,478	8,953	435	14,377
Non-current portion	18,559	4,746	16,464	2,241	42,010

Charter hire and office rent expense
The future minimum operating lease expense payments under our non-cancelable fixed rate operating leases as of December 31, 2018 are as follows:

(in thousands of $)
2019	35,613
2020	35,709
2021	35,613
2022	32,590
2023	28,177
Thereafter	110,357
278,059

The future lease payments under our non-cancelable operating leases as of December 31, 2019 are as follows:

(in thousands of $)
2020	16,990
2021	18,694
2022	11,735
2023	3,356
2024	3,313
Thereafter	10,818
Total minimum lease payments	64,906
Less: Imputed interest	(8,519)
Present value of operating lease liabilities	56,387

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis, net of amortization of unfavorable time charter contracts.

As of December 31, 2019, the future rental payments include $3.1 million (2018: $3.6 million) in relation to office rent costs and $61.8 million (2018: $274.5 million) in relation to charter hire costs for leased in vessels.

Rental income
As of December 31, 2019, we leased out 11 vessels on fixed time charter rates (2018 : 17 vessels) and 16 vessels (2018 : 13 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our non-cancelable fixed rate operating leases as of December 31, 2019 are as follows:

(in thousands of $)
2020	54,791
2021	850
2022	—
2023	—
2024	—
Thereafter	—
55,641

As of December 31, 2019, the cost and accumulated depreciation of the 27 vessels which were leased out to third parties, were $1,235.1 million and $155.1 million, respectively.
As of December 31, 2018, the cost and accumulated depreciation of the 30 vessels which were leased out to third parties, were $1,375.7 million and $134.4 million, respectively.

11. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2019, 2018 and 2017, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2019	2018	2017
Cash and cash equivalents	88,931	305,352	309,029
Short term restricted cash	15,449	20,272	8,110
Long term restricted cash	58,864	46,981	54,845
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	163,244	372,605	371,984

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

12. MARKETABLE EQUITY SECURITIES

Our marketable securities are equity securities at readily determinable fair value.

(in thousands of $)	2019	2018
Balance at start of year	12,033	16,300
Disposals during the year	—	(224)
Unrealized gain (loss), net	1,828	(4,043)
Balance at end of year	13,861	12,033

Our marketable equity securities consist of an investment in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange. In 2018, we sold 26,700 shares in our investment for an aggregate of $0.2 million.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts. Movements in the provision for doubtful accounts in the three years ended December 31, 2019 are summarized as follows:

(in thousands of $)
Balance at December 31, 2016	952
Additions charged to income	462
Deductions credited to trade receivables	(768)
Balance at December 31, 2017	646
Additions charged to income	81
Deductions credited to trade receivables	(390)
Balance at December 31, 2018	337
Additions charged to income	594
Deductions credited to trade receivables	(337)
Balance at December 31, 2019	594

14. OTHER CURRENT ASSETS

(in thousands of $)	2019	2018
Capitalized fulfillment costs	6,334	2,289
Agent receivables	4,433	4,383
Advances	701	1,055
Claims receivables	810	579
Bunker receivables on time charter-out contracts	5,827	16,606
Other receivables	13,393	1,755
	31,498	26,667

Other receivables are presented net of allowances for doubtful accounts amounting to nil and nil as of December 31, 2019 and December 31, 2018.
15. VALUE OF CHARTER PARTY CONTRACTS

The value of charter-out contracts is summarized as follows:

(in thousands of $)	2019	2018	2017
Opening balance	34,953	53,686	76,099
Acquired time charter contracts from Quintana	—	—	(3,080)
Amortization charge	(18,732)	(18,733)	(19,333)
Total	16,221	34,953	53,686
Less: current portion	(12,148)	(18,732)	(18,732)
Non-current portion	4,073	16,221	34,954

Value of the charter party contracts relates primarily to contracts acquired as part of the Merger. Also, in connection with the acquisition of vessels from Quintana in 2017, we acquired certain time charter-out contracts. The contracts were valued to net negative $3.1 million and were fully amortized as of December 31, 2017. Time charter revenues in 2019, 2018 and 2017 have been reduced by $18.7 million, $18.7 million and $19.3 million, respectively, as a result of the amortization of charter-out contracts.

As of December 31, 2019, the remaining value of these charter-out contracts will be amortized as follows:

(in thousands of $)
2020	12,148
2021	4,073
Thereafter	—
16,221

The value of charter-in contracts was related to the Golden Hawk operating lease acquired as part of the merger or business combination in 2015, and was classified under other current liabilities and other non-current liabilities, is summarized as follows:

(in thousands of $)	2019	2018	2017
Opening balance	—	4,798	5,470
Amortization of unfavorable time charter-in contract	—	(672)	(672)
Total	—	4,126	4,798
Less: current portion	—	(672)	(672)
Non-current portion	—	3,454	4,126

As a result of the adoption of ASC 842 on January 1,2019, the unfavorable value of $4.1 million of the Golden Hawk operating lease was recognized as an opening balance adjustment to the corresponding right of use asset. In 2018 and 2017, charter hire expenses was reduced by $0.7 million and $0.7 million, respectively, as a result of the amortization of the unfavorable value related to this time charter-in contract.

16. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2017	2,398,654	(183,651)	2,215,003
Additions	44,562	—	44,562
Disposals	(16,170)	1,813	(14,357)
Transfer from newbuildings	253,581	—	253,581
Impairment loss	(1,080)	—	(1,080)
Depreciation	—	(91,253)	(91,253)
Balance at December 31, 2018	2,679,547	(273,091)	2,406,456
Additions	27,247	—	27,247
Disposals	—	—	—
Depreciation	—	(92,950)	(92,950)
Balance at December 31, 2019	2,706,794	(366,041)	2,340,753

At December 31, 2019, we owned three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes (at December 31, 2018: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In 2019, we capitalized in total $4.7 million in relation to the installation of ballast water treatment system and $22.5 million in relation to the installation of scrubbers.

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, for $14.7 million with delivery in August 2018. An impairment loss of $1.1 million was recognized related to the sale of the vessel. Refer also to Note 9 Impairment of vessels.

In October 2017 and with reference to Note 27 Related party transactions, we agreed to acquire two modern Capesize vessels from Hemen, our largest shareholder. The second of the two vessels was delivered to us in January 2018 and we capitalized $43.4 million in purchase price for the vessel.

Total depreciation expense was $93.0 million, $92.1 million and $78.1 million in 2019, 2018 and 2017, respectively.

17. VESSELS UNDER FINANCE LEASE, NET

As of December 31, 2019, we held eight vessels under finance lease (December 31, 2018: one vessel). The lease for Golden Eclipse had an initial term of 10 years. In addition and with reference to Note 10 Operating Leases, seven of the eight Capesize charters with SFL were amended in December 2019 and resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. The amendments included a funding of $2.5 million per vessel to be received in January 2020 which will finance the scrubber investments paid by us on these vessels. In addition, the daily time charter rate for these vessels will increase by $1,535 from January 1, 2020 to June 30, 2025. The profit share mechanism will not be adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance at December 31, 2017	2,061
Depreciation	(896)
Balance at December 31, 2018	1,165
Impact of modification of operating leases	193,717
Depreciation	(895)
Balance at December 31, 2019	193,987

Our lease obligations for our finance leases were as follows:

(in thousands of $)	SFL Leases	Golden Eclipse Lease	Total
Balance at January 1, 2019	—	7,435	7,435
Repayments	—	(5,650)	(5,650)
Impact of modification of operating leases	166,923	—	166,923
December 31, 2019	166,923	1,785	168,708
Current portion	15,717	1,785	17,502
Non-current portion	151,206	—	151,206

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 8.6 years as of December 31, 2019.

The outstanding obligations under finance leases at December 31, 2019 are payable as follows:

(in thousands of $)
2020	27,496
2021	32,236
2022	29,057
2023	24,481
2024	24,550
Thereafter	76,091
Minimum lease payments	213,911
Less: imputed interest	(45,203)
Present value of obligations under finance leases	168,708

As of December 31, 2019, we had the following purchase options:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Eight SFL Capesize leases, en-bloc purchase option	2025	112,000
Golden Eclipse	April 2020	33,550

18. EQUITY METHOD INVESTMENTS

As at December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2019	2018
Singapore Marine Pte. Ltd. ("Singapore Marine")	17.87%	—
United Freight Carriers LLC. ("UFC")	50.00%	50.00%
Seateam Management Pte. Ltd. ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd. ("CCL")	25.00%	25.00%

Movements in equity method investments for the years ended December 31, 2019 and 2018 are summarized as follows:

(in thousands of $)	Singapore Marine	UFC	Seateam	Others	Total
At December 31, 2017	—	1,448	794	45	2,287
Distributions received from associated companies	—	(825)	(271)	(45)	(1,141)
Share of income / (loss)	—	149	363	—	512
At December 31, 2018	—	772	886	—	1,658
Purchase of additional stake	19,470	—	—	—	19,470
Distributions received from associated companies	—	(150)	—	—	(150)
Share of income / (loss)	87	405	13	—	505
At December 31, 2019	19,557	1,027	899	—	21,483

The following tables include summarized financial information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

(in thousands of $)	Singapore Marine		UFC		Seateam		Others		Total
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Current assets	691,126	—	2,104	1,785	14,640	13,233	—	—	707,870	15,018
Non current assets	4,069	—	—	—	4,407	412	—	—	8,476	412
Total assets	695,195	—	2,104	1,785	19,047	13,645	—	—	716,346	15,430

Current liabilities	545,545	—	49	239	11,974	9,631	—	—	557,568	9,870
Long-term liabilities	40,000	—	—	—	3,018	24	—	—	43,018	24
Stockholders' equity	109,650	—	2,055	1,544	4,055	3,990	—	—	115,760	5,534

Percentage of ownership in equity investees	17.9%		50%		22.2%		—
Equity investment of associated companies	19,594	—	1,027	772	900	886	—	—	21,521	1,658

Consolidation and reconciling adjustments:
Other	(37)	—	—	—	(1)	—	—	—	(38)	—
Investment in equity investees	19,557	—	1,027	772	899	886	—	—	21,483	1,658

(in thousands of $)	Singapore Marine			UFC			Seateam
	2019	2018	2017	2019	2018	2017	2019	2018	2017
Total operating revenue	564,609	—	—	8,080	10,956	7,413	9,565	9,536	8,815
Gain sale of vessel	—	—	—	—	—	—	—	—	—
Total operating expense	(561,746)	—	—	(7,257)	(10,589)	(5,914)	(9,450)	(7,886)	(7,063)
Net operating (loss) income	2,863	—	—	823	367	1,499	115	1,650	1,752
Net (loss) income	371	—		811	297	1,654	66	1,626	1,633

Percentage of ownership in investees	17.87%			50%			22.19%
Equity in net income (loss) of associated companies	66	—	—	405	149	827	15	363	362

Consolidation and reconciling adjustments:

Other	21	—	—	—	—	—	(2)	—	(42)
Equity in net income (loss) of associated companies	87	—	—	405	149	827	13	363	320

	Others*						Total
	2019	2018	2017				2019	2018	2017
Total operating revenue	—	—	3,817				582,254	20,492	20,045
Gain sale of vessel	—	—	7,166				—	—	7,166
Total operating expense	—	—	(3,324)				(578,453)	(18,475)	(16,301)
Net operating (loss) income	—	—	7,659				3,801	2,017	10,910
Net (loss) income	—	—	6,945				1,248	1,923	10,232

Equity in net income (loss) of associated companies	—	—	3,473				486	512	4,662

Consolidation and reconciling adjustments:

Other	—	—	—				19	—	(42)
Equity in net income (loss) of associated companies	—	—	3,473				505	512	4,620
*CCL and Golden Opus, calculation based on a percentage range between 25% and 50%

In 2019, we made an equity investment in Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator, for a total of $19.5 million representing an ownership of 17.87%. Based on a combination of factors of influence, which include share ownership, board representation and voting rights, we determined that we obtained significant influence over the investee when we made an additional investment in the company in August 2019. We have recorded our share of the results from Singapore Marine from the time we obtained significant influence. In addition, we fully amortized in 2019 a basis difference allocated to short-term contracts made by Singapore Marine. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to Singapore Marine.

In 2017, Golden Opus Inc., or Golden Opus, sold its only asset (the vessel MV Golden Opus) to an unrelated third party and repaid its outstanding bank debt. Following these transactions, Golden Opus distributed $7.3 million in cash to each of the two joint venture partners, respectively. In 2018 Golden Opus was dissolved. Our ownership in Golden Opus was 50%.

In 2019, cash dividends received from equity method investees amounted to $0.2 million (2018: $1.1 million, 2017: $7.6 million).

19. OTHER LONG TERM ASSETS

(in thousands of $)	2019	2018
Deferred tax asset	—	119
Prepaid charter hire (straight-lining of lease expense)	—	12,588
Capitalized project costs	8,267	4,932
Other long term assets	8,267	17,639

The prepaid charter hire (straight-lining of lease expense) under other long-term assets related to the eight vessels that were sold in 2015 and leased back from SFL. Under ASC 840 we straight lined the total charter hire expense over the lease term of 13 years. As a result of the adoption of ASC 842 on January 1, 2019, the prepaid charter hire balance was reclassified to the right-of-use assets for these corresponding operating leases. Refer also to Notes 10 Operating Leases and 27 Related Party Transactions for additional information for these leases.

In 2019 and 2018, we capitalized costs of $8.3 million and $4.9 million in relation to installation costs for scrubber and ballast water treatment systems in progress, respectively.

20. DEBT

(in thousands of $)	2019	2018
$155.3 million term loan	155,355	—
$93.75 million term loan	90,463	—
$131.79 million term loan	125,872	—
$284.0 million term loan	—	168,320
$420.0 million term loan	320,159	331,795
$425.0 million term loan	322,502	347,154
$102.7 million term loan	—	94,225
$73.4 million term loan	—	60,199
$80.2 million term loan	—	67,669
$120.0 million term loan	107,797	115,932
Total U.S. dollar denominated floating rate debt	1,122,148	1,185,294
U.S. dollar denominated fixed rate debt	—	167,382
Deferred charges	(8,278)	(3,634)
Total debt	1,113,870	1,349,042
Less: current portion	(87,787)	(471,764)
	1,026,083	877,278

Movements in 2019 and 2018 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Deferred charges	Total
Balance at December 31, 2017	1,069,538	178,856	(3,935)	1,244,459
Loan repayments	(154,244)	(22,049)	—	(176,293)
Loan draw downs	270,000	—	—	270,000
Amortization of purchase price adjustment	—	10,019	—	10,019
Convertible bond loss on extinguishment	—	556	—	556
Amortization of capitalized fees and expenses	—	—	301	301
Balance at December 31, 2018	1,185,294	167,382	(3,634)	1,349,042
Loan repayments	(453,040)	(168,195)	—	(621,235)
Loan draw downs	389,894	—	—	389,894
Amortization of purchase price adjustment	—	813	—	813
Capitalization of debt issuance cost, net of amortization	—	—	(4,644)	(4,644)
Balance at December 31, 2019	1,122,148	—	(8,278)	1,113,870

New $93.75 million and $131.79 million loan facilities
In May 2019, we entered into two new credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million.

New $155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A new $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks for the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million.

$93.75 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2019, $3.3 million was repaid and there was no available undrawn amount.

$131.79 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $75.6 million. During 2019, $5.9 million was repaid and there was no available undrawn amount.

$155.3 million loan facility
This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $93.8 million. During 2019, nil was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $65.1 million. During 2019, $8.1 million (2018: $4.1 million) was repaid and there was no available, undrawn amount.

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

During 2019, $20.6 million (2018: $20.6 million) was repaid and we drew down $9 million related to our financing of three scrubber installations (2018: nil). As of December 31, 2019, $320.2 million (2018: $331.8 million) was outstanding under this facility and there was $24.0 million of undrawn financing under the facility. The facility is secured by 14 (2018: 14) of our Capesize vessels.

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

During 2019, $24.7 million (2018: $23.7 million) was repaid. As of December 31, 2019, $322.5 million (2018: $347.2 million) was outstanding under this facility and there was no available, undrawn amount. At December 31, 2019, this facility was secured by 14 (2018: 14) of our Capesize vessels.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility. We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $64.1 million of cash and cash equivalents as at December 31, 2019 (December 31, 2018: $66.7 million) and this is classified under restricted cash. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2019 and December 31, 2018, we were in compliance with our covenants.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5 year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond, which was repaid in full on January 30, 2019, had no regular repayments. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million, was amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond would have a value of $200 million on maturity, adjusted for any bond repurchases. In 2018, we acquired a total of $22.4 million (2017: $9.4 million) in nominal value of our outstanding convertible bond at an average price of 97.96% of par value, reducing the outstanding convertible debt balance with an aggregate amount of $31.8 million as of December 31, 2018. As a result of these transactions we recognized a loss of $0.6 million in 2018, which was presented under other financial items. During 2019, $0.8 million (2018: $10.0 million, 2017: $9.5 million) of the fair value adjustment was amortized and recorded as interest expense.

Deferred charges
Debt issuance costs of $8.3 million at December 31, 2019 (2018: $3.6 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2019 is repayable as follows:

(in thousands of $)
2020	87,787
2021	360,987
2022	63,136
2023	288,750
2024	254,369
Thereafter	67,119
1,122,148
Deferred charges	(8,278)
1,113,870

Assets pledged
As of December 31, 2019, 67 vessels (2018: 67 vessels) with an aggregate carrying value of $2,339.9 million (2018: $2,404.5 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2019 and 2018 was 2.26% and 2.43%, respectively.

21. ACCRUED EXPENSES

(in thousands of $)	2019	2018
Voyage expenses	17,997	10,223
Ship operating expenses	20,741	7,546
Administrative expenses	1,196	1,200
Tax expenses	117	76
Interest expenses	4,688	7,598
	44,739	26,643

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2019	2018
Deferred charter revenue	28,171	20,011
Deferred gain on sale and leaseback	—	258
Unfavorable charter party-in contracts	—	672
Payroll and employee tax accruals	714	548
Bunker obligations on time charter out contracts	1,599	331
Other current liabilities	11,651	6,578
	42,135	28,398

See also Note 24 Other long-term liabilities for additional information for the accounting of the deferred gain on sale and leaseback on eight vessels leased from SFL and the unfavorable value of the Golden Hawk operating lease acquired as part of the merger or business combination in 2015, upon adoption of ASC 842 Leased on January 1, 2019.

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2019	2018
Interest rate swaps	1,569	5,424
Foreign currency swaps	27	—
Bunker derivatives	25	433
Forward freight agreements	2,255	3,592
Asset Derivatives - Fair Value	3,876	9,449

(in thousands of $)	2019	2018
Interest rate swaps	9,259	—
Foreign currency swaps	349	536
Bunker derivatives	14	758
Forward freight agreements	833	—
Liability Derivatives - Fair Value	10,455	1,294

During 2019, 2018 and 2017, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2019	2018	2017
Interest rate swaps	Interest income (expense)	2,163	1,089	(1,705)
	Unrealized fair value gain (loss)	(13,114)	4,474	1,225
Foreign currency swaps	Realized gain (loss)	(1,139)	(494)	204
	Unrealized fair value gain (loss)	1,353	(59)	25
Forward freight agreements	Realized gain (loss)	3,245	1,687	(517)
	Options	(2,171)	3,592	—
Bunker derivatives	Realized gain (loss)	(635)	1,584	622
	Unrealized fair value gain (loss)	338	(708)	291
		(9,960)	11,165	145

24. OTHER LONG TERM LIABILITIES

(in thousands of $)	2019	2018
Deferred gain on sale and leaseback	—	2,227
Other long-term liabilities	—	5,051
	—	7,278

The decrease in deferred gain on sale and leaseback was a result of the adoption of ASC 842 Leases on January 1, 2019. Upon adoption of ASC 842, the remaining balance of deferred gain related to the sale and leaseback transaction of eight vessels with SFL in 2015 was recognized as an opening balance adjustment to accumulated deficit.

Other long-term liabilities included unfavorable value of the Golden Hawk operating lease acquired as part of the merger or business combination in 2015 and deferred charter hire related to the same contract. Upon adoption of ASC 842, the remaining balance for these items was recognized as an opening balance adjustment to the corresponding right of use asset.

See also Note 3 Recently Issued Accounting Standards and Note 10 Operating Leases for additional information related to these contracts.

25. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2019	2018
200 million common shares of $0.05 par value	10,000	10,000

In September 2018, at our Annual General Meeting, or AGM, the shareholders approved to increase our authorized share capital from $7,500,000 divided into 150,000,000 common shares of $0.05 par value to $10,000,000 divided into 200,000,000 common shares of $0.05 par value. The AGM also approved to reduce our share premium account to nil, and to credit the amount resulting from the reduction to our contributed surplus account. As a result, $472.5 million in additional paid in capital was reclassified to contributed surplus in 2018.

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2019	2018
Issued shares: Balance at start of year	144,272,697	142,197,697
Shares issued:
- Issue of consideration shares to Hemen	—	2,000,000
- Settlement of options	—	75,000
Issued shares: Balance at the end of year	144,272,697	144,272,697

Outstanding number of shares: Balance at start of year	143,827,697	142,197,697
Shares issued:	—	2,075,000
- Repurchases of shares	(855,000)	(445,000)
- Distribution of treasury shares	305,000	—
Outstanding number of shares: Balance at end of year	143,277,697	143,827,697

With reference to Note 16 and Note 27, we issued 2,000,000 considerations shares in relation to delivery of one vessel in January 2018. In 2018, we issued in total 75,000 shares and received $0.3 million in proceeds in relation to our 2016 share option plan.

In 2019 and 2018, we acquired an aggregate of 855,000 and 445,000 of our own shares, respectively, in open market transactions under our share buy-back program. The shares were acquired on the Oslo Stock Exchange. As of December 31, 2019, we have repurchased a total of 1,300,000 shares under our share buy-back program, and following a distribution of 305,000 shares in connection with our 2016 Share Option Plan, we held 995,000 treasury shares (December 31, 2018: 445,000 treasury shares).

In 2019, 2018 and 2017, we paid $46.6 million, $64.9 million and nil in dividends to our shareholders, respectively, corresponding to a dividend per share of $0.33, $0.45 and nil. Refer to "Note 31 Subsequent events" for any subsequent dividend declarations.

As of December 31, 2019, 143,277,697 common shares were outstanding (December 31, 2018: 143,827,697 common shares), which includes an adjustment for treasury shares of 995,000 and 445,000, respectively.

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

The fair value of the share options granted on November 10, 2016 under the 2016 Scheme was calculated on the Black-Scholes method. The significant assumptions used to estimate the fair value of the share options are set out below:
•Grant Date:                      November 10, 2016.

•Expected Term:                Given the absence of expected dividend payments and that the exercise price is adjustable for any distribution of dividends made before the relevant options are exercised, we expect that it is reasonable for holders of the granted options to avoid early exercise of the options. As a result, we assumed that the expected term of the options is their contractual term.
•Expected Volatility:         We used the historical volatility of the common shares to estimate the volatility of the prices of the shares underlying the share options. The final expected volatility estimate, which is based on historical share price volatility for the period from the Merger on March 31, 2015 to the grant date on November 10, 2016, was 71%.
•Expected Dividends:       The share options exercise price is adjustable for distribution of dividend before the share options are exercised. We assumed that the expected dividend is nil based on the dividend restrictions in the loan agreements in 2016.
•Dilution Adjustment:        The number of share options is considered immaterial as compared to the number of shares outstanding and no dilution adjustment was incorporated in the valuation model.
•Risk-free Rate:                 We used the five-year US Government bond risk-free yield-to-maturity rate of 1.55% as of
November 10, 2016 as an estimate for the risk-free rate to match the expected five year term of the share options.
•Expected Forfeitures:      We expect that there will be no forfeitures of non-vested shares options during the terms.

The following table summarizes the unvested option activity for the year ended December 31, 2019 and 2018:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Outstanding as of December 31, 2017 - Unvested	466,667	466,667	$4.20	$2.47
Granted	—	—
Exercised	75,000	75,000	$4.02	$2.47
Exercisable	318,333	318,333	$3.75	$2.47
Forfeited	20,000	20,000	$3.75	$2.47
Outstanding as of December 31, 2018 - Unvested	226,667	226,667	$3.75	$2.47
Granted	—	—
Exercised	305,000	305,000	$3.61	$2.47
Exercisable	240,000	240,000	$3.43	$2.47
Forfeited	—	—	—	—
Outstanding as of December 31, 2019 - Unvested	—	—	—	—

The following table summarizes certain information about the options outstanding as of December 31, 2019 and 2018:

	Options Outstanding and Unvested, December 31, 2019			Options Outstanding and Exercisable, December 31, 2019
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$3.43	—	$0.00	0	240,000	$3.43	0

	Options Outstanding and Unvested, December 31, 2018			Options Outstanding and Exercisable, December 31, 2018
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$3.75	226,667	$3.75	0.86	318,333	$3.75	0.86

For the year ended December 31 2019 and 2018 the share based compensation was $0.5 million and $0.5 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2019, we settled the exercise of 305,000 share options by distributing the same amount of treasury shares. With reference to Note 25, we issued 75,000 shares in 2018 as a result of the exercise of share options in 2018.

As at December 31, 2019 and 2018, the estimated cost relating to non-vested share options not yet recognized was nil and $0.5 million, respectively.

With reference to Note 31 and declaration of dividends in February 2020, the exercise price has been adjusted to $3.38 per share.

27. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, consisting of companies in which Hemen and companies associated with Hemen have a significant interest: Frontline Ltd and its subsidiaries (referred to as "Frontline"), SFL and Seatankers Management Co. Ltd and companies affiliated with it (referred to as "Seatankers"). We may also transact business with our associated companies.

SFL

In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 10 Operating Leases and Note 17 Vessels under Finance Leases for additional information related to these contracts.

We are the commercial manager for 14 (2018: 14) dry bulk and 14 (2018: 14) container vessels owned and operated by SFL. Pursuant to the management agreements, we receive $125 per day per vessel for managing seven of the 14 dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels (2018: $125 per day per vessel for managing the seven dry bulk vessels, 2017: $125 per day per vessel for managing the seven dry bulk vessels) and $75 per day per vessel for managing the fourteen container vessels (2018: $75 per day per vessel for managing the 14 container vessels, 2017: $75 per day per vessel for managing the 8 container vessels).

Seatankers

We are the commercial manager of 15 (2018: 14) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2018: $125, 2017: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short term time charters.

Capesize Chartering

In February 2015, Capesize Chartering Ltd, or CCL, a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a RSA. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. As of December 31, 2019, 25 of our Capesize vessels and one of our Newcastlemax vessels were included in the RSA.

United Freight Carriers

United Freight Carriers LLC, or UFC, is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

Singapore Marine
With reference to Note 18, in 2019 we made an equity investment in Singapore Marine, a dry bulk freight operator of which we have determined to have significant influence.

Management Agreements

Technical Supervision Services

We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $27,928 per vessel (2018: $30,336 per vessel). This fee is subject to annual review.

Ship Management

The ship management of our vessels is provided by external ship managers, except for 20 (2018: 21) vessels, which is provided by SeaTeam Management Pte. Ltd, or Seateam, a company in which we own 22.2% and is a subsidiary of Frontline.

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

In March 2017, we entered into agreements to acquire two Panamax vessels from Hemen. In exchange for the two Panamax vessels acquired from affiliates of Hemen, subsequently renamed Golden Amber and Golden Opal and delivered in June 2017, we issued an aggregate of 3.3 million shares as consideration to Hemen and assumed seller's credits of an aggregate of $22.5 million.

Seller's credits from affiliates of Hemen
In connection with the acquisition of the two Panamax vessels from affiliates of Hemen in 2017, we assumed an aggregate of $22.5 million in debt under seller's credit agreements, non-amortizing until June 2019 and with an interest rate of LIBOR plus a margin of 3.0%. Also, in connection with the agreements to acquire two Capesize vessels from Hemen in October 2017, we entered into non-amortizing seller's credit loans of $43.0 million in total with affiliates of Hemen corresponding to 50% of the purchase price of each vessel. Each loan bore interest at LIBOR plus a margin of 3.00% per annum and with maturity three years after delivery of each vessel. In 2018 and in connection with our $120.0 million term loan facility, we prepaid the full outstanding amounts of $65.5 million under our related party seller credit loans.

Shareholder loan to Singapore Marine
In 2019, we provided Singapore Marine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%.

A summary of net amounts charged by related parties in 2019, 2018 and 2017 is as follows:

(in thousands of $)	2019	2018	2017
Frontline	3,402	3,687	4,210
SFL	37,069	29,484	27,977
Seateam	3,636	3,783	3,103
Seatankers	8,708	12,325	9,696
Golden Opus	—	—	1,286
CCL	1,154	62	57
Hemen	—	1,338	634
	53,969	50,679	46,963

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, settlement with CCL, interest costs and technical supervision fees.
A summary of net amounts charged to related parties in 2019, 2018 and 2017 is as follows:

(in thousands of $)	2019	2018	2017
SFL	894	793	738
Seatankers	665	681	933
Northern Drilling	50	28	—
CCL	—	2,557	3,368
	1,609	4,059	5,039

Net amounts charged to related parties mainly comprise commercial management and general management fees and settlement with CCL.

A summary of balances due from related parties as of December 31, 2019 and 2018 is as follows:

(in thousands of $)	2019	2018
CCL	—	6
Frontline	3,886	3,192
UFC	—	163
SFL	—	91
Seatankers	1,294	538
	5,180	3,990

A summary of short-term balances owed to related parties as of December 31, 2019 and 2018 is as follows:

(in thousands of $)	2019	2018
CCL	2,060	—
Frontline	1,284	—
SFL	618	—
Other	8
	3,970	—

As at December 31, 2019 and December 31, 2018, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilties and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 10 Operating leases and Note 17 Vessels under finance lease, net for additional information.

Hemen owned $124.4 million of the Convertible Bond which was fully repaid at maturity in January 2019. In 2018, we issued an aggregate of 2,000,000 shares to Hemen in connection with a vessel acquisition.

We have periodically issued share options as disclosed in Notes 26 of these consolidated financial statements.

28. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2019, we have interest rate swaps whereby the floating rate on a notional principal amount of $500 million (December 31, 2018: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the swap contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as at December 31, 2019 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.93%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	February 2015	February 2020	1.92%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating, pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating, pay fixed	50,000	April 2017	April 2022	1.86%
Receiving floating, pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating, pay fixed	50,000	September 2019	September 2024	1.29%
	500,000

Forward freight agreements
We take positions from time to time in the freight forward (FFA) market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through what we consider reputable clearing houses. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of December 31, 2019 we had FFA options structured as zero cost collars equivalent to two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day. In addition, we have sold two FFA call options for 2020 for a total of 720 days at an average of $21,000 per day. In addition, as of December 31, 2019, we had long positions through FFA of net 695 days, net 120 days and net 120 days with maturity in 2020, 2021 and 2022 respectively.
Bunker derivatives

We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the bunker contracts but this risk is considered remote as the counter parties are usually what we consider well established banks or other well known institutions in the market.

As of December 31, 2019 and December 31, 2018, we had outstanding bunker swap agreements for about 4.2 and 14.0 thousand metric tonnes, respectively.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are what we consider well established banks.

As of December 31, 2019, we had contracts to swap USD to NOK for a notional amount of $2.6 million in addition to contracts to swap USD to EUR for a notional of $6.1 million. As of December 31, 2018, we had contracts to swap USD to NOK for a notional amount of $5.1 million in addition to contracts to swap USD to EUR for a notional of $23.9 million.

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

The carrying value and estimated fair value of our financial instruments at December 31, 2019 and December 31, 2018 are as follows:

	2019	2019	2018	2018
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	88,931	88,931	305,352	305,352
Restricted cash	74,314	74,314	67,252	67,252
Marketable securities	13,861	13,861	12,033	12,033
Related party shareholder loan	10,700	10,700
Derivative assets	3,876	3,876	9,449	9,449
Liabilities
Long term debt - floating	1,122,148	1,122,148	1,185,294	1,185,294
Short term debt - convertible bond	—	—	167,359	167,382
Derivative liabilities	10,455	10,455	1,294	1,294

The fair value hierarchy of our financial instruments is as follows:

(in thousands of $)	2019 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	88,931	88,931	—	—
Restricted cash	74,314	74,314	—	—
Marketable equity securities	13,861	13,861	—	—
Related party shareholder loan	10,700	—	10,700	—
Derivative assets	3,876	—	3,876	—
Liabilities
Long term debt - floating	1,122,148	—	1,122,148	—
Short term debt - convertible bond	—	—	—	—
Derivative liabilities	10,455	—	10,455	—

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	305,352	305,352	—	—
Restricted cash	67,252	67,252	—	—
Marketable equity securities	12,033	12,033	—	—
Derivative assets	9,449	—	9,449	—
Liabilities
Long term debt - floating	1,185,294	—	1,185,294	—
Short term debt - convertible bond	167,359	—	167,359	—
Derivative liabilities	1,294	—	1,294	—

There have been no transfers between different levels in the fair value hierarchy in 2019 and 2018.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Convertible bond - quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.
•Shareholder loan - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
During the year ended December 31, 2019, none of our assets were measured at fair value on a nonrecurring basis.

During the year ended December 31, 2018, the following assets were measured at fair value on a nonrecurring basis:

•The value of the Golden Eminence, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

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

As of December 31, 2019, we have eight vessels held under finance lease and four vessels held under operating lease. Refer to Note 10 Operating leases and Note 17 Vessels under finance lease, net for additional information.

We sold eight vessels to SFL in 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2019, we had committed to install scrubbers on 13 vessels with an estimated remaining financial commitment of $14.9 million, excluding installation costs.

As of December 31, 2019, we had firm commitments to install ballast water treatment systems on 7 of our vessels with an estimated financial commitment, excluding installation costs, of $2.6 million due in 2020.

With reference to Note 31 and the joint venture company between us, Frontline and companies in the Trafigura Group, we have made available a $20 million guarantee to support the operations of the joint venture company.

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

In 2017, we entered into an agreement with Quintana to acquire 14 vessels. As consideration, we issued an aggregate of 14.5 million common shares to Quintana and assumed the vessels' corresponding debt of approximately $262.7 million. The aggregate of 14.5 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. All vessels were delivered to us in 2017.

In 2017, we also entered into an agreement with affiliates of Hemen to acquire two Panamax vessels. As consideration, we issued an aggregate of 3.3 million common shares to Hemen and assumed seller's credits of an aggregate of $22.5 million with an affiliate of Hemen. The aggregate of 3.3 million common shares issued in consideration for the acquired vessels were issued gradually upon delivery of each of the vessels. The two vessels were delivered to us in 2017.

31. SUBSEQUENT EVENTS

In January 2020, the joint venture agreement with Frontline and companies in the Trafigura Group to establish a leading global supplier of marine fuels was completed. The joint venture company will act as the exclusive purchaser of marine fuels for Trafigura, Golden Ocean and Frontline, as well as certain entities affiliated with Hemen, Golden Ocean and Frontline’s largest shareholder. As a result, we took a 10 percent interest in the joint venture company. We also made a $1.0 million shareholder loan to the joint venture company.

In February 2020, our Board of Directors determined to pay a cash dividend to our shareholders of $0.05 per share.