Form 20-F
period 2020-12-31
Golden Ocean Group Ltd
filed 2021-03-18
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended December 31, 2020
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

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda, HM 08
(Address of principal executive offices)

James Ayers, Telephone: (1) 441 2956935, Facsimile: (1) 441 295 3494, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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

143,327,697 Common Shares, Par Value $0.05 Per Share

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

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer", "accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term ''new or revised financial accounting standard'' refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND SUMMARY OF RISK FACTORS

Matters discussed in this annual report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "PSLRA"), provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
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
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•a decrease in the market value of our vessels;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•an oversupply of dry bulk vessels which may depress charter rates and profitability;
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•the failure of our contract counterparties to meet their obligations, including changes in credit risk with respect to our counterparties on contracts;
•the loss of a large customer or significant business relationship;
•the strength of world economies;
•the volatility of prevailing spot market and charter-hire charter rates, which may negatively affect our earnings;
•our ability to successfully employ our dry bulk vessels and replace our operating leases on favorable terms, or at all;
•the success and profitability of the pools in which our vessels operate;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses, including in the case of a vessel collision;
•vessel breakdowns and instances of off-hire;
•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•risks associated with any future vessel construction or the purchase of second-hand vessels;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned, including the Vessel Acquisition (defined later);
•the potential for technological innovation in the sectors in which we operate to reduce the value of our vessels and charter income derived therefrom;
i

•the failure to protect our information technology and communications system against security breaches or the failure or unavailability of these systems for a significant period of time;
•potential liability from safety, environmental, governmental and other requirements and potential significant additional expenditures (by us and our customers) related to complying with such regulations;
•the withdrawal of the U.K. from the European Union and the potential negative effect on global economic conditions and financial markets;
•changes in governmental rules and regulations or actions taken by regulatory authorities and the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•potential difference in interests between or among certain members of our board of directors, executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential exposure or loss from investment in derivative instruments;
• stability of Europe and the Euro or the inability of countries to refinance their debts;
•fluctuations in interest rates and foreign exchange rates;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential disruption of shipping routes due to accidents or political events;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of adverse weather and natural disasters;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance ("ESG") policies;
•changes in seaborne and other transportation;
•the length and severity of epidemics and pandemics, including the ongoing global outbreak of COVID-19 ("COVID-19") and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector;
•dependence on the ability of our subsidiaries to distribute funds to satisfy financial obligations;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States;
•our treatment as a “passive foreign investment company” by U.S. tax authorities;
•being required to pay taxes on U.S. source income;
•our operations being subject to economic substance requirements;
•the impact of the discontinuance of the London Interbank Offered Rate ("LIBOR"), after 2021 on interest rates of our debt that reference LIBOR;
•the volatility of the stock price for our common shares, from which investors could incur substantial losses, and the future sale of our common shares, which could cause the market price of our common shares to decline; and
•other factors discussed in "Item 3. Key Information D. Risk Factors." in this annual report.

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

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.  KEY INFORMATION

On October 7, 2014, Knightsbridge Shipping Limited, (''Knightsbridge''), and Golden Ocean Group Limited, (''Former Golden Ocean''), entered into an agreement and plan of merger ("the Merger Agreement"), pursuant to which the two companies agreed to merge ("the Merger"), with Knightsbridge serving as the surviving legal entity. The Merger was completed on March 31, 2015, and the name of Knightsbridge was changed to Golden Ocean Group Limited. The Merger has been accounted for as a business combination using the acquisition method of accounting, with us selected as the accounting acquirer. See "Item 4. Information on the Company - A. History and Development of the Company" for more information.

Throughout this report, unless the context otherwise requires, "Golden Ocean," the "Company," "we," "us" and "our" refer to Golden Ocean Group Limited and its subsidiaries.

The term deadweight ton ("dwt"), is used in describing the capacity or size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

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

A.  SELECTED FINANCIAL DATA

Our selected statement of operations data with respect to the fiscal years ended December 31, 2020, 2019 and 2018, and our selected balance sheet data as of December 31, 2020 and 2019, have been derived from our consolidated financial statements included herein and should be read in conjunction with such statements and the notes thereto. The selected balance sheet data as of December 31, 2018 have been derived from our consolidated financial statements not included herein.

On January 1, 2020, we adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using a modified retrospective approach. The standard revised guidance for the accounting for credit losses on financial instruments within its scope. The standard added an impairment model known as the current expected credit loss model that is based on expected losses rather than incurred losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets such as voyages in progress and other, as well as related party receivables. In November 2018, the FASB issued ASU 2018-19, Financial Instruments – Credit losses (ASC 326), which clarifies that operating lease receivables are not within the scope of ASC 326 and should instead be accounted for under the new leasing standard, ASC 842. Expected credit losses are estimated using historical experience, information relating to current conditions and reasonable and supportable cash flows. The implementation of the standard did not have any material effect on our consolidated financial statements. Refer to Note 3 of "Item 18. Financial Statements" for additional information related to the adoption of this standard.

On January 1, 2019, we adopted ASC 842 Leases which revises the accounting for leases. We adopted the accounting standard using the modified retrospective transition approach, which allowed us to recognize a cumulative effect adjustment to the opening balance of accumulated deficit in the period of adoption rather than restate our comparative prior year periods. Refer to Note 2 of "Item 18. Financial Statements" for additional information related to the adoption of this standard.

We adopted the provisions of ASC 606 Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective approach.

For our Selected Financial Data for financial years 2017 and 2016, we refer to "Item 3. Key Information-A. Selected Financial Data" included in our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

The following table should also be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2020	2019	2018
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	607,943	705,799	656,070
Total operating expenses	672,570	603,973	514,308
Net operating (loss) income	(61,662)	100,656	145,013
Net income (loss)	(137,669)	37,189	84,535
Earnings (loss) per share: basic ($)	($0.96)	$0.26	$0.59
Earnings (loss) per share: diluted ($)	($0.96)	$0.26	$0.59
Dividends per share ($)	$0.05	$0.33	$0.45

Balance Sheet Data (at end of year):
Cash and cash equivalents	153,093	153,060	362,071
Short term restricted cash	22,009	10,184	534
Long term restricted cash	—	—	10,000
Vessels and equipment, net	2,267,686	2,340,753	2,406,456
Finance leases, right of use assets, net	113,480	193,987	1,165
Operating leases, right of use assets, net	22,739	54,853	—
Total assets	2,721,067	2,966,057	2,951,354
Current portion of long-term debt	87,831	87,787	471,764
Current portion of obligations under finance lease	23,475	17,502	5,649
Current portion of obligations under operating lease	16,783	14,377	—
Long-term debt	957,652	1,026,083	877,278
Obligations under finance lease	127,730	151,206	1,786
Obligations under operating lease	25,254	42,010	—
Share capital	7,215	7,215	7,215
Total equity	1,368,756	1,513,391	1,523,512
Common shares outstanding	143,327,697	143,277,697	143,827,697
Other Financial Data:
Equity to assets ratio (percentage) (1)	50.3%	51.0%	51.6%
Debt to equity ratio (2)	0.9	0.8	0.9
Price earnings ratio (3)	(4.8)	22.4	10.4
Time charter equivalent income (4)	426,372	536,604	513,960
Time charter equivalent rate (5)	13,466	16,779	16,530

(1)Equity to assets ratio is calculated as total equity divided by total assets.
(2)Debt to equity ratio is calculated as total interest bearing current and long-term liabilities divided by total equity.
(3)Price earnings ratio is calculated using the year end share price divided by basic (loss) earnings per share.
(4)A reconciliation of time charter equivalent income ("TCE income"), to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2020	2019	2018
Total operating revenues	607,943	705,799	656,070
Add: Amortization of favorable charter party contracts	12,148	18,732	18,733
Add: Other operating income	2,965	(1,170)	2,991
Less: Other revenues	2,140	1,669	1,797
Net time and voyage charter revenues	620,916	721,692	675,997
Less: Voyage expenses & commission	194,544	185,088	162,037
Time charter equivalent income	426,372	536,604	513,960

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

(5)Time charter equivalent rate ("TCE rate"), represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2020	2019	2018
Time charter equivalent income	426,372	536,604	513,960

Fleet available days	32,867	32,872	31,356
Fleet offhire days	(1,204)	(892)	(264)
Fleet onhire days	31,663	31,980	31,092

Time charter equivalent rate	13,466	16,779	16,530

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

Risks Related to Our Industry

Charter hire rates for dry bulk vessels are volatile, have fluctuated significantly the past years and may decrease below our break-even rates in the future, which may adversely affect our earnings, revenues and profitability and our ability to comply with our loan covenants.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline and we may have to record an impairment charge in our consolidated financial statements which could adversely affect our financial results. In 2020 we have recorded an impairment loss of $94.2 million on our leased assets equal to the difference between the asset's carrying value and fair value, which has been recorded as a result of an impairment review performed on an asset by asset basis. Further, because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2020, we recorded impairment losses of $0.7 million, related to sale of vessel. During the year ended December 31, 2018, we recorded impairment losses of $1.1 million, related to sale of vessels. There were no sales of vessels in 2019.

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
•currency exchange rates, most importantly versus USD;
•pandemics, such as the COVID-19 outbreak;
•natural disasters and weather; and
•diseases and viruses, affecting livestock and humans.

Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand, changes in the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. The capacity of the global dry bulk vessels fleet seems likely to increase and economic growth may not resume in areas that have experienced a recession or continue in other areas. As such, adverse economic, political, social or other developments could have a material adverse effect on our business and operating results.

Factors that influence the supply of vessel capacity include:
•number of newbuilding orders and deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•port and canal congestion;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties;
•the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
•number of vessels that are out of service, namely those that are laid-up, dry docked, awaiting repairs or otherwise not available for hire;
•availability of financing for new vessels and shipping activity;
•changes in national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and
•changes in environmental and other regulations that may limit the useful lives of vessels.

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
The supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. World trade contracted this year and as a result the newbuilding orders have declined as well. If the supply of dry bulk vessels is not fully absorbed by the market, charter rates may be negatively affected.
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

Political instability, terrorist attacks, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside of the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China and between the United States and the European Union, continuing turmoil and hostilities in the Middle East, the Korean Peninsula, North Africa, Venezuela, Iran and other geographic areas and countries, continuing economic weakness in the European Union, geopolitical events such as the withdrawal of the U.K. from the European Union ("Brexit"), continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East and in other geographic areas and countries, and stabilizing growth in China, as well as the public health concerns stemming from the COVID-19 outbreak.

The threat of future terrorist attacks around the world, continues to cause uncertainty in the world's financial markets and international commerce and may affect our business, operating results and financial condition. Continuing conflicts and recent developments in the Middle East, may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets and international commerce. Additionally, any escalations between the United States and Iran could result in retaliation from Iran that could potentially affect the shipping industry, through increased attacks on vessels in the Strait of Hormuz (which already experienced an increased number of attacks on and seizures of vessels in 2019 and 2020). These uncertainties could also adversely affect our ability to obtain additional financing or insurance on terms acceptable to us or at all. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

In Europe, large sovereign debts and fiscal deficits, low growth prospects and high unemployment rates in a number of countries have contributed to the rise of Eurosceptic parties, which would like their countries to leave the Euro. The Brexit further increases the risk of additional trade protectionism. Brexit, or similar events in other jurisdictions, could impact global markets, including foreign exchange and securities markets; any resulting changes in currency exchange rates, tariffs, treaties and other regulatory matters could in turn adversely impact our business and operations.

In addition, concerns regarding the possibility of sovereign debt defaults by European Union member countries have in the past disrupted financial markets throughout the world, and may lead to weaker consumer demand in the European Union, the United States, and other parts of the world. The possibility of sovereign debt defaults by European Union member countries and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the European Union. Moreover, the revaluation of the renminbi may negatively impact the United States' demand for imported goods, many of which are shipped from China. Future weak economic conditions could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Also, China and the US have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. These trade barriers to protect domestic industries against foreign imports, depress shipping demand. Although the United States and China successfully reached an interim trade in January 2020 that has de-escalated the continuing trade tensions with both sides rolling back tariffs, the extent to which they will implement the deal is unpredictable, not to mention that either country may freely terminate the deal with advanced written notice according to the underlying trade agreement. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Moreover, increasing trade protectionism may cause an increase in (a) the cost of goods exported from regions globally, (b) the length of time required to transport goods and (c) the risks associated with exporting goods. Such increases may significantly affect the quantity of goods to be shipped, shipping time schedules, voyage costs and other associated costs, which could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay any cash distributions to our stockholders.

In addition, public health threats such as influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of dry bulk cargoes. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Our financial results and operations may be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

Since the beginning of calendar year 2020, the outbreak of COVID-19 that originated in China in late 2019 and that has spread to most nations around the globe has resulted in numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of the virus, including travel bans, quarantines, and other emergency public health measures, and a number of countries implemented lockdown measures. These measures have resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, including, among other things:

•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

The COVID-19 pandemic and measures to contain its spread have negatively impacted regional and global economies and trade patterns in markets in which we operate, the way we operate our business, and the businesses of our charterers and suppliers. These negative impacts could continue or worsen, even after the pandemic itself diminishes or ends. Companies, including us, have also taken precautions, such as requiring employees to work remotely and imposing travel restrictions, while some other businesses have been required to close entirely. Moreover, we face significant risks to our personnel and operations due to the COVID-19 pandemic. Our crews face risk of exposure to COVID-19 as a result of travel to ports in which cases of COVID-19 have been reported. Our shore-based personnel likewise face risk of such exposure, as we maintain offices in areas that have been impacted by the spread of COVID-19.

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2020, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2020, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

The COVID-19 pandemic and measures in place against the spread of the virus have led to a highly difficult environment in which to dispose of vessels given difficulty to physically inspect vessels. The impact of COVID-19 has also resulted in reduced industrial activity in China with temporary closures of factories and other facilities, labour shortages and restrictions on travel. We believe these disruptions along with other seasonal factors, including lower demand for some of the cargoes we carry such as iron ore and coal, have contributed to lower drybulk rates in 2020.

Epidemics may also affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. Organizations across industries, including ours, are rightly focusing on their employees' well-being, whilst making sure that their operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged or even required to operate remotely which significantly increases the risk of cyber security attacks.

Further, containment measures and quarantine restrictions adopted by many countries worldwide have caused significant impact on our ability to embark and disembark crew members and on our seafarers themselves. As a result, since the outbreak of COVID-19 and as of the date of this report, we have encountered certain prolonged delays and surrounding complexities in embarking and disembarking crew onto our ships which further resulted in increased operational costs and decreased revenues by reason of off-hires associated with crew rotation and related logistical complications associated with supplying our vessels with spares or other supplies.

The occurrence or continued occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to pay dividends.

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

Additionally, a further economic slowdown in the Asia-Pacific region, especially in China, could negatively affect global economic markets and the market for dry bulk shipping. Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade, with recent demand growth driven by stronger iron ore and coal imports into China. Before the global economic financial crisis that began in 2008, China had one of the world's fastest growing economies in terms of gross domestic product ("GDP"), which had a significant impact on shipping demand. Following the emergence of COVID-19, China experienced reduced industrial activity with temporary closures of factories and other facilities, labor shortages and restrictions on travel. China and other countries in the Asia Pacific region may continue to experience slowed or even negative economic growth in the future including as a result of COVID-19 or other public health threats. Our financial condition and results of operations, as well as our future prospects, would likely be hindered by a continuing or worsening economic downturn in any of these countries or geographic regions. Furthermore, there is a rising threat of a Chinese financial crisis resulting from massive personal and corporate indebtedness and ''trade wars''. The International Monetary Fund (''IMF'') warned that continuing trade tensions, including significant tariff increases, between the United States and China could derail recovery from the impacts of COVID-19. Although the United States and China signed a trade agreement in early 2020, there is no assurance that the Chinese economy will not experience a significant contraction in the future. Therefore, we cannot assure you that the Chinese economy will grow in the future or that global GDP will not be affected beyond the IMF's initial forecast.

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

Further, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing shipping demand. In particular, leaders in the United States have indicated that the United States may seek to implement more protective trade measures. The results of the 2020 presidential election in the United States have created significant uncertainty about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. For example, in March 2018, former President Trump announced tariffs on imported steel and aluminum into the United States that could have a negative impact on international trade generally and dry bulk shipping specifically, and in January 2019, the United States announced sanctions against Venezuela, which may have an effect on its oil output and in turn affect global oil supply. However, it is not yet clear how the new United States administration under President Biden may deviate from former administration's protectionist foreign trade policies.

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

Trade actions initiated by the U.S. imposing tariffs on imports have been met with retaliatory tariffs by other countries, adding a level of tension and uncertainty to the global economic environment. In November 2018, the U.S., Mexico and Canada executed the U.S.-Mexico-Canada Agreement ("the USMCA"), the successor agreement to the North American Free Trade Agreement ("NAFTA"). The agreement includes the imposition of tariffs on vehicles that do not meet regional raw material (steel and aluminum), part and labor content requirements. The agreement was ratified by the U.S. in January 2020.

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
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a "planned economy." Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year state plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a ''market economy'' and enterprise reform. Limited price reforms were undertaken with the result that prices for certain commodities are principally determined by market forces. In addition, economic reforms may include reforms to the banking and credit sector and may produce a shift away from the export-driven growth model that has characterized the Chinese economy over the past few decades. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.
In addition, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly, despite that carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of coal, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means and any reduction in the demand for coal and related products could have a material adverse effect on our business, cash flows and results of operations.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could have a material adverse effect on our business, financial condition and results of operations.
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People's Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. In response to the ongoing COVID-19 pandemic, many countries, ports and organizations, including those where the Company conducts a large part of its operations, have implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures have and will likely continue to cause severe trade disruptions and delays in operations and transactions globally.
To the extent of our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in China, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China.
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels that undergo dry docking, or to which we install scrubbers, at Chinese shipyards, and the financial institutions with whom we have entered into financing agreements, could have a material adverse effect on our business, results of operations and financial condition.
Acts of piracy on ocean-going vessels could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, the Indian Ocean and in particular the Gulf of Aden off the coast of Somalia and the Gulf of Guinea region off Nigeria, which experienced increased incidents of piracy in recent years. Sea piracy incidents continue to occur, increasingly on the West Coast of Africa, with dry bulk vessels and tankers being particularly vulnerable to such attacks. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping. The perception that our vessels are potential piracy or terrorist targets could have a material adverse impact on our business, financial condition and results of operations.
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

As a result of the credit crisis in Europe, in particular in Greece, Italy, Ireland, Portugal and Spain, the European Commission created the European Financial Stability Facility ("the EFSF"), and the European Financial Stability Mechanism ("the EFSM"), to provide funding to Eurozone countries in financial difficulties that seek such support. In March 2011, the European Council agreed on the need for Eurozone countries to establish a permanent stability mechanism, the European Stability Mechanism ("the ESM"), which was activated by mutual agreement, to assume the role of the EFSF and the EFSM in providing external financial assistance to Eurozone countries entered into force in May 2013. Despite these measures, and certainly against the background of the COVID-19 outbreak, concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the Euro. An extended period of adverse development in the outlook for European countries could still reduce the overall demand for our services. These potential developments, or market perceptions concerning these and related issues, could affect our financial position, results of operations and cash flow.

If our vessels call on ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or adversely affect our reputation and the market for our shares of common stock and its trading price.
While none of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in violation of sanctions or embargo laws during 2020, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions or embargoes imposed by the United States, the EU, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, our reputation and the market for our securities may be adversely affected if we engage in certain other activities, such as entering into charters with individuals or entities that are not controlled by the governments of countries or territories that are the subject of certain U.S. sanctions or embargo laws, or engaging in operations associated with those countries or territories pursuant to contracts with third parties that are unrelated to those countries or territories or entities controlled by their governments. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in the countries or territories that we operate in.
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

Due to concern over the risk of climate change, a number of countries and the International Maritime Organization ("the IMO"), have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. More specifically, on October 27, 2016, the IMO's Marine Environment Protection Committee announced its decision concerning the implementation of regulations mandating a reduction in sulfur emissions from 3.5% currently to 0.5% as of the beginning of January 1, 2020. Since January 1, 2020, ships must either remove sulfur from emissions or buy fuel with low sulfur content, which may lead to increased costs and supplementary investments for ship owners. The interpretation of "fuel oil used on board" includes use in main engine, auxiliary engines and boilers. Shipowners may comply with this regulation by (i) using 0.5% sulfur fuels on board, which are available around the world but at a higher cost; (ii) installing scrubbers for cleaning of the exhaust gas; or (iii) by retrofitting vessels to be powered by liquefied natural gas, which may not be a viable option due to the lack of supply network and high costs involved in this process. Costs of compliance with these regulatory changes may be significant and may have a material adverse effect on our future performance, results of operations, cash flows and financial position. Additional or new conventions, laws and regulations may be adopted that could require, among others, the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

As of March 18, 2021, 23 of our vessels have been equipped with scrubbers to comply with this change in regulation ("Scrubber Program") and as of January 1, 2020 we have transitioned to burning IMO compliant fuels in our non-scrubber equipped vessels and as necessary. We continue to evaluate different options in complying with IMO and other rules and regulations. Our fuel costs and fuel inventories increased in 2020 and might further increase in the future as a result of these sulfur emission regulations. Low sulfur fuel is more expensive than standard marine fuel containing 3.5% sulfur content and may become more expensive or difficult to obtain as a result of increased demand. If the cost differential between low sulfur fuel and high sulfur fuel is significantly higher than anticipated, or if low sulfur fuel is not available at ports on certain trading routes, it may not be feasible or competitive to operate our vessels on certain trading routes without installing scrubbers or without incurring deviation time to obtain compliant fuel. Scrubbers may not be available to be installed on such vessels at a favorable cost or at all if we seek them at a later date. Further there is a risk that if the fuel spread between high sulfur fuel oil and very low sulfur fuel oil continues to shrink, and therefore the alternative cost related to scrubber investments may increase.
In addition, if sulfur emissions regulations are relaxed in the future, if enforcement is delayed or not applied in the future, or if the cost differential between low sulfur fuel and high sulfur fuel is lower than anticipated, we may not realize the economic benefits or recover the cost of our Scrubber Program. In addition, any passage of environmental legislation or other regulatory initiatives by the IMO, the EU, the U.S. or other countries where we operate, or any treaty adopted at the international level, that restricts emissions of greenhouse gases, or the use of scrubbers could require us to make significant additional financial expenditures which we cannot predict with certainty at this time.

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

In addition, although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which required adopting countries to implement national programs to reduce emissions of certain gases, or the Paris Agreement (discussed further below), a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws, regulations and obligations relating to climate change affects the propulsion options in subsequent vessel designs and could increase our costs related to acquiring new vessels, operating and maintaining our existing vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the shipping industry relating to climate change, including growing public concern about the environmental impact of climate change, may also adversely affect demand for our services. The increased focus on ESG may cause lenders to withdraw from financing vessels within our industry. In addition, the physical effects of climate change, including changes in weather patterns, extreme weather events, rising sea levels, scarcity of water resources, may negatively impact our operations.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our
ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

We may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us. If we do not meet these standards, our business and/or our ability to access capital could be harmed.

Additionally, certain investors and lenders may exclude transportation companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. These limitations in both the debt and equity capital markets may affect our ability to grow as our plans for growth may include accessing the equity and debt capital markets. If those markets are unavailable, or if we are unable to access alternative means of financing on acceptable terms, or at all, we may be unable to implement our business strategy, which would have a material adverse effect on our financial condition and results of operations and impair our ability to service our indebtedness. Further, it is likely that we will incur additional costs and require additional resources to monitor, report and comply with wide ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business and financial condition.

We are subject to complex laws and regulations, including environmental laws and regulations, which can increase our liability and adversely affect our business, results of operations and financial condition.
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
A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or could result in the denial of access to certain jurisdictional waters or ports or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including clean-up obligations and natural resource damages liability, in the event that there is a release of hazardous materials from our vessels or otherwise in connection with our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability, without regard to whether we were negligent or at fault. We could also become subject to personal injury or property damage claims relating to the release of hazardous substances associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including, in certain instances, seizure or detention of our vessels, and could harm our reputation with current or potential charterers of our vessels. We will be required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although we have insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, financial condition, results of operations and cash flows.

Many environmental requirements are designed to reduce the risk of pollution, such as from oil spills, and our compliance with these requirements could be costly. For example, in order to comply with the sulfur emission requirements of Annex VI of the

International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber, we may be required to incur additional costs to meet new maintenance and inspection requirements, develop contingency plans for potential spills, and obtain insurance coverage. The increased demand for low sulfur fuels may increase the costs of fuel for our vessels that do not have scrubbers. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations.

In addition, regulations relating to ballast water discharge may adversely affect our revenues and profitability. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the IOPP renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently have 20 vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed and will need such systems installed on the first upcoming IOPP renewal in order to be D-2 compliant. Costs in order to become D-2 compliant for these vessels may be substantial and adversely affect our revenues and profitability.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (''VGP'') program and U.S. National Invasive Species Act (''NISA'') are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (''VIDA''), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VPG within two years. By approximately 2022, the U.S. Coast Guard (“USCG”), must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Please see “Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The USCG and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”), and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasigovernmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Please see “Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 16 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

On November 20, 2013, the European Parliament and the Council of the EU adopted the Ship Recycling Regulation, which retains the requirements of the Hong Kong Convention and requires that certain commercial seagoing vessels flying the flag of an EU member state may be recycled only in facilities included on the European list of permitted ship recycling facilities.

Apart from that, any vessel, including ours, is required to set up and maintain an Inventory of Hazardous Materials from December 31, 2018 for EU flagged new ships and from December 31, 2020 for EU flagged existing ships and Non-EU flagged ships calling at a port or anchorage of an EU member state. Such a system includes Information on the hazardous materials with a quantity above the threshold values specified in relevant EU Resolution and are identified in ship’s structure and equipment. This inventory should be properly maintained and updated, especially after repairs, conversions or unscheduled maintenance on board the ship.

These regulatory requirements may lead to cost escalation by shipyards, repair yards and recycling yards. This may then result in a decrease in the residual recycling value of a vessel, which could potentially not cover the cost to comply with the latest requirements, which may have an adverse effect on our future performance, results of operations, cash flows and financial position.

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

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charterhire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, or eco vessels, and if new dry bulk vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charterhire payments we receive for our vessels and the resale value of our vessels could significantly decrease. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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
•cost of newbuildings;
•shipyard capacity;
•governmental or other regulations;
•changes in environmental and other regulations that may limit the useful lives of vessels;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•types, sizes and ages of vessels;
•prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of charterer requirements, and
•technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2020, we recorded an impairment loss of $0.7 million, related to the sale of vessels. During the year ended December 31, 2018, we recorded impairment losses of $1.1 million, related to sale of vessels. There were no sales of vessels in 2019. The carrying values of our own and leased vessels are reviewed whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for own vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. In 2020 we have recorded an impairment loss of $94.2 million on our leased vessels equal to the difference between the asset's carrying value and fair value, which has been recorded as a result of an impairment review performed on an asset by asset basis. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

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
We are highly leveraged, which could significantly limit our ability to execute our business strategy and increase the risk of default under our debt obligations.
As of December 31, 2020, we had $1,054.0 million of outstanding indebtedness under our credit facilities and debt securities, of which $87.8 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, as applicable, to:
•pay dividends and make capital expenditures if there is an event of default under our credit facilities;
•incur additional indebtedness, including the issuance of guarantees, or refinance or prepay any indebtedness, unless certain conditions exist;
•create liens on our assets, unless otherwise permitted under our credit facilities;
•change the flag, class or management of our vessels or terminate or materially amend the management agreement relating to each vessel;
•acquire new or sell vessels, unless certain conditions exist;
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
Our ability to comply with the covenants and restrictions contained in our current or future credit facilities may be affected by events beyond our control, including prevailing economic, financial and industry conditions, interest rate developments, changes in the funding costs of our banks and changes in vessel earnings and asset valuations. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. For example, the market value of dry bulk vessels is likewise sensitive to, among other things, changes in the dry bulk market, with vessel values deteriorating in times when dry bulk rates are falling or anticipated to fall and improving when charter rates are rising or anticipated to rise. Such conditions may result in us not being in compliance with our loan covenants. In such a situation, unless our lenders are willing to provide further waivers of covenant compliance or modifications to our covenants, or would be willing to refinance our indebtedness, we may have to sell vessels in our fleet and/or seek to raise additional capital in the equity markets in order to comply with our loan covenants. Furthermore, if the value of our vessels deteriorates significantly, we may have to record an impairment adjustment in our financial statements, which would adversely affect our financial results and further hinder our ability to raise capital. The fair market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value.

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

Also, any contemplated vessel acquisitions will have to be at levels that do not impair the required ratios set out above. The global economic downturn that occurred within the past several years had an adverse effect on vessel values, which may occur again if an economic slowdown arises in the future. If the estimated asset values of the vessels in our fleet decrease, such decreases may limit the amounts we can draw down under our future credit facilities to purchase additional vessels and our ability to expand our fleet. In addition, we may be obligated to prepay part of our outstanding debt in order to remain in compliance with the relevant covenants in our current or future credit facilities. If funds under our current or future credit facilities become unavailable as a result of a breach of our covenants or otherwise, we may not be able to perform our business strategy, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited ("Hemen"), a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family and certain of its affiliates, may be deemed to beneficially own approximately 39.9% of our issued and outstanding common shares.
Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the "Hemen Related Companies"). In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mr. Svelland, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO) ("Frontline"), SFL Corporation Ltd. (NYSE:SFL) ("SFL"), Archer Limited (OSE:ARCHER), Avance Gas Holding Ltd. (OSE:AGAS) ("Avance") and Flex LNG Ltd. (OSE:FLNG) ("FLEX"). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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
We are party to the pooling arrangements pursuant to which the profitability of our vessels operating in these vessel pools is dependent upon the pool managers’ and other pool participants’ ability to successfully implement a profitable chartering strategy, which could include, among other things, obtaining favorable charters and employing vessels in the pool efficiently in order to service those charters. As of the date of this annual report, 28 of our vessels operate under a revenue sharing agreement or pool arrangement ("RSA"). If vessels from other pool participants that enter into pools in which we participate are not of comparable design or quality to our vessels, or if the owners of such other vessels negotiate for greater pool weightings than those obtained by us, this could negatively impact the profitability of the pools in which we may participate or our profitability or dilute our interest in the pool's profits.
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
We have recently entered into agreements, subject to definitive loan and other final documentation and other customary closing conditions, to acquire 18 dry bulk vessels (the “Vessel Acquisition”) from affiliates of Hemen, the Company’s largest shareholder. No vessels have been delivered as of the date of this report, and all acquired vessels are scheduled to be delivered sometime in 2021.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this annual report, the average age of our dry bulk vessel fleet excluding the vessels acquired in the Vessel Acquisition is approximately 7.8 years. After completion of the Vessel Acquisition, average age of our dry bulk vessels will be reduced to 6.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.
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
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries (the "OPEC"), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel may therefore become much more expensive in the future and we might not be able to fully recover this increased cost through our charter rates.
Operational risks and damage to our vessels could adversely impact our performance.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. In addition, our results of operations could be adversely affected to the extent that any of such epidemics and public health incidents, such as the COVID-19 pandemic, harms the global economy and the Chinese economy in particular.

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
We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

We rely on our computer systems and network infrastructure across our operations, including on our vessels. The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, are dependent on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats. A disruption to the information system of any of our vessels could lead to, among other things, wrong routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect, unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

Our operations, including our vessels, and business administration could be targeted by individuals or groups seeking to sabotage or disrupt such systems and networks, or to steal data, and these systems may be damaged, shutdown or cease to function properly (whether by planned upgrades, force majeure, telecommunications failures, hardware or software break-ins or viruses, other cyber-security incidents or otherwise). For example, the information systems of our vessels may be subject to threats from hostile cyber or physical attacks, phishing attacks, human errors of omission or commission, structural failures of resources we control, including hardware and software, and accidents and other failures beyond our control. The threats to our information systems are constantly evolving, and have become increasingly complex and sophisticated. Furthermore, such threats change frequently and are often not recognized or detected until after they have been launched, and therefore, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could result in significant expenses to investigate and repair security breaches or system damages and could lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (the "MTSA"), the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the "U.S Foreign Corrupt Practices Act"), and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the U.S. Foreign Corrupt Practices Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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
We are incorporated under the laws of Bermuda and conduct operations in countries around the world. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us or any of our subsidiaries, bankruptcy laws other than those of the United States could apply. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court's jurisdiction if any other bankruptcy court would determine it had jurisdiction.
United States tax authorities could treat us as a "passive foreign investment company", which could have adverse United States federal income tax consequences to United States shareholders.
A foreign corporation will be treated as a "passive foreign investment company" ("PFIC"), for United States federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of "passive income" or (2) at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income". For purposes of these tests, "passive income" includes cash distributions, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income". United States shareholders of a PFIC are subject to a disadvantageous United States federal income tax regime with respect to the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.
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
Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
If the IRS were to find that we are or have been a PFIC for any taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed below under "Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2020 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2021. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the ''Economic Substance Act'' and the ''Economic Substance Regulations'' respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing business, leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

Under the Vessel Acquisition agreement, consummation of the Vessel Acquisition is conditional upon satisfaction of a number of conditions that are beyond our control; the Vessel Acquisition may hence not be consummated and transaction costs will have been incurred for us regardless of whether the Vessel Acquisition is consummated, which could negatively affect our business, results of operation and financial condition.

Consummation of the Vessel Acquisition is conditional upon satisfaction of certain conditions, the satisfaction of which are beyond our control. For example, the closing of the Vessel Acquisition is subject to execution of definitive loan and other final documents, customary closing conditions and regulatory approvals. If the Vessel Acquisition is not consummated, transaction costs, including costs of advisors and the use of key management personnel’s time and attention, will have been incurred without the expected benefits and at the expense of other business opportunities. In addition, there will be no realisation of any of the expected benefits of having completed the Vessel Acquisition and failure to complete the Vessel Acquisition could result in a negative perception by our stock market and result in a decline of the market price of the Company’s shares. If any of the above risks materialise, it could negatively affect our business, results of operation and financial condition.

Risks Related to an Investment in Our Securities

Our share price may be highly volatile and future sales of our common shares could cause the market price of our common shares to decline.
Our common shares commenced trading on the NASDAQ Global Select Market (the "NASDAQ") in February 1997 and currently trade under the symbol "GOGL". Beginning on April 7, 2015, our shares have traded on the Oslo Stock Exchange (the "OSE"), under the ticker code "GOGL". We cannot assure you that an active and liquid public market for our common shares will continue. The market price of our common shares has historically fluctuated over a wide range and may continue to fluctuate significantly in response to many factors, such as actual or anticipated fluctuations in our operating results, changes in financial estimates by securities analysts, economic and regulatory trends, general market conditions, rumors and other factors, many of which are beyond our control. If the volatility in the broad stock market worsens, it could have an adverse effect on the market price of our common shares and impact a potential sale price if holders of our common shares decide to sell their shares.

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

Our common shares currently trade on the NASDAQ and the OSE under the ticker code "GOGL".

We are engaged primarily in the ownership and operation of dry bulk vessels. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, and Singapore. We are also involved in the charter, purchase and sale of vessels.

Historical business purpose and the Merger

We were originally established for the purpose of owning and operating five very large crude oil carriers ("VLCCs"). However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring second hand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 special purpose companies ("SPCs"), from Frontline 2012 Ltd ("Frontline 2012"), each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

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

We entered into the following acquisitions and disposals in 2018, 2019, 2020 and 2021 (to date):

In January and February 2018, we took delivery of the Golden Cirrus, Golden Arcus, Golden Cumulus, Golden Incus and Golden Calvus, five Capesize newbuilding vessels.
In August 2018, we sold the Golden Eminence, a Panamax vessel, to an unrelated third party.
In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a gross amount of $9.6 million. We recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel is expected to be delivered to its new owners by the end of March 2021, and the net cash flow from the transaction is approximately $4.1 million, out of which $1.4 million has been received in 2020 as a deposit and $2.7 million is expected to be recognized during the first quarter of 2021.
In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. We expect to record an impairment of approximately $4.2 million from the sale in the first quarter of 2021. The vessel is expected to be delivered to its new owners in the second quarter of 2021, and the estimated total net cash flow from the sale is expected to be approximately $2.9 million.

In February 2021, we repaid the outstanding balance of $50.0 million on the revolving credit facility under $304.0 loan facility.

In February 2021, we entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The Vessel Acquisition will be financed by $338 million in new equity capital. The vessels will be acquired from affiliates of Hemen Holding Ltd., the Company's largest shareholder. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price, with an 18-month tenor. The loan will bear an interest rate of LIBOR plus a margin of 2.35% and shall be repaid in accordance with a 17-year linear repayment profile. The loan facility is contemplated to be refinanced on favorable terms in the international debt market after completion of the transaction. Notwithstanding the foregoing, the closing of the acquisition is subject to customary conditions to closing and entry into final binding loan agreements and other documentation, substantially in accordance with the terms contained in the Heads of Agreement.

In February 2021, we completed a Private Placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Hemen subscribed for 27,103,773 new shares, equivalent to $169 million. Following issuance of the shares, the Company will have 198,480,244 issued common shares each having a par value of $0.05.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 18, 2021, we owned 67 dry bulk vessels. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong, Panama, or Bahamas. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and three chartered in on operating leases from unrelated third parties. Seven of our vessels are chartered-out on fixed rate time charters, 17 of our vessels are chartered out on index linked rate time charters and the remaining 54 vessels operate in the spot market, of which 28 vessels participate under RSAs.

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

Our Business Strategy

Our business strategy is to focus on largest sizes of dry bulk carriers (Capesize and Panamax) with flexibility to adjust our market exposure depending on existing factors such as charter rates, newbuilding costs, vessel resale and scrap values and vessel operating expenses resulting from, among other things, changes in the supply of and demand for dry bulk capacity. We may adjust our exposure through time charters, voyage charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, newbuilding contracts and acquisitions. Our intention is to create shareholder value through sustainable growth.

Our business strategy includes three main pillars (Simplification, Risk Management and Decarbonization) on which we are focusing our efforts: (1) Simplification relates to the increased focus on our core business and our capabilities as a shipowner in large size dry bulk shipping, (2) Risk Management relates our focus on enhancing transparency and accountability through clearly defined risk parameters and (3) Decarbonization and digitalization means enhanced focus on positioning the Company for a low-carbon future by exploring new technologies and optimization tools.

Capesize Chartering Ltd
In February 2015, Capesize Chartering Ltd ("CCL"), a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a RSA. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. We currently include 25 of our Capesize vessels in the RSA.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through Golden Ocean Group Management (Bermuda) Ltd, our subsidiary incorporated in Bermuda, which in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Shipping Co. Pte. Ltd., our subsidiaries incorporated in Norway and Singapore, respectively. Our CEO, principal financial officer and principal commercial officer are employed by Golden Ocean Management AS. The Board defines the scope and terms of the services to be provided, including day-to-day operations by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives a management fee per vessel per year. This fee is subject to annual review. Frontline Management performs also newbuilding supervision on our behalf and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

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

Customers

For the years ended December 31, 2020 and 2019, no customer accounted for 10 percent or more of our consolidated revenues. For the year ended December 31, 2018, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $65.8 million.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

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

In 2013, the IMO’s Marine Environmental Protection Committee (the "MEPC") adopted a resolution amending MARPOL Annex I Condition Assessment Scheme ("CAS"). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers ("ESP Code"), which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls ("PCBs")) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committed ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Once the cap becomes effective, ships will be required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

Amended Annex VI also establishes new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. At the MEPC meeting held from March to April 2014, amendments to Annex VI were adopted which address the date on which Tier III Nitrogen Oxide ("NOx") standards in ECAs will go into effect. Under the amendments, Tier III NOx standards apply to ships that operate in the North American and U.S. Caribbean Sea ECAs designed for the control of NOx produced by vessels with a marine diesel engine installed and constructed on or after January 1, 2016. Tier III requirements could apply to areas that will be designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

As part of the wider push towards both the IMO’s 2030 and 2050 greenhouse gas targets, MEPC has agreed draft regulations relating to the Energy Efficiency Existing Ship Index (“EEXI”), to be confirmed at MEPC 76 (June 2021). Once the regulation is approved in the upcoming MEPC 76, the regulations will enter into force from 1st January 2023. Any vessels that will not meet this new EEXI requirement will need to adopt energy-saving/emission reducing technology, through retrofits, to reach compliant levels. This creates a vast array of implications for the shipping industry going forward. Recycling of older ships could accelerate as the investments to comply with regulations are not feasible. One of the most efficient ways of reducing emissions is reducing power, this would in turn limit vessel speed and with that supply. The Company owns one of the most modern and fuel-efficient fleets in the dry bulk industry. Maintaining and improving our position in respect of the above creates a positive outlook for our company in the next 2-5 years.

As determined at the MEPC 70, the new Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO intends to use such data as the first step in its roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

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

We have incurred increased costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. For example, cyber-risk management systems must be incorporated by ship-owners and managers by 2021. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

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

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Costs of compliance with these regulations may be substantial.

Once mid-ocean exchange or ballast water treatment requirements become mandatory under the BWM Convention, the cost of compliance could increase for ocean carriers and may have a material effect on our operations. However, many countries already regulate the discharge of ballast water carried by vessels from country to country to prevent the introduction of invasive and harmful species via such discharges. The U.S., for example, requires vessels entering its waters from another country to conduct mid-ocean ballast exchange, or undertake some alternate measure, and to comply with certain reporting requirements.

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

Ships are required to maintain a certificate attesting that they maintain adequate insurance to cover an incident. In jurisdictions, such as the United States where the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and replaced by the 1992 protocol, or the Bunker Convention has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the Anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels that are subject to the Anti-fouling Convention.

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
(iii)         loss of subsistence use of natural resources that are injured, destroyed or lost;
(iv)        net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and the former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. However, the current U.S. President Biden recently signed an executive order blocking new leases for oil and gas drilling in federal waters. The effects of these proposals and changes are currently unknown. Compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans ("SIPs"), some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of “waters of the United States.” The proposed rule was published in the Federal Register on February 14, 2019 and was subject to public comment. On October 22, 2019, the agencies published a final rule repealing the 2015 Rule defining “waters of the United States” and recodified the regulatory text that existed prior to 2015 Rule. The final rule became effective on December 23, 2019. On January 23, 2020, the EPA published the “Navigable Waters Protection Rule,” which replaces the rule published on October 22, 2019, and redefines “waters of the United States.” The effect of this rule is currently unknown.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act ("CWA"), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost, or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states will also have to ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market from 2022. This will require shipowners to buy permits to cover these emissions. Contingent on another formal approval vote, specific regulations are forthcoming and are expected to be proposed by 2021.

International Labour Organization

The International Labour Organization (the “ILO”) is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 (“MLC 2006”). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships that are 500 gross tonnage or over and are either engaged in international voyages or flying the flag of a Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. As previously discussed, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market are also forthcoming.

In the United States, the EPA issued a finding that greenhouse gases endanger the public health and safety, adopted regulations to limit greenhouse gas emissions from certain mobile sources, and proposed regulations to limit greenhouse gas emissions from large stationary sources. However, in March 2017, the U.S. President signed an executive order to review and possibly eliminate the EPA’s plan to cut greenhouse gas emissions, and in August 2019, the Administration announced plans to weaken regulations for methane emissions. The EPA or individual U.S. states could enact environmental regulations that would affect our operations.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001 in the United States, there have been a variety of initiatives intended to enhance vessel security such as the MTSA. To implement certain portions of the MTSA, the USCG issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities, some of which are regulated by the EPA.

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel's history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship's identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules (the "Rules"), which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations ("P&I Associations"), and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (such associations, “clubs”).

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 18, 2021:

Vessel	Built	DWT	Flag	Type of Employment(1)
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Spot market
Golden Scape	2016	211,112	HK	Time charter (expires June 2021)
Golden Swift	2016	211,112	HK	Spot market
		628,789

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market with RSA
Golden Shui	2009	169,333	MI	Spot market with RSA
Golden Myrtalia	2011	177,979	MI	Spot market with RSA
Golden Anastasia	2014	179,189	MI	Spot market with RSA
Golden Houston	2014	181,214	MI	Spot market with RSA
Golden Kaki	2014	180,560	MI	Spot market with RSA
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Spot market with RSA
KSL Santos	2014	181,055	HK	Spot market with RSA
KSL Sapporo	2014	180,960	HK	Spot market with RSA
KSL Seattle	2014	181,015	HK	Spot market with RSA
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,009	HK	Spot market with RSA
Golden Amreen	2015	179,337	MI	Spot market with RSA
Golden Aso	2015	182,472	HK	Spot market with RSA
Golden Finsbury	2015	182,418	HK	Spot market with RSA
Golden Kathrine	2015	182,486	HK	Spot market
KSL Sakura	2015	181,062	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Spot market with RSA
KSL Seville	2015	181,003	HK	Spot market with RSA
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Index linked time charter
Golden Behike	2016	180,491	MI	Spot market with RSA
Golden Bexley	2016	180,228	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Index linked time charter
Golden Monterrey	2016	180,491	MI	Spot market with RSA
Golden Nimbus	2017	180,504	MI	Index linked time charter
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Index linked time charter
Golden Cirrus	2018	180,487	MI	Index linked time charter

Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,511	MI	Index linked time charter
		6,305,748

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Index linked time charter
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,500	MI	Spot market with RSA
Belgravia	2009	169,500	MI	Spot market with RSA
Golden Magnum	2009	179,788	HK	Spot market with RSA
Golden Beijing	2010	176,000	HK	Spot market with RSA
Golden Future	2010	176,000	HK	Spot market with RSA
Golden Zhejiang	2010	175,834	HK	Spot market with RSA
Golden Zhoushan	2011	175,834	HK	Spot market with RSA
		1,222,456

Panamax - Operating Lease - Unrelated Third Party
Admiral Schmidt	2019	104,550	BA	Spot market
Vitus Bering	2019	104,550	BA	Spot market
		209,100

Panamax - Owned
Golden Shea	2007	76,939	MI	Spot market
Golden Ice	2008	75,500	HK	Spot market
Golden Opportunity	2008	75,750	HK	Spot market
Golden Saguenay	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Empress	2010	79,463	HK	Time charter (expires December 2021)
Golden Endeavour	2010	79,454	HK	Spot market
Golden Arion	2011	82,188	MI	Spot market
Golden Endurer	2011	79,474	HK	Spot market
Golden Enterprise	2011	79,463	HK	Spot market
Golden Ioanari	2011	82,188	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Bull	2012	75,000	HK	Time charter (expires June 2021)
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,186	HK	Spot market
Golden Pearl	2013	74,186	HK	Time charter (expires August 2023)
Golden Sue	2013	84,943	MI	Time charter (expires April 2021)
Golden Deb	2014	84,943	MI	Time charter (expires May 2021)
Golden Ruby	2014	74,052	HK	Spot market
Golden Kennedy	2015	83,789	MI	Time charter (expires June 2021)

Golden Amber	2017	74,500	MI	Spot market
Golden Opal	2017	74,231	MI	Spot market
		2,118,951

Ultramax - Owned
Golden Cecilie	2015	60,263	HK	Spot market with RSA
Golden Cathrine	2015	60,000	HK	Spot market with RSA
		120,263

Supramax - Operating Lease, Third party
Golden Hawk	2015	58,000	PAN	Spot market with RSA

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

In February 2021, we entered into the Heads of Agreements to acquire eighteen vessels, as described under "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Subsequent and Other Events". Subject to definitive documentation and other customary closing conditions we will acquire:

Vessel Type	Vessel name	Year Built	Dwt	Flag
Newcastlemax	Golden Coral	2019	208,132	Marshall Island
Newcastlemax	Golden Champion	2019	208,391	Marshall Island
Newcastlemax	Golden Comfort	2020	208,000	Marshall Island
Newcastlemax	Golden Courage	2020	208,395	Marshall Island
Newcastlemax	Golden Competence	2020	207,397	Marshall Island
Newcastlemax	Golden Confidence	2020	207,988	Marshall Island
Newcastlemax	Golden Skies	2020	210,897	Marshall Island
Newcastlemax	Golden Spirit	2020	210,866	Marshall Island
Newcastlemax	Golden Saint	2020	211,138	Marshall Island
Newcastlemax	Golden Spray	2021	208,000	Marshall Island
Panamax	Golden Fortune	2020	81,600	Marshall Island
Panamax	Golden Forward	2020	81,130	Marshall Island
Panamax	Golden Friend	2020	81,206	Marshall Island
Panamax	Golden Fellow	2020	81,135	Marshall Island
Panamax	Golden Frost	2020	80,559	Marshall Island
Panamax	Golden Freeze	2021	81,000	Marshall Island
Panamax	Golden Fast	2021	81,000	Marshall Island
Panamax	Golden Furious	2021	81,000	Marshall Island

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Overview

The following discussion should be read in conjunction with "Item 3. Key Information - A. Selected Financial Data", "Item 4. Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2020, we owned 67 dry bulk vessels. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively from SFL and three chartered in on operating leases from unrelated third parties. Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama. As of December 31, 2020, eight of our vessels were chartered-out on fixed rate time charters, 18 of our vessels were chartered out on index linked rate time charters, 52 vessels operated in the spot market, of which 26 vessels participated in RSAs.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2020, 2019, and 2018. A summary of the changes in the vessels that we own and chartered in under long term operating and finance leases for the years ended December 31, 2020, 2019 and 2018 is summarized below.

	2020		2019		2018
Newcastlemax
At start of period	3		3		3
Acquisitions and newbuilding deliveries	—		—		—
At end of period	3		3		3
Capesize
At start of period	43		43		37
Acquisitions and newbuilding deliveries	—		—		6	a
Disposals	—		—		—
Chartered in/owned by joint venture	—		—		—
At end of period	43		43		43
Panamax
At start of period	30		28		29
Acquisitions and newbuilding deliveries	—		—		—
Disposals	(1)	d	—		(1)	b
Chartered in/owned by joint venture	—		2	c	—
At end of period	29		30		28
Ultramax
At start of period	3		3		3
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
At end of period	3		3		3
Total
At start of period	79		77		72
Acquisitions and newbuilding deliveries	—		—		6
Disposals	(1)		—		(1)
Chartered in/owned by joint venture	—		2		—
	78		79		77

a.(i) Delivery of five newbuildings (Golden Arcus, Golden Cirrus, Golden Cumulus, Golden Incus and Golden Calvus) and (ii) delivery of one vessel (Golden Monterrey) acquired from affiliates of Hemen.
b.Disposal of one vessel (Golden Eminence) to an unrelated third party.
c.Time charter-in of two vessels (Vitus Bering and Admiral Schmidt) from an unrelated third party.
d.Redelivery of one vessel (Golden Eclipse) following the expiration of the lease in April 2020.

Summary of Fleet Employment

As discussed below, as at December 31, 2020, our vessels operated under time charters or voyage charters.

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

Several of our vessels may trade under revenue sharing arrangements or pools that are primarily exposed to the spot market. As of December 31, 2020, we included 23 of our Capesize vessels in the RSA with CCL and our three Ultramax vessels traded in C Transport Holding Ltd's pool for Supramax vessels.

	As of December 31,
	2020		2019		2018
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	2	66.7%	1	33.3%	1	33.3%
Spot with RSA (1)	—	—%	1	33.3%	—	—%
Time charter	1	33.3%	—	—%	1	33.3%
Index linked time charter	—	—%	1	33.3%	1	33.3%
	3	100.0%	3	100.0%	3	100.0%
Capesize
Spot	1	2.3%	—	—%	1	2.3%
Spot with RSA (2)	23	53.5%	25	58.1%	22	51.2%
Time charter	1	2.3%	3	7.0%	9	20.9%
Index linked time charter	18	41.9%	15	34.9%	11	25.6%
	43	100.0%	43	100.0%	43	100.0%
Panamax
Spot	23	79.3%	22	73.3%	20	71.4%
Spot with RSA	—	—%	—	—%	—	—%
Time charter	6	20.7%	8	26.7%	7	25.0%
Index linked time charter	—	—%	—	—%	1	3.6%
	29	100.0%	30	100.0%	28	100.0%
Ultramax
Spot	—	—%	—	—%	—	—%
Spot with RSA (3)	3	100.0%	3	100.0%	3	100.0%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	3	100.0%	3	100.0%	3	100.0%
Total
Spot	26	33.3%	23	29.1%	22	28.6%
Spot with RSA	26	33.3%	29	36.7%	25	32.5%
Time charter	8	10.3%	11	13.9%	17	22.1%
Index linked time charter	18	23.1%	16	20.3%	13	16.8%
	78	100.0%	79	100.0%	77	100.0%

(1)In 2019 Golden Scape traded under the CCL RSA, while it was fixed on a long term charter and reclassified from July 2020 (above 11 months).
(2)23 of our Capesize vessels traded under the CCL RSA.
(3)Our 3 Ultramax vessels traded in the C Transport Holding Ltd’s Supramax pool.

Below is an overview as of December 31, 2020 of our vessels on time charter contracts that had a minimum initial contract duration of more than one year:

Vessel Type	Vessel Name	Dwt	Expiry (min period)
Capesize	Golden Scape	211,112	May 2021
Capesize	KSL Sydney	181,009	February 2021
Panamax	Golden Empress	79,463	December 2021
Panamax	Golden Bull	75,000	May 2021
Panamax	Golden Pearl	74,186	August 2023
Panamax	Golden Sue	84,943	April 2021
Panamax	Golden Deb	84,943	April 2021
Panamax	Golden Kennedy	83,789	June 2021

Refer to "Item 4. Information on the Company - D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this report. In addition, from time to time we may also enter into Forward Freight Agreements ("FFAs"), to hedge our exposure to the charter market for a specified route and period of time. Please see Note 28 to our Consolidated Financial Statements included herein for additional information on our financial instruments.
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

Revenue and expense recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. After adoption of ASC 842 on January 1, 2019, time charter contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter. Prior to adoption of ASC 842, time charter contracts were accounted as operating leases in accordance with ASC 840 Leases. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

Several of our Capesize vessels operate under a pool arrangement for Capesize vessels with Capesize Chartering Ltd ("CCL"). Revenues and expenses for our owned vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charterparties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charterparties. CCL, as pool manager, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel. The difference between the calculated pool result for our owned vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operate under a RSA for Supramax vessels managed by C Transport Holding Ltd ("CTM"). Under this RSA, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operates and therefore controls the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

Vessels and depreciation
Vessels are stated at cost less accumulated depreciation. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year average, up to the date of delivery of the vessel, across the two main recycling markets (Indian sub-continent and Bangladesh). Residual values are reviewed annually.

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

We assess recoverability of the carrying value of each own asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For both, own assets and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

In developing estimates of future cash flows for owned vessels, we must make assumptions about future performance, with significant assumptions being related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. In developing estimates of future cash flows for right of use assets, we must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. For both owned vessels and leased assets, these assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our owned vessels over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2020, and accordingly, have not recorded an impairment charge as of December 31, 2020 for owned vessels. As of December 31, 2020, we recognized impairment on sale of Golden Shea of $0.7 million. The vessel has been reflected as held for sale as of December 31, 2020.

Estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels as of March 31, 2020, and we have recorded an impairment charge as a difference between carrying value and fair value of the leased vessels in the total amount of $94.2 million. We believe that estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were above the carrying value of the vessels as of December 31, 2020.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding cash flows include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel recycling, and (iv) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the European Union or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2020 and 2019:

Vessel Type	Vessel Name	Built	Dwt	2020 ($ millions)		2019 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	59.4	*	61.8	*
Newcastlemax	Golden Swift	2016	211,112	58.7	*	61.1	*
Newcastlemax	Golden Gayle	2011	206,565	27.8	*	28.9
Capesize	Golden Feng	2009	169,232	31.3	*	33.0	*
Capesize	Golden Shui	2009	169,333	31.3	*	33.0	*
Capesize	KSL Salvador	2014	180,958	54.9	*	57.3	*
Capesize	KSL San Francisco	2014	181,066	52.2	*	54.4	*
Capesize	KSL Santiago	2014	181,020	54.8	*	57.2	*
Capesize	KSL Santos	2014	181,055	55.2	*	57.6	*
Capesize	KSL Sapporo	2014	180,960	57.3	*	56.4	*
Capesize	KSL Seattle	2014	181,015	57.0	*	56.1	*
Capesize	KSL Singapore	2014	181,062	53.7	*	56.1	*
Capesize	KSL Sydney	2014	181,000	57.5	*	60.1	*
Capesize	KSL Sakura	2015	181,062	52.7	*	54.9	*
Capesize	KSL Seoul	2015	181,010	56.0	*	55.1	*
Capesize	KSL Stockholm	2015	181,055	53.2	*	55.5	*
Capesize	KSL Seville	2015	181,062	55.5	*	54.6	*
Capesize	Golden Kathrine	2015	182,486	56.9	*	55.9	*
Capesize	Golden Aso	2015	182,472	57.8	*	56.8	*
Capesize	Golden Finsbury	2015	182,418	46.9	*	45.2	*
Capesize	Golden Barnet	2016	180,355	46.6	*	48.4	*
Capesize	Golden Bexley	2016	180,209	46.5	*	48.3	*
Capesize	Golden Fulham	2016	182,000	44.7	*	46.5	*
Capesize	Golden Amreen	2015	179,337	36.2		34.1
Capesize	Golden Anastasia	2014	179,189	34.6	*	36.0
Capesize	Golden Behike	2016	180,491	36.5		37.8
Capesize	Golden Houston	2014	181,214	33.6		31.7
Capesize	Golden Kaki	2014	181,214	35.0		36.4
Capesize	Golden Monterrey	2016	180,491	39.0	*	40.5
Capesize	Golden Myrtalia	2011	177,979	22.8	*	23.7

Capesize	Golden Nimbus	2017	180,000	45.3	*	47.0	*
Capesize	Golden Savannah	2017	181,044	55.7	*	57.9	*
Capesize	Golden Surabaya	2017	181,046	55.5	*	57.7	*
Capesize	Golden Cumulus	2018	180,499	46.0	*	47.6	*
Capesize	Golden Cirrus	2018	180,487	45.9	*	47.6	*
Capesize	Golden Incus	2018	180,611	45.8	*	47.5	*
Capesize	Golden Calvus	2018	180,521	45.8	*	47.4	*
Capesize	Golden Arcus	2018	180,478	45.9	*	47.5	*
Panamax	Golden Ice	2008	75,500	12.5	*	13.1	*
Panamax	Golden Opportunity	2008	75,500	12.4	*	13.1	*
Panamax	Golden Saguenay	2008	75,500	12.4	*	13.0	*
Panamax	Golden Strength	2009	75,500	13.8	*	14.5	*
Panamax	Golden Suek	2011	74,849	14.9	*	15.6	*
Panamax	Golden Bull	2012	75,000	15.9	*	16.6	*
Panamax	Golden Brilliant	2013	74,500	17.4	*	18.1	*
Panamax	Golden Diamond	2013	74,500	17.5	*	18.2	*
Panamax	Golden Pearl	2013	74,186	17.4	*	18.2	*
Panamax	Golden Ruby	2014	74,052	19.1	*	19.9	*
Panamax	Golden Sue	2013	84,943	21.5	*	22.5	*
Panamax	Golden Deb	2013	84,943	22.2	*	23.2	*
Panamax	Golden Shea**	2007	76,937	9.5		10.7
Panamax	Golden Kennedy	2015	83,789	22.1		23.0
Panamax	Golden Opal	2017	74,231	20.1	*	20.8	*
Panamax	Golden Amber	2017	74,500	19.3	*	19.9
Panamax	Golden Empress	2010	79,463	14.5	*	14.5
Panamax	Golden Endeavour	2010	79,454	14.4	*	14.5
Panamax	Golden Endurer	2011	79,474	14.6	*	15.2
Panamax	Golden Enterprise	2011	79,463	14.6	*	15.2
Panamax	Golden Daisy	2012	81,507	17.2	*	17.8
Panamax	Golden Ginger	2012	81,487	17.1	*	17.8
Panamax	Golden Rose	2012	81,585	17.1	*	17.8
Panamax	Golden Jake	2011	81,827	16.0		16.8
Panamax	Golden Arion	2011	82,188	16.0		16.8
Panamax	Golden Ioanari	2011	81,827	15.5		16.2
Panamax	Golden Keen	2012	81,586	17.1		17.8
Ultramax	Golden Cecilie	2015	60,263	21.3	*	22.2
Ultramax	Golden Cathrine	2015	60,000	21.3	*	22.2
				2,276.2		2,339.8
*Indicates vessels for which we believe, as of December 31, 2020 and/or 2019, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2020 and 2019 aggregate basic charter-free market value by approximately $589.5 million and $386.6 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2020 and 2019, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet exceeds the aggregate basic charter-free market value by approximately $581.6 million as of December 31, 2020 (December 31, 2019: $324 million).
**Reflected as held for sale in the consolidated balance sheet.

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

We derive our earnings from time charters, voyage charters and revenue sharing arrangements. As of December 31, 2020, 52 of our 78 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short term time charters of less than a year. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

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

Year ended December 31, 2020 compared with year ended December 31, 2019

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

(in thousands of $)	2020	2019	Change
Time charter revenues	235,673	299,946	(64,273)
Voyage charter revenues	370,130	404,184	(34,054)
Other revenues	2,140	1,669	471
Total operating revenues	607,943	705,799	(97,856)

Time charter revenues decreased by $64.3 million in 2020 compared with 2019, primarily due to:

•a decrease of $61.8 million primarily reflecting the decline in the dry bulk market which resulted in lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both of these periods.
•a decrease of $9.2 million due to redelivery of the Golden Eclipse in April 2020, whereas in the twelve months ended December 31, 2019, the vessel was in our fleet for the entire duration of the period.

This was partially offset by:

•an increase of $6.6 million attributable to a decrease in amortization of favorable charter party contracts during the period.
•an increase of $0.1 million primarily attributable to an increase of short-term chartered-in vessels that traded on time charters during the period.

Voyage charter revenues decreased by $34.1 million in 2020 compared with 2019, primarily due to:

•a decrease of $18.4 million following a decrease in average freight rates for our owned and leased vessels trading on voyage charter in 2020 compared with 2019, and
•a decrease of $28.3 million attributable to a decrease in freight rates of short-term chartered-in vessels that traded on voyage charters during the period.

This was partially offset by increase of $12.6 million relating to a full year of revenue for Vitus Bering and Admiral Schmidt in 2020 as opposed to only several months in 2019.

Other revenues increased by $0.5 million in 2020 compared with 2019 primarily attributable to an increase in commercial management services.

Other operating income (expenses), net

(in thousands of $)	2020	2019	Change
Other operating income (expenses), net	2,965	(1,170)	4,135

The amount under Other operating income (expenses), net is the settlement amount with CCL related to the difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer. The increase in other operating income (expenses) is primarily related to an increase in net income in 2020 compared with 2019 from CCL under our revenue sharing agreement.

Voyage expenses and commission

(in thousands of $)	2020	2019	Change
Voyage expenses and commission	194,544	185,088	9,456

Voyage expenses and commission increased by $9.5 million in 2020 compared with 2019.

An increase of $7.4 million was attributable to vessels that were in our fleet through the duration of both periods and was driven by:
•an increase of $5.0 million in bunker expenses primarily due to amortization of 2019 capitalized bunker expenses which was higher than 2020 capitalized bunker expenses;
•an increase of $4.6 million in port expenses primarily due to higher average cost per port call in 2020 compared with 2019 resulting from port restrictions related to COVID-19, and
•an increase of $1.0 million in other voyage income, offset by
•a decrease of $3.2 million in commission and brokerage.

An increase of $4.8 million was attributable to fleet composition. Vitus Bering and Admiral Schmidt were chartered in on long-term charters for the full year in 2020 as opposed to only several months during 2019, and contributed to increase as follows:

•an increase of $3.2 million in bunker expenses,
•an increase of $1.3 million in port expenses, and
•an increase of $0.3 million in commission and brokerage

This was partially offset by a decrease of $2.7 million regarding short-term chartered-in vessels trading on voyage charters in the period and was driven by:

•a decrease of $1.1 million in bunker expenses,
•a decrease of $1.4 million in port expenses, and
•a decrease of $0.2 million in commission and brokerage

Ship operating expenses

(in thousands of $)	2020	2019	Change
Ship operating expenses	191,235	193,138	(1,903)

Ship operating expenses decreased by $1.9 million in 2020 compared with 2019 primarily due to:

•a decrease of $3.7 million related to running ship operating expenses, as a result of decrease in spares expenditures
•a decrease of $0.9 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charter during the 12 months ended December 31, 2020,
•a decrease of $0.2 million attributable to various owner related expenses.

The decrease was partially offset by an increase of $2.9 million in dry docking expenses due to more vessels being dry docked in 2020.

Charter hire expenses

(in thousands of $)	2020	2019	Change
Charter hire expenses	66,812	117,779	(50,967)

Charter hire expenses decreased by $51.0 million in 2020 compared with 2019 primarily due to:

•a decrease of $26.4 million as a result of a reclassification of charter hire expenses for seven vessels chartered in from SFL. In December 2019, leases for these vessels were reclassified from operating leases to finance leases, and as a result, lease expense for these vessels was not presented under charter hire expenses in the 12 months ended December 31, 2020, but instead accounted for under depreciation and interest expense,
•a decrease of $25.9 million attributable to lower rates for short-term charter-in activity from third parties, and
•a decrease of $0.8 million due to lower charter hire expense for KSL China.

This was partially offset by:

•an increase of $1.3 million incurred for the Admiral Schmidt and the Vitus Bering, vessels which were chartered in for a three-year period, and
•an increase of $0.8 million related to the Golden Hawk lease.

Administrative expenses

(in thousands of $)	2020	2019	Change
Administrative expenses	13,722	14,123	(401)

Administrative expenses decreased by $0.4 million in 2020 as compared to 2019 due to lower personnel related expenses.

Impairment loss on vessels

(in thousands of $)	2020	2019	Change
Impairment loss on vessels	721	—	721

In the fourth quarter of 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million, and we recognized a $0.7 million impairment loss in connection with the sale. No impairments have been recorded in 2019.

Impairment loss on right of use assets

(in thousands of $)	2020	2019	Change
Impairment loss on vessels	94,233	—	94,233

In the first quarter of 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases relating to Admiral Schmidt, Vitus Bering, KSL China and Golden Hawk. In addition, we recorded $70.0 million in impairment of right of use assets related to seven SFL vessels for finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets as of March 31, 2020 following an impairment review that was triggered by the negative market developments in the first quarter of 2020.

Depreciation

(in thousands of $)	2020	2019	Change
Depreciation	111,303	93,845	17,458

Depreciation expenses increased by $17.5 million in 2020 as compared to 2019, primarily due to:

•an increase of $16.7 million attributable to a full year of depreciation on finance leases for vessels chartered in from SFL and that was reclassified from operating leases to finance leases with effect from January 1, 2020, and
•an increase of $1.4 million related to vessels that have installed ballast water treatment system and/or scrubber during 2020.

This was partially offset by a decrease in depreciation expense of $0.6 million due to redelivery of the Golden Eclipse in April 2020, whereas in 2019 the vessel was in our fleet for the entire duration of the period.

Interest income

(in thousands of $)	2020	2019	Change
Interest income	1,193	4,434	(3,241)

Interest income decreased by $3.2 million in 2020 compared with 2019 primarily due to a decrease in the credit interest rate level, both for the cash held on time deposit and the cash held in our bank accounts.

Interest expense

(in thousands of $)	2020	2019	Change
Interest on floating rate debt	35,312	55,570	(20,258)
Interest on fixed rate debt	—	430	(430)
Finance lease interest expense	9,362	300	9,062
Commitment fees	25	351	(326)
Amortization of fair value adjustment of the convertible bond	—	813	(813)
Amortization of deferred charges	2,778	2,083	695
Related party interest expense	—	—	—
	47,477	59,547	(12,070)

Interest expense decreased by $12.1 million in 2020 compared with 2019, primarily due to:

•a decrease of $20.3 million attributable to lower interest on our floating debt primarily due to a decrease in LIBOR rates, with the average 3-month LIBOR rates decreasing from 2.33% in 2019 to 0.65% in 2020,
•a decrease of $0.8 million due to amortization of the fair value adjustment and a decrease of $0.4 million of fixed rate interest debt following full repayment of the Convertible Bond at maturity in January 2019,
•a decrease of $0.3 million in commitment fees during 2020, and
•a decrease of $0.3 million in finance lease interest expense for Golden Eclipse due to redelivery of the vessel in April 2020.

These factors were partially offset by:

•an increase of $9.4 million in finance lease interest expense following a reclassification of seven SFL vessels from operating leases to finance leases effective December 2019, and as a result, lease expense for these vessels is no longer presented under charter hire expense, but instead accounted for under depreciation and interest expense, and
•an increase of $0.7 million in amortization of deferred charges as a result of increased debt issuance costs related to the refinancing of the $425.0 million loan facility in November 2020.

Equity results of associated companies

(in thousands of $)	2020	2019	Change
Equity results of associated companies	(3,710)	505	(4,215)

Equity results of associated companies decreased by $4.2 million in 2020 compared to 2019 primarily due to a loss of $4.2 million from our investments in SwissMarine Pte. Ltd. ("SwissMarine"), formerly known as Singapore Marine Pte Ltd. ("Singapore Marine") and a $0.4 million gain from our investments in TFG Marine Pte Ltd ("TFG Marine"), the bunkering joint venture with Trafigura Pte Ltd ("Trafigura") and Frontline. We acquired a 10% ownership interest in TFG Marine in January 2020.

Gain from disposal of associated companies

(in thousands of $)	2020	2019	Change
Gain from disposal of associated companies	2,570	—	2,570

Gain from disposal of associated companies increased by $2.6 million in 2020 compared to 2019 due to the sale of SeaTeam Management Pte. Ltd. ("SeaTeam"), in October 2020 where our ownership of 22.19% was divested.

Gain (loss) on derivatives

(in thousands of $)	2020	2019	Change
Gain (loss) on derivatives	(17,450)	(9,960)	(7,490)

The loss on derivatives increased by $7.5 million in 2020 compared with 2019 primarily due to a negative development in the fair value of our USD denominated interest rate swaps and bunker derivatives of $13.9 million and $1.7 million, respectively. This was partially offset by increased gains from our foreign currency derivatives and forward freight derivatives of $0.4 million and $7.8 million, respectively.

Gain (loss) on marketable equity securities

(in thousands of $)	2020	2019	Change
Gain (loss) on marketable equity securities	(10,177)	1,828	(12,005)

The loss on marketable equity securities in 2020 relates to our investment in Eneti Inc, a company engaged in marine based renewable energy. Eneti Inc was, until February 2021, named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc is listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized in the Consolidated Statements of Operations.

Other financial items

(in thousands of $)	2020	2019	Change
Other financial items	(825)	(490)	(335)

The loss in other financial items increased by $0.3 million in 2020 compared with 2019 primarily due to an increase in other financial charges of $1.1 million. This was partially offset by a decrease in foreign exchange losses of $0.8 million.

For the discussion of our operating results in 2019 compared with 2018, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 12, 2020.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of ballast water treatment systems on certain of our vessels, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to "Note 12, Cash, cash equivalents and restricted cash" for a description of our covenant requirements. From April 1, 2020, cash required to be maintained by the financial covenants in our loan facilities is no longer recorded as restricted cash, but as cash and cash equivalents. We have adjusted for this change in previous periods, and as such restricted cash balances of $22.0 million and

$10.2 million described below do not include covenanted cash. This change was made to align our accounting principles with how many other shipping companies present their cash balances. For further information, please refer to "Note 2, Summary of Significant Accounting Policies".

As of December 31, 2020 and 2019, we had cash and cash equivalents of $153.1 million. In addition, as of December 31, 2020 and 2019, we had total restricted cash balances of $22.0 million and $10.2 million, respectively, primarily comprising of collateral deposits for derivative trading. As of December 31, 2020, cash and cash equivalents included cash balances of $59.8 million (December 2019: $64.1 million), which are required to be maintained by the financial covenants in our loan facilities.

The Company’s Board of Directors decided not to pay a dividend for any of the quarters in 2020. The Board of Directors remains committed to returning value to its shareholders through dividends. While the amount and timing of any future dividend payments will be based on our results, investment opportunities and the prevailing market conditions, it is our intent to distribute a significant portion of our earnings in line with our current strong market expectations.

As of December 31, 2020, we had no material firm capital commitments.

Other significant transactions subsequent to December 31, 2020, impacting our cash flows include the following:

•In December 2020, we entered into an agreement to sell the Golden Shea. The vessel is expected to be delivered to its new owners by the end of March 2021, and the net cash flow from the transaction is approximately $4.1 million, out of which $1.4 million has been received in 2020 as a deposit and $2.7 million is expected to be recognized during the first quarter of 2021.
•In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel is expected to be delivered to its new owners in the second quarter of 2021, and the estimated total net cash flow from the sale is expected to be approximately $2.9 million after repayment of long-term debt relating to Golden Saguenay.
•On February 16, 2021, we repaid the outstanding balance of $50.0 million on the revolving credit facility under $304.0 loan facility.
•In February 2021, we entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The transaction will be financed by $338 million in new equity capital. The vessels will be acquired from affiliates of Hemen, the Company's largest shareholder. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price, with an 18-month tenor. The loan will bear an interest rate of LIBOR plus a margin of 2.35% and shall be repaid in accordance with a 17-year linear repayment profile. The loan facility is contemplated to be refinanced on favorable terms in the international debt market after completion of the transaction. Hemen subscribed for 27,103,773 new shares, equivalent to $169 million. Following issuance of the shares, the Company will have 198,480,244 issued common shares each having a par value of $0.05.
•In February 2021, we completed a Private Placement, which raised gross proceeds to the Company of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share.

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

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2020	2019	2018
Net cash provided by operating activities	140,640	158,431	186,546
Net cash used in investing activities	(19,151)	(73,050)	(141,195)
Net cash used in financing activities	(109,631)	(294,742)	(44,730)
Net change in cash, cash equivalents and restricted cash	11,858	(209,361)	621
Cash, cash equivalents and restricted cash at beginning of period	163,244	372,605	371,984
Cash, cash equivalents and restricted cash at end of period	175,102	163,244	372,605

Net cash provided by operating activities

We have significant exposure to the spot market as on average only 9.5 of our 78 owned and leased vessels traded on long term fixed rate time charter contracts during 2020. At the date of this report we have seven vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into FFAs, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2020. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2020, compared with the actual rates achieved during 2020, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2020 was $140.6 million compared with $158.4 million and $186.5 million in the year ended December 31, 2019 and December 31, 2018, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR, (v) the number of vessels dry docking in a period and (vi) change in other operating items.

The decrease in net cash provided by operating activities of $17.8 million in the year ended December 31, 2020 compared with the year ended December 31, 2019 was primarily driven by (i) impact by overall market conditions as reflected by reduced TCE income of $81.2 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $1.5 million negative result related to our fleet composition, primarily due to a redelivery of Eclipse, and change in short-term trading activity, (iii) net positive effect of $37.8 million from change in operating assets and liabilities, (iv) positive effect of $20.3 million as a result of reduced net interest costs, (v) a decrease of $2.9 million related to more vessels being dry docked in 2019 and (vi) a negative change of $9.9 million in other operating items.

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

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $13,039 per day for our scrubber/non-scrubber Capesize vessels and (ii) approximately $8,553 per day for our Panamax vessels. As of March 17, 2021, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $16,800 per day, scrubber fitted Capesize vessels approximately $19,800 per day and non-scrubber fitted Panamax vessels approximately $15,800 per day.

Net cash used in investing activities

Net cash used in investing activities was $19.2 million in 2020 and comprised primarily:

•payments of approximately $25.3 million related to installation of scrubbers and ballast water treatment systems on certain of our vessels, and
•payment of $1.0 million shareholder loan to TFG Marine

This was partially offset by the following:
•a repayment of a $5.4 million shareholder loan from SwissMarine, and
•partial proceeds from sale of SeaTeam of $1.7 million

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

Net cash related to financing activities

Net cash used in financing activities in 2020 was $109.6 million and was primarily a result of debt repayments of $390.1 million. This amount included the repayment of the outstanding debt under our non-recourse $425.0 million loan facility which was refinanced with the new $304.0 million loan facility. Ordinary installments paid under our loan facilities were $86.1 million. In 2020, we made dividend distributions of $7.2 million, finance lease repayments of $49.0 million and paid debt fees of $3.0 million.

This was partially offset by:
•a drawdown of $304.0 million relating to new $304 million term loan and revolving credit facility,
•a drawdown of the remaining available $18.0 million under the scrubber tranches of our $420.0 million loan facility, and
•scrubber related financing received from SFL of $17.5 million

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

Borrowing Activities

In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This new loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels.

$304.0 million term loan and revolving credit facility
The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest rate of LIBOR plus a margin of 2.35%. All tranches under the term loan facility mature in November 2025, with a balloon payment of in total $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. Revolving credit facility of $50.0 million is non-amortizing with the maturity date in November 2025. Commitment fee of 0.94% is payable on any undrawn part of revolving credit facility.

As of December 31, 2020, $304.0 million was outstanding under this facility and there were no available undrawn amounts.

$93.75 million and $131.79 million loan facilities
In May 2019, we entered into two credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. ("Quintana") in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million.

$93.75 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2020, $6.6 million (2019: $3.3 million) was repaid and there was no available undrawn amount.

$131.79 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $75.6 million. During 2020, $11.8 million (2019: $5.9 million) was repaid and there was no available undrawn amount.

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $93.8 million. During 2020, $13.0 million (2019: nil) was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $65.1 million. During 2020, $8.1 million (2019: $8.1 million) was repaid and there was no available, undrawn amount.

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

During 2020, $28.1 million (2019: $20.6 million) was repaid and we drew down $18 million related to our financing of six scrubber installations (2019: $9 million for three installations). As of December 31, 2020, $310.0 million (2019: $320.2 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 (2019: 14) of our Capesize vessels.

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

In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million (2019: $24.7 million) was repaid.

See Note 21 to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

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

With regards to free cash, we have covenanted to retain at least $59.8 million of cash and cash equivalents as at December 31, 2020 (December 31, 2019: $64.1 million) and in accordance with our updated accounting policy this is classified under cash and cash equivalents. Please refer to "Note 2, Summary of Significant Accounting Policies" for description of changes made to our accounting policy. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2020, we were in compliance with all of the financial and other covenants contained in our loan agreements.

Equity Issuances

In 2018, we issued 75,000 shares in relation to our 2016 Share Option Plan and received proceeds of $0.3 million.

In February 2021, we completed a Private Placement, which raised gross proceeds to the Company of NOK 2,873 million, or approximately $338 million through the issuance of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Hemen subscribed for 27,103,773 new shares, equivalent to $169 million. Following issuance of the shares, the Company will have 198,480,244 issued common shares each having a par value of $0.05.

See Note 25 to the audited Consolidated Financial Statements included herein for additional details of share issuances in exchange for vessel acquisitions.

Subsequent and Other Events

In January 2021, we settled the exercise of 100,000 share options by distributing the same amount of treasury shares.

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel is expected to be delivered to its new owners in the second quarter of 2021 and the total estimated net cash flow from the transaction is expected to be approximately $2.9 million, after repayment of long-term debt relating to Golden Saguenay. We expect to record a loss of approximately $4.2 million from the sale in the first quarter of 2021.

In, 2021, we repaid the outstanding balance of $50.0 million on the $50 million revolving credit facility under $304.0 loan facility.

In February 2021, we entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The transaction will be partly financed by $338 million in equity capital. The vessels will be acquired from affiliates of Hemen, our largest shareholder and a related party. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price, with an 18-month tenor. The loan will bear an interest rate of LIBOR plus a margin of 2.35% and shall be repaid in accordance with a 17-year linear repayment profile. The loan facility is contemplated to be refinanced on favorable terms in the international debt market after completion of the transaction.

Notwithstanding the foregoing, the closing of the acquisition is subject to customary conditions to closing and entry into final binding loan agreements and other documentation, substantially in accordance with the terms contained in the Heads of Agreement.

In March 2021, we settled the exercise of 70,000 share options by distributing the same amount of treasury shares.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market conditions were highly volatile in 2020, based on data reported from the Baltic Exchange, reflecting the impact of the COVID-19 pandemic on global economic growth and trade. Freight rates declined sharply when the central government of China imposed a lockdown in Wuhan and other cities in Hubei province in late January 2020 in response to the rapid spread of COVID-19. Nearly overnight, the world’s second largest economy and a primary driver of dry bulk demand ground dramatically decreased economic activity. As COVID-19 spread, local and national governments around the world began to implement “shelter in place” restrictions towards the end of the first quarter of 2020, further impacting demand for most major bulks as manufacturing activity slowed at an unprecedented pace. Additionally, commodity producers were caused to curtail production due to the same restrictions as well as various supply chain delays. Freight rates remained subdued until the end of June 2020, when they staged a remarkable recovery led be the reopening of the Chinese economy.

According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize vessel were $13,073 per day for 2020 compared with $18,025 per day for 2019. For a Panamax vessel, average earnings for 2020 were $9,923 per day compared with $12,429 per day in 2019, and for a Supramax vessel average earnings were $8,189 per day in 2020 compared with $9,948 per day in 2019. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 83.7% in 2020, a decline from 85.3% in 2019 due to the contraction in demand caused by the COVID-19 pandemic. Global fleet utilization in the first half of the 2020 was 80.8%, compared to 86.7% in the second half of the year, highlighting the rapid recovery in dry bulk market conditions.

Global steel production declined slightly by 0.9% in 2020. Growth in Chinese steel production growth of 5.7% was offset by a steep 8.2% decline in production from the rest of the world. Steel production in China, which declined sharply in January and February of 2020 rebounding sharply, increasing in six consecutive months to reach record high levels in August of 2020. This increase in steel production was driven by a resumption in industrial activity backed by unprecedented fiscal stimulus from the Chinese government. As a result, China’s share of global steel production continued to increase, reaching a level equal to 6.5% of total global production. In April of 2020, monthly steel production outside of China dropped to levels last seen in 2009, before recovering to normalized levels as the year progressed.

Seaborne iron ore volumes were similarly impacted by the COVID-19 pandemic, declining significantly in the first half of the year before recovering to record levels by the third quarter of 2020, driven by a sharp increase demand from China. Notably, iron ore exports from Brazil to China reached record levels in the fourth quarter of 2020 and increased by 2.7% for the full year compared to 2019. This was an important driver of the recovery in freight rates in the period. As iron ore is primarily transported on Capesize vessels, the impact was material in this segment and similar to the impact of the rapid increase in exports from Brazil at the start of the second half of 2019. Imports of Australian iron ore into China increased by 7.3% in 2020 compared to 2019.

Transported volumes of coal globally declined by 7.0% in 2020 compared with 2019. An annual increase of 5.7% to China was not sufficient to offset significant declines in imports to other regions, most notably India and Europe, which saw imports decline by 20.2% and 29.1%, respectively, in 2020 compared to 2019. Coking coal imports declined by 7.8% in 2020 compared to the prior year, reflecting the sharp decrease in industrial activity caused by the COVID-19 pandemic. Thermal coal volumes declined by 6.8% due to a combination of seasonal factors and logistical restrictions brought about by the pandemic. Chinese electricity production increased by 4.0% in 2020 compared to 2019. Thermal energy has a strong and consistent position in the Chinese electricity mix, and electricity from thermal coal power plants accounted for 71% of total Chinese electricity production in 2020 compared to 72% in 2019.

Transportation of agribulks was resilient and seemingly unaffected by the COVID-19 pandemic. Total transported volumes of agribulks grew by approximately 6.0% year-over-year in 2020. Volumes increased in each quarter of 2020 compared to the same quarter in 2019, and transported volumes reached record levels in the second quarter of 2020 and again in the fourth quarter of 2020. The increase was driven by record levels of U.S. soybean exports, which increased by 25.5% compared to 2019. Notably, the increase did not come at the expense of Brazilian exports, which grew by 4.0%.

According to industry sources, 15.4 million dwt in total was scrapped during 2020, which represents 1.8% of the fleet at the start of the year and almost double the level of scrapping in 2019. Scrapping activity was elevated throughout the course of the year, despite work interruptions at scrap yards caused by the COVID-19 pandemic that curtailed activity in the second quarter of 2020 and despite the rapid rise in freight rates that occurred towards the end of the same quarter. Importantly, the emergence of the COVID-19 pandemic was not the sole cause of elevated vessel scrapping as it coincided with the implementation of low sulfur fuel regulations that reduce the economic viability of older, less fuel-efficient vessels. These new regulations also contributed to an increase in scrapping in the fourth quarter of 2019 and will likely affect the willingness of owners of older and more inefficient vessels to continue to operate their vessels should rates decline to unprofitable levels.

The global fleet of dry bulk vessels amounted to 879.0 million dwt at the end of 2020 compared with 845.4 million dwt at the end of 2019. Total deliveries of newbuildings amounted to 48.8 million dwt in 2020, which is equivalent to 5.8% fleet growth from the start of the year. As of the end of 2020, the total orderbook was approximately 5.9% of the capacity on the water. Vessels scheduled for delivery in 2021 is estimated to be 4.2% of the sailing fleet. A portion of these vessels were expected to be delivered in 2020, but had their deliveries delayed as shipyards and related supply chains suffered interruptions to normal operations due to travel restrictions and other factors brought about by the COVID-19 pandemic. Fleet growth is expected to decline significantly to 2.0% in 2022.

Asset prices for Capesize and Panamax vessels decreased in 2020 compared to 2019. According to Clarksons Research, values for modern vessels decreased by between 5% and 6%, while prices for older, less fuel-efficient vessels declined more sharply. Owners continue to place a premium on modern vessels due to the actual and the expected impact of the new sulfur limits on fuel prices. The second-hand market was less active than the prior year due in part to logistical limitations on vessel inspections caused by the COVID-19 pandemic. Newbuilding prices declined over the course of 2020 as shipyards lowered prices to incentivize new ordering. Notably, newbuilding order decrease by 48.5% in 2020, reaching the lowest level of new ordering since 2016 and marking the third consecutive year of declining newbuilding ordering.

E. OFF-BALANCE SHEET ARRANGEMENTS

We are not subject to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

At December 31, 2020, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt	1,054,024	87,831	396,778	569,415	—
Operating lease obligations [1]	42,037	16,783	13,065	5,224	6,965
Finance lease obligations [2]	151,206	23,475	40,142	38,430	49,159
Ballast water treatment system commitments [3]	557	557	—	—	—
Interest on floating rate debt [4]	85,552	25,751	42,203	17,598	—
Interest on operating lease obligations[1]	5,879	1,927	2,010	1,243	699
Interest on finance lease obligations[2]	35,237	8,764	13,403	8,674	4,396
Total contractual cash obligations	1,374,492	165,088	507,601	640,584	61,219

1.As of December 31, 2020, we had four vessels under operating leases, one of which was with SFL and three with unrelated third parties. The operating lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessel together with the seven finance leased vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Notes 11 and 27 to our audited Consolidated Financial Statements included herein.

2.As of December 31, 2020, we held seven vessels under finance leases from SFL which were modified in December 2019. As a result of the modification, these leases were re-classifed from operating leases to finance leases. The finance lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessels together with the one operating leased vessel en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Notes 10 and 27 to our audited Consolidated Financial Statements included herein.

3.As of December 31, 2020, we had firm commitments to install ballast water treatment systems with an estimated financial commitment, excluding installation costs, of $0.3 million and €0.2 million.

4.Interest on floating rate debt was calculated using the three-month USD LIBOR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2020.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	71	Director, Chairman
John Fredriksen	76	Director
Tor Svelland	53	Director
Bjørn Tore Larsen	53	Director
James O'Shaughnessy	57	Director and Audit Committee Chairman
Ulrik Uhrenfeldt Andersen	42	Chief Executive Officer of Golden Ocean Management AS
Peder Simonsen	46	Chief Financial Officer of Golden Ocean Management AS
Lars-Christian Svensen	35	Chief Commercial Officer of Golden Ocean Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer from May 2010 to March 2015. He is also a director of Frontline Ltd, Flex LNG Ltd and Erik Thun AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director on the Board following the completion of the Merger. Mr. Fredriksen is the Chairman, President and a director of Frontline. Mr. Fredriksen has established trusts for the benefit of his immediate family that indirectly control Hemen.

Tor Svelland was appointed a director of the Board in August 2020. Tor Svelland is the Founder and CEO of Svelland Capital. Mr. Svelland has 30 years’ experience trading commodities, equities and freight derivatives. Prior Svelland Capital, Mr. Svelland was the Desk Manager of the dry cargo freight desk, at Trafigura in Geneva, where he was responsible for all physical commodity, commodity derivative and commodity/freight-related-equity trading. 2010 to 2014, Mr. Svelland was the Executive Director of the Oil Desk at Goldman Sachs in London, trading oil and was responsible for the global freight book. Between 2005 and 2010, Tor was Head of Commodities and Head of Freight Derivatives at Carnegie and Pareto in Oslo. From 1989 to 2005, Mr. Svelland held various positions within commodity and freight markets across shipping merchants, brokers and charterers, in Athens and Oslo.

Bjørn Tore Larsen was appointed a director of the Board in March 2021. Mr. Larsen is currently the Chairman of the OSM Maritime Group, a world-leading ship management company which he founded in 1989. Mr. Larsen is also the Chairman of ADS Maritime Holdings Plc a shipping investment company established in 2018 and listed on the Euronext Growth Oslo Stock Exchange. Mr. Larsen also chairs OSM Aviation, a service provider to the airline industry launched in 2013.

James O'Shaughnessy was appointed a director of the Board on September 21, 2018. Mr. O’Shaughnessy served as Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March, 2012. Prior to that Mr. O’Shaughnessy has amongst other served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland in 1985 and is both a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK.Mr. O'Shaughnessy earned a Master's Degree in Accounting from University College Dublin. Mr. O’Shaughnessy is an Irish, British and Bermudan citizen, residing in Bermuda.

Ulrik Uhrenfeldt Andersen has served as Chief Executive Officer of Golden Ocean Management since April 2020. Prior to joining Golden Ocean, Mr. Andersen held various position in the shipping industry of which the most recent include CEO of Avance Gas, Head of Shipping in Petredec and Managing Director for Neu Gas Shipping. He holds an M. Sc. from Copenhagen Business School and a B. Sc. in Shipping form the Institute of Chartered Shipbrokers.

Peder Simonsen has served as Chief Financial Officer of Golden Ocean Management AS since September 2020.
Peder Simonsen was, prior to joining Golden Ocean, the Chief Financial Officer and Interim Chief Executive Officer of Avance Gas AS. Before that he was First Vice President at Nordea Bank Norge ASA, where we worked with numerous large shipping and offshore companies. Mr Simonsen holds a B.A. (Hons) in Business Administration from the University of Stirling and a Master of Business degree (Norwegian: Siviløkonom).

Lars-Christian Svensen has served as Chief Commercial Officer of Golden Ocean Management AS since December 2020. Prior to joining Golden Ocean, Mr Svensen held various roles within Western Bulk including the Senior Vice President role in

Norway and President for the company’s USA trading activities in Seattle. Prior to that he was working for Petredec as a downstream analyst and Cmarine shipbrokers as a tanker broker in Singapore. He holds a shipping degree from Merkantilt Institutt of Norway.

B.  COMPENSATION

During the year ended December 31, 2020, we paid aggregate cash compensation of approximately $2.1 million and an aggregate amount of approximately $52 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.3 million in respect to options granted to our executive officers throughout 2020. Current average exercise price is $5.48 per option at the date of this annual report.

See Note 26 to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Share Option Plan (the "2016 Plan"), which permits share options to be granted to directors, officers and employees of the Company and its subsidiaries.

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

We have established an audit committee comprising of Mr. O'Shaughnessy. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. Mr. O'Shaughnessy is the Audit Committee Financial Expert.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

Board practices and exemptions from the NASDAQ corporate governance rules

As a foreign private issuer, we are exempt from certain requirements of the NASDAQ that are applicable to U.S. domestic companies because we follow our home country (Bermuda) practice, which is permitted under the NASDAQ corporate governance rules. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NASDAQ, please see "Item 16G. Corporate Governance" of this annual report.

D.  EMPLOYEES

As of December 31, 2020, we employed 38 people in our offices in Oslo and Singapore. We contract with independent ship managers to technically manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 18, 2021, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
John Fredriksen (2)	—	—
Tor Svelland	—	—
Bjørn Tore Larsen	—	—
James O'Shaughnessy	—	—
Ulrik Uhrenfeldt Andersen	—	—
Peder Simonsen	500	(1)
Lars-Christian Svensen	—	—

1.Less than 1%.
2.Hemen may be deemed to beneficially own 78,825,782 of our common shares. In addition, Hemen holds TRS agreements with underlying exposure to 4,905,000 of our common shares. See "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders" below. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such common shares. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Plan as of March 18, 2021, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Ulrik Uhrenfeldt Andersen	550,000	—	$5.24	April 2025
Peder Simonsen	275,000	—	$5.65	September 2025
Lars-Christian Svensen	275,000	—	$5.79	November 2025

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 18, 2021 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	78,825,782	39.9%

(1) Hemen may be deemed to beneficially own 1,270,657 of our common shares beneficially owned by Frontline. The Frontline shares are included in the 78,825,782 shares that Hemen may be deemed to beneficially own. In addition, Hemen holds TRS agreements with underlying exposure to 4,905,000 of our common shares. Hemen, a Cyprus holding company, is indirectly controlled by trusts established by Mr. Fredriksen, for the benefit of his immediate family. Mr. Fredriksen disclaims beneficial ownership of the common shares held by Hemen, except to the extent of his voting and dispositive interest in such shares of common stock. Mr. Fredriksen has no pecuniary interest in the shares held by Hemen.

(2) Percentage amount based on 197,705,244 which is 198,480,244 issued common shares, adjusted for 775,000 treasury shares as of March 18, 2021.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As at the date of this Annual Report, the Company had 197,705,244 common shares outstanding, which includes an adjustment of 775,000 treasury shares. Our common shares have been quoted on the NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

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

Notice Requirements. The Amended and Restated Bye-Laws provide that we must give not less than five (5) days' notice before any annual or special general meeting.

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

C.  MATERIAL CONTRACTS

Attached as exhibits to this Annual Report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Subsequent and Other Events” and “Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Equity Issuances.” Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

D.  EXCHANGE CONTROLS

The Bermuda Monetary Authority (the "BMA"), must give permission for all issuances and transfers of securities of a Bermuda exempted company like ours, unless the proposed transaction is exempted by the BMA's written general permissions. We have received general permission from the BMA to issue any unissued common shares and for the free transferability of our common shares as long as our common shares are listed on an "appointed stock exchange". Our common shares are listed on the

NASDAQ, which is an "appointed stock exchange". Our common shares may therefore be freely transferred among persons who are residents and non-residents of Bermuda.

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

Based upon our current and anticipated shipping operations, our vessels will operate in various parts of the world, including to or from United States ports. Unless exempt from United States federal income taxation under Section 883 of the Code ("Section 883"), we will be subject to United States federal income taxation, in the manner discussed below, to the extent our shipping income is considered derived from sources within the United States.

Application of Section 883

Under the relevant provisions of Section 883, we will be exempt from United States federal income taxation on its United States source shipping income if:

•.We are organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which is referred to herein as the "country of organization requirement"; and
•.We can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:
•Our stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country (such as NASDAQ, on which our common shares trade), which is referred to herein to as the "Publicly-Traded Test"; or
•more than 50% of our stock, in terms of value, is beneficially owned by one or more "qualified shareholders" which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

For our 2020 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were "primarily and regularly" traded on the NASDAQ, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2020 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
Under the Treasury Regulations, stock of a corporation will be considered to be "primarily traded" on an established securities market in a country (such as NASDAQ) if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our common shares are primarily traded on the NASDAQ Global Select Market for purposes of the “primarily traded” test.
Under the Treasury Regulations, stock of a corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our common shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the NASDAQ, we will satisfy the listing requirement.
It is further required that, with respect to each class of stock relied upon to meet the listing threshold, (i) such class of stock is traded on the market, other than in de minimis quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the foregoing trading frequency and trading volume tests. Even if this were not the case, the

Treasury Regulations provide that the foregoing trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common shares, such class of stock is traded on an established securities market in the United States, such as the NASDAQ, and such stock is regularly quoted by dealers making a market in such stock.
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
For purposes of determining the persons that own 5% or more of our common shares (“5% Shareholders”), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2020 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own , directly or constructively, 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the "base erosion and anti-avoidance" tax, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares that are listed on the NASDAQ as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

Dividends paid on common shares to a United States Holder which is an individual, trust or estate (a "United States Non-Corporate Holder") will generally be treated as "qualified dividend income" that is taxable to such shareholder at preferential United States federal income tax rates provided that (1) common shares are readily tradable on an established securities market in the United States (such as the NASDAQ on which the common shares are listed); (2) we are not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been since the beginning of our 2004 taxable year, or will be); (3) the United States Non-Corporate Holder has owned common shares for more than 60 days in the 121-day period beginning 60 days before the date on which the common shares become ex-dividend; and (4) certain other requirements are met. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary income to a United States Holder.

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

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC with respect to a United States Holder if, for any taxable year in which such holder held our common shares, either;

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

Although there is no direct legal authority under the PFIC rules, we believe that there is substantial legal authority supporting our position consisting of case law and the IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, in the absence of any legal authority specifically relating to the Code provisions governing PFICs, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in such a manner as to avoid being classified as a PFIC with respect to any taxable year, there can be no assurance that the nature of our operations will not change in the future.

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

Our variable rate borrowings as of December 31, 2020, net of the amount subject to interest rate swap agreements, amounted to $1,045.5 million compared to $1,113.9 million as of December 31, 2019 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2020, the floating rate on a notional principal amount of $500 million (December 31, 2019: $500 million) was swapped to fixed rate.

As at December 31, 2020 and 2019, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2020	2019
Interest rate swaps - asset positions	—	1,569
Interest rate swaps - liability positions	27,558	9,259

As at December 31, 2020 and 2019, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.74% and 1.98%, respectively.

During 2020, we recorded a net loss on interest rate swaps of $24.9 million in the consolidated statements of operations, which resulted from realized loss (interest expense) of $5.0 million in addition to unrealized loss of $19.9 million (change in the fair value). During 2019, we recorded a net loss on interest rate swaps of $10.9 million in the consolidated statement of operations, which resulted from realized gain (interest expense) of $2.2 million offset by unrealized loss of $13.1 million (change in the fair value).

As at December 31, 2020, our estimated interest expense until the maturity of our floating-rate long term debt based on the applicable three-month USD LIBOR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2021	25,751	36,101	10,350
2022	23,587	33,047	9,460
2023	18,616	25,996	7,380
2024	12,217	17,113	4,896
2025	5,381	7,966	2,585
Thereafter	—	—	—
	85,552	120,223	34,671

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

Foreign currency Swap Agreements
As of December 31, 2020, we had contracts to swap USD to NOK for a notional amount of $1.5 million. As of December 31, 2019, we had contracts to swap USD to NOK for a notional amount of $2.6 million in addition to contracts to swap USD to EUR for a notional of $6.1 million. As of December 31, 2020, the fair value of our swaps was a receivable of $0.1 million (2019: payable of $1.1 million). In 2020, we recorded total net gain on our foreign currency swaps of $0.6 million (2019: gain of $0.2 million).

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

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are, in our opinion, usually well-established banks or other well-known institutions in the market.

As of December 31, 2020, we had outstanding bunker swap agreements for about 2.9 thousand metric tonnes (December 31, 2019: 4.2 thousand metric tonnes). As of December 31, 2020, the fair value of our bunker swaps was a receivable of $0.3 million and a payable of $0.1 million (2019: receivable of $26 thousand and a payable of $13 thousand). In 2020, we recorded total net loss on our bunker swaps of $2.0 million (2019: net loss of $0.3 million).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or RSAs that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFA are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In 2020, we recorded a net gain on our portfolio of FFA of $8.9 million (2019: net gain of $1.1 million).

Please see Note 28 to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2020. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Management conducted the evaluation of the effectiveness of the Company's internal controls over financial reporting using the control criteria framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in its report entitled Internal Control-Integrated Framework (2013).

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2020. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2020.

The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2020, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16B.    CODE OF ETHICS

We have adopted a code of ethics that applies to all entities controlled by us and all of our employees, directors, officers and agents. We have posted a copy of our code of ethics, as well as waivers to our code of ethics, if any, on our website at www.goldenocean.bm. We will provide any person, free of charge, a copy of our code of ethics upon written request to our registered office.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2020 and 2019 was PricewaterhouseCoopers AS. The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2020	2019
Audit Fees (a)	832	864
Audit-Related Fees (b)	—	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	832	864

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2020 and 2019 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2019, we announced that our Board of Directors renewed the share buy-back program for one year, authorizing the purchase of up to 6,000,000 of our common shares. The renewed buy-back program ended on December 18, 2020 and was not extended. During the year of 2020, we have not acquired any shares in open market transactions. As of the date of this report, we have bought back an aggregate of 1,300,000 shares pursuant to the program and used 525,000 of these treasury shares to settle options in connection with our 2016 Share Option Plan.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. While our board of directors is currently comprised of five directors a majority of whom are not independent, we may have a majority of independent directors in the future.

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

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee consisting solely of independent directors who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements. NASDAQ also requires that the audit committee have at least three members. As permitted under Bermuda law and our bye-laws, our audit committee consists of one member who currently meet the independence requirements of SEC Rule 10A-3.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-46 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (3)
1.3	Certificate of Change of Share Capital (3)
1.4	Amended and Restated Bye-Laws (3)
2.1	Form of Common Share Certificate (4)
2.2	Description of Securities (7)
4.1	2010 Equity Incentive Plan (2)
4.2	Registration Rights Agreement by and between Knightsbridge, Frontline 2012 Ltd. and Hemen Holding Limited, dated April 23, 2014 (5)
4.3	2016 Share Option Scheme (6)
8.1	Significant Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
15.2	Consent of Seward & Kissel LLP

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from Exhibit No. 2 of our Report on Form 6-K filed September 27, 2010.
(3)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(4)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(5)	Incorporated by reference to Exhibit E of the Schedule 13D (File No. 005-50787) filed with the Commission on May 5, 2014.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 12, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Peder Simonsen
Peder Simonsen
Principal Financial Officer
Dated: March 18, 2021

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Changes in Accounting Principles

As discussed in Note 2 to the consolidated financial statements the Company changed the manner in which it accounts for restricted cash in 2020, the manner in which it accounts for leases in 2019, the manner in which it accounts for marketable securities and the manner it accounts for revenue from contracts with customers in 2018.

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

Impairment assessment of right of use assets

As described in Notes 2, 10 and 28 to the consolidated financial statements, the Company’s consolidated finance leases, right of use assets, net and operating leases, right of use assets, net balances were $113,480 thousand and $22,739 thousand respectively as of December 31, 2020, and at March 31, 2020 an impairment charge of $94,233 thousand was recorded against the carrying value of right of use leased vessels. The carrying values of right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. If impairment indicators exist, management assess the recoverability of the carrying value of each leased vessel on an individual basis. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of the operating and finance leases. If the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations. In developing estimates of future cash flows for right of use assets, management must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. Management also apply significant judgment to determine a discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of right of use assets is a critical audit matter are the significant judgement by management when developing the fair value measurement of the vessels, which in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to (i) management’s methods and calculations and, (ii) management’s significant judgments and assumptions related to the future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements and the discount rate.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of right of use assets. These procedures also included, among others, (i) testing management’s process for developing the fair value of the vessels; (ii) evaluating the appropriateness of the valuation method; (iii) testing the completeness, accuracy, and relevance of underlying data used in the estimates; and (iv) evaluating the significant judgments and assumptions used by management, which include the future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements, and the discount rate. Evaluating management’s assumptions involved considering the current and past performance of the Company, the consistency with external market and industry data, and whether the assumptions were consistent with evidence obtained in other areas of the audit.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 18, 2021

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except per share data)

	2020	2019	2018
Operating revenues
Time charter revenues	235,673	299,946	331,469
Voyage charter revenues	370,130	404,184	322,804
Other revenues	2,140	1,669	1,797
Total operating revenues	607,943	705,799	656,070

Gain (loss) on sale of assets and amortization of deferred gains	—	—	260
Other operating income (expenses), net	2,965	(1,170)	2,991

Operating expenses
Voyage expenses and commission	194,544	185,088	162,037
Ship operating expenses	191,235	193,138	151,626
Charter hire expenses	66,812	117,779	92,712
Administrative expenses	13,722	14,123	14,705
Impairment loss on vessels	721	—	1,080
Impairment loss on right of use assets	94,233	—	—
Depreciation	111,303	93,845	92,148
Total operating expenses	672,570	603,973	514,308

Net operating income (loss)	(61,662)	100,656	145,013

Other income (expenses)
Interest income	1,193	4,434	7,576
Interest expense	(47,477)	(59,547)	(75,108)
Share of results of associated companies	(3,710)	505	512
Gain from disposal of associated companies	2,570	—	—
Gain (loss) on derivatives	(17,450)	(9,960)	11,165
Gain (loss) on marketable equity securities	(10,177)	1,828	(4,043)
Other financial items	(825)	(490)	(348)
Net other income (expenses)	(75,876)	(63,230)	(60,246)
Net income (loss) before income taxes	(137,538)	37,426	84,767
Income tax expense	131	237	232
Net income (loss)	(137,669)	37,189	84,535

Per share information:
Earnings (loss) per share: basic and diluted	$(0.96)	$0.26	$0.59

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2020 and 2019
(in thousands of $)

	2020	2019
ASSETS
Current assets
Cash and cash equivalents	153,093	153,060
Restricted cash	22,009	10,184
Marketable securities	3,684	13,861
Trade accounts receivable, net	22,704	45,635
Other current assets	29,351	31,498
Related party receivables	3	5,180
Derivative instruments receivables	572	3,876
Inventories	25,165	28,235
Prepaid expenses	10,440	6,335
Voyages in progress	13,435	21,929
Favorable charter party contracts	4,073	12,148
Total current assets	284,529	331,941
Vessels and equipment, net	2,267,686	2,340,753
Vessels held for sale	9,504	—
Finance leases, right of use assets, net	113,480	193,987
Operating leases, right of use assets, net	22,739	54,853
Favorable charter party contracts	—	4,073
Investments in associated companies	16,399	21,483
Related party receivables	6,228	10,700
Other long term assets	502	8,267
Total assets	2,721,067	2,966,057
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	87,831	87,787
Current portion of finance lease obligations	23,475	17,502
Current portion of operating lease obligations	16,783	14,377
Derivative instruments payables	27,692	10,455
Related party payables	4,865	3,970
Trade accounts payables	18,402	12,402
Accrued expenses	34,550	44,739
Other current liabilities	28,077	42,135
Total current liabilities	241,675	233,367
Long-term liabilities
Long-term debt	957,652	1,026,083
Non-current portion of finance lease obligations	127,730	151,206
Non-current portion of operating lease obligations	25,254	42,010
Total liabilities	1,352,311	1,452,666
Commitments and contingencies
Equity

Share capital (Shares issued: 2020: 144,272,697. 2019: 144,272,697. Outstanding shares: 2020: 143,327,697 shares. 2019:143,277,697 shares. All shares are issued and outstanding at par value $0.05)	7,215	7,215
Treasury shares	(5,386)	(5,669)
Additional paid in capital	979	715
Contributed capital surplus	1,732,670	1,739,834
Accumulated deficit	(366,722)	(228,704)
Total equity	1,368,756	1,513,391
Total liabilities and equity	2,721,067	2,966,057

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2020, 2019 and 2018
(in thousands of $)

	2020	2019	2018

Net income (loss)	(137,669)	37,189	84,535
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	111,303	93,845	92,148
Amortization of deferred charges	2,778	2,083	1,501
(Gain) loss on sale of assets and amortization of deferred gains	—	—	(260)
Impairment loss on vessels	721	—	1,080
Impairment loss on right of use assets	94,233	—	—
Share option expenses	264	482	537
Share of results of associated companies	3,710	(505)	(512)
Dividends received from associated companies	450	150	1,096
Gain from disposal of associated companies	(2,570)	—	—
Amortization of charter party-out contracts	12,148	18,732	18,733
Amortization of charter party-in contracts	—	—	(672)
Amortization of other fair value adjustments, net, arising on the Merger	—	813	10,019
Mark to market (gain) loss on derivatives	20,542	14,733	(6,700)
Mark to market (gain) loss on marketable securities	10,177	(1,828)	4,043
Provision for onerous contracts	—	(299)	299
Non-cash lease expense	(6,459)	(4,351)	(3,553)
Other	(178)	(1,332)	1,621
Changes in operating assets and liabilities, net:
Trade accounts receivable	22,896	(18,241)	(4,760)
Related party balances	6,041	2,751	(4,730)
Other receivables	3,991	(4,827)	(2,553)
Inventories	3,070	(81)	(8,012)
Voyages in progress	8,472	(19,121)	6,254
Prepaid expenses	(4,105)	(208)	2,226
Trade accounts payables	6,000	4,649	2,352
Accrued expenses	(1,126)	18,096	2,289
Other current liabilities	(14,049)	15,701	(10,435)
Net cash provided by operating activities	140,640	158,431	186,546
Investing activities
Dividends from associated companies	—	—	45
Dividends received from marketable equity securities	76	176	101
Payments received from seller credit receivable	—	—	1,875
Purchase of investment in associated companies	—	(19,470)	—
Proceeds from sale of shares in associated companies	1,694	—	—
Loan advance to related parties	(1,000)	(10,700)	—
Repayment of loans receivable from related parties	5,350	—	—
Additions to newbuildings	—	—	(147,855)
Purchase of vessels and equipment	(25,271)	(44,118)	(10,381)
Proceeds from sale of vessels	—	—	14,357

Proceeds from sale of marketable securities	—	1,062	663
Net cash used in investing activities	(19,151)	(73,050)	(141,195)
Financing activities
Proceeds from long-term debt	322,014	389,894	270,000
Repayment of long-term debt	(390,138)	(621,235)	(241,789)
Repayment of finance leases	(48,972)	(5,650)	(5,239)
Debt fees paid	(3,040)	(6,727)	(1,200)
Net proceeds from share issuance	—	—	304
Share repurchases	—	(5,504)	(1,894)
Net proceeds from share distributions	169	1,097	—
Lease incentives received	17,500	—	—
Distributions to shareholders	(7,164)	(46,617)	(64,912)
Net cash provided by (used in) financing activities	(109,631)	(294,742)	(44,730)
Net change in cash, cash equivalents and restricted cash	11,858	(209,361)	621
Cash, cash equivalents and restricted cash at beginning of year	163,244	372,605	371,984
Cash, cash equivalents and restricted cash at end of year	175,102	163,244	372,605

Supplemental disclosure of cash flow information:
Interest expenses paid	36,351	60,676	73,068
Income taxes paid	77	61	10

Details of non-cash investing and financing activities in the year ended December 31, 2020, 2019 and 2018 are given in Note 30.

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2020, 2019 and 2018
(in thousands of $, except number of shares)

	2020	2019	2018
Number of shares outstanding
Balance at beginning of year	143,277,697	143,827,697	142,197,697
Shares issued	—	—	2,075,000
Repurchases of shares	—	(855,000)	(445,000)
Distribution of treasury shares	50,000	305,000	—
Balance at end of year	143,327,697	143,277,697	143,827,697

Share capital
Balance at beginning of year	7,215	7,215	7,111
Shares issued	—	—	104
Balance at end of year	7,215	7,215	7,215

Treasury shares
Balance at beginning of year	(5,669)	(2,643)	—
Repurchases of shares	—	(4,756)	(2,643)
Distribution of treasury shares	283	1,730	—
Balance at end of year	(5,386)	(5,669)	(2,643)

Additional paid in capital
Balance at beginning of year	715	233	454,694
Shares issued	—	—	17,540
Stock option expense	264	482	537
Reclassified to contributed surplus	—	—	(472,538)
Balance at end of year	979	715	233

Contributed capital surplus
Balance at beginning of year	1,739,834	1,786,451	1,378,824
Distributions to shareholders	(7,164)	(46,617)	(64,912)
Reclassified from additional paid in capital	—	—	472,538
Balance at end of year	1,732,670	1,739,834	1,786,451

Accumulated other comprehensive income
Balance at beginning of year	—	—	5,323
Other comprehensive income, net	—	—	—
Adjustment on adoption of changes in ASC 825	—	—	(5,323)
Balance at end of year	—	—	—

Accumulated deficit
Balance at beginning of year	(228,704)	(267,744)	(351,903)
Adjustment on adoption of ASC 606	—	—	(5,698)
Adjustment on adoption of changes in ASC 825	—	—	5,323
Adjustment on adoption of ASC 842	—	2,485	—
Loss on distributed treasury shares	(115)	(634)	—
Adjustment on adoption of ASC 326 and other	(234)	—	—
Net (loss) income	(137,669)	37,189	84,535
Balance at end of year	(366,722)	(228,704)	(267,744)
Total equity	1,368,756	1,513,391	1,523,512
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating five VLCCs. However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring second hand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 SPCs, from Frontline 2012, each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

On October 7, 2014, we entered into the Merger Agreement, with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange ("OSE"), pursuant to which the two companies agreed to merge, with us as the surviving company. The Merger was completed on March 31, 2015. As of March 31, 2015, and following completion of the Merger, we owned 47 vessels and had 25 vessels under construction.

Prior to entering into the Merger Agreement, we changed our name to Knightsbridge Shipping Limited and we subsequently changed our name to Golden Ocean Group Limited following completion of the Merger.

Our common shares commenced trading on the NASDAQ in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

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

As of December 31, 2020, we owned 67 dry bulk vessels. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and three chartered in on operating leases from unrelated third parties). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama.

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

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets and liabilities requires the use of estimates and significant judgments, among others, the following: the market assumptions used when valuing acquired time charter contracts, the expected revenues earned by vessels and the operating costs (including dry docking costs) of those vessels and the discount rate used in cash flow based valuations, The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

Change in Accounting Policies

On April 1, 2020, we changed our accounting policy for restricted cash. Previously, we presented minimum cash balance required by covenants in loan agreements as restricted cash. We believe this method of presentation differs from that of many comparable shipping companies that have equivalent covenant restrictions in their debt agreements. Comparable industry practice is to reflect minimum cash required by covenants as cash and cash equivalents when there is no legal requirement to keep covenanted cash on a restricted account. Please refer to "Note 12, Cash, cash equivalents and restricted cash" for a description of our covenant requirements. From April 1, 2020 we have presented minimum cash required by covenants as cash and cash equivalents. Based on the assessment performed, the change in accounting policy was considered to be preferable and justifiable, because this presentation will result in a more comparable reflection of assets and ratios of working capital and liquidity with our industry peers. Further, the new principle is clearer and more transparent for the users of financial statements and continuing to provide clear and transparent disclosure. The change in accounting principle has been applied retrospectively to comparative periods.

Please refer to accounting polices below for revised accounting policies.

The following financial statement line items as of December 31, 2019 and 2018 were affected by the change in accounting principle. There was no impact of the change on the statements of operations, of comprehensive income, of cash flows or of changes in equity.

As of December 31, 2019 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	88,931	153,060	64,129
Restricted cash – current	15,449	10,184	(5,265)
Restricted cash – long-term	58,864	—	(58,864)
Total cash and cash equivalents and restricted cash	163,244	163,244	—
Total current assets	273,077	331,941	58,864

As of December 31, 2018 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	305,352	362,071	56,719
Restricted cash – current	20,272	534	(19,738)
Restricted cash – long-term	46,981	10,000	(36,981)
Total cash and cash equivalents and restricted cash	372,605	372,605	—

Revenue and expense recognition

Revenue Recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. After adoption of ASC 842 on January 1, 2019, time charter contracts are accounted for under ASC 842 leases and revenues are recorded over the term of the charter. Prior to adoption of ASC 842, time charter contracts were accounted as operating leases in accordance with ASC 840 Leases. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

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

Several of our Capesize vessels operate under a pool arrangement for Capesize vessels with CCL. Revenues and expenses for our owned vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charterparties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charterparties. CCL, as pool manager, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel. The difference between the calculated pool result for our owned vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operate under a RSA, for Supramax vessels managed by CTM. Under this RSA, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operates and therefore controls the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.

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

Gain (loss) on sale of assets and amortization of deferred gains
Gain (loss) on sale of assets and amortization of deferred gains include losses from the sale of vessels in 2018 and the amortization of deferred gains. Gains (losses) from the sale of assets are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the proceeds received with the carrying value of the vessel. A deferred gain arose under ASC 840 when we entered into a sale-leaseback transaction regarding a vessel and we did not relinquish the right to substantially all of the remaining use of the vessel. This deferred gain was amortized in proportion to the gross rental payments over the minimum term of the lease. As a result of the adoption of ASC 842, the remaining balance of deferred gain related to the sale and leaseback transaction of eight vessels with SFL in 2015 was recognized as an opening balance adjustment to accumulated deficit as of 1 January, 2019.

Drydocking

Normal vessel repair and maintenance costs are expensed when incurred. We recognize the cost of a drydocking at the time the drydocking takes place, applying the "expense as incurred" method.

Impairment of vessels and right of use assets
The carrying values of our vessels and right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of second hand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. If impairment indicators exist, we assess the recoverability of the carrying value of each asset on an individual basis. We assess recoverability of the carrying value of owned vessels on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, owned vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For both, owned vessels and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. For any newbuildings that are constructed,we capitalize interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period. As of December 31, 2020 and 2019, we did not have any newbuildings under construction.

Earnings per share
Basic earnings per share is computed based on the income available to common stockholders and the weighted average number of shares outstanding. Treasury shares are weighted for the portion of the period they are outstanding. Diluted earnings per share includes the effect of the assumed conversion of potentially dilutive instruments.

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. Such amounts are included in Cash and cash equivalents.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

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

Receivables
Trade receivables, other receivables and long term receivables are presented net of allowances for doubtful balances and credit losses.

The company creates the allowance for expected credit losses to reflect the risk of estimated loss during the lifetime of receivables. The Company makes significant judgements and assumptions to estimate its expected losses. The allowance for credit losses can be determined using various methods, such as loss-rate methods, probability-of-default method or methods that utilize an aging schedule. At each reporting date, the allowance for credit losses is recorded as a reduction of receivables. Net income is adjusted to reflect the change in estimate from prior period. Refer also to Note 3 Recently issued accounting standards and the adoption of ASC 326 Measurement of Credit Losses on Financial Instruments on January 1, 2020.

If trade accounts receivable become uncollectible, they are charged as an operating expense. Allowance for doubtful balances is deducted from the allowance for credit losses and recorded separately as a reduction of accounts receivable. Allowance for doubtful balances are recorded in the period in which the financial assets are deemed uncollectible.

Interest income on interest bearing receivables is recognized on an accrual basis using prevailing contractual interest rates.

Inventories
Inventories, which are comprised principally of fuel and lubricating oils, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

Vessels, newbuildings and depreciation
Vessels are stated at cost less accumulated depreciation. Newbuildings represent the accumulated costs to the balance sheet date which we have paid by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. For vessels under construction ("Newbuildings") no charge for depreciation is made until the vessel is available for use. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year historical average up to the date we take ownership of the vessel, across the two main recycling markets (Indian sub-continent and Bangladesh). Residual values are reviewed annually.

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

On January 1, 2019, we adopted the provisions of ASC 842 Leases using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2019. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases, which was not a requirement under the previous standard. The adoption of the new accounting standard has not had any material impact for the accounting of our one and only finance lease arrangement which we had as of January 1, 2019.

Operating leases
Our operating leases relate to vessels, offices and equipment under leasing agreements that do not meet the criteria to be classified as finance leases. We recognize on the balance sheet the right to use those assets and a corresponding liability in respect of all material lease contracts with a duration, or lease term, of 12-months or above. Similar to our finance leases, the discount rate used for calculating the cost of the operating leases is the incremental cost of borrowing. The amortization of right of use assets relating to operating leased vessels is presented under charter hire expenses in the statement of operations. Impairment loss related to operating leases is presented in the income statement as a separate line within operating expense under Impairment loss on right of use assets.

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

In relation to our operating leases, upon the adoption of ASC 842 Leases on January 1, 2019, prior periods were not restated to reflect recording of the right of use asset/liability related to these leases. Prior to January 1, 2019, we recognized lease expense in accordance with then-existing U.S. GAAP (“Prior GAAP”). Because both ASC 842 and Prior GAAP generally recognize operating lease expenses on a straight-line basis over the term of the lease arrangement, there were no material differences between the timing and amount of lease expenses recognized under the two accounting methodologies during 2020, 2019 and 2018. Further, as we have not applied the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them instead as a single lease component for the purposes of the recognition and measurement requirements of ASC 842, we have a change in presentation in 2020 and 2019 compared to 2018. For vessels chartered in on time charter, we have presented $19.2 million and $20.1 million of the non-lease component, or service element, under ship operating expenses for 2020 and 2019 respectively as opposed to charter hire expenses in 2018.

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

The amortization of time charter out contracts is recorded and presented under time charter revenues and the amortization of time charter-in contracts is amortized and presented under charter hire expenses in the consolidated statement of operations. Upon adoption of ASC 842 Leased on January 1, 2019, the unfavorable value of the Golden Hawk operating lease acquired as part of the merger or business combination in 2015 was adjusted to the corresponding right of use asset in the total amount of $4.1 million.

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

Sales of shares of an investee is accounted for as gains or losses under non-operating items equal to the difference at the time of sale between selling price and carrying amount of the shares sold.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are currently evaluating the impact of electing the expedients and exceptions for applying GAAP provided by the update on our consolidated financial statements.

Accounting Standards Updates, recently adopted
On January 1, 2020, we adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using a modified retrospective approach. The standard revised guidance for the accounting for credit losses on financial instruments within its scope. The standard added an impairment model known as the current expected credit loss model that is based on expected losses rather than incurred losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets such as voyages in progress and other, as well as related party receivables. In November 2018, the FASB issued ASU 2018-19, Financial Instruments – Credit losses (ASC 326), which clarifies that operating lease receivables are not within the scope of ASC 326 and should instead be accounted for under the new leasing standard, ASC 842. Expected credit losses are estimated using historical experience, information relating to current conditions and reasonable and supportable cash flows. The Company makes significant judgements and assumptions to estimate its expected losses. The implementation of the standard did not have any material effect on our consolidated financial statements. The Company recorded a net decrease to retained earnings of $0.22 million as of January 1, 2020 for the cumulative effect of adopting the new standard.

On January 1, 2020, we adopted ASU No. 2018-13, Fair value measurement (Topic 820), which streamlined the disclosure requirements on fair value measurements. Disclosures such as the amounts of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, and the valuation process for Level 3 fair value measurements were removed. Additional disclosures such as disclosure about changes in unrealized gains and losses included in the other comprehensive income for Level 3 fair value measurements, the range and weighted average of significant unobservable inputs used for Level 3 fair value measurements are required to be disclosed by the public entities. The implementation of the accounting standard did not have a material impact on our consolidated financial statements.

On January 1, 2020, we adopted ASU 2018-18, Collaborative Arrangements (Topic 808), which provided clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606. In determining whether transactions in collaborative arrangements should be accounted under the revenue standard, the update specifies that entities shall apply unit of account guidance to identify distinct goods or services and whether such goods and services are separately identifiable from other promises in the contract. The accounting update precluded entities from presenting transactions with a collaborative partner which are not in scope of the new revenue standard together with revenue from contracts with customers. The implementation of the accounting standard did not have a material impact on our consolidated financial statements.

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

5. SEGMENT INFORMATION

Our chief operating decision maker (the ''CODM''), measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

For the years ended December 31, 2020 and 2019, no customer accounted for 10 percent or more of our consolidated revenues. For the year ended December 31, 2018, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $65.8 million.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2020	2019	2018
Net income (loss)	(137,669)	37,189	84,535

(in thousands)	2020	2019	2018
Weighted average number of shares outstanding - basic	143,282	143,505	144,132
Dilutive impact of stock options	—	94	302
Weighted average number of shares outstanding - diluted	143,282	143,599	144,434

As of December 31, 2020, total outstanding share options were 1,290,000 and they were anti-dilutive.

Our convertible bond, which was repaid in January 2019, was anti-dilutive as of December 31, 2018 using the if-converted method. As of December 31, 2018, 2,345,216 shares were convertible under the convertible bond.

No own shares were acquired in 2020. In 2019 and 2018, we acquired a total of 855,000 and 445,000 own shares, respectively, which have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding by 767,836 shares in 2019 and by 10,466 shares in 2018.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2020, 2019 and 2018:

(in thousands of $)	2020	2019	2018
Time charter revenues	235,673	299,946	331,469
Voyage charter revenues	370,130	404,184	322,804
Other revenues	2,140	1,669	1,797
Total operating revenues	607,943	705,799	656,070

In 2020, 2019 and 2018, we recognized a total of $16.6 million, $26.8 million and $16.6 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2020 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	235,673	—	235,673
Voyage charter revenues	26,111	344,019	370,130
Other revenues	—	2,140	2,140
Total operating revenues	261,784	346,159	607,943

For the year ended December 31, 2019 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	299,946	—	299,946
Voyage charter revenues	30,093	374,091	404,184
Other revenues	—	1,669	1,669
Total operating revenues	330,039	375,760	705,799

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $16.5 million of contract assets were capitalized in the year ended December 31, 2020 under "Other current assets", of which $13.3 million was amortized up to December 31, 2020, leaving a remaining balance of $3.2 million. $5.9 million of contract assets were amortized in 2020 in relation to voyages in progress at the end of December 31, 2019.

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

As of December 31, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2020	2019
Voyages in progress (contract assets)	13,105	17,966
Trade accounts receivable	14,774	31,293
Other current assets (capitalized fulfillment costs)	3,233	5,905
Total	31,112	55,164

As of December 31, 2020, we recorded $15.9 million (2019: $15.2 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2020, we recognized $15.2 million in revenue, which was deferred as at December 31, 2019, as the performance obligations were met. Credit loss allowance as of December 31, 2020 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2020.

Total revenues for 2020, 2019 and 2018 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $264.1 million, $263.5 million and $236.5 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net positive $3.0 million, and $3.0 million, respectively, for 2020 and 2018, and negative $1.2 million for 2019. These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for 2020, 2019 and 2018 relating to our owned vessels that were under the CTM Supramax RSA and which have been accounted for as operating leases were $8.6 million $11.9 million and $13.2 million, respectively.

8. GAIN (LOSS) ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

(in thousands of $)	2020	2019	2018
Net gain (loss) on sale of vessels	—	—	2
Amortization of deferred gains	—	—	258
	—	—	260

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

9. IMPAIRMENT OF VESSELS

In 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. We recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel is expected to be delivered to its new owner by the end of March 2021.

In 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for a total gross amount of $14.7 million. We recognized a $1.1 million impairment loss in connection with the sale and classified the vessel as held for sale as of June 30, 2018. The vessel was delivered to its new owner in August 2018.

10. IMPAIRMENT OF RIGHT OF USE ASSETS

In 2020, we recorded an impairment loss of $94.2 million related to our leased vessels. Based on impairment tests performed as of March 31, 2020 on an asset by asset basis, estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels, and we have adjusted the carrying value of the leased vessels to the fair value of the leased vessels. The impairment consisted of $70.0 million related to seven vessels on financial lease from SFL and $24.2 million related to four vessels on operating leases.

11. OPERATING LEASES

As of December 31, 2020, we leased in one vessel (2019: one vessel) from SFL and three vessels (2019: three vessels) from third parties, all of which are classified as operating leases. Additionally, as of December 31, 2020 and 2019, respectively, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

During 2020 and 2019 we leased in eight Capesize vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2020. Up to December 2019 all eight vessels chartered in from SFL were classified as operating leases. In December 2019, seven of the eight charters were amended which resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. With reference to Note 27 Related Party Transactions, these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease is $17,600, of which $7,000 is for operating expenses (including dry docking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contract. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $17,883 for SFL operating lease in 2020 and we incurred $37.9 thousand in total profit share for all eight SFL vessels in 2020 ($0.8 million and $0.2 million in 2019 and 2018, respectively). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. For all eight vessels, contingent or variable lease expense was recorded in 2020, 2019 and 2018 as an expense of $0.8 million, $3.0 million and $2.6 million, respectively. Variable lease expense was recorded as charter hire expense for operating leases.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement that reduced the daily rate to $11,200 from $13,200 for a two-year period from February 20, 2016 to February 20, 2018, we will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor up to $1.75 million in the aggregate, and any such payments will reduce the amount of payment due on or about February 20, 2022 by a corresponding amount. As of December 31, 2020, no such index linked compensation had been paid.

In 2019, we took delivery of the Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 104,550 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. Based on the contracts, for certain trades, a profit sharing scheme between charterers and the owners comes into force. In 2020, we incurred $0.7 million expense due to profit sharing schemes for these vessels.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.5 million and $0.6 million is recorded in Administrative expenses in the Consolidated Statement of Operations for 2020 and 2019, respectively.

Total expense for operating leases reflected as charter hire expense was $29.0 million in 2020 (2019: $66.0 million), which included $23.5 million for short-term leases (2019: $31.5 million). Total cash paid in respect of operating leases was $35.7 million in 2020 (2019: $70.1 million). The weighted average discount rate in relation to our operating leases was 5.20% and 6.03% for 2020 and 2019, respectively. The weighted average lease term was 4.4 and 6.9 years in 2020 and 2019, respectively.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	198,405	3,844	—	3,079	205,328
Additions	3,545	—	27,607	—	31,152
Amortization	(16,159)	(1,041)	(2,190)	(419)	(19,809)
Impact of modification of operating leases	(161,818)	—	—	—	(161,818)
Balance at December 31, 2019	23,973	2,803	25,417	2,660	54,853
Additions	—	—	10	133	143
Amortization	(1,918)	(1,042)	(4,504)	(570)	(8,034)
Impairment	(8,054)	(607)	(15,562)	—	(24,223)
Balance at December 31, 2020	14,001	1,154	5,361	2,223	22,739

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by impairment indicators identified in the first quarter of 2020.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance at January 1, 2019 on adoption of ASC 842	185,816	9,567	—	3,079	198,462
Additions	—	—	27,607	—	27,607
Repayments	(18,949)	(2,343)	(2,190)	(419)	(23,901)
Impact of modification of operating leases	(145,797)	—	—	—	(145,797)
Foreign exchange translation	—	—	—	16	16
December 31, 2019	21,070	7,224	25,417	2,676	56,387
Additions	—	—	—	—	—
Repayments	(2,511)	(2,477)	(8,947)	(437)	(14,372)
Foreign exchange translation	—	—	—	22	22
December 31, 2020	18,559	4,747	16,470	2,261	42,037
Current portion	2,667	4,357	9,293	466	16,783
Non-current portion	15,892	390	7,177	1,795	25,254

Charter hire and office rent expense
The future minimum operating lease expense payments under our non-cancelable fixed rate operating leases as of December 31, 2018 are as follows:

(in thousands of $)
2019	35,613
2020	35,709
2021	35,613
2022	32,590
2023	28,177
Thereafter	110,357
278,059

The future minimum operating lease expense payments under our non-cancelable fixed rate operating leases as of December 31, 2020 are as follows:

(in thousands of $)
2021	18,694
2022	11,735
2023	3,356
2024	3,313
2025	3,154
Thereafter	7,664
Total minimum lease payments	47,916
Less: Imputed interest	(5,879)
Present value of operating lease liabilities	42,037

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2020, the future rental payments include $2.6 million (2019: $3.1 million) in relation to office rent costs and $45.3 million (2019: $61.8 million) in relation to charter hire costs for leased in vessels.

Rental income
As of December 31, 2020, we leased out eight vessels on fixed time charter rates (2019: 11 vessels) and 18 vessels (2019: 16 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our non-cancelable fixed rate operating leases as of December 31, 2020 are as follows:

(in thousands of $)
2021	22,020
2022	4,138
2023	3,075
2024	—
2025	—
Thereafter	—
29,233

As of December 31, 2020, the cost and accumulated depreciation of the 26 vessels which were leased out to third parties, were $1,258.4 million and $198.5 million, respectively.

As of December 31, 2019, the cost and accumulated depreciation of the 27 vessels which were leased out to third parties, were $1,235.1 million and $155.1 million, respectively.

12. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2020, 2019 and 2018, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2020	2019	2018
Cash and cash equivalents	153,093	153,060	362,071
Short term restricted cash	22,009	10,184	534
Long term restricted cash	—	—	10,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	175,102	163,244	372,605

With reference to Note 2, we have changed our accounting policy for cash and cash equivalents; and restricted cash. According to our new accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $59.8 million of cash and cash equivalents as at December 31, 2020 (at December 31, 2019: $64.1 million and at December 31, 2018: $66.7 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

13. MARKETABLE EQUITY SECURITIES

Our marketable securities consist of equity securities in Eneti Inc, a company engaged in marine based renewable energy. Eneti Inc was until February 2021 named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc is listed on the New York Stock Exchange.

(in thousands of $)	2020	2019
Balance at start of year	13,861	12,033
Unrealized gain (loss), net	(10,177)	1,828
Balance at end of year	3,684	13,861

In 2020, we have received approximately $0.1 million in dividends from our investment in Eneti Inc.

14. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts and credit loss allowance.

(in thousands of $)	2020	2019
Trade accounts receivable	22,904	46,229
Provision for doubtful accounts	(165)	(594)
Allowance for expected credit losses	(35)	—
Total trade accounts receivable, net	22,704	45,635

With reference to Note 3, on January 1, 2020, we adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using a modified retrospective approach. We recorded a net decrease to retained earnings relating to trade receivable of $0.1 million as of January 1, 2020 for the cumulative effect of adopting the new standard. Allowance for credit losses for trade accounts receivable amounted to $35.0 thousand as of December 31, 2020.

Movements in the provision for doubtful accounts in the three years ended December 31, 2020 are summarized as follows:

(in thousands of $)
Balance at December 31, 2017	646
Additions charged to income	81
Deductions credited to trade receivables	(390)
Balance at December 31, 2018	337
Additions charged to income	594
Deductions credited to trade receivables	(337)
Balance at December 31, 2019	594
Additions charged to income	165
Deductions credited to trade receivables	(594)
Balance at December 31, 2020	165

15. OTHER CURRENT ASSETS

(in thousands of $)	2020	2019
Capitalized fulfillment costs	3,233	6,334
Agent receivables	961	4,433
Advances	1,375	701
Claims receivables	2,241	810
Bunker receivables on time charter-out contracts	12,053	5,827
Other receivables	9,488	13,393
	29,351	31,498

Other receivables are presented net of allowances for credit losses and doubtful accounts amounting to $27.3 thousand and nil as of December 31, 2020, respectively. As of December 31, 2019, provision for doubtful accounts relating to other current assets amounts to nil.

16. VALUE OF CHARTER PARTY CONTRACTS

The value of charter-out contracts is summarized as follows:

(in thousands of $)	2020	2019	2018
Opening balance	16,221	34,953	53,686
Amortization charge	(12,148)	(18,732)	(18,733)
Total	4,073	16,221	34,953
Less: current portion	(4,073)	(12,148)	(18,732)
Non-current portion	—	4,073	16,221

Value of the charter party contracts relates primarily to contracts acquired as part of the Merger. Time charter revenues in 2020, 2019 and 2018 have been reduced by $12.1 million, $18.7 million and $18.7 million, respectively, as a result of the amortization of charter-out contracts.

As of December 31, 2020, the remaining value of these charter-out contracts will be amortized as follows:

(in thousands of $)
2021	4,073
Thereafter	—
4,073

The value of charter-in contracts was related to the Golden Hawk operating lease acquired as part of the merger or business combination in 2015, and was classified under other current liabilities and other non-current liabilities, is summarized as follows:

(in thousands of $)	2020	2019	2018
Opening balance	—	—	4,798
Amortization of unfavorable time charter-in contract	—	—	(672)
Total	—	—	4,126
Less: current portion	—	—	(672)
Non-current portion	—	—	3,454

As a result of the adoption of ASC 842 on January 1,2019, the unfavorable value of $4.1 million of the Golden Hawk operating lease was recognized as an opening balance adjustment to the corresponding right of use asset. In 2018, charter hire expenses was reduced by $0.7 million, as a result of the amortization of the unfavorable value related to this time charter-in contract.

17. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2018	2,679,547	(273,091)	2,406,456
Additions	27,247	—	27,247
Disposals	—	—	—
Depreciation	—	(92,950)	(92,950)
Balance at December 31, 2019	2,706,794	(366,041)	2,340,753
Additions	31,531	—	31,531
Disposals	—	—	—
Impairment loss on vessels	(721)	—	(721)
Transfers to held for sale	(11,499)	1,996	(9,503)
Depreciation	—	(94,374)	(94,374)
Balance at December 31, 2020	2,726,105	(458,419)	2,267,686

At December 31, 2020, we owned three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes (at December 31, 2019: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In 2020, we capitalized in total $1.2 million in relation to the installation of ballast water treatment system and $30.4 million in relation to the completed installation of scrubbers. In 2019, we capitalized in total $4.7 million in relation to the installation of ballast water treatment system and $22.5 million in relation to the completed installation of scrubbers.

In addition, in 2020 and 2019, we capitalized costs of $0.5 million and $8.3 million as Other long-term assets in relation to installation costs for scrubber and ballast water treatment systems in progress, respectively.

In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, for $9.6 million. The vessel is expected to be delivered to its new owner by the end of March 2021. An impairment loss of $0.7 million was recognized related to the sale of the vessel. Refer also to Note 9 Impairment of vessels. A security deposit of $1.4 million has been received in 2020.

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, for $14.7 million with delivery in August 2018. An impairment loss of $1.1 million was recognized related to the sale of the vessel. Refer also to Note 9 Impairment of vessels.

Total depreciation expense was $94.4 million, $93.0 million and $92.1 million in 2020, 2019 and 2018, respectively.

18. FINANCE LEASES

As of December 31, 2020, we held seven vessels under finance lease (December 31, 2019: eight vessels). The lease for Golden Eclipse was classified as a finance lease as of December 31, 2019 and had an initial term of 10 years. The lease expired during April 2020. In addition and with reference to Note 11 Operating Leases, seven of the eight Capesize charters with SFL were amended in December 2019 and resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. The amendments included a funding of $2.5 million per vessel to be received in January 2020 which will finance the scrubber investments paid by us on these vessels. In addition, the daily time charter rate for these vessels will increase by $1,535 from January 1, 2020 to June 30, 2025 and was $19,135 in 2020, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $16,435 until June 30, 2025. Subsequently, the rate is reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $19,418 for SFL finance leases in 2020 and we incurred $37.9 thousand in total profit share for all eight SFL vessels in 2020 ($0.8 million and $0.2 million in 2019 and 2018, respectively). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. For all eight vessels, contingent or variable lease expense was recorded in 2020, 2019 and 2018 as an expense of $0.8 million, $3.0 million and $2.6 million, respectively. The profit share mechanism will not be adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance at December 31, 2018	1,165
Impact of modification of operating leases	193,717
Depreciation	(895)
Balance at December 31, 2019	193,987
Additions	6,430
Depreciation	(16,928)
Impairment	(70,009)
Balance at December 31, 2020	113,480

In 2020, we recorded a total of $70.0 million in impairment of right of use assets for vessels under finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by the negative market developments in the start of 2020.

Our lease obligations for our finance leases were as follows:

(in thousands of $)	SFL Leases	Golden Eclipse Lease	Total
Balance at January 1, 2019	—	7,435	7,435
Repayments	—	(5,650)	(5,650)
Impact of modification of operating leases	166,923	—	166,923
Balance at January 1, 2020	166,923	1,785	168,708
Additions	17,500	—	17,500
Repayments	(42,577)	(1,791)	(44,368)
Interest expense on obligations under finance lease	9,359	6	9,365
December 31, 2020	151,205	—	151,205
Current portion	23,475	—	23,475
Non-current portion	127,730	—	127,730

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 7.6 years as of December 31, 2020. The weighted average discount rate was 6.3% and the weighted average lease term was 8.6 years as of December 31, 2019.

The outstanding obligations under finance leases at December 31, 2020 are payable as follows:

(in thousands of $)
2021	32,240
2022	29,061
2023	24,484
2024	24,553
2025	22,551
Thereafter	53,554
Minimum lease payments	186,443
Less: imputed interest	(35,238)
Present value of obligations under finance leases	151,205

With regard to the eight SFL Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

19. VESSELS HELD FOR SALE

In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. In 2020, we recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel is expected to be delivered to its new owner by the end of March 2021. See "Note 31 Subsequent events".

20. EQUITY METHOD INVESTMENTS

As at December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2020	2019
TFG Marine Pte Ltd ("TFG Marine")	10.00%	—%
SwissMarine Pte. Ltd. ("SwissMarine")	17.50%	17.87%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%
Seateam Management Pte. Ltd. ("Seateam")	—%	22.19%
Capesize Chartering Ltd. ("CCL")	25.00%	25.00%

Movements in equity method investments for the years ended December 31, 2020 and 2019 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	Seateam	TFG Marine	CCL	Total
At December 31, 2018	—	772	886	—	—	1,658
Purchase of additional stake	19,470	—	—	—	—	19,470
Distributions received from associated companies	—	(150)	—	—	—	(150)
Share of income / (loss)	87	405	13	—	—	505
At December 31, 2019	19,557	1,027	899	—	—	21,483
Distributions received from associated companies	—	(450)	—	—	—	(450)
Disposals of equity method investments	—	—	(999)	—	—	(999)
Loss on disposal of equity method investments	(32)	—	—	—	—	(32)
Equity contribution	—	—	—	75	—	75
Share of income / (loss)	(4,154)	(32)	100	408	—	(3,678)
At December 31, 2020	15,371	545	—	483	—	16,399

The following tables include summarized financial information provided by the equity investees including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

At December 31, 2020 (in thousands of $)	Swiss Marine	UFC	TFG Marine	CCL	Total
Current assets	605,705	1,112	225,922	—	832,739
Non-current assets	190	—	2,668	—	2,858
Total assets	605,895	1,112	228,590	—	835,597

Current liabilities	497,830	21	221,450	—	719,301
Long-term liabilities	20,000	—	2,312	—	22,312
Stockholders' equity	88,064	1,091	4,828	—	93,983

Percentage of ownership in equity investees	17.50%	50.00%	10.00%	25.00%
Equity investment of associated companies	15,411	545	483	—	16,439

Consolidation and reconciling adjustments:
Other	(40)	—	—	—	(40)
Investment in equity investees	15,371	545	483	—	16,399

At December 31, 2019 (in thousands of $)	Swiss Marine	UFC	Seateam	CCL	Total
Current assets	691,126	2,104	14,640	—	707,870
Non-current assets	4,069	—	4,407	—	8,476
Total assets	695,195	2,104	19,047	—	716,346

Current liabilities	545,545	49	11,974	—	557,568
Long-term liabilities	40,000	—	3,018	—	43,018
Stockholders' equity	109,650	2,055	4,055	—	115,760

Percentage of ownership in equity investees	17.87%	50.00%	22.19%	25.00%
Equity investment of associated companies	19,594	1,027	900	—	21,521

Consolidation and reconciling adjustments:
Other	(37)	—	(1)	—	(38)
Investment in equity investees	19,557	1,027	899	—	21,483

At December 31, 2020 (in thousands of $)	Swiss Marine	UFC	Seateam*	TFG Marine	CCL	Total
Total operating revenue	1,438,680	—	6,785	1,415,159	—	2,860,624
Gain sale of vessel	—	—	—	—	—	—
Total operating expense	(1,431,952)	(68)	(6,352)	(1,401,084)	—	(2,839,456)
Net operating (loss) income	6,728	(68)	433	14,075	—	21,168
Net (loss) income	(24,136)	(64)	451	4,078	—	(19,671)

Percentage of ownership in investees	17.50%	50.00%	22.19%	10.00%	25.00%
Equity in net income (loss) of associated companies	(4,224)	(32)	100	408	—	(3,748)

Consolidation and reconciling adjustments:

Other	38	—	—	—	—	38
Equity in net income (loss) of associated companies	(4,186)	(32)	100	408	—	(3,710)

*In October 2020 our ownership of 22.19% was divested.

At December 31, 2019 (in thousands of $)	Swiss Marine	UFC	Seateam	CCL	Total
Total operating revenue	564,609	8,080	9,565	—	582,254
Gain sale of vessel	—	—	—	—	—
Total operating expense	(561,746)	(7,257)	(9,450)	—	(578,453)
Net operating (loss) income	2,863	823	115	—	3,801
Net (loss) income	371	811	66	—	1,248

Percentage of ownership in investees	17.87%	50.00%	22.19%	25.00%
Equity in net income (loss) of associated companies	66	405	15	—	486

Consolidation and reconciling adjustments:

Other	21	—	(2)	—	19
Equity in net income (loss) of associated companies	87	405	13	—	505

At December 31, 2018 (in thousands of $)	UFC	Seateam	CCL	Total
Total operating revenue	10,956	9,536	—	20,492
Gain sale of vessel	—	—	—	—
Total operating expense	(10,589)	(7,886)	—	(18,475)
Net operating (loss) income	367	1,650	—	2,017
Net (loss) income	297	1,626	—	1,923

Percentage of ownership in investees	50.00%	22.19%	25.00%
Equity in net income (loss) of associated companies	149	363	—	512

Consolidation and reconciling adjustments:

Other	—	—	—	—
Equity in net income (loss) of associated companies	149	363	—	512

We have an equity investment of 17.5% in SwissMarine, formerly known as Singapore Marine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in February 2020 from 17.8% to 17.5% as a result of issuance of additional shares by SwissMarine to its employees. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine in the total amount of $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We have also provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In October 2020, we completed the sale of our 22.19% ownership interest in SeaTeam to OSM Maritime Group. Total consideration allocated to us amounted to $3.6 million, out of which $1.7 million was received on October 20, 2020 upon completion of sale. The remaining outstanding amount is paid in equal parts of $0.9 million on April 1, 2021 and on December 1, 2021. The gain from sale amounted to $2.6 million and was recorded as 'Gain from disposal of associated companies'.

In 2020, cash dividends received from equity method investees amounted to $0.5 million (2019: $0.2 million, 2018: $1.1 million).

21. DEBT

(in thousands of $)	2020	2019
$304.0 million loan and revolving facility	304,014	—
$93.75 million term loan	83,888	90,463
$131.79 million term loan	114,036	125,872
$155.3 million term loan	142,400	155,355
$120.0 million term loan	99,661	107,797
$420.0 million term loan	310,023	320,159
$425.0 million term loan	—	322,502
Total U.S. dollar denominated floating rate debt	1,054,022	1,122,148
Deferred charges	(8,539)	(8,278)
Total debt	1,045,483	1,113,870
Less: current portion	(87,831)	(87,787)
	957,652	1,026,083

Movements in 2020 and 2019 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Deferred charges	Total
Balance at December 31, 2018	1,185,294	167,382	(3,634)	1,349,042
Loan repayments	(453,040)	(168,195)	—	(621,235)
Loan draw downs	389,894	—	—	389,894
Amortization of purchase price adjustment	—	813	—	813
Capitalization of debt issuance cost, net of amortization	—	—	(4,644)	(4,644)
Balance at December 31, 2019	1,122,148	—	(8,278)	1,113,870
Loan repayments	(390,138)	—	—	(390,138)
Loan draw downs	322,012	—	—	322,012
Capitalization of debt issuance cost, net of amortization	—	—	(261)	(261)
Balance at December 31, 2020	1,054,022	—	(8,539)	1,045,483

New $304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This new loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 2.35%. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. Revolving credit facility of $50.0 million is non-amortizing with the maturity date in November 2025. Commitment fee of 0.94% is payable on any undrawn part of revolving credit facility.

As of December 31, 2020, $304.0 million was outstanding under this facility and there were no available undrawn amounts.

$93.75 million and $131.79 million loan facilities
In May 2019, we entered into two credit facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and

$80.2 million credit facility, which financed the 14 vessels acquired from Quintana in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million.

$93.75 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2020, $6.6 million (2019: $3.3 million) was repaid and there was no available undrawn amount.

$131.79 million credit facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $75.6 million. During 2020, $11.8 million (2019: $5.9 million) was repaid and there was no available undrawn amount.

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $93.8 million. During 2020, $13.0 million was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $65.1 million. During 2020, $8.1 million (2019: $8.1 million) was repaid and there was no available, undrawn amount.

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

During 2020, $28.1 million (2019: $20.6 million) was repaid and we drew down $18 million related to our financing of six scrubber installations (2019: $9 million for three installations). As of December 31, 2020, $310.0 million (2019: $320.2 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 (2019: 14) of our Capesize vessels.

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

In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million (2019: $24.7 million) was repaid.

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

With regards to free cash, we have covenanted to retain at least $59.8 million of cash and cash equivalents as at December 31, 2020 (December 31, 2019: $64.1 million) and this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2020 and December 31, 2019, we were in compliance with our covenants.

U.S. Dollar Denominated Fixed Rate Debt
3.07% Convertible Bonds due 2019
In January 2014, the Former Golden Ocean issued a $200 million convertible bond with a 5-year tenor and coupon of 3.07% per year, payable bi-annually in arrears. The convertible bond, which was repaid in full on January 30, 2019, had no regular repayments. At the time of the Merger, we assumed the convertible bond and the conversion price was adjusted based on the exchange ratio in the Merger. The fair value of the convertible bond was determined to be $161.2 million at the time of the Merger based on the quoted price of 80.6%. The difference of $38.8 million, was amortized over the remaining life of the bond so as to maintain a constant effective rate so that the convertible bond would have a value of $200 million on maturity, adjusted for any bond repurchases. In 2018, we acquired a total of $22.4 million (2017: $9.4 million) in nominal value of our outstanding convertible bond at an average price of 97.96% of par value, reducing the outstanding convertible debt balance with an aggregate amount of $31.8 million as of December 31, 2018. As a result of these transactions we recognized a loss of $0.6 million in 2018, which was presented under other financial items. During 2019, $0.8 million (2018: $10.0 million) of the fair value adjustment was amortized and recorded as interest expense.

Deferred charges
Debt issuance costs of $8.5 million at December 31, 2020 (2019: $8.3 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2020 is repayable as follows:

(in thousands of $)
2021	87,831
2022	89,331
2023	307,446
2024	273,065
2025	296,349
Thereafter	—
1,054,022
Deferred charges	(8,539)
1,045,483

Assets pledged

As of December 31, 2020, 67 vessels (2019: 67 vessels) with an aggregate carrying value of $2,267.7 million (2019: $2,339.9 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2020 and 2019 was 2.31% and 2.26%, respectively.

22. ACCRUED EXPENSES

(in thousands of $)	2020	2019
Voyage expenses	16,785	17,997
Ship operating expenses	12,208	20,741
Administrative expenses	695	1,196
Tax expenses	171	117
Interest expenses	4,691	4,688
	34,550	44,739

23. OTHER CURRENT LIABILITIES

(in thousands of $)	2020	2019
Deferred charter revenue	25,504	28,171
Payroll and employee tax accruals	698	714
Bunker obligations on time charter out contracts	435	1,599
Other current liabilities	1,440	11,651
	28,077	42,135

In 2020, we revised our classification of bunker invoices not received to accrued expenses which in prior periods were included under other current liabilities. As of December 31, 2019, accrued bunker invoices amounted to $10.9 million and were presented under other current liabilities.

24. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2020	2019
Interest rate swaps	—	1,569
Foreign currency swaps	268	27
Bunker derivatives	304	25
Forward freight agreements	—	2,255
Asset Derivatives - Fair Value	572	3,876

(in thousands of $)	2020	2019
Interest rate swaps	27,558	9,259
Foreign currency swaps	—	349
Bunker derivatives	134	14
Forward freight agreements	—	833
Liability Derivatives - Fair Value	27,692	10,455

During 2020, 2019 and 2018, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2020	2019	2018
Interest rate swaps	Interest income (expense)	(5,030)	2,163	1,089
	Unrealized fair value gain (loss)	(19,868)	(13,114)	4,474
Foreign currency swaps	Realized gain (loss)	71	(1,139)	(494)
	Unrealized fair value gain (loss)	519	1,353	(59)
Forward freight agreements	Realized gain (loss)	10,207	3,245	1,687
	Options	(1,313)	(2,171)	3,592
Bunker derivatives	Realized gain (loss)	(2,193)	(635)	1,584
	Unrealized fair value gain (loss)	157	338	(708)
		(17,450)	(9,960)	11,165

25. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2020	2019	2018
200 million common shares of $0.05 par value	10,000	10,000	10,000

In September 2018, at our Annual General Meeting ("AGM"), the shareholders approved to increase our authorized share capital from $7,500,000 divided into 150,000,000 common shares of $0.05 par value to $10,000,000 divided into 200,000,000 common shares of $0.05 par value. The AGM also approved to reduce our share premium account to nil, and to credit the amount resulting from the reduction to our contributed surplus account. As a result, $472.5 million in additional paid in capital was reclassified to contributed surplus in 2018.

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2020	2019	2018
Issued shares: Balance at start of year	144,272,697	144,272,697	142,197,697
Shares issued:
- Issue of consideration shares to Hemen	—	—	2,000,000
- Settlement of options	—	—	75,000
Issued shares: Balance at the end of year	144,272,697	144,272,697	144,272,697

Outstanding number of shares: Balance at start of year	143,277,697	143,827,697	142,197,697
Shares issued:	—	—	2,075,000
- Repurchases of shares	—	(855,000)	(445,000)
- Distribution of treasury shares	50,000	305,000	—
Outstanding number of shares: Balance at end of year	143,327,697	143,277,697	143,827,697

With reference to Note 27 Related Party Transactions, we issued 2,000,000 considerations shares in relation to delivery of one vessel in January 2018. In 2018, we issued in total 75,000 shares and received $0.3 million in proceeds in relation to our 2016 Share Option Plan.

No own shares were acquired in 2020. In 2019 and 2018, we acquired an aggregate of 855,000 and 445,000 of our own shares, respectively, in open market transactions under our share buy-back program. The shares were acquired on the Oslo Stock Exchange. As of December 31, 2020, we have repurchased a total of 1,300,000 shares under our share buy-back program, and following a distribution of 355,000 shares in connection with our 2016 Share Option Plan, we held 945,000 treasury shares (December 31, 2019: 995,000 treasury shares, December 31, 2018: 445,000 treasury shares).

In 2020, 2019 and 2018, we paid $7.2 million, $46.6 million and $64.9 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $0.05, $0.33 and $0.45. Refer to "Note 31 Subsequent events" for any subsequent dividend declarations.

As of December 31, 2020, 143,327,697 common shares were outstanding (December 31, 2019: 143,277,697 common shares, December 31, 2018: 143,827,697 common shares), which includes an adjustment for treasury shares in 2020 and 2019 of

945,000 and 995,000, respectively.

26. SHARE OPTIONS

2016 Share Option Plan:
In November 2016, the Board approved the adoption of the 2016 Plan. The 2016 Plan permits share options to be granted to directors, officers and employees (the "Option holders"), of the Company and its subsidiaries. The plan has a 10-year term effective November 2016, unless otherwise determined by the Board. The share options entitle the Option holders to subscribe for common shares at a price per share equal to the exercise price as determined by the Board on the date the share options are granted. The share options have no voting or other shareholder rights.

On April 24, 2020, 550,000 share options were granted to the Chief Executive Officer of Golden Ocean Management AS in accordance with the terms of the 2016 Plan. The share options will have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award is estimated to be $0.8 million.

On September 14, 2020, 275,000 share options were granted to the Chief Financial Officer of Golden Ocean Management AS in accordance with the terms of the 2016 Plan. The share options will have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award is estimated to be $0.4 million.

On November 11, 2020, 275,000 share options were granted to the Chief Commercial Officer of Golden Ocean Management AS in accordance with the terms of the 2016 Plan. The share options will have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award is estimated to be $0.4 million.

	2020 Grant CEO	2020 Grant CFO	2020 Grant CCO
Grant date	April 24, 2020	September 14, 2020	November 11, 2020
Tranche 1	150,000 of the options are exercisable on April 6, 2021 at the earliest, at a subscription price of NOK 35 per share	75,000 of the options are exercisable on September 4, 2021 at the earliest, at a Subscription Price of NOK 32 per share	75,000 of the options are exercisable on December 1, 2021 at the earliest, at a Subscription Price of NOK 33 per share
Tranche 2	150,000 of the options are exercisable on April 6, 2022 at the earliest, at a Subscription Price of NOK 52.50 per share	75,000 of the options are exercisable on September 4, 2022 at the earliest, at a Subscription Price of NOK 48 per share	75,000 of the options are exercisable on December 1, 2022 at the earliest, at a Subscription Price of NOK 49.50 per share
Tranche 3	250,000 of the options are exercisable on April 6, 2023 at the earliest, at a Subscription Price of NOK 70.00 per share	125,000 of the options are exercisable on September 4, 2023 at the earliest, at a Subscription Price of NOK 64 per share	125,000 of the options are exercisable on December 1, 2023 at the earliest, at a Subscription Price of NOK 66 per share

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

Summary of assumptions for share options given in accordance with the terms of the Company's share option scheme from 2016:

	2016 Grant	2020 Grant CEO	2020 Grant CFO	2020 Grant CCO
Grant Date	November 10, 2016	April 24, 2020	September 14, 2020	November 11, 2020
Expected Term (1)	5 years	5 years	5 years	5 years
Expected Volatility (2)	71%	61%	62%	61%
Expected Dividends (3)	Nil	Nil	Nil	Nil
Dilution Adjustment (4)	No	No	No	No
Risk-free Rate (5)	1.55%	0.27%	0.27%	0.4%
Expected Forfeitures (6)	Nil	Nil	Nil	Nil

The fair value of all share options listed above was calculated based on the Black-Scholes method. The significant assumptions used to estimate the fair value of the share options are set out below:
•Expected Term (1):          Given that the exercise price is adjustable for any distribution of dividends made before the relevant options are exercised and that most of the grants is given to top management, we expect that it is reasonable for holders of the granted options to avoid early exercise of the options. As a result, we assumed that the expected term of the options is their contractual term.
•Expected Volatility (2):    We used the historical volatility of the common shares to estimate the volatility of the prices of the shares underlying the share options.
•  Expected dividends (3): For all share options granted the share options exercise price is adjustable for distribution of dividend before the share options are exercised. Therefore, dividend protection features are incorporated to option pricing model by using a zero-dividend yield assumption.
•Dilution Adjustment (4):  The number of share options is considered immaterial as compared to the number of shares outstanding and no dilution adjustment was incorporated in the valuation model.
•Risk-free Rate:                 We used the five-year US Government bond risk-free yield-to-maturity rate of as of respective grant date as an estimate for the risk-free rate to match the expected contractual term of the share options.
•Expected Forfeitures:      We expect that there will be no or very limited forfeitures of non-vested shares options during the terms. This is in line with our historical experience.

The following table summarizes the unvested option activity for the year ended December 31, 2020 and 2019:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Outstanding as of December 31, 2018 - Unvested	226,667	226,667	$3.75	$2.47
Granted	—	—
Exercised	305,000	305,000	$3.61	$2.47
Exercisable	240,000	240,000	$3.43	$2.47
Forfeited	—	—	—	—
Outstanding as of December 31, 2019 - Unvested	—	—	—	—
Granted	1,100,000	1,100,000	$5.48	$1.48
Exercised	50,000	50,000	$3.38	$2.47
Exercisable	190,000	190,000	$3.38	$2.47
Forfeited
Outstanding as of December 31, 2020 - Unvested	1,100,000	1,100,000	$5.48	$1.48

The following table summarizes certain information about the options outstanding as of December 31, 2020 and 2019:

	Options Outstanding and Unvested, December 31, 2020			Options Outstanding and Exercisable, December 31, 2020
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$5.48	1,100,000	$5.48	4.55	190,000	$3.38	0

	Options Outstanding and Unvested, December 31, 2019			Options Outstanding and Exercisable, December 31, 2019
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$3.43	—	$0.00	0.00	240,000	$3.43	0.00

For the year ended December 31, 2020 and 2019 the share based compensation was $0.3 million and $0.5 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2020, we settled the exercise of 50,000 share options by distributing the same amount of treasury shares. With reference to Note 25, we issued 305,000 shares in 2019 as a result of the exercise of share options in 2019.

As at December 31, 2020 and 2019, the estimated cost relating to non-vested share options not yet recognized was $1.6 million and nil, respectively.

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

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 11 Operating Leases and Note 18 Finance Leases for additional information related to these contracts.

We are the commercial manager for nine (2019: 14) dry bulk and 16 (2019: 14) container vessels owned and operated by SFL. Pursuant to the management agreements, we receive $125 per day per vessel for managing four of the nine dry bulk vessels, $75 per day per vessel for managing three of the nine dry bulk vessels and $37.5 per day per vessel for managing the remaining two dry bulk vessels (2019: $125 per day for seven and $75 per day for seven, 2018: $125 per day for seven and $75 per day for seven) and $75 per day per vessel for managing the 16 container vessels (2019: $75 per day per vessel for managing the 14 container vessels, 2018: $75 per day per vessel for managing the 14 container vessels).

Seatankers
We are the commercial manager of 25 (2019: 15) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2019: $125, 2018: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short term time charters.

Capesize Chartering

In February 2015, CCL, a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a RSA. The purpose of the joint venture is to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels that are intended to trade on the spot market and ultimately achieve improved scheduling ability and with the overall aim of enhancing economic efficiencies. Each participating vessel owner continues to be responsible for the operating, accounting and technical management of its respective vessels. As of December 31, 2020, 23 of our Capesize vessels were included in the RSA.

United Freight Carriers
United Freight Carriers LLC (''UFC''), is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 20, in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.3 million.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $19.5 million in the year ended December 31, 2020.

TFG Marine
With reference to Note 20, in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $67.5 million to TFG Marine in relation to bunker procurement in 2020. We also issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of December 31, 2020, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as at December 31, 2020.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $27,529 per vessel (2019: $27,928 per vessel). This fee is subject to annual review.

Ship Management
The ship management of our vessels is provided by external ship managers, except for 20 (2019: 20) vessels, which has been provided by Seateam, a related party up to October 2020 (please refer to Note 20).

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

With reference to Note 31, in February 2021, we entered into a Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million from affiliates of Hemen, the Company's largest shareholder.

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

A summary of net amounts charged by related parties in 2020, 2019 and 2018 is as follows:

(in thousands of $)	2020	2019	2018
Frontline	3,216	3,402	3,687
SFL	38,459	37,069	29,484
Seateam	2,552	3,636	3,783
Seatankers	31,955	8,708	12,325
CCL	23	1,154	62
Hemen	—	—	1,338
TFG Marine	69,946	—	—
	146,151	53,969	50,679

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, settlement with CCL, interest costs and technical supervision fees.
A summary of net amounts charged to related parties in 2020, 2019 and 2018 is as follows:

(in thousands of $)	2020	2019	2018
SFL	957	894	793
Seatankers	954	665	681
Northern Drilling	50	50	28
SwissMarine	19,528	—	—
CCL	2,965	—	2,557
	24,454	1,609	4,059

Net amounts charged to related parties mainly comprise commercial management and general management fees and settlement with CCL.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2020	2019	2018
Time charter revenues	19,528	—	—
Other revenues	1,961	1,609	1,502
Other operating income (expenses)	2,965	(1,154)	2,557
Voyage expenses and commissions	(69,946)	—	—
Ship operating expenses	(11,574)	(5,758)	(6,091)
Charter hire expenses¹	(63,468)	(45,777)	(41,809)
Administrative expenses	(1,163)	(1,280)	(1,441)
Interest on credit facilities	—	—	(1,338)
	(121,697)	(52,360)	(46,620)

1) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
Frontline	—	3,886
UFC	3	—
SwissMarine	—
Seatankers	—	1,294
	3	5,180

A summary of short-term balances owed to related parties as of December 31, 2020 and 2019 is as follows:

(in thousands of $)	2020	2019
CCL	1,440	2,060
Frontline	322	1,284
Seatankers	60	—
SFL	—	618
TFG Marine	2,424	—
Other	588	8
Credit loss allowance	31	—
	4,865	3,970

As at December 31, 2020 and December 31, 2019, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 11 Operating Leases and Note 18 Finance Leases for additional information.

Hemen owned $124.4 million of the Convertible Bond which was fully repaid at maturity in January 2019. In 2018, we issued an aggregate of 2,000,000 shares to Hemen in connection with a vessel acquisition.

We have periodically issued share options as disclosed in Notes 26 of these consolidated financial statements.

28. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2020, we have interest rate swaps whereby the floating rate on a notional principal amount of $500 million (December 31, 2019: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the swap contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as at December 31, 2020 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating, pay fixed	50,000	April 2017	April 2022	1.86%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating, pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating, pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating, pay fixed	50,000	March 2020	March 2027	0.74%
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

As of December 31, 2020, we had short positions through FFA of net 195 days with maturity in 2021 and we had long positions of net 180 days with maturity in 2022.
Bunker derivatives
We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the bunker contracts but this risk is considered remote as the counter parties are usually what we consider well established banks or other well-known institutions in the market.

As of December 31, 2020 and December 31, 2019, we had outstanding bunker swap agreements for about 2.9 thousand and 4.2 thousand metric tonnes, respectively.

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

As of December 31, 2020, we had contracts to swap USD to NOK for a notional amount of $1.5 million. As of December 31, 2019, we had contracts to swap USD to NOK for a notional amount of $2.6 million in addition to contracts to swap USD to EUR for a notional of $6.1 million.

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

The carrying value and estimated fair value of our financial instruments at December 31, 2020 and December 31, 2019 are as follows:

		2020	2020	2019	2019
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	153,093	153,093	153,060	153,060
Restricted cash	1	22,009	22,009	10,185	10,185
Marketable securities	1	3,684	3,684	13,861	13,861
Related party shareholder loans	2	6,228	6,228	10,700	10,700
Derivative assets	2	572	572	3,876	3,876
Liabilities
Long term debt - floating	2	1,054,022	1,054,022	1,122,148	1,122,148
Derivative liabilities	2	27,692	27,692	10,455	10,455

There have been no transfers between different levels in the fair value hierarchy in 2020 and 2019.

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
•Shareholder loans - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2020, the value of the Golden Shea, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2020, our right of use assets were impaired and accordingly measured at fair value on a nonrecurring basis. The fair value was based on level three inputs. As at March 31, 2020, at the time when impairment tests were performed, operating lease right of use assets were measured at a combined fair value of $119.3 million and finance lease right of use assets were measured at a combined fair value of $25.0 million. The fair value of right of use assets is derived on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases.

In calculating discounted cash flows, we must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. All of these assumptions are significant unobservable inputs based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the number of days over the remaining lease term. The estimated daily time charter equivalent rates used are based on a combination of (i) forward freight market rates and (ii) an estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved.

At March 31, 2020, at the date of impairment tests, significant unobservable inputs were as follows:

Significant unobservable input	Range (all vessels)	Weighted average
Forward freight market rates adjusted for scrubber earnings	$8,554 to $15,419 per day	$15,044 per day
Implied charter rates adjusted for scrubber earnings	$12,715 to $15,584 per day	$13,857 per day
Ship operating expenses per day, including drydocking costs	$5,328 to $7,754 per day	$6,918 per day
Offhire	1 to 38 days per year	5.61 days per year

The weighted average was calculated by weighting the data based on fair value of vessels.

During the year ended December 31, 2019, none of our assets were measured at fair value on a nonrecurring basis.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in Eneti Inc. and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

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

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DNB. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

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

As of December 31, 2020, we have seven vessels held under finance lease and four vessels held under operating lease. Refer to Note 11 Operating Leases and Note 18 Finance Leases for additional information.

We sold eight vessels to SFL in 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2020, the Company had no material firm capital commitments.

With reference to Note 20 Equity Method Investments and the joint venture company between us, Frontline and companies in the Trafigura Group, we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of December 31, 2020, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2020.

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

31. SUBSEQUENT EVENTS

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel is expected to be delivered to its new owners in the second quarter of 2021 and the total estimated net cash flow from the transaction is expected to be approximately $2.9 million. We expect to record an impairment of approximately $4.2 million from the sale in the first quarter of 2021.

On February 16, 2021, we repaid the outstanding balance of $50.0 million on the $50.0 million revolving credit facility under the $304.0 million term loan and revolving credit facility. The facility is available to be redrawn in its full amount at our convenience.

In February 2021, we entered into a binding Heads of Agreement to acquire 18 modern dry bulk vessels for a total consideration of $752 million. The transaction will be financed by $338 million in new equity capital. The vessels will be acquired from affiliates of Hemen, the Company's largest shareholder. Affiliates of Hemen also agree to provide a $414 million debt facility, representing the balance of the purchase price, with an 18-month tenor. The loan will bear an interest rate of LIBOR plus a margin of 2.35% and shall be repaid in accordance with a 17-year linear repayment profile. The loan facility is contemplated to be refinanced on favorable terms in the international debt market after completion of the transaction.

Notwithstanding the foregoing, the closing of the acquisition is subject to customary conditions to closing and entry into final binding loan agreements and other documentation, substantially in accordance with the Heads of Agreement we have entered into.

In February 2021, we completed a Private Placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Hemen subscribed for 27,103,773 new shares, equivalent to $169 million. Following issuance of the shares, the Company will have 198,480,244 issued common shares each having a par value of $0.05.

There continues to be economic uncertainty relating to COVID-19 pandemic, the effect of this uncertainty remains unknown and can have a negative impact on our cash flows if market spot rates decrease to levels below our average cash break-even rates.