Form 20-F
period 2021-12-31
Golden Ocean Group Ltd
filed 2022-03-24
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______________________________

For the transition period from ____ to ____.

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

200,435,621 Common Shares, Par Value $0.05 Per Share

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

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS AND SUMMARY OF RISK FACTORS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the "PSLRA"), provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We are taking advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This annual report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This annual report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could," "seeks," "potential," "continue," "contemplate," "possible," "might," "forecasts," "may," "should" and similar expressions or phrases may identify forward-looking statements.
The forward-looking statements in this annual report are based upon various assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors and matters discussed elsewhere herein, and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•general market trends in the dry bulk industry, which is cyclical and volatile, including fluctuations in charter hire rates and vessel values;
•a decrease in the market value of our vessels;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•an oversupply of dry bulk vessels, which may depress charter rates and profitability;
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
•vessel breakdowns and instances of offhire;
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
•effects of new products and new technology in our industry, including the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate;
i

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
•fluctuations in currencies, interest rates and foreign exchange rates and the impact of the discontinuance of the London Interbank Offered Rate ("LIBOR"), after June 30, 2023 of our debt that reference LIBOR in the interest rate;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy or international hostilities, including the ongoing developments in the Ukraine region;
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

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in U.S. dollars.

A.  [RESERVED]

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in international dry bulk shipping. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize the risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 23, 2022.

Risk Factors Summary

The principal risks that could adversely affect, or have adversely affected, our Company’s business, operation results and financial conditions are categorized and detailed below.

•Risk Related to Our Industry

Our assets operate worldwide within the dry bulk shipping sector which is volatile and unpredictable. Several risk factors including but not limited to our global and local market presence will impact our widespread operations. We are exposed to regulatory, statutory, operational, technical, counterpart, environmental, and political risks, developments and regulations that may impact and or disrupt our business. Details of specific risks relating to our industry are described below.

•Risks Related to our Business

Our Company is subject to a significant number of external and internal risks. As an entity incorporated in Bermuda with operations in different jurisdictions, markets and industries, with numerous employees, shareholders, customers and other stakeholders with varying interests, we engage activities, operations and actions that would result in harming our Company, financial performance, position and ability to maintain. Details of specific risks relating to our Company are described below.

•Risk Related to an Investment in Our Securities

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore sales of our common shares or conversions of our convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

Some risks are static while other risks may change and will vary depending on global and corporate developments that may occur now or in the future. The risk factors below identify risks relating to our industry, Company and common shares. These risks may not cover all risk factors applicable to the Company.

Risks Related to Our Industry
Charter hire rates for dry bulk vessels are volatile, have fluctuated significantly the past years and may decrease below our break-even rates in the future, which may adversely affect our earnings, revenues and profitability and our ability to comply with our loan covenants.

Substantially all of our revenues are derived from a single market, the dry bulk segment, and therefore our financial results are subject to the cyclicality of the dry bulk shipping industry and any attendant volatility in charter hire rates and profitability. The degree of charter hire rate volatility among different types of dry bulk vessels has varied widely, and time charter and spot market rates for dry bulk vessels have in the recent past declined below operating costs of vessels.

The dry bulk charter market, from which we derive and plan to continue to derive our revenues, has been extremely strong in 2021, with freight rates at decade-high levels in the start of fourth quarter of 2021 due to a combination of higher demand and supply-side inefficiencies. In January 2022, we saw spot rates fall to low levels, following normal seasonal patterns as well as impacted by the Olympic games in China, which has reduced industrial activity in the region. The rates improved in February and March 2022, however we cannot guarantee any trend towards recovery will continue, including recent hostilities between Russia and Ukraine.

Charter rate fluctuations result from changes in the supply and demand for vessel capacity for the major commodities carried on water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable. Since we charter our vessels principally in the spot market, we are exposed to the cyclicality and volatility of the spot market. Please refer to risk factor "We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay our dividends."

Furthermore, a significant decrease in charter rates would cause asset values to decline which may require us to record an impairment charge in our consolidated financial statements, which in turn could adversely affect our financial results. In 2020, we recorded an impairment loss of $94.2 million on our leased assets equal to the difference between the asset's carrying value and fair value, which has been recorded as a result of an impairment review performed on an asset by asset basis. In 2021, we have not had any impairment losses on our leased assets. Further, because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2021 and 2020, we recorded impairment losses of $4.2 million and $0.7 million, respectively, related to sales of vessels. There were no sales of vessels in 2019.

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
•global and regional economic and political conditions, armed conflicts, including the recent conflicts between Russia and Ukraine, including developments in international trade and fluctuations in industrial and agricultural production;
•disruptions and developments in international trade;
•changes in seaborne and other transportation patterns, including the distance cargo is transported by sea;
•international sanctions, embargoes, import and export restrictions, nationalizations, piracy and terrorist attacks;
•legal and regulatory changes including regulations adopted by supranational authorities and/or industry bodies, such as safety and environmental regulations and requirements;
•weather and natural disasters;
•currency exchange rates, most importantly versus USD; and
•pandemics, such as the COVID-19 outbreak, and other diseases and viruses, affecting livestock and humans.

Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply of dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business results, results of operations and ability to pay dividends.

Factors that influence the supply of vessel capacity include:
•number of newbuilding orders and deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•port and canal congestion;
•potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties;
•the degree of recycling of older vessels, depending, among other things, on recycling rates and international recycling regulations;
•number of vessels that are out of service, namely those that are laid-up, drydocked, awaiting repairs or otherwise not available for hire;
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
Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.
Global economic conditions may negatively impact the dry bulk shipping industry and we face risks attendant in economic and regulatory conditions around the world.
Major market disruptions and adverse changes in market conditions and regulatory climate in China, the United States, the European Union and worldwide may adversely affect our business or impair our ability to borrow amounts under credit facilities or any future financial arrangements.
Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic activity levels, led by China, have improved, the outlook for China and the rest of the world remains uncertain and is highly dependent on the path of COVID-19 and measures taken by governments around the world in response to it. Global vaccination rates and effectiveness, together with the development of COVID-19 variants, could impact sustainability of this recovery, in addition to dry-bulk-specific seasonality described in further detail below. In addition, the International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China could derail recovery from the impacts of COVID-19.
While global economic conditions have generally improved, any renewed adverse economic and governmental factors, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

An over-supply of dry bulk vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.
In the past, the supply of dry bulk vessels has outpaced vessel demand growth over the past few years, thereby causing downward pressure on charter rates. In such cases, if the supply of dry bulk vessels is not fully absorbed by the market, charter rates and value of the vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with current or future covenants in any of our agreements.
Risks involved with operating ocean-going vessels could result in the loss of life or harm to our seafarers, environmental accidents or otherwise affect our business and reputation, which could have a material adverse effect on our results of operations and financial condition.

The operation of an ocean-going vessel carries inherent risks. These risks include the possibility of:
•loss of life or harm to seafarers;
•an accident involving a vessel resulting in damage to the asset or a total loss of the same;
•a marine disaster;
•terrorism;
•piracy or robbery;
•environmental accidents;
•cargo and property losses and damage; and
•business interruptions caused by mechanical failure, human error, war, political action in various countries, labor strikes, or adverse weather conditions.

Any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable dry bulk operator.

Political instability, terrorist or other attacks, war, international hostilities and global public health threats can affect the seaborne transportation industry, which could adversely affect our business.

We conduct most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, geopolitical events such as Brexit, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other recent occurrences in the Middle East, Ukraine, and in other geographic areas and countries, as well as the public health concerns stemming from the ongoing COVID-19 outbreak.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region and most recently in the Black Sea in connection with the recent conflicts between Russia and Ukraine. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, President Biden and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business. Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures. Any violations of sanctions by our charter parties, any extension or worsening of the conflict in these regions, as well as any significant sanctions resulting from the conflicts that affect, among other things, the performance of our charter party agreements specifically or the dry bulk industry more generally, may have a material adverse impact on our future performance, results of operations, cash flows and financial position.

In addition, public health threats, such as COVID-19, influenza and other highly communicable diseases or viruses, outbreaks of which have from time to time occurred in various parts of the world in which we operate, including China, Japan and South Korea, which may even become pandemics, such as the COVID-19 virus, could lead to a significant decrease of demand for the transportation of dry bulk cargoes. Such events may also adversely impact our operations, including timely rotation of our crews, the timing of completion of any outstanding or future newbuilding projects or repair works in drydock as well as the operations of our customers. Delayed rotation of crew may adversely affect the mental and physical health of our crew and the safe operation of our vessels as a consequence.

Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto.

In response to the outbreak of COVID-19 in late 2019 governments and governmental agencies around the world took numerous actions, including travel bans, quarantines, and other emergency public health measures, including lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. By 2021, however, many of these measures were relaxed and as part of a broader economic recovery, freight rates reached unprecedented levels in the year. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, as we experienced in 2020 and we may experience in the future including, among other things:

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

Measures against COVID-19 in a number of countries have restricted crew rotations on our vessels, which may continue or become more severe. As a result, in 2021, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with such measures. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2021, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

This and future epidemics may affect personnel operating payment systems through which we receive revenues from the chartering of our vessels or pay for our expenses, resulting in delays in payments. We continue to focus on our employees well-being, whilst making sure that our operations continue undisrupted and at the same time, adapting to the new ways of operating. As such employees are encouraged and in certain cases required to operate remotely which significantly increases the risk of cyber security attacks.

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
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Since 1978, there has been an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a ''market economy'' and enterprise reform. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.
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
The Chinese legal system is based on written statutes and their legal interpretation by the Standing Committee of the National People's Congress. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, there is a general lack of internal guidelines or authoritative interpretive guidance and because of the limited number of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems.
To the extent our charters, shipbuilding contracts and financing agreements that are governed by English law, if we are required to commence legal proceedings against a customer, a shipbuilder or a lender based in China, we may have difficulties in enforcing any judgment rendered by an English court (or other non-Chinese court) in China.
Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels that are either chartered to Chinese customers or that call to Chinese ports and our vessels that undergo drydocking, or to which we install scrubbers, at Chinese shipyards, and the financial institutions with whom we have entered into financing agreements, could have a material adverse effect on our business, results of operations and financial condition.
If our vessels may call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our shares of common stock and its trading price.
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2021 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws during 2021, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The applicable sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or expanded over time. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future the subject of sanctions imposed by the United States, EU and and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2021, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

Compliance with safety and other vessel requirements imposed by classification societies may require additional investments and could reduce our net cash flows and net income.
A classification society authorized by the country of registry of a commercial vessel must certify such vessel as being "in class" and safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified “in class” by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or “the Rules,” which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being “in class” by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).
Additionally a vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. Alternatively, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection.
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
Compliance with the above requirements may require significant additional investments by us. If any vessel does not maintain its class or fails any annual, intermediate or special survey or drydocking, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Additionally, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Certain investors and lenders may exclude transportation companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. Companies which do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

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

Many environmental requirements are designed to reduce the risk of pollution and our compliance with these requirements could be costly. For example, Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber As of March 23, 2022, 23 of our vessels have been equipped with scrubbers to comply with this change in regulation ("Scrubber Program") and as of January 1, 2020, we have transitioned to burning IMO compliant fuels in our non-scrubber equipped vessels as necessary.

In addition, regulations relating to ballast water discharge may adversely affect our revenues and profitability. The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention (the "IOPP") renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently have 10 vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed and will need such systems installed on the first upcoming IOPP renewal in order to be D-2 compliant. Costs in order to become D-2 compliant for these vessels is estimated to be approximately $8.0 million in total.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (''VGP'') program and U.S. National Invasive Species Act (''NISA'') are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (''VIDA''), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency (“EPA”) develop national standards of performance for approximately 30 discharges, similar to those found in the VPG within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. Within two years after the EPA publishes its final Vessel Incidental Discharge National Standards of Performance, the U.S. Coast Guard must develop corresponding implementation, compliance and enforcement regulations regarding ballast water. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Please see “Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code (the “ISM Code”). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the “ISPS Code”), and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates, and financial assurances with respect to our operations.

Please see “Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry” for a discussion of the environmental and other regulations applicable to us.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 17 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our customers' or our cash flows.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own.

Governments could requisition our vessels during a period of war or emergency resulting in a loss of earnings.

A government of a vessel's registry could requisition for title or seize one or more of our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Such government could also requisition one or more of our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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
•the balance between the supply of and demand for ships of a certain type;
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

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2021 and 2020, we recorded impairment losses of $4.2 million and $0.7 million, respectively, related to the sales of vessels. There were no sales of vessels in 2019. The carrying values of our owned and leased vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for owned vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. In 2020, we recorded an impairment loss of $94.2 million on our leased vessels equal to the difference between the asset's carrying value and fair value, which was recorded as a result of an impairment review performed on an asset by asset basis. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We are dependent on spot charterers and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.
As of December 31, 2021, 84 of the 92 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable time rate charters, and we are therefore exposed to fluctuations in spot market charter rates. We may also employ any additional vessels that we acquire to take delivery of in the spot market.

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

Historically, the dry bulk markets have been volatile as a result of the many conditions and factors that can affect the price, supply of and demand for dry bulk capacity. Weak global economic trends may further reduce demand for transportation of dry bulk cargoes over longer distances, which may materially affect our revenues, profitability and cash flows. The spot market may fluctuate significantly based upon supply of and demand for vessels and cargoes. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. The spot market is volatile and there have been periods when spot rates have declined below the operating cost of vessels. If future spot market rates decline, then we may be unable to operate our vessels trading in the spot market profitably, or meet our obligations, including payments on indebtedness, or to pay dividends in the future. Furthermore, as charter rates for spot charters are fixed for a single voyage, which may last up to several weeks during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or on vessels that we may acquire in the future, or the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources.

Our credit facilities impose operating and financial restrictions, which could significantly limit our ability to execute our business strategy and increase the risk of default under our debt obligations.

As of December 31, 2021, we had $1,273.7 million of outstanding indebtedness under our credit facilities and debt securities, of which $105.9 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders
Our credit facilities impose operating and financial restrictions on us that limit our ability, or the ability of our subsidiaries party thereto, as applicable, to:
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

Technological innovation and quality and efficiency requirements from our customers could reduce our charter hire income and the value of our vessels.

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels with more fuel efficient designs than our vessels, or eco vessels, and if new dry bulk vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

We may be unable to successfully compete with other vessel operators for charters, which could adversely affect our results of operations and financial position.

The operation of dry bulk vessels and transportation of dry bulk cargoes is extremely competitive. Competition for the transportation of dry bulk cargoes by sea is intense and depends on price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels. The dry bulk market is highly fragmented. Due in part to the highly fragmented market, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels, which could adversely affect our results of operations and financial position.

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
Volatility of LIBOR and potential changes of the use of LIBOR as a benchmark could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on LIBOR, movements in interest rates could negatively affect our financial performance. The publication of U.S. Dollar LIBOR for the one-week and two-month U.S. Dollar LIBOR tenors ceased on December 31, 2021, and the ICE Benchmark Administration (“IBA”), the administrator of LIBOR, with the support of the United States Federal Reserve and the United Kingdom’s Financial Conduct Authority, announced the publication of all other U.S. Dollar LIBOR tenors will cease on June 30, 2023. The United States Federal Reserve concurrently issued a statement advising banks to cease issuing U.S. Dollar LIBOR instruments after 2021. As such, any new loan agreements we enter into will not use LIBOR as an interest rate, and we will need to transition our existing loan agreements from U.S. Dollar LIBOR to an alternative reference rate prior to June 2023.
In response to the anticipated discontinuation of LIBOR, working groups are converging on alternative reference rates. The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR”. At this time, it is not possible to predict how markets will respond to SOFR or other alternative reference rates. The impact of such a transition from LIBOR to SOFR or another alternative reference rate could be significant for us.

In order to manage our exposure to interest rate fluctuations under LIBOR, SOFR or any other alternative rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Interest rate derivatives may also be impacted by the transition from LIBOR to SOFR or other alternative rates.
Our financing agreements contain a provision requiring or permitting us to enter into negotiations with our lenders to agree to an alternative interest rate or an alternative basis for determining the interest rate in anticipation of the cessation of LIBOR. These clauses present significant uncertainties as to how alternative reference rates or alternative bases for determination of rates would be agreed upon, as well as the potential for disputes or litigation with our lenders regarding the appropriateness or comparability to LIBOR of any substitute indices, such as SOFR, and any credit adjustment spread between the two benchmarks. In the absence of an agreement between us and our lenders, most of our financing agreements provide that LIBOR would be replaced with some variation of the lenders’ cost-of-funds rate. The discontinuation of LIBOR presents a number of risks to our business, including volatility in applicable interest rates among our financing agreements, potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited ("Hemen") and certain related companies whose shares are indirectly held by trusts settled by Mr. Fredriksen, our director, for the benefit of his family beneficially own approximately 39.2% of our issued and outstanding common shares as of March 23, 2022.

Hemen is also a principal shareholder of a number of other large publicly traded companies involved in various sectors of the shipping and oil services industries (the "Hemen Related Companies"). In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy, Mr. Svelland and Mr. Jensen, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline Ltd. (NYSE:FRO) ("Frontline"), SFL Corporation Ltd. (NYSE:SFL) ("SFL"), Archer Limited (OSE:ARCHER) ("Archer"), Avance Gas Holding Ltd. (OSE:AGAS) ("Avance"), ST Energy Transition 1 Ltd. (NASDAQ: STET) (''ST ENERGY'') and Flex LNG Ltd. (OSE:FLNG) ("FLEX"). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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
For so long as Hemen owns a significant percentage of our outstanding ordinary shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our ordinary shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our ordinary shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.
The increased costs associated with operating and maintaining secondhand vessels could adversely affect our earnings.

In general, the costs to operate and maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this annual report, the average age of our dry bulk vessel fleet is approximately 6.9 years. In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour. After this sale, the average age of our dry bulk fleet is estimated to be approximately 6.8 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.
Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.
As of December 31, 2021, we had contracts for seven newbuilding vessels. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

Changes in the price of fuel, or bunkers, may adversely affect our profits.
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. While we believe that we can transfer increased cost to the customer, and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (the "OPEC"), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

In addition, if the recent sharp increase in crude oil prices and widening of the spread between the prices of high sulfur fuel and low sulfur fuel resulting from conflict between Russia and Ukraine continues, this might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.

Operational risks and damage to our vessels could adversely impact our performance.
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Please also see "Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto,"

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover at all or in full. The loss of revenues while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, may adversely affect our business and financial condition. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located relative to our vessels' positions. The loss of earnings while these vessels are forced to wait for space or to travel to more distant drydocking facilities may adversely affect our business and financial condition.
Further, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could negatively impact our business, financial condition, results of operations and cash flows.
The operation of dry bulk vessels has certain unique operational risks. With a dry bulk vessel, the cargo itself and its interaction with the ship can be a risk factor. By their nature, dry bulk cargoes are often heavy, dense and easily shifted, and react badly to water exposure. In addition, dry bulk vessels are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the dry bulk vessel. Dry bulk vessels damaged due to treatment during unloading procedures may be more susceptible to a breach at sea. Hull breaches in dry bulk vessels may lead to the flooding of their holds. If flooding occurs in the forward holds, the bulk cargo may become so waterlogged that the vessel's bulkheads may buckle under the resulting pressure leading to the loss of the dry bulk vessel. These risks may also impact the risk of loss of life or harm to our crew.
If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition or results of operations. In addition, the loss of any of our vessels could harm our crew and our reputation as a safe and reliable vessel owner and operator.

We rely on our and our ship managers' information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasing sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information systems.

We may be required to expend significant capital and other resources to protect against and remedy any potential or existing security breaches and their consequences. A cyber-attack could also lead to litigation, fines, other remedial action, heightened regulatory scrutiny and diminished customer confidence. In addition, our remediation efforts may not be successful and we may not have adequate insurance to cover these losses.

The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the recent conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
Failure to comply with the U.S. Foreign Corrupt Practices Act could result in fines, criminal penalties and an adverse effect on our business.
We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the "FCPA"), and other anti-bribery legislation. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management. Though we have implemented monitoring procedures and required policies, guidelines, contractual terms and audits, these measures may not prevent or detect failures by our agents or intermediaries regarding compliance.

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
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These insurances include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, freight, demurrage and defense insurance and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.

We cannot assure you that we will be able to obtain adequate insurance coverage for our vessels in the future or renew our existing policies on the same or commercially reasonable terms, or at all. For example, more stringent environmental regulations have in the past led to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, results of operations, cash flows, financial condition and ability to pay dividends. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies may be subject to limitations and exclusions, which may increase our costs or lower our revenues, thereby possibly having a material adverse effect on our business, results of operations, cash flows and financial condition and ability to pay dividends.

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

Based on our current and proposed method of operation, we do not believe that we are or that we have been or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".
Although there is no direct legal authority under the PFIC rules addressing our method of operation there is substantial legal authority supporting our position consisting of case law and the United States Internal Revenue Service (the "IRS"), pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority that characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.
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
We may not qualify for an exemption under Section 883 of the Code, and may therefore have to pay tax on United States source income, which would reduce our earnings.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2021 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2022. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
Our executive offices, administrative activities and the majority of our assets are located outside the United States. In addition, most of our directors and officers are not United States residents. As a result, it may be more difficult for investors to effect service of process within the United States upon us, or to enforce both in the United States and outside the United States judgments against us in any action, including actions predicated upon the civil liability provisions of the United States federal securities laws.
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
In the future we may offer additional shares or other securities to finance new projects, in connection with unanticipated liabilities or expenses or for any other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our common shares, as well as our earnings per share and our net asset value per share, which could have a material adverse effect on the market price of our common shares.

We cannot assure you that our board of directors will declare dividend payments in the future.

The declaration and payment of dividends, if any, will always be subject to our board of director's discretion. The timing and amount of any dividends declared will depend on, among other things, our earnings, financial condition and cash requirements and availability, our ability to obtain debt and equity financing on acceptable terms as contemplated by our growth strategy. In addition, other external factors, such as our lenders imposing restrictions on our ability to pay dividends under the terms of future loan facilities we may enter into, may limit our ability to pay dividends.

Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends.

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

We are engaged primarily in the ownership and operation of dry bulk vessels. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and UK. We are also involved in the charter, purchase and sale of vessels.

Historical business purpose and the Merger

We were originally established for the purpose of owning and operating five very large crude oil carriers ("VLCCs"). However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring secondhand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 special purpose companies ("SPCs"), from Frontline 2012 Ltd ("Frontline 2012"), each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

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

Our Acquisitions, Disposals and Newbuildings

We entered into the following acquisitions and disposals in 2019, 2020, 2021 and 2022 (to date):

In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for $9.6 million. The vessel was delivered to her new owner in March 2021.
In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to her new owners and final payment received in April 2021.

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd., our largest shareholder (the “Vessel Acquisitions”). We took delivery of all vessels and newbuildings in the first six months of 2021.

In September and October of 2021, the Company entered into agreements to construct a total of seven Kamsarmax vessels. The vessels are expected to be delivered by the first quarter of 2024.

In November 2021, we sold two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for $37.2 million.

In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52 million. The vessels are expected to be delivered to their new owner in the second quarter of 2022 and the total estimated net cash flows from the transaction are expected to be approximately $30.7 million. The Company expects to record a gain of approximately $9.6 million from the sale in the second quarter of 2022.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 23, 2022, we owned 81 dry bulk vessels and had construction contracts for seven newbuildings. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and three chartered in on operating leases from unrelated third parties). Six of our vessels are chartered-out on fixed rate time charters, 31 of our vessels are chartered out on index linked rate time charters and the remaining 55 vessels operate in the spot market.

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

Capesize Chartering Ltd
In February 2015, Capesize Chartering Ltd ("CCL"), a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a RSA. The purpose of the joint venture was to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels and ultimately achieve improved scheduling ability and enhance economic efficiencies. Each CCL participating vessel owner continued to be responsible for the operating, accounting and technical management of its respective vessels. In August 2021, we announced termination of our relationship with CCL. With the Vessel Acquisition in 2021, we gained the critical mass to achieve the benefits of scale outside of the joint venture and during the fourth quarter of 2021, the last of the Company’s vessels trading in the CCL pool were redelivered. We now have full commercial control of our Capesize fleet, where all of our vessels are managed by a single commercial management platform, and we have better control of the commercial strategy.

Our Environmental, Social and Governance Efforts

Environment

Environmental risk management is an integrated part of our daily operations and management processes. We review all identified risks to the environment, which allows us to establish appropriate management tools and safeguards in place. Our Management System is ISO-compliant and in accordance with the ISM Code. Our Ship Energy Efficiency Management Plans (“SEEMP”) allows for a granular risk assessment for each individual vessel's performance as well as providing a thorough system for reporting.

Together with companies such as Avance Gas, Flex LNG, Frontline and SFL, Golden Ocean established the ESG forum. The goal is to design industry-leading approaches to ESG risk management and reporting parameters to ensure best-in-class performance.

Social

Health and safety matters remain our highest priority area, also when selecting our business partners. This focus has proven to be all the more important since the onset of the COVID-19 pandemic. Our actions in this area include instituting safety measures for our crew. As of the date of this report, approximately 85% of our crew is vaccinated.

Our employment policy follows and enforces the principles outlined in the UN Guiding Principles on Business and Human Rights. It is of the utmost importance that all our employees receive fair and equal treatment irrespective of race, gender, colour, religion, age, sexual orientation, marital status, national origin, disability, ancestry, political opinion or any other personal bias. We strictly prohibit discrimination or harassment in any form or fashion.

Governance

We have a risk-based approach to compliance with established policies and procedures which clearly set out how we manage ESG issues. These policies and procedures are designed to mitigate risks and reduce potential negative ESG impacts. All policies and procedures were updated in 2021.

The Board of Directors (BoD) oversees our ESG strategy and the Board has considered what constitutes material ESG matters to the company. The BoD annually reviews our ESG report and is responsible for ensuring that appropriate and effective ESG related risk management and internal control systems are in place. Our Code of Conduct and corporate governance framework are also reviewed annually.

The Executive Management Team, led by the CEO, recognises the importance of climate-risk and opportunities and their impact on the future of the shipping industry. The Executive Management Team leads the strategy process and risk management and discusses risks and opportunities with the technical department and, more generally, in the ESG Forum (outlined above). The Team reports all material climate-related risks and opportunities to the Board – i.e. divestments and investments impacting the carbon emission profile of Golden Ocean.

Our Decarbonisation Strategy

On average, our vessels are 6.8 years old, representing one of the most energy-efficient fleets with the lowest emission levels in the dry bulk industry. Renewal of the fleet is part of the Company’s strategy to ensure we operate a modern, fuel-efficient fleet with a reduced emissions profile.

Decarbonisation is a strategic priority. This includes addressing direct emissions and climate-related risks of regulatory changes, mainly through initiatives to reduce fuel consumption and emissions, which will enhance our access to cost-efficient capital and allow to keep up with evolving expectations from our customers.

Our decarbonisation strategy includes a roadmap for complying with the IMO’s Energy Efficiency Existing Ship Index" (EEXI) and carbon intensity indicator (“CII”) regulations. We view compliance with the IMO trajectory as a minimum, as we do not believe the IMO has been ambitious enough, and we will seek to exceed these targets. Our ambition, together with integrated fuel and emissions data for our ships, means we are better placed to make operational and strategic decisions based on verified data.

As of today, considerable measures have been taken to decarbonise our fleet:
a.Crew awareness of our decarbonisation strategy and goals
b.Optimalization of speed and fuel consumption in different weather conditions and maintenance of clean hulls to reduce friction.
c.We cannot solely focus on future technology as the solution, and we implement operational measures in the short term to reduce emissions.
d.Exploring how to maximise the potential of our current fleet, including retrofitting of efficiency improving installations on our fleet.
e.Long-term, we are looking at new propulsion technology and CCS technology on vessels, with the ultimate aim of zero-emission when feasible.
f.Divesting inefficient and older tonnage, replacing older tonnage with modern fuel-efficient ships.
g.We divest from smaller tonnage and focus on larger tonnage, which will have a positive effect on the Annual Efficiency Ratio (AER), measuring emissions per ton cargo carried.

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

Grain has traditionally had the greatest impact on the seasonality in the dry bulk market, particularly during the peak demand seasons, which occurs during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. Since iron ore, like most other commodities, has moved from fixed price agreements between shippers and receivers to spot pricing, short-term price fluctuations have had an impact on iron ore trading by reducing normal seasonal patterns. Other factors, however, such as weather and port congestion still impact market volatility.

Customers

For the year ended December 31, 2021, one customer accounted for 10 percent or more of our consolidated revenues in the amounts of $117.7 million. For the years ended December 31, 2020 and 2019, no customer accounted for 10 percent or more of our consolidated revenues.

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

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels (the “IMO”), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as “MARPOL,” the International Convention for the Safety of Life at Sea of 1974 (“SOLAS Convention”), and the International Convention on Load Lines of 1966 (the “LL Convention”). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards, titled IMO-2020, took effect on January 1, 2020.

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

The Marine Environment Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships, with the exception of vessels fitted with exhaust gas cleaning equipment ("scrubbers"), were adopted and took effect on March 1, 2020. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. The group plans to submit a formal proposal to the IMO by the end of 2022 with the goal of having the ECA implemented by 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans (“SEEMP”), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index (“EEDI”). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational CII. The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session on June 2021 and are expected to enter into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. We have incurred increased costs to comply with these revised standards, and we will incur additional costs in 2022, however we do not expect these costs to be material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. The upcoming amendments, which will come into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the “Polar Code”). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Remaining costs of compliance with these regulations is estimated to be approximately $8 million in total for the remaining 10 vessels that do not currently have ballast water management systems installed. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments are expected to enter into force on June 1, 2022.

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

i.injury to, destruction or loss of, or loss of use of, natural resources and related assessment costs;
ii.injury to, or economic losses resulting from, the destruction of real and personal property;
iii.loss of subsistence use of natural resources that are injured, destroyed or lost;
iv.net loss of taxes, royalties, rents, fees or net profit revenues resulting from injury, destruction or loss of real or personal property, or natural resources;
v.lost profits or impairment of earning capacity due to injury, destruction or loss of real or personal property or natural resources; and
vi.net cost of increased or additional public services necessitated by removal activities following a discharge of oil, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was proximately caused by the violation of an applicable U.S. federal safety, construction or operating regulation by a responsible party (or its agent, employee or a person acting pursuant to a contractual relationship), or a responsible party's gross negligence or willful misconduct. The limitation on liability similarly does not apply if the responsible party fails or refuses to (i) report the incident as required by law where the responsible party knows or has reason to know of the incident; (ii) reasonably cooperate and assist as requested in connection with oil removal activities; or (iii) without sufficient cause, comply with an order issued under the Federal Water Pollution Act (Section 311 (c), (e)) or the Intervention on the High Seas Act.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, the current U.S. President Biden recently signed an executive order blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition, which was subject to public comment until February 7, 2022. The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act (“VIDA”), which was signed into law on

December 4, 2018 and replaces the 2013 Vessel General Permit (“VGP”) program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act (“NISA”), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act ("CWA"), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent (“NOI”) or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations could require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called “SOx-Emission Control Area”). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market . On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. Contingent on negotiations and a formal approval vote, the proposed regulations may not enter into force for another year or two.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions with targets extended through 2020. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the former U.S. President Trump announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, U.S. President Biden signed an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies “levels of ambition” to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. A final draft Revised IMO GHG Strategy would be considered by MEPC 80 (scheduled to meet in spring 2023), with a view to adoption.

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

Our current protection and indemnity insurance coverage for pollution is $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 23, 2022:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Spot market
Golden Scape	2016	211,112	HK	Index linked time charter
Golden Swift	2016	211,112	HK	Spot market
Golden Coral	2019	208,132	MI	Index linked time charter
Golden Champion	2019	208,391	MI	Spot market
Golden Comfort	2020	208,000	MI	Spot market
Golden Courage	2020	208,395	MI	Index linked time charter
Golden Confidence	2020	207,988	MI	Index linked time charter
Golden Competence	2020	208,000	MI	Index linked time charter
Golden Skies	2020	210,897	MI	Spot market
Golden Spirit	2020	210,866	MI	Spot market
Golden Saint	2020	211,138	MI	Spot market
Golden Spray	2021	208,000	MI	Spot market
		2,718,596

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market
Golden Shui	2009	169,333	MI	Spot market
Golden Myrtalia	2011	177,979	MI	Index linked time charter
Golden Anastasia	2014	179,189	MI	Spot market
Golden Houston	2014	181,214	MI	Spot market
Golden Kaki	2014	180,560	MI	Spot market
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Index linked time charter
KSL Santos	2014	181,055	HK	Index linked time charter
KSL Sapporo	2014	180,960	HK	Index linked time charter
KSL Seattle	2014	181,015	HK	Spot market
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,009	HK	Index linked time charter
Golden Amreen	2015	179,337	MI	Spot market
Golden Aso	2015	182,472	HK	Spot market
Golden Finsbury	2015	182,418	HK	Spot market
Golden Kathrine	2015	182,486	HK	Spot market

KSL Sakura	2015	181,062	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Spot market
KSL Seville	2015	181,003	HK	Index linked time charter
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Index linked time charter
Golden Behike	2016	180,491	MI	Spot market
Golden Bexley	2016	180,228	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Index linked time charter
Golden Monterrey	2016	180,491	MI	Spot market
Golden Nimbus	2017	180,504	MI	Spot market
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Index linked time charter
Golden Cirrus	2018	180,487	MI	Index linked time charter
Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,511	MI	Index linked time charter
		6,305,748

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Index linked time charter
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,500	MI	Spot market
Belgravia	2009	169,500	MI	Spot market
Golden Magnum	2009	179,788	HK	Spot market
Golden Beijing	2010	176,000	HK	Spot market
Golden Future	2010	176,000	HK	Spot market
Golden Zhejiang	2010	175,834	HK	Spot market
Golden Zhoushan	2011	175,834	HK	Spot market
		1,222,456

Panamax - Operating Lease - Unrelated Third Party
Admiral Schmidt	2019	104,550	BA	Spot market
Vitus Bering	2019	104,550	BA	Spot market
		209,100

Panamax - Owned
Golden Ice	2008	75,500	HK	Spot market
Golden Strength	2009	75,500	HK	Spot market
Golden Empress	2010	79,463	HK	Spot market
Golden Endeavour	2010	79,454	HK	Spot market
Golden Arion	2011	82,188	MI	Spot market
Golden Enterprise	2011	79,463	HK	Spot market
Golden Ioanari	2011	82,188	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Index linked time charter
Golden Daisy	2012	81,507	MI	Spot market

Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Bull	2012	75,000	HK	Index linked time charter
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,186	HK	Index linked time charter
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Time charter
Golden Deb	2014	84,943	MI	Time charter
Golden Ruby	2014	74,052	HK	Index linked time charter
Golden Kennedy	2015	83,789	MI	Time charter
Golden Amber	2017	74,500	MI	Spot market
Golden Opal	2017	74,231	MI	Spot market
Golden Fortune	2020	81,600	MI	Spot market
Golden Fellow	2020	81,135	MI	Spot market
Golden Frost	2020	80,559	MI	Spot market
Golden Forward	2021	81,130	MI	Spot market
Golden Friend	2021	81,206	MI	Spot market
Golden Freeze	2021	81,000	MI	Spot market
Golden Fast	2021	81,000	MI	Spot market
Golden Furious	2021	81,000	MI	Spot market
		2,459,918

Ultramax - Owned
Golden Cecilie	2015	60,263	HK	Time charter
Golden Cathrine	2015	60,000	HK	Time charter
		120,263

Supramax - Operating Lease - Third party
Golden Hawk	2015	58,000	PAN	Time charter

Key to Flags:
MI – Marshall Islands, HK – Hong Kong, PAN - Panama, BA - Bahamas.

Other than our interests in the vessels described above, we do not own or lease any other material physical properties, except for related party leases of our office space in Singapore and in Oslo.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Summary of key information

The following table should also be read in conjunction with the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2021	2020	2019
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	1,203,181	607,943	705,799
Total operating expenses	697,353	672,570	603,973
Net operating (loss) income	513,608	(61,662)	100,656
Net income (loss)	527,218	(137,669)	37,189
Earnings (loss) per share: basic ($)	$2.74	($0.96)	$0.26
Earnings (loss) per share: diluted ($)	$2.73	($0.96)	$0.26
Dividends per share ($)	$1.60	$0.05	$0.33

Balance Sheet Data (at end of year):
Cash and cash equivalents	197,032	153,093	153,060
Short-term restricted cash	12,985	22,009	10,184
Vessels and equipment, net	2,880,321	2,267,686	2,340,753
Finance leases, right of use assets, net	98,535	113,480	193,987
Operating leases, right of use assets, net	19,965	22,739	54,853
Total assets	3,454,177	2,721,067	2,966,057
Current portion of long-term debt	105,864	87,831	87,787
Current portion of obligations under finance lease	21,755	23,475	17,502
Current portion of obligations under operating lease	13,860	16,783	14,377
Long-term debt	1,156,481	957,652	1,026,083
Obligations under finance lease	105,975	127,730	151,206
Obligations under operating lease	14,907	25,254	42,010
Share capital	10,061	7,215	7,215
Total equity	1,928,741	1,368,756	1,513,391
Common shares outstanding	200,435,621	143,327,697	143,277,697
Other Financial Data:
Equity to assets ratio (percentage) (1)	55.8%	50.3%	51.0%
Debt to equity ratio (2)	0.7	0.9	0.8
Price earnings ratio (3)	3.4	(4.8)	22.4
Time charter equivalent income (4)	948,757	426,372	536,604
Time charter equivalent rate (5)	27,582	13,466	16,779

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
(4)A reconciliation of time charter equivalent income ("TCE income"), to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2021	2020	2019
Total operating revenues	1,203,181	607,943	705,799
Add: Amortization of favorable charter party contracts	1,859	12,148	18,732
Add: Other operating income / (expenses)	(2,008)	2,965	(1,170)
Less: Other revenues	1,410	2,140	1,669
Net time and voyage charter revenues	1,201,622	620,916	721,692
Less: Voyage expenses & commission	252,865	194,544	185,088
Time charter equivalent income	948,757	426,372	536,604

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

(5)Time charter equivalent rate ("TCE rate"), represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2021	2020	2019
Time charter equivalent income	948,757	426,372	536,604

Fleet available days	35,114	32,867	32,872
Fleet offhire days	(716)	(1,204)	(892)
Fleet onhire days	34,398	31,663	31,980

Time charter equivalent rate	27,582	13,466	16,779

TCE rate is a measure of the average daily income performance, following alignment of the revenue streams resulting from operation of the vessels under voyage or spot charters and time charters, as detailed in footnote 5 above. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas; available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting periods. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.

Overview of fleet

The following discussion should be read in conjunction with "Item 4. Information on the Company" and the audited Consolidated Financial Statements and Notes thereto included herein.

As of December 31, 2021, we owned 81 dry bulk vessels and had construction contracts for seven newbuildings. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively from SFL and three chartered in on operating leases from unrelated third parties. Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama. As of December 31,

2021, eight of our vessels were chartered-out on fixed rate time charters, 30 of our vessels were chartered out on index linked rate time charters, 54 vessels operated in the spot market.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2021, 2020, and 2019. A summary of the changes in the vessels that we own and chartered in under long-term operating and finance leases for the years ended December 31, 2021, 2020 and 2019 is summarized below.

	2021		2020		2019
Newcastlemax
At start of period	3		3		3
Acquisitions and newbuilding deliveries	10	a	—		—
At end of period	13		3		3
Capesize
At start of period	43		43		43
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
Chartered in/owned by joint venture	—		—		—
At end of period	43		43		43
Panamax
At start of period	29		30		28
Acquisitions and newbuilding deliveries	8	b	—		—
Disposals	(4)	c	(1)	e	—
Chartered in/owned by joint venture	—		—		2	d
At end of period	33		29		30
Ultramax
At start of period	3		3		3
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
At end of period	3		3		3
Total
At start of period	78		79		77
Acquisitions and newbuilding deliveries	18		—		—
Disposals	(4)		(1)		—
Chartered in/owned by joint venture	—		—		2
	92		78		79

a.(i) Delivery of one newbuilding (Golden Spray) and (ii) delivery of nine vessels (Golden Coral, Golden Champion, Golden Comfort, Golden Courage, Golden Competence, Golden Confidence, Golden Skies, Golden Spirit and Golden Saint) acquired from affiliates of Hemen.
b.(i) Delivery of two newbuildings (Golden Fast and Golden Furious) and (ii) delivery of six vessels (Golden Fortune, Golden Forward, Golden Friend, Golden Fellow, Golden Frost and Golden Freeze) acquired from affiliates of Hemen.
c.Disposal of four vessels (Golden Shea, Golden Saguenay, Golden Opportunity and Golden Endurer) to unrelated third parties.
d.Time charter-in of two vessels (Vitus Bering and Admiral Schmidt) from an unrelated third party.
e.Redelivery of one vessel (Golden Eclipse) following the expiration of the lease in April 2020.

Summary of Fleet Employment

As discussed below, as of December 31, 2021, our vessels operated under time charters or voyage charters.

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

In 2021 several of our vessels were trading under revenue sharing arrangements or pools that are primarily exposed to the spot market. During the year, 34 of our Capesize and Newcastlemax vessels that traded in the CCL pool contributed with an average of 256 days per vessel. In August 2021, we announced termination of our relationship with CCL pool, and by December 31, 2021, the last vessels had been redelivered to us.

In addition, during 2021, three of our Ultramax vessels traded in C Transport Holding Ltd.'s pool for Supramax vessels, and as of December 31, 2021, all three vessels were redelivered to us.

	As of December 31,
	2021		2020		2019
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	8	61.5%	2	66.7%	1	33.3%
Spot with RSA	—	—	—	—	1	33.3%
Time charter	—	—	1	33.3%	—	—
Index linked time charter	5	38.5%	—	—	1	33.3%
	13	100.0%	3	100.0%	3	100.0%
Capesize
Spot	22	51.2%	1	2.3%	—	—
Spot with RSA	—	—	23	53.5%	25	58.1%
Time charter	—	—	1	2.3%	3	7.0%
Index linked time charter	21	48.8%	18	41.9%	15	34.9%
	43	100.0%	43	100.0%	43	100.0%
Panamax
Spot	24	72.7%	23	79.3%	22	73.3%
Spot with RSA	—	—	—	—	—	—
Time charter	5	15.2%	6	20.7%	8	26.7%
Index linked time charter	4	12.1%	—	—	—	—
	33	100.0%	29	100.0%	30	100.0%
Ultramax
Spot	—	—	—	—	—	—
Spot with RSA	—	—	3	100.0%	3	100.0%
Time charter	3	100.0%	—	—	—	—
Index linked time charter	—	—	—	—	—	—
	3	100.0%	3	100.0%	3	100.0%
Total
Spot	54	58.7%	26	33.3%	23	29.1%
Spot with RSA ¹	—	—	26	33.3%	29	36.7%
Time charter	8	8.7%	8	10.3%	11	13.9%
Index linked time charter	30	32.6%	18	23.1%	16	20.3%
	92	100.0%	78	100.0%	79	100.0%

(1) During the year, 34 of our Capesize and Newcastlemax vessels that traded in the CCL pool contributed with an average of 256 days per vessel. In August 2021, we announced termination of our relationship with CCL pool, and by December 31, 2021, the last vessels had been redelivered to us. In addition, three of our Ultramax vessels traded in the CTM pool during the year.
Below is an overview as of December 31, 2021 of our vessels on time charter contracts that had a minimum initial contract duration of more than 11 months:

Vessel Type	Vessel Name	Dwt	Expiry (min period)
Panamax	Golden Empress	79,463	February 2022
Panamax	Golden Pearl (1)	74,186	August 2023
Panamax	Golden Sue	84,943	April 2022
Panamax	Golden Deb	84,943	June 2022
Panamax	Golden Kennedy	83,789	April 2022
Ultramax	Golden Cecilie	60,263	July 2022
Ultramax	Golden Cathrine	60,000	June 2022
Supramax	Golden Hawk	58,000	November 2022
(1) Contract was terminated in March 2022.
Refer to "Item 4. Information on the Company - D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this report. In addition, from time to time we may also enter into Forward Freight Agreements ("FFAs"), to hedge our exposure to the charter market for a specified route and period of time. Refer to Note 29, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.
In January 2015, we entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), to charter out a total of fifteen Capesize vessels on long-term, index-linked contracts. In September 2015, the parties agreed to amend the terms to ten Capesize vessels at five years with charterer's option to extend for an additional two and a half years, instead of fifteen Capesize vessels at five-year terms. During 2015, eight vessels were delivered to RWE and the remaining two vessels were delivered in 2016. During 2021, we converted all of these contracts from index-linked time charters to fixed rate time charters. However, as the initial duration of each of these fixed rate contracts are below 11 months, they have not been included in the table above.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with declines in many vessel classes. During 2021, market values for most of vessels increased significantly, however, the charter-free market value, or basic market value, of certain of our vessels may be below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, as the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2021 and 2020:

Vessel Type	Vessel Name	Built	Dwt	2021 ($ millions)		2020 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	57.0	*	59.4	*
Newcastlemax	Golden Swift	2016	211,112	56.3	*	58.7	*
Newcastlemax	Golden Gayle	2011	206,565	26.7		27.8	*
Newcastlemax	Golden Skies	2020	210,897	51.4		—
Newcastlemax	Golden Competence	2019	207,397	51.5		—
Newcastlemax	Golden Confidence	2019	207,998	51.6		—
Newcastlemax	Golden Champion	2019	208,391	48.7		—
Newcastlemax	Golden Coral	2019	208,132	48.8		—
Newcastlemax	Golden Saint	2020	211,138	51.5		—

Newcastlemax	Golden Spirit	2020	210,866	52.4		—
Newcastlemax	Golden Comfort	2020	208,000	51.5		—
Newcastlemax	Golden Courage	2020	208,395	51.3		—
Newcastlemax	Golden Spray	2021	208,000	53.2		—
Capesize	Golden Feng	2009	169,232	29.7		31.3	*
Capesize	Golden Shui	2009	169,333	29.7		31.3	*
Capesize	KSL Salvador	2014	180,958	52.4	*	54.9	*
Capesize	KSL San Francisco	2014	181,066	49.9	*	52.2	*
Capesize	KSL Santiago	2014	181,020	52.4	*	54.8	*
Capesize	KSL Santos	2014	181,055	52.8	*	55.2	*
Capesize	KSL Sapporo	2014	180,960	54.7	*	57.3	*
Capesize	KSL Seattle	2014	181,015	54.4	*	57.0	*
Capesize	KSL Singapore	2014	181,062	51.3	*	53.7	*
Capesize	KSL Sydney	2014	181,000	54.9	*	57.5	*
Capesize	KSL Sakura	2015	181,062	50.4	*	52.7	*
Capesize	KSL Seoul	2015	181,010	53.6	*	56.0	*
Capesize	KSL Stockholm	2015	181,055	51.0	*	53.2	*
Capesize	KSL Seville	2015	181,062	53.1	*	55.5	*
Capesize	Golden Kathrine	2015	182,486	54.4	*	56.9	*
Capesize	Golden Aso	2015	182,472	55.3	*	57.8	*
Capesize	Golden Finsbury	2015	182,418	44.9		46.9	*
Capesize	Golden Barnet	2016	180,355	44.7		46.6	*
Capesize	Golden Bexley	2016	180,209	44.6		46.5	*
Capesize	Golden Fulham	2016	182,000	43.0		44.7	*
Capesize	Golden Amreen	2015	179,337	34.8		36.2
Capesize	Golden Anastasia	2014	179,189	33.3		34.6	*
Capesize	Golden Behike	2016	180,491	35.1		36.5
Capesize	Golden Houston	2014	181,214	32.3		33.6
Capesize	Golden Kaki	2014	181,214	33.6		35.0
Capesize	Golden Monterrey	2016	180,491	37.5		39.0	*
Capesize	Golden Myrtalia	2011	177,979	21.9		22.8	*
Capesize	Golden Nimbus	2017	180,000	43.7		45.3	*
Capesize	Golden Savannah	2017	181,044	53.5	*	55.7	*
Capesize	Golden Surabaya	2017	181,046	53.3	*	55.5	*
Capesize	Golden Cumulus	2018	180,499	44.3		46.0	*
Capesize	Golden Cirrus	2018	180,487	44.3		45.9	*
Capesize	Golden Incus	2018	180,611	44.2		45.8	*
Capesize	Golden Calvus	2018	180,521	44.1		45.8	*
Capesize	Golden Arcus	2018	180,478	44.2		45.9	*
Panamax	Golden Ice	2008	75,500	11.9		12.5	*
Panamax	Golden Opportunity ***	2008	75,500	—		12.4	*
Panamax	Golden Saguenay ***	2008	75,500	—		12.4	*
Panamax	Golden Strength	2009	75,500	13.1		13.8	*
Panamax	Golden Suek	2011	74,849	14.3		14.9	*
Panamax	Golden Bull	2012	75,000	15.2		15.9	*
Panamax	Golden Brilliant	2013	74,500	16.6		17.4	*
Panamax	Golden Diamond	2013	74,500	16.8		17.5	*

Panamax	Golden Pearl	2013	74,186	16.7	17.4	*
Panamax	Golden Ruby	2014	74,052	18.4	19.1	*
Panamax	Golden Sue	2013	84,943	20.6	21.5	*
Panamax	Golden Deb	2013	84,943	21.3	22.2	*
Panamax	Golden Shea **	2007	76,937	—	9.5
Panamax	Golden Kennedy	2015	83,789	21.2	22.1
Panamax	Golden Opal	2017	74,231	19.4	20.1	*
Panamax	Golden Amber	2017	74,500	19.2	19.3	*
Panamax	Golden Empress ****	2010	79,463	13.8	14.5	*
Panamax	Golden Endeavour ****	2010	79,454	13.8	14.4	*
Panamax	Golden Endurer ***	2011	79,474	—	14.6	*
Panamax	Golden Enterprise ****	2011	79,463	14.5	14.6	*
Panamax	Golden Daisy	2012	81,507	16.5	17.2	*
Panamax	Golden Ginger	2012	81,487	16.5	17.1	*
Panamax	Golden Rose	2012	81,585	16.5	17.1	*
Panamax	Golden Jake	2011	81,827	15.9	16.0
Panamax	Golden Arion	2011	82,188	15.9	16.0
Panamax	Golden Ioanari	2011	81,827	14.8	15.5
Panamax	Golden Keen	2012	81,586	16.4	17.1
Panamax	Golden Fortune	2020	81,600	27.2	—
Panamax	Golden Fellow	2020	81,135	27.2	—
Panamax	Golden Frost	2020	80,559	27.8	—
Panamax	Golden Forward	2021	81,130	28.1	—
Panamax	Golden Friend	2021	81,206	28.2	—
Panamax	Golden Freeze	2021	81,000	30.1	—
Panamax	Golden Fast	2021	81,000	30.7	—
Panamax	Golden Furious	2021	81,000	30.9	—
Ultramax	Golden Cecilie	2015	60,263	20.4	21.3	*
Ultramax	Golden Cathrine	2015	60,000	20.4	21.3	*
				2,879.5	2,276.2
*Indicates vessels for which we believe, as of December 31, 2021 and/or 2020, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2021 and 2020 aggregate basic charter-free market value by approximately $192.2 million and $589.5 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2021 and 2020, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet is below the aggregate basic charter-free market value by approximately $265.7 million as of December 31, 2021. As of December 31, 2020 the aggregate carrying value of our total fleet exceeds the aggregate basic charter-free market value by approximately $581.6 million.
**Reflected as held for sale as of December 31, 2020 in the consolidated balance sheet.
***Vessels sold and delivered to new owners during 2021.
****In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party. We expect to record a gain of approximately $9.6 million from the sale in the second quarter of 2022.

We refer you to the risk factor entitled "The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•the earnings from our vessels;
•gains (losses) from the sale of assets;
•other operating income (expenses), net
•ship operating expenses;
•impairment losses on vessels and newbuildings;
•impairment losses on right of use assets;
•administrative expenses;
•depreciation;
•interest expense;
•share of results of associated companies; and
•changes in fair value of our financial instruments.

We derive our earnings from time charters, voyage charters and revenue sharing arrangements. As of December 31, 2021, 54 of our 92 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term time charters of less than eleven months. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

Gains and losses on the sale of vessels are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the net proceeds received with the carrying value of the vessel.

Revenues generated through revenue sharing agreements, or RSAs, are presented gross when we are considered the principal under the charter parties with the net income allocated under the RSA presented as other operating income, net.

Ship operating costs are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, drydockings, lubricating oils, insurance and management fees.

An impairment loss on a vessel, newbuilding or right of use asset is recognized when the carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel or right of use asset, or exceeds the estimated net sales proceeds when a vessel is classified as held for sale.

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

Inflation

Although inflation has had a moderate impact on our vessel operating expenses and corporate overhead, management does not consider inflation to be a significant risk to direct costs in the current and foreseeable economic environment. It is anticipated that insurance costs, which have risen over the last three years, may continue to rise moderately over the next few years. Dry bulk cargo transportation is a specialized area and the number of vessels is increasing. There will therefore be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. However, in a shipping downturn, costs subject to inflation can usually be controlled because shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices in the event of a downturn.

Year ended December 31, 2021 compared with year ended December 31, 2020

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

(in thousands of $)	2021	2020	Change
Time charter revenues	603,959	235,673	368,286
Voyage charter revenues	597,812	370,130	227,682
Other revenues	1,410	2,140	(730)
Total operating revenues	1,203,181	607,943	595,238

Time charter revenues increased by $368.3 million in 2021 compared with 2020, primarily due to:

•an increase of $262.9 million primarily reflecting the increase in the dry bulk market which resulted in higher rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both of these periods,
•an increase of $100.1 million generated from vessels delivered during 2021 that traded on time charters,
•an increase of $14.6 million attributable to chartered-in vessels that traded on time charters during the period, and
•an increase of $10.3 million attributable to a decrease in amortization of favorable charter party contracts during the period.

The increase in time charter revenues was partially offset by:
•a decrease of $15.5 million attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods, and
•a decrease of $4.1 million attributable to vessels sold or redelivered during 2021 that traded on time charters.

Voyage charter revenues increased by $227.7 million in 2021 compared with 2020, primarily due to:

•an increase of $90.5 million generated from vessels delivered during 2021 that traded on voyage charter during the period,
•an increase of $80.5 million attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods, and
•an increase of $73.6 million following an increase in average freight rates for our owned and leased vessels trading on voyage charter in 2021 compared with 2020.

The increase in voyage charter revenues was partially offset by:
•a decrease of $11.2 million relating to reduced voyage activity by chartered-in vessels partially due to acquisition of vessels from Hemen, and
•a decrease of $5.7 million attributable to vessels sold during 2021 that traded on voyage charters.

Other revenues decreased by $0.7 million in 2021 compared with 2020 primarily attributable to a decrease in commercial management services.

As a result of the factors mentioned above, the average TCE rate increased from $13,466 for the year ended December 31, 2020 to $27,582 for the year ended December 31, 2021.

Other operating income (expenses), net

(in thousands of $)	2021	2020	Change
Other operating income (expenses), net	(2,008)	2,965	(4,973)

The amount under "Other operating income (expenses), net" is the settlement amount with CCL related to the difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer. The decrease in "Other operating income (expenses), net" is primarily related to final settlements following the termination of the CCL pool agreement in 2021.

Voyage expenses and commission

(in thousands of $)	2021	2020	Change
Voyage expenses and commission	252,865	194,544	58,321

Voyage expenses and commission increased by $58.3 million in 2021 compared with 2020.

An increase of $25.9 million was attributable to vessels that were in our fleet through the duration of both periods and was driven by:
•an increase of $18.7 million in commission and brokerage reflecting the increase in the dry bulk market with higher rates earned for our vessels with corresponding higher brokerage and commission fees, and
•an increase of $8.8 million in bunker expenses primarily due to fleet composition and contract type mix between time charter and voyage charter, whereas more vessels are being traded on voyage charter contracts in 2021, offset by
•a decrease of $1.2 million in port expenses, and
•a decrease of $0.4 million in other voyage expenses.

An increase of $37.3 million was attributable to the vessels delivered during 2021 and contributed to increase as follows:

•an increase of $20.4 million in bunker expenses,
•an increase of $9.7 million in commission and brokerage,
•an increase of $7.0 million in port expenses, and
•an increase of $0.2 million in other voyage expenses.

This was partially offset by a decrease of $3.7 million attributable to vessels sold during 2021 and $1.2 million regarding short-term chartered-in vessels trading on voyage charters in the period.

Ship operating expenses

(in thousands of $)	2021	2020	Change
Ship operating expenses	208,894	191,235	17,659

Ship operating expenses increased by $17.7 million in 2021 compared with 2020 primarily due to:

•an increase of $19.5 million related to running ship operating expenses, as a result of the 18 vessels delivered during the first half of 2021,
•an increase of $3.8 million attributable to crew costs related to COVID-19, and
•an increase of $1.1 million related to various owner related expenses, offset by
•a decrease of $6.7 million in drydocking expenses due to less vessels being drydocked in 2021.

As a result, daily operating costs per vessel (excluding drydocking costs) increased by $260 per day, from $5,402 per day during the year ended December 31, 2020 to $5,662 per day during the year ended December 31, 2021. During 2021, we recognized $8.4 million in COVID-19 related expenses, which equates to approximately $270 per day. The expectation is that these expenses will gradually decrease and then disappear with the pandemic subsiding.

Charter hire expenses

(in thousands of $)	2021	2020	Change
Charter hire expenses	89,559	66,812	22,747

Charter hire expenses increased by $22.7 million in 2021 compared with 2020 primarily due to:

•an increase of $10.0 million attributable to increase in variable component for operating leases, including index-linked remuneration for the Ultramax vessel Golden Hawk,
•an increase of $9.8 million attributable to profit share amount for SFL vessels,
•an increase of $2.3 million attributable to an increase in trading activity with related parties, and
•an increase of $0.6 million attributable to higher rates for short-term charter-in activity from third parties.

Administrative expenses

(in thousands of $)	2021	2020	Change
Administrative expenses	18,149	13,722	4,427

Administrative expenses increased by $4.4 million in 2021 as compared to 2020 due to an increase of $2.6 million in personnel related expenses, $0.5 million in office and IT expenses and a net increase of $1.3 million in other administrative expenses.

Impairment loss on vessels

(in thousands of $)	2021	2020	Change
Impairment loss on vessels	4,187	721	3,466

In January 2021, the Company entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million, and we recognized a $4.2 million impairment loss in connection with the sale. In the fourth quarter of 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million, and we recognized a $0.7 million impairment loss in connection with the sale.

Impairment loss on right of use assets

(in thousands of $)	2021	2020	Change
Impairment loss on right of use assets	—	94,233	(94,233)

No impairment on right of use assets has been recorded in 2021. In the first quarter of 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases relating to Admiral Schmidt, Vitus Bering, KSL China and Golden Hawk. In addition, we recorded $70.0 million in impairment of right of use assets related to seven SFL vessels for finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets as of March 31, 2020 following an impairment review that was triggered by the negative market developments in the first quarter of 2020.

Depreciation

(in thousands of $)	2021	2020	Change
Depreciation	123,699	111,303	12,396

Depreciation expenses increased by $12.4 million in 2021 as compared to 2020, primarily due to:

•an increase of $15.4 million attributable to vessels delivered in 2021, in connection with the Vessel Acquisitions from affiliates of Hemen, and
•an increase of $0.1 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:
•a decrease of $1.7 million attributable to lower depreciation on finance leases for vessels chartered in from SFL as a result of impairment accrued in the first quarter of 2020, and
•a decrease of $1.4 million attributable to sale of four vessels during 2021 (the Golden Shea, the Golden Saguenay, the Golden Opportunity and the Golden Endurer), whereas in 2020 these vessels were in our fleet for the entire duration of the period.

Interest income

(in thousands of $)	2021	2020	Change
Interest income	484	1,193	(709)

Interest income decreased by $0.7 million in 2021 compared with 2020 primarily due to lower interest rates earned on our deposits.

Interest expense

(in thousands of $)	2021	2020	Change
Interest on floating rate debt	26,649	35,312	(8,663)
Finance lease interest expense	6,690	9,362	(2,672)
Commitment fees	498	25	473
Amortization of deferred charges	2,677	2,778	(101)
Related party interest expense	3,395	—	3,395
	39,909	47,477	(7,568)

Interest expense decreased by $7.6 million in 2021 compared with 2020, primarily due to:

•a decrease of $8.7 million attributable to lower interest on our floating debt primarily due to a decrease in LIBOR rates, with the average 3-month LIBOR rates decreasing from 0.65% in 2020 to 0.16% in 2021,
•a decrease of $2.7 million in finance lease interest expense, and
•a decrease of $0.1 million due to amortization of the fair value adjustment.

These factors were partially offset by:
•an increase of $3.4 million attributable to interest on related party $413.6 million loan facility with Sterna Finance, an affiliate of Hemen, entered into to finance the debt portion of the Vessel Acquisitions, and
•an increase of $0.5 million in commitment fees during 2021.

Equity results of associated companies

(in thousands of $)	2021	2020	Change
Equity results of associated companies	24,482	(3,710)	28,192
Equity results of associated companies increased by $28.2 million in 2021 compared to 2020 primarily due to a gain of $24.4 million from our investment in SwissMarine Pte. Ltd. ("SwissMarine"), a dry bulk freight operator, mainly as a result of improved dry bulk market conditions. In addition we recognized a gain of $1.1 million in United Freight Carriers LLC ("UFC") after increased activity in the second half of 2021, offset by a $0.5 million loss from our investments in TFG Marine Pte Ltd ("TFG Marine"), the bunkering joint venture with Trafigura Pte Ltd ("Trafigura") and Frontline and $0.5 million in other losses.

Gain from disposal of associated companies

(in thousands of $)	2021	2020	Change
Gain from disposal of associated companies	—	2,570	(2,570)

Gain from disposal of associated companies decreased by $2.6 million in 2021 compared to 2020 after the sale of SeaTeam Management Pte. Ltd. ("SeaTeam") in October 2020 where our ownership of 22.19% was divested.

Gain (loss) on derivatives

(in thousands of $)	2021	2020	Change
Gain (loss) on derivatives	30,465	(17,450)	47,915

The gain on derivatives increased by $47.9 million in 2021 compared with 2020 primarily due to a positive development in the fair value of our USD denominated interest rate swaps, forward freight derivatives and bunker derivatives of $36.3 million, $10.1 million and $2.3 million, respectively. This was partially offset by an increased loss of $0.8 million from our foreign currency derivatives.

The increase in forward freight derivatives gain of $10.1 million correlates with an increase in open positions from negative 15 days as of December 31, 2020 to positive 680 days as of December 31, 2021, and positive development in FFA market.

Gain (loss) on marketable equity securities

(in thousands of $)	2021	2020	Change
Gain (loss) on marketable equity securities	(2,000)	(10,177)	8,177

The loss on marketable equity securities in 2021 relates to our investment in Eneti Inc., a company engaged in marine based renewable energy. Eneti Inc. was, until February 2021, named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc. is listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized in the Consolidated Statements of Operations.

Other financial items

(in thousands of $)	2021	2020	Change
Other financial items	477	(825)	1,302

The gain in other financial items increased by $1.3 million in 2021 compared with 2020 primarily due to a $1.1 million gain relating to dividends received from DNK, a war risk insurance association.

For the discussion of our operating results in 2020 compared with 2019, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the U.S. Securities and Exchange Commission on March 18, 2021.

Recently Issued Accounting Standards

Refer to Note 3, "Recently Issued Accounting Standards", of "Item 18. Financial Statements".

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of ballast water treatment systems on certain of our vessels, activities relating to decarbonization, payment of installments for newbuildings, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million revolving credit tranche under $304 million facility and $50 million revolving credit tranche under $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 12, "Cash, cash equivalents and restricted cash", for a description of our covenant requirements.

As of December 31, 2021 and 2020, we had cash and cash equivalents of $197.0 and $153.1 million, respectively. In addition, as of December 31, 2021 and 2020, we had total restricted cash balances of $13.0 million and $22.0 million, respectively, primarily comprising of collateral deposits for derivative trading. As of December 31, 2021, cash and cash equivalents included cash balances of $69.5 million (December 31, 2020: $59.8 million), which are required to be maintained by the financial covenants in our loan facilities.

As of December 31, 2021, the Company had seven vessels under construction and outstanding remaining contractual commitments of $201.7 million due by the first quarter of 2024. The commitments will be partly financed with the proceeds from sales of older vessels. Including the February 2022 sale of three older Panamax vessels mentioned below, we have generated aggregate net cash proceeds of around $60.0 million over the last 15 months (from sale of Golden Shea, Golden Saguenay, Golden Opportunity, Golden Endurer, Golden Empress, Golden Endeavour and Golden Entreprise), representing the majority of the estimated required equity to fund remaining commitments. Remaining contractual commitments will be financed through the above-mentioned vessel sales proceeds, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

Other significant transactions subsequent to December 31, 2021, impacting our cash flows include the following:

•In January 2022, SwissMarine, in which we had an equity investment of 17.5%, fully repaid the outstanding loan of $5.35 million. We initially provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. The loan bore interest equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, SwissMarine partially repaid the subordinated shareholder loan in the total amount of $5.7 million, which included principal loan amount of $5.35 million and interest of $0.3 million.
•On February 16, 2022, the Company's Board of Directors announced a cash dividend to the Company's shareholders of $0.90 per share in respect of the fourth quarter of 2021. The record date for the dividend was March 3, 2022. The ex-dividend date was March 2, 2022 and the dividend was paid on March 10, 2022.
•In February 2022, the Company entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52.0 million. The vessels are expected to be delivered to their new owner in the second quarter of 2022 and the total estimated net cash flows from the transaction are expected to be approximately $30.7 million. The Company expects to record a gain of approximately $9.6 million from the sale in the second quarter of 2022.

We believe that our working capital, cash on hand and borrowings under our current facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, payment of installments for newbuildings, BWTS, investments relating to environmental requirements and the debt and equity portion of potential investments in new or replacement vessels and repayment of bank and related party loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Summary of contractual obligations

As of December 31, 2021, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt	1,273,725	105,864	615,256	357,605	195,000
Operating lease obligations [1]	28,767	13,860	5,174	5,179	4,554
Finance lease obligations [2]	127,730	21,755	37,988	36,834	31,153
Ballast water treatment system commitments [3]	762	762	—	—	—
Newbuilding commitments[4]	201,685	45,512	156,173	—	—
Interest on floating rate debt [5]	142,155	34,259	65,826	29,731	12,339
Interest on operating lease obligations[1]	3,833	1,155	1,545	919	214
Interest on finance lease obligations[2]	26,514	7,305	11,050	6,333	1,826
Total contractual cash obligations	1,805,171	230,472	893,012	436,601	245,086

1.As of December 31, 2021, we had four vessels under operating leases, one of which was with SFL and three with unrelated third parties. The operating lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessel together with the seven finance leased vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. Purchase options for Admiral Schmidt and Vitus Bering are also excluded. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Note 11, "Operating Leases", and Note 28, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
2.As of December 31, 2021, we held seven vessels under finance leases from SFL. The table above does not reflect the contingent profit sharing arrangement with SFL and purchase option. See also Note 28, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
3.As of December 31, 2021, we had firm commitments to install ballast water treatment systems with an estimated financial commitment, excluding installation costs, of $0.5 million and €0.2 million.
4.Newbuilding commitments represent remaining capital commitments relating to seven Kamsarmax vessels for which we entered into contracts in 2021.
5.Interest on floating rate debt was calculated using the three-month USD LIBOR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2021.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2021	2020	2019
Net cash provided by operating activities	560,398	140,640	158,431
Net cash used in investing activities	(390,024)	(19,151)	(73,050)
Net cash used in financing activities	(135,459)	(109,631)	(294,742)
Net change in cash, cash equivalents and restricted cash	34,915	11,858	(209,361)
Cash, cash equivalents and restricted cash at beginning of period	175,102	163,244	372,605
Cash, cash equivalents and restricted cash at end of period	210,017	175,102	163,244

Net cash provided by operating activities

We have significant exposure to the spot market as on average only eight of our 92 owned and leased vessels traded on long-term fixed rate time charter contracts during 2021. At the date of this report we have six vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into FFAs, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2021. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2021, compared with the actual rates achieved during 2021, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2021 was $560.4 million compared with $140.6 million and $158.4 million in the year ended December 31, 2020 and December 31, 2019, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR, (v) the number of vessels drydocking in a period and (vi) change in other operating items.

The increase in net cash provided by operating activities of $419.8 million in the year ended December 31, 2021 compared with the year ended December 31, 2020 was primarily driven by (i) impact by overall market conditions as reflected by increased TCE income of $371.8 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $124.0 million positive result related to our fleet composition, primarily due to Vessel Acquisitions from Hemen, and change in short-term trading activity, (iii) net negative effect of $76.6 million from change in operating assets and liabilities, (iv) positive effect of $4.8 million as a result of reduced net interest costs, (v) positive effect of $6.7 million related to more vessels being drydocked in 2020 and (vi) a negative change of $11.0 million in other operating items.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $13,000 per day for our Capesize vessels and (ii) approximately $8,500 per day for our Panamax vessels. As of March 23, 2022, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $14,700 per day and non-scrubber fitted Panamax vessels approximately $21,000 per day.

Net cash used in investing activities

Net cash used in investing activities was $390.0 million in 2021 and comprised primarily:

•payments of approximately $286.9 million relating to purchase of fixed assets, mainly in connection with purchase of 15 vessels from Hemen,
•payments of approximately $114.3 million relating to acquisition of three newbuildings from Hemen,
•payments of approximately $2.1 million for newbuildings predelivery and technical supervision costs
•payments of approximately $5.6 million related to installation of ballast water treatment systems on certain of our vessels, and
•first installment payments of $36.0 million for seven Kamsarmax newbuilding contracts entered into September and October 2021.

This was partially offset by the following:
•$36.4 million in proceeds from the sales of Golden Opportunity and Golden Endurer,
•$17.7 million in proceeds from sale of Golden Shea and Golden Saguenay vessels, and
•$0.9 million partial proceeds from sale of SeaTeam in 2020.

Net cash used in financing activities

Net cash used in financing activities in 2021 was $135.5 million were comprised of:
•net proceeds from the private placement of $335.3 million in connection with Vessel Acquisitions,
• $63.0 million cash draw down on $413.6 million facility from Sterna Finance, an affiliate of Hemen (''Sterna Facility''), for the purpose of final settlements with the shipyards for the three newbuildings acquired in Vessel Acquisitions,
•net proceeds from the subsequent offering following the private placement of $16.9 million,
•proceeds from exercised share options of $0.6 million,
•draw down on the new $175.0 million loan facility and $260.0 million in lease financing to refinance the $413.6 million Sterna Facility,
•$413.6 million repayment of the Sterna Facility upon refinancing
•external debt repayments of $215.3 million,
•dividend distributions of $320.7 million,
•finance lease repayments of $32.2 million, and
•debt fees of $4.5 million.

Debt repayments of $215.3 million described above included the repayment of the revolving credit tranche under $304 million facility in the total amount of $50.0 million, a $50.0 million repayment of the revolving credit tranche under our new $175 million facility. Ordinary installments paid under our loan facilities were $90.4 million, repayment of debt in connection with sale of Golden Shea, Golden Saguenay, Golden Endurer and Golden Opportunity was $24.9 million.

Cash Flows for the Years ended December 31, 2020 and 2019

See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2020 and 2019" in our Annual Report on Form 20-F for the year ended December 31, 2020 (our "2020 20-F") for a discussion of our cash flows for 2020 and 2019.

Borrowing Activities

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The new $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears interest of LIBOR plus a margin of 1.9%. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million. Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2021, $2.5 million was repaid in regular repayments and we also repaid the full $50 million revolving credit tranche. Thus, we have $50 million in available undrawn amount.

$260.0 million lease financing
In August 2021, the Company signed a sale-and-leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, carries an interest rate of LIBOR plus a margin of 2%, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2021, $3.1 million was repaid and there was no available undrawn amount.

$304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 2.35%. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2021, $18.7 million (2020: Nil) was repaid in regular repayments and we also repaid the full $50.0 million revolving credit tranche. Thus, we have $50.0 million in available undrawn amount.

$93.75 million and $131.79 million loan facilities
In May 2019, we entered into two loan facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million.

$93.75 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2021, $6.6 million (2020: $6.6 million) was repaid and there was no available undrawn amount.

$131.79 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $76.6 million. During 2021, $15.4 million (2020: $11.8 million) was repaid and there was no available undrawn amount.

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $88.3 million. During 2021, $20.8 million (2020: $13.0 million) was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in

April 2025, with a balloon payment of in total $59.8 million. During 2021, $18.6 million (2020: $8.1 million) was repaid and there was no available, undrawn amount.

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

In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation was financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

During 2021, $29.6 million (2020: $28.1 million) was repaid and nil was drawn down (2020: $18 million drawn down for the remaining six installations). As of December 31, 2021, $280.4 million (2020: $310.0 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 of our Capesize vessels.

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

In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million was repaid.

See Note 22, "Debt", to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreements and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility (for $175 million loan facility and $260 million lease financing, the value should not fall below $130% and 115%, respectively). We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $69.5 million of cash and cash equivalents as of December 31, 2021 (December 31, 2020: $59.8 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2021, we were in compliance with all of the financial and other covenants contained in our loan agreements.

Equity Issuances

In February 2021, we completed a private placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million. Hemen subscribed for 27,103,773 new shares, equivalent to approximately $169 million.

In May 2021, we completed a subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million. All shares were acquired by third parties.

In the year ended December 31, 2021, we issued 190,000 shares in connection with our 2016 Share Option Plan. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

See Note 26, "Share Capital, Treasury Shares and Dividends", to the audited Consolidated Financial Statements included herein for additional details of share issuances in exchange for vessel acquisitions.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market conditions remained volatile in 2021, based on data reported from the Baltic Exchange, reflecting a recovery of global trade and, importantly, limitations of land-based infrastructure that led to dramatic port congestion and fleet inefficiencies. Freight rates steadily increased over the first nine months of the year before rising sharply entering the fourth quarter and reaching multi-year highs as a peak in port congestion coincided with a large increase in coal trade following widespread power outages in China and India.

According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize vessel were $33,333 per day for 2021 compared with $13,073 per day for 2020. For a Panamax vessel, average earnings for 2021 were $26,898 per day compared with $9,923 per day in 2020, and for a Supramax vessel, average earnings were $26,768 per day in 2021 compared with $8,189 per day in 2020. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 91.6% in 2021, a sharp increase from 83.7% in 2020. Global fleet utilization in the first half of the 2021 was 89.4%, compared to 93.7% in the second half of the year, highlighting the impact of port congestion and fleet efficiency on effective fleet capacity.

Average earnings began to decrease from the end of October 2021 as China continued to ration energy in response to the global energy crisis and further sought to cool a property development market overheated by speculation. China also closed a number of factories in certain industrial hubs in an effort to decrease pollution ahead of the 2022 Winter Olympics. Market weakness continued into the first quarter of 2022, which is typically the least active quarter of the year in terms of dry bulk demand. Since the middle of February, however, the market has begun to recover, particularly for Panamax and Suezmax vessels as the conflict in the Ukraine has created uncertainty about the availability of certain commodities produced in both Russia and the Ukraine. The ongoing nature of the conflict has the potential to dramatically alter trade flows for various commodities, most notably agribulks.

Global steel production increased by 2.5% in 2021, driven by strong year-over-year growth of 8.4% outside of China, which offset a 2.1% decrease in Chinese steel production. Steel production in China reached record levels in the first half of 2021 before declining sharply in the second half of the year as the Chinese government intervened to decelerate a property development market that had become overheated by speculation. As the year progressed, steel production also curtailed as China continued to ration energy in response to a global energy crisis and closed a number of factories in certain industrial hubs in an effort to decrease pollution ahead of the 2022 Winter Olympics. As a result of these factors, China’s share of global steel production decreased to 54.0% of global production compared to 56.5% in 2020. Outside of China, steel production exceeded pre-pandemic levels in 2021.

Seaborne iron ore volumes increased slightly by 0.3% in 2021 compared with 2020, when volumes staged a strong recovery, driven by a sharp increase in demand from China. Chinese iron ore imports, by contrast, decreased by 3.8% in 2021 compared to 2020. Notably, however, iron ore exports from Brazil to China increased by 2.1% during the same period, reaching the second highest level on record in the fourth quarter of 2021. As iron ore is primarily transported on Capesize vessels, the impact of longer trade routes positively impacted freight rates in this segment in 2021. Imports of Australian iron ore into China decreased by 2.8% in 2021 compared to 2020.

Transported volumes of coal globally increased by 9.0% in 2021 compared with 2020. This increase was primarily driven by year-over-year increases in imports of 20.4% and 14.0% by China and Taiwan, respectively, although all regions saw increased import volumes compared to 2020. Limited availability of alternate sources or energy production drove increases in thermal coal demand increases, particularly in the second half of 2021. Coking coal imports increased by 7.7% in 2021 compared to 2020, reflecting the continued increase in industrial activity related to a broadening global recovery. Thermal coal volumes increased by 9.2%. Chinese electricity production increased by 9.2% in 2021 compared to 2020. Thermal energy has a strong and consistent position in the Chinese electricity mix, and electricity from thermal coal power plants accounted for 71.4% of total Chinese electricity production in 2021 compared to 71.2% in 2020.

Transportation of agribulks has been resilient throughout the COVID-19 pandemic. Total transported volumes of agribulks grew by approximately 4.4% year-over-year in 2021. The recent conflict in the Ukraine has caused grain prices to increase significantly since the start of 2020. Combined, Ukraine and Russia accounted for an estimated 16.4% of total grain exports in 2021. With sanctions potentially impacting Russian exports and seaborne exports from the Ukraine severely restricted, it is likely that there will be dislocations in the agribulk trade in 2022, which may lead to greater export volumes from the United States and South America.

According to industry sources, 5.2 million dwt in total was scrapped during 2021, which represents 0.6% of the fleet at the start of the year and approximately one-third of the level of scrapping in 2020. Scrapping activity was muted throughout the course of the year as high fleet utilization and strong freight rates incentivized owners to continue to operate older, less fuel-efficient vessels. Freight rates were sufficiently strong to minimize the economic impact of low sulfur fuel regulations that reduce the economic viability of older, less fuel- efficient vessels. Freight rates were sufficiently strong to minimize the economic impact of low sulfur fuel regulations impact.

Fuel prices have increased significantly following the start of the conflict in the Ukraine. The price spread between high sulfur fuel and low sulfur fuel recently reached a level not seen since January 2020 during the International Maritime Organization (“IMO”) 2020 fuel transition. Although the increased fuel prices are likely to be absorbed by increased freight rates, should the fuel spread remain elevated, profitability will differ among ships with varying fuel efficiency. Looking forward, the IMO has adopted rules that go into effect in 2023 aimed at accelerating greenhouse gas emissions to reach 2050 targets, which will put further pressure on the competitiveness of older vessels.

The global fleet of dry bulk vessels amounted to 912.3 million dwt at the end of 2021 compared with 879.0 million dwt at the end of 2020. Total deliveries of newbuildings amounted to 38.0 million dwt in 2021, which is equivalent to 4.3% fleet growth from the start of the year. As of the end of 2021, the total orderbook was approximately 7.3% of the capacity on the water. Vessels scheduled for delivery in 2022 are estimated to constitute 3.0% of the sailing fleet on a gross basis, assuming no vessels are scrapped. Fleet growth is expected to decline to 2.8% in 2023 on a gross basis, assuming no vessels are scrapped. The combined impact of high fuel prices and incremental emissions-related regulations may lead to incremental scrapping in the coming years.

Asset prices for Capesize and Panamax vessels increased in 2021 following a slight decline in prices in 2020. According to Clarksons Research, values for modern vessels increased by between 30% and 60%, while prices for older, less fuel-efficient vessels increased by significantly higher percentages as a result of an exceptionally strong market environment. Values of older inefficient vessels may decline if fuel prices remain high throughout 2022, particularly as a result of the new emission rules imposed by the IMO coming into effect in 2023. Owners may likewise continue to place a premium on modern vessels. The second-hand market was extremely active, with a record number of Capesize and Panamax vessels sold. Notably, newbuilding prices increased by over 30% in 2021 as steel prices rose and shipyard capacity became constrained due to significant vessel ordering in other segments, including LNG carriers, container vessels and car carriers. Dry bulk newbuilding ordering nearly doubled in 2021, based on total deadweight tonnage of vessels ordered, compared to 2020 when ordering was subdued as a result of the impact of the COVID-19 pandemic on shipyard staffing, logistics and broader market sentiment. Newbuilding orders closely approximated 10-year averages.

E. CRITICAL ACCOUNTING ESTIMATES

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

Management believes that the accounting policies relating to impairment of assets, revenue and expense recognition, vessels and depreciation are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2, "Accounting Policies", to the audited Consolidated Financial Statements included herein for detailed description of significant accounting policies.

Impairment

The carrying values of our vessels, newbuildings and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels, newbuildings and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. As of December 31, 2021, we have not identified any impairment indicators relating to our owned vessels, newbuildings and right of use assets. We consider outlook for forward freight rates, external appraisals of our ships and operating cash flows to be positive on both expectations of steady global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years.

We assess recoverability of the carrying value of each owned asset and newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels, including any remaining construction costs for newbuildings, and external appraisals. In addition, vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For all, owned assets, newbuildings and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

In developing estimates of future cash flows for owned vessels and newbuildings, we must make assumptions about future performance, with significant assumptions being related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. In developing estimates of future cash flows for right of use assets, we must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. For owned vessels, newbuildings and leased assets, these assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our owned vessels and newbuildings over their remaining estimated useful life will exceed the vessels' carrying value as of December 31, 2021 and December 31, 2020, and accordingly, have not recorded an impairment charge for respective periods for owned vessels. As of December 31, 2021 and 2020, we recognized impairments on the sales of Golden Saguenay and Golden Shea of $4.2 million and $0.7 million, respectively. Golden Shea was reflected as held for sale as of December 31, 2020.

Estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels as of March 31, 2020, and we have recorded an impairment charge as a difference between carrying value and fair value of the leased vessels in the total amount of $94.2 million. We believe that estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were above the carrying value of the vessels as of December 31, 2021 and as of December 31, 2020.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value. Finally, additional investments to comply with environmental requirements are based on budgeted costs and even though currently not expected to be material, they could be material in the future.

The more significant factors that could impact management's assumptions regarding cash flows include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel recycling, and (iv) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the IMO and the European Union or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current levels or whether they will deteriorate or improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

Vessels and depreciation

Upcoming environmental regulations might affect useful life of our vessels. Although management believes that useful lives of 25 years represent the best estimate as of today, there can be no assurance that useful lives will not decrease in the future due to innovation based on system fuel/efficiency and new environmental regulations.

Revenue and expense recognition

Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage charter and allocation of voyage results between periods based on load to discharge methods. Actual outcomes may differ from estimates, however management believes that estimation uncertainty is low since estimates are made on a contract by contract basis.

The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract. We estimate demurrage or despatch at contract inception using either the expected value or most likely amount approaches. Such estimate is reviewed and updated over the term of the voyage charter contract, as such management believes estimation uncertainty for demurrage revenue is low.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	72	Director, Chairman
John Fredriksen	77	Director
Tor Svelland	54	Director
James O'Shaughnessy	58	Director and Audit Committee Chairman
Bjørn Tore Larsen	54	Director and Audit Committee member
Ben Mills	52	Director
Jens Martin Jensen	58	Director
Ulrik Uhrenfeldt Andersen	43	Chief Executive Officer of Golden Ocean Management AS
Peder Simonsen	47	Chief Financial Officer of Golden Ocean Management AS
Lars-Christian Svensen	36	Chief Commercial Officer of Golden Ocean Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer from May 2010 to March 2015. He is also Chairman of the Board and director of Frontline Ltd, a director of Flex LNG Ltd and a director of Erik Thun AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director on the Board following the completion of the Merger. Mr. Fredriksen is also a Director of a related party Frontline Ltd., a Bermuda company listed on NYSE and the OSE whose principal shareholder is Hemen.

Tor Svelland was appointed a director of the Board in August 2020. Mr. Svelland is the Founder and CEO of Svelland Capital. Mr. Svelland has 30 years’ experience trading commodities, equities and freight derivatives. Prior to Svelland Capital, Mr. Svelland was the Desk Manager of the dry cargo freight desk, at Trafigura in Geneva, where he was responsible for all physical commodity, commodity derivative and commodity/freight-related-equity trading. 2010 to 2014, Mr. Svelland was the Executive Director of the Oil Desk at Goldman Sachs in London, trading oil and was responsible for the global freight book. Between 2005 and 2010, Mr. Svelland was Head of Commodities and Head of Freight Derivatives at Carnegie and Pareto in Oslo. From 1989 to 2005, Mr. Svelland held various positions within commodity and freight markets across shipping merchants, brokers and charterers, in Athens and Oslo. Mr. Svelland is also a director of Frontline Ltd.

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

James O'Shaughnessy was appointed a director of the Board in September 2018. Mr. O’Shaughnessy served as Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited since March, 2012. Prior to that Mr. O’Shaughnessy has amongst other served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O’Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland in 1985 and is a Chartered Director, a Fellow of the Institute of Chartered Accountants of Ireland and an Associate Member of the Chartered Insurance Institute of the UK. Mr. O’Shaughnessy is an Irish, British and Bermudan citizen, residing in Bermuda. Mr. O’Shaughnessy is also a director of Frontline Ltd., Avance Gas Holding Ltd, SFL Corporation Ltd. and Archer Limited.

Ben Mills was appointed a director of the Board in August 2021. Mr. Mills has extensive experience from the dry bulk market through tenures in Trafigura and the Baltic Exchange, particularly focusing on the Capesize segment. Mr. Mills is currently Head of Dry Cargo in Seatankers Management Ltd, an affiliate of Hemen Holding Ltd, the Company's largest shareholder.

Jens Martin Jensen was appointed a director of the Board in March 2022. Mr. Jensen joined Seatankers Management in March 2022, and prior to that he was the CEO of Athenian Holdings. He previously served as Head of Shipping at New Fortress Energy (USA) and prior to that he was a Partner at Pillarstone Europe. From May 2008 to September 2014, he was the CEO of Frontline Management AS. Mr. Jensen has served as a Director of various companies, including 2020 Bulkers Ltd, Frontline Ltd and Flex LNG Limited. Prior to these roles, he was a Partner/Director at Island Shipbrokers between the periods of 1996 - 2004 and held various positions at A.P. Moller/Maersk Group during 1985-1996 in Copenhagen, Mexico City, Tokyo and Singapore. Mr. Jensen is also a director of Frontline Ltd. and Avance Gas Holding Ltd.

Ulrik Uhrenfeldt Andersen has served as Chief Executive Officer of Golden Ocean Management since April 2020. Prior to joining Golden Ocean, Mr. Andersen held various positions in the shipping industry of which the most recent include CEO of Avance Gas, Head of Shipping in Petredec and Managing Director for Neu Gas Shipping. He holds an M. Sc. from Copenhagen Business School and a B. Sc. in Shipping from the Institute of Chartered Shipbrokers.

Peder Simonsen has served as Chief Financial Officer of Golden Ocean Management AS since September 2020. Mr. Simonsen was, prior to joining Golden Ocean, the Chief Financial Officer and Interim Chief Executive Officer of Avance Gas AS. Before that he was First Vice President at Nordea Bank Norge ASA, where he worked with numerous large shipping and offshore companies. Mr. Simonsen holds a B.A. (Hons) in Business Administration from the University of Stirling and a Master of Business degree (Norwegian: Siviløkonom).

Lars-Christian Svensen has served as Chief Commercial Officer of Golden Ocean Management AS since December 2020. Prior to joining Golden Ocean, Mr. Svensen held various roles within Western Bulk including the Senior Vice President role in Norway and President for the company’s USA trading activities in Seattle. Prior to that he was working for Petredec as a downstream analyst and Cmarine shipbrokers as a tanker broker in Singapore. He holds a shipping degree from Merkantilt Institutt of Norway.

B.  COMPENSATION

During the year ended December 31, 2021, we paid aggregate cash compensation of approximately $3.0 million and an aggregate amount of approximately $69 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.6 million in respect to options granted to our executive officers throughout 2021. Current average exercise price is $6.88 per option at the date of this annual report.

See Note 27, "Share Options", to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Share Option Plan (the "2016 Plan"), which permits share options to be granted to directors, officers and employees of the Company and its subsidiaries.

C.  BOARD PRACTICES

In accordance with our Amended and Restated Bye-laws, the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine. We currently have seven directors.

As provided in the Amended and Restated Bye-Laws, each director shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

We have established an audit committee comprising of Mr. O'Shaughnessy and Mr. Larsen. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. Mr. O'Shaughnessy is the Audit Committee Financial Expert.

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

D.  EMPLOYEES

As of December 31, 2021, we employed 37 people in our offices in Oslo and Singapore. We contract with independent ship managers to technically manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 23, 2022, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
John Fredriksen (2)	—	—
Tor Svelland	—	—
Bjørn Tore Larsen	—	—
Ben Mills	—	—
Jens Martin Jensen	—	—
James O'Shaughnessy	—	—
Ulrik Uhrenfeldt Andersen	—	—
Peder Simonsen	500	(1)
Lars-Christian Svensen	—	—

1.Less than 1%.
2.See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Plan as of March 23, 2022, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Ulrik Uhrenfeldt Andersen	550,000	—	$6.26	April 2025
Peder Simonsen	275,000	—	$5.73	September 2025
Lars-Christian Svensen	275,000	—	$5.91	November 2025

F.  BOARD DIVERSITY

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	7

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	7	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	7

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 23, 2022 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	78,652,902	39.2%

(1) C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Hemen and the sole shareholder of Hemen, Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 78,652,902 common shares of the Company that are owned by Hemen and beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such 78,652,902 common shares and Mr. Fredriksen disclaims any control over such 78,652,902 common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
(2) Percentage amount based on 200,435,621 which is 201,190,621 issued common shares, adjusted for 755,000 treasury shares as of March 23, 2022.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 28, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.

C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See Item 18.

Legal Proceedings

We are a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, offhire and other claims and commercial disputes arising from the operation of our vessels, in the ordinary course of business or in connection with our acquisition activities. We believe that the resolution of such claims will not have a material adverse effect on our operations or financial condition.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As of the date of this Annual Report, the Company had 200,435,621 common shares outstanding, which includes an adjustment of 755,000 treasury shares. Our common shares have been quoted on the NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

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

Application of Section 883

Under the relevant provisions of Section 883, we will be exempt from United States federal income taxation on its United States source shipping income if:

a.We are organized in a "qualified foreign country", which is one that grants an equivalent exemption from taxation to corporations organized in the United States in respect of the shipping income for which exemption is being claimed under Section 883, and which is referred to herein as the "country of organization requirement"; and
b.We can satisfy any one of the following two ownership requirements for more than half the days during the taxable year:
i.Our stock is "primarily and regularly" traded on an established securities market located in the United States or a qualified foreign country (such as NASDAQ, on which our common shares trade), which is referred to herein to as the "Publicly-Traded Test"; or
ii.more than 50% of our stock, in terms of value, is beneficially owned by one or more "qualified shareholders" which, as defined, includes individuals who are residents of a qualified foreign country or foreign corporations that satisfy the country of organization requirement and the Publicly-Traded Test.

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

For our 2021 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were "primarily and regularly" traded on the NASDAQ, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code, and intends to take this position on its 2021 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.
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
For purposes of determining the persons that own 5% or more of our common shares (“5% Shareholders”), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2021 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own, directly or constructively, 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an “applicable financial statement”, persons subject to the "base erosion and anti-avoidance" tax, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares that are listed on the NASDAQ as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

F.  DIVIDENDS AND PAYING AGENTS

Not applicable.

G.  STATEMENT BY EXPERTS

Not applicable.

H.  DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information with the Commission. These materials, including this annual report and the accompanying exhibits, are available at http://www.sec.gov. In addition, documents referred to in this annual report may be inspected at our principal executive offices at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, Bermuda HM 08. Our filings are also available on our website at https://www.goldenocean.bm/. The information on our website, however, is not, and should not be deemed to be a part of this annual report. You may also obtain copies of the incorporated documents, without charge, upon written request to ir@goldenocean.no.

I.  SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We interpret market risk as the risk arising from fluctuations in interest rates, foreign currency exchange rates, commodity prices and other factors affecting the rate, index or price of an underlying financial instrument.

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long-term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

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

Our variable rate borrowings as of December 31, 2021, net of the amount subject to interest rate swap agreements, amounted to $1,262.3 million compared to $1,045.5 million as of December 31, 2020 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2021, the floating rate on a notional principal amount of $500 million (December 31, 2020: $500 million) was swapped to fixed rate.

As at December 31, 2021 and 2020, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2021	2020
Interest rate swaps - asset positions	2,608	—
Interest rate swaps - liability positions	10,364	27,558

As at December 31, 2021 and 2020, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.81% and 1.81%, respectively.

During 2021, we recorded a net gain on interest rate swaps of $11.5 million in the consolidated statements of operations, which resulted from unrealized gain of $19.8 million (change in the fair value), partly offset by realized loss (interest expense) of $8.3 million. During 2020, we recorded a net loss on interest rate swaps of $24.9 million in the consolidated statement of operations, which resulted from realized loss (interest expense) of $5.0 million in addition to unrealized loss of $19.9 million (change in the fair value).

As at December 31, 2021, our estimated interest expense until the maturity of our floating-rate long-term debt based on the applicable three-month USD LIBOR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2022	34,259	46,768	12,509
2023	36,486	46,737	10,251
2024	29,340	36,918	7,578
2025	19,822	24,950	5,128
2026	9,908	12,567	2,659
Thereafter	12,339	15,630	3,291
	142,154	183,570	41,416

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

Foreign currency Swap Agreements
As of December 31, 2021, we had contracts to swap USD to NOK for a notional amount of $2.4 million. As of December 31, 2020, we had contracts to swap USD to NOK for a notional amount of $1.5 million. As of December 31, 2021, the fair value of our swaps was a receivable of $0.1 million (2020: receivable of $0.1 million). In 2021, we recorded total net loss on our foreign currency swaps of $0.2 million (2020: gain of $0.6 million).
Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. When there are significant global inflationary pressures (currently pressures triggered by the Russia Ukraine conflict), these pressures would increase operating, voyage, general and administrative, and financing costs.

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

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

As of December 31, 2021, we had no outstanding bunker swap agreements (December 31, 2020: 2.9 thousand metric tonnes). As of December 31, 2020, the fair value of our bunker swaps was a receivable of $0.3 million and a payable of $0.1 million. In 2021, we recorded total net gain on our bunker swaps of $0.2 million. In 2020, we recorded total net loss on our bunker swaps of $2.0 million.

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or RSAs that are concentrated in the spot market.

Forward Freight Agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts include a margin maintenance requirement based on marking the contract to market and are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow.

In 2021, we recorded a net gain on our portfolio of FFA of $19.0 million (2020: net gain of $8.9 million).

Please see Note 29, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2021. Based upon that evaluation, the principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2021. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2021.

The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2021, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2021 and 2020 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2021	2020
Audit Fees (a)	764	832
Audit-Related Fees (b)	36	—
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	800	832

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2021 and 2020 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 20, 2019, we announced that our Board of Directors renewed the share buy-back program for one year, authorizing the purchase of up to 6,000,000 of our common shares. The renewed buy-back program ended on December 18, 2020 and was not extended. During the years of 2021 and 2020, we have not acquired any shares in open market transactions. As of the date of this report, we have bought back an aggregate of 1,300,000 shares pursuant to the program and used 545,000 of these treasury shares to settle options in connection with our 2016 Share Option Plan.

See Note 26, "Share Capital, Treasury Shares and Dividends", to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. While our board of directors is currently comprised of seven directors, four of whom are not independent, we may have a majority of independent directors in the future.

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

ITEM 16H    MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-42 are filed as part of this annual report:

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
Dated: March 23, 2022

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements the Company changed the manner in which it accounts for leases in 2019.

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

Assessment of impairment indicators for owned vessels, newbuildings and right of use assets

As described in Notes 2, 11, 17, 18 and 19 to the consolidated financial statements, the Company’s Vessels and equipment, net, Newbuildings, Finance leases, right of use assets, net, and Operating leases, right of use assets, net were USD 2,880,321 thousand, USD 35,678 thousand, USD 98,535 thousand and USD 19,965 thousand and as of December 31, 2021. Management reviews the carrying values of the vessels, newbuildings and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for owned vessels, newbuildings and right of use assets is a critical audit matter are that there was significant judgment by management when assessing the impairment indicators, which in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating audit evidence obtained relating to management’s significant assumptions, such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment indicator assessment for owned vessels, right of use assets and newbuildings including controls over development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy, and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to development of second hand vessel values based on appraisals of the ships, development of forward freight rates, spot rates and operating cash flows involved (i) testing the assumptions used in the assessment to external data, (ii) evaluating management's assessment of the indicators and (iii) testing whether the assumptions were consistent with evidence obtained in other areas of the audit and third party industry information.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 23, 2022

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except per share data)

	2021	2020	2019
Operating revenues
Time charter revenues (including related party amounts of $13,281, $19,528 and nil for the years ended December 31, 2021, 2020 and 2019 respectively)	603,959	235,673	299,946
Voyage charter revenues	597,812	370,130	404,184
Other revenues	1,410	2,140	1,669
Total operating revenues	1,203,181	607,943	705,799

Gain on sale of assets	9,788	—	—
Other operating income (expenses), net - related party	(2,008)	2,965	(1,170)

Operating expenses
Voyage expenses and commissions	252,865	194,544	185,088
Ship operating expenses (including related party amounts of $9,313, $11,574 and $5,758 for the years ended December 31, 2021, 2020 and 2019 respectively)	208,894	191,235	193,138
Charter hire expenses (including related party amounts of $60,885, $63,468 and $45,777 for the years ended December 31, 2021, 2020 and 2019 respectively)	89,559	66,812	117,779
Administrative expenses	18,149	13,722	14,123
Impairment loss on vessels	4,187	721	—
Impairment loss on right of use assets	—	94,233	—
Depreciation	123,699	111,303	93,845
Total operating expenses	697,353	672,570	603,973

Net operating income (loss)	513,608	(61,662)	100,656

Other income (expenses)
Interest income	484	1,193	4,434
Interest expense (including related party amounts of $3,395, nil and nil for the years ended December 31, 2021, 2020 and 2019 respectively)	(39,909)	(47,477)	(59,547)
Share of results of associated companies	24,482	(3,710)	505
Gain from disposal of associated companies	—	2,570	—
Gain (loss) on derivatives	30,465	(17,450)	(9,960)
Gain (loss) on marketable equity securities	(2,000)	(10,177)	1,828
Other financial items	477	(825)	(490)
Net other income (expenses)	13,999	(75,876)	(63,230)
Net income (loss) before income taxes	527,607	(137,538)	37,426
Income tax expense	389	131	237
Net income (loss)	527,218	(137,669)	37,189

Per share information:
Earnings (loss) per share: basic	$2.74	$(0.96)	$0.26
Earnings (loss) per share: diluted	$2.73	$(0.96)	$0.26
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2021 and 2020
(in thousands of $)

	2021	2020
ASSETS
Current assets
Cash and cash equivalents	197,032	153,093
Restricted cash	12,985	22,009
Marketable securities	1,684	3,684
Trade accounts receivable, net	28,838	22,704
Other current assets	35,158	29,351
Related party receivables	8,615	3
Derivative instruments receivables	2,679	572
Inventories	43,383	25,165
Prepaid expenses	8,440	10,440
Voyages in progress	30,576	13,435
Favorable charter party contracts	—	4,073
Total current assets	369,390	284,529
Vessels and equipment, net	2,880,321	2,267,686
Vessels held for sale	—	9,504
Newbuildings	35,678	—
Finance leases, right of use assets, net	98,535	113,480
Operating leases, right of use assets, net	19,965	22,739
Investments in associated companies	41,343	16,399
Related party receivables	6,187	6,228
Other long-term assets	2,758	502
Total assets	3,454,177	2,721,067
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	105,864	87,831
Current portion of finance lease obligations - related party	21,755	23,475
Current portion of operating lease obligations (including related party balances of $2,537 and $2,667 as of December 31, 2021 and 2020 respectively)	13,860	16,783
Derivative instruments payables	10,364	27,692
Related party payables	13,934	4,865
Trade accounts payables	6,462	18,402
Accrued expenses	38,569	34,550
Other current liabilities	37,265	28,077
Total current liabilities	248,073	241,675
Long-term liabilities
Long-term debt	1,156,481	957,652
Non-current portion of finance lease obligations - related party	105,975	127,730
Non-current portion of operating lease obligations (including related party balances of $13,355 and $15,892 as of December 31, 2021 and 2020 respectively)	14,907	25,254
Total liabilities	1,525,436	1,352,311
Commitments and contingencies
Equity

Share capital (Shares issued: 2021: 201,190,621. 2020: 144,272,697. Outstanding shares: 2021: 200,435,621. 2020: 143,327,697 shares. All shares are issued and outstanding at par value $0.05)	10,061	7,215
Treasury shares	(4,309)	(5,386)
Additional paid in capital	285	979
Contributed capital surplus	1,762,649	1,732,670
Accumulated earnings (deficit)	160,055	(366,722)
Total equity	1,928,741	1,368,756
Total liabilities and equity	3,454,177	2,721,067

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2021, 2020 and 2019
(in thousands of $)

	2021	2020	2019

Net income (loss)	527,218	(137,669)	37,189
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	123,699	111,303	93,845
Amortization of deferred charges	2,677	2,778	2,083
Gain from sale of vessels	(9,788)	—	—
Impairment loss on vessels	4,187	721	—
Impairment loss on right of use assets	—	94,233	—
Share option expenses	620	264	482
Share of results of associated companies	(24,482)	3,710	(505)
Dividends received from associated companies	—	450	150
Gain from disposal of associated companies	—	(2,570)	—
Amortization of charter party-out contracts	1,859	12,148	18,732
Amortization of other fair value adjustments, net, arising on the Merger	—	—	813
Mark to market (gain) loss on derivatives	(19,435)	20,542	14,733
Mark to market (gain) loss on marketable securities	2,000	10,177	(1,828)
Provision for onerous contracts	—	—	(299)
Non-cash lease expense	(10,496)	(6,459)	(4,351)
Other	(235)	(178)	(1,332)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(6,134)	22,896	(18,241)
Related party balances	(570)	6,041	2,751
Other receivables	(6,407)	3,991	(4,827)
Inventories	(18,219)	3,070	(81)
Voyages in progress	(17,141)	8,472	(19,121)
Prepaid expenses	2,001	(4,105)	(208)
Trade accounts payables	(11,939)	6,000	4,649
Accrued expenses	12,256	(1,126)	18,096
Other current liabilities	8,727	(14,049)	15,701
Net cash provided by operating activities	560,398	140,640	158,431
Investing activities
Dividends received from marketable equity securities	26	76	176
Purchase of investment in associated companies	—	—	(19,470)
Proceeds from sale of shares in associated companies	937	1,694	—
Loan advance to related parties	—	(1,000)	(10,700)
Repayment of loans receivable from related parties	—	5,350	—
Additions to newbuildings (including related party amounts of $116,445, nil and nil for the years ended December 31, 2021, 2020 and 2019 respectively	(152,460)	—	—
Purchase of vessels and equipment (including related party amounts of $286,894, nil and nil for the years ended December 31, 2021, 2020 and 2019 respectively)	(292,539)	(25,271)	(44,118)
Proceeds from sale of vessels	54,012	—	—
Proceeds from sale of marketable securities	—	—	1,062

Net cash used in investing activities	(390,024)	(19,151)	(73,050)
Financing activities
Proceeds from long-term debt (including related party amounts of $62,975, nil and nil for the years ended December 31, 2021, 2020 and 2019 respectively)	497,975	322,014	389,894
Repayment of long-term debt (including related party amounts of $413,600, nil and $124,400 for the years ended December 31, 2021, 2020 and 2019 respectively)	(628,900)	(390,138)	(621,235)
Repayment of finance leases (including related party amounts of $32,237, $47,181 and nil for the years ended December 31, 2021, 2020 and 2019 respectively)	(32,237)	(48,972)	(5,650)
Debt fees paid	(4,466)	(3,040)	(6,727)
Net proceeds from share issuance	352,225	—	—
Share repurchases	—	—	(5,504)
Net proceeds from share distributions	636	169	1,097
Lease incentives received	—	17,500	—
Distributions to shareholders	(320,692)	(7,164)	(46,617)
Net cash used in financing activities	(135,459)	(109,631)	(294,742)
Net change in cash, cash equivalents and restricted cash	34,915	11,858	(209,361)
Cash, cash equivalents and restricted cash at beginning of year	175,102	163,244	372,605
Cash, cash equivalents and restricted cash at end of year	210,017	175,102	163,244

Supplemental disclosure of cash flow information:
Interest expenses paid	30,850	36,351	60,676
Income taxes paid	153	77	61

Details of non-cash investing and financing activities in the year ended December 31, 2021, 2020 and 2019 are given in Note 17, "Vessel and Equipment, Net", and Note 18, "Newbuildings".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2021, 2020 and 2019
(in thousands of $, except number of shares)

	2021	2020	2019
Number of shares outstanding
Balance at beginning of year	143,327,697	143,277,697	143,827,697
Shares issued	56,917,924	—	—
Repurchases of shares	—	—	(855,000)
Distribution of treasury shares	190,000	50,000	305,000
Balance at end of year	200,435,621	143,327,697	143,277,697

Share capital
Balance at beginning of year	7,215	7,215	7,215
Shares issued	2,846	—	—
Balance at end of year	10,061	7,215	7,215

Treasury shares
Balance at beginning of year	(5,386)	(5,669)	(2,643)
Repurchases of shares	—	—	(4,756)
Distribution of treasury shares	1,077	283	1,730
Balance at end of year	(4,309)	(5,386)	(5,669)

Additional paid in capital
Balance at beginning of year	979	715	233
Shares issued	349,379	—	—
Stock option expense	620	264	482
Other	(22)	—	—
Reclassified to contributed surplus	(350,671)	—	—
Balance at end of year	285	979	715

Contributed capital surplus
Balance at beginning of year	1,732,670	1,739,834	1,786,451
Distributions to shareholders	(320,692)	(7,164)	(46,617)
Reclassified from additional paid in capital	350,671	—	—
Balance at end of year	1,762,649	1,732,670	1,739,834

Accumulated earnings (deficit)
Balance at beginning of year	(366,722)	(228,704)	(267,744)
Adjustment on adoption of ASC 842	—	—	2,485
Loss on distributed treasury shares	(441)	(115)	(634)
Adjustment on adoption of ASC 326 and other	—	(234)	—
Net (loss) income	527,218	(137,669)	37,189
Balance at end of year	160,055	(366,722)	(228,704)
Total equity	1,928,741	1,368,756	1,513,391
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating five VLCCs. However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring secondhand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 SPCs, from Frontline 2012, each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

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

In 2021, we acquired 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd., our largest shareholder (the “Vessel Acquisitions”). The Vessel Acquisition was financed by $338 million in new equity capital and a $414 million debt facility provided by affiliates of Hemen.

Business
We own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 105,000 and 200,000 dwt, Panamax vessels, which are vessels between 65,000 and 105,000 dwt, and Ultramax vessels, which are between 55,000 and 65,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and UK. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2021, we owned 81 dry bulk vessels. In addition, we had 11 vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and three chartered in on operating leases from unrelated third parties). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong, Bahamas or Panama.

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

Fair values
We have determined the estimated fair value amounts presented in these consolidated financial statements using available market information and appropriate methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. The estimates presented in these consolidated financial statements are not necessarily indicative of the amounts that we could realize in a current market exchange. Estimating the fair value of assets and liabilities requires the use of estimates and significant judgments, among others, the following: the market assumptions used when valuing acquired time charter contracts, the expected revenues earned by vessels and the operating costs (including drydocking costs) of those vessels and the discount rate used in cash flow based valuations. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

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

Several of our Capesize vessels operated under a pool arrangement for Capesize vessels with CCL in 2021, 2020 and 2019. All vessels were redelivered to us as of December 31, 2021. Revenues and expenses for our owned vessels generated through this pool arrangement are presented gross. We consider ourselves the principal under the charter parties with the customers for the vessels that operate under this pool arrangement, primarily because we consider ourselves to have control over the service to be transferred for the customer under the charter parties. CCL, as pool manager, calculates the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculates and allocates a pool result for each vessel. The difference between the calculated pool result for our owned vessels and the actual result from the charter party with the third party customer is a settlement amount with CCL. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operated under a RSA, for Supramax vessels managed by CTM in 2021, 2020 and 2019. All vessels were redelivered to us as of December 31, 2021. Under this RSA, CTM performs both commercial and operational functions related to the contracts with the third party customers. CTM as manager, records all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses are pooled together, allocated and the net result is distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operates and therefore controls the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM is considered to meet the definition of a lease. We account for the transactions with CTM as variable rate operating leases and recognize revenues for the applicable period based on the net amount to be distributed by CTM.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met.

Gains and losses on the sale of vessels
Gains and losses on the sale of vessels are recognized when the vessel has been delivered and all risks have been transferred and are determined by comparing the net proceeds received with the carrying value of the vessel.

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

Impairment of vessels, newbuildings and right of use assets
The carrying values of our vessels, newbuildings and right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. If impairment indicators exist, we assess the recoverability of the carrying value of each asset on an individual basis. We assess recoverability of the carrying value of owned vessels and newbuildings on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. Fair value for our owned vessels and newbuildings is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, owned vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For owned vessels, newbuildings and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. For any newbuildings that are constructed, we capitalize interest expenses are capitalized during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period. As of December 31, 2021 the amounts that should have been capitalized are determined to be immaterial

Earnings per share
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

Receivables
Trade receivables, other receivables and long-term receivables are presented net of allowances for doubtful balances and credit losses.

The company creates the allowance for expected credit losses to reflect the risk of estimated loss during the lifetime of receivables. The Company makes significant judgements and assumptions to estimate its expected losses. The allowance for credit losses can be determined using various methods, such as loss-rate methods, probability-of-default method or methods that utilize an aging schedule. At each reporting date, the allowance for credit losses is recorded as a reduction of receivables. Net income is adjusted to reflect the change in estimate from prior period. On January 1, 2020, we adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using a modified retrospective approach. The Company recorded a net decrease to retained earnings of $0.22 million as of January 1, 2020 for the cumulative effect of adopting the standard.

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

Value of long-term charter contracts
We account for the fair value of acquired long-term charter contracts, as either a separate asset or liability. The fair value is calculated as the net present value of the difference in cash flows arising over the period of the contract when the expected cash flows from the contract are compared to expected cash flows from comparable contracts at the acquisition date. An asset is recorded for contracts, which are favorable to us and a liability has been recorded for contracts, which are unfavorable to us.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party. We expect to take advantage of the expedients and exceptions for applying GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates.

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

Other Jurisdictions
Our subsidiary in Norway and United Kingdom are subject to income tax. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

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

For the year ended December 31, 2021, one customer accounted for 10 percent or more of our consolidated revenues in the amount of $117.7 million. For the years ended December 31, 2020 and 2019, no customer accounted for 10 percent or more of our consolidated revenues.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2021	2020	2019
Net income (loss)	527,218	(137,669)	37,189

(in thousands)	2021	2020	2019
Weighted average number of shares outstanding - basic	192,355	143,282	143,505
Dilutive impact of stock options	615	—	94
Weighted average number of shares outstanding - diluted	192,970	143,282	143,599

As of December 31, 2021, total outstanding share options were 1,100,000 which for the period ended December 31, 2021 were dilutive under the treasury stock method by 614,802 shares.

No own shares were acquired in 2021 and 2020. In 2019, we acquired an aggregate of 855,000 of our own shares, in open market transactions under our share buy-back program. As of December 31, 2021, we have repurchased a total of 1,300,000 shares under our share buy-back program, and following a distribution of 545,000 shares in connection with our 2016 Share Option Plan, we held 755,000 treasury shares (December 31, 2020: 945,000 treasury shares, December 31, 2019: 995,000 treasury shares). All own shares and distributions have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding in 2021, 2020 and 2019 by 786,425, 990,765 and 767,836 shares, respectively.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2021, 2020 and 2019:

(in thousands of $)	2021	2020	2019
Time charter revenues	603,959	235,673	299,946
Voyage charter revenues	597,812	370,130	404,184
Other revenues	1,410	2,140	1,669
Total operating revenues	1,203,181	607,943	705,799

In 2021, 2020 and 2019, we recognized a total of $49.1 million, $16.6 million and $26.8 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2021 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	603,959	—	603,959
Voyage charter revenues	192,895	404,917	597,812
Other revenues	—	1,410	1,410
Total operating revenues	796,854	406,327	1,203,181

For the year ended December 31, 2020 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	235,673	—	235,673
Voyage charter revenues	26,111	344,019	370,130
Other revenues	—	2,140	2,140
Total operating revenues	261,784	346,159	607,943

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $20.2 million of contract assets were capitalized in the year ended December 31, 2021 under "Other current assets", of which $17.0 million was amortized up to December 31, 2021, leaving a remaining balance of $3.2 million. In 2021, $3.2 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2020.

$16.5 million of contract assets were capitalized in the year ended December 31, 2020 under "Other current assets", of which $13.3 million was amortized up to December 31, 2020, leaving a remaining balance of $3.2 million. $5.9 million of contract assets were amortized in 2020 in relation to voyages in progress at the end of December 31, 2019. In 2019, we amortized an aggregate of $22.0 million of capitalized voyage expenses, or contract assets classified as other current assets.

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

As of December 31, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2021	2020
Voyages in progress (contract assets)	14,476	13,105
Trade accounts receivable	15,916	14,774
Other current assets (capitalized fulfillment costs)	3,249	3,233
Total	33,641	31,112

As of December 31, 2021, we recorded $20.0 million (2020: $15.9 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2021, we recognized $15.9 million in revenue, which was deferred as at December 31, 2020, as the performance obligations were met. Credit loss allowance as of December 31, 2021 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2021.

Total revenues for 2021, 2020 and 2019 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $378.7 million, $264.1 million and $263.5 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net negative $2.0 million, and $1.2 million for 2019, and positive $3.0 million for 2020. These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for 2021, 2020 and 2019 relating to our owned Supramax vessels that were under the C Transport Holding Ltd ("CTM") RSA and which have been accounted for as operating leases were $17.3 million, $8.6 million and $11.9 million, respectively.

8. GAIN ON SALE OF ASSETS
In October 2021, we announced the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for an aggregate sale price of $37.2 million. We recorded a gain from sale of $4.9 million and $4.9 million related to Golden Opportunity and Golden Endurer, respectively. Both vessels were delivered to their new owners in November 2021.

9. IMPAIRMENT OF VESSELS

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million. We recognized an impairment loss of $4.2 million from the sale in 2021. The vessel was delivered to its new owner in April 2021.

In 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. We recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel was delivered to its new owner in March 2021.

10. IMPAIRMENT OF RIGHT OF USE ASSETS

No impairment losses were recorded in 2021. In 2020, we recorded an impairment loss of $94.2 million related to our leased vessels. Based on impairment tests performed as of March 31, 2020 on an asset by asset basis, estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels, and we have adjusted the carrying value of the leased vessels to the fair value of the leased vessels. The impairment consisted of $70.0 million related to seven vessels on financial lease from SFL and $24.2 million related to four vessels on operating leases.

11. OPERATING LEASES

As of December 31, 2021, we leased in one vessel (2020: one vessel) from SFL and three vessels (2020: three vessels) from third parties, all of which are classified as operating leases. Additionally, as of December 31, 2021 and 2020, respectively, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, of which one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2021. Up to December 2019 all eight vessels chartered in from SFL were classified as operating leases. In December 2019, seven of the eight charters were amended which resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. With reference to Note 28, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease is $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $17,489 for SFL operating lease in 2021 and there was $9.8 million in total profit share for all eight SFL vessels in 2021 recorded as charter hire expense ($37.9 thousand and $0.8 million in 2020 and 2019, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2021 as interest expense of $2.0 million. In 2020 and 2019 we recorded the variable lease expense of $0.7 million and $1.2 million, respectively. The profit share mechanism has not been adjusted with the increased rate. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years.

For the Ultramax vessel, Golden Hawk, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million. In 2021, the 6-T/C Baltic Exchange Supramax Index exceeded the daily rate of $13,200 and as of December 31, 2021, index linked compensation of $1.75 million has been paid in full. Further, in 2021, we extended Golden Hawk lease for approximately one year by using extension option in the contract. The daily rate during extension period is $13,700.

In 2019, we took delivery of the Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 104,550 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. Based on the contracts, for certain trades, a profit sharing scheme between charterers and the owners comes into force. In 2021, we incurred $0.2 million expense due to profit sharing schemes for these vessels.

We have allocated the consideration due under the leases above between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. For leases and vessels chartered in on a short-term time charters, we have presented a total of $19.3 million, $19.2 million and $20.1 million of the non-lease component, or service element, under ship operating expenses for 2021, 2020 and 2019, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.5 million and $0.5 million is recorded in Administrative expenses in the Consolidated Statement of Operations for 2021 and 2020, respectively.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2019	23,973	2,803	25,417	2,660	54,853
Additions	—	—	10	133	143
Amortization	(1,918)	(1,042)	(4,504)	(570)	(8,034)
Impairment	(8,054)	(607)	(15,562)	—	(24,223)
Balance as of December 31, 2020	14,001	1,154	5,361	2,223	22,739
Additions and modification	—	3,240	—	229	3,469
Amortization	(1,820)	(1,013)	(3,053)	(357)	(6,243)
Impairment	—	—	—	—	—
Balance as of December 31, 2021	12,181	3,381	2,308	2,095	19,965

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In 2021, we recorded no impairment of right of use assets for operating leases. In 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by impairment indicators identified in the first quarter of 2020.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2019	21,070	7,224	25,417	2,676	56,387
Additions	—	—	—	—	—
Repayments	(2,511)	(2,477)	(8,947)	(437)	(14,372)
Foreign exchange translation	—	—	—	22	22
Balance as of December 31, 2020	18,559	4,747	16,470	2,261	42,037
Additions	—	—	—	—	—
Repayments	(2,667)	(4,357)	(9,294)	(201)	(16,519)
Modification	—	3,240	—	—	3,240
Foreign exchange translation	—	—	—	9	9
Balance as of December 31, 2021	15,892	3,630	7,176	2,069	28,767
Current portion	2,537	3,630	7,176	517	13,860
Non-current portion	13,355	—	—	1,552	14,907

Charter hire and office rent expense

The future minimum operating lease expense payments under our non-cancelable fixed rate operating leases as of December 31, 2021 are as follows:

(in thousands of $)
2022	14,995
2023	3,369
2024	3,370
2025	3,289
2026	2,809
Thereafter	4,769
Total minimum lease payments	32,601
Less: Imputed interest	(3,834)
Present value of operating lease liabilities	28,767

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2021, the future rental payments include $2.2 million (2020: $2.6 million) in relation to office rent costs and $30.4 million (2020: $45.3 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases reflected as charter hire expense was $81.7 million in 2021 (2020: $29.0 million, 2019: $66.0 million), which included $62.4 million for short-term leases (2020: $23.5 million). Total cash paid in respect of operating leases was $88.4 million in 2021 (2020: $35.7 million). The weighted average discount rate in relation to our operating leases was 5.36% and 5.20% for 2021 and 2020, respectively. The weighted average lease term was 4.5 and 4.4 years in 2021 and 2020, respectively.

Rental income
As of December 31, 2021, we leased out eight vessels on fixed time charter rates (2020: eight vessels) and 26 vessels (2020: 18 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our operating leases as of December 31, 2021 are as follows:

(in thousands of $)
2022	31,494
2023	2,261
2024	—
2025	—
2026	—
Thereafter	—
33,755
An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and as such essentially these contracts are operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of December 31, 2021, the cost and accumulated depreciation of the 34 vessels which were leased out to third parties, were $1,637.3 million and $308.1 million, respectively.

As of December 31, 2020, the cost and accumulated depreciation of the 26 vessels which were leased out to third parties, were $1,258.4 million and $198.5 million, respectively.

12. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2021, 2020 and 2019, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2021	2020	2019
Cash and cash equivalents	197,032	153,093	153,060
Short-term restricted cash	12,985	22,009	10,184
Long-term restricted cash	—	—	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	210,017	175,102	163,244

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $69.5 million of cash and cash equivalents as of December 31, 2021 (as of December 31, 2020: $59.8 million and as of December 31, 2019: $64.1 million).

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

(in thousands of $)	2021	2020
Balance at start of year	3,684	13,861
Unrealized gain (loss), net	(2,000)	(10,177)
Balance at end of year	1,684	3,684

In 2021, we have received approximately $26.1 thousand in dividends from our investment in Eneti Inc.

14. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts and credit loss allowance.

(in thousands of $)	2021	2020	2019
Trade accounts receivable	29,135	22,904	46,229
Provision for doubtful accounts	(253)	(165)	(594)
Allowance for expected credit losses	(44)	(35)	—
Total trade accounts receivable, net	28,838	22,704	45,635

Allowance for credit losses for trade accounts receivable amounted to $44.0 thousand as of December 31, 2021 and $35.0 thousand as of December 31, 2020.

Movements in the provision for doubtful accounts in the three years ended December 31, 2021 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2018	337
Additions charged to income	594
Deductions credited to trade receivables	(337)
Balance as of December 31, 2019	594
Additions charged to income	165
Deductions credited to trade receivables	(594)
Balance as of December 31, 2020	165
Additions charged to income	253
Deductions credited to trade receivables	(165)
Balance as of December 31, 2021	253

15. OTHER CURRENT ASSETS

(in thousands of $)	2021	2020
Capitalized fulfillment costs	3,541	3,233
Agent receivables	1,227	961
Advances	1,644	1,375
Claims receivables	4,342	2,241
Bunker receivables on time charter-out contracts	16,312	12,053
Other receivables	8,092	9,488
	35,158	29,351

Other receivables are presented net of allowances for credit losses and doubtful accounts amounting to $46.3 thousands and nil as of December 31, 2021, respectively. As of December 31, 2020, allowances for credit losses and doubtful accounts amounted to $27.3 thousands and nil, respectively.

16. VALUE OF CHARTER PARTY CONTRACTS

The value of favorable charter-out contracts is summarized as follows:

(in thousands of $)	2021	2020	2019
Opening balance	4,073	16,221	34,953
Amortization charge	(4,073)	(12,148)	(18,732)
Total	—	4,073	16,221
Less: current portion	—	(4,073)	(12,148)
Non-current portion	—	—	4,073

Value of the favorable charter party contracts relates primarily to contracts acquired as part of the Merger. Time charter revenues in 2021, 2020 and 2019 have been reduced by $4.1 million, $12.1 million and $18.7 million, respectively, as a result of the amortization of these favorable charter-out contracts. As of December 31, 2021, the remaining value of these favorable charter-out contracts is nil.

With reference to Note 17, "Vessels and equipment, net'', in connection with the acquisition of vessels from Hemen, we acquired certain unfavorable time charter-out contracts, which were valued to net $2.2 million and recorded as a liability on acquisition. As of December 31, 2021, the remaining value of these charter-out contracts is nil.

17. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2019	2,706,794	(366,041)	2,340,753
Additions	31,531	—	31,531
Disposals	—	—	—
Impairment loss on vessels	(721)	—	(721)
Transfers to held for sale	(11,499)	1,996	(9,503)
Depreciation	—	(94,374)	(94,374)
Balance as of December 31, 2020	2,726,105	(458,419)	2,267,686
Additions Vessel Acquisitions	640,991	—	640,991
Additions BWTS	2,911	—	2,911
Disposals	(18,746)	4,103	(14,643)
Transfer from newbuildings	116,446	—	116,446
Transfer to held for sale	(27,635)	7,506	(20,129)
Impairment loss	(4,187)	—	(4,187)
Depreciation	—	(108,754)	(108,754)
Balance as of December 31, 2021	3,435,885	(555,564)	2,880,321

As of December 31, 2021, we owned 13 Newcastlemaxes, 35 Capesizes, 31 Panamaxes and two Ultramaxes (as of December 31, 2020: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen Holding Ltd., our largest shareholder (the “Vessel Acquisitions”), whereas $637.5 million related to vessels and $114.5 million related to newbuildings. The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets.

We took delivery of all vessels and newbuildings in the first six months of 2021. With reference to our Consolidated Statements of Cash Flows, for 15 vessels delivered in the period, there has been a non-cash draw down on the $413.6 million facility from Sterna Finance, an affiliate of Hemen (''Sterna Facility'') in the total amount of $350.6 million. With reference to Note 18, ''Newbuildings'', remaining $63 million were drawn in cash. Total cash payment to Hemen for vessels and newbuildings amounted to the aggregate purchase price less $350.6 million non-cash drawdown under the Sterna Facility for 15 acquired vessels.

In aggregate we capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings, which includes $752 million consideration, $2.2 million relating to unfavorable contracts (reference to Note 16, "Value of Charter Party Contracts"), $2.1 million for newbuildings predelivery and technical supervision costs (reference to Note 18, "Newbuildings") and various other costs of $1.1 million.

In 2021, we capitalized a total of $2.9 million in relation to the installation of ballast water treatment system. In 2020, we capitalized in total $1.2 million in relation to the installation of ballast water treatment system and $30.4 million in relation to the completed installation of scrubbers.

In October 2021, we announced the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for an aggregate sale price of $37.2 million. We recorded a gain from sale of $4.9 million and $4.9 million related to Golden Opportunity and Golden Endurer, respectively. Both vessels were delivered to their new owners in November 2021, upon which final payments were received and an aggregate of $14.3 million in debt was repaid.

In January 2021, we entered into an agreement to sell the Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to her new owner in April 2021. An impairment loss of $4.2 million was recognized related to the sale of the vessel in the period.

In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, for $9.6 million. The vessel was delivered to her new owner in March 2021. An impairment loss of $0.7 million was recognized related to the sale of the vessel.

Total depreciation expense was $108.8 million, $94.4 million and $93.0 million in 2021, 2020 and 2019, respectively.

18. NEWBUILDINGS

As part of the Vessel Acquisitions we acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments, and in addition included $0.6 million working capital payment which was recorded as ‘Other assets’. Further, final payments to the shipyards for all three newbuildings amounted to $68.4 million, which was paid net of $2.5 million penalty received from shipyards for late delivery of newbuildings (liquidated damages). In order to make a final settlement with the shipyards, we made a cash draw down on $413.6 million Sterna facility of $63.0 million. Out of total $2.5 million in liquidated damages received from the shipyards by us, $2.2 million were reimbursed to Hemen (for the period when newbuildings belonged to Hemen). In addition, we paid $2.1 million predelivery and technical supervision costs. Total newbuilding balance of $116.4 million was transferred to Vessel and Equipment upon delivery of newbuildings. There is no remaining newbuildings balance for Golden Spray, Golden Fast and Golden Furious as of December 31, 2021.

In September 2021, the Company entered into an agreement for the construction of three high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessel. In October 2021, the Company paid first installments of $15.2 million. Outstanding contractual commitments of $85 million are due between the first quarter of 2022 and first quarter of 2024.

In October 2021, the Company entered into agreement to construct four Kamsarmax vessels. The contract price of $137.6 million is payable in several installments between the fourth quarter of 2021 and the fourth quarter of 2023. In 2021, the Company paid first installments of $20.9 million.

The balance as of 31.12.2021 relates to seven Kamsarmax newbuildings described above and amounts to $35.7 million.

Remaining Kamsarmax commitments will be partly financed with the proceeds from the sales of older vessels. Including the February 2022 sale of three older Panamax vessels (refer to Note 31, ''Subsequent events''), we generated aggregate net cash proceeds of around $60 million over the last 15 months, representing the majority of the estimated required equity to fund remaining commitments. Remaining contractual commitments will be financed through the above-mentioned vessel sales proceeds, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

19. FINANCE LEASES

As of December 31, 2021, we held seven vessels under finance lease (December 31, 2020: seven vessels). With reference to Note 11, "Operating Leases", seven of the eight Capesize charters with SFL were amended in December 2019 and resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. The daily time charter rate for vessels classified as finance lease was $19,135 in 2021, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $16,435 until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the calculation of the profit share element and payment structure, refer to Note 11, "Operating Leases". The average daily rate was calculated to be $19,024 for finance leases in 2021 and there was $9.8 million in profit share for all eight SFL vessels in 2021 ($37.9 thousand and $0.8 million in 2020 and 2019, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2021 as interest expense of $2.0 million. In 2020 and 2019 we recorded the variable lease expense of $0.7 million and $1.2 million, respectively. The profit share mechanism has not been adjusted with the increased rate. For a description of purchase options, refer to Note 11, "Operating Leases". The lease term for these vessels has been determined to be 13 years.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2020	193,987
Additions	6,430
Depreciation	(16,928)
Impairment	(70,009)
Balance as of December 31, 2020	113,480
Additions	—
Depreciation	(14,945)
Impairment	—
Balance as of December 31, 2021	98,535

In 2020, we recorded a total of $70.0 million in impairment of right of use assets for vessels under finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by the negative market developments in the start of 2020.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2020	168,708
Additions	17,500
Repayments	(44,368)
Interest expense on obligations under finance lease	9,365
Balance as of January 1, 2021	151,205
Additions	—
Repayments	(32,237)
Interest expense on obligations under finance lease	8,762
Balance as of December 31, 2021	127,730
Current portion	21,755
Non-current portion	105,975

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 6.6 years as of December 31, 2021. The weighted average discount rate was 6.3% and the weighted average lease term was 7.6 years as of December 31, 2020.

The outstanding obligations under finance leases as of December 31, 2021 are payable as follows:

(in thousands of $)
2022	29,061
2023	24,484
2024	24,553
2025	22,551
2026	20,617
Thereafter	32,977
Minimum lease payments	154,243
Less: imputed interest	(26,513)
Present value of obligations under finance leases	127,730

With regard to the eight SFL Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

20. VESSELS HELD FOR SALE

There were no vessels held for sale as of December 31, 2021. In December 2020, we entered into an agreement to sell the Golden Shea, a Panamax vessel, to an unrelated third party for a total gross amount of $9.6 million. In 2020, we recognized a $0.7 million impairment loss in connection with the sale and classified the vessel as held for sale as of December 31, 2020. The vessel was delivered to its new owner in April 2021.

21. EQUITY METHOD INVESTMENTS

As of December 31, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2021	2020
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")	17.50%	17.50%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%
Seateam Management Pte. Ltd. ("Seateam")	—%	—%
Capesize Chartering Ltd. ("CCL")*	25.00%	25.00%

*Following the termination of the pool agreement, in February 2022 our 25% share in CCL was sold for $17.5 thousands.

Movements in equity method investments for the years ended December 31, 2021 and 2020 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	SeaTeam	TFG Marine	Other	Total
Balance as of December 31, 2019	19,557	1,027	899	—	—	21,483
Distributions received from associated companies	—	(450)	—	—	—	(450)
Disposals of equity method investments	—	—	(999)	—	—	(999)
Loss on disposal of equity method investments	(32)	—	—	—	—	(32)
Equity contribution	—	—	—	75	—	75
Share of income / (loss)	(4,154)	(32)	100	408	—	(3,678)
Balance as of December 31, 2020	15,371	545	—	483	—	16,399
Share of income / (loss)	24,351	1,073	—	(483)	(459)	24,482
Balance as of December 31, 2021	39,722	1,618	—	—	(459)	40,881
Asset	39,722	1,618	—	—	3	41,343
Liability	—	—	—	—	(462)	(462)

We have an equity investment of 17.5% in SwissMarine, formerly known as Singapore Marine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in February 2020 from 17.8% to 17.5% as a result of issuance of additional shares by SwissMarine to its employees. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine in the total amount of $5.7 million, which included principal loan amount of $5.35 million and interest of $0.3 million. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We also provided a shareholder loan of $1.0 million to TFG Marine, with outstanding amount of $0.9 million as of December 31, 2021. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In October 2020, we completed the sale of our 22.19% ownership interest in SeaTeam to OSM Maritime Group. Total consideration allocated to us amounted to $3.6 million, out of which $1.7 million was received on October 20, 2020 upon completion of sale and $0.9 million was received on April 1, 2021. The remaining outstanding amount of $0.9 million is expected to be received during 2022. The gain from sale amounted to $2.6 million and was recorded as 'Gain from disposal of associated companies'.

In 2021, cash dividends received from equity method investees amounted to nil (2020: $0.5 million, 2019: $0.2 million).

22. DEBT

(in thousands of $)	2021	2020
$304.0 million term loan and revolving facility	235,315	304,014
$93.75 million term loan	77,314	83,888
$131.79 million term loan	98,681	114,036
$155.3 million term loan	121,573	142,400
$120.0 million term loan	81,071	99,661
$420.0 million term loan	280,387	310,023
$260.0 million lease financing	256,905	—
$175.0 million term loan and revolving facility	122,477	—
Total U.S. dollar denominated floating rate debt	1,273,723	1,054,022
Deferred charges	(11,378)	(8,539)
Total debt	1,262,345	1,045,483
Current portion of debt	(105,864)	(87,831)
Long-term portion of debt	1,156,481	957,652

Movements in 2021 and 2020 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance as of December 31, 2019	1,122,148	(8,278)	1,113,870
Loan repayments	(390,138)	—	(390,138)
Loan draw downs	322,012	—	322,012
Capitalization of debt issuance cost, net of amortization	—	(261)	(261)
Balance as of December 31, 2020	1,054,022	(8,539)	1,045,483
Loan repayments	(628,900)	—	(628,900)
Loan draw downs	848,601	—	848,601
Capitalization of debt issuance cost, net of amortization	—	(2,839)	(2,839)
Balance as of December 31, 2021	1,273,723	(11,378)	1,262,345

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The new $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears interest of LIBOR plus a margin of 1.9%. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million. Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2021, $2.5 million was repaid in regular repayments and we also repaid the full $50 million revolving credit tranche. Thus, we have $50 million in available undrawn amount.

$260.0 million lease financing
In August 2021, the Company signed a sale-and-leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, carries an interest rate of LIBOR plus a margin of 2%, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2021, $3.1 million was repaid and there was no available undrawn amount.

$304.0 million term loan facility

In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 2.35%. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2021, $18.7 million (2020: Nil) was repaid in regular repayments and we also repaid the full $50.0 million revolving credit tranche. Thus, we have $50.0 million in available undrawn amount.

$93.75 million and $131.79 million loan facilities
In May 2019, we entered into two loan facilities, one for $93.75 million and one for $131.79 million, to refinance our obligations under the three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana in 2017. In connection with this refinancing, we prepaid the outstanding debt under the three non-recourse loan facilities of $222.1 million.

$93.75 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.15%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2021, $6.6 million (2020: $6.6 million) was repaid and there was no available undrawn amount.

$131.79 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $76.6 million. During 2021, $15.4 million (2020: $11.8 million) was repaid and there was no available undrawn amount.

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 2.10%. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $88.3 million. During 2021, $20.8 million (2020: $13.0 million) was repaid and there was no available undrawn amount.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 2.25%. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $59.8 million. During 2021, $18.6 million (2020: $8.1 million) was repaid and there was no available, undrawn amount.

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

In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 2.5% and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation was financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

During 2021, $29.6 million (2020: $28.1 million) was repaid and nil was drawn down (2020: $18 million drawn down for the remaining six installations). As of December 31, 2021, $280.4 million (2020: $310.0 million) was outstanding under this facility and there was no available, undrawn amount. The facility is secured by 14 of our Capesize vessels.

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

In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million was repaid.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility (for $175 million loan facility and $260 million lease financing, the value should not fall below $130% and 115%, respectively). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $69.5 million of cash and cash equivalents as of December 31, 2021 (December 31, 2020: $59.8 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2021 and December 31, 2020, we were in compliance with our covenants.

Deferred charges
Debt issuance costs of $11.4 million as of December 31, 2021 (2020: $8.5 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2021 is repayable as follows:

(in thousands of $)
2022	105,864
2023	326,979
2024	288,277
2025	263,108
2026	94,497
Thereafter	194,998
Total U.S. dollar denominated floating rate debt	1,273,723
Deferred charges	(11,378)
Total debt	1,262,345

Assets pledged

As of December 31, 2021, 81 vessels (2020: 67 vessels) with an aggregate carrying value of $2,880.3 million (2020: $2,267.7 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related our floating rate debt (margin excluding LIBOR) as of December 31, 2021 and 2020 was 2.21% and 2.31%, respectively.

23. ACCRUED EXPENSES

(in thousands of $)	2021	2020
Voyage expenses	11,204	16,785
Ship operating expenses	17,968	12,208
Administrative expenses	4,570	695
Tax expenses	394	171
Interest expenses	4,433	4,691
	38,569	34,550

24. OTHER CURRENT LIABILITIES

(in thousands of $)	2021	2020
Deferred charter revenue	34,626	25,504
Payroll and employee tax accruals	654	698
Bunker obligations on time charter out contracts	1,523	435
Other current liabilities	462	1,440
	37,265	28,077

25. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2021	2020
Interest rate swaps	2,608	—
Foreign currency swaps	71	268
Bunker derivatives	—	304
Forward freight agreements	—	—
Asset Derivatives - Fair Value	2,679	572

(in thousands of $)	2021	2020
Interest rate swaps	10,364	27,558
Foreign currency swaps	—	—
Bunker derivatives	—	134
Forward freight agreements	—	—
Liability Derivatives - Fair Value	10,364	27,692

During 2021, 2020 and 2019, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2021	2020	2019
Interest rate swaps	Interest income (expense)	(8,349)	(5,030)	2,163
	Unrealized fair value gain (loss)	19,802	(19,868)	(13,114)
Foreign currency swaps	Realized gain (loss)	60	71	(1,139)
	Unrealized fair value gain (loss)	(257)	519	1,353
Forward freight agreements	Realized gain (loss)	18,969	10,207	3,245
	Options	—	(1,313)	(2,171)
Bunker derivatives	Realized gain (loss)	410	(2,193)	(635)
	Unrealized fair value gain (loss)	(170)	157	338
		30,465	(17,450)	(9,960)

26. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2021	2020	2019
300 million common shares in 2021 and 200 million common shares in 2020 and 2019 with $0.05 par value	15,000	10,000	10,000

In March 2021, at our Annual General Meeting ("AGM"), the shareholders approved to increase our authorized share capital from $10,000,000 divided into 200,000,000 common shares of $0.05 par value to $15,000,000 divided into 300,000,000 common shares of $0.05 par value. In May 2021, at our Annual General Meeting, our shareholders approved a reduction of the Additional Paid in Capital account,. As a result, $350.7 million in additional paid in capital was reclassified to contributed surplus in 2021.

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2021	2020	2019
Issued shares: Balance at start of year	144,272,697	144,272,697	144,272,697
- Shares issued	56,917,924	—	—
- Issue of consideration shares to Hemen	—	—	—
- Settlement of options	—	—	—
Issued shares: Balance at the end of year	201,190,621	144,272,697	144,272,697

Outstanding number of shares: Balance at start of year	143,327,697	143,277,697	143,827,697
- Shares issued	56,917,924	—	—
- Repurchases of shares	—	—	(855,000)
- Distribution of treasury shares	190,000	50,000	305,000
Outstanding number of shares: Balance at end of year	200,435,621	143,327,697	143,277,697

In February 2021, we completed a private placement, which raised gross proceeds of NOK 2,873 million, or approximately $338 million through the placing of 54,207,547 new shares at a subscription price of NOK 53.00 per offer share. Net proceeds from the private placement after deduction of legal and other placement related costs amounted to $335.3 million. Hemen subscribed for 27,103,773 new shares, equivalent to approximately $169 million.

In May 2021, we completed a subsequent offering following the private placement and issued 2,710,377 new shares at NOK 53.00 per share, raising gross proceeds of NOK 143.6 million (or approximately $16.9 million). Net proceeds from the subsequent offering after deduction of legal and other placement related costs amounted to $16.9 million. All shares were acquired by third parties.

No own shares were acquired in 2021 and 2020. In 2019, we acquired an aggregate of 855,000 of our own shares, in open market transactions under our share buy-back program. The shares were acquired on the Oslo Stock Exchange. As of December 31, 2021, we have repurchased a total of 1,300,000 shares under our share buy-back program, and following a distribution of 545,000 shares in connection with our 2016 Share Option Plan, we held 755,000 treasury shares (December 31, 2020: 945,000 treasury shares, December 31, 2019: 995,000 treasury shares). In the year ended December 31, 2021, we issued 190,000 shares in connection with our 2016 Share Option Plan. We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

In 2021, 2020 and 2019, we paid $320.7 million, $7.2 million and $46.6 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $1.60, $0.05 and $0.33. Refer to Note 31, "Subsequent events", for any subsequent dividend declarations.

As of December 31, 2021, 200,435,621 common shares were outstanding (December 31, 2020: 143,327,697 common shares, December 31, 2019: 143,277,697 common shares), which includes an adjustment for treasury shares in 2021, 2020 and 2019 of 755,000, 945,000 and 995,000, respectively.

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

On November 10, 2016, the Board approved the issue of 700,000 share options to senior management in accordance with the terms of the 2016 Plan at an exercise price of $4.20, adjusted for any distribution of dividends made before the relevant options are exercised. The share options have a five years term and vest over a three years period equally at a rate of 1/3 of the number of share options granted on each annual anniversary of the date of grant, subject to the option holder continuing to provide services to the Company from the grant date through the applicable vesting date. All options were exercised as of 31.12.2021.

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

•Expected Term (1)
Given that the exercise price is adjustable for any distribution of dividends made before the relevant options are exercised and that most of the grants is given to top management, we expect that it is reasonable for holders of the granted options to avoid early exercise of the options. As a result, we assumed that the expected term of the options is their contractual term.

•Expected Volatility (2)	We used the historical volatility of the common shares to estimate the volatility of the prices of the shares underlying the share options.
•Expected dividends (3)
For all share options granted the share options exercise price is adjustable for distribution of dividend before the share options are exercised. Therefore, dividend protection features are incorporated to option pricing model by using a zero-dividend yield assumption.

•Dilution Adjustment (4)	The number of share options is considered immaterial as compared to the number of shares outstanding and no dilution adjustment was incorporated in the valuation model.
•Risk-free Rate (5)
We used the five-year US Government bond risk-free yield-to-maturity rate of as of respective grant date as an estimate for the risk-free rate to match the expected contractual term of the share options.

•Expected Forfeitures (6)	We expect that there will be no or very limited forfeitures of non-vested shares options during the terms. This is in line with our historical experience.

The following table summarizes the option activity for the year ended December 31, 2021 and 2020:

	Number of options		Weighted Average Exercise Price	Weighted Average Grant date Fair Value
	Management	Total
Exercisable as of December 31, 2019	150,000	240,000	$3.43	$2.47
Outstanding as of December 31, 2019 - Unvested	—	—	—	—
Total Outstanding as of December 31, 2019	150,000	240,000	$3.43	$2.47
Granted during 2020	1,100,000	1,100,000	$5.48	$1.48
Exercised during 2020	50,000	50,000	$3.38	$2.47
Forfeited during 2020	—	—	—	—
Exercisable as of December 31, 2020	100,000	190,000	$3.38	$2.47
Outstanding as of December 31, 2020 - Unvested	1,100,000	1,100,000	$5.48	$1.48
Total Outstanding as of December 31, 2020	1,200,000	1,290,000	$5.17	$1.63
Granted during 2021	—	—	—	—
Exercised during 2021	100,000	190,000	$3.35	$2.47
Forfeited during 2021	—	—	—	—
Exercisable as of December 31, 2021	300,000	300,000	$3.80	$2.06
Outstanding as of December 31, 2021 - Unvested	800,000	800,000	$6.88	$1.65
Total Outstanding as of December 31, 2021	1,100,000	1,100,000	$6.04	$1.76

As of December 31, 2021 and 2020, outstanding vested options amounted to 300,000 and 190,000, respectively.
The following table summarizes certain information about the options outstanding as of December 31, 2021 and 2020:

	Options Outstanding and Unvested, December 31, 2021			Options Outstanding and Exercisable, December 31, 2021
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$6.88	800,000	$6.88	3.55	300,000	$3.80	3.55

	Options Outstanding and Unvested, December 31, 2020			Options Outstanding and Exercisable, December 31, 2020
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$5.48	1,100,000	$5.48	4.55	190,000	$3.38	0

For the year ended December 31, 2021 and 2020 the share based compensation was $0.6 million and $0.3 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2021, we settled the exercise of 190,000 share options by distributing the same amount of treasury shares. With reference to Note 26, "Share Capital, Treasury Shares and Dividends", we issued 50,000 shares in 2020 as a result of the exercise of share options in 2020.

As of December 31, 2021 and 2020, the estimated cost relating to non-vested share options not yet recognized was $0.9 million and $1.6 million respectively.

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

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 11, "Operating Leases", and Note 19, "Finance Leases", for additional information related to these contracts.

For the first half of 2021 we were the commercial manager for eight (full 2020: 9) dry bulk and 16 (full 2020: 16) container vessels owned and operated by SFL. The agreement was terminated in July 2021 and we are no longer the commercial manager for SFL vessels as of 31.12.2021. Pursuant to the management agreements, we received $125 per day per vessel for managing four of the eight dry bulk vessels, $75 per day per vessel for managing three of the eight dry bulk vessels and $37.5 per day per vessel for managing the remaining one dry bulk vessels (2020: $125 per day for four, $75 per day for three and $37.5 per day for the remaining two, 2019: $125 per day for seven and $75 per day for seven) and $75 per day per vessel for managing the 16 container vessels (2020: $75 per day per vessel for managing the 16 container vessels, 2019: $75 per day per vessel for managing the 14 container vessels).

Seatankers
We are the commercial manager of 12 (2020: 25) dry bulk vessel owned and operated by Seatankers. Number of vessels on commercial management reduced in 2021 due to Vessel Acquisitions, whereas some of acquired vessels were previously managed by us. Pursuant to the management agreements, we receive $125 (2020: $125, 2019: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short-term time charters.

Capesize Chartering
In February 2015, Capesize Chartering Ltd ("CCL"), a joint venture company was incorporated and in January 2016, the joint venture partners, Golden Ocean, Bocimar International NV, C Transport Holding Ltd and Star Bulk Carriers Corp, entered into a revenue sharing agreement. The purpose of the joint venture was to combine and coordinate the chartering services of all the parties for their participating Capesize dry bulk vessels and ultimately achieve improved scheduling ability and enhance economic efficiencies. Each CCL participating vessel owner continued to be responsible for the operating, accounting and technical management of its respective vessels. In August 2021 we announced termination of our relationship with CCL. With Vessel Acquisition in 2021, we gained the critical mass to achieve the benefits of scale outside of the joint venture and during the fourth quarter of 2021, the last of the Company’s vessels trading in the CCL pool were redelivered. During 2021, 34 of our Capesize and Newcastlemax vessels that traded in the CCL pool contributed with an average of 256 days per vessel.

United Freight Carriers
United Freight Carriers LLC (''UFC''), is a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 21, "Equity Method Investments", in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.35 million and interest of $0.3 million. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.35 million.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $13.3 million in the year ended December 31, 2021 (December 31, 2020: $19.5 million).

TFG Marine
With reference to Note 21, "Equity Method Investments", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $174.3 million to TFG Marine in relation to bunker procurement in 2021 (2020: $67.5 million) and $6.6 million remains due as of December 31, 2021 (December 31, 2020: $2.4 million). Upon purchase, bunkers were recorded as assets on the Consolidated Balance Sheet and, once consumed during voyage charter, were expensed using first-in, first-out basis. Practically it is not possible to accurately split out P&L related party voyage expense, and a such we have not summarized voyage expenses charged by related party in the table below.

We also issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of December 31, 2021, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2021.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management. Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $27,375 per vessel (2020: $27,529 per vessel). This fee is subject to annual review.

Ship Management
The Ship management of our vessels is provided by external ship managers. Seateam Management Pte. Ltd. ("Seateam"), which provides ship management services to us, was a related party up to October 2020 when we sold our 22.19% ownership interest.

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

Acquisition of vessels from affiliates of Hemen

In connection with the Vessel Acquisitions in February 2021, we drew down an aggregate of $413.6 million in debt under loan agreement with Sterna Finance Ltd. The loan had an 18-month tenor, bears an interest rate of LIBOR plus a margin of 2.35% in the first year, LIBOR plus a margin of 4.7% from 13th to 18th month and shall be repaid in accordance with a 17-year linear repayment profile. $63.0 million was drawn in cash for the three acquired newbuildings, and was used for payment of a final installments to the shipyards. $350.6 million related to 15 acquired vessels was drawn non-cash. The loan was fully refinanced in 2021.

A summary of net amounts charged by related parties in 2021, 2020 and 2019 is as follows:

(in thousands of $)	2021	2020	2019
Frontline	4,171	3,216	3,402
SFL	42,911	38,459	37,069
Seateam	—	2,552	3,636
Seatankers	27,978	31,955	8,708
CCL	2,028	23	1,154
	77,088	76,205	53,969

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, settlement with CCL, interest costs and technical supervision fees.
A summary of net amounts charged to related parties in 2021, 2020 and 2019 is as follows:

(in thousands of $)	2021	2020	2019
Frontline	52	—	—
SFL	468	957	894
Seatankers	817	954	665
Northern Drilling	38	50	50
SwissMarine	13,281	19,528	—
CCL	—	2,965	—
	14,656	24,454	1,609

Net amounts charged to related parties mainly comprise commercial management and general management fees and settlement with CCL.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2021	2020	2019
Time charter revenues	13,281	19,528	—
Other revenues	1,375	1,961	1,609
Other operating income (expenses)	(2,008)	2,965	(1,154)
Ship operating expenses	(9,313)	(11,574)	(5,758)
Charter hire expenses[1]	(60,885)	(63,468)	(45,777)
Administrative expenses	(1,487)	(1,163)	(1,280)
Interest on credit facilities	(3,395)	—	—
	(62,432)	(51,751)	(52,360)

(1) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
Frontline	2,604	—
UFC	—	3
SwissMarine	281	—
Seatankers	5,751	—
Credit loss allowance	(21)
	8,615	3

A summary of short-term balances owed to related parties as of December 31, 2021 and 2020 is as follows:

(in thousands of $)	2021	2020
CCL	2,378	1,440
Frontline	—	322
Seatankers	—	60
TFG Marine	6,563	2,424
Other	4,993	619
	13,934	4,865

As of December 31, 2021 and December 31, 2020, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 11, "Operating Leases", and Note 19, "Finance Leases", for additional information.

We have periodically issued share options as disclosed in Note 27, "Share Options", of these consolidated financial statements.

29. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2021, we have interest rate swaps whereby the floating rate (3-months LIBOR) on a notional principal amount of $500 million (December 31, 2020: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counterparties are unable to perform under the swap contracts but this risk is considered remote as the counterparties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as of December 31, 2021 of which none are designated as hedging instruments are summarized as follows:

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
	500,000

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are fully settled in cash through what we consider reputable clearing houses on a daily basis, as such there are no balances relating to FFAs on the Consolidated Balance Sheets. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of December 31, 2021, we had long positions through FFA of net 500 days with maturity in 2022 and we had long positions of net 180 days with maturity in 2023.
Bunker derivatives
We enter into cargo contracts from time to time. We are therefore exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of December 31, 2021 we had no outstanding bunker swap agreements. As of December 31, 2020, we had outstanding bunker swap agreements for about 2.9 thousand metric tonnes.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. Due to the exposure of currency fluctuations we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of December 31, 2021, we had contracts to swap USD to NOK for a notional amount of $2.4 million. As of December 31, 2020, we had contracts to swap USD to NOK for a notional amount of $1.5 million.

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

The carrying value and estimated fair value of our financial instruments as of December 31, 2021 and December 31, 2020 are as follows:

		2021	2021	2020	2020
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	197,032	197,032	153,093	153,093
Restricted cash	1	12,985	12,985	22,009	22,009
Marketable securities	1	1,684	1,684	3,684	3,684
Related party shareholder loans	2	6,187	6,187	6,228	6,228
Derivative assets	2	2,679	2,679	572	572
Liabilities
Long-term debt - floating	2	1,273,723	1,273,723	1,054,022	1,054,022
Derivative liabilities	2	10,364	10,364	27,692	27,692

There have been no transfers between different levels in the fair value hierarchy in 2021 and 2020.

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

Assets Measured at Fair Value on a Nonrecurring Basis

In June 2021, we closed the Vessel Acquisitions with Hemen and recorded the cost of vessels and newbuildings acquired based on the fair value of the total consideration paid.

During the year ended December 31, 2021, fair value of unfavorable time charter contracts acquired as part of the Vessel Acquisitions, was measured at fair value. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date.

During the year ended December 31, 2021, the values of the Golden Saguenay, the Golden Opportunity and the Golden Endurer, all Panamax vessels sold in 2021 to unrelated parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements.

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

As of March 31, 2020, at the date of impairment tests, significant unobservable inputs were as follows:

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

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in Eneti Inc. and for which the fair value as of the balance sheet date is the aggregate market value based on quoted market prices (level 1).

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

As of December 31, 2021, we have seven vessels held under finance lease and four vessels held under operating lease. Refer to Note 11, "Operating Leases", and Note 19, "Finance Leases", for additional information.

We sold eight vessels to SFL in 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2021, the Company had seven vessels under construction and outstanding contractual commitments of $201.7 million due by the first quarter of 2024.

With reference to Note 21, "Equity Method Investments", and the joint venture company between us, Frontline and companies in the Trafigura Group, we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of December 31, 2021, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2021.

31. SUBSEQUENT EVENTS

In January 2022, SwissMarine fully repaid the outstanding loan of $5.35 million. For more information with respect to this loan, see Note 28, "Related Party Transactions".

On February 16, 2022, our Board of Directors announced a cash dividend to the Company's shareholders of $0.90 per share in respect of the fourth quarter of 2021. The record date for the dividend was March 3, 2022. The ex-dividend date was March 2, 2022 and the dividend was paid on March 10, 2022.

In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52 million. The vessels are expected to be delivered to their new owner in the second quarter of 2022 and the total estimated net cash flows from the transaction are expected to be approximately $30.7 million. The Company expects to record a gain of approximately $9.6 million from the sale in the second quarter of 2022.

In February 2022, following the termination of the pool agreement, our 25% share in CCL was sold for $17.5 thousands.

In March 2022, our ownership in SwissMarine was diluted from 17.5% to 16.4%.

There continues to be economic uncertainty relating to COVID-19 pandemic and war in Ukraine, the effect of this uncertainty remains unknown and can have a negative impact on our cash flows if market spot rates decrease to levels below our average cash break-even rates.