Form 20-F
period 2022-12-31
Golden Ocean Group Ltd
filed 2023-03-16
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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

200,485,621 Common Shares, Par Value $0.05 Per Share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒	No ☐

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.
  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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
•delays or defaults in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows;
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
•potential difference in interests between or among certain members of our board of directors ("Board"), executive officers, senior management and shareholders;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential exposure or loss from investment in derivative instruments;
•stability of Europe and the Euro or the inability of countries to refinance their debts;
•the central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•fluctuations in currencies;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing developments in the Ukraine region;
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
•impacts of supply chain disruptions that began during the COVID-19 pandemic and the resulting inflationary environment;
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
•Panamax (including Kamsarmax), which are vessels with carrying capacities of between 65,000 and 105,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in U.S. dollars.

A.  [RESERVED]

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in international dry bulk shipping. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 16, 2023.

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

•Risks Related to our Business

Our Company is subject to a significant number of external and internal risks. We are a company with operations in many different jurisdictions, markets and industries and with numerous employees, shareholders, customers and other stakeholders having varying interests, and this broad exposure subjects us to significant risks. We also engage in activities, operations and actions that could result in harm to our Company, and adversely affect our financial performance, position and our business. Details of specific risks relating to our Company are described below.

•Risk Related to an Investment in Our Securities

Our common shares are subject to a significant number of external and internal risks. The market price of our common shares has historically been unpredictable and volatile. As a holding company, we depend on the ability of our subsidiaries to distribute funds to satisfy our financial and other obligations. As we are a foreign corporation, our shareholders may not have the same rights as a shareholder in a U.S. corporation may have. In addition, our shareholders may not be able to bring suit against us or enforce a judgement obtained in the U.S. against us since our offices and the majority of our assets are located outside of the U.S. Furthermore, sales of our common shares or conversions of our convertible notes could cause the market price of our common shares to decline. Details of specific risks relating to our common shares are described below.

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

Dry bulk market conditions remained volatile in 2022, reflecting the impact of a broad economic slowdown, easing of port congestion, and the war in Ukraine. With the exception of a temporary sharp increase in rates in the immediate aftermath of Russia’s invasion of Ukraine, rates generally trended downwards during the course of the year. In January 2023, we saw spot rates fall to extremely low levels, following normal seasonal patterns as well as Chinese New Year, which has reduced industrial activity in the region. Market conditions are expected to gradually improve over the course of 2023 as China’s re-opening takes hold, however we cannot guarantee a trend towards recovery.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline which may require us to record an impairment charge in our consolidated financial statements, which in turn could adversely affect our financial results. In 2022 or 2021, we have not had any impairment losses on our leased assets. In 2020, we recorded an impairment loss of $94.2 million on our leased vessels equal to the difference between the asset's carrying value and fair value, which was recorded as a result of an impairment review performed on an asset by asset basis. Further, because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the years ended December 31, 2021 and 2020, we recorded impairment losses of $4.2 million and $0.7 million, respectively, related to sales of vessels. No impairment loss was recorded during the year ended December 31, 2022.

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
•global and regional economic and political conditions, armed conflicts, including the ongoing conflict between Russia and Ukraine and fluctuations in industrial and agricultural production;
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
•weather and natural disasters;
•currency exchange rates, most importantly versus USD; and
•economic slowdowns caused by public health events such as the COVID-19 outbreak

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
•the number of newbuilding orders and deliveries, including delays in vessel deliveries;
•the number of shipyards and ability of shipyards to deliver vessels;
•port or canal congestion;
•potential disruption, including supply chain disruptions, of shipping routes due to accidents or political events;
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties;
•technological advances in vessel design and capacity;
•the degree of scrapping or recycling of older vessels, depending, among other things, on scrapping or recycling rates and international scrapping or recycling regulations;
•the price of steel and vessel equipment;
•product imbalances (affecting the level of trading activity) and developments in international trade;
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
Further, the market may fluctuate widely based on a variety of factors including changes in overall market movements, political and economic events, wars, including the ongoing conflict between Russia and Ukraine, acts of terrorism, natural disasters (including disease, epidemics and pandemics) and changes in interest rates or inflation rates.
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
Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic activity levels, led by China, are expected to improve following China relaxing its COVID-19 related restrictions, the outlook for China and the rest of the world remains uncertain and dependent on the pace of post-COVID normalization of Chinese demand. Global vaccination rates and effectiveness, together with the development of COVID-19 variants, could impact sustainability of this recovery, in addition to dry-bulk-specific seasonality described in further detail below. In addition, the International Monetary Fund has warned that continuing trade tensions, including significant tariff increases, between the United States and China could derail recovery from the impacts of COVID-19. It is unknown whether and to what extent tariffs (or other laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations.

Broader economic slowdown, high energy prices and accelerating inflation, together with the concurrent volatility in charter rates and vessel values, may have a material adverse effect on our results of operations, financial condition and cash flows and could cause the price of our common shares to decline. An extended period of deterioration in the outlook for the world economy could reduce the overall demand for our services and could also adversely affect our ability to obtain financing on acceptable terms or at all.

Continuing concerns over COVID-19, inflation, rising interest rates, energy costs, geopolitical issues, including acts of war and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

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
•a marine accident or disaster;

•terrorism;
•piracy or robbery;
•environmental accidents and pollution;
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
Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities and global public health concerns, which may affect the seaborne transportation industry and adversely affect our business.

We are an international shipping company and primarily conduct most of our operations outside the United States, and our business, results of operations, cash flows, financial condition and ability to pay dividends, if any, in the future may be adversely affected by changing economic, political and government conditions in the countries and regions where our vessels are employed or registered. Moreover, we operate in a sector of the economy that is likely to be adversely impacted by the effects of political conflicts.

Currently, the world economy faces a number of challenges, including trade tensions between the United States and China, stabilizing growth in China, continuing threat of terrorist attacks around the world, continuing instability and conflicts and other ongoing occurrences in the Middle East, Ukraine, and in other geographic areas and countries, as well as the public health concerns stemming from the ongoing COVID-19 outbreak.

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

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, and investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

The COVID-19 pandemic and variants that have emerged have led a number of countries, ports and organizations to take measures against its spread, including travel bans, quarantines, and other emergency public health measures, including lockdown measures, which resulted in a significant reduction in global economic activity and extreme volatility in the global financial markets. These measures have and may continue to cause severe trade disruptions due to, among other things, the unavailability of personnel, supply chain disruption, interruptions of production, delays in planned strategic projects and closure of businesses and facilities. In 2022, a resurgence of COVID-19 cases led to China’s government to impose quarantine regulations in certain provinces of China under China’s zero-COVID policy. However, by the end of 2022, many of these measures, including China’s zero-COVID policy, many of these measures were relaxed. Nonetheless, we cannot predict whether and to what degree emergency public health and other measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. If the COVID-19 pandemic continues on a prolonged basis or becomes more severe, the adverse impact on the global economy and the rate environment for dry bulk and other cargo vessels may deteriorate further and our operations and cash flows may be negatively impacted. Relatively weak global economic conditions during periods of volatility have and may continue to have a number of adverse consequences for dry bulk and other shipping sectors, as we experienced in 2020 and we may experience in the future including, among other things:

•low charter rates, particularly for vessels employed on short-term time charters or in the spot market;
•decreases in the market value of dry bulk vessels and limited second-hand market for the sale of vessels;
•limited financing for vessels;
•loan covenant defaults; and
•declaration of bankruptcy by certain vessel operators, vessel owners, shipyards and charterers.

Travel restrictions imposed on a global level also caused disruptions in scheduled crew changes on our vessels and delays in carrying out of certain ship repairs and maintenance during 2022, which could also continue to affect our operations. Our business and the shipping industry as a whole may continue to be impacted by a reduced workforce and delays of crew changes as a result of quarantines applicable in several countries and ports, as well as delays in the construction of newbuild vessels, scheduled drydockings, intermediate or special surveys of vessels and scheduled and unscheduled ship repairs and upgrades. In addition, any case of COVID-19 amongst crew, could result in a quarantine period for that vessel and, in turn, loss of charter hire and additional costs.

In 2022, we experienced and may continue to experience disruptions to our normal vessel operations caused by increased deviation time associated with positioning our vessels to countries in which we can undertake a crew rotation in compliance with measures to mitigate the spread of COVID-19. Delays in crew rotations have led to issues with crew fatigue and may continue to do so, which may result in delays or other operational issues. We have had and expect to continue to have increased expenses due to incremental fuel consumption and days in which our vessels are unable to earn revenue in order to deviate to certain ports on which we would ordinarily not call during a typical voyage. We may also incur additional expenses associated with testing, personal protective equipment, quarantines, and travel expenses such as airfare costs in order to perform crew rotations in the current environment. In 2022, delays in crew rotations have also caused us to incur additional costs related to crew bonuses paid to retain the existing crew members on board and may continue to do so.

Recently, Chinese authorities have removed a ban on crew changes in Chinese ports which may allow crewing operations to return to more normal conditions. However, we cannot predict whether and when, if ever, the removal of such measures will result in a timely return to more normal conditions. Additionally, we cannot predict whether and to what degree such measures will be reinstituted in the event of any resurgence in the COVID-19 virus or any variants thereof. Following the relaxation of many of China’s quarantine and travel restrictions in December 2022, significant COVID-19 surges were reported. Such surges and potential continuing surges may affect our ability to return to more normal crewing conditions.

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

Prolongment of the COVID-19 pandemic could also impact credit markets and financial institutions and result in increased interest rate spreads and other costs of, and difficulty in obtaining, bank financing and our ability to finance the purchase price of vessel acquisitions, which could limit our ability to grow our business in line with our strategy.

Failure to control spread of the COVID-19 virus, including due to the emergence of new variants, could significantly impact economic activity and demand for our drybulk products, which could further negatively affect our business, financial condition, results of operations and cashflows.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.
The Chinese economy differs from the economies of western countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, bank regulation, currency and monetary policy, rate of inflation and balance of payments position. Since 1978, there has been an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a ''market economy'' and enterprise reform. The Chinese government adopts annual and five-year State Plans in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. The Chinese government may not continue to pursue a policy of economic reform, and the level of imports to and exports from China could be adversely affected by the failure to continue market reforms or changes to existing pro-export economic policies. For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The level of imports to and exports from China may also be adversely affected by changes in political, economic and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies and territorial or trade disputes. In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. Although the United States and China successfully reached an interim trade deal in January 2020 that de-escalated the trade tensions with both sides rolling back tariffs, the extent to which the trade deal will be successfully implemented is unpredictable. A decrease in the level of imports to and exports from China could adversely affect our business, operating results and financial condition.

In addition, in September 2020, President Xi Jinping committed his country to achieving carbon neutrality by 2060 at the UN General Assembly. Carbon emissions are currently a prominent part of China’s economic and industrial structure as it relies heavily on nonrenewable energy sources, generally lacks energy efficiency, and has a rapidly growing energy demand. Depending on how China attempts to achieve carbon neutrality by 2060, including through the reduction in the use of coal, an overall increase in the use of nonrenewable energy as part of the energy consumption mix and through other means and any reduction in the demand for coal and related products could have a material adverse effect on our business, cash flows and results of operations.

We conduct a substantial amount of business in China, which means the uncertainties in China’s legal system could have a material adverse effect on our business, financial condition and results of operations.

Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Accordingly, it may be more difficult to evaluate the outcome of administrative and court proceedings than in more developed legal systems and to ensure the level of legal protection we enjoy elsewhere. For example, we enter into charters with Chinese customers, which charters may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Although the charters we enter into with Chinese counterparties are not governed by Chinese law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English or U.S. court (or other non-Chinese court) in China.

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

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our shares of common stock and its trading price.
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities (“Sanctioned Jurisdictions”) in 2022 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws , and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have both enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may be in the future become the subject of sanctions imposed by the United States, EU and and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant sanctions on persons and entities associated with Russia and Belarus, as well as comprehensive sanctions on certain areas within the Donbas region of Ukraine, and such sanctions apply to entities owned or controlled by such designated persons or entities. These sanctions adversely affect our ability to operate in the region and also restrict parties whose cargo we may carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2022, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
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
Compliance with the above requirements may require significant additional investments by us, and we may incur significant additional costs in meeting any new inspection requirements or rules. If any vessel does not maintain its class or fails any annual, intermediate or special survey or drydocking, the vessel will be unable to trade between ports and will be unemployable and uninsurable, which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Further, government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance.

Climate change and related legislation or regulations may adversely impact our business, including potential financial, operational and physical impacts.

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gases (“GHG”) emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the “EU ETS”), an EU-wide trading scheme for industrial GHG emissions. While the shipping industry has not been subject to the EU ETS in the past, on July 14, 2021, the European Commission formally proposed adding shipping to the list of industries regulated. Under the proposal, the emissions from all voyages between E.U. ports and 50% of those from voyages between the E.U. and elsewhere would be covered by the EU ETS. Shipping companies would need to buy allowances that correspond to the emissions covered by the system. In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures.
These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. While we have installed scrubbers on 34 vessels in our fleet pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate GHG related rules and regulations. While IMO has set specific targets for 2030 and 2050 within the scope of its GHG strategy, currently only short-term measures have been adopted thus far, which we do not believe at this time will require material capital expenditures. Should additional medium-term measures be adopted and come into force, including market based measures to put a price on carbon, we may need to incur additional capital expenditures to comply with the relevant GHG emission regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

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

In February 2021, the Acting Chair of the U.S. Securities and Exchange Commission (the “SEC”) issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. As of the date of this annual report, these proposed rules have not yet taken effect.

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

Many environmental requirements are designed to reduce the risk of pollution and our compliance with these requirements could be costly. For example, Annex VI of the International Convention for the Prevention of Marine Pollution from Ships (“MARPOL”), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber As of March 16, 2023, 34 of our vessels have been equipped with scrubbers to comply with this change in regulation ("Scrubber Program") and as of January 1, 2020, we have transitioned to burning IMO compliant fuels in our non-scrubber equipped vessels as necessary.

In addition, regulations relating to ballast water discharge may adversely affect our revenues and profitability. The International
Maritime Organization (the “IMO”) has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention (the “IOPP”) renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently have two vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed and will need such systems installed on the first upcoming IOPP renewal in order to be D-2 compliant. Costs in order to become D-2 compliant for these vessels is estimated to be approximately $1.0 million in total.

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

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. The Hong Kong Convention has yet to be ratified by the required number of countries to enter into force. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled. The Hong Kong Convention, which is currently open for accession by IMO member states, will enter into force 24 months after the date on which 15 IMO member states, representing at least 40% of world merchant shipping by gross tonnage, have ratified or approved accession. As of the date of this annual report, 20 countries have ratified or approved accession of the Hong Kong Convention but the requirement of 40% of world merchant shipping by gross tonnage has not yet been satisfied.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by "arresting" or "attaching" a vessel through judicial or foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt the cash flow of the charterer and/or our cash flow and require us to pay a significant amount of money to have the arrest lifted, which would have an adverse effect on our financial condition and results of operations. In addition, in jurisdictions where the "sister ship" theory of liability applies, such as South Africa, a claimant may arrest the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. In countries with "sister ship" liability laws, claims may be asserted against us or any of our vessels for liabilities of other vessels that we own. Under some of our present charters, if the vessel is arrested or detained as a result of a claim against us, we may be in default of our charter and the charterer may terminate the charter, which will negatively impact our revenues and cash flows.

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
•the availability and cost of ships of the required size and design;
•the availability of other modes of transportations;
•the cost of newbuildings;
•shipyard capacity;
•changes in environmental, governmental or other regulations that may limit the useful life of vessels, require costly upgrades or limit their efficiency;
•distressed asset sales, including newbuilding contract sales below acquisition costs due to lack of financing;
•the types, sizes and ages of vessels, including as compared to other vessels in the market;
•the prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements; and
•technological advances in vessel design or equipment or otherwise.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. There were no impairment losses recorded in 2022. During the year ended December 31, 2021 and 2020, we recorded impairment losses of $4.2 million and $0.7 million, respectively, related to the sales of vessels. The carrying values of our owned and leased vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for owned vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. There were no impairment losses recorded in 2022 or 2021 for leased vessels. In 2020, we recorded an impairment loss of $94.2 million on our leased vessels equal to the difference between the asset's carrying value and fair value, which was recorded as a result of an impairment review performed on an asset by asset basis. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are dependent on spot charterers and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.
As of December 31, 2022, 79 of the 84 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable time rate charters, and we are therefore exposed to fluctuations in spot market charter rates. We may also employ any additional vessels that we acquire to take delivery of in the spot market.

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

As of December 31, 2022, we had $1,131.5 million of outstanding indebtedness under our credit facilities and debt securities, of which $92.9 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

Our customers have a high and increasing focus on quality and compliance standards with their suppliers across the entire supply chain, including the shipping and transportation segment. Our continued compliance with these standards and quality requirements is vital for our operations. The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. We face competition from companies with more modern vessels having more fuel efficient designs than our vessels, or eco vessels, and if new dry bulk vessels are built that are more efficient or more flexible or have longer physical lives than the current eco vessels, competition from the current eco vessels and any more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. Similarly, technologically advanced vessels are needed to comply with environmental laws the investment in which along with the foregoing could have a material adverse effect on our results of operations, charter hire payments and resale value of vessels. This could have an adverse effect on our results of operations, cash flows, financial condition and ability to pay dividends.

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

We have entered, and may enter in the future, into various contracts that are material to the operation of our business, including charter parties with our customers, loan agreements with our lenders, and vessel management, pooling arrangements, newbuilding contracts and other agreements with other entities, which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract or attempt to negotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In addition, in depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements. Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s financial condition and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity.

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

Certain of our directors, executive officers and major shareholders may have interests that are different from, or are in addition to, the interests of our other shareholders. In particular, Hemen Holding Limited ("Hemen") and certain related companies whose shares are indirectly held by trusts settled by Mr. Fredriksen, our director, for the benefit of his family beneficially own approximately 39.2% of our issued and outstanding common shares as of March 16, 2023.

Hemen is also a principal shareholder of a number of other large publicly traded and private companies involved in various sectors of the shipping and oil services industries (the "Hemen Related Companies"). In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen and Mr. O'Shaughnessy, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline plc (NYSE:FRO) (“Frontline”), SFL Corporation Ltd. (NYSE:SFL) (“SFL”), Archer Limited (OSE:ARCHER) (“Archer”), Avance Gas Holding Ltd. (OSE:AGAS) (“Avance”), ST Energy Transition 1 Ltd. (NASDAQ: STET) (“ST ENERGY”') and Flex LNG Ltd. (OSE:FLNG) ("FLEX"). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

In general, the costs to operate and maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this annual report, the average age of our dry bulk vessel fleet is approximately 6.8 years. In February 2023, we entered into an agreement for the acquisition of six scrubber fitted Newcastlemax vessels. After this acquisition, the average age of our dry bulk fleet is estimated to be approximately 6.6 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.
As of December 31, 2022, we had contracts for ten newbuilding vessels. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

Changes in the price of fuel, or bunkers, may adversely affect our profits.
Since we primarily employ our vessels in the spot market, we expect that fuel, or bunkers, will typically be the largest expense in our shipping operations for our vessels. The cost of fuel, including the fuel efficiency or capability to use lower priced fuel, can also be an important factor considered by charterers in negotiating charter rates. While we believe that we can transfer increased cost to the customer and will experience a competitive advantage as a result of increased bunker prices due to the greater fuel efficiency of our vessels compared to the average global fleet, changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (the "OPEC"), and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Any future increase in the cost of fuel may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

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
Our vessels and their cargoes are at risk of being damaged or lost because of events such as marine disasters, bad weather and other acts of God, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy, labor strikes, boycotts and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, the payment of ransoms, environmental damage, higher insurance rates, damage to our customer relationships and market disruptions, delay or rerouting. Epidemics and other public health incidents may also lead to crew member illness, which can disrupt the operations of our vessels, or to public health measures, which may prevent our vessels from calling on ports or discharging cargo in the affected areas or in other locations after having visited the affected areas. Please also see "Our financial results and operations have been and may continue to be adversely affected by the ongoing outbreak of COVID-19, and related governmental responses thereto."

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

Our vessels rely on information systems for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information systems. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasingly sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

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

Moreover, cyber-attacks against the Ukrainian government and other countries in the region have been reported in connection with the ongoing conflicts between Russia and Ukraine. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact.

Further, in March 2022, the SEC proposed amendments to its rules on cybersecurity risk management, strategy, governance, and incident disclosure. The proposed amendments, if adopted, would require us to report material cybersecurity incidents involving our information systems and periodic reporting regarding our policies and procedures to identify and manage cybersecurity risks, amongst other disclosures.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 (“MTSA”), the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
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
In the event of a casualty to a vessel or other catastrophic event, we rely on our insurance to pay the insured value of the vessel or the damages incurred. We procure insurance for our fleet against those risks that we believe companies in the shipping industry commonly insure. These include hull and machinery insurance, protection and indemnity insurance, including environmental damage and pollution insurance coverage, freight, demurrage and defense insurance and war risk insurance. We can give no assurance that we will be adequately insured against all risks and we cannot guarantee that any particular claim will be paid, even if we have previously recorded a receivable or revenue in respect of such claim. Our insurance policies may contain deductibles for which we will be responsible and limitations and exclusions, which may increase our costs or lower our revenues.

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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2022 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2023. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
The Economic Substance Act 2018 and the Economic Substance Regulations 2018 of Bermuda (the ''Economic Substance Act'' and the ''Economic Substance Regulations'' respectively) became operative on December 31, 2018. The Economic Substance Act applies to every registered entity in Bermuda that engages in a relevant activity and requires that every such entity shall maintain a substantial economic presence in Bermuda. Relevant activities for the purposes of the Economic Substance Act are banking business, insurance business, fund management business, financing and leasing business, headquarters business, shipping business, distribution and service center business, intellectual property holding business and conducting business as a holding entity.

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

The dry bulk shipping industry has been highly unpredictable and volatile, and this is often reflected in the market for common shares of companies in this industry. Further, we believe volatility in the market for our common shares could result from market and trading dynamics unrelated to our operating business or prospects and outside of our control. Investors may purchase our common shares to hedge existing exposure in our common shares or to speculate on the price of our common shares. Speculation on the price of our common shares may lead to volatile price movements in our shares that are not directly correlated to the performance or prospects of our company and could cause purchasers of our common shares to incur substantial losses.

In addition, some companies that have experienced volatility in the market price of their common shares have been subject to securities class-action litigation. If instituted against us, such litigation could result in substantial costs and diversion of management’s attention and resources, which could materially and adversely affect our business, financial condition, operating results and growth prospects. There can be no guarantee that the price of our common shares will remain at or rise above its post-distribution level or that future sales of our common shares will not be at prices lower than those initially distributed or sold to investors.

We are thus unable to predict when such instances of trading volatility will occur or how long such dynamics may last. Therefore, we cannot assure you that you will be able to sell any of our common shares you may have purchased at a price greater than or equal to its original purchase price, or that you will be able to sell our common shares at all.

Future issuance of shares or other securities may dilute the holdings of shareholders and could materially affect the price of our common shares.
In the future we may offer additional shares or other securities to finance new projects, in connection with unanticipated liabilities or expenses or for any other purposes. Any such additional offering could reduce the proportionate ownership and voting interests of holders of our common shares, as well as our earnings per share and our net asset value per share, which could have a material adverse effect on the market price of our common shares. These issuances and sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

We cannot assure you that our Board will declare dividend payments in the future.

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

Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our Board may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends.

ITEM 4.  INFORMATION ON THE COMPANY

A.  HISTORY AND DEVELOPMENT OF THE COMPANY

History

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act of 1981. Following the completion of the Merger with the Former Golden

Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange ("OSE"), we changed our name to Golden Ocean Group Limited.

Our common shares currently trade on the NASDAQ and the OSE under the ticker code "GOGL".

We are engaged primarily in the ownership and operation of dry bulk vessels. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and UK. We are also involved in the charter, purchase and sale of vessels.

Historical business purpose and the Merger

We were originally established for the purpose of owning and operating five very large crude oil carriers ("VLCCs"). However, we expanded our business to the dry bulk segment from 2009 and onwards by acquiring secondhand vessels and by entering into newbuilding contracts. Between 2007 and 2013, we sold our five VLCCs and subsequently discontinued our crude oil tanker operations. In 2014, we made significant expansion in the dry bulk segment by acquiring 29 special purpose companies, from Frontline 2012 Ltd ("Frontline 2012"), each owning a dry bulk newbuilding, all of which were delivered to us between 2014 and 2018.

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

Our Acquisitions, Disposals and Newbuildings

We entered into the following acquisitions and disposals in 2020, 2021, 2022 and 2023 (to date):

In December 2020, we entered into an agreement to sell Golden Shea, a Panamax vessel, to an unrelated third party for $9.6 million. The vessel was delivered to its new owner in March 2021.

In January 2021, we entered into an agreement to sell Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to its new owners and final payment received in April 2021.

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752.0 million from affiliates of Hemen, our largest shareholder (the “Vessel Acquisitions”). We took delivery of all vessels and newbuildings in the first six months of 2021.

In the second half of 2021, we entered into agreements to construct a total of seven Kamsarmax vessels. The vessels have various delivery dates, with the earliest expected to be delivered in the second quarter of 2023 and the latest expected to be delivered by the first quarter of 2024. Remaining capital commitments as of the date of this report are $154.5 million net of commissions. Capital commitments will be financed through the sales proceeds from older vessels, with operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

In November 2021, we sold two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for $37.2 million.

In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52.0 million. The vessels were delivered to their new owner in April and May 2022 and the total net cash flows from the transaction after repayment of debt was approximately $33.1 million. We recorded a gain of $9.5 million from the sale in the second quarter of 2022.

In June 2022, we entered into agreements to construct a total of three additional Kamsarmax vessels. The vessels are expected to be delivered to us during 2024. Remaining capital commitments as of the date of this annual report are $87.3 million net of commissions. Capital commitments will be financed through the sales proceeds from older vessels, with operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022 and the total net cash flows from the transaction after repayment of debt was approximately $42.8 million. We recorded a gain of $21.9 million from the sale in 2022.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for an aggregate sales price of $30.3 million. Golden Ice was delivered to its new owner in December 2022, at which time we recorded a gain of approximately $2.8 million and received cash proceeds net of debt of $9.9 million. Golden Strength was delivered to its new owner in January 2023, and we expect to record a gain of approximately $2.7 million and receive cash net of commissions of $16.5 million.

In February 2023, we signed agreements for the acquisition of six scrubber fitted Newcastlemax vessels from an unrelated third party for a total consideration of $291.0 million. The transaction is expected to be closed by June 2023. The vessels have an average age of around 2.5 years and will be chartered back to the seller for a period of approximately 36 months at an average fixed net TCE rate of approximately $21,000 per day. In March 2023, we entered into a $233.0 million two-year credit facility to part finance the transaction. The facility has an interest of SOFR plus a margin of 1.90% per annum. The remaining part of acquisition price will be financed with cash on hand.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 16, 2023, we owned 74 dry bulk vessels and had construction contracts for ten newbuildings. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama. In addition, we had nine vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and one chartered in on an operating lease from an unrelated third party). Five of our vessels are chartered-out on fixed rate time charters, 37 of our vessels are chartered out on index linked rate time charters and the remaining 41 vessels operate in the spot market.

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

Our Business Strategy

Our business strategy centers around the largest sizes of dry bulk carriers (Capesize and Panamax). Another element of our strategy is to maintain a low average fleet age, ensuring low operational costs and a low carbon footprint.

Shipowners essentially have two options: (i) fix the vessels on long-period charters at fixed-paying rates, or, (ii) be exposed to the daily spot market rates.

We decide our fixed-paying versus spot market ratio depending on market expectations, charter rates, newbuilding costs, vessels’ resale and scrap values, and vessel operating expenses.

We adjust our market exposure through time charters, voyage charters, bareboat charters, sale and leasebacks, sales and purchases of vessels, and acquisitions. Our intention is to create shareholder value through sustainable growth and prudent employment of our fleet.

Our business strategy includes three main pillars (Simplification, Risk Management, and Decarbonization) on which we are focusing our efforts: (1) Simplification relates to the increased focus on our core business and our capabilities as a shipowner in large-size dry bulk shipping, (2) Risk Management relates to our decision making on fixed-paying income versus spot exposure, as well as on enhancing transparency and accountability through clearly defined risk parameters and (3) Decarbonization and digitalization refers to our focus on positioning the Company for a low-carbon future by exploring new technologies and optimization tools.

Our Environmental, Social, and Governance Efforts

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

Social

Our policy promotes safety at sea, health and prevention of injury, illness, and loss of life. Our managers employ and train qualified seafarers in accordance with the requirements of the flag state and established by the Standards of Training, Certification & Watchkeeping Convention ("STCW").

In addition to securing our workers’ health and safety, we seek to ensure that our employees, on-shore and off-shore, are working under conditions that meet the requirements set out in the International Labour Conventions and the Maritime Labour Convention. As part of safeguarding seafarers' labor rights, these conventions include the right to collective bargaining agreements and that no employee is discriminated based on nationality, race or any other basis. The PSC and the OCIMF Ship Inspection Report Programme (SIRE) have been implemented, ensuring that we comply with applicable labor rights.

Governance

We have a risk-based approach to compliance and have established policies and procedures which clearly set out how we manage ESG issues. Implementing these policies and procedures mitigates our risks and any negative ESG impacts. All policies and procedures were updated in 2022.

Our Board is responsible for the governance of ESG-related issues and approves the company’s ESG Policies as well as additional topics included in the ESG report. Our Board takes an active role in and considers what constitutes strategic ESG matters. Our Board annually reviews our ESG report and is responsible for ensuring that appropriate and effective ESG-related risk management and internal control systems are in place.

The executive management team, led by the principal executive officer, recognizes the importance of climate risk and opportunities and their impact on the future of the shipping industry. The executive management team leads the strategy process and risk management and discusses risks and opportunities with the technical department and, more generally, in the ESG Forum (outlined above). The Team reports all material climate-related risks and opportunities to the Board – i.e., divestments and investments impacting the carbon emission profile of Golden Ocean.

Our Decarbonization Strategy

Decarbonization has been a part of Golden Ocean’s strategy since 2020. Our goal is to own and operate a modern, fuel-efficient fleet with a low carbon footprint. Golden Ocean acknowledges the initial GHG strategy of the IMO, aiming to lower CO2 emissions per transport work by at least 40% by 2030, compared to 2008 levels.

However, we believe the IMO strategy is not ambitious enough and have, therefore, introduced our own emission-reduction targets surpassing the goals of the IMO. We target a reduction of AER by 15% by 2026 and 30% by 2030, compared to 2019. We will also aim for net-zero emissions by 2050.

Decarbonization of our fleet also means that Golden Ocean’s fleet has become more competitive, as customers’ demand for low-emission shipping is increasing. Having a fleet that generates low emissions demonstrates Golden Ocean’s compliance with current regulations, such as like the IMO’s carbon intensity indicator (“CII”), and complying with future regulations, such as the carbon tax in the EU, becomes easier.

ESG Report

Our comprehensive and stand-alone annual ESG report, in respect of the year ended December 31, 2021 was published in July 2022 (the "2021 ESG Report") and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

We have considered and assessed if detailed information in our 2021 ESG report or similar information for year 2022 should be included in this report for the year ended December 31, 2022. Decarbonization is of strategic importance to us and we believe that, going forward, ESG can have a material effect on our financial position and results of operations. While climate change and environmental regulations have not had a material impact on our business, financial position or results of operations in 2021 or 2022, our investors and shareholders are provided with a sufficient material level of details regarding climate risks and environmental expenditures in this annual report, specifically described above in "Item 3. D. Risk Factors." While we expect that the ESG report for 2022 will further enhance this information, we do not believe it will contain additional material information.

In 2022, we continued to strengthen our management and understanding of climate risk by conducting high-level review using the framework provided by the Task Force on Climate-Related Financial Disclosures ("TFCD"). More specifically, we assessed governance, strategy, risk management and climate-related issues relevant to Golden Ocean and the shipping sector by following the TFCD framework. This has improved our ability to identify risks and opportunities associated with climate change and help tackle these challenges going forward.

In 2022, we have continued to implement measures to achieve targets mentioned above. As of the date of this annual report, these measures have not resulted in a material increase of our ESG related expenditures. The longer-term prospective creates a vast array of implications for our business and dry bulk industry in general and involve more uncertainty. As of the date of this annual report, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are looking for zero emission propulsion technology with the ultimate aim of net zero emissions.

During the year ended December 31, 2022, we have not incurred any material capital expenditures with regards to our environmental initiatives. In total we have incurred and recorded operating costs of $5.7 million, relating to decarbonization and digitalization initiatives and $6.0 million, relating to the installation of ballast water treatment systems ("BWTS"). Currently, there are three vessels in our fleet with BWTS installations pending and a total remaining cost of approximately $1.5 million for all ships to meet Management of Ships' Ballast Water and Sediments (the "BWM Convention") requirements (described below).

While decarbonization is of strategic importance to us, it is not material to our business when comparing our total revenues and result of operations to the total cost of our environmental initiatives.

Russian-Ukrainian War

The ongoing conflict between Russia and Ukraine has disrupted supply chains and caused instability in the global economy, and the United States and the European Union, among other countries, announced sanctions against the Russian government and its supporters.

The United States Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The United States has also issued several Executive Orders that prohibit certain transactions related to Russia, including the importation of certain energy products of Russian Federation origin, and investments in the Russian energy sector by U.S. persons, among other prohibitions and export controls. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Russia and Ukraine combined accounted for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Following the onset of the conflict, steel buyers had to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which stimulated seaborne trade routes. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine.

Notably, high fuel prices have also impacted the dry bulk market in 2022, which was reflected in sailing speeds trending down during the periods with high fuel prices. We believe that the increased fuel prices may well be absorbed by increased freight rates going forward for a modern fleet.

The direct impact of the conflict on our business has been limited to time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. In March 2022, we cancelled a time charter agreement with respect to Golden Pearl in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the

European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering), and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity.

Management Structure

Overall responsibility for the oversight of the management of our company and its subsidiaries rests with our Board. We operate management services through Golden Ocean Group Management (Bermuda) Ltd, our subsidiary incorporated in Bermuda, which in turn subcontracts services to Golden Ocean Management AS and Golden Ocean Shipping Co. Pte. Ltd., our subsidiaries incorporated in Norway and Singapore, respectively. Our principal executive officer, principal financial officer and principal commercial officer are employed by Golden Ocean Management AS. The Board defines the scope and terms of the services to be provided, including day-to-day operations by the aforementioned subsidiaries, and requires that it be consulted on all matters of material importance and/or of an unusual nature and, for such matters, provides specific authorization to personnel to act on our behalf.

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

Customers

For the year ended December 31, 2022, no customer accounted for 10% or more for our consolidated revenues. For the year ended December 31, 2021, one customer accounted for 10% or more of our consolidated revenues in the amounts of $117.7 million. For the year ended December 31, 2020, no customer accounted for 10% or more of our consolidated revenues.

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

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits “deliberate emissions” of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of “volatile organic compounds” from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls (“PCBs”)) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee (“MEPC”), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention (“IAPP”) Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment (“scrubbers”), which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and may cause us to incur substantial costs.

Sulfur content standards are even stricter within certain “Emission Control Areas” (“ECAs”). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution (“Barcelona Convention”) agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency (“EPA”) or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil (“HFO”) by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification coming into effect from January 1, 2023. We have incurred increased costs to comply with these revised standards, and we will incur additional costs in 2023, however we do not expect these costs to be material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

We may incur costs to comply with these revised standards, however we do not expect these costs to be material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code (“IMDG Code”). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

The IMO has also adopted the International Convention on STCW. As of February 2017, all seafarers are required to meet the STCW standards and be in possession of a valid STCW certificate. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

In June 2022, SOLAS also set out new amendments that will take effect January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System (“GMDSS”), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, and (6) life-saving appliances. These new requirements may impact the cost of our operations

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and BWM Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to carry a ballast water record book and an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date “existing vessels” and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a “D-1 standard,” requiring the exchange of ballast water only in open seas and away from coastal waters. The “D-2 standard” specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Remaining costs of compliance with these regulations is estimated to be approximately $1.0 million in total for the remaining two vessels that do not currently have ballast water management systems installed. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. Guidance will be developed at MEPC 80 (in July 2023) to set out appropriate actions and uniform procedures to ensure compliance with the BWM Convention.

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

We have obtained Anti-fouling System Certificates for all our vessels that are subject to the Anti-fouling Convention.

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. Effective November 12, 2019, the USCG adjusted the limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,200 per gross ton or $997,100 (subject to periodic adjustment for inflation). On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (subject to periodic adjustment for inflation).

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s (“BSEE”) revised Production Safety Systems Rule (“PSSR”), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases “lies solely with Congress.” In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $1.0 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

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

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of “waters of the United States” (“WOTUS”), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule (“NWPR”) which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule. On December 7, 2021, the EPA and the Department of the Army proposed a rule that would reinstate the pre-2015 definition. On December 30, 2022, the EPA and the Department of Army announced the final WOTUS rule that largely reinstated the pre-2015 definition. The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate (“ISSC”) from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

Our current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.2 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 16, 2023:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Spot market
Golden Scape	2016	211,112	HK	Index linked time charter
Golden Swift	2016	211,112	HK	Spot market
Golden Coral	2019	208,132	MI	Index linked time charter
Golden Champion	2019	208,391	MI	Spot market
Golden Comfort	2020	208,000	MI	Spot market
Golden Courage	2020	208,395	MI	Spot market
Golden Confidence	2020	207,988	MI	Spot market

Golden Competence	2020	208,000	MI	Spot market
Golden Skies	2020	210,897	MI	Index linked time charter
Golden Spirit	2020	210,866	MI	Index linked time charter
Golden Saint	2020	211,138	MI	Index linked time charter
Golden Spray	2021	208,000	MI	Index linked time charter
		2,718,596

Capesize - Owned
Golden Feng	2009	169,232	MI	Spot market
Golden Shui	2009	169,333	MI	Spot market
Golden Myrtalia	2011	177,979	MI	Index linked time charter
Golden Anastasia	2014	179,189	MI	Spot market
Golden Houston	2014	181,214	MI	Spot market
Golden Kaki	2014	181,214	MI	Index linked time charter
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Index linked time charter
KSL Santos	2014	181,055	HK	Index linked time charter
KSL Sapporo	2014	180,960	HK	Index linked time charter
KSL Seattle	2014	181,015	HK	Index linked time charter
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,000	HK	Index linked time charter
Golden Amreen	2015	179,337	MI	Spot market
Golden Aso	2015	182,472	HK	Spot market
Golden Finsbury	2015	182,418	HK	Spot market
Golden Kathrine	2015	182,486	HK	Index linked time charter
KSL Sakura	2015	181,062	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Index linked time charter
KSL Seville	2015	181,062	HK	Index linked time charter
KSL Stockholm	2015	181,055	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Spot market
Golden Behike	2016	180,491	MI	Index linked time charter
Golden Bexley	2016	180,209	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Index linked time charter
Golden Monterrey	2016	180,491	MI	Index linked time charter
Golden Nimbus	2017	180,504	MI	Spot market
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Spot market
Golden Cirrus	2018	180,487	MI	Index linked time charter
Golden Cumulus	2018	180,499	MI	Spot market
Golden Incus	2018	180,511	MI	Index linked time charter
		6,306,445

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Index linked time charter
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,500	MI	Spot market
Belgravia	2009	169,500	MI	Spot market
Golden Magnum	2009	179,788	HK	Spot market
Golden Beijing	2010	176,000	HK	Spot market
Golden Future	2010	176,000	HK	Spot market
Golden Zhejiang	2010	175,834	HK	Spot market
Golden Zhoushan	2011	175,834	HK	Spot market
		1,222,456
Panamax - Owned
Golden Arion	2011	82,188	MI	Spot market
Golden Ioanari	2011	81,526	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Suek	2011	74,849	HK	Index linked time charter
Golden Daisy	2012	81,507	MI	Time charter
Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Time charter
Golden Bull	2012	75,000	HK	Index linked time charter
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,062	HK	Index linked time charter
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Time charter
Golden Deb	2014	84,943	MI	Time charter
Golden Ruby	2014	74,052	HK	Index linked time charter
Golden Kennedy	2015	83,789	MI	Time charter
Golden Amber	2017	74,500	MI	Index linked time charter
Golden Opal	2017	74,231	MI	Index linked time charter
Golden Fortune	2020	81,600	MI	Spot market
Golden Fellow	2020	81,135	MI	Spot market
Golden Frost	2020	80,559	MI	Spot market
Golden Forward	2021	81,130	MI	Spot market
Golden Friend	2021	81,206	MI	Spot market
Golden Freeze	2021	81,000	MI	Spot market
Golden Fast	2021	81,000	MI	Spot market
Golden Furious	2021	81,000	MI	Spot market
		2,069,752

Supramax - Operating Lease - Third party
Golden Hawk	2015	58,000	PAN	Spot market

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

	Fiscal year ended December 31,
	2022	2021	2020
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	1,113,456	1,203,181	607,943
Total operating expenses	712,141	697,353	672,570
Net operating (loss) income	435,087	513,608	(61,662)
Net income (loss)	461,847	527,218	(137,669)
Earnings (loss) per share: basic ($)	$2.30	$2.74	($0.96)
Earnings (loss) per share: diluted ($)	$2.29	$2.73	($0.96)
Dividends per share ($)	$2.35	$1.60	$0.05

Balance Sheet Data (at end of year):
Cash and cash equivalents	134,784	197,032	153,093
Short-term restricted cash	3,289	12,985	22,009
Vessels and equipment, net	2,665,785	2,880,321	2,267,686
Finance leases, right of use assets, net	83,589	98,535	113,480
Operating leases, right of use assets, net	15,646	19,965	22,739
Total assets	3,257,291	3,454,177	2,721,067
Current portion of long-term debt	92,865	105,864	87,831
Current portion of obligations under finance lease	18,387	21,755	23,475
Current portion of obligations under operating lease	5,546	13,860	16,783
Long-term debt	1,027,991	1,156,481	957,652
Obligations under finance lease	87,588	105,975	127,730
Obligations under operating lease	13,051	14,907	25,254
Share capital	10,061	10,061	7,215
Total equity	1,917,033	1,928,741	1,368,756
Common shares outstanding	200,485,621	200,435,621	143,327,697
Other Financial Data:
Equity to assets ratio (percentage) (1)	58.9%	55.8%	50.3%
Debt to equity ratio (2)	0.6	0.7	0.9
Price earnings ratio (3)	3.8	3.4	(4.8)
Time charter equivalent income (4)	833,230	948,757	426,372
Time charter equivalent rate (5)	24,262	27,582	13,466

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
(4)A reconciliation of time charter equivalent income ("TCE income"), to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2022	2021	2020
Total operating revenues	1,113,456	1,203,181	607,943
Add: Amortization of favorable charter party contracts	—	1,859	12,148
Add: Other operating income / (expenses)	(413)	(2,008)	2,965
Less: Other revenues	1,263	1,410	2,140
Net time and voyage charter revenues	1,111,780	1,201,622	620,916
Less: Voyage expenses & commission	278,550	252,865	194,544
Time charter equivalent income	833,230	948,757	426,372

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

(5)TCE rate, represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2022	2021	2020
Time charter equivalent income	833,230	948,757	426,372

Fleet available days	35,217	35,114	32,867
Fleet offhire days	(874)	(716)	(1,204)
Fleet onhire days	34,343	34,398	31,663

Time charter equivalent rate	24,262	27,582	13,466

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

As of December 31, 2022, we owned 75 dry bulk vessels and had construction contracts for ten newbuildings. In addition, we had nine vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL and one is chartered in on an operating lease from an unrelated third party). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong or Panama. As of December 31, 2022, five of our vessels were chartered-out on fixed rate time charters, 37 of our vessels were chartered out on index linked rate time charters, 42 vessels operated in the spot market.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2022, 2021, and 2020. A summary of the changes in the vessels that we own and chartered in under long-term operating and finance leases for the years ended December 31, 2022, 2021 and 2020 is summarized below.

	2022		2021		2020
Newcastlemax
At start of period	13		3		3
Acquisitions and newbuilding deliveries	—		10	d	—
At end of period	13		13		3
Capesize
At start of period	43		43		43
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		—		—
At end of period	43		43		43
Panamax
At start of period	33		29		30
Acquisitions and newbuilding deliveries	—		8	e	—
Disposals	(4)	a	(4)	f	(1)	g
Redelivery	(2)	b	—		—
At end of period	27		33		29
Ultramax
At start of period	3		3		3
Acquisitions and newbuilding deliveries	—		—		—
Disposals	(2)	c	—		—
At end of period	1		3		3
Total
At start of period	92		78		79
Acquisitions and newbuilding deliveries	—		18		—
Disposals	(6)		(4)		(1)
Redelivery	(2)		—		—
	84		92		78

a.(i) Disposal of three vessels (Golden Empress, Golden Endeavour and Golden Enterprise) to an unrelated third party and (ii) disposal of one vessel (Golden Ice) to an unrelated third party.
b.Redelivery of two vessels (Admiral Schmidt and Vitus Bering) to their owner in May 2022 and as such are not included in our fleet.
c.Disposal of two vessels (Golden Cathrine and Golden Cecilie) to an unrelated third party.
d.(i) Delivery of one newbuilding (Golden Spray) and (ii) delivery of nine vessels (Golden Coral, Golden Champion, Golden Comfort, Golden Courage, Golden Competence, Golden Confidence, Golden Skies, Golden Spirit and Golden Saint) acquired from affiliates of Hemen.
e.(i) Delivery of two newbuildings (Golden Fast and Golden Furious) and (ii) delivery of six vessels (Golden Fortune, Golden Forward, Golden Friend, Golden Fellow, Golden Frost and Golden Freeze) acquired from affiliates of Hemen.
f.Disposal of four vessels (Golden Shea, Golden Saguenay, Golden Opportunity and Golden Endurer) to unrelated third parties.
g.Redelivery of one vessel (Golden Eclipse) following the expiration of the lease in April 2020.

Summary of Fleet Employment

As discussed below, as of December 31, 2022, our vessels operated under time charters or voyage charters.

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

	As of December 31,
	2022		2021		2020
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	8	61.5%	8	61.5%	2	66.7%
Spot with RSA	—	—	—	—	—	—
Time charter	—	—	—	—	1	33.3%
Index linked time charter	5	38.5%	5	38.5%	—	—
	13	100.0%	13	100.0%	3	100.0%
Capesize
Spot	17	39.5%	22	51.2%	1	2.3%
Spot with RSA	—	—	—	—	23	53.5%
Time charter	—	—	—	—	1	2.3%
Index linked time charter	26	60.5%	21	48.8%	18	41.9%
	43	100.0%	43	100.0%	43	100.0%
Panamax
Spot	16	59.3%	24	72.7%	23	79.3%
Spot with RSA	—	—	—	—	—	—
Time charter	5	18.5%	5	15.2%	6	20.7%
Index linked time charter	6	22.2%	4	12.1%	—	—
	27	100.0%	33	100.0%	29	100.0%
Ultramax
Spot	1	100.0%	—	—	—	—
Spot with RSA	—	—	—	—	3	100.0%
Time charter	—	—	3	100.0%	—	—
Index linked time charter	—	—	—	—	—	—
	1	100.0%	3	100.0%	3	100.0%
Total
Spot	42	50.0%	54	58.7%	26	33.3%
Spot with RSA ¹	—	—	—	—	26	33.3%
Time charter	5	6.0%	8	8.7%	8	10.3%
Index linked time charter	37	44.0%	30	32.6%	18	23.1%
	84	100.0%	92	100.0%	78	100.0%

(1) During 2021, 34 of our Capesize and Newcastlemax vessels that traded in the Capesize Chartering Ltd. ("CCL") pool contributed with an average of 256 days per vessel. In August 2021, we announced termination of our relationship with CCL pool, and by December 31, 2021, the last vessels had been redelivered to us. In addition, three of our Ultramax vessels traded in the CTM pool during 2021.
Below is an overview as of December 31, 2022 of our vessels on time charter contracts that had a minimum initial contract duration of more than 11 months:

Vessel Type	Vessel Name	Dwt	Expiry (min period)
Panamax	Golden Daisy	81,507	June 2023
Panamax	Golden Rose	81,585	September 2023
Panamax	Golden Sue	84,943	March 2023
Panamax	Golden Deb	84,943	June 2023
Panamax	Golden Kennedy	83,789	March 2023

Refer to "Item 4. Information on the Company - D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this annual report. In addition, from time to time we may also enter into Forward Freight Agreements ("FFAs"), to hedge our exposure to the charter market for a specified route and period of time. Refer to Note 28, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets, newbuildings and right of use assets", we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with valuations reaching peak in the first half of 2022 following subsequent declines in the second half of 2022 for many vessel classes. As such, the charter-free market value, or basic market value, of certain of our vessels may be below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, as the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of each of our owned vessels as of December 31, 2022 and 2021:

Vessel Type	Vessel Name	Built	Dwt	2022 ($ millions)		2021 ($ millions)
Newcastlemax	Golden Scape	2016	211,112	54.6	*	57.0	*
Newcastlemax	Golden Swift	2016	211,112	54.0	*	56.3	*
Newcastlemax	Golden Gayle	2011	206,565	26.8		26.7
Newcastlemax	Golden Skies	2020	210,897	49.7		51.4
Newcastlemax	Golden Competence	2019	208,000	49.8		51.5
Newcastlemax	Golden Confidence	2019	207,998	49.7		51.6
Newcastlemax	Golden Champion	2019	208,391	47.0		48.7
Newcastlemax	Golden Coral	2019	208,132	47.1		48.8
Newcastlemax	Golden Saint	2020	211,138	49.8		51.5
Newcastlemax	Golden Spirit	2020	210,866	50.7		52.4
Newcastlemax	Golden Comfort	2020	208,000	49.7		51.5
Newcastlemax	Golden Courage	2020	208,395	49.5		51.3
Newcastlemax	Golden Spray	2021	208,000	51.5		53.2
Capesize	Golden Feng	2009	169,232	28.0	*	29.7
Capesize	Golden Shui	2009	169,333	28.1	*	29.7
Capesize	KSL Salvador	2014	180,958	50.0	*	52.4	*
Capesize	KSL San Francisco	2014	181,066	47.6	*	49.9	*
Capesize	KSL Santiago	2014	181,020	50.0	*	52.4	*
Capesize	KSL Santos	2014	181,055	50.4	*	52.8	*
Capesize	KSL Sapporo	2014	180,960	52.1	*	54.7	*
Capesize	KSL Seattle	2014	181,015	51.8	*	54.4	*
Capesize	KSL Singapore	2014	181,062	48.9	*	51.3	*
Capesize	KSL Sydney	2014	181,000	52.3	*	54.9	*
Capesize	KSL Sakura	2015	181,062	48.1	*	50.4	*
Capesize	KSL Seoul	2015	181,010	51.2	*	53.6	*

Capesize	KSL Stockholm	2015	181,055	48.7	*	51.0	*
Capesize	KSL Seville	2015	181,062	50.7	*	53.1	*
Capesize	Golden Kathrine	2015	182,486	51.9	*	54.4	*
Capesize	Golden Aso	2015	182,472	52.9	*	55.3	*
Capesize	Golden Finsbury	2015	182,418	43.0	*	44.9
Capesize	Golden Barnet	2016	180,355	42.9	*	44.7
Capesize	Golden Bexley	2016	180,209	42.8	*	44.6
Capesize	Golden Fulham	2016	182,610	41.2	*	43.0
Capesize	Golden Amreen	2015	179,337	33.4		34.8
Capesize	Golden Anastasia	2014	179,189	32.0		33.3
Capesize	Golden Behike	2016	180,491	33.7		35.1
Capesize	Golden Houston	2014	181,214	31.0		32.3
Capesize	Golden Kaki	2014	181,214	32.2		33.6
Capesize	Golden Monterrey	2016	180,491	36.0		37.5
Capesize	Golden Myrtalia	2011	177,979	22.3		21.9
Capesize	Golden Nimbus	2017	180,504	42.0	*	43.7
Capesize	Golden Savannah	2017	181,044	51.3	*	53.5	*
Capesize	Golden Surabaya	2017	181,046	51.1	*	53.3	*
Capesize	Golden Cumulus	2018	180,499	42.6	*	44.3
Capesize	Golden Cirrus	2018	180,487	42.6	*	44.3
Capesize	Golden Incus	2018	180,511	42.5	*	44.2
Capesize	Golden Calvus	2018	180,521	42.5	*	44.1
Capesize	Golden Arcus	2018	180,478	42.6	*	44.2
Panamax	Golden Ice ****	2008	75,500	—		11.9
Panamax	Golden Strength ****	2009	75,500	—		13.1
Panamax	Golden Suek	2011	74,849	14.2		14.3
Panamax	Golden Bull	2012	75,000	15.2		15.2
Panamax	Golden Brilliant	2013	74,500	15.9		16.6
Panamax	Golden Diamond	2013	74,062	16.1		16.8
Panamax	Golden Pearl	2013	74,186	16.0		16.7
Panamax	Golden Ruby	2014	74,052	17.6		18.4
Panamax	Golden Sue	2013	84,943	19.7		20.6
Panamax	Golden Deb	2013	84,943	20.3		21.3
Panamax	Golden Kennedy	2015	83,789	20.3		21.2
Panamax	Golden Opal	2017	74,231	18.7		19.4
Panamax	Golden Amber	2017	74,500	18.5		19.2
Panamax	Golden Empress **	2010	79,463	—		13.8
Panamax	Golden Endeavour **	2010	79,454	—		13.8
Panamax	Golden Enterprise **	2011	79,463	—		14.5
Panamax	Golden Daisy	2012	81,507	16.3		16.5
Panamax	Golden Ginger	2012	81,487	16.2		16.5
Panamax	Golden Rose	2012	81,585	16.3		16.5
Panamax	Golden Jake	2011	82,188	15.1		15.9
Panamax	Golden Arion	2011	82,188	15.1		15.9
Panamax	Golden Ioanari	2011	81,526	14.5		14.8
Panamax	Golden Keen	2012	81,586	16.1		16.4
Panamax	Golden Fortune	2020	81,600	26.2		27.2

Panamax	Golden Fellow	2020	81,135	26.3	27.2
Panamax	Golden Frost	2020	80,559	27.0	27.8
Panamax	Golden Forward	2021	81,130	27.2	28.1
Panamax	Golden Friend	2021	81,206	27.2	28.2
Panamax	Golden Freeze	2021	81,000	29.1	30.1
Panamax	Golden Fast	2021	81,000	29.7	30.7
Panamax	Golden Furious	2021	81,000	29.9	30.9
Ultramax	Golden Cecilie ***	2015	60,263	—	20.4
Ultramax	Golden Cathrine ***	2015	60,000	—	20.4
				2,665.0	2,879.5
*Indicates vessels for which we believe, as of December 31, 2022 and/or 2021, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2022 and 2021 aggregate basic charter-free market value by approximately $328.1 million and $192.2 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2022 and 2021, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet is above the aggregate basic charter-free market value by approximately $124.0 million as of December 31, 2022. The aggregate carrying value of our total fleet is below the aggregate basic charter-free market value by approximately $265.7 million as of December 31, 2021.

**In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party. In April and May 2022, the vessels were delivered to their new owner. We recorded a gain of $9.5 million from the sale in the second quarter of 2022.

***In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party. In September 2022, the vessels were delivered to their new owner. We recorded a gain of $21.9 million from the sale in the third quarter of 2022.

****In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party. In December 2022 and January 2023, the vessels were delivered to their new owner, respectively. We recorded a gain of $2.8 million from the sale of Golden Ice in the fourth quarter of 2022, and expect to record a gain of $2.7 million in the first quarter of 2023 from the sale of Golden Strength, which has been classified as a vessel held for sale as of December 31, 2022.

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

We derive our earnings from time charters, voyage charters and revenue sharing arrangements. As of December 31, 2022, 42 of our 84 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term time charters of less than eleven months. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

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

Inflation

Inflation has only had a moderate effect on our expenses despite the current economic conditions. Significant global inflationary pressures (such as triggered by war between Russia and the Ukraine) increase operating, voyage, general and administrative, financing costs. Historically shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve the liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Except from bunker fuel prices, other inflationary effects were so far immaterial in the period ended December 31, 2022. In particular, we have observed inflation affecting ship operating expenses, such as spares freight, services and flight tickets for crew; however, these effects were not material in comparison to our total ship operating expenses (travel expenses and freight of spares were estimated to be $4.2 and $1.4 million more expensive due to inflation in 2022).

The extent of inflation impact on our future financial and operational results, which could be material, will depend on the duration and severity of the Russo-Ukrainian War and the overall macroeconomic situation. For 2023 we expect an increase in crew expenses of approximately 6%, due to Russian seafarers no longer being present in the global pool, which decreases overall number of seafarers in the world. Therefore, there will be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. In addition, it is anticipated that insurance costs, which have risen over the last three years, will increase by 5% to 10% in 2023. Further, to stay compliant with environmental requirements, we expect to incur additional drydock costs per vessel of up to 20% in 2023 (for cargo hold maintenance and hull/cargo sand blasting and painting)

Year ended December 31, 2022 compared with year ended December 31, 2021

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In addition, the mix of charters between spot or voyage charters and time charters also affects our revenues and voyage expenses. In 2022, market conditions softened compared to those in 2021, which is illustrated by a decrease in the Baltic Dry Index, or BDI, from an average of 2,943 points in 2021 to an average of 1,936 in 2022. This is also evidenced through a decrease in our achieved TCE rate for the full fleet from $27,582 per day in 2021 to $24,262 per day in 2022. Our achieved TCE rates are a combination of many factors, including, but not limited to, timing of entering into contracts, earnings on our scrubber fitted vessels due to the level of price spread between high sulfur and low sulfur fuel, as well as the mix of charters between spot or voyage charters and time charters. In addition, vessels and newbuildings acquired from affiliates of Hemen, our largest shareholder, in 2021 were delivered between April and June 2021, therefore only having a partial effect in 2021, as opposed to a full effect in 2022.

(in thousands of $)	2022	2021	Change
Time charter revenues	593,795	603,959	(10,164)
Voyage charter revenues	518,398	597,812	(79,414)
Other revenues	1,263	1,410	(147)
Total operating revenues	1,113,456	1,203,181	(89,725)

Time charter revenues decreased by $10.2 million in 2022 compared with 2021, primarily due to:

•a decrease of $43.4 million reflecting lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•a decrease of $36.0 million due to sale of ten vessels which were delivered to new owners during 2021 and 2022, whereas for 2021, the vessels were in our fleet for part of or the entire duration of the period; and
•a decrease of $35.4 million reflecting lower market rates for the vessels acquired from affiliates of Hemen in 2021,

The decrease in time charter revenues described above was partially offset by:
•an increase of $65.1 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods;
•an increase of $21.6 million generated from the vessels acquired from affiliates of Hemen in 2021 attributable to an increase in the number of time charter days;
•an increase of $14.1 million reflecting increase in bunker prices for bunkers on board delivered to charterers during the period; and
•an increase of $3.8 million attributable to chartered-in vessels that traded on time charters during the period.

Voyage charter revenues decreased by $79.4 million in 2022 compared with 2021, primarily due to:

•a decrease of $142.0 million attributable to a reduction of voyage days due to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods;
•a decrease of $21.2 million relating to reduced voyage activity of chartered-in vessels partially due to the acquisition of 18 vessels from affiliates of Hemen;
•a decrease of $14.8 million reflecting lower market rates for the vessels acquired from affiliates of Hemen in 2021; and

•a decrease of $4.4 million due to sale of four vessels which were delivered to new owners during 2021 and 2022, whereas for 2021, the vessels were in our fleet for part of or the entire duration of the period.

The decrease in voyage charter revenues described above was partially offset by:
•an increase of $70.5 million generated from the vessels acquired from affiliates of Hemen in 2021 attributable to an increase in the number of voyage days; and
•an increase of $32.5 million reflecting the increase in the dry bulk market for Panamax vessels as well as higher earnings for scrubber fitted vessels, which resulted in higher rates for vessels that were in our fleet through the duration of both these periods.

Other revenues decreased by $0.1 million in 2022 compared with 2021 primarily attributable to a decrease in commercial management services.

As a result of the factors mentioned above, the average TCE rate decreased from $27,582 for the year ended December 31, 2021 to $24,262 for the year ended December 31, 2022.

Gain on sale of assets

(in thousands of $)	2022	2021	Change
Gain on sale of assets	34,185	9,788	24,397

Gain on sale of assets increased by $24.4 million in 2022 compared with 2021. In 2022, we sold a total of six vessels, Golden Empress, Golden Enterprise, Golden Endeavour, Golden Cecilie, Golden Cathrine and Golden Ice, and recorded a gain of $34.2 million. In 2021, we sold a total of two vessels, Golden Endurer and Golden Opportunity, and recorded a gain of $9.8 million.

Other operating income (expenses), net

(in thousands of $)	2022	2021	Change
Other operating income (expenses), net	(413)	(2,008)	1,595

The amount booked under "Other operating income (expenses), net" was in 2021 the settlement amount with CCL related to the difference between the calculated pool result for our own vessels and the actual result from the charter party with the third party customer. The decrease in "Other operating income (expenses), net" from 2021 is primarily related to the termination of our relationship with CCL. All vessels were delivered to us in 2021. In 2022, we have recorded an adjustment for the financial year 2021 based on updated CCL results for 2021.

Voyage expenses and commission

(in thousands of $)	2022	2021	Change
Voyage expenses and commission	278,550	252,865	25,685

Voyage expenses and commission increased by $25.7 million in 2022 compared with 2021 primarily due to:
•an increase of $77.9 million attributable to increase in fuel prices and commissions;
•an increase of $35.1 million generated by an increase in number of voyage days for the vessels acquired from affiliates of Hemen in 2021; and
•an increase of $10.0 million relating to vessels chartered in, primarily due to increase in fuel prices; partially offset by
•a decrease of $93.4 million relating to decrease in number of voyage days due to a change in contract type mix between time charter and voyage charter for vessels which were in our fleet during both periods; and
•a decrease of $3.9 million relating to vessels sold in 2021 and 2022.

Ship operating expenses

(in thousands of $)	2022	2021	Change
Ship operating expenses	225,971	208,894	17,077

Ship operating expenses increased by $17.1 million in 2022 compared with 2021 primarily due to:

•an increase of $16.8 million related to running ship operating expenses, primarily as a result of the vessels acquired from affiliates of Hemen in 2021;
•an increase of $4.2 million in crew costs due to increase in travel expenses;
•an increase of $8.1 million due to increase of freight of spares, insurance deductibles and other technical costs
•an increase of $5.7 million related to various vessels upgrades, mostly due to our decarbonization efforts, and
•an increase of $1.1 million related to various owner related expenses.

This was partially offset by:
•a decrease of $12.0 million related to vessels sold in 2021 and 2022;
•a decrease in COVID-19 related expenses by $4.8 million; and
•a decrease of $2.0 million attributable to the non-lease component, or service element, from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the period.

As a result, daily operating costs per vessel (excluding drydocking costs) increased by $482 per day, from $5,662 per day during the year ended December 31, 2021 to $6,144 per day during the year ended December 31, 2022. Of the increase of $482 per day, approximately $200 per day relates to various vessel upgrades due to our decarbonization efforts.

Charter hire expenses

(in thousands of $)	2022	2021	Change
Charter hire expenses	57,406	89,559	(32,153)

Charter hire expenses decreased by $32.2 million in 2022 compared with 2021 primarily due to:

•a decrease of $14.6 million related to vessels acquired from affiliates of Hemen in 2021 that were chartered in before the acquisition;
•a decrease of $8.8 million related to a decrease in trading activity for short-term charter-in activity from third parties;
•a decrease of $6.8 million attributable to profit share amount for SFL vessels; and
•a decrease of $2.0 million attributable to decrease in variable component for operating leases, including index-linked remuneration for the Ultramax vessel Golden Hawk.

Administrative expenses

(in thousands of $)	2022	2021	Change
Administrative expenses	20,375	18,149	2,226

Administrative expenses increased by $2.2 million in 2022 as compared to 2021 due to an increase of $1.3 million in personnel related expenses, $0.8 million in office and IT expenses and a net increase of $0.1 million in other administrative expenses.

Impairment loss on vessels

(in thousands of $)	2022	2021	Change
Impairment loss on vessels	—	4,187	(4,187)

In January 2021, we entered into an agreement to sell Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million, and we recognized a $4.2 million impairment loss in connection with the sale in 2021. No impairments were recorded in 2022.

Depreciation

(in thousands of $)	2022	2021	Change
Depreciation	129,839	123,699	6,140

Depreciation expenses increased by $6.1 million in 2022 as compared to 2021, primarily due to:

•an increase of $9.5 million attributable to vessels acquired from affiliates of Hemen in 2021, and
•an increase of $0.2 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:

•a decrease of $3.6 million attributable to sale of vessels in 2021 and 2022.

Interest income

(in thousands of $)	2022	2021	Change
Interest income	2,345	484	1,861

Interest income increased by $1.9 million in 2022 compared with 2021 primarily due to higher interest rates earned on our deposits.

Interest expense

(in thousands of $)	2022	2021	Change
Interest on floating rate debt	45,792	26,649	19,143
Finance lease interest expense	6,989	6,690	299
Commitment fees	2,273	498	1,775
Interest capitalized on newbuildings	(2,424)	—	(2,424)
Amortization of deferred charges	3,618	2,677	941
Related party interest expense	—	3,395	(3,395)
Interest expense	56,248	39,909	16,339

Interest expense increased by $16.3 million in 2022 compared with 2021, primarily due to:

•an increase of $19.1 million attributable to higher interest on our floating debt primarily due to an increase in LIBOR rates, with the average 3-month LIBOR rates increasing from 0.16% in 2021 to 2.40% in 2022;
•an increase of $1.8 million in commitment fees during 2022;
•an increase of $0.9 million of amortization of deferred charges; and
•an increase of $0.3 million in finance lease interest expenses.

These factors were partially offset by:
•a decrease of $3.4 million attributable to decrease of interest on related party debt after refinancing with third parties of the $413.6 million loan agreement with Sterna Finance Ltd. ("Sterna Finance"), an affiliate of Hemen; and
•an increase of $2.4 million in interest capitalized on newbuildings as ten newbuildings are due for delivery by 2024.

Equity results of associated companies

(in thousands of $)	2022	2021	Change
Equity results of associated companies	40,793	24,482	16,311
Equity results of associated companies increased by $16.3 million in 2022 compared to 2021. This was primarily due to recognizing a total equity in earnings of $19.3 million from our investment in TFG Marine Pte Ltd ("TFG Marine") and United Freight Carriers LLC ("UFC") in 2022 compared to a gain of $0.6 million in 2021. An increase in gain for TFG and UFC was due to a combination of factors, among others, an increase in trading activity. In addition, our share in earnings from our investment in SwissMarine Pte. Ltd. ("SwissMarine") amounted to $21.5 million in 2022 compared to an equity in earnings of $24.4 million in 2021.

Gain (loss) on derivatives

(in thousands of $)	2022	2021	Change
Gain (loss) on derivatives	39,968	30,465	9,503

The gain on derivatives increased by $9.5 million in 2022 compared with 2021 primarily due to a positive development in the fair value of our USD denominated interest rate swaps of $28.7 million, which correlates with the increase in the USD forward rates. In addition, we had a positive development for bunker derivatives and foreign currency swaps of $0.2 million and $0.1 million, respectively.

This was partially offset by a reduction in gain from forward freight derivatives of $19.5 million. The loss from forward freight derivatives was $0.6 million in 2022 compared with a gain of $18.9 million in 2021. The decrease in forward freight derivatives gain was primarily attributable to a negative development in FFA market, where we settled a total position of 225 days in 2022 compared to settlement of a total position of 700 days in 2021.

Gain (loss) on marketable equity securities

(in thousands of $)	2022	2021	Change
Gain (loss) on marketable equity securities	503	(2,000)	2,503

The gain on marketable equity securities in 2022 relates to our investment in Eneti Inc., a company engaged in marine based renewable energy. Eneti Inc. was, until February 2021, named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc. is listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized in the Consolidated Statements of Operations.

Other financial items

(in thousands of $)	2022	2021	Change
Other financial items	(222)	477	(699)

Other financial items decreased by $0.7 million in 2022 compared with 2021 primarily due to a decrease of $0.7 million and $0.1 million in other financial charges and foreign exchange loss, respectively, offset by an increase of $0.1 million in bank charges.

For the discussion of our operating results in 2021 compared with 2020, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2021, which was filed with the U.S. Securities and Exchange Commission on March 24, 2022.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), installation of ballast water treatment systems on certain of our vessels, installation of scrubbers, activities relating to decarbonization, payment of installments for newbuildings, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million unused revolving credit tranche under $304 million facility and $50 million unused revolving credit tranche under $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 11, "Cash, Cash Equivalents and Restricted cash", for a description of our covenant requirements.

As of December 31, 2022 and 2021, we had cash and cash equivalents of $134.8 and $197.0 million, respectively. In addition, as of December 31, 2022 and 2021, we had total restricted cash balances of $3.3 million and $13.0 million, respectively, primarily comprising of collateral deposits for derivative trading. As of December 31, 2022, cash and cash equivalents included cash balances of $61.3 million (December 31, 2021: $69.5 million), which are required to be maintained by the financial covenants in our loan facilities.

As of December 31, 2022, the Company had ten Kamsarmax vessels under construction and outstanding remaining contractual commitments of $255.6 million due by the fourth quarter of 2024. The remaining commitments will be partially financed with the proceeds from sales of older vessels, including the sale of Golden Strength, cash on hand, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

Other significant transactions subsequent to December 31, 2022, impacting our cash flows include the following:

•In January 2023, Golden Strength was delivered to its owner and we have received cash net of commissions of $16.5 million
•In January 2023, the Company signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance a $93.75 million credit facility, $131.79 million credit facility and $155.3 million credit facility with total outstanding debt balance of $230.4 million as of December 31, 2022. The new financing has an interest rate of SOFR plus 185 basis points. The refinancing was completed in February 2023.
•In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million related to 2022.
•In February 2023, we signed agreements for the acquisition of six scrubber fitted Newcastlemax vessels from an unrelated third party for a total consideration of $291.0 million. The transaction is expected to be closed by June 2023. The vessels have an average age of around 2.5 years and will be chartered back to the seller for a period of approximately 36 months at an average fixed net TCE rate of approximately $21,000 per day. In March 2023, we entered into a $233.0 million two-year credit facility to part finance the transaction. The facility has an interest of SOFR plus a margin of 1.90% per annum. The remaining part of acquisition price will be financed with cash on hand.
•On February 16, 2023, the Company announced a cash dividend of $0.20 per share in respect of the fourth quarter of 2022, which was paid on or about March 9, 2023, to shareholders on record as of February 28, 2023. Shareholders holding the Company’s shares through Euronext VPS received this cash dividend on or about March 13, 2023.

We believe that our working capital, cash on hand and borrowings under our current facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, scrubbers, payment of installments for newbuildings, BWTS, investments relating to environmental requirements and the debt and equity portion of potential investments in new or replacement vessels and repayment of bank and related party loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Summary of contractual obligations

As of December 31, 2022, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt	1,131,506	92,865	551,544	304,480	182,617
Operating lease obligations [1]	18,597	5,546	6,133	5,014	1,904
Finance lease obligations [2]	105,975	18,387	38,430	37,143	12,015
Ballast water treatment system commitments [3]	1,000	1,000	—	—	—
Scrubber commitments	1,200	1,200	—	—	—
Newbuilding commitments[4]	255,603	158,959	96,644	—	—
Interest on floating rate debt [5]	219,267	76,970	95,433	39,378	7,486
Interest on operating lease obligations[1]	3,019	954	1,405	604	56
Interest on finance lease obligations[2]	19,167	6,097	8,674	4,091	305
Total contractual cash obligations	1,755,334	361,978	798,263	390,710	204,383

1.As of December 31, 2022, we had two vessels under operating leases, one of which was with SFL and one with an unrelated third party. The operating lease obligation for the SFL vessels excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessel together with the seven finance leased vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Note 10, "Operating Leases", and Note 27, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
2.As of December 31, 2022, we held seven vessels under finance leases from SFL. The table above does not reflect the contingent profit sharing arrangement with SFL and purchase option. See also Note 27, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
3.As of December 31, 2022, we had firm commitments to install ballast water treatment systems with an estimated financial commitment, excluding installation costs, of $1.0 million.
4.Newbuilding commitments represent remaining capital commitments relating to ten Kamsarmax vessels for which we entered into seven contracts in 2021 and three contracts in 2022.
5.Interest on floating rate debt was calculated using the three-month USD LIBOR plus the agreed LIBOR margin (or adjusted LIBOR margin for SOFR facilities) applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2022.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2022	2021	2020
Net cash provided by operating activities	503,387	560,398	140,640
Net cash provided by (used in) investing activities	72,816	(390,024)	(19,151)
Net cash used in financing activities	(648,147)	(135,459)	(109,631)
Net change in cash, cash equivalents and restricted cash	(71,944)	34,915	11,858
Cash, cash equivalents and restricted cash at beginning of period	210,017	175,102	163,244
Cash, cash equivalents and restricted cash at end of period	138,073	210,017	175,102

Net cash provided by operating activities

We have significant exposure to the spot market as on average only seven of our 83 owned and leased vessels traded on long-term fixed rate time charter contracts during 2022. As of the date of this report, we have five vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into FFAs, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2022. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2022, compared with the actual rates achieved during 2022, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2022 was $503.4 million compared with $560.4 million and $140.6 million in the year ended December 31, 2021 and December 31, 2020, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR/SOFR, (v) the number of vessels drydocking in a period and (vi) change in other operating items.

The decrease in net cash provided by operating activities of $57.0 million in the year ended December 31, 2022 compared with the year ended December 31, 2021 was primarily driven by (i) impact by overall market conditions as reflected by decreased TCE income of $123.2 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $19.6 million positive result related to our fleet composition, primarily due to Vessel Acquisitions from Hemen, sale of vessels and change in short-term trading activity, (iii) net positive effect of $78.3 million from change in operating assets and liabilities, (iv) negative effect of $12.5 million as a result of increased net interest costs, (v) negative effect of $0.1 million related to more vessels being drydocked in 2022 and (vi) a negative change of $19.2 million in other operating items.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $14,000 per day for our Capesize vessels and (ii) approximately $10,500 per day for our Panamax vessels. As of March 16, 2023, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $7,800 per day and non-scrubber fitted Panamax vessels approximately $9,200 per day.

Net cash provided by investing activities

Net cash provided by investing activities was $72.8 million in 2022 and comprised primarily:

•proceeds of approximately $51.5 million from the sale of the three Panamax vessels of Golden Empress, Golden Enterprise and Golden Endeavour;
•proceeds of approximately $61.7 million from the sale of Golden Cecile and Golden Cathrine;
•proceeds of approximately $14.3 million from the sale of Golden Ice;
•$5.4 million repayment of a shareholder loan by SwissMarine; and
•$0.9 million proceeds received for sale of associate company SeaTeam Management Pte. Ltd. in 2020.

This was partially offset by the following:
•payments of approximately $5.0 million related to installation of ballast water treatment systems on certain of our vessels, and
•installment payments of $56.0 million for ten Kamsarmax newbuilding contracts.

Net cash used in financing activities

Net cash used in financing activities in 2022 was $648.1 million were comprised of:

•distributions of $471.7 million in cash dividends to our shareholders;
•repayment of remaining debt in relation to refinancing of the $420.0 million credit facility in the total amount of $265.6 million;
•ordinary repayment of long-term debt of $99.2 million;
•repayment of debt in connection with sale of Golden Empress, Golden Enterprise and Golden Endeavour, Golden Cecilie, Golden Catrine, Golden Ice and Golden Strength of $52.4 million;
•repayments of $29.1 million in finance lease obligation;
•$3.3 million in share repurchases; and
•$2.8 million debt fees paid in connection with refinancing of $420.0 million facility.

This was partially offset by:
•the new $275.0 million credit facility being fully drawn down; and
•$0.8 million in proceeds from exercised share options.

Cash Flows for the Years ended December 31, 2021 and 2020

See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2021 " in our annual report on Form 20-F for the year ended December 31, 2021 for a discussion of our cash flows for 2021. For a discussion of our cash flows for 2020 please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2020 " in our annual report on Form 20-F for the year ended December 31, 2020.

Borrowing Activities

$275.0 million term loan facility

In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility to refinance our obligations under the $420.0 million loan facility described below. The $420 million loan facility was secured by 14 Capesize vessels and was scheduled to mature in June 2023. The new $275.0 million facility bears an interest of SOFR plus 190 basis points. All tranches under the $225.0 million term loan facility and revolving credit tranche of $50.0 million mature in May 2027, with a balloon payment of $170.0 million. Repayments are made on a quarterly basis from third quarter of 2022 onward. During 2022, $11.1 million was repaid and there was no available undrawn amount.

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears interest of LIBOR plus a margin of 190 basis points. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million. Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2022, $10.1 million (2021: $2.5 million) was repaid in regular repayments. In 2021, we repaid the full $50 million revolving credit tranche, consequently leaving an available undrawn amount of $50 million.

$260.0 million lease financing
In August 2021, we signed a sale-and-leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, carries an interest rate of LIBOR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2022, $12.4 million ($3.1 million in 2021) was repaid and there was no available undrawn amount.

$304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 235 basis points. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2022, $18.7 million (2021: $18.7 million) was repaid in regular repayments. In 2021, we repaid the full $50.0 million revolving credit tranche, consequently leaving an available undrawn amount of $50.0 million.

$93.75 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 215 basis points. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2022, $6.6 million (2021: $6.6 million) was repaid and there was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please refer to description of the new facility in the beginning of section "Item 5. B. Liquidity and Capital Resources").

$131.79 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 210 basis points. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $76.6 million. During 2022, $9.8 million (2021: $15.4 million) was repaid and there was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please refer to description of the new facility in the beginning of section "Item 5. B. Liquidity and Capital Resources").

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 210 basis points. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $56.5 million. During 2022, $50.7 million (2021: $20.8 million) was repaid, which included repayment of debt in connection to the sale of Golden Endeavour, Golden Empress, Golden Enterprise, Golden

Cecilie and Golden Cathrine, amounting to $41.1 million. There was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please refer to description of the new facility in the beginning of section "Item 5. B. Liquidity and Capital Resources").

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 225 basis points. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $52.4 million. During 2022, $17.5 million (2021: $18.6 million) was repaid, which included repayment of debt in connection to the sale of Golden Ice and Golden Strength, amounting to $11.4 million. There was no available undrawn amount.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of 14 tranches of up to $30.0 million to finance, in part, 14 newbuilding vessels. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 250 basis points. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all 14 tranches.

In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 250 basis points and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation was financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In May 2022, we fully repaid the outstanding amounts under the $420.0 million term loan facility and drew down on the new $275.0 million term loan and revolving credit facility described above. During 2022, a total of $280.4 million was repaid (2021: $29.6 million).

$425.0 million senior secured post-delivery term loan facility
In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The loan bore interest at LIBOR plus a margin of 220 basis points.

In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the new $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million was repaid.

See Note 21, "Debt", to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreements and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility (for $175 million and $275 million loan facilities, the value should not fall below 130%. For $260 million lease financing, the value should not fall below 115%). We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $61.3 million of cash and cash equivalents as of December 31, 2022 (December 31, 2021: $69.5 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2022, we were in compliance with all of the financial and other covenants contained in our loan agreements.

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

In the year ended December 31, 2021, we issued 190,000 shares in connection with our 2016 share option plan (the "2016 Plan"). We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

In May 2022, our management exercised 450,000 share options. We settled the exercise of options by distributing the same amount of treasury shares.

See Note 25, "Share Capital, Treasury Shares and Dividends", to the audited Consolidated Financial Statements included herein for additional details of share issuances in exchange for vessel acquisitions.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market conditions remained volatile in 2022, based on data reported from the Baltic Exchange, reflecting the impact of a broad economic slowdown, easing of port congestion, and the war in Ukraine. With the exception of a temporary sharp increase in rates in the immediate aftermath of Russia’s invasion of Ukraine, rates generally trended downwards during the course of the year.

According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize vessel were $16,177 per day for 2022 compared with $33,333 per day for 2021. For a Panamax vessel, average earnings for 2022 were $20,736 per day compared with $26,898 per day in 2021, and for a Supramax vessel, average earnings were $22,152 per day in 2022 compared with $26,768 per day in 2021. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) was on average 88.5% in 2022, a decrease from 91.0% in 2021. Global fleet utilization in the first half of the 2022 was 89.2%, compared to 87.8% in the second half of the year, due a combination of decreased port congestion and slowing demand for dry bulk commodities.

Average earnings were volatile over the course of 2022 as market conditions were impacted by various factors. Starting in the first quarter of the year, sentiment was dampened as the Omicron variant of COVID-19 spread globally, the war in Ukraine commenced and a rapid rise in inflation in most countries took hold. Market weakness was compounded by the continuation of China’s “Zero-COVID” policy, which was ultimately lifted towards the end of 2022. The war in Ukraine contributed to market volatility and also helped to provide some support to the market as new trade routes for certain commodities, most notably coal and agribulks, emerged as the war unfolded.

In 2022, central banks commenced a series of aggressive increases in interest rates in order to tame inflation, which was previously expected to be “transitory.” LIBOR, a benchmark for many adjustable rate mortgages, business loans, and financial instruments traded on global financial markets, increased consistently throughout the course of the year. Twelve-month LIBOR rates rose from 0.75% in January to 5.5% at the end of the year, reaching the highest level since 2006. Additionally, the war in

Ukraine drove energy prices higher as European energy supply was threatened. Combined, these factors negatively impacted demand and industrial activity in particular.

Global steel production decreased by 4.4% in 2022, following a 4.0% increase in production in 2021. The decrease was driven by several factors, including the war in Ukraine, a slowdown in the global construction industry and a decrease in Chinese production. Steel production in China decreased by 2.0% in 2022, following sharp declines in the second half of the year as the Chinese government intervened to decelerate a property development market that had become overheated by speculation. Steel production in China was also curtailed as they continued to ration energy in response to a global energy crisis and closed a number of factories in certain industrial hubs in an effort to decrease pollution ahead of the 2022 Winter Olympics, which were held in February. Indian steel production, by contrast, rose by 5.5% of the government is committed to an ambitious plan to double steel production by 2030. Elsewhere, steel production was negatively impacted by weaker demand and higher energy input costs.

Seaborne iron ore volumes decreased by 2.8% in 2022 compared with 2021. Chinese iron ore imports decreased by 1.3% in 2022 compared to 2021. Notably, iron ore exports from Brazil to China decreased by 2.9% during the same period while exports from Australia to China increased by 6.0%. This had a disproportionate impact on tonne-mile demand. As iron ore is primarily transported on Capesize vessels, the impact of shorter trade routes negatively impacted freight rates in this segment in 2022.

Transported volumes of coal globally decreased by 1.2% in 2022 compared with 2021. This decrease was primarily driven by year-over-year decreases in imports of 12.6% and 9.6% by China and Taiwan, respectively. Limited availability of alternate sources or energy production drove increases in thermal coal demand in Europe, where imports increased by 9.7% in 2022 compared to the prior year. Coking coal imports decreased by 2.4% in 2022 compared to 2021, reflecting a slowdown in industrial activity globally. Thermal coal volumes decreased slightly by 1.0%, but a greater portion of volumes were imported into Europe to replace Russian and Ukrainian volumes, resulting in new, longer trading routes. Transportation of agribulks, which was resilient throughout the COVID-19 pandemic, decreased by 2.6% year-over-year in 2022. The war in Ukraine caused grain prices to increase significantly since the end of 2021. Combined, Ukraine and Russia accounted for an estimated 16% of total grain exports in 2022. With sanctions impacting Russian exports and seaborne exports from the Ukraine severely restricted, it is likely there were dislocations in the agribulk trade in 2022. Additionally, inflationary pressure impacted market demand.

According to industry sources, 4.5 million dwt in total was scrapped during 2022, which represents 0.6% of the fleet at the start of the year and marked a slight decrease from the level of scrapping in 2021. Scrapping activity was muted throughout the course of the year as fleet utilization remained high by historical standards and owners maintained their positive outlooks due to the prospect of the re-opening of the Chinese economy and the anticipated decline in the growth of the global fleet over the next two years. Freight rates were also sufficiently strong to maintain the profitability of older, less efficient vessels.

Fuel prices increased significantly following the start of the conflict in the Ukraine. The price spread between high sulfur fuel and low sulfur fuel recently reached record levels in the second quarter of 2022 and remained elevated throughout the course of the year. As a result, achieved earnings among vessels with different levels of fuel efficiency varied significantly. Looking forward, the IMO has adopted rules that go into effect in 2023 aimed at accelerating greenhouse gas emissions to reach 2050 targets, which will put further pressure on the competitiveness of older vessels. The impact of higher prices for all grades of fuel, along with decreased demand, has also resulted in slower vessel sailing speeds, which have partially offset the impact on easing of port congestion and related logistical constraints on effective fleet supply.

The global fleet of dry bulk vessels amounted to 972.5 million dwt at the end of 2022 compared with 945.9 million dwt at the end of 2021. Total deliveries of newbuildings amounted to 31.2 million dwt in 2022, which is equivalent to 3.3% of the fleet as of the start of the year. As of the end of 2022, the total orderbook was approximately 7.1% of the capacity on the water. Vessels scheduled for delivery in 2023 are estimated to constitute 3.3% of the sailing fleet on a gross basis, assuming no vessels are scrapped. Fleet growth is expected to decline to 2.6% in 2024 on a gross basis, assuming no vessels are scrapped. The combined impact of high fuel prices and incremental emissions-related regulations may lead to incremental scrapping in the coming years. These factors may also cause vessels owners to reduce the sailing speeds of their vessels, thereby decreasing effective fleet supply growth.

Asset prices for Capesize and Panamax vessels declined in 2022, following sharp increases in asset values in 2021. Values of older inefficient vessels may decline if fuel prices remain high throughout 2023, particularly as a result of the new emission rules imposed by the IMO coming into effect in 2023. Owners may likewise continue to place a premium on modern vessels. The second-hand market was extremely active, with a record number of Capesize and Panamax vessels sold. Newbuilding prices remained at elevated levels in 2022 after increasing by over 30% in 2021 as steel prices continued to be elevated and shipyard capacity is constrained due to significant vessel ordering in other segments, including LNG carriers, container vessels and car carriers over the last two years. Dry bulk newbuilding ordering decreased by 50% in 2022, based on total deadweight tonnage of vessels, compared to 2021 and by 60.5% compared to the 10-year average.

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

Management believes that the accounting policies relating to impairment of assets, revenue and expense recognition, vessels and depreciation are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See Note 2, "Summary of Significant Accounting Policies", to the audited Consolidated Financial Statements included herein for detailed description of significant accounting policies.

Impairment

The carrying values of our vessels, newbuildings and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels, newbuildings and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow. As of December 31, 2022, we have not identified any impairment indicators relating to our owned vessels, newbuildings and right of use assets. We consider outlook for forward freight rates, external appraisals of our ships and operating cash flows to be positive on both expectations of steady global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years.

If impairment indicators exist, we assess recoverability of the carrying value of each owned asset and newbuilding on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels, including any remaining construction costs for newbuildings, and external appraisals. In addition, vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For all, owned assets, newbuildings and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

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

No impairment on the sale of vessels was recognized during the period ended December 31,2022. During the period ended December 31, 2021, we recognized impairment on the sale of Golden Saguenay of $4.2 million.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	73	Director, Chairman
John Fredriksen	78	Director
James O'Shaughnessy	59	Director and Audit Committee Chairman
Bjørn Tore Larsen	55	Director and Audit Committee member
Ben Mills	53	Director
Ulrik Uhrenfeldt Andersen	44	Chief Executive Officer of Golden Ocean Management AS
Peder Simonsen	48	Chief Financial Officer of Golden Ocean Management AS
Lars-Christian Svensen	37	Chief Commercial Officer of Golden Ocean Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer from May 2010 to March 2015. He is also Chairman of the Board and director of Frontline plc, a director of Flex LNG Ltd and a director of Erik Thun AB. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

John Fredriksen was a director of the Former Golden Ocean and was appointed a director on the Board following the completion of the Merger. Mr. Fredriksen is also a Director of a related party Frontline plc., a Cyprus company listed on NYSE and the OSE whose principal shareholder is Hemen.

Bjørn Tore Larsen was appointed a director of the Board in March 2021. Bjørn Tore Larsen is currently the CEO and founder of Norse Atlantic ASA, a startup airline listed on the Euronext Growth Oslo Stock Exchange. He is also a director of the OSM Maritime Group, a world-leading ship management company which he founded in 1989. Mr. Larsen is also the Chairman of ADS Maritime Holdings Plc a shipping investment company established in 2018 and listed on the Euronext Growth Oslo Stock Exchange.

James O'Shaughnessy was appointed a director of the Board in September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. Mr. O'Shaughnessy also serves as a director of Frontline plc, SFL Corporation Ltd., Archer Limited, Avance Gas Holding Ltd, ST Energy Transition I Ltd., CG Insurance Group and Catalina General.

Ben Mills was appointed a director of the Board in August 2021. Mr. Mills has extensive experience from the dry bulk market through tenures in Trafigura and the Baltic Exchange, particularly focusing on the Capesize segment. Mr. Mills is currently Head of Dry Cargo in Seatankers Management Ltd, an affiliate of Hemen, the Company's largest shareholder.

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

B.  COMPENSATION

During the year ended December 31, 2022, we paid aggregate cash compensation of approximately $3.7 million and an aggregate amount of approximately $65 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.6 million in respect to options granted to our executive officers throughout 2022. Current average exercise price is $6.27 per option at the date of this annual report.

See Note 26, "Share Options", to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Plan, which permitted share options to be granted to directors, officers and employees of the Company and was applicable for the options granted in 2020.

C.  BOARD PRACTICES

In accordance with our Second Amended and Restated Bye-laws, the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine. We currently have five directors.

As provided in the Second Amended and Restated Bye-Laws, each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

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

D.  EMPLOYEES

As of December 31, 2022, we employed 38 people in our offices in Oslo and Singapore. We contract with independent ship managers to technically manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 16, 2023, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
John Fredriksen (2)	—	—
Bjørn Tore Larsen	—	—
Ben Mills	—	—
James O'Shaughnessy	—	—
Ulrik Uhrenfeldt Andersen	—	—
Peder Simonsen	500	(1)
Lars-Christian Svensen	—	—

1.Less than 1%.
2.See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders”.

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Plan as of March 16, 2023, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Ulrik Uhrenfeldt Andersen	250,000	—	$6.95	April 2025
Peder Simonsen	200,000	75,000	$5.75	September 2025
Lars-Christian Svensen	200,000	75,000	$5.93	November 2025

BOARD DIVERSITY

On August 6, 2021, the SEC approved Nasdaq Listing Rule 5605(f) regarding board diversity. Under the rule, NASDAQ-listed companies, that are also Foreign Issuers, are required to include, or explain why it has not included (as the case may be), at least one “Diverse” director prior to December 31, 2023 and at least two “Diverse” directors by December 31, 2025. Under Nasdaq Listing Rule 5605(f)(2)(D), boards of directors composed of five or fewer members must have one director who is “Diverse.” Companies, such as Golden Ocean, that have five members on its board of directors before becoming subject to this rule will not be required to have at least two members of its board of directors who are “Diverse” if it adds one “Diverse” director increasing the board to six members.

The composition of our Board does not currently include an individual who is “Diverse” under the Nasdaq Listing Rule 5605(f), as presented in the below Board Diversity Matrix.

The Company does not meet the diversity objectives of 5605(f)(2)(D) because it is committed to ensuring that the Board’s composition appropriately reflects the current and anticipated needs of the Board and the Company.

The table below provides certain information regarding the diversity of our Board as of the date of this annual report. Each term used in the above description and table below has the meaning given to it in the Nasdaq listing rule and related instructions.

Board Diversity Matrix
Country of Principal Executive Offices:	Bermuda
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	—
LGBTQ+	—
Did Not Disclose Demographic Background	5

F.  DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 16, 2023 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	78,622,902	39.2%

(1) C.K. Limited is the trustee of two trusts (the “Trusts”) settled by Mr. John Fredriksen. The Trusts indirectly hold all of the shares of Hemen and the sole shareholder of Hemen, Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 78,622,902 common shares of the Company that are owned by Hemen and beneficially owned by Greenwich Holdings Limited. The beneficiaries of the Trusts are members of Mr. Fredriksen’s family. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such 78,622,902 common shares and Mr. Fredriksen disclaims any control over such 78,622,902 common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
(2) Percentage amount based on 200,423,536 which is 201,190,621 issued common shares, adjusted for 767,085 treasury shares as of March 16, 2023.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

See Note 27, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As of the date of this Annual Report, the Company had 200,423,536 common shares outstanding, which includes an adjustment of 767,085 treasury shares. Our common shares have been quoted on the NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

In April 2015, we obtained a secondary listing on the OSE. Trading in our common shares on the OSE commenced on April 1, 2015.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Not applicable.

B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

Our Amended and Restated Bye-Laws were adopted at the Special General Meeting held on March 26, 2015.

At our 2022 annual general meeting, the shareholders voted to amend our Bye-Laws (the “Second Amended and Restated Bye-Laws”) to align the bye-laws of the Company with the bye-laws of other Hemen related companies. Our Second Amended and Restated Bye-Laws, as adopted by shareholders on September 30, 2022, are filed as Exhibit 1.5 to this annual report on
Form 20-F.

To see the full text of our Memorandum of Association and Amended and Restated Bye-Laws, please see Exhibits 1.1 and 1.4 attached to this annual report and our annual report on Form 20-F for the year ended December 31, 2014 filed with the Commission on April 29, 2015, and is hereby incorporated by reference into this annual report.

Purpose

The purposes and powers of the Company are set forth in Items 6 and 7(a) through (h) of our amended Memorandum of Association and by reference to the Second Schedule of the Companies Act. These purposes include exploring, drilling, moving, transporting and refining petroleum and hydro-carbon products, including oil and oil products; acquiring, owning, chartering, selling, managing and operating ships and aircraft; the entering into of any guarantee, contract, indemnity or surety ship to assure, support, secure, with or without the consideration or benefit, the performance of any obligations of any person or persons; and the borrowing and raising of money in any currency or currencies to secure or discharge any debt or obligation in any manner.

There are no limitations on the right of non-Bermudians or non-residents of Bermuda to hold or vote our common shares.

Voting Rights

The holders of our common shares will be entitled to one vote per share on each matter requiring the approval of the holders of the common shares. At any annual or special general meeting of shareholders where there is a quorum, a simple majority vote will generally decide any matter, unless a different vote is required by express provision of the Second Amended and Restated Bye-Laws or Bermuda law.

The Companies Act and our Bye-Laws do not confer any conversion or sinking fund rights attached to our common shares.

Preemptive Rights

Bermuda law does not provide a shareholder with a preemptive right to subscribe for additional issues of a company’s shares unless, and to the extent that, the right is expressly granted to the shareholder under the bye-laws of a company or under any contract between the shareholder and the company.

Holders of our common shares do not have any preemptive rights pursuant to the Second Amended and Restated Bye-Laws.

Repurchase of Shares

Subject to the Companies Act, the Memorandum of Association and the Second Amended and Restated Bye-Laws, our Board may from time to time repurchase any common shares for cancellation or to be held as treasury shares.

Holders of our common shares, however, do not have any right to require the Company to purchase their shares pursuant to the Second Amended and Restated Bye-Laws.

Redemption of Preference Shares

The Company may with the approval of the shareholders issue preference shares which are redeemable at the option of the Company or the holder, subject to the Companies Act, the Memorandum of Association and the Second Amended and Restated Bye-Laws.

Call on Shares

Pursuant to the Second Amended and Restated Bye-Laws, the Board may from time to time make calls upon our shareholders in respect of any moneys unpaid on their shares.

Reduction of Share Capital

Subject to the Companies Act, the Memorandum of Association and the Second Amended and Restated Bye-Laws, the shareholders may by resolution authorize the reduction of the Company’s issued share capital or any capital redemption reserve fund or any share premium account in any manner.

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

The Second Amended and Restated Bye-Laws provide that the Board from time to time may declare cash dividends or distributions out of contributed surplus to be paid to the shareholders according to their rights and interests including such interim dividends as appear to be justified by the position of the Company.

Board of Directors

The Second Amended and Restated Bye-Laws provide that the Board shall consist of not less than two members and shall at all times comprise a majority of directors who are not residents in the United Kingdom. Our shareholders may change the number of directors by the vote of shareholders representing a simple majority of the total number of votes which may be cast at any annual or special general meeting, or by written resolution. Each director is elected at an annual general meeting of shareholders for a term commencing upon election and each director shall serve until re-elected or their successors are appointed on the date of the next scheduled annual general meeting of shareholders. The Second Amended and Restated Bye-Laws do not permit cumulative voting for directors.

Subject to the Companies Act, the Second Amended and Restated Bye-Laws permit our directors to engage in any transaction or arrangement with us or in which we may otherwise be interested. Additionally, as long as our director declares the nature of his or her interest at the first opportunity at a meeting of the Board, he or she shall not by reason of his office be accountable to us for any benefit which he or she derives from any transaction to which the Second Amended and Restated Bye-Laws permit him or her to be interested.

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

The Second Amended and Restated Bye-Laws provide that directors may be removed, with or without cause, by a vote of the shareholders representing a majority of the votes present and entitled to vote at a special general meeting called for that purpose. The notice of any such special general meeting must be served on the director concerned no less than 14 days before the special general meeting and he or she shall be entitled to be heard at that special general meeting.

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

Quorum and Action by the Board of Directors

The Second Amended and Restated Bye-Laws provide that at any meeting of the Board (which must be held outside of the United Kingdom or Norway), the presence of the majority of the Board, unless otherwise fixed, constitutes a quorum for the transaction of business and that when a quorum is present, the acts of a majority of the directors present at any meeting shall be the acts of the Board, except as may be otherwise specified by Bermuda law or the Second Amended and Restated Bye-Laws.

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

The Second Amended and Restated Bye-Laws limit the liability of our directors and officers to the fullest extent permitted by the Companies Act.

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

The Second Amended and Restated Bye-Laws provide that each director, alternate director, officer, person or member of a board committee, if any, resident representative, and his or her heirs, executors or administrators, collectively, Indemnitees, will be indemnified and held harmless out of our assets to the fullest extent permitted by Bermuda law against all liabilities, loss, damage or expense (including but not limited to liabilities under contract, tort and statute or any applicable foreign law or regulation and all reasonable legal and other costs and expenses properly payable) incurred or suffered by him or her as such director, alternate director, officer, person or committee member or resident representative. The restrictions on liability, indemnities and waivers provided for in the Amended and Restated Bye-Laws do not extend to any matter that would render the same void under the Companies Act. In addition, each Indemnitee shall be indemnified out of our assets against all liabilities incurred in defending any proceedings, whether civil or criminal, in which judgment is given in such Indemnitee’s favor, or in which he or she is acquitted.

Under the Second Amended and Restated Bye-Laws, shareholders have further agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for the Company with the exception of any claims or rights of action arising out of fraud or dishonesty

Shareholder Meetings

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

Annual General Meetings. The Second Amended and Restated Bye-Laws provide that the Board may fix the date, time and place of the annual general meeting within or without Bermuda (but never in the United Kingdom or Norway) for the election of directors and to transact any other business properly brought before the meeting.

Special General Meetings. The Second Amended and Restated Bye-Laws provide that special general meetings may be called by the Board and when required by the Companies Act (i.e. by holders of one-tenth of a company’s issued common shares through a written request to the Board).

Notice Requirements. The Second Amended and Restated Bye-Laws provide that we must give not less than five (5) days' notice before any annual or special general meeting.

Quorum of Shareholders

Under the Companies Act, where the bye-laws so provide, a general meeting of the shareholders of a company may be held with only one individual present if the requirement for a quorum is satisfied and, where a company has only one shareholder or only one holder of any class of shares, the shareholder present in person or by proxy constitutes a general meeting.

Under the Second Amended and Restated Bye-Laws, quorum at annual or special general meetings shall be constituted by two or more shareholders either present in person or by proxy throughout the meeting. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

Shareholder Action without a Meeting

Under the Companies Act, unless the company’s bye-laws provide otherwise, any action required to or that may be taken at an annual or general meeting can be taken without a meeting if a written consent to such action is signed by the necessary majority of the shareholders entitled to vote with respect thereto.

The Second Amended and Restated Bye-Laws provide that, except in the case of the removal of auditors and directors, anything which may be done by resolution may, without an annual or special general meeting be done by resolution in writing, signed by a simple majority of all the shareholders or their proxies (or such greater majority required by the Companies Act).

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

The Second Amended and Restated Bye-Laws may be amended from time to time in the manner provided for in the Companies Act.

Vote on Amalgamations, Mergers, Consolidations and Sales of Assets

Under the Companies Act, any plan of merger or amalgamation must be authorized by the resolution of a company’s shareholders and must be approved by a majority vote of three-fourths of those shareholders voting at such a general meeting of the company. Also, it is required that a quorum of two or more persons holding or representing more than one-third (1/3) of the issued and outstanding common shares of the company on the Record Date are in attendance in person or by proxy at such special general meeting.

In our Second Amended and Restated Bye-Laws, any plan of merger or amalgamation must be authorized by the resolution of a company's shareholders approved by a simple majority of votes cast at a general meeting of the company at which a quorum of two or more shareholders are in attendance in person or by proxy throughout such meeting.

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

The Second Amended and Restated Bye-Laws contain provisions whereby each shareholder (i) agrees that the liability of our officers shall be limited, (ii) agrees to waive any claim or right of action such shareholder might have, whether individually or in the right of the Company, against any director, alternate director, officer, person or member of a committee, resident representative or any of their respective heirs, executors or administrators for any action taken by any such person, or the failure of any such person to take any action, in the performance of his or her duties, or supposed duties, to the Company or otherwise, and (iii) agrees to allow us to indemnify and hold harmless our officers and directors in respect of any liability attaching to such officer and director incurred by him or her as an officer or director of the Company. The restrictions on liability, indemnity and waiver do not extend to any liability of an officer or director for fraud or dishonesty.

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

The United States Treasury Department has recognized Bermuda, our country of incorporation, as a qualified foreign country. In addition, the United States Treasury Department has recognized each of Liberia and the Marshall Islands, the countries of incorporation of our vessel-owning subsidiaries, as a qualified foreign country. Accordingly, we and our vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, our eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For our 2022 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were “primarily and regularly” traded on the NASDAQ, which is an “established securities market” in the United States within the meaning of the Treasury Regulation under Section 883 of the Code. We intend to take this position on our 2022 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.

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
For purposes of determining the persons that own 5% or more of our common shares (“5% Shareholders”), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2022 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

J.  ANNUAL REPORT TO SECURITY HOLDERS

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

Our variable rate borrowings as of December 31, 2022 amounted to $1,120.9 million compared to $1,262.3 million as of December 31, 2021 and bear interest at LIBOR/SOFR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2022, the floating rate on a total notional principal amount of $500 million (December 31, 2021: $500 million) was swapped to fixed rate.

As at December 31, 2022, a notional principal amount of $400 million, with LIBOR as reference rate, had a weighted average fixed interest rate of $1.80%. In addition, as at December 31, 2022, a notional principal amount of $100 million, with SOFR as reference rate, had a weighted average fixed interest rate of $1.97%. As at December 31, 2021, a notional amount of $500 million, with LIBOR as reference rate, had a weighted average fixed interest rate of 1.81%.

As at December 31, 2022 and 2021, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2022	2021
Interest rate swaps - asset positions	32,858	2,608
Interest rate swaps - liability positions	—	10,364

During 2022, we recorded a net gain on interest rate swaps of $40.1 million in the consolidated statement of operations, which resulted from unrealized gain of $40.6 million (change in fair value), partially offset by realized loss (interest expense) of $0.5 million. During 2021, we recorded a net gain on interest rate swaps of $11.5 million in the consolidated statements of operations, which resulted from unrealized gain of $19.8 million (change in the fair value), partially offset by realized loss (interest expense) of $8.3 million.

As at December 31, 2022, our estimated interest expense until the maturity of our floating-rate long-term debt based on the applicable three-month USD LIBOR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD LIBOR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2023	76,970	88,087	11,117
2024	55,967	65,492	9,525
2025	39,466	46,698	7,232
2026	24,350	28,928	4,578
2027	15,028	17,826	2,798
Thereafter	7,486	8,853	1,367
	219,267	255,884	36,617

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

Foreign currency Swap Agreements
As of December 31, 2022, we had contracts to swap USD to NOK for a notional amount of $0.2 million. As of December 31, 2021, we had contracts to swap USD to NOK for a notional amount of $2.4 million. As of December 31, 2022, the fair value of our swaps was a liability of $10 thousand (2021: receivable of $0.1 million). In 2022, we recorded total net loss on our foreign currency swaps of $0.1 million (2021: loss of $0.2 million).
Inflation
Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. Historically, shipping companies are accustomed to navigating in shipping downturns, coping with inflationary pressures and monitoring costs to preserve the liquidity, as they typically encourage suppliers and service providers to lower rates and prices.

Please refer to “Commodity Price Risk” section below for a description of effects on our voyage expenses through increase in fuel prices.

Except from commodity prices, other inflationary effects were so far immaterial in the period ended December 31, 2022. In particular, we have observed inflation affecting ship operating expenses, such as spares freight, services and flight tickets for crew; however, these effects were not material in comparison to our total ship operating expenses (travel expenses and freight of spares were estimated to be $4.2 and $1.4 million more expensive due to inflation in 2022).

The impact that inflation will have on our future financial and operational results, which could be material, will depend on the duration and severity of the Russo-Ukrainian War and the overall macroeconomic situation. For 2023 we expect an increase in crew expenses of up to 6%, due to Russian seafarers no longer being present in the global pool, which decreases the overall number of seafarers in the world. There will, therefore, be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. In addition, it is anticipated that insurance costs, which have risen over the last three years, will increase by 5% to 10% in 2023. Further, to stay compliant with environmental requirements, we expect to incur additional drydock costs per vessel of up to 20% in 2023 (for cargo hold maintenance and hull/cargo sand blasting and painting).

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

In 2022, we have seen a significant increase in fuel prices. Please refer to “Results of Operations” for more details on how this increase affected our operations. It should be noted that the negative effect of increase in fuel prices was partially absorbed by the improved achieved contracts rates in the year ended December 31, 2022.

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

As of December 31, 2022, we had outstanding bunker swap agreements for about $26.8 thousand metric tonnes (December 31, 2021: no outstanding bunker swap agreements). As of December 31, 2022, the fair value of our bunker swaps was a receivable of $0.3 million and a payable of $1.3 million. In 2022, we recorded a total net gain on our bunker swaps of $0.5 million. In 2021, we recorded total net gain on our bunker swaps of $0.2 million.

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market.

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

In 2022, we recorded a net loss on our portfolio of FFA of $0.6 million (2021: net gain of $19.0 million).

Please see Note 28, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2022. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Securities Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Securities Exchange Act of 1934, as of December 31, 2022. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2022.

The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, appearing under Item 18, and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2022 and 2021 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2022	2021
Audit Fees (a)	856	764
Audit-Related Fees (b)	68	36
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	924	800

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2022 and 2021 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 4, 2022, we introduced a share buy-back program (the “2022 share buy-back program”) of up to $100.0 million to purchase up to an aggregate of 10,000,000 of our common shares for a period up to 12 months. In 2022, we acquired a total of 400,000 shares under the 2022 share buy-back program. The shares were acquired on the OSE and on the NASDAQ at an aggregate purchase price of $3.3 million. As of the date of this annual report, we have bought back an aggregate of 462,085 shares pursuant to the 2022 share buy-back program and hold 767,085 treasury shares.

The below table presents a summary of the common shares repurchased by the Company under the 2022 share buy-back program as of the date of this annual report.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Common Shares Purchased		(b) Average Price Paid per Common Share		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs (1)
	OSE	NASDAQ	OSE (in NOK)	NASDAQ (in USD)
October 1, 2022 – October 31, 2022	—	—	—	—	—	—
November 1, 2022 – November 30, 2022	—	—	—	—	—	—
December 1, 2022 – December 31, 2022	150,000	250,000	80.39	8.20	400,000	9,600,000
January 1, 2023 – January 31, 2023	62,085	—	80.69	—	62,085	9,537,915
February 1, 2023 – February 28, 2023	—	—	—	—	—	—
March 1, 2023 – March 16, 2023	—	—	—	—	—	—
Total	462,085		8.48	8.20	462,085	9,537,915

(1) On October 4, 2022, the Company announced the 2022 share buy-back program of up to $100.0 million to purchase up to an aggregate of 10,000,000 of our common shares for a period up to 12 months. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares.

See Note 25, "Share Capital, Treasury Shares and Dividends", to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Our Board is currently comprised of five directors, three of whom are independent, including Ola Lorentzon, James O’Shaughnessy and Bjorn Tore Larsen.

Executive Sessions. NASDAQ requires that independent directors meet regularly in executive sessions at which only independent directors are present. We intend to hold executive sessions at which only independent directors are present at least twice a year.

Nomination of Directors. NASDAQ requires that independent directors select or recommend nominees for directors. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, we do not currently require that independent directors select or recommend nominees for directors. Our Board, consisting of both independent and non-independent directors, is responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees.

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee consisting solely of independent directors who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements. NASDAQ also requires that the audit committee have at least three members. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, our audit committee consists of two members who currently meet the independence requirements of SEC Rule 10A-3.

Compensation Committee. NASDAQ requires that a listed U.S. company have a compensation committee composed solely of independent directors and having at least two members. NASDAQ requires that the compensation committee must determine, or recommend to the full board for determination, the compensation of the chief executive officer and all other executive officers. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, we do not currently have a compensation committee and compensation of executive officers is not required to be determined by a committee composed of independent members.

Related Party Transactions. NASDAQ requires that a listed U.S. company conduct appropriate review and oversight of all related party transactions for potential conflict of interest situations on an ongoing basis by the company's audit committee or another independent body of the Board. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, our directors are not prohibited from being a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested, provided that the director makes proper disclosure of same as required by our Second Amended and Restated Bye-Laws and Bermuda law.

Proxy Materials. NASDAQ requires that a listed U.S. company solicit proxies and provide proxy statements for all shareholder meetings. Such company must also provide copies of its proxy solicitation to NASDAQ. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, we do not currently solicit proxies or provide proxy materials to NASDAQ. Our Second Amended and Restated Bye-Laws also require that we notify our shareholders of meetings no less than five (5) days before the meeting.

Share Issuance. In lieu of obtaining shareholder approval prior to the issuance of securities or the adoption of equity compensation plans or material amendments to such equity compensation plans, consistent with Bermuda law and our Second Amended and Restated Bye-Laws, our Board approves share issuances and the adoption of and material amendments to equity compensation plans.

Quorum. NASDAQ rules provide that the minimum quorum requirement for a meeting of shareholders is 33 1/3% of the outstanding common shares. The Company follows applicable Bermuda laws with respect to quorum requirements. The Company’s quorum requirement is set forth in its Second Amended and Restated Bye-Laws, which provide that a quorum for the transaction of business at any meeting of shareholders is two or more shareholders either present in person or by proxy throughout the meeting. If we only have one shareholder, then one shareholder present in person or proxy shall constitute the necessary quorum.

ITEM 16H.    MINE SAFETY DISCLOSURES

Not applicable.

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-44 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (2)
1.3	Certificate of Change of Share Capital (2)
1.4	Amended and Restated Bye-Laws (2)
1.5	Second Amended and Restated Bye-Laws
2.1	Form of Common Share Certificate (3)
2.2	Description of Securities (5)
4.1	2016 Share Option Scheme (4)
8.1	Significant Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(3)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 12, 2020.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Peder Simonsen
Peder Simonsen
Principal Financial Officer
Dated: March 16, 2023

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Assessment of impairment indicators for owned vessels, newbuildings and right of use assets

As described in Notes 2, 10, 16, 17 and 18 to the consolidated financial statements, the Company’s Vessels and equipment, net, Newbuildings, Finance leases, right of use assets, net, and Operating leases, right of use assets, net were USD 2,665,785 thousand, USD 91,898 thousand, USD 83,589 thousand and USD 15,646 thousand, respectively, as of December 31, 2022. Management reviews the carrying values of the vessels, newbuildings and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment indicator assessment for owned vessels, newbuildings and right of use assets including controls over development of second hand vessel values based on external appraisals of the ships, development of forward freight rates, spot rates and operating cash flows. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy, and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to development of second hand vessel values based on appraisals of the ships, development of forward freight rates, spot rates and operating cash flows involved (i) testing the assumptions used in the assessment to external data, (ii) evaluating management's assessment of the indicators and (iii) testing whether the assumptions were consistent with evidence obtained in other areas of the audit and third party industry information.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 16, 2023

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2022, 2021 and 2020
(in thousands of $, except per share data)

	2022	2021	2020
Operating revenues
Time charter revenues (including related party amounts of $2,033, $13,281 and $19,528 for the years ended December 31, 2022, 2021 and 2020 respectively)	593,795	603,959	235,673
Voyage charter revenues	518,398	597,812	370,130
Other revenues	1,263	1,410	2,140
Total operating revenues	1,113,456	1,203,181	607,943

Gain on sale of assets	34,185	9,788	—
Other operating income (expenses), net - related party	(413)	(2,008)	2,965

Operating expenses
Voyage expenses and commissions	278,550	252,865	194,544
Ship operating expenses (including related party amounts of $4,916, $9,313 and $11,574 for the years ended December 31, 2022, 2021 and 2020 respectively)	225,971	208,894	191,235
Charter hire expenses (including related party amounts of $37,328, $60,885 and $63,468 for the years ended December 31, 2022, 2021 and 2020 respectively)	57,406	89,559	66,812
Administrative expenses	20,375	18,149	13,722
Impairment loss on vessels	—	4,187	721
Impairment loss on right of use assets	—	—	94,233
Depreciation	129,839	123,699	111,303
Total operating expenses	712,141	697,353	672,570

Net operating income (loss)	435,087	513,608	(61,662)

Other income (expenses)
Interest income	2,345	484	1,193
Interest expense (including related party amounts of nil, $3,395 and nil for the years ended December 31, 2022, 2021 and 2020 respectively)	(56,248)	(39,909)	(47,477)
Share of results of associated companies	40,793	24,482	(3,710)
Gain from disposal of associated companies	—	—	2,570
Gain (loss) on derivatives	39,968	30,465	(17,450)
Gain (loss) on marketable equity securities	503	(2,000)	(10,177)
Other financial items	(222)	477	(825)
Net other income (expenses)	27,139	13,999	(75,876)
Net income (loss) before income taxes	462,226	527,607	(137,538)
Income tax expense	379	389	131
Net income (loss)	461,847	527,218	(137,669)

Per share information:
Earnings (loss) per share: basic	$2.30	$2.74	$(0.96)
Earnings (loss) per share: diluted	$2.29	$2.73	$(0.96)
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2022 and 2021
(in thousands of $)

	2022	2021
ASSETS
Current assets
Cash and cash equivalents	134,784	197,032
Restricted cash	3,289	12,985
Marketable securities	2,187	1,684
Trade accounts receivable, net	14,950	28,838
Other current assets	54,430	35,158
Related party receivables	2,334	8,615
Derivative instruments receivables	12,262	2,679
Inventories	45,434	43,383
Prepaid expenses	12,503	8,440
Voyages in progress	16,974	30,576
Total current assets	299,147	369,390
Vessels and equipment, net	2,665,785	2,880,321
Vessels held for sale	12,542	—
Newbuildings	91,898	35,678
Finance leases, right of use assets, net	83,589	98,535
Operating leases, right of use assets, net	15,646	19,965
Investments in associated companies	65,400	41,343
Related party receivables	837	6,187
Derivative instruments receivable	20,861	—
Other long-term assets	1,586	2,758
Total assets	3,257,291	3,454,177
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	92,865	105,864
Current portion of finance lease obligations - related party	18,387	21,755
Current portion of operating lease obligations (including related party balances of $2,010 and $2,537 as of December 31, 2022 and 2021 respectively)	5,546	13,860
Derivative instruments payables	1,313	10,364
Related party payables	9,492	13,934
Trade accounts payables	7,143	6,462
Accrued expenses	43,388	38,569
Other current liabilities	33,494	37,265
Total current liabilities	211,628	248,073
Long-term liabilities
Long-term debt	1,027,991	1,156,481
Non-current portion of finance lease obligations - related party	87,588	105,975
Non-current portion of operating lease obligations (including related party balances of $11,345 and $13,355 as of December 31, 2022 and 2021 respectively)	13,051	14,907
Total liabilities	1,340,258	1,525,436
Commitments and contingencies*
Equity

Share capital (Shares issued: 2022: 201,190,621. 2021: 201,190,621. Outstanding shares: 2022: 200,485,621. 2021: 200,435,621 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(5,014)	(4,309)
Additional paid in capital	851	285
Contributed capital surplus	1,582,257	1,762,649
Accumulated earnings	328,878	160,055
Total equity	1,917,033	1,928,741
Total liabilities and equity	3,257,291	3,454,177

*For details please refer to Note 29, "Commitments and contingencies"

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020
(in thousands of $)

	2022	2021	2020

Net income (loss)	461,847	527,218	(137,669)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	129,839	123,699	111,303
Amortization of deferred charges	3,618	2,677	2,778
Gain from sale of vessels	(34,185)	(9,788)	—
Impairment loss on vessels	—	4,187	721
Impairment loss on right of use assets	—	—	94,233
Share option expenses	566	620	264
Share of results of associated companies	(40,793)	(24,482)	3,710
Dividends received from associated companies	16,273	—	450
Gain from disposal of associated companies	—	—	(2,570)
Amortization of charter party-out contracts	—	1,859	12,148
Mark to market (gain) loss on derivatives	(39,496)	(19,435)	20,542
Mark to market (gain) loss on marketable securities	(503)	2,000	10,177
Non-cash lease expense	(5,851)	(10,496)	(6,459)
Other	(518)	(235)	(178)
Changes in operating assets and liabilities, net:
Trade accounts receivable	13,889	(6,134)	22,896
Related party payables and receivables balances	902	(570)	6,041
Other receivables	(19,043)	(6,407)	3,991
Inventories	(2,051)	(18,219)	3,070
Voyages in progress	13,603	(17,141)	8,472
Prepaid expenses	(4,063)	2,001	(4,105)
Trade accounts payables	681	(11,939)	6,000
Accrued expenses	11,981	12,256	(1,126)
Other current liabilities	(3,309)	8,727	(14,049)
Net cash provided by operating activities	503,387	560,398	140,640
Investing activities
Dividends received from marketable equity securities	8	26	76
Proceeds from sale of shares in associated companies	937	937	1,694
Loan advance to related parties	—	—	(1,000)
Repayment of loans receivable from related parties	5,350	—	5,350
Additions to newbuildings (including related party amounts of $455, $116,445 and nil for the years ended December 31, 2022, 2021 and 2020 respectively)	(56,028)	(152,460)	—
Purchase of vessels and equipment (including related party amounts of nil, $286,894 and nil for the years ended December 31, 2022, 2021 and 2020 respectively)	(5,003)	(292,539)	(25,271)
Proceeds from sale of vessels	127,552	54,012	—
Net cash provided by (used in) investing activities	72,816	(390,024)	(19,151)
Financing activities

Proceeds from long-term debt (including related party amounts of nil, $62,975 and nil for the years ended December 31, 2022, 2021 and 2020 respectively)	275,000	497,975	322,014
Repayment of long-term debt (including related party amounts of nil, $413,600 and nil for the years ended December 31, 2022, 2021 and 2020 respectively)	(417,217)	(628,900)	(390,138)
Repayment of finance leases (including related party amounts of $29,059, $32,237 and $47,181 for the years ended December 31, 2022, 2021 and 2020 respectively)	(29,059)	(32,237)	(48,972)
Debt fees paid	(2,750)	(4,466)	(3,040)
Net proceeds from share issuance	—	352,225	—
Share repurchases	(3,273)	—	—
Proceeds from exercise of share options	828	636	169
Lease incentives received	—	—	17,500
Distributions to shareholders	(471,676)	(320,692)	(7,164)
Net cash used in financing activities	(648,147)	(135,459)	(109,631)
Net change in cash, cash equivalents and restricted cash	(71,944)	34,915	11,858
Cash, cash equivalents and restricted cash at beginning of year	210,017	175,102	163,244
Cash, cash equivalents and restricted cash at end of year	138,073	210,017	175,102

Supplemental disclosure of cash flow information:
Interest expenses paid	45,190	30,850	36,351
Income taxes paid	240	153	77

Details of non-cash investing and financing activities in the year ended December 31, 2022, 2021 and 2020 are given in Note 16, "Vessel and Equipment, Net", and Note 17, "Newbuildings".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2022, 2021 and 2020
(in thousands of $, except number of shares)

	2022	2021	2020
Number of shares outstanding
Balance at beginning of year	200,435,621	143,327,697	143,277,697
Shares issued	—	56,917,924	—
Repurchases of shares	(400,000)	—	—
Distribution of treasury shares	450,000	190,000	50,000
Balance at end of year	200,485,621	200,435,621	143,327,697

Share capital
Balance at beginning of year	10,061	7,215	7,215
Shares issued	—	2,846	—
Balance at end of year	10,061	10,061	7,215

Treasury shares
Balance at beginning of year	(4,309)	(5,386)	(5,669)
Repurchases of shares	(3,273)	—	—
Distribution of treasury shares	2,568	1,077	283
Balance at end of year	(5,014)	(4,309)	(5,386)

Additional paid in capital
Balance at beginning of year	285	979	715
Shares issued	—	349,379	—
Stock option expense	566	620	264
Other	—	(22)	—
Reclassified to contributed surplus	—	(350,671)	—
Balance at end of year	851	285	979

Contributed capital surplus
Balance at beginning of year	1,762,649	1,732,670	1,739,834
Distributions to shareholders	(180,392)	(320,692)	(7,164)
Reclassified from additional paid in capital	—	350,671	—
Balance at end of year	1,582,257	1,762,649	1,732,670

Accumulated earnings (deficit)
Balance at beginning of year	160,055	(366,722)	(228,704)
Distributions to shareholders	(291,284)	—	—
Loss on distributed treasury shares	(1,740)	(441)	(115)
Adjustment on adoption of ASC 326 and other	—	—	(234)
Net (loss) income	461,847	527,218	(137,669)
Balance at end of year	328,878	160,055	(366,722)
Total equity	1,917,033	1,928,741	1,368,756

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Notes to Consolidated Financial Statements

1. ORGANIZATION AND BUSINESS

Historical Structure and Business of the Company
We were incorporated as Knightsbridge Tankers Limited in Bermuda as an exempted company under the Bermuda Companies Act of 1981 on September 18, 1996. We were originally established for the purpose of owning and operating five VLCCs.
On October 7, 2014, we entered into the Merger Agreement, with the Former Golden Ocean, a dry bulk shipping company based in Bermuda and listed on the Oslo Stock Exchange ("OSE"), pursuant to which the two companies agreed to merge, with us as the surviving company. Following the completion of the Merger on March 31, 2015, we changed our name to Golden Ocean Group Limited.

Our common shares commenced trading on the NASDAQ Global Select Market ("NASDAQ") in February 1997 and currently trade under the symbol "GOGL". We obtained a secondary listing on the OSE in April 2015.

In 2021, we acquired 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen (the “Vessel Acquisitions”). The Vessel Acquisition was financed by $338 million in new equity capital and a $414 million debt facility provided by affiliates of Hemen.

We own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 105,000 and 200,000 dwt, Panamax vessels (including Kamsarmax), which are vessels between 65,000 and 105,000 dwt, and Ultramax vessels, which are between 55,000 and 65,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and UK. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2022, we owned 75 dry bulk vessels and had construction contracts for ten newbuildings. In addition, we had nine vessels chartered-in (of which seven and one are chartered in on finance leases and operating leases, respectively, from SFL Corporation Ltd. ("SFL") and one is chartered in on an operating lease from an unrelated third party). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands, Hong Kong or Panama.

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

Revenue and expense recognition

Revenue Recognition
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. Generally, the charterer has the discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such as that the vessel is sent only to safe ports by the charterer and carries only lawful or non-hazardous cargo. In a time charter contract, where we charter the ship out to a charterer, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tolls during the hire period. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts are generally accounted for under ASC 842 leases and revenues are recorded over the term of the charter. When a time charter contract is linked to an index, we recognize revenue for the applicable period based on the actual index for that period.

Variable lease payments included into our time-charter agreements, such as positioning bonuses or profit sharing for fuel savings from scrubbers, that do not depend on an index or rate are excluded from the calculation of lease payments and recognized in the period in which the variability is resolved.

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

Certain of our voyage charter contracts contain a lease. Voyage charters contain a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. Voyage charter revenues and expenses are recognized ratably over the estimated length of each voyage, which the Company has assessed commence on loading of the cargo. ASC 842 Leases provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease.
When a lessor, we have elected this expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 Leases requires the Company to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance the Company has assessed that the lease components were the predominant component for all of its time charter contracts. Furthermore, for certain of its voyage charter contracts the lease components were the predominant components.

Voyage and other contracts not qualifying as leases are accounted for under the provisions of ASC 606. We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.

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

Several of our Capesize vessels operated under a pool arrangement for Capesize vessels with Capesize Chartering Ltd. ("CCL") in 2021 and 2020. All vessels were redelivered to us in 2021. Revenues and expenses for our owned vessels generated through this pool arrangement were presented gross. We considered ourselves the principal under the charter parties with the customers for the vessels that operated under this pool arrangement, primarily because we considered ourselves to have control over the service to be transferred for the customer under the charter parties. CCL, as pool manager, calculated the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculated and allocated a pool result for each vessel. The difference between the calculated pool result for our owned vessels and the actual result from the charter party with the third party customer was a settlement amount with CCL in 2021 and 2020. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operated under a revenue sharing agreement ("RSA"), for Supramax vessels managed by C Transport Maritime S.A.M. ("CTM"), formerly known as C Transport Holding Ltd, in 2021 and 2020. All vessels were redelivered to us in 2021. Under this RSA, up to 2021 CTM performed both commercial and operational functions related to the contracts with the third party customers. CTM as manager, recorded all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses were pooled together, allocated and the net result were distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operated and therefore controlled the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM was considered to meet the definition of a lease. We accounted for the transactions with CTM as variable rate operating leases and recognized revenues for the applicable periods based on the net amount to be distributed by CTM.

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

Interest expense
Interest costs are expensed as incurred except for interest costs that are capitalized. For any newbuildings that are constructed, we capitalize interest expenses during construction of newbuildings based on accumulated expenditures for the applicable project at our current rate of borrowing. The capitalization of interest expenses ceases when the newbuilding is considered substantially completed. The amount of interest expense capitalized in an accounting period shall be determined by applying an interest rate (the "capitalization rate") to the average amount of accumulated expenditures for the asset during the period. The capitalization rates used in an accounting period are based on the rates applicable to borrowings outstanding during the period. We do not capitalize amounts beyond the actual interest expense incurred in the period.

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

Vessels, newbuildings and depreciation
Vessels are stated at cost less accumulated depreciation. Newbuildings represent the accumulated costs to the balance sheet date which we have paid by way of purchase installments and other capital expenditures together with capitalized interest and associated finance costs. Depreciation is calculated based on cost less estimated residual value, using the straight-line method, over the useful life of each vessel. For newbuildings no charge for depreciation is made until the vessel is available for use. The useful life of each vessel is deemed to be 25 years. The residual value is calculated by multiplying the lightweight tonnage of the vessel by the market price of scrap per tonne. The market price of scrap per tonne is calculated as the 10-year historical average up to the date we take ownership of the vessel, across the two main recycling markets (Indian sub-continent and Bangladesh). Residual values are reviewed annually.

Finance leases
We charter in certain vessels and equipment under leasing agreements. Leases of vessels and equipment where we have substantially all the risks and rewards of ownership are classified as finance leases and we recognize on the balance sheet the right to use those assets and a corresponding liability. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We make significant judgments and assumptions to estimate our incremental borrowing rate that a lessee would have to pay to borrow on a 100% collateralized basis over a term similar to the lease term and in an amount equal to the lease payments in a similar economic environment. We perform the following steps in estimating our incremental borrowing rate: (i) gather observable debt yields of our recently issued debt facilities; and (ii) make adjustments to the yields of the actual debt facilities to reflect changes in collateral level, terms, the risk-free interest rate, and credit ratings. Each lease payment is allocated between liability and finance charges to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is expensed to the Consolidated Statement of Operations over the lease period.

Variable lease payments that depend on an index or a rate are included in the calculation of lease payments and are measured using the prevailing index or rate at the measurement date. Future changes in an index or a rate are recognized as part of lease-related cost in each year.

Depreciation of vessels and equipment under finance lease is included within "Depreciation" in the Consolidated Statement of Operations. Vessels and equipment under finance lease are depreciated on a straight-line basis over the vessels' remaining economic useful life or on a straight-line basis over the expected term of the lease if shorter.

Upon termination of a finance lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations. The net position, including any termination payments, are presented in Other operating gains (losses).

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

Upon termination of an operating lease, any remaining assets and obligations related to the vessel are written off to the Statement of Operations.

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

Treasury shares
When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares, pending future use. Treasury shares are recognized and measured at historic costs. In the event of a future resale, any price above the repurchase price would be allocated to additional paid in capital. The weighted average treasury shares reduce the number of shares outstanding used in calculating earnings per share.

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

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, recently adopted
In March 2020, the FASB issued ASU 2020-04 (ASC 848 Reference Rate Reform), which provides optional expedients and exceptions for applying U.S. GAAP guidance to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform.

Relief provided by ASU 2020-04, as amended by ASU 2022-06, Reference Rate Reform (ASC 848) – Deferral of the Sunset Date of Topic 848 – issued in December 2022, is optional and expires December 31, 2024. The Company has determined that reference rate reforms will primarily impact its floating rate debt facilities and the interest rate derivatives to which it is a party.

We expect to take advantage of the expedients and exceptions for applying U.S.GAAP provided by the updates when reference rates currently in use are discontinued and replaced with alternative reference rates. All new contracts we enter into are based on alternative reference rate, SOFR. For existing contracts, we are currently having discussions with our lending banks and the counterparties to our interest rate derivative contracts in advance of the June 30, 2023, to ensure that our contracts are renegotiated in time for LIBOR discontinuation date. It is our view, that we will transition to the alternative reference rate, SOFR, in accordance with the set LIBOR discontinuation date of June 30, 2023.

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

Other Jurisdictions
Our subsidiaries in Norway and United Kingdom are subject to income tax. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

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

For the year ended December 31, 2022, no customer accounted for 10% or more for our consolidated revenues. For the year ended December 31, 2021, one customer accounted for 10% or more of our consolidated revenues in the amount of $117.7 million. For the year ended December 31, 2020, no customer accounted for 10% or more of our consolidated revenues.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2022	2021	2020
Net income (loss)	461,847	527,218	(137,669)

(in thousands)	2022	2021	2020
Weighted average number of shares outstanding - basic	200,685	192,355	143,282
Dilutive impact of stock options	503	615	—
Weighted average number of shares outstanding - diluted	201,188	192,970	143,282

In May 2022, 450,000 share options held by the management were exercised and as of December 31, 2022 there are 650,000 outstanding options which are dilutive under the treasury stock method by 503,047 shares.

In 2022, the Company acquired an aggregate of 400,000 of our own shares, in open market transactions under our 2022 share buy-back program, of which 150,000 shares were acquired on the OSE and 250,000 shares were acquired on NASDAQ. The Company did not acquire any of its own shares in 2021 and 2020. All of the Company's own shares and distributions have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding in 2022, 2021 and 2020 by 506,096, 786,425 and 990,765 shares, respectively.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2022, 2021 and 2020:

(in thousands of $)	2022	2021	2020
Time charter revenues	593,795	603,959	235,673
Voyage charter revenues	518,398	597,812	370,130
Other revenues	1,263	1,410	2,140
Total operating revenues	1,113,456	1,203,181	607,943

In 2022, 2021 and 2020, we recognized a total of $29.3 million, $49.1 million and $16.6 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2022 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	579,673	14,122	593,795
Voyage charter revenues	49,746	468,652	518,398
Other revenues	—	1,263	1,263
Total operating revenues	629,419	484,037	1,113,456

Variable lease income included into our time-charter agreements amounted to $18.9 million, $21.0 million and $3.0 million for the years ended December 31, 2022, 2021 and 2020, respectively.

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

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $29.5 million of contract assets were capitalized in the year ended December 31, 2022 under "Other current assets", of which $24.7 million was amortized up to December 31, 2022, leaving a remaining balance of $4.9 million. In 2022, $3.2 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2021.

$20.2 million of contract assets were capitalized in the year ended December 31, 2021 under "Other current assets", of which $17.0 million was amortized up to December 31, 2021, leaving a remaining balance of $3.2 million. $3.2 million of contract assets were amortized in 2021 in relation to voyages in progress at the end of December 31, 2020. In 2020, we amortized an aggregate of $13.3 million of capitalized voyage expenses, or contract assets classified as other current assets.

No impairment losses related to capitalized fulfillment costs were recognized in any of the periods.

As of December 31 2022, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2022	2021
Voyages in progress (contract assets)	14,690	14,476
Trade accounts receivable	4,468	15,916
Other current assets (capitalized fulfillment costs)	4,894	3,249
Total	24,052	33,641

As of December 31, 2022, we recorded $16.2 million (2021: $20.0 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2022, we recognized $20.0 million in revenue, which was deferred as at December 31, 2021, as the performance obligations were met. Credit loss allowance as of December 31, 2022 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2022.

In 2021, we exited the CCL pool and, as such, no revenue was recognized relating to our vessels under the CCL RSA for the year ended December 31, 2022. Total revenues for 2021 and 2020 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $378.7 million and $264.1 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net negative $0.4 million and $2.0 million respectively, for 2022 and 2021 and positive $3.0 million in 2020.These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for 2022, 2021 and 2020 relating to our owned Supramax vessels that were under the CTM RSA and which have been accounted for as operating leases were nil, $17.3 million and $8.6 million, respectively.

8. GAIN ON SALE OF ASSETS

In November 2022, the Company entered into an agreement to sell a Panamax vessel, Golden Ice, to an unrelated third party for $14.6 million. Upon delivery of the vessel in December 2022, we recorded a gain of $2.8 million from the sale.

In June 2022, we entered into an agreement to sell two Ultramax vessels, Golden Cecilie and Golden Cathrine, to an unrelated third party for $63.0 million en-bloc. Upon delivery of the vessels, we recorded a gain of $21.9 million from the sale in the third quarter of 2022.

In February 2022, we entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for $52.0 million en-bloc. Upon delivery of the vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

In October 2021, we announced the sale of two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for an aggregate sale price of $37.2 million. We recorded a gain from sale of $4.9 million and $4.9 million related to Golden Opportunity and Golden Endurer, respectively. Both vessels were delivered to their new owners in November 2021.

9. IMPAIRMENT OF VESSELS

No impairment on vessels has been recorded in 2022. In January 2021, we entered into an agreement to sell Golden Saguenay, a Panamax vessel, to an unrelated third party for a total gross amount of $8.4 million. We recognized an impairment loss of $4.2 million from the sale in 2021. The vessel was delivered to its new owner in April 2021.

10. OPERATING LEASES

As of December 31, 2022, we leased in one vessel (2021: one vessel) from SFL and one vessel (2021: three vessels) from an unrelated third party, all of which are classified as operating leases. Additionally, as of December 31, 2022 and 2021, respectively, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, of which one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2022. With reference to Note 27, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease is $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three-month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $16,624 for SFL operating lease in 2022 and there was $3.0 million in total profit share for all eight SFL vessels in 2022 recorded as charter hire expense ($9.8 million and $37.9 thousand in 2021 and 2020, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2022 as interest expense of $0.6 million. In 2021 and 2020 we recorded the variable lease expense of $2.0 million and $0.7 million, respectively. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years.

For the Ultramax vessel, Golden Hawk, which is chartered in from an unrelated third party, the daily rate is $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million. In 2021, the 6-T/C Baltic Exchange Supramax Index exceeded the daily rate of $13,200 and as of December 31, 2021, index linked compensation of $1.75 million was paid in full. In 2021, we extended Golden Hawk lease for approximately one year by using the first extension option in the contract. The daily rate during the first extension period was $13,700. Further, in 2022, we extended Golden Hawk lease for approximately one year by using the second extension option in the contract. The daily rate during the second extension period is $14,200.

Admiral Schmidt and Vitus Bering are 2019-built 104,550 dwt ice-class vessels, chartered in 2019 on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. In February 2022, we exercised the option to extend Admiral Schmidt and Vitus Bering contracts for one year each. In May 2022, we suspended time charter agreements with respect to Admiral Schmidt and Vitus Bering and redelivered the vessels to their owners, after understanding that those vessels were financed by owners as part of a sale-leaseback arrangement with a Russian-state owned entity. Exercise of extension options and suspension of the charter contract resulted in reassessment of the lease liability which was recorded as additions to right of use assets and right of use liabilities in the amount of $9.5 million during the first six months of 2022. As suspension agreement expired in November 2022 and vessels were not redelivered back to us, we are relieved from any duties, obligations, liabilities or commitments under the current contracts. Right of use assets, right of use liabilities and other contract related assets were written off and credited to charter hire expense in the total net positive amount of $2.0 million.

Based on the charterparty contracts for Admiral Schmidt and Vitus Bering, for certain trades, a profit-sharing scheme between charterers and the owners comes into force. Up until May 2022, when vessels were redelivered, we did not incur any expenses due to profit sharing schemes (2021: $0.2 million) for these vessels.

For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $17.3 million, $19.3 million and $19.2 million of the non-lease component, or service element, under ship operating expenses for 2022, 2021 and 2020, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.6 million, $0.5 million and $0.5 million is recorded in Administrative expenses in the Consolidated Statement of Operations for 2022, 2021 and 2020, respectively.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2020	14,001	1,154	5,361	2,223	22,739
Additions and modification	—	3,240	—	229	3,469
Amortization	(1,820)	(1,013)	(3,053)	(357)	(6,243)
Balance as of December 31, 2021	12,181	3,381	2,308	2,095	19,965
Additions	—	3,081	9,484	—	12,565
Amortization	(1,820)	(2,698)	(1,456)	(574)	(6,548)
Modification	—	—	(10,336)	—	(10,336)
Balance as of December 31, 2022	10,361	3,764	—	1,521	15,646

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In 2022 and 2021, we recorded no impairment of right of use assets for operating leases. In 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by impairment indicators identified in the first quarter of 2020.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2020	18,559	4,747	16,470	2,261	42,037
Additions	—	—	—	—	—
Repayments	(2,667)	(4,357)	(9,294)	(201)	(16,519)
Modification	—	3,240	—	—	3,240
Foreign exchange translation	—	—	—	9	9
Balance as of December 31, 2021	15,892	3,630	7,176	2,069	28,767
Additions	—	3,081	9,484	—	12,565
Repayments	(2,537)	(2,874)	(2,214)	(606)	(8,231)
Modification	—	—	(14,446)	—	(14,446)
Foreign exchange translation	—	—	—	(58)	(58)
Balance as of December 31, 2022	13,355	3,837	—	1,405	18,597
Current portion	2,010	3,050	—	486	5,546
Non-current portion	11,345	787	—	919	13,051

Charter hire and office rent expense
The future minimum operating lease expense payments (including lease and non-lease components) under our non-cancelable fixed rate operating leases as of December 31, 2022 are as follows:

(in thousands of $)
2023	6,500
2024	4,169
2025	3,369
2026	2,809
2027 and thereafter	4,769
Total minimum lease payments	21,616
Less: Imputed interest	(3,019)
Present value of operating lease liabilities	18,597

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2022, the future rental payments include $1.7 million (2021: $2.2 million, 2020: $2.6 million) in relation to office rent costs and $19.9 million (2021: $30.4 million, 2020: $45.3 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases reflected as charter hire expense was $57.2 million in 2022 (2021: $81.7 million, 2020: $29.0 million), which included $50.1 million for short-term leases (2021: $62.4 million, 2020: $23.5 million). Total cash paid in respect of operating leases was $66.7 million in 2022 (2021: $88.4 million, 2020: $35.7 million). The weighted average discount rate in relation to our operating leases was 5.02%, 5.36% and 5.20% for 2022, 2021 and 2020, respectively. The weighted average lease term was 4.7, 4.5 and 4.4 years in 2022, 2021 and 2020, respectively.

Rental income
As of December 31, 2022, we leased out five vessels on fixed time charter rates (2021: eight vessels) and 30 vessels (2021: 26 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our operating leases as of December 31, 2022 are as follows:

(in thousands of $)
2023	21,514
2024	—
2025	—
2026	—
2027 and thereafter	—
21,514
An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and as such essentially these contracts are operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of December 31, 2022, the cost and accumulated depreciation of the 35 vessels which were leased out to third parties, were $1,826.7 million and $404.1 million, respectively.

As of December 31, 2021, the cost and accumulated depreciation of the 34 vessels which were leased out to third parties, were $1,637.3 million and $308.1 million, respectively.

11. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2022, 2021 and 2020, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2022	2021	2020
Cash and cash equivalents	134,784	197,032	153,093
Short-term restricted cash	3,289	12,985	22,009
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	138,073	210,017	175,102

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $61.3 million of cash and cash equivalents as of December 31, 2022 (as of December 31, 2021: $69.5 million and as of December 31, 2020: $59.8 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

12. MARKETABLE EQUITY SECURITIES

Our marketable securities consist of equity securities in Eneti Inc, a company engaged in marine based renewable energy. Eneti Inc was until February 2021 named Scorpio Bulkers Inc., engaged in dry bulk shipping. Eneti Inc is listed on the New York Stock Exchange.

(in thousands of $)	2022	2021
Balance at start of year	1,684	3,684
Unrealized gain (loss), net	503	(2,000)
Total marketable equity securities	2,187	1,684

In 2022, we have received approximately $8.7 thousand in dividends from our investment in Eneti Inc.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of a provision for doubtful accounts and credit loss allowance.

(in thousands of $)	2022	2021	2020
Trade accounts receivable	15,397	29,135	22,904
Provision for doubtful accounts	(403)	(253)	(165)
Allowance for expected credit losses	(44)	(44)	(35)
Total trade accounts receivable, net	14,950	28,838	22,704

Allowance for credit losses for trade accounts receivable amounted to $44 thousand as of December 31, 2022 and $44 thousand as of December 31, 2021.

Movements in the provision for doubtful accounts in the three years ended December 31, 2022 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2019	594
Additions charged to income	165
Deductions credited to trade receivables	(594)
Balance as of December 31, 2020	165
Additions charged to income	253
Deductions credited to trade receivables	(165)
Balance as of December 31, 2021	253
Additions charged to income	403
Deductions credited to trade receivables	(253)
Balance as of December 31, 2022	403

14. OTHER CURRENT ASSETS

(in thousands of $)	2022	2021
Capitalized fulfillment costs	4,894	3,541
Agent receivables	2,207	1,227
Advances	2,023	1,644
Claims receivables	5,967	4,342
Bunker receivables on time charter-out contracts	28,555	16,312
Other receivables	10,784	8,092
Total other current assets	54,430	35,158

Other receivables are presented net of allowances for credit losses and doubtful accounts amounting to $46.3 thousands and nil as of December 31, 2022, respectively. As of December 31, 2021, allowances for credit losses and doubtful accounts amounted to $46.3 thousands and nil, respectively.

15. VALUE OF CHARTER PARTY CONTRACTS

The value of favorable charter-out contracts is summarized as follows:

(in thousands of $)	2022	2021	2020
Opening balance	—	4,073	16,221
Amortization charge	—	(4,073)	(12,148)
Total	—	—	4,073
Less: current portion	—	—	(4,073)
Non-current portion	—	—	—

Value of the favorable charter party contracts relates primarily to contracts acquired as part of the Merger. Time charter revenues in 2022, 2021 and 2020 have been reduced by nil, $4.1 million and $12.1 million, respectively, as a result of the amortization of these favorable charter-out contracts. As of December 31, 2022, the remaining value of these favorable charter-out contracts is nil.

With reference to Note 16, "Vessels and Equipment, Net'', in connection with the acquisition of vessels from Hemen, we acquired certain unfavorable time charter-out contracts, which were valued to net $2.2 million and recorded as a liability on acquisition. As of December 31, 2022, the remaining value of these charter-out contracts is nil.

16. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2020	2,726,105	(458,419)	2,267,686
Additions Vessel Acquisitions	640,991	—	640,991
Additions BWTS	2,911	—	2,911
Disposals	(18,746)	4,103	(14,643)
Transfer from newbuildings	116,446	—	116,446
Transfer to held for sale	(27,635)	7,506	(20,129)
Impairment loss	(4,187)	—	(4,187)
Depreciation	—	(108,754)	(108,754)
Balance as of December 31, 2021	3,435,885	(555,564)	2,880,321
Additions BWTS	6,044	—	6,044
Disposals and transfer to Vessels Held for Sale*	(123,524)	30,358	(93,166)
Transfer to Vessels Held for Sale**	(17,627)	5,085	(12,542)
Depreciation	—	(114,872)	(114,872)
Balance as of December 31, 2022	3,300,778	(634,993)	2,665,785

*this line includes vessels sold and delivered to new owners during 2022
**this line includes transfer to Vessels held for sale which are reflected on the balance sheet as of December 31, 2022

As of December 31, 2022, we owned 13 Newcastlemaxes, 35 Capesizes and 27 Panamaxes (as of December 31, 2021: 13 Newcastlemaxes, 35 Capesizes, 31 Panamaxes and two Ultramaxes).

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for an aggregate sales price of $30.3 million. Golden Ice was delivered to its new owner in December 2022, at which time we recorded a gain of $2.8 million. Golden Strength was delivered to its new owner in January 2023, and classified as held for sale as of December 31, 2022. We expect to record a gain of approximately $2.7 million in the first quarter of 2023.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022, upon which we recorded a gain of $21.9 million from the sale.

In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52 million. The vessels were delivered to their new owner in the second quarter of 2022 upon which we recorded a gain of $9.5 million from the sale.

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen, our largest shareholder, whereas $637.5 million related to vessels and $114.5 million related to newbuildings. The Vessel Acquisitions have been accounted for as an asset acquisition rather than a business combination as substantially all the fair value of the gross assets acquired on closing of the Vessel Acquisitions is concentrated in the value of the vessels, being a group of similar identifiable assets. We took delivery of all vessels and newbuildings in the first six months of 2021. In aggregate we capitalized $757.4 million under vessel and equipment related to the 15 vessels and three newbuildings, which includes $752 million consideration, $2.2 million relating to unfavorable contracts (reference to Note 15, "Value of Charter Party Contracts"), $2.1 million for newbuildings predelivery and technical supervision costs (reference to Note 17, "Newbuildings") and various other costs of $1.1 million.

In 2021, we sold a total of three vessels, Golden Endurer, Golden Opportunity and Golden Saguenay. For Golden Endurer and Golden Opportunity, we recorded a total gain of $9.8 million, while for Golden Saguenay we recorded an impairment loss of $4.2 million.

In 2020, we sold one vessel, Golden Shea, and recorded an impairment loss of $0.7 million.

In 2022, we capitalized a total of $6.0 million in relation to the installation of ballast water treatment systems ("BWTS"). In 2021, we capitalized a total of $2.9 million in relation to the installation of BWTS. In 2020, we capitalized in total $1.2 million in relation to the installation of ballast water treatment system and $30.4 million in relation to the completed installation of scrubbers.

Total depreciation expense for own vessels was $114.9 million, $108.8 million and $94.4 million in 2022, 2021 and 2020, respectively. For depreciation expense for finance leases, please refer to Note 18, "Finance Leases."

17. NEWBUILDINGS

The carrying value of our newbuildings at December 31, 2022 of $91.9 million.

In June 2022, we entered into agreements to construct a total of three Kamsarmax vessels. The vessels are expected to be delivered to us during 2024.

In the second half of 2021, we entered into an agreement for the construction of seven high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessels. The contract price is payable in several installments between the fourth quarter of 2021 and the first quarter of 2024. Four out of these seven newbuildings are expected to be delivered in the first half of 2023, two are expected to be delivered to us by the end of 2023 and the last one expected to be delivered in 2024.

In 2022, we paid installments, net of commissions, in total of $53.4 million. In 2021, we paid installments, net of commissions, of $35.6 million. In 2022 we capitalized interest expense of $2.4 million for our ten Kamsarmax newbuildings.

Remaining Kamsarmax newbuildings commitments of $255.6 million will be partially financed with the proceeds from the sales of older vessels, including the sale of Golden Strength (refer to Note 30, ''Subsequent Events''), cash on hand, operating cash flows and debt financing to be established closer to the delivery of the newbuildings.

As part of the Vessel Acquisitions in 2021 we acquired three newbuildings through acquisition of shares of three special purpose companies ("SPCs") with shipbuilding contracts (Golden Spray, Golden Fast and Golden Furious). Total consideration transferred for the shares in the SPCs amounted to $44.2 million, representing the purchase price, less remaining capital expenditure commitments, and in addition included $0.6 million working capital payment which was recorded as ‘Other assets’. Further, final payments to the shipyards for all three of these newbuildings amounted to $68.4 million, which was paid in 2021 net of $2.5 million penalty received from shipyards for late delivery of newbuildings (liquidated damages). In order to make a final settlement with the shipyards, we made a cash draw down on $413.6 million Sterna facility of $63.0 million. Out of total $2.5 million in liquidated damages received from the shipyards by us, $2.2 million were reimbursed to Hemen (for the period when newbuildings belonged to Hemen). In addition, we paid $2.1 million predelivery and technical supervision costs. Total newbuilding balance of $116.4 million was transferred to Vessel and Equipment upon delivery of newbuildings. Golden Spray, Golden Fast and Golden Furious were delivered in 2021 and there is no remaining newbuildings balance for Golden Spray, Golden Fast and Golden Furious as of December 31, 2022 or December 31, 2021.

18. FINANCE LEASES

As of December 31, 2022, we held seven vessels under finance lease (December 31, 2021: seven vessels). With reference to Note 10, ''Operating Leases'', we have leased in eight vessels from SFL,a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2022. The daily time charter rate for vessels classified as finance lease was $19,135, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $16,435 up until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for LIBOR based variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 10, "Operating Leases". The average daily rate was calculated to be $18,159 for finance leases in 2022 and there was $3.0 million in profit share for all eight SFL vessels in 2022 ($9.8 million and $37.9 thousand in 2021 and 2020, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2022 as interest expense of $0.6 million. In 2021 and 2020 we recorded the variable lease expense of $2.0 million and $0.7 million, respectively. For a description of purchase options, refer to Note 10, "Operating Leases". The lease term for these vessels has been determined to be 13 years.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2021	113,480
Additions	—
Depreciation	(14,945)
Impairment	—
Balance as of December 31, 2021	98,535
Additions	—
Depreciation	(14,946)
Impairment	—
Balance as of December 31, 2022	83,589

In 2020, we recorded a total of $70.0 million in impairment of right of use assets for vessels under finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by the negative market developments in the start of 2020.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2021	151,205
Additions	—
Repayments	(32,237)
Interest expense on obligations under finance lease	8,762
Balance as of January 1, 2022	127,730
Additions	—
Repayments	(29,059)
Interest expense on obligations under finance lease	7,304
Balance as of December 31, 2022	105,975
Current portion	18,387
Non-current portion	87,588

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 5.6 years as of December 31, 2022. The weighted average discount rate was 6.3% and the weighted average lease term was 6.6 years as of December 31, 2021.

The outstanding obligations under finance leases as of December 31, 2022 are payable as follows:

(in thousands of $)
2023	24,484
2024	24,553
2025	22,551
2026	20,617
2027	20,617
Thereafter	12,320
Minimum lease payments	125,142
Less: imputed interest	(19,167)
Present value of obligations under finance leases	105,975

With regard to the eight SFL Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

19. VESSELS HELD FOR SALE

In November 2022, we entered into an agreement to sell a Panamax vessel, Golden Strength, to an unrelated third party for $15.6 million. The vessel was delivered to its new owner in January 2023 and was classified as held for sale as of December 31, 2022.

There were no vessels held for sale as of December 31, 2021.

20. EQUITY METHOD INVESTMENTS

As of December 31, 2022, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2022	2021
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")**	16.40%	17.50%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%
Capesize Chartering Ltd. ("CCL")*	—	25.00%

*Following the termination of the pool agreement, in February 2022 our 25% share in CCL was sold for $17.5 thousands.
** In March 2023, our ownership in SwissMarine was diluted from 16.4% to 15.9%.

Movements in equity method investments for the years ended December 31, 2022 and 2021 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	TFG Marine	Other	Total
Balance as of December 31, 2020	15,371	545	483	—	16,399
Share of income / (loss)	24,351	1,073	(483)	3	24,944
Balance as of December 31, 2021	39,722	1,618	—	3	41,343
Distributions received from associated companies	(9,828)	(6,445)	—	—	(16,273)
Loss on disposal of equity method investments	(891)	—	—	—	(891)
Share of income	22,434	9,039	10,211	—	41,684
Other	—	—	—	(463)	(463)
Balance as of December 31, 2022	51,437	4,212	10,211	(460)	65,400

We have an equity investment of 16.4% in SwissMarine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in March 2022 from 17.5% to 16.4% as a result of issuance of additional shares by SwissMarine to its employees. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine, which was partially repaid by SwissMarine in 2020 and remaining balance of subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in 2022. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We also provided a shareholder loan of $1.0 million to TFG Marine, with outstanding amount of $0.9 million as of December 31, 2022. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. With reference to Note 30, "Subsequent Events", the loan was fully repaid in February 2023. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $4.2 million as of December 31, 2022. Further, in 2022, we received dividends from UFC in total of $6.4 million.

In 2022, cash dividends received from equity method investees amounted to $16.3 million (2021: nil, 2020: $0.5 million).

21. DEBT

(in thousands of $)	2022	2021
$275.0 million term loan and revolving facility	263,943	—
$304.0 million term loan and revolving facility	216,622	235,315
$93.75 million term loan	70,739	77,314
$131.79 million term loan	88,856	98,681
$155.3 million term loan	70,890	121,573
$120.0 million term loan	63,545	81,071
$420.0 million term loan	—	280,387
$260.0 million lease financing	244,524	256,905
$175.0 million term loan and revolving facility	112,387	122,477
Total U.S. dollar denominated floating rate debt	1,131,506	1,273,723
Deferred charges	(10,650)	(11,378)
Total debt	1,120,856	1,262,345
Current portion of debt	(92,865)	(105,864)
Long-term portion of debt	1,027,991	1,156,481

Movements in 2022, 2021 and 2020 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance as of December 31, 2019	1,122,148	(8,278)	1,113,870
Loan repayments	(390,138)	—	(390,138)
Loan draw downs	322,012	—	322,012
Capitalization of debt issuance cost, net of amortization	—	(261)	(261)
Balance as of December 31, 2020	1,054,022	(8,539)	1,045,483
Loan repayments	(628,900)	—	(628,900)
Loan draw downs	848,601	—	848,601
Capitalization of debt issuance cost, net of amortization	—	(2,839)	(2,839)
Balance as of December 31, 2021	1,273,723	(11,378)	1,262,345
Loan repayments	(417,217)	—	(417,217)
Loan draw downs	275,000	—	275,000
Capitalized financing fees and expenses	—	(2,890)	(2,890)
Amortization of debt issuance cost	—	3,618	3,618
Balance as of December 31, 2022	1,131,506	(10,650)	1,120,856

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility to refinance our obligations under the $420.0 million loan facility described below. The $420 million loan facility was secured by 14 Capesize vessels was scheduled to mature in June 2023. The facility bears an interest of Secured Overnight Financing Rate ("SOFR") plus 190 basis points. All tranches under the $225.0 million term loan facility and revolving credit tranche of $50.0 million mature in May 2027, with a balloon payment of $170.0 million. Repayments are made on a quarterly basis from third quarter of 2022 onward. During 2022, $11.1 million was repaid and there was no available undrawn amount.

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears interest of LIBOR plus a margin of 190 basis points. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million. Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2022, $10.1 million (2021: $2.5 million) was repaid in regular repayments. In 2021, we repaid the full $50 million revolving credit tranche, consequently leaving an available undrawn amount of $50 million.

$260.0 million lease financing
In August 2021, we signed a sale-and-leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, carries an interest rate of LIBOR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2022, $12.4 million (2021: $3.1 million) was repaid and there was no available undrawn amount.

$304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, carrying an interest cost of LIBOR plus a margin of 235 basis points. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2022, $18.7 million (2021: $18.7 million) was repaid in regular repayments. In 2021, we repaid the full $50.0 million revolving credit tranche, consequently leaving an available undrawn amount of $50.0 million.

$93.75 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 215 basis points. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $62.5 million. During 2022, $6.6 million (2021: $6.6 million) was repaid and there was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please see Note 30, "Subsequent Events" for more information about the new facility).

$131.79 million loan facility
This facility has a five-year tenor and a 19-year age adjusted amortization profile. The facility bears interest of LIBOR plus a margin of 210 basis points. Repayments are made on a quarterly basis from third quarter of 2019 onward. All tranches under the facility mature in second quarter of 2024, with a balloon payment of in total $76.6 million. During 2022, $9.8 million (2021: $15.4 million) was repaid and there was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please see Note 30, "Subsequent Events" for more information about the new facility).

$155.3 million loan facility
In November 2019, we refinanced our $284.0 million loan facility that financed 15 vessels and was scheduled to mature in December 2019. A $155.3 million term loan facility was entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $284.0 million facility. In connection with this refinancing, we prepaid the outstanding debt under the $284.0 million facility of $155.4 million. This facility bears interest of LIBOR plus a margin of 210 basis points. Repayments are made on a quarterly basis from first quarter of 2020 onward. All tranches under the facility mature in fourth quarter of 2024, with a balloon payment of in total $56.5 million. During 2022, $50.7 million (2021: $20.8 million) was repaid, which included repayment of debt in connection to the sale of Golden Endeavour, Golden Empress, Golden Enterprise, Golden Cecilie and Golden Cathrine, amounting to $41.1 million. There was no available undrawn amount. The facility was refinanced in 2023 with the new $250.0 million credit facility (please see Note 30, "Subsequent Events" for more information about the new facility).

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of LIBOR plus a margin of 225 basis points. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $52.4 million. During 2022, $17.5 million (2021: $18.6 million) was repaid, which included repayment of debt in connection to the sale of Golden Ice and Golden Strength, amounting to $11.4 million. There was no available undrawn amount.

$420.0 million term loan facility
In June 2014, we entered into a term loan facility of up to $420.0 million, dependent on the market values of the vessels at the time of draw down, consisting of 14 tranches of up to $30.0 million to finance, in part, 14 newbuilding vessels. Each tranche is repayable by quarterly installments based on a 20-years profile from the delivery date of each vessel and all amounts outstanding shall be repaid on June 30, 2020. The facility has an interest rate of LIBOR plus a margin of 250 basis points. In January 2016, following an accelerated repayment to comply with the minimum value covenant as of December 31, 2015, the quarterly repayment schedule was amended to $5.2 million, in total, for all 14 tranches.

In February 2019, we extended our $420 million term loan facility for 14 vessels by three years from June 2020 to June 2023 at LIBOR plus a margin of 250 basis points and upsized the facility to partially finance the installation of scrubbers on up to 11 vessels. Each scrubber installation was financed with up to $3 million in a separate tranche to be repaid over three years, commencing January 1, 2020.

In May 2022, we fully repaid the outstanding amounts under the $420.0 million term loan facility and drew down on the new $275.0 million term loan and revolving credit facility described above. In total, during 2022, $280.4 million was repaid (2021: $29.6 million).

$425.0 million senior secured post-delivery term loan facility
In February 2015, we entered into a senior secured post-delivery term loan facility of up to $425.0 million, depending on the market values of the vessels at the time of draw down, to partially finance 14 newbuilding vessels. The loan bore interest at LIBOR plus a margin of 220 basis points.
In November 2020, we fully repaid the outstanding amounts under the $425.0 million credit facility and drew down on the $304.0 million term loan and revolving credit facility. In total, during 2020, $322.5 million was repaid.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 135% of the loan outstanding, depending on the facility (for $175 million and $275 million loan facilities, the value should not fall below 130%. For $260 million lease financing, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $61.3 million of cash and cash equivalents as of December 31, 2022 (December 31, 2021: $69.5 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2022 and December 31, 2021, we were in compliance with our covenants.

Deferred charges
Debt issuance costs of $10.7 million as of December 31, 2022 (2021: $11.4 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2022 is repayable as follows:

(in thousands of $)
2023	92,865
2024	274,101
2025	277,443
2026	116,610
2027	187,870
Thereafter	182,617
Total U.S. dollar denominated floating rate debt	1,131,506
Deferred charges	(10,650)
Total debt	1,120,856

Assets pledged
As of December 31, 2022, 74 vessels (2021: 81 vessels) with an aggregate carrying value of $2,665.8 million (2021: $2,880.3 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related to our floating rate debt (LIBOR credit margin or LIBOR adjusted credit margin for SOFR facility) as of December 31, 2022 and 2021 was 2.01% and 2.21%, respectively.

22. ACCRUED EXPENSES

(in thousands of $)	2022	2021
Voyage expenses	18,197	11,204
Ship operating expenses	16,106	17,968
Administrative expenses	3,682	4,570
Tax expenses	381	394
Interest expenses	5,022	4,433
Total accrued expenses	43,388	38,569

23. OTHER CURRENT LIABILITIES

(in thousands of $)	2022	2021
Deferred charter revenue	29,153	34,626
Payroll and employee tax	653	654
Bunker obligations on time charter out contracts	3,652	1,523
Other current liabilities	36	462
Total other current liabilities	33,494	37,265

24. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2022	2021
Interest rate swaps	32,858	2,608
Foreign currency swaps	—	71
Bunker derivatives	265	—
Forward freight agreements	—	—
Asset Derivatives - Fair Value	33,123	2,679

(in thousands of $)	2022	2021
Interest rate swaps	—	10,364
Foreign currency swaps	10	—
Bunker derivatives	1,303	—
Forward freight agreements	—	—
Liability Derivatives - Fair Value	1,313	10,364

During 2022, 2021 and 2020, the following were recognized and presented under “Gain (loss) on derivatives” in the consolidated statement of comprehensive income:

(in thousands of $)		2022	2021	2020
Interest rate swaps	Interest income (expense)	(466)	(8,349)	(5,030)
	Unrealized fair value gain (loss)	40,614	19,802	(19,868)
Foreign currency swaps	Realized gain (loss)	(194)	60	71
	Unrealized fair value gain (loss)	113	(257)	519
Forward freight agreements	Realized gain (loss)	(579)	18,969	10,207
	Options	—	—	(1,313)
Bunker derivatives	Realized gain (loss)	1,518	410	(2,193)
	Unrealized fair value gain (loss)	(1,038)	(170)	157
		39,968	30,465	(17,450)

25. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2022	2021	2020
300 million common shares in 2022 and 2021 and 200 million common shares in 2020 with $0.05 par value	15,000	15,000	10,000

In March 2021, at our annual general meeting ("AGM"), the shareholders approved to increase our authorized share capital from $10,000,000 divided into 200,000,000 common shares of $0.05 par value to $15,000,000 divided into 300,000,000 common shares of $0.05 par value. In May 2021, at our AGM, our shareholders approved a reduction of the Additional Paid in Capital account,. As a result, $350.7 million in additional paid in capital was reclassified to contributed surplus in 2021.

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2022	2021	2020
Issued shares: Balance at start of year	201,190,621	144,272,697	144,272,697
- Shares issued	—	56,917,924	—
- Issue of consideration shares to Hemen	—	—	—
- Settlement of options	—	—	—
Issued shares: Balance at the end of year	201,190,621	201,190,621	144,272,697

Outstanding number of shares: Balance at start of year	200,435,621	143,327,697	143,277,697
- Shares issued	—	56,917,924	—
- Repurchases of shares	(400,000)	—	—
- Distribution of treasury shares	450,000	190,000	50,000
Outstanding number of shares: Balance at end of year	200,485,621	200,435,621	143,327,697

In 2022, we acquired an aggregate of 400,000 of our own shares, in open market transactions under our 2022 share buy-back program. The shares were acquired on the OSE and on NASDAQ at an aggregate purchase price of $3.3 million. The Company did not acquire any of its own shares in 2021 and 2020. As of December 31, 2022 the Company held 705,000 treasury shares out of which 400,000 were repurchased under the 2022 share buy-back program and 305,000 were repurchased under the 2019 share buy-back program (December 31, 2021: 755,000 treasury shares, December 31, 2020: 945,000 treasury shares).

In 2022, 450,000 share options held by the management were exercised. We settled the options by distributing the same amount of treasury shares acquired as part of 2019 share buy-back program, and recorded a loss of $1.7 million in the equity statement. In the year ended December 31, 2021, we issued 190,000 shares in connection with our 2016 share option plan (the "2016 Plan"). We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

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

In 2022, 2021 and 2020, we paid $471.7 million, $320.7 million and $7.2 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $2.35, $1.60 and $0.05. Refer to Note 30, "Subsequent Events", for any subsequent dividend declarations.

As of December 31, 2022, 200,485,621 common shares were outstanding (December 31, 2021: 200,435,621 common shares, December 31, 2020: 143,327,697 common shares), which includes an adjustment for treasury shares in 2022, 2021 and 2020 of 705,000, 755,000 and 945,000, respectively.

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

On November 10, 2016, the Board approved the issue of 700,000 share options to senior management in accordance with the terms of the 2016 Plan at an exercise price of $4.20, adjusted for any distribution of dividends made before the relevant options are exercised. The share options have a five years term and vest over a three years period equally at a rate of 1/3 of the number of share options granted on each annual anniversary of the date of grant, subject to the option holder continuing to provide services to the Company from the grant date through the applicable vesting date. As of December 31, 2022, there were no options vested and outstanding for this grant.

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

•Expected Forfeitures (6)	We expect that there will be no or very limited forfeitures of non-vested shares options during the terms. This is in line with our historical experience.

The following table summarizes the option activity for the year ended December 31, 2022 and 2021:

	Number of options		Weighted Average Exercise Price*	Weighted Average Grant date Fair Value
	Management	Total
Total Outstanding as of December 31, 2020	1,200,000	1,290,000	$5.17	$1.63
Granted during 2021	—	—	—	—
Exercised during 2021	100,000	190,000	$3.35	$2.47
Forfeited during 2021	—	—	—	—
Exercisable as of December 31, 2021	300,000	300,000	$3.80	$2.06
Outstanding as of December 31, 2021 - Unvested	800,000	800,000	$6.88	$1.65
Total Outstanding as of December 31, 2021	1,100,000	1,100,000	$6.04	$1.76
Granted during 2022	—	—	—	—
Exercised during 2022	450,000	450,000	$3.97	$1.77
Forfeited during 2022	—	—	—	—
Exercisable as of December 31, 2022	150,000	150,000	$4.84	$1.39
Outstanding as of December 31, 2022 - Unvested	500,000	500,000	$6.70	$1.25
Total Outstanding as of December 31, 2022	650,000	650,000	$6.27	$1.28
•not adjusted for dividends

As of December 31, 2022 and 2021, outstanding vested options amounted to 150,000 and 300,000, respectively.

The following table summarizes certain information about the options outstanding as of December 31, 2022 and 2021:

	Options Outstanding and Unvested, December 31, 2022			Options Outstanding and Exercisable, December 31, 2022
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$6.70	500,000	$6.70	2.55	150,000	$4.84	2.79

	Options Outstanding and Unvested, December 31, 2021			Options Outstanding and Exercisable, December 31, 2021
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$6.88	800,000	$6.88	3.55	300,000	$3.80	3.55

For the year ended December 31, 2022 and 2021 the share based compensation was $0.6 million and $0.6 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2022 and 2021, we settled the exercise of 450,000 and 190,000 share options, respectively, by distributing the same amount of treasury shares.

As of December 31, 2022 and 2021, the estimated cost relating to non-vested share options not yet recognized was $0.3 million and $0.9 million respectively.

27. RELATED PARTY TRANSACTIONS

We transact business with the following related parties, consisting of companies in which Hemen and companies associated with Hemen have a significant interest: Frontline plc and its subsidiaries (referred to as "Frontline"), SFL, Seatankers Management Co. Ltd and companies affiliated with it (referred to as "Seatankers") and Front Ocean Management AS. We may also transact business with our associated companies.

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 10, "Operating Leases", and Note 18, "Finance Leases", for additional information related to these contracts.

The management agreement with SFL was terminated in July 2021 and we are no longer the commercial manager for SFL vessels as of December 31, 2022. In the first six months of 2021, we were the commercial manager for eight (full 2020: 9) dry bulk and 16 (full 2020: 16) container vessels owned and operated by SFL. Pursuant to the management agreements in 2021, we received $125 per day per vessel for managing four of the eight dry bulk vessels, $75 per day per vessel for managing three of the eight dry bulk vessels and $37.5 per day per vessel for managing the remaining one dry bulk vessels (2020: $125 per day for four, $75 per day for three and $37.5 per day for the remaining two) and $75 per day per vessel for managing the 16 container vessels (2020: $75 per day per vessel for managing the 16 container vessels, 2019: $75 per day per vessel for managing the 14 container vessels).

Seatankers
We are the commercial manager of 10 (2021: 12) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2021: $125, 2020: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short-term time charters.

Capesize Chartering

With reference to Note 2, "Summary of Significant Accounting Policies", several of our Capesize vessels operated under a pool arrangement for Capesize vessels with CCL in 2021 and 2020. In August 2021 we announced termination of our relationship with CCL and all vessels exited the CCL pool in 2021. During 2021, 34 of our Capesize and Newcastlemax vessels that traded in the CCL pool contributed with an average of 256 days per vessel.

United Freight Carriers
With reference to Note 20, "Equity Method Investments", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 20, "Equity Method Investments", in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan bears interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.35 million and interest of $0.3 million. Remaining subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in the first quarter of 2022 and there is no outstanding balance as of December 31, 2022. Total repayment amounted to $5.6 million, which included principal amount of $5.35 million and interest of $0.2 million.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $2.0 million in the year ended December 31, 2022 (December 31, 2021: $13.3 million).

TFG Marine
With reference to Note 20, "Equity Method Investments", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $202.0 million to TFG Marine in relation to bunker procurement in 2022 (2021: $174.3 million) and $9.2 million remains due as of December 31, 2022 (December 31, 2021: $6.6 million). Upon purchase, bunkers were recorded as assets on the Consolidated Balance Sheet and, once consumed during voyage charter, were expensed using first-in, first-out basis. Practically it is not possible to accurately split out P&L related party voyage expense, and a such we have not summarized voyage expenses charged by related party in the table below.

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply agreement with TFG Marine from $20.0 million to $30.0 million. As of December 31, 2022, there are no exposures under this guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2022.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $26,714 per vessel (2021: $27,375 per vessel). This fee is subject to annual review. Frontline Management is also our newbuilding supervisor and charges us for costs incurred in relation to the supervision.

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

A summary of net amounts charged by related parties in 2022, 2021 and 2020 is as follows:

(in thousands of $)	2022	2021	2020
Frontline	3,902	4,171	3,216
SFL	30,914	42,911	38,459
Seateam	—	—	2,552
Seatankers	8,756	27,978	31,955
CCL	395	2,028	23
Front Ocean Management AS	1,781	—	—
	45,748	77,088	76,205

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, settlement with CCL, interest costs and technical supervision fees.
A summary of net amounts charged to related parties in 2022, 2021 and 2020 is as follows:

(in thousands of $)	2022	2021	2020
Frontline	—	52	—
SFL	96	468	957
Seatankers	486	817	954
Northern Drilling	—	38	50
SwissMarine	2,033	13,281	19,528
CCL	—	—	2,965
	2,615	14,656	24,454

Net amounts charged to related parties mainly comprise commercial management and general management fees and settlement with CCL.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2022	2021	2020
Time charter revenues	2,033	13,281	19,528
Other revenues	582	1,375	1,961
Other operating income (expenses)	(413)	(2,008)	2,965
Ship operating expenses[1]	(4,916)	(9,313)	(11,574)
Charter hire expenses[2]	(37,328)	(60,885)	(63,468)
Administrative expenses	(2,636)	(1,487)	(1,163)
Interest on credit facilities	—	(3,395)	—
	(42,678)	(62,432)	(51,751)

(1) Excluding newbuilding supervision fee of $0.5 million, which was capitalized as part of newbuildings
(2) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2022 and 2021 is as follows:

(in thousands of $)	2022	2021
Frontline	1,506	2,604
UFC	497	—
SwissMarine	—	281
Seatankers	352	5,751
Credit loss allowance	(21)	(21)
	2,334	8,615

A summary of short-term balances owed to related parties as of December 31, 2022 and 2021 is as follows:

(in thousands of $)	2022	2021
CCL	40	2,378
TFG Marine	9,219	6,563
Other	233	4,993
	9,492	13,934

As of December 31, 2022 and December 31, 2021, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 10, "Operating Leases", and Note 18, "Finance Leases", for additional information.

We have periodically issued share options as disclosed in Note 26, "Share Options", of these consolidated financial statements.

28. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2022, we have interest rate swaps whereby the floating rate (3-months LIBOR) on a notional principal amount of $500 million (December 31, 2021: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counterparties are unable to perform under the swap contracts but this risk is considered remote as the counterparties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as of December 31, 2022 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating, pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating, pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating, pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating, pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating, pay fixed	50,000	March 2020	March 2027	0.74%
Receiving floating, pay fixed	50,000	April 2022*	December 2027	2.17%
Receiving floating, pay fixed	50,000	July 2022*	September 2030	1.77%
	500,000
*SOFR-based forward-looking swaps: first payment date for the interest rate swaps is September 2024.

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

As of December 31, 2022, we had long positions through FFA of net 735 days with maturity in 2023.
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

As of December 31, 2022, we had outstanding bunker swap agreements for about 26.8 thousand metric tonnes. As of December 31, 2021, we had no outstanding bunker swap agreements.

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

As of December 31, 2022, we had contracts to swap USD to NOK for a notional amount of $0.2 million. As of December 31, 2021, we had contracts to swap USD to NOK for a notional amount of $2.4 million.

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

The carrying value and estimated fair value of our financial instruments as of December 31, 2022 and December 31, 2021 are as follows:

		2022	2022	2021	2021
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	134,784	134,784	197,032	197,032
Restricted cash	1	3,289	3,289	12,985	12,985
Marketable securities	1	2,187	2,187	1,684	1,684
Related party shareholder loans	2	837	837	6,187	6,187
Derivative assets	2	33,123	33,123	2,679	2,679
Liabilities
Long-term debt - floating	2	1,131,506	1,131,506	1,273,723	1,273,723
Derivative liabilities	2	1,313	1,313	10,364	10,364

There have been no transfers between different levels in the fair value hierarchy in 2022 and 2021.

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

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2022, the value of Golden Ice, Golden Cecilie, Golden Cathrine, Golden Empress, Golden Enterprise and Golden Endeavour, two Ultramax vessels and four Panamax vessels sold to unrelated third parties in 2022, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements.

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

During the year ended December 31, 2021, the values of Golden Saguenay, Golden Opportunity and Golden Endurer, all Panamax vessels sold in 2021 to unrelated parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements.

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

As of December 31, 2022, we have seven vessels held under finance lease and two vessels held under operating lease. Refer to Note 10, "Operating Leases", and Note 18, "Finance Leases", for additional information.

We sold eight vessels to SFL in 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2022, we had ten Kamsarmax vessels under construction. Total outstanding contractual commitments of $255.6 million are due by the fourth quarter of 2024, out of which $159.0 million are due in 2023.

As of December 31, 2022, the Company had committed to install scrubbers on three vessels with an estimated remaining financial commitment of $1.2 million, excluding installation costs.

As of December 31, 2022, we had firm commitments to install ballast water treatment systems with an estimated financial commitment, excluding installation costs, of $1.0 million.

With reference to Note 20, "Equity Method Investments", we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under the bunker supply arrangement with TFG Marine from $20 million to $30 million. As of December 31, 2022, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2022.

30. SUBSEQUENT EVENTS

In January 2023, the Panamax vessel Golden Strength was delivered to its new owner and we expect to record a gain of approximately $2.7 million in the first quarter of 2023.

In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance a $93.75 million credit facility, $131.79 million credit facility and $155.3 million credit facility with total outstanding debt balance of $230.4 million as of December 31, 2022. The new financing has an interest rate of SOFR plus 185 basis points.

In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million, in addition to dividends of $4.9 million related to 2022.

On February 16, 2023, we announced a cash dividend of $0.20 per share in respect of the fourth quarter of 2022, which was paid on or about March 9, 2023, to shareholders of record on February 28, 2023. Shareholders holding the Company’s shares through Euronext VPS received this cash dividend later, on or about March 13, 2023.

In February 2023, we signed agreements for the acquisition of six scrubber fitted Newcastlemax vessels from an unrelated third party for a total consideration of $291.0 million. The transaction is expected to be closed by June 2023. The vessels have an average age of around 2.5 years and will be chartered back to the seller for a period of approximately 36 months at an average fixed net TCE rate of $21,000 per day. In March 2023, we entered into a $233.0 million two-year credit facility to part finance the transaction. The facility has an interest of SOFR plus a margin of 190 basis points per annum. The remaining part of acquisition price will be financed with cash on hand.