Form 20-F
period 2023-12-31
Golden Ocean Group Ltd
filed 2024-03-20
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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

199,628,293 Common Shares, Par Value $0.05 Per Share

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
•inflationary pressures and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates;
•fluctuations in currencies;
•acts of piracy on ocean-going vessels, public health threats, terrorist attacks and international hostilities and political instability;
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the developments in the Ukraine region and in the Middle East, including the conflicts in Israel and Gaza, and the Houthi attacks in the Red Sea;
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
•the length and severity of epidemics and pandemics and governmental responses thereto and the impact on the demand for seaborne transportation in the dry bulk sector;
•impacts of supply chain disruptions and market volatility surrounding the impacts of the Russian-Ukrainian conflict and the developments in the Middle East;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•the potential for shareholders to not be able to bring a suit against us or enforce a judgement obtained against us in the United States;
•our treatment as a "passive foreign investment company" by U.S. tax authorities;
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
•Capesize, which are vessels with carrying capacities of between 105,000 dwt and 200,000 dwt; and
•Panamax (including Kamsarmax), which are vessels with carrying capacities of between 65,000 and 105,000 dwt.

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in U.S. dollars.

A.  [RESERVED]

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in international dry bulk shipping. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 20, 2024.

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

Dry bulk market conditions remained volatile in 2023, reflecting the impact of a broad economic slowdown, easing of port congestions, the armed conflicts between Russia and Ukraine and between Israel and Hamas and other geopolitical conflicts. Dry bulk rates stabilized in the second half of 2023 as demand has stabilized and tonne-miles have increased, on the back of strong Chinese imports. Towards the end of 2023, we witnessed strengthening in dry bulk rates which has continued in 2024.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline which may require us to record an impairment charge in our consolidated financial statements, which in turn could adversely affect our financial results. In 2023, 2022 and 2021, we have not had any impairment losses on our owned or leased assets. Further, because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the years ended December 31, 2023 and 2021, we recorded impairment losses of $11.8 million and $4.2 million, respectively, related to sales of vessels. No impairment loss was recorded during the year ended December 31, 2022.

Factors that influence demand for vessel capacity include:

•Supply of and demand for and seaborne transportation of energy resources, commodities, and semi-finished and finished consumer and industrial products;
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
•global and regional economic and political conditions, armed conflicts, including the conflicts between Russia and Ukraine and between Israel and Hamas and fluctuations in industrial and agricultural production;
•disruptions and developments in international trade, including the increased vessel attacks and piracy in the Red Sea in connection with the conflict between Israel and Hamas;
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
•weather and natural disasters;
•currency exchange rates, most importantly versus USD; and
•economic slowdowns caused by public health events.

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
•scrapping of older vessels;
•speed of vessel operation;
•vessel casualties;
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency;
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

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance costs, insurance coverage costs, the efficiency, sophistication and age profile of the existing dry bulk fleet in the market, and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions.
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
Chinese dry bulk imports have accounted for the majority of global dry bulk transportation growth annually over the last decade. Accordingly, our financial condition and results of operations, as well as our future prospects, would likely be hindered by an economic downturn in any of these countries or geographic regions. While global economic activity levels led by China generally stabilized towards the last quarter of 2023, the outlook for China remains uncertain and dependent on recovery of Chinese economy, including a recovery in the real estate sector, and the extent of trade tensions between the United States and China. It is unknown whether and to what extent tariffs (or other laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition, and results of operations. Additionally, the outlook for the rest of the world remains uncertain and are dependent on inflation and present geopolitical stability, including the conflicts between Russia and Ukraine and between Israel and Hamas.

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

Continuing concerns over inflation, rising interest rates, energy costs, geopolitical issues, including the conflicts between Russia and Ukraine and between Israel and Hamas and the availability and cost of credit have contributed to increased volatility and diminished expectations for the economy and the markets going forward. These factors, combined with volatile oil prices, declining business and consumer confidence, have precipitated fears of a possible economic recession. Domestic and international equity markets continue to experience heightened volatility and turmoil. The weakness in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping.

An over-supply of dry bulk vessel capacity may lead to reductions in charter hire rates, vessel values and profitability.
Historically, over the past few years, the supply of dry bulk vessels has outpaced vessel demand growth, thereby causing downward pressure on charter rates. In such cases, if the supply of dry bulk vessels is not fully absorbed by the market, charter rates and value of the vessels may have a material adverse effect on our results of operations, our ability to pay dividends and our compliance with current or future covenants in any of our agreements.
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

Our operations outside the United States expose us to global risks, such as political instability, terrorist or other attacks, war, international hostilities, economic sanctions restrictions, and global public health concerns, which may affect the seaborne transportation industry and adversely affect our business.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, such as COVID-19, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the decreasing real estate values in China.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, Black Sea and in connection with the recent attacks by the Houthi movement in the Red Sea following the recent conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

In 2022 and 2023, US and several European leaders announced various economic sanctions against Russia in connection with the aforementioned conflicts in the Ukraine region, which may adversely impact our business.

The United States Department of the Treasury’s Office of Foreign Assets Control ("OFAC") administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities by the United States or other countries against countries in the Middle East, Asia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of the current conflict between Israel and Hamas.

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

Chinese administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms. Accordingly, it may be more difficult to evaluate the outcome of administrative and court proceedings than in more developed legal systems and to ensure the level of legal protection we enjoy elsewhere. For example, we enter into charters with Chinese customers, which may be subject to new regulations in China. We may, therefore, be required to incur new or additional compliance or other administrative costs, and pay new taxes or other fees to the Chinese government. Although the charters we enter into with Chinese counterparties are not governed by Chinese law, we may have difficulties enforcing a judgment rendered by an arbitration tribunal or by an English or U.S. court (or other non-Chinese court) in China.

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
None of our vessels called on ports located in countries or territories that are the subject of country-wide or territory-wide sanctions or embargoes imposed by the U.S. government or other applicable governmental authorities ("Sanctioned Jurisdictions") in 2023 in violation of applicable sanctions or embargo laws. Although we intend to maintain compliance with all applicable sanctions and embargo laws , and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in Sanctioned Jurisdictions on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S. and EU have both enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may in the future become the subject of sanctions imposed by the United States, EU and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries, have imposed significant economic sanctions which may adversely affect our ability to operate in the region and also restrict parties whose cargo we carry.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2023, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.
Compliance with safety and other vessel requirements imposed by classification societies may require additional investments and could reduce our net cash flows and net income.
A classification society authorized by the country of registry of a commercial vessel must certify such vessel as being "in class" and safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules, or "the Rules", which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping and Det Norske Veritas).
Additionally a vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. Alternatively, a vessel's machinery may be placed on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. We expect our vessels to be on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Our vessels also undergo inspections with a view towards compliance under the Ship Inspection Report Programme (SIRE) and the United States Coast Guard (USCG) requirements, as applicable.
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

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gases ("GHG") emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the "EU ETS"). As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU/EEA and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. This regulation will be applicable to our entire Fleet (as defined below) as from January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company; when the vessel is under a time charter contract, the Company will typically be reimbursed for the purchase of emission allowances by the charterer. On December 18, 2022, the Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified carbon emissions from 2024, 70% for 2025 and 100% for 2026. Compliance with the EU ETS will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s Fit-for-55, could also affect our financial position in terms of compliance and administration costs when they take effect.

In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. FuelEU Maritime is entering into force from January 1, 2025, it will increase the share of renewable and low-carbon fuels in the fuel mix of international maritime transport in the European Union.

These requirements and any passage of additional climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of GHGs could require us to make significant financial expenditures, including the installation of pollution controls and the purchase of emissions credits, as well as have other impacts on our business or operations, that we cannot predict with certainty at this time. While we have installed scrubbers on 41 vessels in our fleet pursuant to IMO sulfur cap regulations, we may be required in the future to expend more capital to modify, upgrade or replace vessels as a result of new climate GHG related rules and regulations. While IMO has set specific targets for 2030 and 2050 within the scope of its GHG strategy, currently only short-term measures have been adopted thus far, which we do not believe at this time will require material capital expenditures. Should additional medium-term measures be adopted and come into force, including market based measures to put a price on carbon, we may need to incur additional capital expenditures to comply with the relevant GHG emission regulations. Even in the absence of climate control legislation and regulations, our business and operations may be materially affected to the extent that climate change results in sea level changes or more intense weather events.

Increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our ESG policies may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and in recent years have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Additionally, we may face increasing pressures from investors, lenders and other market participants, who are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. Certain investors and lenders may exclude transportation companies, such as us, from their investing portfolios altogether due to environmental, social and governance factors. Companies which fail to adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have failed to respond appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage, costs related to litigation, and the business, financial condition, and/or stock price of such a company could be materially and adversely affected.

In February 2021, the Acting Chair of the U.S. Securities and Exchange Commission (the "SEC") issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the "Task Force"). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and proposed new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On

May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of "greenwashing" (i.e., making unfounded claims about one's ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies. On March 6, 2024, the SEC adopted final rules to require registrants to disclose certain climate-related information in SEC filings of all public companies. The final rules require companies to disclose, among other things: material climate-related risks; activities to mitigate or adapt to such risks; information about the registrant's board of directors' oversight of climate-related risks and management’s role in managing material climate-related risks; and information on any climate-related targets or goals that are material to the registrant's business, results of operations, or financial condition. Further, to facilitate investors' assessment of certain climate-related risks, the final rules require disclosure of Scope 1 and/or Scope 2 greenhouse gas (GHG) emissions on a phased-in basis when those emissions are material; the filing of an attestation report covering the required disclosure of such registrants’ Scope 1 and/or Scope 2 emissions, also on a phased-in basis; and disclosure of the financial statement effects of severe weather events and other natural conditions including, for example, costs and losses. The final rules include a phased-in compliance period for all registrants, with the compliance date dependent on the registrant’s filer status and the content of the disclosure. However, on March 15, 2024, the U.S. Court of Appeals for the Fifth Circuit granted an administrative stay on the SEC's recent climate disclosure rule.

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

Many environmental requirements are designed to reduce the risk of pollution and our compliance with these requirements could be costly. For example, Annex VI of the International Convention for the Prevention of Marine Pollution from Ships ("MARPOL"), which instituted a global 0.5% (lowered from 3.5% as of January 1, 2020) sulfur cap on marine fuel consumed by a vessel, unless the vessel is equipped with a scrubber As of March 20, 2024, 41 of our vessels have been equipped with scrubbers to comply with this change in regulation ("Scrubber Program") and as of January 1, 2020, we have transitioned to burning IMO compliant fuels in our non-scrubber equipped vessels as necessary.

In addition, regulations relating to ballast water discharge may adversely affect our revenues and profitability. The International
Maritime Organization (the "IMO") has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel's ballast water. Depending on the date of the International Oil Pollution Prevention (the "IOPP") renewal survey, existing vessels constructed before September 8, 2017, must comply with the updated D-2 standard on or after September 8, 2019. For most vessels, compliance with the D-2 standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are to comply with the D-2 standards upon delivery. We currently do not have vessels in our fleet constructed prior to September 8, 2017 that do not have ballast water management systems installed, however, the ballast water treatment systems ("BWTS") need to be upgraded on several of our vessels, and we expect to incur costs of approximately $4.8 million in 2024.

Furthermore, United States regulations are currently changing. Although the 2013 Vessel General Permit (''VGP'') program and U.S. National Invasive Species Act (''NISA'') are currently in effect to regulate ballast discharge, exchange and installation, the Vessel Incidental Discharge Act (''VIDA''), which was signed into law on December 4, 2018, requires that the U.S. Environmental Protection Agency ("EPA") develop national standards of performance for approximately 30 discharges, similar to those found in the VPG within two years. On October 26, 2020, the EPA published a Notice of Proposed Rulemaking for Vessel Incidental Discharge National Standards of Performance under VIDA. On October 18, 2023, the EPA published a supplemental notice of the proposed rule sharing new ballast water data received from the U.S. Coast Guard ("USCG") and providing clarification on the proposed rule. The public comment period for the proposed rule ended on December 18, 2023. Once EPA finalizes the rule (possibly by Fall 2024), USCG must develop corresponding implementation, compliance and enforcement regulations regarding ballast water within two years. The new regulations could require the installation of new equipment, which may cause us to incur substantial costs.

Please see "Item 4. Information on the Company—B. Business Overview—Environmental and Other Regulations in the Shipping Industry" for a discussion of the environmental and other regulations applicable to us.

If we fail to comply with international safety regulations, we may be subject to increased liability, which may adversely affect our insurance coverage and may result in a denial of access to, or detention in, certain ports.

The operation of our vessels is affected by the requirements set forth in the IMO's International Safety Management Code (the "ISM Code"). The ISM Code requires shipowners, ship managers and bareboat charterers to develop and maintain an extensive

"Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. If we fail to comply with the ISM Code, we may be subject to increased liability, or may invalidate existing insurance or decrease available insurance coverage for our affected vessels, and such failure may result in a denial of access to, or detention in, certain ports. The U.S. Coast Guard and European Union authorities enforce compliance with the ISM and International Ship and Port Facility Security Code (the "ISPS Code"), and prohibit non-compliant vessels from trading in U.S. and European Union ports. This could have a material adverse effect on our future performance, results of operations, cash flows and financial position. Given that the IMO continues to review and introduce new regulations, it is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

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

Please see "Item 4. Information on the Company - B. Business Overview - Environmental and Other Regulations in the Shipping Industry" for a discussion of the environmental and other regulations applicable to us.

Developments in safety and environmental requirements relating to the recycling of vessels may result in escalated and unexpected costs.

The 2009 Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (the "Hong Kong Convention"), aims to ensure ships, being recycled once they reach the end of their operational lives, do not pose any unnecessary risks to the environment, human health and safety. In June 2023, the Hong Kong Convention was ratified by the required number of countries, and thus will enter into force in June 2025. Upon the Hong Kong Convention's entry into force, each ship sent for recycling will have to carry an inventory of its hazardous materials. The hazardous materials, whose use or installation are prohibited in certain circumstances, are listed in an appendix to the Hong Kong Convention. Ships will be required to have surveys to verify their inventory of hazardous materials initially, throughout their lives and prior to the ship being recycled.

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

Acts of piracy and attacks on ocean-going vessels could adversely affect our business.

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Gulf of Aden and the Red Sea. Piracy continues to occur in the Gulf of Aden, off the coast of Somalia, and increasingly in the Gulf of Guinea. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Furthermore, the recent Houthi seizures and attacks on commercial vessels in the Red Sea and the Gulf of Aden have impacted the global economy as some companies have decided to reroute vessels to avoid the Suez Canal and Red Sea. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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
•the types, sizes, sophistication and ages of vessels, including as compared to other vessels in the market;
•the prevailing level of charter rates;
•the need to upgrade secondhand and previously owned vessels as a result of environmental, safety, regulatory or charterer requirements; and
•technological advances in vessel design, capacity, propulsion technology and fuel consumption efficiency.

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2023 and 2021, we recorded impairment losses of $11.8 million and $4.2 million, respectively, related to the sales of vessels. There were no impairment losses recorded in 2022 related to the sales of vessels. The carrying values of our owned and leased vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for owned vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. There were no impairment losses recorded in 2023, 2022 or 2021 for owned and leased vessels. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.
We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.
As of December 31, 2023, 78 of the 91 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable time rate charters, and we are therefore exposed to fluctuations in spot market charter rates. We may also employ any additional vessels that we acquire to take delivery of in the spot market.

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

As of December 31, 2023, we had $1,380.7 million of outstanding indebtedness under our credit facilities and debt securities, of which $109.3 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

The operation of dry bulk vessels and international seaborne transportation of dry bulk cargoes is extremely competitive. Competition is intense and can depend on factors such as price, location, size, age, condition and the acceptability of the vessel and its operators to the charterers. Through our operating subsidiaries, we compete with other vessel owners, and, to a lesser extent, owners of other size vessels.
The dry bulk market is also highly fragmented. Due in part to this, competitors with greater resources could enter the dry bulk shipping industry and operate larger fleets through consolidations or acquisitions and may be able to offer lower charter rates and higher quality vessels than we are able to offer. As a result, we cannot assure you that we will be successful in finding continued timely employment of our existing vessels, which could adversely affect our results of operations and financial position.

We are subject to certain risks with respect to our counterparties on contracts, and failure of such counterparties to meet their obligations could cause us to suffer losses or otherwise adversely affect our business.

We have entered, and may enter in the future, into various contracts that are material to the operation of our business, including charter parties with our customers, loan agreements with our lenders, and vessel management, pooling arrangements, newbuilding contracts and other agreements with other entities, all of which subject us to counterparty risks. The ability and willingness of each of the counterparties to perform its obligations under a contract with us or contracts entered into on our behalf will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the shipping sector, the overall financial condition of the counterparty, charter rates received for our vessels and the supply and demand for commodities. Should a counterparty fail to honor its obligations under any such contract or attempt to negotiate our agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations, cash flows, ability to pay dividends to holders of our common shares in the amounts anticipated or at all and compliance with covenants in our secured loan agreements. Charterers are sensitive to the commodity markets and may be impacted by market forces affecting commodities and/or uncertain industry conditions. In depressed market conditions, charterers may have incentive to renegotiate their charters or default on their obligations under charters. Should a charterer in the future fail to honor its obligations under agreements with us, it may be difficult to secure substitute employment for such vessel, and any new charter arrangements we secure on the spot market or on charters may be at lower rates, depending on the then existing charter rate levels, compared to the rates currently being charged for our vessels. In addition, if the charterer of a vessel in our fleet that is used as collateral under one or more of our loan agreements defaults on its charter obligations to us, such default may constitute an event of default under our loan agreements, which may allow the bank to exercise remedies under our loan agreements. Although we assess the creditworthiness of our counterparties, a prolonged period of difficult industry conditions could lead to changes in a counterparty’s financial condition and increase our exposure to credit risk and bad debts. In addition, we may offer extended payment terms to our customers in order to secure contracts, which may lead to more frequent collection issues and adversely affect our financial results and liquidity.

Volatility of SOFR rates under our financing agreements could affect our profitability, earnings and cash flow.
As certain of our current financing agreements have, and our future financing arrangements may have, floating interest rates, typically based on the Secured Overnight Financing Rate (SOFR), movements in interest rates could negatively affect our financial performance.
In order to manage our exposure to interest rate fluctuations under SOFR or any other variable interest rate, we have and may from time to time use interest rate derivatives to effectively fix some of our floating rate debt obligations. No assurance can however be given that the use of these derivative instruments, if any, may effectively protect us from adverse interest rate movements. The use of interest rate derivatives may affect our results through mark to market valuation of these derivatives. Also, adverse movements in interest rate derivatives may require us to post cash as collateral, which may impact our free cash position. Volatility in applicable interest rates among our financing agreements presents a number of risks to our business, including potential increased borrowing costs for future financing agreements or unavailability of or difficulty in attaining financing, which could in turn have an adverse effect on our profitability, earnings and cash flow.
Certain of our directors, executive officers and major shareholders may have interests that are different from the interests of our other shareholders.
C.K. Limited is the trustee of two trusts (the "Trusts") that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,090,603 of our common shares, representing 39.6% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Please see "Item 7. Major Shareholders and Related Party Transactions - A. Major Shareholders."

Hemen is also a principal shareholder of a number of other large publicly traded and private companies involved in various sectors of the shipping and oil services industries (the "Hemen Related Companies"). In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mr. Stonex, also serve on the boards of one or more of the Hemen Related Companies, including but not limited to, Frontline plc (NYSE:FRO) ("Frontline"), SFL Corporation Ltd. (NYSE:SFL) ("SFL"), Archer Limited (OSE:ARCHER) ("Archer"), Avance Gas Holding Ltd. (OSE:AGAS) ("Avance") and Flex LNG Ltd. (OSE:FLNG) ("FLEX"). There may be real or apparent conflicts of interest with respect to matters affecting Hemen and other Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

To the extent that we do business with or compete with other Hemen Related Companies for business opportunities, prospects or financial resources, or participate in ventures in which other Hemen Related Companies may participate, these directors and officers may face actual or apparent conflicts of interest in connection with decisions that could have different implications for us. These decisions may relate to corporate opportunities, corporate strategies, potential acquisitions of businesses, newbuilding acquisitions, inter-company agreements, the issuance or disposition of securities, the election of new or additional directors and other matters. Such potential conflicts may delay or limit the opportunities available to us, and it is possible that conflicts may be resolved in a manner adverse to us or result in agreements that are less favorable to us than terms that would be obtained in arm's-length negotiations with unaffiliated third parties.

For so long as Hemen owns a significant percentage of our outstanding common shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of shareholder votes on other matters, including the adoption or amendment of provisions in our articles of incorporation or bye-laws and approval of possible mergers, amalgamations, control transactions and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. Hemen, may not necessarily act in accordance with the best interests of other shareholders. The interests of Hemen may not coincide with the interests of other holders of our common shares. To the extent that conflicts of interests may arise, Hemen may vote in a manner adverse to us or to you or other holders of our securities.
The increased costs associated with operating and maintaining secondhand vessels could adversely affect our earnings.

In general, the costs to operate and maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this annual report, the average age of our dry bulk vessel fleet is approximately 7.3 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

Delays or defaults by the shipyards in the construction of our newbuildings could increase our expenses and diminish our net income and cash flows.
As of December 31, 2023, we had contracts for four newbuilding vessels. Vessel construction projects are generally subject to risks of delay that are inherent in any large construction project, which may be caused by numerous factors, including shortages of equipment, materials or skilled labor, unscheduled delays in the delivery of ordered materials and equipment or shipyard construction, failure of equipment to meet quality and/or performance standards, financial or operating difficulties experienced by equipment vendors or the shipyard, unanticipated actual or purported change orders, inability to obtain required permits or approvals, design or engineering changes and work stoppages and other labor disputes, adverse weather conditions or any other events of force majeure. Significant delays could adversely affect our financial position, results of operations and cash flows. Additionally, failure to complete a project on time may result in the delay of revenue from that vessel, and we will continue to incur costs and expenses related to delayed vessels, such as supervision expense and interest expense for the issued and outstanding debt.

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

In addition, potential sharp increase in crude oil prices and widening of the spread between the prices of high sulfur fuel and low sulfur fuel, resulting from the conflicts between Russia and Ukraine and between Israel and Hamas, might lead to a decrease in the economic viability of older vessels that lack fuel efficiency and a reduction of useful lives of these vessels.

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

We rely on our and our ship managers' information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed.
The safety and security of our vessels and efficient operation of our business, including processing, transmitting and storing electronic and financial information, depend on computer hardware and software systems, which are increasingly vulnerable to security breaches and other disruptions. Any significant interruption or failure of our information security management system or any significant breach of security could adversely affect our business and results of operations.

Our vessels rely on our information security management system for a significant part of their operations, including navigation, provision of services, propulsion, machinery management, power control, communications and cargo management. We have in place safety and security measures on our vessels and onshore operations to secure our vessels against cyber-security attacks and any disruption to their information security management system. However, these measures and technology may not adequately prevent security breaches despite our continuous efforts to upgrade and address the latest known threats, which are constantly evolving and have become increasingly sophisticated. If these threats are not recognized or detected until they have been launched, we may be unable to anticipate these threats and may not become aware in a timely manner of such a security breach, which could exacerbate any damage we experience. A disruption to the information security management system of any of our vessels could lead to, among other things, incorrect routing, collision, grounding and propulsion failure.

Beyond our vessels, we rely on industry accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information security management system. However, these measures and technology may not adequately prevent security breaches. The technology and other controls and processes designed to secure our confidential and proprietary information, detect and remedy any unauthorized access to that information were designed to obtain reasonable, but not absolute, assurance that such information is secure and that any unauthorized access is identified and addressed appropriately. Such controls may in the future fail to prevent or detect unauthorized access to our confidential and proprietary information. In addition, the foregoing events could result in violations of applicable privacy and other laws. If confidential information is inappropriately accessed and used by a third party or an employee for illegal purposes, we may be responsible to the affected individuals for any losses they may have incurred as a result of misappropriation. In such an instance, we may also be subject to regulatory action, investigation or liable to a governmental authority for fines or penalties associated with a lapse in the integrity and security of our information security management system.

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

The unavailability of the information security management system or the failure of this system to perform as anticipated for any reason could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Additionally, cybersecurity researchers have observed increased cyberattack activity, and warned of heightened risks of cyberattacks, in connection with the conflicts between Russia and Ukraine and between Israel and Hamas. To the extent such attacks have collateral effects on global critical infrastructure or financial institutions, such developments could adversely affect our business, operating results and financial condition. At this time, it is difficult to assess the likelihood of such threat and any potential impact at this time.

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage.

For more information on our cybersecurity risk management and strategy, please see "Item 16K. Cybersecurity."

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our business.
International shipping is subject to security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. Under the U.S. Maritime Transportation Security Act of 2002 ("MTSA"), the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States and at certain ports and facilities. These security procedures can result in delays in the loading, offloading or trans-shipment and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers. Future changes to the existing security procedures may be implemented that could affect the dry bulk sector. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods uneconomical or impractical. These additional costs could reduce the volume of goods shipped, resulting in a decreased demand for vessels and have a negative effect on our business, revenues and customer relations.
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
Based on our current and proposed method of operation, we do not believe that we are or that we have been since our 2004 taxable year or will be a PFIC with respect to any taxable year. In this regard, we intend to treat the gross income we derive or are deemed to derive from our time chartering and voyage chartering activities as services income, rather than rental income. Accordingly, we believe that our income from these activities does not constitute "passive income", and the assets that we own and operate in connection with the production of that income do not constitute assets that produce, or are held for the production of, "passive income".
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
If the IRS were to find that we are or have been a PFIC for any taxable year, other than the taxable years ending prior to its 2004 taxable year, our United States shareholders will face adverse United States federal income tax consequences. Under the PFIC rules, unless those shareholders make an election available under United States Internal Revenue Code of 1986, as amended (the "Code") (which election could itself have adverse consequences for such shareholders, as discussed below under

"Taxation-United States Federal Income Tax Considerations"), such shareholders would be liable to pay United States federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder's holding period of our common shares.
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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2023 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2024. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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
Changes in tax laws and unanticipated tax liabilities could materially and adversely affect the taxes we pay, results of operations and financial results.

We are subject to income and other taxes in various jurisdictions, and our results of operations and financial results may be affected by tax and other initiatives around the world. For instance, there is a high level of uncertainty in today’s tax environment stemming from global initiatives put forth by the Organisation for Economic Co-operation and Development’s ("OECD") two-pillar base erosion and profit shifting project. In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational corporations with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries.

Further, on December 27, 2023 the Bermuda Corporate Income Tax Act of 2023 (the "Corporate Income Tax Act") became law in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax. The tax is effective beginning on or after January 1, 2025. The Bermuda corporate income tax regime will supersede the previously granted tax assurances which provided an exemption from corporate income taxes until March 31, 2035. Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year ("Bermuda Constituent Entity Group"). Further, Bermuda Constituent Entity’s international shipping income and qualified ancillary international shipping income shall be excluded from the computation of its taxable income or loss. In order for a Bermuda Constituent Entity’s international shipping income and ancillary international shipping income to qualify for the exclusion from its net taxable income or loss under this section, the Bermuda Constituent Entity must demonstrate that the strategic or commercial management of all ships concerned is effectively carried on from or within Bermuda.

Even though we believe that we will qualify for international shipping income exclusion, it is possible that these guidelines, including the global minimum corporate tax rate measure of 15%, could increase the burden and costs of our tax compliance, the amount of taxes we incur in those jurisdictions and our global effective tax rate, which could have a material adverse impact on our results of operations and financial results.

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

A registered entity that carries on a relevant activity is obliged under the Bermuda Economic Substance Act to file a declaration in the prescribed form (the "Declaration") with the Registrar of Companies (the "Registrar") on an annual basis.

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

We entered into the following acquisitions and disposals in 2021, 2022, 2023 and 2024 (to date):

In January 2021, we entered into an agreement to sell Golden Saguenay, a Panamax vessel, to an unrelated third party for $8.4 million. The vessel was delivered to its new owners and final payment received in April 2021.

In February 2021, we entered into an agreement to acquire 15 modern dry bulk vessels and three newbuildings for a total consideration of $752.0 million from affiliates of Hemen, our largest shareholder. We took delivery of all vessels and newbuildings in the first six months of 2021.

In the second half of 2021, we entered into agreements to construct a total of seven Kamsarmax vessels. All seven vessels were delivered as of the date of this report, six during 2023 and one in January 2024.

In November 2021, we sold two older Panamax vessels, Golden Opportunity and Golden Endurer, to unrelated third parties for $37.2 million.

In February 2022, we entered into an agreement to sell en-bloc three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for $52.0 million. The vessels were delivered to their new owner in 2022. We recorded a gain of $9.5 million from the sale in the second quarter of 2022.

In June 2022, we entered into agreements to construct a total of three Kamsarmax vessels. The vessels are expected to be delivered to us during 2024. Remaining capital commitments as of the date of this annual report, for the three last newbuildings not yet delivered, are $69.5 million net of commissions. Capital commitments will be partially financed with the $85.0 million sale and leaseback agreement entered into in December 2023 for four Kamsarmax newbuildings to be delivered during 2024, out of which one Kamsarmax vessel was delivered to the Company in January 2024. See Note 29, "Subsequent Events" for further disclosures.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels1, Golden Cecilie and Golden Cathrine to an unrelated third party for $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022 and the total net cash flows from the transaction after repayment of debt was approximately $42.8 million. We recorded a gain of $21.9 million from the sale in 2022.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for an aggregate sales price of $30.3 million. In December 2022, the Panamax vessel, Golden Ice, was delivered to its new owner, at which time we recorded a gain of approximately $2.8 million. In January 2023, the Panamax vessel, Golden Strength was delivered to its new owner and we recorded a gain of approximately $2.6 million.

In February 2023, we signed agreements for the acquisition of six scrubber fitted Newcastlemax vessels Golden Aquamarine, Golden Duke, Golden Earl, Golden Walcott, Golden Emerald and Golden Sapphire from H-Line, an unrelated third party for a total consideration of $291.0 million. The newly acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. All vessels were delivered to us by July 2023.

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. We recorded an impairment loss of $11.8 million in connection with the sale.
In September 2023, we entered into and completed the sale of one Panamax vessel Golden Suek, to an unrelated third party for a consideration of $15.0 million, recognizing a gain from sale of $0.8 million.
1 Defined as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2023 and as of the date of this report, we do not own or operate any Ultramax vessels.

In September 2023, for the Supramax vessel Golden Hawk2 chartered-in to the Company from an unrelated third party, the Company declared an option under the current time charter contract to acquire the vessel at a net purchase price of approximately $15.3 million. Subsequent to entering into the purchase agreement, the Company entered into an agreement to sell the Supramax vessel to an unrelated third party, for total consideration of $21.6 million. The Company recognized a gain from the sale and net cash proceeds of approximately $5.8 million upon delivery of the vessel to new owners in November 2023.
In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for net consideration of $15.8 million. The vessel was delivered to its new owner in February 2024 and the net gain from sale of approximately $1.4 million was recorded upon delivery.
In 2023, we took delivery of six Kamsarmax newbuildings, Golden Star, Golden Soul, Golden Hope, Golden Lion, Golden Grace and Golden John, and in January 2024, we took delivery of one Kamsarmax, Golden Erling, relating to the ten contracts that we entered into in 2021 and 2022. The remaining three vessels are expected to be delivered to us in 2024.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, comprising of Newcastlemax, Capesize and Panamax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 20, 2024, we owned 83 dry bulk vessels and had construction contracts for three newbuildings. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands or Hong Kong. In addition, we had eight vessels chartered-in from SFL (of which seven are chartered in on finance leases and one is chartered in on an operating lease). Of the 91 vessels that we own and operate, 12 of our vessels are chartered-out on fixed rate time charters, 36 of our vessels are chartered out on index linked rate time charters and the remaining 43 vessels operate in the spot market.

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
2 Defined, together with Ultramax vessels, as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2023 and as of the date of this report, we do not own or operate any Supramax vessels.

Our Environmental, Social and Governance Efforts

Environment

Environmental risk management is an integrated part of our daily operations and management processes. We review all identified risks to the environment, which allows us to establish appropriate management tools and safeguards in place. Our Management System is ISO-compliant and in accordance with the ISM Code. Our Ship Energy Efficiency Management Plans ("SEEMP") allows for a granular risk assessment for each individual vessel's performance as well as providing a thorough system for reporting.

Together with affiliated companies such as Avance Gas, Flex LNG, Frontline and SFL, Golden Ocean established the ESG forum. The goal is to design and maintain industry-leading approaches to ESG risk management and reporting parameters to ensure best-in-class performance.

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

Governance

We have a risk-based approach to compliance and have established policies and procedures which clearly set out how we manage ESG issues. Implementing these policies and procedures mitigates our risks and any negative ESG impacts. All policies and procedures were updated in 2023.

Our Board is responsible for the governance of ESG-related issues and approves the company’s ESG Policies as well as additional topics included in the ESG report. Our Board takes an active role in considering what constitutes strategic ESG matters. Our Board annually reviews our ESG report and is responsible for ensuring that appropriate and effective ESG-related risk management and internal control systems are in place.

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

However, we believe the IMO strategy is not ambitious enough and have, therefore, introduced our own emission-reduction targets surpassing the goals of the IMO. We target a reduction of Annual Efficiency Ratio ("AER") by 15% by 2026 and 30% by 2030, compared to 2019. We will also aim for net-zero emissions by 2050.

Decarbonization of our fleet also means that Golden Ocean’s fleet has become more competitive, as customers’ demand for low-emission shipping is increasing. Having a fleet that generates low emissions demonstrates Golden Ocean’s compliance with current regulations, such as like the IMO’s carbon intensity indicator ("CII"), and complying with future regulations, such as the carbon tax in the EU, becomes easier.

ESG Report

Our comprehensive and stand-alone annual ESG report, in respect of the calendar year ended December 31, 2022, was published in May 2023 (the "2022 ESG Report") and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

We have considered and assessed if detailed information in our 2022 ESG Report or similar information for year 2023 should be included in this annual report for the year ended December 31, 2023. Decarbonization is of strategic importance to us and we believe that, going forward, ESG can have a material effect on our financial position and results of operations. While climate change and environmental regulations have not had a material impact on our business, financial position or results of operations in 2022 or 2023, our investors and shareholders are provided with a sufficient material level of details regarding climate risks and environmental expenditures in this annual report, specifically described above in "Item 3. D. Risk Factors." While we expect that the ESG report for 2023 will further enhance this information, we do not believe it will contain additional material information.

As described above, in previous years we set targets for scope 1 emission reduction and aim to reduce our AER by 15% by 2026 and 30% by 2030, compared to 2019 levels. We also targeted net-zero emissions by 2050. In 2023, we have continued to implement measures to achieve targets above. As of the date of this annual report, these measures have not resulted in a material increase of our ESG related expenditures. The longer-term prospective creates a vast array of implications for our business and dry bulk industry in general and involve more uncertainty. As of the date of this annual report, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are looking for zero emission propulsion technology with the ultimate aim of net zero emissions.

During the year ended December 31, 2023, we have incurred operating costs of $1.8 million for various energy saving devices and digitalization (2022: $5.7 million). In addition, in 2023 we increased drydock costs for cargo hold maintenance and hull/cargo sand blasting and painting by approximately $8.0 million to improve the efficiency of our vessels. Further, in 2023, we incurred $3.1 million for BWTS installation costs, and $6.2 million for scrubber installations, both of which were capitalized.

In 2024, we expect to incur costs of approximately $4.8 million in relation to upgrading the BWTS on several of our vessels. Additionally, in 2024, we are planning to incur various other decarbonization costs up to approximately $6.0 million in total.

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

The United States Department of the Treasury’s Office of Foreign Assets Control ("OFAC") administers and enforces multiple authorities under which sanctions have been imposed on Russia, including: the Russian Harmful Foreign Activities sanctions program, established by the Russia-related national emergency declared in Executive Order (E.O.) 14024 and subsequently expanded and addressed through certain additional authorities, and the Ukraine-/Russia-related sanctions program, established with the Ukraine-related national emergency declared in E.O. 13660 and subsequently expanded and addressed through certain additional authorities. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against persons in or connected to Russia. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Prior to the war, Russia and Ukraine combined accounted for approximately 10% of global steel trade and supply approximately 30% of Europe’s steel imports. Following the onset of the conflict, steel buyers had to find alternative supplies to substitute for steel and semi-finished products sourced from Russia and Ukraine, which stimulated seaborne trade routes. The impact of decreased demand for certain commodities was offset by increased demand for others, elevated port congestion and new trade routes that emerged after Russia’s incursion into Ukraine.

Notably, high fuel prices have also impacted the dry bulk market in 2023, which was reflected in sailing speeds trending down during the periods with high fuel prices. We believe that the increased fuel prices may well be absorbed by increased freight rates going forward for a modern fleet.

The direct impact of the conflict on our business has been limited to time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. In March 2022, we cancelled a time charter agreement with respect to Golden Pearl in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering), and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity. We did not conduct any business with sanctioned counterparties in 2023.

Conflict between Israel and Hamas

We believe that there is a limited effect of the conflict on our results and operations, since historically we did not have many port calls to Israel. Recent Houthis attacks in the Red Sea led to a short-term immaterial positive effect on our operations due to an increase in tonne-miles as a result of vessels rerouting to bypass the Suez Canal. There is still significant uncertainty relating to the conflict and we cannot guarantee that impact on our operations will remain limited in the long term.

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

Technical Supervision Services
Up until January 1, 2024, we received technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management received a management fee per vessel per year, which was subject to annual review. Beginning January 1, 2024, technical supervision is performed by Golden Ocean's technical team.

Frontline Management performs also newbuilding supervision on our behalf and charges us for costs incurred in relation to the supervision. Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies.

Information Security Management System Services
Our chief information security officer (CISO), who is employed by Front Ocean Management AS ("Front Ocean"), a related party, is responsible for assessing and managing cybersecurity threats, reporting cybersecurity updates and reporting to the Board material cybersecurity incidents. For more information on our cybersecurity risk management and strategy, please see "Item 16K. Cybersecurity."

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

Grain has traditionally had the greatest impact on the seasonality in the dry bulk market, particularly during the peak demand seasons, which occurs during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. Since iron ore, like most other commodities, has moved from fixed price agreements between shippers and receivers to spot pricing, short-term price fluctuations have had an impact on iron ore trading by reducing normal seasonal patterns. Other factors, however, such as weather and port congestion still impact market volatility. The last two years has seen an increase in the significance of the bauxite trade from West Africa to Asia. The trade represents long sailing distances and is predominantly done by Capesize vessels. Further, the trade is inversely seasonal with the iron ore trade, meaning that the highest volumes are exported during the winter, when iron ore exports normally are lower.

Customers

For the years ended December 31, 2023 and December 31, 2022, no customer accounted for 10% or more of our consolidated revenues. For the year ended December 31, 2021, one customer accounted for 10% or more of our consolidated revenues in the amounts of $117.7 million.

Competition

The market for international seaborne dry bulk transportation services is highly fragmented and competitive. Seaborne dry bulk transportation services are generally provided by independent ship-owners. In addition, many owners and operators in the dry bulk sector pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Competition for charters in the dry bulk market is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Competition is also affected by the availability of other size vessels to compete in the trades in which we engage. Charters are to a large extent brokered through international independent brokerage houses that specialize in finding the optimal ship for any particular cargo based on the aforementioned criteria. Brokers may be appointed by the cargo shipper or the ship owner.

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

A variety of government and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (applicable national authorities such as the USCG, harbor master or equivalent), classification societies, flag state administrations (countries of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses, certificates and other authorizations for the safe operation of our vessels. Failure to comply could require us to incur substantial costs or result in the temporary suspension of the operation of one or more of our vessels.

Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. We are required to maintain robust operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with international and port regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations and that our vessels have all material permits, licenses, certificates or other authorizations necessary for the safe conduct of our operations. However, because such laws and regulations frequently change and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability and reputation.

International Maritime Organization

The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels (the "IMO"), has adopted the International Convention for the Prevention of Pollution from Ships, 1973, as modified by the Protocol of 1978 relating thereto, collectively referred to as MARPOL 73/78 and herein as "MARPOL," the International Convention for the Safety of Life at Sea of 1974 ("SOLAS Convention"), and the International Convention on Load Lines of 1966 (the "LL Convention"). MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. MARPOL is applicable to dry bulk, tanker and LNG carriers, among other vessels, and is broken into six Annexes, each of which regulates a different source of pollution. Annex I relates to oil leakage or spilling; Annexes II and III relate to harmful substances carried in bulk in liquid or in packaged form, respectively; Annexes IV and V relate to sewage and garbage management, respectively; and Annex VI, lastly, relates to air emissions. Annex VI was separately adopted by the IMO in September of 1997; new emission standards, titled IMO-2020, took effect on January 1, 2020.

In 2013, the IMO’s Marine Environmental Protection Committee (the "MEPC") adopted a resolution amending MARPOL Annex I Condition Assessment Scheme ("CAS"). These amendments became effective on October 1, 2014, and require compliance with the 2011 International Code on the Enhanced Programme of Inspections during Surveys of Bulk Carriers and Oil Tankers ("ESP Code"), which provides for enhanced inspection programs. We may need to make certain financial expenditures to comply with these amendments following close-up surveys and thickness measurements during Special Survey dry docking repairs.

Air Emissions

In September of 1997, the IMO adopted Annex VI to MARPOL to address air pollution from vessels. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits "deliberate emissions" of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions, as explained below. Emissions of "volatile organic compounds" from certain vessels, and the shipboard incineration (from incinerators installed after January 1, 2000) of certain substances (such as polychlorinated biphenyls ("PCBs")) are also prohibited. We believe that all our vessels are currently compliant in all material respects with these regulations.

The Marine Environment Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, at its 70th session, the MEPC agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment ("scrubbers"), which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and have caused us to incur additional costs.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated four ECAs, including specified portions of the Baltic Sea area, North Sea area, North American area and United States Caribbean area. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China, ocean-going vessels are subject to local regulations that impose stricter emission controls. In December 2021, the member states of the Convention for the Protection of the Mediterranean Sea Against Pollution ("Barcelona Convention") agreed to support the designation of a new ECA in the Mediterranean. On December 15, 2022, MEPC 79 adopted the designation of a new ECA in the Mediterranean, with an effective date of May 1, 2025. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

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

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brings forward the effective date of the EEDI’s "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including general cargo ships.

Additionally, MEPC 75 introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII"). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. Additionally, MEPC 75 proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC 75 also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC 75 were adopted at the MEPC 76 session in June 2021 and entered into force on November 1, 2022, with the requirements for EEXI and CII certification effective from January 1, 2023. We have incurred increased costs to comply with these revised standards, and we will incur additional costs in 2024, however we do not expect these costs to be material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic. MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. The amendments will enter into force on May 1, 2024. In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. There will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

We may incur costs to comply with these revised standards, however we do not expect these costs to be material. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition.

Safety Management System Requirements

The SOLAS Convention was amended to address the safe manning of vessels and emergency training drills. The Convention of Limitation of Liability for Maritime Claims (the "LLMC") sets limitations of liability for a loss of life or personal injury claim or a property claim against ship owners. We believe that our vessels are in substantial compliance with SOLAS and LLMC standards.

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or person such as the manager or bareboat charterer, who has assumed the responsibility for operation of the ship from the owner of the ship and who on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by either flag state or an organization recognized by the flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the ISM. The document of compliance and safety management certificate are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) new marking, packing and classification requirements for dangerous goods, and (3) new mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) new provisions regarding IMO type 9 tank, (2) new abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions.

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

The IMO's Maritime Safety Committee and MEPC, respectively, each adopted relevant parts of the International Code for Ships Operating in Polar Water (the "Polar Code"). The Polar Code, which entered into force on January 1, 2017, covers design, construction, equipment, operational, training, search and rescue as well as environmental protection matters relevant to ships operating in the waters surrounding the two poles. It also includes mandatory measures regarding safety and pollution prevention as well as recommendatory provisions. The Polar Code applies to new ships constructed after January 1, 2017, and after January 1, 2018, ships constructed before January 1, 2017 are required to meet the relevant requirements by the earlier of their first intermediate or renewal survey.

Furthermore, recent action by the IMO’s Maritime Safety Committee and United States agencies indicates that cybersecurity regulations for the maritime industry are likely to be further developed in the near future in an attempt to combat cybersecurity threats. By IMO resolution, administrations are encouraged to ensure that cyber-risk management systems are incorporated by ship-owners and managers by their first annual Document of Compliance audit after January 1, 2021. In February 2021, the U.S. Coast Guard published guidance on addressing cyber risks in a vessel’s safety management system. This might cause companies to create additional procedures for monitoring cybersecurity, which could require additional expenses and/or capital expenditures. The impact of such regulations is difficult to predict at this time.

In June 2022, SOLAS also set out new amendments that took effect on January 1, 2024, which include new requirements for: (1) the design for safe mooring operations, (2) the Global Maritime Distress and Safety System ("GMDSS"), (3) watertight integrity, (4) watertight doors on cargo ships, (5) fault-isolation of fire detection systems, and (6) life-saving appliances. These new requirements may impact the cost of our operations.

Pollution Control and Liability Requirements

The IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and BWM Convention in 2004. The BWM Convention entered into force on September 8, 2017. The BWM Convention requires ships to manage their ballast water to remove, render harmless, or avoid the uptake or discharge of new or invasive aquatic organisms and pathogens within ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, and require all ships to implement a ballast water management plan including carrying a ballast water record book and be certified with an international ballast water management certificate.

On December 4, 2013, the IMO Assembly passed a resolution revising the application dates of the BWM Convention so that the dates are triggered by the entry into force date and not the dates originally in the BWM Convention. This, in effect, makes all vessels delivered before the entry into force date "existing vessels" and allows for the installation of ballast water management systems on such vessels at the first International Oil Pollution Prevention ("IOPP") renewal survey following entry into force of the convention. The MEPC adopted updated guidelines for approval of ballast water management systems (G8) at MEPC 70. At MEPC 71, the schedule regarding the BWM Convention’s implementation dates was also discussed and amendments were introduced to extend the date existing vessels are subject to certain ballast water standards. Those changes were adopted at MEPC 72. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. Depending on the date of the IOPP renewal survey, existing vessels must comply with the D-2 standard on or after September 8, 2019. For most ships, compliance with the D-2 standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). As of October 13, 2019, MEPC 72’s amendments to the BWM Convention took effect, making the Code for Approval of Ballast Water Management Systems, which governs assessment of ballast water management systems, mandatory rather than permissive, and formalized an implementation schedule for the D-2 standard. Under these amendments, all ships must meet the D-2 standard by September 8, 2024. Remaining costs of compliance with these regulations is estimated to be approximately $1.0 million in total for the remaining two vessels that do not currently have ballast water management systems installed. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort. July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted.

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

The IMO also adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the "Bunker Convention") to impose strict liability on ship owners (including the registered owner, bareboat charterer, manager or operator) for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the LLMC). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the "Anti-fouling Convention"). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels. Vessels of over 400 gross tons engaged in international voyages will also be required to undergo an initial survey before the vessel is put into service or before an International Anti-fouling System Certificate is issued for the first time; and subsequent surveys when the Anti-fouling systems are altered or replaced.

We have obtained Anti-fouling System Certificates for all our vessels that are subject to the Anti-fouling Convention.

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner, ship manager or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code by applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively. As of the date of this report, all our vessels have a valid Safety Management Certificate as applicable under the ISM Code. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

United States Regulations

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990 ("OPA") established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all "owners and operators" whose vessels trade or operate within the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone around the U.S. The U.S. has also enacted the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), which applies to the discharge of hazardous substances other than oil, except in limited circumstances, whether on land or at sea. OPA and CERCLA both define "owner and operator" in the case of a vessel as any person owning, operating or chartering by demise, the vessel. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners and operators are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel). OPA defines these other damages broadly to include:

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

OPA contains statutory caps on liability and damages; such caps do not apply to direct cleanup costs. On December 23, 2022, the USCG issued a final rule to adjust the limitation of liability under the OPA. Effective March 23, 2023, the new adjusted limits of OPA liability for non-tank vessels, edible oil tank vessels, and any oil spill response vessels, to the greater of $1,300 per gross ton or $1,076,000 (previous limit was $1,200 per gross ton or $997,100).

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised. For example, the U.S. Bureau of Safety and Environmental Enforcement’s ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. Additionally, the BSEE amended the Well Control Rule, effective July 15, 2019, which rolled back certain reforms regarding the safety of drilling operations, and former U.S. President Trump had proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. In January 2021, U.S. President Biden signed an executive order temporarily blocking new leases for oil and gas drilling in federal waters. However, attorney generals from 13 states filed suit in March 2021 to lift the executive order, and in June 2021, a federal judge in Louisiana granted a preliminary injunction against the Biden administration, stating that the power to pause offshore oil and gas leases "lies solely with Congress." In August 2022, a federal judge in Louisiana sided with Texas Attorney General Ken Paxton, along with the other 12 plaintiff states, by issuing a permanent injunction against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

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

We currently maintain pollution liability coverage insurance in the amount of $2.1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have an adverse effect on our business and results of operation.

Other United States Environmental Initiatives

The U.S. Clean Air Act of 1970 (including its amendments of 1977 and 1990) ("CAA") requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. The CAA requires states to adopt State Implementation Plans ("SIPs"), some of which regulate emissions resulting from vessel loading and unloading operations which may affect our vessels.

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule ("NWPR") which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. On August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species

Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act ("CWA"), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations would require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

The European Union has adopted several regulations and directives requiring, among other things, more frequent inspections of high-risk ships, as determined by type, age, and flag as well as the number of times the ship has been detained. The European Union also adopted and extended a ban on substandard ships and enacted a minimum ban period and a definitive ban for repeated offenses. The regulation also provided the European Union with greater authority and control over classification societies, by imposing more requirements on classification societies and providing for fines or penalty payments for organizations that failed to comply. Furthermore, the EU has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines including boiler. The EU Directive 2005/33/EC (amending Directive 1999/32/EC) introduced requirements parallel to those in Annex VI relating to the sulfur content of marine fuels. In addition, the EU imposed a 0.1% maximum sulfur requirement for fuel used by ships at berth in the Baltic, the North Sea and the English Channel (the so called "SOx-Emission Control Area"). As of January 2020, EU member states must also ensure that ships in all EU waters, except the SOx-Emission Control Area, use fuels with a 0.5% maximum sulfur content.

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System ("EU ETS") as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. On July 14, 2021, the European Parliament formally proposed its plan, which would involve gradually including the maritime sector from 2023 and phasing the sector in over a three-year period. This will require shipowners to buy permits to cover these emissions. The Environment Council adopted a general approach on the proposal in June 2022. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025.

In 2023 the European Parliament (EP), Council of the European Union, and the European Commission (EC) adopted FuelEU Maritime regulation. From 2025, for ships trading in the EU or European Economic Area (EEA), the yearly average GHG intensity of energy used on board, measured as GHG emissions per energy unit (gCO2e/MJ), needs to be below a required level.

International Labour Organization

The International Labour Organization (the "ILO") is a specialized agency of the UN that has adopted the Maritime Labor Convention 2006 ("MLC 2006"). A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships and are either engaged in international voyages or flying the flag of a

Member and operating from a port, or between ports, in another country. We believe that all our vessels are in substantial compliance with and are certified to meet MLC 2006.

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

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reducing greenhouse gas emissions, including (1) decreasing the carbon intensity from ships through implementation of further phases of the EEDI for new ships; (2) reducing carbon dioxide emissions per transport work, as an average across international shipping, by at least 40% by 2030, pursuing efforts towards 70% by 2050, compared to 2008 emission levels; and (3) reducing the total annual greenhouse emissions by at least 50% by 2050 compared to 2008 while pursuing efforts towards phasing them out entirely. The initial strategy notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the overall ambition. These regulations could cause us to incur additional substantial expenses. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the ambition during the revision process. In July 2023, MEPC 80 adopted a revised strategy, which includes an enhanced common ambition to reach net-zero greenhouse gas emissions from international shipping around or close to 2050, a commitment to ensure an uptake of alternative zero and near-zero greenhouse gas fuels by 2030, as well as i). reducing the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008; and ii). reducing the total annual greenhouse gas emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008.

The EU made a unilateral commitment to reduce overall greenhouse gas emissions from its member states from 20% of 1990 levels by 2020. The EU also committed to reduce its emissions by 20% under the Kyoto Protocol’s second period from 2013 to 2020. Starting in January 2018, large ships over 5,000 gross tonnage calling at EU ports are required to collect and publish data on carbon dioxide emissions and other information. Under the European Climate Law, the EU committed to reduce its net greenhouse gas emissions by at least 55% by 2030 through its "Fit-for-55" legislation package. As part of this initiative, regulations relating to the inclusion of greenhouse gas emissions from the maritime sector in the European Union’s carbon market, EU ETS were phased in from January 1, 2024.

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

Similarly, Chapter XI-2 of the SOLAS Convention imposes detailed security obligations on vessels and port authorities and mandates compliance with the ISPS Code. The ISPS Code is designed to enhance the security of ports and ships against security threats including terrorism. To trade internationally, a vessel must attain an International Ship Security Certificate ("ISSC") from a recognized security organization approved by the vessel’s flag state. Ships operating without a valid certificate may be detained, expelled from, or refused entry at port until they obtain an ISSC. The various requirements, some of which are found in the SOLAS Convention, include, for example, on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status; on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore; the development of vessel security plans; ship identification number to be permanently marked on a vessel’s hull; a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship, the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and compliance with flag state security certification requirements.

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

The cost of vessel security measures has also been affected by the escalation in the frequency of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Substantial loss of revenue and other costs may be incurred as a result of unauthorized detention of a vessel or additional security measures, and the risk of uninsured losses could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP4 industry standard.

Inspection by Classification Societies

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel which is a party to the relevant conventions. Most insurance underwriters make it a condition for insurance coverage and lending that a vessel be certified "in class" by a classification society which is a member of the International Association of Classification Societies, the IACS. The IACS has adopted harmonized Common Structural Rules (the "Rules"), which apply to oil tankers and bulk carriers contracted for construction on or after July 1, 2015. The Rules attempt to create a level of consistency between IACS Societies. All of our vessels are certified as being "in class" by all the applicable Classification Societies (e.g., American Bureau of Shipping, Lloyd's Register of Shipping).

A vessel must undergo annual surveys, intermediate surveys, drydockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be drydocked every 30 to 36 months for inspection of the underwater parts of the vessel. Our vessels that are less than 15 years old have UWILD or IWS Class notation where underwater inspection in lieu of drydocking can be performed. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, drydocking or special survey, the vessel will not be issued with the appropriate statutory certificates, resulting in our vessel being unable to trade and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations.

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

Protection and Indemnity Insurance

Protection and indemnity insurance is provided by mutual protection and indemnity associations ("P&I Associations"), and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations (such associations, "clubs").

Our current protection and indemnity insurance coverage for pollution is $2.1 billion per vessel per incident. The 12 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. The International Group’s website states that the Pool provides a mechanism for sharing all claims in excess of $10.0 million up to, currently, approximately $8.9 billion. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations and members of the shipping pool of P&I Associations comprising the International Group.

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 20, 2024:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax - Owned
Golden Gayle	2011	206,565	MI	Spot market
Golden Scape	2016	211,112	HK	Index linked time charter
Golden Swift	2016	211,112	HK	Index linked time charter
Golden Walcott	2017	208,000	MI	Time charter
Golden Coral	2019	208,132	MI	Spot market
Golden Champion	2019	208,391	MI	Spot market
Golden Comfort	2020	208,000	MI	Spot market
Golden Courage	2020	208,395	MI	Spot market
Golden Confidence	2020	207,988	MI	Spot market
Golden Competence	2020	208,000	MI	Spot market
Golden Skies	2020	210,897	MI	Index linked time charter
Golden Spirit	2020	210,866	MI	Index linked time charter
Golden Saint	2020	211,138	MI	Spot market
Golden Earl	2020	208,000	MI	Time charter
Golden Duke	2020	208,000	MI	Time charter
Golden Emerald	2020	208,000	MI	Time charter
Golden Spray	2021	208,000	MI	Index linked time charter
Golden Aquamarine	2021	208,000	MI	Time charter
Golden Sapphire	2021	208,000	MI	Time charter
		3,966,596

Capesize - Owned
Golden Myrtalia	2011	177,979	MI	Index linked time charter
Golden Anastasia	2014	179,189	MI	Spot market
Golden Houston	2014	181,214	MI	Spot market
Golden Kaki	2014	181,214	MI	Index linked time charter

KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Spot market
KSL Santos	2014	181,055	HK	Index linked time charter
KSL Sapporo	2014	180,960	HK	Index linked time charter
KSL Seattle	2014	181,015	HK	Index linked time charter
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,000	HK	Index linked time charter
Golden Amreen	2015	179,337	MI	Spot market
Golden Aso	2015	182,472	HK	Spot market
Golden Finsbury	2015	182,418	HK	Spot market
Golden Kathrine	2015	182,486	HK	Index linked time charter
KSL Sakura	2015	181,062	HK	Index linked time charter
KSL Seoul	2015	181,010	HK	Index linked time charter
KSL Seville	2015	181,062	HK	Spot market
KSL Stockholm	2015	181,055	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Index linked time charter
Golden Behike	2016	180,491	MI	Index linked time charter
Golden Bexley	2016	180,209	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Index linked time charter
Golden Monterrey	2016	180,491	MI	Index linked time charter
Golden Nimbus	2017	180,504	MI	Index linked time charter
Golden Savannah	2017	181,044	HK	Index linked time charter
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Index linked time charter
Golden Cirrus	2018	180,487	MI	Index linked time charter
Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,511	MI	Index linked time charter
		5,967,880

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Index linked time charter
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,500	MI	Spot market
Belgravia	2009	169,500	MI	Spot market
Golden Magnum	2009	179,788	HK	Spot market
Golden Beijing	2010	176,000	HK	Spot market
Golden Future	2010	176,000	HK	Spot market
Golden Zhejiang	2010	175,834	HK	Spot market
Golden Zhoushan	2011	175,834	HK	Spot market
		1,222,456
Panamax - Owned
Golden Arion	2011	82,188	MI	Time charter
Golden Ioanari	2011	81,526	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Daisy	2012	81,507	MI	Time charter

Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Time charter
Golden Brilliant	2013	74,500	HK	Spot market
Golden Diamond	2013	74,062	HK	Index linked time charter
Golden Pearl	2013	74,186	HK	Spot market
Golden Sue	2013	84,943	MI	Time charter
Golden Deb	2014	84,943	MI	Time charter
Golden Ruby	2014	74,052	HK	Index linked time charter
Golden Kennedy	2015	83,789	MI	Time charter
Golden Amber	2017	74,500	MI	Index linked time charter
Golden Opal	2017	74,231	MI	Index linked time charter
Golden Fortune	2020	81,600	MI	Spot market
Golden Fellow	2020	81,135	MI	Spot market
Golden Frost	2020	80,559	MI	Spot market
Golden Forward	2021	81,130	MI	Spot market
Golden Friend	2021	81,206	MI	Spot market
Golden Freeze	2021	81,000	MI	Spot market
Golden Fast	2021	81,000	MI	Spot market
Golden Furious	2021	81,000	MI	Spot market
Golden Star	2023	84,988	MI	Spot market
Golden Soul	2023	84,986	MI	Spot market
Golden Lion	2023	84,967	MI	Spot market
Golden Hope	2023	84,986	MI	Spot market
Golden Grace	2023	84,504	MI	Spot market
Golden John	2023	84,508	MI	Spot market
Golden Erling	2023	84,504	MI	Spot market
		2,513,346

Key to Flags:
MI – Marshall Islands, HK – Hong Kong.

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

	Fiscal year ended December 31,
	2023	2022	2021
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	885,767	1,113,456	1,203,181
Total operating expenses	706,343	712,141	697,353
Net operating income	188,612	435,087	513,608
Net income	112,268	461,847	527,218
Earnings per share: basic ($)	$0.56	$2.30	$2.74
Earnings per share: diluted ($)	$0.56	$2.29	$2.73
Dividends per share ($)	$0.50	$2.35	$1.60

Balance Sheet Data (at end of year):
Cash and cash equivalents	116,382	134,784	197,032
Short-term restricted cash	2,254	3,289	12,985
Vessels and equipment, net	2,987,360	2,665,785	2,880,321
Finance leases, right of use assets, net	68,643	83,589	98,535
Operating leases, right of use assets, net	9,538	15,646	19,965
Total assets	3,489,018	3,257,291	3,454,177
Current portion of long-term debt	109,309	92,865	105,864
Current portion of obligations under finance lease	19,601	18,387	21,755
Current portion of obligations under operating lease	2,632	5,546	13,860
Long-term debt	1,260,758	1,027,991	1,156,481
Non-current portion of obligations under finance lease	67,987	87,588	105,975
Non-current portion of obligations under operating lease	9,621	13,051	14,907
Share capital	10,061	10,061	10,061
Total equity	1,921,891	1,917,033	1,928,741
Common shares outstanding	199,628,293	200,485,621	200,435,621
Other Financial Data:
Equity to assets ratio (percentage) (1)	55.1%	58.9%	55.8%
Debt to equity ratio (2)	0.8	0.6	0.7
Price earnings ratio (3)	17.4	3.8	3.4
Time charter equivalent income (4)	633,913	833,230	948,757
Time charter equivalent rate (5)	17,905	24,262	27,582

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
(4)A reconciliation of time charter equivalent income ("TCE income"), to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2023	2022	2021
Total operating revenues	885,767	1,113,456	1,203,181
Add: Amortization of charter party-out contracts	(1,419)	—	1,859
Add: Other operating income / (expenses)	—	(413)	(2,008)
Less: Other revenues	4,274	1,263	1,410
Net time and voyage charter revenues	880,074	1,111,780	1,201,622
Less: Voyage expenses & commission	246,161	278,550	252,865
Time charter equivalent income	633,913	833,230	948,757

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

(5)TCE rate, represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2023	2022	2021
Time charter equivalent income	633,913	833,230	948,757

Fleet available days	35,990	35,217	35,114
Fleet offhire days	(585)	(874)	(716)
Fleet onhire days	35,405	34,343	34,398

Time charter equivalent rate	17,905	24,262	27,582

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

As of December 31, 2023, we owned 83 dry bulk vessels and had construction contracts for four newbuildings. In addition, we had eight vessels chartered-in from SFL (of which seven are chartered in on finance leases and one is chartered in on an operating lease). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands or Hong Kong. As of December 31, 2023, 13 of our vessels were chartered-out on fixed rate time charters, 31 of our vessels were chartered out on index linked rate time charters, 47 vessels operated in the spot market.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2023, 2022, and 2021. A summary of the changes in the vessels that we own and chartered in under long-term operating and finance leases for the years ended December 31, 2023, 2022 and 2021 is summarized below.

	2023		2022		2021
Newcastlemax
At start of period	13		13		3
Acquisitions and newbuilding deliveries	6	a	—		10	i
At end of period	19		13		13
Capesize
At start of period	43		43		43
Acquisitions and newbuilding deliveries	—		—		—
Disposals	(2)	b	—		—
At end of period	41		43		43
Panamax
At start of period	27		33		29
Acquisitions and newbuilding deliveries	6	c	—		8	j
Disposals	(2)	d	(4)	f	(4)	k
Redelivery	—		(2)	g	—
At end of period	31		27		33
Ultramax
At start of period	1		3		3
Acquisitions and newbuilding deliveries	—		—		—
Disposals	(1)	e	(2)	h	—
At end of period	—		1		3
Total
At start of period	84		92		78
Acquisitions and newbuilding deliveries	12		—		18
Disposals	(5)		(6)		(4)
Redelivery	—		(2)		—
	91		84		92

a.Delivery of six vessels (Golden Aquamarine, Golden Duke, Golden Earl, Golden Walcott, Golden Emerald and Golden Sapphire) acquired from an unrelated third party.
b.Disposal of two vessels (Golden Feng and Golden Shui) to unrelated third parties.
c.Delivery of six newbuildings (Golden Star, Golden Soul, Golden Hope, Golden Lion, Golden Grace and Golden John).
d.Disposal of two vessels (Golden Strength and Golden Suek) to unrelated third parties.
e.Disposal of one vessel (Golden Hawk) to an unrelated third party.
f.(i) Disposal of three vessels (Golden Empress, Golden Endeavour and Golden Enterprise) to an unrelated third party and (ii) disposal of one vessel (Golden Ice) to an unrelated third party.
g.Redelivery of two vessels (Admiral Schmidt and Vitus Bering) to their owner in May 2022 and as such are not included in our fleet.
h.Disposal of two vessels (Golden Cathrine and Golden Cecilie) to an unrelated third party.
i.(i) Delivery of one newbuilding (Golden Spray) and (ii) delivery of nine vessels (Golden Coral, Golden Champion, Golden Comfort, Golden Courage, Golden Competence, Golden Confidence, Golden Skies, Golden Spirit and Golden Saint) acquired from affiliates of Hemen.
j.(i) Delivery of two newbuildings (Golden Fast and Golden Furious) and (ii) delivery of six vessels (Golden Fortune, Golden Forward, Golden Friend, Golden Fellow, Golden Frost and Golden Freeze) acquired from affiliates of Hemen.

k.Disposal of four vessels (Golden Shea, Golden Saguenay, Golden Opportunity and Golden Endurer) to unrelated third parties.

Summary of Fleet Employment

As discussed below, as of December 31, 2023, our vessels operated under time charters or voyage charters.

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

	As of December 31,
	2023		2022		2021
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	9	47.4%	8	61.5%	8	61.5%
Time charter	6	31.6%	—	—	—	—
Index linked time charter	4	21.0%	5	38.5%	5	38.5%
	19	100.0%	13	100.0%	13	100.0%
Capesize
Spot	18	43.9%	17	39.5%	22	51.2%
Time charter	—	—	—	—	—	—
Index linked time charter	23	56.1%	26	60.5%	21	48.8%
	41	100.0%	43	100.0%	43	100.0%
Panamax
Spot	20	64.5%	16	59.3%	24	72.7%
Time charter	7	22.6%	5	18.5%	5	15.2%
Index linked time charter	4	12.9%	6	22.2%	4	12.1%
	31	100.0%	27	100.0%	33	100.0%
Ultramax
Spot	—	—	1	100.0%	—	—
Time charter	—	—	—	—%	3	100.0%
Index linked time charter	—	—	—	—	—	—
	—	—	1	100.0%	3	100.0%
Total
Spot	47	51.6%	42	50.0%	54	58.7%
Time charter	13	14.3%	5	6.0%	8	8.7%
Index linked time charter	31	34.1%	37	44.0%	30	32.6%
	91	100.0%	84	100.0%	92	100.0%

Below is an overview as of December 31, 2023 of our vessels on time charter contracts that had a minimum initial contract duration of more than 11 months:

Vessel Type	Vessel Name	Dwt	Expiry (min period)
Newcastlemax	Golden Aquamarine	208,000	January 2026
Newcastlemax	Golden Walcott	208,000	December 2025
Newcastlemax	Golden Earl	208,000	October 2025
Newcastlemax	Golden Duke	208,000	September 2025
Newcastlemax	Golden Emerald	208,000	September 2025
Newcastlemax	Golden Sapphire	208,000	September 2025
Panamax	Golden Arion	82,188	December 2024
Panamax	Golden Rose	81,585	July 2024
Panamax	Golden Daisy	81,507	June 2024
Panamax	Golden Sue	84,943	May 2024
Panamax	Golden Kennedy	83,789	May 2024
Panamax	Golden Deb	84,943	April 2024
Panamax	Golden Jake	82,188	April 2024

Refer to "Item 4. Information on the Company - D. Property Plant and Equipment" for a summary of key information of our fleet as of the date of this annual report. In addition, from time to time we may also enter into Forward Freight Agreements ("FFAs"), to hedge our exposure to the charter market for a specified route and period of time. Refer to Note 27, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets, newbuildings and right of use assets", we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with valuations reaching peak in the first half of 2022 following subsequent declines in the second half of 2022 for many vessel classes. In 2023, in light of strengthened market conditions, most vessel classes have experienced increased vessel values throughout the year. The charter-free market value, or basic market value, of certain of our vessels may be below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, as the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of our owned vessels by type and year of construction as of December 31, 2023 and 2022:

Vessel Type	Built	Aggregate dwt	2023 ($ millions)		2022 ($ millions)
Newcastlemax	2011	206,565	25.6		26.8
Newcastlemax	2016	422,224	103.8	*	108.6	*
Newcastlemax	2017	208,000	41.5		—
Newcastlemax	2019	833,587	186.9		193.6
Newcastlemax	2020	1,673,186	389.8		249.4
Newcastlemax	2021	626,667	149.8		51.5
Total Newcastlemax		3,970,229	897.4		629.9

Capesize	2009	338,565	—		56.1	*
Capesize	2011	177,979	21.3		22.3
Capesize	2014	1,989,762	474.7	*	498.3	*
Capesize	2015	1,450,965	362.2	*	379.9	*
Capesize	2016	904,156	188.3		196.6	*
Capesize	2017	542,594	139.0	*	144.4	*
Capesize	2018	902,496	211.5		212.8	*
Total Capesize		6,306,517	1,397.0		1,510.4

Panamax	2011	320,751	42.4		58.9
Panamax	2012	400,911	62.0		80.1
Panamax	2013	392,638	85.8		88.0
Panamax	2014	74,052	16.8		17.6
Panamax	2015	84,978	19.5		20.3
Panamax	2017	148,985	35.8		37.2
Panamax	2020	242,904	76.7		79.5
Panamax	2021	404,082	138.0		143.1
Panamax	2023	508,939	215.5	*	—
Total Panamax		2,578,240	692.5		524.7

Total fleet		12,854,986	2,986.9		2,665.0

*Indicates vessel groups categorized by type and year of construction for which we believe, as of December 31, 2023 and/or 2022, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceed their December 31, 2023 and 2022 aggregate basic charter-free market value by approximately $186.7 million and $328.1 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2023 and 2022, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet is below the aggregate basic charter-free market value by approximately $151.1 million as of December 31, 2023. The aggregate carrying value of our total fleet is above the aggregate basic charter-free market value by approximately $124.0 million as of December 31, 2022.

We refer you to "Item 3. Key Information – D. Risk Factors – "The market values of our vessels may decline, which could limit the amount of funds that we can borrow, cause us to breach certain financial covenants in our credit facilities, or result in an impairment charge, and cause us to incur a loss if we sell vessels following a decline in their market value".

Factors Affecting Our Results

The principal factors which affect our results of operations and financial position include:

•the earnings from our vessels;
•gains (losses) from the sale of assets;
•other operating income (expenses), net;
•ship operating expenses;
•impairment losses on vessels and newbuildings;
•administrative expenses;
•depreciation;
•interest expense;
•share of results of associated companies; and
•changes in fair value of our financial instruments.

We derive our earnings from time charters and voyage charters. As of December 31, 2023, 78 of our 91 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term time charters of less than eleven months. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

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

An impairment loss on vessels and newbuildings is recognized when the carrying value exceeds the estimated future net undiscounted cash flows expected to be earned over the remaining estimated useful life of the vessel, or exceeds the estimated net sales proceeds when a vessel is classified as held for sale.

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

None of our derivatives qualify for hedge accounting and changes in fair values are recognized in the Consolidated Statements of Operations.

Share of results from associated companies is accounted for under equity method of accounting.

Inflation

Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as triggered by various economic stimuli and war between Russia and Ukraine) increase operating, voyage, general and administrative, and financing costs. However, in the event of a shipping downturn, costs subject to inflation can usually be controlled as shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices.

Inflationary effects were immaterial for the period ended December 31, 2023. In particular, we have observed inflation affecting ship operating expenses, such as crew expenses, insurance costs and spares freight, however, these effects were not material in comparison to our total ship operating expenses and did not exceed 10% of total Operating expenses. Please refer to "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Factors Affecting Our Results" for more details.

The extent of inflation impact on our future financial and operational results, which could be material, will depend, among other things, on the overall macroeconomic environment and duration and severity of the Russian-Ukrainian War. For 2024, we expect an increase in crew expenses of approximately 4%, due to Russian seafarers no longer being present in the global pool, which decreases overall number of seafarers in the world. Therefore, there will be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs.

Year ended December 31, 2023 compared with year ended December 31, 2022

Operating revenues

We currently operate most of our vessels in the spot market, or on floating rate index-linked time charters, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In addition, the mix of charters between spot or voyage charters and time charters also affects our revenues and voyage expenses. In 2023, market conditions softened compared to those in 2022, which is illustrated by a decrease in the Baltic Dry Index, or BDI, from an average of 1,936 points in 2022 to an average of 1,378 in 2023. This is also evidenced through a decrease in our achieved TCE rate for the full fleet from $24,262 per day in 2022 to $17,905 per day in 2023. Our achieved TCE rates are a combination of many factors, including, but not limited to, timing of entering into contracts, earnings on our scrubber fitted vessels due to the level of price spread between high sulfur and low sulfur fuel, as well as the mix of charters between spot or voyage charters and time charters. In addition, during 2023 we have taken delivery of six Newcastlemax vessels acquired from H-Line, delivered between end of March 2023 and July 2023, and six Kamsarmax newbuildings out of the ten newbuildings, delivered between April 2023 and August 2023, therefore adding capacity to our fleet in 2023 compared to 2022.

(in thousands of $)	2023	2022	Change
Time charter revenues	434,827	593,795	(158,968)
Voyage charter revenues	446,666	518,398	(71,732)
Other revenues	4,274	1,263	3,011
Total operating revenues	885,767	1,113,456	(227,689)

Time charter revenues decreased by $159.0 million in 2023 compared with 2022, primarily due to:

•a decrease of $133.1 million reflecting lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•a decrease of $44.8 million due to the sale of five vessels that were delivered to new owners during 2023 and seven vessels that were delivered to new owners during 2022, whereas for 2022, the vessels were in our fleet for part of the entire duration of the period;
•a decrease of $14.9 million reflecting the decrease in bunker prices for bunkers on board delivered to charterers; and
•a decrease of $20.7 million attributable to chartered-in vessels that traded on time charters during the period.

The decrease in time charter revenues described above was partially offset by:
•an increase of $30.2 million attributable to the six Newcastlemax vessels acquired from H-Line during 2023;
•an increase of $12.8 million attributable to the six newbuildings delivered during 2023;
•an increase of $10.1 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods; and
•an increase of $1.4 million attributable to increase in amortization of unfavorable charter party contracts during the period.

Voyage charter revenues decreased by $71.7 million in 2023 compared with 2022, primarily due to:

•a decrease of $94.5 million attributable to decrease in dry bulk freight rates;

•a decrease of $20.2 million due to sale of vessels; and
•a decrease of $7.6 million attributable to a decrease in the number of voyage charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods.

The decrease in voyage charter revenues described above was partially offset by:
•an increase of $40.8 million relating to increased voyage charter activity of chartered-in vessels; and
•an increase of $9.8 million attributable to four of the six newbuildings delivered during 2023.

Other revenues increased by $3.0 million in 2023 compared with 2022 primarily attributable to an increase in insurance income of $2.2 million and in commercial management services of $0.8 million.

The average TCE rate decreased from $24,262 for the year ended December 31, 2022 to $17,905 for the year ended December 31, 2023.

Gain on sale of assets

(in thousands of $)	2023	2022	Change
Gain on sale of assets	9,188	34,185	(24,997)

Gain on sale of assets decreased by $25.0 million in 2023 compared with 2022. In 2023, we recorded a gain of $9.2 million related to the sales of Golden Strength, Golden Suek and Golden Hawk. In 2022, we sold a total of six vessels, Golden Empress, Golden Enterprise, Golden Endeavour, Golden Cecilie, Golden Cathrine and Golden Ice, and recorded a gain of $34.2 million.

Voyage expenses and commission

(in thousands of $)	2023	2022	Change
Voyage expenses and commission	246,161	278,550	(32,389)

Voyage expenses and commission decreased by $32.4 million in 2023 compared with 2022 primarily due to:
•a decrease of $42.7 million attributable to a decrease in fuel prices and commissions; and
•a decrease of $9.4 million relating to vessels sold in 2023 and 2022.

The decrease in voyage expenses and commission was partially offset by:
•an increase of $12.7 million relating to more vessels being chartered in; and
•an increase of $7.0 million relating to six newbuildings delivered during 2023.

Ship operating expenses

(in thousands of $)	2023	2022	Change
Ship operating expenses	251,950	225,971	25,979

Ship operating expenses increased by $26.0 million in 2023 compared with 2022 primarily due to:

•an increase of $18.9 million attributable to the six Newcastlemaxes and six newbuildings delivered during the period;
•an increase of $9.0 million in drydocking expenses, where majority of the increase relates to increased drydocking scope to improve vessel efficiencies and covering increased hull and cargo blasting area and additional paint;
•an increase of $5.1 million attributable to the non-lease component, or service element, reclassified from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the period;
•an increase of $4.3 million related to running ship operating expenses, primarily as a result of higher expenses related to crew costs, spares and repairs due to increased inflation, for the vessels that were in our fleet during the period; and
•an increase of $1.6 million mostly related to various vessels upgrades and costs related to change of technical managers for 33 of our vessels.

This was partially offset by:
•a decrease of $12.9 million relating to vessels sold.

As a result, daily operating costs per vessel (excluding drydocking costs) increased by $298 per day, from $6,144 per day during the year ended December 31, 2022 to $6,442 per day during the year ended December 31, 2023. Of the increase of $298 per day, approximately $200 per day relates to increased operating expenses due to change in ship managers for 33 of our vessels.

Charter hire expenses

(in thousands of $)	2023	2022	Change
Charter hire expenses	42,225	57,406	(15,181)

Charter hire expenses decreased by $15.2 million in 2023 compared with 2022 primarily due to:

•a decrease of $22.3 million related to a decrease in chartered in rates; offset by
•an increase of $7.1 million related to increase in trading activity for short-term charter-in activity from third parties.

Administrative expenses

(in thousands of $)	2023	2022	Change
Administrative expenses	18,679	20,375	(1,696)

Administrative expenses decreased by $1.7 million in 2023 as compared to 2022 primarily due to a decrease in non-recurring personnel expenses.

Impairment loss on vessels

(in thousands of $)	2023	2022	Change
Impairment loss on vessels	11,780	—	11,780

In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million, and the Company recorded an impairment loss of $11.8 million in connection to the sale. No impairments were recorded in 2022.

Depreciation

(in thousands of $)	2023	2022	Change
Depreciation	135,548	129,839	5,709

Depreciation expenses increased by $5.7 million in 2023 as compared to 2022, primarily due to:

•an increase of $5.6 million attributable to vessels delivered in 2023, in connection with the acquisition of six Newcastlemax vessels from H-Line in February 2023;
•an increase of $3.9 million attributable to six Kamsarmax newbuildings delivered in 2023; and
•an increase of $0.5 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:

•a decrease of $4.3 million due to sale of vessels in 2023 and 2022.

Interest income

(in thousands of $)	2023	2022	Change
Interest income	4,717	2,345	2,372

Interest income increased by $2.4 million in 2023 compared with 2022 primarily due to higher interest rates earned on our deposits.

Interest expense

(in thousands of $)	2023	2022	Change
Interest on floating rate debt	94,702	45,792	48,910
Finance lease interest expense	8,314	6,989	1,325
Commitment fees	1,076	2,273	(1,197)
Interest capitalized on newbuildings	(5,194)	(2,424)	(2,770)
Amortization of deferred charges	4,766	3,618	1,148
Interest expense	103,664	56,248	47,416

Interest expense increased by $47.4 million in 2023 compared with 2022, primarily due to:

•an increase of $48.9 million attributable to higher interest on our floating debt primarily due to an increase in the London Interbank Offered Rate (LIBOR) and SOFR rates, with the average 3-month LIBOR rate being 2.40% in 2022 and average 3-month SOFR rate being 5.01% in 2023;
•an increase of $1.3 million in finance lease interest expenses; and
•an increase of $1.1 million of amortization of deferred charges.

These factors were partially offset by:
•a decrease of $2.8 million due to increased capitalized interest on newbuildings as four newbuildings are due for delivery by 2024; and
•a decrease of $1.2 million in commitment fees during 2023.

Equity results of associated companies

(in thousands of $)	2023	2022	Change
Equity results of associated companies	12,316	40,793	(28,477)
Equity results of associated companies decreased by $28.5 million in 2023 compared to 2022. This was primarily due to recognizing a total equity in earnings from our investment in SwissMarine Pte. Ltd. ("SwissMarine") which amounted to $5.0 million in 2023 compared to an equity in earnings of $21.5 million in 2022. We also recognized a total equity in earnings of $7.3 million from our investment in TFG Marine Pte Ltd ("TFG Marine") and United Freight Carriers LLC ("UFC") in 2023 compared to an equity in earnings of $19.3 million in 2022. The decrease in gains for SwissMarine, TFG Marine and UFC was due to a combination of factors, among others, a decrease in trading activity.

Gain (loss) on derivatives

(in thousands of $)	2023	2022	Change
Gain (loss) on derivatives	11,371	39,968	(28,597)

The gain on derivatives decreased by $28.6 million in 2023 compared with 2022 primarily due to a negative development in the change of fair value of our USD denominated interest rate swaps of $29.4 million. In addition, we had negative development for forward freight derivatives of $0.6 million. This was partly offset by a positive development for bunker derivatives of $1.1 million and foreign currency swaps of $0.2 million.

Gain (loss) on marketable equity securities

(in thousands of $)	2023	2022	Change
Gain (loss) on marketable equity securities	287	503	(216)

The gain on marketable equity securities in 2023 relates to our investment in Eneti Inc., a company engaged in marine based renewable energy. Until December 29, 2023, Eneti Inc. was listed on the New York Stock Exchange, measured at fair value, with changes in the fair value recognized in the Consolidated Statements of Operations.

Other financial items

(in thousands of $)	2023	2022	Change
Other financial items	(830)	(222)	(608)

Other financial items decreased by $0.6 million in 2023 compared with 2022 primarily due to a decrease of $0.7 million in other financial charges, offset by an increase of $0.1 million in bank charges.

For the discussion of our operating results in 2022 compared with 2021, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Recently Issued Accounting Standards

Refer to Note 3, "Recent Accounting Pronouncements", of "Item 18. Financial Statements".

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), payment of installments for newbuildings, activities relating to decarbonization, BWTS, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million undrawn revolving credit tranche under the $304 million facility and $25 million undrawn revolving credit tranche under the $175 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 11, "Cash, Cash equivalents and Restricted cash", for a description of our covenant requirements.

As of December 31, 2023 and 2022, we had cash and cash equivalents of $116.4 million and $134.8 million, respectively. In addition, as of December 31, 2023 and 2022, we had total restricted cash balances of $2.3 million and $3.3 million, respectively, primarily comprising of collateral deposits for derivative trading. As of December 31, 2023, cash and cash equivalents included cash balances of $72.9 million (December 31, 2022: $61.3 million), which are required to be maintained by the financial covenants in our loan facilities.

As of December 31, 2023, the Company had four Kamsarmax vessels under construction and outstanding remaining contractual commitments of $93.1 million due by the fourth quarter of 2024. The remaining commitments for the four remaining newbuildings will be partially financed with the $85.0 million sale and leaseback agreement signed in December 2023.

Other significant transactions subsequent to December 31, 2023, impacting our cash flows include the following:

•One of the four remaining Kamsarmax newbuildings was delivered in January 2024, and as a result the Company has drawn $20.0 million from the $85 million sale and leaseback facility.
•In February 2024, we signed a $360 million sustainability-linked credit facility to refinance the $304 million and $120 million facilities with total outstanding debt balance of $256.5 million as of December 31, 2023. Subsequent to year end, we drew down $310 million on the new facility. Similar to the $304 million facility, the new $360 million facility includes $50 million revolving credit tranche. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.
•In February 2024, we received credit approvals for a $180 million credit facility to refinance the six Newcastlemax vessels under the $233 million facility (with remaining balance of $181 million as of December 31, 2023). The financing has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum, and has an age adjusted amortization profile of 20 years. The financing is subject to customary documentation and closing procedures.
•In February 2024, the Company repaid in total $50 million under its $275 and $175 million revolving credit facilities, leaving total undrawn revolving credit tranche balance of $125 million.
•One Panamax vessel was delivered to its new owner in February 2024 and a net consideration of $15.8 million was received.
•On February 28, 2024, the Company announced a cash dividend of $0.30 per share in respect of the fourth quarter of 2023, which is payable on or about March 25, 2024, to shareholders of record on March 13, 2024. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend on or about March 27, 2024.

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

Summary of contractual obligations

As of December 31, 2023, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt	1,380,673	109,309	649,114	534,751	87,499
Operating lease obligations [1]	12,253	2,569	5,194	4,490	—
Finance lease obligations [2]	87,588	19,601	36,834	31,153	—
Ballast water treatment system commitments [3]	—	—	—	—	—
Scrubber commitments	—	—	—	—	—
Newbuilding commitments[4]	93,063	93,063	—	—	—
Interest on floating rate debt [5]	262,634	98,338	114,355	42,905	7,036
Interest on operating lease obligations[1]	2,021	821	921	279	—
Interest on finance lease obligations[2]	13,070	4,952	6,334	1,784	—
Total contractual cash obligations	1,851,302	328,653	812,752	615,362	94,535

1.As of December 31, 2023, we had one vessel under operating lease from SFL. The operating lease obligation for the SFL vessel excludes the purchase option exercisable at the end of the ten-year minimum term to buy back the vessel together with the seven finance leased vessels en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table above does not reflect the contingent profit sharing arrangement with SFL. See also Note 10, "Operating Leases", and Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
2.As of December 31, 2023, we held seven vessels under finance leases from SFL. The table above does not reflect the contingent profit sharing arrangement with SFL and purchase option. See also Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
3.As of December 31, 2023, we had no firm commitments to install ballast water treatment systems.
4.Newbuilding commitments represent remaining capital commitments relating to the last four out of ten Kamsarmax vessels for which we entered into seven contracts in 2021 and three contracts in 2022.
5.Interest on floating rate debt was calculated using the three-month USD SOFR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2023.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2023	2022	2021
Net cash provided by operating activities	266,337	503,387	560,398
Net cash provided by (used in) investing activities	(381,771)	72,816	(390,024)
Net cash provided by (used in) financing activities	95,997	(648,147)	(135,459)
Net change in cash, cash equivalents and restricted cash	(19,437)	(71,944)	34,915
Cash, cash equivalents and restricted cash at beginning of period	138,073	210,017	175,102
Cash, cash equivalents and restricted cash at end of period	118,636	138,073	210,017

Net cash provided by operating activities

We have significant exposure to the spot market as on average only nine of our 91 owned and leased vessels traded on long-term fixed rate time charter contracts during 2023. As of the date of this annual report, we have 12 vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into FFAs, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2023. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2023, compared with the actual rates achieved during 2023, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2023 was $266.3 million compared with $503.4 million and $560.4 million in the year ended December 31, 2022 and December 31, 2021, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR/SOFR, (v) the number of vessels drydocking in a period and (vi) change in other operating items.

The decrease in net cash provided by operating activities of $237.1 million in the year ended December 31, 2023 compared with the year ended December 31, 2022 was primarily driven by (i) impact by overall market conditions as reflected by decreased TCE income of $202.8 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $1.4 million negative result related to our fleet; sale of vessels and change in short-term trading activity, (iii) net positive effect of $0.3 million from change in operating assets and liabilities, (iv) negative effect of $57.7 million as a result of increased net interest costs, (v) negative effect of $9.0 million related to higher drydock costs in 2023 and (vi) a positive change of $33.7 million in other operating items.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $15,500 per day for our Capesize vessels and (ii) approximately $11,500 per day for our Panamax vessels. These are the daily rates our vessels must earn to cover current level operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense. As of March 20, 2024, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $24,000 per day and non-scrubber fitted Panamax vessels approximately $13,600 per day.

Net cash used in investing activities

Net cash used in investing activities was $381.8 million in 2023 and comprised primarily of:

•payments totaling $291.3 million for six scrubber fitted Newcastlemax vessels acquired from H-Line and delivered during the period;
•payment of $177.9 million in installments and supervision fees relating to ten Kamsarmax newbuilding contracts; and
•other investing cash outflows of approximately $8.3 million mainly related to payments for the installation of ballast water treatment systems and scrubbers on the existing fleet.

This was partially offset by the following:
•proceeds from the sale of Golden Feng and Golden Shui of $43.6 million;
•proceeds from the sale of Golden Suek and Golden Strength of $30.1 million;
•proceeds from the sale of Golden Hawk of $21.2 million; and
•repayment of a shareholder loan by TFG Marine of $0.9 million.

Net cash provided by financing activities

Net cash provided by financing activities in 2023 was $96.0 million and were comprised of:
•full draw down on the $250.0 million credit facility entered in January 2023 to refinance three older facilities;
•a $214.6 million drawdown on the $233.0 million facility entered into to finance acquisitions of six Newcastlemax vessels acquired from H-Line in 2023;
•a full drawdown on the new $80.0 million facility for the first four Kamsarmax newbuildings delivered during 2023;
•a full drawdown on the new $40.0 million facility for the two Kamsarmax newbuildings delivered later in 2023; and
•$50.0 million drawdown on our revolving credit facilities.

This was partially offset by:
•$230.5 million repayment of outstanding debt in connection with refinancing of the $93.75 million facility, the $131.79 million facility and the $155.3 million facility;
•ordinary repayment of long-term debt of $104.2 million;
•$25.0 million repayment of our revolving credit facility;
•$25.8 million debt repayment on the $233.0 million debt facility as a result of the sale of Golden Feng and Golden Shui previously securing the facility;
•repayments of $40.6 million in finance lease obligation, including repayment of Golden Hawk finance lease;
•$4.9 million in debt fees paid in connection with the new $250.0 million, $80.0 million and $40.0 million credit facilities;
•distributions of $100.0 million in cash dividends to our shareholders; and
•$8.4 million in share repurchase payments.

Cash Flows for the Years ended December 31, 2022 and 2021

See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2022" in our annual report on Form 20-F for the year ended December 31, 2022 for a discussion of our cash flows for 2022. For a discussion of our cash flows for 2021 please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2021" in our annual report on Form 20-F for the year ended December 31, 2021.

Borrowing Activities

A summary of our interest bearing loans and borrowings, including lease financing, as of December 31, 2023 is as follows:

$85.0 million lease financing
In December 2023, we signed a sale and leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight-line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of December 31, 2023, there were no amounts drawn under the facility. With reference to Note 29, "Subsequent Events", one of the Kamsarmax newbuildings was delivered in January 2024, and as a result we have drawn $20.0 million from the facility.

$40.0 million term loan facility
In July 2023, we entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. Repayments are made on a quarterly basis from fourth quarter of 2023 onward, with a balloon payment of $26.5 million at maturity. During 2023, $0.5 million was repaid and there was no available undrawn amount.

$80.0 million term loan facility
In April 2023, we signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. During 2023, $2.0 million was repaid and there was no available undrawn amount.

$233.0 million term loan facility
In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The new financing has an interest rate of SOFR plus 190 basis points and matures in the first quarter of 2025. As of December 31, 2023, all six vessels were delivered, and we drew down $214.6 million on the facility. During the year ended December 31, 2023, we entered into and finalized the sale of Golden Feng and Golden Shui, vessels which served as collateral for the $233.0 million facility. As such, following the completion of the sale, the undrawn commitment of the facility was reduced by $17.8 million and the remaining sales proceeds of $25.8 million were used to prepay the debt under the $233.0 million facility. During 2023, $33.2 million was repaid and there was no available undrawn amount. In February 2024, with reference to Note 29, "Subsequent Events", we received credit approvals for the facility. The new $180.0 million credit facility has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum.

$250.0 million term loan facility
In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three ($93.75 million, $131.79 million and $155.3 million) credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The facility has an interest rate of SOFR plus a margin of 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels. During 2023, $26.0 million was repaid, which included repayment of debt in connection to the sale of Golden Suek amounting to $8.0 million. There was no available undrawn amount.

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility to refinance our obligations under the $420.0 million loan facility described below. The $420 million loan facility was secured by 14 Capesize vessels was scheduled to mature in June 2023. The facility bears an interest of SOFR plus a margin of 190 basis points. It also includes a $50.0 million non-amortizing revolving credit tranche. All tranches under the $275.0 million term loan facility and revolving credit tranche mature in May 2027, with a balloon payment of $170.0 million. Repayments are made on a quarterly basis from third quarter of 2022 onward. During 2023, $22.1 million, (2022: $11.1 million) was repaid and there was no available undrawn amount.

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears an interest of SOFR plus a margin of 216 basis points. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million (excluding revolving credit tranche). Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2023, $10.1 million (2022: $10.1 million) was repaid in regular repayments and $25.0 million was repaid on the revolving credit tranche, leaving an available undrawn amount of $25.0 million.

$260.0 million lease financing
In August 2021, we signed a sale and leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, bears an interest of SOFR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2023, $12.4 million (2022: $12.4 million) was repaid and there was no available undrawn amount.

$304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, bears an interest of SOFR plus a margin of 261 basis points. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2023, $18.7 million (2022: $18.7 million) was repaid in regular repayments. In 2021, we repaid the full $50.0 million revolving credit tranche, consequently leaving an available undrawn amount of $50.0 million.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of SOFR plus a margin of 251 basis points. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $52.4 million. During 2023, $5.0 million (2022: $17.5 million, which included repayment of debt in connection to the sale of Golden Ice and Golden Strength, amounting to $11.4 million) was repaid.

A summary of our interest bearing loans and borrowings, including lease financing, that has been refinanced during the year ended December 31, 2022 and 2023 is as follows:

$131.79 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted amortization profile. The facility carried interest of LIBOR (as a result of its discontinuation on June 30, 2023) plus a margin of 210 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $131.79 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $88.9 million (2022: $9.8 million) was repaid.

$93.75 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted amortization profile. The facility carried interest of LIBOR plus a margin of 215 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $93.75 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $70.7 million (2022: $6.6 million was repaid.

$155.3 million term loan facility (refinanced)
This facility had a five-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of LIBOR plus a margin of 210 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $155.3 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $70.9 million was repaid, which included repayment of debt in connection to the sale of Golden Feng and Golden Shui, amounting to $19.0 million. During 2022, $50.7 million was repaid, which included repayment of debt in connection to the sale of Golden Endeavour, Golden Empress, Golden Enterprise, Golden Cecilie and Golden Cathrine, amounting to $41.1 million.

$420.0 million term loan facility (refinanced)
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

In May 2022, we fully repaid the outstanding amounts under the $420.0 million term loan facility and drew down on the new $275.0 million term loan and revolving credit facility described above. In total, during 2022, $280.4 million was repaid.

As of December 31, 2023, for all our term loans, the reference rate has been changed from LIBOR to three months SOFR rate and adjusted by 26.1 basis points. In order to simplify the accounting impacts, for all agreements, where the reference rate was updated in 2023, we applied an optional expedient pursuant to ASC 848 Reference Rate Reform and accounted for modifications of debt as if the modification was not substantial.

See Note 20, "Debt", to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 130% of the loan outstanding, depending on the facility (for $304 million loan facility, the value should not fall below 135%. For $40 million loan facility, the value should not fall below 125%. For $233 million loan facility, the value should not fall below 120%. For $260 million and $85 million lease financings, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $72.9 million of cash and cash equivalents as of December 31, 2023 (December 31, 2022: $61.3 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2023, we were in compliance with all of the financial and other covenants contained in our loan and lease agreements.

Equity Issuances

Please see "Item 10. Additional Information - A. Share Capital."

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market conditions were relatively subdued in a majority of 2023, based on data reported from the Baltic Exchange, as the market continued to absorb the prospect of a broad economic slowdown and port congestion retreating to normalized levels. Additionally, the re-opening of the Chinese economy did not immediately yield a strong increase in demand. Nevertheless, freight rates, particularly for large vessel segments, were sufficient to generate profitable results in 2023.

According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize vessel were $16,389 per day for 2023 compared with $16,177 per day for 2022. For a Panamax vessel, average earnings for 2023 were $12,854 per day compared with $20,736 per day in 2022. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) averaged 86.8% in 2023, a decrease from 88.5% in 2022. Global fleet utilization in the first half of 2023 was 85.1%, compared to 88.4% in the second half of the year, as Chinese commodity imports began to rise and certain trades generated increased tonne-mile demand. Notably, the impact of pandemic-related disruptions on fleet efficiency and utilization was not a factor in 2023 following the sharp drop and ultimate normalization of global port congestion.

As the year 2023 began, China’s shift in COVID-19 policies pointed to a significant resurgence in global commodity demand. After absorbing seasonal pressure in the first few months of the year, freight rates, particularly in the small size vessel segments, were negatively impacted by the continued easing of port congestion in the second quarter of 2023. Port congestion decreased sequentially each month of the quarter before bottoming out at normalized levels. This coincided with a period of turmoil and uncertainty in the global banking system, which was highlighted by notable regional bank collapses in the United States and the unexpected acquisition of troubled Credit Suisse Group AG by UBS Group AG. Upwards momentum of freight rates began to emerge in the second half of 2023 as the macroeconomic backdrop stabilized and tonne-mile demand increased, primarily driven by strong Chinese imports.

Broad-based expectations for a widespread global recession largely failed to materialize across developed economies, although inflation and high interest rates did impact industrial production. In 2023, central banks continued to raise interest rates, though at a slower pace than 2022, which saw a series of aggressive increases in interest rates in order to tame inflation. SOFR, which replaced LIBOR (after its discontinuation on June 30, 2023) as the benchmark for many adjustable-rate mortgages, business loans, and financial instruments traded on global financial markets, increased consistently throughout the course of the year, rising from 4.3% at the start of the year to 5.4% as of December 31, 2023.

The Chinese government continued to ramp up stimulus in the fourth quarter of 2023 after implementing measures in September to support the real estate sector by reducing mortgage rates and lowering minimum downpayment amounts for both first time buyers and second home buyers. The government issued one trillion yuan in local government bonds in October and then announced in November 2023 that it would provide at least the same amount in low-cost financing to renovate urban villages and build new affordable housing. This rapid increase in stimulus is expected to support the domestic construction sector in 2024. Infrastructure investment, which generates strong demand for iron ore, is also set to benefit from the recent issuance of infrastructure bonds. Previously, stimulus had primarily focused on increasing demand outside of the real estate sector, which has positively impacted demand for various minor bulks, including bauxite.

Global steel production increased by 1.2% in 2023, following a 4.4% decrease in production in 2022. The increase was largely driven by year-over-year increases in production from China and India, which were partly offset by decreased European production. While Chinese steel production increased by 0.9% in 2023, domestic consumption lagged production, and net steel exports rose year-over-year. A growing amount of export volumes were destined for the Middle East and Central America, providing additional support for tonne-mile demand. Indian steel production rose by 12.4%, which was driven by government spending on infrastructure projects. The government of India is committed to an ambitious plan to double steel production by 2030. European steel production continued to suffer, declining by 8.2%, as industrial production was impacted by inflationary pressure and the higher interest rate environment. Steel production in Germany, Europe’s largest steel producer, decreased by 11.7%, reaching the lowest level since 2009.

Seaborne iron ore volumes increased by 4.2% in 2023 compared with 2022. Chinese iron ore imports increased by 6.5% in 2023 compared to 2022. Notably, iron ore exports from Brazil to China increased by 6.9% during the same period while exports from Australia to China increased by 0.9%. This had a positive impact on tonne-mile demand. As iron ore is primarily transported on Capesize vessels (89% of volume in 2023), the impact of longer trade routes positively impacted freight rates in this segment in 2023.

Transported volumes of coal globally increased by 8.6% in 2023 compared with 2022. This increase was largely attributable to a 51.1% year-over-year increase in imports by China. The surge in Chinese coal imports was primarily driven by a shortfall in hydroelectric power due to drought conditions. Likewise, in India, a reduced monsoon season hampered hydroelectric power, boosting already elevated thermal coal demand in a market where further growth in domestic supply is limited. Coking coal imports also increased by 3.1% in 2023 compared to 2022, reflecting an increase in industrial activity globally. Transportation of agribulks, which was resilient throughout the COVID-19 pandemic, and despite the impacts of the war in Ukraine, increased by 4.3% year-over-year in 2023.

According to industry sources, 4.5 million dwt in total was scrapped during 2023, which represents 0.6% of the fleet at the start of the year and marked a slight increase from the level of scrapping in 2022. Scrapping activity remained low in 2023 as fleet utilization remained high by historical standards and owners maintained their positive outlooks due to the prospect of the re-opening of the Chinese economy and the anticipated decline in the growth of the global fleet over the next two years. Freight rates were also sufficiently strong to maintain the profitability of older, less efficient vessels.

The price spread between high sulfur fuel and low sulfur fuel remained elevated in 2023, increasing as the year progressed. As a result, achieved earnings among vessels with different levels of fuel efficiency varied significantly. In 2023, the IMO has adopted rules aimed at accelerating greenhouse gas emissions to reach 2050 targets, which will put further pressure on the competitiveness of older vessels. In addition, vessel sailing speeds were persistently at low levels throughout 2023, down 2% compared to 2022.

The global fleet of dry bulk vessels amounted to 1003.0 million dwt at the end of 2023 compared with 972.5 million dwt at the end of 2022. Total deliveries of newbuildings amounted to 35.3 million dwt in 2023, which is equivalent to 3.6% of the fleet as of the start of the year. As of the end of 2023, the total orderbook was approximately 8.8% of the capacity on the water. Vessels scheduled for delivery in 2024 are estimated to constitute 2.8% of the sailing fleet on a gross basis, assuming no vessels are scrapped. Fleet growth is expected to grow by 3.0% in 2025 on a gross basis, assuming no vessels are scrapped. The combined impact of high fuel prices and incremental emissions-related regulations may lead to incremental scrapping in the coming years.

Asset prices for Capesize and Panamax vessels registered strong gains in 2023, following declines in asset values in 2022. The price spread between high sulfur fuel oil and very low sulfur fuel oil ended the year average nearly $200 per tonne in 2023, well above the average spread since the IMO 2020 regulations went into effect. Vessel owners will likely continue to place a premium on modern vessels under these circumstances. Newbuilding prices remained at historically high levels in 2023, with Capesize and Panamax newbuilding prices increasing by 10.7% and 6.0%, respectively, compared with 2022. Elevated steel prices and limited shipyard capacity due to significant vessel ordering in other segments, including LNG carriers, container vessels and car carriers have contributed to upwards pressure on newbuilding prices. The dry bulk orderbook in % of total fleet was at around 8.5% through 2023, and significantly lower than the 10-year average of 13.3%.

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

Impairment

The carrying values of our vessels, newbuildings and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels, newbuildings and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates and spot rates. As of December 31, 2023, we have not identified any impairment indicators relating to our owned vessels, newbuildings and right of use assets. We consider outlook for forward freight rates and external appraisals of our ships to be positive on both expectations of steady global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years.

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

In developing estimates of future cash flows for owned vessels and newbuildings, we must make assumptions about future performance, with significant assumptions being related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. In developing estimates of future cash flows for right of use assets, we must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. For owned vessels, newbuildings and leased assets, these assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third-party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable.

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

During the years ended December 31, 2023 and 2021, we recorded impairment losses of $11.8 million and $4.2 million, respectively, related to sales of vessels. No impairment loss was recorded during the year ended December 31, 2022.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	74	Director, Chairman
John Fredriksen	79	Director
James O'Shaughnessy	60	Director and Audit Committee Chairman
Ben Mills	54	Director
Cato Stonex	60	Director
Lars-Christian Svensen	38	Chief Executive Officer of Golden Ocean Management AS
Peder Simonsen	49	Chief Financial Officer of Golden Ocean Management AS

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

James O'Shaughnessy was appointed a director of the Board in September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline, SFL Corporation Ltd., Archer Limited, Avance Gas, CG Insurance Group and Catalina General. Mr. O'Shaughnessy also serves as a director for Brit Re.

Ben Mills was appointed a director of the Board in August 2021. Mr. Mills has extensive experience from the dry bulk market through tenures in Trafigura and the Baltic Exchange, particularly focusing on the Capesize segment. Mr. Mills is currently Head of Dry Cargo in Seatankers Management Ltd, an affiliate of Hemen, the Company's largest shareholder.

Cato Stonex was appointed a director of the Board in January 2024. Mr. Stonex has had a long career in fund management, initially with J Rothschild Investment Management. He was then a founder and partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of global equity mandates. THS was sold to GAM in 2016, after which he established Partners Investment Company, which focused on stock picking in small and mid-cap equities, largely in Europe. In 2021, Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. Mr. Stonex has also been involved in a range of other business areas. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee and is now an advisor to the Endowment Investment Committee. Mr. Stonex is closely involved with LSE Ideas, a leading academic think tank.

Lars-Christian Svensen has been Chief Executive Officer since January 2024. Prior to that, Mr. Svensen served as Interim Chief Executive Officer and Chief Commercial Officer of Golden Ocean Management AS. Prior to joining Golden Ocean, Mr. Svensen held various roles within Western Bulk including the Senior Vice President role in Norway and President for the company’s USA trading activities in Seattle. Prior to that he was working for Petredec as a downstream analyst and Cmarine shipbrokers as a tanker broker in Singapore. He holds a shipping degree from Merkantilt Institutt of Norway.

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

B.  COMPENSATION

During the year ended December 31, 2023, we paid aggregate cash compensation of approximately $3.3 million and an aggregate amount of approximately $66 thousand for pension and retirement benefits to our directors and executive officers. In addition, we recognized stock compensation expense of approximately $0.3 million in respect to options granted to our executive officers throughout 2023. Current average exercise price is $5.63 per option at the date of this annual report.

See Note 25, "Share Options", to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Plan, which permitted share options to be granted to directors, officers and employees of the Company and was applicable for the options granted in 2020.

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

We have established an audit committee comprising of Mr. O'Shaughnessy. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. Mr. O'Shaughnessy is the Audit Committee Financial Expert. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. For more information, please see "Item 6.A. Directors and Senior Management."

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment.

Clawback Policy

In November 2023, we adopted a policy regarding the recovery of erroneously awarded compensation ("Clawback Policy") in accordance with the applicable rules of The Nasdaq Stock Market and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended. In the event we are required to prepare an accounting restatement due to material noncompliance with any financial reporting requirements under U.S. securities laws or otherwise erroneous data or if we determine there has been a significant misconduct that causes material financial, operational or reputational harm, we shall be entitled to recover a portion or all of any incentive-based compensation provided to certain executives who, during a three-year period preceding the date on which an accounting restatement is required, received incentive compensation based on the erroneous financial data that exceeds the amount of incentive-based compensation the executive would have received based on the restatement.

The Audit Committee administers our Clawback Policy and has discretion, in accordance with the applicable laws, rules and regulations, to determine how to seek recovery under the Clawback Policy and may forego recovery if it determines that recovery would be impracticable.

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

D.  EMPLOYEES

As of December 31, 2023, we employed 38 people in our offices in Oslo and Singapore. We contract with independent ship managers to technically manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 20, 2024, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
John Fredriksen (2)	—	—
Ben Mills	—	—
James O'Shaughnessy	—	—
Cato Stonex	—	—
Peder Simonsen	500	(1)
Lars-Christian Svensen	—	—

1.Less than 1%.
2.See "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders."

Share Option Scheme
2016 Share Option Plan

Details of options to acquire our common shares by our directors and officers under the 2016 Plan as of March 20, 2024, were as follows:

Director or Officer	Number of outstanding options		Exercise price	Expiration Date
	Total	Vested
Lars-Christian Svensen	200,000	200,000	$5.72*	November 2025
Peder Simonsen	200,000	200,000	$5.55*	September 2025

*not adjusted for dividends. For all share options granted, the share options exercise price is adjustable for distribution of dividend before the share options are exercised. Accumulated dividends as of March 20, 2024 are approximately $4.80 per share.

BOARD DIVERSITY

On August 6, 2021, the SEC approved Nasdaq Listing Rule 5605(f) regarding board diversity. Under the rule, NASDAQ-listed companies, that are also Foreign Issuers, are required to include, or explain why it has not included (as the case may be), at least one "Diverse" director prior to December 31, 2023 and at least two "Diverse" directors by December 31, 2025. Under Nasdaq Listing Rule 5605(f)(2)(D), boards of directors composed of five or fewer members must have one director who is "Diverse." Companies, such as Golden Ocean, that have five members on its board of directors before becoming subject to this rule will not be required to have at least two members of its board of directors who are "Diverse" if it adds one "Diverse" director increasing the board to six members.

The composition of our Board does not currently include an individual who is "Diverse" under the Nasdaq Listing Rule 5605(f), as presented in the below Board Diversity Matrix.

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

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 20, 2024 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned
Hemen Holding Limited (1,2)	79,090,603	39.6%

(1) C.K. Limited is the trustee of two Trusts that indirectly hold all of the shares of Hemen, our largest shareholder. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the 79,090,603 of our common shares, representing 39.6% of our outstanding shares that are owned by Hemen. Mr. Fredriksen established the Trusts for the benefit of his immediate family. Beneficiaries of the Trusts do not have any absolute entitlement to the Trust assets and thus disclaim beneficial ownership of all of our common shares owned by Hemen. Mr. Fredriksen is neither a beneficiary nor a trustee of either Trust and has no economic interest in such common shares. He disclaims any control over and all beneficial ownership of such common shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.
(2) Percentage amount based on 199,628,293 which is 201,190,621 issued common shares, adjusted for 1,562,328 treasury shares as of March 20, 2024.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

B.  RELATED PARTY TRANSACTIONS

Our chief information security officer (CISO), who is employed by Front Ocean Management AS ("Front Ocean"), a related party, is responsible for assessing and managing cybersecurity threats, reporting cybersecurity updates and reporting to the Board material cybersecurity incidents. For more information on our cybersecurity risk management and strategy, please see "Item 16K. Cybersecurity".

See Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.

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

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As of the date of this Annual Report, the Company had 201,190,621 common shares issued, which includes 199,628,293 common shares outstanding, and an adjustment of 1,562,328 treasury shares. Our common shares have been quoted on the NASDAQ, since our initial public offering in February 1997 and traded under the ticker symbol "VLCCF". Following the completion of the Merger with the former Golden Ocean on March 31, 2015, our common shares began trading under the new ticker symbol "GOGL" on NASDAQ since April 1, 2015.

In April 2015, we obtained a secondary listing on the OSE. Trading in our common shares on the OSE commenced on April 1, 2015.

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Authorized Capitalization

Under our amended Memorandum of Association, our authorized share capital consists of 300,000,000 shares, $0.05 per share, of which 199,628,293 common shares were issued and outstanding and 1,562,328 were treasury shares as of the date of this annual report.

Our common shares are listed on NASDAQ under the symbol "GOGL" and on the OSE under the ticker code "GOGL".

For information on Issued and Authorized Share Capital, including Treasury Shares, see information disclosed in Note 24, "Share Capital, Treasury Shares and Dividends".

Our Share History

In February 2021, we announced a private placement of 54,207,547 new shares, or the Private Placement Shares, at NOK 53.00 per share, generating gross proceeds of NOK 2.9 billion (approximately $338 million). The Private Placement Shares were restricted shares in the U.S. and were subject to a six-month holding period during which they could not be traded in the U.S. There are currently no restrictions to the shares.

In March 2021, at a Special General Meeting, the shareholders approved to increase our authorized share capital from $10,000,000 divided into 200,000,000 common shares of $0.05 par value to $15,000,000 divided into 300,000,000 common shares of $0.05 par value.

In April 2021, we announced a subsequent offering, or the Subsequent Offering, of up to 2,710,377 new common shares at NOK 53.00 per share for gross proceeds of up to NOK 143.6 million (approximately $16.9 million). As with the Private Placement Shares, the Subsequent Offering Shares issued as a part of the Subsequent Offering were restricted shares in the U.S. There are currently no restrictions to the shares.

During 2021, several holders of share options granted in 2016 exercised options to acquire a total number of 190,000 shares in the Company in accordance with terms previously disclosed. The options exercised were settled with treasury shares.

In May 2022, several holders of share options granted in 2020 (the "2020 Share Option Grant") exercised options to acquire a total number of 450,000 shares in the Company in accordance with terms previously disclosed. The option exercised was settled with treasury shares.

In the year ended December 31, 2022, 400,000 common shares were repurchased under our 2022 share buy-back program.

In September 2023, 250,000 share options were exercised by an eligible holder of share options granted in 2020 and were settled by using treasury shares.

In the year ended December 31, 2023, 250,000 common shares were repurchased under our 2022 share buy-back program.

For overview of number of common shares outstanding, see information disclosed in 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers" and Note 24, "Share Capital, Treasury Shares and Dividends". There are no changes in the number of common shares outstanding from December 31, 2023 to the date of this report.

Reconciliation of the Number of Common Shares Outstanding as of the Date of this Annual Report

Shares outstanding at December 31, 2021	200,435,621
Number of common shares distributed in connection with the 2020 Share Option Grant	450,000
Number of common shares repurchased under the 2022 share buy-back program	(400,000)
Shares outstanding at December 31, 2022	200,485,621
Number of common shares distributed in connection with the 2020 Share Option Grant	250,000
Number of common shares repurchased under the 2022 share buy-back program	(1,107,328)
Shares outstanding at December 31, 2023	199,628,293
Shares outstanding at March 20, 2024	199,628,293

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

At our 2022 annual general meeting, the shareholders voted to amend our Bye-Laws (the "Second Amended and Restated Bye-Laws") to align the bye-laws of the Company with the bye-laws of other Hemen related companies.

To see the full text of our Second Amended and Restated Bye-Laws, please see Exhibit 1.5 attached to this annual report and our annual report on Form 20-F for the year ended December 31, 2022 filed with the Commission on March 16, 2023, and is hereby incorporated by reference into this annual report.

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

C.  MATERIAL CONTRACTS

Attached as exhibits to this annual report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" and "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Equity Issuances." Other than these contracts, we have no material contracts other than those entered in the ordinary course of business.

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

As an "exempted company", we are exempt from Bermuda laws which restrict the percentage of share capital that may be held by non-Bermudians, but as an exempted company, we may not participate in certain business transactions including, among other transactions: (i) the acquisition or holding of land in Bermuda (except that (a) required for its business and held by way of lease or tenancy for a term of not more than 50 years or (b) with the consent of the Minister of Finance of Bermuda, by way of lease or tenancy for a term not of not more than 21 years in order to provide accommodation or recreational facilities for our officers and employees) without the express authorization of the Bermuda legislature; (ii) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 without the consent of the Minister of Finance of Bermuda; (iii) the acquisition of any bonds or debentures secured on any land in Bermuda except bonds or debentures issued by the Government of Bermuda or by a public authority in Bermuda; or (iv) the carrying on of business of any kind in Bermuda, except in so far as may be necessary for the carrying on of its business outside Bermuda or under a license granted by the Minister of Finance of Bermuda.

The Bermuda government actively encourages foreign investment in "exempted" entities like us that are based in Bermuda but do not operate in competition with local business. In addition to having no restrictions on the degree of foreign ownership, we are subject neither to taxes on our dividends nor to any exchange controls in Bermuda. In addition, there is no capital gains tax in Bermuda, and profits can be accumulated by us, as required, without limitation. There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

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

For our 2023 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were "primarily and regularly" traded on the NASDAQ, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code. We intend to take this position on our 2023 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.

Under the Treasury Regulations, stock of a corporation will be considered to be "primarily traded" on an established securities market in a country (such as NASDAQ) if the number of shares of such class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares of such class that are traded during that taxable year on established securities markets in any other single country. Currently, our common shares are primarily traded on the NASDAQ Global Select Market for purposes of the "primarily traded" test.
Under the Treasury Regulations, stock of a corporation will be considered to be "regularly traded" on an established securities market if one or more classes of stock of the corporation representing more than 50% of the total combined voting power of all classes of stock entitled to vote and of the total value of the stock of the corporation are listed on such market during the taxable year. Since our common shares, which constitute more than 50% of the total combined voting power and total value of our stock, are listed on the NASDAQ, we will satisfy the listing requirement.
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
Notwithstanding the foregoing, the Treasury Regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class of stock are owned, actually or constructively, under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of the outstanding shares of such class of stock, which we refer to as the 5 Percent Override Rule.
For purposes of determining the persons that own 5% or more of our common shares ("5% Shareholders"), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2023 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule. for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Taxation of United States Holders

The following is a discussion of the material United States federal income tax considerations relevant to an investment decision by a United States Holder, as defined below, with respect to the common shares. This summary is not intended to be applicable to all categories of investors, such as dealers in securities, traders in securities that elect the mark-to-market method of accounting, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold common shares as part of a straddle, conversion transaction or hedge, persons who own, directly or constructively, 10% or more of our outstanding stock, persons deemed to sell common shares under the constructive sale provisions of the Code, United States Holders whose "functional currency" is other than the United States dollar, persons required to recognize income for U.S. federal income tax purposes no later than when such income is reported on an "applicable financial statement", persons subject to the "base erosion and anti-avoidance" tax, or holders subject to the alternative minimum tax, each of which may be subject to special rules. In addition, this discussion is limited to persons who hold common shares that are listed on the NASDAQ as "capital assets" (generally, property held for investment) within the meaning of Code Section 1221. This summary does not contain a detailed description of all the United States federal income tax consequences to United States Holders in light of their particular circumstances and does not address the Medicare tax on net investment income, or the effects of any state, local or non-United States tax laws. You are encouraged to consult your own tax advisor concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common shares.

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

As of the date of this document, there is no Bermuda withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by non-residents of Bermuda in respect of capital gains realized on a disposition of the Company's common shares or in respect of distributions by us with respect to the Company's common shares. This does not, however, apply to the taxation of persons ordinarily resident in Bermuda. Bermuda holders should consult their own tax advisors regarding possible Bermuda taxes with respect to dispositions of, and distributions on, the Company's common shares.

The Minister of Finance in Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended (the "Tax Protection Act") has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by us in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, we may become subject to taxation in Bermuda after March 31, 2035.

On December 27, 2023 the Bermuda Corporate Income Tax Act of 2023 (the "Corporate Income Tax Act") became law in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax. The tax is effective beginning on or after January 1, 2025. The Bermuda corporate income tax regime will supersede the previously granted tax assurances which provided an exemption from corporate income taxes until March 31, 2035. Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year ("Bermuda Constituent Entity Group"). Further, Bermuda Constituent Entity’s international shipping income and qualified ancillary international shipping income shall be excluded from the computation of its taxable income or loss. In order for a Bermuda Constituent Entity’s international shipping income and ancillary international shipping income to qualify for the exclusion from its net taxable income or loss under this section, the Bermuda Constituent Entity must demonstrate that the strategic or commercial management of all ships concerned is effectively carried on from or within Bermuda. We believe that we will qualify for international shipping income exclusion.

Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Corporate Income Tax Act (foreign tax credits) or as prescribed by regulation by the Minister of Finance of Bermuda (qualified refundable tax credits).

Qualified refundable tax credits, to be developed in 2024, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance of Bermuda has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

Liberian Taxation

Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977.

Marshall Islands Taxation
Because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of the Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law.

Changes in Global Tax Laws

In October 2021, over 135 jurisdictions had agreed to update the international tax system to address concerns over unequal distribution of income. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation to amend their local tax laws. The rules have two main charging provisions: Income Inclusion Rule and Undertaxed Profit Rule.

The Income Inclusion Rule applies on a top-down basis, giving the ultimate parent entity country, or an intermediate parent entity country, the right to collect top-up tax for underlying foreign operations, unless the tax is collected in the foreign country. Bermuda, where we are incorporated, has not to date proposed to implement BEPS Pillar Two rules, and therefore Income Inclusion Rule will not be applicable to Golden Ocean Group Limited and is not expected to apply for any intermediary parent entity in the Group. Norway and the UK has implemented the Income Inclusion Rule effective from 2024, but the Golden Ocean group entities located in Norway and UK are not parent to any subsidiaries.

Undertaxed Profit Rule means that any shortfall in tax will be collected in a jurisdiction that has implemented the under taxed payments rule and in which the Group has operating subsidiaries. Under our current group structure, Undertaxed Profit Rule will be applicable for Singapore, Norway and UK companies. We do not expect Undertaxed Profit rules to be implemented before 2025 for either Singapore, Norway or UK.

Further, in accordance with BEPS Pillar Two rules, qualified international shipping income and qualified ancillary international shipping income shall be excluded from the computation of taxable income or loss, providing that commercial or strategic management is carried out from the jurisdiction where the entity is located.

The Company is in the process of evaluating the impact of BEPS Pillar Two and expects to apply the international shipping exemption.

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

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long-term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD SOFR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

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

Our variable rate borrowings as of December 31, 2023 amounted to $1,370.1 million compared to $1,120.9 million as of December 31, 2022 and bear interest at SOFR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2023, the floating rate on a total notional principal amount of $650 million (December 31, 2022: $500 million) was swapped to fixed rate.

As at December 31, 2023, a notional principal amount of $650 million, with SOFR as reference rate, had a weighted average fixed interest rate of 2.07%. As at December 31, 2022, a notional principal amount of $400 million, with LIBOR as reference rate, had a weighted average fixed interest rate of 1.80%. In addition, as at December 31, 2022, a notional principal amount of $100 million, with SOFR as reference rate, had a weighted average fixed interest rate of 1.97%.

As at December 31, 2023 and 2022, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2023	2022
Interest rate swaps - asset positions	27,930	32,858
Interest rate swaps - liability positions	—	—

During 2023, we recorded a net gain on interest rate swaps of $10.8 million in the consolidated statements of operations, which resulted from unrealized loss of $4.9 million (change in fair value), offset by realized gain (interest expense) of $15.7 million. During 2022, we recorded a net gain on interest rate swaps of $40.1 million in the consolidated statements of operations, which resulted from unrealized gain of $40.6 million (change in fair value), partially offset by realized loss (interest expense) of $0.5 million.

As at December 31, 2023, our estimated interest expense until the maturity of our floating-rate long-term debt based on the applicable three-month USD SOFR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD SOFR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2024	98,338	111,957	13,619
2025	70,915	81,871	10,956
2026	43,440	50,949	7,509
2027	28,775	34,011	5,236
2028	14,130	16,749	2,619
Thereafter	7,036	8,376	1,340
	262,634	303,913	41,279

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

Foreign currency Swap Agreements
As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million. As of December 31, 2022, we had contracts to swap USD to NOK for a notional amount of $0.2 million. As of December 31, 2023, the fair value of our swaps was a receivable of $0.1 million (2022: liability of $10 thousand). In 2023, we recorded total net gain on our foreign currency swaps of $0.1 million (2022: loss of $0.1 million).

Inflation
Inflation has only had a moderate effect on our expenses given current economic conditions. Significant global inflationary pressures (such as various economic stimuli and the war between Russia and the Ukraine) increase operating, voyage, general and administrative, and financing costs. However, in the event of a shipping downturn, costs subject to inflation can usually be controlled as shipping companies typically monitor costs to preserve liquidity and encourage suppliers and service providers to lower rates and prices.

Inflationary effects were immaterial in the period ended December 31, 2023. In particular, we have observed inflation affecting ship operating expenses, mainly crew costs and spares; however, these effects were not material in comparison to our total ship operating expenses ($4.3 million increase in running expenses).

The impact that inflation will have on our future financial and operational results, which could be material, will depend on the overall macroeconomic environment and duration and severity of the Russian-Ukrainian War. For 2024 we expect a further increase in crew expenses of up to 4%, due to Russian seafarers no longer being present in the global pool, which decreases the overall number of seafarers in the world. There will, therefore, be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. Further, to stay compliant with environmental requirements, we expect to continue to incur additional drydock costs per vessel of up to approximately 20% in 2024 (for cargo hold maintenance and hull/cargo sand blasting and painting).

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

As of December 31, 2023, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes (December 31, 2022: outstanding bunker swap agreements for about 26.8 thousand metric tonnes). As of December 31, 2023, the fair value of our bunker swaps was a receivable of $25.0 thousand and a payable of $0.2 million. In 2023, we recorded a total net gain on our bunker swaps of $1.6 million. In 2022, we recorded total net gain on our bunker swaps of $0.5 million.

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

In 2023, we recorded a net loss on our portfolio of FFA of $1.1 million (2022: net loss of $0.6 million).

Please see Note 27, "Financial Assets and Liabilities", to our Consolidated Financial Statements included herein for additional information on our financial instruments.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2023. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

b)   Management's annual report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) promulgated under the Exchange Act of 1934.

Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act of 1934, as of December 31, 2023. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2023.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers AS, an independent registered public accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, appearing under Item 18, "Financial Statements", and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2023 and 2022 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2023	2022
Audit Fees (a)	855	856
Audit-Related Fees (b)	5	68
Tax Fees (c)	—	—
All Other Fees (d)	—	—
Total	860	924

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2023 and 2022 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 4, 2022, we introduced a share buy-back program (the "2022 share buy-back program") of up to $100.0 million to purchase up to an aggregate of 10,000,000 of our common shares for a period up to 12 months. In October 2023, the existing share buy-back program was extended for an additional 12 months. In 2023, we acquired a total of 1,107,328 shares under the 2022 share buy-back program. The shares were acquired on the OSE and on the NASDAQ at an aggregate purchase price of $8.5 million. As of the date of this annual report, we have bought back an aggregate of 1,507,328 shares pursuant to the 2022 share buy-back program and hold 1,562,328 treasury shares.

The below table presents a summary of the common shares repurchased by the Company under the 2022 share buy-back program for the year ended December 31, 2023.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Common Shares Purchased		(b) Average Price Paid per Common Share		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs (1)(2)
	OSE	NASDAQ	OSE (in NOK)	NASDAQ (in USD)
January 1, 2023 – January 31, 2023	62,085	—	80.69	—	62,085	9,537,915
February 1, 2023 – February 28, 2023	—	—	—	—	—	—
March 1, 2023 – March 31, 2023	—	—	—	—	—	—
April 1, 2023 – April 30, 2023	—	—	—	—	—	—
May 1, 2023 – May 31, 2023	90,000	70,000	83.92	7.62	160,000	9,377,915
June 1, 2023 – June 30, 2023	390,343	369,900	81.76	7.70	760,243	8,617,672
July 1, 2023 – July 31, 2023	73,000	52,000	76.82	7.44	125,000	8,492,672
August 1, 2023 – August 31, 2023	—	—	—	—	—	—
September 1, 2023 – September 30, 2023	—	—	—	—	—	—
October 1, 2023 – October 31, 2023	—	—	—	—	—	—
November 1, 2023 – November 30, 2023	—	—	—	—	—	—
December 1, 2023 – December 31, 2023	—	—	—	—	—	—
Total	615,428	491,900	81.38	7.66	1,107,328	8,492,672

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
(2) From January 1, 2024 to the date of this annual report, the Company did not repurchase any shares pursuant to the 2022 share buy-back program.

See Note 24, "Share Capital, Treasury Shares and Dividends", to our audited Consolidated Financial Statements included herein for more information.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Our Board is currently comprised of five directors, three of whom are independent, including Ola Lorentzon, James O’Shaughnessy and Cato Stonex.

Executive Sessions. NASDAQ requires that independent directors meet regularly in executive sessions at which only independent directors are present. While Bermuda law and our Bye-laws do not require independent directors to regularly hold executive sessions, our independent directors regularly hold such sessions from time to time.

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

Audit Committee. NASDAQ requires, among other things, that a listed U.S. company have an audit committee consisting solely of independent directors who also satisfy the requirements of SEC Rule 10A-3 and who can read and understand fundamental financial statements. NASDAQ also requires that the audit committee have at least three members. As permitted under Bermuda law and our Second Amended and Restated Bye-Laws, our audit committee consists of one member of our Board, Mr. James O’Shaughnessy, the Audit Committee financial expert, who currently meet the independence requirements of SEC Rule 10A-3. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. For more information, please see "Item 6.A. Directors and Senior Management."

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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Not applicable.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Company’s cybersecurity risk management program consists of:

i.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework
ii.Detailed set of cybersecurity policies and procedures
iii.Investment in IT security and a cybersecurity team
iv.Engaging external cybersecurity service providers
v.Leverage third party cybersecurity tools and technologies
vi.Robust training plan for all its employees
vii.Governance - Board and management oversight

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

As part of the Company’s cybersecurity strategy, it continues to expand its investments in IT security, including to identify and protect critical assets, strengthen, monitor and alert its information security management system and engage with cybersecurity experts. The Company has a Chief Information Security Officer ("CISO"), who has served within the IT department of related parties for over 20 years and is a Certified Cyber Risk Officer. The Company holds regular cybersecurity meetings, led by its CISO who is employed by related party Front Ocean Management AS, to assess and manage cybersecurity threats and to provide cybersecurity updates to senior management and the Board of Directors. For a description of the relationship with Front Ocean Management AS, please see "Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions."

The Company has engaged a third-party IT cybersecurity firm to help integrate its information security management system to protect the Company’s operations. In addition, the third-party firm conducts risk and vulnerability assessments to identify cybersecurity weaknesses and recommend enhancements.

The Company leverages several third-party tools and technologies as part of its efforts to enhance its cybersecurity functions. This includes a third-party security firm which performs continuous vulnerability assessments on the Company’s IT infrastructure. The Company performs annual disaster recovery tabletop exercises with its IT hosting partner to prepare for a cyberattack on the Company’s IT infrastructure. As part of the Company’s established cybersecurity governance framework, the Company also assesses potential cybersecurity threats related to the third-party providers and counterparties.

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings and phishing tests to employees to increase awareness of cybersecurity threats.

Governance

The Board of Directors considers cybersecurity risk as part of its risk oversight function and oversees the Company’s cybersecurity risk exposures and the steps taken by management to monitor and mitigate cybersecurity risks. The Board of Directors ensures allocation and prioritization of resources and overall strategic direction for cybersecurity and ensures alignment with the Company’s overall strategy.

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who oversees a team of IT professionals, including third-party providers.

The CISO, working together with certain members of management and the IT department, is responsible for assessing and managing cybersecurity threats and for reporting cybersecurity threats and updates, including updates on monitoring cybersecurity incidents and strategies to prevent cybersecurity threats, to senior management, and to the Board of Directors on a quarterly basis or more often as needed.

Cybersecurity Threats

For the year ended December 31, 2023 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information - D. Risk Factors - "We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed."

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-46 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (2)
1.3	Certificate of Change of Share Capital (2)
1.4	Amended and Restated Bye-Laws (2)
1.5	Second Amended and Restated Bye-Laws (6)
2.1	Form of Common Share Certificate (3)
2.2	Description of Securities (5)
4.1	2016 Share Option Scheme (4)
8.1	Significant Subsidiaries
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(3)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 12, 2020.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 16, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Peder Simonsen
Peder Simonsen
Principal Financial Officer
Dated: March 20, 2024

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Assessment of impairment indicators for owned vessels, newbuildings and right of use assets

As described in Notes 2, 15, 16 and 17 to the consolidated financial statements, the Company’s Vessels and equipment, net, Newbuildings, and Finance leases, right of use assets, net, were USD 2,987,360 thousand, USD 54,777 thousand and USD 68,643 thousand, respectively, as of December 31, 2023. Management reviews the carrying values of the vessels, newbuildings and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators for owned vessels, newbuildings and right of use assets is a critical audit matter are that there was significant judgment by management when assessing the impairment indicators, which in turn led to a high degree of auditor judgment, effort and subjectivity in performing procedures and evaluating audit evidence obtained relating to management’s significant assumptions, such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment indicator assessment for owned vessels, newbuildings and right of use assets including controls over development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates. These procedures also included, among others, testing management’s process for assessing impairment indicators; testing the completeness, accuracy, and relevance of underlying data and evaluating the significant assumptions used by management. Evaluating management’s assumptions related to development of second hand vessel values based on appraisals of the ships, development of forward freight rates and spot rates involved (i) testing the assumptions used in the assessment to external data, (ii) evaluating management's assessment of the indicators and (iii) testing whether the assumptions were consistent with evidence obtained in other areas of the audit and third party industry information.

/s/ PricewaterhouseCoopers AS
Oslo, Norway
March 20, 2024

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except per share data)

	2023	2022	2021
Operating revenues
Time charter revenues (including related party amounts of $706, $2,033 and $13,281 for the years ended December 31, 2023, 2022 and 2021 respectively)	434,827	593,795	603,959
Voyage charter revenues (including related party amounts of $3,234, nil and nil for the years ended December 31, 2023, 2022 and 2021 respectively)	446,666	518,398	597,812
Other revenues	4,274	1,263	1,410
Total operating revenues	885,767	1,113,456	1,203,181

Gain on sale of assets	9,188	34,185	9,788
Other operating income (expenses), net - related party	—	(413)	(2,008)

Operating expenses
Voyage expenses and commissions	246,161	278,550	252,865
Ship operating expenses (including related party amounts of $3,184, $4,916 and $9,313 for the years ended December 31, 2023, 2022 and 2021 respectively)	251,950	225,971	208,894
Charter hire expenses (including related party amounts of $31,484, $37,328 and $60,885 for the years ended December 31, 2023, 2022 and 2021 respectively)	42,225	57,406	89,559
Administrative expenses	18,679	20,375	18,149
Impairment loss on vessels	11,780	—	4,187
Depreciation	135,548	129,839	123,699
Total operating expenses	706,343	712,141	697,353

Net operating income	188,612	435,087	513,608

Other income (expenses)
Interest income	4,717	2,345	484
Interest expense (including related party amounts of nil, nil and $3,395 for the years ended December 31, 2023, 2022 and 2021 respectively)	(103,664)	(56,248)	(39,909)
Share of results of associated companies	12,316	40,793	24,482
Gain on derivatives	11,371	39,968	30,465
Gain (loss) on marketable equity securities	287	503	(2,000)
Other financial items	(830)	(222)	477
Net other income (expenses)	(75,803)	27,139	13,999
Net income before income taxes	112,809	462,226	527,607
Income tax expense	541	379	389
Net income	112,268	461,847	527,218

Per share information:
Earnings per share: basic	$0.56	$2.30	$2.74
Earnings per share: diluted	$0.56	$2.29	$2.73
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2023 and 2022
(in thousands of $)

	2023	2022
ASSETS
Current assets
Cash and cash equivalents	116,382	134,784
Restricted cash	2,254	3,289
Marketable securities	—	2,187
Trade accounts receivable, net	29,809	14,950
Other current assets	47,812	54,430
Related party receivables	3,734	2,334
Derivative instruments receivable	12,480	12,262
Favorable charter party contracts	796	—
Inventories	40,887	45,434
Prepaid expenses	6,771	12,503
Voyages in progress	17,992	16,974
Total current assets	278,917	299,147
Vessels and equipment, net	2,987,360	2,665,785
Vessels held for sale	14,486	12,542
Newbuildings	54,777	91,898
Finance leases, right of use assets, net	68,643	83,589
Operating leases, right of use assets, net	9,538	15,646
Investments in associated companies	58,536	65,400
Related party receivables	—	837
Derivative instruments receivable	15,590	20,861
Favorable charter party contracts	755	—
Other long-term assets	416	1,586
Total assets	3,489,018	3,257,291
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	109,309	92,865
Current portion of finance lease obligations - related party	19,601	18,387
Current portion of operating lease obligations (including related party balances of $2,147 and $2,010 as of December 31, 2023 and 2022 respectively)	2,632	5,546
Derivative instruments payables	172	1,313
Unfavorable charter party contracts	2,496	—
Related party payables	9,157	9,492
Trade accounts payable	9,524	7,143
Accrued expenses	46,041	43,388
Other current liabilities	27,259	33,494
Total current liabilities	226,191	211,628
Long-term liabilities
Long-term debt	1,260,758	1,027,991
Non-current portion of finance lease obligations - related party	67,987	87,588
Non-current portion of operating lease obligations (including related party balances of $9,198 and $11,345 as of December 31, 2023 and 2022 respectively)	9,621	13,051
Other long-term liabilities	2,570	—

Total liabilities	1,567,127	1,340,258
Commitments and contingencies*
Equity
Share capital (Shares issued: 2023: 201,190,621. 2022: 201,190,621. Outstanding shares: 2023: 199,628,293. 2022: 200,485,621 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(11,527)	(5,014)
Additional paid in capital	1,124	851
Contributed capital surplus	1,582,257	1,582,257
Accumulated earnings	339,976	328,878
Total equity	1,921,891	1,917,033
Total liabilities and equity	3,489,018	3,257,291

*For details please refer to Note 28, "Commitments and contingencies".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2022 and 2021
(in thousands of $)

	2023	2022	2021

Net income	112,268	461,847	527,218
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation	135,548	129,839	123,699
Amortization of deferred charges	4,766	3,618	2,677
Gain from sale of vessels	(9,188)	(34,185)	(9,788)
Impairment loss on vessels	11,780	—	4,187
Share option expenses	273	566	620
Share of results of associated companies	(12,316)	(40,793)	(24,482)
Dividends received from associated companies	19,181	16,273	—
Amortization of charter party-out contracts	(1,419)	—	1,859
Mark to market (gain) loss on derivatives	3,912	(39,496)	(19,435)
Mark to market (gain) loss on marketable securities	(287)	(503)	2,000
Non-cash lease expense	(149)	(5,851)	(10,496)
Other	(1,168)	(518)	(235)
Changes in operating assets and liabilities, net:
Trade accounts receivable	(14,860)	13,889	(6,134)
Related party payables and receivables balances	(1,735)	902	(570)
Other receivables	9,072	(19,043)	(6,407)
Inventories	4,548	(2,051)	(18,219)
Voyages in progress	(1,018)	13,603	(17,141)
Prepaid expenses	5,731	(4,063)	2,001
Trade accounts payables	(1,219)	681	(11,939)
Accrued expenses	8,853	11,981	12,256
Other current liabilities	(6,236)	(3,309)	8,727
Net cash provided by operating activities	266,337	503,387	560,398
Investing activities
Dividends received from marketable equity securities	6	8	26
Proceeds from sale of shares in associated companies	—	937	937
Repayment of loans receivable from related parties	925	5,350	—
Additions to newbuildings (including related party amounts of $1,387, $455 and $116,445 for the years ended December 31, 2023, 2022 and 2021 respectively)	(177,931)	(56,028)	(152,460)
Purchase of vessels and equipment (including related party amounts of nil, nil and $286,894 for the years ended December 31, 2023, 2022 and 2021 respectively)	(299,612)	(5,003)	(292,539)
Proceeds from sale of vessels	94,841	127,552	54,012
Net cash provided by (used in) investing activities	(381,771)	72,816	(390,024)
Financing activities
Proceeds from long-term debt (including related party amounts of nil, nil and $62,975 for the years ended December 31, 2023, 2022 and 2021 respectively)	634,580	275,000	497,975

Repayment of long-term debt (including related party amounts of nil, nil and $413,600 for the years ended December 31, 2023, 2022 and 2021 respectively)	(385,413)	(417,217)	(628,900)
Repayment of finance leases (including related party amounts of $24,744, $29,059 and $32,237 for the years ended December 31, 2023, 2022 and 2021 respectively)	(40,568)	(29,059)	(32,237)
Debt fees paid	(4,917)	(2,750)	(4,466)
Net proceeds from share issuance	—	—	352,225
Share repurchases	(8,357)	(3,273)	—
Proceeds from exercise of share options	692	828	636
Distributions to shareholders	(100,020)	(471,676)	(320,692)
Net cash provided by (used in) financing activities	95,997	(648,147)	(135,459)
Net change in cash, cash equivalents and restricted cash	(19,437)	(71,944)	34,915
Cash, cash equivalents and restricted cash at beginning of year	138,073	210,017	175,102
Cash, cash equivalents and restricted cash at end of year	118,636	138,073	210,017

Supplemental disclosure of cash flow information:
Interest expenses paid, net of amounts capitalized	87,630	45,190	30,850
Income taxes paid	358	240	153

Details of non-cash investing and financing activities in the year ended December 31, 2023, 2022 and 2021 are given in Note 15, "Vessel and Equipment, Net", Note 16, "Newbuildings" and Note 26, "Related party transactions".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2023, 2022 and 2021
(in thousands of $, except number of shares)

	2023	2022	2021
Number of shares outstanding
Balance at beginning of year	200,485,621	200,435,621	143,327,697
Shares issued	—	—	56,917,924
Repurchases of shares	(1,107,328)	(400,000)	—
Distribution of treasury shares	250,000	450,000	190,000
Balance at end of year	199,628,293	200,485,621	200,435,621

Share capital
Balance at beginning of year	10,061	10,061	7,215
Shares issued	—	—	2,846
Balance at end of year	10,061	10,061	10,061

Treasury shares
Balance at beginning of year	(5,014)	(4,309)	(5,386)
Repurchases of shares	(8,357)	(3,273)	—
Distribution of treasury shares	1,844	2,568	1,077
Balance at end of year	(11,527)	(5,014)	(4,309)

Additional paid in capital
Balance at beginning of year	851	285	979
Shares issued	—	—	349,379
Stock option expense	273	566	620
Other	—	—	(22)
Reclassified to contributed surplus	—	—	(350,671)
Balance at end of year	1,124	851	285

Contributed capital surplus
Balance at beginning of year	1,582,257	1,762,649	1,732,670
Distributions to shareholders	—	(180,392)	(320,692)
Reclassified from additional paid in capital	—	—	350,671
Balance at end of year	1,582,257	1,582,257	1,762,649

Accumulated earnings (deficit)
Balance at beginning of year	328,878	160,055	(366,722)
Distributions to shareholders	(100,020)	(291,284)	—
Loss on distributed treasury shares	(1,150)	(1,740)	(441)
Net income	112,268	461,847	527,218
Balance at end of year	339,976	328,878	160,055
Total equity	1,921,891	1,917,033	1,928,741

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

In 2021, we acquired 15 modern dry bulk vessels and three newbuildings for a total consideration of $752 million from affiliates of Hemen. The acquisition was financed by $338 million in new equity capital and a $414 million debt facility provided by affiliates of Hemen.

As of December 31, 2023, we own and operate dry bulk carriers of primarily three sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 105,000 and 200,000 dwt, Panamax vessels (including Kamsarmax), which are vessels between 65,000 and 105,000 dwt. We operate through subsidiaries located in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and UK. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2023, we owned 83 dry bulk vessels and had construction contracts for four newbuildings. In addition, we had eight vessels chartered-in from SFL Corporation Ltd. ("SFL"), of which seven are chartered in on finance leases and one is chartered in on an operating lease. Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands or Hong Kong.

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

Several of our Capesize vessels operated under a pool arrangement for Capesize vessels with Capesize Chartering Ltd. ("CCL") until 2021. Revenues and expenses for our owned vessels generated through this pool arrangement were presented gross. We considered ourselves the principal under the charter parties with the customers for the vessels that operated under this pool arrangement, primarily because we considered ourselves to have control over the service to be transferred for the customer under the charter parties. CCL, as pool manager, calculated the total pool revenues, pool expenses and pool results based on each participant’s reported results. Based on the aggregated pool results as defined under the pool agreement and a pre-determined pool key, reflecting a vessel’s earning capacity, CCL calculated and allocated a pool result for each vessel. The difference between the calculated pool result for our owned vessels and the actual result from the charter party with the third party customer was a settlement amount with CCL in 2021. This settlement amount allocated under the pool arrangement, is presented as other operating income (expenses), net, in our consolidated statements of operations.

Our Ultramax vessels operated under a revenue sharing agreement ("RSA"), for Supramax vessels managed by C Transport Maritime S.A.M. ("CTM"), formerly known as C Transport Holding Ltd until 2021. Under this RSA, CTM performed both commercial and operational functions related to the contracts with the third party customers. CTM as manager, recorded all revenues and voyage expenses for all vessels under the arrangement which include vessels owned by third parties. The revenues and voyage expenses were pooled together, allocated and the net result were distributed to each participant under the arrangement in accordance with an agreed-upon formula. Under this RSA, CTM also operated and therefore controlled the use of our owned vessels included under the arrangement. As a result, the RSA for our vessels with CTM was considered to meet the definition of a lease. We accounted for the transactions with CTM as variable rate operating leases and recognized revenues for the applicable periods based on the net amount to be distributed by CTM.

Other revenues primarily comprise revenues earned from the commercial management of related party vessels, which are recognized on an accruals basis as the services are provided and performance obligations are met. Other revenues also include insurance proceeds.

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

Impairment of vessels, newbuildings and right of use assets
The carrying values of our vessels, newbuildings and right of use assets are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates and spot rates. If impairment indicators exist, we assess the recoverability of the carrying value of each asset on an individual basis. We assess recoverability of the carrying value of owned vessels and newbuildings on an individual basis by estimating the future undiscounted cash flows expected to result from the asset, including any remaining construction costs for newbuildings, and eventual disposal. Fair value for our owned vessels and newbuildings is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, owned vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For owned vessels, newbuildings and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, or the current carrying value plus future newbuilding commitments, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

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

Receivables
Trade receivables, other receivables and long-term receivables are presented net of allowances for credit losses.

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

Stock-based compensation
Stock based compensation represents the cost of vested and non-vested shares and share options granted to employees and to directors, for their services, and is included in "General and administrative expenses" in the consolidated statements of operations. The fair value of share options grants is determined with reference to option pricing models, and depends on the terms of the granted options. The fair value is recognized as compensation expense over the requisite service period for all awards that vest based on the ’straight-line method’ which treats such awards as a single award and results in recognition of the cost ratably over the entire vesting period.

Treasury shares
When the Company repurchases its share capital, the amount of the consideration paid is recognized as a deduction from equity and classified as treasury shares, pending future use. Treasury shares are recognized and measured at historic costs. In the event of a future resale, any price above the repurchase price would be allocated to additional paid in capital. Any price below the repurchase price would be first deducted from the amounts previously allocated to additional paid in capital, and the excess will be recognized as a reduction of retained earnings. The weighted average treasury shares reduce the number of shares outstanding used in calculating earnings per share.

Comprehensive income
The statement of comprehensive income presents the change in equity (net assets) during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by shareholders and distributions to shareholders. Reclassification adjustments are presented out of other comprehensive income on the face of the statement in which the components of other comprehensive income are presented or in the notes to the financial statements. The Company follows the provisions of ASC 220 "Comprehensive Income", and presents items of net income (loss), items of other comprehensive income ("OCI") and total comprehensive income in two separate and consecutive statements.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the CODM and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for interim periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The Company has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

On December 14, 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The guidance requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions. This guidance is effective for periods beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied either prospectively or retrospectively to all periods presented in the financial statements. The Company has not yet adopted this ASU and is in the process of evaluating the impact of the adoption of this pronouncement on its consolidated financial statements and related disclosures.

The Company has reviewed all other recently issued accounting pronouncements and has not identified any new or amended standards that would have a material impact on the Company's current accounting policies.

4. INCOME TAXES

Global Tax Laws
In October 2021, over 135 jurisdictions had agreed to update the international tax system to address concerns over unequal distribution of income. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on companies with revenues of at least €750 million effective from 2024. Various countries have either adopted implementing legislation or are in the process of drafting such legislation to amend their local tax laws. The rules have two main charging provisions: Income Inclusion Rule and Undertaxed Profit Rule.

The Income Inclusion Rule applies on a top-down basis, giving the ultimate parent entity country, or an intermediate parent entity country, the right to collect top-up tax for underlying foreign operations, unless the tax is collected in the foreign country.

Bermuda, where we are incorporated, has not to date proposed to implement BEPS Pillar Two rules, and therefore Income Inclusion Rule will not be applicable to Golden Ocean Group Limited and is not expected to apply for any intermediary parent entity in the Group. Norway and the UK has implemented the Income Inclusion Rule effective from 2024, but the Golden Ocean group entities located in Norway and UK are not parent to any subsidiaries.

Undertaxed Profit Rule means that any shortfall in tax will be collected in a jurisdiction that has implemented the under taxed payments rule and in which the Group has operating subsidiaries. Under our current group structure, Undertaxed Profit Rule will be applicable for Singapore, Norway and UK companies. We do not expect Undertaxed Profit rules to be implemented before 2025 for either Singapore, Norway or UK.

Further, in accordance with BEPS Pillar Two rules, qualified international shipping income and qualified ancillary international shipping income shall be excluded from the computation of taxable income or loss, providing that commercial or strategic management is carried out from the jurisdiction where the entity is located.

The Company is in the process of evaluating the impact of BEPS Pillar Two on its Financial Statements and expects to apply the international shipping exemption.

Bermuda
In 2023, 2022 or 2021 we were not required to pay taxes in Bermuda on either income or capital gains.

On December 27, 2023 the Bermuda Corporate Income Tax Act of 2023 (the "Corporate Income Tax Act") became law in response to the OECD’s Pillar Two global minimum tax initiative to impose a 15% corporate income tax. The tax is effective beginning on or after January 1, 2025. The Bermuda corporate income tax regime will supersede the previously granted tax assurances which provided an exemption from corporate income taxes until March 31, 2035. Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Corporate Income Tax Act if, with respect a fiscal year, such group has annual revenue of €750 million or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year ("Bermuda Constituent Entity Group"). Further, Bermuda Constituent Entity’s international shipping income and qualified ancillary international shipping income shall be excluded from the computation of its taxable income or loss. In order for a Bermuda Constituent Entity’s international shipping income and ancillary international shipping income to qualify for the exclusion from its net taxable income or loss under this section, the Bermuda Constituent Entity must demonstrate that the strategic or commercial management of all ships concerned is effectively carried on from or within Bermuda. We believe that we will qualify for international shipping income exclusion, and therefore there will be no material effect of enacted tax law on our financial statements.

The Company currently do not plan to apply the Economic Transition Adjustment ("ETA") provisions and, as such, the transitional opening tax loss carry forward period for the entities located in Bermuda was calculated starting January 1, 2019. In light of emerging guidance and uncertainty as to the potential impact for the Company, no decision has yet been taken as to whether to take advantage of available tax deductions arising from the transitional calculated losses carry forward or whether to elect the ETA provisions which will limit period of the transitional carry forward loss calculation from October 1, 2023.

In the event the Company makes a future decision to make use of the transitional losses carry forward calculation, it expects to have a potential deferred tax assets relating to these transition rules and elections available in the Bermuda corporate income tax legislation, but does not consider that taxable profits for 2025 and subsequent years can currently be considered to be sufficiently probable to allow for recognition of any potential deferred tax assets in the short term.

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

Other Jurisdictions
Our subsidiaries in Norway and UK are subject to income tax. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

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

For the years ended December 31, 2023 and December 31, 2022, no customer accounted for 10% or more of our consolidated revenues. For the year ended December 31, 2021, one customer accounted for 10% or more of our consolidated revenues in the amount of $117.7 million.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2023	2022	2021
Net income	112,268	461,847	527,218

(in thousands)	2023	2022	2021
Weighted average number of shares outstanding - basic	199,924	200,685	192,355
Dilutive impact of stock options	557	503	615
Weighted average number of shares outstanding - diluted	200,481	201,188	192,970

In September 2023, 250,000 share options held by the management were exercised and as of December 31, 2023 there are 400,000 outstanding options which are dilutive under the treasury stock method by 370,085 shares. As of December 31, 2022 and 2021, there were 650,000 and 1,100,000 outstanding options which were dilutive under the treasury stock method by 503,047 and 614,802 shares, respectively.

With reference to Note 24, "Share Capital, Treasury Shares and Dividends", in 2023, 2022, the Company acquired an aggregate of 1,107,328 and 400,000 of our own shares in open market transactions under our 2022 share buy-back program. All of the Company's own shares and distributions have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding in 2023, 2022 and 2021 by 1,266,619, 506,096 and 786,425 shares, respectively.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2023, 2022 and 2021:

(in thousands of $)	2023	2022	2021
Time charter revenues	434,827	593,795	603,959
Voyage charter revenues	446,666	518,398	597,812
Other revenues	4,274	1,263	1,410
Total operating revenues	885,767	1,113,456	1,203,181

In 2023, 2022 and 2021, we recognized a total of $24.5 million, $29.3 million and $49.1 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2023 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	434,827	—	434,827
Voyage charter revenues	—	446,666	446,666
Other revenues	—	4,274	4,274
Total operating revenues	434,827	450,940	885,767

Variable lease income included into our time-charter agreements amounted to $22.6 million, $18.9 million and $21.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $24.9 million of contract assets were capitalized in the year ended December 31, 2023 under "Other current assets", of which $21.3 million was amortized up to December 31, 2023, leaving a remaining balance of $3.6 million. In 2023, $4.9 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2022.

$29.5 million of contract assets were capitalized in the year ended December 31, 2022 under "Other current assets", of which $24.7 million was amortized up to December 31, 2022, leaving a remaining balance of $4.9 million. In 2022, 3.2 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2021. In 2021, we amortized an aggregate of $17.0 million of capitalized voyage expenses, or contract assets classified as other current assets.

No impairment losses related to capitalized fulfillment costs were recognized in any of the periods.

As of December 31, 2023, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2023	2022
Voyages in progress (contract assets)	15,651	14,690
Trade accounts receivable	11,066	4,468
Other current assets (capitalized fulfillment costs)	3,558	4,894
Total	30,275	24,052

As of December 31, 2023, we recorded $5.3 million (2022: $16.2 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2023, we recognized $16.2 million in revenue, which was deferred as at December 31, 2022, as the performance obligations were met. Credit loss allowance as of December 31, 2023 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2023.

With reference to Note 2, "Summary of significant accounting policies", we exited the CCL pool in 2021. Total revenues for 2021 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $378.7 million. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were nil for 2023, net negative $0.4 million and $2.0 million for 2022 and 2021, respectively. These amounts are presented under the line item "Other operating income (expenses), net - related party".

With reference to Note 2, "Summary of significant accounting policies", we exited the CTM RSA pool in 2021. Total lease revenues for 2021 relating to our owned Supramax vessels that were under the CTM RSA and which have been accounted for as operating leases were $17.3 million. There were no lease revenues relating to our owned Supramax vessels recognized for 2023 and 2022.

8. GAIN ON SALE OF ASSETS

With reference to Note 10, "Operating Leases", in September 2023, the Company entered into an agreement to sell a Supramax vessel(3), Golden Hawk, to an unrelated third party for $21.6 million. Upon delivery of the vessel in November 2023, we recorded a gain of $5.8 million from the sale.

In September 2023, the Company entered into an agreement to sell a Panamax vessel, Golden Suek, to an unrelated third party for a gross considerations of $15.0 million. Upon delivery of the vessel in September 2023, we recorded a gain of $0.8 million from the sale.

In November 2022, the Company entered into an agreement to sell a Panamax vessel, Golden Strength, to an unrelated third party for $15.6 million. Upon delivery of the vessel in January 2023, we recorded a gain of $2.6 million from the sale.

In November 2022, the Company entered into an agreement to sell a Panamax vessel, Golden Ice, to an unrelated third party for $14.6 million. Upon delivery of the vessel in December 2022, we recorded a gain of $2.8 million from the sale.

In June 2022, we entered into an agreement to sell two Ultramax vessels(4), Golden Cecilie and Golden Cathrine, to an unrelated third party for $63.0 million en-bloc. Upon delivery of the vessels, we recorded a gain of $21.9 million from the sale in the third quarter of 2022.

In February 2022, we entered into an agreement to sell three older Panamax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for $52.0 million en-bloc. Upon delivery of the vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

(3)Defined, together with Ultramax vessels, as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2023 we do not own or operate any Supramax vessels.
(4)Defined as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2023 we do not own or operate any Ultramax vessels.

9. IMPAIRMENT OF VESSELS

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. The vessels were delivered to their new owners in May 2023. In the first quarter of 2023, we recorded an impairment loss of $11.8 million in connection to the sale. No impairment on vessels was recorded in 2022.

10. OPERATING LEASES

As of December 31, 2023, we leased in one vessel (2022: one vessel) from SFL and no vessels from unrelated third parties (2022: one vessel), classified as operating leases. Additionally, as of December 31, 2023 and 2022, respectively, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, of which one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2023. With reference to Note 26, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease was $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments are adjusted if the actual three-month reference rate should deviate from a base reference rate of 0.4% and 0.233% per annum for LIBOR and SOFR, respectively. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. On September 30, 2023, the reference rate was changed from LIBOR to SOFR. This resulted in an average daily rate of $16,114 for SFL operating lease in 2023 and there was no profit share for all eight SFL vessels in 2023 ($3.0 million and $9.8 million in 2022 and 2021, respectively recorded as charter hire expense). Contingent or variable lease expense for the eight SFL leases was recorded in 2023 as interest expense of $2.5 million. In 2022 and 2021 we recorded the variable lease expense of $0.6 million and $2.0 million, respectively. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years and expires in 2028.

For the Ultramax vessel, Golden Hawk, which was chartered in from an unrelated third party, the daily rate was $13,200 until the expiration of the fixed term of the contract in the first quarter of 2022. Based on an agreement, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess should be paid to the lessor but limited to the agreed compensation of $1.75 million. In 2021, index linked compensation of $1.75 million was paid in full. In 2021 and 2022, we extended Golden Hawk lease for approximately two years in total by using the first and second extension options in the contract. The daily rates were $13,700 and $14,200 during the first and the second extension periods, respectively. In September 2023, the Company declared an option under the time charter contract to acquire the vessel at a net purchase price of $15.3 million. Back-to-back with entering into the purchase agreement, the Company entered into the sale agreement with an unrelated third party, for a total consideration of $21.6 million. As a result of declaring the purchase option, the Company included the option price of $15.3 million into lease asset and lease liability and reclassified the lease from operating lease to finance lease. In November 2023, we paid the full purchase price to the charterer and the vessel was delivered to us and recorded as vessel and equipment. Further, in November 2023, the vessel was sold and delivered to its new owners. Upon delivery of vessel to the buyer a gain of $5.8 million from the sale was recognized.

Admiral Schmidt and Vitus Bering are 2019-built 104,550 dwt ice-class vessels, chartered in 2019 on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day. In February 2022, we exercised the option to extend Admiral Schmidt and Vitus Bering contracts for one year each. In May 2022, we suspended time charter agreements with respect to Admiral Schmidt and Vitus Bering and redelivered the vessels to their owners, after understanding that those vessels were financed by owners as part of a sale-leaseback arrangement with a Russian-state owned entity. Exercise of extension options and suspension of the charter contract resulted in reassessment of the lease liability which was recorded as additions to right of use assets and right of use liabilities in the amount of $9.5 million during the first six months of 2022. As suspension agreement expired in November 2022 and vessels were not redelivered back to us, we are relieved from any duties, obligations, liabilities or commitments under the current contracts. In 2022, right of use assets, right of use liabilities and other contract related assets were written off and credited to charter hire expense in the total net positive amount of $2.0 million.

Based on the charterparty contracts for Admiral Schmidt and Vitus Bering, for certain trades, a profit-sharing scheme between charterers and the owners came into force. Up until May 2022, when the vessels were redelivered, we did not incur any expenses due to profit sharing schemes for these vessels.

For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $22.3 million, $17.3 million and $19.3 million of the non-lease component, or service element, under ship operating expenses for 2023, 2022 and 2021, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. Lease expenses of $0.6 million, $0.6 million and $0.5 million were recorded as administrative expenses in the Consolidated Statement of Operations for 2023, 2022 and 2021, respectively.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2021	12,181	3,381	2,308	2,095	19,965
Additions	—	3,081	9,484	—	12,565
Amortization	(1,820)	(2,698)	(1,456)	(574)	(6,548)
Modification	—	—	(10,336)	—	(10,336)
Balance as of December 31, 2022	10,361	3,764	—	1,521	15,646
Additions	—	14,549	—	—	14,549
Amortization	(1,820)	(2,032)	—	(524)	(4,376)
Impact of modification of operating leases	—	(16,281)	—	—	(16,281)
Balance as of December 31, 2023	8,541	—	—	997	9,538

With reference to description above, additions for Golden Hawk relate to declaring purchase option in the amount of $15.3 million decreased by $0.8 million as a result of reduction in charter hire period. The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In 2023, 2022 and 2021, we recorded no impairment of right of use assets for operating leases.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Admiral Schmidt and Vitus Bering Leases	Office Leases	Total
Balance as of December 31, 2021	15,892	3,630	7,176	2,069	28,767
Additions	—	3,081	9,484	—	12,565
Repayments	(2,537)	(2,874)	(2,214)	(606)	(8,231)
Modification	—	—	(14,446)	—	(14,446)
Foreign exchange translation	—	—	—	(58)	(58)
Balance as of December 31, 2022	13,355	3,837	—	1,405	18,597
Additions	—	14,549	—	—	14,549
Repayments	(2,010)	(2,105)	—	(501)	(4,616)
Impact of modification of operating leases	—	(16,281)	—	—	(16,281)
Foreign exchange translation	—	—	—	4	4
Balance as of December 31, 2023	11,345	—	—	908	12,253
Current portion	2,147	—	—	485	2,632
Non-current portion	9,198	—	—	423	9,621

Charter hire and office rent expense
The future minimum operating lease expense payments (including lease and non-lease components) under our non-cancelable fixed rate operating leases as of December 31, 2023 are as follows:

(in thousands of $)
2024	3,390
2025	3,306
2026	2,809
2027	2,809
2028 and thereafter	1,960
Total minimum lease payments	14,274
Less: Imputed interest	(2,021)
Present value of operating lease liabilities	12,253

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2023, the future rental payments include $1.1 million (2022: $1.7 million, 2021: $2.2 million) in relation to office rent costs and $13.2 million (2022: $19.9 million, 2021: $30.4 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases reflected as charter hire expense was $42.2 million in 2023 (2022: $57.2 million, 2021: $81.7 million), which included $35.5 million for short-term leases (2022: $50.1 million, 2021: $62.4 million). Total cash paid in respect of operating leases was $36.1 million in 2023 (2022: $66.7 million, 2021: $88.4 million). The weighted average discount rate in relation to our operating leases was 6.50%, 5.02% and 5.36% for 2023, 2022 and 2021, respectively. The weighted average lease term was 4.5, 4.7 and 4.5 years in 2023, 2022 and 2021, respectively.

Rental income
As of December 31, 2023, we leased out nine vessels on fixed time charter rates (2022: five vessels) and 31 vessels (2022: 30 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our operating leases as of December 31, 2023 are as follows:

(in thousands of $)
2024	56,650
2025	39,884
2026	342
2027	—
2028 and thereafter	—
96,876

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and as such essentially these contracts are operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of December 31, 2023, the cost and accumulated depreciation of the 40 vessels leased out to third parties, were $2,134.3 million and $475.0 million, respectively.

As of December 31, 2022, the cost and accumulated depreciation of the 35 vessels leased out to third parties, were $1,826.7 million and $404.1 million, respectively.

11. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2023, 2022 and 2021, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2023	2022	2021
Cash and cash equivalents	116,382	134,784	197,032
Short-term restricted cash	2,254	3,289	12,985
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	118,636	138,073	210,017

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt. We have covenanted to retain at least $72.9 million of cash and cash equivalents as of December 31, 2023 (as of December 31, 2022: $61.3 million and as of December 31, 2021: $69.5 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

12. MARKETABLE EQUITY SECURITIES

Our marketable securities consist of equity securities in Eneti Inc. ("Eneti"), a company engaged in marine based renewable energy. Eneti Inc. was listed on the New York Stock Exchange until December 29, 2023.

(in thousands of $)	2023	2022
Balance at start of year	2,187	1,684
Disposals	(2,474)	—
Unrealized gain (loss), net	287	503
Total marketable equity securities	—	2,187

In 2023, we have received approximately $6.4 thousand in dividends from our investment in Eneti (2022: $8.7 thousand). In December 2023, Eneti completed a merger, where each Eneti common stock with par value $0.01 per share, was converted into the right to receive $11.36755 per share in cash. As a result, investment was reclassified to other current assets as of December 31, 2023. The settlement was received in full in January 2024.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of allowance for expected credit losses.

(in thousands of $)	2023	2022	2021
Trade accounts receivable	30,231	15,397	29,135
Allowance for expected credit losses	(422)	(447)	(297)
Total trade accounts receivable, net	29,809	14,950	28,838

Movements in allowance for credit losses in the three years ended December 31, 2023 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2020	165
Additions charged to income	297
Deductions credited to trade receivables	(165)
Balance as of December 31, 2021	297
Additions charged to income	447
Deductions credited to trade receivables	(297)
Balance as of December 31, 2022	447
Additions charged to income	422
Deductions credited to trade receivables	(447)
Balance as of December 31, 2023	422

14. OTHER CURRENT ASSETS

(in thousands of $)	2023	2022
Capitalized fulfillment costs	3,558	4,894
Agent receivables	969	2,207
Advances	1,238	2,023
Claims receivables	8,784	5,967
Bunker receivables on time charter-out contracts	21,659	28,555
Other receivables	11,604	10,784
Total other current assets	47,812	54,430

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of December 31, 2023 and $46.3 thousands as of December 31, 2022.

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2021	3,435,885	(555,564)	2,880,321
Other additions	6,044	—	6,044
Disposals and transfer to Vessels Held for Sale*	(123,524)	30,358	(93,166)
Transfer to Vessels Held for Sale**	(17,627)	5,085	(12,542)
Depreciation	—	(114,872)	(114,872)
Balance as of December 31, 2022	3,300,778	(634,993)	2,665,785
Acquisition of vessels from H-Line	295,900	—	295,900
Purchase of Golden Hawk	15,300	—	15,300
Other additions	9,048	—	9,048
Disposals and transfer to Vessels Held for Sale*	(101,644)	30,335	(71,309)
Transfer from newbuildings	219,504	—	219,504
Transfer to Vessels Held for Sale**	(20,380)	5,894	(14,486)
Impairment	(11,780)	—	(11,780)
Depreciation	—	(120,602)	(120,602)
Balance as of December 31, 2023	3,706,726	(719,366)	2,987,360

*this line includes vessels sold and delivered to new owners during 2023 and 2022
**this line includes transfer to Vessels held for sale which are reflected on the balance sheet as of December 31, 2023 and December 31, 2022

As of December 31, 2023, we owned 19 Newcastlemaxes, 33 Capesizes and 31 Panamaxes (as of December 31, 2022: 13 Newcastlemaxes, 35 Capesizes and 27 Panamaxes).

In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024, and classified as held for sale as of December 31, 2023. With reference to Note 29, "Subsequent Events", the vessel was delivered in February 2024 and we recorded a gain of $1.4 million from the sale.

In September 2023, we entered into an agreement to sell one Panamax vessel, Golden Suek, to an unrelated third party for a gross consideration of $15.0 million. The vessel was delivered to its new owner in September 2023, upon which we recorded a gain of $0.8 million from the sale.

With reference to Note 10 "Operating Leases" and Note 17 "Finance Leases", in September 2023, we declared the purchase option for Golden Hawk in the amount of $15.3 million. We paid the full amount in November 2023, upon which finance lease was terminated and we recorded additions to vessels and equipment. Further, we sold the vessel to a third-party buyer in November 2023 and recorded a gain of $5.8 million from the sale.

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for an aggregate net sale price of $43.6 million. We recorded an impairment loss of $11.8 million in connection with the sale.

In February 2023, we entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of December 31, 2023, six vessels were delivered to us and full consideration was paid for these vessels.

The time charter contracts attached to the six Newcastlemax vessels delivered in the year ended December 31, 2023, were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for an aggregate sales price of $30.3 million. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million from the sale. Golden Ice was delivered to its new owner in December 2022, at which time we recorded a gain of $2.8 million.

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

With reference to Note 16, "Newbuildings", during the year ended December 31, 2023, six newbuildings were delivered to us and related accumulated costs were transferred to the "Vessel and equipment, net" in the total amount of $219.5 million.

In 2023, we capitalized a total of $3.1 million in relation to the installation of ballast water treatment systems ("BWTS") and $6.2 million in relation to the completed installation of scrubbers. In 2022 and 2021, we capitalized a total of $6.0 million and $2.9 million in relation to the installation of BWTS, respectively. We did not capitalize any amount in relation to the completed installation of scrubbers in 2022 and 2021.

Total depreciation expense for own vessels was $120.6 million, $114.9 million and $108.8 million in 2023, 2022 and 2021, respectively. For depreciation expense for finance leases, please refer to Note 17, "Finance Leases."

16. NEWBUILDINGS

Movements in the year ended December 31, 2023, are summarized as follows:

(in thousands of $)
Balance as of December 31, 2022	91,898
Installments paid	172,892
Capitalized interest expense	5,194
Other	4,297
Transfer to vessels and equipment	(219,504)
Balance as of December 31, 2023	54,777

In 2021 and 2022, we entered into agreements for the construction of ten high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessels. As of December 31, 2023, six vessels have been delivered, and with reference to Note 29, "Subsequent events", one 2021 ordered Kamsarmax vessel was delivered to us in January 2024. The three remaining vessels are expected to be delivered to us during 2024.

In 2023, we paid installments, net of commissions, in total of $172.9 million. In 2022, we paid installments, net of commissions, of $53.4 million. In 2023 and 2022, we capitalized interest expense of $5.2 million and $2.4 million, respectively, for our ten Kamsarmax newbuildings.

As of December 31, 2023, Kamsarmax newbuildings commitments amounted to $93.1 million. With reference to Note 20, "Debt", in December 2023, the Company signed an $85.0 million sale and leaseback agreement to partially finance four Kamsarmax newbuildings with 2024 delivery dates.

17. FINANCE LEASES

As of December 31, 2023, we held seven vessels under finance lease (December 31, 2022: seven vessels). With reference to Note 10, ''Operating Leases'', we have leased in eight vessels from SFL, a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2023. The daily time charter rate for vessels classified as finance lease was $19,135, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $16,435 up until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for a reference rate dependent variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 10, "Operating Leases". The average daily rate was calculated to be $17,649 for finance leases in 2023 and there was no profit share for all eight SFL vessels in 2023 ($3.0 million and $9.8 million in 2022 and 2021, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2023 as interest expense of $2.5 million. In 2022 and 2021 we recorded the variable lease expense of $0.6 million and $2.0 million, respectively. The lease term for these vessels has been determined to be 13 years and expires in 2028.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2022	98,535
Additions	—
Depreciation	(14,946)
Impairment	—
Balance as of December 31, 2022	83,589
Additions	16,281
Depreciation	(14,946)
Impairment	—
Disposal	(16,281)
Balance as of December 31, 2023	68,643

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2022	127,730
Additions	—
Repayments	(29,059)
Interest expense on obligations under finance lease	7,304
Balance as of January 1, 2023	105,975
Additions	16,281
Repayments	(40,568)
Foreign exchange translation	(198)
Interest expense on obligations under finance lease	6,098
Balance as of December 31, 2023	87,588
Current portion	19,601
Non-current portion	67,987

With reference to Note 10, "Operating Leases", upon declaring the purchase option for one Supramax vessel, Golden Hawk, we included the option price into lease asset and lease liability and reclassified the lease from operating lease to finance lease. Repayments of finance leases above includes repayment of $15.3 million for Golden Hawk upon purchase of the vessel in November 2023 before the end of the lease term.

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 4.6 years as of December 31, 2023. The weighted average discount rate was 6.3% and the weighted average lease term was 5.6 years as of December 31, 2022.

The outstanding obligations under finance leases as of December 31, 2023 are payable as follows:

(in thousands of $)
2024	24,553
2025	22,551
2026	20,617
2027	20,617
2028	12,320
Thereafter	—
Minimum lease payments	100,658
Less: imputed interest	(13,070)
Present value of obligations under finance leases	87,588

With regard to the eight SFL Capesize vessels, we have a purchase option of $112.0 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Our lease obligation is secured by the lessor's title to the leased asset.

18. VESSELS HELD FOR SALE

In December 2023, we entered into an agreement to sell a Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024 and was classified as held for sale as of December 31, 2023.

In November 2022, we entered into an agreement to sell a Panamax vessel, Golden Strength, to an unrelated third party for a total gross amount of $15.6 million. The vessel was delivered to its new owner in January 2023 and was classified as held for sale as of December 31, 2022.

19. INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2023, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2023	2022
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")*	15.92%	16.40%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%

* In March 2023, our ownership in SwissMarine was diluted from 16.4% to 15.92%.

Movements in investments in associated companies for the years ended December 31, 2023 and 2022 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	TFG Marine	Other	Total
Balance as of December 31, 2021	39,722	1,618	—	3	41,343
Distributions received from associated companies	(9,828)	(6,445)	—	—	(16,273)
Loss on disposal of associated companies	(891)	—	—	—	(891)
Share of income	22,434	9,039	10,211	—	41,684
Other	—	—	—	(463)	(463)
Balance as of December 31, 2022	51,437	4,212	10,211	(460)	65,400
Distributions received from associated companies	(7,803)	(6,513)	(4,865)	—	(19,181)
Loss on disposal of associated companies	(161)	—	—	—	(161)
Share of income	5,149	4,974	1,895	460	12,478
Other	—	—	—	—	—
Balance as of December 31, 2023	48,622	2,673	7,241	—	58,536

The following tables include summarized financial information provided by the associated companies including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other	Total
Current assets	480,769	791,526	1,272,295
Non-current assets	511,710	2,984	514,694
Total assets	992,479	794,510	1,786,989

Current liabilities	449,250	717,853	1,167,103
Long-term liabilities	237,793	13	237,806
Stockholders' equity	305,436	76,643	382,079

Percentage of ownership in equity investees	15.92%	1)
Equity investment of associated companies	48,625	9,804	58,429

Consolidation and reconciling adjustments:
Other	(3)	110	107
Investment in equity investees	48,622	9,914	58,536

(1) As of December 31, 2023, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2022 (in thousands of $)	Swiss Marine	Other	Total
Current assets	657,875	833,805	1,491,680
Non-current assets	531,832	683	532,515
Total assets	1,189,707	834,488	2,024,195

Current liabilities	702,795	719,308	1,422,103
Long-term liabilities	172,272	9,250	181,522
Stockholders' equity	314,640	105,930	420,570

Percentage of ownership in equity investees	16.40%	2)
Equity investment of associated companies	51,601	13,964	65,565

Consolidation and reconciling adjustments:
Other	(164)	(1)	(165)
Investment in equity investees	51,437	13,963	65,400

(2) As of December 31, 2022, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other	Total
Total operating revenue	1,900,669	6,434,643	8,335,312
Gain sale of vessel	—	—	—
Total operating expense	(1,918,480)	(6,379,671)	(8,298,151)
Net operating (loss) income	(17,811)	54,972	37,161
Net income	21,655	32,439	54,094

Percentage of ownership in investees	15.92%	3)
Equity in net income	3,447	7,223	10,670

Consolidation and reconciling adjustments:
Other	1,541	105	1,646
Equity in net income of associated companies	4,988	7,328	12,316

(3) In 2023, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2022 (in thousands of $)	Swiss Marine	Other	Total
Total operating revenue	2,568,524	7,602,558	10,171,082
Gain sale of vessel	—	—	—
Total operating expense	(2,360,220)	(7,447,540)	(9,807,760)
Net operating (loss) income	208,304	155,018	363,322
Net income	137,328	120,152	257,480

Percentage of ownership in investees	16.40%	4)
Equity in net income (loss of associated companies)	22,522	19,247	41,769

Consolidation and reconciling adjustments:
Other	(979)	3	(976)
Equity in net income (loss) of associated companies	21,543	19,250	40,793

As of December 31, 2021 (in thousands of $)	Swiss Marine	Other	Total
Total operating revenue	2,092,682	4,346,535	6,439,217
Gain sale of vessel	—	—	—
Total operating expense	(1,959,272)	(4,340,467)	(6,299,739)
Net operating (loss) income	133,410	6,068	139,478
Net (loss) income	138,831	(7,249)	131,582

Percentage of ownership in investees	17.50%	4)
Equity in net income (loss) of associated companies	24,295	133	24,428

Consolidation and reconciling adjustments:
Other	56	(2)	54
Equity in net income (loss) of associated companies	24,351	131	24,482

(4) In 2022 and 2021, our percentage of ownership in TFG Marine was 10.00% and in UFC 50.00%.

We have an equity investment of 15.92% in SwissMarine, a dry bulk freight operator. Our ownership in SwissMarine was diluted in March 2022 from 17.5% to 16.4% as a result of issuance of additional shares by SwissMarine to its employees, and in March 2023 from 16.4% to 15.92%. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine, which was partially repaid by SwissMarine in 2020 and remaining balance of subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in 2022. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels. As a result, we acquired a 10% interest in TFG Marine. We also provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan was fully repaid in February 2023. The loan had a five-year term and priced with an interest rate of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $2.7 million as of December 31, 2023.

In 2023, cash dividends received from equity method investees amounted to $19.2 million (2022: $16.3 million, 2021: nil).

20. DEBT

(in thousands of $)	2023	2022
$40.0 million term loan	39,500	—
$80.0 million term loan	78,000	—
$233.0 million term loan	181,368	—
$250.0 million term loan	224,021	—
$275.0 million term loan and revolving facility	241,830	263,943
$175.0 million term loan and revolving facility	127,297	112,387
$260.0 million lease financing	232,143	244,524
$304.0 million term loan and revolving facility	197,926	216,622
$131.79 million term loan	—	88,856
$93.75 million term loan	—	70,739
$155.3 million term loan	—	70,890
$120.0 million term loan	58,588	63,545
Total U.S. dollar denominated floating rate debt	1,380,673	1,131,506
Deferred charges	(10,606)	(10,650)
Total debt	1,370,067	1,120,856
Current portion of debt	(109,309)	(92,865)
Long-term portion of debt	1,260,758	1,027,991

Movements in 2023, 2022 and 2021 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance as of December 31, 2020	1,054,022	(8,539)	1,045,483
Loan repayments	(628,900)	—	(628,900)
Loan draw downs	848,601	—	848,601
Capitalization of debt issuance cost, net of amortization	—	(2,839)	(2,839)
Balance as of December 31, 2021	1,273,723	(11,378)	1,262,345
Loan repayments	(417,217)	—	(417,217)
Loan draw downs	275,000	—	275,000
Capitalized financing fees and expenses	—	(2,890)	(2,890)
Amortization of debt issuance cost	—	3,618	3,618
Balance as of December 31, 2022	1,131,506	(10,650)	1,120,856
Loan repayments	(385,413)	—	(385,413)
Loan draw downs	634,580	—	634,580
Capitalized financing fees and expenses	—	(4,722)	(4,722)
Amortization of debt issuance cost	—	4,766	4,766
Balance as of December 31, 2023	1,380,673	(10,606)	1,370,067

A summary of our interest bearing loans and borrowings, including lease financing, as of December 31, 2023 is as follows:

$85.0 million lease financing
In December 2023, we signed a sale and leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight-line amortization profile of 21 years and with purchase options throughout the term and at maturity. As of December 31, 2023, there were no amounts drawn under the facility. With reference to Note 29, "Subsequent Events", one of the Kamsarmax newbuildings was delivered in January 2024, and as a result we have drawn $20.0 million from the facility.

$40.0 million term loan facility
In July 2023, we entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. Repayments are made on a quarterly basis from fourth quarter of 2023 onward, with a balloon payment of $26.5 million at maturity. During 2023, $0.5 million was repaid and there was no available undrawn amount.

$80.0 million term loan facility
In April 2023, we signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. During 2023, $2.0 million was repaid and there was no available undrawn amount.

$233.0 million term loan facility
In March 2023, we entered into a $233.0 million two-year credit facility to partially finance the acquisition of six Newcastlemax vessels. The new financing has an interest rate of SOFR plus 190 basis points and matures in the first quarter of 2025. As of December 31, 2023, all six vessels were delivered, and we drew down $214.6 million on the facility. During the year ended December 31, 2023, we entered into and finalized the sale of Golden Feng and Golden Shui, vessels which served as collateral for the $233.0 million facility. As such, following the completion of the sale, the undrawn commitment of the facility was reduced by $17.8 million and the remaining sales proceeds of $25.8 million were used to prepay the debt under the $233.0 million facility. During 2023, $33.2 million was repaid and there was no available undrawn amount. In February 2024, with reference to Note 29, "Subsequent Events", we received credit approvals for the facility. The new $180.0 million credit facility has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum.

$250.0 million term loan facility
In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks to refinance three ($93.75 million, $131.79 million and $155.3 million) credit facilities with total outstanding debt balance of $230.4 million as of December 31, 2022. The facility has an interest rate of SOFR plus a margin of 185 basis points and matures in January 2028 and is secured by a fleet of 20 Capesize and Panamax vessels. During 2023, $26.0 million was repaid, which included repayment of debt in connection to the sale of Golden Suek amounting to $8.0 million. There was no available undrawn amount.

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility to refinance our obligations under the $420.0 million loan facility described below. The $420 million loan facility was secured by 14 Capesize vessels was scheduled to mature in June 2023. The facility bears an interest of SOFR plus a margin of 190 basis points. It also includes a $50.0 million non-amortizing revolving credit tranche. All tranches under the $275.0 million term loan facility and revolving credit tranche mature in May 2027, with a balloon payment of $170.0 million. Repayments are made on a quarterly basis from third quarter of 2022 onward. During 2023, $22.1 million, (2022: $11.1 million) was repaid and there was no available undrawn amount.

$175.0 million term loan facility
In August 2021, we entered into the $175.0 million loan facility refinancing six Newcastlemax vessels acquired from Hemen, previously financed under the $413.6 million loan agreement with Sterna Finance Ltd., a related party (the "Sterna Facility"). The $175 million loan facility has a five-year tenor and 19-year age adjusted repayment profile. The facility bears an interest of SOFR plus a margin of 216 basis points. It also includes a $50 million non-amortizing revolving credit tranche. All tranches under the term loan facility mature in August 2026, with a balloon payment of $77.1 million (excluding revolving credit tranche). Repayments of term loan are made on a quarterly basis from fourth quarter of 2021 onward. During 2023, $10.1 million (2022: $10.1 million) was repaid in regular repayments and $25.0 million was repaid on the revolving credit tranche, leaving an available undrawn amount of $25.0 million.

$260.0 million lease financing
In August 2021, we signed a sale and leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, bears an interest of SOFR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2023, $12.4 million (2022: $12.4 million) was repaid and there was no available undrawn amount.

$304.0 million term loan facility
In November 2020, we entered into the $304.0 million term loan and revolving credit facility to refinance our obligations under $425.0 million credit facility that was scheduled to mature in March 2021. This loan facility has been entered into with six reputable shipping banks, five of which were part of the group of banks that financed the $425.0 million credit facility and is secured by 14 Capesize vessels. The term loan facility of $254.0 million has a tenor of five years and a 20-year age adjusted repayment profile, bears an interest of SOFR plus a margin of 261 basis points. All tranches under the term loan facility mature in November 2025, with a balloon payment of $165.2 million. Repayments of term loan are made on a quarterly basis from first quarter of 2021 onward. The facility includes a non-amortizing revolving credit tranche of $50.0 million with maturity date in November 2025. During 2023, $18.7 million (2022: $18.7 million) was repaid in regular repayments. In 2021, we repaid the full $50.0 million revolving credit tranche, consequently leaving an available undrawn amount of $50.0 million.

$120.0 million term loan facility
In May 2018, we entered into a $120.0 million term loan facility to refinance 10 vessels and repay $58.3 million due under the $34.0 million term loan facility and the $82.5 million term loan facilities with maturity in 2018 and prepay the full outstanding amounts under our related party seller credit loans of $65.5 million. This facility bears interest of SOFR plus a margin of 251 basis points. Repayments are made on a quarterly basis from third quarter of 2018 onward. All tranches under the facility mature in April 2025, with a balloon payment of in total $52.4 million. During 2023, $5.0 million (2022: $17.5 million, which included repayment of debt in connection to the sale of Golden Ice and Golden Strength, amounting to $11.4 million) was repaid.

A summary of our interest bearing loans and borrowings, including lease financing, that has been refinanced during the year ended December 31, 2023 and 2022 is as follows:

$131.79 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted amortization profile. The facility carried interest of LIBOR (as a result of its discontinuation on June 30, 2023) plus a margin of 210 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $131.79 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $88.9 million (2022: $9.8 million) was repaid.

$93.75 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted amortization profile. The facility carried interest of LIBOR plus a margin of 215 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $93.75 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $70.7 million (2022: $6.6 million was repaid.

$155.3 million term loan facility (refinanced)
This facility had a five-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of LIBOR plus a margin of 210 basis points. In 2023, we refinanced and fully repaid the outstanding amounts under the $155.3 million loan facility and drew down on the $250.0 million loan facility described above. In total, during 2023, $70.9 million was repaid, which included repayment of debt in connection to the sale of Golden Feng and Golden Shui, amounting to $19.0 million. During 2022, $50.7 million was repaid, which included repayment of debt in connection to the sale of Golden Endeavour, Golden Empress, Golden Enterprise, Golden Cecilie and Golden Cathrine, amounting to $41.1 million.

$420.0 million term loan facility (refinanced)
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

In May 2022, we fully repaid the outstanding amounts under the $420.0 million term loan facility and drew down on the new $275.0 million term loan and revolving credit facility described above. In total, during 2022, $280.4 million was repaid.

As of December 31, 2023, for all our term loans, the reference rate has been changed from LIBOR to three months SOFR rate and adjusted by 26.1 basis points. In order to simplify the accounting impacts, for all agreements, where the reference rate was updated in 2023, we applied an optional expedient pursuant to ASC 848 Reference Rate Reform and accounted for modifications of debt as if the modification was not substantial.

Financial covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 130% of the loan outstanding, depending on the facility (for $304 million loan facility, the value should not fall below 135%. For $40 million loan facility, the value should not fall below 125%. For $233 million loan facility, the value should not fall below 120%. For $260 million and $85 million lease financings, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $72.9 million of cash and cash equivalents as of December 31, 2023 (December 31, 2022: $61.3 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2023 and December 31, 2022, we were in compliance with our covenants.

Deferred charges
Debt issuance costs of $10.6 million as of December 31, 2023 (2022: $10.7 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2023 is repayable as follows:

(in thousands of $)
2024	109,309
2025	477,584
2026	171,530
2027	217,789
2028	316,962
Thereafter	87,499
Total U.S. dollar denominated floating rate debt	1,380,673
Deferred charges	(10,606)
Total debt	1,370,067

Assets pledged
As of December 31, 2023, 83 vessels (2022: 74 vessels) with an aggregate carrying value of $2,987.4 million (2022: $2,665.8 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related to our floating rate debt (margin excluding SOFR) as of December 31, 2023 and 2022 was 2.05% and 2.01%, respectively.

21. ACCRUED EXPENSES

(in thousands of $)	2023	2022
Voyage expenses	14,427	18,197
Ship operating expenses	17,997	16,106
Administrative expenses	4,009	3,682
Tax expenses	518	381
Interest expenses	9,090	5,022
Total accrued expenses	46,041	43,388

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2023	2022
Deferred charter revenue	22,840	29,153
Payroll and employee tax	680	653
Bunker obligations on time charter out contracts	3,733	3,652
Other current liabilities	6	36
Total other current liabilities	27,259	33,494

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2023	2022
Interest rate swaps	27,930	32,858
Foreign currency swaps	—	—
Bunker derivatives	140	265
Forward freight agreements	—	—
Asset Derivatives - Fair Value	28,070	33,123

(in thousands of $)	2023	2022
Interest rate swaps	—	—
Foreign currency swaps	2	10
Bunker derivatives	170	1,303
Forward freight agreements	—	—
Liability Derivatives - Fair Value	172	1,313

During 2023, 2022 and 2021, the following were recognized and presented under "Gain (loss) on derivatives" in the consolidated statement of comprehensive income:

(in thousands of $)		2023	2022	2021
Interest rate swaps	Interest income (expense)	15,710	(466)	(8,349)
	Unrealized fair value gain (loss)	(4,929)	40,614	19,802
Foreign currency swaps	Realized gain (loss)	124	(194)	60
	Unrealized fair value gain (loss)	—	113	(257)
Forward freight agreements	Realized gain (loss)	(1,137)	(579)	18,969
	Options	—	—	—
Bunker derivatives	Realized gain (loss)	710	1,518	410
	Unrealized fair value gain (loss)	893	(1,038)	(170)
		11,371	39,968	30,465

24. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2023	2022	2021
300 million common shares with $0.05 par value	15,000	15,000	15,000

In March 2021, at our annual general meeting ("AGM"), the shareholders approved to increase our authorized share capital from $10,000,000 divided into 200,000,000 common shares of $0.05 par value to $15,000,000 divided into 300,000,000 common shares of $0.05 par value. In May 2021, at our AGM, our shareholders approved a reduction of the Additional Paid in Capital account. As a result, $350.7 million in additional paid in capital was reclassified to contributed surplus in 2021.

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2023	2022	2021
Issued shares: Balance at start of year	201,190,621	201,190,621	144,272,697
- Shares issued	—	—	56,917,924
- Issue of consideration shares to Hemen	—	—	—
- Settlement of options	—	—	—
Issued shares: Balance at the end of year	201,190,621	201,190,621	201,190,621

Outstanding number of shares: Balance at start of year	200,485,621	200,435,621	143,327,697
- Shares issued	—	—	56,917,924
- Repurchases of shares	(1,107,328)	(400,000)	—
- Distribution of treasury shares	250,000	450,000	190,000
Outstanding number of shares: Balance at end of year	199,628,293	200,485,621	200,435,621

In 2023 and 2022, we acquired an aggregate of 1,107,328 and 400,000, respectively, of our own shares, in open market transactions under our 2022 share buy-back program. In 2023 and 2022, the shares were acquired on the OSE and on NASDAQ at an aggregate purchase price of $8.4 million and $3.3 million, respectively. The Company did not acquire any of its own shares in 2021. As of December 31, 2023, the Company held 1,562,328 treasury shares out of which 1,507,328 were repurchased under the 2022 share buy-back program and 55,000 were repurchased under the 2019 share buy-back program (December 31, 2022: 705,000 treasury shares, December 31, 2021: 755,000 treasury shares).

In 2023 and 2022, 250,000 and 450,000 share options held by the management were exercised, respectively. We settled the options by distributing the same amount of treasury shares acquired as part of 2022 and 2019 share buy-back programs and recorded a loss of $1.2 million and $1.7 million in the equity statement. In the year ended December 31, 2021, we issued 190,000 shares in connection with our 2016 share option plan (the "2016 Plan"). We settled the applicable options using the equal amount of treasury shares and recorded a loss of $0.4 million in the equity statement.

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

In 2023, 2022 and 2021, we paid $100.0 million, $471.7 million and $320.7 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $0.50, $2.35 and $1.60. Refer to Note 29, "Subsequent Events", for any subsequent dividend declarations.

As of December 31, 2023, 199,628,293 common shares were outstanding (December 31, 2022: 200,485,621 common shares, December 31, 2021: 200,435,621 common shares), which includes an adjustment for treasury shares in 2023, 2022 and 2021 of 1,562,328, 705,000 and 755,000, respectively.

25. SHARE OPTIONS

2016 Share Option Plan:
In November 2016, the Board approved the adoption of the 2016 Plan. The 2016 Plan permits share options to be granted to directors, officers and employees (the "Option holders"), of the Company and its subsidiaries. The plan has a 10-year term effective November 2016. The share options entitle the Option holders to subscribe for common shares at a price per share equal to the exercise price as determined by the Board on the date the share options are granted. The share options have no voting or other shareholder rights.

In 2020, in accordance with the terms of the 2016 Plan, 550,000, 275,000 and 275,000 share options were granted to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer of Golden Ocean Management AS, respectively. The share options have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award was estimated to be $0.8 million, $0.4 million and $0.4 million, respectively.

	2020 Grant CEO	2020 Grant CFO	2020 Grant CCO
Grant date	April 24, 2020	September 14, 2020	November 11, 2020
Tranche 1	150,000 of the options are exercisable on April 6, 2021 at the earliest, at a subscription price of NOK 35 per share	75,000 of the options are exercisable on September 4, 2021 at the earliest, at a Subscription Price of NOK 32 per share	75,000 of the options are exercisable on December 1, 2021 at the earliest, at a Subscription Price of NOK 33 per share
Tranche 2	150,000 of the options are exercisable on April 6, 2022 at the earliest, at a Subscription Price of NOK 52.50 per share	75,000 of the options are exercisable on September 4, 2022 at the earliest, at a Subscription Price of NOK 48 per share	75,000 of the options are exercisable on December 1, 2022 at the earliest, at a Subscription Price of NOK 49.50 per share
Tranche 3	250,000 of the options are exercisable on April 6, 2023 at the earliest, at a Subscription Price of NOK 70.00 per share	125,000 of the options are exercisable on September 4, 2023 at the earliest, at a Subscription Price of NOK 64 per share	125,000 of the options are exercisable on December 1, 2023 at the earliest, at a Subscription Price of NOK 66 per share

The following table summarizes the option activity for the year ended December 31, 2023 and 2022:

	Number of options		Weighted Average Exercise Price*	Weighted Average Grant date Fair Value
	Management	Total
Total Outstanding as of December 31, 2021	1,100,000	1,100,000	$6.04	$1.76
Granted during 2022	—	—	—	—
Exercised during 2022	450,000	450,000	$3.97	$1.77
Forfeited during 2022	—	—	—	—
Exercisable as of December 31, 2022	150,000	150,000	$4.84	$1.39
Outstanding as of December 31, 2022 - Unvested	500,000	500,000	$6.70	$1.25
Total Outstanding as of December 31, 2022	650,000	650,000	$6.27	$1.28
Granted during 2023	—	—	—	—
Exercised during 2023	250,000	250,000	$6.7**	$1.29
Forfeited during 2023	—	—	—	—
Exercisable as of December 31, 2023	400,000	400,000	$5.63***	$1.20
Outstanding as of December 31, 2023 - Unvested	—	—	$0.00	$0.00
Total Outstanding as of December 31, 2023	400,000	400,000	$0.00	$1.20
* not adjusted for dividends. For all share options granted the share options exercise price is adjustable for distribution of dividend before the share options are exercised.
** Accumulated dividends as of exercise date are approximately $4.40 per share
*** Accumulated dividends as of December 31, 2023 are approximately $4.80 per share

As of December 31, 2023 and 2022, outstanding vested options amounted to 400,000 and 150,000, respectively.

The following table summarizes certain information about the options outstanding as of December 31, 2023 and 2022:

	Options Outstanding and Unvested, December 31, 2023			Options Outstanding and Exercisable, December 31, 2023
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$5.63	—	$0.00	0	400,000	$5.63*	1.79

	Options Outstanding and Unvested, December 31, 2022			Options Outstanding and Exercisable, December 31, 2022
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life
$6.70	500,000	$6.70	2.55	150,000	$4.84	2.79
* Accumulated dividends as of December 31, 2023 are approximately $4.80 per share

For the year ended December 31, 2023 and 2022 the share based compensation was $0.3 million and $0.6 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2023 and 2022, we settled the exercise of 250,000 and 450,000 share options, respectively, by distributing the same amount of treasury shares.

As of December 31, 2023 and 2022, the estimated cost relating to non-vested share options not yet recognized was zero and $0.3 million respectively.

26. RELATED PARTY TRANSACTIONS

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

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information related to these contracts.

The management agreement with SFL was terminated in July 2021 and we are no longer the commercial manager for SFL vessels as of December 31, 2023. In the first six months of 2021, we were the commercial manager for eight (full 2020: nine) dry bulk and 16 (full 2020: 16) container vessels owned and operated by SFL. Pursuant to the management agreements in 2021, we received $125 per day per vessel for managing four of the eight dry bulk vessels, $75 per day per vessel for managing three of the eight dry bulk vessels and $37.5 per day per vessel for managing the remaining one dry bulk vessels (2020: $125 per day for four, $75 per day for three and $37.5 per day for the remaining two) and $75 per day per vessel for managing the 16 container vessels (2020: $75 per day per vessel for managing the 16 container vessels, 2019: $75 per day per vessel for managing the 14 container vessels).

Seatankers
We are the commercial manager of 10 (2022: 10) dry bulk vessel owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (2022: $125, 2021: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short-term time charters.

Capesize Chartering
With reference to Note 2, "Summary of Significant Accounting Policies", several of our Capesize vessels operated under a pool arrangement for Capesize vessels with CCL in 2021. In 2021 all vessels exited the CCL pool. During 2021, 34 of our Capesize and Newcastlemax vessels that traded in the CCL pool contributed with an average of 256 days per vessel.

United Freight Carriers
With reference to Note 19, "Investments in Associated Companies", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 19, "Investments in Associated Companies", in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term. The loan had interests equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of $5.35 million and interest of $0.3 million. Remaining subordinated shareholder loan of $5.35 million was fully repaid by SwissMarine in the first quarter of 2022 and there is no outstanding balance as of December 31, 2023. Total repayment amounted to $5.6 million, which included principal amount of $5.35 million and interest of $0.2 million.

In addition, we have entered into several charter agreements with SwissMarine and total time charter revenues and voyage charter revenues from SwissMarine amounted to $3.9 million in the year ended December 31, 2023 (December 31, 2022: $2.0 million).

TFG Marine
With reference to Note 19, "Investments in Associated Companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan had a five-year term and bears interest of LIBOR plus a margin of 7%. In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $159.8 million to TFG Marine in relation to bunker procurement in 2023 (2022: $202.0 million) and $8.5 million remains due as of December 31, 2023 (December 31, 2022: $9.2 million).

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply agreement with TFG Marine from $20.0 million to $30.0 million. As of December 31, 2023, there are no exposures under this guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2023.

Management Agreements
Technical Supervision Services
Up until January 1, 2024, we received technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $25,170 per vessel (2022: $26,714 per vessel). This fee is subject to annual review. Beginning January 1, 2024, technical supervision is performed by Golden Ocean's technical team. Frontline Management is also our newbuilding supervisor and charges us for costs incurred in relation to the supervision.

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

Acquisition of vessels from affiliates of Hemen
In connection with the vessel acquisition with Hemen in February 2021, we drew down an aggregate of $413.6 million in debt under loan agreement with Sterna Finance Ltd. $63.0 million was drawn in cash for the three acquired newbuildings, and was used for payment of a final installments to the shipyards. $350.6 million related to 15 acquired vessels was drawn non-cash. The loan was fully refinanced in 2021.

A summary of net amounts charged by related parties in 2023, 2022 and 2021 is as follows:

(in thousands of $)	2023	2022	2021
Frontline	4,206	3,902	4,171
SFL	29,773	30,914	42,911
Seatankers	2,686	8,756	27,978
CCL	—	395	2,028
Front Ocean Management AS	2,001	1,781	—
	38,666	45,748	77,088

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, settlement with CCL, interest costs and technical supervision fees.
A summary of net amounts charged to related parties in 2023, 2022 and 2021 is as follows:

(in thousands of $)	2023	2022	2021
Frontline	—	—	52
SFL	70	96	468
Seatankers	456	486	817
Northern Drilling	—	—	38
SwissMarine	3,940	2,033	13,281
UFC	900	—	—
	5,366	2,615	14,656

Net amounts charged to related parties mainly comprise commercial management, general management fees and charter revenues.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2023	2022	2021
Time charter and voyage charter revenues	3,940	2,033	13,281
Other revenues	526	582	1,375
Other operating income (expenses)	—	(413)	(2,008)
Ship operating expenses[1]	(3,184)	(4,916)	(9,313)
Charter hire expenses[2]	(31,484)	(37,328)	(60,885)
Administrative expenses	(2,611)	(2,636)	(1,487)
Interest on credit facilities	—	—	(3,395)
	(32,813)	(42,678)	(62,432)

(1) Excluding newbuilding supervision fee of $1.4 million, which was capitalized as part of newbuildings
(2) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
Frontline	3,145	1,506
UFC	—	497
Seatankers	528	352
SFL	82	—
Credit loss allowance	(21)	(21)
	3,734	2,334

A summary of short-term balances owed to related parties as of December 31, 2023 and 2022 is as follows:

(in thousands of $)	2023	2022
TFG Marine	8,479	9,219
Other	678	273
	9,157	9,492

As of December 31, 2023 and December 31, 2022, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information.

We have periodically issued share options as disclosed in Note 25, "Share Options", of these consolidated financial statements.

27. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2023, we have interest rate swaps whereby the floating rate (3-months SOFR) on a notional principal amount of $650 million (December 31, 2022: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counterparties are unable to perform under the swap contracts but this risk is considered remote as the counterparties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as of December 31, 2023 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.58%
Receiving floating, pay fixed	50,000	August 2019 1)	August 2024	1.39%
Receiving floating, pay fixed	50,000	September 2019 1)	September 2024	1.29%
Receiving floating, pay fixed	100,000	October 2019 1)	October 2025	2.51%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.94%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.74%
Receiving floating, pay fixed	50,000	April 2022 2)	December 2030	2.53%
Receiving floating, pay fixed	50,000	July 2022 2)	September 2030	1.77%
Receiving floating, pay fixed	50,000	January 2023	March 2030	3.07%
Receiving floating, pay fixed	50,000	January 2023 3)	January 2030	2.55%
Receiving floating, pay fixed	50,000	March 2023 3)	January 2030	2.64%
	650,000

1) On June 30, 2023, our interest rate swap derivative contracts with LIBOR reference rate transitioned to SOFR reference rate in accordance with Interbank Offered Rate ("IBOR") fallback protocol, as published by International Swaps and Derivatives Association (ISDA) Inc and adheared by us in April 2023. As a result, the floating rate transitioned from LIBOR to SOFR and the fixed rate decreased based on the Credit Adjustment Spread ("CAS") of 26.1 basis points.
2) SOFR-based forward-looking swaps: first payment date for the interest rate swaps is September 2024.
3) Forward-looking swaps: first payment date for the $50 million 2.55% interest rate swap (SOFR) and $50 million 2.64% interest rate swap is January and March 2025, respectively.

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

As of December 31, 2023, we had long positions through FFA of net 300 days with maturity in 2024.
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

As of December 31, 2023, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes. As of December 31, 2022, we had outstanding bunker swap agreements for about 26.8 thousand metric tonnes.

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

As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million. As of December 31, 2022, we had contracts to swap USD to NOK for a notional amount of $0.2 million.

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

In addition, ASC 815, "Derivatives and Hedging" requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments as of December 31, 2023 and December 31, 2022 are as follows:

		2023	2023	2022	2022
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	116,382	116,382	134,784	134,784
Restricted cash	1	2,254	2,254	3,289	3,289
Marketable securities	1	—	—	2,187	2,187
Related party shareholder loans	2	—	—	837	837
Derivative assets	2	28,070	28,070	33,123	33,123
Liabilities
Long-term debt - floating	2	1,380,673	1,380,673	1,131,506	1,131,506
Derivative liabilities	2	172	172	1,313	1,313

There have been no transfers between different levels in the fair value hierarchy in 2023 and 2022.

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

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2023, with reference to Note 15 "Vessels and Equipment, net", we took delivery of six Newcastlemax vessels from H-Line and recorded the cost of vessels acquired amounting to $291.0 million based on the fair value of the total consideration paid.

During the year ended December 31, 2023, fair value of favorable time charter contracts acquired as part of the acquisition of Newcastlemax vessels, was measured at fair value upon delivery of vessels. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date. The time charter contracts were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

During the year ended December 31, 2023, the value of Golden Suek and Golden Hawk, one Panamax and one Supramax vessel, with sales entered into with unrelated third parties in August 2023 and September 2023, was measured at fair value. The fair value were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Suek and Golden Hawk in September 2023 and November 2023, we recorded a gain of $0.8 million and $5.8 million, respectively.

During the year ended December 31, 2023, the value of Golden Strength, Golden Feng and Golden Shui, one Panamax vessel and two Capesize vessels, with sales entered into with unrelated third parties in November 2022 and March 2023, was measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million, and upon delivery of Golden Feng and Golden Shui in May 2023, we recorded an impairment loss of $11.8 million in connection with the sale.

During the year ended December 31, 2022, the value of Golden Ice, Golden Cecilie, Golden Cathrine, Golden Empress, Golden Enterprise and Golden Endeavour, two Ultramax vessels and four Panamax vessels sold to unrelated third parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Ice in December 2022, we recorded a gain of $2.8 million. Golden Cecilie and Golden Cathrine was delivered to its new owner in the third quarter of 2022, at which time we recorded a gain of $21.9 million. Golden Empress, Golden Enterprise and Golden Endeavour was delivered to its new owner in the second quarter of 2022, at which time we recorded a gain of $9.5 million.

In June 2021, we closed a vessel acquisition with Hemen acquiring 15 modern dry bulk vessels and three newbuildings for a total consideration of $752.0 million from affiliates of Hemen, our largest shareholder, and recorded the cost of vessels and newbuildings acquired based on the fair value of the total consideration paid.

During the year ended December 31, 2021, fair value of unfavorable time charter contracts acquired as part of the vessel acquisition with Hemen referred to above, which were valued to net $2.2 million and recorded as a liability on acquisition, was measured at fair value. The fair value was based on level three inputs and calculated as the net present value of the difference in cash flows arising over the period of the contracts between the expected cash flows from the contracts and expected cash flows from comparable contracts at the acquisition date.

During the year ended December 31, 2021, the values of Golden Saguenay, Golden Opportunity and Golden Endurer, all Panamax vessels sold in 2021 to unrelated parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Saguenay in April 2021, we recorded a $4.2 million impairment loss in connection with the sale. Golden Opportunity and Golden Endurer was delivered to their new owners in November 2021, at which time we recorded a gain of $9.8 million.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in Eneti Inc. and for which the fair value as of the balance sheet date is the aggregate market value based on quoted market prices (level 1). In December 2023, Eneti completed a merger where each Eneti common stock, with par value $0.01 per share, was converted into the right to receive $11.36755 per share in cash. Eneti was listed on the New York Stock Exchange until December 29, 2023. As a result, investment was reclassified to other current assets as of December 31, 2023.

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

28. COMMITMENTS AND CONTINGENCIES

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

As of December 31, 2023, we have seven vessels held under finance lease and one vessel held under operating lease. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information.

We sold eight vessels to SFL in 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of December 31, 2023, we had four Kamsarmax vessels under construction. Total outstanding contractual commitments of $93.1 million are due by the fourth quarter of 2024.

With reference to Note 19, "Investments in Associated Companies", we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under the bunker supply arrangement with TFG Marine from $20 million to $30 million. As of December 31, 2023, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2023.

29. SUBSEQUENT EVENTS

On February 28, 2024, we announced a cash dividend of $0.30 per share in respect of the fourth quarter of 2023, which is payable on or about March 25, 2024, to shareholders of record on March 13, 2024. Shareholders holding the Company's shares through Euronext VPS may receive this cash dividend later on or about March 27, 2024.

One of the four remaining Kamsarmax newbuildings was delivered in January 2024, and as a result we have drawn $20.0 million from the $85 million lease financing.

In February 2024, we signed a $360 million sustainability-linked credit facility to refinance a fleet of 20 vessels. The financing has a five-year tenor and has an age adjusted amortization profile of 20 years. The facility is priced with interest rate of SOFR plus a margin of 175 basis points per annum, and includes sustainability linked pricing element with an additional 5 basis points pricing adjustment, dependent on emission reduction performance.

One Panamax vessel was delivered to its new owner in February 2024.

In February 2024, we received credit approvals for a $180 million credit facility to refinance six Newcastlemax vessels. The financing has a five-year tenor and an interest rate of SOFR plus a margin of 160 basis points per annum, and has an age adjusted amortization profile of 20 years. The financing is subject to customary documentation and closing procedures.