Form 20-F
period 2024-12-31
Golden Ocean Group Ltd
filed 2025-03-20
CIK 1029145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

199,403,293 Common Shares, Par Value $0.05 Per Share

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
•potential physical disruption of shipping routes due to accidents, climate-related (acute and chronic), political instability, terrorist attacks, piracy, international sanctions or international hostilities, including the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas and related conflicts in the Middle East, and the Houthi attacks in the Red Sea and the Gulf of Aden, and supply chain disruptions and market volatility surround such events;
•general domestic and international political and geopolitical conditions or events, including any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•the impact of the U.S. congressional election results affecting the economy, future government laws and regulations, trade policy matters, such as the imposition of tariffs;
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
•potentially becoming subject to corporate income tax in Bermuda in the future;
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
•Capesize, which are vessels with carrying capacities of between 90,000 dwt and 200,000 dwt;
•Kamsarmax, which are vessels with carrying capacities of between 80,000 dwt and 90,000 dwt; and
•Panamax, which are vessels with carrying capacities of between 65,000 and 80,000 dwt.

Unless otherwise indicated, all references to "USD", "US$" and "$" in this report are to, and amounts are presented in U.S. dollars.

A.  [RESERVED]

B.  CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.  REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Our assets are primarily engaged in international dry bulk shipping. The risk factors summarized in the Cautionary Statement Regarding Forward Looking Statements and Summary of Risk Factors and detailed below, summarize certain risks that may materially affect our business, financial condition or results of operations. Unless otherwise indicated in this annual report on Form 20-F, all information concerning our business and our assets is as of March 20, 2025.

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

The dry bulk market stayed healthy in 2024, supported by continued strong Chinese demand for coal, bauxite and iron ore as well as longer sailing distances. Especially larger vessel segments where the Company’s fleet is focused, showed relative strength on the back of strong demand trade of iron ore and bauxite in the Atlantic basin. However, dry bulk freight rates began to decline in November 2024 as demand softened in some commodity groups.

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

Furthermore, a significant decrease in charter rates would cause asset values to decline which may require us to record an impairment charge in our consolidated financial statements, which in turn could adversely affect our financial results. In 2024,

2023 and 2022, we have not had any impairment losses on our owned or leased assets, except for $11.8 million related to sale of vessels in 2023 mentioned below. Further, because the market value of our vessels may fluctuate significantly, we may also incur losses when we sell vessels, which may adversely affect our earnings. If we sell vessels at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount in our financial statements, resulting in a loss and a reduction in earnings. For instance, during the year ended December 31, 2023, we recorded impairment losses of $11.8 million related to sales of vessels. No impairment loss was recorded related to sale of vessels during the year ended December 31, 2024 and December 31, 2022.

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
•global and regional economic and political conditions, armed conflicts and fluctuations in industrial and agricultural production;
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
Our business is affected by macroeconomic conditions, including rising inflation, high interest rates, market volatility, economic uncertainty and supply chain constraints.

Various macroeconomic factors, including high inflation and interest rates, global supply chain constraints, and the effects of overall economic conditions and uncertainties such as those resulting from the current and future conditions in the global financial markets, could adversely affect our business, results of operations, financial condition and ability to pay dividends. Inflation and rising interest rates may negatively impact us by increasing our operating costs and our cost of borrowing. Interest rates, the liquidity of the credit markets and the volatility of the capital markets could also affect the operation of our business and our ability to raise capital on favorable terms, or at all.

The world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas and related conflicts in the Middle East, the potential disruption of shipping routes including due to low water levels in the Panama Canal and ongoing attacks by Houthis on vessels in the Red Sea, current trade tension between the United States and China, political instability in the Middle East and the South China Sea region and other geographic countries and areas, tensions in and around the Red Sea or Russia and NATO tensions, China and Taiwan disputes, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, and epidemics or pandemics, banking crises or failures, such as the recent notable regional bank failures in the United States, and real estate crises, such as the crisis in China.

In addition, the continuing war in Ukraine led to increased economic uncertainty amidst fears of a more generalized military conflict or significant inflationary pressures, due to the increases in fuel and grain prices following the sanctions imposed on Russia. Furthermore, the intensity and duration of the war between Israel and Hamas or the Houthi rebel attacks on shipping in and around the Red Sea is difficult to predict and their impact on the world economy is uncertain. Whether the present dislocation in the markets and resultant inflationary pressures will transition to a long-term inflationary environment is uncertain, and the effects of such a development on charter rates, vessel demand and operating expenses in the sector in which we operate are uncertain.

An increase in trade protectionism, the unravelling of multilateral trade agreements and a decrease in the level of China’s export of goods and import of raw materials could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism may adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping.

The U.S. government has made statements and taken actions that may impact U.S. and international trade policies, including tariffs affecting certain Chinese industries. Additionally, new tariffs may be imposed by the Trump administration on imports from Canada, Mexico and China as well as on imports of steel and aluminum. It is unknown whether and to what extent new tariffs (or other new laws or regulations) will be adopted, or the effect that any such actions would have on us or our industry. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the ongoing U.S.-China trade tension, such changes could have an adverse effect on our business, results of operations and financial condition.

Additionally, the U.S. trade war with China may escalate beyond tariffs with a proposal by the Trump administration to impose significant fees on any vessel entering a U.S. port where that vessel is owned by a Chinese shipping company or by a vessel operator whose fleet includes one or more Chinese-built vessels or that has newbuilding orders at a Chinese shipyard. The proposal of the U.S. trade representative (USTR), if adopted as proposed, would require Chinese shipping companies to pay up to $1 million per port call and those operating Chinese-built vessels to be charged up to $1.5 million per U.S. port call, depending on the percentage of vessels in their fleet built at Chinese shipyard or newbuilding orders with Chinese shipyards. It is unknown whether and to what extent these new port fees on Chinese shipping companies and vessels will be adopted, or the effect that they would have on us or our industry generally. During 2024, we had less than 20 U.S port calls made by Chinese-built vessels. The majority of those port calls were made by vessels on time charters where charterers bear the voyage related costs. Nonetheless, if adopted, it could have a material adverse effect on the Company's operations.

Furthermore, the government of China has implemented economic policies aimed at increasing domestic consumption of Chinese-made goods, which may reduce the supply of goods available for export. Many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would also have an adverse impact on our charterers’ business, operating results and financial condition which could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. Any of these developments could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for dividends to our stockholders.

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

Currently, the world economy continues to face a number of actual and potential challenges, including the war between Ukraine and Russia and between Israel and Hamas, current trade tension between the United States and China, among other countries, political instability in the Middle East and the South China Sea region and other geographic countries and areas, terrorist or other attacks, war (or threatened war) or international hostilities, such as those between the United States and China, North Korea or Iran, epidemics or pandemics.

In the past, political instability has also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region, the Black Sea in connection with the conflict between Russia and Ukraine, and in the Red Sea in connection with the conflicts between Israel and Hamas. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea and the Gulf of Aden off the coast of Somalia, among others. Any of these occurrences could have a material adverse impact on our future performance, results of operation, cash flows and financial position.

Beginning in February of 2022, the United States, the United Kingdom, and the European Union, among other countries, announced various economic sanctions against Russia in connection with the aforementioned conflict in Ukraine, which may adversely impact our business. The ongoing conflict could result in the imposition of further economic sanctions or new categories of export restrictions against individuals or entities in or connected to Russia.

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States, (including crude oil, petroleum, petroleum fuels, oil, liquified natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

Our business could also be adversely impacted by trade tariffs, trade embargoes or other economic sanctions that limit trading activities between the United States or other countries and countries in the Middle East, Asia, or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures, including as a result of ongoing tensions involving Russia, Iran, and China and the current conflicts in the Middle East.

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

For example, China imposes a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered, or leased vessels. The regulation may subject international transportation companies to Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in any raw materials shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results, and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. The level of imports to and exports from China may also be adversely affected by changes in political, economic, and social conditions (including a slowing of economic growth) or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, internal political instability, changes in currency policies, changes in trade policies, and territorial or trade disputes. In recent years, China and the United States have implemented certain increasingly protective trade measures with continuing trade tensions, including significant tariff increases, between these countries. A decrease in the level of imports to and exports from China could have a material adverse affect on our business, operating results, and financial condition.

If our vessels call at ports located in countries or territories that are the subject of sanctions or embargoes imposed by the U.S. government, the European Union, the United Nations or other governmental authorities, or engage in other transactions or dealings that would be violative of applicable sanctions laws, it could lead to monetary fines or penalties and adversely affect our reputation and the market for our shares of common stock and its trading price.

Although we intend to maintain compliance with all applicable sanctions and embargo laws, and we endeavor to take precautions reasonably designed to mitigate such risks, it is possible that in the future our vessels may call on ports located in sanctioned countries or territories, or engage in other such transactions or dealings that would be violative of applicable sanctions, on charterers’ instructions and/or without our consent. If such activities result in a violation of sanctions or embargo laws, we could be subject to monetary fines, penalties, or other sanctions, and our reputation and the market for our common shares could be adversely affected.

The laws and regulations of these different jurisdictions vary in their application and do not all apply to the same covered persons or proscribe the same activities. In addition, the sanctions and embargo laws and regulations of each jurisdiction may be amended to increase or reduce the restrictions they impose over time, and the lists of persons and entities designated under these laws and regulations are amended frequently. Moreover, most sanctions regimes provide that entities owned or controlled by the persons or entities designated in such lists are also subject to sanctions. The U.S., U.K., and EU have enacted new sanctions programs in recent years. Additional countries or territories, as well as additional persons or entities within or affiliated with those countries or territories, have, and in the future will, become the target of sanctions. These require us to be diligent in ensuring our compliance with sanctions laws. Further, the U.S. has increased its focus on sanctions enforcement with respect to the shipping sector. Current or future counterparties of ours may be affiliated with persons or entities that are or may in the future become the subject of sanctions imposed by the United States, the United Kingdom, and the European Union, and/or other international bodies. If we determine that such sanctions require us to terminate existing or future contracts to which we, or our subsidiaries, are party or if we are found to be in violation of such applicable sanctions, our results of operations may be adversely affected, or we may suffer reputational harm.

As a result of Russia’s actions in Ukraine and the war between Israel and Hamas, the U.S., EU and United Kingdom, together with numerous other countries have imposed significant economic sanctions which may adversely affect our ability to operate in these regions and also restrict parties whose cargo we carry. Sanctions against Russia have also placed significant prohibitions on the maritime transportation of seaborne Russian oil, the importation of certain Russian energy products and other goods, and new investments in the Russian Federation. These sanctions further limit the scope of permissible operations including the maintenance of our vessels and the services provided to our vessels and crew while operating in these regions, and cargo we may carry. We may also encounter potential contractual disputes with charterers and insurers due to the various sanctions targeting Russian interests and Russian cargo.

Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations in 2024, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. In addition, certain institutional investors may have investment policies or restrictions that prevent them from holding securities of companies that have contracts with countries or territories identified by the U.S. government as state sponsors of terrorism. The determination by these investors not to invest in, or to divest from, our common shares may adversely affect the price at which our common shares trade. Moreover, our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. Investor perception of the value of our common shares may be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in countries or territories that we operate in.

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

Growing concern about the sources and impacts of global climate change has led to the proposal or enactment of a number of domestic and foreign legislative and administrative measures, as well as international agreements and frameworks, to monitor, regulate and limit carbon dioxide and other greenhouse gases ("GHG") emissions. Although the Paris Agreement, which was adopted under the UN Framework Convention on Climate Change in 2015, does not specifically require controls on GHG emissions from ships, it is possible that countries seek to impose such controls as they implement the Paris Agreement or any new treaty that may be adopted in the future. In the European Union, emissions are regulated under the E.U. Emissions Trading System (the "EU ETS"). As of January 1, 2024, maritime shipping was phased into the EU ETS, which applies to cargo and passenger ships of 5,000 gross tonnage or above. All 100% of carbon emissions on voyages and port calls within the EU/EEA and 50% of carbon emissions on voyages into or out of the EU/EEA, are subject to the EU ETS. The person or organization responsible for the compliance with the EU ETS is the shipping company, defined as the shipowner or any other organization or person, such as the manager or the bareboat charterer, that has assumed the responsibility for the operation of the ship from the shipowner. This regulation has been applicable to our entire Fleet (as defined below) since January 1, 2024. While the legal obligation of purchasing and surrendering the emission allowances is with the Company, when the vessel is under a time charter contract, the Company is typically reimbursed for the purchase of emission allowances by the charterer. The Environmental Council and European Parliament agreed to include maritime shipping emissions within the scope of the EU ETS on a gradual introduction of obligations for shipping companies to surrender allowances: 40% for verified carbon emissions from 2024, 70% for 2025, and 100% for 2026. Compliance with the EU ETS has resulted in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations, which are part of the EU’s Fit-for-55 package, could also affect our financial position in terms of compliance and administration costs as they take effect.

In addition, in June 2021, the IMO adopted amendments to MARPOL Annex VI that entered into force on November 1, 2022 and require ships to reduce GHG emissions using technological and operational approaches to improve energy efficiency and that provide important building blocks for future GHG reduction measures. FuelEU Maritime also entered into force from January 1, 2025, which sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA) and will increase the share of renewable and low-carbon fuels in the fuel mix of international maritime transport in the European Union.

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

Acts of piracy and attacks have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea, the Arabian Sea, the Red Sea, the Gulf of Aden off the coast of Somalia, Sulu Sea, Celebes Sea, the Malacca and Singaporean Straits, the Indian Ocean, and, in particular, the Gulf of Guinea region off the coast of Nigeria, which has experienced a continuous high number of piracy incidents in recent years. We consider potential acts of piracy to be a material risk to the international shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to pay dividends. Crew costs could also increase in such circumstances.

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

During the period a vessel is subject to a charter, we might not be permitted to sell it to take advantage of increases in vessel values without the charterer's consent. If we sell a vessel at a time when ship prices have fallen, the sale may be at less than the vessel's carrying amount in our financial statements, with the result that we could incur a loss and a reduction in earnings. During the year ended December 31, 2023 we recorded impairment losses of $11.8 million related to the sales of vessels. There were no impairment losses recorded in 2024 and 2022 related to the sales of vessels. The carrying values of our owned and leased vessels are reviewed quarterly or whenever events or changes in circumstances indicate that the carrying amount of the vessel may no longer be recoverable. We assess recoverability of the carrying value by estimating the future net cash flows expected to result from the vessel, including eventual disposal for owned vessels. If the future net undiscounted cash flows and the estimated fair market value of the vessel are less than the carrying value, an impairment loss is recorded equal to the difference between the vessel's carrying value and fair value. Apart from the impairment loss related to sales of our vessels in 2023, there were no impairment losses recorded in 2024, 2023 or 2022 for owned and leased vessels. Any impairment charges incurred as a result of declines in charter rates and other market deterioration could negatively affect our business, financial condition or operating results or the trading price of our common shares.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

We are dependent on spot charters and any decrease in spot charter rates in the future may adversely affect our earnings and ability to pay dividends.
As of December 31, 2024, 83 of the 91 vessels, which are owned, leased or chartered-in by us, were employed in the spot market or on short-term or variable time rate charters, and we are therefore exposed to fluctuations in spot market charter rates. We may also employ any additional vessels that we acquire to take delivery of in the spot market.

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

As of December 31, 2024, we had $1,314.2 million of outstanding indebtedness under our credit facilities and debt securities, of which $113.8 million was classified as current portion of long-term debt. We cannot assure you that we will be able to generate cash flow in amounts that is sufficient to satisfy these obligations. If we are not able to satisfy these obligations, we may have to undertake alternative financing plans or sell our assets. In addition, debt service payments under our credit facilities may limit funds otherwise available for working capital, capital expenditures, payment of cash distributions and other purposes. If we are unable to meet our debt obligations, or if we otherwise default under our credit facilities, our lenders could declare the debt, together with accrued interest and fees, to be immediately due and payable and foreclose on our fleet, which could result in the acceleration of other indebtedness that we may have at such time and the commencement of similar foreclosure proceedings by other lenders.

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

We are in breach of certain compliance clauses contained in our loan agreements, and if we are not successful in obtaining amendments to our loan agreements or do not refinance the outstanding indebtedness under such agreements, the breach of the compliance clauses may cause our lenders to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under our other loan agreements and would impair our ability to continue to conduct our business.

All of our loan agreements contain a change of control compliance clause that prohibits any person, other than Hemen Holdings Limited (“Hemen”) and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of the Company; or (ii) the right to control the appointment of a majority of the members of the Board of Directors of the Company.

On March 4, 2025, CMB.TECH NV (“CMB.TECH”), through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares, and CMB.TECH holds approximately 40.8% of our outstanding common shares. Accordingly, the Share Purchase has resulted in a breach of change of control compliance clause described above. Although we are not currently in default, our lenders may declare a default if they serve a notice of non-compliance and we fail to rectify the issue within 14 days period. As of March 20, 2025, the Company has not received any request to rectify the non-compliance.

We are currently in discussions with our existing lenders to address the breach related to the change of control compliance clause discussed above. We have sent a request to the banks to amend the loan agreements to include a new change of control clause that would require the Company to prepay the outstanding borrowings in full if (i) two or more persons, other than CMB.TECH and its subsidiaries, acquire (directly or indirectly): (a) more than 33.33% of the shares or the votes of the Company; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of the Company, or (ii) if any two or more persons, other than CMB NV, Saverco NV or Marc Saverys acquire (directly or indirectly): (a) more than 50.0 % of the shares or the votes of the CMB.TECH; or (b) the right to control the affairs or composition of a majority of the members of the Board of Directors of CMB.TECH.

CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

Moreover, in connection with any amendments to or refinancing of our loan agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan agreements, which may limit our ability to, among other things, pay dividends, make capital expenditures and/or incur additional indebtedness, including through the issuance of guarantees. In addition, our lenders may require the payment of additional fees, require prepayment of a portion of our indebtedness to them, accelerate the amortization schedule for our indebtedness and increase the interest rates they charge us on our outstanding indebtedness.

In accordance with our loan agreements, we have agreed to not make any financial distribution if an event of non-compliance has occurred, has been noticed by our lenders and is continuing. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

Because of the presence of cross default provisions in our loan agreements, the refusal of the relevant lender or lenders under any loan agreement to grant amendments could result in all of our indebtedness being accelerated even if our other lenders have amended covenant defaults under the respective loan agreements. A cross default provision means that if we default on one loan, we would then default on all of our other loans.

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
Certain of our directors, executive officers and major shareholders may have interests that are different from our interests.
On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen, our largest shareholder until March 12, 2025, to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares.

Hemen is a principal shareholder of a number of other large publicly traded and private companies involved in various sectors of the shipping and oil services industries (the "Hemen Related Companies"). In addition, certain of our directors, including Mr. Lorentzon, Mr. Fredriksen, Mr. O'Shaughnessy and Mr. Stonex also serve on the boards of one or more of the Hemen Related

Companies, including but not limited to, Frontline plc (NYSE:FRO) ("Frontline"), SFL Corporation Ltd. (NYSE:SFL) ("SFL"), Archer Limited (OSE:ARCHER) ("Archer"), Avance Gas Holding Ltd. (OSE:AGAS) ("Avance") and Flex LNG Ltd. (OSE:FLNG) ("FLEX"). There may be real or apparent conflicts of interest with respect to matters affecting Hemen Related Companies whose interests in some circumstances may be adverse to our interests.

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

For so long as CMB.TECH owns a significant percentage of our outstanding common shares, it may be able to exercise significant influence over us and will be able to strongly influence the outcome of all matters that are subject to a shareholder vote. For example, the amount and timing of the Company’s dividends may change and certain corporate transactions may be approved or not approved. This concentration of ownership may also have the effect of accelerating or delaying, deferring or preventing a change in control, merger, amalgamations, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common shares. CMB.TECH, may not necessarily act in accordance with the best interests of other shareholders. The interests of CMB.TECH may not coincide with the interests of other holders of our common shares. To the extent that conflicts of interests may arise, CMB.TECH may vote in a manner adverse to us or to you or other holders of our securities.

Please see "Item 7. Major Shareholders and Related Party Transactions."

In addition, the announcement of the Share Purchase and resulting changes in share ownership and management could cause disruptions in, and create uncertainty surrounding, our businesses, including affecting our relationships with our existing and future lenders, customers, suppliers and employees, which could have an adverse effect on our businesses, results of operations and financial condition. In particular, we could potentially lose customers or suppliers, and new customer or supplier contracts could be delayed or decreased. These uncertainties may impair our ability to attract, retain and motivate key personnel until the future of the company is certain.

The increased costs associated with operating and maintaining secondhand vessels could adversely affect our earnings.

In general, the costs to operate and maintain a vessel in good operating condition increase with the age of the vessel. As of the date of this annual report, the average age of our dry bulk vessel fleet is approximately 8.1 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine and hull technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations, cash flows and ability to pay dividends.

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

Risks involved with operating ocean-going vessels and operational risks and damage to our vessels could adversely impact our performance.

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

Any of these events may result in loss of revenues, increased costs and decreased cash flows to our customers, which could impair their ability to make payments to us under our charters. There is a material risk of increased premiums or loss of coverage as a result of the geopolitical conflict between Russia and Ukraine.

In the event of a vessel casualty or other catastrophic event, we will rely on the marine insurance policies to pay the insured value of the vessel or the damages incurred. Through the agreements with our vessel managers, we procure insurance for most of the vessels in our fleet employed under time and voyage charters against those risks that we believe the shipping industry commonly insures against. These include marine hull and machinery insurance, protection and indemnity insurance, which include pollution risks and crew insurances, and war risk insurance. Currently, the amount of coverage for liability for pollution, spillage and leakage available to us on commercially reasonable terms through protection and indemnity associations and providers of excess coverage is $1 billion per vessel per occurrence, except for certain excluded areas at high risk including Russia, Ukraine and Belarus.

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

Furthermore, cybersecurity continues to be a key priority for regulators around the world, and some jurisdictions have enacted laws requiring companies to notify individuals or the general investing public of data security breaches involving certain types of personal data, including the SEC, which, on July 26, 2023, adopted amendments requiring the prompt public disclosure of certain cybersecurity breaches. If we fail to comply with the relevant laws and regulations, we could suffer financial losses, a disruption of our businesses, liability to investors, regulatory intervention or reputational damage. As of the date of this annual report, we have not experienced any material cybersecurity incident which would be disclosable under SEC guidelines.

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
We believe that we and each of our subsidiaries qualified for this statutory tax exemption for our taxable year ending on December 31, 2024 and we will take this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for future taxable years and thereby become subject to United States federal income tax on our United States source shipping income. For example, we would no longer qualify for exemption under Section 883 of the Code for a particular taxable year if certain non-qualified shareholders with a 5% or greater interest in our common shares owned, in the aggregate, 50% or more of our outstanding common shares for more than half the days during the taxable year. It is possible that we could be subject to this rule for our taxable year ending on or after December 31, 2025. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status or that of any of our subsidiaries.
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

With reference to risk factor “We are in breach of certain compliance clauses contained in our loan agreements, and if we are not successful in obtaining amendments to our loan agreements or do not refinance the outstanding indebtedness under such agreements, the breach of the compliance clauses may cause our lenders to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under our other loan agreements and would impair our ability to continue to conduct our business”, the Share Purchase has resulted in a breach of change of control compliance clause described above and, while we are not currently in default, our lenders may declare a default if they serve a notice of non-compliance and we fail to rectify the issue within 14 days period. As of March 20, 2025, the Company has not received any request to rectify the non-compliance. In accordance with our loan agreements, we have agreed to not make any financial distribution if an event of non-compliance has occurred, has been noticed by our lenders and is continuing. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

Our growth strategy contemplates that we will finance the acquisition of additional vessels through a combination of debt and equity financing on terms acceptable to us. If financing is not available to us on acceptable terms, our Board may determine to finance or refinance acquisitions with cash from operations, which could also reduce or even eliminate the amount of cash available for the payment of dividends. Further, the recent change of the Company’s largest shareholder, as a result of Share Purchase, could potentially affect our dividend policies.

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

We are engaged primarily in the ownership and operation of dry bulk vessels. Throughout 2024, we operated through subsidiaries in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the UK. During 2024, we re-domiciled certain subsidiaries to Bermuda, and as of December 31, 2024, we had subsidiaries located in Bermuda, Norway and Singapore, and we closed the UK subsidiary in June 2024. We are also involved in the charter, purchase and sale of vessels.

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

On October 7, 2014, we entered into a certain agreement and plan of merger with Former Golden Ocean. The Merger was approved by our shareholders and the shareholders of the Former Golden Ocean at separate special general meetings held on March 26, 2015. In addition, our shareholders approved the adoption of the Amended and Restated Bye-laws. As of March 31, 2015, and following completion of the Merger, we owned 47 vessels and had 25 vessels under construction.

Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935. Our corporate website is http://www.goldenocean.bm. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s internet site is www.sec.gov. The information on our website is not incorporated by reference into this annual report.

Our Acquisitions, Disposals and Newbuildings

We entered into the following acquisitions and disposals in 2022, 2023, 2024 and 2025 (to date):

In February 2022, we entered into an agreement to sell en-bloc three older Kamsarmax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for a total gross amount of $52.0 million. The vessels were delivered to their new owner in 2022. We recorded a gain of $9.5 million from the sale in 2022.

In June 2022, we entered into agreements to construct a total of three Kamsarmax vessels. All three vessels were delivered to us during 2024.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels1, Golden Cecilie and Golden Cathrine to an unrelated third party for a total gross amount of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022 and the total net cash flows from the transaction after repayment of debt was approximately $42.8 million. We recorded a gain of $21.9 million from the sale in 2022.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for a total gross amount of $30.3 million. In December 2022, the Panamax vessel, Golden Ice, was delivered to its new owner, at which time we recorded a gain of approximately $2.8 million. In January 2023, the Panamax vessel, Golden Strength was delivered to its new owner and we recorded a gain of approximately $2.6 million.

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

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million. We recorded an impairment loss of $11.8 million in connection with the sale.
In September 2023, we entered into and completed the sale of one Panamax vessel, Golden Suek, to an unrelated third party for a total gross amount of $15.0 million, recognizing a gain from sale of $0.8 million.
In September 2023, for the Supramax vessel Golden Hawk2 chartered-in to the Company from an unrelated third party, the Company declared an option under the current time charter contract to acquire the vessel in the amount of $15.3 million. Subsequent to entering into the purchase agreement, the Company entered into an agreement to sell the Supramax vessel to an unrelated third party, for total consideration of $21.6 million. The Company recognized a gain from the sale and net cash proceeds of approximately $5.8 million upon delivery of the vessel to new owners in November 2023.
In 2023, we took delivery of six Kamsarmax newbuildings, Golden Star, Golden Soul, Golden Hope, Golden Lion, Golden Grace and Golden John relating to the ten contracts that we entered into in 2021 and 2022.
In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024 and a net gain from sale of approximately $1.1 million was recorded upon delivery.
In June 2024, we entered into an agreement to sell one Panamax vessel, Golden Ruby, to an unrelated third party for a total gross amount of $21.0 million. The vessel was delivered to its new owner in August 2024 and a net gain from sale of approximately $4.2 million was recorded upon delivery.
In September 2024, we entered into agreements to sell one Newcastlemax vessel, Golden Gayle, and one Panamax vessel, Golden Diamond for a total gross amount of $57.5 million. The vessels were delivered to their new owners in October and November, respectively, and a net gain from the sales of approximately $16.1 million was recorded upon delivery.
In 2024, we took delivery of four Kamsarmax newbuildings, Golden Erling, Golden Wave, Golden Tide and Golden Faith and as of December 31, 2024, all vessels relating to the ten contracts that we entered into in 2021 and 2022 have been delivered.
The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025.
1 Defined as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2024 and as of the date of this report, we do not own or operate any Ultramax vessels.
2 Defined, together with Ultramax vessels, as vessels carrying capacities of between 55,000 and 65,000 dwt. As per December 31, 2024 and as of the date of this report, we do not own or operate any Supramax vessels.

B.  BUSINESS OVERVIEW

We are an international shipping company that owns and operates a fleet of dry bulk vessels, consisting of Newcastlemax, Capesize, Kamsarmax and Panamax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. Our vessels operate in the spot and time charter markets.

As of March 20, 2025, we owned 83 dry bulk vessels. Each vessel is owned and operated by one of our subsidiaries and is flagged either in the Marshall Islands or Hong Kong. In addition, we had eight vessels chartered-in from SFL (of which seven are chartered in on finance leases and one is chartered in on an operating lease). The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025. Of the 91 vessels that we own and operate, 8 of our vessels are chartered-out on fixed rate time charters, 28 of our vessels are chartered out on index linked rate time charters and the remaining 55 vessels operate in the spot market.

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

Our Business Strategy

Our business strategy centers around the largest sizes of dry bulk carriers (Newcastlemax and Capesize). Another element of our strategy is to maintain a low average fleet age, ensuring low operational costs and a low carbon footprint.

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

Governance

We have a risk-based approach to compliance and have established policies and procedures which clearly set out how we manage ESG issues. Implementing these policies and procedures mitigates our risks and any negative ESG impacts. All policies and procedures were updated in 2024.

The Board is ultimately responsible for ESG at Golden Ocean. The Board oversees the Company’s strategy, including our decarbonization strategy, and ensures that appropriate and effective ESG-related risk management and internal control systems are in place. The Board also reviews Golden Ocean’s corporate governance framework on an annual basis. As an example, the Board has reviewed the Company’s GHG accounting and emission targets. The Board’s Audit Committee ensures oversight of key ESG risks and external reporting and receives regular updates on ESG reporting processes. The Committee also monitors reports and complaints received by the Company relating to internal controls and compliance.

The executive management team, led by the principal executive officer, oversees the daily implementation of ESG at Golden Ocean, ensuring our commitment to environmental, social and governance principles. The Chief Financial Officer is responsible for establishing monitoring and reporting processes pertaining to ESG-related risks and performance.

Our Decarbonization Strategy

In 2020, we initiated our “Decarbonization journey towards 2030-2050” to ensure that our fleet is in compliance with the constantly evolving regulations. The purpose of this decarbonization strategy is to provide us with a solid understanding of how to further optimize and modernize our fleet and operations in a cost-efficient and sustainable way. The decarbonization strategy also ensures that we maintain momentum and allocate the correct resources to our environmental performance. Our strategy puts us in an optimal position to make operational and strategic decisions based on verified data, and we are already experiencing compelling benefits, such as:

•     lower overall costs
•     being better positioned towards our charter market, cargo owners and end-consumers
•    a more efficient fleet with lower emissions
•     future-proofing compliance with upcoming regulations

ESG Report

Our comprehensive and stand-alone annual ESG report, in respect of the calendar year ended December 31, 2023, was published in August 2024 (the "2023 ESG Report") and can be found on the Company's website. The information in the ESG report and on the Company’s website is not incorporated by reference into this document.

We have considered and assessed if detailed information in our 2023 ESG Report or similar information for year 2024 should be included in this annual report for the year ended December 31, 2024. Decarbonization is of strategic importance to us and we believe that, going forward, ESG can have a material effect on our financial position and results of operations. While climate change and environmental regulations have not had a material impact on our business, financial position or results of operations in 2023 or 2024, our investors and shareholders are provided with a sufficient material level of details regarding climate risks and environmental expenditures in this annual report, specifically described above in "Item 3. D. Risk Factors." While we expect that the ESG report for 2024 will further enhance this information, we do not believe it will contain additional material information.

As described above, in previous years we set targets for scope 1 emission reduction and aim to reduce our AER by 15% by 2026 and 30% by 2030, compared to 2019 levels. We also targeted net-zero emissions by 2050. In 2024, we continued to implement measures to achieve the targets above. As of the date of this annual report, these measures have not resulted in a material increase of our ESG related expenditures. The longer-term perspective creates a vast array of implications for our business and dry bulk industry in general and involves more uncertainty. As of the date of this annual report, we have one of the most modern and fuel-efficient fleets in the industry, and we continue to modernize our fleet by selling older tonnage. In the long-term, we are looking for zero emission propulsion technology with the ultimate aim of net zero emissions.

During the year ended December 31, 2024, we have incurred operating costs of $4.7 million for various energy saving devices and digitalization (2023: $1.8 million). In addition, in 2024 we increased drydock costs for cargo hold maintenance and hull/cargo sand blasting and painting by approximately $10.0 million to improve the efficiency of our vessels. Further, in 2024, we incurred $2.8 million for Mewis Duct installations, which were capitalized.

In 2025, we are planning to incur various other decarbonization costs up to approximately $10.6 million in total.

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

The United States has issued several Executive Orders that prohibit certain transactions related to Russia, including prohibitions on the importation of certain Russian energy products into the United States, (including crude oil, petroleum, petroleum fuels, oil, liquified natural gas and coal), and all new investments in Russia by U.S. persons, among other prohibitions and export controls, and has issued numerous determinations authorizing the imposition of sanctions on persons who operate or have operated in the energy, metals and mining, and marine sectors of the Russian Federation economy, among others. Increased restrictions on these sectors, or the expansion of sanctions to new sectors, may pose additional risks that could adversely affect our business and operations. While in general much uncertainty remains regarding the global impact of the conflict in Ukraine, it is possible that such tensions could adversely affect the Company’s business, financial condition, results of operation and cash flows.

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

The direct impact of the conflict on our business has been limited to time charter cancellations and suspensions under time charter agreements made prior to the onset of the conflict. In March 2022, we cancelled a time charter agreement with respect to Golden Pearl in consequence of our counterparty’s failure to pay charter hire following the imposition of sanctions by the European Union on charterers’ beneficial owner. In addition, in April 2022, we suspended time charter agreements with respect to two vessels (Admiral Schmidt and Vitus Bering), and in May 2022 redelivered those vessels to their disponent owners, where we understand that those vessels were financed by disponent owners as part of a sale-leaseback arrangement with a Russian-state owned entity. We did not conduct any business with sanctioned counterparties in 2024.

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

Technical Supervision Services

Technical operations and crewing of all owned vessels are outsourced to several leading ship management companies. Up until January 1, 2024, we received technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management") which included supervision of ship management companies. Pursuant to the terms of the agreement, Frontline Management received a management fee per vessel per year, which was subject to annual review. Beginning January 1, 2024, technical supervision of ship management companies is performed by Golden Ocean's technical team.

In 2024 Frontline Management continued to handle contracting and procurement services and newbuilding supervision on our behalf and charged us for costs incurred in relation to the supervision.

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

Grain has traditionally had the greatest impact on the seasonality in the dry bulk market, particularly during the peak demand seasons, which occurs during the second quarter in the Southern Hemisphere and at the end of the third quarter and throughout the fourth quarter in the Northern Hemisphere. The growth of iron ore and coal transportation over the last decade, however, has diminished the relative importance of grain to the dry bulk transportation industry. Since iron ore, like most other commodities, has moved from fixed price agreements between shippers and receivers to spot pricing, short-term price fluctuations have had an impact on iron ore trading by reducing normal seasonal patterns. Other factors, however, such as weather and port congestion still impact market volatility. The last three years have seen an increase in the significance of the bauxite trade from West Africa to Asia. The trade represents long sailing distances and is predominantly done by Capesize vessels. Further, the trade is inversely seasonal with the iron ore trade, meaning that the highest volumes are exported during the winter, when iron ore exports normally are lower.

Customers

For the year ended December 31, 2024, two customers accounted for 10% or more of our consolidated revenues in the amounts of $123.1 million and $105.3 million. The accounts receivable from these two customers as of December 31, 2024, were $0.8 million and $4.1 million, respectively. For the years ended December 31, 2023 and December 31, 2022, no customer accounted for 10% or more of our consolidated revenues.

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

The Marine Environment Protection Committee ("MEPC"), adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone depleting substances, which entered into force on July 1, 2010. The amended Annex VI seeks to further reduce air pollution by, among other things, implementing a progressive reduction of the amount of sulfur contained in any fuel oil used on board ships. On October 27, 2016, MEPC 70 agreed to implement a global 0.5% m/m sulfur oxide emissions limit (reduced from 3.50%) starting from January 1, 2020. This limitation can be met by using low-sulfur compliant fuel oil, alternative fuels, or certain exhaust gas cleaning systems. Ships are now required to obtain bunker delivery notes and International Air Pollution Prevention ("IAPP") Certificates from their flag states that specify sulfur content. Additionally, at MEPC 73, amendments to Annex VI to prohibit the carriage of bunkers above 0.5% sulfur on ships were adopted and took effect on March 1, 2020, with the exception of vessels fitted with exhaust gas cleaning equipment

("scrubbers"), which can carry fuel of higher sulfur content. These regulations subject ocean-going vessels to stringent emissions controls, and have caused us to incur additional costs.

Sulfur content standards are even stricter within certain "Emission Control Areas" ("ECAs"). As of January 1, 2015, ships operating within an ECA were not permitted to use fuel with sulfur content in excess of 0.1% m/m. Amended Annex VI establishes procedures for designating new ECAs. Currently, the IMO has designated five ECAs, including specified portions of the Baltic Sea area, Mediterranean Sea area, North Sea area, North American area and United States Caribbean area. The Mediterranean Sea became an ECA on May 1, 2024, and compliance obligations will begin May 1, 2025. Ocean-going vessels in these areas will be subject to stringent emission controls and may cause us to incur additional costs. Other areas in China, ocean-going vessels are subject to local regulations that impose stricter emission controls. In July 2023, MEPC 80 announced three new ECA proposals, including the Canadian Arctic waters and the North-East Atlantic Ocean, which were adopted in draft amendments to Annex IV that will enter into force in March 2026. If other ECAs are approved by the IMO, or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the U.S. Environmental Protection Agency ("EPA") or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of our operations.

The amended Annex VI also established new tiers of stringent nitrogen oxide emissions standards for marine diesel engines, depending on their date of installation. Tier III NOx standards were designed for the control of NOx produced by vessels and apply to ships that operate in the North American and U.S. Caribbean Sea ECAs with marine diesel engines installed and constructed on or after January 1, 2016. Tier III requirements could apply to additional areas designated for Tier III NOx in the future. At MEPC 70 and MEPC 71, the MEPC approved the North Sea and Baltic Sea as ECAs for nitrogen oxide for ships built on or after January 1, 2021. The EPA promulgated equivalent (and in some senses stricter) emissions standards in 2010. As a result of these designations or similar future designations, we may be required to incur additional operating or other costs.

At MEPC 70, Regulation 22A of MARPOL Annex VI became effective as of March 1, 2018 and requires ships above 5,000 gross tonnage to collect and report annual data on fuel oil consumption to an IMO database, with the first year of data collection having commenced on January 1, 2019. The IMO used such data as part of its initial roadmap (through 2023) for developing its strategy to reduce greenhouse gas emissions from ships, as discussed further below.

As of January 1, 2013, MARPOL made mandatory certain measures relating to energy efficiency for ships. All ships are now required to develop and implement Ship Energy Efficiency Management Plans ("SEEMP"), and new ships must be designed in compliance with minimum energy efficiency levels per capacity mile as defined by the Energy Efficiency Design Index ("EEDI"). Under these measures, by 2025, all new ships built will be 30% more energy efficient than those built in 2014. MEPC 75 adopted amendments to MARPOL Annex VI which brought forward the effective date of the EEDI’s "phase 3" requirements from January 1, 2025 to April 1, 2022 for several ship types, including general cargo ships.

Additionally, in 2022, MEPC amended Annex VI to impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. The requirements include (1) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index ("EEXI"), and (2) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator ("CII"). The attained EEXI is required to be calculated for ships of 400 gross tonnage and above, in accordance with different values set for ship types and categories. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. All ships above 400 gross tonnage must also have an approved SEEMP on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. That same year, MEPC amended MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil ("HFO") by ships in Arctic waters on and after July 1, 2024.

MEPC 77 adopted a non-binding resolution which urges Member States and ship operators to voluntarily use distillate or other cleaner alternative fuels or methods of propulsion that are safe for ships and could contribute to the reduction of Black Carbon emissions from ships when operating in or near the Arctic.

MEPC 79 adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. MEPC 79 also revised the EEDI calculation guidelines to include a CO2 conversion factor for ethane, a reference to the updated ITCC guidelines, and a clarification that in case of a ship with multiple load line certificates, the maximum certified summer draft should be used when determining the deadweight. These amendments entered into force on May 1, 2024.

In July 2023, MEPC 80 approved the plan for reviewing CII regulations and guidelines, which must be completed at the latest by January 1, 2026. This review commenced at MEPC 82 in Fall 2024, and there will be no immediate changes to the CII framework, including correction factors and voyage adjustments, before the review is completed.

MEPC 81, held in 2024, introduced amendments to the 2021 guidelines on the shaft/engine power limitation system to comply with the EEXI requirements and use of a power reserve.

We may incur costs to comply with these revised standards, however we do not expect these costs to be material. Additional or new conventions, laws and regulations, including those effective in 2024, may be adopted that could require the installation of expensive emission control systems and could adversely affect our business, results of operations, cash flows and financial condition. We continuously assess the impact on our costs for 2025 and onwards to determine if they remain immaterial.

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

Under Chapter IX of the SOLAS Convention, or the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (the "ISM Code"), our operations are also subject to environmental standards and requirements. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely for responding to emergencies. We rely upon the safety management system that our managers have developed for compliance with the ISM Code. The failure of a vessel owner or person such as the manager or bareboat charterer, who has assumed the responsibility for operation of the ship from the owner of the ship and who on assuming such responsibility has agreed to take over all the duties and responsibilities imposed by the ISM Code, may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with the ISM Code requirements for a safety management system. No vessel can obtain a safety management certificate unless its manager has been awarded a document of compliance, issued by either flag state or an organization recognized by the flag state, under the ISM Code. Our managers have obtained applicable documents of compliance for their offices and safety management certificates for all of our vessels for which the certificates are required by the ISM. The document of compliance and safety management certificate are renewed as required.

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

Amendments to the SOLAS Convention Chapter VII apply to vessels transporting dangerous goods and require those vessels be in compliance with the International Maritime Dangerous Goods Code ("IMDG Code"). Effective January 1, 2018, the IMDG Code includes (1) provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, (2) marking, packing and classification requirements for dangerous goods, and (3) mandatory training requirements. Amendments which took effect on January 1, 2020 also reflect the latest material from the UN Recommendations on the Transport of Dangerous Goods, including (1) provisions regarding IMO type 9 tank, (2) abbreviations for segregation groups, and (3) special provisions for carriage of lithium batteries and of vehicles powered by flammable liquid or gas. Additional amendments, which came into force on June 1, 2022, include (1) addition of a definition of dosage rate, (2) additions to the list of high consequence dangerous goods, (3) new provisions for medical/clinical waste, (4) addition of various ISO standards for gas cylinders, (5) a new handling code, and (6) changes to stowage and segregation provisions. The newest edition of the IMDG Code took effect on January 1, 2024, although the changes are largely incremental.

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

The MEPC maintains guidelines for approval of ballast water management systems (G8). At MEPC 72, amendments were adopted to extend the date existing vessels are subject to certain ballast water standards. Ships over 400 gross tons generally must comply with a "D-1 standard," requiring the exchange of ballast water only in open seas and away from coastal waters. The "D-2 standard" specifies the maximum amount of viable organisms allowed to be discharged, and compliance dates vary depending on the IOPP renewal dates. The standards have been in force since 2019, and for most ships, compliance with the D-2 standard involved installing on-board systems to treat ballast water and eliminate unwanted organisms. Ballast water management systems, which include systems that make use of chemical, biocides, organisms or biological mechanisms, or which alter the chemical or physical characteristics of the ballast water, must be approved in accordance with IMO Guidelines (Regulation D-3). Since September 8, 2024, all ships have been required to meet the D-2 standard. We are compliant with these regulations as of the date of this report. Additionally, in November 2020, MEPC 75 adopted amendments to the BWM Convention which would require a commissioning test of the ballast water management system for the initial survey or when performing an additional survey for retrofits. This analysis will not apply to ships that already have an installed BWM system certified under the BWM Convention. These amendments have entered into force on June 1, 2022. In December 2022, MEPC 79 agreed that it should be permitted to use ballast tanks for temporary storage of treated sewage and grey water. MEPC 79 also established that ships are expected to return to D-2 compliance after experiencing challenging uptake water and bypassing a BWM system should only be used as a last resort.

In July 2023, MEPC 80 approved a plan for a comprehensive review of the BWM Convention. over the next three years and the corresponding development of a package of amendments to the Convention. MEPC 80 also adopted further amendments relating to Appendix II of the BWM Convention concerning the form of the Ballast Water Record Book, which are expected to enter into force in February 2025. A protocol for ballast water compliance monitoring devices and unified interpretation of the form of the BWM Convention certificate were also adopted. In March 2024, MEPC 81 adopted amendments to the BWM Convention concerning the use of Ballast Water Record Books in electronic form, which are expected to enter into force in

October 2025. Pursuant to the ongoing review, in Fall 2024, MEPC 82 approved the 2024 Guidance on ballast water record keeping and reporting and the 2024 Guidance for Administrations on the type of approval process for ballast water management systems to support harmonized evaluation by Administrations.

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

Compliance Enforcement

Noncompliance with the ISM Code or other IMO regulations may subject the ship owner, ship manager or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The USCG and European Union authorities prohibit vessels not in compliance with the ISM Code by applicable deadlines from trading in U.S. and European Union ports, respectively. As of the date of this report, all our vessels have a valid Safety Management Certificate as applicable under the ISM Code. The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.

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

The 2010 Deepwater Horizon oil spill in the Gulf of Mexico resulted in additional regulatory initiatives or statutes, including higher liability caps under OPA, new regulations regarding offshore oil and gas drilling, and a pilot inspection program for offshore facilities. However, several of these initiatives and regulations have been or may be revised as a result of political changes. For example, the U.S. Bureau of Safety and Environmental Enforcement’s ("BSEE") revised Production Safety Systems Rule ("PSSR"), effective December 27, 2018, modified and relaxed certain environmental and safety protections under the 2016 PSSR. However, in August 2023, the BSEE released a final Well Control Rule, which strengthens testing and performance requirements, and may affect offshore drilling operations.

In January 2021, the Biden administration issued an executive order temporarily blocking new leases for oil and gas drilling in federal waters, but ultimately, the order was rendered ineffective by a permanent injunction by a Louisiana court. against the Biden Administration’s moratorium on oil and gas leasing on federal public lands and offshore waters. After being blocked by the courts, in September 2023, the Biden administration announced a scaled back offshore oil drilling plan, including just three oil lease sales in the Gulf of Mexico. On January 6, 2025, the Biden administration announced a ban on new offshore oil and gas drilling in more than 625 million acres of U.S. waters on the Atlantic and Pacific coasts and in Alaska, but Louisiana-led states and fossil fuel groups are challenging the ban. On January 20, 2025, President Trump issued an executive order revoking this ban but will also likely face legal challenge over this revocation. The Trump administration has also proposed leasing new sections of U.S. waters to oil and gas companies for offshore drilling. With these rapid changes, compliance with any new requirements of OPA and future legislation or regulations applicable to the operation of our vessels could impact the cost of our operations and adversely affect our business.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, provided they accept, at a minimum, the levels of liability established under OPA. Some states have enacted legislation providing for unlimited liability for oil spills, and many U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. Moreover, some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters, although in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws. These laws may be more stringent than U.S. federal law. The Company intends to comply with all applicable state regulations in the ports where the Company’s vessels call.

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

The U.S. Clean Water Act ("CWA") prohibits the discharge of oil, hazardous substances and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. In 2015, the EPA expanded the definition of "waters of the United States" ("WOTUS"), thereby expanding federal authority under the CWA. Following litigation on the revised WOTUS rule, in December 2018, the EPA and Department of the Army proposed a revised, limited definition of WOTUS. In 2019 and 2020, the agencies repealed the prior WOTUS Rule and promulgated the Navigable Waters Protection Rule ("NWPR") which significantly reduced the scope and oversight of EPA and the Department of the Army in traditionally non-navigable waterways. On August 30, 2021, a federal district court in Arizona vacated the NWPR and directed the agencies to replace the rule with the pre-2015 definition. In January 2023, the revised WOTUS rule was codified in place of the vacated NWPR. On May 25, 2023, the United States Supreme Court ruled in the case Sackett v. EPA that only wetlands and permanent bodies of water with a "continuous surface connection" to "traditional interstate navigable waters" are covered by the CWA, further narrowing the application of the WOTUS rule. In August 2023, the EPA and the Department of the Army issued the final WOTUS rule, effective on September 8, 2023, that largely reinstated the pre-2015 definition and applied the Sackett ruling.

The EPA and the USCG have also enacted rules relating to ballast water discharge, compliance with which requires the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial costs, and/or otherwise restrict our vessels from entering U.S. Waters. The EPA will regulate these ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters pursuant to the Vessel Incidental Discharge Act ("VIDA"), which was signed into law on December 4, 2018 and replaces the 2013 Vessel General Permit ("VGP") program (which authorizes discharges incidental to operations of commercial vessels and contains numeric ballast water discharge limits for most vessels to reduce the risk of invasive species in U.S. waters, stringent requirements for exhaust gas scrubbers, and requirements for the use of environmentally acceptable lubricants) and current Coast Guard ballast water management regulations adopted under the U.S. National Invasive Species Act ("NISA"), such as mid-ocean ballast exchange programs and installation of approved USCG technology for all vessels equipped with ballast water tanks bound for U.S. ports or entering U.S. waters. VIDA establishes a new framework for the regulation of vessel incidental discharges under Clean Water Act ("CWA"), requires the EPA to develop performance standards for those discharges within two years of enactment, and requires the U.S. Coast Guard to develop implementation, compliance, and enforcement regulations within two years of EPA’s promulgation of standards. On September 24, 2024, the EPA finalized its rule on Vessel Incidental Discharge Standards of Performance, which means that the USCG must now develop corresponding regulations regarding ballast water within two years of that date. Under VIDA, all provisions of the 2013 VGP and USCG regulations regarding ballast water treatment remain in force and effect until the EPA and U.S. Coast Guard regulations are finalized. Non-military, non-recreational vessels greater than 79 feet in length must continue to comply with the requirements of the VGP, including submission of a Notice of Intent ("NOI") or retention of a PARI form and submission of annual reports. We have submitted NOIs for our vessels where required. Compliance with the EPA, U.S. Coast Guard and state regulations would require the installation of ballast water treatment equipment on our vessels or the implementation of other port facility disposal procedures at potentially substantial cost or may otherwise restrict our vessels from entering U.S. waters.

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

On September 15, 2020, the European Parliament voted to include greenhouse gas emissions from the maritime sector in the European Union’s carbon market, the EU Emissions Trading System ("EU ETS") as part of its "Fit-for-55" legislation to reduce net greenhouse gas emissions by at least 55% by 2030. This will require shipowners to buy permits to cover these emissions. On December 18, 2022, the Environmental Council and European Parliament agreed on a gradual introduction of obligations for shipping companies to surrender allowances equivalent to a portion of their carbon emissions: 40% for verified emissions from 2024, 70% for 2025 and 100% for 2026. Most large vessels will be included in the scope of the EU ETS from the start. Big offshore vessels of 5,000 gross tonnage and above will be included in the 'MRV' on the monitoring, reporting and verification of CO2 emissions from maritime transport regulation from 2025 and in the EU ETS from 2027. General cargo vessels and off-shore vessels between 400-5,000 gross tonnage will be included in the MRV regulation from 2025 and their inclusion in EU ETS will be reviewed in 2026. Furthermore, starting from January 1, 2026, the ETS regulations will expand to include emissions of two additional greenhouse gases: nitrous oxide and methane.

The EU also adopted the FuelEU Maritime regulation, a proposal included in the "Fit-for-55" legislation. From 2025, FuelEU Maritime sets requirements on the annual average GHG intensity of energy used by ships trading within the EU or European Economic Area (EEA). This intensity is measured as GHG emissions per energy unit (gCO2e/MJ), and in turn, GHG emissions are calculated in a well-to-wake perspective. The calculation considers emissions related to the extraction, cultivation, production and transportation of fuel, in addition to emissions from energy used on board the ship. The baseline for the calculation is the average well-to-wake GHG intensity of the fleet in 2020: 91.16 gCO2e/MJ. This will start at a 2% reduction in 2025, increasing to 6% in 2030, and accelerating from 2035 to reach an 80% reduction by 2050.

Compliance with the EU ETS and FuelEU Maritime regulations will result in additional compliance and administration costs to properly incorporate the provisions of the Directive into our business routines. Additional EU regulations which are part of the EU’s "Fit-for-55," could also affect our financial position in terms of compliance and administration costs when they take effect.

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

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. International negotiations are continuing with respect to a successor to the Kyoto Protocol, and restrictions on shipping emissions may be included in any new treaty. In December 2009, more than 27 nations, including the U.S. and China, signed the Copenhagen Accord, which includes a non-binding commitment to reduce greenhouse gas emissions. The 2015 United Nations Climate Change Conference in Paris resulted in the Paris Agreement, which entered into force on November 4, 2016 and does not directly limit greenhouse gas emissions from ships. The U.S. initially entered into the agreement, but on June 1, 2017, the Trump administration announced that the United States intends to withdraw from the Paris Agreement, and the withdrawal became effective on November 4, 2020. On January 20, 2021, the Biden administration issued an executive order to rejoin the Paris Agreement, which the U.S. officially rejoined on February 19, 2021. In January 2025, President Trump signed an executive order to begin the withdrawal of the United States from the Paris Agreement.

At MEPC 70 and MEPC 71, a draft outline of the structure of the initial strategy for developing a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships was approved. In accordance with this roadmap, in April 2018, nations at the MEPC 72 adopted an initial strategy to reduce greenhouse gas emissions from ships. The initial strategy identifies "levels of ambition" to reduce greenhouse gas (“GHG”) emissions and notes that technological innovation, alternative fuels and/or energy sources for international shipping will be integral to achieve the ambitions. At MEPC 77, the Member States agreed to initiate the revision of the Initial IMO Strategy on Reduction of GHG emissions from ships, recognizing the need to strengthen the “levels of ambition.” In July 2023, MEPC 80 adopted the 2023 IMO Strategy on Reduction of GHG Emissions from Ships, which builds upon the initial strategy’s levels of ambition. The revised levels of ambition include (1) further decreasing the carbon intensity from ships through improvement of energy efficiency; (2) reducing carbon intensity of international shipping; (3) increasing adoption of zero or near-zero emissions technologies, fuels, and energy sources; and (4) achieving net zero GHG emissions from international shipping. Furthermore, the following indicative checkpoints were adopted in order to reach net zero GHG emissions from international shipping: i). reduce the total annual greenhouse gas emissions from international shipping by at least 20%, striving for 30%, by 2030, compared to 2008 levels; and ii). reduce the total annual GHG emissions from international shipping by at least 70%, striving for 80%, by 2040, compared to 2008 levels. In March 2024, MEPC 81 further developed the goal-based marine fuel standard regulating the phased reduction of marine fuel’s GHG intensity as part of its mid-term measures. In Fall 2024, MEPC 82 made further progress on the development of these mid-term measures, and the Committee is expected to approve amendments at MEPC 83 (Spring 2025) for adoption in October 2025.

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

C.  ORGANIZATIONAL STRUCTURE

See Exhibit 8.1 for a list of our significant subsidiaries.

D.  PROPERTY, PLANT AND EQUIPMENT

The following table summarizes key information about our fleet as of March 20, 2025:

Vessel	Built	DWT	Flag	Type of Employment
Newcastlemax - Owned
Golden Scape	2016	211,122	HK	Index linked time charter
Golden Swift	2016	211,135	HK	Index linked time charter
Golden Walcott	2017	207,999	MI	Time charter
Golden Coral	2019	208,400	MI	Spot market
Golden Champion	2019	208,391	MI	Spot market
Golden Confidence	2019	208,399	MI	Spot market
Golden Competence	2019	208,397	MI	Spot market
Golden Comfort	2020	208,385	MI	Spot market
Golden Courage	2020	208,395	MI	Spot market
Golden Skies	2020	210,896	MI	Index linked time charter
Golden Spirit	2020	210,866	MI	Index linked time charter
Golden Saint	2020	211,138	MI	Spot market
Golden Earl	2020	207,999	MI	Time charter
Golden Duke	2020	207,999	MI	Time charter
Golden Emerald	2020	207,999	MI	Time charter
Golden Spray	2021	210,667	MI	Index linked time charter
Golden Aquamarine	2021	207,999	MI	Time charter
Golden Sapphire	2021	207,999	MI	Time charter
		3,764,185

Capesize - Owned
Golden Myrtalia	2011	177,979	MI	Index linked time charter
Golden Anastasia	2014	179,189	MI	Spot market
Golden Houston	2014	181,214	MI	Spot market
Golden Kaki	2014	180,600	MI	Spot market
KSL Salvador	2014	180,958	HK	Index linked time charter
KSL San Francisco	2014	181,066	HK	Index linked time charter
KSL Santiago	2014	181,020	HK	Spot market
KSL Santos	2014	181,055	HK	Index linked time charter
KSL Sapporo	2014	180,960	HK	Index linked time charter
KSL Seattle	2014	181,015	HK	Index linked time charter
KSL Singapore	2014	181,062	HK	Index linked time charter
KSL Sydney	2014	181,009	HK	Index linked time charter
Golden Amreen	2015	179,337	MI	Spot market
Golden Aso	2015	182,472	HK	Spot market
Golden Finsbury	2015	182,481	HK	Spot market
Golden Kathrine	2015	182,486	HK	Index linked time charter
KSL Sakura	2015	181,062	HK	Spot market
KSL Seoul	2015	181,010	HK	Spot market
KSL Seville	2015	181,003	HK	Spot market
KSL Stockholm	2015	181,043	HK	Index linked time charter
Golden Barnet	2016	180,355	HK	Index linked time charter
Golden Behike	2016	180,491	MI	Index linked time charter
Golden Bexley	2016	180,229	HK	Index linked time charter
Golden Fulham	2016	182,610	HK	Index linked time charter
Golden Monterrey	2016	180,513	MI	Index linked time charter
Golden Nimbus	2017	180,503	MI	Index linked time charter
Golden Savannah	2017	181,044	HK	Spot market
Golden Surabaya	2017	181,046	HK	Index linked time charter
Golden Arcus	2018	180,478	MI	Index linked time charter
Golden Calvus	2018	180,521	MI	Index linked time charter
Golden Cirrus	2018	180,487	MI	Spot market
Golden Cumulus	2018	180,499	MI	Index linked time charter
Golden Incus	2018	180,512	MI	Index linked time charter
		5,967,309

Capesize - Operating Lease - Related Party, SFL
KSL China	2013	179,109	MI	Index linked time charter
		179,109

Capesize - Finance Lease - Related Party, SFL
Battersea	2009	169,391	MI	Spot market
Belgravia	2009	169,931	MI	Spot market
Golden Magnum	2009	179,788	HK	Spot market
Golden Beijing	2010	175,820	HK	Spot market
Golden Future	2010	175,861	HK	Spot market
Golden Zhejiang	2010	175,837	HK	Spot market
Golden Zhoushan	2011	175,853	HK	Spot market
		1,222,481

Kamsarmax - Owned
Golden Arion	2011	82,188	MI	Spot market
Golden Ioanari	2011	81,827	MI	Spot market
Golden Jake	2011	82,188	MI	Spot market
Golden Daisy	2012	81,507	MI	Spot market
Golden Ginger	2012	81,487	MI	Spot market
Golden Keen	2012	81,586	MI	Spot market
Golden Rose	2012	81,585	MI	Spot market
Golden Sue	2013	84,943	MI	Time charter
Golden Deb	2013	84,970	MI	Time charter
Golden Kennedy	2015	84,978	MI	Spot market
Golden Fortune	2020	81,210	MI	Spot market
Golden Fellow	2020	81,135	MI	Spot market
Golden Frost	2020	80,558	MI	Spot market
Golden Forward	2021	81,130	MI	Spot market
Golden Friend	2021	81,206	MI	Spot market
Golden Freeze	2021	80,578	MI	Spot market
Golden Fast	2021	80,573	MI	Spot market
Golden Furious	2021	80,595	MI	Spot market
Golden Star	2023	84,988	MI	Spot market
Golden Soul	2023	84,988	MI	Spot market
Golden Lion	2023	84,967	MI	Spot market
Golden Hope	2023	84,986	MI	Spot market
Golden Grace	2023	84,505	MI	Spot market
Golden John	2023	84,508	MI	Spot market
Golden Erling	2024	84,520	MI	Spot market
Golden Wave	2024	84,984	MI	Spot market
Golden Tide	2024	84,996	MI	Spot market
Golden Faith	2024	84,987	MI	Spot market
		2,322,673

Panamax - Owned
Golden Brilliant	2013	74,500	HK	Index linked time charter
Golden Pearl	2013	74,300	MI	Spot market
Golden Amber	2017	74,754	MI	Spot market
Golden Opal	2017	74,232	MI	Spot market
		297,786

Key to Flags:
MI – Marshall Islands, HK – Hong Kong.

Other than our interests in the vessels described above, we do not own or lease any other material physical properties, except for related party lease of our office space in Singapore.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

Summary of key information

The following table should also be read in conjunction with the consolidated financial statements and notes thereto included herein. Our accounts are maintained in U.S. dollars.

	Fiscal year ended December 31,
	2024	2023	2022
(in thousands of $, except shares, per share data and ratios)
Statement of Operations Data:
Total operating revenues	968,420	885,767	1,113,456
Total operating expenses	675,506	706,343	712,141
Net operating income	314,341	188,612	435,087
Net income	223,214	112,268	461,847
Earnings per share: basic ($)	$1.12	$0.56	$2.30
Earnings per share: diluted ($)	$1.12	$0.56	$2.29
Dividends per share ($)	$1.05	$0.50	$2.35

Balance Sheet Data (at end of year):
Cash and cash equivalents	129,106	116,382	134,784
Short-term restricted cash	2,623	2,254	3,289
Vessels and equipment, net	2,959,129	2,987,360	2,665,785
Finance leases, right of use assets, net	53,656	68,643	83,589
Operating leases, right of use assets, net	6,848	9,538	15,646
Total assets	3,379,295	3,489,018	3,257,291
Current portion of long-term debt	113,848	109,309	92,865
Current portion of obligations under finance lease	18,829	19,601	18,387
Current portion of obligations under operating lease	2,414	2,632	5,546
Long-term debt	1,188,679	1,260,758	1,027,991
Non-current portion of obligations under finance lease	49,158	67,987	87,588
Non-current portion of obligations under operating lease	6,918	9,621	13,051
Share capital	10,061	10,061	10,061
Total equity	1,899,977	1,921,891	1,917,033
Common shares outstanding	199,403,293	199,628,293	200,485,621
Other Financial Data:
Equity to assets ratio (percentage) (1)	56.2%	55.1%	58.9%
Debt to equity ratio (2)	0.7	0.8	0.6
Price earnings ratio (3)	8.0	17.4	3.8
Time charter equivalent income (4)	769,906	633,913	833,230
Time charter equivalent rate (5)	22,680	17,905	24,262

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
(4)A reconciliation of time charter equivalent income ("TCE income"), to total operating revenues as reflected in the consolidated statements of operation is as follows:

(in thousands of $)	2024	2023	2022
Total operating revenues	968,420	885,767	1,113,456
Add: Amortization of charter party-out contracts	(1,699)	(1,419)	—
Add: Other operating income / (expenses)	—	—	(413)
Less: Other revenues	3,925	4,274	1,263
Net time and voyage charter revenues	962,796	880,074	1,111,780
Less: Voyage expenses & commission	192,890	246,161	278,550
Time charter equivalent income	769,906	633,913	833,230

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

(5)TCE rate, represents the weighted average daily TCE income of our entire operating fleet.

(in thousands of $, except for TCE Rate and days)	2024	2023	2022
Time charter equivalent income	769,906	633,913	833,230

Fleet available days	34,853	35,990	35,217
Fleet offhire days	(907)	(585)	(874)
Fleet onhire days	33,946	35,405	34,343

Time charter equivalent rate	22,680	17,905	24,262

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

As of December 31, 2024, we owned 83 dry bulk vessels. In addition, we had eight vessels chartered-in from SFL (of which seven are chartered in on finance leases and one is chartered in on an operating lease). Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands or Hong Kong. As of December 31, 2024, 8 of our vessels were chartered-out on fixed rate time charters, 27 of our vessels were chartered out on index linked rate time charters, 56 vessels operated in the spot market.

Fleet Changes

Refer to "Item 4. Information on the Company - A. History and Development of the Company" for a discussion on acquisitions and disposals of vessels during the years ended December 31, 2024, 2023, and 2022. A summary of the changes in the vessels that we own and chartered in under long-term operating and finance leases for the years ended December 31, 2024, 2023 and 2022 is summarized below.

	2024		2023		2022
Newcastlemax
At start of period	19		13		13
Acquisitions and newbuilding deliveries	—		6	d	—
Disposals	(1)	a	—		—
At end of period	18		19		13
Capesize
At start of period	41		43		43
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		(2)	e	—
At end of period	41		41		43
Kamsarmax
At start of period	24		18		21
Acquisitions and newbuilding deliveries	4	b	6	f	—
Disposals	—		—		(3)
At end of period	28		24		18
Panamax
At start of period	7		9		12
Acquisitions and newbuilding deliveries	—		—		—
Disposals	(3)	c	(2)	g	(1)	i
Redelivery	—		—		(2)	j
At end of period	4		7		9
Ultramax
At start of period	—		1		3
Acquisitions and newbuilding deliveries	—		—		—
Disposals	—		(1)	h	(2)	k
At end of period	—		—		1
Total
At start of period	91		84		92
Acquisitions and newbuilding deliveries	4		12		—
Disposals	(4)		(5)		(6)
Redelivery	—		—		(2)
At end of period	91		91		84

a.Disposal of one vessel (Golden Gayle) to an unrelated third party.
b.Delivery of four newbuildings (Golden Erling, Golden Wave, Golden Tide and Golden Faith).
c.Disposal of three vessels (Golden Bull, Golden Ruby and Golden Diamond) to unrelated third parties.
d.Delivery of six vessels (Golden Aquamarine, Golden Duke, Golden Earl, Golden Walcott, Golden Emerald and Golden Sapphire) acquired from an unrelated third party.
e.Disposal of two vessels (Golden Feng and Golden Shui) to unrelated third parties.
f.Delivery of six newbuildings (Golden Star, Golden Soul, Golden Hope, Golden Lion, Golden Grace and Golden John).
g.Disposal of two vessels (Golden Strength and Golden Suek) to unrelated third parties.
h.Disposal of one vessel (Golden Hawk) to an unrelated third party.

i.(i) Disposal of three vessels (Golden Empress, Golden Endeavour and Golden Enterprise) to an unrelated third party and (ii) disposal of one vessel (Golden Ice) to an unrelated third party.
j.Redelivery of two vessels (Admiral Schmidt and Vitus Bering) to their owner in May 2022 and as such are not included in our fleet.
k.Disposal of two vessels (Golden Cathrine and Golden Cecilie) to an unrelated third party.

Summary of Fleet Employment

As discussed below, as of December 31, 2024, our vessels operated under time charters or voyage charters.

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

	As of December 31,
	2024		2023		2022
	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet	Number of vessels	Percentage of fleet
Newcastlemax
Spot	7	38.9%	9	47.4%	8	61.5%
Time charter	6	33.3%	6	31.6%	—	—%
Index linked time charter	5	27.8%	4	21.0%	5	38.5%
	18	100.0%	19	100.0%	13	100.0%
Capesize
Spot	19	46.3%	18	43.9%	17	39.5%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	22	53.7%	23	56.1%	26	60.5%
	41	100.0%	41	100.0%	43	100.0%
Kamsarmax
Spot	26	92.9%	18	75.0%	15	83.3%
Time charter	2	7.1%	6	25.0%	3	16.7%
Index linked time charter	—	—%	—	—%	—	—%
	28	100.0%	24	100.0%	18	100.0%
Panamax
Spot	4	100.0%	2	28.6%	1	11.1%
Time charter	—	—%	1	14.3%	2	22.2%
Index linked time charter	—	—%	4	57.1%	6	66.7%
	4	100.0%	7	100.0%	9	100.0%
Ultramax
Spot	—	—%	—	—%	1	100.0%
Time charter	—	—%	—	—%	—	—%
Index linked time charter	—	—%	—	—%	—	—%
	—	—%	—	—%	1	100.0%
Total
Spot	56	61.5%	47	51.6%	42	50.0%
Time charter	8	8.8%	13	14.3%	5	6.0%
Index linked time charter	27	29.7%	31	34.1%	37	44.0%
	91	100.0%	91	100.0%	84	100.0%

Below is an overview, as of December 31, 2024, of our vessels on time charter contracts that had a minimum initial contract duration of more than 11 months:

Vessel Type	Vessel Name	Dwt	Expiry (min period)
Newcastlemax	Golden Aquamarine	207,999	December 2025
Newcastlemax	Golden Walcott	207,999	December 2025
Newcastlemax	Golden Earl	207,999	October 2025
Newcastlemax	Golden Duke	207,999	September 2025
Newcastlemax	Golden Emerald	207,999	September 2025
Newcastlemax	Golden Sapphire	207,999	October 2025
Kamsarmax	Golden Sue	84,943	May 2025
Kamsarmax	Golden Deb	84,970	October 2025

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
Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels
In "Critical Accounting Policies – Impairment", we discuss our policy for impairing the carrying values of our vessels and newbuildings. During the past few years, the market values of vessels have experienced particular volatility, with valuations reaching peak in the first half of 2022 following subsequent declines in the second half of 2022 for many vessel classes. In 2023, in light of strengthened market conditions, most vessel classes experienced increased vessel values throughout the year. Further, in 2024, vessel values reached their highest point mid-year but subsequently declined in the second half of the year due to weaker market conditions. The charter-free market value, or basic market value, of certain of our vessels may be below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, as the future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

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

The table set forth below indicates the carrying value of our owned vessels by type and year of construction as of December 31, 2024 and 2023:

Vessel Type	Built	Aggregate dwt 2024	2024 ($ millions)		2023 ($ millions)
Newcastlemax	2011	—	—		25.6
Newcastlemax	2016	422,257	99.0		103.8	*
Newcastlemax	2017	207,999	40.3		41.5
Newcastlemax	2019	833,587	181.0		186.9
Newcastlemax	2020	1,673,677	376.3		389.8
Newcastlemax	2021	626,665	145.0		149.8
Total Newcastlemax		3,764,185	841.6		897.4

Capesize	2011	177,979	20.3		21.3
Capesize	2014	1,989,148	451.8	*	474.7	*
Capesize	2015	1,450,894	344.6		362.2	*
Capesize	2016	904,198	180.1		188.3
Capesize	2017	542,593	132.9	*	139.0	*
Capesize	2018	902,497	203.0		211.5
Total Capesize		5,967,309	1,332.7		1,397.0

Kamsarmax	2011	246,203	40.1		42.4
Kamsarmax	2012	326,165	59.1		62.0
Kamsarmax	2013	169,913	36.2		38.0
Kamsarmax	2015	84,978	18.6		19.5
Kamsarmax	2020	242,903	73.8		76.7
Kamsarmax	2021	404,082	132.9		138.0
Kamsarmax	2023	508,942	207.9		215.5	*
Kamsarmax	2024	339,487	151.3	*	—
Total Kamsarmax		2,322,673	719.9		592.1

Panamax	2013	148,800	30.1		47.8
Panamax	2014	—	—		16.8
Panamax	2017	148,986	34.4		35.8
Total Panamax		297,786	64.5		100.4

Total fleet		12,351,953	2,958.7		2,986.9

*Indicates vessel groups categorized by type and year of construction for which we believe, as of December 31, 2024 and/or 2023, the basic charter-free market value is lower than the vessel’s carrying value. We believe that the aggregate carrying value of these vessels exceeds their December 31, 2024 and 2023 aggregate basic charter-free market value by approximately $76.5 million and $186.7 million, respectively. We believe that the estimated future undiscounted cash flows expected to be earned by each of these vessels over its remaining estimated useful life, exceed each of these vessel's carrying value as of December 31, 2024 and 2023, respectively, and accordingly, we have not recorded an impairment charge. The aggregate carrying value of our total fleet is below the aggregate basic charter-free market value by approximately $498.4 million as of December 31, 2024. The aggregate carrying value of our total fleet was below the aggregate basic charter-free market value by approximately $151.1 million as of December 31, 2023.

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

We derive our earnings from time charters and voyage charters. As of December 31, 2024, 83 of our 91 vessels, which are owned or leased in by us, were employed in the voyage charter market or on short-term time charters of less than eleven months. The dry bulk industry has historically been highly cyclical, experiencing volatility in profitability, vessel values and freight rates.

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

Administrative expenses consist of general corporate overhead expenses, including personnel costs, property costs, audit fees, legal and professional fees, stock option expenses and other general administrative expenses. Personnel costs include, among other things, salaries, pension costs, fringe benefits, travel costs and health insurance.

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

Our marketable equity securities are investments in equity securities with readily determinable fair values. These investments are measured at fair value and any resulting unrealized gains and losses are recorded in the Consolidated Statements of Operations.

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

Inflationary effects were immaterial for the period ended December 31, 2024. In particular, we have observed inflation affecting ship operating expenses, such as crew expenses, insurance costs and spares freight, however, these effects were not material in comparison to our total ship operating expenses. Please refer to "Item 5. Operating and Financial Review and Prospects – A. Operating Results – Factors Affecting Our Results" for more details.

The extent of inflation impact on our future financial and operational results, which could be material, will depend, among other things, on the overall macroeconomic environment and duration and severity of the Russian-Ukrainian War. Going forward, we expect an increase in crew expenses of approximately 2.5% due to, among other things, increased wage pressures and Russian seafarers no longer being present in the global pool, which decreases overall number of seafarers in the world. Therefore, there will be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. Additionally, we expect an annual increase of up to 4.5% for spares and services due to factors such as global supply chain pressures, regulatory compliance, tight labor markets and growing wages.

Year ended December 31, 2024 compared with year ended December 31, 2023

Operating revenues

We currently operate most of our vessels in the spot market, or on floating rate index-linked time charters, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In addition, the mix of charters between spot or voyage charters and time charters also affects our revenues and voyage expenses. In 2024, market conditions strengthened compared to those in 2023, which is illustrated by an increase in the Baltic Dry Index, or BDI, from an average of 1,378 points in 2023 to an average of 1,755 in 2024. This is also evidenced through an increase in our achieved TCE rate for the full fleet from $17,905 per day in 2023 to $22,680 per day in 2024. Our achieved TCE rates are a combination of many factors, including, but not limited to, timing of entering into contracts, earnings on our scrubber fitted vessels due to the level of price spread between high sulfur and low sulfur fuel, as well as the mix of charters between spot or voyage charters and time charters.

(in thousands of $)	2024	2023	Change
Time charter revenues	622,569	434,827	187,742
Voyage charter revenues	341,926	446,666	(104,740)
Other revenues	3,925	4,274	(349)
Total operating revenues	968,420	885,767	82,653

Time charter revenues increased by $187.7 million in 2024 compared with 2023, primarily due to:

•an increase of $117.6 million reflecting higher rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods;
•an increase of $33.7 million attributable to an increase in the number of time charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods;
•an increase of $23.6 million attributable to all ten newbuildings being delivered as of December 31, 2024, where ten of the newbuildings contributed with time charter revenues as of December 31, 2024, compared to six newbuildings contributing as of December 31, 2023;
•an increase of $17.9 million attributable to six Newcastlemax vessels acquired from H-Line, where all six vessels were in our fleet for the entire duration of 2024, whereas for 2023, the vessels were in our fleet for part of the entire duration of the period;
•an increase of $3.2 million attributable to chartered-in vessels that traded on time charters during the period;
•an increase of $0.9 million reflecting the increase in bunker prices for bunkers on board delivered to charterers; and
•an increase of $0.3 million attributable to increase in amortization of unfavorable charter party contracts during the period.

The increase in time charter revenues described above was partially offset by:

•a decrease of $9.5 million due to the sale of four vessels that were delivered to new owners during 2024 and the sale of five vessels that were delivered to new owners during 2023, and in 2023, the vessels were in our fleet for part of the entire duration of the period.

Voyage charter revenues decreased by $104.7 million in 2024 compared with 2023, primarily due to:

•a decrease of $106.5 million relating to decreased voyage charter activity of chartered-in vessels;
•a decrease of $68.5 million attributable to a decrease in the number of voyage charter days for own vessels attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods; and
•a decrease of $11.8 million due to sale of vessels.

The decrease in voyage charter revenues described above was partially offset by:

•an increase of $66.0 million attributable to increase in dry bulk freight rates; and
•an increase of $16.1 million attributable to all ten newbuildings delivered as of December 31, 2024, where ten of the newbuildings contributed with voyage charter revenues as of December 31, 2024, compared to six as of December 31, 2023.

Other revenues decreased by $0.3 million in 2024 compared with 2023 primarily attributable to a decrease in insurance income and commercial management services.

The average TCE rate increased from $17,905 for the year ended December 31, 2023 to $22,680 for the year ended December 31, 2024.

Gain on sale of assets

(in thousands of $)	2024	2023	Change
Gain on sale of assets	21,427	9,188	12,239

Gain on sale of assets increased by $12.2 million in 2024 compared with 2023. In 2024, we recorded a gain of $21.4 million related to the sales of Golden Bull, Golden Ruby, Golden Diamond and Golden Gayle. In 2023, we recorded a gain of $9.2 million related to the sales of Golden Strength, Golden Suek and Golden Hawk.

Voyage expenses and commission

(in thousands of $)	2024	2023	Change
Voyage expenses and commission	192,890	246,161	(53,271)

Voyage expenses and commission decreased by $53.3 million in 2024 compared with 2023 primarily due to:

•a decrease of $51.3 million relating to less vessels being chartered in;
•a decrease of $43.2 million attributable to contract type mix between time charter and voyage charter for vessels that were in our fleet through the duration of both of these periods; and
•a decrease of $7.3 million relating to vessels sold in 2024 and 2023.

The decrease in voyage expenses and commission was partially offset by:

•an increase of $37.0 million attributable an increase in fuel prices and commissions; and
•an increase of $11.5 million relating to all ten newbuildings delivered as of December 31, 2024, whereas six newbuildings were delivered as of December 31, 2023.

Ship operating expenses

(in thousands of $)	2024	2023	Change
Ship operating expenses	293,971	251,950	42,021

Ship operating expenses increased by $42.0 million in 2024 compared with 2023 primarily due to:

•an increase of $31.0 million in drydocking expenses, where $25.3 million of the increase relates to increased number of drydocking days compared to 2023 by 349 days and $5.7 million relates to increased drydocking scope to improve vessel efficiencies and covering increased hull and cargo blasting area and additional paint;
•an increase of $15.6 million related to running ship operating expenses, primarily as a result of inflation ($8.0 million), higher crew costs related to different trade patterns ($2.3 million), higher spares, repairs & maintenance and insurance ($10.8 million), where the increase in spares, repairs & maintenance and insurance relates to unscheduled repairs and ballast water treatment systems maintenance, offset by a decrease of $5.5 million in costs associated with change of technical managers for 33 of our vessels in 2023;
•an increase of $9.4 million attributable to all ten newbuildings being delivered as of December 31, 2024, whereas six newbuildings were delivered as of December 31, 2023;
•an increase of $4.1 million attributable to six Newcastlemax vessels acquired from H-Line, where all six vessels were in our fleet for the entire duration of 2024, whereas for 2023, the vessels were in our fleet for part of the entire duration of the period; and
•an increase of $4.0 million relating to our decarbonization efforts.

This was partially offset by:

•a decrease of $14.1 million attributable to the non-lease component, or service element, reclassified from charter hire expenses to ship operating expenses for vessels chartered in on time charters during the period; and
•a decrease of $8.0 million relating to vessels sold.

As a result, daily operating costs per vessel (excluding drydocking costs) increased by $453 per day, from $6,442 per day during the year ended December 31, 2023 to $6,895 per day during the year ended December 31, 2024. Of the increase of $453 per day, $571 per day relates to an increase in crew costs, spares, repairs & maintenance and increased inflation and $116 per day relates to an increase in expensed upgrades, offset by a decrease of $234 mainly related to change of technical managers in 2023.

Charter hire expenses

(in thousands of $)	2024	2023	Change
Charter hire expenses	22,715	42,225	(19,510)

Charter hire expenses decreased by $19.5 million in 2024 compared with 2023 primarily due to:

•a decrease of $38.4 million related to a decrease in trading activity for short-term charter-in activity from third parties; offset by
•an increase of $18.9 million related to an increase in chartered in rates.

Administrative expenses

(in thousands of $)	2024	2023	Change
Administrative expenses	24,303	18,679	5,624

Administrative expenses increased by $5.6 million in 2024 compared with 2023 primarily due to higher personnel costs as a result of having more technical personnel following setting up an in-house technical department and increased legal fees in connection with the re-domiciliation of certain subsidiaries from Liberia and the Marshall Islands to Bermuda.

Impairment loss on vessels

(in thousands of $)	2024	2023	Change
Impairment loss on vessels	—	11,780	(11,780)

No impairments were recorded in 2024. In March 2023, the Company entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million, and the Company recorded an impairment loss of $11.8 million in connection to the sale.

Depreciation

(in thousands of $)	2024	2023	Change
Depreciation	141,627	135,548	6,079

Depreciation expenses increased by $6.1 million in 2024 compared with 2023, primarily due to:

•an increase of $6.0 million attributable to all ten newbuildings being delivered as of December 31, 2024, whereas six newbuildings were delivered as of December 31, 2023;
•an increase of $3.4 million attributable to six Newcastlemax vessels acquired from H-Line, where all six vessels were in our fleet for the entire duration of 2024, whereas for 2023, the vessels were in our fleet for part of the entire duration of the period; and
•an increase of $0.2 million attributable to vessels that were in our fleet during both periods.

The increase was partially offset by:

•a decrease of $3.5 million due to sale of vessels in 2024 and 2023.

Interest income

(in thousands of $)	2024	2023	Change
Interest income	6,872	4,717	2,155

Interest income increased by $2.2 million in 2024 compared with 2023 primarily due to higher interest rates earned on our deposits.

Interest expense

(in thousands of $)	2024	2023	Change
Interest on floating rate debt	96,643	94,702	1,941
Finance lease interest expense	7,082	8,314	(1,232)
Commitment fees	1,079	1,076	3
Interest capitalized on newbuildings	(2,183)	(5,194)	3,011
Amortization of debt issuance cost	5,594	4,766	828
Interest expense	108,215	103,664	4,551

Interest expense increased by $4.6 million in 2024 compared with 2023, primarily due to:

•an increase of $3.0 million due to decreased capitalized interest on newbuildings as four newbuildings were due for delivery in 2024 compared to six in 2023;
•an increase of $1.9 million attributable to higher interest on our floating debt primarily due to an increase in the SOFR rates, with the average 3-month SOFR rate being 5.01% in 2023 and 5.15% in 2024; and
•an increase of $0.8 million of amortization of debt issuance cost charges.

These factors were partially offset by:

•a decrease of $1.2 million in finance lease interest expenses.

Equity results of associated companies

(in thousands of $)	2024	2023	Change
Equity results of associated companies	(4,070)	12,316	(16,386)

Equity results of associated companies decreased by $16.4 million in 2024 compared to 2023. This was primarily due to recognizing an equity loss from our investment in SwissMarine Pte. Ltd. ("SwissMarine") which amounted to $3.9 million in 2024 compared to equity earnings of $5.0 million in 2023. We also recognized a total equity loss of $0.2 million from our investment in TFG Marine Pte Ltd ("TFG Marine") and United Freight Carriers LLC ("UFC") in 2024 compared to equity earnings of $7.3 million in 2023. The equity loss for SwissMarine, TFG Marine and UFC was due to a combination of factors, among others, a decrease in trading activity for one of associated companies. While trading activity can be volatile, we believe that the recent decrease in activity is unlikely to persist in the foreseeable future.

Gain (loss) on derivatives

(in thousands of $)	2024	2023	Change
Gain (loss) on derivatives	15,212	11,371	3,841

The gain on derivatives increased by $3.8 million in 2024 compared with 2023 primarily due to a positive development in the change of fair value of our USD denominated interest rate swaps of $4.0 million and forward freight derivatives of $1.4 million. This was partly offset by a negative development for bunkers derivatives of $1.3 million and foreign currency swaps of $0.3 million.

Gain (loss) on marketable equity securities

(in thousands of $)	2024	2023	Change
Gain (loss) on marketable equity securities	—	287	(287)

The gain on marketable equity securities in 2023 was related to our investment in Eneti Inc., which was sold in 2023.

Other financial items

(in thousands of $)	2024	2023	Change
Other financial items	(378)	(830)	452

Other financial items increased by $0.5 million in 2024 compared with 2023 due to an increase of $0.4 million in other financial charges and an increase of $0.1 million in bank charges.

For the discussion of our operating results in 2023 compared with 2022, we refer to "Item 5. Operating and Financial Review and Prospects" included in our annual report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission on March 20, 2024.

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

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), activities relating to decarbonization, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers, $50 million undrawn revolving credit tranche under the $360 million facility, $50 million undrawn revolving credit tranche under the $275 million facility and $50 million undrawn revolving credit tranche under the $150 million facility. Restricted cash consists of cash, which may only be used for certain purposes under the Company's contractual arrangements and primarily comprises collateral deposits for derivative trading. Please refer to Note 11, "Cash, Cash equivalents and Restricted cash", for a description of our covenant requirements.

As of December 31, 2024 and 2023, we had cash and cash equivalents of $129.1 million and $116.4 million, respectively. In addition, as of December 31, 2024 and 2023, we had total restricted cash balances of $2.6 million and $2.3 million, respectively, primarily comprising of collateral deposits for derivative trading. As of December 31, 2024, cash and cash equivalents included cash balances of $68.5 million (December 31, 2023: $72.9 million), which are required to be maintained by the financial covenants in our loan facilities.

Other significant transactions subsequent to December 31, 2024, impacting our cash flows include the following:

•The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during third quarter of 2025 and will be partly financed by a $90 million credit facility, which is approved by the lender but subject to the negotiation and execution of customary documentation including updating change of control clauses as a result of Share Purchase described above. The two-year facility is non-amortizing and revolving, with an interest rate margin of 1.45% over SOFR.
•On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen, to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company and CMB.TECH holds 40.8% of the Company's outstanding shares.
•On February 26, 2025, the Company announced a cash dividend of $0.15 per share in respect of the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company’s shares through Euronext VPS may receive this cash dividend on or about March 24, 2025.

With reference to risk factor “We are in breach of certain compliance clauses contained in our loan agreements, and if we are not successful in obtaining amendments to our loan agreements or do not refinance the outstanding indebtedness under such agreements, the breach of the compliance clauses may cause our lenders to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under our other loan agreements and would impair our ability to continue to conduct our business”, the Share Purchase has resulted in a breach of change of control compliance clause described above and, while we are not currently in default, our lenders may declare a default for the debt totaling $1,314.2 million. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

We believe that our working capital, cash on hand and borrowings under our current facilities and credit approved commitments will be sufficient to fund our requirements for, at least, the 12 months from the date of this annual report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, investments relating to environmental requirements and the debt and equity portion of potential investments in new or replacement vessels and repayment of bank and related party loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Summary of contractual obligations

As of December 31, 2024, we had the following contractual obligations:

	Payment due by period
		Less than			More than
(in thousands of $)	Total	one year	1-3 years	3-5 years	5 years
Floating rate debt [1]	1,314,193	113,848	331,071	724,987	144,287
Operating lease obligations [2,7]	9,332	2,414	5,014	1,904	—
Finance lease obligations [3,7]	67,987	18,829	37,143	12,015	—
Drydocking commitments [4]	7,800	7,800	—	—	—
Newbuilding commitments [5]	—	—	—	—	—
Interest on floating rate debt [6]	324,467	88,259	139,004	75,997	21,207
Interest on operating lease obligations [2]	1,207	547	604	56	—
Interest on finance lease obligations [3]	8,117	3,721	4,091	305	—
Total contractual cash obligations	1,733,103	235,418	516,927	815,264	165,494

1.See "Item 5. B Liquidity and capital resources" section above for description of CMB.TECH transaction. Table above reflects the maturities as of December 31, 2024 but does not reflect any updates as a result of the breach of certain compliance clauses as a result of the CMB.TECH transaction as described above.
2.As of December 31, 2024, we had one vessel under operating lease from SFL. See also Note 10, "Operating Leases", and Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
3.As of December 31, 2024, we held seven vessels under finance leases from SFL. See also Note 17, "Finance Leases", and Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein.
4.As of December 31, 2024, we had firm commitments totaling $7.8 million related to estimated yard bills for the drydocking of our vessels.
5.As of December 31, 2024, we had no commitments related to newbuildings.
6.Interest on floating rate debt was calculated using the three-month USD SOFR plus the agreed margin applicable for each of our credit facilities and the respective outstanding principal as of December 31, 2024.
7.The lease obligations excludes the purchase options exercisable at the end of the ten-year minimum term to buy back the eight vessels (one vessel under operating lease and seven vessels under finance lease) en-bloc for an aggregate $112.0 million and excludes the additional three years of hire that are at SFL's option. It is also net of the $7,000 per day that SFL pays to us for operating costs. The table does not reflect the contingent profit sharing arrangement with SFL. With reference to Note 29, "Subsequent Events", in January 2025, we sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025 and will be partly financed by a $90 million credit facility, which is approved by the lender but subject to the negotiation and execution of customary documentation.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

(in thousands of $)	2024	2023	2022
Net cash provided by operating activities	365,298	266,337	503,387
Net cash provided by (used in) investing activities	(8,201)	(381,771)	72,816
Net cash provided by (used in) financing activities	(344,004)	95,997	(648,147)
Net change in cash, cash equivalents and restricted cash	13,093	(19,437)	(71,944)
Cash, cash equivalents and restricted cash at beginning of period	118,636	138,073	210,017
Cash, cash equivalents and restricted cash at end of period	131,729	118,636	138,073

Net cash provided by operating activities

We have significant exposure to the spot market as on average only 11 of our 91 owned and leased vessels traded on long-term fixed rate time charter contracts during 2024. As of the date of this annual report, we have eight vessels currently on a fixed rate time charters with longer duration of more than 11 months. From time to time we may also enter into FFAs, to hedge our exposure to the charter market for a specified route and period of time. See "Item 5. Operating and Financial Review and Prospects" for further information of our FFA positions as of December 31, 2024. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical dry bulk charter rates. TCE represents operating revenues less other income and voyage expenses. TCE is therefore impacted by both movements in operating revenues, as determined by market freight rates, and voyage expenses, which are primarily comprised of bunker expenses, port charges and canal tolls. Any increase or decrease in the average TCE rates earned by our vessels will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities, and as a result any increase or decrease in the average rates earned by our vessels in periods subsequent to December 31, 2024, compared with the actual rates achieved during 2024, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Net cash provided by operating activities in the year ended December 31, 2024 was $365.3 million compared with $266.3 million and $503.4 million in the year ended December 31, 2023 and December 31, 2022, respectively. Net cash provided by operating activities was primarily impacted by: (i) overall market conditions as reflected by TCE income of our fleet, (ii) the size and composition of our fleet that we own, lease and charter-in, (iii) changes in operating assets and liabilities including impact of whether our vessels are operated under time charters or voyage charters as revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge, (iv) changes in net cash interest expense as a result of outstanding debt and changes in LIBOR/SOFR, (v) the number of vessels drydocking in a period and (vi) change in other operating items include, among other things, dividends from associated companies.

The increase in net cash provided by operating activities of $99.0 million in the year ended December 31, 2024 compared with the year ended December 31, 2023 was primarily driven by (i) impact by overall market conditions as reflected by increased TCE income of $159.1 million attributable to vessels that were in our fleet through the duration of both periods, (ii) $10.5 million positive result related to our fleet; sale of vessels and change in short-term trading activity, (iii) net positive effect of $7.2 million from change in operating assets and liabilities, (iv) negative effect of $1.8 million as a result of increased net interest costs, (v) negative effect of $31.0 million related to higher drydock costs in 2024 and (vi) a negative change of $44.4 million in other operating items.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash break-even rates on a TCE basis are (i) approximately $14,600 per day for our Newcastlemax/Capesize vessels and (ii) approximately $12,300 per day for our Kamsarmax/Panamax vessels. These are the daily rates our vessels must earn to cover current level operating expenses including dry dock expenses, estimated interest expenses, scheduled loan principal repayments, time charter hire and net general and administrative expenses. These rates do not take into account capital expenditures and contingent rental expense. As of March 20, 2025, average market spot rates year to date were as follows: Non-scrubber fitted Capesize vessels approximately $11,800 per day and non-scrubber fitted Panamax vessels approximately $7,800 per day.

Net cash used in investing activities

Net cash used in investing activities was $8.2 million in 2024 and comprised primarily of:

•payment of $98.7 million in installments and supervision fees relating to our Kamsarmax newbuilding contracts; and
•other investing cash outflows of approximately $2.8 million mainly related to payments for the installation of Mewis Duct on the existing fleet.

This was partially offset by the following:

•proceeds from the sale of Golden Gayle and Golden Diamond of $56.8 million;
•proceeds from the sale of Golden Ruby of $20.8 million; and
•proceeds from the sale of Golden Hawk of $15.7 million.

Net cash provided by financing activities

Net cash used in financing activities in 2024 was $344.0 million and were comprised of:

•$529.8 million repayment of outstanding debt in connection with refinancing of the $120.0 million facility, the $304.0 million facility, the $175.0 million facility and the $233.0 million facility;
•ordinary repayment of long-term debt of $101.8 million;
•$75.0 million repayment of our revolving credit facility;

•$28.3 million debt repayment on the $250.0 million debt facility as a result of the sale of Golden Bull, Golden Ruby and Golden Gayle previously securing the facility;
•$6.6 million debt repayment on the $360.0 million debt facility as a result of the sale of Golden Diamond previously securing the facility;
•repayments of $24.6 million in finance lease obligations;
•$7.8 million in debt fees paid in connection with the new $150.0 million, $180.0 million, $360.0 million and $85.0 million credit facilities;
•distributions of $239.9 million in cash dividends to our shareholders; and
•$5.7 million in share repurchase payments.

This was partially offset by:
•a full draw down on the $85.0 million credit facility for the last four Kamsarmax newbuildings delivered during 2024;
•a partial draw down of $50.0 million on the $150.0 million revolving credit facility entered into in October 2024 to refinance an older facility;
•a full draw down on the $180.0 million facility entered into in April 2024 to refinance an older facility;
•a partial draw down of $310.0 million on the $360.0 million revolving credit facility entered into in February 2024 to refinance two older facilities; and
•$50.0 million drawdown on our revolving credit facilities.

Cash Flows for the Years ended December 31, 2023 and 2022

See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2023" in our annual report on Form 20-F for the year ended December 31, 2023 for a discussion of our cash flows for 2023. For a discussion of our cash flows for 2022 please see "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2022" in our annual report on Form 20-F for the year ended December 31, 2022.

Borrowing Activities

A summary of our interest bearing loans and borrowings, including lease financing, as of December 31, 2024 is as follows:

$150.0 million term loan facility
In October 2024, we entered into a $150.0 million sustainability linked term loan facility with a group of first tier European shipping banks to refinance our obligations under the $175.0 million loan facility described below. The loan facility is secured by six Newcastlemax vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 165 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from first quarter of 2025 onward, with a balloon payment of $0.9 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, we drew $100.0 million under the facility and there was an available undrawn amount of $50.0 million.

$180.0 million term loan facility
In April 2024, we signed a $180.0 million sustainability linked term loan facility to refinance six Newcastlemax vessels under the $233.0 million facility described below. The financing has a five-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 160 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from third quarter of 2024 onward, with a balloon payment of $126.6 million at maturity. During 2024, $5.6 million was repaid.

$360.0 million term loan facility
In February 2024, we signed a $360.0 million sustainability linked credit facility to refinance our obligations under the $120.0 million and $304.0 million loan facilities described below. The loan facility is secured by 19 vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 175 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from second quarter of 2024 onward, with a balloon payment of $164.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $27.8 million was repaid, which included repayment of debt in connection to the sale of Golden Diamond of $6.6 million. There was an available undrawn amount of $50.0 million.

$85.0 million lease financing
In December 2023, we signed a sale and leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight-line amortization profile of 21 years and with purchase options throughout the term and at maturity, with the purchase options being the "Net Purchase Option Price" equivalent to the amount of the outstanding capital element at the purchase option exercise date. As of December 31, 2024, all four newbuildings were delivered and we drew $85.0 million under the facility. During 2024, $2.0 million was repaid.

$40.0 million term loan facility
In July 2023, we entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. Repayments are made on a quarterly basis from fourth quarter of 2023 onward, with a balloon payment of $26.5 million at maturity. During 2024, $2.0 million was repaid and there was no available undrawn amount.

$80.0 million term loan facility
In April 2023, we signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Repayments are made on a quarterly basis from third quarter of 2023 onward, with a balloon payment of $52.0 million at maturity. During 2024, $4.0 million (2023: $2.0 million) was repaid and there was no available undrawn amount.

$250.0 million term loan facility
In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks The facility has an interest rate of SOFR plus a margin of 180 basis points and matures in January 2028 and is secured by a fleet of 16 Capesize, Kamsarmax and Panamax vessels. Repayments are made on a quarterly basis from second quarter of 2023 onward, with a balloon payment of $112.1 million at maturity. During 2024, $50.4 million (2023: $26.0 million) was repaid, which included repayment of debt in connection to the sale of Golden Bull ($7.7 million), Golden Ruby ($8.1 million) and Golden Gayle ($12.4 million). There was no available undrawn amount.

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility. The facility bears an interest of SOFR plus a margin of 190 basis points. It also includes a $50.0 million non-amortizing revolving credit tranche. All tranches under the $275.0 million term loan facility and revolving credit tranche mature in May 2027. Repayments are made on a quarterly basis from third quarter of 2022 onward, with a balloon payment of $114.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $72.1 million (2023: $22.1 million) was repaid, which included a $50 million repayment of the revolving credit tranche, leaving an available undrawn amount of $50.0 million.

$260.0 million lease financing
In August 2021, we signed a sale and leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, bears an interest of SOFR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2024, $12.4 million (2023: $12.4 million) was repaid and there was no available undrawn amount.

A summary of our interest bearing loans and borrowings, including lease financing, that has been refinanced during the year ended December 31, 2024 and 2023 is as follows:

$175.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 216 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $175.0 million loan facility and drew down on the $150.0 million loan facility described above. In total, during 2024, $127.3 million (2023: $35.1 million, including $25.0 million on the revolving credit tranche) was repaid, including $25.0 million on the revolving credit tranche, leaving an available undrawn amount of $50.0 million before the loan facility was refinanced.

$304.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 20-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 261 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $304.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $197.9 million (2023: $18.7 million) was repaid.

$120.0 million term loan facility (refinanced)
This facility had a seven-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 251 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $120.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $58.6 million (2023: $5.0 million) was repaid.

$233.0 million term loan facility (refinanced)
This facility had a two-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 190 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $233.0 million loan facility and drew down on the $180.0 million loan facility described above. In total, during 2024, $181.4 million (2023: $33.2 million) was repaid.

See Note 20, "Debt", to the audited Consolidated Financial Statements included herein for additional details of loan facilities.

Covenants

Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 130% of the loan outstanding, depending on the facility (for $150 million loan facility, the value should not fall below 135%. For $40 million loan facility, the value should not fall below 125%. For $260 million and $85 million lease financings, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $68.5 million of cash and cash equivalents as of December 31, 2024 (December 31, 2023: $72.9 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2024 and December 31, 2023, we were in compliance with our financial covenants.

With reference to risk factor “We are in breach of certain compliance clauses contained in our loan agreements, and if we are not successful in obtaining amendments to our loan agreements or do not refinance the outstanding indebtedness under such agreements, the breach of the compliance clauses may cause our lenders to declare a default and accelerate the outstanding indebtedness under the relevant agreements, which may result in cross defaults under our other loan agreements and would impair our ability to continue to conduct our business”, the Share Purchase has resulted in a breach of change of control compliance clause described above and, while we are not currently in default, our lenders may declare a default if they serve a notice of non-compliance and we fail to rectify the issue within 14 days period. As of March 20, 2025, the Company has not received any request to rectify the non-compliance. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

Equity Issuances

Please see "Item 10. Additional Information - A. Share Capital."

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D. TREND INFORMATION

Dry bulk market freight rates were characterized by the absence of volatility and counter-seasonal trends throughout 2024. According to the Baltic Exchange, average earnings, on a TCE basis, for a Capesize vessel were $22,593 per day for 2024 compared with $16,389 per day for 2023. For a Panamax vessel, average earnings for 2024 were $14,099 per day compared with $12,854 per day in 2023. According to industry sources, global fleet utilization (calculated as total demand in tonne miles transported divided by total available fleet capacity) averaged 88.3% in 2024, an increase from 86.8% in 2023.

Entering 2024, the anticipated global commodity demand surge, initially expected to build on China's 2023 reopening, unfolded with more measured and regionally varied results. The global financial landscape, though not experiencing the dramatic banking failures of 2023, remained sensitive to inflationary pressures and the ongoing adjustments to interest rate policies. Throughout 2024, freight rate movements were influenced by a combination of factors, including the pace of economic activity in key importing regions, fluctuations in commodity prices, and the ongoing impact of geopolitical events on trade flows. While Chinese imports remained a significant factor, overall tonne-mile demand was impacted by a broader range of variables than in 2023.

Initial concerns of a widespread global recession did not materialize in 2024, but persistent inflation and elevated interest rates continued to exert pressure on industrial production across developed economies. Central banks maintained a cautious approach throughout 2024, continuing to adjust interest rates, although the pace of increases moderated compared to the more aggressive tightening seen in 2023. SOFR, which replaced LIBOR in 2023, continued its upward trajectory, starting at 5.3% at the beginning of the year and reaching 5.5% by year end, reflecting the ongoing efforts to manage inflation and the subsequent impact on borrowing costs.

The Chinese government's economic policies in 2024 were characterized by a sustained focus on stimulus, particularly as the year progressed. Following initial measures in late 2023 to bolster the real estate sector, including mortgage rate reductions and lower down payment requirements, the government further expanded its support. The issuance of one trillion yuan in local government bonds in late 2023 was followed by continued infrastructure investment in 2024. Furthermore, the announced large scale financing for urban renewal and affordable housing, which began in late 2023, was enacted throughout 2024. These actions were aimed at stimulating domestic construction activity, supporting demand for iron ore and other key commodities. While earlier stimulus efforts had focused on diversifying demand away from the struggling real estate sector, the continued focus on infrastructure and housing in 2024 demonstrated a more balanced and targeted approach to economic support.

Global steel production increased by 1.7% in 2024, following a 1.2% increase in 2023. The increase came despite a 1.9% decline in production in China, which remains the dominant global producer. India continued its upward trajectory, increasing production by 6.7% in 2024 compared with the prior year, demonstrating significant growth driven by its expanding infrastructure and domestic consumption. While steel production in Europe rebounded by 0.4%, production trends varied by region, and the increase was largely due to a 5.1% increase in production in Germany, Europe’s largest steel producer. European economies continue to face challenges stemming from economic uncertainties and shifting market dynamics. Geopolitical factors also played a role, influencing trade flows and impacting production levels in certain regions. The steel industry's performance remained closely tied to broader economic trends, particularly in sectors like construction and manufacturing.

Seaborne iron ore volumes increased by 3.6% in 2024 compared with 2023. Chinese iron ore imports increased by 4.6% in 2024 compared to 2023. Notably, iron ore exports from Brazil to China increased by 8.1% during the same period while exports from Australia to China declined by 0.2%. This had a positive impact on tonne-mile demand. As iron ore is primarily transported on Capesize vessels, the impact of longer trade routes continued to positively impact freight rates in this segment in 2024.

Transported volumes of coal globally increased by 4.7% in 2024 compared with 2023, reaching new all-time highs. Volume growth was primarily driven by robust demand from Asia. Notably, Chinese coal imports surged to record levels, increasing by 11.7%, and grew sequentially each quarter of the year. While demand in Europe declined, growth in emerging economies, particularly in Southeast Asia, offset these reductions. However, increasing logistical challenges and geopolitical factors, including the impact of sanctions on Russian coal, created some volatility in trade flows. Coking coal imports increased by 8.3% in 2024 compared to 2023, with India remaining a significant driver of demand. Transportation of agribulks increased by 4.8% year-over-year in 2024 despite fluctuating prices and shifting trade flows, driven by various factors, including record production in some regions and geopolitical and weather-related disruptions to trade.

According to industry sources, 3.8 million dwt in total was scrapped during 2024, which represents 0.4% of the fleet at the start of the year, a slight decrease from the level of scrapping in 2023. Scrapping activity has remained low since the 2021 as fleet utilization has remained high by historical standards. Freight rates have been sufficiently strong to maintain the profitability of older, less efficient vessels. Further the price spread between high sulfur fuel and low sulfur fuel declined over the course of the year, reducing the potential premium earnings by vessels with higher levels of fuel efficiency.

The global fleet of dry bulk vessels amounted to 1,034.6 million dwt at the end of 2024 compared with 1,003.0 million dwt at the end of 2023. Total deliveries of newbuildings amounted to 33.8 million dwt in 2024, which is equivalent to 3.4% of the fleet as of the start of the year. Vessels scheduled for delivery in 2025 are estimated to constitute 3.2% of the sailing fleet on a gross basis, assuming no vessels are scrapped. Fleet growth is expected to grow by 3.9% in 2026 on a gross basis, assuming no vessels are scrapped.

Newbuilding prices remained at historically high levels in 2024, with Capesize and Panamax newbuilding prices increasing by 13.4% and 5.6%, respectively, compared with 2023. Secondhand asset prices also stayed elevated, particularly for Capesize vessels, increasing for the second consecutive year. Despite elevated pricing, newbuilding ordering increased by 10.5% compared with the prior year. As a result, the dry bulk orderbook as a percent of the total fleet was approximately 10.9% at the end of 2024, slightly above the 10-year average of 10.8%.

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

Impairment

The carrying values of our vessels and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of secondhand vessel values based on external appraisals of our ships, development of forward freight rates and spot rates. As of December 31, 2024, we have not identified any impairment indicators relating to our owned vessels and right of use assets. We consider the outlook for forward freight rates and external appraisals of our ships to be positive on both expectations of steady global demand for dry bulk commodities, and equally importantly, powerful supply-side dynamics that have not been present for many years.

If impairment indicators exist, we assess recoverability of the carrying value of each owned asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, vessels held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For all owned assets and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and estimated fair value derived from cash flow based valuations.

In developing estimates of future cash flows for owned vessels, we must make assumptions about future performance, with significant assumptions being related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. In developing estimates of future cash flows for right of use assets, we must make significant assumptions related to future charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. For owned vessels and leased assets, these assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third-party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable.

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

During the years ended December 31, 2024, 2023 and 2022, we recorded impairment losses of nil, $11.8 million and nil, respectively, related to sales of vessels.

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

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  DIRECTORS AND SENIOR MANAGEMENT

Set forth below are the names and positions of our directors and executive officers.

Name	Age	Position
Ola Lorentzon	75	Director, Chairman
John Fredriksen	80	Director
James O'Shaughnessy	61	Director and Audit Committee Chairman
Ben Mills	55	Director
Cato Stonex	61	Director
Tonesan Amissah	59	Director
Peder Simonsen	50	Interim Chief Executive Officer and Chief Financial Officer of Golden Ocean Management AS

Certain biographical information about each of our directors and executive officers is set forth below.

Ola Lorentzon is currently Chairman of the Board and has served as a director on the Board since September 18, 1996, Chairman since May 26, 2000 and Chief Executive Officer from May 2010 to March 2015. He is also Chairman of the Board and director of Frontline plc and a director of Flex LNG Ltd. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003.

John Fredriksen was a director of the Former Golden Ocean and has served as a director of the Board following the completion of the Merger. Mr. Fredriksen is also a Director of a related party Frontline plc., a Cyprus company listed on NYSE and the OSE whose principal shareholder is Hemen.

James O'Shaughnessy has served as a director of the Board since September 2018. Mr. O'Shaughnessy served as an Executive Vice President, Chief Accounting Officer and Corporate Controller of Axis Capital Holdings Limited up to March 26, 2019. Prior to that Mr. O'Shaughnessy has amongst others served as Chief Financial Officer of Flagstone Reinsurance Holdings and as Chief Accounting Officer and Senior Vice President of Scottish Re Group Ltd., and Chief Financial Officer of XL Re Ltd. at XL Group plc. Mr. O'Shaughnessy received a Bachelor of Commerce degree from University College, Cork, Ireland and is both a Fellow of the Institute of Chartered Accountants of Ireland, an Associate Member of the Chartered Insurance Institute of the UK and a Chartered Director. In addition to the Company, Mr. O'Shaughnessy serves as a director and a member of the audit committee of Frontline, SFL Corporation Ltd., Archer Limited, Avance Gas, CG Insurance Group and various insurance entities.

Ben Mills has served as a director of the Board since August 2021. Mr. Mills has extensive experience from the dry bulk market through tenures in Trafigura and the Baltic Exchange, particularly focusing on the Capesize segment. Mr. Mills is currently Head of Dry Cargo in Seatankers Management Ltd, a company related to Hemen, the Company's largest shareholder until March 12, 2025.

Cato Stonex has served as a director of the Board since January 2024. Mr. Stonex has had a long career in fund management, initially with J Rothschild Investment Management. He was then a founder and partner of Taube Hodson Stonex (THS) for 20 years, which managed institutional portfolios of global equity mandates. THS was sold to GAM in 2016, after which he established Partners Investment Company, which focused on stock picking in small and mid-cap equities, largely in Europe. In 2021, Partners Investment Company became Stonex Capital Partners Ltd and that same year Mr. Stonex also funded WMC Capital Ltd, an investment company focused on the recovery of the global shipping industry. Mr. Stonex has also been involved in a range of other business areas. He holds an undergraduate degree from the London School of Economics and Political Science, where he served for ten years as a Governor and is now an Emeritus Governor. He has chaired its Development Committee and is now an advisor to the Endowment Investment Committee. Mr. Stonex is closely involved with LSE Ideas, a leading academic think tank.

Tonesan Amissah has served as a director since February 2025. Ms. Amissah is a Barrister and Attorney-at-Law with over 30 years of experience in international corporate law. Ms. Amissah is currently a Client Director at Ocorian Services (Bermuda) Limited, a global fiduciary and corporate services company where she oversees all aspects of client service. Ms. Amissah is a former partner of Appleby (Bermuda) Limited, where she led the funds & investment services team and was a senior member of the firm’s corporate department, having joined Appleby in 1989. She also serves as a director of companies in the insurance space. Ms. Amissah holds a law degree from the London School of Economics and Political Science, she qualified as a Barrister at the Honourable Society of Lincoln’s Inn in London in 1988 and was later called to the Bermuda Bar in 1992. She is a member of the Institute of Directors and was appointed an accredited speaker for the Regulatory and Compliance Association in 2015. Ms. Amissah is a Bermuda citizen.

Peder Simonsen has served as Chief Financial Officer of Golden Ocean Management AS since September 2020 and as Interim Chief Executive Officer since May 2024. Mr. Simonsen was, prior to joining Golden Ocean, the Chief Financial Officer and Interim Chief Executive Officer of Avance Gas AS. Before that he was First Vice President at Nordea Bank Norge ASA, where he worked with numerous large shipping and offshore companies. Mr. Simonsen holds a B.A. (Hons) in Business Administration from the University of Stirling and a Master of Business degree (Norwegian: Siviløkonom).

B.  COMPENSATION

During the year ended December 31, 2024, we paid aggregate cash compensation of approximately $1.9 million and an aggregate amount of approximately $37 thousand for pension and retirement benefits to our directors and executive officers.

See Note 25, "Share Options", to our audited Consolidated Financial Statements included herein for information pertaining to the 2016 Plan, which permitted share options to be granted to directors, officers and employees of the Company and was applicable for the options granted in 2020.

C.  BOARD PRACTICES

In accordance with our Second Amended and Restated Bye-laws, the number of directors shall be such number not less than two as our shareholders by Ordinary Resolution may from time to time determine. We currently have six directors.

As provided in the Second Amended and Restated Bye-Laws, each director shall hold office until the next annual general meeting following his or her election or until his or her successor is elected. Our officers are elected by the Board and shall hold office for such period and on such terms as the Board may determine.

We have established an audit committee consisting of Mr. O'Shaughnessy. The audit committee is responsible for assisting the Board with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, our independent registered public accounting firm's qualifications and independence, and the performance of our internal audit functions. Mr. O'Shaughnessy is the Audit Committee Financial Expert. We have determined that a director may sit on the board of three or more audit committees and such simultaneous service would not impair the ability of such member to effectively serve on the Board or Audit Committee. For more information, please see "Item 6.A. Directors and Senior Management."

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

D.  EMPLOYEES

As of December 31, 2024, we employed 44 people in our offices in Oslo and Singapore. We contract with independent ship managers to technically manage and operate our vessels.

E.  SHARE OWNERSHIP

As of March 20, 2025, the beneficial interests of our Directors and officers in our common shares were as follows:

Director or Officer	Common Shares of $0.05 each	Percentage of Common Shares Outstanding
Ola Lorentzon	16,877	(1)
John Fredriksen	—	—
Ben Mills	—	—
James O'Shaughnessy	—	—
Cato Stonex	—	—
Peder Simonsen	—	—

(1)Less than 1%.

No options were held by our Directors and officers as of December 31, 2024 or the date of this annual report.

F.  DISCLOSURE OF A REGISTRANT'S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  MAJOR SHAREHOLDERS

The following table presents certain information as of March 20, 2025 regarding the ownership of our common shares with respect to each shareholder whom we know to beneficially own more than 5% of our outstanding common shares.

Owner	Number of shares owned	Percentage owned (1)
CMB.TECH NV (2)	81,363,730	40.8%

(1) Calculated based on 199,403,293 common shares issued and outstanding as of March 20, 2025.
(2) According to the Schedule 13D filed with the SEC on March 11, 2025, CMB.TECH NV holds 81,363,730 of our common shares after the Share Purchase.

Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our outstanding common shares. We are not aware of any arrangements, known by the Company, the operation of which may at a subsequent date result in a change in control of the Company.

As of March 17, 2025, 201,177,692 of our issued common shares were held in the United States by 34 holders of record, including Cede & Co., the nominee for the Depository Trust Company, which held 201,170,463 of those shares.

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

On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share. Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company and therefore Hemen and related companies are no longer related parties of the Company.

See Note 26, "Related Party Transactions", to our audited Consolidated Financial Statements included herein, describing related party transactions as of December 31, 2024.
C.  INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.  CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18. Financial Statements".

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

Dividend Distribution Policy

The amount and timing of any dividend distributions in the future will depend, among other things, on our compliance with covenants in our credit facilities, earnings, financial condition, cash position, Bermuda law affecting the dividend distributions, restrictions in our financing agreements and other factors. In addition, the declaration and payment of dividend distributions is subject at all times to the discretion of our Board and may be increased, decreased or eliminated at any time and without notice.

In accordance with our loan agreements, we have agreed to not make any financial distribution if an event of non-compliance has occurred, has been noticed by our lenders and is continuing. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

B.  SIGNIFICANT CHANGES

None.

ITEM 9.  THE OFFER AND LISTING

As of the date of this annual report, the Company had 201,190,621 common shares issued, which includes 199,403,293 common shares outstanding, and 1,787,328 treasury shares. Our common trade on NASDAQ and the OSE under the ticker symbol "GOGL".

ITEM 10.  ADDITIONAL INFORMATION

A.  SHARE CAPITAL

Authorized Capitalization

Under our amended Memorandum of Association, our authorized share capital consists of 300,000,000 shares, $0.05 per share, of which 199,403,293 common shares were issued and outstanding and 1,787,328 were treasury shares as of the date of this annual report.

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

In the year ended December 31, 2023, 1,107,328 common shares were repurchased under our 2022 share buy-back program. For more information, please see "Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers" in our Form 20-F for the year-ended December 31, 2023 filed with the Commission on March 20, 2024.

In March 2024, 400,000 share options were exercised by an eligible holder of share options granted in 2020 and were settled by using treasury shares.

In the year ended December 31, 2024, 625,000 common shares were repurchased under our 2022 share buy-back program.

For overview of number of common shares outstanding, see information disclosed in 16E. "Purchases of Equity Securities by the Issuer and Affiliated Purchasers" and Note 24, "Share Capital, Treasury Shares and Dividends". There are no changes in the number of common shares outstanding from December 31, 2024 to the date of this annual report.

Reconciliation of the Number of Common Shares Outstanding as of the Date of this Annual Report

Shares outstanding at December 31, 2022	200,485,621
Number of common shares distributed in connection with the 2020 Share Option Grant	250,000
Number of common shares repurchased under the 2022 share buy-back program	(1,107,328)
Shares outstanding at December 31, 2023	199,628,293
Number of common shares distributed in connection with the 2020 Share Option Grant	400,000
Number of common shares repurchased under the 2022 share buy-back program	(625,000)
Shares outstanding at December 31, 2024	199,403,293
Shares outstanding at March 20, 2025	199,403,293

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

At our 2022 annual general meeting, the shareholders voted to amend our Bye-Laws (the "Second Amended and Restated Bye-Laws").

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

Under the Second Amended and Restated Bye-Laws, shareholders have further agreed to waive any claim or right of action they may have at any time against any Indemnitee on account of any action taken by such Indemnitee or the failure of such Indemnitee to take any action in the performance of his or her duties with or for the Company with the exception of any claims or rights of action arising out of fraud or dishonesty.

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

C.  MATERIAL CONTRACTS

Attached as exhibits to this annual report are the contracts we consider to be both material and not in the ordinary course of business. Descriptions of these contracts are included within "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" and "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources - Equity Issuances." Other than these contracts, we have no material contracts other than those entered in the ordinary course of business. CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

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

The United States Treasury Department has recognized Bermuda, our country of incorporation, as a qualified foreign country. In addition, the United States Treasury Department has recognized each of Bermuda, Liberia and the Marshall Islands, the countries of incorporation of our vessel-owning subsidiaries in 2024, as a qualified foreign country. Accordingly, we and our vessel owning subsidiaries satisfy the country of organization requirement.

Therefore, our eligibility for exemption under Section 883 is wholly dependent upon being able to satisfy one of the stock ownership requirements.

For our 2024 taxable year, we believe that we satisfied the Publicly-Traded Test since our common shares were "primarily and regularly" traded on the NASDAQ, which is an "established securities market" in the United States within the meaning of the Treasury Regulation under Section 883 of the Code. We intend to take this position on our 2024 United States income tax returns. However, we can provide no assurance that we will continue to be able to satisfy these requirements for any future taxable years.

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
For purposes of determining the persons that own 5% or more of our common shares ("5% Shareholders"), the Treasury Regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the SEC, as having a 5% or more beneficial interest in our common shares. The Treasury Regulations further provide that an investment company identified on an SEC Schedule 13G or Schedule 13D filing that is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes. We currently do not believe that 5% Shareholders controlled more than 50% of the voting power or value of our common shares for more than half of the days in the 2024 taxable year, and therefore, we should not run afoul of the 5 Percent Override Rule for our most recently taxable year. There can be no assurance that we will continue to satisfy the requirements of the Publicly-Traded Test, including not triggering the 5 Percent Override Rule, in future taxable years.

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

Other U.S. Information Reporting Obligations

Individuals who are United States Holders (and to the extent specified in applicable Treasury Regulations, certain United States entities) who hold "specified foreign financial assets" (as defined in Section 6038D of the Code) are required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets exceeds $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable Treasury Regulations). Specified foreign financial assets would include, among other assets, the common shares, unless the common shares are held through an account maintained with a United States financial institution. Substantial penalties apply to any failure to timely file IRS Form 8938, unless the failure is shown to be due to reasonable cause and not due to willful neglect. Additionally, in the event an individual United States Holder (and to the extent specified in applicable Treasury Regulations a United States entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of United States federal income taxes of such holder for the related tax year may not close until three years after the date that the required information is filed. United States Holders (including United States entities) are encouraged to consult with their own tax advisors regarding their reporting obligations under this legislation.

Bermuda Taxation

During 2024, we were not subject to taxation under the laws of Bermuda. We are subject to Bermuda Corporate Income taxes from January 1, 2025.

As of the date of this annual report, distributions to us by our subsidiaries are not subject to any Bermuda tax. Further, currently, there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

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

The Minister of Finance in Bermuda under The Exempted Undertaking Tax Protection Act 1966, as amended (the "Tax Protection Act") has granted the Company a tax exempt status until March 31, 2035, under which no income taxes or other taxes (other than duty on goods imported into Bermuda and payroll tax in respect of any Bermuda-resident employees) are payable by us in Bermuda. If the Minister of Finance in Bermuda does not grant a new exemption or extend the current tax exemption, and if the Bermudian Parliament passes legislation imposing taxes on exempted companies, we may become subject to various taxation in Bermuda after March 31, 2035.

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

Qualified refundable tax credits, to be developed in 2025, will be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance of Bermuda has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it will closely track the manner in which this is implemented around the world.

There is no income tax treaty between the United States and Bermuda pertaining to the taxation of income other than applicable to insurance enterprises.

Liberian Taxation

Under the Consolidated Tax Amendments Act of 2010, our Liberian subsidiaries should be considered non-resident Liberian corporations which are wholly exempted from Liberian taxation effective as of 1977. All Liberian subsidiaries were re-domiciled to Bermuda in 2024 and as of December 31, 2024, we had no companies registered in Liberia.

Marshall Islands Taxation

Because we do not (and do not expect in the future that we will) conduct business or operations in the Republic of the Marshall Islands, we are not subject to income, capital gains, profits or other taxation under current Marshall Islands law. All Marshall Islands subsidiaries were re-domiciled to Bermuda in 2024 and as of December 31, 2024, we had no companies registered in Marshall Islands.

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

The Income Inclusion Rule applies on a top-down basis, giving the ultimate parent entity country, or an intermediate parent entity country, the right to collect top-up tax for underlying foreign operations, unless the tax is collected in the foreign country. Bermuda, where we are incorporated, has not to date proposed to implement BEPS Pillar Two rules, and therefore Income Inclusion Rule will not be applicable to Golden Ocean Group Limited and is not expected to apply for any intermediary parent entity in the Group. Norway has implemented the Income Inclusion Rule effective from 2024, but the Golden Ocean group entities located in Norway is not parent to any subsidiaries.

Undertaxed Profit Rule means that any shortfall in tax will be collected in a jurisdiction that has implemented the under taxed payments rule and in which the Group has operating subsidiaries. Under our current group structure, Undertaxed Profit Rule will be applicable for Singapore and Norway companies. We do not expect Undertaxed Profit rules to be implemented before 2025 for either Singapore or Norway.

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

Our variable rate borrowings as of December 31, 2024 amounted to $1,302.5 million compared to $1,370.1 million as of December 31, 2023 and bear interest at SOFR plus a margin.

Interest Rate Swap Agreements
Our swaps are intended to reduce the risk associated with fluctuations in interest rates payments whereby and as of December 31, 2024, the floating rate on a total notional principal amount of $550 million (December 31, 2023: $650 million) was swapped to fixed rate.

As at December 31, 2024, a notional principal amount of $550 million, with SOFR as reference rate, had a weighted average fixed interest rate of 2.20%. As at December 31, 2023, a notional principal amount of $650 million, with SOFR as reference rate, had a weighted average fixed interest rate of 2.07%.

As at December 31, 2024 and 2023, the carrying value of the derivatives which represents their fair value is as follows:

(in thousands of $)	2024	2023
Interest rate swaps - asset positions	27,261	27,930
Interest rate swaps - liability positions	—	—

During 2024, we recorded a net gain on interest rate swaps of $14.8 million in the consolidated statements of operations, which resulted from unrealized loss of $0.7 million (change in fair value), offset by realized gain (interest expense) of $15.5 million. During 2023, we recorded a net gain on interest rate swaps of $10.8 million in the consolidated statements of operations, which resulted from unrealized loss of $4.9 million (change in fair value), offset by realized gain (interest expense) of $15.7 million.

As at December 31, 2024, our estimated interest expense until the maturity of our floating-rate long-term debt based on the applicable three-month USD SOFR plus the relevant margin of applicable to each of our floating-rate credit facilities is tabled below. The table below also sets forth the sensitivity of our estimated interest expense to a 100 basis point increase in the applicable three-month USD SOFR.

(in thousands of $)	Estimated interest expense	Estimated interest expense - increase of 100 basis points in floating rate	Sensitivity
2025	78,810	91,699	12,889
2026	69,711	81,446	11,735
2027	56,929	66,939	10,010
2028	39,178	46,443	7,265
2029	16,159	19,333	3,174
Thereafter	15,723	18,436	2,713
	276,510	324,296	47,786

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

Foreign currency Swap Agreements
As of December 31, 2024, we had contracts to swap USD to NOK for a notional amount of $1.8 million. As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million. As of December 31, 2024, the fair value of our swaps was a liability of $0.1 million (2023: receivable of $0.1 million). In 2024, we recorded total net loss on our foreign currency swaps of $0.2 million (2023: gain of $0.1 million).

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

Inflationary effects were immaterial in the period ended December 31, 2024. In particular, we have observed inflation affecting ship operating expenses, mainly crew costs and spares; however, these effects were not material in comparison to our total ship operating expenses.

The impact that inflation will have on our future financial and operational results, which could be material, will depend on the overall macroeconomic environment, duration and severity of the Russian-Ukrainian War, and the imposition of tariffs. Going forward, we expect an annual increase in crew expenses of up to 2.5% due to among other factors, increased wage pressures and Russian seafarers no longer being present in the global pool, decreasing the overall number of seafarers in the world. There will, therefore, be an increased demand for qualified crew, and this has and will continue to put inflationary pressure on crew costs. Additionally, we expect an annual increase of up to 4.5% for spares due to factors such as shortage of raw materials, global supply chain pressures, regulatory compliance and tariffs. Tariffs can increase the cost of imported goods and materials, thereby contributing to higher operational costs. To stay compliant with environmental requirements and meet and exceed the demand from charterers and terminals, we expect to incur additional drydock costs per vessel of up to approximately 10% in 2025 as a result of increased yard work scope and docking spares. Services are also expected to increase globally by up to 4.5% on an annual basis due to tight labour markets, growing wages, and the impact of tariffs on service-related imports.

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

As of December 31, 2024, we had no outstanding bunker swap agreements (December 31, 2023: outstanding bunker swap agreements for about 4.2 thousand metric tonnes). In 2024, we recorded a total net gain on our bunker swaps of $0.3 million. In 2023, we recorded total net gain on our bunker swaps of $1.6 million.

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

In 2024, we recorded a net gain on our portfolio of FFA of $0.3 million (2023: net loss of $1.1 million).

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

PART II

ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.    CONTROLS AND PROCEDURES

a)   Disclosure Controls and Procedures

Management assessed the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13a-15(e) of the Securities Exchange Act of 1934, as of the end of the period covered by this annual report as of December 31, 2024. Based upon that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective as of the evaluation date.

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

Our management with the participation of our principal executive officer and principal financial officer assessed the effectiveness of the design and operation of our internal controls over financial reporting pursuant to Rule 13a-15 of the Exchange Act of 1934, as of December 31, 2024. Based upon that evaluation, our management with the participation of our principal executive officer and principal financial officer concluded that our internal controls over financial reporting are effective as of December 31, 2024.

The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by PricewaterhouseCoopers AS, as an independent registered accounting firm, as stated in their report which appears herein.

c)   Attestation report of the registered public accounting firm

The independent registered public accounting firm that audited the consolidated financial statements, PricewaterhouseCoopers AS, has issued an attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, appearing under Item 18, "Financial Statements", and such report is incorporated herein by reference.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our principal accountant for 2024 and 2023 was PricewaterhouseCoopers AS (PCAOB ID 01318). The following table sets forth for the two most recent fiscal years the fees paid or accrued for audit and services provided by PricewaterhouseCoopers AS.

(in thousands of $)	2024	2023
Audit Fees (a)	855	855
Audit-Related Fees (b)	5	5
Tax Fees (c)	—	—
All Other Fees (d)	2	—
Total	862	860

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

Our Board has adopted pre-approval policies and procedures in compliance with paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X that require the Board to approve the appointment of our independent auditor before such auditor is engaged and approve each of the audit and non-audit related services to be provided to us by such auditor under such engagement. All services provided by the principal auditor in 2024 and 2023 were approved by our Board pursuant to the pre-approval policy.

ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On October 4, 2022, we introduced a share buy-back program (the “2022 share buy-back program”) of up to $100.0 million to purchase up to an aggregate of 10,000,000 of our common shares for a period up to 12 months. In each of October 2023 and October 2024, the 2022 share buy-back program was extended for an additional 12 months with the 2022 share buy-back program currently expiring in October 2025. Under the 2022 share buy-back program we acquired on the OSE and on the NASDAQ the following shares: (i) in 2024, an aggregate of 625,000 at a total purchase price of $5.7 million, (ii) in 2022 (since inception) and 2023, an aggregate of 1,507,328 of our common shares at a total aggregate purchase price of $11.8 million. As of the date of this annual report, we have bought back an aggregate of 2,132,328 shares at a total aggregate purchase price of $17.4 million and thus we have 7,867,672 of remaining authorization available under our 2022 share buy-back program.

The below table presents a summary of the common shares repurchased by the Company under the 2022 share buy-back program for the year ended December 31, 2024.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Common Shares Purchased		(b) Average Price Paid per Common Share		(c) Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Program	(d) Maximum Number (or Approximate Dollar Value) of Common Shares that May Yet Be Purchased Under the Plans or Programs (1)(2)
	OSE	NASDAQ	OSE (in NOK)	NASDAQ (in USD)
January 1, 2024 – January 31, 2024	—	—	—	—	—	8,492,672
February 1, 2024 – February 29, 2024	—	—	—	—	—	8,492,672
March 1, 2024 – March 31, 2024	—	—	—	—	—	8,492,672
April 1, 2024 – April 30, 2024	—	—	—	—	—	8,492,672
May 1, 2024 – May 31, 2024	—	—	—	—	—	8,492,672
June 1, 2024 – June 30, 2024	—	—	—	—	—	8,492,672
July 1, 2024 – July 31, 2024	—	—	—	—	—	8,492,672
August 1, 2024 – August 31, 2024	—	—	—	—	—	8,492,672
September 1, 2024 – September 30, 2024	—	—	—	—	—	8,492,672
October 1, 2024 – October 31, 2024	—	—	—	—	—	8,492,672
November 1, 2024 – November 30, 2024	—	—	—	—	—	8,492,672
December 1, 2024 – December 31, 2024	500,000	125,000	101.23	9.21	625,000	7,867,672
Total	500,000	125,000	101.23	9.21	625,000	7,867,672

(1) On October 4, 2022, the Company announced the 2022 share buy-back program of up to $100.0 million to purchase up to an aggregate of 10,000,000 of our common shares for a period up to 12 months. In October 2023 and October 2024, the share buy-back program was extended for an additional 12 months. The specific timing and amounts of the repurchases will be in the sole discretion of the Company and may vary based on market conditions and other factors. We are not obligated under the terms of the program to repurchase any of our common shares.
(2) From January 1, 2025 to the date of this annual report, the Company did not repurchase any shares pursuant to the 2022 share buy-back program.

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

Independence of Directors. NASDAQ requires that a U.S. listed company maintain a majority of independent directors. We are exempt from certain NASDAQ requirements regarding independence of directors. Consistent with Bermuda law, our board of directors is not required to be composed of a majority of independent directors. Our Board is currently comprised of six directors, four of whom are independent, including Ola Lorentzon, James O’Shaughnessy, Cato Stonex and Tonesan Amissah.

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

ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

Our Board of Directors has adopted an insider trading policy governing the purchase, sale and other dispositions of our securities by our officers, directors and employees. Copies of our insider trading policies are included as exhibits to this annual report.

ITEM 16K. CYBERSECURITY

Risk management and strategy

The Company’s cybersecurity risk management program consists of:

i.An overall strategy to develop, improve and maintain its cybersecurity processes, policies, and governance frameworks that have been integrated into our existing risk management framework
ii.Detailed set of cybersecurity policies and procedures
iii.Investment in IT security and a cybersecurity team
iv.Engaging external cybersecurity service providers
v.Leveraging third-party cybersecurity tools and technologies
vi.Robust training plan for all its employees
vii.Governance - Board and management oversight

The underlying control framework of the Company’s cybersecurity program is based on recognized best practices and standards set by the U.S. National Institute of Standards and Technology, which organizes cybersecurity risks into five categories: identify, protect, detect, respond and recover.

The Company has established policies and procedures for all key aspects of its cybersecurity program including an information security policy, password policy, incident management policy, third-party security management policy, business continuity plans, cyber incident response plans and information security management system contingency plans.

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

The Company has a robust training program for its employees that covers the Company’s cybersecurity risk management program and other Company policies and practices to ensure compliance therewith and to promote best practices. The Company regularly provides cybersecurity awareness trainings to employees to increase awareness of cybersecurity threats.

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

The Board of Directors has delegated the day-to-day oversight of cybersecurity and other technology risks to the CISO, who closely coordinates with the IT and compliance departments and engages with third-party cybersecurity providers.

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

Cybersecurity Threats

For the year ended December 31, 2024 through the date of this annual report, the Company is not aware of any material risks from cybersecurity threats, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Please also see Item 3. Key Information - D. Risk Factors - "We rely on our information security management system to conduct our business, and failure to protect this system against security breaches could adversely affect our business and results of operations, including on our vessels. Additionally, if this system fails or becomes unavailable for any significant period of time, our business could be harmed."

PART III

ITEM 17.  FINANCIAL STATEMENTS

Not applicable.

ITEM 18.  FINANCIAL STATEMENTS

The following financial statements listed below and set forth on pages F-1 through F-46 are filed as part of this annual report:

Consolidated Financial Statements of Golden Ocean Group Limited

ITEM 19.  EXHIBITS

Number	Description of Exhibit
1.1	Memorandum of Association (1)
1.2	Certificate of Name Change (2)
1.3	Certificate of Change of Share Capital (2)
1.4	Amended and Restated Bye-Laws (2)
1.5	Second Amended and Restated Bye-Laws (6)
2.1	Form of Common Share Certificate (3)
2.2	Description of Securities (5)
4.1	2016 Share Option Scheme (4)
4.2	$2 Billion Commitment Letter of CMB.TECH NV**
8.1	Significant Subsidiaries
11.1	The Company's Insider Manual for Employees
11.2	The Company's Insider Manual for Primary Insiders
12.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Principal Executive Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Principal Financial Officer Certifications pursuant to 18 U.S.C. Section 1350 as adopted, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation (7)

(1)	Incorporated by reference from our Registration Statement on Form F-3 (File No. 333-164007) filed with the Commission on December 24, 2009.
(2)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 29, 2015.
(3)	Incorporated by reference from Amendment No. 1 to our Registration Statement on Form 8-A filed with the Commission on August 1, 2016.
(4)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on April 5, 2017.
(5)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 12, 2020.
(6)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 16, 2023.
(7)	Incorporated by reference from our Annual Report on Form 20-F filed with the Commission on March 20, 2024.

**	Portions of this exhibit have been omitted pursuant to the instructions to Item 19 of Form 20-F on the basis that the Company customarily and actually treats that information as private or confidential and the omitted information is not material.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

GOLDEN OCEAN GROUP LIMITED

/s/ Peder Simonsen
Peder Simonsen
Principal Financial Officer
Dated: March 20, 2025

Consolidated Financial Statements of Golden Ocean Group Limited

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Golden Ocean Group Limited

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Golden Ocean Group Limited and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, consolidated statements of cash flows and consolidated statements of changes in equity for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Assessment of impairment indicators for owned vessels and right of use assets

As described in Notes 2, 15 and 17 to the consolidated financial statements, the Company’s Vessels and equipment, net, and Finance leases, right of use assets, net, were USD 2,959,129 thousand and USD 53,656 thousand, respectively, as of December 31, 2024. Management reviews the carrying values of the vessels and right of use assets for potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable. Indicators of impairment are identified based on a combination of factors which includes significant management’s judgments and assumptions such as development of second hand vessel values based on external appraisals of the ships, development of forward freight rates and spot rates.

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
March 20, 2025

We have served as the Company’s auditor since 2010.

Golden Ocean Group Limited
Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except per share data)

	2024	2023	2022
Operating revenues
Time charter revenues (including related party amounts of $855, $706 and $2,033 for the years ended December 31, 2024, 2023 and 2022 respectively)	622,569	434,827	593,795
Voyage charter revenues (including related party amounts of nil, $3,234 and nil for the years ended December 31, 2024, 2023 and 2022 respectively)	341,926	446,666	518,398
Other revenues	3,925	4,274	1,263
Total operating revenues	968,420	885,767	1,113,456

Gain on sale of assets	21,427	9,188	34,185
Other operating income (expenses), net - related party	—	—	(413)

Operating expenses
Voyage expenses and commissions	192,890	246,161	278,550
Ship operating expenses (including related party amounts of $475, $3,184 and $4,916 for the years ended December 31, 2024, 2023 and 2022 respectively)	293,971	251,950	225,971
Charter hire expenses (including related party amounts of $35,713, $31,484 and $37,328 for the years ended December 31, 2024, 2023 and 2022 respectively)	22,715	42,225	57,406
Administrative expenses	24,303	18,679	20,375
Impairment loss on vessels	—	11,780	—
Depreciation	141,627	135,548	129,839
Total operating expenses	675,506	706,343	712,141

Net operating income	314,341	188,612	435,087

Other income (expenses)
Interest income	6,872	4,717	2,345
Interest expense	(108,215)	(103,664)	(56,248)
Share of results of associated companies	(4,070)	12,316	40,793
Gain on derivatives	15,212	11,371	39,968
Gain (loss) on marketable equity securities	—	287	503
Other financial items	(378)	(830)	(222)
Net other income (expenses)	(90,579)	(75,803)	27,139
Net income before income taxes	223,762	112,809	462,226
Income tax expense	548	541	379
Net income	223,214	112,268	461,847

Per share information:
Earnings per share: basic	$1.12	$0.56	$2.30
Earnings per share: diluted	$1.12	$0.56	$2.29
The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Balance Sheets as of December 31, 2024 and 2023
(in thousands of $)

	2024	2023
ASSETS
Current assets
Cash and cash equivalents	129,106	116,382
Restricted cash	2,623	2,254
Trade accounts receivable, net	25,485	29,809
Other current assets	53,954	47,812
Related party receivables	2,132	3,734
Derivative instruments receivable	9,111	12,480
Favorable charter party contracts	754	796
Inventories	37,463	40,887
Prepaid expenses	11,957	6,771
Voyages in progress	11,721	17,992
Other intangible assets	2,235	—
Total current assets	286,541	278,917
Vessels and equipment, net	2,959,129	2,987,360
Vessels held for sale	—	14,486
Newbuildings	—	54,777
Finance leases, right of use assets, net	53,656	68,643
Operating leases, right of use assets, net	6,848	9,538
Investments in associated companies	53,056	58,536
Derivative instruments receivable	18,183	15,590
Favorable charter party contracts	2	755
Other long-term assets	1,879	416
Total assets	3,379,294	3,489,018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	113,848	109,309
Current portion of finance lease obligations - related party	18,829	19,601
Current portion of operating lease obligations (including related party balances of $2,280 and $2,147 as of December 31, 2024 and 2023 respectively)	2,414	2,632
Derivative instruments payables	74	172
Unfavorable charter party contracts	2,401	2,496
Related party payables	3,231	9,157
Trade accounts payable	11,793	9,524
Accrued expenses	60,508	46,041
Other current liabilities	21,294	27,259
Total current liabilities	234,392	226,191
Long-term liabilities
Long-term debt	1,188,679	1,260,758
Non-current portion of finance lease obligations - related party	49,158	67,987
Non-current portion of operating lease obligations (including related party balances of $6,918 and $9,198 as of December 31, 2024 and 2023 respectively)	6,918	9,621
Other long-term liabilities	170	2,570
Total liabilities	1,479,317	1,567,127

Commitments and contingencies*
Equity
Share capital (Shares issued: 2024: 201,190,621. 2023: 201,190,621. Outstanding shares: 2024: 199,403,293. 2023: 199,628,293 shares. All shares are issued and outstanding at par value $0.05)	10,061	10,061
Treasury shares	(14,314)	(11,527)
Additional paid in capital	1,124	1,124
Contributed capital surplus	1,582,257	1,582,257
Accumulated earnings	320,849	339,976
Total equity	1,899,977	1,921,891
Total liabilities and equity	3,379,294	3,489,018

*For details please refer to Note 28, "Commitments and contingencies".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022
(in thousands of $)

	2024	2023	2022

Net income	223,214	112,268	461,847
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	141,627	135,548	129,839
Amortization of debt issuance cost	5,594	4,766	3,618
Gain from sale of vessels	(21,427)	(9,188)	(34,185)
Impairment loss on vessels	—	11,780	—
Share option expenses	—	273	566
Share of results of associated companies	4,070	(12,316)	(40,793)
Dividends received from associated companies	1,411	19,181	16,273
Amortization of charter party-out contracts	(1,699)	(1,419)	—
Mark to market (gain) loss on derivatives	677	3,912	(39,496)
Mark to market (gain) loss on marketable securities	—	(287)	(503)
Non-cash lease expense	(230)	(149)	(5,851)
Other	(469)	(1,168)	(518)
Changes in operating assets and liabilities, net:
Trade accounts receivable	4,324	(14,860)	13,889
Related party payables and receivables balances	(4,323)	(1,735)	902
Other receivables	(4,994)	9,072	(19,043)
Inventories	3,423	4,548	(2,051)
Voyages in progress	6,272	(1,018)	13,603
Prepaid expenses	(5,185)	5,731	(4,063)
Other intangible assets	(596)	—	—
Other long-term assets	(2,105)	—	—
Trade accounts payables	2,269	(1,219)	681
Accrued expenses	19,416	8,853	11,981
Other current liabilities	(5,971)	(6,236)	(3,309)
Net cash provided by operating activities	365,298	266,337	503,387
Investing activities
Dividends received from marketable equity securities	—	6	8
Proceeds from sale of shares in associated companies	—	—	937
Repayment of loans receivable from related parties	—	925	5,350
Additions to newbuildings (including related party amounts of $966, $1,387 and $455 for the years ended December 31, 2024, 2023 and 2022 respectively)	(98,706)	(177,931)	(56,028)
Purchase of vessels and equipment	(2,744)	(299,612)	(5,003)
Proceeds from sale of vessels	93,249	94,841	127,552
Net cash provided by (used in) investing activities	(8,201)	(381,771)	72,816
Financing activities
Proceeds from long-term debt	675,020	634,580	275,000
Repayment of long-term debt	(741,500)	(385,413)	(417,217)

Repayment of finance leases (including related party amounts of $24,550, $24,744 and $29,059 for the years ended December 31, 2024, 2023 and 2022 respectively)	(24,550)	(40,568)	(29,059)
Debt fees paid	(7,846)	(4,917)	(2,750)
Share repurchases	(5,737)	(8,357)	(3,273)
Proceeds from exercise of share options	522	692	828
Distributions to shareholders	(239,913)	(100,020)	(471,676)
Net cash provided by (used in) financing activities	(344,004)	95,997	(648,147)
Net change in cash, cash equivalents and restricted cash	13,093	(19,437)	(71,944)
Cash, cash equivalents and restricted cash at beginning of year	118,636	138,073	210,017
Cash, cash equivalents and restricted cash at end of year	131,729	118,636	138,073

Supplemental disclosure of cash flow information:
Interest expenses paid, net of amounts capitalized	98,918	87,630	45,190
Income taxes paid	466	358	240

Details of non-cash investing and financing activities in the year ended December 31, 2024, 2023 and 2022 are given in Note 15, "Vessel and Equipment, Net", Note 16, "Newbuildings" and Note 26, "Related Party Transactions".

The accompanying notes are an integral part of these consolidated financial statements.

Golden Ocean Group Limited
Consolidated Statements of Changes in Equity for the years ended December 31, 2024, 2023 and 2022
(in thousands of $, except number of shares)

	2024	2023	2022
Number of shares outstanding
Balance at beginning of year	199,628,293	200,485,621	200,435,621
Repurchases of shares	(625,000)	(1,107,328)	(400,000)
Distribution of treasury shares	400,000	250,000	450,000
Balance at end of year	199,403,293	199,628,293	200,485,621

Share capital
Balance at beginning of year	10,061	10,061	10,061
Shares issued	—	—	—
Balance at end of year	10,061	10,061	10,061

Treasury shares
Balance at beginning of year	(11,527)	(5,014)	(4,309)
Repurchases of shares	(5,737)	(8,357)	(3,273)
Distribution of treasury shares	2,950	1,844	2,568
Balance at end of year	(14,314)	(11,527)	(5,014)

Additional paid in capital
Balance at beginning of year	1,124	851	285
Stock option expense	—	273	566
Balance at end of year	1,124	1,124	851

Contributed capital surplus
Balance at beginning of year	1,582,257	1,582,257	1,762,649
Distributions to shareholders	—	—	(180,392)
Balance at end of year	1,582,257	1,582,257	1,582,257

Accumulated earnings
Balance at beginning of year	339,976	328,878	160,055
Dividends to shareholders	(239,913)	(100,020)	(291,284)
Loss on distributed treasury shares	(2,428)	(1,150)	(1,740)
Net income	223,214	112,268	461,847
Balance at end of year	320,849	339,976	328,878
Total equity	1,899,977	1,921,891	1,917,033

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

As of December 31, 2024, we own and operate dry bulk carriers of primarily four sizes: Newcastlemax vessels, which are between 200,000 and 210,000 dwt, Capesize vessels, which are between 90,000 and 200,000 dwt, Kamsarmax vessels, which are vessels between 80,000 and 90,000 dwt and Panamax vessels, which are between 65,000 and 80,000 dwt. Throughout 2024, we operated through subsidiaries in Bermuda, Liberia, the Marshall Islands, Norway, Singapore and the UK. During 2024, we re-domiciled certain subsidiaries to Bermuda and closed the subsidiary in the UK and as of December 31,2024, we had subsidiaries located in Bermuda, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of December 31, 2024, we owned 83 dry bulk vessels. In addition, we had eight vessels chartered-in from SFL Corporation Ltd. ("SFL"), of which seven are chartered in on finance leases and one is chartered in on an operating lease. With reference to Note 29, "Subsequent Events", we declared a purchase option for eight SFL vessels in January 2025. Our owned vessels are owned and operated by one of our subsidiaries and are flagged either in the Marshall Islands or Hong Kong.

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

Deferred charges
Loan costs, including debt arrangement fees, are capitalized and amortized on a straight-line basis over the term of the relevant loan. The straight line basis of amortization approximates the effective interest method. If a loan is repaid early, any unamortized portion of the related deferred charges is charged against income in the period in which the loan is repaid. Amortization of debt issuance cost is included in interest expense. Debt issuance costs are presented in the balance sheet as a direct deduction from the carrying amount of the related debt.

Distributions to shareholders
Distributions to shareholders are applied first to retained earnings and recorded as dividends. When retained earnings are not sufficient or we declare distributions from contributed surplus, distributions are applied to the contributed capital surplus account.

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

3. RECENT ACCOUNTING PRONOUNCEMENTS

Accounting Standards Updates, recently adopted

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The guidance expands public entities’ segment disclosures by requiring disclosure of significant segment expenses that are regularly reviewed by the chief operating decision marker (“CODM”) and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. The guidance also allows, in addition to the measure that is most consistent with U.S. GAAP, the disclosure of additional measures of segment profit or loss that are used by the CODM in assessing segment performance and deciding how to allocate resources. This guidance is effective for interim periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The amendments in this update should be applied retrospectively to all periods presented in the financial statements. The adoption of ASU 2023-07 had no material impact on our consolidated financial statements and related disclosures.

Accounting Standards Updates, not yet adopted

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

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"). This ASU requires entities to disclose specific information about certain costs and expenses in the notes to the financial statements for interim and annual reporting periods. The objective of the disclosure requirements is to provide disaggregated information about a public business entity's expenses to help investors (a) better understand the entity's performance, (b) better assess the entity's prospects for future cash flows, and (c) compare an entity's performance over time and with that of other entities. In January 2025, the FASB issued ASU No. 2025-01, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"), which clarified that all public entities are required to adopt the guidance in ASU 2024-03 in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact that ASU 2024-03 and ASU 2025-01 will have on the Company's financial statements and related disclosures.

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

The Income Inclusion Rule applies on a top-down basis, giving the ultimate parent entity country, or an intermediate parent entity country, the right to collect top-up tax for underlying foreign operations, unless the tax is collected in the foreign country. Bermuda, where we are incorporated, has not to date proposed to implement BEPS Pillar Two rules, and therefore the Income Inclusion Rule will not be applicable to Golden Ocean Group Limited and is not expected to apply for any intermediary parent entity in the Group. Norway has implemented the Income Inclusion Rule effective from 2024, but the Golden Ocean group entities located in Norway are not parent to any subsidiaries.

Undertaxed Profit Rule means that any shortfall in tax will be collected in a jurisdiction that has implemented the under taxed payments rule and in which the Group has operating subsidiaries. Under our current group structure, Undertaxed Profit Rule will be applicable for Singapore and Norway companies. We do not expect Undertaxed Profit rules to be implemented before 2025 for either Singapore or Norway.

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

Bermuda
In 2024, 2023 or 2022 we were not required to pay taxes in Bermuda on either income or capital gains.

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

The Company currently does not plan to apply the Economic Transition Adjustment ("ETA") provisions and, as such, the transitional opening tax loss carry forward period for the entities located in Bermuda was calculated starting January 1, 2020. In light of emerging guidance and uncertainty as to the potential impact for the Company, no decision has yet been taken as to whether to take advantage of available tax deductions arising from the transitional calculated losses carry forward or whether to elect the ETA provisions which will limit period of the transitional carry forward loss calculation from October 1, 2023.

In the event the Company makes a future decision to make use of the transitional losses carry forward calculation, it expects to have a potential deferred tax assets relating to these transition rules and elections available in the Bermuda corporate income tax legislation, but does not believe these are material and does not consider that taxable profits from non-shipping related activities for 2025 and subsequent years can currently be considered to be sufficiently probable to allow for recognition of any potential deferred tax assets in the short term.

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

Other Jurisdictions
Our subsidiaries in Norway are subject to income tax. The tax paid by subsidiaries of the Company that are subject to income tax is not material to our consolidated financial statements and related disclosures.

We do not have any unrecognized tax benefits, material accrued interest or penalties relating to income taxes.

5. SEGMENT INFORMATION

The CODM, is our Chief Executive Officer, who measures performance based on our overall return to shareholders based on consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable operating consolidated segment. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The Company’s single operating consolidated segment derives revenue from transporting dry bulk cargoes and chartering vessels to customers on time charter or voyage charter contracts. The accounting policies of the consolidated segment are the same as the Company's accounting policies.

The CODM uses net income to evaluate segment assets in deciding whether to reinvest profits into the consolidated segment or into other strategic activities, such as for acquisitions, construction or modernization for existing vessels, repurchase shares or to pay dividends.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

	2024	2023	2022
Total operating revenues	968,420	885,767	1,113,456
Gain on sale of assets	21,427	9,188	34,185
Other operating income (expenses), net - related party	—	—	(413)

Less:
Voyage expenses and commissions	192,890	246,161	278,550
Running operating expenses	223,449	202,307	186,679
Drydock expenses	55,107	24,114	15,123
Upgrading expenses	7,219	3,194	6,907
Other segment operating expense items	8,196	22,335	17,262
Charter hire expenses	22,715	42,225	57,406
Administrative expenses	24,303	18,679	20,375
Impairment losses on vessels	—	11,780	—
Depreciation	141,627	135,548	129,839
Interest income	6,872	4,717	2,345
Interest expense	(108,215)	(103,664)	(56,248)
Share of results of associated companies	(4,070)	12,316	40,793
Gain on derivatives	15,212	11,371	39,968
Gain on marketable equity securities	—	287	503
Other financial items	(378)	(830)	(222)
Income tax expense	548	541	379
Segment net income	223,214	112,268	461,847
Adjustments and reconciling items	—	—	—
Consolidated net income	223,214	112,268	461,847

For the year ended December 31, 2024, two customers accounted for 10% or more of our consolidated revenues in the amount of $123.1 million and $105.3 million. The accounts receivable from these two customers as of December 31, 2024, were $0.8 million and $4.1 million, respectively. For the years ended December 31, 2023 and December 31, 2022, no customer accounted for 10% or more of our consolidated revenues.

6. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share are as follows:

(in thousands of $)	2024	2023	2022
Net income	223,214	112,268	461,847

(in thousands)	2024	2023	2022
Weighted average number of shares outstanding - basic	199,911	199,924	200,685
Dilutive impact of stock options	81	557	503
Weighted average number of shares outstanding - diluted	199,992	200,481	201,188

In March 2024, 400,000 share options held by the management were exercised and as of December 31, 2024 there are no outstanding options. As of December 31, 2023 and 2022, there were 400,000 and 650,000 outstanding options which were dilutive under the treasury stock method by 370,085 and 503,047 shares, respectively.

With reference to Note 24, "Share Capital, Treasury Shares and Dividends", in 2024, 2023 and 2022, the Company acquired an aggregate of 625,000, 1,107,328 and 400,000 of our own shares in open market transactions under our 2022 share buy-back program. On October 2, 2024, the Company renewed its existing share buy-back program for a further 12 months, up to October 4, 2025. All of the Company's own shares and distributions have been weighted for the portion of the period they were outstanding. As a result, the treasury shares reduced the weighted average number of shares outstanding in 2024, 2023 and 2022 by 1,283,567, 1,266,619 and 506,096 shares, respectively.

7. OPERATING REVENUES

The following table shows the revenues earned from time charters, voyage charters and other revenues for the year ended December 31, 2024, 2023 and 2022:

(in thousands of $)	2024	2023	2022
Time charter revenues	622,569	434,827	593,795
Voyage charter revenues	341,926	446,666	518,398
Other revenues	3,925	4,274	1,263
Total operating revenues	968,420	885,767	1,113,456

In 2024, 2023 and 2022, we recognized a total of $21.1 million, $24.5 million and $29.3 million, respectively, in demurrage which is included under voyage charter revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes taken or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. When a lessor, we have elected the practical expedient for our time charter contracts and voyage charter contracts that qualify as leases to not separate the non-lease component, or service element, from the lease. Furthermore, ASC 842 requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

For the year ended December 31, 2024 the split between lease and non-lease component was as follows:

(in thousands of $)	Lease	Non-lease	Total
Time charter revenues	622,484	85	622,569
Voyage charter revenues	19,880	322,046	341,926
Other revenues	—	3,925	3,925
Total operating revenues	642,364	326,056	968,420

Variable lease income included into our time-charter agreements amounted to $26.7 million, $22.6 million and $18.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

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

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $18.6 million of contract assets were capitalized in the year ended December 31, 2024 under "Other current assets", of which $17.2 million was amortized up to December 31, 2024, leaving a remaining balance of $1.1 million. In 2024, $3.6 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2023.

$24.9 million of contract assets were capitalized in the year ended December 31, 2023 under "Other current assets", of which $21.3 million was amortized up to December 31, 2023, leaving a remaining balance of $3.6 million. In 2023, $4.9 million of contract assets were amortized in relation to voyages in progress at the end of December 31, 2022. In 2022, we amortized an aggregate of $24.7 million of capitalized voyage expenses, or contract assets classified as other current assets.

No impairment losses related to capitalized fulfillment costs were recognized in any of the periods.

As of December 31, 2024, we reported trade accounts receivable and the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues were therefore accounted for under ASC 606:

(in thousands of $)	2024	2023
Voyages in progress (contract assets)	6,943	15,651
Trade accounts receivable	7,338	11,066
Other current assets (capitalized fulfillment costs)	1,084	3,558
Total	15,365	30,275

As of December 31, 2024, we recorded $2.4 million (2023: $5.3 million) in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In 2024, we recognized $5.3 million in revenue, which was deferred as at December 31, 2023, as the performance obligations were met. Credit loss allowance as of December 31, 2024 relating to the contract assets above amounted to $0.1 million. No impairment losses were recognized as of December 31, 2024.

8. GAIN ON SALE OF ASSETS

In September 2024, we entered into agreements to sell a Newcastlemax vessel, Golden Gayle, and a Panamax vessel, Golden Diamond, to unrelated third parties for a total gross amount of $57.5 million. Upon delivery of the vessels in November 2024 and October 2024, respectively, we recorded gains of $16.1 million from the sales.

In June 2024, we entered into an agreement to sell a Panamax vessel, Golden Ruby, to an unrelated third party for a total gross amount of $21.0 million. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million from the sale.

In December 2023, we entered into an agreement to sell a Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. Upon delivery of the vessel in February 2024, we recorded a gain of $1.1 million from the sale.

With reference to Note 10, "Operating Leases", in September 2023, we entered into an agreement to sell a Supramax vessel(1), Golden Hawk, to an unrelated third party for $21.6 million. Upon delivery of the vessel in November 2023, we recorded a gain of $5.8 million from the sale.

In September 2023, we entered into an agreement to sell a Panamax vessel, Golden Suek, to an unrelated third party for a total gross amount of $15.0 million. Upon delivery of the vessel in September 2023, we recorded a gain of $0.8 million from the sale.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for a total gross amount of $30.3 million. Upon delivery of the vessels in December 2022 and January 2023, respectively, we recorded a gains of $2.8 million and $2.6 million from the sales.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels(2), Golden Cecilie and Golden Cathrine, to an unrelated third party for a total gross amount of $63.0 million. Upon delivery of the vessels, we recorded a gain of $21.9 million from the sale in the third quarter of 2022.

In February 2022, we entered into an agreement to sell en-bloc three older Kamsarmax vessels, Golden Empress, Golden Enterprise and Golden Endeavour, to an unrelated third party for a total gross amount of $52.0 million. Upon delivery of the vessels, we recorded a gain of $9.5 million from the sale in the second quarter of 2022.

(1)Defined, together with Ultramax vessels, as vessels carrying capacities of between 55,000 and 65,000 dwt. As of December 31, 2024, we do not own or operate any Supramax vessels.
(2)Defined as vessels carrying capacities of between 55,000 and 65,000 dwt. As of December 31, 2024, we do not own or operate any Ultramax vessels.

9. IMPAIRMENT OF VESSELS

No impairment on vessels was recorded in 2024. In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million. The vessels were delivered to their new owners in May 2023. In the first quarter of 2023, we recorded an impairment loss of $11.8 million in connection to the sale.

10. OPERATING LEASES

As of December 31, 2024, we leased in one vessel (2023: one vessel) from SFL and no vessels from unrelated third parties (2023: no vessel), classified as operating leases. Additionally, as of December 31, 2024, we had one operating lease for our office in Singapore. As of December 31, 2023, we had two operating leases for our offices in Oslo and Singapore. All of these leases had an initial duration above 12 months.

In total we have leased in eight vessels from SFL, of which one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2024. With reference to Note 26, "Related Party Transactions", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for SFL operating lease was $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments are adjusted if the actual three-month reference rate should deviate from a base reference rate of 0.233% per annum for SOFR. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $16,127 for SFL operating lease in 2024 and there was $6.4 million in profit share for all eight SFL vessels in 2024 (nil and $3.0 million in 2023 and 2022, respectively recorded as charter hire expense). Contingent or variable lease expense for the eight SFL leases was recorded in 2024 as interest expense of $2.6 million. In 2023 and 2022 we recorded the variable lease expense of $2.5 million and $0.6 million, respectively. We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years and expires in 2028. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels in January 2025. Accordingly, in January 2025, we modified lease assets and liabilities to include the purchase option and adjust for the decrease in lease term. The estimated financial effect is expected to be an increase in finance lease assets and liabilities of $47.5 million, where total finance lease liabilities will be considered current.

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

For operating leases mentioned above and vessels chartered in on short-term time charters, we have allocated the consideration due between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels. We have presented a total of $8.2 million, $22.3 million and $17.3 million of the non-lease component, or service element, under ship operating expenses for 2024, 2023 and 2022, respectively.

Furthermore, we are committed to making rental payments under operating leases for office premises. Lease expenses of $0.8 million, $0.6 million and $0.6 million were recorded as administrative expenses in the Consolidated Statement of Operations for 2024, 2023 and 2022, respectively.

Our right of use assets for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance as of December 31, 2022	10,361	3,764	1,521	15,646
Additions	—	14,549	—	14,549
Amortization	(1,820)	(2,032)	(524)	(4,376)
Impact of modification of operating leases	—	(16,281)	—	(16,281)
Balance as of December 31, 2023	8,541	—	997	9,538
Amortization	(1,825)	—	(208)	(2,033)
Impact of lease cancellation	—	—	(657)	(657)
Balance as of December 31, 2024	6,716	—	132	6,848

With reference to description above, the lease cancellation relates to our Oslo office lease being reclassified to short-term lease, resulting in a derecognition of the right of use lease asset and obligations.

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

In 2024, 2023 and 2022, we recorded no impairment of right of use assets for operating leases.

Our lease obligations for long-term operating leases were as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	Office Leases	Total
Balance as of December 31, 2022	13,355	3,837	1,405	18,597
Additions	—	14,549	—	14,549
Repayments	(2,010)	(2,105)	(501)	(4,616)
Impact of modification of operating lease	—	(16,281)	—	(16,281)
Foreign exchange translation	—	—	4	4
Balance as of December 31, 2023	11,345	—	908	12,253
Repayments	(2,147)	—	(216)	(2,363)
Impact of lease cancellation	—	—	(558)	(558)
Balance as of December 31, 2024	9,198	—	134	9,332
Current portion	2,280	—	134	2,414
Non-current portion	6,918	—	—	6,918

Charter hire and office rent expense
The future minimum operating lease expense payments (including lease and non-lease components) under our non-cancelable fixed rate operating leases as of December 31, 2024 are as follows:

(in thousands of $)
2025	2,961
2026	2,809
2027	2,809
2028	1,960
Total minimum lease payments	10,539
Less: Imputed interest	(1,207)
Present value of operating lease liabilities	9,332

The future minimum operating lease expense payments are based on the contractual cash outflows under non-cancelable contracts. The charter hire expense recognition is based upon the straight-line basis.

As of December 31, 2024, the future rental payments include $0.2 million (2023: $1.1 million, 2022: $1.7 million) in relation to office rent costs and $10.4 million (2023: $13.2 million, 2022: $19.9 million) in relation to charter hire costs for leased in vessels.

Total expense for operating leases reflected as charter hire expense was $22.7 million in 2024 (2023: $42.2 million, 2022: $57.2 million), which included $19.8 million for short-term leases (2023: $35.5 million, 2022: $50.1 million). Total cash paid in respect of operating leases was $23.3 million in 2024 (2023: $36.1 million, 2022: $66.7 million). The weighted average discount rate in relation to our operating leases was 6.50%, 6.50% and 5.02% for 2024, 2023 and 2022, respectively. The weighted average lease term was 3.6, 4.5 and 4.7 years in 2024, 2023 and 2022, respectively.

Rental income
As of December 31, 2024, we leased out eight vessels on fixed time charter rates (2023: nine vessels) and 27 vessels (2023: 31 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases.

The future operating lease receipts under our operating leases as of December 31, 2024 are as follows:

(in thousands of $)
2025	48,281
2026	2,340
2027	—
2028	—
2029 and thereafter	—
50,621

An index-linked rate in time charter operating leases usually refers to freight rate indices issued by the Baltic Exchange, such as the Baltic Capesize Index and the Baltic Panamax Index, and as such essentially these contracts are operating in the spot market. Index-linked time charter rate operating leases in the table above are included at the minimum rate level of zero.

As of December 31, 2024, the cost and accumulated depreciation of the 35 vessels leased out to third parties, were $1,881.6 million and $463.4 million, respectively.

As of December 31, 2023, the cost and accumulated depreciation of the 40 vessels leased out to third parties, were $2,134.3 million and $475.0 million, respectively.

11. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of December 31, 2024, 2023 and 2022, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2024	2023	2022
Cash and cash equivalents	129,106	116,382	134,784
Short-term restricted cash	2,623	2,254	3,289
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	131,729	118,636	138,073

According to our accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt. We have covenanted to retain at least $68.5 million of cash and cash equivalents as of December 31, 2024 (as of December 31, 2023: $72.9 million and as of December 31, 2022: $61.3 million).

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

(in thousands of $)	2024	2023
Balance at start of year	—	2,187
Disposals	—	(2,474)
Unrealized gain (loss), net	—	287
Total marketable equity securities	—	—

In 2024, we received no dividends from our investment in Eneti (2023: $6.4 thousand). In December 2023, Eneti completed a merger, where each Eneti common stock with par value $0.01 per share, was converted into the right to receive $11.36755 per share in cash. As a result, investment was reclassified to other current assets as of December 31, 2023. The settlement was received in full in January 2024.

13. TRADE ACCOUNTS RECEIVABLE, NET

Trade accounts receivables are stated net of allowance for expected credit losses.

(in thousands of $)	2024	2023	2022
Trade accounts receivable	26,362	30,231	15,397
Allowance for expected credit losses	(877)	(422)	(447)
Total trade accounts receivable, net	25,485	29,809	14,950

Movements in allowance for credit losses in the three years ended December 31, 2024 are summarized as follows:

(in thousands of $)
Balance as of December 31, 2021	297
Additions charged to income	447
Deductions credited to trade receivables	(297)
Balance as of December 31, 2022	447
Additions charged to income	422
Deductions credited to trade receivables	(447)
Balance as of December 31, 2023	422
Additions charged to income	877
Deductions credited to trade receivables	(422)
Balance as of December 31, 2024	877

14. OTHER CURRENT ASSETS

(in thousands of $)	2024	2023
Capitalized fulfillment costs	1,390	3,558
Agent receivables	530	969
Advances	1,023	1,238
Claims receivables	9,591	8,784
Bunker receivables on time charter-out contracts	28,362	21,659
Other receivables	13,058	11,604
Total other current assets	53,954	47,812

Other receivables are presented net of allowances for credit losses amounting to $46.3 thousands as of December 31, 2024 and $46.3 thousands as of December 31, 2023.

15. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance as of December 31, 2022	3,300,778	(634,993)	2,665,785
Acquisition of vessels from H-Line	295,900	—	295,900
Purchase of Golden Hawk	15,300	—	15,300
Other additions	9,048	—	9,048
Disposals and transfer to Vessels Held for Sale*	(101,644)	30,335	(71,309)
Transfer from newbuildings	219,504	—	219,504
Transfer to Vessels Held for Sale**	(20,380)	5,894	(14,486)
Impairment	(11,780)	—	(11,780)
Depreciation	—	(120,602)	(120,602)
Balance as of December 31, 2023	3,706,726	(719,366)	2,987,360
Other additions	1,340	—	1,340
Disposals*	(78,759)	21,991	(56,768)
Transfer from newbuildings	153,837	—	153,837
Depreciation	—	(126,640)	(126,640)
Balance as of December 31, 2024	3,783,144	(824,015)	2,959,129

*this line includes vessels sold and delivered to new owners during 2024 and 2023.
**this line includes transfer to Vessels held for sale which are reflected on the balance sheet as of December 31, 2023.

As of December 31, 2024, we owned 18 Newcastlemaxes, 33 Capesizes, 28 Kamsarmaxes and 4 Panamaxes (as of December 31, 2023: 19 Newcastlemaxes, 33 Capesizes, 24 Kamsarmaxes and 7 Panamaxes).

In September 2024, we entered into agreements to sell one Newcastlemax vessel, Golden Gayle, and one Panamax vessel, Golden Diamond, to unrelated third parties for a total gross amount of $57.5 million. The vessels was delivered to its new owners in November 2024 and October 2024, respectively, upon which we recorded gains of $16.1 million from the sales.

In June 2024, we entered into an agreement to sell one Panamax vessel, Golden Ruby, to an unrelated third party for a total gross amount of $21.0 million. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million from the sale.

In December 2023, we entered into an agreement to sell one Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024, upon which we recorded a gain of $1.1 million from the sale.

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

In March 2023, we entered into an agreement to sell two Capesize vessels, Golden Feng and Golden Shui, to an unrelated third party for a total gross amount of $44.0 million. We recorded an impairment loss of $11.8 million in connection with the sale.

In February 2023, we entered into an agreement to acquire six modern 208,000 dwt Newcastlemax vessels equipped with exhaust gas cleaning systems, or scrubbers, for a total consideration of $291.0 million. The acquired vessels are chartered back to their former owner, an unrelated third party, for approximately 36 months at an average net TCE rate of just above $21,000 per day. As of December 31, 2024, all six vessels were delivered to us and full consideration was paid for these vessels.

The time charter contracts attached to the six Newcastlemax vessels delivered in the year ended December 31, 2023, were valued to net $4.9 million, which was capitalized upon delivery of vessels and recorded as an asset of $2.0 million and a liability of $6.9 million.

In November 2022, we entered into an agreement to sell two Panamax vessels, Golden Ice and Golden Strength, to an unrelated third party for a total gross amount of $30.3 million. Upon delivery of Golden Strength in January 2023, we recorded a gain of $2.6 million from the sale. Golden Ice was delivered to its new owner in December 2022, at which time we recorded a gain of $2.8 million.

In June 2022, we entered into an agreement to sell en-bloc two Ultramax vessels, Golden Cecilie and Golden Cathrine to an unrelated third party for a total gross amount of $63.0 million. The vessels were delivered to their new owner in the third quarter of 2022, upon which we recorded a gain of $21.9 million from the sale.

In February 2022, we entered into an agreement to sell en-bloc three older Kamsarmax vessels, Golden Empress, Golden Enterprise and Golden Endeavour to an unrelated third party for a total gross amount of $52.0 million. The vessels were delivered to their new owner in the second quarter of 2022 upon which we recorded a gain of $9.5 million from the sale.

With reference to Note 16, "Newbuildings", during the year ended December 31, 2024 and December 31, 2023, four and six newbuildings were delivered to us and related accumulated costs were transferred to the "Vessels and equipment, net" in the total amount of $153.8 million and $219.5 million, respectively.

In 2024, we capitalized a total of $1.3 million in relation to the completed installation of Mewis Duct and nil in relation to the installation of ballast water treatment systems ("BWTS") and scrubbers. In 2023 and 2022, we capitalized a total of $9.1 million and $6.0 million in relation to the installation of BWTS and scrubbers, respectively.

Total depreciation expense for own vessels was $126.6 million, $120.6 million and $114.9 million in 2024, 2023 and 2022, respectively. For depreciation expense for finance leases, please refer to Note 17, "Finance Leases".

16. NEWBUILDINGS

Movements in the year ended December 31, 2024, are summarized as follows:

(in thousands of $)
Balance as of December 31, 2022	91,898
Installments paid	172,892
Capitalized interest expense	5,194
Other	4,297
Transfer to vessels and equipment	(219,504)
Balance as of December 31, 2023	54,777
Installments paid	94,675
Capitalized interest expense	2,152
Other	2,233
Transfer to vessels and equipment	(153,837)
Balance as of December 31, 2024	—

In 2021 and 2022, we entered into agreements for the construction of ten high-specification latest generation 85,000 dwt ECO-type Kamsarmax vessels. As of December 31, 2024, all ten vessels have been delivered to us, with six being delivered in 2023 and the remaining four during 2024.

In 2024, we paid installments, net of commissions, in total of $94.7 million. In 2023, we paid installments, net of commissions, of $172.9 million. In 2024 and 2023, we capitalized interest expense of $2.2 million and $5.2 million, respectively, for our ten Kamsarmax newbuildings.

As of December 31, 2024, there were no remaining newbuilding commitments.

17. FINANCE LEASES

As of December 31, 2024, we held seven vessels under finance lease (December 31, 2023: seven vessels). With reference to Note 10, ''Operating Leases'', we have leased in eight vessels from SFL, a related party, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of December 31, 2024. The daily time charter rate for vessels classified as finance lease was $19,135, of which $7,000 is for operating expenses (including drydocking costs) up until the third quarter of 2022 when the daily time charter rate was reduced to $16,435 up until June 30, 2025. Subsequently, the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. For the finance leases, the profit share mechanism is calculated based on a base rate of $14,900 adjusted for a reference rate dependent variable lease consideration. For further description of the calculation of the profit share element and payment structure, refer to Note 10, "Operating Leases". The average daily rate was calculated to be $17,662 for finance leases in 2024 and there was $6.4 million in profit share for all eight SFL vessels in 2024 (nil and $3.0 million in 2023 and 2022, respectively). Contingent or variable lease expense for the eight SFL leases was recorded in 2024 as interest expense of $2.6 million. In 2023 and 2022 we recorded the variable lease expense of $2.5 million and $0.6 million, respectively. The lease term for these vessels has been determined to be 13 years and expires in 2028. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels (including one vessel classified as an operating lease) in January 2025.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	83,589
Additions	16,281
Depreciation	(14,946)
Impairment	—
Disposal	(16,281)
Balance as of December 31, 2023	68,643
Additions	—
Depreciation	(14,987)
Impairment	—
Disposal	—
Balance as of December 31, 2024	53,656

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance as of January 1, 2023	105,975
Additions	16,281
Repayments	(40,568)
Foreign exchange translation	(198)
Interest expense on obligations under finance lease	6,098
Balance as of January 1, 2024	87,588
Additions	—
Repayments	(24,550)
Foreign exchange translation	—
Interest expense on obligations under finance lease	4,949
Balance as of December 31, 2024	67,987
Current portion	18,829
Non-current portion	49,158

With reference to Note 10, "Operating Leases", upon declaring the purchase option for one Supramax vessel, Golden Hawk, we included the option price into lease asset and lease liability and reclassified the lease from operating lease to finance lease in 2023. Repayments of finance leases above includes repayment of $15.3 million for Golden Hawk upon purchase of the vessel in November 2023 before the end of the lease term.

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 3.6 years as of December 31, 2024. The weighted average discount rate was 6.3% and the weighted average lease term was 4.6 years as of December 31, 2023.

The outstanding obligations under finance leases as of December 31, 2024 are payable as follows:

(in thousands of $)
2025	22,551
2026	20,617
2027	20,617
2028	12,319
Thereafter	—
Minimum lease payments	76,104
Less: imputed interest	(8,117)
Present value of obligations under finance leases	67,987

With regard to the eight SFL Capesize vessels, we have a purchase option of $112.0 million en-bloc that was, with reference to Note 29, "Subsequent Events", exercised in January 2025. Accordingly, in January 2025, we modified lease assets and liabilities to include the purchase option and adjust for the decrease in lease term. The estimated financial effect of the purchase option is expected to be an increase in finance lease assets and liabilities of $47.5 million.

18. VESSELS HELD FOR SALE

There were no vessels held for sale as of December 31, 2024. In December 2023, we entered into an agreement to sell a Panamax vessel, Golden Bull, to an unrelated third party for a total gross amount of $16.0 million. The vessel was delivered to its new owner in February 2024 and was classified as held for sale as of December 31, 2023.

19. INVESTMENTS IN ASSOCIATED COMPANIES

As of December 31, 2024, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2024	2023
TFG Marine Pte Ltd ("TFG Marine")	10.00%	10.00%
SwissMarine Pte. Ltd. ("SwissMarine")*	15.92%	15.92%
United Freight Carriers LLC. ("UFC")	50.00%	50.00%

* In March 2023, our ownership in SwissMarine was diluted from 16.4% to 15.92%.

Movements in investments in associated companies for the years ended December 31, 2024 and 2023 are summarized as follows:

(in thousands of $)	Swiss Marine	UFC	TFG Marine	Other	Total
Balance as of December 31, 2022	51,437	4,212	10,211	(460)	65,400
Distributions received from associated companies	(7,803)	(6,513)	(4,865)	—	(19,181)
Loss on disposal of associated companies	(161)	—	—	—	(161)
Share of results	5,149	4,974	1,895	460	12,478
Balance as of December 31, 2023	48,622	2,673	7,241	—	58,536
Distributions received from associated companies	—	(1,411)	—	—	(1,411)
Share of results	(3,896)	708	(882)	—	(4,070)
Other	—	—	1	—	1
Balance as of December 31, 2024	44,726	1,970	6,360	—	53,056

The following tables include summarized financial information provided by the associated companies including information for significant equity affiliates and the reconciliation of such information to the consolidated financial statements shown below:

As of December 31, 2024 (in thousands of $)	Swiss Marine	Other Investments	Total
Current assets	395,655	555,586	951,241
Non-current assets	707,842	18,397	726,239
Total assets	1,103,497	573,983	1,677,480

Current liabilities	685,020	507,335	1,192,355
Long-term liabilities	137,620	34	137,654
Stockholders' equity	280,857	66,615	347,472

Percentage of ownership in equity investees	15.92%	1)
Equity investment of associated companies	44,712	8,270	52,982

Consolidation and reconciling adjustments:
Other	14	60	74
Investment in equity investees	44,726	8,330	53,056

(1) As of December 31, 2024, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other Investments	Total
Current assets	480,769	791,526	1,272,295
Non-current assets	511,710	2,984	514,694
Total assets	992,479	794,510	1,786,989

Current liabilities	449,250	717,853	1,167,103
Long-term liabilities	237,793	13	237,806
Stockholders' equity	305,436	76,643	382,079

Percentage of ownership in equity investees	15.92%	2)
Equity investment of associated companies	48,625	9,804	58,429

Consolidation and reconciling adjustments:
Other	(3)	110	107
Investment in equity investees	48,622	9,914	58,536

(2) As of December 31, 2023, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2024 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	2,083,309	4,791,577	6,874,886
Total operating expense	(2,124,737)	(4,776,537)	(6,901,274)
Net operating (loss) income	(41,428)	15,040	(26,388)
Net loss	(20,322)	(6,902)	(27,224)

Percentage of ownership in investees	15.92%	3)
Equity in net loss	(3,235)	(124)	(3,359)

Consolidation and reconciling adjustments:
Other	(661)	(50)	(711)
Equity in net loss of associated companies	(3,896)	(174)	(4,070)

(3) In 2024, our percentage of ownership in TFG Marine and UFC was 10.00% and 50.00%, respectively.

As of December 31, 2023 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	1,900,669	6,434,643	8,335,312
Total operating expense	(1,918,480)	(6,379,671)	(8,298,151)
Net operating (loss) income	(17,811)	54,972	37,161
Net income	21,655	32,439	54,094

Percentage of ownership in investees	15.92%	4)
Equity in net income	3,447	7,223	10,670

Consolidation and reconciling adjustments:
Other	1,541	105	1,646
Equity in net income of associated companies	4,988	7,328	12,316

As of December 31, 2022 (in thousands of $)	Swiss Marine	Other Investments	Total
Total operating revenue	2,568,524	7,602,558	10,171,082
Total operating expense	(2,360,220)	(7,447,540)	(9,807,760)
Net operating income	208,304	155,018	363,322
Net income	137,328	120,152	257,480

Percentage of ownership in investees	16.40%	4)
Equity in net income	22,522	19,247	41,769

Consolidation and reconciling adjustments:
Other	(979)	3	(976)
Equity in net income of associated companies	21,543	19,250	40,793

(4) In 2023 and 2022, our percentage of ownership in TFG Marine was 10.00% and in UFC 50.00%.

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

We also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider. We account for this investment under the equity method, and the book value of the investment amounted to $2.0 million as of December 31, 2024.

In 2024, cash dividends received from equity method investees amounted to $1.4 million (2023: $19.2 million, 2022: $16.3 million).

20. DEBT

(in thousands of $)	2024	2023
$150.0 million term loan and revolving facility	100,000	—
$180.0 million term loan	174,381	—
$360.0 million term loan and revolving facility	282,216	—
$85.0 million term loan	83,028	—
$40.0 million term loan	37,500	39,500
$80.0 million term loan	74,000	78,000
$233.0 million term loan	—	181,368
$250.0 million term loan	173,588	224,021
$275.0 million term loan and revolving facility	169,718	241,830
$175.0 million term loan and revolving facility	—	127,297
$260.0 million lease financing	219,762	232,143
$304.0 million term loan and revolving facility	—	197,926
$120.0 million term loan	—	58,588
Total U.S. dollar denominated floating rate debt	1,314,193	1,380,673
Deferred charges	(11,666)	(10,606)
Total debt	1,302,527	1,370,067
Current portion of debt	(113,848)	(109,309)
Long-term portion of debt	1,188,679	1,260,758

Movements in 2024, 2023 and 2022 are summarized as follows:

(in thousands of $)	Floating rate debt	Deferred charges	Total
Balance as of December 31, 2021	1,273,723	(11,378)	1,262,345
Loan repayments	(417,217)	—	(417,217)
Loan draw downs	275,000	—	275,000
Capitalized financing fees and expenses	—	(2,890)	(2,890)
Amortization of debt issuance cost	—	3,618	3,618
Balance as of December 31, 2022	1,131,506	(10,650)	1,120,856
Loan repayments	(385,413)	—	(385,413)
Loan draw downs	634,580	—	634,580
Capitalized financing fees and expenses	—	(4,722)	(4,722)
Amortization of debt issuance cost	—	4,766	4,766
Balance as of December 31, 2023	1,380,673	(10,606)	1,370,067
Loan repayments	(741,500)	—	(741,500)
Loan draw downs	675,020	—	675,020
Capitalized financing fees and expenses	—	(6,654)	(6,654)
Amortization of debt issuance cost	—	5,594	5,594
Balance as of December 31, 2024	1,314,193	(11,666)	1,302,527

A summary of our interest bearing loans and borrowings, including lease financing, as of December 31, 2024 is as follows:

$150.0 million term loan facility
In October 2024, we entered into a $150.0 million sustainability linked term loan facility with a group of first tier European shipping banks to refinance our obligations under the $175.0 million loan facility described below. The loan facility is secured by six Newcastlemax vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 165 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from first quarter of 2025 onward, with a balloon payment of $0.9 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, we drew $100.0 million under the facility and there was an available undrawn amount of $50.0 million.

$180.0 million term loan facility
In April 2024, we signed a $180.0 million sustainability linked term loan facility to refinance six Newcastlemax vessels under the $233.0 million facility described below. The financing has a five-year tenor and a linear age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 160 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from third quarter of 2024 onward, with a balloon payment of $126.6 million at maturity. During 2024, $5.6 million was repaid.

$360.0 million term loan facility
In February 2024, we signed a $360.0 million sustainability linked credit facility to refinance our obligations under the $120.0 million and $304.0 million loan facilities described below. The loan facility is secured by 19 vessels, and has a five-year tenor and an age adjusted amortization profile of 20 years. The facility is priced with an interest rate of SOFR plus a margin of 175 basis points per annum, and includes a sustainability linked pricing element with an additional 5 basis points pricing adjustment dependent on emission reduction performance. Repayments are made on a quarterly basis from second quarter of 2024 onward, with a balloon payment of $164.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $27.8 million was repaid, which included repayment of debt in connection to the sale of Golden Diamond of $6.6 million. There was an available undrawn amount of $50.0 million.

$85.0 million lease financing
In December 2023, we signed a sale and leaseback agreement for an amount of $85.0 million to partially finance the four Kamsarmax newbuildings to be delivered during 2024. The lease financing has a ten-year tenor and an interest rate of SOFR plus a margin of 185 basis points per annum. The lease is repaid over a straight-line amortization profile of 21 years and with purchase options throughout the term and at maturity,with the purchase options being the "Net Purchase Option Price"

equivalent to the amount of the outstanding capital element at the purchase option exercise date. As of December 31, 2024, all four newbuildings were delivered and we drew $85.0 million under the facility. During 2024, $2.0 million was repaid.

$40.0 million term loan facility
In July 2023, we entered into a $40.0 million credit facility to partially finance the two Kamsarmax newbuildings delivered during the third quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 175 basis points per annum. Repayments are made on a quarterly basis from fourth quarter of 2023 onward, with a balloon payment of $26.5 million at maturity. During 2024, $2.0 million was repaid and there was no available undrawn amount.

$80.0 million term loan facility
In April 2023, we signed an agreement for a $80.0 million facility to partially finance the four Kamsarmax newbuildings delivered during the second quarter of 2023. The facility has a seven-year tenor and an interest rate of SOFR plus a margin of 180 basis points per annum. Repayments are made on a quarterly basis from third quarter of 2023 onward, with a balloon payment of $52.0 million at maturity. During 2024, $4.0 million (2023: $2.0 million) was repaid and there was no available undrawn amount.

$250.0 million term loan facility
In January 2023, we signed a loan agreement for a $250.0 million credit facility with a group of leading shipping banks The facility has an interest rate of SOFR plus a margin of 180 basis points and matures in January 2028 and is secured by a fleet of 16 Capesize, Kamsarmax and Panamax vessels. Repayments are made on a quarterly basis from second quarter of 2023 onward, with a balloon payment of $112.1 million at maturity. During 2024, $50.4 million (2023: $26.0 million) was repaid, which included repayment of debt in connection to the sale of Golden Bull ($7.7 million), Golden Ruby ($8.1 million) and Golden Gayle ($12.4 million). There was no available undrawn amount.

$275.0 million term loan facility
In May 2022, we signed a loan agreement for a $275.0 million term loan and revolving facility. The facility bears an interest of SOFR plus a margin of 190 basis points. It also includes a $50.0 million non-amortizing revolving credit tranche. All tranches under the $275.0 million term loan facility and revolving credit tranche mature in May 2027. Repayments are made on a quarterly basis from third quarter of 2022 onward, with a balloon payment of $114.4 million at maturity, in addition to all undrawn amounts of the revolving credit facility. During 2024, $72.1 million (2023: $22.1 million) was repaid, which included a $50 million repayment of the revolving credit tranche, leaving an available undrawn amount of $50.0 million.

$260.0 million lease financing
In August 2021, we signed a sale and leaseback agreement for an amount of $260.0 million, refinancing the remaining nine vessels and three newbuildings financed by the Sterna Facility. The lease financing has a seven-year tenor, bears an interest of SOFR plus a margin of 200 basis points, has a straight line amortization profile of 21 years and has purchase options throughout the term, with a purchase obligation at maturity. Repayments are made on a quarterly basis from fourth quarter of 2021 onward. During 2024, $12.4 million (2023: $12.4 million) was repaid and there was no available undrawn amount.

A summary of our interest bearing loans and borrowings, including lease financing, that has been refinanced during the year ended December 31, 2024 and 2023 is as follows:

$175.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 19-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 216 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $175.0 million loan facility and drew down on the $150.0 million loan facility described above. In total, during 2024, $127.3 million (2023: $35.1 million, including $25.0 million on the revolving credit tranche) was repaid, including $25.0 million on the revolving credit tranche, leaving an available undrawn amount of $50.0 million before the loan facility was refinanced.

$304.0 million term loan facility (refinanced)
This facility had a five-year tenor and a 20-year age adjusted repayment profile. The facility carried interest of SOFR plus a margin of 261 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $304.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $197.9 million (2023: $18.7 million) was repaid.

$120.0 million term loan facility (refinanced)
This facility had a seven-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 251 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $120.0 million loan facility and drew down on the $360.0 million loan facility described above. In total, during 2024, $58.6 million (2023: $5.0 million) was repaid.

$233.0 million term loan facility (refinanced)
This facility had a two-year tenor and a 20-year age adjusted amortization profile. The facility carried interest of SOFR plus a margin of 190 basis points. In 2024, we refinanced and fully repaid the outstanding amounts under the $233.0 million loan facility and drew down on the $180.0 million loan facility described above. In total, during 2024, $181.4 million (2023: $33.2 million) was repaid.

Financial covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, the loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital as defined in the loan agreement and a value adjusted equity covenant. Under most of our debt facilities the aggregate value of the collateral vessels shall not fall below 130% of the loan outstanding, depending on the facility (for $150 million loan facility, the value should not fall below 135%. For $40 million loan facility, the value should not fall below 125%. For $260 million and $85 million lease financings, the value should not fall below 115%). We need to maintain free cash of at least $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

With regards to free cash, we have covenanted to retain at least $68.5 million of cash and cash equivalents as of December 31, 2024 (December 31, 2023: $72.9 million) and in accordance with our accounting policy this is classified under cash and cash equivalents. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of December 31, 2024 and December 31, 2023, we were in compliance with our financial covenants.

On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company. All of our loan agreements contain a change of control compliance clause that prohibits any person, other than Hemen Holdings Limited (“Hemen”) and certain of its affiliates, without the lenders prior written approval from either acquiring (directly or indirectly): (i) more than 33.33% of the shares or the votes of the Company; or (ii) the right to control the appointment of a majority of the members of the Board of Directors of the Company. The Share Purchase has resulted in a breach of change of control compliance clause described above for all our loan agreements with the total outstanding debt of $1,314.2 million as of December 31, 2024. Although we are not currently in default, our lenders may declare a default if they serve a notice of non-compliance and we fail to rectify the issue within 14 days period. As of March 20, 2025, the Company has not received any request to rectify the non-compliance. We are currently in discussions with our existing lenders to address the change in the Company’s largest shareholder as a result of the Share Purchase, and the discussions have not resulted in any rejections as of March 20, 2025.

Additionally, CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.

Deferred charges
Debt issuance costs of $11.7 million as of December 31, 2024 (2023: $10.6 million) are presented as a deduction from the carrying value of our debt.

The outstanding debt as of December 31, 2024 is repayable as follows:

(in thousands of $)
2025	113,848
2026	113,848
2027	217,223
2028	353,627
2029	371,360
Thereafter	144,287
Total U.S. dollar denominated floating rate debt	1,314,193
Deferred charges	(11,666)
Total debt	1,302,527

Assets pledged
As of December 31, 2024, 83 vessels (2023: 83 vessels) with an aggregate carrying value of $2,959.1 million (2023: $2,987.4 million) were pledged as security for our floating rate debt.

Weighted average interest
The weighted average interest rate related to our floating rate debt (margin excluding SOFR) as of December 31, 2024 and 2023 was 1.80% and 2.05%, respectively.

21. ACCRUED EXPENSES

(in thousands of $)	2024	2023
Voyage expenses	7,814	14,427
Ship operating expenses	37,967	17,997
Administrative expenses	4,023	4,009
Tax expenses	626	518
Interest expenses	10,078	9,090
Total accrued expenses	60,508	46,041

22. OTHER CURRENT LIABILITIES

(in thousands of $)	2024	2023
Deferred charter revenue	15,691	22,840
Payroll and employee tax	555	680
Bunker obligations on time charter out contracts	2,227	3,733
Other current liabilities	2,821	6
Total other current liabilities	21,294	27,259

23. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and are summarized as follows:

(in thousands of $)	2024	2023
Interest rate swaps	27,261	27,930
Foreign currency swaps	—	—
Bunker derivatives	33	140
Forward freight agreements	—	—
Asset Derivatives - Fair Value	27,294	28,070

(in thousands of $)	2024	2023
Interest rate swaps	—	—
Foreign currency swaps	74	2
Bunker derivatives	—	170
Forward freight agreements	—	—
Liability Derivatives - Fair Value	74	172

During 2024, 2023 and 2022, the following were recognized and presented under "Gain on derivatives" in the consolidated statement of comprehensive income:

(in thousands of $)		2024	2023	2022
Interest rate swaps	Interest income (expense)	15,481	15,710	(466)
	Unrealized fair value gain (loss)	(664)	(4,929)	40,614
Foreign currency swaps	Realized gain (loss)	(188)	124	(194)
	Unrealized fair value gain (loss)	—	—	113
Forward freight agreements	Realized gain (loss)	270	(1,137)	(579)
	Options	—	—	—
Bunker derivatives	Realized gain (loss)	167	710	1,518
	Unrealized fair value gain (loss)	146	893	(1,038)
		15,212	11,371	39,968

24. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

Authorized share capital:
(in thousands of $ except per share amount)	2024	2023	2022
300 million common shares with $0.05 par value	15,000	15,000	15,000

Issued and outstanding number of shares:
(number of shares of $0.05 each)	2024	2023	2022
Issued shares: Balance at start of year	201,190,621	201,190,621	201,190,621
Shares issued	—	—	—
Settlement of options	—	—	—
Issued shares: Balance at the end of year	201,190,621	201,190,621	201,190,621

Outstanding number of shares: Balance at start of year	199,628,293	200,485,621	200,435,621
Shares issued	—	—	—
Repurchases of shares	(625,000)	(1,107,328)	(400,000)
Distribution of treasury shares	400,000	250,000	450,000
Outstanding number of shares: Balance at end of year	199,403,293	199,628,293	200,485,621

In 2024, 2023 and 2022, we acquired an aggregate of 625,000, 1,107,328 and 400,000, respectively, of our own shares, in open market transactions under our 2022 share buy-back program. In 2024, 2023 and 2022, the shares were acquired on the OSE and on NASDAQ at an aggregate purchase price of $5.7 million, $8.4 million and $3.3 million, respectively. As of December 31, 2024, the Company held 1,787,328 treasury shares out of which 1,732,328 were repurchased under the 2022 share buy-back program and 55,000 were repurchased under the 2019 share buy-back program (December 31, 2023: 1,562,328 treasury shares, December 31, 2022: 705,000 treasury shares).

In 2024, 2023 and 2022, 400,000, 250,000 and 450,000 share options held by the management were exercised, respectively. We settled the options by distributing the same amount of treasury shares acquired as part of 2022 and 2019 share buy-back programs and recorded a loss of $2.4 million, $1.2 million and $1.7 million in the equity statement.

In 2024, 2023 and 2022, we paid $239.9 million, $100.0 million and $471.7 million in dividends to our shareholders, respectively, corresponding to a dividend per share of $1.20, $0.50 and $2.35. Refer to Note 29, "Subsequent Events", for any subsequent dividend declarations.

As of December 31, 2024, 199,403,293 common shares were outstanding (December 31, 2023: 199,628,293 common shares, December 31, 2022: 200,485,621 common shares), which includes an adjustment for treasury shares in 2024, 2023 and 2022 of 1,787,328, 1,562,328 and 705,000, respectively.

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

In 2020, in accordance with the terms of the 2016 Plan, 550,000, 275,000 and 275,000 share options were granted to the Chief Executive Officer, Chief Financial Officer and Chief Commercial Officer of Golden Ocean Management AS, respectively. The share options have a five-year term and vest equally over three years with a subscription price per share as specified below. The total fair value for share option award was estimated to be $0.8 million, $0.4 million and $0.4 million, respectively. All outstanding share options granted in 2020 were exercised in 2024.

	Number of options		Weighted Average Exercise Price		Weighted Average Grant date Fair Value
	Management	Total		1)
Total Outstanding as of December 31, 2022	650,000	650,000	$6.27		$1.28
Granted during 2023	—	—	—		—
Exercised during 2023	250,000	250,000	$6.70	2)	$1.29
Forfeited during 2023	—	—	—		—
Exercisable as of December 31, 2023	400,000	400,000	$5.63	2)	$1.20
Outstanding as of December 31, 2023 - Unvested	—	—	—		—
Total Outstanding as of December 31, 2023	400,000	400,000	$5.63		$1.20
Granted during 2024	—	—	—		—
Exercised during 2024	400,000	400,000	$5.86	2)	$1.08
Forfeited during 2024	—	—	—		—
Exercisable as of December 31, 2024	—	—	—		—
Outstanding as of December 31, 2024 - Unvested	—	—	—		—
Total Outstanding as of December 31, 2024	—	—	—		—
1) not adjusted for dividends. For all share options granted the share options exercise price is adjustable for distribution of dividend before the share options are exercised.
2) Accumulated dividends as of exercise date during 2023, as of December 31, 2023 and as of exercise date during 2024 are approximately $4.40, $4.80 and $5.10 per share, respectively.

As of December 31, 2024 and 2023, outstanding vested options amounted to nil and 400,000, respectively.

The following table summarizes certain information about the options outstanding as of December 31, 2024 and 2023:

	Options Outstanding and Unvested, December 31, 2024			Options Outstanding and Exercisable, December 31, 2024
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
$0.00	—	$0.00	0	—	$0.00		0

	Options Outstanding and Unvested, December 31, 2023			Options Outstanding and Exercisable, December 31, 2023
Weighted Average Exercise Price of Outstanding Options	Number of options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Number of options	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life
$5.63	—	$0.00	0	400,000	$5.63	1)	1.79
1) Accumulated dividends as of December 31, 2023 are approximately $4.80 per share.

For the year ended December 31, 2024 and 2023 the share based compensation was nil and $0.3 million, respectively, and are included in "Administrative expenses" in the consolidated statement of operations. In 2024 and 2023, we settled the exercise of 400,000 and 250,000 share options, respectively, by distributing the same amount of treasury shares.

As of December 31, 2024 and 2023, the estimated cost relating to non-vested share options not yet recognized was nil and nil respectively.

26. RELATED PARTY TRANSACTIONS

We transacted business with the following related parties, consisting of companies in which Hemen, our largest shareholder prior to the closing of the Share Purchase on March 12, 2025, and companies associated with Hemen have a significant interest: Frontline plc and its subsidiaries (referred to as "Frontline"), SFL, Seatankers Management Co. Ltd and companies related to it (referred to as "Seatankers") and Front Ocean Management ("Front Ocean"). We also transacted business with our associated companies. With reference to Note 29, "Subsequent Events", as of March 12, 2025, Hemen ceased to hold any of our common shares of the Company.

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information related to these contracts. With reference to Note 29, "Subsequent Events", we exercised the purchase option in January 2025.

Seatankers
During the twelve months ended December 31, 2024, we have been the commercial manager of 10 (2023: 10) dry bulk vessels owned and operated by Seatankers, with the number reduced to nine in March 2024. Pursuant to the management agreements, we receive $125 (2023: $125, 2022: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short-term time charters.

United Freight Carriers
With reference to Note 19, "Investments in Associated Companies", we also have an equity investment of 50% of the shares in UFC, a dry cargo vessel operator and logistics service provider that primarily focuses its activity around smaller bulk carriers with deadweight of up to 50,000 tonnes.

SwissMarine
With reference to Note 19, "Investments in Associated Companies", in 2019 we made an equity investment in SwissMarine, a dry bulk freight operator of which we have determined to have significant influence. In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, for which remaining balance of $5.35 million was fully repaid by SwissMarine in 2022 and there is no outstanding balance as of December 31, 2024.

In addition, we have entered into several charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $0.9 million in the year ended December 31, 2024 (December 31, 2023: total time charter and voyage charter revenues of $3.9 million).

TFG Marine
With reference to Note 19, "Investments in Associated Companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. In 2020, the shareholder loan in the total amount of $75,000 was converted to equity of TFG Marine, reducing the balance of the loan to $0.9 million. The loan had a five-year term and bears interest of LIBOR plus a margin of 7%. In February 2023, TFG Marine fully repaid the outstanding loan of $0.9 million. We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $134.7 million to TFG Marine in relation to bunker procurement in 2024 (2023: $159.8 million) and $3.1 million remains due as of December 31, 2024 (December 31, 2023: $8.5 million).

In 2020, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. In May 2022, we increased this guarantee under a bunker supply agreement with TFG Marine from $20.0 million to $30.0 million. As of December 31, 2024, there are no exposures under this guarantee and liability recorded relating to the exposure. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2024.

Management Agreements
Technical Supervision Services
Up until January 1, 2024, we received technical supervision services from Frontline Management (Bermuda) Limited ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management received an annual management fee of $25,170 in 2023. From 2024, technical supervision is performed by Golden Ocean's in-house technical team, with the exception of newbuilding supervision services, which have been performed by Frontline Management.

Other Management Services
We aim to operate efficiently through utilizing Front Ocean or other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. We receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts charged by related parties in 2024, 2023 and 2022 is as follows:

(in thousands of $)	2024	2023	2022
Frontline	2,028	4,206	3,902
SFL	35,753	29,773	30,914
Seatankers	—	2,686	8,756
CCL	—	—	395
Front Ocean Management AS	2,466	2,001	1,781
	40,247	38,666	45,748

Net amounts charged by related parties comprise general management and commercial management fees, charter hire, interest costs and technical supervision fees.

A summary of net amounts charged to related parties in 2024, 2023 and 2022 is as follows:

(in thousands of $)	2024	2023	2022
SFL	—	70	96
Seatankers	709	456	486
SwissMarine	855	3,940	2,033
UFC	498	900	—
	2,062	5,366	2,615

Net amounts charged to related parties mainly comprise commercial management, general management fees and charter revenues.

A summary of related parties income (expense) amounts included into Consolidated Statements of Operations is as follows:

(in thousands of $)	2024	2023	2022
Time charter and voyage charter revenues	855	3,940	2,033
Other revenues	709	526	582
Other operating income (expenses)	—	—	(413)
Ship operating expenses[1]	(475)	(3,184)	(4,916)
Charter hire expenses[2]	(35,713)	(31,484)	(37,328)
Administrative expenses	(3,093)	(2,611)	(2,636)
	(37,717)	(32,813)	(42,678)

(1) Excluding newbuildings supervision fee of $1.0 million and $1.4 million for the years ended December 31, 2024, and December 31, 2023, respectively, which were capitalized as part of newbuildings
(2) Including charter hire expenses for SFL leases which is subsequently credited to Depreciation and Interest expense

A summary of balances due from related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
Frontline	1,783	3,145
UFC	157	—
Seatankers	213	528
SFL	—	82
Credit loss allowance	(21)	(21)
	2,132	3,734

A summary of short-term balances owed to related parties as of December 31, 2024 and 2023 is as follows:

(in thousands of $)	2024	2023
TFG Marine	3,109	8,479
Seatankers	13	—
Other	109	678
	3,231	9,157

As of December 31, 2024 and December 31, 2023, receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. In addition to the balances stated above, we have recorded operating lease liabilities and finance lease liabilities related to the eight vessels chartered from SFL. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information.

We have periodically issued share options as disclosed in Note 25, "Share Options", of these consolidated financial statements.

27. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates payments. As of December 31, 2024, we have interest rate swaps whereby the floating rate (3-months SOFR) on a notional principal amount of

$550 million (December 31, 2023: $650 million) are swapped to fixed rate. Credit risk exists to the extent that the counterparties are unable to perform under the swap contracts but this risk is considered remote as the counterparties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Our interest rate swap contracts as of December 31, 2024 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional Amount	Inception Date	Maturity Date	Fixed Interest Rate
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.41%
Receiving floating, pay fixed	50,000	August 2017 1)	August 2025	2.58%
Receiving floating, pay fixed	100,000	October 2019 1)	October 2025	2.51%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.94%
Receiving floating, pay fixed	50,000	March 2020 1)	March 2027	0.74%
Receiving floating, pay fixed	50,000	April 2022	December 2030	2.53%
Receiving floating, pay fixed	50,000	July 2022	September 2030	1.77%
Receiving floating, pay fixed	50,000	January 2023	March 2030	3.07%
Receiving floating, pay fixed	50,000	January 2023 2)	January 2030	2.55%
Receiving floating, pay fixed	50,000	March 2023 2)	January 2030	2.64%
	550,000

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
2) Forward-looking swaps: first payment date for the $50 million 2.55% interest rate swap (SOFR) and $50 million 2.64% interest rate swap is October 2025.

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

As of December 31, 2024, we had long positions through FFA of net 495 days with maturity in 2025.
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

As of December 31, 2024, we had no outstanding bunker swap agreements. As of December 31, 2023, we had outstanding bunker swap agreements for about 4.2 thousand metric tonnes.

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

As of December 31, 2024, we had contracts to swap USD to NOK for a notional amount of $1.8 million. As of December 31, 2023, we had contracts to swap USD to NOK for a notional amount of $2.1 million.

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

The carrying value and estimated fair value of our financial instruments as of December 31, 2024 and December 31, 2023 are as follows:

		2024	2024	2023	2023
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	129,106	129,106	116,382	116,382
Restricted cash	1	2,623	2,623	2,254	2,254
Derivative assets	2	27,294	27,294	28,070	28,070
Liabilities
Long-term debt - floating	2	1,314,193	1,314,193	1,380,673	1,380,673
Derivative liabilities	2	74	74	172	172

There have been no transfers between different levels in the fair value hierarchy in 2024 and 2023.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash and investments - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the year ended December 31, 2024, the value of Golden Gayle and Golden Diamond, one Newcastlemax vessel and one Panamax vessel, with sales entered into with unrelated third parties in September 2024, was measured at fair value. The fair value were based on level three inputs and the expected market value based on sales agreement. Upon delivery of the vessels in November 2024 and October 2024, we recorded a gain of $16.1 million.

During the year ended December 31, 2024, the value of Golden Ruby, a Panamax vessel, with sales entered into with an unrelated party in June 2024, was measured at fair value. The fair value were based on level three inputs and the expected market value based on sales agreement. Upon delivery of the vessel in August 2024, we recorded a gain of $4.2 million.

During the year ended December 31, 2024, the value of Golden Bull, a Panamax vessel, with sales entered into with an unrelated party in December 2023, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreement. Upon delivery of the vessel in February 2024, we recorded a gain of $1.1 million.

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

During the year ended December 31, 2022, the value of Golden Ice, Golden Cecilie, Golden Cathrine, Golden Empress, Golden Enterprise and Golden Endeavour, two Ultramax vessels, three Kamsarmax vessels and one Panamax vessel sold to unrelated third parties, were measured at fair value. The fair values were based on level three inputs and the expected market values based on sales agreements. Upon delivery of Golden Ice in December 2022, we recorded a gain of $2.8 million. Golden Cecilie and Golden Cathrine was delivered to its new owner in the third quarter of 2022, at which time we recorded a gain of $21.9 million. Golden Empress, Golden Enterprise and Golden Endeavour was delivered to its new owner in the second quarter of 2022, at which time we recorded a gain of $9.5 million.

Assets Measured at Fair Value on a Recurring Basis

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

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB, DNB and Danske Bank. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

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

As of December 31, 2024, we have seven vessels held under finance lease and one vessel held under operating lease. Refer to Note 10, "Operating Leases", and Note 17, "Finance Leases", for additional information. With reference to Note 29, "Subsequent Events", we exercised the purchase option for the eight SFL vessels in January 2025.

As of December 31, 2024, we had firm commitments totaling $7.8 million related to estimated yard bills for drydocking of our vessels.

With reference to Note 19, "Investments in Associated Companies", we issued a $20 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with TFG Marine. In May 2022, we increased this guarantee under the bunker supply arrangement with TFG Marine from $20 million to $30 million. As of December 31, 2024, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of December 31, 2024.

29. SUBSEQUENT EVENTS

The Company had the option to purchase the eight vessels from SFL en-bloc for an aggregate price of $112 million on the 10-year anniversary of the commencement of the leases of such vessels. In January 2025, the Company sent a notice to SFL declaring the purchase option for the eight vessels. The purchase will be finalized during the third quarter of 2025 and is expected to be partly financed by a $90 million credit facility, which is credit approved by the lender but subject to the negotiation and execution of customary documentation including updating change of control clauses due to Share Purchase described above. The two-year facility is non-amortizing and revolving, with an interest of SOFR plus a margin of 145 basis points per annum.

On February 26, 2025, we announced a cash dividend of $0.15 per share in respect of the fourth quarter of 2024, which is payable on or about March 21, 2025, to shareholders of record on March 11, 2025. Shareholders holding the Company's shares through Euronext VPS may receive this cash dividend later on or about March 24, 2025.

On March 4, 2025, CMB.TECH, through its subsidiary CMB.TECH Bermuda Ltd., entered into a share purchase agreement with Hemen to purchase all of Hemen’s 81,363,730 of our common shares at a purchase price of $14.49 per common share (the “Share Purchase”). Following the closing of the Share Purchase on March 12, 2025, Hemen ceased to hold any of our common shares of the Company.

CMB.TECH has identified syndicate banks to refinance all or part of our current outstanding debt and has entered into credit committee approved commitment letters with these banks as of March 4, 2025 for outstanding borrowings of up to $2.0 billion, that are subject only to the execution of satisfactory documentation and customary covenants and closing conditions. If we are unable to reach agreements with our existing lenders, we plan on refinancing our existing debt with the committed financing described above, which may have, among others, the expected terms, as follows: Golden Ocean is the borrower, the guarantors are CMB.TECH, and the subsidiaries of Golden Ocean that own the vessels are serving as collateral under the loan. The financing is expected to have a 5-year tenor and a linear age adjusted amortization profile of 20 years. The facility is expected to be priced with an interest rate of SOFR plus a market-based margin.